Form 40-F
period 2003-12-31
TRANSCANADA PIPELINES LTD
filed 2004-03-15
CIK 99070

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES
       EXCHANGE ACT OF 1934

                                       OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2003      Commission File Number 1-8887
                          -----------------                             ------

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

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
8.25% PREFERRED SECURITIES DUE 2047             New York Stock Exchange


        Securities registered pursuant to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

     [ X ] Annual Information Form     [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                              AT DECEMBER 31, 2003,
        4,000,000 CUMULATIVE REDEEMABLE FIRST PREFERRED SHARES SERIES U
       AND 4,000,000 CUMULATIVE REDEEMABLE FIRST PREFERRED SHARES SERIES Y
                           WERE ISSUED AND OUTSTANDING
   ALL OF THE REGISTRANT'S COMMON SHARES ARE OWNED BY TRANSCANADA CORPORATION.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     Yes                                         No   X
         -----                                      -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes   X                                     No
         -----                                      -----

     The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference in Post-Effective Amendment No. 1 on Form F-9 to Registration Statement on Form F-10 (Reg. No. 333-101140) under the Securities Act of 1933, as amended.

              CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                       MANAGEMENT'S DISCUSSION & ANALYSIS

A.   AUDITED ANNUAL FINANCIAL STATEMENTS

     The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto are included herein, see pages F-3 to F-38. See Note 19 of the Notes to Consolidated Financial Statements on pages F-33 through F-38 of the Registrant's consolidated audited annual financial statements, reconciling the important differences between Canadian and United States generally accepted accounting principles.

B.   MANAGEMENT'S DISCUSSION & ANALYSIS

     For management's discussion and analysis, see the Management's Discussion & Analysis on pages M-1 through M-42 included herein.

                                   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

                       DISCLOSURE CONTROLS AND PROCEDURES

     Pursuant to the Sarbanes-Oxley Act of 2002 as adopted by the U.S. Securities and Exchange Commission, the Registrant's management evaluates the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

     As of the end of the period covered by this Annual Report, the Registrant's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that the Registrant's disclosure controls are effective in ensuring that material information relating to the Registrant is made known to management on a timely basis, and is included in this Form 40-F.

     No change in the Registrant's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Harry G. Schaefer has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Schaefer as an audit committee financial expert does not make Mr. Schaefer an "expert" for any purpose, impose any duties, obligations or liability on Mr. Schaefer that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

                                 CODE OF ETHICS

     The Registrant has adopted codes of business ethics for its employees and officers, its principal executive officer, principal financial officer and controller and its directors. The Registrant's codes are available on its website at www.transcanada.com. There has been no waiver of the codes granted during the 2003 fiscal year.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees for professional services rendered by KPMG LLP for TransCanada PipeLines Limited and its subsidiaries for the 2003 and 2002 fiscal years are shown in the table below:

     --------------------------------------------------------------
     Fees in millions of dollars                2003          2002
     --------------------------------------------------------------
     Audit Fees                               $ 1.78        $ 1.80
     --------------------------------------------------------------
     Audit-Related Fees                         0.05          0.02
     --------------------------------------------------------------
     Tax Fees                                   0.06          0.10
     --------------------------------------------------------------
     All Other Fees                             0.05             -
     --------------------------------------------------------------
     Total                                    $ 1.94        $ 1.92
     --------------------------------------------------------------

     The nature of each category of fees is described below.

AUDIT FEES

     Audit fees were incurred for professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

AUDIT-RELATED FEES

     Audit-related fees were incurred for the audit of the financial statements of the Registrant's various pension plans.

TAX FEES

     Tax fees were incurred for tax compliance and tax advice. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrant's expatriate tax services program and assistance in completing routine tax schedules and calculations; and tax services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

ALL OTHER FEES

     Fees disclosed in the table above under the item "all other fees" were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of advice with regards to compliance with the Sarbanes-Oxley Act of 2002.

PRE-APPROVAL POLICIES AND PROCEDURES

     The Registrant's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit Committee has granted pre-approval for engagements of $25,000 CDN or less and within management's annual pre-approved limit. For engagements of $25,000 CDN or less which are not within management's annual pre-approved limit, and for engagements between $25,000 CDN and $100,000 CDN, approval of the Audit Committee Chairman is required and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. In all cases, regardless of dollar amount involved, where there is a potential for conflict of interest for the external auditor to arise on an engagement, the Audit Committee Chairman shall pre-approve the assignment.

     The Registrant has not approved any non-audit services on the basis of the de-minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

                         OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees described in Notes 17 and 19 of the Notes to the Consolidated Financial Statements. The disclosure relating to guarantees in Notes 17 and 19 to the Consolidated Financial Statements is incorporated herein by reference.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                                                   LESS THAN                           MORE THAN
CONTRACTUAL OBLIGATIONS                                                  TOTAL       1 YEAR    1-3 YEARS   3-5 YEARS    5 YEARS
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt Obligations                                                10,795       569       1,225       1,191       7,810
Capital (Finance) Lease Obligations
Operating Lease Obligations                                                  118        18          36          34          30
Purchase Obligations(1)                                                    6,586     1,036       1,349         889       3,312
Other  Long-Term  Liabilities  Reflected  on the  Registrant's  Balance
Sheet under the GAAP of the primary financial statements
                                                                         ---------------------------------------------------------
Total                                                                     17,499     1,623       2,610       2,114      11,152
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

     (1) The amounts in this table exclude expected funding contributions of approximately $80 million in 2004 to the Registrant's pension plans.

For further information on purchase obligations see "Management's Discussion and Analysis - Contractual Obligations - Purchase Obligations", which is incorporated herein by reference.

                      IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

          Chair:       H.G. Schaefer
          Members:     P. Gauthier
                       K.L. Hawkins
                       S.B. Jackson
                       J.R. Paul

                           FORWARD-LOOKING INFORMATION

     Documents and statements herein and documents herein incorporated by reference, and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward looking statements are based on TCPL's current beliefs as well as assumptions made by and information currently available to TCPL and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date hereof, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

                         TRANSCANADA PIPELINES LIMITED

                         Per: /s/ Russell K. Girling
                              --------------------------------------------
                              RUSSELL K. GIRLING, Executive Vice-President, Corporate Development and Chief Financial Officer

                              Date: March 15, 2004

DOCUMENTS FILED AS PART OF THIS REPORT

     1. TransCanada PipeLines Limited Annual Information Form for the year ended December 31, 2003.

     2. Management's Discussion and Analysis included herein on pages M-1 through M-42.

     3. 2003 Consolidated Audited Financial Statements included herein on pages F-3 through F-38.

     4. U.S. GAAP reconciliation included herein on pages F-33 through F-38 of the 2003 Consolidated Audited Financial Statements.


EXHIBITS

     1.   Consent of KPMG LLP, Chartered Accountants.

     2. Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     3. Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     4. Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

     5. Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

                                                                          [LOGO]

                         TRANSCANADA PIPELINES LIMITED

                                    RENEWAL
                            ANNUAL INFORMATION FORM

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               FEBRUARY 24, 2004

                               TABLE OF CONTENTS

                                            PAGE
                                          --------
TABLE OF CONTENTS.......................         i
REFERENCE INFORMATION...................        ii
PRESENTATION OF INFORMATION.............        ii
FORWARD-LOOKING INFORMATION.............        ii
THE COMPANY.............................         1
  TransCanada PipeLines Limited.........         1
  Subsidiaries..........................         1
  Gas Transmission Business.............         2
  Power Business........................         3
GENERAL DEVELOPMENT OF THE BUSINESS.....         3
  Developments in Gas Transmission
    Business............................         3
  Developments in Power Business........         4
  Recent Developments...................         5
BUSINESS OF TCPL........................         6
  Gas Transmission......................         6
    Wholly-Owned Pipelines..............         7
    Other Gas Transmission..............        11
    Regulation of North American
      Pipelines.........................        13
    Competition in Gas Transmission.....        14
    Research and Development............        14
  Power.................................        14
    TransCanada Power, L.P..............        15
    Power Performance...................        16
    Regulation of Power.................        16
    Competition in Power................        17
  Other Interests.......................        17
    Cancarb Limited.....................        17
    TransCanada Turbines................        17
    TransCanada Calibrations............        17
  Discontinued Operations...............        17
    Gas Marketing and Trading...........        17

                                            PAGE
                                          --------
    International.......................        17
    Midstream...........................        18
HEALTH, SAFETY AND ENVIRONMENT..........        18
  Climate Change........................        19
PATENTS, LICENCES AND TRADEMARKS........        19
LEGAL PROCEEDINGS.......................        19
RISK FACTORS............................        19
    Gas Transmission....................        19
    Power...............................        20
    International.......................        20
    Corporate...........................        20
FINANCIAL INFORMATION...................        21
  Three Year Selected Consolidated
    Financial Information...............        21
  Dividends.............................        21
MARKET FOR SECURITIES...................        21
DIRECTORS AND OFFICERS..................        22
    Directors...........................        22
    Officers............................        24
CORPORATE GOVERNANCE....................        26
ADDITIONAL INFORMATION..................        27
SCHEDULE "A"............................        28
  Exchange Rate of the Canadian
    Dollar..............................        28
  Metric Conversion Table...............        28
SCHEDULE "B"............................        29
SCHEDULE "C"............................        37
SCHEDULE "D"............................        41
SCHEDULE "E"............................        43
SCHEDULE "F"............................        44
SCHEDULE "G"............................        50
SCHEDULE "H"............................        53
SCHEDULE "I"............................        55

                                                TRANSCANADA PIPELINES LIMITED  i

                             REFERENCE INFORMATION

For the reference information noted below, please refer to Schedule "A".

    - Exchange Rate of the Canadian Dollar

    - Metric Conversion Table

                          PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this Renewal Annual Information Form ("AIF") is given as at December 31, 2003 ("YEAR END").

This AIF has been prepared to reflect the presentation of the operations of TransCanada PipeLines Limited ("TCPL") as they are presented in TCPL's 2003 Audited Consolidated Financial Statements. TCPL's Management's Discussion and Analysis dated February 24, 2004 ("MD&A") and Notes 1, 17 and 18 of TCPL's 2003 Audited Consolidated Financial Statements are hereby incorporated by reference.

Unless the context indicates otherwise, a reference in this AIF to "TCPL" includes the subsidiaries of TCPL through which its various business operations are conducted. The term "subsidiary", when referred to in this AIF, means direct and indirect wholly-owned subsidiaries of TCPL.

Trends impacting TCPL's gas transmission and power businesses are discussed in the MD&A under the headings "Gas Transmission" (under the subheadings "Opportunities", "Challenges" and "Canadian Regulatory Development") and "Power" (under the subheadings "Opportunities" and "Challenges").

                          FORWARD-LOOKING INFORMATION

Documents incorporated by reference in this AIF and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward looking statements are based on TCPL's current beliefs as well as assumptions made by and information currently available to TCPL and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Much of this information also appears in the MD&A. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed in this AIF, which could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this AIF or otherwise, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

ii  TRANSCANADA PIPELINES LIMITED

                                  THE COMPANY

TRANSCANADA PIPELINES LIMITED

TCPL is a Canadian public company. Significant dates and events are set forth below:

DATE                    EVENT
----                    -----
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

June 1, 1979            Continued under the CANADA BUSINESS CORPORATIONS ACT.

July 2, 1998            Certificate of Arrangement issued in connection with the
                        Plan of Arrangement with NOVA Corporation ("NOVA") through which the companies merged and then split off the commodity chemicals business carried on by NOVA into a separate public company.

January 1, 1999         Certificate of Amalgamation issued reflecting TCPL's
                        vertical short form amalgamation with a wholly-owned
                        subsidiary, Alberta Natural Gas Company Ltd.

January 1, 2000         Certificate of Amalgamation issued reflecting TCPL's
                        vertical short form amalgamation with a wholly-owned
                        subsidiary, NOVA Gas International Ltd.

May 4, 2001             Restated TransCanada PipeLines Limited Articles of
                        Incorporation issued.

June 20, 2002           Restated TransCanada PipeLines Limited By-Laws.

May 15, 2003            Certificate of Arrangement issued in connection with the
                        plan of arrangement with TransCanada Corporation
                        ("TRANSCANADA"). TransCanada was incorporated pursuant to
                        the provisions of the CANADA BUSINESS CORPORATION ACT on
                        February 25, 2003. The arrangement was approved by TCPL
                        common shareholders on April 25, 2003 and following court
                        approval, Articles of Arrangement were filed making the
                        arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their TCPL common shares for one common share of TransCanada. The debt securities and
                        preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the
                        principal operating subsidiary of the TransCanada group of entities.

TCPL's registered office and executive office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

At Year End, TCPL had approximately 2,325 employees in Canada and the United States, and two employees posted abroad.

SUBSIDIARIES

TCPL's significant subsidiaries at Year End are noted below. The list excludes certain of TCPL's subsidiaries where:

    - the total assets and total revenue of the individual excluded subsidiaries do not constitute more than ten per cent of the consolidated assets and revenues of TCPL at the most recent year end; and

                                                TRANSCANADA PIPELINES LIMITED  1

    - the aggregate assets and operating revenues of the excluded subsidiaries represent less than 20 per cent of the consolidated assets and revenues of TCPL at the most recent year end.

                                                                                PERCENTAGE OWNERSHIP
                                                              ORGANIZED UNDER    BY TCPL OF VOTING
SUBSIDIARY(1)                                                   THE LAWS OF            SHARES
-------------                                                 ---------------   --------------------
NOVA Gas Transmission Ltd...................................    Alberta                  100
TransCanada PipeLine USA Ltd................................     Nevada                  100
701671 Alberta Ltd..........................................    Alberta                  100
  TransCanada Energy Ltd....................................     Canada                  100

NOTE:

(1) Names shown without indentation are direct subsidiaries of TCPL. The indentation of the name of a subsidiary indicates that such subsidiary is held by a subsidiary of TCPL. The percentage ownership shown for a subsidiary is that held directly by its immediate parent.

GAS TRANSMISSION BUSINESS

CANADA

TCPL, through subsidiaries, has substantial Canadian natural gas pipeline holdings, including:

    - a natural gas transmission system throughout the province of Alberta ("ALBERTA SYSTEM");

    - a Canadian mainline natural gas transmission system ("CANADIAN MAINLINE");

    - a natural gas transmission system in southeastern B.C., southern Alberta and southwestern Saskatchewan ("FOOTHILLS SYSTEM");

    - a natural gas transmission system in southeastern British Columbia (the "BC SYSTEM"); and

    - a 50 per cent interest in Trans Quebec & Maritimes Pipeline Inc. ("TQM") which operates a natural gas transmission system in southeastern Quebec ("TQM SYSTEM").

UNITED STATES

TCPL, through subsidiaries, has natural gas pipeline holdings in the United States including:

    - a 50 per cent interest in Great Lakes Gas Transmission Limited Partnership ("GREAT LAKES");

    - a 41 per cent interest in the Iroquois Gas Transmission System
      ("IROQUOIS");

    - a 61.7 per cent interest in the Portland Natural Gas Transmission System Partnership ("PORTLAND");

    - a 12.3 per cent voting interest in Northern Border Pipeline Company ("NORTHERN BORDER") through Northern Border Partners, L.P. ("NBP L.P.") and a 30 per cent interest in Northern Border through TC PipeLines, L.P.; and

    - a one per cent interest in Tuscarora Gas Transmission Company
      ("TUSCARORA").

TCPL holds a 33.4 per cent interest in TC PipeLines, L.P., a publicly held limited partnership of which a subsidiary of TCPL acts as the general partner. The remaining interest of TC PipeLines, L.P. is widely held by the public.
TC PipeLines, L.P. holds a 30 per cent interest in Northern Border and a 49 per cent interest in Tuscarora.

2  TRANSCANADA PIPELINES LIMITED

POWER BUSINESS

TCPL owns and/or operates or has under construction or development a number of power plants, and purchases power under a number of power purchase arrangements. TCPL's power plants and power purchase arrangements, in the aggregate, represent approximately 4,667 megawatts ("MW") of power generation capacity.

TCPL holds a 35.6 per cent interest in TransCanada Power, L.P. ("POWER LP"), with the remaining interest being widely held by the public. A subsidiary of TCPL acts as the general partner of Power LP. Power LP owns seven power plants which are managed by TCPL.

                      GENERAL DEVELOPMENT OF THE BUSINESS

The general development of TCPL's business during the last three financial years, and the significant events or conditions which have had an influence on that development, are summarized below. Most of these events are discussed in greater detail under the heading "Business of TCPL" in this AIF.

DEVELOPMENTS IN GAS TRANSMISSION BUSINESS

TCPL's focus has been to sustain, grow and optimize its natural gas transmission business, including to pursue changes to the regulated business models that are applicable to TCPL's operations. Summarized below are significant developments that have occurred in TCPL's natural gas transmission business over the last three years.

2003

In August 2003, TCPL acquired the remaining interests in Foothills Pipe Lines Ltd. ("FOOTHILLS") that it did not previously own. The Foothills System, which is owned by Foothills, complements TCPL's existing western Canadian facilities. It extends 1,040 kilometres and carries over 30 per cent of all Canadian natural gas exports to the United States.

TCPL, through Foothills, holds certificates for both the Alaskan and Canadian segments of the Alaska Highway Pipeline Project and also holds significant right-of-way assets for the project in both Canada and Alaska.

In June 2003, TCPL, the Mackenzie Delta Producers Group ("MACKENZIE PRODUCERS") and Mackenzie Valley Aboriginal Pipeline L.P. ("ABORIGINAL PIPELINE GROUP" or "APG") reached a funding and participation agreement. TCPL agreed to finance the APG's share of project definition costs in exchange for several options including an ownership interest in the pipeline, certain rights of first refusal in the Mackenzie Gas Pipeline Project and the right to have the Mackenzie Delta gas flow into the Alberta System.

In September 2003, TCPL and ConocoPhillips Company ("CONOCOPHILLIPS") announced the Fairwinds Partnership to jointly evaluate a liquefied natural gas ("LNG") regasification facility in Harpswell, Maine. TCPL also continues to pursue other LNG projects in North America.

TCPL increased its ownership interest in Portland in the northeastern
United States from 33.3 per cent to 61.7 per cent through acquisitions that took place in September and December 2003.

For further information about Gas Transmission Developments in 2003, refer to the headings "Business of TCPL -- Gas Transmission -- Wholly-Owned Pipelines" and "Business of TCPL -- Gas Transmission -- Other Gas Transmission" below.

2002

In August 2002, TCPL completed the acquisition of a portion of the two per cent general partnership interest in NBP L.P., a publicly held limited partnership which provides TCPL with a 17.5 per cent voting interest on its partnership policy committee. NBP L.P. owns interests in pipelines and gas processing plants in the United States and Canada, including a 70 per cent interest in Northern Border.

                                                TRANSCANADA PIPELINES LIMITED  3

2001

In January 2001, TCPL announced that it had reached a settlement in principle regarding 2001 and 2002 tolls and services on the Alberta System. The settlement established the Alberta System's fixed revenue requirement for the next two years. The settlement, approved by the Alberta Energy and Utilities Board ("EUB"), together with the receipt point specific rate design previously approved by the EUB, formed the basis of the Alberta System's tolls in 2002.

In February 2001, TCPL announced that it had reached a settlement regarding the 2001 and 2002 services and pricing on the Canadian Mainline that resolved all issues other than cost of capital. The parties agreed that the issue of cost of capital would be determined in a different forum. The National Energy Board ("NEB") approved the settlement.

By December 31, 2001, TCPL had sold the majority of its natural gas marketing and trading operations, including its structured products business, most of its natural gas transportation and storage contracts and its net back pool operations.

DEVELOPMENTS IN POWER BUSINESS

In the past three years, TCPL has grown its power business and in particular, has increased its generation capacity from approximately 2,253 MW in 2001 to 4,667 MW in 2003. In addition, net earnings from power operations has increased by $52 million over the same period. Summarized below are significant developments that have occurred in TCPL's power business over the last three years.

2003

In February 2003, TCPL, as part of a consortium, acquired a 31.6 per cent interest in Bruce Power L.P. ("BRUCE POWER") and a 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power. Bruce Power leases its generation facilities from Ontario Power Generation Inc. ("OPG"). The facilities consist of eight nuclear reactors, five of which were operational at Year End with a capacity of 3,910 MW. An additional reactor with capacity of 750 MW was restarted in January 2004.

The members of the purchasing consortium of Bruce Power have severally, on a pro-rata basis, guaranteed certain contingent financial obligations of Bruce Power related to operator licenses, the OPG lease agreement, power sales agreements and contractor services. Bruce Power continues to be operated by its pre-acquisition management which is comprised of experienced nuclear power plant operators. Spent fuel and decommissioning liabilities remain with OPG under the terms of the lease.

In 2003, TCPL announced that it would construct two new power plants. The first of these is the 550 MW natural gas-fired Becancour cogeneration power plant near Trois-Rivieres, Quebec ("BECANCOUR PLANT") which will supply its entire power output to Hydro-Quebec. Distribution is provided for under a 20 year power purchase contract. The cost of the Becancour Plant is estimated to be $550 million, including capitalized interest, and the plant is expected to be in service in late 2006. TCPL is also constructing the 90 MW Grandview natural gas-fired cogeneration power plant on the site of the Irving Oil refinery in Saint John, New Brunswick ("GRANDVIEW PLANT"). Under a 20 year tolling arrangement, a subsidiary of Irving Oil Limited will provide fuel to the Grandview Plant and has contracted for 100 per cent of the Grandview Plant's heat and electricity output. The cost of the Grandview Plant is estimated to be approximately $90 million. Construction of the Grandview Plant began in 2003 and has an expected in-service date at the end of 2004. In addition, construction of the 165 MW MacKay River power plant was completed in 2003 and the plant is expected to be put into commercial service in the first quarter of 2004.

2002

In November 2002, TCPL completed the acquisition of the 300 MW ManChief power plant, situated approximately 145 kilometres northeast of Denver, Colorado. The ManChief power plant is operated under contract by an unaffiliated third party.

4  TRANSCANADA PIPELINES LIMITED

2001

In 2001, TCPL acquired 50 per cent of the power purchase arrangements for the Sundance B power plant located near Edmonton, Alberta. Sundance B has capacity to generate 706 MW. In addition, TCPL completed construction of two natural gas fired plants: an 80 MW power plant near Carseland, Alberta and a 40 MW power plant near Redwater, Alberta. Finally, TCPL acquired Curtis Palmer Hydroelectric Company, L.P. in July 2001, which owns and operates two hydroelectric plants near Corinth, New York which have a combined generating capacity of 60 MW. The entire output from the Curtis Palmer plants are committed to a purchaser under a long-term, fixed-price power purchase arrangement.

RECENT DEVELOPMENTS

On February 24, 2004, TransCanada announced an agreement to acquire Gas Transmission Northwest Corporation ("GTNC") from National Energy & Gas Transmission, Inc. ("NEGT") for approximately US$1.703 billion, including
US$500 million of assumed debt and subject to typical closing adjustments. The acquisition of GTNC is subject to bankruptcy court approval, including completion of a court sanctioned auction process, and to regulatory approval. The agreement contemplates that final bankruptcy court approval of the sale will be obtained within 75 days of signing the agreement.

GTNC is a natural gas pipeline company that owns and operates two pipeline systems. The first of these is the Gas Transmission Northwest pipeline system, formerly known as Pacific Gas Transmission, which extends more than 2,174 kilometres from a connection point on TCPL's BC System near Kingsgate, British Columbia on the British Columbia -- Idaho border to a point near Malin, Oregon on the Oregon -- California border. The second pipeline system, the North Baja pipeline system, extends 128 kilometres from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California -- Baja California, Mexico border. The natural gas transported on North Baja system comes primarily from supplies in the southwestern United States for markets in Northern Baja California, Mexico. The sale of the North Baja pipeline is subject to a right of first refusal held by an unaffiliated company.

In a referendum held on March 9, 2004, the residents of Harpswell, Maine voted against leasing a town-owned site for an LNG regasification facility which the Fairwinds Partnership had been evaluating for development. The Fairwinds Partnership subsequently announced that it has suspended any further work on the project in Harpswell, Maine.

                                                TRANSCANADA PIPELINES LIMITED  5

                                BUSINESS OF TCPL

The following table shows TCPL's revenues from operations by segment, classified geographically, for the years ended December 31, 2003 and 2002.

                                                                      2003                    2002
                                                              ---------------------   ---------------------
                                                              (millions of dollars)   (millions of dollars)
GAS TRANSMISSION
  Canada -- Domestic Deliveries.............................          2,492                   2,076
  Canada -- Export Deliveries(1)............................          1,291                   1,641
  United States.............................................            173                     204
                                                                      -----                   -----
                                                                      3,956                   3,921
                                                                      -----                   -----

POWER
  Canada -- Domestic Deliveries.............................            765                     655
  Canada -- Export Deliveries(1)............................              2                      --
  United States.............................................            634                     638
                                                                      -----                   -----
                                                                      1,401                   1,293
                                                                      -----                   -----
TOTAL REVENUES(2)...........................................          5,357                   5,214
                                                                      =====                   =====

NOTES:

(1) Export deliveries include gas transmission revenues attributable to deliveries to United States pipelines and power deliveries to United States markets.

(2) Revenues are attributed to countries based on country of origin of product or service.

GAS TRANSMISSION

TCPL's transmission business principally includes the operation of the Canadian Mainline, the Alberta System, the Foothills System, the BC System and TCPL's other investments in natural gas pipelines located primarily in Canada and the United States.

Canadian natural gas transmission services are provided under gas transportation tariffs that provide for cost recovery including return of and return on capital as approved by the applicable regulatory authorities. In some cases, such tariffs are determined under agreements with customers and other interested parties, subject to regulatory approval. The net income of the gas transmission business is generated based on such tariffs. Under the current regulatory model, net income is not affected by fluctuations in the commodity price of natural gas, but such fluctuations influence both production levels and the natural gas basins from which North American natural gas users elect to purchase natural gas supplies.

The volume of natural gas shipments on the Canadian Mainline, the Alberta System, the Foothills System and the BC System depends on the volume of natural gas produced and sold both in and outside of Alberta, and on the construction and availability of other pipeline capacity. The natural gas transported by TCPL comes primarily from the Western Canada Sedimentary Basin ("WCSB"). The WCSB's estimated remaining established reserves of natural gas are approximately 57 trillion cubic feet ("TCF") with a remaining reserve-to-production ratio of approximately nine years at current levels of production. Incremental reserves are continually being discovered, and generally maintain the reserve-to-production ratio at close to nine years. Production of natural gas from the WCSB has not increased since 2001. With the expansion of capacity on TCPL's wholly and partially owned pipelines over the past decade and the competition provided by other pipelines, combined with significant growth in natural gas demand in Alberta, TCPL anticipates there will be excess pipeline capacity out of the WCSB for the foreseeable future.

In addition to the information concerning the gas transmission segment of TCPL's business set out herein, further information can be found in the MD&A under the heading "Gas Transmission -- Wholly-Owned Pipelines -- Business Risks".

6  TRANSCANADA PIPELINES LIMITED

WHOLLY-OWNED PIPELINES

ALBERTA SYSTEM

The Alberta System, held by NOVA Gas Transmission Ltd. ("NGTL"), a subsidiary of TCPL, is an Alberta-wide natural gas transmission system that collects and transports natural gas for use in Alberta and for delivery to connecting pipelines, such as the Canadian Mainline, the Foothills System and the BC System, as well as to other unaffiliated pipelines, at various points on the Alberta border for delivery to eastern Canada, British Columbia and the United States. The Alberta System includes approximately 22,700 kilometres of mainlines and laterals.

Capital expenditures, which are dependent in part upon requests for increased transportation service by customers, were $53 million in 2003. TCPL anticipates approximately $90 million of capital spending on the Alberta System in 2004. These capital expenditures will be primarily related to capacity expansion.

The following table sets forth the annual volumes delivered off the Alberta System for the years ended December 31, 2003 and 2002.

                                                                      2003                   2002
                                                              --------------------   --------------------
DELIVERY POINTS                                               VOLUME(1)   PER CENT   VOLUME(2)   PER CENT
---------------                                               ---------   --------   ---------   --------
                                                                (Bcf)                  (Bcf)
Alberta.....................................................      539        14          475        11
Eastern Canada and Eastern United States....................    1,552        40        1,738        42
Western United States.......................................      665        17          750        18
Midwestern United States....................................    1,117        29        1,155        28
British Columbia............................................       10        --           28         1
                                                                -----       ---        -----       ---
TOTAL.......................................................    3,883       100        4,146       100
                                                                =====       ===        =====       ===

NOTES:

(1) Of the total volumes transported in 2003, 1.89 Tcf of natural gas was delivered to the Canadian Mainline, 674 billion cubic feet ("BCF") of natural gas was delivered to the BC System (including the BC portion of the Foothills System) and 777 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

(2) Of the total volumes transported in 2002, 2.09 Tcf of natural gas was delivered to the Canadian Mainline, 773 Bcf of natural gas was delivered to the BC System (including the BC portion of the Foothills System) and 779 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

    ALBERTA SYSTEM CONTRACTED FIRM TRANSPORTATION SERVICES

As of Year End, the Alberta System was providing transportation for 182 shippers pursuant to approximately 15,500 firm service transportation contracts.

As of Year End, the weighted average remaining term of firm transportation contracts was approximately 2.4 years compared to a weighted average remaining term of 3.0 years as of December 31, 2002. Currently, these contracts are renewable by the customer providing notice to NGTL at least twelve months prior to the expiry of the current contract term. The Alberta System has seen a 30 per cent decrease in firm contracted capacity since the 1998-1999 contract year. Further information about the Alberta System can be found in the MD&A under the headings "Gas Transmission -- Wholly-Owned Pipelines -- Financial Review" and "Gas Transmission -- Wholly-Owned Pipelines -- Business Risks".

    REGULATION OF THE ALBERTA SYSTEM

The construction and operation of the Alberta System is regulated by the EUB primarily under the provisions of the GAS UTILITIES ACT (Alberta) and the PIPELINE ACT (Alberta). NGTL also requires the EUB's approval for rates, tolls and charges, and the terms and conditions under which it provides its services. Under the provisions of the PIPELINE ACT, the EUB oversees various matters, including the economic, orderly and efficient development of the pipeline, the operation and abandonment of the pipeline, and certain related pollution and environmental conservation issues. In addition to requirements under the PIPELINE ACT, the construction and operation of

                                                TRANSCANADA PIPELINES LIMITED  7
natural gas pipelines in Alberta are subject to certain provisions of, and require certain approvals under, other provincial legislation such as the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta).

Alberta System tolls are designed to generate sufficient revenues for NGTL to recover operating expenses, depreciation, taxes and financing costs of the Alberta System, including interest on debt and payments on securities attributable to the Alberta System, together with a return on deemed common equity.

In February 2003, NGTL negotiated the Alberta System 2003 Revenue Requirement Settlement ("2003 SETTLEMENT") with certain shippers and other interested parties. Under the Alberta System 2003 Settlement, approved by the EUB on June 24, 2003, NGTL's 2003 revenue requirement was fixed at $1.277 billion, subject to certain adjustments, including variances from previous agreements, CO(2) management service costs, and annual foreign exchange amortization amounts.

In March 2003, NGTL negotiated the 2003 Tariff Settlement with certain shippers and interested parties. The 2003 Tariff Settlement, approved by the EUB on June 24, 2003, established NGTL's 2003 rates, tolls and charges for services, certain new services and new terms and conditions for certain existing services.

In July 2003, NGTL filed evidence in the EUB's generic cost of capital proceeding ("GCOC"). NGTL is seeking a return of 11 per cent on a deemed common equity of 40 per cent for the Alberta System. NGTL has been advised by the EUB that it expects to adopt a standardized approach to determining return and capital structure for utilities under its jurisdiction through the GCOC. NGTL expects the EUB to issue its decision in the third quarter of 2004.

In September 2003, NGTL filed Phase 1 of its Alberta System 2004 General Rate Application ("GRA-PHASE 1") with the EUB. As part of the GRA-Phase 1, NGTL applied to increase the composite depreciation rate from 4.00 per cent to
4.13 per cent. NGTL filed Phase 2 of the GRA, dealing with rate design and services, in November 2003 ("GRA-PHASE 2"). The EUB will consider the GRA-Phase 1 and GRA-Phase 2 in hearings scheduled to commence on April 1, 2004 and June 1, 2004, respectively.

On December 16, 2003, the EUB approved interim rates effective January 1, 2004, which will remain in place until final 2004 rates are determined.

    TOLLING METHODOLOGY FOR THE ALBERTA SYSTEM

The current tolling methodology and rate design for the Alberta System features differentiated pricing for each gas receipt point on the Alberta System. The receipt-point price is dependent on geographic location, the diameter of the pipe through which the customer's natural gas travels, and the term of the transportation contract.

CANADIAN MAINLINE

The Canadian Mainline consists of approximately 14,900 kilometres of pipeline system transporting natural gas from the Alberta border east to various delivery points in Canada and at the United States border.

Capital expenditures on the Canadian Mainline in 2003 were approximately
$48 million. These expenditures were primarily for maintenance capital and plant retirement projects. TCPL anticipates approximately $120 million of capital spending on the Canadian Mainline in 2004. The expected 2004 capital expenditures primarily relate to capacity capital, maintenance capital and plant retirement projects.

8  TRANSCANADA PIPELINES LIMITED

The following table sets forth the revenues earned and volumes delivered for the years ended December 31, 2003 and 2002 for the Canadian Mainline.

                                                                2003                               2002
                                                  --------------------------------   --------------------------------
                                                        REVENUES          PER CENT        REVENUES(1)        PER CENT
                                                  ---------------------   --------   ---------------------   --------
                                                  (millions of dollars)              (millions of dollars)
REVENUES
Domestic........................................          1,035              46                610              28
Export..........................................          1,214              54              1,568              72
                                                          -----             ---              -----             ---
TOTAL...........................................          2,249             100              2,178             100
                                                          =====             ===              =====             ===

                                                                2003                               2002
                                                  --------------------------------   --------------------------------
                                                         VOLUME           PER CENT          VOLUME           PER CENT
                                                         ------           --------          ------           --------
                                                          (Bcf)                              (Bcf)
VOLUMES TRANSPORTED
Domestic........................................          1,295              49              1,223              47
Export..........................................          1,333              51              1,407              53
                                                          -----             ---              -----             ---
TOTAL...........................................          2,628             100              2,630             100
                                                          =====             ===              =====             ===

NOTE:

(1) 2002 domestic revenues were reduced as a result of transportation service credits related to two new services offered in that year. Total credits of $662 million were reported against 2002 domestic revenues. These services were discontinued in 2003.

    CANADIAN MAINLINE CONTRACTED FIRM TRANSPORTATION SERVICES

As of Year End, the Canadian Mainline was providing transportation for 127 shippers pursuant to 352 firm service transportation contracts. Approximately 51 per cent of the total daily transportation volume represented by these contracts relates to contracts for delivery of natural gas at United States border points.

As of Year End, the weighted average remaining term of firm transportation contracts on the Canadian Mainline was approximately 3.2 years compared to a weighted average remaining term of 3.7 years at December 31, 2002. These contracts are renewable by the customer providing notice to TCPL at least six months prior to the expiry of the current contract term. The Canadian Mainline last operated at capacity with one year or longer firm service contracts during the 1998-1999 contract year. Since then, the Canadian Mainline has seen a 36 per cent decrease in firm contracted deliveries and a 15 per cent decrease in total deliveries originating at the Alberta border and in Saskatchewan. Further information can be found in the MD&A under the headings "Gas
Transmission -- Wholly-Owned Pipelines -- Financial Review" and "Gas Transmission -- Wholly-Owned Pipelines -- Business Risks".

    REGULATION OF THE CANADIAN MAINLINE

Under the terms of the NATIONAL ENERGY BOARD ACT (Canada), the NEB regulates the construction, operation, tolls and tariffs of the Canadian Mainline. The NEB is the authority under the CANADIAN ENVIRONMENTAL ASSESSMENT ACT responsible for considering the environmental and social impacts of proposed pipeline projects. The Canadian Mainline tolls are designed to generate sufficient revenues for TCPL to recover operating expenses, depreciation, taxes and financing costs of the Canadian Mainline, including interest on debt and payments on preferred securities attributable to the Canadian Mainline, together with a return on deemed common equity.

The tolls are composed of a demand charge component and a commodity charge component. The demand charge is independent of the volumes shipped and is designed to recover fixed costs, such as fixed operating expenses, financing costs (including a return on deemed common equity), taxes and depreciation. The commodity charge is designed to recover variable operating costs. These charges are paid by shippers under transportation contracts with TCPL.

                                                TRANSCANADA PIPELINES LIMITED  9

In June 2002, the NEB denied TCPL's request to adopt an after-tax weighted average cost of capital methodology for establishing investment return and an after-tax weighted average cost of capital of 7.5 per cent, equivalent to a
12.5 per cent rate of return on deemed common equity of 40 per cent ("FAIR RETURN DECISION"). The NEB instead affirmed a formula established in 1995 for setting return on common equity. Under this formula, the rate of return on common equity for the Canadian Mainline was 9.61 per cent in 2001,
9.53 per cent in 2002 and 9.79 per cent in 2003. The NEB increased deemed common equity to 33 per cent from the previously approved level of 30 per cent. In September 2002, TCPL filed a request for a review and variance of the Fair Return Decision which was denied by the NEB in February 2003. TCPL maintains that the Fair Return Decision issued in June 2002 does not recognize the long-term business risks of the Canadian Mainline and therefore, initiated an appeal of the NEB's decision not to review and vary the Fair Return Decision, to the Federal Court of Appeal. In May 2003, TCPL was granted leave to appeal. The appeal hearing was heard the week of February 16, 2004 and the Federal Court of Appeal's decision is expected to be rendered later in 2004.

In September 2002, TCPL filed an application with the NEB to approve new tolls on the Canadian Mainline to be effective January 1, 2003 and the related public hearings began in February 2003. In July 2003, the NEB issued its decision on this matter which approved all key components of the application including an increase in the composite depreciation rate from 2.89 per cent to
3.42 per cent, introduction of a new tolling zone in southwestern Ontario, an increase to the Interruptible Transportation bid floor price and continuation of the Fuel Gas Incentive Program. The rates approved in this decision are still considered interim pending the disposition of TCPL's appeal to the Federal Court of Appeal regarding the Fair Return Decision.

On December 18, 2003, the NEB approved interim rates effective January 1, 2004, which should remain in place until final 2004 tolls are determined.

On January 26, 2004, TCPL filed an application with the NEB to determine tolls applicable to the Canadian Mainline, effective January 1, 2004. In this application, TCPL has requested an 11 per cent return on deemed common equity of 40 per cent.

FOOTHILLS SYSTEM

The Foothills System, which is regulated by the NEB and the Northern Pipeline Agency of Canada, is a 1,040 kilometre natural gas pipeline that transports western Canadian natural gas from central Alberta to connecting pipelines for transportation to markets in the U.S. Midwest, Pacific Northwest, California and Nevada and is owned by TCPL. TCPL merged Foothills' operations with its own in February 2004. TCPL previously held a 50 per cent interest in Foothills and in August 2003, acquired the remaining interest.

The Alaska Highway Pipeline Project, which would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the United States, involves pipeline construction in Canada and Alaska. Foothills holds the certificates to build the Canadian portion of the Alaska highway pipeline project and subsidiaries of Foothills and TCPL hold certificates to build the Alaskan part of this project.

TCPL anticipates that it will spend approximately $7 million on the Foothills System in 2004, which expenditures will primarily be for maintenance capital.

BC SYSTEM

The BC System consists of approximately 200 kilometres of pipeline that carries natural gas from a connecting point with the Alberta System through the southeastern corner of British Columbia to connect with the GTNC pipeline system at the Canada-United States border near Kingsgate, British Columbia. The GTNC pipeline system connects to California and the northwestern United States. Further information can be found about the GTNC pipeline system under the heading "General Development of the Business -- Recent Developments", above.

In 2003, capital expenditures on the BC System were approximately $2 million, primarily for maintenance capital. TCPL anticipates approximately $2 million of capital spending on the BC System in 2004, primarily for maintenance capital.

10  TRANSCANADA PIPELINES LIMITED

The BC System is regulated by the NEB on a complaint basis and the tolls are based on a cost-of-service methodology. In December 2003, the NEB adopted interim rates and charges for 2004 pending the resolution of certain issues with shippers on the BC System.

OTHER GAS TRANSMISSION

TCPL actively pursues natural gas pipeline and pipeline-related development, acquisition and operation opportunities in Canada and the United States, where these opportunities are driven by strong customer demand.

    GREAT LAKES

TCPL holds a 50 per cent interest in Great Lakes which operates a 3,387 kilometre pipeline system. This system transports Canadian natural gas from its interconnection with the Canadian Mainline at Emerson, Manitoba to markets in central Canada at St. Clair, Ontario and serves markets in the eastern and midwestern United States. Great Lakes' rates are based on a five year settlement agreement which was approved by the U.S. Federal Energy Regulatory Commission ("FERC") in 2001 and is effective until October 31, 2005.

    TC PIPELINES, L.P.

TC PipeLines, L.P., a U.S. publicly-held limited partnership, was formed to acquire, own and participate in the management of U.S. based pipeline assets. In May 1999, TCPL's 30 per cent general partner interest in Northern Border was conveyed to TC PipeLines, L.P. in exchange for cash and a 33.4 per cent interest in TC PipeLines, L.P., 31.4 per cent of which is comprised of common units and subordinated units, and two per cent of which is a general partnership interest. TC PipeLines, L.P. also issued common units to the public. Northern Border operates a 2,010 kilometre natural gas pipeline system which connects with the Foothills System in Saskatchewan and serves the midwestern United States, terminating at North Hayden, Indiana. In October 2001, Northern Border completed a 55 kilometre pipeline extension and installed additional compression that provides 545 MMcf/d of incremental transportation capacity to North Hayden, Indiana and expanded Northern Border's delivery capability into the Chicago area by approximately 30 per cent.

On September 1, 2000, TC PipeLines, L.P. acquired a 49 per cent general partner interest in Tuscarora from TCPL, and TCPL, through a subsidiary, retains a one per cent general partner interest in Tuscarora. Tuscarora is a 386 kilometre natural gas pipeline system which has been in operation since December 1995. This system transports natural gas from Malin, Oregon to Wadsworth, Nevada and delivers to points in northeastern California. The Hungry Valley lateral extension, Tuscarora's second city-gate connection into Reno, Nevada, was completed in January 2001. On December 1, 2002, Tuscarora completed construction and placed into service an expansion of its pipeline system, consisting of two compressor stations and a 17 kilometre pipeline extension from the previous terminus near Reno, Nevada to Wadsworth, Nevada. The expansion serves growing power generation and residential requirements in northern Nevada. Tuscarora's current contracted capacity is approximately 180 MMcf/d. In December 2003, Tuscarora received management approval for an expansion project which will provide for approximately 57 MMcf/d of incremental capacity on its system. The capital cost for this expansion project is estimated to be US$16.6 million and the expansion is scheduled to commence service in November 2005.

A subsidiary of TCPL acts as the general partner of TC PipeLines, L.P.

                                               TRANSCANADA PIPELINES LIMITED  11

    IROQUOIS

Iroquois connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the northeastern United States ("IROQUOIS SYSTEM"). TCPL's aggregate interest in the Iroquois System, through two subsidiaries, is 41 per cent.

Iroquois' Eastchester extension and expansion was completed and the facilities were put into service in February 2004. This expansion extends the Iroquois System from Long Island into New York City, adding 59 kilometres to the Iroquois System and will provide an additional 230 MMcf/d of new service into this market. The Iroquois System is now 663 kilometres in length.

In October 2003, FERC approved Iroquois' rate settlement ("IROQUOIS SETTLEMENT"), which was filed in August 2003. The Iroquois Settlement is effective from January 1, 2004 until December 31, 2007, during which period Iroquois will reduce rates by approximately 13 per cent. Iroquois filed a separate rate application with FERC in January 2004 to establish rates for the Eastchester expansion. FERC has issued an order accepting Iroquois' application and the approved rates will become effective July 1, 2004, subject to refund and conditions.

    TRANS QUEBEC & MARITIMES

TCPL holds a 50 per cent interest in the 572 kilometre TQM System which connects with the Canadian Mainline. TQM serves markets in Quebec and connects with the Portland system. In January 2003, TCPL began performing the majority of operating and administrative functions of TQM pursuant to a services agreement. The TQM System is regulated by the NEB.

    PORTLAND

In September 2003, TCPL purchased an additional 10.1 per cent ownership interest in Portland for approximately US$19 million. In December 2003, TCPL purchased a further 18.3 per cent interest for approximately US$32 million. As a result of these two transactions, TCPL currently holds a 61.7 per cent controlling interest in Portland.

Portland is a 471 kilometre interstate pipeline that interconnects with the pipeline system of TQM at the United States-Canada border near East Hereford, Quebec, and with the Tennessee Gas Pipeline in Haverhill and Dracut, Massachusetts. The southern sections of Portland's system, consisting of 163 kilometres of pipeline, are part of the joint facilities shared with the Maritimes and Northeast Pipeline. Portland holds a one-third ownership interest in the joint facilities.

Portland and customer representatives reached an agreement on new tolls and Portland submitted an uncontested agreement to FERC in October 2002, which was approved in its entirety in January 2003. The settlement agreement is effective from April 1, 2002 until April 1, 2008.

    NORTHERN DEVELOPMENT

In 2003, TCPL continued to pursue pipeline opportunities to move both Mackenzie Delta and Alaska North Slope natural gas to markets throughout North America. TCPL worked with key stakeholders in the interest of participating in any potential pipeline project.

TCPL, the Mackenzie Producers and the APG reached funding and participation agreements in June 2003 that enable the APG to become a full participant in the largest component of the proposed Mackenzie Gas Pipeline Project which involves a natural gas pipeline system in the Mackenzie Valley that would move Mackenzie Delta natural gas through a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. TCPL has agreed to finance the APG for its one-third share of project definition costs. This share is currently estimated to be $90 million over three years. This loan will be repaid from the APG's share of future pipeline revenues if the project proceeds. In 2003, TCPL funded $34 million of this loan. Under the terms of the agreement, TCPL gains an immediate opportunity to acquire up to five per cent equity ownership of the pipeline at the time of construction. In addition, TCPL also gains certain rights of first refusal if any of the Mackenzie Producers choose to sell their equity. TCPL would be entitled to acquire 50 per cent of any divestitures of existing partners and to obtain a one-third interest

12  TRANSCANADA PIPELINES LIMITED
in all expansion opportunities once the APG reaches a one-third share, with the Mackenzie Producers and the APG sharing the balance.

TCPL continued to work with other Alaska Highway pipeline stakeholders in 2003 to advance the project. Resolution of Foothills' Special Charge was reached with Foothills shippers and the Canadian Association of Petroleum Producers, and subsequently approved by the NEB in March 2003. The resolution waives Foothills' obligation to repay all past and future Special Charge collections when the Alaskan gas starts flowing on the Foothills System. In October 2003, the Government of Canada, reaffirmed its preference to utilize the framework provided in the NORTHERN PIPELINE ACT (Canada) which granted Foothills the certificates to transport Alaskan gas across Canada.

In January 2004, Foothills and the Kaska First Nation signed an Agreement in Principle that provides the framework for a future participation agreement. The Agreement in Principle marks the completion of the second stage of negotiations that is expected to lead to a participation agreement for the Alaska Highway Pipeline Project.

    LIQUEFIED NATURAL GAS

In September 2003, TCPL and ConocoPhillips announced the Fairwinds Partnership to jointly evaluate a site in Harpswell, Maine for the development of an LNG regasification facility. Approval must first be obtained for the Fairwinds Partnership to lease a town-owned site for the LNG regasification facility and the residents of the Town of Harpswell are expected to vote on this matter at a referendum which is to be held in March 2004.

    VENTURES LP

TransCanada Pipeline Ventures Limited Partnership ("VENTURES LP"), which is a subsidiary of TCPL, owns a 121 kilometre pipeline and related facilities, which supply natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta.

    CROSSALTA

TCPL holds a 60 per cent interest in Crossfield Storage Joint Venture which controls an underground gas storage facility near Crossfield, Alberta. The facility is commercially operated on behalf of the joint venture by CrossAlta Gas Storage & Services Ltd., in which TCPL also holds a 60 per cent interest.

    TRANSGAS

TCPL holds a 46.5 per cent interest in TransGas de Occidente S.A., a Colombian joint venture project which operates a 344 kilometre natural gas pipeline, between the cities of Mariquita and Cali, Colombia.

REGULATION OF NORTH AMERICAN PIPELINES

Under the NATIONAL ENERGY BOARD ACT (Canada), the NEB regulates the construction and operation of interprovincial pipelines and the Canadian portion of international pipelines as well as the traffic, tolls and tariffs applicable to those pipelines. The NEB also approves the import and export of natural gas.

Pipelines located within provincial boundaries are regulated by the applicable provincial regulatory body.

The construction and operations of the Alberta System, Ventures LP's northern Alberta oil sands pipeline and Joffre pipeline are regulated by the EUB.

With respect to TCPL's United States pipeline investments, the NATURAL GAS ACT OF 1938 ("NGA") establishes the framework for regulation of interstate natural gas transportation, facilities construction and terms and conditions of service. FERC is charged with implementing the NGA's requirements. The terms and conditions of service under which TCPL transports natural gas on the Great Lakes' system are subject to NGA authorizations issued by FERC. Interconnected natural gas pipelines and other United States interstate pipeline projects in which TCPL has investments are subject to FERC and NGA regulation, as well as certain state regulatory requirements.

                                               TRANSCANADA PIPELINES LIMITED  13

Further information about the regulation of the Canadian Mainline, Alberta System and other pipeline systems, can be found under the headings "Gas Transmission -- Wholly-Owned Pipelines" and "Gas Transmission -- Other Gas Transmission" above and in the MD&A under the heading "Gas
Transmission -- Canadian Regulatory Environment".

COMPETITION IN GAS TRANSMISSION

TCPL's wholly-owned pipelines are connected to and supplied by one of North America's largest natural gas basins, the WCSB. However, the WCSB is maturing and it will be a challenge for producers to increase production in this basin. Other pipeline systems connected to the WCSB, including some of TCPL's interconnected pipelines, have expanded in the last few years. These expansions have provided shippers with additional flexibility and competitive choices when moving WCSB supplies to market. The WCSB gas supply is not expected to increase.

The Alberta System is the primary transporter of natural gas within the province of Alberta and to provincial boundary points. However, there are a number of alternative pipelines which offer price advantages and which compete with the Alberta System. In anticipation of and in response to these developments, the Alberta System's current tolling methodology was designed to enhance NGTL's ability to provide competitive pricing and service flexibility and to provide TCPL with the ability to respond to potential future bypass pipelines.

The Canadian Mainline is now one of five natural gas pipelines providing transportation service from the WCSB. Increased competition has led to the non-renewal of some of the firm service contracts on the Alberta System and the Canadian Mainline, and has led to decreased utilization on certain pipeline segments.

Further information about business risks in Gas Transmission can be found under the heading "Risk Factors -- Gas Transmission" below and in the MD&A under the headings "Gas Transmission -- Wholly-Owned Pipelines -- Business Risks" and "Gas Transmission -- Other Gas Transmission -- Business Risks".

RESEARCH AND DEVELOPMENT

In 2003, TCPL spent approximately $9.3 million on research and development activities of which approximately $3.5 million related to research on pipeline integrity management, approximately $2.8 million on other regulated pipeline activities and approximately $3.0 million on non-regulated pipeline ventures.

POWER

The power segment of TCPL's business includes the construction, ownership, operation and management of power plants and the marketing of electricity, and provides electricity account services to energy and industrial customers. This segment operates in Canada and the United States.

TCPL owns and operates:

    - cogeneration plants in Alberta at Carseland (80 MW), Redwater (40 MW), Bear Creek (80 MW) and MacKay River (165 MW);

    - a waste-heat fuelled power plant at the Cancarb facility in Medicine Hat, Alberta (27 MW);

    - the Curtis Palmer hydroelectric power facility near Corinth, New York (60 MW); and

    - the gas-fired, combined-cycle Ocean State Power plant in Burrillville, Rhode Island (560 MW).

TCPL has long-term power purchase arrangements in place for:

    - 100 per cent of the production of the Sundance A (560 MW) and 50 per cent interest, through a partnership, of the production of Sundance B (353 MW of 706 MW) power facilities near Wabamun, Alberta.

TCPL operates the following facilities owned by Power LP:

    - five cogeneration power plants in Ontario and one wood-fired power plant in British Columbia (264 MW); and

14  TRANSCANADA PIPELINES LIMITED

    - one cogeneration power plant in the United States (64 MW).

TCPL owns, but does not operate:

    - the simple-cycle ManChief power plant near Brush, Colorado (300 MW);

    - a 31.6 per cent interest in the nuclear power generation facilities of Bruce Power in Ontario (1,472 MW of 4,660 MW total that is in operation and under commissioning); and

    - a 17 per cent interest in Huron Wind L.P. (2 MW of a total of 9 MW).

TCPL owns the following facilities which are under construction:

    - the 550 MW cogeneration Becancour plant, which is expected to be complete in late 2006; and

    - the 90 MW cogeneration Grandview plant, which is expected to be complete by the end of 2004.

While a significant portion of TCPL's western plant generation is sold under long-term contract, in order to mitigate price risk, some power positions are held for short-term transactions. The western power marketing group's primary function is to manage those open positions in order to maximize the value of TCPL's power assets.

TCPL has a power marketing office in Westborough, Massachusetts to manage the Ocean State Power purchase agreements and market supply obligations, and to take advantage of additional marketing opportunities in the New England and New York markets. The office also markets the output of Power LP's Castleton power plant.

Output from the Curtis Palmer facilities is sold under a fixed-price, long-term power purchase agreement to Niagara Mohawk Power Corporation for a term of more than 25 years. In 2000, the Curtis Palmer facility was re-licensed by FERC to operate for a period of 40 years.

The entire capacity of the ManChief power plant is sold under long-term tolling contracts that expire in 2012. Operations and maintenance services for the ManChief power plant will continue to be supplied by the current contracted unaffiliated service provider.

Operations and maintenance services for the Bruce Power plants continue to be supplied by the pre-acquisition management and staff of Bruce Power. Bruce Power sells the output from the Bruce Power plants through a combination of fixed-price contracts and spot market sales.

TCPL and OPG, through their limited partnership, Portlands Energy Centre L.P., continue to study the feasibility of developing a 550 MW combined-cycle natural gas-fuelled cogeneration power plant on a former power generation site in the Portlands area of the Toronto, Ontario downtown waterfront.

TCPL continues to investigate potential power investment opportunities throughout North America.

TRANSCANADA POWER, L.P.

TCPL manages, operates and is the largest unit holder of Power LP, a publicly-held limited partnership that owns seven power plants. TCPL holds
35.6 per cent of the units of Power LP.

Power LP owns combined-cycle power plants, fuelled by a combination of natural gas and waste heat from adjacent TCPL compression facilities, in Nipigon, Kapuskasing, North Bay and Tunis, Ontario. It also owns a natural gas cogeneration plant at Castleton-on-Hudson, New York and wood-waste fuelled power plants near Hearst, Ontario and at Williams Lake, British Columbia.

TCPL supplies the natural gas fuel for certain of Power LP's plants.

Power LP's seven plants have a total generating output of 328 MW. It is the largest publicly traded power limited partnership in Canada with a market capitalization of approximately $1.4 billion.

                                               TRANSCANADA PIPELINES LIMITED  15

POWER PERFORMANCE

The following tables set forth the revenues earned, power volumes marketed and generation capacity in Canada and the United States for the years ended December 31, 2003 and 2002 from TCPL's power operations.

                                                               2003                               2002
                                                 --------------------------------   --------------------------------
                                                       REVENUES          PER CENT         REVENUES          PER CENT
                                                 ---------------------   --------   ---------------------   --------
                                                 (millions of dollars)              (millions of dollars)
REVENUES
Canada -- Domestic.............................            765              55                655              51
Canada -- Export...............................              2              --                 --              --
United States..................................            634              45                638              49
                                                         -----             ---              -----             ---
TOTAL..........................................          1,401             100              1,293             100
                                                         =====             ===              =====             ===

                                                            2003                          2002
                                                 ---------------------------   ---------------------------
                                                      VOLUME        PER CENT        VOLUME        PER CENT
                                                 ----------------   --------   ----------------   --------
                                                 (gigawatt hours)              (gigawatt hours)
VOLUMES SOLD(1)(2)(3)
Canada -- Domestic.............................       20,575           74           12,560           62
Canada -- Export...............................           38           --               10           --
United States..................................        7,397           26            7,541           38
                                                      ------          ---           ------          ---
TOTAL..........................................       28,010          100           20,111          100
                                                      ======          ===           ======          ===

                                                            2003                         2002
                                                 --------------------------   --------------------------
                                                   GENERATION      PER CENT     GENERATION      PER CENT
                                                 ---------------   --------   ---------------   --------
                                                      (MW)                         (MW)
GENERATION CAPACITY(1)(2)(3)(4)
Canada.........................................       2,641           73           1,404           59
United States..................................         984           27             984           41
                                                      -----          ---           -----          ---
TOTAL..........................................       3,625          100           2,388          100
                                                      =====          ===           =====          ===

NOTES:

(1) Includes 100 per cent of volumes sold by, and the generation capacity of, Power LP (after eliminating intercompany transactions with TCPL).

(2) TCPL, directly or indirectly, acquires 560 MW from Sundance A and 353 MW from Sundance B through long-term power purchase arrangements, which represent 100 per cent of the Sundance A and 50 per cent of the Sundance B's power plant output, respectively.

(3) Includes 31.6 per cent of Bruce Power.

(4) Excludes MacKay River (165 MW), Becancour (550 MW), Grandview (90 MW) and Bruce A, Unit 3 (237 MW) which were not in commercial service at Year End.

REGULATION OF POWER

TCPL's investments in Ocean State Power, Curtis Palmer, ManChief, and TCPL's United States electric power marketing activities are subject to the jurisdiction of FERC under the U.S. FEDERAL POWER ACT, as well as the jurisdiction of certain state regulatory authorities.

Deregulation of the power industry is proceeding at different stages throughout most of the markets in which TCPL currently operates, which are primarily Alberta, Ontario and the northeastern United States. In 2001, Alberta deregulated its generation assets and opened the market for retailers and wholesalers. In May 2002, the government of Ontario began the operation of a competitive, bid-based wholesale market for electricity in Ontario, a process that began with legislation first enacted under the ELECTRICITY ACT in 1998. Later in 2002, after considerable volatility and rising prices under this bid-based wholesale market, the government of Ontario put in place price caps at the retail level, effectively shielding eligible customers from the wholesale price volatility. In late 2003, after a change in government in Ontario, these retail caps were adjusted upwards to be effective on April 1, 2004, to better reflect the real cost of electricity. These caps do not directly affect the wholesale market

16  TRANSCANADA PIPELINES LIMITED
in which TCPL is primarily focused through its interests in Ontario power generation assets. More recently, however, the government of Ontario has suggested it is considering further changes to the structure and operations of the Ontario electricity market and the legislation that governs it. It is possible that future legislative changes may have an impact on TCPL's Ontario operations. In 1998 and 1999, respectively, the FERC began operations of competitive, bid-based wholesale power markets in New England and New York. In 2003, New England adopted a reformed wholesale market, in line with the FERC's long-term vision for a Standard Market Design.

COMPETITION IN POWER

TCPL's power business has operated and continues to operate in highly competitive markets that are driven mainly by price. However, the majority of TCPL's power generation business, excluding Bruce Power, is underpinned by long-term or medium-term, fixed-price contracts that are unaffected by short-term price changes in the marketplace.

Further information about business risks in TCPL's Power business can be found in the MD&A under the headings "Risk Factors -- Power" and "Power -- Business Risks".

OTHER INTERESTS

CANCARB LIMITED

TCPL owns Cancarb Limited, a thermal carbon black manufacturing facility located in Medicine Hat, Alberta.

TRANSCANADA TURBINES

TCPL owns a 50 per cent interest in TransCanada Turbines Ltd., a repair and overhaul business for aero-derivative industrial gas turbines. This business operates primarily out of facilities in Calgary, Alberta, with offices in Bakersfield, California; East Windsor, Connecticut; and Liverpool, England.

TRANSCANADA CALIBRATIONS

TCPL owns an 80 per cent interest in TransCanada Calibrations Ltd., a gas meter calibration business certified by Measurement Canada, located at Ile des Chenes, Manitoba.

DISCONTINUED OPERATIONS

Between 1999 and 2002, TCPL continued to focus on natural gas transmission and power generation. During that time, TCPL sold substantially all of its assets in international, midstream, and oil and gas marketing businesses that were identified for disposition. For further information about Discontinued Operations please refer to Note 18 of TCPL's 2003 Audited Consolidated Financial Statements.

GAS MARKETING AND TRADING

TCPL's Board of Directors ("BOARD") approved a plan in July 2001 to dispose of TCPL's gas marketing business and TCPL's exit from gas marketing was substantially completed by December 31, 2001. TCPL remains contingently liable for certain residual obligations.

INTERNATIONAL

In December 1999, TCPL announced its intention to exit from all of its international operations and during 2000 and 2001, sold the majority of its international businesses and assets. TCPL's remaining material international investments are described in the following section and will be accounted for as part of continuing operations as of Year End due to the length of time it has taken TCPL to dispose of these assets:

TCPL holds:

    - a 30 per cent interest in Gasoducto del Pacifico ("GAS PACIFICO"), a 540 kilometre natural gas pipeline from Argentina to Concepcion, Chile;

                                               TRANSCANADA PIPELINES LIMITED  17

    - a 30 per cent interest in INNERGY Holdings S.A., an industrial natural gas transportation and marketing company operating in the area of Concepcion, Chile, which transports gas on the Gas Pacifico system; and

    - an indirect ten per cent net interest in PT Paiton Energy Company, which owns a power project consisting of two 615-megawatt coal-fired power units located in Indonesia.

REGULATION IN INTERNATIONAL

The majority of countries in which TCPL continues to have business interests have various government entities in charge of drafting and implementing the policies and regulations with respect to exploration, production, transportation, refining, processing and distribution of hydrocarbons, as well as all other activities related to the energy sector.

COMPETITION IN INTERNATIONAL

TCPL's international businesses are conducted in a highly competitive environment, comprised of major energy companies and consortia with years of international experience and established relationships. Projects were generally awarded by way of international tender.

TCPL's international investments are subject to a number of risks unique to international business. Such risks are mitigated by insurance policies, participation of local and foreign partners, prudent commercial structuring and other measures.

For additional information about international business risks, please see "Risk Factors -- International", below.

MIDSTREAM

In 2000 and 2001, TCPL sold substantially all of its portfolio of natural gas gathering, processing, straddle plant and extraction assets in western Canada.

In January of 2003, TCPL sold its last remaining midstream asset, the Harmattan gas plant located near Didsbury, Alberta, thus concluding TCPL's involvement in midstream activities.

                         HEALTH, SAFETY AND ENVIRONMENT

TCPL is committed to providing a safe and healthy environment for its employees and the public, and to the protection of the environment. Health, safety and environment ("HS&E") is a priority in all of TCPL's operations. The HS&E Committee of the Board monitors compliance with the TCPL HS&E corporate policy through regular reporting by TCPL's department of Community, Safety & Environment. TCPL's senior executives are also committed to ensuring TCPL is in compliance with its policies and is an industry leader. Senior executives are regularly advised of all important operational issues and initiatives relating to HS&E.

TCPL has an HS&E management system modeled after ISO 14001 elements to facilitate the focus of resources on the areas of greatest risk to the organization's business activities relating to HS&E. It highlights opportunities for improvement, enables TCPL to work towards defined HS&E expectations and objectives, and provides a competitive business advantage. HS&E audits, management system assessments and planned inspections are used to assess both the effectiveness of implementation of HS&E programs, processes and procedures, and TCPL's compliance with regulatory requirements.

TCPL employs full-time staff dedicated to HS&E matters, and incorporates HS&E policies and principles into the planning, development, construction and operation of all its projects. Environmental protection requirements have not had a material impact on the capital expenditures of TCPL to date; however there can be no assurance that such requirements will not have a material impact on TCPL's financial or operating results in future years. Such requirements can be dependent on a variety of factors including the regulatory environment in which TCPL operates.

18  TRANSCANADA PIPELINES LIMITED

CLIMATE CHANGE

Climate change is a strategic issue for TCPL, particularly in light of the Canadian government's ratification of the Kyoto Protocol in December 2002. TCPL has had a comprehensive climate change strategy in place since 1999, which includes five key areas of activity:

    - Participation in policy forums;

    - Direct emissions reduction programs;

    - Long-term technology development;

    - Emissions offset analysis; and

    - Pursuit of business opportunities.

Activities in each of these areas occurred in 2003 and will continue in 2004.

TCPL received a fifth consecutive gold level reporting status for its 2003 Voluntary Challenge and Registry ("VCR") report. To achieve gold level status, VCR reports are rated in several categories. Only 12 per cent of the submissions to the registry have received gold level reporting recognition.

The Kyoto Protocol, ratified by the Canadian Federal Government in
December 2002, requires Canada to reduce its greenhouse gas emissions significantly. The Canadian government is currently developing the policies relating to how it intends to meet these reduction targets, and until it is completed, TCPL cannot predict the degree to which it will be affected.

                        PATENTS, LICENCES AND TRADEMARKS

TCPL is the beneficial owner and, in some cases, the licensee of a number of trademarks, patents and licenses. While these trademarks, patents and licenses constitute valuable assets, TCPL does not regard any single trademark, patent or license as being material to its operations as a whole.

                               LEGAL PROCEEDINGS

TCPL is subject to various legal proceedings and actions arising in the normal course of business. For further information, refer to Note 17 of TCPL's 2003 Audited Consolidated Financial Statements.

                                  RISK FACTORS

A number of factors, including but not limited to those discussed in this section, could cause actual results or events to differ materially from current expectations.

TCPL's businesses are highly complex and are dispersed over tens of thousands of square kilometres, often in remote locations. Pipeline and power facilities are subject to operational risks, including mechanical failure, physical degradation, operator error, manufacturer defects, labour disputes, terrorism, failure of supply, catastrophic events and natural disasters. The occurrence or continuation of such events could increase TCPL's costs and reduce its ability to transport natural gas or generate power.

GAS TRANSMISSION

The Canadian Mainline, the Alberta System, the BC System and the Foothills System transport natural gas from the WCSB. Continuing use of these systems is dependent on a number of factors including the level of exploration and development within the basin, the price of and demand for natural gas, the ability of natural gas producers to deliver natural gas to the various pipeline systems, the development of northern natural gas reserves, and the regulatory environment for producers, transporters and consumers of natural gas.

Further information about competition risks in TCPL's natural gas transmission business can be found under the heading "Business of TCPL -- Gas
Transmission -- Competition in Transmission" above and in the MD&A under the headings "Gas Transmission -- Wholly-Owned Pipelines -- Business Risks" and "Other Gas Transmission -- Business Risks".

                                               TRANSCANADA PIPELINES LIMITED  19

POWER

TCPL's power business and investments rely on feed stocks of natural gas, biomass, water, coal and uranium. Failure to obtain adequate supplies of feed stocks could affect TCPL's ability to generate electricity and fulfill its supply obligations, and changes in prices of feed stocks could affect TCPL's financial results. Although TCPL takes appropriate actions to mitigate most of these risks, there can be no assurance that such actions will be adequate in all circumstances.

TCPL does not operate the Bruce Power facility, the ManChief Power Plant or the assets underlying the Sundance A or Sundance B power purchase arrangements. Failure by the operators of these facilities to operate at the cost or in the manner projected by TCPL could negatively affect TCPL's financial position.

TCPL does not own any of the power transmission lines over which its electricity is transmitted and delivered. Any disruption in transmission could affect TCPL's ability to supply electricity and could have an adverse impact on TCPL's financial results.

Further information about competition risks in TCPL's power business can be found under the headings "Business of TCPL -- Power -- Competition in Power" above and in the MD&A under the heading "Power -- Business Risks".

INTERNATIONAL

TCPL's international investments are subject to a number of risks unique to international business. These risks include exchange controls and fluctuation of the local currency, political risk, community actions, changes in laws, price control, the availability and quality of local labour skills, and labour unrest, among others. Such risks are mitigated by insurance policies, participation of local and foreign partners, prudent commercial structuring and other measures.

CORPORATE

TCPL carries on its businesses with numerous counterparties with a wide range of creditworthiness. While processes are followed to address the creditworthiness of certain of these counterparties, the failure of any counterparty to meet its financial obligations could have an impact on TCPL's financial position. Such failure could result from a number of factors beyond TCPL's control, including (but not limited to) fluctuating commodity energy prices and interest rates, changes in regulatory and economic environments, political instability and legally reviewable activities.

TCPL operates in Canada and the United States and as a result, its financial performance can be impacted by interest rates and foreign exchange rates. TCPL has an active hedging program in place to address interest and foreign exchange rate risks, but there can be no assurance that such hedging will be adequate to address the risks.

TCPL's growth strategy is dependent upon acquiring or constructing facilities and businesses that align with its current businesses. TCPL may incur costs in the pursuit of acquisitions or development of power or natural gas transmission assets that may not be completed. Failure by TCPL to consummate negotiated acquisitions or new developments may result in contractual liabilities, liquidated damages, additional costs and expenses which could affect financial performance.

TCPL's growth is also dependent on access to capital markets in the United States and Canada. Although significant credit facilities are currently available, changing market conditions could result in a materially increased cost of capital which would reduce TCPL's ability to pursue this growth.

Further information about TCPL's risk factors and risk management can be found in the MD&A under the headings "Gas Transmission -- Wholly-Owned
Pipelines -- Business Risks", "Gas Transmission -- Other Gas
Transmission -- Business Risks", "Power -- Power-Business Risks" and "Liquidity and Capital Resources -- Risk Management".

20  TRANSCANADA PIPELINES LIMITED

                             FINANCIAL INFORMATION

THREE YEAR SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected consolidated financial information for the years ended December 31, 2003, 2002 and 2001 is found in the MD&A under the heading "Selected Three Year Consolidated Financial Data".

For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Notes 1 and 18 of TCPL's 2003 Audited Consolidated Financial Statements.

DIVIDENDS

TCPL has no formal dividend policy. The Board annually reviews the financial performance of TCPL and makes a determination of the appropriate level of dividend to be declared in the following year.

Certain of TCPL's outstanding preferred shares contain restrictions requiring that no dividends shall be declared or paid on common shares unless all dividends payable on all shares ranking in priority to the common shares with respect to payment of dividends have been declared and paid. In addition, there are provisions in the various trust indentures and credit agreements to which TCPL is a party, which restrict the payment of dividends on TCPL's common shares in certain limited circumstances. At Year End, such provisions did not restrict or alter TCPL's ability to declare or pay dividends.

                             MARKET FOR SECURITIES

TCPL's common shares are not listed as they are owned by TransCanada.

TCPL's Cumulative Redeemable First Preferred Shares, Series U and Series Y are listed on the Toronto Stock Exchange.

TCPL's 8.25% preferred securities due 2047, are listed on the New York Stock Exchange.

TCPL's 16.50% First Mortgage Pipe Line Bonds due 2007, are listed on the London Stock Exchange.

NGTL's 7.875% debentures due April 1, 2023, are listed on the New York Stock Exchange.

                                               TRANSCANADA PIPELINES LIMITED  21

                             DIRECTORS AND OFFICERS

All of the issued and outstanding common shares of TCPL are owned by TransCanada and thus, the directors and officers of TCPL hold no common shares in TCPL.

DIRECTORS

Set forth below are the names of the twelve directors who served on TCPL's Board at Year End, together with their municipalities of residence, all positions and offices held by them with TCPL and its significant affiliates, their principal occupations or employment during the past five years and the year from which each director has served as a director of TCPL. Current positions and offices held with TCPL are, since the arrangement with TransCanada, also held by such person at TransCanada.

NAME                                PRINCIPAL OCCUPATION DURING THE FIVE PRECEDING YEARS  DIRECTOR SINCE
----                                ----------------------------------------------------  ---------------
Douglas D. Baldwin, P. Eng.         Chairman, Talisman Energy Inc., (oil and gas) since        1999
Calgary, Alberta                    May 2003. President and Chief Executive Officer,
                                    TCPL from August 1999 to April 2001. Director,
                                    Calgary Airport Authority, Citadel Group of Funds,
                                    Resolute Energy Inc. and UTS Energy Corporation.
                                    Member, Board of Governors, University of Calgary.

Wendy K. Dobson                     Professor, Rotman School of Management and Director,       1992
Uxbridge, Ontario                   Institute for International Business, University of
                                    Toronto (education). Director, MDS Inc., The
                                    Toronto-Dominion Bank and Vice Chair, Canadian
                                    Public Accountability Board.

The Hon. Paule Gauthier,            Senior Partner, Desjardins Ducharme Stein Monast           2002
P.C., O.C., O.Q., Q.C.              (law firm). Director, Royal Bank of Canada, The
Quebec, Quebec                      Royal Trust Corporation of Canada, The Royal Trust
                                    Company, Rothmans Inc. and Metro Inc. Chair,
                                    Security Intelligence Review Committee. President,
                                    Fondation de la Maison Michel Sarrazin and
                                    President, Institut Quebecois des Hautes Etudes
                                    Internationales, Laval University.

Richard F. Haskayne,                Chairman of the Board, TransCanada and TCPL. Prior         1998
O.C., F.C.A.                        to February 19, 2003, Chairman, Fording Inc. (coal    (NOVA, 1991)(1)
Calgary, Alberta                    and wolastonite). Director, EnCana Corporation and
                                    Weyerhaeuser Company.

Kerry L. Hawkins                    President, Cargill Limited (grain handlers,                1996
Winnipeg, Manitoba                  merchants, transporters, processors of agricultural
                                    products and gas marketers). Director, NOVA
                                    Chemicals Corporation, Shell Canada Limited and
                                    Hudson's Bay Company.

S. Barry Jackson                    Chairman, Resolute Energy Inc. (oil and gas) since         2002
Calgary, Alberta                    2002 and Chairman, Deer Creek Energy Limited (oil
                                    and gas) since 2001. President and Chief Executive
                                    Officer, Crestar Energy Inc. (oil and gas) from 1993
                                    to 2000. Director, Nexen Inc.

22  TRANSCANADA PIPELINES LIMITED

NAME                                PRINCIPAL OCCUPATION DURING THE FIVE PRECEDING YEARS  DIRECTOR SINCE
----                                ----------------------------------------------------  ---------------
Harold N. Kvisle, P. Eng.           President and Chief Executive Officer, TransCanada         2001
Calgary, Alberta                    since May 2003 and TCPL since May 2001. Executive
                                    Vice-President, Trading and Business Development,
                                    TCPL from June 2000 to April 2001. Senior
                                    Vice-President, Trading and Business Development,
                                    TCPL from April 2000 to June 2000. Senior
                                    Vice-President and President, Energy Operations,
                                    TCPL, from September 1999 to April 2000. Prior to
                                    September 1999, President, Fletcher Challenge Energy
                                    Canada Inc. (oil and gas). Director, Norske Skog
                                    Canada Limited, PrimeWest Energy Inc. and
                                    TransCanada Power, L.P.. Chair, Interstate National
                                    Gas Association of America and Chair, Mount Royal
                                    College.

David P. O'Brien(2)                 Chairman, EnCana Corporation (oil and gas) since           2001
Calgary, Alberta                    April 2002. Chairman and Chief Executive Officer,
                                    PanCanadian Energy Corporation (oil and gas) from
                                    October 2001 to April 2002. Chairman, President and
                                    Chief Executive Officer, Canadian Pacific Limited
                                    (transportation, energy and hotels) from May 1996 to
                                    October 2001. Director, Royal Bank of Canada,
                                    Fairmont Hotels & Resorts Inc., Inco Limited,
                                    Molson Inc., Profico Energy Management Ltd. and The
                                    E & P Limited Partnership.

James R. Paul                       Chairman, James and Associates (private investment         1996
Kingwood, Texas                     firm). Member of the Advisory Board, AMEC PLC.

Harry G. Schaefer, F.C.A.           President, Schaefer & Associates (business advisory        1987
Calgary, Alberta                    services). Vice-Chairman of the Board, TransCanada
                                    and TCPL. Chairman, Crestar Energy Inc. (oil and
                                    gas) from May 1996 to November 2000. Director,
                                    Agrium Inc. and Fording Canadian Coal Trust.
                                    Chairman, Alberta Chapter, Institute of Corporate
                                    Directors and Chair, The Mount Royal College
                                    Foundation.

W. Thomas Stephens                  Corporate Director. Chief Executive Officer,               1999
Greenwood Village, Colorado         MacMillan Bloedel Limited (forest products) from
                                    October 1997 to October 1999. Director, Xcel
                                    Energy Inc., Norske Skog Canada Limited, Qwest
                                    Communications International Inc. and The Putnam
                                    Funds.

Joseph D. Thompson,                 Chairman, PCL Construction Group Inc. (general             1995
P. Eng.                             construction contractors). Director, NOVA Chemicals
Edmonton, Alberta                   Corporation.

NOTES:

(1) NOVA Corporation merged with TCPL on July 2, 1998.

(2) Mr. O'Brien was a director with Air Canada on April 1, 2003 when Air Canada filed for protection under the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada). Mr. O'Brien resigned as a director from Air Canada in November 2003.

Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

                                               TRANSCANADA PIPELINES LIMITED  23

TCPL has four Board committees: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee. The members of each of these committees are identified below:

AUDIT COMMITTEE                                 GOVERNANCE COMMITTEE

Chair:    H.G. Schaefer                         Chair:    W.K. Dobson
Members:  P. Gauthier                           Members:  D.D. Baldwin
          K.L. Hawkins                                    D.P. O'Brien
          S.B. Jackson                                    J.R. Paul
          J.R. Paul                                       H.G. Schaefer

HEALTH, SAFETY & ENVIRONMENT COMMITTEE          HUMAN RESOURCES COMMITTEE

Chair:    D.D. Baldwin                          Chair:    K.L. Hawkins
Members:  P. Gauthier                           Members:  W.K. Dobson
          S.B. Jackson                                    D.P. O'Brien
          W.T. Stephens                                   W.T. Stephens
          J.D. Thompson                                   J.D. Thompson

Further information about TCPL's Board committees and corporate governance can be found in TransCanada's Management Proxy Circular dated February 24, 2004 under the heading "Compensation and Other Information -- Corporate Governance".

OFFICERS

All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta. Current positions and offices held with TCPL are also held by such person at TransCanada. As of February 24, 2004, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

EXECUTIVE OFFICERS

NAME                                      PRESENT POSITION HELD         PRINCIPAL OCCUPATION DURING THE FIVE PRECEDING YEARS
----                                ----------------------------------  ----------------------------------------------------
Harold N. Kvisle                    President and Chief Executive       Executive Vice-President, Trading and Business
                                    Officer                             Development, June 2000 to April 2001. Senior
                                                                        Vice-President, Trading and Business Development,
                                                                        April 2000 to June 2000. Senior Vice-President and
                                                                        President, Energy Operations, September 1999 to
                                                                        April 2000. Prior to September 1999, President,
                                                                        Fletcher Challenge Energy Canada Inc. (oil and gas).

Albrecht W.A. Bellstedt, Q.C.(1)    Executive Vice-President, Law and   Senior Vice-President, Law and General Counsel,
                                    General Counsel                     April 2000 to June 2000. Senior Vice-President, Law
                                                                        and Administration, September 1999 to April 2000.
                                                                        Prior to September 1999, Senior Vice-President, Law
                                                                        and Chief Compliance Officer.

24  TRANSCANADA PIPELINES LIMITED

NAME                                      PRESENT POSITION HELD         PRINCIPAL OCCUPATION DURING THE FIVE PRECEDING YEARS
----                                ----------------------------------  ----------------------------------------------------
Russell K. Girling                  Executive Vice-President,           Executive Vice-President and Chief Financial
                                    Corporate Development and Chief     Officer, June 2000 to March 2003. Senior
                                    Financial Officer                   Vice-President and Chief Financial Officer,
                                                                        August 1999 to June 2000. Prior to August 1999,
                                                                        Vice-President, Finance.

Dennis J. McConaghy                 Executive Vice-President, Gas       Senior Vice-President, Business Development,
                                    Development                         October 2000 to
                                                                        May 2001. Senior Vice-President,
                                                                        Midstream/Divestments, June 2000 to October 2000.
                                                                        Prior to June 2000 Vice-President, Corporate
                                                                        Strategy and Planning.

Alexander J. Pourbaix               Executive Vice-President, Power     Executive Vice-President, Power Development,
                                                                        May 2001 to March 2003. Senior Vice-President,
                                                                        Power Ventures, June 2000 to May 2001. Prior to
                                                                        June 2000, Vice-President, Corporate Development,
                                                                        Power Services.

Sarah E. Raiss                      Executive Vice-President,           Executive Vice-President, Human Resources and Public
                                    Corporate Services                  Sector Relations, June 2000 to January 2002. Senior
                                                                        Vice-President, Human Resources and Public Sector
                                                                        Relations, February 2000 to June 2000. Senior
                                                                        Vice-President, Human Resources, March 1999 to
                                                                        February 2000. President of S.E. Raiss Group, Inc.
                                                                        (organizational consulting) prior to March 1999.

Ronald J. Turner                    Executive Vice-President, Gas       Executive Vice-President, Operations and
                                    Transmission                        Engineering, December 2000 to March 2003. Executive
                                                                        Vice-President, International, June 2000 to December
                                                                        2000. Senior Vice-President, International, April
                                                                        2000 to June 2000. President, International, August
                                                                        1999 to April 2000 and Senior Vice-President, July
                                                                        1998 to April 2000.

Donald M. Wishart                   Executive Vice-President,           Senior Vice-President, Field Operations, June 2000
                                    Operations and Engineering          to March 2003. August 1999 to June 2000, Senior
                                                                        Vice-President, Operations, Transmission Division.
                                                                        Prior to August 1999, Senior Vice-President, Project
                                                                        Development, TransCanada International Ltd.

NOTE:

(1) Mr. Bellstedt, who serves as a trustee of Atlas Cold Storage Income Trust, is subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust.

                                               TRANSCANADA PIPELINES LIMITED  25

CORPORATE OFFICERS

NAME                                      PRESENT POSITION HELD         PRINCIPAL OCCUPATION DURING THE FIVE PRECEDING YEARS
----                                ----------------------------------  ----------------------------------------------------
Ronald L. Cook                      Vice-President, Taxation            Prior to April 2002, Director, Taxation.

Rhondda E.S. Grant                  Vice-President and Corporate        Prior to September 1999, Corporate Secretary and
                                    Secretary                           Associate General Counsel, Corporate.

Lee G. Hobbs                        Vice-President and Controller       Director, Accounting, May 1999 to July 2001. Prior
                                                                        to May 1999, Chief Financial Officer, Snow Leopard
                                                                        Resources Inc. (oil and gas).

Garry E. Lamb                       Vice-President, Risk Management     Vice-President, Audit and Risk Management,
                                                                        June 2000 to October 2001. Vice-President, Risk
                                                                        Management, February 2000 to June 2000.
                                                                        Vice-President, Risk Identification and
                                                                        Quantification, September 1999 to February 2000.
                                                                        Prior to September 1999, General Manager,
                                                                        Counterparty Risk.

Donald R. Marchand                  Vice-President, Finance and         Prior to September 1999, Director, Finance.
                                    Treasurer

                              CORPORATE GOVERNANCE

The Board and members of TCPL's management are committed to the highest standards of corporate governance. TCPL is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange ("TSX"), the Canadian Securities Administrators ("CSA"), the New York Stock Exchange ("NYSE"), and by the U.S. Securities and Exchange Commission ("SEC") under the United States SARBANES-OXLEY ACT of 2002. TCPL's corporate governance practices comply with the TSX Company Corporate Governance Guidelines, governance rules of the NYSE applicable to foreign issuers and applicable requirements of the CSA and SEC. TCPL is also in substantial early compliance with the CSA Multilateral Instrument 52-110 pertaining to audit committees that comes into force on March 30, 2004 and becomes applicable to TCPL in 2005, and with proposed corporate governance guidelines released for comment by the CSA on January 16, 2004 which are expected to be in force in 2005. Full disclosure of TCPL's corporate governance practices are set out in TransCanada's Management Proxy Circular dated February 24, 2004. The following corporate governance disclosure documents are attached to this AIF for reference:

Schedule "B" -- Corporate Governance Guidelines

Schedule "C" -- Code of Business Ethics for Employees

Schedule "D" -- Code of Business Ethics for Directors

Schedule "E" -- Code of Business Ethics for the President & Chief Executive Officer, Chief Financial Officer and Controller

Schedule "F" -- Charter of the Audit Committee

Schedule "G" -- Charter of the Governance Committee

Schedule "H" -- Charter of the Health, Safety & Environment Committee

Schedule "I" -- Charter of the Human Resources Committee

26  TRANSCANADA PIPELINES LIMITED

                             ADDITIONAL INFORMATION

1. Additional information including compensation of directors and officers, indebtedness of directors and officers, principal holders of TCPL's securities, options to purchase securities and interests of insiders in material transactions (all where applicable), is contained in TCPL's Annual Filing of Reporting Issuer (Form 28) dated February 24, 2004 ("AFF"), which can be obtained upon request from the Corporate Secretary of TCPL.

2. Additional financial information is provided in TCPL's 2003 Audited Consolidated Financial Statements.

3. TCPL will provide to any person or company upon request to the Corporate Secretary of TCPL:

    (a) when the securities of TCPL are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

        (i) one copy of TCPL's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

        (ii) one copy of the comparative financial statements of TCPL for TCPL's most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of the most recent interim financial statements of TCPL that have been filed, if any, for any period after the end of its most recently completed financial year;

       (iii) one copy of any annual filing of reporting issuers of TCPL; and

        (iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

    (b) at any other time, one copy of any other document referred to in paragraphs (3)(a)(i), (ii) and (iii) above, provided that TCPL may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of TCPL.

4. Additional information, including director's and officer's remuneration and indebtedness, principal holders of TCPL's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in TCPL's AFF and additional information is provided in TCPL's comparative financial statements for its most recently completed financial year.

                                               TRANSCANADA PIPELINES LIMITED  27

                                  SCHEDULE "A"

EXCHANGE RATE OF THE CANADIAN DOLLAR

All dollar amounts are in Canadian dollars, except where otherwise indicated. The following table shows the high and low spot rates, the 90 day average noon rates and the year-end noon spot rates for the United States dollar for the past five years, each expressed in Canadian dollars, as reported by the Bank of Canada.

                                                                             AS AT DECEMBER 31
                                                      ----------------------------------------------------------------
                                                        2003          2002          2001         2000*          1999
                                                      --------      --------      --------      --------      --------
High................................................   1.2970        1.5801        1.5975        1.5035        1.4551
Low.................................................   1.2839        1.5768        1.5899        1.4946        1.4420
90 Day Average Noon Rate............................   1.2975        1.5853        1.5934        1.4976        1.4402
Year-End Noon.......................................   1.2924        1.5796        1.5926        1.5002        1.4433

*  Exchange rates for 2000 are as at December 29, 2000.

On February 24, 2004, the noon rate for the United States dollar as reported by the Bank of Canada was US $1.00 = Cdn. $1.3280.

METRIC CONVERSION TABLE

The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

METRIC                 IMPERIAL                                                                  FACTOR
------                 --------                                                                  ------
Kilometres             Miles                                                                       0.62
Millimetres            Inches                                                                      0.04
Gigajoules             Million British thermal units                                               0.95
                       ("MMBTU")
Cubic metres*          Cubic feet                                                                  35.3
Kilopascals            Pounds per square inch ("PSI")                                              0.15
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

*  The conversion is based on natural gas at a base pressure of
101.325 kilopascals and at a base temperature of 15(o) Celsius.

28  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "B"

--------------------------------------------------------------------------------

                         TRANSCANADA PIPELINES LIMITED

                        CORPORATE GOVERNANCE GUIDELINES

                                                                   FEBRUARY 2004

--------------------------------------------------------------------------------

                                               TRANSCANADA PIPELINES LIMITED  29

                               TABLE OF CONTENTS

                                                                              PAGE
                                                                            --------
A.    INTRODUCTION........................................................     31

B.    BOARD ORGANIZATION AND MEMBERSHIP...................................     31
          1.  Chair of the Board..........................................     31
          2.  Non-Executive Chair.........................................     31
          3.  Lead Director Concept.......................................     31
          4.  Board Size..................................................     31
          5.  Inside and Outside Directors................................     32
          6.  "Independence" of Outside Directors.........................     32
          7.  Primary Employment Status Change............................     32
          8.  Officers' Board Membership..................................     32
          9.  Criteria for Board Membership...............................     32
         10.  Selection of New Director Candidates........................     32
         11.  New Director Orientation....................................     33
         12.  Fixed Terms for Membership on the Board.....................     33
         13.  Retirement Age..............................................     33
         14.  Board Compensation..........................................     33
         15.  Share Ownership by Directors................................     33

C.    BOARD MEETINGS AND MATERIALS........................................     33
          1.  Board Meeting Agendas.......................................     33
          2.  Meeting Materials Distributed in Advance....................     33
          3.  Presentations...............................................     34
          4.  Non-Directors at Board Meetings.............................     34
          5.  Outside Directors...........................................     34

D.    COMMITTEE ORGANIZATION AND MEETINGS.................................     34
          1.  Board Committees............................................     34
          2.  Outside, Unrelated and Independent Directors................     34
          3.  Assignment and Rotation of Committee Members................     34
          4.  Committee Meetings..........................................     34
          5.  Committee Agendas...........................................     34

E.    BOARD AND MANAGEMENT RESPONSIBILITIES...............................     34
          1.  Board Relationship with Management..........................     34
          2.  Corporate Strategy..........................................     35
          3.  Limits to Management Authority..............................     35
          4.  Formal Evaluation of the President and Chief Executive           35
              Officer.....................................................
          5.  Succession Planning and Management Development..............     35
          6.  Principal Risks.............................................     35
          7.  Internal Controls and Management Information Systems........     35
          8.  Board Communications Policy.................................     36
          9.  Outside Advisors for Individual Directors...................     36
         10.  Assessing the Performance of the Board, Committees and           36
              Individual Directors........................................

30  TRANSCANADA PIPELINES LIMITED

                         TRANSCANADA PIPELINES LIMITED
                                (THE "COMPANY")
                        CORPORATE GOVERNANCE GUIDELINES

A.  INTRODUCTION

    The board of directors of the Company and its management are committed to maintaining a high standard of corporate governance. This commitment includes adherence to the definition of corporate governance included in the 1994 Toronto Stock Exchange Committee Report on Corporate Governance in Canada. The report defined corporate governance as meaning "the process and structure used to direct and manage the business and affairs of a company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management. The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers and communities".

    The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange ("TSX"), the Canadian Securities Administrators ("CSA"), the New York Stock Exchange ("NYSE") and by the U.S. Securities and Exchange Commission ("SEC") under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company's corporate governance practices comply with the TSX Company Manual Corporate Governance Guidelines, governance rules of the NYSE applicable to foreign issuers and applicable requirements of the CSA and the SEC. The Company is also in substantial compliance with the CSA's Multilateral Instrument pertaining to audit committees that comes into force on March 30, 2004 and is applicable in 2005, and with the proposed corporate governance guidelines released for comment by the CSA on January 16, 2004 and which are expected to be in force in 2005.

    The board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the strategic plans. In addition, the board monitors and assesses overall performance and progress in meeting the Company's goals. Day to day management is the responsibility of the president and chief executive officer and senior management. To this end, the board has adopted the following guidelines to assist it in its corporate governance responsibilities.

B.  BOARD ORGANIZATION AND MEMBERSHIP

     1. CHAIR OF THE BOARD

       The board has currently determined to separate the positions of chairman of the board ("chair") and president and chief executive officer.

     2. NON-EXECUTIVE CHAIR

       The board has determined the chair of the Company shall serve in a non-executive capacity and shall be appointed by the board based on the recommendations of the Governance Committee, the committee of the board that has been delegated the responsibility to assess candidates for the position.

     3. LEAD DIRECTOR CONCEPT

       The board has adopted a policy that it have an independent director assume the responsibility of chairing scheduled meetings of outside directors or other responsibilities which the outside directors as a whole might designate from time to time. This will be the Chairman, if an outside director, or the chair of the Governance Committee, if not.

     4. BOARD SIZE

       Although the maximum number of directors permitted by TransCanada's Articles is 20, the board has determined that it is in the best interests of the Company to maintain a smaller board, in the range of

                                               TRANSCANADA PIPELINES LIMITED  31

       12 to 14. It is the board's belief that this range is currently sufficient to provide a diversity of expertise and opinions and allow effective committee organization, yet small enough for efficient meetings and decision-making.

       The Governance Committee is mandated to review the size of the board from time to time and recommend changes in size to the board when appropriate. The board has the ability to increase or decrease its size within limits defined by Articles of the Company.

     5. INSIDE AND OUTSIDE DIRECTORS

       The board believes that, as a matter of policy, there should be a majority of outside, unrelated and independent directors on the Company's board. To this end, the board has determined the number of officers or senior managers of the Company or its subsidiaries who may serve as directors at any one time shall be limited to a maximum of three.

       On matters of corporate governance, decisions will be made by the unrelated directors.

     6. "INDEPENDENCE" OF OUTSIDE DIRECTORS

       The Governance Committee undertakes an annual review to determine the existence of any relationships with the Company and to ensure the majority of directors are independent and unrelated to the Company, that all Committee members are independent and, where any relationships exist, the director is acting appropriately. The board annually determines the independent and unrelated status of each director, based on the Governance Committee's recommendations.

     7. PRIMARY EMPLOYMENT STATUS CHANGE

       The board has adopted a policy that requires any director whose primary employment status changes to notify the chair of the Governance Committee. A director in such circumstances is also deemed to have submitted his or her resignation from the Board. The Governance Committee shall in turn advise the board and provide recommendations on the member's continued service to the Company as a director. It is not intended that directors who retire or whose professional positions change should necessarily leave the board. The Governance Committee has the responsibility to assess the continued appropriateness of board membership under such circumstances.

     8. OFFICERS' BOARD MEMBERSHIP

       The board has determined that management members of the board shall not automatically stand for re-election after retirement or resignation from the Company. Any former officer of the Company serving on the board will be considered to be an inside director for purposes of corporate governance until such time as the applicable regulatory cooling off periods have been met and the outside directors determine that sufficient distance has been established from the officer's former executive duties to make the officer independent and unrelated to the Company.

     9. CRITERIA FOR BOARD MEMBERSHIP

       The Governance Committee reviews each year the general and specific criteria applicable to candidates to be considered for nomination to the board. The objective of this review is to maintain the composition of the board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account the desirability of maintaining a reasonable diversity of backgrounds, skills and experience and personal characteristics such as age, gender, geographic residence, etc. among the directors along with the key common qualities required for effective board participation.

    10. SELECTION OF NEW DIRECTOR CANDIDATES

       The board is responsible for identifying suitable candidates to be recommended for election to the board by the shareholders. The Governance Committee has the responsibility for assessing potential nominees, screening their qualifications against the current skill and experience requirements of the board and making recommendations in this regard to the board. Directors are encouraged to identify potential candidates. The chair and president and chief executive officer are consulted and have input

32  TRANSCANADA PIPELINES LIMITED
       into the process. An invitation to stand as a nominee for election to the board will normally be made to a candidate by the board through the chair or the chair's delegate.

    11. NEW DIRECTOR ORIENTATION

       New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director are tailored to that director's individual needs and areas of interest.

    12. FIXED TERMS FOR MEMBERSHIP ON THE BOARD

       The board does not believe it should establish a fixed term for membership on the board. While fixed terms could help ensure that there are fresh ideas and views available to the board, they have the disadvantage of losing the contribution of directors who have developed, over a period of time, increased insight into the Company and its operations and who, therefore, can be expected to provide an increasing contribution to the board as a whole.

    13. RETIREMENT AGE

       The board reviews the mandatory retirement age for directors from time to time. The board has currently determined that no person shall stand for election or re-election to the board if he or she attains the age of 70 years on or before the date of the annual meeting called in relation to the election of directors.

    14. BOARD COMPENSATION

       The Governance Committee reviews the compensation of directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparative companies. The Committee makes recommendations to the board for consideration when it believes changes in compensation are warranted.

    15. SHARE OWNERSHIP BY DIRECTORS

       The board has determined that share ownership by directors is a positive step in helping directors align their interests with those of the shareholders. As the Company is a wholly owned subsidiary, of TransCanada Corporation, directors of the Company fulfill their share ownership requirement by owning shares in the parent, TransCanada Corporation. The board has adopted a policy guideline requiring directors to hold at least five times the value of their annual board retainer in common shares of TransCanada Corporation. Such holdings can be acquired over a period of five years and can take the form of actual share ownership or by holding the equivalent number of units in the Directors' Deferred Share Unit Plan.

C.  BOARD MEETINGS AND MATERIALS

     1. BOARD MEETING AGENDAS

       The chair and the president and chief executive officer establish the agenda for each board meeting.

       Any board member may suggest the inclusion of items on the agenda in advance of the meeting.

     2. MEETING MATERIALS DISTRIBUTED IN ADVANCE

       The board has determined that information and data that are important to the board's understanding of business issues be distributed to the board before each board meeting in sufficient time to ensure adequate opportunity exists for members' review. Management makes every attempt to make this material as concise as possible while still providing the desired information and focusing attention on critical issues to be considered by the board.

                                               TRANSCANADA PIPELINES LIMITED  33

     3. PRESENTATIONS

       As a general rule and when appropriate, presentation materials are sent to the board members in advance. Time is allocated at all board meetings to ensure that members' questions about the material can be answered.

     4. NON-DIRECTORS AT BOARD MEETINGS

       The board appreciates the value of the regular attendance at each board meeting of non-board members who are members of the Company's senior management.

       Attendance by senior management is determined by the president and chief executive officer with the concurrence of the chair.

       Management attendees are excused for any agenda items that are reserved for discussion among directors only.

     5. OUTSIDE DIRECTORS

       Directors who are not members of management meet at the end of each board meeting IN-CAMERA to discuss matters of interest independent of management.

D.  COMMITTEE ORGANIZATION AND MEETINGS

     1. BOARD COMMITTEES

       Each committee operates according to board-approved terms of reference. The committees are: (1) the Audit Committee; (2) the Governance Committee; (3) the Health, Safety and Environmental Committee; and
       (4) the Human Resources Committee.

     2. OUTSIDE, UNRELATED AND INDEPENDENT DIRECTORS

       The board believes that, as a matter of policy, each of the Committees should be composed entirely of independent and unrelated directors. The applicable requirements are addressed in the charters of each Committee.

     3. ASSIGNMENT AND ROTATION OF COMMITTEE MEMBERS

       The Governance Committee is responsible for recommending to the board the assignment of board members to various committees in consultation with the chair, the president and chief executive officer, and taking into account the wishes of individual board members.

       The board favours the periodic rotation of committee members and committee chairs. Such rotation, when recommended, will be made in a way that recognizes and balances the need for renewal of ideas, continuity, and the utilization of each director's particular expertise.

     4. COMMITTEE MEETINGS

       Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee's terms of reference) and length of the meetings of the committees. Each committee reports to the board on the results of each meeting.

     5. COMMITTEE AGENDAS

       The chair of each committee, in consultation with the appropriate members of management, develops the committee's agendas. The chair of each committee ensures that the committee meets sufficiently often to discharge its delegated responsibilities.

E.  BOARD AND MANAGEMENT RESPONSIBILITIES

     1. BOARD RELATIONSHIP WITH MANAGEMENT

       The board supports and encourages the members of the Company's management in the performance of their duties and individual outside directors are encouraged to provide their counsel as needed.

34  TRANSCANADA PIPELINES LIMITED

       Management makes appropriate use of the board's skills before decisions are brought forward on key issues.

       Board members have complete access to management for relevant information. It is understood that board members will be prudent and be sure that this contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the president and chief executive officer and the chair.

       The board encourages senior management to bring managers into board meetings from time to time to provide additional insight into the items being discussed. Such managers are expected to be those with growth potential who would benefit from their exposure to the board.

     2. CORPORATE STRATEGY

       The board believes that management is responsible for development of corporate strategy. It is the role of the board to review, question, validate and approve material changes in the strategies of the Company.

     3. LIMITS TO MANAGEMENT AUTHORITY

       The board establishes general authority guidelines that places limits on management's approval authority depending on the nature and size of the proposed transaction. These limits anticipate that some flexibility exists within approved budgets but otherwise must not be exceeded without prior board or appropriate committee approval.

     4. FORMAL EVALUATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

       The Human Resources Committee conducts an annual review of the performance of the president and chief executive officer as measured against objectives established mutually in the prior year by the Human Resources Committee and the president and chief executive officer. The results of this annual review is communicated to the board's unrelated directors who then make an evaluation of the overall performance of the president and chief executive officer. This performance evaluation is communicated to the president and chief executive officer by the chair and the chair of the Human Resources Committee. The evaluation is used by the Human Resources Committee in its deliberations concerning the president and chief executive officer's annual compensation.

     5. SUCCESSION PLANNING AND MANAGEMENT DEVELOPMENT

       The board believes that succession planning and management development are key to the ongoing process that contributes substantially to the success of the Company. The president and chief executive officer provides a detailed annual report to the Human Resources Committee and a summary presentation to the board. The president and chief executive officer makes available to the Human Resources Committee his recommendation as to a successor in the event of the unexpected incapacity of the president and chief executive officer.

     6. PRINCIPAL RISKS

       The board is responsible for understanding the principal risks associated with the Company's business on an ongoing basis and it is the responsibility of management to assure that the board and its committees are kept well informed of these changing risks on a timely basis. It is important that the board understand and support the key risk decisions of management, which includes comprehending the appropriate balance between risks and rewards.

     7. INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

       Fundamental to the discharge of the board's overall responsibilities is the existence of control systems that can in part ensure the effective discharge of these responsibilities. A balance has to be achieved between controls related to financial or other matters that give the board reasonable assurances that its responsibilities are discharged and, at the same time, avoiding the creation of an unnecessarily bureaucratic and costly system of control mechanisms. The confidence of the board in the ability and integrity of management is the paramount control mechanism.

                                               TRANSCANADA PIPELINES LIMITED  35

       The board has delegated to the Audit Committee the responsibility for the oversight of internal control procedures, to determine their effectiveness, and to monitor compliance with the Company's policies and codes of business ethics. The Audit Committee reports on these matters to the board.

       The Audit Committee requires management to implement and maintain appropriate systems of internal controls and meets with the Company's external auditors and its director of internal audit in executive sessions, and with management, on at least a quarterly basis to oversee the effectiveness of these systems.

     8. BOARD COMMUNICATIONS POLICY

       The board, or the appropriate committee thereof, reviews the content of the Company's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses that may be issued. The board believes that it is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the chair or other individual directors may from time to time be requested by management to assist with such communications. If communications from stakeholders are made to the chair or to other individual directors, management is informed and consulted to determine any appropriate response.

     9. OUTSIDE ADVISORS FOR INDIVIDUAL DIRECTORS

       Occasionally individual directors may need the services of an advisor or expert to assist on matters involving their responsibilities as board members. The board has determined that any director who wishes to engage an outside advisor at the expense of the Company may do so.

    10. ASSESSING THE PERFORMANCE OF THE BOARD, COMMITTEES AND INDIVIDUAL DIRECTORS

       The Governance Committee reports to the board annually on the evaluation of the performance of the board, each of its committees, and that of individual directors, based on the results of the directors' annual self-assessment questionnaire. In addition, formal interviews are undertaken annually by the chair, based on the results of the questionnaire and the Company's Individual Director Terms of Reference, with each member of the board and with each member of the executive leadership of the Company. The performance of the chair is annually evaluated against his terms of reference by the chair of the Governance Committee by means of formal interviews with each of the directors.

36  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "C"
                     CODE OF BUSINESS ETHICS FOR EMPLOYEES

Personnel (includes all regular full, part-time and temporary employees) of TransCanada and its subsidiaries and affiliates (the "Company") represent the Company and are expected to act in a manner that will enhance the Company's reputation for honesty, integrity and reliability. Our Code of Business Ethics (the "COBE") is a statement on TransCanada's Business Practices and on how we do business. The COBE applies to all personnel of TransCanada. When you have a question about ethics or compliance, please refer to this policy.

The COBE will not give you an answer for every situation. If after reviewing it you have questions, please seek additional guidance. If you have any doubt about the right thing to do, ask your supervisor, manager, or Human Resources, Law or Internal Audit Departments. You can also call our anonymous Ethics Help-Line at 1-888-920-2042.

The following Fundamental Principles of appropriate business conduct have been established for all personnel working for or representing the Company. They are applicable in all countries in which the Company operates, unless the laws of those countries require a higher standard.

FUNDAMENTAL PRINCIPLES

A.  COMPLIANCE WITH LAWS

    The Company will conduct its business in compliance with all laws, regulations and other legal requirements applicable wherever the Company is carrying on business. No personnel shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the CORRUPTION OF FOREIGN PUBLIC OFFICIALS ACT.

B.  CONFLICT OF INTEREST

    Personnel must ensure that no conflict exists between their personal interests and those of the Company. Personnel should also avoid placing themselves in positions that may be perceived as conflicts. Some examples of possible conflicts include:

    - FINANCIAL INTEREST -- Personnel and their families (families including spouse, children or spouse equivalent residing together) shall not own, control or direct a material financial interest (greater than 5%) in a supplier, contractor, competitor, or in any business enterprise which does or seeks to do business with the Company.

    - OUTSIDE BUSINESS ACTIVITIES -- Personnel shall not engage in any outside business or activity that is detrimental to the Company. Unless approved by the Company or your supervisor, personnel are expected to spend their full time and attention performing their jobs during normal business hours or as contracted.

    - OUTSIDE DIRECTORSHIPS -- Personnel shall not serve as a director, officer, partner, consultant or any other role in unaffiliated profit-making organizations if that activity is detrimental to the Company. Directorships in unaffiliated entities require the consent of the personnel's immediate supervisor or contract manager, and of the Governance Committee of the Board of Directors in the case of an ELT member.

    - GIFTS AND ENTERTAINMENT -- Personnel must be prudent in offering or accepting gifts (including tickets to sporting, recreational or other events) to or from a person or entity with which the Company does or seeks to do business.

    - CUSTOMER AND SUPPLIER RELATIONS -- All customers, suppliers and independent contractors purchasing or furnishing goods and services must be dealt with fairly. Decisions to hire a subcontractor or source materials from a particular vendor must be made on the basis of objective criteria such as quality, reliability, technical excellence, price, delivery, service and maintenance of adequate sources of supply.

                                               TRANSCANADA PIPELINES LIMITED  37

    - GOVERNMENT AND COMMUNITY RELATIONS -- The Company's financial support to political organizations requires the express approval of the Chief Executive Officer of the Company. Personnel engaging in personal political activities must do so in their own right and not on behalf of the Company. Corporate donations to charities made on behalf of the Company shall be within budgets approved by the appropriate business unit head.

    - PERSONAL RELATIONSHIPS -- Personnel shall avoid any arrangement or circumstance, including personal relationships that may compromise his or her ability to act in the best interest of the Company. Personnel shall not supervise directly or be in a position to influence the career of someone with whom he or she is engaged in a personal relationship.

C.  CONFIDENTIAL INFORMATION

    In the course of employment, personnel may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if improperly disclosed. Personnel may also have access to the confidential information of companies with which the Company does business.

    Personnel must protect the confidentiality of information concerning the Company and its business activities as well as that of companies having business dealings with the Company. Personnel who leave the Company have an ongoing obligation to keep such information confidential.

    Some situations involving confidential information include:

    - TECHNICAL, BUSINESS AND COMMERCIAL DATA -- Personnel must ensure against improper disclosure of competitive business strategies and plans, special methods of operation, technical innovations, and other information that may be of value to competitors of the Company.

    - INSIDER TRADING -- Securities laws explicitly prohibit any person in a special relationship with the Company from trading with knowledge of "material non-public information" or "insider information" which has not been generally disclosed. In addition, securities laws prohibit any person in a special relationship with the Company from informing another person of any "material non-public" or "insider" information which has not been generally disclosed.
     Employees of TransCanada, and their immediate family members, will not trade in their personal account in any physical commodity or financial derivative of any physical or financial commodity related to those traded by the Company if that employee holds a position at TransCanada that would make them privy to detailed or inside information about the Company's commodity trading activities.

    - TRADING GUIDELINES FOR ALL PERSONNEL -- Those possessing confidential information are expected to show integrity and use proper judgement in timing their investments in accordance with Company policy and regulatory rules and guidelines.

    - MEDIA/PUBLIC DISCUSSION -- If responding to questions by a representative of the news media or investment community is not part of personnel's regular duties, the media representative must be referred to the appropriate Company spokesperson.

D.  FISCAL INTEGRITY AND RESPONSIBILITY

    All personnel are responsible for protecting Company assets, and leaders are specifically responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorised or improper use or disposition:

    - REPORTING INTEGRITY -- No false, artificial or misleading entries in the books, records and documents of the Company shall be made for any reason and no personnel shall engage in any arrangement that results in such prohibited acts. All periodic reports filed by TransCanada shall be in accordance with TransCanada's Public Disclosure Policy and will include full, fair, accurate, timely and understandable disclosure.

38  TRANSCANADA PIPELINES LIMITED

    - USE OF COMPANY RESOURCES -- Company resources include Company time, materials, supplies, equipment, information, electronic mail and computer systems. These resources are generally only to be used for Company-specific purposes.

    - USE OF INTERNET AND EMAIL -- TransCanada's computer networks and information resources include our electronic mail and messaging systems, internal Intranet and the public Internet. TransCanada's computer resources and networks are provided for company-related business purposes. Excessive personal use is inappropriate. Use of TransCanada's computer resources to view, retrieve or send sexually-related or pornographic messages or material; violent or hate-related messages or material; bigoted, racist or other offensive messages or other messages or material related to illegal activities is strictly prohibited.

    - USE OF COMPANY NAME -- Personnel must not use their employment status to obtain personal gain from those doing or seeking to do business with the Company. Personnel may not use the Company's name or purchasing power to obtain personal discounts or rebates unless the discounts are made available to all personnel.

    - PATENTS AND INVENTIONS -- Inventions, discoveries, and copyright material, made or developed by personnel in the course of, and relating to, their employment with the Company, are the property of the Company unless a written release is obtained or covered by contract.

    - RECORDS RETENTION -- Business documents and records (voice, paper and electronic) are to be retained in accordance with the law and the Company's record retention policies.

    In protecting the Company's resources, TransCanada reserves the right to periodically monitor access and contents of the Company's computer systems and networks. Personnel should not assume they have any right to privacy of electronic data residing on the Company's computer resources.

E.  HEALTH, SAFETY AND ENVIRONMENT

    TransCanada is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

    All TransCanada operations are to be conducted in a manner that protects the health and safety of our personnel and all people in the communities where the Company operates. All TransCanada personnel are responsible for supporting TransCanada's commitment to environmental responsibility.

F.  EMPLOYMENT PRACTICES

    TransCanada is committed to a workplace environment where personnel are treated with dignity, fairness and respect. All personnel have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment:

    - DISCRIMINATION -- Neither TransCanada nor any person acting on behalf of the Company shall refuse to employ or continue to employ, nor shall they discriminate against any person with regard to employment, term or condition of employment, based on race, national or ethnic origin, colour, religion, age, sex (including pregnancy or child-birth) sexual orientation, marital status, family status, disability and conviction for which a pardon has been granted, all as defined by the Canadian Human Rights Act.

    - HARASSMENT -- Any form of illegal harassment or any other conduct that interferes with an individual's work performance or creates an intimidating, hostile, or offensive work environment will not be tolerated.

    - DRUG AND ALCOHOL POLICY -- The Company is committed to providing a safe and healthy work environment. The use of illicit drugs, the inappropriate use of alcohol and the misuse of medications and other substances is prohibited.

                                               TRANSCANADA PIPELINES LIMITED  39

COMPLIANCE / EXCEPTIONS

Personnel are expected to comply with all aspects of the COBE and to support others in doing so. In the event that personnel violate the COBE, Company policies and procedures or any of the laws that govern the Company's business, TransCanada will take immediate and appropriate action up to and including termination of employment, claims for reimbursement of losses or damages and reference to criminal authorities.

HOW TO RAISE A CONCERN

Personnel are obligated to promptly report any problems or concerns or any potential or actual violation of the COBE. The first action should be to raise the problem with your supervisor. If that is not possible for some reason or if taking it to your supervisor does not resolve the matter, it is your responsibility to take it up the chain of management within your organization or another department such as Human Resources, Legal or Internal Audit. Personnel can also call the anonymous Ethics Help-Line at 1-888-920-2042. Callers do not have to reveal their identities.

TransCanada policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint. If you feel you have been subjected to retaliatory or disciplinary action because you have raised an ethics issue, call the Ethics HelpLine immediately.

CERTIFICATION

It is essential that all personnel understand and adhere to the Company's Code of Business Ethics.

New personnel of the Company will be asked to certify their review of, and agreement to be bound by, the COBE as a consideration of employment or contract.

All personnel of the Company will be asked to certify annually their review of and compliance with the provisions contained in the Code of Business Ethics.

40  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "D"
                     CODE OF BUSINESS ETHICS FOR DIRECTORS

Directors have a duty to manage or supervise the management of, the business and affairs of the Company. In carrying out this duty the Company expects directors to act honestly and in good faith with a view to the best interests of the Company. To this end the Board of Directors has committed itself to maintaining a high standard of Corporate Governance which incorporates as its basis principles of good conduct and high ethical behavior.

To discharge their duties the Directors have adopted the following principles for business conduct and ethical behavior.

COMPLIANCE WITH LAW

The Directors shall conduct all their business and affairs in full compliance with applicable laws, rules and regulations and shall encourage and promote such behaviors for themselves, officers and employees.

CONFLICTS OF INTEREST

Directors shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere, with the interests of the Company including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, directors shall immediately make full disclosure in an appropriate manner and the disclosing Director shall not participate in any decision or action in which there is a real or apparent conflict.

FAIR DEALING

The Company adheres to a policy of Fair Dealing in all its undertakings. Directors shall endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. Taking unfair advantage through manipulation, concealment, abuse of privilege, misrepresentation and other unfair dealing practices is unacceptable.

CONFIDENTIALITY

Directors shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or legally mandated. Confidential information shall not be used for personal gain and Directors shall adhere to the Company's policy on Trading by Employees and Insiders.

PROTECTION AND PROPER USE OF COMPANY ASSETS

Directors shall ensure that the Company's assets are protected and properly and efficiently used for legitimate business purposes.

CORPORATE OPPORTUNITIES

Directors owe duty to advance the Company's legitimate interests whenever an opportunity arises and are prohibited from:

    (a) Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

    (b) Using or deploying corporate assets, property, information or their position for personal gain; and

    (c) Competing with the Company.

INCIDENT REPORTING

Directors are encouraged to promote ethical behavior in all things they do and to ensure a healthy ethical workplace. The Company, through the principles and standards adhered to by Directors, encourages officers and leaders to talk with employees about ethical behaviors and to provide guidance on their ethical concerns

                                               TRANSCANADA PIPELINES LIMITED  41
including advising employees on appropriate actions to be taken or behaviors to be followed. Violations of laws, rules, regulations or this Code of Business Conduct are to be reported to the appropriate officer or leader or to the ethics hot line.

The Directors on behalf of the Company will not allow any retaliation by officers or leaders in respect of reports made in good faith by any employee.

WAIVERS

Directors and executive officers whose conduct or actions has failed to meet or whose future conduct or actions may not meet the principles and standards set out in this Code of Business Conduct must report such failure or anticipated failure immediately to the Board of Directors. Such report shall contain a request for a waiver of such conduct and be filed with the Chairman of the Governance Committee for review and recommendation by that Committee. The Governance Committee shall examine the circumstances related to the failure or requested waiver for anticipated failure and make an appropriate recommendation to the Board of Directors. Any determination of the Board of Directors that noncompliance with the Code of Business Conduct has occurred or that, under the circumstances, a waiver be granted to a Director or executive officer shall be reported promptly to the shareholders.

ANNUAL REVIEW

Annually, the Company expects each Director to review this Code of Business Conduct and Ethics and to satisfy themselves that they have adhered to the stated principles and standards or if they have failed to do so to ensure such non-compliance has been reported to the Board of Directors.

42  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "E"
     CODE OF BUSINESS ETHICS FOR THE PRESIDENT AND CHIEF EXECUTIVE OFFICER,
                     CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company and its shareholders expect honest and ethical conduct in all aspects of the Company's business from all employees and to that end require that all employees comply with the Company's Code of Business Ethics. In addition, with respect to the Company's principal and senior financial officers, the Company and its shareholders expect the highest possible standards of honest and ethical conduct and require such officers to acknowledge this heightened expectation.

I, [NAME] CERTIFY that as [THE CHIEF EXECUTIVE OFFICER/CHIEF FINANCIAL OFFICER/CONTROLLER] of TransCanada PipeLines Limited (the "Company") I adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote:

1. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company;

3. Compliance with laws, rules and regulations of federal, provincial, state and local governments, and other appropriate private and public regulatory agencies; and

4. Compliance with the prompt reporting to the Chair of the Company's audit committee all violations of this code.

I, [NAME] acknowledge my accountability for adherence to this code. I also acknowledge that my compliance with this code is a condition of my employment and that if I fail to comply with this code or applicable laws, rules or regulations, I may be subject to disciplinary measures, up to and including discharge from the Company. The Company will disclose any change or waiver of this code in its disclosure documents and a form of this code shall be posted on the Company's website.

------------------------------------------------
Signature

                                               TRANSCANADA PIPELINES LIMITED  43

                                  SCHEDULE "F"
                         CHARTER OF THE AUDIT COMMITTEE

                                     PART I
                   ESTABLISHMENT OF COMMITTEE AND PROCEDURES

 1. COMMITTEE

    A Committee of the Directors to be known as the "Audit Committee" is established. The Committee shall assist the Board of Directors (the "Board") in overseeing, among other things, the integrity of the financial statements of the Company, the compliance by the Company with legal and regulatory requirements and the independence and performance of the Company's internal and external auditors.

 2. COMPOSITION OF COMMITTEE

    The Committee shall consist of not less than three and not more than nine Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), and all of whom are unrelated and/or independent as defined in the applicable requirements of relevant securities legislation and the applicable rules of any stock exchange on which the Company's securities are listed for trading. Each member of the Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company's securities are listed for trading or, if it is not so defined as that term is interpreted by the Board in its business judgment).

 3. APPOINTMENT OF COMMITTEE MEMBERS

    The members of the Committee shall be appointed by the Board on the recommendation of the Governance Committee. The members of the Committee shall be appointed as soon as practicable following each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until their successors are earlier appointed, or until they cease to be Directors of the Company.

 4. VACANCIES

    Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Governance Committee and shall be filled by the Board if the membership of the Committee is less than three Directors or if the Committee ceases to meet the requirements for audit committees as provided under securities laws and the rules of any stock exchange upon which the Company's shares are listed for trading.

 5. COMMITTEE CHAIR

    The Board shall appoint a Chair for the Committee.

 6. ABSENCE OF COMMITTEE CHAIR

    If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

 7. SECRETARY OF COMMITTEE

    The Committee shall appoint a Secretary who need not be a Director of the Company.

44  TRANSCANADA PIPELINES LIMITED

 8. MEETINGS

    The Chair, or any two members of the Committee, or the internal auditor, or the external auditors may call a meeting of the Committee. The Committee shall meet at least quarterly. The Committee shall meet periodically with management, the internal auditors and the external auditors in separate executive sessions.

 9. QUORUM

    A majority of the members of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

10. NOTICE OF MEETINGS

    Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11. ATTENDANCE OF COMPANY OFFICERS AND EMPLOYEES AT MEETING

    At the invitation of the Chair of the Committee, one or more officers or employees of the Company may attend any meeting of the Committee.

12. PROCEDURE, RECORDS AND REPORTING

    The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate but not later than the next meeting of the Board.

13. REVIEWS AND REPORTS

    The Committee shall review its terms of reference annually or otherwise, as it deems appropriate, and if necessary propose changes to the Governance Committee and the Board. The Committee shall make regular reports to the Board. The Committee shall annually review the Committee's own performance.

14. OUTSIDE EXPERTS

    The Committee, and on behalf of the Committee, the Committee Chair, is authorized when deemed necessary or desirable to retain independent counsel and other advisors, at the Company's expense, to advise the Committee independently on any matter.

15. RELIANCE

    Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on
    (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by Management and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

                                    PART II
                              MANDATE OF COMMITTEE

16. APPOINTMENT OF THE COMPANY'S EXTERNAL AUDITORS

    Subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory registration requirements, the Committee shall recommend to the Board the appointment of the external

                                               TRANSCANADA PIPELINES LIMITED  45
    auditors, such appointment to be confirmed by the Company's shareholders at each annual meeting. The Committee shall also recommend to the Board the compensation to be paid to the external auditors for audit services and shall pre-approve the retention of the external auditors for any permitted non-audit service and the fees for such service. The Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Committee.

    The Committee shall also receive periodic reports from the external auditors regarding the auditors' independence, discuss such reports with the auditors, consider whether the provision of non-audit services is compatible with maintaining the auditors' independence and the Committee shall take appropriate action to satisfy itself of the independence of the external auditors.

17. OVERSIGHT IN RESPECT OF FINANCIAL DISCLOSURE

    The Committee to the extent it deems it necessary or appropriate shall:

    (a) review, discuss with management and the external auditors and recommend to the Board for approval, the Company's audited annual financial statements, annual information form including management discussion and analysis, all financial statements in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular, but excluding any pricing supplements issued under a medium term note prospectus supplement of the Company;

    (b) review, discuss with management and the external auditors and recommend to the Board for approval the release to the public of the Company's interim reports, including the financial statements, management discussion and analysis and press releases on quarterly financial results;

    (c) review and discuss with management and external auditors the use of "pro forma" or "adjusted" non-GAAP information and the applicable reconciliation;

    (d) review and discuss with management and external auditors financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Committee need not discuss in advance each instance in which the Company may provide earnings guidance or presentations to rating agencies;

    (e) review annual and quarterly financial statements and annual disclosure documents of NOVA Gas Transmission Ltd. ("NGTL");

    (f) review with management and the external auditors major issues regarding accounting and auditing principles and practices, including any significant changes in the Company's selection or application of accounting principles, as well as major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect the Company's financial statements;

    (g) review and discuss quarterly reports from the external auditors on:

        (i) all critical accounting policies and practices to be used;

        (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

       (iii) other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

    (h) review with management and the external auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements;

46  TRANSCANADA PIPELINES LIMITED

    (i) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

    (j) review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the periodic reports filed with securities regulators about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls;

    (k) discuss with management the Company's material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

18. OVERSIGHT IN RESPECT OF LEGAL AND REGULATORY MATTERS

    (a) review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

19. OVERSIGHT IN RESPECT OF INTERNAL AUDIT

    (a) review the audit plans of the internal auditors of the Company including the degree of coordination between such plan and that of the external auditors and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;

    (b) review the significant findings prepared by the internal auditing department and recommendations issued by the Company or by any external party relating to internal audit issues, together with management's response thereto;

    (c) review compliance with the Company's policies and avoidance of conflicts of interest;

    (d) review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with associates and affiliates;

    (e) ensure the internal auditor has access to the Chair of the Committee and of the Board and to the Chief Executive Officer and meet separately with the internal auditor to review with him any problems or difficulties he may have encountered and specifically:

        (i) any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

        (ii) any changes required in the planned scope of the internal audit;
             and

       (iii) the internal audit department responsibilities, budget and staffing;

       and to report to the Board on such meetings;

    (f) bi-annually review officers' expenses and aircraft usage reports.

20. OVERSIGHT IN RESPECT OF THE EXTERNAL AUDITORS

    (a) review the annual post-audit or management letter from the external auditors and management's response and follow-up in respect of any identified weakness, inquire regularly of management and the external auditors of any significant issues between them and how they have been resolved, and intervene in the resolution if required;

    (b) review the quarterly unaudited financial statements with the external auditors and receive and review the review engagement reports of external auditors on unaudited financial statements of the Company and NGTL;

                                               TRANSCANADA PIPELINES LIMITED  47

    (c) receive and review annually the external auditors' formal written statement of independence delineating all relationships between itself and the Company;

    (d) meet separately with the external auditors to review with them any problems or difficulties the external auditors may have encountered and specifically:

        (i) any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management; and

        (ii) any changes required in the planned scope of the audit;

       and to report to the Board on such meetings;

    (e) review with the external auditors the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

    (f) meet with the external auditors prior to the audit to review the planning and staffing of the audit;

    (g) receive and review annually the external auditors' written report on their own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

    (h) review and evaluate the external auditors, including the lead partner of the external auditor team;

    (i) ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

21. OVERSIGHT IN RESPECT OF AUDIT AND NON-AUDIT SERVICES

    (a) pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

        (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;

        (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

       (iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

    (b) approval by the Committee of a non-audit service to be performed by the external auditor shall be disclosed as required under securities laws and regulations;

    (c) the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at its first scheduled meeting following such pre-approval;

    (d) if the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection.

22. OVERSIGHT IN RESPECT OF CERTAIN POLICIES

    (a) review and recommend to the Board for approval policy changes and program initiatives deemed advisable by management or the Committee with respect to the Company's codes of business conduct and ethics;

48  TRANSCANADA PIPELINES LIMITED

    (b) obtain reports from management, the Company's senior internal auditing executive and the external auditors and report to the Board on the status and adequacy of the Company's efforts to ensure its businesses are conducted and its facilities are operated in an ethical, legally compliant and socially responsible manner, in accordance with the Company's codes of business conduct and ethics;

    (c) establish a non-traceable, confidential and anonymous system by which callers may ask for advice or report any ethical or financial concern, ensure that procedures for the receipt, retention and treatment of complaints in respect of accounting, internal controls and auditing matters are in place, and receive reports on such matters as necessary;

    (d) annually review and assess the adequacy of the Company's public disclosure policy.

23. OVERSIGHT IN RESPECT OF PENSION MATTERS

    (a) consider and in accordance with regulatory requirements approve any changes in the Company's pension plans having to do with financial matters after consultation with the Human Resources Committee in respect of any effect such a change may have on pension benefits;

    (b) review and consider financial and investment reports relating to the Company's pension plans;

    (c) appoint and terminate the engagement of investment managers with respect to the Company's pension plans;

    (d) receive, review and report to the Board on the actuarial valuation and funding requirements for the Company's pension plans.

24. OVERSIGHT IN RESPECT OF INTERNAL ADMINISTRATION

    (a) review annually the reports of the Company's representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;

    (b) review the succession plans in respect of the Chief Financial Officer, the Vice President, Risk Management and the Director, Internal Audit;

    (c) review and approve guidelines for the Company's hiring of employees or former employees of the external auditors who were engaged on the Company's account.

25. OVERSIGHT FUNCTION

    While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as an "audit committee financial expert" is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, designation as an "audit committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of any audit committee financial expert, like the role of all Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

                                               TRANSCANADA PIPELINES LIMITED  49

                                  SCHEDULE "G"
                      CHARTER OF THE GOVERNANCE COMMITTEE

                                     PART I
                   ESTABLISHMENT OF COMMITTEE AND PROCEDURES

 1. COMMITTEE

    A Committee of the Directors to be known as the "Governance Committee" is established.

 2. COMPOSITION OF COMMITTEE

    The Committee shall consist of not less than three and not more than seven Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act) and all of whom shall be unrelated and independent as determined by the Board.

 3. APPOINTMENT OF COMMITTEE MEMBERS

    Members of the Committee shall be appointed at the meeting of the Directors immediately following the annual meeting of Shareholders, and shall hold office until the next annual meeting, or until their successors are appointed, or until they cease to be Directors of the Company. It is desirable that membership on the Committee be rotated such that as many different Directors as possible have an opportunity at some time to serve on the Committee.

 4. VACANCIES

    Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three Directors.

 5. COMMITTEE CHAIR

    The Board shall appoint a Chair for the Committee.

 6. ABSENCE OF COMMITTEE CHAIR

    If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

 7. SECRETARY OF COMMITTEE

    The Committee shall appoint a Secretary who need not be a director of The Company.

 8. MEETINGS

    The Chair or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least semi-annually. Although the Chair of the Board and the Company's President and Chief Executive Officer may attend all meetings of the Committee, the Committee will also meet in separate executive sessions.

 9. QUORUM

    A majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

50  TRANSCANADA PIPELINES LIMITED

10. NOTICE OF MEETINGS

    Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11. ATTENDANCE OF OFFICERS OR EMPLOYEES OF THE COMPANY AT MEETING

    At the invitation of the Chair of the Committee, one or more officers or employees of the Company may attend any meeting of the Committee.

12. PROCEDURE, RECORDS AND REPORTING

    The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board but not later than the next meeting of the Board.

13. REVIEW OF TERMS OF REFERENCE

    The Committee shall evaluate on an annual basis its performance and review its Charter and shall as it deems appropriate propose any changes to the Board for approval.

                                    PART II
                              MANDATE OF COMMITTEE

14. GENERAL MANDATE

    The Committee's mandate is to enhance the Company's corporate governance through a continuing assessment of The Company's approach to corporate governance and to make policy recommendations with respect thereto.

    In addition, the Committee is mandated with identifying qualified individuals to become board members and to recommend to the Board the director nominees for appointment at the next annual meeting.

15. SPECIFIC MANDATES

    I.  The Committee shall:

       (a) review from time to time the size, composition and profile of the Board of Directors including a review of the criteria for selecting new directors;

       (b) review and report to the Board annually on its assessment of the performance of the Board and the Committees of the Board, and the basis of that evaluation;

       (c) review annually the performance and contribution of individual Board members, including an evaluation of the competencies and skills the Board as a whole should possess;

       (d) identify individuals qualified to become members of the Board and to recommend to the Board for selection the director nominees for election at the annual meeting of shareholders, or to be appointed to fill any vacancies;

       (e) be authorized when deemed necessary or desirable to engage and compensate any outside advisor as it determines necessary to permit it to carry out its duties;

       (f) review from time to time the retirement age of the Directors;

       (g) review and recommend to the Board of Directors candidates for the office of Chairman of the Board;

                                               TRANSCANADA PIPELINES LIMITED  51

       (h) conduct an annual review of Directors' compensation for Board and Committee service taking into account such criteria as time commitment, compensation provided by comparative companies, responsibilities, and recommend any change for Board approval; and

       (i) make recommendations relative to the composition of the various Committees of the Board.

    II. The Committee shall develop the policies and procedures of the Board of Directors regarding corporate governance issues, including:

       (a) on an annual basis, recommend and bring forward to the Board a general list of corporate governance issues for review, discussion or action by the Board or a Committee thereof;

       (b) review the Company's structures and procedures to ensure that the Board of Directors is able to and in fact is, functioning independently of management;

       (c) assess the effectiveness of the Board as a whole and recommend steps which may be taken to improve effectiveness;

       (d) assess the availability, relevance and timeliness of information required by the Board;

       (e) monitor the quality of the relationship between management and the Board and recommend improvements as deemed necessary or desirable;

       (f) ensure that any issues of corporate governance identified by any directors are raised to management;

       (g) review any surveys completed by directors dealing with the effectiveness of the operation of the Board; and

       (h) undertake such other initiatives as are needed to help deliver preeminent corporate governance.

52  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "H"
            CHARTER OF THE HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

                                     PART I
                   ESTABLISHMENT OF COMMITTEE AND PROCEDURES

 1. COMMITTEE

    A Committee of the Directors to be known as the "Health, Safety and Environment Committee" is hereby established.

 2. COMPOSITION OF COMMITTEE

    The Committee shall consist of not less than five and not more than eight Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), none of whom is either an officer or employee of the Company or any of its subsidiaries and a majority of whom are persons not affiliated with the Company.

 3. APPOINTMENT OF COMMITTEE MEMBERS

    Members of the Committee shall be appointed at the meeting of the Directors immediately following the annual meeting of Shareholders, and shall hold office until the next annual meeting, or until their successors are appointed, or until they cease to be Directors of the Company. It is desirable that membership on the Committee be rotated such that as many different Directors as possible have an opportunity at some time to serve on the Committee.

 4. VACANCIES

    Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than five Directors.

 5. COMMITTEE CHAIR

    The Board shall appoint a Chair for the Committee.

 6. ABSENCE OF COMMITTEE CHAIR

    If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

 7. SECRETARY OF COMMITTEE

    The Committee shall appoint a Secretary who need not be a director of the Company.

 8. MEETINGS

    The Chair or any two members of the Committee or the external auditors may call a meeting of the Committee. The Committee shall meet at least three times per year.

 9. QUORUM

    Three members of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

10. NOTICE OF MEETINGS

    Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however,

                                               TRANSCANADA PIPELINES LIMITED  53
    that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11. ATTENDANCE OF OFFICERS OF THE COMPANY AT MEETING

    At the invitation of the Chair of the Committee, one or more officers of the Company may attend any meeting of the Committee.

12. PROCEDURE, RECORDS AND REPORTING

    The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13. REVIEW OF TERMS OF REFERENCE

    The Committee shall review its terms of reference annually or otherwise as it deems appropriate and propose recommended changes to the Governance Committee and to the Board.

                                    PART II
                              MANDATE OF COMMITTEE

14. SPECIFIC MANDATES

    I.  The Committee shall:

       (a) monitor on a regular basis the existing health, safety and environmental practices and procedures of the Company and its controlled subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses;

       (b) consider whether the Company's policies relating to health, safety and environmental matters are being effectively implemented;

       (c) review and consider reports and recommendations issued by the Company or by an external party relating to health, safety or environmental issues, together with management's response thereto;

       (d) advise and make recommendations to the Board of Directors as appropriate on matters relating to health, safety and the environment;

       (e) review and report, as appropriate, to the Board of Directors on the Company's policies and procedures relating to health, safety and the environment and, if appropriate, make recommendations to the Board of Directors;

       (f) ensure the internal auditor has access to the Chairmen of the Committee and the Board and to the Chief Executive Officer; and

       (g) meet separately with the Vice-President, Health, Safety and Environment and report to the Board on such meetings.

54  TRANSCANADA PIPELINES LIMITED

                                  SCHEDULE "I"
                    CHARTER OF THE HUMAN RESOURCES COMMITTEE

                                     PART I
                   ESTABLISHMENT OF COMMITTEE AND PROCEDURES

 1. COMMITTEE

    A Committee of the Directors to be known as the "Human Resources Committee" is hereby established.

 2. COMPOSITION OF COMMITTEE

    The Committee shall consist of not less than four and not more than seven Directors, at least twenty-five percent of whom must be resident Canadians and all of whom must be outside, non-management and unrelated directors.

 3. APPOINTMENT OF COMMITTEE MEMBERS

    Members of the Committee shall be appointed at the meeting of the Directors immediately following the annual meeting of Shareholders, and shall hold office until the next annual meeting, or until their successors are appointed, or until they cease to be Directors of the Company unless otherwise removed by a majority vote of the Board of Directors (Board).

 4. VACANCIES

    Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four Directors.

 5. COMMITTEE CHAIR

    The Board shall appoint a Chair for the Committee.

 6. ABSENCE OF COMMITTEE CHAIR

    If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

 7. SECRETARY OF COMMITTEE

    The Committee shall appoint a Secretary who need not be a director of the Company.

 8. MEETINGS

    The Chair or any two members of the Committee may call a meeting of the Committee. The Committee shall meet at least semi-annually.

 9. QUORUM

    A majority of the Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

10. NOTICE OF MEETINGS

    Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting is

                                               TRANSCANADA PIPELINES LIMITED  55
    a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11. ATTENDANCE OF OFFICERS OF THE COMPANY AT MEETING

    At the invitation of the Chair of the Committee, one or more officers or employees of the Company may attend any meeting of the Committee.

12. PROCEDURE, RECORDS AND REPORTING

    The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate, but in any event not later than the next meeting of the Board.

13. REVIEW OF TERMS OF REFERENCE AND EVALUATION OF COMMITTEE

    The Committee shall conduct an annual review of its performance and shall in line with this review, review its terms of reference and recommend, if required, any changes for implementation to the Governance Committee and to the Board.

14. OUTSIDE EXPERTS

    The Committee Chair, on behalf of the Committee, is authorized when deemed necessary or desirable to retain outside experts, at the Company's expense to advise the Committee independently on any matter.

                                    PART II
                         SPECIFIC MANDATES OF COMMITTEE

15. The Committee shall:

    (a) review with the President and Chief Executive Officer existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to executive officer positions in the Company and key officer positions in its major subsidiaries, and report on this matter to the Board at least once each year.

    (b) review and recommend to the Board goals and objectives relevant to the President and Chief Executive Officer's compensation and will conduct an annual review and assessment of the performance against these objectives of the President and Chief Executive Officer, and review annually the performance of the senior executive officers of the Company and key officers in its major subsidiaries.

    (c) consider, with the President and Chief Executive Officer, proposed changes in organization or personnel affecting the officers' group and recommend for approval any change requiring Board action.

    (d) approve and review with the President and Chief Executive Officer the Company's overall compensation philosophy and plans in relation to the Company's business strategy.

    (e) consider and approve the salary and other remuneration, including termination packages, to be awarded to each senior executive officer of the Company and key officers of its major subsidiaries and report to the Board on the remuneration package for the Chairman, the President and Chief Executive Officer, and the executive officers.

    (f) consider and approve changes in the Company's compensation and benefit plans involving an annual change in cost to the Company in excess of $3 million.

    (g) consider and approve any changes in the Company's pension plans having to do with benefits after consultation with the Audit and Risk Management Committee in respect of any effect such a change may have on pension financial matters; appoint members to the Company's Pension Committee, and report thereon to the Board.

56  TRANSCANADA PIPELINES LIMITED

    (h) administer the Stock Option Plan and the Performance Unit Plan (PUP) (collectively referred to as the "Plans") including the following:

        (i) consider and approve the designation of employees who are to participate in the Plans and consider and approve the granting of options and Units related thereto under the Plans to the participating employees;

        (ii) consider and approve the price at which options may be granted under the Stock Option Plan to the participating employees;

       (iii) consider and recommend to the Board any requirement for shares to be set aside under the Stock Option Plan from the authorized and unissued shares of the Company;

        (iv) subject to the provisions of the Plans, consider and approve any amendments to the Plans as may be deemed necessary or advisable for the granting of options related thereto under the Stock Option Plan or the issue of units under PUP, and for the proper administration and operation of the Plans;

        (v) consider and recommend to the Board any amendments to the Plans or discontinuance or substitution thereof; and

        (vi) consider and approve any amendments to any agreements under the Plans for any participating employees.

    (i) administer the Restricted Share Unit Plan (RSU) and the Executive Share Unit Plan (ESU) (collectively referred to as the "Unit Plans") including, as legally necessary, the following:

        (i) determine the performance hurdles to be achieved under the Unit Plans and where applicable to amend such performance hurdles;

        (ii) consider and approve the designation of employees who are to participate in each of the Unit Plans and consider and approve the granting of Units related thereto under the Unit Plans to the respective participating employees;

       (iii) consider and approve the value of the shares with respect to which units may be granted under the Unit Plans to the respective participating employees;

        (iv) to take whatever steps are necessary to ensure the proper administration and operation of the Unit Plans including but not limited to the application of discretion where required;

        (v) review performance against the performance hurdles for the Unit Plans, and determine and provide direction for pay out of units granted under the Unit Plans;

        (vi) subject to the provisions of the Unit Plans, consider and approve any significant amendments to the Unit Plans as may be deemed necessary or advisable for the granting of units related thereto under the Unit Plans, and for the proper administration and operation of the Unit Plans;

       (vii) consider and recommend to the Board any significant amendments to the Unit Plans or discontinuance or substitution thereof; and

      (viii) consider and approve any significant amendments to any agreements under the Unit Plans for any participating employees.

    (j) review and approve the annual report on executive compensation for inclusion in the Company's public disclosure documents; and

    (k) discharge any other responsibilities allocated to the Committee by the Board.

                                               TRANSCANADA PIPELINES LIMITED  57

THE MANAGEMENT'S DISCUSSION AND ANALYSIS DATED FEBRUARY 24, 2004 SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TRANSCANADA PIPELINES LIMITED (TCPL OR THE COMPANY) AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003.

CONSOLIDATED FINANCIAL REVIEW

HIGHLIGHTS

EARNINGS INCREASE TCPL's net income applicable to common shares from continuing operations (net earnings) increased $54 million or seven per cent to $801 million in 2003 compared to $747 million in 2002.

BALANCE SHEET STRENGTHENED In 2003, TCPL's balance sheet continued to strengthen as shareholders' equity increased by $295 million.

GROWTH IN CORE BUSINESSES In 2003, TCPL invested more than $1.2 billion, including the assumption of debt, in the Gas Transmission and Power businesses.

CONSOLIDATED RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars except per share amounts)

                                                              2003         2002          2001
                                                      ----------------------------------------
NET INCOME/(LOSS) APPLICABLE TO COMMON SHARES
Continuing operations                                          801          747           686
Discontinued operations                                         50            -           (67)
                                                      ----------------------------------------
                                                               851          747           619
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Net income applicable to common shares for the year ended December 31, 2003 of $851 million included net income from discontinued operations of $50 million, which reflected the income recognition of $50 million of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business. This compares to net income applicable to common shares in 2002 of $747 million, and net income applicable to common shares in 2001 of $619 million, which included a net loss from discontinued operations of $67 million.

SEGMENT RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                              2003         2002          2001
                                                      ----------------------------------------
Gas Transmission                                               622          653           585
Power                                                          220          146           168
Corporate                                                      (41)         (52)          (67)
                                                      ----------------------------------------
    Continuing operations                                      801          747           686
    Discontinued operations                                     50            -           (67)
                                                      ----------------------------------------
NET INCOME APPLICABLE TO COMMON SHARES                         851          747           619
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

TCPL's net earnings for the year ended December 31, 2003 were $801 million compared to $747 million in 2002 and $686 million in 2001. The increase of $54 million in 2003 compared to 2002 was due to higher net earnings from the Power business and reduced net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business.

The increase in 2002 net earnings compared to 2001 was due to higher earnings from the Gas Transmission business and reduced expenses in the Corporate segment, partially offset by lower earnings from the Power segment. The Power segment earnings in 2001 reflected the company's ability to capture significant market opportunities created by high market prices and power price volatility.

Net earnings from the Power business for the year ended December 31, 2003 included $73 million after tax from TCPL's investment in Bruce Power L.P. (Bruce Power) which was acquired in February 2003 and a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty which defaulted in 2001 under power forward contracts. These increases were partially offset by reduced operating and other income from the Power segment's Eastern Operations, combined with higher general, administrative and support costs.

The decrease in net expenses of $11 million in the Corporate segment in 2003 was primarily due to the positive impacts of a weaker U.S. dollar in 2003 compared to 2002.

The reduction in net earnings of $31 million in the Gas Transmission business for the year ended December 31, 2003 compared to 2002 was primarily due to the decline in the Alberta System's 2003 net earnings, reflecting the one-year fixed revenue requirement settlement reached between TCPL and its customers in February 2003. Also, in June 2002, TCPL received the National Energy Board (NEB) decision on its Fair Return application (Fair Return decision) to determine the cost of capital to be included in the calculation of 2001 and 2002 tolls on the Canadian Mainline. The results for the year ended December 31, 2002 included after-tax income of $16 million, which represents the impact of the Fair Return decision for 2001. The 2003 results for the Gas Transmission segment included TCPL's $11 million share of a future income tax benefit adjustment recognized by TransGas de Occidente S.A. (TransGas), while the 2002 results included TCPL's $7 million share of a favourable ruling for Great Lakes Gas Transmission Limited Partnership (Great Lakes) related to Minnesota use tax paid in prior years.

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TCPL were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The Consolidated Financial Statements for the year ended December 31, 2003 include the accounts of TCPL, the consolidated accounts of all subsidiaries, and TCPL's proportionate share of the accounts of the company's joint venture investments.

TCPL OVERVIEW

TCPL is a leading North American energy company focused on natural gas transmission and power generation. At December 31, 2003, the Gas Transmission business accounted for approximately 86 per cent and Power approximately 14 per cent of total operating assets of $19.7 billion. In 2003, the Gas Transmission and Power businesses delivered net earnings of $622 million and $220 million, respectively.

The Gas Transmission and Power businesses have similar characteristics and business drivers. Infrastructure such as natural gas pipelines and power generation are both driven by similar supply and demand fundamentals and these markets are highly interdependent. Both businesses are capital intensive, employ many similar technologies and operating practices, and require financial strength and stability to support the capital required.

GAS TRANSMISSION The Gas Transmission segment includes the operation of four wholly-owned regulated natural gas pipelines: the Canadian Mainline, the Alberta System, the Foothills System and the BC System. TCPL's investments in Other Gas Transmission principally include the partial ownership of one Canadian pipeline, five United States pipelines and a 33.4 per cent interest in TC PipeLines, LP, a publicly held U.S. limited partnership of which TCPL is the general partner. In 2003, the Gas Transmission business transported 66 per cent of the natural gas produced in the Western Canada Sedimentary Basin (WCSB), 65 per cent of which was exported to the U.S.

POWER TCPL's Power segment is primarily focused on power generation and includes the construction, ownership, operation and management of electrical power generation plants, with a total of 4,667 megawatts (MW) of generating capacity. To generate electricity, the company uses various fuel sources such as natural gas, waste heat, wood waste, coal, nuclear and hydro. TCPL also markets electricity in order to optimize the asset value of the company's power generation portfolio. Power's portfolio includes eight wholly-owned plants in operation, a 31.6 per cent equity interest in the Bruce Power nuclear facility and the power production from two power facilities in Alberta through power purchase arrangements (PPAs). In addition, there is one plant in the permitting phase and another under construction. TCPL also holds a 35.6 per cent interest in, and is the general partner of, TransCanada Power, L.P. (Power LP), a publicly traded limited partnership that owns seven power plants.

TCPL'S STRATEGY

TCPL's goal is to be the most profitable, competitive and reliable provider of natural gas transportation and power services in North America.

TCPL has five key strategies for achieving its goal:

     o Sustain, grow and optimize the natural gas transmission business by connecting new WCSB supply, Northern gas and liquefied natural gas
          (LNG) to growing markets.

     o Continue to work with regulators and customers to evolve the regulated business model to allow TCPL to earn competitive returns and compete in a North American market.

     o    Grow and optimize the power business.

     o Continue to pursue an operationally excellent business model to ensure better, faster and cost effective delivery of natural gas and generation of power to customers.

     o Maintain and effectively utilize the company's strong financial position to capitalize on growth opportunities when they arise.

GAS TRANSMISSION

OPPORTUNITIES North American natural gas demand is expected to grow to 85 billion cubic feet per day (Bcf/d) by 2015 from 70 Bcf/d in 2002, an increase of 21 per cent over this time period. While higher natural gas prices may result in some demand destruction or fuel switching, TCPL expects that in the long term, demand for natural gas will increase substantially. Flat to slightly increasing production is expected in existing natural gas production basins as a result of higher natural gas prices leading to increased drilling, offset by higher decline rates and lower initial well production rates. Overall, supply from traditional North American basins is expected to grow by 1 Bcf/d by 2015. These expectations indicate that North America will require substantial incremental volumes of natural gas from non-traditional sources to meet the increased demand. This incremental natural gas supply is expected to come from frontier regions such as Alaska and Canada's Mackenzie Delta, as well as from new LNG opportunities. TCPL will continue to pursue growth of the current infrastructure and develop new infrastructure linking new supply to growing markets.

Today, TCPL owns the largest pipeline network that links the WCSB with significant growing markets in North America. In 2003, the Alberta System gathered approximately 11 Bcf/d, representing 66 per cent of the natural gas produced in the WCSB and 16 per cent of North American natural gas production. Within Alberta, the company delivered approximately 1.6 Bcf/d. The Alberta System connects to the Canadian Mainline, the BC System, the Foothills System and other pipelines which collectively deliver natural gas to eastern Canada and export natural gas to the U.S. Pacific Northwest, Midwest and Northeast.

STRATEGY One of TCPL's strategies is to sustain, grow and optimize its natural gas transmission business by connecting new WCSB supply, Northern gas and LNG to growing markets. The natural gas demand growth expected over the next several years suggests that there will be ample opportunity to pursue this strategy. In the short to medium term, growth is expected to come from debottlenecking existing systems, increased ownership of partially-owned pipelines, acquisitions of other pipeline systems and connecting new WCSB supply to market. In the long term, TCPL is laying the groundwork for developing, building and operating new infrastructure to bring Northern gas and LNG to growing markets.

TCPL's pursuit of a role in bringing Northern gas to market is also driven by the fact that there is excess capacity on the company's main pipelines, the Alberta System and the Canadian Mainline. If pipelines are built to deliver natural gas from Prudhoe Bay and the Mackenzie Delta, and they connect to existing pipeline systems, the economic viability of TCPL's pipelines will be enhanced thereby benefiting TCPL's customers and shareholders.

2003 BUSINESS DEVELOPMENTS In 2003, TCPL continued to deliver on its strategy of sustaining, growing and optimizing its Gas Transmission business and took several steps forward in working towards the goal of bringing Northern gas and LNG to market.

In August 2003, the company acquired the remaining interests in Foothills Pipe Lines Ltd. and its subsidiaries (Foothills) previously not held by TCPL. The Foothills System, which extends more than 1,000 kilometres and carries over 30 per cent of Canadian natural gas exports to the U.S., complements TCPL's current western Canadian facilities. The company also increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) in the Northeast U.S. to 61.7 per cent from 33.3 per cent.

The Foothills acquisition has strengthened TCPL's position in the potential Alaska Highway Pipeline Project. TCPL, through Foothills, holds certificates for both the Alaskan and Canadian segments of the Alaska Highway Pipeline Project and also holds significant right-of-way assets for the project in both Canada and Alaska.

In June 2003, TCPL, the Mackenzie Delta gas producers and the Aboriginal Pipeline Group (APG) reached a funding and participation agreement with respect to the Mackenzie Gas Pipeline Project. TCPL has agreed to finance the APG for its one-third share of project definition costs in exchange for several options, including an ownership interest in the project, certain rights of first refusal and the right to have the Mackenzie Delta gas flow into the Alberta System.

In September 2003, on the LNG front, TCPL and ConocoPhillips Company (ConocoPhillips) announced the Fairwinds partnership to jointly evaluate a liquefied natural gas regasification facility in Harpswell, Maine. If all approvals are received, construction of this facility could begin in 2006 and be in operation in 2009. TCPL also continues to pursue other LNG projects.

CHALLENGES While several positive developments occurred in 2003, there are challenges to the company's ability to sustain, grow and optimize the Gas Transmission business. The nature of the Gas Transmission segment's business risks has changed over the past several years. Two major developments in the pipeline sector in Canada have driven these risks: an increase in competition and essentially flat supply of natural gas from the WCSB. TCPL faces competition at both the supply end and the market end of the company's pipeline systems. On the supply end, other pipelines are accessing an increasingly mature basin. On the market end, there are other pipelines able to deliver natural gas to markets that were historically served by TCPL.

TCPL's ability to grow through the acquisition of other pipeline systems is dependent on the availability of quality pipeline assets for sale, the strength of competitor bids and the company's ability to successfully execute its acquisition strategy.

In the long term, TCPL's ability to play a significant role in delivering Northern gas to market is dependent on gas producers' willingness and ability to commit their resources to these projects. There are several factors impacting the decision to proceed with these projects, including natural gas prices, capital cost of the pipeline, regulatory approvals, and construction, operational and financial risk.

With increased competition and essentially flat WCSB supply, TCPL expects there will be little organic growth in its Canadian regulated pipelines, prior to connecting Northern gas supplies. Since a key determinant of earnings is the average investment base, the company also expects that in the absence of increases in return on equity and deemed equity thickness, earnings from these assets will decline. However, despite the potential for declining earnings, cash flow generated from these mature assets is expected to remain strong.

CANADIAN REGULATORY DEVELOPMENTS While natural gas supply and demand fundamentals support TCPL's strategy for growing and optimizing the Gas Transmission business, its Canadian regulated pipelines continue to face the challenges of competition, a maturing WCSB and overall low returns. These challenges drive TCPL's perseverance to earn higher returns and compete in the North American market.

TCPL's Canadian regulated assets are approximately $14 billion representing 68 per cent of the company's total asset base at December 31, 2003. In the short to medium term, the company's earnings from its wholly-owned regulated pipelines is dependent not on the amount of natural gas that flows through the pipelines but rather on the amount of capital that is invested in the pipelines, the allowed rate of return and the deemed equity thickness. In the long term however, as WCSB production declines and transportation tolls are impacted, shippers are likely to be less willing to contract for natural gas transmission services.

The NEB regulates the Canadian Mainline, the Foothills System, the BC System as well as the Trans Quebec & Maritimes System (TQM), in which the company holds a 50 per cent ownership interest. Earnings from these pipelines are based on the average investment base and a rate of return on a deemed common equity ratio that is determined by the regulator. In 2003, the Canadian Mainline average investment base was $8.6 billion and earned the NEB formula of 9.79 per cent on a deemed common equity ratio of 33 per cent. The NEB formula that determines the rate of return is directly linked to the long-term Canada Bond yield. This leads to a direct correlation between earnings on the Canadian Mainline and the level of long-term interest rates in Canada and has resulted in the rate of return declining substantially over the past decade.

The Alberta System is regulated by the Alberta Energy and Utilities Board (EUB). In 2003, revenue for the Alberta System was based on a negotiated settlement with customers on the pipeline. Negotiations with shippers on the Alberta System were significantly influenced by the 2002 NEB decision on the Canadian Mainline's return in 2001 and 2002. As a consequence, the earnings in the Alberta System's revenue requirement were originally anticipated to be $40 million lower than in 2002. However, incentive earnings of approximately $16 million partially offset this decrease, resulting in a $24 million decline in earnings in 2003 from 2002 for the Alberta System. In 2003, the EUB also approved the Alberta System 2003 Tariff Application which introduced two new services and certain modifications to rate design.

Over the past three years, TCPL has pursued in various regulatory proceedings both the evolution of its regulated business model and fair returns. In 2001, the company filed the Canadian Mainline 2001 and 2002 Fair Return Application with the NEB. In the application, TCPL requested the NEB to adopt an after-tax weighted average cost of capital approach to determining returns (instead of the NEB formula tied to interest rates) and requested a higher return. In its June 2002 decision on this application, the NEB retained its formula for the return calculation and increased the Canadian Mainline's deemed common equity ratio to 33 per cent from 30 per cent. The NEB denied TCPL's subsequent application to review and vary the NEB's decision. TCPL then petitioned the Federal Court of Appeal which granted leave to appeal. The appeal was heard in February 2004 and TCPL awaits the judgment.

In July 2003, the NEB issued its decision on TCPL's 2003 Canadian Mainline Tolls and Tariff Application. The NEB approved key components of the application including an increase in the composite depreciation rate, introduction of a new tolling zone, continuation of fuel incentives and an increase in the bid floor price for interruptible service (IT). This decision addressed key issues such as competition in the end markets of the Canadian Mainline, disincentives for shippers to contract for firm service and the long-term supply risks faced by the WCSB. Tolls for 2003 remain interim pending the outcome of the appeal to the Federal Court of Appeal.

In 2003 and early 2004, the EUB held a Generic Cost of Capital (GCOC) proceeding in Alberta. At the conclusion of this proceeding, the EUB will determine the rate of return on equity for 2004 and the capital structure for each utility under its jurisdiction, including the Alberta System. It also expects to adopt a standardized approach to determining rate of return commencing in 2005.

TCPL filed Phase I of its Alberta System 2004 General Rate Application (GRA) with the EUB in September 2003 and Phase II in November 2003. This is the first GRA filed with the regulator since 1995. Between 1996 and 2003, the tolls and services on the Alberta System were based on negotiated settlements with the pipeline customers, which were approved by the EUB.

POWER

OPPORTUNITIES Power demand is expected to grow at the rate of two per cent per year in North America. TCPL's Power segment has significant opportunities for growth which will take place through quality acquisitions, niche development opportunities and through the optimization of the company's power portfolio by focusing on low-risk opportunities in known markets. Given current restrictions on North American power transmission grids, there is also a need to build efficient power plants that are in close proximity to demand areas.

STRATEGY Power will continue to focus on developing and acquiring low-cost, base load generation or plants with strong contractual underpinnings in markets where the company has or can acquire significant knowledge and experience. TCPL will also grow the Power business by building plants that take advantage of efficient cogeneration technology and serve niche markets.

TCPL's power plants are located in several different regulatory jurisdictions and each one has unique rules and regulations. Power markets are regionalized and in-depth knowledge of each market is important to the success of the operation of these assets. TCPL has grown the Power business significantly in Alberta, eastern Canada and the U.S. Northeast and has developed extensive experience in these markets. TCPL will continue to capitalize on its market knowledge and deregulation experience to optimize the asset value of its power portfolio through marketing activities in these geographic areas. TCPL will pursue operational excellence to be the most profitable and reliable provider of power services in the markets the company serves.

2003 DEVELOPMENTS In 2003, TCPL acquired a 31.6 per cent interest in Bruce Power and announced two new cogeneration plants in Canada. The Bruce Power investment provides TCPL with low-cost, base load power generation in Ontario, one of the largest markets in North America. Output from the new Quebec and New Brunswick cogeneration facilities will be sold under long-term contracts to creditworthy counterparties. These plants are examples of TCPL's ability to develop power generation in new markets and capitalize on the company's expertise in cogeneration technology.

CHALLENGES TCPL's main challenges in growing its Power business include the availability of quality acquisition opportunities, and the company's ability to capture those opportunities and find niche markets to develop new power plants.

Power generation is primarily a manufacturing business. TCPL uses various fuel sources such as natural gas, waste heat, wood waste, coal, nuclear and hydro to generate electricity. A key success factor in any manufacturing business is the ability to operate at the lowest cost possible. There are several drivers of costs in the power generation business such as construction, start-up, fuel and operating costs which TCPL manages through its operational excellence model. TCPL's ability to optimize its power assets is driven by factors such as contractual profile, plant availability, reliability, fuel mix management and portfolio/dispatch optimization.

The power markets in North America began deregulating in the mid-1990s and the deregulation process continues to evolve in some markets. Evolving markets can lead to short- to medium-term uncertainty around market structure, including how power and fuel contracts are structured. This ultimately impacts earnings volatility. TCPL has been successful in operating in both deregulated and regulated markets.

TCPL - OUTLOOK

In 2004, TCPL will continue to execute its strategy to grow and optimize its Gas Transmission and Power businesses by redeploying its strong discretionary cash flow.

In the Gas Transmission business, the company will pursue growth through the expansion of current systems to bring new supplies to market, acquisitions of existing pipelines, increased ownership in partially-owned pipelines and continued efforts to bring new sources of natural gas (including Northern gas and LNG) to growing markets. In 2004, the outcome of regulatory proceedings could have a significant impact on the earnings of the Alberta System and Canadian Mainline.

In the Power business, TCPL will focus on markets in which the company currently operates and has extensive market knowledge and deregulation experience. The company will pursue growth of a balanced portfolio of gas-fired and non gas-fired power plants by building, acquiring and investing in competitive facilities. TCPL will focus on low-cost, base-load generation or assets with strong contractual underpinnings and strive to be one of the lowest-cost providers of power services in North America. Power projects undertaken will benefit from and support TCPL's strong balance sheet. In 2004, plant availability and fluctuating power prices, especially for Bruce Power, could have a significant impact on the earnings of the Power segment.

Financial flexibility is one of the most important requirements for growing the company. Net earnings and cash flow, combined with a strong balance sheet, continue to provide the financial flexibility for TCPL to make disciplined investments in its core businesses of Gas Transmission and Power.

ACQUISITION OF GAS TRANSMISSION NORTHWEST

On February 24, 2004, TransCanada announced an agreement to acquire Gas Transmission Northwest Corporation (GTN) from National Energy & Gas Transmission, Inc. (NEGT) for approximately US$1.7 billion, including US$500 million of assumed debt and subject to typical closing adjustments.

GTN is a natural gas pipeline company that owns and operates two pipeline systems - the Gas Transmission Northwest pipeline system, formerly known as Pacific Gas Transmission, and the North Baja Pipeline system.

The Gas Transmission Northwest pipeline system consists of more than 2,174 kilometres of pipeline extending from a point near Kingsgate, British Columbia, on the British Columbia-Idaho border, to a point near Malin, Oregon on the Oregon-California border. The natural gas transported on this pipeline originates primarily from supplies in Canada for customers located in the Pacific Northwest, Nevada and California.

The North Baja pipeline is a 128 kilometre system. It extends from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California-Baja California, Mexico border. The natural gas transported on this system comes primarily from supplies in the southwestern United States for markets in Northern Baja California, Mexico. The sale of the North Baja pipeline is subject to a right of first refusal by another company.

NEGT voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in July 2003. As a result, the sale of GTN to TransCanada will be subject to bankruptcy court approval, and will include a court-sanctioned auction process in accordance with customary bidding procedures approved by the bankruptcy court. Under a court-sanctioned auction, NEGT will seek offers that are higher or otherwise better than that which has been negotiated with TransCanada. As part of its agreement, TransCanada is granted certain protections, subject to court approval, most notably a break fee and expense reimbursement if another bid is accepted. TransCanada also retains the right to amend its offer should NEGT receive an offer which is superior to its existing agreement with TransCanada. The agreement contemplates that final bankruptcy court approval of the sale will be obtained within 75 days after signing of the agreement. The agreement also contemplates bankruptcy court approval of the NEGT Plan of Reorganization. Approval of NEGT's Plan could occur at a date later than the receipt of court approval of the sale. The sale is also subject to anti-trust review.

TransCanada will finance the acquisition in a manner consistent with maintaining its solid financial position and credit ratings. This could include use of internally generated cash flow, draws on committed credit lines, issuance of debt and/or equity under the Canadian and U.S. shelf prospectuses and/or the sale of certain assets within the company's existing portfolio.

GAS TRANSMISSION

HIGHLIGHTS

EARNINGS Net earnings from Gas Transmission decreased $31 million to $622 million in 2003 compared to $653 million in 2002. This decrease is a result of reduced earnings of $38 million from Wholly-Owned Pipelines partially offset by increased earnings of $7 million from Other Gas Transmission.

ALBERTA SYSTEM In February 2003, a one-year Alberta System Revenue Requirement Settlement (the 2003 Settlement) was reached for 2003 with Alberta System customers. Earnings in 2003 were initially expected to decrease by approximately $40 million relative to 2002 earnings of $214 million. However, incentive earnings realized primarily from lower financing and operating costs partially offset the expected reduction in earnings.

CANADIAN MAINLINE In July 2003, the NEB issued its decision on TCPL's 2003 Canadian Mainline Tolls and Tariff Application. In its decision, the NEB approved all of the key components of the application including an increase in the composite depreciation rate to 3.42 per cent from 2.89 per cent, introduction of a new tolling zone in southwestern Ontario, an increase to the IT bid floor price and the continuation of the Fuel Gas Incentive Program. Earnings in 2003 reflect, along with incentive earnings from approved programs, return on equity based on the NEB formula and 33 per cent deemed common equity.

FOOTHILLS SYSTEM In August 2003, TCPL acquired the remaining interests in Foothills previously not held by the company. This acquisition has strengthened TCPL's position in the potential Alaska Highway Pipeline Project and increased the likelihood that such a project would connect with TCPL's existing infrastructure.

OTHER GAS TRANSMISSION In 2003, TCPL increased its ownership interest in Portland to 61.7 per cent from 33.3 per cent through two separate transactions. This increase in ownership, in conjunction with the impact of Portland's 2003 rate settlement, resulted in increased net earnings to TCPL. TCPL's investment in TransGas also generated higher net earnings in 2003. Net earnings from Other Gas Transmission in 2003 were negatively impacted by U.S. dollar currency movements, as the majority of earnings in this business are denominated in U.S. dollars. Iroquois Gas Transmission System (Iroquois) placed its Eastchester expansion facilities into service in February 2004.

TRANSMISSION RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                              2003          2002          2001
                                                      -----------------------------------------
WHOLLY-OWNED PIPELINES
       Alberta System                                          190           214           204
       Canadian Mainline                                       290           307           274
       Foothills System(1)                                      20            17            20
       BC System                                                 6             6             5
                                                      -----------------------------------------
                                                               506           544           503
                                                      -----------------------------------------
                                                      -----------------------------------------
OTHER GAS TRANSMISSION
       Great Lakes                                              52            66            56
       Iroquois                                                 18            18            16
       TC PipeLines, LP                                         15            17            15
       Portland(2)                                              11             2            (1)
       Ventures LP                                              10             7             3
       TQM                                                       8             8             8
       CrossAlta                                                 6            13             8
       TransGas                                                 22             6             -
       Northern Development                                     (4)           (6)           (9)
       General, administrative, support and other              (22)          (22)          (14)
                                                      -----------------------------------------
                                                               116           109            82
                                                      -----------------------------------------
                                                      -----------------------------------------
Net earnings                                                   622           653           585
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) The remaining ownership interests in Foothills previously not held by TCPL were acquired on August 15, 2003. Amounts in this table reflect TCPL's proportionate interest in Foothills' earnings prior to acquisition and 100 per cent interest thereafter.

(2)  TCPL increased its ownership interest in Portland to 43.4 per cent from
     33.3 per cent in September 2003 and to 61.7 per cent from 43.4 per cent in December 2003. Amounts in this table reflect TCPL's proportionate earnings from Portland including a 33.3 per cent ownership interest from June 2001 to September 2003, and a 21.4 per cent ownership interest prior to June 2001.

In 2003, net earnings from the Gas Transmission business were $622 million, compared to $653 million and $585 million in 2002 and 2001, respectively. The decrease in 2003 compared to 2002 was mainly due to lower net earnings from Wholly-Owned Pipelines, partially offset by higher net earnings from Other Gas Transmission. The 2003 decrease in Wholly-Owned Pipelines' net earnings was primarily due to a reduction in the Alberta System's net earnings reflecting the 2003 Settlement. Further, earnings on the Canadian Mainline were lower in 2003 compared to 2002 due to recognition in June 2002 of the 2001 earnings impact resulting from the Fair Return decision. Higher 2003 net earnings from Other Gas Transmission were primarily due to increased earnings from TransGas and Portland. The increase in 2002 earnings over 2001 was mainly due to the Fair Return decision, higher incentive earnings from Wholly-Owned Pipelines and higher earnings from TCPL's investment in Great Lakes.

WHOLLY-OWNED PIPELINES - FINANCIAL REVIEW

ALBERTA SYSTEM Net earnings of $190 million in 2003 were $24 million lower than 2002 and $14 million lower than 2001. The decrease compared to 2002 and 2001 was primarily due to lower earnings resulting from the 2003 Settlement reached between TCPL and its customers in February 2003. The 2003 Settlement included a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002 and $1.390 billion in 2001. The company initially expected the lower negotiated 2003 revenue requirement would reduce 2003 earnings by approximately $40 million relative to 2002. However, higher incentive earnings were realized in 2003, primarily from lower financing and operating costs which partially offset the expected reduction.

The Alberta System is one of the largest volume carriers of natural gas in North America and delivered 3,883 Bcf of natural gas in 2003, compared to deliveries of 4,146 Bcf in 2002 and 4,059 Bcf in 2001. The volumes transported by the Alberta System in 2003 represented approximately 16 per cent of total North American natural gas production and 66 per cent of the natural gas produced in the WCSB.

The Alberta System is regulated by the EUB primarily under the provisions of the Gas Utilities Act (Alberta) (GUA) and the Pipeline Act (Alberta). Under the GUA, the rates, tolls and other charges, and terms and conditions of service are subject to approval by the EUB.

CANADIAN MAINLINE The Canadian Mainline generated net earnings of $290 million in 2003, a decrease of $17 million compared to 2002 and an increase of $16 million over 2001 earnings. The decrease in net earnings in 2003 from 2002 and the increase in net earnings from 2001 to 2002 was primarily due to recognition of incremental earnings for 2001 and 2002 as a result of the NEB's Fair Return decision in June 2002. This decision included an increase in the deemed common equity ratio to 33 per cent from 30 per cent, effective January 1, 2001, and resulted in additional net earnings of $16 million for the year ended December 31, 2001, that the company recognized in June 2002. Net earnings in 2003 also reflect the continued decrease in average investment base. These factors were partially offset by an increase in the NEB-approved rate of return on common equity to 9.79 per cent in 2003 from 9.53 per cent in 2002. The increase in 2003 earnings relative to 2001 is primarily due to the NEB's Fair Return decision which provided for an increase in deemed common equity to 33 per cent.

Annual deliveries of natural gas on the Canadian Mainline totalled 2,628 Bcf in 2003, compared to 2,630 Bcf in 2002 and 2,450 Bcf in 2001. In 2003, deliveries to export border points comprised 51 per cent of total deliveries compared to 53 per cent in 2002 and 50 per cent in 2001.

The Canadian Mainline is regulated by the NEB. The NEB sets tolls, which provide TCPL the opportunity to recover projected costs of transporting natural gas and also provide a return on the Canadian Mainline average investment base. New facilities are approved by the NEB before construction begins. Changes in investment base, the rate of return on common equity, the level of deemed common equity and the potential for incentive earnings affect the net earnings of the Canadian Mainline.

WHOLLY-OWNED PIPELINES - DEVELOPMENTS

REGULATORY In 2003, TCPL focused much of its efforts on the evolution of its regulated business model. This evolution includes proposed changes to TCPL's Canadian regulated pipeline business that would provide the company an opportunity to earn a competitive return and enhance its ability to compete for future market demand and natural gas supply while bringing benefits to customers. This regulated business model is intended to advance TCPL's rate and service offerings on all four of the company's wholly-owned pipelines.

In 2003, TCPL's activities included its appeal of the NEB's Fair Return Review and Variance decision, the EUB's GCOC Proceeding, preparation of the 2004 Mainline Tolls and Tariff Application, the Alberta System's 2004 GRA, the Alberta System 2003 Tariff Application which was approved by the EUB and continued discussion with industry stakeholders.

In February 2003, the NEB denied the request TCPL made in September 2002 for a Review and Variance of the Fair Return decision. TCPL maintains that the Fair Return decision issued in June 2002 does not recognize the long-term business risks of the Canadian Mainline. The company ultimately initiated an appeal of the NEB's decision not to review and vary the Fair Return decision, with the Federal Court of Appeal. In May 2003, the Federal Court of Appeal granted TCPL leave to appeal the NEB's February 2003 decision. The appeal was heard in February 2004 and TCPL awaits the judgment.

The NEB hearing for TCPL's 2003 Canadian Mainline Tolls and Tariff Application began in February 2003. In its July 2003 decision on the application, the NEB approved all key components of the application including an increase in the composite depreciation rate to 3.42 per cent from 2.89 per cent, the introduction of a new tolling zone in southwestern Ontario, an increase to the IT bid floor price and the continuation of the Fuel Gas Incentive Program. The 2003 tolls resulting from this decision are interim pending the disposition of TCPL's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance decision.

In July 2003, TCPL, along with other utilities, filed evidence in the EUB's GCOC Proceeding. In this application, TCPL requested a return of 11 per cent on a deemed common equity of 40 per cent for the Alberta System in 2004. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. Oral testimony in the hearing concluded January 16, 2004. Written argument and reply argument are to follow with an EUB decision expected in third quarter 2004.

In September 2003, TCPL filed with the EUB Phase I of the Alberta System's 2004 GRA, consisting of evidence in support of the applied-for rate base and revenue requirement. The company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. In November 2003, the company filed Phase II of the application, which primarily deals with rate design and services. EUB hearings to consider the 2004 GRA Phase I and Phase II applications are scheduled to commence, in Calgary, on April 1, 2004 and June 1, 2004, respectively.

The Canadian Mainline 2004 Tolls and Tariff Application was filed with the NEB on January 26, 2004. In this application, TCPL requested a Fuel Gas Incentive Program, establishment of a new non-renewable firm transportation (FT) service, modifications to the existing short-term FT service and recovery of costs of service including an 11 per cent return on deemed common equity of 40 per cent.

OPERATIONAL EXCELLENCE TCPL continued its commitment to operational excellence in 2003 by advancing initiatives that will improve the company's ability to provide low-cost, reliable and responsive service to customers. TCPL continues to pursue this strategy in order to become the preferred company that customers choose to connect new gas supplies and markets.

In 2003, TCPL exceeded its performance targets of reducing operating and maintenance costs by rationalizing maintenance and streamlining the delivery of services. The company met ongoing goals in the management of greenhouse gases. TCPL also achieved exceptional plant operating performance, as measured by the number of operational perfect days on both the Alberta System and the Canadian Mainline. Also in 2003, TCPL improved customer satisfaction with implementation of new systems to consolidate and enhance management of customer transactions. Customer feedback indicates this system improvement was very well received.

In 2004, TCPL will continue to focus efforts on cost reduction, operational reliability, and environmental and safety performance. The company has established 2004 operating and maintenance budgets with an expectation of further productivity gains, while operating reliability targets have increased and greenhouse gas emissions management programs continue to receive focused attention. Additional effort will be undertaken in 2004 with respect to improving contractor safety performance.

SUPPLY In 2003, TCPL continued to connect incremental natural gas supply in the WCSB, in Alberta and from B.C. Additional production from the Sierra area of B.C. is expected to commence delivery to Alberta in early 2004.

The timely connection of these volumes has allowed TCPL's customers to take advantage of premium gas price environments. TCPL will continue to grow by seeking new opportunities to connect additional gas supplies.

MARKETS TCPL continues to pursue growth opportunities within existing and new natural gas markets. In 2003, TCPL took steps to expand its pipeline system in western Canada through the pending acquisition of the Simmons Pipeline System, via the execution of a long-term transportation service arrangement with TransCanada Pipeline Ventures Limited Partnership (Ventures LP) and through expansion of the Alberta System. These arrangements, upon regulatory approval expected in 2004, will allow TCPL to increase the company's delivery capacity into the rapidly expanding area of Fort McMurray, Alberta to approximately 700 million cubic feet per day (MMcf/d).

TCPL also continues to pursue increased deliveries in response to market growth in both Canada and the U.S. While customers have been repositioning their pipeline contracts away from long haul arrangements originating in Alberta to short haul contracts originating at local market hubs, the underlying markets continue to grow.

FOOTHILLS ACQUISITION In August 2003, TCPL acquired the remaining interests in Foothills previously not held by the company for $259 million, including assumption of $154 million of Foothills' debt. As a result, TCPL now owns 100 per cent of Foothills. Foothills and its subsidiaries hold the certificates to build the Canadian portion of the Alaska Highway Pipeline Project which would bring Prudhoe Bay natural gas from Alaska to markets in Canada and the U.S. The "prebuild" portion of this project has been operating for more than 20 years, moving Alberta natural gas to U.S. markets in advance of flows from Alaska. Subsidiaries of Foothills and TCPL also hold certificates to build the Alaskan section of this project.

WHOLLY-OWNED PIPELINES - OUTLOOK

TCPL's Gas Transmission business has a long history of providing pipeline capacity to markets and connecting natural gas supply for the company's customers. As the marketplace has evolved and competition has grown, the Wholly-Owned Pipelines have focused on providing market-responsive products and services, competitive cost-effective structures, and the highest levels of reliability to customers.

In 2004, the Wholly-Owned Pipelines will continue to focus on achieving additional efficiency improvements in all aspects of the business by maintaining focus on operational excellence and leveraging technological advancements. TCPL will also continue to work collaboratively with all stakeholders in resolving jurisdictional issues, advancing changes to the regulated business model and addressing fair return challenges.

Looking forward, as the supply/demand balance tightens, producers will continue to explore and develop new fields, as well as unconventional supply such as gas production from coal bed methane reserves. In addition, stakeholder support is expected to grow for proposals to access Northern gas from the Mackenzie Delta and Alaska North Slope. TCPL will seek to connect these additional natural gas supplies to the Alberta System.

TCPL's earnings from its Wholly-Owned Pipelines are primarily determined by the average investment base, return on common equity, deemed common equity and opportunity for incentive earnings. In the short to medium term, the company expects modest growth from these mature assets and therefore anticipates continued decline in the average investment base. Accordingly, without an increase to return on equity, deemed common equity, or incentive opportunities, future earnings are anticipated to decrease. However, these mature assets will continue to generate strong cash flows that can be redeployed to other projects offering higher returns. Under the current regulatory model, earnings from the Wholly-Owned Pipelines are not affected by short-term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in FT contract levels.

EARNINGS In 2004, net earnings from Wholly-Owned Pipelines will depend in large part on the outcome of the appeal of the NEB's Fair Return Review and Variance decision, the EUB's GCOC hearing, the 2004 Mainline Tolls and Tariff Application and the Alberta System's 2004 GRA. In the absence of favorable rulings in these applications, the company expects 2004 earnings to be lower compared to 2003 earnings, primarily due to the combined effect of a decrease in rate of return on common equity in 2004 (Canadian Mainline 2003 - 9.79 per cent versus 2004 -
9.56 per cent based on the NEB formula) and lower average investment bases. Although 2004 earnings may be lower than 2003 earnings, Wholly-Owned Pipelines will continue to generate strong cash flow.

CAPITAL EXPENDITURES Total capital spending for the Alberta System, Canadian Mainline and BC System during 2003 was approximately $100 million. Capital spending in 2004, including the Foothills System, is expected to approximately double the expenditures in 2003, primarily due to higher capacity capital spending.

WHOLLY-OWNED PIPELINES - BUSINESS RISKS

COMPETITION TCPL faces competition at both the supply end and the market end of its systems. The competition is a result of other pipelines accessing an increasingly mature WCSB. The construction of the Alliance Pipeline, a natural gas pipeline from northeast B.C. to the Chicago area, and the continued expiration of transportation contracts have resulted in significant reductions in firm contracted capacity on both the Alberta System and the Canadian Mainline. The Canadian Mainline absorbs the bulk of any volume swings in the WCSB.

As of December 2002, the WCSB had estimated remaining discovered natural gas reserves of 57 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production. Additional reserves are continually being discovered to maintain the reserves-to-production ratio at close to nine years. Natural gas prices in the future are expected to be higher than long-term historical averages due to a tighter supply/demand balance which should stimulate exploration and production in the WCSB. However, the WCSB supply is expected to remain essentially flat.

TCPL's Alberta System provides the major natural gas gathering and export transportation capacity for the WCSB. It does so by connecting to most of the gas processing plants in Alberta and then transporting natural gas for domestic and export deliveries. The Alberta System faces competition primarily from the

Alliance Pipeline. In addition, the Alberta System has faced, and will continue to face, increasing competition from other pipelines.

The Canadian Mainline is TCPL's cross-continent natural gas pipeline serving mid-western and eastern markets in Canada and the U.S. TCPL continues to face competition for transportation services to eastern Canadian markets and U.S. export points. The demand for natural gas in TCPL's key eastern markets is expected to continue to increase, particularly to meet the expected growth in gas-fired power generation. Although there are opportunities to increase market share in Canadian and U.S. export markets, TCPL faces significant competition in these regions. Consumers in the U.S. Northeast have access to an array of pipeline and supply options. Eastern Canadian markets that have historically received Canadian supplies only from TCPL are capable of receiving supplies from new pipelines into the region that can source both western Canadian and U.S. supplies.

The Canadian Mainline has experienced reductions in long haul FT contracts for deliveries originating at the Alberta border and in Saskatchewan of approximately 2.5 Bcf/d, or approximately 36 per cent of its capacity since the 1998/1999 contract year. Looking forward, in the short to medium term, there is limited opportunity to reduce tolls by increasing long haul volumes on the Canadian Mainline. The utilization of the Canadian Mainline is not expected to increase in the short to medium term as any additional supply from the WCSB is expected to be absorbed by demand growth within western Canada and by higher flows on other pipeline systems.

TCPL will continue to work with stakeholders in 2004 to advance various aspects of the company's regulated business model for the Alberta System, Canadian Mainline, Foothills System and the BC System.

FINANCIAL RISK The company remains concerned about the long-term implications of a financial return that discourages additional investment in existing Canadian natural gas transmission systems. TCPL has applied for a return of 11 per cent on 40 per cent deemed common equity, both to the NEB in the 2004 Mainline Tolls and Tariff Application and to the EUB in the Alberta System's application in the GCOC Proceeding. The outcome of the Federal Court of Appeal hearing regarding the NEB's Review and Variance decision as well as the GCOC proceeding, could have a significant impact on the financial returns for, and future investment in, TCPL's Canadian pipelines.

The company is cognizant of the views and shares the concerns of credit rating agencies regarding the Canadian regulatory environment. Credit ratings and liquidity have risen to the forefront of investor attention. In light of the developments in the Canadian regulatory environment, there exists a view that current Canadian regulatory policy is eroding the credit worthiness of utilities which, over the long term, could make it increasingly difficult for utilities to access capital on reasonable terms.

SAFETY TCPL worked closely with regulators, customers and communities during 2003 to ensure the continued safety of employees and the public. In 2003, two line breaks occurred in a remote area of Alberta resulting in a short-term reduction in natural gas shipments. Neither incident resulted in injuries or damage to public property. Under the current regulatory models, expenditures on pipeline integrity have no negative impact on earnings. The company expects to spend approximately $76 million in 2004 on pipeline integrity compared to $73 million in 2003. TCPL continues to use a rigorous risk management system that focuses spending on issues and areas that have the largest impact on maintaining or improving the reliability and safety of the pipeline system.

ENVIRONMENT In 2003, TCPL continued to conduct activities to increase environmental protection through proactive sampling, remediation and monitoring programs. Compressor stations on the Canadian Mainline have been assessed through the company's Site Assessment, Remediation & Monitoring (SARM) program. In 2003, approximately $5 million was invested in improved environmental protection measures at identified TCPL locations. This program of actively assessing and addressing environmental issues will continue into the future. In addition, the decommissioning of six Canadian Mainline compressor plants and four Alberta sites was undertaken in 2003, effectively remediating each site.

For information on management of risks with respect to the Gas Transmission business, please see the Risk Management section beginning on page M-35.

OTHER GAS TRANSMISSION - FINANCIAL REVIEW

Other Gas Transmission is comprised of TCPL's direct and indirect investment in various natural gas pipelines and gas transmission related businesses. It also includes project development activities related to TCPL's pursuit of new natural gas pipeline and gas transmission related opportunities throughout North America, including the North and LNG.

TCPL's net earnings from Other Gas Transmission in 2003 were $116 million compared to $109 million and $82 million in 2002 and 2001, respectively. The increased net earnings of $7 million in 2003 compared to 2002 were due to higher earnings from TransGas as a result of recognition of an adjustment for future income tax benefits of $11 million and higher contractual tolls in 2003. In addition, earnings from Portland were higher compared to 2002 due to the impacts of a rate settlement in early 2003 and TCPL increasing its ownership interest in 2003. Earnings from Ventures LP was also higher due to higher contracted transportation volumes. These increases were partially offset by the impact of a substantially weaker U.S. dollar, higher project development costs and lower earnings from CrossAlta Gas Storage & Services Ltd. (CrossAlta) due to lower storage margins as a result of unfavourable market conditions. In addition, 2002 earnings included TCPL's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years.

Other Gas Transmission net earnings of $109 million in 2002 increased by $27 million compared to 2001. This increase resulted from higher earnings from U.S. investments which included TCPL's $7 million share of the favourable ruling for Great Lakes related to Minnesota use tax paid in prior years, increased ownership interests in Iroquois and Portland acquired in mid-2001, higher transportation margins and favourable movements in exchange rates. Earnings from CrossAlta were also higher due to higher storage margins, increased storage capacity and reduced operating expenses. In addition, there was reduced spending on Northern Development in 2002 and increased earnings from Ventures LP.

OTHER GAS TRANSMISSION - DEVELOPMENTS

In 2003, TCPL increased its ownership interest in Portland, secured a position in the Mackenzie Gas Pipeline Project and pursued LNG projects by conducting preliminary assessments of LNG facilities in the Northeast U.S. and eastern Canada.

TC PIPELINES, LP TCPL holds a 33.4 per cent interest in TC PipeLines, LP that in turn holds a 30 per cent interest in Northern Border Pipeline Company (Northern Border) and a 49 per cent interest in Tuscarora Gas Transmission Company (Tuscarora). In July 2003, TC PipeLines, LP increased its quarterly distribution to US$0.55 per unit from US$0.525 per unit. This represents the fourth increase in the partnership's quarterly cash distribution since the commencement of operations in May 1999.

In December 2003, Tuscarora received management approval for an expansion project which will provide for approximately 57 MMcf/d incremental capacity on its system. Total capital cost is estimated to be approximately US$16.6 million, and the expansion is scheduled to commence service in November 2005.

IROQUOIS The Eastchester expansion project experienced several delays throughout 2003 primarily due to construction complications. However, by the end of 2003, Iroquois had successfully resolved the majority of these construction issues and placed the expansion facilities into service in February 2004. The expansion is the first major natural gas transmission pipeline to be built into New York City in approximately 40 years.

In October 2003, the Federal Energy Regulatory Commission (FERC) approved Iroquois' mainline rate settlement, which was filed in August 2003. The settlement is effective from January 1, 2004 through December 2007, during which period Iroquois will reduce rates by approximately 13 per cent. The settlement does not establish rates, terms or conditions for the Eastchester expansion, which was covered by a separate rate application filed with the FERC in January 2004. The FERC has issued an order that accepts Iroquois' application effective July 1, 2004 subject to refund and conditions, and establishing hearing procedures.

PORTLAND In September 2003, the company purchased an additional 10.1 per cent ownership interest in Portland for approximately US$47 million, including assumed debt of approximately US$28 million. In December 2003, the company purchased a further 18.3 per cent interest for approximately US$82 million, including assumed debt of approximately US$50 million, thus increasing its total ownership interest in Portland to 61.7 per cent. Subsequent to this acquisition, Portland was fully consolidated in the company's financial statements, with 38.3 per cent reflected in non-controlling interests.

Portland and customer representatives reached an agreement on new tolls and FERC approved it in its entirety in January 2003. The agreement is effective from April 1, 2002 through April 1, 2008. Lower depreciation rates and revised tolls provided for in the agreement have had a positive impact on Portland's earnings in 2003.

TQM In January 2003, TCPL began performing the majority of operational and administrative activities for TQM to allow TQM to benefit from best practices employed in the industry at the lowest possible cost. As a result of this reorganization, TQM has realized cost savings, which, in accordance with its incentive agreement, will be shared among its customers and owners.

NORTHERN DEVELOPMENT In 2003, TCPL continued to pursue pipeline opportunities to move both Mackenzie Delta and Alaska North Slope natural gas to markets throughout North America. TCPL worked with key stakeholders with the objective of participating in any potential pipeline project.

TCPL, the Mackenzie Delta gas producers and the APG reached funding and participation agreements in June 2003 that enable the APG to become a full participant in the proposed Mackenzie Gas Pipeline Project. This project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. TCPL has agreed to finance the APG for its one-third share of project definition costs. This share is currently expected to be approximately $90 million over three years. This loan will be repaid from the APG's share of future pipeline revenues. In the year ended December 31, 2003, TCPL funded $34 million of this loan. Under the terms of the agreement, TCPL gains an immediate opportunity to acquire up to five per cent equity ownership of the pipeline at the time of construction. In addition, TCPL also gains certain rights of first refusal to acquire 50 per cent of any divestitures of existing partners and an entitlement to obtain a one-third interest in all expansion opportunities once the APG reaches a one-third share, with the producers and the APG sharing the balance.

TCPL continued to work with the Alaska Highway Pipeline stakeholders in 2003 to advance that project. Resolution of Foothills' Special Charge was reached with Foothills shippers and the Canadian Association of Petroleum Producers, and subsequently approved by the NEB, in March 2003. The resolution waives Foothills' obligation to repay all past and future Special Charge collections when Alaskan gas starts flowing on the Foothills System. In October 2003, the Government of Canada, once again, reaffirmed its preference to utilize the framework provided in the Northern Pipeline Act which granted Foothills the certificates to transport Alaskan gas across Canada. In January 2004, Foothills and the Kaska First Nation signed an Agreement-in-Principle that provides the framework for a future participation agreement. The Agreement-in-Principle marks the completion of the second stage of negotiations that is expected to lead to a participation agreement for the Alaska Highway Pipeline Project.

LIQUEFIED NATURAL GAS In September 2003, TCPL and ConocoPhillips announced the Fairwinds partnership to jointly evaluate a site in Harpswell, Maine for the development of an LNG regasification facility. The residents of the Town of Harpswell are expected to vote on leasing a town-owned site for the facility. If leasing of the site is approved and necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the facility becoming operational in 2009. Natural gas from the LNG facility would be delivered by pipeline to markets in the northeast U.S.

OTHER GAS TRANSMISSION - STRATEGY AND OUTLOOK

TCPL continues to actively pursue natural gas pipeline and gas transmission related development and acquisition opportunities in North America, where these opportunities are driven by strong customer demand and sound economics. With TCPL's strong financial position, the company is poised to capitalize on future acquisition and development opportunities. The company will continue to evaluate options in a disciplined fashion to maintain a strong financial position.

World geo-political events will have an impact on the level of development of future and existing natural gas supplies worldwide. This could directly impact TCPL, with the company expanding existing facilities across North America and being involved in the development of alternative natural gas transportation solutions as producers access natural gas reserves in the North and Atlantic Canada.

TCPL is committed to play a key role in Northern gas development. While there are many issues to be resolved before this moves forward, TCPL has competitive advantages including expertise in the design, construction and operation of large diameter pipelines in cold weather conditions. TCPL is also the leading operator of large natural gas turbine compressor stations, owns and operates one of the largest, most sophisticated, remote-controlled pipeline networks in the world, and has a solid reputation for safety and reliability. This positions the company well to play a key role in bringing Northern gas to market.

Excluding the impact of the recognition of the $11 million TransGas future tax benefits in 2003, the net earnings outlook for Other Gas Transmission in 2004 is expected to be similar to 2003. Net earnings will be affected by factors such as the performance of the Canadian dollar relative to the U.S. dollar and the level of project development costs.

OTHER GAS TRANSMISSION - BUSINESS RISKS

FOREIGN EXCHANGE A significant amount of the earnings in Other Gas Transmission is generated from U.S. pipeline affiliates. The performance of the Canadian dollar relative to the U.S. dollar would either positively or negatively impact this business segment's results.

THROUGHPUT RISK Iroquois, Portland and Tuscarora all have long-term demand charge contracts in place with customers and as such, are virtually unaffected by changes in throughput. As transportation contracts expire on Great Lakes and Northern Border, these entities will be more exposed to throughput risk and their revenues will more likely experience increased variability. Throughput risk is created by supply availability, economic activity, weather variability, pipeline competition and pricing of alternative fuels.

INSURANCE, EMPLOYEE BENEFITS AND INTEREST RATES Insurance costs continue to rise with the increasing risk of terrorism and sabotage in recent years. The costs of employee benefits, particularly in the U.S., also continue to increase. At the same time, interest rates remain near historical lows. If these insurance and employee benefits costs continue to rise and the economic recovery results in increased interest rates, earnings of Other Gas Transmission could be negatively impacted.

REGULATION The U.S. partially-owned pipelines are regulated by the FERC while the Canadian partially-owned pipeline is regulated by the NEB. These regulators play a significant role in approving the pipelines' respective returns on equity, capital structures, tolls and system expansions.

NATURAL GAS THROUGHPUT VOLUMES
(Bcf)

                                               2003        2002         2001
                                        -------------------------------------
Alberta System(1)                             3,883       4,146        4,059
Canadian Mainline(2)                          2,628       2,630        2,450
Foothills System                              1,110       1,098        1,117
BC System                                       325         371          395
Great Lakes                                     856         863          804
Northern Border                                 850         839          821
Iroquois                                        341         340          314
Portland                                         53          52           44
Tuscarora                                        22          20           23
TQM                                             164         175          161
Ventures LP                                     111          85           60
TransGas                                         16          16           14
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

(1) Field receipt volumes for the Alberta System for the year ended December 31, 2003 were 3,892 Bcf (2002 - 4,101 Bcf; 2001 - 4,170 Bcf).

(2) Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the year ended December 31, 2003 were 2,055 Bcf (2002 - 2,221 Bcf; 2001 - 2,098 Bcf).

DESCRIPTION OF TCPL'S SIGNIFICANT GAS TRANSMISSION OPERATIONS

ALBERTA SYSTEM

TCPL's 100 per cent owned natural gas transmission system in Alberta gathers natural gas for use within the province and delivers it to provincial boundary points for connection with the Canadian Mainline, BC System, Foothills System and other pipelines. The 22,700 kilometre system is one of the largest carriers of natural gas in North America.

CANADIAN MAINLINE

TCPL's 100 per cent owned natural gas transmission system in Canada extends 14,900 kilometres from the Alberta/Saskatchewan border east to Quebec/Vermont and connects with other natural gas pipelines in Canada and the U.S.

FOOTHILLS SYSTEM

TCPL's 100 per cent owned 1,040 kilometre natural gas transmission system in western Canada carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

BC SYSTEM

TCPL's 100 per cent owned natural gas transmission system extends 200 kilometres from Alberta's western border through B.C. to the U.S. border, serving markets in B.C. as well as the Pacific Northwest, California and Nevada.

GREAT LAKES

Great Lakes connects with the Canadian Mainline at Emerson, Manitoba and serves markets in central Canada and the eastern and midwestern U.S. TCPL has a 50 per cent ownership interest in this 3,387 kilometre pipeline system.

NORTHERN BORDER

Northern Border is a 2,010 kilometre natural gas pipeline system which serves the U.S. Midwest from a connection with the Foothills System. TCPL indirectly owns approximately 10 per cent of Northern Border through its 33.4 per cent ownership interest in TC PipeLines, LP.

IROQUOIS

Iroquois connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the northeastern U.S. TCPL has a 41 per cent ownership interest in this 663 kilometre pipeline system.

PORTLAND

Portland operates a 471 kilometre pipeline that connects with TQM near East Hereford, Quebec and delivers natural gas to customers in the northeastern U.S. As at December 31, 2003, TCPL had a 61.7 per cent ownership interest in Portland.

TQM

TQM is a 572 kilometre natural gas pipeline system which connects with the Canadian Mainline and transports natural gas from Montreal to Quebec City and to the Portland system. TCPL holds a 50 per cent ownership interest in TQM.

CROSSALTA

CrossAlta is an underground natural gas storage facility connected to the Alberta System and is located near Crossfield, Alberta. CrossAlta has a working natural gas capacity of 40 Bcf with a maximum deliverability capability of 410 MMcf/d. TCPL holds a 60 per cent ownership interest in CrossAlta.

TUSCARORA

Tuscarora operates a 386 kilometre pipeline system transporting natural gas from Malin, Oregon to Wadsworth, Nevada with delivery points in northeastern California. TCPL owns an aggregate 17.4 per cent interest in Tuscarora, of which
16.4 per cent is held through TCPL's interest in TC PipeLines, LP.

VENTURES LP

Ventures LP, 100 per cent owned by TCPL, owns a 121 kilometre pipeline and related facilities which supply natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta.

TRANSGAS

TransGas is a 344 kilometre natural gas pipeline system which runs from Mariquita in the central region of Colombia to Cali in the southwest of Colombia. TCPL holds a 46.5 per cent interest in this pipeline.

POWER

HIGHLIGHTS

EARNINGS The Power segment made a significant contribution to TCPL's earnings in 2003. Net earnings increased 51 per cent from 2002 due in part to the acquisition of Bruce Power and increased earnings from Western Operations.

BRUCE POWER TCPL completed the acquisition of a 31.6 per cent equity interest in Bruce Power, the operator and lessee of the Bruce nuclear power facility in Ontario. This acquisition indirectly increased TCPL's nominal generating capacity by 1,000 MW in February 2003. The return to service of Bruce Power A Unit 4 in fourth quarter 2003 and Bruce Power A Unit 3 in first quarter 2004 increased TCPL's 31.6 per cent share of the nominal generating capacity of Bruce Power to 1,474 MW.

EXPANDING ASSET BASE In June 2003, TCPL announced its plans to develop the 550 MW Becancour natural gas-fired cogeneration power plant in Quebec. The project which is estimated to cost approximately $550 million, including capitalized interest, is expected to be placed in-service in late 2006. In October 2003, TCPL and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to construct a 90 MW natural gas-fired cogeneration power plant on the site of the Irving Oil Refinery in Saint John, New Brunswick. The plant is expected to be placed in-service by the end of 2004 at a total estimated cost of approximately $90 million. The company placed the Bear Creek plant in Alberta in-service in first quarter 2003 and expects the MacKay River plant to be commercially in-service in first quarter 2004.

OPERATIONAL EXCELLENCE Average plant availability, excluding Bruce Power, was 94 per cent in 2003 compared to 96 per cent in 2002. This slight decrease resulted primarily from scheduled maintenance at some of the plants in Western Operations. Including Bruce Power, average plant availability decreased to 90 per cent for 2003 as a result of scheduled maintenance on two Bruce Power B units.

POWER RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                         2003         2002        2001
                                                   -------------------------------------
Western operations                                        160          131         149
Eastern operations                                        127          149         159
Bruce Power investment                                     99            -           -
Power LP investment                                        35           36          39
General, administrative and support costs                 (86)         (73)        (49)
                                                   -------------------------------------
Operating and other income                                335          243         298
Financial charges                                         (12)         (13)        (24)
Income taxes                                             (103)         (84)       (106)
                                                   -------------------------------------
Net earnings                                              220          146         168
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

TCPL's Power business contributed $220 million of net earnings in 2003, an increase of $74 million or 51 per cent compared to earnings of $146 million in 2002. This increase is primarily attributable to TCPL's acquisition in February 2003 of a 31.6 per cent interest in Bruce Power and higher contributions from Western Operations. Partially offsetting the increase were lower earnings from Eastern Operations and higher general, administrative and support costs.

The increase in general, administrative and support costs in 2003 compared to the two prior years reflects higher support costs associated with the company's focus on growth in Power.

Power's net earnings of $146 million in 2002 decreased $22 million compared to 2001. This decrease primarily reflected TCPL's ability to capitalize on market opportunities in both Western and Eastern Operations in 2001 which did not exist in 2002.

NOMINAL GENERATING CAPACITY AND FUEL TYPE OF POWER PLANTS

-------------------------------------------------------------------------------------------
                                                       MW         FUEL TYPE
                                             -------------  -------------------------------
WESTERN OPERATIONS
       Sundance A(1)                                  560         Coal
       Sundance B(1)                                  353         Coal
       ManChief                                       300         Natural gas
       MacKay River                                   165         Natural gas
       Carseland                                       80         Natural gas
       Bear Creek                                      80         Natural gas
       Redwater                                        40         Natural gas
       Cancarb                                         27         Natural gas
                                             ----------------
                                                    1,605
                                             ----------------
                                             ----------------
EASTERN OPERATIONS
       Ocean State                                    560         Natural gas
       Curtis Palmer                                   60         Hydro
       Becancour(2)                                   550         Natural gas
       Grandview(3)                                    90         Natural gas
                                             ----------------
                                                    1,260
                                             ----------------
                                             ----------------
BRUCE POWER L.P. INVESTMENT(4)
       Bruce B(5)                                   1,000         Nuclear
       Bruce A(6)                                     474         Nuclear
                                             ----------------
                                                    1,474
                                             ----------------
                                             ----------------
POWER LP INVESTMENT(7)
       Williams Lake                                   66         Wood waste
       Castleton                                       64         Natural gas
       Tunis                                           43         Natural gas/waste heat
       Nipigon                                         40         Natural gas/waste heat
       Kapuskasing                                     40         Natural gas/waste heat
       North Bay                                       40         Natural gas/waste heat
       Calstock                                        35         Wood waste/waste heat
                                             ----------------
                                                      328
                                             ----------------
                                             ----------------
                                                    4,667
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) TCPL directly or indirectly acquires 560 MW from Sundance A and 353 MW from Sundance B through long-term PPAs, which represents 100 per cent of the Sundance A and 50 per cent of the Sundance B power plant output, respectively.

(2)  Currently in the permitting phase.

(3)  Currently under construction.

(4)  Represents TCPL's 31.6 per cent equity interest in Bruce Power.

(5) Bruce B consists of four reactors, which are currently in operation, with a capacity of approximately 3,160 MW. The generating capacity of approximately 1,000 MW includes two MW from TCPL's 17 per cent indirect share in Huron Wind L.P. which owns a nine MW wind farm.

(6) Bruce A consists of four 750 MW reactors. Bruce A Unit 4 was returned to service in the fourth quarter of 2003. Bruce A Unit 3 was returned to service in first quarter 2004. Bruce A Units 1 and 2 remain out of service.

(7) At December 31, 2003, TCPL operated and managed Power LP and held a 35.6 per cent ownership interest in Power LP. The volumes in the table represent 100 per cent of plant capacity.

POWER - DEVELOPMENTS

TCPL's Power segment had another strong year in 2003. The Power segment continued to grow, completing the acquisition of a 31.6 per cent interest in Bruce Power in February 2003, placing the Bear Creek plant in-service in 2003, and completing construction of the MacKay River facility at the end of 2003. TCPL also increased its presence in eastern Canada, announcing plans to construct two power plants, Becancour in Quebec and Grandview in New Brunswick.

TCPL continues to utilize its competitive strengths to seek quality acquisitions, greenfield development opportunities and expansion of the company's existing businesses to complement the current portfolio of power generation assets. TCPL is generally able to expand the company's portfolio of power plants while mitigating excessive price risk through the long-term sale of electricity and steam/heat to the adjacent industrial customers for a portion of the plant output while, at the same time, retaining a certain amount of merchant power capacity to be sold to other customers.

WESTERN OPERATIONS

The focus of Western Operations is to optimize and expand the existing asset base and maximize asset value through a combination of long- and short-term sales contracts and low-cost generation and supply.

Western Operations has two main components - Western Marketing and Plant Operations. Western Marketing consists of the power marketing operations originating out of the Calgary office, including marketing of uncommitted generation from the Alberta plants and the purchase and resale of electricity related to the Sundance PPAs. Western Marketing also participates in marketing electricity in western Canada and throughout the U.S. from Washington state to Wisconsin. Plant Operations consists of contributions from the Alberta power plants, the ManChief plant in Colorado, and fees earned to manage and operate Power LP's seven plants.

WESTERN MARKETING While a significant portion of Western Plant Operations' generation is sold under long-term contracts to mitigate price risk, some power is intentionally not sold under long-term contracts. The Western Marketing group's primary function is to manage these open positions to maximize the value of Power's assets through marketing and trading activities as well as through operational optimization. In order to mitigate market price risk, Western Operations has sold approximately 84 per cent of the total generation for 2004 and 70 per cent of the expected, average combined total power supply for the next three years. Western Operations' largest power supply is its Sundance PPAs. TCPL has sold essentially all of the Sundance PPA power supply in 2004 and 69 per cent and 49 per cent of the expected combined power supply for 2005 and 2006, respectively. Western Marketing continues to secure additional long-term sales contracts for the remaining power supply.

PLANT OPERATIONS Plant Operations is another area of success and growth for TCPL. The expansion of this area is consistent with TCPL's focus on capitalizing on the company's expertise in developing new projects and maintaining its position as a prominent player in the Alberta market. The Bear Creek plant began commercial operations in March 2003. This 80 MW cogeneration facility near Grande Prairie, Alberta sells the majority of its power to Weyerhaeuser's Grande Prairie Pulp Mill, as well as Weyerhaeuser's other Alberta facilities.

Construction of the MacKay River plant was completed in fourth quarter 2003 and the plant is expected to be in-service in first quarter 2004. The 165 MW cogeneration facility near Fort McMurray, Alberta, will provide electricity and steam to Petro-Canada's adjacent in-situ oil sands operations. The MacKay River plant increases TCPL's directly controlled supply in Alberta to more than 1,300 MW.

Plant Operations is committed to an operational excellence model that provides low-cost, reliable operating performance at each of its plants. The Redwater and Carseland plants, both completing their second year of operation, operated very well in 2003. Bear Creek is still in its first year of operations and is in the process of ongoing operational optimization. ManChief, which was acquired in November 2002, is another solid performing asset in TCPL's power generation portfolio. The entire capacity is sold under long-term tolling contracts that expire in 2012.

Operating and other income from Western Operations increased by 22 per cent to $160 million in 2003 from $131 million in 2002 due primarily to a positive $31 million pre-tax ($19 million after tax) settlement in June 2003 with a former counterparty that defaulted in 2001 under power forward contracts. A full year of earnings from the ManChief plant, which was acquired in late 2002, higher contributions from the Sundance PPAs reflecting lower transmission costs, and higher earnings from the Alberta plants also contributed to higher operating income. Offsetting these increases were the effects in 2003 of lower prices achieved on the overall sale of power and the higher cost of natural gas fuel at the carbon black facility.

While the average Alberta Pool Price for 2003 was $63/megawatt hour (MWh) compared to $44/MWh in 2002, margins were lower in 2003 due to lower realized prices and reduced market liquidity.

Operating income from Western Operations decreased $18 million to $131 million in 2002 when compared to 2001. Market opportunities that existed in 2001 resulting from high power prices (average Alberta Pool Price of $71/ MWh in 2001) and price volatility in western Canada and the Pacific Northwest regions did not carry over into 2002. However, this was partially offset by income from the acquisition of the Sundance B PPA, ManChief, and the placing in-service of the Redwater and Carseland plants.

EASTERN OPERATIONS

Power's Eastern Operations is focused on the New England and New York deregulated power markets and consists of Power Marketing and Power Generation operations, both of which operate as one integrated business. Eastern Operations also include the company's development opportunities in Ontario and other provinces in eastern Canada.

Over the past five years, TransCanada Power Marketing Limited (TCPM), an affiliate located in Westborough, Massachusetts, has successfully navigated through New England's deregulation process and firmly established itself as a leading power generator and energy provider in the New England power market. TCPL continues to seek out opportunities to add generation capacity to the existing asset base and leverage off this experience in expanding its presence in the Ontario market.

POWER MARKETING TCPL's continued success and growth in the northeast U.S. is the direct result of an efficient marketing operation which is conducted through TCPM. TCPM is focused on selling power under contract to wholesale, commercial and industrial customers while managing a portfolio of power supplies sourced from both its own generation assets and wholesale power purchases. TCPM is a full service provider offering different products and services to assist customers in managing their power supply and power prices in deregulated power markets. Through active portfolio management, TCPM has positioned itself to capture market opportunities as they arise, while reducing downside exposure. Included in the additional power supply is TCPM's purchase of 100 per cent of the output of the 64 MW natural gas-fired combined-cycle plant located in Castleton-on-Hudson, New York (Castleton), which is owned by Power LP.

POWER GENERATION Eastern U.S. power generation assets include Ocean State Power
(OSP), a 560 MW natural gas-fired plant located in Rhode Island, and the 60 MW Curtis and Palmer hydroelectric facilities (Curtis Palmer) near Corinth, New York. Of the total OSP output, 76.5 per cent is sold under long-term purchase arrangements to TCPM with the remainder sold to Boston Edison Company. Output from Curtis Palmer is sold into the New York market under a fixed-price, long-term power purchase agreement with Niagara Mohawk Power Corporation for an expected term of more than 25 years. Curtis Palmer has a high capacity factor due to its strategic location just downstream of certain water storage facilities on the Hudson River, but earnings are subject to seasonal and annual variations in water levels.

Operating income for 2003 from Eastern Operations was $127 million compared to $149 million in 2002. The $22 million decrease was primarily due to the impact of higher natural gas fuel costs at OSP resulting from an arbitration process and the unfavourable impact of a weaker U.S. dollar. Partially offsetting these decreases were incremental earnings from the growth in volumes and margins in the eastern U.S. retail business which is focused on sales to large commercial and industrial customers. In addition, 2003 had higher earnings from Curtis Palmer as a result of above average water flows and revenue earned from a temporary generation facility built and operated in Cobourg, Ontario during the summer of 2003.

Operating income of $149 million in 2002 was slightly lower than the unprecedented $159 million of earnings in 2001. The decrease year over year was primarily due to the ability throughout 2001 to capitalize on price volatility that was less prevalent in 2002, partially offset by a full year of earnings from the Curtis Palmer hydroelectric facilities purchased in July 2001.

The long-term natural gas supply for OSP is subject to a yearly price renegotiation. If OSP and the suppliers are unable to reach an agreement on price in a given year, the matter is settled by arbitration.

OSP is currently in its third such arbitration with its natural gas fuel suppliers. The first two arbitration decisions substantially increased OSP's natural gas fuel costs.

DEVELOPMENT OPPORTUNITIES IN EASTERN CANADA In October 2003, TCPL and an affiliate of Irving announced an agreement to build a 90 MW natural gas-fired cogeneration power plant in Saint John, New Brunswick to be developed and owned by TCPL. Under a 20 year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Construction of the facility began in December 2003 and is expected to be in-service by the end of 2004.

In June 2003, TCPL announced its plans to develop a 550 MW natural gas-fired cogeneration power plant in Quebec. The power plant will be located in the Becancour Industrial Park, near Trois-Rivieres and will supply its entire power output to Hydro-Quebec Distribution under a 20 year power purchase contract. The plant will also supply steam to certain major businesses located within the industrial park. Construction of the facility is likely to begin in 2004, pending receipt of regulatory approvals, and is expected to be in-service in late 2006.

Power continues to assess the viability of developing a natural gas-fuelled energy centre to meet electricity needs in downtown Toronto through its partnership with Ontario Power Generation (OPG) in the Portlands Energy Centre L.P. Situating generation in downtown Toronto, close to the end user, would help alleviate current and future transmission issues in the downtown core.

BRUCE POWER INVESTMENT

On February 14, 2003, the company completed the acquisitions of a 31.6 per cent interest in Bruce Power and a 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power, for $409 million. TCPL also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to OPG.

TCPL acquired the interests as part of a consortium (the Consortium) that includes Cameco Corporation (Cameco) and BPC Generation Infrastructure Trust, a trust established by the Ontario Municipal Employees Retirement System. Under the agreement, the Consortium acquired British Energy (Canada) Ltd., which owned a 79.8 per cent interest in Bruce Power as well as a 50 per cent interest in the nine MW Huron Wind L.P. power facility.

Located in Ontario, the Bruce Power facility is made up of two nuclear plants - Bruce B and Bruce A. Bruce B consists of four reactors, which are currently in operation, with a capacity of approximately 3,160 MW. Bruce A consists of four reactors, which up until 2003, were not operating. In 2003, Bruce Power completed efforts to restart Bruce A Unit 4, followed on January 8, 2004 with the restart of Bruce A Unit 3. Both units were laid-up in 1998. These two Bruce A units add 1,500 MW of capacity, bringing Bruce Power's total capacity to 4,660 MW.

Bruce Power is the tenant under a lease with OPG on the Bruce nuclear power facility. The initial term of the lease expires in 2018 with an option to extend the lease by up to 25 years. The Bruce nuclear power facility continues to be managed and operated by the management and staff of Bruce Power. Spent fuel and decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the lease, are covered by the existing lease payments. The lease agreement with OPG provides for limited adjustments to the base rent every five years during the initial term of the lease.

TCPL's share of power output during the period of ownership in 2003 was 6,655 gigawatt hours (GWh). This includes power output from Bruce A Unit 4 for November and December 2003. Bruce A Unit 4 began producing electricity to the Ontario electricity grid on October 7, 2003 and was considered commercially in-service on November 1, 2003. Bruce A Unit 3 reconnected to the Ontario electricity grid on January 8, 2004. Similar to the Bruce A Unit 4 startup process, after performing and evaluating tests of the shutdown system, Bruce A Unit 3 was reconnected to the grid and is expected to ramp up to full power in first quarter 2004. As of December 31, 2003, Bruce Power's cumulative restart costs for the two Bruce A units were approximately $720 million. Bruce Power incurred approximately $300 million on the two unit restart program for the period February 14, 2003 to December 31, 2003. TCPL did not provide any funding to Bruce Power subsequent to the acquisition of the company's ownership interest in February 2003.

Bruce Power spent approximately $147 million on capital expenditures at Bruce B for the period February 14, 2003 to December 31, 2003, the majority of which was for safety systems and power uprate programs.

Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability, which in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 1,560 MW of output for 2004. The average availability in 2004 for the six Bruce units is expected to be approximately 80 per cent compared to 85 per cent for the year ended December 31, 2003. This decrease reflects planned maintenance outages and a test of the Bruce B vacuum building expected in the fall, which will require all four Bruce B units to be taken offline for approximately one month. Capital expenditures by Bruce Power in 2004 are expected to total about $400 million, including approximately $120 million for sustaining capital. TCPL does not expect to provide any funding to Bruce Power in 2004.

Bruce Power contributed $99 million of pre-tax equity income in 2003. TCPL's interest in Bruce Power's pre-tax income for 2003 was $65 million. The additional $34 million of income consisted primarily of the amortization of purchase price allocations as explained in Note 6 to the December 31, 2003 Consolidated Financial Statements as well as $12 million of capitalized interest. Bruce Power's average realized price in 2003 from a combination of contract and spot sales was approximately $48/MWh. Approximately 65 per cent of Bruce Power's output was sold under longer term contracts in 2003 with the remainder being sold into Ontario's wholesale spot market.

BRUCE POWER RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars)

BRUCE POWER (100 per cent basis)                   2003
                                            ------------
   Revenues                                       1,208
   Operating expenses                              (853)
                                            ------------
   Operating income                                 355
   Financial charges                                (69)
                                            ------------
   Income before income taxes                       286
                                            ------------
                                            ------------
TCPL's interest in Bruce Power income
   before income taxes(1)                            65
Adjustments(2)                                       34
                                            ------------
TCPL's income from Bruce Power
   before income taxes                               99
--------------------------------------------------------
--------------------------------------------------------

(1) TCPL acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14 to December 31, 2003 was $205 million.

(2) See Note 6 to the December 31, 2003 Consolidated Financial Statements for an explanation of the purchase price amortizations.

POWER LP INVESTMENT

Power LP investment includes the earnings generated from TCPL's 35.6 per cent investment in TCPL Power, L.P., Canada's largest publicly-held, power-based income fund. Power LP owns six power plants in Canada and one in the U.S. that are fuelled by natural gas, waste heat, waste wood or a combination of these.

TCPL acts as manager for Power LP. In this capacity, TCPL manages the operations and maintenance requirements of Power LP, the fuel supply and associated price exposure and, when market conditions warrant, TCPL enhances the overall operating profits of Power LP (i.e. by curtailing certain plants during off-peak hours and selling the displaced natural gas at attractive market prices), resulting in increased overall net earnings for Power LP and TCPL.

Operating and other income in 2003 from TCPL's investment in Power LP remained consistent with 2002. At December 31, 2003, Power LP units closed at $36.30 on the Toronto Stock Exchange and TCPL owned approximately 14.0 million units.

POWER VOLUMES AND AVAILABILITY

Volumes have increased 39 per cent to 28,010 GWh in 2003 compared to 20,111 GWh in 2002 primarily due to the acquisitions of the interest in Bruce Power and ManChief. Volumes for Eastern Operations increased as a result of growth in the retail business which is focused on sales to large commercial and industrial customers. Volumes for Power LP decreased due to curtailments of off-peak production as a result of higher market prices for natural gas. This curtailment activity has resulted in lower power output from the Ontario plants compared to last year; however, overall financial contribution from these plants was higher.

Average plant availability, excluding Bruce Power, was 94 per cent in 2003 compared to 96 per cent in 2002. This slight decrease resulted primarily from scheduled maintenance at some of the plants in Western Operations. Including Bruce Power, average plant availability decreased to 90 per cent for 2003 as a result of scheduled maintenance on two Bruce Power B units.

POWER SALES VOLUMES (GWh)

                                          2003             2002            2001
                                      ---------------------------------------------
Western operations(1)                     12,296          12,065           8,415
Eastern operations                         6,906           5,630           4,216
Bruce Power investment(2)                  6,655             n/a             n/a
Power LP investment                        2,153           2,416           2,358
                                      ---------------------------------------------
Total                                     28,010          20,111          14,989
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1)  Sales volumes include TCPL's share of the Sundance B PPA (50 per cent).

(2) Sales volumes reflect TCPL's 31.6 per cent share of Bruce Power output for the period February 14, 2003 to December 31, 2003.

WEIGHTED AVERAGE PLANT AVAILABILITY(1)

                                             2003           2002            2001
                                      ---------------------------------------------
Western operations                            93%            99%             96%
Eastern operations                            94%            95%             96%
Bruce Power investment(2)                     83%            n/a             n/a
Power LP investment                           96%            94%             97%
All plants                                    90%            96%             96%
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Plant availability represents the percentage of time in the year that the plant is available to generate power, whether actually running or not and is reduced by planned and unplanned outages.

(2) TCPL's availability reflects the period February 14, 2003 to December 31, 2003.

POWER - STRATEGY AND OUTLOOK

STRATEGY TCPL is committed to growing the Power segment through the pursuit of quality acquisitions, greenfield development projects and expansion of existing businesses. Power's growth strategy is to:

o focus on low-cost base load generation and/or assets underpinned by strong contractual arrangements;

o    focus on markets where it has a competitive advantage;

o use marketing and trading activities to create stable and predictable cash flows and optimize asset value; and

o apply business models that benefit from and support TCPL's strong balance sheet.

OUTLOOK TCPL's Power segment has significant opportunities for growth. Growth will take place through quality acquisitions, niche development opportunities and optimization of the company's power portfolio by focusing on low-risk opportunities in known markets.

Excluding the impact of the settlement with a former counterparty in 2003 and potential variability in Bruce Power's earnings caused by changes in prices realized and plant availability, the net earnings outlook for the Power business in 2004 is expected to be similar to 2003. Earnings opportunities elsewhere in the business may be affected by factors such as fluctuating market prices for power and gas, regulatory changes, currency movements, weather, plant availability and overall stability of the power industry. Please see the following section "Power - Business Risks" for a complete discussion of these factors.

TCPL's Power segment is in a strong position to capitalize on opportunities resulting from industry changes because of its technical expertise and business models that have proven successful to date. TCPL's growth will continue to focus on diversifying the asset portfolio by adding plants of varying fuel sources which are on the low end of the regional dispatch cost curve and/or are underpinned with strong contractual arrangements.

POWER - BUSINESS RISKS

PLANT AVAILABILITY Maintaining plant availability is critical to the continued success of the Power business and this risk is mitigated through a commitment to an operational excellence model that provides low-cost, reliable operating performance at each of the company's operated power plants. This same commitment to operational excellence will be applied in 2004 and future years. However, unexpected plant outages or the duration of outages may require purchases at market prices to enable TCPL to meet the company's contractual power supply obligations and/or increase maintenance costs.

FLUCTUATING MARKET PRICES TCPL generally operates in highly competitive, deregulated markets. Volatility in electricity prices is caused by market factors such as power plant fuel costs, fluctuating supply and market demand which are greatly affected by weather, power consumption and plant availability. TCPL manages these inherent market risks through:

o long-term purchase and sales contracts for both electricity and plant fuels;

o    control of generation output;

o    matching physical plant contracts or PPA supply with customer demand;

o    fee-for-service managed accounts rather than direct commodity exposure; and

o the company's overall risk management program with respect to general market and counterparty risks.

The company's risk management practices are described further in the section on Risk Management (page M-35). TCPL's largest exposure to sales price fluctuations is on Bruce Power's uncontracted volumes. See the section "Power - Business Risks Uncontracted Volumes".

REGULATORY As electricity markets evolve across North America, there is the potential for regulatory bodies to implement new rules that could negatively impact TCPL as a generator, marketer and builder of power plants. These may be in the form of price caps, unfair cost allocations to generators or attempts to control the wholesale market by encouraging new plant construction. TCPL continues to monitor regulatory issues and reform as well as participate in and lead discussions around these topics. TCPL operates in both regulated and non-regulated power markets.

WEATHER Temperature and weather events may impact power and gas demand and create price volatility, and may also impact the ability to transmit power to markets. Seasonal changes in temperature also affect the efficiency and output capability of natural gas-fired power plants. In addition, the total amount and seasonality of water flows impacts the output and related earnings from hydroelectric facilities.

UNCONTRACTED VOLUMES Although TCPL seeks to secure sales under medium- to long-term contracts, TCPL retains an amount of unsold generation in the short term in order to provide flexibility in managing the company's portfolio of owned assets. Bruce Power has a significant amount of its uncontracted volumes sold into the Ontario wholesale spot market. The sale of this power in the open market is subject to market price volatility which directly impacts income. Bruce Power has sold approximately 1,560 MW of the expected power output for 2004. Of the remaining Power segment's portfolio, through the use of PPAs and other marketing arrangements, TCPL has sold approximately 90 per cent of the expected power output in 2004 and 70 to 80 per cent for the years 2005 to 2007.

DESCRIPTION OF TCPL'S SIGNIFICANT POWER OPERATIONS

SUNDANCE A&B

The Sundance power plant in Alberta is the largest coal-fired electrical generating facility in western Canada. Through the Alberta PPA auction in August 2000, TCPL acquired the Sundance A PPA, which increased the company's power supply by 560 MW for a 17 year period commencing January 2001. In December 2001, TCPL acquired 50 per cent of the 706 MW Sundance B PPA through a partnership arrangement, which increased the company's power supply by 353 MW for approximately 19 years commencing January 2002.

MANCHIEF

In November 2002, TCPL acquired the 300 MW simple-cycle ManChief facility near Brush, Colorado. The entire capacity of the natural gas-fired ManChief plant is sold under long-term tolling contracts that expire in 2012.

MACKAY RIVER

This 165 MW facility near Fort McMurray, Alberta was completed in fourth quarter 2003.

CARSELAND

Commercial operation of this 80 MW natural gas-fired cogeneration plant near Carseland, Alberta commenced in January 2002.

BEAR CREEK

Commercial operation of this 80 MW natural gas-fired cogeneration plant near Grande Prairie, Alberta commenced in March 2003.

REDWATER

Commercial operation of this 40 MW natural gas-fired cogeneration plant near Redwater, Alberta commenced in January 2002.

CANCARB

The 27 MW Cancarb facility at Medicine Hat, Alberta is fuelled by waste heat from TCPL's adjacent thermal carbon black facility.

OCEAN STATE

The OSP plant is a 560 MW natural gas-fired, combined-cycle facility in Rhode Island.

CURTIS PALMER

The 60 MW Curtis Palmer facility near Corinth, New York is the company's only hydroelectric facility. All output from this facility is sold through a fixed-priced, long-term agreement.

BECANCOUR

The 550 MW Becancour natural gas-fired cogeneration power plant located near Trois-Rivieres, Quebec is in the permitting phase and is expected to be in-service in late 2006. The entire output will be supplied to Hydro-Quebec Distribution under a 20-year power purchase contract. Steam will also be supplied to businesses located nearby.

GRANDVIEW

The 90 MW Grandview natural gas-fired cogeneration power plant located in Saint John, New Brunswick is under construction and is expected to be in-service in late 2004. Under a 20-year tolling arrangement, 100 per cent of the plant's heat and electricity output will be sold to Irving.

BRUCE POWER

In February 2003, TCPL acquired a 31.6 per cent equity interest in Bruce Power, the operator and lessee of the Bruce nuclear power facility located near Lake Huron, Ontario. This investment indirectly increased TCPL's nominal generating capacity by 1,000 MW, with an additional 474 MW restarted in late 2003 and early 2004.

WILLIAMS LAKE

Power LP owns a 66 MW wood waste-fired power plant at Williams Lake, B.C.

CASTLETON

Castleton is a 64 MW combined-cycle plant located at Castleton-on-Hudson, New York and is owned by Power LP.

NIPIGON, KAPUSKASING, TUNIS AND NORTH BAY

These efficient, enhanced combined-cycle facilities are fuelled by a combination of natural gas and waste heat exhaust from adjacent compressor stations on the Canadian Mainline and are owned by Power LP.

CALSTOCK

Calstock, a 35 MW plant, is fuelled by a combination of wood waste and waste heat exhaust from the adjacent Canadian Mainline compressor station and is owned by Power LP.

CORPORATE

HIGHLIGHTS

LOWER NET EXPENSES Net expenses in 2003 decreased $11 million or 21 per cent from 2002.

CORPORATE RESULTS-AT-A-GLANCE
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                               2003         2002        2001
                                                         --------------------------------------
Indirect financial and preferred equity charges                  64           64          62
Interest income and other                                       (23)         (12)          5
                                                         --------------------------------------
Net expenses, after tax                                          41           52          67
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

The Corporate segment reflects net expenses not allocated to specific business segments, including:

o INDIRECT FINANCIAL AND PREFERRED EQUITY CHARGES Direct financial charges are reported in their respective business segments; these charges are primarily associated with the debt and preferred securities related to the company's Wholly-Owned Pipelines. Indirect financial charges primarily reside in the Corporate segment. These costs are directly impacted by the amount of debt TCPL maintains and the degree to which TCPL is impacted by fluctuations in interest rates.

o INTEREST INCOME AND OTHER Interest income is earned on invested cash balances. Gains and losses on foreign exchange are included in interest income and other.

Net expenses, after tax, in the Corporate segment were $41 million in 2003 compared to $52 million in 2002 and $67 million in 2001. The decrease in 2003 from 2002 is primarily due to the positive impacts of a weaker U.S. dollar compared to the prior year. These positive impacts substantially offset the negative impacts of a weaker U.S. dollar reflected in other segments. The decrease in net expenses in 2002 from 2001 is primarily due to an increase in interest income and other and the positive impact of lower interest rates offset by increased Corporate financial charges resulting from the Fair Return decision.

The performance of the Canadian dollar relative to the U.S. dollar would either positively or negatively impact the Corporate segment's results. In 2004, the performance of the Canadian dollar is not expected to have a significant impact on TCPL's consolidated financial results since the impact in the Corporate segment is anticipated to largely offset impacts in the other business segments.

LIQUIDITY AND CAPITAL RESOURCES

HIGHLIGHTS

SUSTAINED GROWTH Total capital expenditures, including acquisitions and assumed debt, have exceeded $3 billion over the past three years.

DEBT REDUCTION TCPL's repayment of long-term debt, net of new debt issued, and redemption of debentures and preferred securities has exceeded $1.6 billion over the past three years.

FUNDS GENERATED FROM OPERATIONS Funds generated from continuing operations were $1.8 billion for the year ended December 31, 2003 compared to $1.8 billion and $1.6 billion for 2002 and 2001, respectively. The Gas Transmission business was the primary source of funds generated from operations for each of the three years. As a result of rapid growth in the Power business in the last few years, the Power segment's funds generated from operations increased in 2003 compared to the two prior years.

The company also reduced long-term debt, junior subordinated debentures and preferred securities in each of the past three years. TCPL's ability to generate adequate amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth, remained as strong at December 31, 2003 as compared to the past few years.

INVESTING ACTIVITIES Capital expenditures, excluding acquisitions and assumed debt, totalled $391 million in 2003 compared to $599 million and $492 million in 2002 and 2001, respectively. Expenditures in all three years related primarily to maintenance and capacity capital in TCPL's Gas Transmission business and construction of new power plants in Canada.

During 2003, TCPL acquired a 31.6 per cent interest in Bruce Power for $409 million, the remaining interests in Foothills previously not held by the company for $105 million, excluding assumed debt of $154 million, and increased its interest in Portland, by way of two separate acquisitions, to 61.7 per cent from
33.3 per cent for US$51 million, excluding assumed debt of US$78 million.

During 2002, TCPL acquired the ManChief power plant for $209 million and a general partnership interest in Northern Border Partners, L.P. $19 million. During 2001, TCPL acquired the Curtis Palmer Hydroelectric Company L.P. for $438 million and, through a partnership, acquired 50 per cent of the rights and obligations of the 706 MW Sundance B PPA for $110 million.

TCPL's 2001 investing activities also include proceeds of $1.2 billion from the sale of non-core assets under the company's divestiture plan.

FINANCING ACTIVITIES In 2003, TCPL used a portion of its cash resources to repay long-term debt of $744 million, reduce notes payable by $62 million and redeem all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures.

In 2003, the company issued $450 million of ten year notes bearing interest at
5.65 per cent and US$350 million of ten year notes bearing interest at 4.00 per cent. The company repaid debt maturities of $486 million and reduced notes payable by $46 million in 2002 and repaid debt maturities of $793 million and redeemed preferred securities of $318 million in 2001. In 2001, TCPL increased notes payable by $186 million.

Dividends and preferred securities charges amounting to $588 million were paid in 2003 compared to $546 million and $517 million in 2002 and 2001, respectively.

In January 2004, TCPL's Board of Directors declared a dividend for the quarter ending March 31, 2004 in an aggregate amount equal to the aggregate quarterly dividend to be paid on April 30, 2004 by TransCanada Corporation on the issued and outstanding common shares as at the close of business on March 31, 2004.

Net cash used in financing activities includes TCPL's proportionate share of the net reduction in non-recourse debt of joint ventures amounting to $11 million in 2003 compared to $36 million and $109 million in 2002 and 2001, respectively.

CREDIT ACTIVITIES In 2002, TCPL filed shelf prospectuses, subsequently amended, that qualify for issuance $2 billion of common shares, preferred shares and/or debt securities including medium-term notes in Canada and US$1 billion of debt securities in the U.S., respectively. During 2003, $450 million of medium-term notes and US$350 million of senior unsecured notes were issued under these programs.

At December 31, 2003, total credit facilities of $2.2 billion were available to support the company's commercial paper program and for general corporate purposes. Of this total, $1.9 billion represents committed credit facilities of which $1.5 billion represents a syndicated facility established in December 2002. This facility is comprised of a $1.0 billion tranche with a three year term and a $500 million tranche with a 364 day term with a two year term out option. Both tranches are extendible on an annual basis and are revolving unless during a term out period. Both tranches were extended in December 2003, the $1.0 billion tranche to December 2006 and the $500 million tranche to December 2004. The remaining committed facilities are non-extendible, of which $60 million expires in June 2004 and $320 million expires in June 2005.

At December 31, 2003, TCPL had used approximately $217 million of its total lines of credit for letters of credit and to support ongoing commercial arrangements. If drawn, interest on the lines of credit would be charged at prime rates of Canadian chartered and U.S. banks or at other negotiated financial bases.

Credit ratings on TCPL'S senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a `stable' outlook on their ratings and Standard & Poor's maintains a `negative' outlook on its rating.

CONTRACTUAL OBLIGATIONS

OBLIGATIONS AND COMMITMENTS Total long-term debt at December 31, 2003 was $10.0 billion compared to $9.3 billion at December 31, 2002. TCPL's share of total non-recourse debt of joint ventures at December 31, 2003 was $0.8 billion compared to $1.3 billion at the prior year-end. Total notes payable, including those of joint ventures, at December 31, 2003 were $367 million compared to $297 million at December 31, 2002. The debt and notes payable of joint ventures are non-recourse to TCPL. The security provided by each joint venture is limited to the rights and assets of that joint venture and does not extend to the rights and assets of TCPL, except to the extent of TCPL's investment.

At December 31, 2003, principal repayments related to long-term debt and the company's proportionate share of the non-recourse debt of joint ventures are as follows.

PRINCIPAL REPAYMENTS
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                    2004      2005      2006      2007      2008     2009+
                                                -----------------------------------------------------------
Long-term debt                                       550       702       399       611       542     7,211
Non-recourse debt of joint ventures                   19        69        55        19        19       599
                                                -----------------------------------------------------------
Total principal repayments                           569       771       454       630       561     7,810
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

At December 31, 2003, future annual payments, net of sub-lease receipts, under operating leases for various premises are approximately as follows.

OPERATING LEASE PAYMENTS
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                   2004      2005      2006     2007      2008     2009+
                                               ----------------------------------------------------------
Minimum lease payments                               25        25        25       24        24        48
Amounts recoverable under sub-leases                 (7)       (7)       (7)      (7)       (7)      (18)
                                               ----------------------------------------------------------
Net payments                                         18        18        18       17        17        30
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

At December 31, 2003, the company's future purchase obligations are approximately as follows.

PURCHASE OBLIGATIONS(1)
YEAR ENDED DECEMBER 31 (millions of dollars)

                                                    2004      2005      2006      2007      2008     2009+
                                               -----------------------------------------------------------
GAS TRANSMISSION
Transportation by others(2)                          167       153        84        82        74        46
Other                                                 19        15        15        12         9         2
POWER
Commodity purchases(3)                               465       280       255       260       267     2,937
Capital expenditures(4)                              274       241        96         -         -         -
Other(5)                                              99       103       107        95        90       327
CORPORATE
Information technology and other                      12         -         -         -         -         -
                                               -----------------------------------------------------------
Total purchase obligations                         1,036       792       557       449       440     3,312
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The amounts in this table exclude funding contributions to the company's pension plans and TCPL's one-third share of project definition phase costs in the Mackenzie Gas Pipeline Project.

(2) Rates are based on known 2004 levels. Beyond 2004, demand rates are subject to change. The contractual obligations in the table are based on demand volumes only and exclude commodity charges incurred when volumes flow.

(3) Commodity purchases include fixed and variable components. The variable components are estimates and are subject to variability in plant production, market prices and regulatory tariffs.

(4) Amounts are estimates and are subject to variability based on timing of construction and project enhancements.

(5) Includes estimates of certain amounts which are subject to change depending on plant-fired hours, the consumer price index, actual plant maintenance costs, plant salaries as well as changes in regulated rates for transportation.

TCPL expects to make funding contributions to the company's pension plans in the amount of approximately $80 million during 2004. The expected decrease in funding in 2004 from the $110 million in 2003 is due to one-time plan design changes and investment performance above long-term expectations in 2003 partially offset by continued reductions in discount rates used to calculate plan liabilities.

At December 31, 2003, TCPL held a 35.6 per cent interest in Power LP which is a publicly-held limited partnership. On June 30, 2017, the partnership will redeem all units outstanding, not held directly or indirectly by TCPL, at their then fair market value, being the average of the fair market values assigned thereto by independent valuators, plus all declared and unpaid distributions of distributable cash thereon

(the Redemption Price). TCPL is required to fund the Redemption Price in accordance with the terms of the Power LP Partnership Agreement.

TCPL has established a $50 million operating line of credit to Power LP, available on a revolving basis. As at December 31, 2003, the amount borrowed against this line of credit was $26 million compared to $37 million at December 31, 2002.

At December 31, 2003, TCPL held a 33.4 per cent interest in TC PipeLines, LP which is a publicly-held limited partnership. On May 28, 2003, TC PipeLines, LP renewed its US$40 million unsecured two-year revolving credit facility (TCPL Credit Facility) with a subsidiary of TCPL. At December 31, 2003 and 2002, the partnership had no amount outstanding under the TCPL Credit Facility.

On June 18, 2003, the Mackenzie Delta gas producers, the APG and TCPL reached an agreement which governs TCPL's role in the Mackenzie Gas Pipeline Project. The Project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TCPL has agreed to finance the APG for its one-third share of project definition phase costs. This share is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TCPL funded $34 million of this loan. The ability to recover this investment is contingent upon the outcome of the project.

TCPL and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are or were transacted at market prices and in the normal course of business.

GUARANTEES TCPL had no outstanding guarantees related to the long-term debt of unrelated third parties at December 31, 2003.

Upon acquisition of Bruce Power, the company, together with Cameco and BPC Generation Infrastructure Trust, guaranteed on a several pro-rata basis certain contingent financial obligations of Bruce Power related to operator licenses, the lease agreement, power sales agreements and contractor services. TCPL's share of the net exposure under these guarantees at December 31, 2003 was estimated to be approximately $215 million. The terms of the guarantees range from 2004 to 2018. The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $4 million.

TCPL has guaranteed the equity undertaking of a subsidiary which supports the payment, under certain conditions, of principal and interest on the US$195 million public debt obligations of TransGas. The company has a 46.5 per cent interest in TransGas. Under the terms of the agreement, the company severally with another major multinational company may be required to fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TCPL under this agreement convert into share capital of TransGas. The potential exposure is contingent on the impact of any change of law on TransGas' ability to service the debt. From the issuance of the debt in 1995 to date, there has been no change in applicable law and thus no exposure to TCPL. The debt matures in 2010. The company has made no provision related to this guarantee.

CONTINGENCIES The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners commenced an action under Ontario's Class Proceedings Act, 1992, against TCPL and Enbridge Inc. for damages alleged in 2002 to arise from the creation of a control zone within 30 metres of the pipeline pursuant to
Section 112 of the NEB Act. The company believes the claim is without merit and will vigorously defend the action. The company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

The company and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company's consolidated financial position or results of operations.

FINANCIAL AND OTHER INSTRUMENTS

The company issues short-term and long-term debt including amounts in foreign currencies, purchases and sells energy commodities and invests in foreign operations. These activities result in exposures to interest rates, energy commodity prices and foreign currency exchange rates. The company utilizes derivative and other financial instruments to manage its exposure to the risks that result from these activities. A derivative must be designated and effective to be accounted for as a hedge. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for the Alberta System, Canadian Mainline and the Foothills System exposures is determined through the regulatory process.

The carrying amounts of derivatives, which hedge the price risk of foreign currency denominated assets and liabilities of self-sustaining foreign operations are recorded on the balance sheet at their fair value. Gains and losses on the derivatives, realized and unrealized, are included in the foreign exchange adjustment account in Shareholders' Equity as a reduction of the corresponding gains and losses on the translation of the assets and liabilities of the foreign subsidiaries. Carrying amounts for interest rate swaps represent the net accrued interest from the last payment date to the reporting date. Foreign currency transactions hedged by foreign exchange contracts are recorded at the contract rate. Power, natural gas and heat rate derivatives are recorded on the balance sheet at their fair value.

The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates. These fair values approximate the amount that the company would receive or pay if the instruments were closed out at these dates. The fair values of power, natural gas and heat rate derivatives have been calculated at year-end using estimated forward prices for the relevant period.

Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the company and its counterparties and are not a measure of the company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

FOREIGN INVESTMENTS

At December 31, 2003 and 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The foreign currency derivatives have a floating interest rate exposure which the company partially hedges by entering into interest rate swaps and forward rate agreements. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                2003                   2002
---------------------------------------------------------------------------------------------------------
                                                             CARRYING       FAIR    Carrying        Fair
                                                               AMOUNT      VALUE      Amount       Value
                                                          -----------------------------------------------
FOREIGN EXCHANGE
Cross-currency swaps
   U.S. dollars                                                    65         65          (8)         (8)
Forward foreign exchange contracts
   U.S. dollars                                                     2          3          (4)         (4)

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$250 million (2002 - US$350 million), principal amounts of forward foreign exchange contracts were US$125 million (2002 - US$225 million). In addition, the company has associated interest rate swaps with notional principal amounts of $311 million (2002 - $309 million) and US$200 million (2002 - US$350 million). The fair value of these interest rate swaps was $1 million (2002 - $(4) million).

RECONCILIATION OF FOREIGN EXCHANGE ADJUSTMENT

DECEMBER 31 (MILLIONS OF DOLLARS)                                                   2003      2002
---------------------------------------------------------------------------------------------------
Balance at beginning of year                                                          14        13
Translation (losses)/gains on foreign currency denominated net assets               (136)        3
Foreign exchange gains/(losses) on derivatives, and other                             82        (2)
                                                                                -------------------
                                                                                     (40)       14
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)               2003                    2002
--------------------------------------------------------------------------------- -----------------------
                                                            CARRYING        FAIR    Carrying        Fair
                                                              AMOUNT       VALUE      Amount       Value
                                                          -----------------------------------------------
FOREIGN EXCHANGE
Cross-currency swaps                                             (26)        (26)         56          56
INTEREST RATE
Interest rate swaps
   Canadian dollars                                                2          15           4          56
   U.S. dollars                                                    -           8          (1)          4

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$282 million (2002 - US$282 million) and the notional principal amounts for interest rate swaps were $964 million (2002 - $874 million) and US$100 million (2002 - US$175 million).

The company manages the foreign exchange risk and interest rate exposure of its other U.S. dollar debt through the use of foreign currency and interest rate derivatives. The fair values of the interest rate derivatives are shown in the table below.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                2003                   2002
---------------------------------------------------------------------------------------------------------
                                                             CARRYING        FAIR    Carrying       Fair
                                                               AMOUNT       VALUE      Amount      Value
                                                           ----------------------------------------------
INTEREST RATE
Interest rate swaps
   U.S. dollars                                                     2          37           2         55

At December 31, 2003, the notional principal amount for interest rate swaps was US$500 million (2002 - US$400 million).

ENERGY PRICE RISK MANAGEMENT

The company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio. The company's portfolio of power, natural gas and heat rate derivatives is primarily comprised of swap, option and forward contracts, with fixed and floating price commitments. Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index. The fair values and notional volumes of the swap, option, forward and heat rate contracts are shown in the tables below.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                2003                   2002
---------------------------------------------------------------------------------------------------------
                                                             CARRYING        FAIR    Carrying       Fair
                                                               AMOUNT       VALUE      Amount      Value
                                                           ----------------------------------------------
Power - swaps                                                      (5)         (5)        (36)       (36)
Gas - swaps, forwards and options                                 (35)        (35)        (28)       (28)
Heat rate contracts                                                61          61          74         74

NOTIONAL VOLUMES AT DECEMBER 31, 2003                        POWER (GWH)(1)              GAS (BCF)(1)
---------------------------------------------------------------------------------------------------------
                                                        PURCHASES       SALES       PURCHASES       SALES
                                                   ------------------------------------------------------
Power - swaps                                               1,390       4,864               -          -
Gas - swaps, forwards and options                               -           -            86.1       88.2
Heat rate contracts                                         2,331         735             1.0       20.3

NOTIONAL VOLUMES AT DECEMBER 31, 2002                          Power (GWh)                Gas (Bcf)
---------------------------------------------------------------------------------------------------------
                                                         Purchases       Sales       Purchases      Sales
                                                   ------------------------------------------------------
Power - swaps                                                  467       5,138              -          -
Gas - swaps, forwards and options                                -           -           86.3       88.6
Heat rate contracts                                          2,848           -              -       24.8

(1)  Gigawatt hours (GWh); billion cubic feet (Bcf).

RISK MANAGEMENT

RISK MANAGEMENT OVERVIEW TCPL and its subsidiaries are exposed to market, financial and counterparty risks in the normal course of their business activities. The risk management function assists in managing these various business activities and the risks associated with these activities. A strong commitment to a risk management culture by management supports this function. TCPL's primary risk management objective is to protect earnings and cash flow and ultimately, shareholder value.

The risk management function is guided by the following principles that are applied to all businesses and risk types:

o BOARD OVERSIGHT Risk strategies, policies and limits are subject to review and approval by TCPL's Board of Directors.

o INDEPENDENT REVIEW Risk-taking activities are subject to independent review, separate from the business lines that initiate the activity.

o ASSESSMENT Processes are in place to ensure that risks are properly assessed at the transaction and counterparty levels.

o REVIEW AND REPORTING Market positions and exposures, and the creditworthiness of counterparties are subject to ongoing review and reporting to executive management.

o ACCOUNTABILITY Business lines are accountable for all risks and the related returns for their particular businesses.

o AUDIT REVIEW Individual risks are subject to internal audit review, with independent reporting to the Audit Committee of TCPL's Board of Directors.

The processes within TCPL's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TCPL's risk taking is consistent with the company's business objectives and risk tolerance. Risks are managed within limits ultimately established by the company's Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TCPL manages market risk exposures in accordance with the company's corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates.

Senior management reviews these exposures and reports to the Audit Committee of TCPL's Board of Directors regularly.

MARKET RISK MANAGEMENT In order to manage market risk exposures created by fixed and variable pricing arrangements at different pricing indices and delivery points, the company enters into offsetting physical positions and derivative financial instruments. Market risks are quantified using value-at-risk methodology and are reviewed weekly by senior management.

FINANCIAL RISK MANAGEMENT TCPL monitors the financial market risk exposures relating to the company's investments in foreign currency denominated net assets, regulated and non-regulated long-term debt portfolios and foreign currency exposure on transactions. The market risk exposures created by these business activities are managed by establishing offsetting positions or through the use of derivative financial instruments.

COUNTERPARTY RISK MANAGEMENT Counterparty risk is the financial loss that the company would experience if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the company. Counterparty risk is mitigated by conducting financial and other assessments to establish a counterparty's creditworthiness, setting exposure limits and monitoring exposures against these limits, and, where warranted, obtaining financial assurances.

The company's counterparty risk management practices and positions are further described under Credit Risk in Note 12 to the Consolidated Financial Statements.

RISKS AND RISK MANAGEMENT RELATED TO THE KYOTO PROTOCOL The Canadian government continues to develop climate change policy that will help it meet its commitment under the Kyoto Protocol. While broad policy mechanisms such as the Domestic Emissions Trading Program for Large Final Emitters have been identified, program details are still undefined. Once these details are finalized, TCPL will be better able to assess the implications on the company.

Over the past several years, TCPL's focus has been, and continues to be, on developing practical options for reducing greenhouse gas (GHG) emissions from the company's facilities. This is being achieved through technical and operational improvements, driven in large part by increased fuel and system efficiencies and the elimination of methane emissions. TCPL's current position is that operating initiatives that reduce GHG at the source are more appropriate than other mechanisms.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS Pursuant to the Sarbanes-Oxley Act as adopted by the U.S. Securities and Exchange Commission, TCPL's management evaluates the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by the annual report on TCPL's Form 40-F, TCPL's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that TCPL's disclosure controls are effective in ensuring that material information relating to TCPL is made known to management on a timely basis, and is included in the annual report on TCPL's Form 40-F.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with the annual report on TCPL's Form 40-F.

CRITICAL ACCOUNTING POLICY

The company accounts for the impacts of rate regulation in accordance with generally accepted accounting principles (GAAP) as outlined in Note 1 to the Consolidated Financial Statements. Three criteria must be met to use these accounting principles: the rates for regulated services or activities must be subject to approval by a regulator; the regulated rates must be designed to recover the cost of providing the services or products; and it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition. The company's management believes that all three of these criteria have been met. The most significant impact from the use of these accounting principles is that in order to achieve a proper matching of revenues and expenses, the timing of recognition of certain expenses and revenues may differ from that otherwise expected under GAAP. The two most significant examples of this relate to the recording of income taxes on the taxes payable basis and the deferral of foreign exchange losses as outlined in the Consolidated Financial Statements' Note 13 and Note 7, respectively.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. TCPL's critical accounting estimates are:

DEFERRED AFTER-TAX GAINS AND REMAINING OBLIGATIONS RELATED TO THE GAS MARKETING BUSINESS TCPL mitigated certain of its remaining exposures associated with the contingent liabilities related to the divested Gas Marketing operations by acquiring from a subsidiary of Mirant Corporation (Mirant) certain contracts under which it still had exposure in 2003, and simultaneously hedging the market price exposures of these contracts. To determine the exposure to these contracts, the company uses estimates, including future market prices, transportation volumes, transportation charges and income taxes. The company remains contingently liable for certain residual obligations. This obligation is further described in Discontinued Operations on page M-38.

DEPRECIATION EXPENSE TCPL's plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives. Depreciation expense for the year ended December 31, 2003 was $914 million. Depreciation expense impacts the Gas Transmission and Power segments of the company. In the Gas Transmission business, depreciation rates are approved by the regulators and recoverable based on the cost of providing the services or products. A change in the estimation of the useful lives of the plant, property and equipment in the Gas Transmission segment would therefore have no material impact on TCPL's net income but would directly impact funds generated from operations.

ACCOUNTING CHANGES

HEDGING RELATIONSHIPS In November 2001, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) issued an Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The AcSB amended this guideline in June 2003 to clarify some aspects and to add an appendix of implementation guidance. The rules under this guideline are substantially similar to the corresponding requirements under Statement of Financial Accounting Standards (SFAS) No. 133 which was adopted by the company for U.S. GAAP purposes, effective January 1, 2001. This accounting guideline will be effective for the company as of January 1, 2004 on a prospective basis. TCPL does not expect the new Canadian requirement to have a significant impact on the company's Consolidated Financial Statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS In November 2002, the CICA issued a new Handbook Section "Disposal of Long-Lived Assets and Discontinued Operations". This section establishes new standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. This section was effective for the company on a prospective basis after May 1, 2003 and did not result in restatement of income for prior periods.

IMPAIRMENT OF LONG-LIVED ASSETS In November 2002, the CICA issued a new Handbook Section "Impairment of Long-Lived Assets". This section establishes new standards for the recognition, measurement and disclosure of the impairment of long-lived assets and establishes new write-down provisions. This section will be effective for the company as of January 1, 2004 and is not expected to have a significant impact on the company's Consolidated Financial Statements.

ASSET RETIREMENT OBLIGATIONS In January 2003, the CICA issued a new Handbook Section "Asset Retirement Obligations". The new section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This standard is substantially similar to the corresponding requirements under SFAS No. 143 which was adopted by the company for U.S. GAAP purposes, effective January 1, 2003. This section will be effective for TCPL as of January 1, 2004. The impact of this standard has been outlined in Note 19 of the Consolidated Financial Statements.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES In June 2003, the AcSB of the CICA issued a new Accounting Guideline "Consolidation of Variable Interest Entities" which requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. For TCPL, the guideline's disclosure requirements are effective as of January 1, 2004 and the consolidation requirements are effective as of January 1, 2005. Adopting the provisions of this guideline is not expected to impact the company's Consolidated Financial Statements.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES In July 2003, the CICA issued a new Handbook Section "Generally Accepted Accounting Principles" which establishes standards for financial reporting in accordance with GAAP. It defines primary sources of GAAP and requires that an entity apply every relevant primary source. This section will be effective for the company as of January 1, 2004 and will require the recognition of additional regulated assets and liabilities but is not expected to have a significant impact on the company's net income.

GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION In July 2003, the CICA issued a new Handbook Section "General Standards of Financial Statement Presentation" which clarifies what constitutes "fair presentation in accordance with GAAP". This section will be effective for the company as of January 1, 2004 and is not expected to have an impact on the company's Consolidated Financial Statements.

OTHER INFORMATION

Additional information relating to TCPL, including the company's Annual Information Form, is posted on SEDAR at www.sedar.com under TransCanada PipeLines Limited.

DISCONTINUED OPERATIONS

FINANCIAL REVIEW

TCPL's Board of Directors approved a plan to dispose of the company's International, Canadian Midstream, and certain other businesses (December Plan) and the disposal of the Gas Marketing business in December 1999 and July 2001, respectively. The company's disposals under both plans were substantially completed at December 31, 2001.

The company's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company approved for disposal under the December Plan will be accounted for as part of continuing operations as of December 31, 2003 due to the length of time it has taken the company to dispose of these assets. It is the intention of the company to continue with its plan to dispose of these investments.

In 2003, the company reviewed the provision for loss on discontinued operations and the deferred gain, taking into consideration the impacts of Mirant filing for bankruptcy protection and the mitigation of certain contingent liabilities referred to below. As a result of this review, TCPL recognized in income in 2003 $50 million of the original approximately $100 million after-tax deferred gain. Any further adjustments to the estimate of the net loss on disposal and the deferred gain will be recognized as a gain or loss from discontinued operations in the period that such changes are determined.

The company's net income/(loss) from discontinued operations in 2002 was nil as the existing provision for loss on discontinued operations was reviewed by the company's management and determined to be appropriate. The company recorded a net loss from discontinued operations in 2001 of $67 million. This amount includes a net loss of $90 million based on management's estimates of proceeds and disposal costs and net earnings of $3 million prior to plan approval, related to the Gas Marketing business. Also included in 2001 is a positive $20 million after-tax adjustment to the December Plan.

TCPL remains contingently liable pursuant to guarantees and obligations under certain contracts that relate to the divested Gas Marketing business. In accordance with the terms of these contracts and in the normal course of business, the company expects the underlying volumes related to the contracts to decrease over time. The contingent liability under these obligations is contingent on certain future events, the occurrence and the amount of which is not determinable. The purchasers of the Gas Marketing business have agreed to indemnify TCPL in the event the company is called upon to perform under the obligations.

SELECTED THREE YEAR CONSOLIDATED FINANCIAL DATA(1)

(MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)                            2003         2002         2001
---------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Revenues                                                                 5,357        5,214        5,275
Net income from continuing operations                                      859          805          753
Net income                                                                 909          805          686
Results by segment
     Gas Transmission                                                      622          653          585
     Power                                                                 220          146          168
     Corporate                                                             (41)         (52)         (67)
   Continuing operations                                                   801          747          686
   Discontinued operations                                                  50            -          (67)
Net income applicable to common shares                                     851          747          619

CASH FLOW STATEMENT
Funds generated from continuing operations                               1,810        1,827        1,624
Capital expenditures and acquisitions
     Continuing operations                                                 961          814        1,025
     Discontinued operations                                                 -           13           52
        Total                                                              961          827        1,077
Dividends and preferred securities charges                                 588          546          517

BALANCE SHEET
ASSETS
Plant, property and equipment
     Gas Transmission                                                   16,098       16,098       16,509
     Power                                                               1,303        1,334        1,110
     Corporate                                                              50           64           66
Total assets
     Continuing operations                                              20,530       19,827       19,629
     Discontinued operations                                                11          139          276

CAPITALIZATION
Long-term debt                                                           9,465        8,815        9,347
Non-recourse debt of joint ventures                                        761        1,222        1,295
Preferred securities (liability component)                                  22          238          237
Preferred securities (equity component)                                    672          674          675
Preferred shares                                                           389          389          389
Common shareholders' equity                                              6,044        5,747        5,426

U.S. GAAP INFORMATION
Net income/(loss)
     Continuing operations                                                 810          774          715
     Discontinued operations                                                50            -          (67)
     Net income                                                            860          774          648
Net income/(loss) per share
     Continuing operations                                               $1.68        $1.57        $1.46
     Discontinued operations                                             $0.11            -       $(0.14)
     Net income applicable to common shares per share - Basic            $1.79        $1.57        $1.32
     Net income applicable to common shares per share - Diluted          $1.79        $1.56        $1.32
Common shareholders' equity                                              5,932        5,642        5,360
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The selected quarterly financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 18 of TCPL's 2003 Audited Consolidated Financial Statements.

                                                                          2003         2002         2001
------------------------------------------------------------------------------- -------------------------
PER COMMON SHARE DATA (dollars)
Net Income - Basic
     Continuing operations                                               $1.66        $1.56        $1.44
     Discontinued operations                                              0.11            -        (0.14)
                                                                    -------------------------------------
                                                                         $1.77        $1.56        $1.30
                                                                    -------------------------------------
Net income - Diluted                                                     $1.77        $1.55        $1.30
                                                                    -------------------------------------
Dividends declared                                                       $1.08        $1.00        $0.90
                                                                    -------------------------------------
PER PREFERRED SHARE DATA (DOLLARS)
Series U Cumulative First Preferred Shares                               $2.80        $2.80        $2.80
Series Y Cumulative First Preferred Shares                               $2.80        $2.80        $2.80

FINANCIAL RATIOS
Earnings to fixed charges(1)                                               2.4          2.4          2.2
Earnings to fixed charges (per U.S.GAAP)(2)                                2.1          2.2          2.0
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) The ratio of earnings to fixed charges is determined by dividing the financial charges incurred by the company (including capitalized interest) into its income from continuing operations before financial charges and income taxes, excluding undistributed income from equity investees.

(2) The ratio is determined in the manner described in (1) above, but utilizing similar information determined in accordance with U.S. GAAP. Differences are described in Note 19 "Significant Differences Between Canadian and U.S. GAAP", to the Consolidated Financial Statements.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(1)

(unaudited - millions of dollars except per share amounts)        FIRST     SECOND      THIRD     FOURTH
----------------------------------------------------------------------------------- ---------------------
2003
Revenues                                                          1,336      1,311      1,391      1,319
Net income applicable to common shares
     Continuing operations                                          208        202        198        193
     Discontinued operations                                          -          -         50          -
                                                               ------------------------------------------
                                                                    208        202        248        193
                                                               ------------------------------------------
                                                               ------------------------------------------
SHARE STATISTICS
Net income per share - Basic and Diluted
     Continuing operations                                         0.43       0.42       0.41       0.40
     Discontinued operations                                          -          -       0.11          -
                                                               ------------------------------------------
                                                                   0.43       0.42       0.52       0.40
                                                               ------------------------------------------
                                                               ------------------------------------------
2002
OPERATING RESULTS
Revenues                                                          1,246      1,345      1,285      1,338
Net income applicable to common shares
     Continuing operations                                          187        205        175        180
     Discontinued operations                                          -          -          -          -
                                                               ------------------------------------------
                                                                    187        205        175        180
                                                               ------------------------------------------
                                                               ------------------------------------------
SHARE STATISTICS
Net income per share - Basic
     Continuing operations                                        $0.39      $0.43      $0.37      $0.37
     Discontinued operations                                          -          -          -          -
                                                               ------------------------------------------
                                                                  $0.39      $0.43      $0.37      $0.37
                                                               ------------------------------------------
                                                               ------------------------------------------
Net income per share - Diluted                                    $0.39      $0.43      $0.36      $0.37
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) The selected annual financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 18 of TCPL's 2003 Audited Consolidated Financial Statements.

FORWARD-LOOKING INFORMATION

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission. TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                          TransCanada PipeLines Limited

                        Consolidated Financial Statements
                                December 31, 2003

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

Management has prepared Management's Discussion and Analysis (MD&A) which is based on the Company's financial results prepared in accordance with Canadian GAAP. It compares the Company's financial performance in 2003 to 2002 and should be read in conjunction with the consolidated financial statements and accompanying notes. In addition, significant changes between 2002 and 2001 are highlighted. Note 19 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

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

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least five times during the year with Management and independently with each of the internal and external auditors and as a group to review any significant accounting, internal control and auditing matters. The Audit Committee reviews the consolidated financial statements with Management and the external auditors before the consolidated financial statements are submitted to the Board of Directors for approval. The internal and external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors' Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholder.

The independent external auditors, KPMG LLP, have been appointed by the shareholder to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles. The report of KPMG LLP on page 7 outlines the scope of their examination and their opinion on the consolidated financial statements.


/s/ Harold N. Kvisle                   /s/ Russell K. Girling
-----------------------------          -----------------------------------------
Harold N. Kvisle                       Russell K. Girling
President and                          Executive Vice-President, Corporate
Chief Executive Officer                Development and Chief Financial Officer

February 23, 2004

                          TRANSCANADA PIPELINES LIMITED
                               CONSOLIDATED INCOME

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)                   2003          2002           2001
--------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                               5,357         5,214          5,275

OPERATING EXPENSES
Cost of sales                                                                            692           627            712
Other costs and expenses                                                               1,682         1,546          1,618
Depreciation                                                                             914           848            793
                                                                                ------------------------------------------
                                                                                       3,288         3,021          3,123
                                                                                ------------------------------------------
OPERATING INCOME                                                                       2,069         2,193          2,152

OTHER EXPENSES/(INCOME)
Financial charges (NOTE 7)                                                               821           867            889
Financial charges of joint ventures                                                       77            90            107
Equity income (NOTE 6)                                                                  (165)          (33)           (24)
Interest and other income                                                                (60)          (53)           (53)
                                                                                ------------------------------------------
                                                                                         673           871            919
                                                                                ------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
AND NON-CONTROLLING INTERESTS                                                          1,396         1,322          1,233
INCOME TAXES (NOTE 13)                                                                   535           517            480
NON-CONTROLLING INTERESTS                                                                  2             -              -
                                                                                ------------------------------------------
NET INCOME FROM CONTINUING OPERATIONS                                                    859           805            753
NET INCOME/(LOSS) FROM DISCONTINUED OPERATIONS (NOTE 18)                                  50             -            (67)
                                                                                ------------------------------------------
NET INCOME                                                                               909           805            686
PREFERRED SECURITIES CHARGES                                                              36            36             45
PREFERRED SHARE DIVIDENDS                                                                 22            22             22
                                                                                ------------------------------------------
NET INCOME APPLICABLE TO COMMON SHARES                                                   851           747            619
                                                                                ------------------------------------------
                                                                                ------------------------------------------
NET INCOME/(LOSS) APPLICABLE TO COMMON SHARES
Continuing operations                                                                    801           747            686
Discontinued operations                                                                   50             -            (67)
                                                                                ------------------------------------------
                                                                                         851           747            619
                                                                                ------------------------------------------
                                                                                ------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                                                   TRANSCANADA PIPELINES LIMITED
                                                      CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                             2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------
CASH GENERATED FROM OPERATIONS
Net income from continuing operations                                                     859           805           753
Depreciation                                                                              914           848           793
Future income taxes                                                                       230           247           127
Equity income in excess of distributions received                                        (128)           (6)            -
Other                                                                                     (65)          (67)          (49)
                                                                                ------------------------------------------
Funds generated from continuing operations                                              1,810         1,827         1,624
Decrease in operating working capital (NOTE 16)                                           112            33           170
                                                                                ------------------------------------------
Net cash provided by continuing operations                                              1,922         1,860         1,794
Net cash (used in)/provided by discontinued operations                                    (17)           59          (659)
                                                                                ------------------------------------------
                                                                                        1,905         1,919         1,135
                                                                                ------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                                     (391)         (599)         (492)
Acquisitions, net of cash acquired                                                       (570)         (228)         (585)
Disposition of assets                                                                       -             -         1,170
Deferred amounts and other                                                               (190)         (115)           30
                                                                                ------------------------------------------
Net cash (used in)/provided by investing activities                                    (1,151)         (942)          123
                                                                                ------------------------------------------
FINANCING ACTIVITIES
Dividends and preferred securities charges                                               (588)         (546)         (517)
Advances from parent                                                                       46             -             -
Notes payable(repaid)/issued, net                                                         (62)          (46)          186
Long-term debt issued                                                                     930             -             -
Reduction of long-term debt                                                              (744)         (486)         (793)
Non-recourse debt of joint ventures issued                                                 60            44            23
Reduction of non-recourse debt of joint ventures                                          (71)          (80)         (132)
Redemption of junior subordinated debentures                                             (218)            -             -
Common shares issued                                                                       18            50            24
Partnership units of joint ventures issued                                                  -             -            59
Preferred securities redeemed                                                               -             -          (318)
                                                                                ------------------------------------------
Net cash used in financing activities                                                    (629)       (1,064)       (1,468)
                                                                                ------------------------------------------
INCREASE/(DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                                    125           (87)         (210)

CASH AND SHORT-TERM INVESTMENTS
Beginning of year                                                                         212           299           509
                                                                                ------------------------------------------
CASH AND SHORT-TERM INVESTMENTS
End of year                                                                               337           212           299
                                                                                ------------------------------------------
                                                                                ------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                          TRANSCANADA PIPELINES LIMITED
                           CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS OF DOLLARS)                                                                   2003           2002
--------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                                                                      337            212
Accounts receivable                                                                                  603            691
Inventories                                                                                          165            178
Other                                                                                                 88            107
                                                                                ------------------------------------------
                                                                                                   1,193          1,188
LONG-TERM INVESTMENTS (NOTE 6)                                                                       733            345
PLANT, PROPERTY AND EQUIPMENT (NOTES 3, 7 AND 8)                                                  17,451         17,496
OTHER ASSETS (NOTE 4)                                                                              1,164            937
                                                                                ------------------------------------------
                                                                                                  20,541         19,966
                                                                                ------------------------------------------
                                                                                ------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (NOTE 14)                                                                              367            297
Accounts payable                                                                                   1,069            990
Accrued interest                                                                                     208            227
Current portion of long-term debt (NOTE 7)                                                           550            517
Current portion of non-recourse debt of joint ventures (NOTE 8)                                       19             75
                                                                                ------------------------------------------
                                                                                                   2,213          2,106
DEFERRED AMOUNTS                                                                                     466            549
LONG-TERM DEBT (NOTE 7)                                                                            9,465          8,815
FUTURE INCOME TAXES (NOTE 13)                                                                        427            226
NON-RECOURSE DEBT OF JOINT VENTURES (NOTE 8)                                                         761          1,222
PREFERRED SECURITIES (NOTE 9)                                                                         22            238
                                                                                ------------------------------------------
                                                                                                  13,354         13,156
                                                                                ------------------------------------------

NON-CONTROLLING INTERESTS                                                                             82              -

SHAREHOLDERS' EQUITY
Preferred securities (NOTE 9)                                                                        672            674
Preferred shares (NOTE 10)                                                                           389            389
Common shares (NOTE 11)                                                                            4,632          4,614
Contributed surplus                                                                                  267            265
Retained earnings                                                                                  1,185            854
Foreign exchange adjustment (NOTE 12)                                                                (40)            14
                                                                                ------------------------------------------
                                                                                                   7,105          6,810
                                                                                ------------------------------------------
COMMITMENTS, CONTINGENCIES AND GUARANTEES (NOTE 17)
                                                                                                  20,541         19,966
                                                                                ------------------------------------------
                                                                                ------------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

Harold N. Kvisle                       Harry G. Schaefer
Director                               Director

                          TRANSCANADA PIPELINES LIMITED
                         CONSOLIDATED RETAINED EARNINGS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                             2003         2002          2001
-------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                              854          586           395
Net income                                                                                909          805           686
Preferred securities charges                                                              (36)         (36)          (45)
Preferred share dividends                                                                 (22)         (22)          (22)
Common share dividends                                                                   (520)        (479)         (428)
                                                                                  ---------------------------------------
                                                                                        1,185          854           586
                                                                                  ---------------------------------------
                                                                                  ---------------------------------------

The accompanying notes to the consolidated financial statements are an integral part of these statements.

AUDITORS' REPORT

TO THE SHAREHOLDER OF TRANSCANADA PIPELINES LIMITED

We have audited the consolidated balance sheets of TransCanada PipeLines Limited as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


CHARTERED ACCOUNTANTS
Calgary, Canada


February 23, 2004

                          TRANSCANADA PIPELINES LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TransCanada PipeLines Limited (the Company or TCPL) is a leading North American energy company. TCPL operates in two business segments, Gas Transmission and Power, each of which offers different products and services.

GAS TRANSMISSION

The Gas Transmission segment owns and operates a natural gas transmission system in Alberta (the Alberta System), a natural gas transmission system extending from the Alberta border east into Quebec (the Canadian Mainline), a natural gas transmission system extending from the Alberta border west into southeastern British Columbia (the BC System), and a natural gas transmission system extending from central Alberta to the British Columbia, Saskatchewan and the United States borders (the Foothills System). Gas Transmission also holds the Company's investments in other natural gas pipelines in Canada and the U.S. In addition, Gas Transmission investigates and develops new natural gas transmission, storage and liquefied natural gas regasification facilities in Canada and the U.S.

POWER

The Power segment builds, owns and operates electrical power generation plants, and markets electricity. Power also holds the Company's investments in other electrical power generation plants. This business operates in Canada and the U.S.

NOTE 1 ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by Management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 19. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

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

BASIS OF PRESENTATION

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TCPL were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the year ended December 31, 2003 include the accounts of TCPL, the consolidated accounts of all subsidiaries, and TCPL's proportionate share of the accounts of the Company's joint venture investments.

On August 15, 2003, the Company acquired the remaining interests in Foothills Pipe Lines Ltd. and its subsidiaries (Foothills) previously not held by TCPL, and Foothills was consolidated subsequent to that date. On December 3, 2003, TCPL increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to 61.7 per cent. Subsequent to the acquisition, Portland was fully consolidated in the Company's financial statements with 38.3 per cent reflected in non-controlling interests.

TCPL uses the equity method of accounting for investments over which the Company is able to exercise significant influence.

REGULATION

The Alberta System is regulated by the Alberta Energy and Utilities Board (EUB), and the Canadian Mainline, the BC System, the Foothills System, and Trans Quebec & Maritimes Pipeline Inc. (Trans Quebec & Maritimes) are subject to the authority of the National Energy Board (NEB). All Canadian natural gas transmission operations are regulated with respect to the determination of tolls, construction and operations. In December 2002, the NEB approved TCPL's application for the Canadian Mainline to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, subsequent to the NEB's decision on the 2003 Tolls and Tariff Application, it approved interim tolls for the period September 1, 2003 to December 31, 2003. The NEB determined that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's Fair Return Review and Variance Application. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision. The natural gas pipelines in the United States and certain power plants are also subject to the authority of regulatory bodies. In order to achieve a proper matching of revenues and expenses, the timing of recognition of certain revenues and expenses in these businesses may differ from that otherwise expected under generally accepted accounting principles.

CASH AND SHORT-TERM INVESTMENTS

The Company's short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

INVENTORIES

Inventories are carried at the lower of average cost or net realizable value and primarily consist of materials and supplies including spare parts, and storage gas.

PLANT, PROPERTY AND EQUIPMENT

GAS TRANSMISSION

Plant, property and equipment of natural gas transmission operations are carried at cost. Depreciation is calculated on the straight-line basis. Pipeline and compression equipment are depreciated at annual rates ranging from two to five per cent and metering and other plant are depreciated at various rates. Removal and site restoration costs are not determinable and will be recorded when reasonably estimable. An allowance for funds used during construction, using the rate of return on rate base approved by the regulators, is capitalized and included in the cost of gas transmission plant.

POWER

Plant, property and equipment in the Power business are recorded at cost and depreciated on the straight-line basis over estimated service lives at average annual rates ranging from two to five per cent. Interest is capitalized on significant capital projects.

CORPORATE

Corporate plant, property and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives at average annual rates ranging from three to twenty per cent.

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

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative and other financial instruments to manage its exposure to changes in foreign currency exchange rates, interest rates and energy commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for Alberta System, Canadian Mainline and the Foothills System exposures is determined through the regulatory process.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivative substantially offset the changes in the cash flows of the hedged position and the timing of the cash flows is similar. Effectiveness for fair value hedges is achieved if the fair value of the derivative substantially offsets changes in the fair value attributable to the hedged item. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

EMPLOYEE BENEFIT PLANS

The Company sponsors defined benefit pension plans. The cost of defined benefit pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are measured at fair value. The expected return on pension plan assets is determined using market-related values. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain or loss over 10 per cent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees. The Company previously sponsored two additional plans, a defined contribution plan and a combination of the defined benefit and defined contribution plans, which were effectively terminated at December 31, 2002.

NOTE 2 SEGMENTED INFORMATION

NET INCOME/(LOSS)(1)

                                                                           Gas
                                                                  Transmission       Power    Corporate           Total
 ----------------------------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2003 (MILLIONS OF DOLLARS)
 Revenues                                                               3,956       1,401            -           5,357
 Cost of sales(2)                                                           -        (692)           -            (692)
 Other costs and expenses                                              (1,270)       (405)          (7)         (1,682)
 Depreciation                                                            (831)        (82)          (1)           (914)
                                                              ---------------------------------------------------------
 Operating income/(loss)                                                1,855         222           (8)          2,069
 Financial and preferred equity charges and non-controlling
    interests                                                            (781)        (11)         (89)           (881)
 Financial charges of joint ventures                                      (76)         (1)           -             (77)
 Equity income                                                             66          99            -             165
 Interest and other income                                                 17          14           29              60
 Income taxes                                                            (459)       (103)          27            (535)
                                                              ---------------------------------------------------------
 Continuing Operations                                                    622         220          (41)            801
                                                              ------------------------------------------
                                                              ------------------------------------------
 Discontinued Operations                                                                                            50
                                                                                                        ---------------
 Net Income Applicable to Common Shares                                                                            851
                                                                                                        ---------------
                                                                                                        ---------------
 YEAR ENDED DECEMBER 31, 2002 (MILLIONS OF DOLLARS)
 Revenues                                                               3,921       1,293            -           5,214
 Cost of sales(2)                                                           -        (627)           -            (627)
 Other costs and expenses                                              (1,166)       (371)          (9)         (1,546)
 Depreciation                                                            (783)        (65)           -            (848)
                                                              ---------------------------------------------------------
 Operating income/(loss)                                                1,972         230           (9)          2,193
 Financial and preferred equity charges and non-controlling
    interests                                                            (821)        (13)         (91)           (925)
 Financial charges of joint ventures                                      (90)          -            -             (90)
 Equity income                                                             33           -            -              33
 Interest and other income                                                 17          13           23              53
 Income taxes                                                            (458)        (84)          25            (517)
                                                              ---------------------------------------------------------
 Continuing Operations                                                    653         146          (52)            747
                                                              ------------------------------------------
                                                              ------------------------------------------
 Discontinued Operations                                                                                             -
                                                                                                        ---------------
 Net Income Applicable to Common Shares                                                                            747
                                                                                                        ---------------
                                                                                                        ---------------
 YEAR ENDED DECEMBER 31, 2001 (MILLIONS OF DOLLARS)
 Revenues                                                               3,880       1,395            -           5,275
 Cost of sales(2)                                                           -        (712)           -            (712)
 Other costs and expenses                                              (1,226)       (361)         (31)         (1,618)
 Depreciation                                                            (753)        (37)          (3)           (793)
                                                              ---------------------------------------------------------
 Operating income/(loss)                                                1,901         285          (34)          2,152
 Financial and preferred equity charges and non-controlling
    interests                                                            (856)        (15)         (85)           (956)
 Financial charges of joint ventures                                      (98)         (9)           -            (107)
 Equity income                                                             24           -            -              24
 Interest and other income                                                  6          13           34              53
 Income taxes                                                            (392)       (106)          18            (480)
                                                              ---------------------------------------------------------
 Continuing Operations                                                    585         168          (67)            686
                                                              ------------------------------------------
                                                              ------------------------------------------
 Discontinued Operations                                                                                           (67)
                                                                                                        ---------------
 Net Income Applicable to Common Shares                                                                            619
                                                                                                        ---------------
                                                                                                        ---------------

(1) In determining the net income of each segment, certain expenses such as indirect financial charges and related income taxes are not allocated to business segments.

(2)  Cost of sales is comprised of commodity purchases for resale.

TOTAL ASSETS

DECEMBER 31 (MILLIONS OF DOLLARS)                                                      2003          2002
----------------------------------------------------------------------------------------------------------
Gas Transmission                                                                     16,972        16,979
Power                                                                                 2,746         2,391
Corporate                                                                               812           457
                                                                                --------------------------
Continuing Operations                                                                20,530        19,827
Discontinued Operations                                                                  11           139
                                                                                --------------------------
                                                                                     20,541        19,966
                                                                                --------------------------
                                                                                --------------------------

GEOGRAPHIC INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                           2003       2002(4)          2001
------------------------------------------------------------------------------------------------------------------------
REVENUES(3)
Canada - domestic                                                                     3,257         2,731         3,303
Canada - export                                                                       1,293         1,641         1,329
United States                                                                           807           842           643
                                                                                ----------------------------------------
                                                                                      5,357         5,214         5,275
                                                                                ----------------------------------------
                                                                                ----------------------------------------

(3) Revenues are attributed to countries based on country of origin of product or service.

(4) Canada - domestic revenues were reduced in 2002 as a result of transportation service credits of $662 million. These services were discontinued in 2003.

PLANT, PROPERTY AND EQUIPMENT

DECEMBER 31 (MILLIONS OF DOLLARS)                                                     2003          2002
----------------------------------------------------------------------------------------------------------
Canada                                                                              15,193        15,479
United States                                                                        2,258         2,017
                                                                                --------------------------
                                                                                    17,451        17,496
                                                                                --------------------------
                                                                                --------------------------

CAPITAL EXPENDITURES

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                          2003          2002          2001
------------------------------------------------------------------------------------------------------------------------
Gas Transmission                                                                       256           382           285
Power                                                                                  132           193           121
Corporate and Other                                                                      3            24            86
                                                                                ----------------------------------------
                                                                                       391           599           492
                                                                                ----------------------------------------
                                                                                ----------------------------------------

NOTE 3 PLANT, PROPERTY AND EQUIPMENT

December 31                                              2003                                          2002
                                     ---------------------------------------------   -------------------------------------------
(MILLIONS OF DOLLARS)                               ACCUMULATED         NET                         Accumulated        Net
                                          COST      DEPRECIATION     BOOK VALUE           Cost      Depreciation    Book Value
----------------------------------------------------------------------------------   ------------------------------------------
GAS TRANSMISSION
Alberta System
   Pipeline                                4,934          1,908            3,026           4,922          1,755           3,167
   Compression                             1,507            549              958           1,517            479           1,038
   Metering and other                        862            211              651             919            237             682
                                     --------------------------------------------    -------------------------------------------
                                           7,303          2,668            4,635           7,358          2,471           4,887
   Under construction                         13              -               13               4              -               4
                                     --------------------------------------------    -------------------------------------------
                                           7,316          2,668            4,648           7,362          2,471           4,891
                                     --------------------------------------------    -------------------------------------------
Canadian Mainline
   Pipeline                                8,683          3,176            5,507           8,674          2,933           5,741
   Compression                             3,318            832            2,486           3,291            709           2,582
   Metering and other                        404            132              272             429            118             311
                                     --------------------------------------------    -------------------------------------------
                                          12,405          4,140            8,265          12,394          3,760           8,634
   Under construction                         12              -               12              15              -              15
                                     --------------------------------------------    -------------------------------------------
                                          12,417          4,140            8,277          12,409          3,760           8,649
                                     --------------------------------------------    -------------------------------------------
Foothills(1)
   Pipeline                                  834            286              548
   Compression                               378            130              248
   Metering and other                        185            115               70
                                     --------------------------------------------
                                           1,397            531              866
                                     --------------------------------------------
Other Gas                                  3,359          1,052            2,307           4,191          1,633           2,558
                                     --------------------------------------------    -------------------------------------------
                                          24,489          8,391           16,098          23,962          7,864          16,098
                                     --------------------------------------------    -------------------------------------------
POWER
   Power generation facilities             1,439            381            1,058           1,489            398           1,091
   Other                                      77             41               36              77             38              39
                                     --------------------------------------------    -------------------------------------------
                                           1,516            422            1,094           1,566            436           1,130
   Under construction                        209              -              209             204              -             204
                                     --------------------------------------------    -------------------------------------------
                                           1,725            422            1,303           1,770            436           1,334
                                     --------------------------------------------    -------------------------------------------
CORPORATE                                    122             72               50             120             56              64
                                     --------------------------------------------    -------------------------------------------
                                          26,336          8,885           17,451          25,852          8,356          17,496
                                     --------------------------------------------    -------------------------------------------
                                     --------------------------------------------    -------------------------------------------

(1) On August 15, 2003, the Company acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated in the Company's financial statements subsequent to that date.

NOTE 4 OTHER ASSETS

DECEMBER 31 (MILLIONS OF DOLLARS)                         2003          2002
-----------------------------------------------------------------------------
PPAs - Canada(1)                                           278           297
PPAs - U.S.(1)                                             248           325
Hedge contracts                                            166            99
Loans and advances                                         111             -
Pension asset                                              143            70
Other                                                      218           146
                                                   --------------------------
                                                         1,164           937
                                                   --------------------------
                                                   --------------------------

(1) The following amounts related to the PPAs are included in the consolidated financial statements.

                                                         2003                                    2002
                                        ---------------------------------------  -------------------------------------
                                                    ACCUMULATED        NET                  Accumulated        Net
DECEMBER 31 (MILLIONS OF DOLLARS)           COST   AMORTIZATION    BOOK VALUE       Cost   Amortization    Book Value
--------------------------------------  ---------------------------------------  -------------------------------------
PPAs - Canada                                329             51           278        329             32           297
PPAs - U.S.                                  276             28           248        339             14           325

Amortization expense with respect to the PPAs was $37 million for the year ended December 31, 2003 (2002 - $28 million; 2001 - $18 million). In 2002, the Company acquired $114 million of PPAs - U.S.

NOTE 5 JOINT VENTURE INVESTMENTS

                                                                                  TCPL's Proportionate Share
                                                                     -----------------------------------------------------
                                                                             Income Before                   Net
                                                                             Income Taxes                   Assets
                                                                       Year ended December 31           December 31
                                                       Ownership     ------------------------------  ---------------------
(MILLIONS OF DOLLARS)                                   Interest        2003       2002       2001        2003       2002
-----------------------------------------------------------------    ------------------------------  ---------------------
GAS TRANSMISSION
Great Lakes                                                50.0% (1)      81        102         89         419        492
Iroquois                                                   41.0% (2)      31         30         27         169        160
TC PipeLines, LP                                           33.4%          21         24         23         130        158
Trans Quebec & Maritimes                                   50.0%          14         13         15          77         79
CrossAlta                                                  60.0% (1)      11         21         15          41         35
Foothills                                                        (3)      19         29         26           -        204
Other                                                    Various           7          7          4          22         17
POWER
TransCanada Power, L.P.                                    35.6% (4)      25         26         21         234        244
ASTC Power Partnership                                     50.0% (5)       -          -          -          99        105
                                                                     ------------------------------  ---------------------
                                                                         209        252        220       1,191      1,494
                                                                     ------------------------------  ---------------------
                                                                     ------------------------------  ---------------------

(1) Great Lakes Gas Transmission Limited Partnership (Great Lakes); CrossAlta Gas Storage & Services Ltd. (CrossAlta).

(2) In May 2001, the Company increased its interest in Iroquois Gas Transmission System (Iroquois) from 35.0 per cent to 41.0 per cent.

(3) On August 15, 2003, the Company acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated subsequent to that date.

(4) In October 2001, the Company's interest in TransCanada Power, L.P. decreased from 41.6 per cent to 35.6 per cent.

(5) In December 2001, the Company purchased 50.0 per cent of ASTC Power Partnership, which is located in Alberta and holds a power purchase arrangement. In 2002, the underlying power volume related to the 50.0 per cent ownership interest in the Partnership was effectively transferred to TCPL.

Consolidated retained earnings at December 31, 2003 include undistributed earnings from these joint ventures of $509 million (2002 - $433 million).

SUMMARIZED FINANCIAL INFORMATION OF JOINT VENTURES

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------------
INCOME
Revenues                                                                                       623           680           592
Other costs and expenses                                                                      (275)         (251)         (172)
Depreciation                                                                                   (96)         (119)         (119)
Financial charges and other                                                                    (43)          (58)          (81)
                                                                                       ----------------------------------------
Proportionate share of income before income taxes of joint ventures                            209           252           220
                                                                                       ----------------------------------------
                                                                                       ----------------------------------------

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS
Operations                                                                                     272           323           279
Investing activities                                                                          (124)         (125)           21
Financing activities                                                                          (156)         (210)         (291)
                                                                                       ----------------------------------------
Proportionate share of (decrease)/increase in cash and short-term investments of
   joint ventures                                                                               (8)          (12)            9
                                                                                       ----------------------------------------
                                                                                       ----------------------------------------

DECEMBER 31 (MILLIONS OF DOLLARS)                                                             2003          2002
-----------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Cash and short-term investments                                                                 55            63
Other current assets                                                                           122           127
Long-term investments                                                                          118           148
Plant, property and equipment                                                                1,688         2,503
Other assets and deferred amounts (net)                                                        114           103
Current liabilities                                                                            (94)         (164)
Non-recourse debt                                                                             (761)       (1,222)
Future income taxes                                                                            (51)          (64)
                                                                                       --------------------------
Proportionate share of net assets of joint ventures                                          1,191         1,494
                                                                                       --------------------------
                                                                                       --------------------------

NOTE 6 LONG-TERM INVESTMENTS

                                                                                          TCPL's Share
                                                                     -----------------------------------------------------
                                                                              Income From                   Equity
                                                                          Equity Investments             Investments
                                                                        Year ended December 31           December 31
                                                       Ownership     -----------------------------------------------------
(MILLIONS OF DOLLARS)                                   Interest        2003       2002       2001        2003       2002
--------------------------------------------------------------------------------------------------------------------------
EQUITY INVESTMENTS
POWER
Bruce Power L.P.                                           31.6%          99          -          -         513          -
GAS TRANSMISSION
Northern Border                                            10.0% (1)      22         25         23         103        129
TransGas de Occidente S.A.                                 46.5%          27          5          2          80         75
Portland                                                   61.7% (2)      14          2         (1)          -         68
Other                                                    Various           3          1          -          37         73
                                                                     ------------------------------  ---------------------
                                                                         165         33         24         733        345
                                                                     ------------------------------  ---------------------
                                                                     ------------------------------  ---------------------

(1) The Northern Border equity investment effective ownership interest of 10.0 per cent is the result of the Company holding a 33.4 per cent interest in TC PipeLines, LP, which holds a 30.0 per cent interest in Northern Border Pipeline Company (Northern Border).

(2) In September 2003, the Company increased its ownership interest in Portland from 33.3 per cent to 43.4 per cent. In December 2003, the Company increased its ownership interest to 61.7 per cent and the investment was fully consolidated subsequent to that date.

Consolidated retained earnings at December 31, 2003 include undistributed earnings from these equity investments of $166 million (2002 - $47 million).

INVESTMENT IN BRUCE POWER L.P.

On February 14, 2003, the Company acquired a 31.6 per cent interest in Bruce Power L.P. (Bruce Power) for $409 million, including closing adjustments. As part of the acquisition, the Company also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to Ontario Power Generation. The resulting note receivable from Bruce Power is recorded in Other Assets.

The purchase price of the Company's 31.6 per cent interest in Bruce Power has been allocated as follows.

PURCHASE PRICE ALLOCATION

(MILLIONS OF DOLLARS)
-------------------------------------------------------------------------
Net book value of assets acquired                                    281
Capital lease                                                        301
Power sales agreements                                              (131)
Pension liability and other                                          (42)
                                                              -----------
                                                                     409
                                                              -----------
                                                              -----------

The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the capital lease of the Bruce Power plant which will be amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements will be amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 - $38 million; 2004 - $37 million; 2005 - $25 million; 2006 - $29 million; and 2007 - $2 million. The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual amortization of $3 million.

NOTE 7 LONG-TERM DEBT

                                                                             2003                              2002
                                                               ---------------------------------- --------------------------------
                                                                                        WEIGHTED                         Weighted
                                                                                         AVERAGE                          Average
                                                      Maturity        OUTSTANDING       INTEREST        Outstanding      Interest
                                                         Dates     DECEMBER 31(1)        RATE(2)     December 31(1)       Rate(2)
------------------------------------------------------------------------------------------------- --------------------------------
ALBERTA SYSTEM
Debentures and Notes
   Canadian dollars                               2007 to 2024                627          11.6%               798          11.0%
   U.S. dollars (2003 and 2002 - US$500)          2004 to 2023                646           8.3%               790           8.3%
Medium-Term Notes
   Canadian dollars                               2005 to 2030                767           7.4%               767           7.4%
   U.S. dollars (2003 and 2002 - US$233)          2026 to 2029                301           7.7%               368           7.7%
Unsecured Loans
   U.S. dollars (2003 - nil; 2002 - US$107)               2003                  -                              169           2.1%
                                                               -------------------                -----------------
                                                                            2,341                            2,892
Foreign exchange differential recoverable
   through the tollmaking process                                             (16)                            (271)
                                                               -------------------                -----------------
                                                                            2,325                            2,621
                                                               -------------------                -----------------
CANADIAN MAINLINE
First Mortgage Pipe Line Bonds
   Pounds Sterling (2003 and 2002 -(pound)25)             2007                 58          16.5%                64          16.5%
Debentures
   Canadian dollars                               2008 to 2020              1,354          10.9%             1,354          10.9%
   U.S. dollars (2003 and 2002 - US$800)          2012 to 2023              1,034           9.2%             1,264           9.2%
Medium-Term Notes
   Canadian dollars                               2004 to 2031              2,312           6.9%             2,405           7.0%
   U.S. dollars (2003 and 2002 - US$120)                  2010                155           6.1%               190           6.1%
                                                               -------------------                -----------------
                                                                            4,913                            5,277
Foreign exchange differential recoverable
   through the tollmaking process                                             (60)                            (330)
                                                               -------------------                -----------------
                                                                            4,853                            4,947
                                                               -------------------                -----------------
FOOTHILLS(3)
Senior Secured Notes                                      2005                 80           4.3%
Senior Unsecured Notes                            2005 to 2014                300           4.7%
                                                               -------------------
                                                                              380
                                                               -------------------
PORTLAND(4)
Senior Secured Notes
   U.S. dollars (2003 - US$271)                           2018                350           5.9%
                                                               -------------------
OTHER
Medium-Term Notes
   Canadian dollars                               2005 to 2030                592           6.2%               342           6.6%
   U.S. dollars (2003 and  2002 - US$665)         2004 to 2025                859           6.8%             1,050           6.8%
Subordinated Debentures
   U.S. dollars (2003 and 2002 - US$57)                   2006                 74           9.1%                90           9.1%
Unsecured Loans, Debentures and Notes
   Canadian dollars                                       2003                  -                              110           8.4%
   U.S. dollars (2003 - US$446; 2002 -
      US$109)                                     2006 to 2013                582           4.9%               172           8.3%
                                                               -------------------                -----------------
                                                                            2,107                            1,764
                                                               -------------------                -----------------
                                                                           10,015                            9,332
Less:  Current Portion of Long-Term Debt                                      550                              517
                                                               -------------------                -----------------
                                                                            9,465                            8,815
                                                               -------------------                -----------------
                                                               -------------------                -----------------

(1) Amounts outstanding are stated in millions of Canadian dollars; amounts denominated in currencies other than Canadian dollars are stated in millions.

(2) Weighted average interest rates are stated as at the respective outstanding dates. The effective weighted average interest rates resulting from swap agreements are as follows: Alberta System U.S. dollar unsecured loans in 2002 - 8.3 per cent; Foothills senior unsecured notes - 5.8 per cent; Portland senior secured notes - 6.2 per cent; Other U.S. dollar subordinated debentures - 9.0 per cent (2002 - 9.0 per cent); and Other U.S. dollar unsecured loans, debentures and notes - 5.2 per cent.

(3) On August 15, 2003, the Company acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated in the Company's financial statements subsequent to that date.

(4) On December 3, 2003, TCPL increased its ownership interest in Portland from 43.4 per cent to 61.7 per cent. The investment was fully consolidated in the Company's financial statements subsequent to that date.

PRINCIPAL REPAYMENTS

Principal repayments on the long-term debt of the Company approximate: 2004 - $550 million; 2005 - $702 million; 2006 - $399 million; 2007 - $611 million; and
2008 - $542 million.

UNIVERSAL SHELF PROGRAMS

At December 31, 2003, $1.6 billion of common shares, preferred shares and/or debt securities including medium-term notes could be issued under TCPL's universal shelf program in Canada and US$650 million of debt securities could be issued under TCPL's universal shelf program in the U.S. During 2003, $450 million of medium-term notes and US$350 million of senior unsecured notes were issued under these programs.

ALBERTA SYSTEM

DEBENTURES

Debentures amounting to $225 million have retraction provisions which entitle the holders to require redemption of up to 8 per cent of the then outstanding principal plus accrued and unpaid interest on specified repayment dates. No redemptions have been made to December 31, 2003.

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

FOOTHILLS

SENIOR SECURED NOTES

Foothills has issued and pledged to the banks a demand debenture in the principal amount of $200 million as security for funds advanced under the credit agreement. Foothills has also granted a floating charge on its undertakings, property and assets.

OTHER

MEDIUM-TERM NOTES

Medium-term notes amounting to US$145 million and $150 million have retraction provisions which entitle the holders to require redemption of the principal plus accrued and unpaid interest in 2004 and 2005, respectively. The Company also has the option to redeem the US$145 million medium-term notes in 2004. If the U.S. dollar medium-term notes remain outstanding, the interest rate will change in 2004 from 6.4 per cent to 6.1 per cent plus a market-based corporate credit spread.

FINANCIAL CHARGES

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt                                                                     801           850           890
Regulatory deferrals and amortizations                                                         (14)          (17)          (30)
Short-term interest and other financial charges                                                 34            34            38
                                                                                       -----------------------------------------
                                                                                               821           867           898
Financial charges - discontinued operations                                                      -             -            (9)
                                                                                       -----------------------------------------
                                                                                               821           867           889
                                                                                       -----------------------------------------
                                                                                       -----------------------------------------

The Company made interest payments of $846 million for the year ended December 31, 2003 (2002 - $866 million; 2001 - $936 million). The Company capitalized $9 million of interest for the year ended December 31, 2003 (2002 and 2001 - nil).

NOTE 8 NON-RECOURSE DEBT OF JOINT VENTURES

                                                                              2003                               2002
                                                                 --------------------------------  --------------------------------
                                                                                        WEIGHTED                          Weighted
                                                                                         AVERAGE                           Average
                                                        Maturity       OUTSTANDING      INTEREST       Outstanding        Interest
                                                           Dates    DECEMBER 31(1)       RATE(2)      December 31(1)       Rate(2)
-------------------------------------------------------------------------------------------------  --------------------------------
GREAT LAKES
Senior Unsecured Notes
   (2003 - US$240; 2002 - US$261)                   2011 to 2030               310          7.9%                 412          8.0%
IROQUOIS
Senior Unsecured Notes
   (2003 and 2002 - US$151)                         2010 to 2027               196          7.5%                 239          7.5%
Bank Loan
   (2003 - US$43; 2002 - US$16)                             2008                56          2.3%                  25          3.2%
FOOTHILLS(3)
Senior Unsecured Notes                                                                                           325          3.3%
Senior Secured Notes                                                                                              62          6.7%
TRANS QUEBEC & MARITIMES
Bonds                                               2005 to 2010               143          7.3%                 143          7.3%
Term Loan                                                   2006                34          3.5%                  40          2.8%
TC PIPELINES, LP
Senior Unsecured Notes
   (2002 - US$4)                                                                 -                                 6          3.0%
OTHER                                               2004 to 2012                41          5.4%                  45          5.6%
                                                                 ------------------                ------------------
                                                                               780                             1,297
Less:  Current Portion of Non-Recourse Debt
       of Joint Ventures                                                        19                                75
                                                                 ------------------                ------------------
                                                                               761                             1,222
                                                                 ------------------                ------------------
                                                                 ------------------                ------------------

(1) Amounts outstanding represent TCPL's proportionate share and are stated in millions of Canadian dollars; amounts denominated in U.S. dollars are stated in millions.

(2) Weighted average interest rates are stated as at the respective outstanding dates. At December 31, 2003, the effective weighted average interest rate on the bank loan of Iroquois resulting from a swap agreement is 4.5 per cent (2002 - 4.8 per cent).

(3) On August 15, 2003, the Company acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated in the Company's financial statements subsequent to that date.

The debt of joint ventures is non-recourse to TCPL. The security provided by each joint venture is limited to the rights and assets of that joint venture and does not extend to the rights and assets of TCPL, except to the extent of TCPL's investment.

The Company's proportionate share of principal repayments resulting from maturities and sinking fund obligations of the non-recourse joint venture debt approximates: 2004 - $19 million; 2005 - $69 million; 2006 - $55 million; 2007 - $19 million; and 2008 - $19 million.

The Company's proportionate share of the interest payments of joint ventures was $67 million for the year ended December 31, 2003 (2002 - $88 million; 2001 - $100 million).

NOTE 9 PREFERRED SECURITIES AND JUNIOR SUBORDINATED DEBENTURES

                                                                                              2003          2002
                                                                            Maturity     (millions     (millions
                                                                                Date   of dollars)   of dollars)
----------------------------------------------------------------------------------------------------------------
PREFERRED SECURITIES
   8.25% Issue (2003 - US$14 million; 2002 - US$13 million)                     2047            22            20
JUNIOR SUBORDINATED DEBENTURES
   8.75% Issue (2003 - nil; 2002 - US$160 million)                                               -           218
                                                                                      --------------------------
                                                                                                22           238
                                                                                      --------------------------
                                                                                      --------------------------

PREFERRED SECURITIES

The US$460 million 8.25 per cent Preferred Securities are redeemable by the Company at par at any time. The Company may elect to defer interest payments on the Preferred Securities and settle the deferred interest in either cash or common shares.

Since the deferred interest may be settled through the issuance of common shares at the option of the Company, the Preferred Securities are classified into their respective debt and equity components. The equity component of the Preferred Securities is $672 million at December 31, 2003 (2002 - $674 million).

JUNIOR SUBORDINATED DEBENTURES

On July 3, 2003, the Company redeemed the US$160 million, 8.75 per cent Junior Subordinated Debentures. Holders of these debentures received US$25.0122 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date, without premium or penalty.

NOTE 10 PREFERRED SHARES

                                               Number         Dividend          Redemption             2003             2002
                                            of Shares             Rate               Price     (millions of     (millions of
DECEMBER 31                               (thousands)        Per Share           Per Share         dollars)         dollars)
-----------------------------------------------------------------------------------------------------------------------------
CUMULATIVE FIRST PREFERRED SHARES
Series U                                        4,000            $2.80              $50.00              195              195
Series Y                                        4,000            $2.80              $50.00              194              194
                                                                                             --------------------------------
                                                                                                        389              389
                                                                                             --------------------------------
                                                                                             --------------------------------

The authorized number of Preferred Shares issuable in series is unlimited. All of the cumulative first preferred shares are without par value.

On or after October 15, 2013, for the Series U shares, and on or after March 5, 2014, for the Series Y shares, the Company may redeem the shares at $50 per share.

NOTE 11 COMMON SHARES

                                                          Number
                                                       of Shares               Amount
---------------------------------------------------------------------------------------
                                                                         (millions of
                                                     (thousands)             dollars)
Outstanding at January 1, 2001                           474,913                4,540
   Exercise of options                                     1,718                   24
                                               ---------------------------------------
Outstanding at December 31, 2001                         476,631                4,564
   Exercise of options                                     2,871                   50
                                               ---------------------------------------
Outstanding at December 31, 2002                         479,502                4,614
   Exercise of options                                     1,166                   18
                                               ---------------------------------------
OUTSTANDING AT DECEMBER 31, 2003                         480,668                4,632
                                               ---------------------------------------
                                               ---------------------------------------

COMMON SHARES ISSUED AND OUTSTANDING

The Company is authorized to issue an unlimited number of common shares of no par value.

RESTRICTION ON DIVIDENDS

Certain terms of the Company's preferred shares, preferred securities, and debt instruments could restrict the Company's ability to declare dividends on preferred and common shares. At December 31, 2003, such terms did not restrict or alter the Company's ability to declare dividends.

NOTE 12 RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company issues short-term and long-term debt including amounts in foreign currencies, purchases and sells energy commodities and invests in foreign operations. These activities result in exposures to interest rates, energy commodity prices and foreign currency exchange rates. The Company uses derivatives to manage the risk that results from these activities.

CARRYING VALUES OF DERIVATIVES

The carrying amounts of derivatives, which hedge the price risk of foreign currency denominated assets and liabilities of self-sustaining foreign operations are recorded on the balance sheet at their fair value. Gains and losses on the derivatives, realized and unrealized, are included in the foreign exchange adjustment account in Shareholders' Equity as a reduction of the corresponding gains and losses on the translation of the assets and liabilities of the foreign subsidiaries. Carrying amounts for interest rate swaps represent the net accrued interest from the last payment date to the reporting date. Foreign currency transactions hedged by foreign exchange contracts are recorded at the contract rate. Power, natural gas and heat rate derivatives are recorded on the balance sheet at their fair value. The carrying amounts shown in the tables that follow are recorded in the Consolidated Balance Sheet.

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

CREDIT RISK

Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract. Credit exposure is minimized through the use of established credit management techniques, including formal assessment processes, contractual and collateral requirements and credit exposure limits. At December 31, 2003, for foreign currency and interest rate derivatives, total credit risk and the largest credit exposure to a single counterparty were $127 million and $29 million, respectively. At December 31, 2003, for power, natural gas and heat rate derivatives, total credit risk and the largest credit exposure to a single counterparty were $67 million and $61 million, respectively.

NOTIONAL AMOUNTS

Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the Company and its counterparties and are not a measure of the Company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

FOREIGN INVESTMENTS

At December 31, 2003 and 2002, the Company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The Company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The foreign currency derivatives have a floating interest rate exposure which the Company partially hedges by entering into interest rate swaps and forward rate agreements. The Company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                2003                            2002
---------------------------------------------------------------------------------------    ----------------------------
                                                               CARRYING           FAIR          Carrying          Fair
                                                                 AMOUNT          VALUE            Amount         Value
                                                            ---------------------------    ----------------------------
FOREIGN EXCHANGE
Cross-currency swaps
   U.S. dollars                                                      65             65                (8)           (8)
Forward foreign exchange contracts
   U.S. dollars                                                       2              3                (4)           (4)

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$250 million (2002 - US$350 million) and principal amounts of forward foreign exchange contracts were US$125 million (2002 - US$225 million). In addition, the Company has associated interest rate swaps with notional principal amounts of $311 million (2002 - $309 million) and US$200 million (2002 - US$350 million). The fair value of these interest rate swaps was $1 million (2002 - $(4) million).

RECONCILIATION OF FOREIGN EXCHANGE ADJUSTMENT

DECEMBER 31 (MILLIONS OF DOLLARS)                                                    2003          2002
--------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                           14            13
Translation (losses)/gains on foreign currency denominated net assets                (136)            3
Foreign exchange gains/(losses) on derivatives, and other                              82            (2)
                                                                               ------------------------
                                                                                     (40)            14
                                                                               ------------------------
                                                                               ------------------------

FOREIGN EXCHANGE GAINS/(LOSSES)

Foreign exchange gains/(losses) included in Other Expenses/(Income) for the year ended December 31, 2003 are $(2) million (2002 - $(12) million; 2001 - $1 million).

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The Company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                        2003                           2002
-----------------------------------------------------------------------------------------------  -------------------------
                                                                       CARRYING           FAIR       Carrying        Fair
                                                                         AMOUNT          VALUE         Amount       Value
                                                                   ----------------------------  -------------------------
FOREIGN EXCHANGE
Cross-currency swaps                                                        (26)           (26)            56          56
INTEREST RATE
Interest rate swaps
   Canadian dollars                                                           2             15              4          56
   U.S. dollars                                                               -              8             (1)          4

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$282 million (2002 - US$282 million) and the notional principal amounts for interest rate swaps were $964 million (2002 - $874 million) and US$100 million (2002 - US$175 million).

The Company manages the foreign exchange risk and interest rate exposure of its Other U.S. dollar debt through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to ten years. The fair values of the interest rate derivatives are shown in the table below.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                        2003                         2002
-----------------------------------------------------------------  ----------------------------  -------------------------
                                                                       CARRYING           FAIR       Carrying        Fair
                                                                         AMOUNT          VALUE         Amount       Value
                                                                   ----------------------------  -------------------------
INTEREST RATE
Interest rate swaps
   U.S. dollars                                                               2             37              2          55

At December 31, 2003, the notional principal amount for interest rate swaps was US$500 million (2002 - US$400 million).

ENERGY PRICE RISK MANAGEMENT

The Company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio. The Company's portfolio of power, natural gas and heat rate derivatives is primarily comprised of swap, option and forward contracts for periods of up to 13 years, with fixed and floating price commitments. Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index. The fair values of power, natural gas and heat rate derivatives have been calculated at year-end using estimated forward prices for the relevant period. The fair values and notional volumes of the swap, option, forward and heat rate contracts are shown in the tables below.

ASSET/(LIABILITY) AT DECEMBER 31 (MILLIONS OF DOLLARS)                        2003                            2002
-----------------------------------------------------------------  ----------------------------    ----------------------------
                                                                        CARRYING          FAIR          Carrying          Fair
                                                                          AMOUNT         VALUE            Amount         Value
                                                                   ----------------------------    ----------------------------
Power - swaps                                                                 (5)           (5)              (36)          (36)
Gas - swaps, forwards and options                                            (35)          (35)              (28)          (28)
Heat rate contracts                                                           61            61                74            74

NOTIONAL VOLUMES AT DECEMBER 31, 2003                                    POWER (GWH)(1)                   GAS (BCF)(1)
-----------------------------------------------------------------  ----------------------------    ----------------------------
                                                                     PURCHASES       SALES           PURCHASES       SALES
                                                                   ----------------------------    ----------------------------
Power - swaps                                                              1,390         4,864                 -             -
Gas - swaps, forwards and options                                              -             -              86.1          88.2
Heat rate contracts                                                        2,331           735               1.0          20.3

NOTIONAL VOLUMES AT DECEMBER 31, 2002                                      Power (GWh)                      Gas (Bcf)
-----------------------------------------------------------------  ----------------------------    ----------------------------
                                                                     Purchases       Sales           Purchases       Sales
                                                                   ----------------------------    ----------------------------
Power - swaps                                                                467         5,138                 -             -
Gas - swaps, forwards and options                                              -             -              86.3          88.6
Heat rate contracts                                                        2,848             -                 -          24.8

(1)  Gigawatt hours (GWh); billion cubic feet (Bcf).

U.S. DOLLAR TRANSACTION HEDGES

To reduce risk and protect margins when purchase and sale contracts are denominated in different currencies, the Company may enter into forward foreign exchange contracts and foreign exchange options which establish the foreign exchange rate for the cash flows from the related purchase and sale transactions.

OTHER FAIR VALUES

DECEMBER 31 (MILLIONS OF DOLLARS)                                             2003                          2002
-----------------------------------------------------------------  ----------------------------  ----------------------------
                                                                       CARRYING           FAIR       Carrying           Fair
                                                                         AMOUNT          VALUE         Amount          Value
                                                                   ----------------------------  ----------------------------
LONG-TERM DEBT
Alberta System                                                            2,341          2,893          2,892          3,420
Canadian Mainline                                                         4,913          5,922          5,277          6,080
Foothills(1)                                                                380            382
Portland(2)                                                                 350            348
Other                                                                     2,107          2,214          1,764          1,904
NON-RECOURSE DEBT OF JOINT VENTURES                                         780            889          1,297          1,427
PREFERRED SECURITIES                                                         19             19            274            276

(1) On August 15, 2003, TCPL acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated in the Company's financial statements subsequent to that date.

(2) On December 3, 2003, TCPL increased its ownership interest in Portland from 43.4 per cent to 61.7 per cent. The investment was fully consolidated in the Company's financial statements subsequent to that date.

These fair values are provided solely for information purposes and are not recorded in the Consolidated Balance Sheet.

NOTE 13 INCOME TAXES

PROVISION FOR INCOME TAXES

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                 2003          2002          2001
---------------------------------------------------------------------------------------------------------------
CURRENT
Canada                                                                        264           229           307
Foreign                                                                        41            41            46
                                                                      ------------------------------------------
                                                                              305           270           353
                                                                      ------------------------------------------
                                                                      ------------------------------------------
FUTURE
Canada                                                                        183           193            70
Foreign                                                                        47            54            57
                                                                      ------------------------------------------
                                                                              230           247           127
                                                                      ------------------------------------------
                                                                              535           517           480
                                                                      ------------------------------------------
                                                                      ------------------------------------------

GEOGRAPHIC COMPONENTS OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                 2003          2002          2001
---------------------------------------------------------------------------------------------------------------
Canada                                                                      1,115         1,042           933
Foreign                                                                       281           280           300
                                                                      ------------------------------------------
Income from continuing operations before income taxes                       1,396         1,322         1,233
                                                                      ------------------------------------------
                                                                      ------------------------------------------

RECONCILIATION OF INCOME TAX EXPENSE

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                 2003          2002          2001
---------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                       1,396         1,322         1,233
                                                                      ------------------------------------------
Federal and provincial statutory tax rate                                   36.7%         39.2%         42.1%
Expected income tax expense                                                   512           518           519
Unrecorded future income taxes related to regulated operations                 29            (8)          (55)
Lower effective foreign tax rates                                              (2)          (13)          (13)
Large corporations tax                                                         28            30            31
Lower effective tax rate on equity in earnings of affiliates                  (11)           (2)           (1)
Other                                                                         (21)           (8)           (1)
                                                                      ------------------------------------------
Actual income tax expense                                                     535           517           480
                                                                      ------------------------------------------
                                                                      ------------------------------------------

FUTURE INCOME TAX ASSETS AND LIABILITIES

DECEMBER 31 (MILLIONS OF DOLLARS)                                                   2003          2002
-------------------------------------------------------------------------------------------------------
Net operating and capital loss carryforwards                                          28            91
Deferred costs                                                                        50            49
Deferred revenue                                                                      29            55
Alternative minimum tax credits                                                       29            31
Other                                                                                 24            41
                                                                             -------------------------
                                                                                     160           267
Less:  Valuation allowance                                                            24            33
                                                                             -------------------------
Future income tax assets, net of valuation allowance                                 136           234
                                                                             -------------------------
Difference in accounting and tax bases of plant, equipment and PPAs                  396           345
Investments in subsidiaries and partnerships                                         108           107
Other                                                                                 59             8
                                                                             -------------------------
Future income tax liabilities                                                        563           460
                                                                             -------------------------
Net future income tax liabilities                                                    427           226
                                                                             -------------------------
                                                                             -------------------------

The Company follows the taxes payable method of accounting for income taxes related to the operations of the Canadian natural gas transmission operations. If the liability method of accounting had been used, additional future income tax liabilities in the amount of $1,758 million at December 31, 2003 (2002 - $1,702 million) would have been recorded and would be recoverable from future revenues.

UNREMITTED EARNINGS OF FOREIGN INVESTMENTS

Income taxes have not been provided on the unremitted earnings of foreign investments which the Company intends to indefinitely reinvest in foreign operations. If provision for these taxes had been made, future income tax liabilities would increase by approximately $54 million at December 31, 2003 (2002 - $60 million).

INCOME TAX PAYMENTS

Income tax payments of $220 million were made during the year ended December 31, 2003 (2002 - $257 million; 2001 - $292 million).

NOTE 14 NOTES PAYABLE

                                                          2003                                       2002
                                        ------------------------------------------ ------------------------------------------
                                              OUTSTANDING        WEIGHTED AVERAGE        Outstanding        Weighted Average
                                              DECEMBER 31       INTEREST RATE PER        December 31       Interest Rate Per
                                             (MILLIONS OF                ANNUM AT       (millions of                Annum at
                                                 DOLLARS)             DECEMBER 31           dollars)             December 31
                                        ------------------  ---------------------- ------------------ -----------------------
COMMERCIAL PAPER
Canadian dollars                                      367                    2.7%                258                    2.9%
U.S. dollars                                            -                                         39                    1.4%
                                        ------------------                         ------------------
                                                      367                                        297
                                        ------------------                         ------------------
                                        ------------------                         ------------------

Total credit facilities of $2.2 billion at December 31, 2003, were available to support the Company's commercial paper progams and for general corporate purposes. Of this total, $1.9 billion represents committed credit facilities of which $1.5 billion represents a syndicated facility established in December 2002. This facility is comprised of a $1.0 billion tranche with a three year term and a $500 million tranche with a 364 day term with a two year term out option. Both tranches are extendible on an annual basis and are revolving unless during a term out period. Both tranches were extended in December 2003, the $1.0 billion tranche to December 2006 and the $500 million tranche to December 2004. The remaining committed facilities are non extendible, $60 million expires in June 2004 and $320 million expires in June 2005.

At December 31, 2003, the Company had used approximately $217 million of its total lines of credit for letters of credit and to support its ongoing commercial arrangements. If drawn, interest on the lines of credit would be charged at prime rates of Canadian chartered and U.S. banks and at other negotiated financial bases. The cost to maintain the unused portion of the lines of credit is approximately $2 million for the year ended December 31, 2003 (2002
- $1 million).

NOTE 15 EMPLOYEE FUTURE BENEFITS

The Company sponsors defined benefit pension plans (DB Plans) that cover substantially all employees and sponsored a defined contribution pension plan (DC Plan) which was effectively terminated at December 31, 2002. The DB Plans are based on years of service and highest average earnings over three consecutive years of employment. Under the DC Plan, Company contributions were based on the participating employees' pensionable earnings. As a result of the termination of the DC Plan, members of this plan were awarded retroactive service credit under the DB Plans for all years of service. In exchange for past service credit, members surrendered the accumulated assets in their DC Plan accounts to the DB Plans as at December 31, 2002. This plan amendment resulted in unamortized past service costs of $44 million. Past service costs are amortized over the expected average remaining service life of employees, which is an average of 12 years.

The Company also provides its employees with other post-employment benefits other than pensions, including special termination benefits and defined life insurance and medical benefits beyond those provided by government-sponsored plans. Effective January 1, 2003, the Company combined its previously existing other post-employment benefit plans into one plan for active employees and provided existing retirees the option of adopting the provisions of the new plan. This plan amendment resulted in unamortized past service costs of $7 million. Past service costs are amortized over the expected average remaining life expectancy of former employees, which is approximately 19 years.

The expense for the DC Plan is nil for the year ended December 31, 2003 (2002 - $6 million; 2001 - $7 million). In 2003, the Company also expensed $1 million (2002 - nil; 2001 - nil) related to retirement savings plans for its U.S. employees.

Information about the Company's DB Plans measured and valued at December 31 is as follows.

                                                                       Pension Benefit                Other Benefit
                                                                            Plans                         Plans
                                                              ----------------------------  -----------------------------
(MILLIONS OF DOLLARS)                                                2003            2002           2003            2002
------------------------------------------------------------------------------------------  -----------------------------
CHANGE IN BENEFIT OBLIGATION
     Benefit obligation - beginning of year                           841             659             95              60
     Current service cost                                              25              11              2               2
     Interest cost                                                     52              43              6               4
     Employee contributions                                             2               1              -               -
     Benefits paid                                                    (45)            (58)            (4)             (4)
     Actuarial loss                                                    66              93              7              26
     Acquisition of subsidiary                                         19               -              -               -
     Plan amendment                                                     -              92              -               7
                                                              ----------------------------  -----------------------------
     Benefit obligation - end of year                                 960             841            106              95
                                                              ----------------------------  -----------------------------
CHANGE IN PLAN ASSETS
     Plan assets at fair value - beginning of year                    621             573              -               -
     Actual return on plan assets                                      89               9              -               -
     Employer contributions                                           110              48              4               4
     Employee contributions                                             2               1              -               -
     Benefits paid                                                    (45)            (58)            (4)             (4)
     Acquisition of subsidiary                                         22               -              -               -
     Assets receivable from DC Plan                                     -              48              -               -
                                                              ----------------------------  -----------------------------
     Plan assets at fair value - end of year                          799             621              -               -
                                                              ----------------------------  -----------------------------
Funded status - plan deficit                                         (161)           (220)          (106)            (95)
Unamortized net actuarial loss                                        263             246             39              33
Unamortized past service costs                                         41              44              6               7
Unamortized transitional obligation related to regulated
   business                                                             -               -             25              27
                                                              ----------------------------  -----------------------------
Accrued benefit asset/(liability), net of valuation allowance
   of nil(1)                                                          143              70            (36)            (28)
                                                              ----------------------------  -----------------------------
                                                              ----------------------------  -----------------------------

(1) Assets and liabilities are included in Other Assets and Deferred Amounts, respectively, in TransCanada's Consolidated Balance Sheet.

The Company's expected contributions for the year 2004 are approximately $80 million for the pension benefit plans and approximately $5 million for the other benefit plans.

The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations at December 31 are as follows.

                                                                          Pension Benefit Plans     Other Benefit Plans
------------------------------------------------------------------------------------------------   -----------------------
                                                                             2003         2002        2003         2002
                                                                          ----------------------   -----------------------
Discount rate                                                                6.00%        6.25%        6.25%        6.50%
Rate of compensation increase                                                3.50%        3.75%

The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan expense for years ended December 31 are as follows.

                                                           Pension Benefit Plans                   Other Benefit Plans
                                                    ------------------------------------    -----------------------------------
                                                        2003         2002         2001          2003        2002         2001
----------------------------------------------------------------------------------------    -----------------------------------
Discount rate                                           6.25%        6.75%        6.80%        6.50%        6.85%        6.90%
Expected long-term rate of return on plan assets        7.25%        7.52%        7.10%
Rate of compensation increase                           3.75%        3.50%        3.50%

The overall expected long-term rate of return on plan assets is based on historical and projected rates of return for both the portfolio in aggregate and for each asset class in the portfolio. Assumed projected rates of return are selected after analyzing historical experience and future expectations of the level and volatility of returns. Asset class benchmark returns, asset mix and anticipated benefit payments from plan assets are also considered in the determination of the overall expected rate of return.

For measurement purposes, a 7.5 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0 per cent for 2009 and remain at that level thereafter. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects.

(MILLIONS OF DOLLARS)                                                                 Increase              Decrease
-------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                                       1                   (1)
Effect on post-employment benefit obligation                                                 11                  (10)

The Company's net benefit plan expense is as follows.

                                                                Pension Benefit Plans            Other Benefit Plans
                                                              ---------------------------    ----------------------------
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                   2003      2002      2001       2003      2002       2001
-----------------------------------------------------------------------------------------    ----------------------------
Current service cost                                              25        11        12          2         2          2
Interest cost                                                     52        43        41          6         4          4
Expected return on plan assets                                   (51 )     (45 )     (41 )        -         -          -
Amortization of transitional obligation related to
   regulated business                                              -         -         -          2         2          2
Amortization of net actuarial loss                                 8         2         -          1         -          -
Amortization of past service costs                                 3         -         -          1         -          -
                                                              ---------------------------    ----------------------------
                                                                  37        11        12         12         8          8
Net benefit cost recognized - discontinued
   operations                                                      -         -         2          -         -          -
                                                              ---------------------------    ----------------------------
Net benefit cost recognized - continuing operations               37        11        10         12         8          8
                                                              ---------------------------    ----------------------------
                                                              ---------------------------    ----------------------------

The Company's pension plan weighted average asset allocation at December 31, by asset category, and weighted average target allocation at December 31, by asset category, is as follows.

                                                                                                            Target
                                                                     Percentage of Plan Assets            Allocation
                                                               --------------------------------------  ------------------
ASSET CATEGORY                                                          2003                2002                 2003
-----------------------------------------------------------------------------------------------------  ------------------
Debt securities                                                          47%                 51%           35% TO 60%
Equity securities                                                        53%                 49%           40% TO 65%
                                                               --------------------------------------
                                                                        100%                100%
                                                               --------------------------------------
                                                               --------------------------------------

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan's investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants.

NOTE 16 CHANGES IN OPERATING WORKING CAPITAL

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                   2003          2002          2001
----------------------------------------------------------------------------------------------------------------
Decrease/(increase) in accounts receivable                                       26           (45)           38
Decrease/(increase) in inventories                                               15            (3)           52
Decrease/(increase) in other current assets                                      21           (53)          (12)
Increase in accounts payable                                                     52           120           105
(Decrease)/increase in accrued interest                                          (2)           14           (13)
                                                                        ----------------------------------------
                                                                                112            33           170
                                                                        ----------------------------------------
                                                                        ----------------------------------------

NOTE 17 COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMITMENTS

Future annual payments, net of sub-lease receipts, under the Company's operating leases for various premises are approximately as follows.

                                                                                         Amounts
                                                                 Minimum Lease      Recoverable under          Net
YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                       Payments             Sub-Leases           Payments
----------------------------------------------------------------------------------------------------------------------------
2004                                                                    25                  (7)                18
2005                                                                    25                  (7)                18
2006                                                                    25                  (7)                18
2007                                                                    24                  (7)                17
2008                                                                    24                  (7)                17

The operating lease agreements expire at various dates through 2011, with an option to renew certain lease agreements for five years.

At December 31, 2003, TCPL held a 35.6 per cent interest in TransCanada Power, L.P. which is a publicly-held limited partnership. On June 30, 2017, the partnership will redeem all units outstanding, not held directly or indirectly by TCPL, at their then fair market value, being the average of the fair market values assigned thereto by independent valuators, plus all declared and unpaid distributions of distributable cash thereon (the Redemption Price). TCPL is required to fund the Redemption Price in accordance with the terms of the Power LP Partnership agreement.

On June 18, 2003, the Mackenzie Delta gas producers, the Aboriginal Pipeline Group (APG) and TransCanada reached an agreement which governs TCPL's role in the Mackenzie Gas Pipeline Project. The project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TCPL has agreed to finance the APG for its one-third share of project definition phase costs. This share is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TransCanada funded $34 million of this loan which is included in Other Assets. The ability to recover this investment is contingent upon the outcome of the project.

CONTINGENCIES

The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners have commenced an action under Ontario's Class Proceedings Act, 1992, against TCPL and Enbridge Inc. for damages alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the NEB Act. The Company believes the claim is without merit and will vigorously defend the action. The Company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

The Company and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of Management that the resolution of such proceedings and actions will not have a material impact on the Company's consolidated financial position or results of operations.

GUARANTEES

Upon acquisition of Bruce Power, the Company, together with Cameco Corporation and BPC Generation Infrastructure Trust, guaranteed on a several pro-rata basis certain contingent financial obligations of Bruce Power related to operator licenses, the lease agreement, power sales agreements and contractor services. TCPL's share of the net exposure under these guarantees at December 31, 2003 was estimated to be approximately $215 million. The terms of the guarantees range from 2004 to 2018. The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $4 million.

TCPL has guaranteed the equity undertaking of a subsidiary which supports the payment, under certain conditions, of principal and interest on the US$195 million public debt obligations of TransGas de Occidente, S.A. (TransGas). The Company has a 46.5 per cent interest in TransGas. Under the terms of the agreement, the Company severally with another major multinational company may be required to fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TCPL under this agreement convert into share capital of TransGas. The potential exposure is contingent on the impact of any change of law on TransGas' ability to service the debt. From the issuance of the debt in 1995 to date, there has been no change in applicable law and thus no exposure to TCPL. The debt matures in 2010. The Company has made no provision related to this guarantee.

NOTE 18 DISCONTINUED OPERATIONS

The Board of Directors approved plans to dispose of the Company's International, Canadian Midstream, and certain other businesses (December Plan) and the Gas Marketing business in December 1999 and July 2001, respectively. The Company's disposals under both plans were substantially completed at December 31, 2001.

TCPL's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company approved for disposal under the December Plan will be accounted for as part of continuing operations as of December 31, 2003, due to the length of time it has taken the Company to dispose of these assets. It is the intention of the Company to continue with its plan to dispose of these investments.

The Company mitigated certain of its remaining exposures associated with the contingent liabilities related to the divested Gas Marketing operations by acquiring from a subsidiary of Mirant Corporation (Mirant) certain contracts under which it still had exposure in 2003, and simultaneously hedging the market price exposures of these contracts. The Company remains contingently liable for certain residual obligations. In 2003, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income. The remaining after-tax deferred gain is included in Deferred Amounts.

At December 31, 2003, TCPL reviewed the provision for loss on discontinued operations and the deferred gain and concluded that the remaining provision was adequate and the deferral of the remaining approximately $50 million of after-tax deferred gain related to the Gas Marketing business was appropriate.

Revenues from discontinued operations for the year ended December 31, 2003 were $2 million (2002 - $36 million; 2001 - $12,895 million). Net income/(loss) from discontinued operations for the year ended December 31, 2003 was $50 million, net of $29 million income taxes (2002 - nil; 2001 - $(67) million, net of $(33) million income taxes). The provision for loss on discontinued operations at December 31, 2003 was $41 million (2002 - $83 million). The provision for loss on discontinued operations is included in Accounts Payable.

NOTE 19 U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP. The effects of these differences on the Company's financial statements are as follows.

CONDENSED STATEMENT OF CONSOLIDATED INCOME AND COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP(1)

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------------
Revenues(2)                                                                                  4,919         4,565         4,165
                                                                                       ---------------------------------------
Cost of sales(2)                                                                               592           441            47
Other costs and expenses                                                                     1,663         1,532         1,609
Depreciation                                                                                   819           729           675
                                                                                       ---------------------------------------
                                                                                             3,074         2,702         2,331
                                                                                       ---------------------------------------
Operating income                                                                             1,845         1,863         1,834
Other (income)/expenses
   Equity income(1)(3)                                                                        (334)         (260)         (221)
   Other expenses(4)(5)                                                                        841           850           931
   Income taxes                                                                                515           499           407
                                                                                       ---------------------------------------
                                                                                             1,022         1,089         1,117
                                                                                       ---------------------------------------
Income from continuing operations - U.S. GAAP                                                  823           774           717
Net income/(loss) from discontinued operations - U.S. GAAP                                      50             -           (67)
                                                                                       ---------------------------------------
Income before cumulative effect of the application of accounting changes in
   accordance with U.S. GAAP                                                                   873           774           650
Cumulative effect of the application of accounting changes, net of tax(2)(4)                   (13)            -            (2)
                                                                                       ---------------------------------------
NET INCOME IN ACCORDANCE WITH U.S. GAAP                                                        860           774           648
Adjustments affecting comprehensive income under U.S. GAAP
   Foreign currency translation adjustment, net of tax(6)                                      (54)            1             -
   Additional minimum liability for employee future benefits, net of tax(7)                     (2)          (40)          (56)
   Unrealized gain/(loss) on derivatives, net of tax(4)                                          8            (4)           (5)
                                                                                       ---------------------------------------
Comprehensive income before cumulative effect of the application of accounting
   changes in accordance with U.S. GAAP                                                        812           731           587
Cumulative effect of the application of accounting changes, net of tax(4)                        -             -            (4)
                                                                                       ---------------------------------------
COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP                                              812           731           583
                                                                                       ---------------------------------------
                                                                                       ---------------------------------------

RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                                  2003          2002          2001
-------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations in accordance with Canadian GAAP                         859           805           753
U.S. GAAP adjustments
   Preferred securities charges(8)                                                             (57)          (58)          (77)
   Tax impact of preferred securities charges                                                   21            22            32
   Unrealized (loss)/gain on foreign exchange and interest rate derivatives(4)                  (9)           30           (14)
   Tax impact of (loss)/gain on foreign exchange and interest rate derivatives                   3           (12)            6
   Unrealized gain/(loss) on energy trading contracts(2)                                        28           (21)          (17)
   Tax impact of unrealized gain/(loss) on energy trading contracts                            (10)            8             6
   Equity loss(3)                                                                              (18)            -             -
   Tax impact of equity loss                                                                     6             -             -
   Income taxes from substantively enacted tax rates(9)                                          -             -            28
                                                                                       ----------------------------------------
Income from continuing operations in accordance with U.S. GAAP                                 823           774           717
                                                                                       ----------------------------------------
                                                                                       ----------------------------------------

CONDENSED BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP(1)

DECEMBER 31 (MILLIONS OF DOLLARS)                                                             2003          2002
-----------------------------------------------------------------------------------------------------------------
Current assets                                                                               1,017         1,079
Long-term energy trading assets(2)                                                               -           218
Long-term investments(3)(10)                                                                 1,760         1,683
Plant, property and equipment(11)                                                           15,798        14,992
Regulatory asset(12)                                                                         2,721         2,578
Other assets(4)                                                                              1,192           884
                                                                                       --------------------------
                                                                                            22,488        21,434
                                                                                       --------------------------
                                                                                       --------------------------
Current liabilities(13)                                                                      2,117         2,006
Long-term energy trading liabilities(2)                                                          -            41
Deferred amounts(2)(4)(10)(11)                                                                 741           789
Long-term debt(4)                                                                            9,494         8,963
Deferred income taxes(12)                                                                    3,039         2,692
Preferred securities(14)                                                                       694           694
Trust originated preferred securities                                                            -           218
Non-controlling interests                                                                       82             -
Shareholders' equity                                                                         6,321         6,031
                                                                                       --------------------------
                                                                                            22,488        21,434
                                                                                       --------------------------
                                                                                       --------------------------

STATEMENT OF OTHER COMPREHENSIVE INCOME IN ACCORDANCE WITH U.S. GAAP

                                                                                   Minimum
                                                               Cumulative          Pension           Cash Flow
                                                              Translation         Liability            Hedges
 (MILLIONS OF DOLLARS)                                          Account         (SFAS No. 87)      (SFAS No. 133)      Total
 ------------------------------------------------------------------------------------------------------------------------------
 Balance at January 1, 2001                                            13                  -                   -         13
 Additional minimum liability for employee future
 benefits, net of tax of $30(7)                                         -                (56)                  -        (56)
 Unrealized loss on derivatives, net of tax of $2(4)                    -                  -                  (5)        (5)
 Cumulative effect of the application of accounting
 changes, net of tax of $3(4)                                           -                  -                  (4)        (4)
                                                            ------------------------------------------------------------------
 Balance at December 31, 2001                                          13                (56)                 (9)       (52)

 Additional minimum liability for employee future
 benefits, net of tax of $22(7)                                         -                (40)                  -        (40)
 Unrealized loss on derivatives, net of tax of $(1)(4)                  -                  -                  (4)        (4)
 Foreign currency translation adjustment, net of tax  of
 nil(6)                                                                 1                  -                   -          1
                                                            ------------------------------------------------------------------
 Balance at December 31, 2002                                          14                (96)                (13)       (95)

 Additional minimum liability for employee future
 benefits, net of tax of $1(7)                                          -                 (2)                  -         (2)
 Unrealized gain on derivatives, net of tax of nil(4)                   -                  -                   8          8
 Foreign currency translation adjustment, net of tax  of
 $(64)(6)                                                             (54)                 -                   -        (54)
                                                            ------------------------------------------------------------------
 BALANCE AT DECEMBER 31, 2003                                         (40)               (98)                 (5)      (143)
                                                            ------------------------------------------------------------------
                                                            ------------------------------------------------------------------

(1) In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income and Condensed Balance Sheet are prepared using the equity method of accounting for joint ventures. Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and Shareholders' Equity.

(2) In 2002, for U.S. GAAP purposes, TCPL adopted the transitional provisions of FASB Emerging Issues Task Force (EITF) 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" whereby the Company was netting all revenues and expenses related to derivative energy trading contracts. The accounting change was applied retroactively with reclassification of prior periods. Prior to adoption of EITF 02-3, energy trading contracts were measured at fair value determined as at the balance sheet date. Effective January 1, 2003, the Company fully adopted EITF 02-3. This accounting change was effected through a cumulative adjustment of $(13) million, after tax, in the current year's income with no restatement of prior periods. Substantially all of the energy trading contracts are accounted for as hedges under Canadian GAAP. Subsequent to October 1, 2003, the energy trading contracts that qualified as hedges were accounted for as hedges under the provisions of Statement of Financial Accounting Standards
     (SFAS) No. 133. All gains or losses on the contracts that did not qualify as hedges, and the amounts of any ineffectiveness on the hedging contracts, are included in income each period. Substantially all of the amounts recorded in 2003 as differences between U.S. and Canadian GAAP relate to gains and losses on contracts that were not accounted for as hedges.

(3) (a) Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power are required to be expensed under U.S. GAAP.

     (b) Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. In Bruce Power, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(4) In 2001, the Company adopted the provisions of SFAS No. 133 "Accounting for Derivatives and Hedging Activities". SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.

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

     On initial adoption of SFAS No. 133 on January 1, 2001, additional assets of $93 million and liabilities of $99 million were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as interest rate hedges and the corresponding change in the fair value of items designated as hedges. A charge of $2 million, after tax, relating to the fair value of hedges was recognized in income and $4 million, after tax, relating to the fair value of derivatives designated as cash flow hedges was recognized in other comprehensive income as the cumulative effect of application of SFAS No. 133.

     During 2003, net gains of $47 million (2002 - $38 million; 2001 - $36 million) from the hedges of changes in the fair value of long-term debt, and net losses of $53 million (2002 - $20 million; 2001 - $44 million) in the fair value of the hedged item were included in earnings as an adjustment to interest expense and foreign exchange losses. No amounts of the derivatives' gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

     No amounts were included in income in 2003, 2002 and 2001 with respect to ineffectiveness of cash flow hedges. For amounts included in other comprehensive income at December 31, 2003, $9 million (2002 - $(5) million; 2001 - $(3) million) relates to the hedge of interest rate risk, $5 million (2002 - $1 million; 2001 - $(2) million) relates to the hedge of foreign exchange rate risk, and $(6) million (2002 - nil; 2001 - nil) relates to the hedge of energy price risk. Of these amounts, $(5) million is expected to be recorded in earnings during 2004.

     At December 31, 2003, additional assets of $107 million (2002 - $198 million) and additional liabilities of $110 million (2002 - $203 million) were recorded for U.S. GAAP purposes to reflect the fair value of derivatives designated as hedges and the corresponding change in the fair value of items designated as hedges.

(5) Other expenses include an allowance for funds used during construction of $2 million for the year ended December 31, 2003 (2002 - $4 million; 2001 - $5 million).

(6) Under U.S. GAAP, changes in the foreign currency translation adjustment account must be recorded as a component of comprehensive income.

(7) Under U.S. GAAP, a net loss recognized pursuant to SFAS No. 87 "Employers' Accounting for Pensions" as an additional pension liability not yet recognized as net period pension cost, must be recorded as a component of comprehensive income. The net amount recognized at December 31 is as follows.

     DECEMBER 31 (MILLIONS OF DOLLARS)                          2003          2002
     ------------------------------------------------------------------------------
     Prepaid benefit cost                                      $ 143         $  70
     Accrued benefit cost                                          -             -
     Intangible assets                                           (41)          (44)
     Accumulated other comprehensive income                     (151)         (148)
                                                         --------------------------
     Net amount recognized                                     $ (49)        $(122)
                                                         --------------------------
                                                         --------------------------

     The accumulated benefit obligation for the Company's DB Plans was $819 million at December 31, 2003 (2002 - $738 million).

(8) Under U.S. GAAP, the financial charges related to preferred securities are recognized as an expense, rather than dividends.

(9) Under U.S. GAAP, only enacted rates can be used in measuring deferred tax assets and liabilities; use of substantively enacted rates is not permitted. The February 2000 and October 2000 Federal budgets would not be considered enacted until the proposals were completely enacted into law in June 2001 and, accordingly, the related tax recoveries were recognized in 2001.

(10) Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For U.S. GAAP, the Company has recorded the fair value of the guarantees ($4 million) arising on the acquisition of the interest in Bruce Power as a liability and an increase in the cost of the investment.

(11) Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143 "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

     The plant, property and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

     The plant, property and equipment in the power business consists primarily of power plants in Canada and the United States. The estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 was $6 million. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003. The estimated fair value of the liability as at December 31, 2003 was $7 million. The cumulative effect of the application of SFAS No. 143 on income with respect to the years ended December 31, 2001 and 2002 would have been less than $1 million. The Company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power and the Sundance A and B power purchase arrangements.

(12) Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(13) Current liabilities at December 31, 2003 include dividends payable of $136 million (2002 - $125 million) and current taxes payable of $271 million (2002 - $150 million).

(14) The fair value of the preferred securities at December 31, 2003 was $612 million (2002 - $743 million). The Company made preferred securities charges payments of $57 million for the year ended December 31, 2003 (2002
     - $58 million; 2001 - $77 million).

(15) The Company's Statement of Consolidated Cash Flows under U.S. GAAP would be identical to that under Canadian GAAP except that the preferred securities charges would be classified with funds generated from continuing operations.

INCOME TAXES

The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows.

DECEMBER 31 (MILLIONS OF DOLLARS)                                                              2003           2002
-------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Difference in accounting and tax bases of plant, equipment and PPAs                           1,813          1,703
Taxes on future revenue requirement                                                             962            876
Investments in subsidiaries and partnerships                                                    373            379
Other                                                                                            87             22
                                                                                       ----------------------------
                                                                                              3,235          2,980
                                                                                       ----------------------------
DEFERRED TAX ASSETS
Net operating and capital loss carry forwards                                                    28             91
Deferred amounts                                                                                 79            104
Other                                                                                           113            126
                                                                                       ----------------------------
                                                                                                220            321
Less:  Valuation allowance                                                                       24             33
                                                                                       ----------------------------
                                                                                                196            288
                                                                                       ----------------------------
Net deferred tax liabilities                                                                  3,039          2,692
                                                                                       ----------------------------
                                                                                       ----------------------------

OTHER

In 2003, the FASB issued FIN 46 (Revised) "Consolidation of Variable Interest Entities" that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) has had no impact on the U.S. GAAP financial statements of the Company.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 has had no impact on the U.S. GAAP financial statements of the Company. Effective January 1, 2005, in accordance with Canadian GAAP, certain instruments that are currently classified as equity will be classified as liabilities, under new Canadian accounting standards.

SUMMARIZED FINANCIAL INFORMATION OF LONG-TERM INVESTMENTS(16)

YEAR ENDED DECEMBER 31 (MILLIONS OF DOLLARS)                                          2003        2002        2001
-------------------------------------------------------------------------------------------------------------------
INCOME
Revenues                                                                             1,063         798         695
Other costs and expenses                                                              (528)       (273)       (191)
Depreciation                                                                          (141)       (146)       (143)
Financial charges and other                                                            (53)       (112)       (136)
                                                                                -----------------------------------
Proportionate share of income before income taxes of long-term investments             341         267         225
                                                                                -----------------------------------
                                                                                -----------------------------------

DECEMBER 31 (MILLIONS OF DOLLARS)                                                     2003        2002
-------------------------------------------------------------------------------------------------------
BALANCE SHEET
Current assets                                                                         385         246
Plant, property and equipment                                                        2,944       3,251
Other assets (net)                                                                       -         112
Current liabilities                                                                   (204)       (216)
Deferred amounts (net)                                                                (286)          -
Non-recourse debt                                                                   (1,060)     (1,646)
Deferred income taxes                                                                  (19)        (64)
                                                                                -----------------------
Proportionate share of net assets of long-term investments                           1,760       1,683
                                                                                -----------------------
                                                                                -----------------------

(16) This includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).