Form 40-F
period 2004-12-31
TRANSCANADA PIPELINES LTD
filed 2005-03-15
CIK 99070

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT of 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004	Commission File Number 1-8887

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

At December 31, 2004, 4,000,000 Cumulative Redeemable First Preferred Shares Series U
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

        The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference in Amendment No. 1 on Form F-9 to Registration Statement (Reg. No. 333-121265) under the Securities Act of 1933, as amended.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS

A.    Audited Annual Financial Statements

        The Registrant's consolidated audited annual financial statements, including the report of independent chartered accountants with respect thereto are included herein, see pages F-3 through F-49. See Note 23 of the Notes to Consolidated Financial Statements on pages F-41 through F-49 of the Registrant's consolidated audited annual financial statements, reconciling the important differences between Canadian and United States generally accepted accounting principles.

B.    Management's Discussion & Analysis

        For management's discussion and analysis, see the Management's Discussion & Analysis on pages M-1 through M-50 included herein.

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

CODE OF ETHICS

        The Registrant has adopted codes of business ethics for its employees and officers, its principal executive officer, principal financial officer and controller and its directors. The Registrant's codes are available on its website at www.transcanada.com. There has been no waiver of the codes granted during the 2004 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The aggregate fees for professional services rendered by KPMG LLP for TransCanada PipeLines Limited and its subsidiaries for the 2004 and 2003 fiscal years are shown in the table below:

Fees in millions of dollars	2004	2003
Audit Fees	$2.47	$1.78
Audit-Related Fees	0.06	0.05
Tax Fees	0.06	0.06
All Other Fees	0.05	0.05

Total	$2.64	$1.94

        The nature of each category of fees is described below.

Audit Fees

        Audit fees were incurred for professional services rendered by the auditors for the audit of the Registrant's and its subsidiaries' annual financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

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

Pre-Approval Policies and Procedures

        The Registrant's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit Committee has granted pre-approval for specified non-audit services of $25,000 CDN or less that are within the annual pre-approved limit for non-audit services. For engagements of $25,000 CDN or less which are not within the annual pre-approved limit, and for engagements between $25,000 CDN and $100,000 CDN, approval of the Audit Committee chair is required and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. For all engagements of $100,000 or more, pre-approval of the Audit Committee is required. In all cases, regardless of dollar amount involved, where there is a potential for conflict of interest for the external auditor to arise on an engagement, the Audit Committee chair must pre-approve the assignment.

        To date, the Registrant has not approved any non-audit services on the basis of the de-minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees described in Notes 21 and 23 of the Notes to the Consolidated Financial Statements. The disclosure relating to guarantees in Notes 21 and 23 to the Consolidated Financial Statements is incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	11,341	849	1,069	1,457	7,966
Capital (Finance) Lease Obligations
Operating Lease Obligations	869	28	77	88	676
Purchase Obligations(1)	6,351	1,099	1,196	974	3,082
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under the GAAP of the primary financial statements

Total	18,561	1,976	2,342	2,519	11,724

(1)
The amounts in this table exclude expected funding contributions of approximately $67 million and $6 million, in 2005, to the Registrant's pension plans and other benefit plans, respectively.

For further information on purchase obligations see "Management's Discussion and Analysis — Contractual Obligations — Purchase Obligations", which is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chair: Members:	H.G. Schaefer D.D. Baldwin P. Gauthier S.B. Jackson P.L. Joskow

FORWARD-LOOKING INFORMATION

        This document, documents herein incorporated by reference, and other reports and filings made with the securities regulatory authorities, include forward-looking statements. All forward looking statements are based on TCPL's beliefs as well as assumptions based on information available at the time the assumption was made. Foward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date hereof or otherwise, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA PIPELINES LIMITED
	By:	/s/ RUSSELL K. GIRLING Russell K. Girling, Executive Vice-President, Corporate Development and Chief Financial Officer
Date: March 15, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

  13.1
  TransCanada PipeLines Limited Annual Information Form for the year ended December 31, 2004.

  13.2
  Management's Discussion and Analysis included herein on pages M-1 through M-50.

  13.3
  2004 Consolidated Audited Financial Statements included herein on pages F-3 through F-49.

  13.4
  U.S. GAAP reconciliation included herein on pages F-41 through F-49 of the 2004 Consolidated Audited Financial Statements.

  99.1
  Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference.

EXHIBITS

  23.1
  Consent of KPMG LLP, Chartered Accountants.

  31.1
  Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

  31.2
  Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

  32.1
  Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

  32.2
  Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

TRANSCANADA PIPELINES LIMITED

ANNUAL INFORMATION FORM

March 7, 2005

TRANSCANADA PIPELINES LIMITED    i

PRESENTATION OF INFORMATION

 Unless otherwise noted, the information contained in this Annual Information Form ("AIF") is given at or for the year ended, December 31, 2004 ("Year End"). Amounts are expressed in Canadian dollars unless otherwise indicated. Financial information is presented in accordance with Canadian generally accepted accounting principles.

 This AIF provides material information about the business and operations of TransCanada PipeLines Limited ("TCPL"). TCPL's Management's Discussion and Analysis dated March 1, 2005 ("MD&A") and TCPL's Audited Consolidated Financial Statements are incorporated by reference into this AIF and are available on SEDAR at www.sedar.com.

 Unless the context indicates otherwise, a reference in this AIF to "TCPL" includes TCPL's parent, TransCanada Corporation ("TransCanada"), and subsidiaries of TCPL through which its various business operations are conducted. Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement with TransCanada, which is described below under the heading "TransCanada PipeLines Limited — Corporate Structure", these actions were taken by TCPL or its subsidiaries. The term "subsidiary", when referred to in this AIF, means direct and indirect wholly-owned subsidiaries of TransCanada or TCPL, as applicable.

 Trends impacting TCPL's gas transmission and power businesses are discussed in the MD&A under the headings "Gas Transmission" (under the subheadings "Opportunities and Developments", "Regulatory Developments" and "Business Risks") and "Power" (under the subheadings "Opportunities and Developments" and "Business Risks").

FORWARD-LOOKING INFORMATION

 This AIF, the documents incorporated by reference into this AIF, and other reports and filings made with the securities regulatory authorities include forward-looking statements. All forward-looking statements are based on TCPL's beliefs and assumptions based on information available at the time the assumption was made. Forward-looking statements relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Much of this information also appears in the MD&A. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed in this AIF, which could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this AIF or otherwise, and TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

REFERENCE INFORMATION

 For the reference information noted below, please refer to Schedule "A".

  •
  Exchange Rate of the Canadian Dollar

  •
  Metric Conversion Table

ii    TRANSCANADA PIPELINES LIMITED

TRANSCANADA PIPELINES LIMITED

Corporate Structure

 TCPL's head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

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
May 15, 2003
Certificate of Arrangement issued in connection with the plan of arrangement with TransCanada. TransCanada was incorporated pursuant to the provisions of the Canada Business Corporation Act on February 25, 2003. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their TCPL common shares for one common share of TransCanada. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the principal operating subsidiary of the TransCanada group of entities.

 The significant dates and events relating to TransCanada are set out in TransCanada's Annual Information Form for the year ended December 31, 2004, dated March 7, 2005.

 At Year End, TCPL had approximately 2,473 employees, substantially all of whom were employed in Canada and the United States.

Significant Subsidiaries

 TCPL's significant subsidiaries(1) at Year End and the jurisdiction under which each subsidiary was incorporated are noted below. TCPL owns, directly or indirectly, 100 per cent of the voting shares of each of these subsidiaries.

TRANSCANADA PIPELINES LIMITED    1

(1)
Excludes certain of TCPL's subsidiaries where:

•
the total assets of each excluded subsidiary does not exceed ten per cent of the consolidated assets of TCPL at Year End;

•
the sales and operating revenues of each excluded subsidiary does not exceed ten per cent of the consolidated sales and operating revenues of TCPL for the year ended December 31, 2004;

•
the aggregate assets of all the excluded subsidiaries does not exceed 20 per cent of the consolidated assets of TCPL at Year End; and

•
the aggregate sales and operating revenues of all the excluded subsidiaries does not exceed 20 per cent of the consolidated sales and operating revenues of TCPL for the year ended December 31, 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

 The general development of TCPL's business during the last three financial years, and the significant acquisitions, events or conditions which have had an influence on that development, are described below.

Developments in Gas Transmission Business

 TCPL's focus has been to sustain, grow and optimize its natural gas transmission business. Summarized below are significant developments that have occurred in TCPL's natural gas transmission business over the last three years.

2004

 In September 2004, TCPL and Petro-Canada signed a memorandum of understanding for the development of the Cacouna Energy liquefied natural gas ("LNG") facility in Cacouna, Québec, approximately 15 kilometers northeast of Rivière-du-Loup. The proposed facility will be capable of receiving, storing and regasifying imported LNG with an average annual send out capacity of approximately 500 million cubic feet per day of natural gas. TCPL and Petro-Canada will share equally the construction costs of the facility, which are estimated to be $660 million. TCPL will operate the facility while Petro-Canada will contract for the facility's entire regasification capacity and supply the LNG. The proposed facility requires regulatory and other approvals from federal, provincial and municipal governments and regulators and the regulatory approval process is anticipated to take approximately two years to complete. Provided the necessary approvals are obtained, the facility is anticipated to be in service towards the end of this decade.

 On October 1, 2004, TCPL acquired the 380 kilometre Simmons pipeline system ("Simmons Pipeline System"), which delivers natural gas to the oil sands region near Fort McMurray, Alberta from several connecting receipt points on the Alberta System, for approximately $22 million.

2    TRANSCANADA PIPELINES LIMITED

 On November 1, 2004, TCPL acquired the Gas Transmission Northwest pipeline system ("GTN System") and the North Baja pipeline system ("North Baja System") from National Energy & Gas Transmission, Inc. ("NEGT") for US$1.7 billion, including approximately US$0.5 billion of assumed debt, subject to typical closing adjustments. The GTN System, formerly known as Pacific Gas Transmission, extends more than 2,174 kilometres from a connection point on TCPL's BC System and Foothills System near Kingsgate, British Columbia on the B.C. — Idaho border to a point near Malin, Oregon on the Oregon — California border. The natural gas transported on this system originates primarily in Canada and is supplied to markets in the Pacific Northwest, California and Nevada. The North Baja System extends 128 kilometres from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California — Mexico border. The natural gas transported on the North Baja System comes primarily from supplies in the southwestern U.S. for markets in northern Baja California, Mexico.

 In November 2004, TCPL and Shell US Gas & Power LLC ("Shell") announced plans to jointly develop an offshore LNG regasification terminal, Broadwater Energy, in the New York State waters of Long Island Sound. The proposed floating storage and regasification unit will be capable of receiving, storing and regasifying imported LNG with an average send out capacity of approximately one billion cubic feet ("Bcf") per day of natural gas. TCPL and Shell will build and install a floating storage and regasification unit at a location approximately 15 kilometers off the Long Island coast and 18 kilometers off the Connecticut coast. TCPL will own 50 per cent of Broadwater Energy LLC, which will own and operate the facility, while Shell will contract for the facility's entire regasification capacity and supply the LNG. The estimated cost of construction is US$700 million. The proposed Broadwater Energy LNG facility requires regulatory approval from Federal and State governments before construction can begin and the regulatory approval process is anticipated to take up to three years to complete. Provided the necessary approvals are granted and commercial commitments obtained, the facility could be in service in late 2010. TCPL and Shell have filed a request with the U.S. Federal Energy Regulatory Commission ("FERC") to initiate a six to nine month public review of the Broadwater proposal.

 In a referendum held in March 2004, the residents of Harpswell, Maine voted against leasing a town-owned site to build the Fairwinds LNG regasification facility. As a result, TCPL and its partner, ConocoPhillips Company, suspended further work on this LNG project.

 For further information about Gas Transmission Developments in 2004, refer to the headings "Business of TCPL — Gas Transmission — Wholly-Owned Pipelines" and "Business of TCPL — Gas Transmission — Other Gas Transmission" below.

2003

 In August 2003, TCPL acquired the remaining interests in Foothills Pipe Lines Ltd. ("Foothills") that it did not previously own. The Foothills System, which is owned by Foothills, extends 1,040 kilometres and has two legs: one which originates south of Caroline, Alberta and runs along the foothills of the Rocky Mountains through the Crowsnest Pass to Kingsgate, B.C. where it connects to the GTN System; and the other which originates south of Caroline, Alberta and runs southeast across Alberta and Saskatchewan to the Canada — U.S. border near Monchy, Saskatchewan where it interconnects with Northern Border Pipeline Company ("Northern Border Pipeline"). The Foothills System carries over 30 per cent of all Canadian natural gas exports to the U.S.

 TCPL, through Foothills, holds certificates for both the Alaskan and Canadian segments of the Alaska Highway Pipeline Project and also holds significant right-of-way assets for the project in both Canada and Alaska.

 In June 2003, TCPL, the Mackenzie Delta Producers Group ("Mackenzie Producers") and Mackenzie Valley Aboriginal Pipeline L.P. ("Aboriginal Pipeline Group" or "APG") reached a funding and participation agreement. TCPL agreed to finance the APG's share of project development costs in exchange for several options, including an ownership interest in the pipeline, certain rights of first refusal in the Mackenzie Gas Pipeline Project and the right to have the Mackenzie Delta gas flow into the Alberta System.

 Through acquisitions that took place in September and December 2003, TCPL increased its ownership interest in Portland Natural Gas Transmission System Partnership ("Portland") in the northeastern U.S. from 33.3 per cent to 61.7 per cent.

TRANSCANADA PIPELINES LIMITED    3

2002

 In August 2002, TCPL completed the acquisition of a portion of the two per cent general partnership interest in Northern Border Partners, L.P. ("NBP L.P."), a publicly held limited partnership. This interest provides TCPL with a 17.5 per cent voting interest on the partnership policy committee. NBP L.P. owns interests in pipelines and gas processing plants in the U.S. and Canada, including a 70 per cent interest in Northern Border Pipeline.

Developments in Power Business

 In the past three years, TCPL has grown its power business and, in particular, has increased its generation capacity from facilities it owns, operates and/or controls, including those under construction or development, from approximately 4,033 megawatts ("MW") in 2002 to 5,712 MW at Year End. Summarized below are significant developments that have occurred in TCPL's power business over the last three years.

2004

 TCPL received approval from the Québec government in April 2004, to develop the 550 MW natural gas-fired Bécancour cogeneration plant which is located at an industrial park near Trois-Rivières, Québec ("Bécancour Plant") and which will supply its entire power output to Hydro-Québec Distribution under a 20 year power purchase agreement. The Bécancour Plant will also supply steam to two other companies located within the same industrial park. Construction of the 550 MW Bécancour Plant began in the third quarter of 2004. The cost of the Bécancour Plant is estimated to be $550 million, including capitalized interest, and the plant is expected to be in service in late 2006.

 In April 2004, TCPL sold its ManChief and Curtis Palmer power plants to TransCanada Power, L.P. ("Power LP") for approximately US$402.6 million excluding closing adjustments. The acquisition was partially financed by Power LP through a public offering of subscription receipts which were subsequently converted into limited partnership units. TCPL did not take up its full pro rata share of the units and as a result, its interest in the Power LP was reduced from 35.6 per cent to 30.6 per cent.

 On September 29, 2004, TCPL entered into an asset purchase agreement with USGen New England, Inc. ("USGen"), a power generation company, for the purchase of hydroelectric generation assets with a total generating capacity of 567 MW of power for US$505 million. The asset purchase was subject to a bankruptcy court sanctioned auction in which TCPL was declared the successful bidder. The assets include generating systems on two rivers in New England: the 484 MW Connecticut River system in New Hampshire and Vermont and the 83 MW Deerfield River system in Massachusetts and Vermont. The necessary bankruptcy court approvals for the sale have been granted; however, the sale is also subject to certain regulatory approvals and conditions. In December 2004, Vermont Hydroelectric Power Authority exercised its option with USGen to purchase the 49 MW Bellows Falls facility located on the Connecticut River system. Upon closing of this purchase option, the Bellows Falls facility will be sold to Vermont Hydroelectric for US$72 million, thereby effectively reducing TCPL's total purchase price by that amount.

 Cartier Wind Energy Inc. ("Cartier Wind Energy"), of which 62 per cent is owned by TCPL, was awarded six wind energy projects by Hydro-Québec Distribution in October 2004, representing a total of 739.5 MW in the Gaspé region of Québec. The six projects are distributed throughout the Gaspésie-Iles-de-la-Madeleine region and the Regional County Municipality of Matane and are expected to cost a total of more than $1.1 billion to develop and construct. Construction of the projects is expected to begin late in 2005 and the projects are expected to be commissioned between 2006 and 2012. Long-term electricity supply contracts, which are subject to approval by the Régie de l'Energie, were negotiated with Hydro-Québec Distribution for each of the six facilities and were executed on February 25, 2005. Cartier Wind Energy has begun the process of seeking environmental approvals for the projects.

 Construction of the 165 MW MacKay River power plant located in Alberta was completed in 2003 and the plant was put into commercial service in 2004.

 Construction of the 90 MW Grandview natural gas-fired cogeneration power plant on the site of the Irving Oil refinery in Saint John, New Brunswick ("Grandview Plant") was completed by the end of 2004 and was commissioned in the first quarter of 2005. Under a 20 year tolling arrangement, a subsidiary of Irving Oil

4    TRANSCANADA PIPELINES LIMITED

Limited will provide fuel to the Grandview Plant and has contracted for 100 per cent of the Grandview Plant's heat and electricity output.

2003

 In February 2003, TCPL, as part of a consortium, acquired a 31.6 per cent interest in Bruce Power L.P. ("Bruce Power") and a 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power. Bruce Power leases its generation facilities from Ontario Power Generation Inc. ("OPG"). The facilities consist of eight nuclear reactors, five of which were operational at the end of 2003, with a capacity of 3,950 MW. An additional reactor with capacity of 750 MW commenced commercial operations in March 2004.

 The members of the purchasing consortium of Bruce Power severally guaranteed, on a pro-rata basis, certain contingent financial obligations of Bruce Power related to operator licenses, the OPG lease agreement, power sales agreements and contractor services. Bruce Power continues to be operated by experienced nuclear power plant operators. Spent fuel and decommissioning liabilities remain with OPG under the terms of the lease.

2002

 In November 2002, TCPL completed the acquisition of the 300 MW ManChief power plant, situated approximately 145 kilometres northeast of Denver, Colorado. The ManChief power plant was subsequently sold to Power LP in 2004.

Recent Developments

 In January 2005, TCPL announced that it would develop a $200 million natural gas storage facility near Edson, Alberta. The Edson facility is expected to have a capacity of approximately 50 Bcf and will connect to TCPL's Alberta System. TCPL has also secured a long-term contract with a third party for up to an additional 40 Bcf of storage capacity in Alberta. Upon completion of the Edson facility, combined with the existing storage capacity it holds through its 60 per cent interest in CrossAlta Gas Storage & Services Ltd., TCPL will own or control more than 110 Bcf of storage capacity, which will amount to approximately one third of the storage capacity in Alberta at that time. TCPL is in a position to provide fee based gas storage services directly to customers by April 2005 and the Edson facility's capacity will be available to customers on a phased in basis commencing in 2006.

 In February 2005, TCPL announced its intention to gauge industry interest in a project to develop a 3,000 kilometre oil pipeline, with capacity to transport approximately 400,000 barrels per day. The pipeline will run from Hardisty, in southeastern Alberta, south through Alberta, eastwards through Saskatchewan and Manitoba, and then south across the Canada-U.S. border through North Dakota, South Dakota, Iowa, Missouri and finally to the Wood River and Patoka delivery points in Illinois. The oil pipeline project will involve the conversion from gas service of approximately 1,240 kilometres of one line of TCPL's existing multi-line Alberta System and Canadian Mainline as well as new pipeline construction. Discussions with various stakeholders have begun and, if sufficient support for the oil pipeline project is attained, TCPL will proceed to seek the necessary regulatory approvals.

BUSINESS OF TCPL

 TCPL is a leading North American energy infrastructure company focused on natural gas transmission and power generation. At Year End, the gas transmission business accounted for approximately 77 per cent of revenues and 83 per cent of TCPL's total assets and the power business accounted for approximately 23 per cent of revenues and 13 per cent of TCPL's total assets. The following is a description of each of TCPL's two main areas of operation.

TRANSCANADA PIPELINES LIMITED    5

 The following table shows TCPL's revenues from operations by segment, classified geographically, for the years ended December 31, 2004 and 2003.

	2004	2003
	(millions of dollars)	(millions of dollars)
Gas Transmission
Canada — Domestic Deliveries	2,441	2,492
Canada — Export Deliveries(1)	1,259	1,291
United States	217	173

	3,917	3,956

Power
Canada — Domestic Deliveries	706	765
Canada — Export Deliveries(1)	2	2
United States	482	634

	1,190	1,401

Total Revenues(2)	5,107	5,357

Notes:

(1)
Export deliveries include gas transmission revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.

(2)
Revenues are attributed to countries based on country of origin of product or service.

Gas Transmission Business

Canada

 TCPL, through subsidiaries, has substantial Canadian natural gas pipeline holdings, including:

  •
  a natural gas transmission system running from the Alberta border east to delivery points in eastern Canada and the U.S. border ("Canadian Mainline");

  •
  a natural gas transmission system throughout the province of Alberta ("Alberta System");

  •
  a natural gas transmission system in southeastern B.C., southern Alberta and southwestern Saskatchewan ("Foothills System");

  •
  a natural gas transmission system in southeastern B.C. ("BC System"); and

  •
  a 50 per cent interest in Trans Québec & Maritimes Pipeline Inc. ("TQM") which operates a natural gas transmission system in southeastern Québec ("TQM System").

United States

 TCPL, through subsidiaries, has natural gas pipeline holdings in the U.S. including:

  •
  a natural gas transmission system running from northwestern Idaho, through Washington and Oregon to the California border (the "GTN System");

  •
  a natural gas transmission system in southern Arizona and California (the "North Baja System");

  •
  a 50 per cent interest in the Great Lakes Gas Transmission system ("Great Lakes System") which is located in the north central U.S., roughly parallel to the Canada — U.S. Border;

  •
  a 41 per cent interest in the Iroquois Gas Transmission System ("Iroquois System") which runs southwards down through the eastern part of the State of New York;

  •
  a 61.7 per cent interest in the Portland system which runs through Maine into Massachusetts;

  •
  a 10 per cent effective ownership interest, held through TC PipeLines, L.P., in the Northern Border Pipeline system which is located in the upper midwestern portion of the U.S.; and

6    TRANSCANADA PIPELINES LIMITED

  •
  a 17.4 per cent effective ownership interest in the Tuscarora Gas Transmission Company ("Tuscarora") system which runs from Oregon eastwards to the upper portion of Nevada. One per cent of this interest is held directly through a subsidiary of TransCanada and the remainder is held through TransCanada's interest in TC PipeLines, L.P.

 TCPL holds a 33.4 per cent interest in TC PipeLines, L.P., a publicly held limited partnership of which a subsidiary of TCPL acts as the general partner. The remaining interest of TC PipeLines, L.P. is widely held by the public. TC PipeLines, L.P. holds a 30 per cent interest in Northern Border Pipeline and a 49 per cent interest in Tuscarora.

Gas Transmission

 TCPL's transmission business principally includes the operation of the wholly-owned Canadian Mainline, Alberta System, Foothills System, BC System, GTN System and North Baja System as well as TCPL's other investments in partially-owned natural gas pipelines and storage facilities located primarily in Canada and the U.S.

 Canadian natural gas transmission services are provided under gas transportation tariffs that provide for cost recovery including return of and return on capital as approved by the applicable regulatory authorities. In some cases, such tariffs are determined under agreements with customers and other interested parties, subject to regulatory approval. The net income of the gas transmission business is generated based on such tariffs. Under the current regulatory model, net income is not affected by fluctuations in the commodity price of natural gas, but such fluctuations influence both production levels and the natural gas basins from which North American natural gas consumers elect to purchase natural gas supplies.

 Both the GTN System and the North Baja System operate under fixed rate models, under which maximum and minimum rates for various service types have been ordered by FERC and under which, these two systems are permitted to discount or negotiate rates on a non-discriminatory basis. The net earnings attributable to the GTN System and the North Baja System are impacted by variations in volumes delivered under the various service types that are provided, as well as by variations in the costs of providing transportation service.

 The volume of natural gas shipments on the Canadian Mainline, Alberta System, Foothills System, BC System, GTN System and North Baja System depends on the volume of natural gas produced and sold both in and outside of Alberta, and on the cost and availability of other pipeline capacity. The natural gas transported by TCPL on its Canadian pipelines comes primarily from the Western Canada Sedimentary Basin ("WCSB"). The WCSB's estimated remaining established reserves of natural gas are approximately 55 trillion cubic feet ("Tcf") with a remaining reserve-to-production ratio of approximately nine years at current levels of production. At present, incremental reserves are continually being discovered and generally maintain the reserve-to-production ratio at close to nine years. Production of natural gas from the WCSB has not increased since 2001. With the expansion of capacity on TCPL's wholly and partially-owned pipelines over the past decade, and the competition provided by other pipelines, combined with significant growth in natural gas demand in Alberta, TCPL anticipates there will be excess pipeline capacity out of the WCSB for the foreseeable future.

 In addition to the information concerning the gas transmission segment of TCPL's business set out herein, further information can be found in the MD&A under the heading "Gas Transmission — Opportunities and Developments".

Wholly-Owned Pipelines

  Canadian Mainline

 The Canadian Mainline consists of 14,898 kilometres of pipeline system transporting natural gas from the Alberta border east to various delivery points in Canada and at the U.S. border.

 Capital expenditures on the Canadian Mainline in 2004 were approximately $43 million. These expenditures were primarily for some localized capacity capital and maintenance capital projects. TCPL anticipates approximately $57 million of further localized capital spending on the Canadian Mainline in 2005, primarily related to capacity capital and maintenance capital projects.

TRANSCANADA PIPELINES LIMITED    7

 The following table sets forth the revenues earned and volumes delivered for the years ended December 31, 2004 and 2003 for the Canadian Mainline.

	2004		2003
	Revenues(1)	Per cent	Revenues	Per cent
	(millions of dollars)		(millions of dollars)
Revenues
Domestic Deliveries	952	44	1,035	46
Export Deliveries	1,201	56	1,214	54

Total	2,153	100	2,249	100

	2004		2003
	Volume	Per cent	Volume	Per cent
	(Bcf)		(Bcf)
Volumes Transported
Domestic Deliveries	1,345	51	1,295	49
Export Deliveries	1,276	49	1,333	51

Total	2,621	100	2,628	100

Note:

(1)
2004 domestic revenues were reduced as a result of transportation service credits related to a new service offered. Total credits of $23 million were reported against 2004 domestic revenues.

  Canadian Mainline Contracted Firm Transportation Services

 As of Year End, the Canadian Mainline was providing transportation for 127 shippers pursuant to 371 firm service transportation contracts. Approximately 44 per cent of the total daily transportation volume represented by these contracts relates to contracts for delivery of natural gas at U.S. border points.

 As of Year End, the weighted average remaining term of firm transportation contracts on the Canadian Mainline was approximately 2.5 years compared to a weighted average remaining term of 3.2 years at December 31, 2003. These contracts are renewable by the customer providing notice to TCPL at least six months prior to the expiry of the current contract term. The Canadian Mainline last operated at capacity with one year or longer firm service contracts during the 1998-1999 contract year. Since then, the Canadian Mainline has seen a 36 per cent decrease in firm contracted deliveries and a 19 per cent decrease in total deliveries originating at the Alberta border and in Saskatchewan. Further information can be found in the MD&A under the headings "Gas Transmission — Earnings Analysis" and "Gas Transmission — Opportunities and Developments".

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

8    TRANSCANADA PIPELINES LIMITED

 In February 2003, the NEB denied TCPL's September 2002 request for a Review and Variance of an NEB decision referred to as the Fair Return Decision, which TCPL considered unsatisfactory. Consequently, TCPL applied for and was granted leave to appeal the NEB's denial of the Review and Variance to the Federal Court of Appeal. However, in April 2004, the Federal Court of Appeal dismissed TCPL's appeal. TCPL remains disappointed with the Fair Return Decision; however, the Federal Court of Appeal decision extinguished any means of having it varied. In the 2002 Fair Return Decision, the NEB denied an application by TCPL requesting the adoption of an after-tax weighted average cost of capital methodology for establishing investment return and an after-tax weighted average cost of capital of 7.5 per cent, equivalent to a 12.5 per cent rate of return on deemed common equity of 40 per cent. The NEB instead affirmed a formula under which the rate of return on common equity ("ROE") for the Canadian Mainline was determined to be 9.61 per cent in 2001, 9.53 per cent in 2002 and 9.79 per cent in 2003. The NEB increased deemed common equity to 33 per cent from the previously approved level of 30 per cent. TCPL is of the belief that the Fair Return Decision does not recognize the long-term business risks of the Canadian Mainline.

 In January 2004, TCPL filed an application with the NEB to determine 2004 Canadian Mainline tolls and the NEB, because of the then pending appeal to the Federal Court of Appeal regarding the Fair Return Decision, decided to hear the application in two phases: Phase I which addressed all matters except cost of capital and Phase II which addressed cost of capital. As part of Phase I of the application, TCPL originally requested an 11 per cent return on deemed common equity of 40 per cent, however, given the Federal Court of Appeal's dismissal of TCPL's appeal respecting its request of the NEB to review the Fair Return Decision, TCPL amended the application so as to request an ROE of 9.56 per cent, as determined under the NEB's generic ROE formula on deemed common equity of 40 per cent. In its Phase I decision issued in September 2004, the NEB approved virtually all applied-for costs and the new Firm Transportation — Non Renewable service. The NEB considered the cost of capital portions of TCPL's application in Phase II of the proceeding and a decision on Phase II is expected in the second quarter of 2005.

 In February 2005, TCPL announced that it had reached a settlement with its Canadian Mainline shippers regarding the tolls and tariff that are applicable to the Canadian Mainline in 2005.

 Further information about regulatory development involving the Canadian Mainline can be found in the MD&A under the headings "Gas Transmission — Regulatory Developments — Canadian Mainline" and "Consolidated Financial Review — Gas Transmission".

  Alberta System

 The Alberta System, held by NOVA Gas Transmission Ltd. ("NGTL"), a subsidiary of TCPL, is an Alberta-wide natural gas transmission system that collects and transports natural gas for use in Alberta and for delivery to connecting pipelines, such as the Canadian Mainline, the Foothills System and the BC System, as well as to other unaffiliated pipelines, at various points on the Alberta border for delivery to eastern Canada, B.C. and the U.S. The Alberta System includes 23,186 kilometres of mainlines and laterals. On October 1, 2004, the Simmons Pipeline System, which delivers gas to the Fort McMurray area, became part of the Alberta System.

 Capital expenditures, which are dependent in part upon requests for increased transportation service by customers, were $87 million in 2004. TCPL anticipates approximately $97 million of capital spending on the Alberta System in 2005. These capital expenditures will be primarily related to capacity expansion.

TRANSCANADA PIPELINES LIMITED    9

 The following table sets forth the annual volumes delivered by the Alberta System for the years ended December 31, 2004 and 2003.

	2004		2003
Deliveries to Market Areas	Volume(1)	Per cent	Volume(2)	Per cent
	(Bcf)		(Bcf)
Alberta	589	15	539	14
Eastern Canada and Eastern United States	1,418	36	1,552	40
Western United States	737	19	665	17
Midwestern United States	1,155	30	1,117	29
B.C.	10	—	10	—

Total	3,909	100	3,883	100

Notes:

(1)
Of the total volumes transported in 2004, 1.80 Tcf of natural gas was delivered to the Canadian Mainline, 743 Bcf of natural gas was delivered to the BC System and 768 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

(2)
Of the total volumes transported in 2003, 1.89 Tcf of natural gas was delivered to the Canadian Mainline, 673 Bcf of natural gas was delivered to the BC System and 777 Bcf of natural gas was delivered to the Saskatchewan portion of the Foothills System.

  Alberta System Contracted Firm Transportation Services

 As of Year End, the Alberta System was providing transportation for 282 shippers pursuant to approximately 18,300 firm service transportation contracts.

 As of Year End, the weighted average remaining term of firm transportation contracts was approximately 2.9 years, compared to a weighted average remaining term of 2.4 years as of December 31, 2003. Currently, these contracts are renewable by the customer providing notice to NGTL at least twelve months prior to the expiry of the current contract term.

 Further information about the Alberta System can be found in the MD&A under the headings "Gas Transmission — Earnings Analysis" and "Gas Transmission — Opportunities and Developments".

  Regulation of the Alberta System

 The construction and operation of the Alberta System is regulated by the Alberta Energy and Utilities Board ("EUB") primarily under the provisions of the Gas Utilities Act (Alberta) and the Pipeline Act (Alberta). NGTL also requires the EUB's approval for rates, tolls and charges, and the terms and conditions under which it provides its services. Under the provisions of the Pipeline Act, the EUB oversees various matters, including the economic, orderly and efficient development of the pipeline, the operation and abandonment of the pipeline, and certain related pollution and environmental conservation issues. In addition to requirements under the Pipeline Act, the construction and operation of natural gas pipelines in Alberta are subject to certain provisions of, and require certain approvals under, other provincial legislation such as the Environmental Protection and Enhancement Act (Alberta).

 Alberta System tolls are designed to generate sufficient revenues for NGTL to recover operating expenses, depreciation, taxes and financing costs of the Alberta System, including interest on debt and payments on securities attributable to the Alberta System, together with a return on deemed common equity.

 In 2004, TCPL received two significant regulatory decisions from the EUB in respect of the Alberta System which were disappointing.

 In July 2004, the EUB released its decision in the generic cost of capital ("GCOC") proceeding. All Alberta provincially regulated utilities, including the Alberta System, were mandated an ROE of 9.60 per cent for 2004. This generic ROE will be adjusted annually by 75 per cent of the change in long-term Government of Canada bonds from the previous year, consistent with the approach used by the NEB. The EUB also established a deemed common equity of 35 per cent for the Alberta System. This result was less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent, which the company considered to be a fair return.

10    TRANSCANADA PIPELINES LIMITED

 In September 2003, TCPL filed Phase I of the 2004 General Rate Application ("GRA") with the EUB, consisting of evidence in support of the applied-for rate base and revenue requirement. In its August 2004 decision, the EUB approved TCPL's purchase of the Simmons Pipeline System and the recovery of costs associated with firm transportation service arrangements with the Foothills, Simmons and Ventures LP systems; however, the EUB decision disallowed certain operating costs, including incentive compensation costs.

 In September 2004, TCPL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. TCPL believes the EUB made errors of law in deciding to deny the inclusion of these compensation-related costs in the revenue requirement which it considers necessary and prudent for the safe, reliable and efficient operation of the Alberta System. At TCPL's request, the Court of Appeal adjourned the appeal for an indefinite period of time to allow TCPL to consider the merits of a review and variance application to the EUB in respect of 2004 costs, and work toward a negotiated settlement of future years' tolls with its customers which would replace or amend TCPL's 2005 GRA. In September 2004, the EUB gave approval for TCPL to enter into negotiations for a settlement that would not exceed three years.

 In December 2004, the EUB approved interim rates that were effective in 2004 as final rates and approved interim rates effective January 1, 2005, which will remain in place until final 2005 rates are determined. In addition, in February 2005, TCPL reached an agreement in principle with its Alberta System shippers in respect of a revenue requirement settlement for the period from January 1, 2005 until December 31, 2007. TCPL is proceeding with finalizing the terms of the settlement with the negotiating parties and anticipates executing the settlement agreement in March 2005. TCPL expects to file the settlement agreement with the EUB for approval, shortly thereafter.

 Further information about regulatory developments involving the Alberta System can be found in the MD&A under the headings "Gas Transmission — Regulatory Developments — Alberta System" and "Consolidated Financial Review — Gas Transmission".

  Tolling Methodology for the Alberta System

 The current tolling methodology and rate design for the Alberta System features differentiated pricing for each gas receipt point on the Alberta System. The receipt-point price is dependent on geographic location, the diameter of the pipe through which the customer's natural gas travels, and the term of the transportation contract.

  Foothills System

 The Foothills System, which is regulated by the NEB and the Northern Pipeline Agency of Canada, is a 1,040 kilometre natural gas pipeline that transports western Canadian natural gas from central Alberta to connecting pipelines for transportation to markets in the U.S. Midwest, Pacific Northwest, California and Nevada. TCPL merged Foothills' operations with its own in February 2004. TCPL previously held a 50 per cent interest in Foothills and in August 2003, acquired the remaining interest.

 The Alaska Highway Pipeline Project, which will bring Prudhoe Bay natural gas from Alaska to markets in Canada and the U.S., involves pipeline construction in Canada and Alaska. Foothills holds the priority right to build, own and operate the first pipeline through Canada for the transportation of Alaskan gas. This right was granted under the Northern Pipeline Act of Canada following a lengthy competitive hearing before the NEB in the late 1970's which resulted in a decision in favor of Foothills.

 TCPL spent approximately $1 million on the Foothills System in 2004 and anticipates that it will spend approximately $2 million on the Foothills System in 2005, primarily for maintenance capital.

  BC System

 The BC System, which is regulated by the NEB, consists of 201 kilometres of pipeline that carries natural gas from a connecting point with the Alberta System through the southeastern corner of B.C. to connect with the GTN System at the Canada — U.S. border near Kingsgate, B.C. The GTN System delivers gas to markets in California, Nevada and the northwestern U.S. Further information can be found about the GTN System under

TRANSCANADA PIPELINES LIMITED    11

the heading "General Development of the Business — Developments in Gas Transmission Business — 2004", above and under the heading "Business of TCPL — Gas Transmission — Wholly Owned Pipelines — GTN System", below.

 In 2004, capital expenditures on the BC System were approximately $1 million, primarily for maintenance capital. TCPL anticipates approximately $2 million of capital spending on the BC System in 2005, primarily for maintenance capital.

 The BC System is regulated on a complaint basis and the tolls are based on a cost-of-service methodology. In December 2003, the NEB adopted interim rates and charges for 2004 pending the resolution of compensation cost issues with shippers on the BC System. As discussions continue in an effort to resolve these issues, the BC System closed the year on interim rates. On December 23, 2004, the NEB adopted new interim rates and charges for 2005, again pending resolution of the outstanding issues.

  GTN System

 The GTN System, which is a natural gas pipeline system regulated by FERC, is comprised of more than 2,174 kilometres of pipeline and runs from a connection point on TCPL's BC System near Kingsgate, B.C. on the B.C.-Idaho border to a point near Malin, Oregon on the Oregon-California border. The natural gas transported on this system originates primarily in Canada and is supplied to the Pacific Northwest, California and Nevada.

 As of Year End, 95 per cent of the GTN System's available long-term firm capacity was held among 43 shippers. The volume-weighted average remaining term of those contracts was approximately ten years. The GTN System operates under fixed rate models.

 TCPL acquired the GTN System in November 2004 and anticipates approximately $11 million of capital spending on it in 2005, primarily for maintenance capital.

  North Baja System

 The North Baja System is a 128 kilometre natural gas pipeline which extends from a point near Ehrenberg, Arizona to a point near Ogilby, California on the California — Mexico border. The natural gas transported on the North Baja System comes primarily from supplies in the southwestern U.S. for markets in northern Baja California, Mexico. FERC also regulates the North Baja System.

 During 2004, the North Baja System provided long-term transportation service to four customers. As of Year End, the volume-weighted average remaining term of all long-term contracted capacities on the North Baja System was approximately 18 years. Long-term firm service accounted for 93 per cent of the North Baja System's total transportation revenue and transported volumes in 2004. Like the GTN System, the North Baja System operates under fixed rate models.

 TCPL acquired the North Baja System in November 2004 and anticipates spending approximately $2 million on capital expenditures in 2005. The majority of these capital expenditures relate to accommodating future gas supplies from LNG facilities on the Pacific Coast of Mexico, which are expected to be operational in 2007.

Other Gas Transmission

 TCPL actively pursues natural gas pipeline and pipeline-related development, acquisition and operation opportunities in Canada and the U.S., where these opportunities are driven by strong customer demand.

  Great Lakes

 TCPL holds a 50 per cent interest in the Great Lakes System which is a 3,387 kilometre pipeline system which is operated by Great Lakes Gas Transmission Limited Partnership. The Great Lakes System transports Canadian natural gas from its interconnection with the Canadian Mainline at Emerson, Manitoba to markets in central Canada through an interconnect at St. Clair, Ontario as well as markets in the eastern and midwestern U.S. The Great Lakes System's rates are based on a five year settlement agreement which was approved by FERC in 2001 and is effective until October 31, 2005.

12    TRANSCANADA PIPELINES LIMITED

  TC PipeLines, L.P.

 TC PipeLines, L.P., a U.S. publicly-held limited partnership, was formed to acquire, own and participate in the management of U.S. based pipeline assets which are regulated by FERC. In May 1999, TCPL's 30 per cent general partner interest in Northern Border Pipeline was conveyed to TC PipeLines, L.P. in exchange for cash and a 33.4 per cent interest in TC PipeLines, L.P., 31.4 per cent of which is comprised of units and two per cent of which is a general partnership interest. TC PipeLines, L.P. issued the balance of the units to the public. The main asset of TC Pipelines, L.P. is the 30 per cent interest in Northern Border Pipeline which operates a 2,010 kilometre natural gas pipeline system which connects with the Foothills System at the Saskatchewan — Montana border and serves the midwestern U.S., terminating at North Hayden, Indiana. In October 2001, Northern Border Pipeline completed a 55 kilometre pipeline extension and installed additional compression that provided 545 MMcf/d of incremental transportation capacity to North Hayden, Indiana and expanded Northern Border Pipeline's delivery capability into the Chicago area by approximately 30 per cent.

 In September 2000, TC PipeLines, L.P. acquired a 49 per cent general partnership interest in Tuscarora from TCPL. Tuscarora owns a 386 kilometre natural gas pipeline system which transports natural gas from Malin, Oregon to Wadsworth, Nevada and delivers to points in northeastern California. In January 2001, the Tuscarora system was extended by the addition of a second citygate connection to the expanding Reno, Nevada metropolitan market.

 A subsidiary of TCPL acts as the general partner of TC PipeLines, L.P.

  Iroquois

 The Iroquois System, which is regulated by FERC, connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the northeastern U.S. TCPL's aggregate interest in the Iroquois System, through two subsidiaries, is approximately 41 per cent.

 Iroquois' Eastchester extension and expansion was completed and the facilities were put into service in February 2004. This expansion extends the Iroquois System from Long Island into New York City, adding 59 kilometres to the Iroquois System and will provide an additional 230 MMcf/d of new service into this market. The Iroquois System is now 663 kilometres in length.

 In January 2004, Iroquois filed a rate application with FERC to establish rates for the Eastchester expansion. As a result of settlement conferences held in June and July 2004, Iroquois submitted a comprehensive settlement agreement to FERC in August 2004, which was approved by FERC in October 2004. The settlement agreement provides for recourse rates applicable until 2011 and implements an eight year rate moratorium for Eastchester.

  Trans Québec & Maritimes

 TCPL holds a 50 per cent interest in the 572 kilometre TQM System which connects with the Canadian Mainline. TQM serves markets in Québec and connects with the Portland system. The TQM System is regulated by the NEB.

  Portland

 TCPL holds a 61.7 per cent controlling interest in Portland which is a 471 kilometre interstate pipeline that interconnects with the pipeline system of TQM at the U.S.-Canada border near East Hereford, Québec, and with the Tennessee Gas Pipeline in Haverhill and Dracut, Massachusetts. The southern sections of Portland's system, consisting of 163 kilometres of pipeline, are part of the joint facilities shared with the Maritimes and Northeast Pipeline. Portland holds a one-third ownership interest in the joint facilities. Portland is regulated by FERC.

 In August 2004, Portland initiated a restructuring plan whereby all of its operating and administrative functions would be performed by TCPL pursuant to a services agreement. The transition of duties was completed by November 2004.

TRANSCANADA PIPELINES LIMITED    13

  Northern Development

 In 2004, TCPL continued to pursue pipeline opportunities to move both Mackenzie Delta and Alaska North Slope natural gas to markets throughout North America. TCPL worked with key stakeholders in the interest of participating in these pipeline projects, as set out below:

 TCPL, the Mackenzie Producers and the APG reached funding and participation agreements in June 2003. These agreements secured a role for TCPL in the proposed Mackenzie Gas Pipeline Project and entitled the APG to become an equity participant. The Mackenzie Gas Pipeline Project involves the construction and operation of a natural gas pipeline system in the Mackenzie Valley that would move Mackenzie Delta natural gas from Inuvik, Northwest Territories to the northern border of Alberta, where it would connect with the Alberta System. TCPL has agreed to finance the APG for its one-third share of project development costs. This share is currently expected to be $90 million. This loan will be repaid from the APG's share of available future pipeline revenues. TCPL funded $34 million of this loan in 2003 and another $26 million in 2004, for a total funding of $60 million to date.

 In October 2004, Imperial Oil Resources announced that applications for the main regulatory approvals for the Mackenzie Gas Pipeline Project had been submitted to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. These filings mark a significant milestone in the project definition phase.

 In 2004, TCPL continued its discussions with Alaska Highway pipeline stakeholders including Alaska North Slope producers and the State of Alaska, relating to the Alaskan portion of the Alaska Highway pipeline project. In June 2004, TCPL filed an application under the State of Alaska's Stranded Gas Development Act, and requested the State to resume processing the long pending application for a right of way lease across State lands. Once the right of way lease application is approved, TCPL is prepared to convey the right of way lease to another entity if that entity is willing to connect with TCPL's pipeline system. The lease conveyance would require an interconnection agreement with TCPL at the Yukon — Alaska border.

 In January 2004, Foothills and the Kaska First Nation signed an Agreement in Principle that provides the framework for a future participation agreement. The Agreement in Principle marks the completion of the second stage of negotiations related to a potential participation agreement for the Alaska Highway Pipeline Project.

  Liquefied Natural Gas

 In September and November of 2004, TCPL announced plans for the development of two significant LNG facilities: the Cacouna Energy LNG facility and the offshore Broadwater Energy LNG regasification terminal. These developments are more fully described under the heading "General Development of the Business — Developments in Gas Transmission Business — 2004", above in this AIF.

  Ventures LP

 TransCanada Pipeline Ventures Limited Partnership ("Ventures LP"), which is wholly owned by TCPL, owns a 121 kilometre pipeline and related facilities, which supply natural gas to the oil sands region of northern Alberta, and a 27 kilometre pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta.

  CrossAlta

 TCPL holds a 60 per cent interest in the Crossfield Storage Joint Venture which controls an underground gas storage facility near Crossfield, Alberta. The facility is commercially operated on behalf of the joint venture by CrossAlta Gas Storage & Services Ltd., in which TCPL also holds a 60 per cent interest.

  TransGas

 TCPL holds a 46.5 per cent interest in TransGas de Occidente S.A., a Colombian corporation which operates a 344 kilometre natural gas pipeline between the cities of Mariquita and Cali, Colombia.

14    TRANSCANADA PIPELINES LIMITED

  Gas Pacifico

 TCPL holds a 30 per cent interest in Gasoducto del Pacifico ("Gas Pacifico"), a 540 kilometre natural gas pipeline from Argentina to Concepción, Chile.

  Innergy

 TCPL holds a 30 per cent interest in INNERGY Holdings S.A., an industrial natural gas transportation and marketing company operating in the area of Concepción, Chile, which markets natural gas transported on the Gas Pacifico system.

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

 The construction and operations of the Alberta System and Ventures LP's pipeline are regulated by the EUB.

 With respect to TCPL's U.S. pipeline investments, the U.S. Natural Gas Act of 1938 ("NGA") establishes the framework for regulation of interstate natural gas transportation, facilities construction and terms and conditions of service. FERC is charged with implementing the NGA's requirements. The terms and conditions of service under which TCPL transports natural gas on the Great Lakes System, are subject to NGA authorizations issued by FERC. Interconnected natural gas pipelines and other U.S. interstate pipeline projects in which TCPL owns an interest, are subject to FERC and NGA regulation, as well as certain state regulatory requirements.

 Further information about the regulation of the Canadian Mainline, Alberta System and other pipeline systems, can be found under the heading "Business of TCPL — Gas Transmission — Wholly Owned Pipelines" above.

Competition in Gas Transmission

 TCPL's wholly-owned pipelines are connected to and supplied by one of North America's largest natural gas basins, the WCSB. However, the WCSB is maturing and it will be a challenge for producers to increase production in this basin. Other pipeline systems connected to the WCSB, including some of TCPL's interconnected pipelines, have expanded in the last few years. These expansions have provided shippers with additional flexibility and competitive choices when moving WCSB supplies to market. The WCSB gas supply is expected to remain essentially flat.

 The Alberta System is the primary transporter of natural gas within the province of Alberta and to provincial boundary points. However, there are a number of alternative pipelines which offer price advantages and which compete with the Alberta System. In anticipation of and in response to these developments, the Alberta System's current tolling methodology was designed to enhance NGTL's ability to provide competitive pricing and service flexibility and to provide TCPL with the ability to respond to potential future export bypass pipelines.

 The Canadian Mainline is now one of five natural gas pipelines providing transportation service from the WCSB. Increased competition has led to the non-renewal of some of the firm service contracts on the Alberta System and the Canadian Mainline, and has led to decreased utilization on certain pipeline segments.

 Further information about business risks in Gas Transmission can be found under the heading "Risk Factors — Gas Transmission" below and in the MD&A under the headings "Gas Transmission — Opportunities and Developments" and "Gas Transmission — Business Risks".

Research and Development

 In 2004, TCPL spent approximately $7.0 million on research and development activities of which approximately $2.5 million related to research on pipeline integrity management, approximately $3.0 million on other regulated pipeline activities and approximately $1.5 million on non-regulated pipeline ventures.

TRANSCANADA PIPELINES LIMITED    15

Power

 The Power segment of TCPL's business includes the acquisition, development, construction, ownership, operation and management of power plants, the marketing of electricity and the provision of electricity account services to energy and industrial customers.

 The power plants and power supply that TCPL owns, operates and/or controls, including those under development or in construction, in the aggregate, represent approximately 5,700 MW of power generation capacity in Canada and the U.S.

 TCPL owns and operates:

  •
  gas-fired cogeneration plants in Alberta at Carseland (80 MW), Redwater (40 MW), Bear Creek (80 MW) and MacKay River (165 MW);

  •
  a gas-fired cogeneration Grandview plant (90 MW) near Saint John, New Brunswick;

  •
  a waste-heat fuelled power plant at the Cancarb facility in Medicine Hat, Alberta (27 MW); and

  •
  a gas-fired, combined-cycle Ocean State Power plant in Burrillville, Rhode Island (560 MW).

 TCPL has long-term power purchase arrangements in place for:

  •
  100 per cent of the production of the Sundance A (560 MW) and 50 per cent interest, through a partnership, of the production of the Sundance B (353 MW of 706 MW) power facilities near Wabamun, Alberta.

 TCPL owns, but does not operate:

  •
  a 31.6 per cent interest in the nuclear power generation facilities of Bruce Power in Ontario (1,485 MW of a total of 4,700 MW that is in operation); and

  •
  a 17 per cent interest in Huron Wind L.P. whose assets are located at the Bruce Power site (2 MW of a total of 9 MW that is in operation).

 TCPL owns the following facilities which are under construction or development:

  •
  the 550 MW gas-fired cogeneration Bécancour plant near Trois-Rivières, Québec, which is expected to be completed in late 2006; and

  •
  a 62 per cent interest in Cartier Wind Energy which will construct six wind energy projects in the Gaspé region of Québec (458 MW of a total of 739.5 MW).

 TCPL is in the process of acquiring hydroelectric generation assets from USGen which are located on two rivers in New England and which will have a generating capacity of up to 518 MW, which excludes the generating capacity of the Bellows Falls facility (49 MW) as this plant is the subject of a purchase option held by a third party which has been exercised but not yet closed.

 TCPL has a power marketing office in Westborough, Massachusetts to manage the Ocean State Power purchase agreements and fulfill supply obligations, and to take advantage of additional marketing opportunities in the New England and New York markets. The office also markets the output of Power LP's Castleton power plant.

 Operations and maintenance services for the Bruce Power plant continue to be supplied by Bruce Power management and staff. Bruce Power leases the Bruce Power facilities from OPG and currently operates six nuclear power units out of the eight on site. The two units that are not being operated are laid up. Bruce Power sells the output from the operating units through a combination of fixed-price contracts and spot market sales. Bruce Power is the tenant under a long-term lease with OPG and under the terms of the lease, spent fuel and site decommissioning liabilities remain the responsibility of OPG. Bruce Power is subject to risks related to the operation and maintenance of the nuclear power generating facilities, including risks relating to the use, handling, containment and storage of radioactive materials; limitations on the amounts and types of insurance that are commercially available to cover any related liabilities that may arise from these operations; changes in and varying interpretations of the extensive federal regulations that apply to Bruce Power's nuclear operations; modifications needed to meet increasing security requirements; and repairs, modifications, replacements and

16    TRANSCANADA PIPELINES LIMITED

outages that may be necessitated as a result of testing and inspection programs which, themselves, may need to be enhanced in coming years to improve operations or satisfy increasing regulatory or other requirements.

 Late in the fourth quarter of 2004, TCPL responded to the Ontario government's Request for Proposals for 2,500 MW of new electricity generation capacity. TCPL and OPG, through their limited partnership, Portlands Energy Centre L.P., responded by proposing a 550 MW combined-cycle natural gas-fuelled power plant that would be located in the Portlands area of downtown Toronto, Ontario. TCPL, in its own right, responded to the Request for Proposals with another, unrelated proposal.

 TCPL continues to investigate potential power investment opportunities throughout North America, including a potential investment, together with its Bruce Power partners, in the Point Lepreau nuclear generating station in New Brunswick. The Point Lepreau facility, which is indirectly owned by the New Brunswick provincial government, is a 680 MW nuclear power plant with a CANDU reactor similar to the reactors operated by Bruce Power. No decision has been made by TCPL and its partners as to whether an investment will be made in the Point Lepreau facility; however, discussions are ongoing with New Brunswick Power.

TransCanada Power, L.P.

 TCPL is the general partner of, manages and operates Power LP and holds 30.6 per cent of its outstanding limited partnership units. Power LP is a publicly-held limited partnership that owns eleven power plants in Canada and the U.S. which generate approximately 744 MW of power. It is one of the largest publicly traded power limited partnerships in Canada with a market capitalization of approximately $1.7 billion. TCPL supplies the natural gas fuel and waste heat for certain of Power LP's plants and buys output from one of the plants.

 Power LP owns:

  •
  the combined-cycle power plants, fuelled by a combination of natural gas and waste heat from adjacent TCPL compression facilities in Tunis (43 MW), Nipigon (40 MW), Kapuskasing (40 MW) and North Bay (40 MW), all in Ontario;

  •
  a natural gas cogeneration plant at Castleton-on-Hudson, New York (64 MW);

  •
  a wood-waste fuelled power plant at Williams Lake, B.C. (66 MW);

  •
  the wood-waste and waste heat Calstock power plant near Hearst, Ontario (35 MW);

  •
  the simple-cycle ManChief power plant near Brush, Colorado (300 MW);

  •
  the Curtis Palmer hydroelectric power facilities on the Hudson River near Corinth, New York (60 MW);

  •
  the run-of-river hydroelectric facility on the Mamquam River north of Vancouver (50 MW); and

  •
  the three-unit reservoir based hydroelectric Queen Charlotte station facility located on Moresby Island in B.C. (6 MW).

Other Power

  PT Paiton

 TCPL effectively holds an approximate 11 per cent interest in PT Paiton Energy Company, which owns a power project consisting of two 615 MW coal-fired power units located in Indonesia.

TRANSCANADA PIPELINES LIMITED    17

Power Performance

 The following tables set forth the revenues earned, power volumes marketed and generation capacity in Canada and the U.S. for the years ended December 31, 2004 and 2003 from TCPL's power operations.

	2004		2003
	Revenues	Per cent	Revenues	Per cent
	(millions of dollars)		(millions of dollars)
Revenues(1)
Canada — Domestic	706	59	765	55
Canada — Export	2	—	2	—
United States	482	41	634	45

Total	1,190	100	1,401	100

	2004		2003
	Volume	Per cent	Volume	Per cent
	(gigawatt hours)		(gigawatt hours)
Volumes Sold(2)(3)(4)
Canada — Domestic	24,426	79	20,575	74
Canada — Export	37	—	38	—
United States	6,457	21	7,397	26

Total	30,920	100	28,010	100

	2004		2003
	Generation	Per cent	Generation	Per cent
	(MW)		(MW)
Generation Capacity(2)(3)(4)(5)(6)
Canada	3,112	76	2,641	73
United States	984	24	984	27

Total	4,096	100	3,625	100

Notes:

(1)
2004 revenues reflect the sale of Curtis Palmer and ManChief facilities to Power LP on April 30, 2004.

(2)
Includes 100 per cent of volumes sold by, and the generation capacity of, Power LP (after eliminating intercompany transactions with TCPL).

(3)
TCPL, directly or indirectly, acquires 560 MW from Sundance A and 353 MW from Sundance B through long-term power purchase arrangements, which represent 100 per cent of the Sundance A and 50 per cent of the Sundance B power plant output, respectively.

(4)
Sales volumes in 2003 reflect TCPL's 31.6 per cent share of Bruce Power output from the acquisition date of February 14, 2003.

(5)
2004 excludes Bécancour (550 MW) and Grandview (90 MW) which were not in commercial service at Year End. 2003 excludes MacKay River (165 MW), Bécancour (550 MW), Grandview (90 MW) and Bruce, Unit 3 (237 MW) which were not in commercial service at December 31, 2003.

(6)
Excludes USGen generation capacity (518 MW, excluding the Bellows Falls facility), which TCPL expects to acquire in 2005. Also excludes TCPL's proportionate share of Cartier Wind Energy's generation capacity (458 MW) which is under development.

Regulation of Power

 Deregulation of the power industry is proceeding at different stages throughout most of the markets in which TCPL currently operates, which are primarily Alberta, Ontario and the northeastern U.S. In 2001, Alberta deregulated its generation assets and opened the market for retailers and wholesalers. In May 2002, the government of Ontario created a competitive, bid-based wholesale market for electricity in Ontario, a process that began with legislation first enacted under the Electricity Act in 1998. Later in 2002, after considerable volatility and rising prices under this new market, the government of Ontario instituted retail price caps, effectively shielding eligible customers from wholesale price volatility. After a change in government in Ontario, these retail caps were increased on April 1, 2004, to better reflect the cost of electricity. These caps do not

18    TRANSCANADA PIPELINES LIMITED

directly affect the wholesale market in which TCPL is primarily focused. In December 2004, the government of Ontario again restructured the Ontario markets by passing the Electricity Restructuring Act, 2004 ("ERA"). Among other things, the ERA places certain of the Ontario Power Generation Corporation's baseload nuclear and hydro generation assets under direct rate regulation by the Ontario Energy Board. Bruce Power was not affected by this legislation and remains a participant in the wholesale market in Ontario. Bruce Power is presently in discussions with a provincially appointed negotiator respecting the possible restart of Bruce Power's units 1 and 2. It is unclear whether these negotiations will result in any change to the commercial context in which Bruce Power operates. In addition, the ERA provides for a return to coordinated system planning by the newly created Ontario Power Authority ("OPA"), which is charged with managing the long-term supply of electricity in Ontario. The OPA will assume responsibility for procuring electricity supply through requests for proposals or otherwise, and will enter into new power purchase agreements with generators responding to procurement initiatives. It is possible that these and subsequent changes in Ontario's power industry, will have both positive and negative impacts on TCPL's Ontario power operations.

 TCPL's investment in Ocean State Power and TCPL's U.S. electric power marketing activities are subject to the jurisdiction of FERC under the U.S. Federal Power Act, as well as to the jurisdiction of certain state regulatory authorities in which the generation facilities are located. In 1998 and 1999, respectively, FERC began operation of competitive, bid-based wholesale power markets in New England and New York. These markets continue to evolve through consultation with government, regulators and market stakeholders. The northeastern markets in which TCPL operates are converging in terms of structure with the recent adoption of Standard Market Design elements that have been defined by FERC.

Competition in Power

 TCPL's power business has operated and continues to operate in highly competitive markets with many participants that are driven mainly by price. TCPL mitigates the effects of short-term changes in the market using various forms of hedging, including entering into fixed price forward sales. The quantity and term of such forward sales varies by region and depends on liquidity of markets in these regions. TCPL also retains an amount of unsold generation capacity in order to preserve its flexibility in the short-term to manage TCPL's portfolio of assets.

 Further information about business risks in TCPL's power business can be found in the MD&A under the heading "Risk Factors — Power" below and in the MD&A under the heading "Power — Business Risks".

Other Interests

Cancarb Limited

 TCPL owns Cancarb Limited, a world scale thermal carbon black manufacturing facility located in Medicine Hat, Alberta.

TransCanada Turbines

 TCPL owns a 50 per cent interest in TransCanada Turbines Ltd., a repair and overhaul business for aero-derivative industrial gas turbines. This business operates primarily out of facilities in Calgary, Alberta, with offices in Bakersfield, California; East Windsor, Connecticut and Liverpool, England.

TransCanada Calibrations

 TCPL owns an 80 per cent interest in TransCanada Calibrations Ltd., a gas meter calibration business certified by Measurement Canada, located at Ile des Chênes, Manitoba.

Discontinued Operations

 Since 1999, TCPL has focused on natural gas transmission and power generation in North America. During that time, TCPL sold substantially all of its assets in the international, midstream, and oil and gas marketing businesses. For further information about Discontinued Operations please refer to the MD&A under the heading "Corporate — Discontinued Operations".

TRANSCANADA PIPELINES LIMITED    19

HEALTH, SAFETY AND ENVIRONMENT

 TCPL is committed to providing a safe and healthy environment for its employees and the public, and to the protection of the environment. Health, safety and environment ("HS&E") is a priority in all of TCPL's operations. The HS&E Committee of TCPL's Board of Directors ("Board") monitors compliance with the TCPL HS&E corporate policy through regular reporting by TCPL's department of Community, Safety & Environment. TCPL's senior executives are also committed to ensuring TCPL is in compliance with its policies and is an industry leader. Senior executives are regularly advised of all important operational issues and initiatives relating to HS&E by way of a formal reporting process. In addition, TCPL's management system and performance in the HS&E area are assessed by an independent outside firm every three years or more often if the HS&E Committee requests it. The most recent assessment was completed by PricewaterhouseCoopers in January of 2004. These assessments involve senior executive interviews, review of policies and objectives, performance measurement and reporting.

 TCPL has an HS&E management system modeled after elements of the International Organization for Standardization's standard for environmental management systems which is known as ISO 14001, to facilitate the focus of resources on the areas of greatest risk to the organization's business activities relating to HS&E. It highlights opportunities for improvement, enables TCPL to work towards defined HS&E expectations and objectives, and provides a competitive business advantage. HS&E outside, independent assessments, management system assessments and planned inspections are used to assess both the effectiveness of implementation of HS&E programs, processes and procedures, and TCPL's compliance with regulatory requirements.

 TCPL employs full-time staff dedicated to HS&E matters, and incorporates HS&E policies and principles into the planning, development, construction and operation of all its projects. Environmental protection requirements have not had a material impact on the capital expenditures of TCPL to date; however, there can be no assurance that such requirements will not have a material impact on TCPL's financial or operating results in future years. Such requirements can be dependent on a variety of factors including the regulatory environment in which TCPL operates.

Environment

 The most significant environmental issues facing TCPL relate to climate change. Climate change is a strategic issue for TCPL, particularly in light of the Canadian government's ratification of the Kyoto Protocol which came into force in February 2005 and requires Canada to reduce its greenhouse gas emissions significantly. The Canadian government is currently developing the policies relating to how it intends to meet these reduction targets and, until it is completed, TCPL cannot predict the degree to which it will be affected. TCPL has had a comprehensive climate change strategy in place since 1999, which includes five key areas of activity:

  •
  Participation in policy forums;

  •
  Implementation of direct emissions reduction programs;

  •
  Assessment of new technology;

  •
  Evaluation of emissions trading mechanisms; and

  •
  Assessment of business opportunities.

 Activities in each of these areas occurred in 2004 and will continue in 2005.

 TCPL received its sixth consecutive gold level reporting status for its 2004 Climate Change and Air Issues Annual Report from the Canadian GHG Challenge Registry which was formerly the Voluntary Challenge and Registry ("VCR") program. To achieve gold level status, reports are rated in several categories. Only 12 per cent of the submissions to the registry have received gold level reporting recognition. In 2004, the VCR program was replaced with the Canadian GHG Challenge Registry as a result of the Canadian government passing legislation to mandate greenhouse gas emissions reporting.

20    TRANSCANADA PIPELINES LIMITED

LEGAL PROCEEDINGS

 The Canadian Alliance of Pipeline Landowners' Association and two individual landowners have commenced an action under Ontario's Class Proceedings Act, 1992, against TCPL and Enbridge Inc. for damages of $500 million alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the National Energy Board Act. TCPL believes the claim is without merit and will vigorously defend the action. TCPL has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

 TCPL and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of TCPL's management that the resolution of such proceedings and actions will not have a material impact on TCPL's consolidated financial position or results of operations.

TRANSFER AGENT AND REGISTRAR

 TCPL's transfer agent and registrar is Computershare Trust Company of Canada with transfer facilities in the Canadian cities of Vancouver, Calgary, Winnipeg, Toronto, Montréal and Halifax.

INTEREST OF EXPERTS

 TCPL's auditor is KPMG LLP and as of March 1, 2005, the partners of KPMG LLP do not hold any registered or beneficial ownership, directly or indirectly, in the securities of TCPL or TransCanada.

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

Gas Transmission

 TCPL faces competition in its gas transmission business at both the supply and market ends of its systems. The competition is a result of other pipelines accessing an increasingly mature WCSB and serving some of the same markets as TCPL. In addition, the continued expiration of firm transportation contracts has resulted in significant reductions in firm contracted capacity on both the Canadian Mainline and Alberta System. As well, regulatory decisions continue to have significant impact on the financial returns for and future investments in TCPL's Canadian wholly-owned pipelines.

 Further information about competition risks in TCPL's natural gas transmission business can be found under the heading "Business of TCPL — Gas Transmission — Competition in Transmission" above and in the MD&A under the headings "Gas Transmission — Opportunities and Developments" and "Gas Transmission — Business Risks".

Power

 TCPL's power business and investments can be affected by a variety of factors including competition from other market participants, fluctuating market demand, reliance on the supply of feed stocks such as natural gas, wood waste, water, coal and uranium, fluctuating feed stock prices, fluctuating electricity prices, unexpected outages, third party power plant operator performance, power transmission disruptions and regulatory changes and influences.

 Further information about competition risks in TCPL's power business can be found under the headings "Business of TCPL — Power — Competition in Power" above and in the MD&A under the heading "Power — Business Risks".

TRANSCANADA PIPELINES LIMITED    21

International

 TCPL's international investments are subject to a number of risks unique to international business. These risks include exchange controls and fluctuation of the local currency, political risk, community actions, changes in laws, price controls, the availability and quality of local labour skills, and labour unrest, among others. Such risks are mitigated by insurance policies, participation of local and foreign partners, prudent commercial structuring and other measures.

Corporate

 TCPL carries on its businesses with numerous counterparties with a wide range of creditworthiness. While processes are followed to address the creditworthiness of these counterparties, the failure of any counterparty to meet its financial obligations could have an impact on TCPL's financial position. Such failure could result from a number of factors beyond TCPL's control, including (but not limited to) fluctuating energy prices, currency exchange and interest rates, changes in regulatory and economic environments, political instability and legally reviewable activities.

 TCPL operates primarily in Canada and the U.S. and as a result, its financial performance can be impacted by interest rates and foreign exchange rates. TCPL has an active hedging program in place to address interest and foreign exchange rate risks, but there can be no assurance that such hedging will be adequate to address the risks.

 TCPL's growth strategy is dependent upon acquiring or constructing facilities and businesses that align with or complement its current businesses. TCPL may incur costs in the pursuit of acquisitions or development of power or natural gas transmission assets that may not be completed. Failure by TCPL to consummate negotiated acquisitions or new developments may result in contractual liabilities, liquidated damages, additional costs and expenses which could affect financial performance.

 TCPL's growth is also dependent on access to capital markets in the U.S. and Canada. Although significant credit facilities are currently available, changing market conditions could result in a materially increased cost of, or reduced access to capital which would reduce TCPL's ability to pursue growth opportunities.

 Further information about TCPL's risk factors and risk management can be found in the MD&A under the headings "Gas Transmission — Business Risks", "Power — Business Risks" and "Risk Management".

DIVIDENDS

 All of TCPL's common shares are held by TransCanada and as a result, any dividends declared by TCPL on its common shares are paid to TransCanada. TCPL has no formal dividend policy. The Board reviews the financial performance of TCPL quarterly and makes a determination of the appropriate level of dividends to be declared on its common shares in the following quarter. Provisions of various trust indentures and credit arrangements to which TCPL is a party, restrict TCPL's ability to declare and pay dividends to TransCanada and preferred shareholders under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on TransCanada's ability to declare and pay dividends on its common and preferred shares. In the opinion of TCPL management, such provisions do not restrict or alter TCPL's ability to declare or pay dividends.

 The dividends declared per share during the past three completed financial years are set forth in the following table:

	2004	2003	2002
Dividends declared on common shares(1)	1.17	1.08	1.00
Dividends declared on preferred shares, Series U	2.80	2.80	2.80
Dividends declared on preferred shares, Series Y	2.80	2.80	2.80

Note:

(1)
Effective May 15, 2003, TCPL dividends have been declared in an amount equal to the aggregate dividend paid by TransCanada. The amounts presented reflect the aggregate amount divided by total outstanding common shares of TCPL.

22    TRANSCANADA PIPELINES LIMITED

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

 TCPL's authorized share capital consists of an unlimited number of common shares, of which 480,668,110 were issued and outstanding at Year End which are held entirely by TransCanada, as well as an unlimited number of first preferred shares, issuable in series. There were 4,000,000 Series U and 4,000,000 Series Y first preferred shares issued and outstanding at Year End. The following is a description of the material characteristics of the first preferred shares.

  Common Shares

 As the holder of all of TCPL's issued common shares, TransCanada holds all the voting rights in those common shares.

  First Preferred Shares, Series U

 Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class, have, among others, provisions to the following effect.

 The holders of the first preferred shares, Series U are entitled to receive, as and when declared by the Board, fixed cumulative preferential cash dividends at an annual rate of $2.80 per share, payable quarterly.

 The first preferred shares of each series shall rank on a parity with the first preferred shares of every other series, and shall be entitled to preference over the common shares and any other shares ranking junior to the first preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets to TCPL in the event of a liquidation, dissolution or winding up of TCPL.

 TCPL is entitled to purchase for cancellation, some or all of the first preferred shares, Series U outstanding at the lowest price which such shares are obtainable, in the opinion of the Board, but not exceeding $50.00 per share plus costs of purchase. Furthermore, TCPL may redeem, on or after October 15, 2013, some or all of the first preferred shares, Series U upon payment for each share at $50.00 per share.

 Except as provided by the Canada Business Corporations Act or as referred to below, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders' meetings unless and until TCPL fails to pay, in the aggregate, six quarterly dividends on the first preferred shares, Series U.

 The provisions attaching to the first preferred shares as a class may be modified, amended or varied only with the sanction of the holders of the first preferred shares as a class. Any such sanction to be given by the holders of the first preferred shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the first preferred shares represented and voted at a meeting or adjourned meeting of such holders.

  First Preferred Shares, Series Y

 The rights, privileges, restrictions and conditions attaching to the first preferred shares, Series Y are substantially identical to those attaching to the first preferred shares, Series U, except that the first preferred shares, Series Y are redeemable by TCPL after March 5, 2014.

Debt

 The following tables sets out the issuances of senior unsecured notes with terms to maturity in excess of one year, of TCPL during the 12 months ended, December 31, 2004:

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price
February 11, 2004	$998.96	$199,792,000
March 25, 2004	US$996.53	US$348,786,000
October 7, 2004	US$997.99	US$299,397,000

TRANSCANADA PIPELINES LIMITED    23

 There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

RATINGS

 The following table sets out the credit ratings of outstanding classes of securities of TCPL:

Overall	DBRS	Moody's	S&P
Senior Secured Debt
First Mortgage Bonds	A	A2	A
Senior Unsecured Debt
Debentures	A	A2	A-
Medium-term Notes	A	A2	A-
Subordinated Debt	A (low)	A3	BBB+
Junior Subordinated Debt	Pfd-2	A3	BBB
Preferred Shares	Pfd-2 (low)	Baa1	BBB
Commercial Paper	R-1 (low)	P-1	—
Trend/Rating Outlook	Stable	Stable	Negative

 Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A description of the rating agencies' credit ratings listed in the table above is set out below.

Dominion Bond Rating Service (DBRS)

 DBRS has different rating scales for short and long-term debt and preferred shares. "High" or "low" grades are used to indicate the relative standing within a rating category. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The R-1 (low) rating assigned to TCPL's short-term debt is the third highest of ten rating categories and indicates satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry. The A ratings assigned to TCPL's senior secured and senior unsecured debt and the A (low) rating assigned to its subordinated debt are the third highest of ten categories for long-term debt. Long-term debt rated A is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated entities. The Pfd-2 and Pfd-2 (low) ratings assigned to TCPL's junior subordinated debt and preferred shares are the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.

Moody's Investor Services (Moody's)

 Moody's has different rating scales for short and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification, with 1 being the highest and 3 being the lowest. The P-1 rating assigned to TCPL's short-term debt is the highest of four rating categories and indicates a superior ability to repay short-term debt obligations. The A2 ratings assigned to TCPL's senior secured and senior unsecured debt and the A3 ratings assigned to its subordinated debt and junior subordinated debt are the third highest of nine rating categories for long-term obligations. Obligations rated A are considered upper-medium grade and are subject to low credit risk. The Baa1 rating assigned to TCPL's preferred shares is the fourth highest of nine rating categories for long-term obligations. Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

24    TRANSCANADA PIPELINES LIMITED

Standard & Poor's (S&P)

 S&P has different rating scales for short and long-term obligations. Ratings may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A and A- ratings assigned to TCPL's senior secured and senior unsecured debt are the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is somewhat susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. The BBB+ rating assigned to TCPL's subordinated debt and the BBB ratings assigned to its junior subordinated debt and preferred shares are the fourth highest of ten rating categories for long-term obligations. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MARKET FOR SECURITIES

 TransCanada holds of all of the commons shares of TCPL and these are not listed on a public market. TransCanada's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The following table sets forth the reported monthly high and low closing prices and monthly trading volumes of the common shares of TransCanada on the TSX for the period indicated:

Common Shares (TRP)

Month	High ($)	Low ($)	Volume Traded
December, 2004	30.35	28.51	18,175,381
November, 2004	29.52	27.00	17,243,717
October, 2004	28.31	26.98	21,415,001
September, 2004	28.60	27.11	29,869,649
August, 2004	27.72	26.28	14,911,517
July, 2004	26.79	25.37	17,985,303
June, 2004	27.30	25.70	21,550,578
May, 2004	28.39	26.92	19,232,179
April, 2004	29.40	26.31	29,357,948
March, 2004	29.72	27.60	39,732,275
February, 2004	27.83	26.47	27,926,798
January, 2004	28.43	26.45	22,784,477

TRANSCANADA PIPELINES LIMITED    25

 In addition, the following securities of TCPL are listed:

TCPL's Cumulative Redeemable First Preferred Shares,

Series U (TCA.PR.X) and Series Y (TCA.PR.Y), which are listed on the TSX

	Series U			Series Y
Month	High ($)	Low ($)	Volume Traded	High ($)	Low ($)	Volume Traded
December, 2004	53.85	52.15	28,039	54.00	52.30	41,433
November, 2004	53.25	51.00	39,867	53.35	50.76	40,254
October, 2004	51.85	49.51	48,266	52.00	50.37	50,807
September, 2004	51.40	49.80	59,303	51.50	50.25	42,532
August, 2004	51.50	50.05	60,990	51.50	50.10	124,617
July, 2004	50.50	49.30	44,344	50.70	49.15	105,422
June, 2004	49.90	49.05	165,814	49.99	49.00	206,494
May, 2004	50.50	48.01	70,652	50.30	48.10	79,547
April, 2004	52.59	49.50	83,415	52.70	49.75	104,524
March, 2004	54.00	52.30	48,254	54.25	51.80	477,223
February, 2004	52.50	51.85	55,563	52.49	51.55	78,157
January, 2004	52.75	51.00	40,324	52.70	51.00	80,093

 TCPL's 8.25% preferred securities due 2047, which are listed on the NYSE (TCAPr)

Month	High (US$)	Low (US$)	Volume Traded
December, 2004	26.05	25.40	166,400
November, 2004	26.06	25.53	158,900
October, 2004	25.93	25.48	190,000
September, 2004	25.90	25.42	201,600
August, 2004	25.87	25.40	134,500
July, 2004	25.56	25.22	156,100
June, 2004	25.70	25.06	170,200
May, 2004	25.49	24.85	207,400
April, 2004	26.00	25.24	214,800
March, 2004	26.25	25.40	246,200
February, 2004	26.25	25.61	168,100
January, 2004	26.20	25.54	158,600

 In addition, the following securities of TCPL and its subsidiary, NGTL, are listed on the markets specified below, however, both issues are thinly traded and together, account for approximately $298 million or less than five per cent of TCPL's consolidated capital structure:

  •
  TCPL's 16.50% First Mortgage Pipe Line Bonds due 2007, are listed on the London Stock Exchange; and

  •
  NGTL's 7.875% debentures due April 1, 2023, are listed on the NYSE.

26    TRANSCANADA PIPELINES LIMITED

DIRECTORS AND OFFICERS

 As of March 7, 2005, the directors and executive officers of TransCanada as a group beneficially owned, directly or indirectly, or exercised control or direction over, 2,601,214 common shares of TransCanada and 19,800 units of Power LP, which constitutes less than one per cent of TransCanada's common shares and less than one per cent of the voting securities of any of its subsidiaries or affiliates. TCPL collects this information from its directors and officers but otherwise has no direct knowledge of individual holdings of its securities. Further information as to securities beneficially owned, or over which control or direction is exercised, is provided in TransCanada's Management Proxy Circular dated March 1, 2005 ("Proxy Circular") under the heading "Business To Be Transacted at the Meeting — Election of Directors". See also "Additional Information" in this AIF.

Directors

 Set forth below are the names of the twelve directors who served on TCPL's Board at Year End, together with their jurisdictions of residence, all positions and offices held by them with TCPL and its significant affiliates, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TransCanada and TCPL and, prior to the arrangement, with TCPL. Positions and offices held with TCPL are also held by such person at TransCanada.

Name and Place of Residence	Principal Occupation During The Five Preceding Years	Director Since

Douglas D. Baldwin Calgary, Alberta Canada	Chairman, Talisman Energy Inc., (oil and gas) since May 2003. President and Chief Executive Officer, TCPL, from August 1999 to April 2001. Director, Calgary Airport Authority, Citadel Group of Funds, Resolute Energy Inc. and UTS Energy Corporation. Member, Board of Governors, University of Calgary.	1999
Wendy K. Dobson Uxbridge, Ontario Canada	Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto (education). Director, MDS Inc., Toronto-Dominion Bank and Vice Chair, Canadian Public Accountability Board.	1992
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Desjardins Ducharme Stein Monast (law firm). Director, Royal Bank of Canada, The Royal Trust Corporation of Canada, The Royal Trust Company, Rothmans Inc. and Metro Inc. Chair, Security Intelligence Review Committee. President, Fondation de la Maison Michel Sarrazin and President, Institut Québecois des Hautes Études Internationales, Laval University.	2002
Richard F. Haskayne, O.C., F.C.A. Calgary, Alberta Canada	Chairman of the Board, TransCanada and TCPL. Prior to February 19, 2003, Chairman, Fording Inc. (coal and wollastonite). Director, EnCana Corporation and Weyerhauser Company.	1998 (NOVA, 1991)(1)
Kerry L. Hawkins Winnipeg, Manitoba Canada	President, Cargill Limited (grain handlers, merchants, transporters, processors of agricultural products and gas marketers). Director, NOVA Chemicals Corporation, Shell Canada Limited and Hudson's Bay Company.	1996
S. Barry Jackson Calgary, Alberta Canada	Chairman, Resolute Energy Inc. (oil and gas) since 2002 and Chairman, Deer Creek Energy Limited (oil and gas) since 2001. President and Chief Executive Officer, Crestar Energy Inc. (oil and gas) from 1993 to 2000. Director, Nexen Inc.	2002

TRANSCANADA PIPELINES LIMITED    27

Paul L. Joskow Brookline, Massachusetts United States	Professor, Department of Economics, Massachusetts Institute of Technology (MIT) (education). Director of the MIT Center for Energy and Environmental Policy Research. Director, National Grid Transco plc. Trustee, Putnam Mutual Funds and President, Yale University Council.	2004
Harold N. Kvisle(2) Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since May 2003 and TCPL since May 2001. Executive Vice-President, Trading and Business Development, TCPL, from June 2000 to April 2001. Senior Vice-President, Trading and Business Development, TCPL, from April 2000 to June 2000. Senior Vice-President and President, Energy Operations, TCPL, from September 1999 to April 2000. Director, PrimeWest Energy Inc. and Bank of Montreal. Past Chair, Interstate National Gas Association of America (INGAA) and Chair, Mount Royal College.	2001
David P. O'Brien(3) Calgary, Alberta Canada	Chairman, EnCana Corporation (oil and gas) since April 2002 and Chairman, Royal Bank of Canada (banking) since February 2004. Chairman and Chief Executive Officer, PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002. Chairman, President and Chief Executive Officer, Canadian Pacific Limited (transportation, energy and hotels) from May 1996 to October 2001. Director, Fairmont Hotels & Resorts Inc., Inco Limited, Molson Coors Brewing Company, Profico Energy Management Ltd. and The E & P Limited Partnership.	2001
James R. Paul Kingwood, Texas United States	Chairman, James and Associates (private investment firm). Member of the Advisory Board, AMEC plc.	1996
Harry G. Schaefer, F.C.A. Calgary, Alberta Canada	President, Schaefer & Associates (business advisory services). Vice-Chairman of the Board, TransCanada and TCPL. Chairman, Crestar Energy Inc. (oil and gas) from May 1996 to November 2000. Director, Agrium Inc. and Fording Canadian Coal Trust. Chairman, Alberta Chapter, Institute of Corporate Directors, Fellow, Institute of Corporate Directors and Director, The Mount Royal College Foundation.	1987
W. Thomas Stephens Boise, Idaho United States	Chairman and Chief Executive Officer, Boise Cascade LLC since November 2004. Director, The Putnam Funds.	1999

Notes:

(1)
NOVA Corporation merged with TCPL on July 2, 1998.

(2)
Mr. Kvisle will not stand for re-election as a director of Norske Skog Canada Limited at its April 27, 2005 annual meeting. Mr. Kvisle was elected to the Bank of Montreal's Board of Directors on February 22, 2005.

(3)
Mr. O'Brien was a director of Air Canada on April 1, 2003 when Air Canada filed for protection under the Companies' Creditors Arrangement Act (Canada). Mr. O'Brien resigned as a director from Air Canada in November 2003.

28    TRANSCANADA PIPELINES LIMITED

 Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed. Mr. Haskayne and Mr. Paul will be retiring from their respective positions on the Board on April 29, 2005. Mr. Jackson has been designated as the next Chair of the Board and will succeed Mr. Haskayne as Chair upon his retirement on April 29, 2005.

Election of Directors

 TCPL's articles of incorporation provide for the Board to consist of a minimum of ten and a maximum of twenty directors. The number of directors presently in office is twelve. Messrs. R.F. Haskayne and J.R. Paul will retire from their respective positions on the Board effective April 29, 2005 at the Annual Meeting of the holders of common shares of TransCanada ("Meeting") and Mr. Benson has been selected as a new nominee for election. Mr. Jackson has been designated as the next Chairman of the Board and will succeed Mr. Haskayne as Chairman upon his retirement on April 29, 2005.

 The Board has set the number of directors to be elected at the Meeting at eleven. To summarize, the nominees for election as directors of TCPL at the Meeting are:

D.D. Baldwin	P.L. Joskow
K.E. Benson	H.N. Kvisle
W.K. Dobson	D.P. O'Brien
P. Gauthier	H.G. Schaefer
K.L. Hawkins	W.T. Stephens
S.B. Jac

 The Governance Committee of the Board annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Mr. Kvisle, has been determined by the Board to be unrelated and independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada.

 The following table sets forth, for the new nominee for election as director, that being Mr. Benson who has been determined to be unrelated and independent of TCPL, his jurisdiction of residence and principal occupation or employment during the past five years.

Name and Place of Residence	Principal Occupation During The Five Preceding Years	Director Since

Kevin E. Benson(1) Wheaton, Illinois United States	President and Chief Executive Officer and a director of Laidlaw International, Inc. (transportation) since June 2003 and Laidlaw, Inc. (transportation) from September 2002 to June 2003. President and Chief Executive Officer, The Insurance Corporation of British Columbia, from December 2001 until September 2002. President, The Pattison Group, from April 2000 to February 2001. President and Chief Executive Officer, Canadian Airlines International Ltd., from July 1996 to February 2000.	2005

Notes:

(1)
Mr. Benson resigned as President and Chief Executive Officer from Canadian Airlines International Ltd. effective February 29, 2000. Canadian Airlines initiated proceedings under the Companies' Creditors Arrangement Act and applicable bankruptcy protection statutes in the U.S. on March 24, 2000.

TRANSCANADA PIPELINES LIMITED    29

Officers

 All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada. References to positions and offices with TransCanada prior to May 15, 2003 are references to the positions and offices held with TCPL. Current positions and offices held with TCPL are also held by such person at TransCanada. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

  Executive Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Harold N. Kvisle	President and Chief Executive Officer	Executive Vice-President, Trading and Business Development, June 2000 to April 2001. Senior Vice-President, Trading and Business Development, April 2000 to June 2000. Senior Vice-President and President, Energy Operations, September 1999 to April 2000.
Albrecht W.A. Bellstedt, Q.C.(1)	Executive Vice-President, Law and General Counsel	Senior Vice-President, Law and General Counsel, April 2000 to June 2000. Senior Vice-President, Law and Administration, September 1999 to April 2000.
Russell K. Girling	Executive Vice-President, Corporate Development and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, June 2000 to March 2003. Senior Vice-President and Chief Financial Officer, August 1999 to June 2000.
Dennis J. McConaghy	Executive Vice-President, Gas Development
Senior Vice-President, Business Development, October 2000 to May 2001. Senior Vice-President, Midstream/Divestments, June 2000 to October 2000. Prior to June 2000 Vice-President, Corporate Strategy and Planning.
Alexander J. Pourbaix	Executive Vice-President, Power
Executive Vice-President, Power Development, May 2001 to March 2003. Senior Vice-President, Power Ventures, June 2000 to May 2001. Prior to June 2000, Vice-President, Corporate Development, Power Services.
Sarah E. Raiss	Executive Vice-President, Corporate Services	Executive Vice-President, Human Resources and Public Sector Relations, June 2000 to January 2002. Senior Vice-President, Human Resources and Public Sector Relations, February 2000 to June 2000.

30    TRANSCANADA PIPELINES LIMITED

Ronald J. Turner	Executive Vice-President, Gas Transmission
Executive Vice-President, Operations and Engineering, December 2000 to March 2003. Executive Vice-President, International, June 2000 to December 2000. Prior to June 2000, Senior Vice-President, International.
Donald M. Wishart	Executive Vice-President, Operations and Engineering	Senior Vice-President, Field Operations, June 2000 to March 2003. August 1999 to June 2000, Senior Vice-President, Operations, Transmission Division.

Note:

(1)
Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 and arose because of late filed financial statements required to reflect certain re-statements. The cease trade order was rescinded in January 2004.

  Corporate Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Ronald L. Cook	Vice-President, Taxation	Prior to April 2002, Director, Taxation.
Rhondda E.S. Grant	Vice-President, Communications and Corporate Secretary	Prior to February 2005, Vice-President and Corporate Secretary.
Lee G. Hobbs	Vice-President and Controller	Prior to August, 2001, Director, Accounting.
Garry E. Lamb	Vice-President, Risk Management	Vice-President, Audit and Risk Management, June 2000 to October 2001. Vice-President, Risk Management, February 2000 to June 2000.
Donald R. Marchand	Vice-President, Finance and Treasurer	Vice-President, Finance and Treasurer

CORPORATE GOVERNANCE

 The Board and members of TCPL's management are committed to the highest standards of corporate governance. TCPL is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the Canadian Securities Administrators ("CSA"), the NYSE, and by the U.S. Securities and Exchange Commission ("SEC") under its rules and those mandated by the U.S. Sarbanes-Oxley Act of 2002 ("SOX"). TCPL's corporate governance practices comply with the TSX Company Manual Corporate Governance Guidelines, governance rules of the NYSE applicable to foreign issuers and applicable requirements of the CSA and SEC. As a non-U.S. company, TCPL is not required to comply with most of the NYSE corporate governance listing standards applicable to U.S. domestic issuers. TCPL discloses the significant ways in which its corporate governance practices differ from those followed by domestic companies listed on the NYSE, on its website at www.transcanada.com. TCPL is in compliance with the CSA's Multilateral Instrument 52-110 pertaining to audit committees, as proposed to be amended. TCPL is also in substantial compliance with the proposed corporate governance guidelines and proposed disclosure of corporate governance practice rules, both released for comment by the CSA on October 29, 2004. Full disclosure of TCPL's corporate governance practices are set out in TransCanada's Proxy Circular. TCPL's corporate governance documents, are available on TCPL's website located at: http://www.transcanada.com/company/board_committees.html.

TRANSCANADA PIPELINES LIMITED    31

Audit Committee

 TCPL has an Audit Committee which is responsible for assisting the Board in overseeing the integrity of TCPL's financial statements and compliance with legal and regulatory requirements and in ensuring the independence and performance of TCPL's internal and external auditors. The members of the Audit Committee at Year End are Harry G. Schaefer (Chair), Douglas D. Baldwin, Paule Gauthier, S. Barry Jackson and Paul L. Joskow.

 The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Schaefer is an "Audit Committee Financial Expert" as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience, apart from their respective roles as directors of TCPL, of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee:

 Mr. Schaefer earned a Bachelor of Commerce from the University of Alberta, is a Chartered Accountant and is a Fellow of the Canadian Institute of Chartered Accountants. He has served on the boards of several public companies and other organizations, including as Chairman of the Alberta Chapter of the Institute of Corporate Directors, and on the Audit Committees of some of those boards. Mr. Schaefer has also held several executive positions with public companies.

 Mr. Baldwin earned a Bachelor of Science in Chemical Engineering from the University of Saskatchewan. He has served on the boards of several public companies and other organizations and on the Audit Committees of some of those boards. Mr. Baldwin has also held several executive positions with public companies, including the position of President and Chief Executive Officer of both Esso Resources Canada Limited and TCPL.

 Ms. Gauthier earned a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University and a Master of Laws in Business Law (Intellectual Property) from Laval-University. She has served on the boards of several public companies and other organizations and on the Audit Committees of some of those boards.

 Mr. Jackson earned a Bachelor of Science in Engineering from the University of Calgary. He has served on the boards of several public companies and on the Audit Committees of some of those boards. Mr. Jackson has also held several executive positions with public companies, including the position of President and Chief Executive Officer of Crestar Energy Inc.

 Mr. Joskow earned a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University, and Ph.D. in Economics from Yale University. He has served on the boards of several public companies and other organizations and on the Audit Committees of some of those.

 The Charter of the Audit Committee can be found in Schedule "B" of this AIF and on TCPL's website under the Corporate Governance — Board Committees page, at the link specified above under the heading "Corporate Governance".

  Pre-Approval Policies and Procedures

 TCPL's Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit Committee has granted pre-approval for specified non-audit services of $25,000 or less that are within the annual pre-approved limit for non-audit services. For engagements of $25,000 or less which are not within the annual pre-approved limit, and for engagements between $25,000 and $100,000, approval of the Audit Committee chair is required and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. For all engagements of $100,000 or more, pre-approval of the Audit Committee is required. In all cases, regardless of the dollar amount involved, where there is a potential for conflict of interest involving the external auditor on an engagement, the Audit Committee chair must pre-approve the assignment.

32    TRANSCANADA PIPELINES LIMITED

 To date, TCPL has not approved any non-audit services on the basis of the de-minimis exemptions. All non-audit services have been pre-approved by the Audit Committee in accordance with the pre-approval policy described above.

  External Auditor Service Fees

 The aggregate fees for external auditor services rendered by KPMG LLP ("External Auditor") for TCPL in each of 2004 and 2003 fiscal years, are shown in the table below:

Fee Category	2004	2003	Description of Fee Category
	(millions of dollars)
Audit Fees	2.50	1.80	Aggregate fees for audit services rendered by TCPL's External Auditor.
Audit Related Fees	0.06	0.05
			Aggregate fees for assurance and related services rendered by TCPL's External Auditor that are reasonably related to performance of the audit or review of TCPL's financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of TCPL's various pension plans.
Tax Fees	0.06	0.06
			Aggregate fees rendered by TCPL's External Auditor for tax compliance and tax advice. The nature of these services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax services relating to common forms of domestic and international taxation (i.e.: income tax, capital tax, Goods and Services Tax and Value Added Tax).
All Other Fees	0.05	0.05
			Aggregate fees for products and services other than those reported in this table above rendered by TCPL's External Auditor. The nature of these services consisted of activites with respect to TCPL's compliance with SOX and particularly, with section 404.
Total	2.67	1.96

Other Board Committees

 In addition to the Audit Committee, TCPL has three other Board committees: the Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee. The members of each of these committees as of Year End are identified below:

Governance Committee
Chair: Members:	W.K. Dobson P.L. Joskow D.P. O'Brien J.R. Paul H.G. Schaefer
Health, Safety & Environment Committee
Chair: Members:	D.D. Baldwin P. Gauthier K.L. Hawkins J.R. Paul W.T. Stephens

TRANSCANADA PIPELINES LIMITED    33

Human Resources Committee
Chair: Members:	K.L. Hawkins W.K. Dobson S.B. Jackson D.P. O'Brien W.T. Stephens

 The charters of the Governance Committee, the Health, Safety & Environment Committee and the Human Resources Committee were filed with TCPL's 2003 Annual Information Form dated February 24, 2004 and can be found on TCPL's website under the Corporate Governance — Board Committees page at the link specified below.

 Further information about TCPL's Board committees and corporate governance can be found in the Proxy Circular under the heading "Corporate Governance" or on TCPL's website located at: http://www.transcanada.com/company/board_committees.html.

Conflicts of Interest

 The Board and members of TCPL's management are not aware of any existing or potential material conflicts of interest between TCPL or a subsidiary and any director or officer of TCPL or its subsidiary. Directors and officers of TCPL and its subsidiaries are required to disclose the existence of existing or potential conflicts in accordance with TCPL policies governing directors and officers and in accordance with the Canada Business Corporations Act. If a director or officer has such a conflict, TCPL requires that the director or officer absent themselves from any discussion or voting relating to the matter giving rise to the material existing or potential conflict.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

 Since the beginning of the most recently completed financial year, no director or executive officer of TCPL, no proposed nominee for election as a director of TCPL, or any associate of any such director, executive officer or proposed nominee has been indebted to TCPL. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TCPL or any of its subsidiaries.

SECURITIES OWNED BY DIRECTORS

 The following table sets out the number of each class of securities of TCPL or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised and the number of deferred share units credited to each directors or proposed director, as of March 1, 2005.

Director or Proposed Director	Securities Owned, Controlled or Directed(1)(2)		Deferred Share Units(3)
D. Baldwin	217,813	(4)	11,428
K. Benson	0		0
W. Dobson	4,000	(5)	21,765
P. Gauthier	1,000		12,401
K. Hawkins	3,832	(6)	23,144
S.B. Jackson	29,000	(7)	6,192
P. Joskow	5,000		3,959
H. Kvisle	557,881	(8)	0
D. O'Brien	10,000		12,401
H. Schaefer	28,916	(9)	13,052
W.T. Stephens	2,000		24,721

Notes:

(1)
The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TCPL, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive

34    TRANSCANADA PIPELINES LIMITED

  power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TCPL as a group does not exceed 1% of the class outstanding.

(2)
Securities owned, controlled or directed include common shares that certain of the directors have a right to acquire through the exercise of stock options that are vested under the Stock Option Plan, which plan is described elsewhere in this AIF. Directors as such do not participate in the Stock Option Plan. Mr. Kvisle, as an employee of TCPL, has the right to acquire 516,667 common shares of TransCanada under vested stock options, which amount is included in this column. Mr. Baldwin, while occupying the position of interim President and Chief Executive Officer of TCPL, was granted options entitling him to acquire 200,000 common shares of TransCanada under vested stock options, which amount is included in this column.

(3)
The value of a deferred share unit is tied to the value of TransCanada's common shares. A deferred share unit is a bookkeeping entry, equivalent to the value of a TransCanada common share and does not entitle the holder to voting or other shareholder right, other than additional deferred share units for the value of dividends. A director cannot redeem deferred share units until the director ceases to be a member of the Board. Canadian directors can then redeem their units in cash or shares while U.S. directors can only redeem for cash.

(4)
The shares listed also include 100 Cumulative Redeemable First Preferred Shares Series U and 500 Cumulative Redeemable First Preferred Shares, Series Y of TCPL, and 2,000 units of TransCanada Power, L.P.

(5)
The shares listed include 1,000 units of TransCanada Power, L.P.

(6)
The shares listed include 2,500 shares held by Mr. Hawkins' wife.

(7)
The shares listed include 5,000 units of TransCanada Power, L.P. and 8,000 common shares held by Mr. Jackson's wife.

(8)
Mr. Kvisle, as an employee of TCPL, participates in the Employee Stock Savings Plan which is described elsewhere in this AIF; his holdings in this plan and 1,000 units of TransCanada Power, L.P. are included in this column.

(9)
The shares listed include 700 common shares held by Mr. Schaefer's wife and 5,500 common shares held by a company controlled by Mr. Schaefer's wife. Mr. Schaefer disclaims beneficial ownership of such shares.

COMPENSATION OF DIRECTORS

 TCPL's directors also serve as directors of TransCanada. An aggregate fee is paid for serving on the Boards of TCPL and TransCanada. Since TransCanada does not hold any assets directly other than the common shares of TCPL, all directors' costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the Boards and committees of TCPL and TransCanada run concurrently.

Minimum Share Ownership Guidelines

 The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TCPL requires each director to acquire and hold a minimum number of common shares or their economic equivalent in value to five times the director's annual cash retainer fee. Directors have a maximum of five years to reach this level of ownership. The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by means of directing cash retainer fees into, or otherwise acquiring units under, the Share Unit Plan for Non-Employee Directors (1998) (the "DSU Plan"), described elsewhere in this AIF.

 All current directors have achieved the minimum share ownership. There is share ownership at risk for each director. The value of the retainer fee paid in DSUs may decrease over time if the value of a common share falls below its value at the time the DSU was credited to the director's account.

Board and Committee Remuneration

 TCPL's director compensation practices are designed to reflect the size and complexity of TCPL and to reinforce the emphasis TCPL places on shareholder value by linking a portion of directors' compensation to the value of common shares. The market competitiveness of director compensation is assessed against the Comparator Group (as defined in the Report on Executive Compensation below) and a general industry sample of Canadian companies of similar size and scope to TCPL.

TRANSCANADA PIPELINES LIMITED    35

 For the financial year ended December 31, 2004, each director who was not an employee of TCPL, other than the Chair, was paid in quarterly instalments in arrears as follows:

Retainer fee(1)	$27,000 per annum
Committee retainer fee	$3,000 per annum
Committee Chair retainer fee	$4,000 per annum
Board and Committee attendance fee	$1,500 per meeting
Committee Chair attendance fee	$1,500 per meeting

Note:

(1)
For 2005 the retainer fee has been raised to $30,000 per annum.

 The Chair, who was paid none of the directors' fees outlined above, was paid a retainer fee of $300,000 per annum in respect of his duties as Chair, $3,000 per chaired board meeting, and was reimbursed for certain office and other expenses. The Vice-Chair was paid a retainer fee of $12,000 per annum in respect of his duties as Vice-Chair, in addition to his other director's fees as outlined above. Each committee chair is paid a per diem fee for time spent on meetings outside of the committee meetings. Additionally, directors other than the Chair and the President and Chief Executive Officer receive, in respect of their service as directors, an annual grant of units under the DSU Plan. See "Share Unit Plan for Non-Employee Directors". Fees are paid quarterly and are pro-rated from the date of the director's appointment to the Board and the relevant committees.

 TCPL pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

Cash Fees Paid to Directors in 2004(1)

 The total fees paid to the directors in 2004 was $1,064,840. The following table sets out, for each non-employee director, the total fees paid. See the heading "Share Unit Plan for Non-Employee Directors" below for DSUs granted as additional directors' compensation.

 Directors generally direct their retainer fee to be paid in DSUs until the minimum share ownership guideline is reached, and are always entitled to direct their retainer fee to be paid in DSUs. All directors hold the minimum number of common shares or DSUs. In 2004, Paule Gauthier, Kerry Hawkins and David O'Brien received their retainer fees in DSUs. In a year that a director chooses to receive the retainer fee in DSUs, 100% of the retainer fee must be credited as DSUs. The retainer fee in 2004 was $27,000.

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fee	Total Fees Paid
Douglas Baldwin(2)	$27,000	$6,000	$4,000	$13,500	$15,000	$1,500	$67,000
Wendy Dobson(2)	27,000	6,000	4,000	13,500	13,500	9,000	73,000
Paule Gauthier	27,000	6,000	N/A	16,500	13,500	7,500	70,500
Richard Haskayne(3)	336,000	N/A	N/A	N/A	N/A	1,500	337,500
Kerry Hawkins(2)	27,000	6,000	4,000	15,000	21,000	9,000	82,000
Barry Jackson	27,000	6,000	N/A	16,500	16,500	1,500	67,500
Paul L. Joskow(4)	20,250	4,500	N/A	7,500	6,000	4,500	42,750
David O'Brien	27,000	6,000	N/A	13,500	9,000	N/A	55,500
James Paul(4)	27,000	6,000	N/A	15,000	9,000	9,000	66,000
Harry Schaefer(2)(5)	39,000	6,000	20,090	16,500	21,000	1,500	104,090
W. Thomas Stephens(4)	27,000	6,000	N/A	15,000	9,000	7,500	64,500
Joseph Thompson	13,500	3,000	N/A	6,000	7,500	4,500	34,500

Notes:

(1)
Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL boards.

(2)
The Committee Chair Retainer Fee amount includes per diem fees paid in addition to the Committee Retainer Fee in respect of duties performed and meetings held in preparation for committee meetings.

(3)
The Retainer Fee amount includes the fee of $3,000 in respect of each Board meeting chaired.

(4)
U.S. directors are paid these dollar amounts in U.S. dollars.

(5)
The Retainer Fee amount includes the fee of $12,000 in respect of duties performed as Vice-Chair.

36    TRANSCANADA PIPELINES LIMITED

Share Unit Plan for Non-Employee Directors

 The Share Unit Plan for Non-Employee Directors (1998) was established in 1998 and was amended and restated in October 2000. The DSU Plan allows eligible Board members, on a quarterly basis, to direct their annual directors' retainer fee or, at the discretion of the Governance Committee, other board-related fees, to acquire units representing the right to acquire common shares or their cash equivalent. The DSU Plan also allows the Governance Committee to grant units as additional directors' compensation. In September 2004, a grant of 3,000 DSUs was made to each director other than the Chair and the President and Chief Executive Officer.

 Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units. Thus each grant of 3,000 DSUs in September 2004 had an initial cash value of approximately $83,940. The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared on the common shares each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share. DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem for cash or shares at their option. U.S. directors may only redeem for cash.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

 The following is the Human Resources Committee (the "HR Committee") report on executive compensation, which covers all executives whose compensation is reviewed by the HR Committee, including the executives referred to as the Named Executive Officers in the section entitled "Executive Compensation Information" below.

 The HR Committee is composed of five directors, K.L. Hawkins (Chair), W.K. Dobson, S.B. Jackson, D.P. O'Brien and W.T. Stephens, all of whom are unrelated and independent as required by securities regulations. None of these individuals have ever been an officer or employee of TransCanada or any of its subsidiaries. None of TransCanada's current executive officers have served as a member of the compensation committee or as a director of any other entity in respect of which any of the members of the HR Committee or any of the other directors of TransCanada is an executive officer. S.B. Jackson joined the HR Committee in 2004 as a replacement for J.D. Thompson who retired from the Board in April 2004. The HR Committee reports to the Board on all material matters considered, recommended or approved by the HR Committee.

Independent Advice

 The HR Committee engages its own consultants and legal advisors, independent of those used by management, to gather information and deliver opinions and advice on various subjects including the compensation practices of TCPL versus the market, securities law and governance practices.

Executive Compensation Structure and Policies

Compensation Philosophy

 The design of TCPL's executive compensation program is based on a compensation philosophy that:

  •
  supports employee attraction, engagement and retention;

  •
  is competitive with the external compensation market;

  •
  aligns executive interests with shareholders and customers; and

  •
  rewards accomplishments through "pay-for-performance".

 The executive compensation program specifically provides for Total Direct Compensation ("TDC") which is a combination of base salary and performance-based incentives that reflects business achievement, fulfillment of individual objectives and overall job performance. The HR Committee approves all remuneration to be awarded through the executive compensation program. TCPL will continue to monitor market conditions and adapt its executive compensation program to ensure it remains competitive and aligned with TCPL's compensation philosophy.

TRANSCANADA PIPELINES LIMITED    37

Determining Individual Executive Compensation

Market Competitiveness

 When determining the level of individual executive compensation, the HR Committee considers market compensation data provided by external compensation consultants. This data consists of summary compensation information from selected Canadian-based companies. These companies are generally head offices or subsidiary offices of similar size and scope to TCPL, and represent the market where TCPL may compete for talent (the "Comparator Group").

 The membership of the Comparator Group is reviewed annually by the HR Committee for its business relevance to TCPL. An overview of the characteristics of the 2004 Comparator Group, as compared to TCPL, is provided in the following table:

Characteristics	TCPL	2004 Comparator Group
Industry	North American Pipelines, Power	Canadian Oil and Gas, Pipelines, Power, Utilities
Location	Calgary	Principally Alberta

		Median	75th Percentile
Revenue(1)	$5.4 billion	$4.7 billion	$6.3 billion
Market Capitalization(2)	$12.9 billion	$12.2 billion	$17.8 billion
Assets(1)	$20.5 billion	$10.2 billion	$12.7 billion
Employees(3)	Approximately 2,500	2,367	3,982

Notes:

(1)
Revenue and Assets statistics reflect 2003 information.

(2)
Market Capitalization is calculated as at July 31, 2004.

(3)
Number of employees is reported as of April 1, 2004.

Pay for Performance

 The HR Committee considers actual performance and results achieved against annual business and individual performance objectives. The compensation an executive receives will vary in accordance with the following guidelines:

  •
  If actual performance meets objectives and is considered satisfactory, an executive's TDC is designed to be comparable to the median of the data from the Comparator Group;

  •
  If actual performance exceeds those objectives and is considered to be above satisfactory, an executive's TDC is designed to be competitive with above-median compensation levels of the market data for his or her role. The degree to which an executive is compensated over the median is relative to his or her performance level; or

  •
  If actual performance falls short of objectives and is considered to be below satisfactory, variable incentive awards in a given year may be positioned below market median levels, but fixed elements are held and not adjusted downward.

38    TRANSCANADA PIPELINES LIMITED

Pay Component Mix

 The pay component mix of TDC is structured to place a significant portion of the executive's compensation at risk. Disclosure of the actual pay component mix for the Named Executive Officers is noted in the table below.

Elements of Executive Compensation for 2004

 In 2004, the executive compensation program consisted of four direct compensation elements; base salary, short-term annual cash incentives, share units issued under the mid-term incentive plan and stock options issued as long-term incentives. The following table provides an overview of these elements:

Component of TDC	Type of Compensation	Average Mix(1) for NEOs(2)	Element	Form	Performance Period	Determination of Market Competitive Award
Fixed	Annual	30% of TDC	Base Salary	Cash	1 year	Match to similar roles in the Comparator Group plus individual performance sustained over a number of years
Variable	Annual	28% of TDC	Short-term Incentive	Cash	1 year	Degree to which each executive's achievement against pre-established annual objectives contributed to annual corporate performance
	Longer-term	33% of TDC	Mid-term Incentive	Executive Share Units	Up to 3 years with vesting at end of period	Degree to which each executive's contribution and potential will be key to the success of TransCanada
		9% of TDC	Long-term Incentive	Stock Options	Vesting 33 1/3% each year for 3 years with a 7 year term	Degree to which each executive's contribution and potential will be key to the success of TransCanada

Notes:

(1)
Mix is the relative emphasis placed on each pay element and is expressed as an average percentage of TDC for the five NEOs. The relative emphasis on specific forms of variable compensation for individual executives is aligned with the executive's ability to contribute to short, medium and long-term business achievement based on the HR Committee's assessment.

(2)
Named Executive Officers.

Overview of Executive Compensation Elements

Fixed Compensation — Base Salary

 Base salary provides a fixed level of income based on the market value of a role. In accordance with TCPL's market-based compensation practices, all executive roles are individually matched to similar roles in the Comparator Group. Although reviewed annually, base salaries are not significantly adjusted upward year-over-year beyond what is required to maintain appropriate market positioning based on individual contribution and performance or to reflect a material change in an executive's responsibility.

Variable Compensation

 The Board has specifically moved away from formulaically driven variable/incentive compensation programs to programs based on sound judgement and discretion at the HR Committee and Board levels. The Board is of the view that formulas and weightings applied to forward-looking objectives may lead to unintended consequences for compensation purposes. This is often due to unforeseen events that are outside the scope of the

TRANSCANADA PIPELINES LIMITED    39

compensation program. For this reason, there are no pre-established weightings applied to measures or numerical calculations used to determine payments for executives from TCPL's performance-based variable compensation programs. The Board's comprehensive assessment of overall business performance of TCPL, including company performance achievement against stated objectives and business circumstances, provides the context for individual executive evaluations for short-term incentives, as well as the vesting of the medium-term incentive awards.

Short-term Incentives

 Short-term incentives are awarded through the annual Incentive Compensation ("IC") program. The IC program provides for annual cash payments based on individual performance measured against pre-established annual business and individual objectives, within the context of overall corporate performance. The awards are provided under the following guidelines:

If actual performance is viewed as...		Then...
Below satisfactory	-->	payments are below median market incentive levels
Satisfactory	-->	payments align with median market incentive levels
Above satisfactory	-->	payments may be in excess of the median market incentive levels

 Annual corporate performance provides the baseline from which individual assessments are made. In years where corporate performance meets or exceeds objectives, the foundation for award considerations will generally be, on aggregate, above median market incentive levels. Conversely, if corporate performance is less than satisfactory, award considerations for executives will be tempered accordingly.

 The actual incentive awards for each executive are based on the HR Committee's subjective and discretionary assessment of the executive's proportional contribution to the corporate results based on his or her achievement against individual objectives. Payments from the IC program are made in the first quarter following the completion of the financial year.

 For 2004, TransCanada's stated objectives focused on the diligent and disciplined implementation of TransCanada's key strategies for growth and value creation. Examples of some of the measures used to assess performance in these areas are as follows:

Financial strength	•	Earnings per share
	•	Funds generated from operations
	•	Earnings before interest, taxes, depreciation and amortization
	•	The ability to be well prepared for the right transactions
Regulatory framework	•	Progress on work with regulators and customers to evolve the regulated business model
Grow and optimize	•	Total shareholder return rolling average
core operations	•	Invested capital
(Pipe and Power)	•	Earnings growth after three years of the capital being invested
Operational Excellence	•	Safety
	•	Costs
	•	Employee engagement
	•	Environment
	•	Asset performance
	•	Customer relationships

 To assess the results achieved against these objectives, the Board looks at both absolute performance and relative performance against specific comparators. The company is of the view that both relative and absolute measures are required to give a balanced perspective of achievement.

40    TRANSCANADA PIPELINES LIMITED

 In 2004, performance against these objectives delivered above satisfactory results in the areas of financial strength and growth, and significant progress on other objectives. The Board has therefore assessed that TransCanada met or exceeded the vast majority of stated performance objectives for 2004. On average, this achievement has resulted in above-median payments to executives under the IC program. The extent to which an individual executive's payment is above median is related to his or her contribution to these business results as assessed by his or her own performance against specified objectives. The actual IC program payments awarded to the Named Executive Officers is noted in the "Summary Compensation Table" below.

Medium-term Incentives

 Medium-term incentives are awarded through the Executive Share Unit Plan (the "ESU Plan"). The purpose of this plan is to align a considerable portion of executives' compensation with longer-term performance objectives that support the interests of shareholders and customers. This plan has been in effect since 2003 and TCPL has made three grants under it. The awarding of annual grants and number of units granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

 Under the ESU Plan, participants receive a provisional grant of units that are valued based on the price of TransCanada's common shares at the time of grant. Grants are subject to specific business performance conditions set by the HR Committee at the time of grant. Throughout the three year term of the grant, participant's accounts are credited with additional units for dividends declared and paid.

 At the end of the term, actual achievement will be compared with the performance objectives and participant unit totals will be adjusted based on this assessment. The resulting vested units will then be valued based on the price of TransCanada's common shares at the time of vesting and participants will receive a cash payment for their vested units.

 In 2004, participants received a grant of units that were valued based on the closing price of TransCanada's common shares on the TSX on the date of grant. The HR Committee established specific objectives for Threshold and Target performance levels, the achievement of which will adjust payouts as follows:

Performance Level	Unit Total Adjustment
Below Threshold =	zero units vest; no payment is made
At Threshold =	50% of units vest for payment
At or Above Target =	100% of units vest for payment

 The performance criteria for the 2004 grant consisted of a combination of:

1.
TransCanada's absolute total shareholder return ("TSR");

2.
TransCanada's relative TSR as compared to specified companies with which TransCanada may compete for capital (the "ESU Peer Group"); and

3.
Corporate financial measures of earnings per share and funds generated from continuing operations.

 There are no pre-established weightings applied to these measures or numerical calculations used. The HR Committee will use its judgement and discretion to assess overall performance in light of the stated criteria and business circumstances surrounding the performance achievement.

 If the actual performance achievement is determined by the HR Committee to align at a point between Threshold and Target levels, the HR Committee will determine the number of units that vest on a pro rata basis. The amount paid to the participants will be based on the number of vested units and the weighted average closing price on the TSX during the five trading days immediately prior to and including the valuation date.

 For the purposes of executive compensation disclosure, the ESU Plan is reported as a long term incentive plan in this AIF.

TRANSCANADA PIPELINES LIMITED    41

Long-term Incentives

 Long-term incentives are awarded to executives through the Stock Option Plan. This plan aligns executives' interests with the longer-term growth and profitability of TransCanada, ultimately enhancing shareholder value. Executives who participate benefit only if the market value of TransCanada's common shares at the time of option exercise is greater than the market value of such shares at the time of grant. The awarding of annual grants and number of options granted to executives is based on delivering competitive TDC and is not dependent on the number, term or current value of other outstanding incentive awards previously granted to the individual.

 The exercise price of an option is based on the price of a TransCanada common share as of the date of grant. The price is set as the higher of the closing price on the grant date or the weighted average closing price on the TSX during the five trading days immediately prior to the grant date. Options granted in 2004 vest 33 1/3% on each anniversary of the grant date for a period of three years. Vested options from this grant may be exercised until their expiry, which is seven years from the grant date.

Share Ownership Guidelines

 The HR Committee is of the opinion that senior executives should hold an interest in TransCanada in order to align their financial interests with those of shareholders. In January 2003, certain senior officers of the company were given guidelines to achieve an interest level that the HR Committee viewed as significant in relation to each senior executive's base salary. The specified executives have five years (until December 31, 2007) to meet the following guidelines:

President and Chief Executive Officer	3 times base salary
Executive Vice-Presidents	2 times base salary
Other Specified Senior Executives	1 times base salary

 In calculating their interest in TransCanada, these executives may include the value of shares owned and any outstanding units granted under the ESU Plan. As of December 31, 2004, all Named Executive Officers have met or exceeded these guidelines.

Changes to the Executive Compensation Program

ESU Plan

 As a continuous improvement initiative, a review of the ESU Plan design was undertaken in 2004 to further enhance its alignment to TCPL's compensation principles. As a result of this review, fundamental changes have been approved by the HR Committee for implementation starting with the 2005 grant.

 The design changes are intended to provide more transparent and intuitive plan mechanics for participants while maintaining the delivery of competitive compensation. The key design changes included the expansion of the

42    TRANSCANADA PIPELINES LIMITED

performance levels from two to three and the recalibration of performance requirements in light of the new structure.

	Below Threshold	Threshold	Target	Maximum
Previous Design	Zero payout	Requires stretch but achievable performance 50% of granted units payout	Very difficult stretch performance requirements At Target = 100% granted units payout	N/A
New Design	Zero payout	Requires acceptable and achievable performance 50% of granted units payout	Requires stretch but achievable performance At Target = 100% granted units payout	Very difficult stretch performance requirements At Maximum = 150% granted units payout

 With the previous design, there was a significant risk of grant forfeiture due to the difficulty of the performance requirements at both the Threshold and Target levels. Grants were made with higher nominal values in recognition of this significant risk. As a result of the design review, it was concluded that the previous structure of the ESU Plan failed to provide adequate performance motivation for participants. The new design provides for greater recognition of both satisfactory and excellent performance and does not require higher nominal value to deliver the same intended level of competitive compensation over the longer term.

 Starting with the 2005 grant, the share price used to value the units at the time of grant will reflect the weighted average closing price for TransCanada's common shares on the TSX for the five trading days prior to and including the grant date. Previously, the share price used to value the units was the closing price on the TSX on the grant date. The change was made to align the grant valuation process with the payout valuation process.

 For every annual grant under the ESU Plan, the HR Committee reviews and approves specific business performance conditions. For the 2005 grant, the performance requirements will be based on the same measures as those used for the 2004 grant (i.e., absolute and relative TSR plus corporate financial measures).

Stock Option Plan

 As a result of the introduction of the ESU Plan, the administrative changes noted below were made to the use of the Stock Option Plan in 2003. The implementation of these administrative changes did not require a Plan amendment.

	1995 to 2002 Grants	2003 Grants Onward
Vesting	25% on the grant date 25% each year for the next three years	0% on the grant date 33 1/3% each year for the next three years
Exercise Expiry	Ten years from grant	Seven years from grant
Other awards made at the time of grant	Units from Performance Unit Plan One unit for each Stock Option granted	Units from ESU Plan Number of units granted is not related to the number of Stock Options granted

 Starting in 2005, only executive-level employees participate in the Stock Option Plan.

TRANSCANADA PIPELINES LIMITED    43

Performance Unit Plan

 The Performance Unit Plan ("PUP") was established in 1995 and includes participants in the executive and management employee groups. In July 2002, the HR Committee amended the plan so that no further awards would be made under the PUP, but accruals on existing awards will continue until expiry of the last grants, in 2012.

 Until 2003, one PUP unit was granted in tandem with each option granted under the Stock Option Plan. Each unit is eligible for an annual cash accrual that is no greater than the value of dividends paid on one common share in the preceding financial year. The accrual is made if TransCanada's TSR is equal to or greater than that of other specified Canadian companies with which TransCanada competes for capital (the "PUP Peer Group"). The HR Committee has full discretion to award the full or a lesser value if TransCanada's absolute TSR is below that of the PUP Peer Group. For 2004, the HR Committee approved a cash accrual of $1.14 per PUP unit.

 The accrued dollar value vests three years after the grant date and is deemed to be automatically redeemed on the tenth anniversary of the grant date. A performance unit may be exercised for the dollar value accrued on the unit beginning on the third anniversary of the grant date.

 At the time of exercise the market price of a common share plus the amount accrued on the unit must be equal to or greater than the market price of a common share on the grant date of the unit. Additionally, the option awarded in tandem with the unit must have been previously or concurrently exercised. However, if the underlying option is exercised before the PUP unit is vested, the PUP unit is forfeited.

Compensation of the Chief Executive Officer

 The components of TDC for the Chief Executive Officer ("CEO") are the same as those for other executive officers of TCPL, namely base salary, short-term incentive (from the IC program), medium-term incentive (from the ESU Plan) and long-term incentive (from the Stock Option Plan). Annually, the HR Committee makes recommendations to the Board regarding the CEO's compensation based on the same market-based, performance-related basis as for other executive officers. As with other executive officers, there are no pre-established weightings applied to the CEO's personal performance objectives or numerical calculations performed to determine his variable compensation payments.

Overview of Performance

 Mr. Kvisle is accountable for ensuring the stated corporate performance objectives are achieved and this forms the first of his personal objectives. As previously noted, the Board has reviewed TransCanada's financial and non-financial results, and assessed them as meeting or exceeding the vast majority of those objectives for 2004.

 In addition to ensuring the stated corporate objectives are achieved, Mr. Kvisle's 2004 individual objectives focused on delivering value-added support for key initiatives in the organization such as:

  •
  Northern development and key acquisitions;

  •
  Ensuring key management bench strength;

  •
  Building winning long-term relationships with key stakeholders;

  •
  Reinforcing operational excellence throughout the organization;

  •
  Ensuring a high level of ethical behaviour and good governance throughout the organization; and

  •
  Personal growth.

 The HR Committee assessed Mr. Kvisle's results and concluded that his performance exceeded expectations against individual objectives and made this recommendation to the Board.

 The Board is of the view that Mr. Kvisle's overall contribution to TransCanada's achievements and his performance against individual objectives in 2004 exceeded expectations, resulting in his TDC being positioned slightly below the top quartile TDC for similar roles in the Comparator Group. In its decision, the Board

44    TRANSCANADA PIPELINES LIMITED

considered the achievement of the company and individual objectives (both financial and non financial) as well as significant economic, industrial and market circumstances that influenced the performance of TransCanada.

 Information on the incentive award decisions for Mr. Kvisle and the other Named Executive Officers made by the Committee and the Board in February 2005 can be found in the section entitled "Supplemental Disclosure of Compensation".

 This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

H.L. Hawkins (Chair)	D.P. O'Brien
W.K. Dobson	W.T. Stephens
S.B. Jackson

Performance Graph

 The following chart compares the five-year cumulative total shareholder return on the TransCanada (formerly TCPL) common shares to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 1999 in common shares).

	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004	Compound Annual Growth
TransCanada	100	148.1	179.4	216.2	274.6	306.0	25.1%
TSX	100	107.4	93.9	82.2	104.2	119.3	3.6%

Compensation of Executive Officers of TCPL

 TCPL's executive officers also serve as executive officers of TransCanada. An aggregate remuneration is paid for serving as an executive officer of TCPL and for service as an executive officer of TransCanada. Since TransCanada does not hold any assets directly other than the common shares of TCPL, all executive officers' costs are assumed by TCPL according to a management services agreement between the two companies.

TRANSCANADA PIPELINES LIMITED    45

Executive Compensation Information

Summary Compensation Table

 The following table outlines the summary of compensation earned in the 2004, 2003 and 2002 financial years by the President and Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers. Executive officers are included as NEO's based on base salary and annual incentive bonuses earned during the most recently completed financial year.

Long-term Compensation
Annual Compensation
Award of Shares or Units Subject to Resale Restriction ($) (g)
Name and Principal Position of the Named Executive Officers (a)	Year (b)	Salary(1) ($) (c)	Bonus(2) ($) (d)	Other Annual Compensation(3) ($) (e)	Award of Securities Under Options Granted(4) (#) (f)		LTIP Payouts(5) ($) (h)	All Other Compensation(6) ($) (i)
H.N. Kvisle President and Chief Executive Officer	2004 2003 2002	871,251 772,503 726,252	1,100,000 900,000 1,000,000	46,700 69,108 93,230	165,000 200,000 150,000	0 0 0	0 0 0	0 0 0
R.K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer	2004 2003 2002	457,524 443,751 420,003	460,000 430,000 480,000	42,680 39,611 26,904	60,000 80,000 65,000	0 0 0	0 0 0	0 0 6,575
A.J. Pourbaix Executive Vice-President, Power	2004 2003 2002	407,505 382,506 322,500	450,000 430,000 480,000	61,462 51,638 14,790	60,000 80,000 65,000	0 0 0	0 0 0	0 0 6,575
R.J. Turner Executive Vice-President, Gas Transmission	2004 2003 2002	450,000 447,501 436,254	340,000 300,000 340,000	58,714 64,233 41,420	40,000 60,000 50,000	0 0 0	0 0 0	0 0 0
D.J. McConaghy Executive Vice-President, Gas Development	2004 2003 2002	355,002 337,506 322,500	330,000 400,000 310,000	40,024 43,595 56,043	60,000 60,000 45,000	0 0 0	0 0 0	0 0 0

Notes:

(1)
Base salary is earned income during the financial year and reflects any changes in base pay rates that occurred during that time period. Any approved change to the base pay rate is effective April 1st of the financial year.

(2)
Amounts referred to in this table as "Bonus" are paid pursuant to TCPL's Incentive Compensation program. See "Report on Executive Compensation — Short-term Incentives".

(3)
The amounts in this column include the value of salary paid in lieu of vacation. This column also includes amounts paid to the Named Executive Officers by way of flex benefit credits applied to the Employee Stock Savings Plan and payments made to the Named Executive Officers by subsidiaries and affiliates of TCPL (including directors' fees paid by affiliates and amounts paid for serving on management committees of partnerships in which TCPL holds an interest) specifically, Mr. Girling — $21,000 and Mr. Pourbaix — $39,000 (directors' fees paid by an affiliate). The value of perquisites for each Named Executive Officer is less than the lesser of $50,000 and 10% of the Named Executive Officer's total annual salary and bonus and, as such, is not included in the amounts shown in this column.

(4)
This column shows the number of stock options awarded under the Stock Option Plan to each of the Named Executive Officers for each of the financial years noted. A similar number of performance units were granted in tandem in 2002 under the PUP, described in the section titled "Changes to the Executive Compensation Program — Performance Unit Plan".

(5)
LTIP Payouts will represent the settlements for the vested and paid ESU Plan and PUP grants. There have been no payouts made to the Named Executive Officers from either plan to date. Please refer to the sections titled "Long-term Incentive Plan Awards", "Supplemental Disclosure of Compensation" and "Long-term Incentive Plan Grants Outstanding" for all past and present grant information pertaining to these plans.

(6)
For 2002, the amounts in this column include amounts contributed by TCPL for the Named Executive Officers under the Defined Contribution Pension Plan. See the section titled, "Pension and Retirement Benefits" below.

46    TRANSCANADA PIPELINES LIMITED

Long-term Incentive Plan Awards

2004 Executive Share Unit Plan Grants

 The following table outlines the medium-term incentive grants made to the Named Executive Officers under the ESU Plan for the financial year ending December 31, 2004:

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Below Threshold (#) (d)	Threshold (#) (e)	Target (#) (f)	Maximum (#) (g)
H.N. Kvisle	0 - 73,185	01-Jan-04 through 31-Dec-06	0	36,593	73,185	73,185
R.K. Girling	0 - 29,275	01-Jan-04 through 31-Dec-06	0	14,638	29,275	29,275
A.J. Pourbaix	0 - 26,140	01-Jan-04 through 31-Dec-06	0	13,070	26,140	26,140
R.J. Turner	0 - 21,540	01-Jan-04 through 31-Dec-06	0	10,770	21,540	21,540
D.J. McConaghy	0 - 23,005	01-Jan-04 through 31-Dec-06	0	11,503	23,005	23,005

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

(2)
Does not include units related to reinvested dividends.

Stock Options Granted in 2004

 The following table outlines the stock options granted under the Stock Option Plan to each of the Named Executive Officers in February 2004.

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
H.N. Kvisle	23-Feb-04	165,000	12.40	26.85	26.80	23-Feb-11
R.K. Girling	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11
A.J. Pourbaix	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11
R.J. Turner	23-Feb-04	40,000	3.01	26.85	26.80	23-Feb-11
D.J. McConaghy	23-Feb-04	60,000	4.51	26.85	26.80	23-Feb-11

Notes:

(1)
On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)
The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

TRANSCANADA PIPELINES LIMITED    47

Aggregate Option Exercises during 2004 and 2004 Year-End Option Values

 The following table outlines, for each of the Named Executive Officers:

  •
  The number of stock options, if any, exercised during the financial year ended December 31, 2004;

  •
  The aggregate value realized upon exercise;

  •
  The total number of unexercised options, if any; and

  •
  The value of unexercised "in-the-money" options at December 31, 2004.

			Unexercised Options at December 31, 2004 (#)		Value of Unexercised in-the-Money Options at December 31, 2004(1) ($)
Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
H.N. Kvisle	0	0	516,667	335,833	5,715,152	1,796,623
R.K. Girling	235,162	2,404,055	75,417	129,583	607,240	711,410
A.J. Pourbaix	0	0	147,917	129,583	1,325,915	711,410
R.J. Turner	23,256	373,111	207,094	92,500	2,232,542	430,425
D.J. McConaghy	6,349	83,277	187,275	111,250	2,162,599	569,962

Note:

(1)
The value of unexercised "in-the-money" options at the financial year end is the difference between the exercise price and the closing price of $29.80 per share of a common share on the TSX on December 31, 2004. The underlying options have not been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of common shares on the date of exercise.

Equity Compensation Plan Information

Stock Option Plan

 The Stock Option Plan is the only compensation plan under which equity securities of TransCanada have been authorized for issuance. Stock options may be granted to such employees of TCPL as the HR Committee may from time to time determine. Starting in 2005, the HR Committee determined that only executive-level employees will participate in the plan. The following provides key information regarding the Stock Option Plan provisions:

  •
  The plan was first approved by shareholders in 1995;

  •
  There was an amendment approved by shareholders at TransCanada's annual and special meeting of shareholders held on April 23, 2004 to increase the number of shares issuable by 1,000,000;

  •
  A maximum of 26,000,000 of TransCanada's common shares may be issued under the plan. This represents 5.36% of common shares issued and outstanding as at March 1, 2005;

  •
  As at March 1, 2005, there were approximately 10,694,000 common shares issuable upon the exercise of outstanding stock options. This represents 2.2% of issued and outstanding common shares;

  •
  As at March 1, 2005, there were approximately 3,627,500 common shares remaining available for issuance. This represents 0.75% of issued and outstanding common shares;

  •
  As at March 1, 2005, approximately 11,678,500 common shares have been issued upon the exercise of stock options, representing 2.4% of issued and outstanding common shares; and

  •
  The exercise price for unexercised issued stock options ranges from $10.03 to $30.09, with expiry periods ranging from March 3, 2005 to February 28, 2012.

 Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant cannot exceed 5% of TransCanada's common shares then issued and outstanding. There are no restrictions on the number of stock options that may be granted to insiders, subject to the foregoing limitation. Stock options cannot be transferred or assigned by participants other than by will or by participants who for any reason are unable to manage their affairs.

48    TRANSCANADA PIPELINES LIMITED

 Stock options granted in 2004 vest as to one-third on each anniversary of the grant date for a period of three years and have a seven year expiry date. The exercise price of a stock option is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the stock options. Administrative changes were made to the use of the Stock Option Plan in 2003 which did not require an amendment to the terms of the plan. More information on these changes is found in "Changes to the Executive Compensation Program — Stock Option Plan".

 Under the current terms of the Stock Option Plan, stock options expire on the earlier of:

  1.
  The third anniversary of the date of a participant's retirement;

  2.
  The first anniversary of the date of a participant's death; and

  3.
  The seven year anniversary of the date of grant.

 The following table outlines the action prescribed by the Stock Option Plan, following an employment event:

Employment Event	Action
Resignation	The participant may exercise outstanding exercisable stock options no later than the last day of active employment, after which date all outstanding stock options are forfeited.
Termination without cause	The participant may exercise outstanding exercisable stock options no later than the last day of the notice period, after which date all outstanding stock options are forfeited.
Termination for cause	The participant may exercise outstanding exercisable stock options no later than 10 days after the last day of active employment, after which date all outstanding stock options are forfeited.

 The HR Committee has the power to amend or discontinue this plan at any time, provided, however, that any amendment which increases the number of common shares that may be issued under the plan, must be approved by the shareholders of TransCanada. Any such amendment shall not alter or impair the rights of any participants without their consent.

Securities Authorized For Issuance under Equity Compensation Plans

 The following table outlines the number of common shares to be issued upon the exercise of outstanding options under the Stock Option Plan, the weighted-average exercise price of the outstanding options, and the number of common shares remaining available for future issuance under the Stock Option Plan, all at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,964,792	$20.90	4,682,535
Equity compensation plans not approved by security holders	Nil	Nil	Nil
TOTAL	9,964,792	$20.90	4,682,535

TRANSCANADA PIPELINES LIMITED    49

Long-term Incentive Plan Grants Outstanding

 This section includes information on previously awarded medium and long term incentive grants that are still outstanding as of December 31, 2004 under the specified plans. These outstanding grants have not yet been recorded as LTIP Payouts in the Summary Compensation Table, Column (h).

Executive Share Unit Plan

 The following table outlines the medium-term incentive grants under the ESU Plan that are in addition to those granted in 2004 and disclosed under "Long-term Incentive Plan Awards — 2004 Executive Share Unit Plan Grants" above.

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
		Performance or Other Period Until Maturation or Payout (c)
Name (a)	Securities, Units or Other Rights(1) (#) (b)		Below Threshold (#)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)
H.N. Kvisle	0 - 50,000	01-Jan-03 through 31-Dec-05	0	25,000	50,000	50,000
R.K. Girling	0 - 20,000	01-Jan-03 through 31-Dec-05	0	10,000	20,000	20,000
A.J. Pourbaix	0 - 20,000	01-Jan-03 through 31-Dec-05	0	10,000	20,000	20,000
R.J. Turner	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000
D.J. McConaghy	0 - 15,000	01-Jan-03 through 31-Dec-05	0	7,500	15,000	15,000

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Medium-term Incentives" for more information about the ESU Plan.

(2)
Does not include units related to reinvested dividends.

Performance Unit Plan

 The following table outlines PUP awards made to the Named Executive Officers. The estimated future payouts set out in the table include all accruals up to and including the accrual approved on February 28, 2005, as the accrual is attributable to 2004 performance. See "Changes to the Executive Compensation Program — Performance Unit Plan" for information with respect to this plan. As at December 31, 2004, approximately 6,976,000 units under the PUP were outstanding. As at March 1, 2005, approximately 6,941,000 units under the PUP were outstanding with a dollar value of $28,653,718.

Estimated Future Payouts Under Non-Securities Price-Based Plans(3)
Performance or Other Period Until Maturation or Payout(2) (c)
Name (a)	Securities, Units or Other Rights(1) (#) (b)		Below Threshold ($)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)
H.N. Kvisle	150,000 100,000 42,500 55,000 50,000 90,000	25-Feb-12 20-Mar-11 27-Feb-11 28-Feb-10 01-Feb-10 01-Sep-09	0 0 0 0 0 0	476,250 407,500 173,188 272,525 247,750 445,950	476,250 407,500 173,188 272,525 247,750 445,950	476,250 407,500 173,188 272,525 247,750 445,950

50    TRANSCANADA PIPELINES LIMITED

R.K. Girling	65,000 45,000 45,000 50,000 20,000 25,000 25,000 25,162	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09 03-Dec-08 09-Dec-07	0 0 0 0 0 0 0 0	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124	206,375 183,375 222,975 247,750 99,110 123,875 123,875 155,124
A.J. Pourbaix	65,000 35,000 20,000 20,000 20,000 17,500	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 01-Mar-09 03-Dec-08	0 0 0 0 0 0	206,375 142,625 99,100 99,100 99,100 86,713	206,375 142,625 99,100 99,100 99,100 86,713	206,375 142,625 99,100 99,100 99,100 86,713
R.J. Turner	50,000 42,500 35,000 50,000 20,000 40,000	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 29-Jul-09 01-Mar-09	0 0 0 0 0 0	158,750 173,188 173,425 247,750 99,100 198,200	158,750 173,188 173,425 247,750 99,100 198,200	158,750 173,188 173,425 247,750 99,100 198,200
D.J. McConaghy	45,000 35,000 20,000 20,000 17,500	25-Feb-12 27-Feb-11 28-Feb-10 01-Feb-10 01-Mar-09	0 0 0 0 0	142,875 142,625 99,100 99,100 86,713	142,875 142,625 99,100 99,100 86,713	142,875 142,625 99,100 99,100 86,713

Notes:

(1)
As no further awards will be made under the PUP, it will be phased out over the remaining life of the outstanding units.

(2)
The exercise period for all units commences upon vesting, which is the third anniversary of the grant date, and expires on the tenth anniversary of the grant date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program, which vested on February 22, 2002.

(3)
The HR Committee determined in February 2005 that $1.14 will accrue for 2004 in respect of the awards made from 1995 to 2002. The amounts referred to herein are either received in full or forfeited by the Named Executive Officers. See "Changes to the Executive Compensation Program — Performance Unit Plan" for more information.

Pension and Retirement Benefits for Executive Officers

Pension and Retirement Benefits

 TCPL's Canadian pension plans are designed to attract and retain employees for the long term and to provide employees with a lifetime annual retirement income.

Base Pension Plan

 All TCPL employees participate in the TCPL Registered Pension Plan, which is now solely a non-contributory defined benefit pension plan. The Registered Pension Plan previously provided three benefit options, a defined benefit, a defined contribution and a combination option (defined benefit and defined contribution). It was amended on October 1, 2001 to eliminate the combination option for new members and on January 1, 2003 to eliminate the defined contribution option.

TRANSCANADA PIPELINES LIMITED    51

 The normal retirement age under the Registered Pension Plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85. Employees are eligible to retire prior to their normal retirement date but the benefit payable is subject to early retirement reduction factors. The defined benefit plan is integrated with Canada Pension Plan benefits. The benefit calculation is:

 1.25% of an employee's highest average earnings(1) up to the final average YMPE(2)

 plus

 1.75% of an employee's highest average earnings above the final average YMPE multiplied by

 the employee's years of credited service in the Registered Pension Plan ("Credited Pensionable Service")

Notes:

(1)
Highest Average Earnings means the average of an employee's best consecutive 36 months of pensionable earnings in the last 15 years before retirement. Pensionable Earnings means an employee's base salary plus actual Incentive Compensation paid to a targeted percentage or for executive employees a fixed percentage of their base salary. Pensionable earnings do not include overtime, shift and premium differentials or any other forms of compensation.

(2)
YMPE means Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan (C/QPP). Final Average YMPE means the average of the YPME in effect for the latest calendar year from which earnings are included in an employee's highest earnings calculation plus the two previous years.

 Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,000 for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on compensation above approximately $126,000 per annum.

Supplemental Pension Plan

 All TCPL employees with pensionable earnings over the Income Tax Act (Canada) ceiling of $126,000, including the Named Executive Officers, participate in the company's non-contributory defined benefit Supplemental Pension Plan. Approximately 417 TCPL employees currently participate in the Supplemental Pension Plan.

 The Supplemental Pension Plan is funded through a retirement compensation arrangement (RCA), under the Income Tax Act (Canada). Subject to the Board's approval, contributions to the fund are based on an annual actuarial valuation of the Supplemental Pension Plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.

 The annual pension benefit under the Supplemental Pension Plan is equal to 1.75 per cent multiplied by the employee's Credited Pensionable Service multiplied by the amount by which such employee's highest average earnings exceed the ceiling imposed under the Income Tax Act (Canada) and were recognized under the Registered Pension Plan.

 Generally, neither the Registered Pension Plan nor the Supplemental Pension Plan provide for the recognition of past service. However, the HR Committee may, under the provisions of the Supplemental Pension Plan, at its sole discretion, grant additional years of credited service to executive employees.

 Under the Registered Pension Plan and the Supplemental Pension Plan, TCPL employees, including the Named Executive Officers, will receive the following normal form of pension:

  (a)
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60 per cent continuing thereafter to the participant's designated joint annuitant; and

  (b)
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and for unmarried participants or married participants who have received spousal consent and who have so elected, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

 In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.

52    TRANSCANADA PIPELINES LIMITED

 The following table sets out the estimated annual defined benefit plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Registered Pension Plan and the Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) for employees with the following "highest average earnings" and "years of credited pensionable service classifications".

	Years of Credited Pensionable Service
Highest Average Earnings
	10	15	20	25	30	35
$ 400,000	$68,000	$102,000	$136,000	$170,000	$204,000	$238,000
600,000	103,000	154,000	206,000	257,000	309,000	360,000
800,000	138,000	207,000	276,000	345,000	414,000	483,000
1,000,000	173,000	259,000	346,000	432,000	519,000	605,000
1,200,000	208,000	312,000	416,000	520,000	624,000	728,000
1,400,000	243,000	364,000	486,000	607,000	729,000	850,000
1,600,000	278,000	417,000	556,000	695,000	834,000	973,000
1,800,000	313,000	469,000	626,000	782,000	939,000	1,095,000
2,000,000	348,000	522,000	696,000	870,000	1,044,000	1,218,000

 Based on their current highest average earnings and assuming the Named Executive Officers remain employed by TCPL until age 60 and that the Registered Pension Plan and Supplemental Pension Plan remain in force substantially in their present form, the Named Executive Officers will have the number of years of credited pensionable service and benefit payable set out below under their names:

	Kvisle(2)	Girling(3)	Pourbaix(3)	Turner	McConaghy
Years of Credited Service to December 31, 2004	10.33	6.00	6.00	22.80	24.83
Accrued Pension at December 31, 2004 and Payable at age 60(1)	$264,000	$72,000	$59,000	$280,000	$230,000
Years of Credited Service to age 60	23.16	26.50	29.58	31.13	31.99
Annual Benefit Payable at age 60(1)	$595,000	$311,000	$285,000	$381,000	$295,000

Notes:

(1)
Amounts are rounded to the nearest one thousand dollar.

(2)
Mr. Kvisle was granted five years of additional credited pensionable service which vested on his fifth anniversary of employment. Mr. Kvisle is also eligible for one additional year of credited pensionable service for each of the next five continuous years of service with the company. The additional credited service is to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(3)
Upon the completion of three years of continuous service from September 8, 2004, Mr. Girling and Mr. Pourbaix will each be granted three years of additional credited service to be recognized solely in the Supplemental Pension Plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

Fiscal 2004 Pension Expense Related to Service and Compensation

 Amounts reported in the table below represent the pension expense related to 2004 service for each of the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan including the impact of differences between actual compensation paid in 2004 and the actuarial assumptions used for the year.

Name	Fiscal 2004 pension expense related to service and compensation
H.N. Kvisle	$894,000
R.K. Girling	$86,000
A.J. Pourbaix	$70,000
R.J. Turner	$21,000
D.J. McConaghy	$175,000

TRANSCANADA PIPELINES LIMITED    53

Accrued Pension Obligations

 As at December 31, 2004, TCPL's accrued obligation for the Supplemental Pension Plan was approximately $155.9 million. The 2004 current service costs and interest costs of the Supplemental Pension Plan were approximately $3.4 and $8.3 million, respectively, for a total of $11.7 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 18 of the Notes to the Audited Consolidated Financial Statements which are available on the company's website at www.transcanada.com and filed with Canadian securities regulators on SEDAR at www.sedar.com.

 The accrued pension obligations for the Named Executive Officers under both the Registered Pension Plan and the Supplemental Pension Plan are outlined in the following table. Changes include the fiscal 2004 expense attributed to service and compensation, as well as the normal increases(1) to pension obligations arising from the annual valuation of the company's pension plans.

Name	Accrued obligation at December 31, 2003(2) (a)	Change in accrued obligation for 2004(2)(3) (b)	Accrued obligation at December 31, 2004(2) (c)= (a) + (b)
H.N. Kvisle	2,357,000	1,254,000	3,611,000
R.K. Girling	485,000	200,000	685,000
A.J. Pourbaix	389,000	175,000	564,000
R.J. Turner	2,931,000	361,000	3,292,000
D.J. McConaghy	2,549,000	457,000	3,006,000

Notes:

(1)
The normal increases include interest on the beginning of year obligation and changes in interest rate assumptions as a result of changes in long-term bond yields.

(2)
The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in the company's 2003 and 2004 audited consolidated financial statements. As the assumptions reflect the company's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(3)
Excluded from the change in accrued obligations for 2004 is the impact of investment returns on the company's pension plan assets.

Supplemental Disclosure of Compensation

 Decisions regarding medium and long-term grants are made annually by the HR Committee in February prior to the publication of the AIF. Therefore, although not a requirement, TCPL discloses these forthcoming compensation awards for the Named Executive Officers.

 The following tables outline the grants made under the noted plans that were approved in February 2005. For information pertaining to the noted compensation plans, please refer to the Report on Executive Compensation, found elsewhere in this AIF.

54    TRANSCANADA PIPELINES LIMITED

Medium Term Incentives — Executive Share Unit Plan

			Estimated Future Payouts Under Non-Securities-Price-Based Plans (units)(2)
Name (a)	Securities, Units or Other Rights(1) (#) (b)	Performance or Other Period Until Maturation or Payout (c)	Below Threshold (#)	Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)
H.N. Kvisle	0-65,320	01-Jan-05 through 31-Dec-07	0	32,660	65,320	97,980
R.K. Girling	0-18,349	01-Jan-05 through 31-Dec-07	0	9,175	18,349	27,524
A.J. Pourbaix	0-15,657	01-Jan-05 through 31-Dec-07	0	7,829	15,657	23,486
R.J. Turner	0-12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687
D.J. McConaghy	0-12,458	01-Jan-05 through 31-Dec-07	0	6,229	12,458	18,687

Notes:

(1)
This is the range of units under the ESU Plan that may be eligible to vest, not including units related to reinvested dividends. See "Report on Executive Compensation — Changes to the Executive Compensation Program — ESU Plan" for more information about the ESU Plan.

(2)
Does not include the units related to reinvested dividends.

Long Term Incentives — Stock Option Plan

Name	Date of Grant	Number of Common Shares Under Options Granted(1)	% of Total Options Granted to Employees	Exercise Price ($/common share)(2)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
H.N Kvisle	28-Feb-05	160,000	15.17%	$30.09	$29.72	28-Feb-12
R.K. Girling	28-Feb-05	60,000	5.69%	$30.09	$29.72	28-Feb-12
A.J. Pourbaix	28-Feb-05	60,000	5.69%	$30.09	$29.72	28-Feb-12
R.J. Turner	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12
D.J. McConaghy	28-Feb-05	40,000	3.79%	$30.09	$29.72	28-Feb-12

Notes:

(1)
On each anniversary date of the grant for a period of three years, one-third of these options vest and are exercisable.

(2)
The exercise price is equal to the higher of the closing price of common shares on the award date and the weighted average closing price of common shares on the TSX during the five trading days immediately prior to the award date of the options.

Employee Stock Savings Plan

 Named Executive Officers may participate in the Employee Stock Savings Plan on the same basis as all other TCPL employees. Each employee may direct a payroll deduction toward the purchase of common shares. TCPL matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional TCPL contribution of 1% of the employee's base salary. The shares purchased and the dividends paid on those shares are allocated to the employee account and vest immediately.

Employment Contracts

 In 2002, the HR Committee approved an arrangement with Mr. Kvisle to grant him additional credited pensionable service. The arrangement resulted in him receiving five years of additional credited pensionable service in 2004, on his fifth anniversary date with TCPL. In addition, for the next five years Mr. Kvisle will be granted one additional year of credited pensionable service on his anniversary date. All such additional service is not to exceed 10 additional years of credited pensionable service and is only to be recognized on that portion of his pensionable earnings which exceeds his annual Registered Pension Plan earnings, to be recognized in the TCPL Supplemental Pension Plan.

 In 2004, the HR Committee also approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional credited pensionable service. Subject to these executives maintaining continuous employment with TCPL until September 8, 2007 they will each receive three additional years of credited pensionable service on that date.

TRANSCANADA PIPELINES LIMITED    55

ADDITIONAL INFORMATION

1.
Additional information in relation to TCPL may be found on SEDAR at www.sedar.com.

2.
Additional information including directors' and officers' remuneration and indebtedness, principal holders of TCPL's securities and securities authorized for issuance under equity compensation plans (all where applicable), is contained in TransCanada's Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors and can be obtained upon request from the Corporate Secretary of TCPL.

3.
Additional financial information is provided in TCPL's Audited Consolidated Financial Statements and MD&A for its most recently completed financial year.

GLOSSARY

AIF	—	Annual Information Form of TCPL Corporation dated March 7, 2005
Alberta System	—	A natural gas transmission system throughout the province of Alberta
APG	—	Aboriginal Pipeline Group or Mackenzie Valley Aboriginal Pipeline L.P.
Bcf	—	Billion cubic feet
BC System	—	A natural gas transmission system in southeastern B.C.
Bécancour Plant	—	A power plant near Trois-Rivières, Québec
Board	—	TCPL's Board of Directors
Bruce Power	—	Bruce Power L.P.
Canadian Mainline	—	A natural gas pipeline system running from the Alberta border east to delivery points in eastern Canada and along the U.S. border
CSA	—	Canadian Securities Administrators
ERA	—	Electricity Restructuring Act, 2004
EUB	—	Alberta Energy and Utilities Board
External Auditor	—	KPMG LLP
FERC	—	Federal Energy Regulatory Commission (USA)
Foothills	—	Foothills Pipe Lines Ltd.
Foothills System	—	A natural gas pipeline system in southeastern B.C., southern Alberta and southwestern Saskatchewan
Gas Pacifico	—	Gasoducto del Pacifico
GCOC	—	Generic cost of capital
GRA	—	General rate application
Grandview Plant	—	A power plant in Saint John, New Brunswick
Great Lakes System	—	A natural gas pipeline system in the north central U.S., roughly parallel to the Canada — U.S. Border
GTN System	—	A natural gas transmission system running from northwestern Idaho, through Washington and Oregon to California
HS&E	—	Health, Safety and Environment
Iroquois System	—	A natural gas pipeline system in New York
LNG	—	Liquefied Natural Gas
Mackenzie Producers	—	Mackenzie Delta Producers Group
MD&A	—	TCPL's Management's Discussion and Analysis dated March 1, 2005
Meeting	—	The Annual Meeting of the holders of common shares of TransCanada to be held on April 29, 2005.
Mmcf/d	—	Million British thermal units per day
MW	—	Megawatts
NBP L.P.	—	Northern Border Partners, L.P.
NEB	—	National Energy Board (Canada)
NEGT	—	National Energy & Gas Transmission, Inc.
NGTL	—	NOVA Gas Transmission Ltd.

56    TRANSCANADA PIPELINES LIMITED

North Baja System	—	A natural gas pipeline system in southeastern California
Northern Border Pipeline	—	Northern Border Pipeline Company
NYSE	—	New York Stock Exchange
OPG	—	Ontario Power Generation Inc.
Portland	—	Portland Natural Gas Transmission System Partnership
Power LP	—	TransCanada Power, L.P.
Proxy Circular	—	TransCanada's Management Proxy Circular dated March 1, 2005
psi	—	Pounds per square inch
ROE	—	Return on common equity
SEC	—	U.S. Securities and Exchange Commission
Shell	—	Shell US Gas & Power LLC
Simmons Pipeline System	—	A natural gas pipeline system in northeastern Alberta
SOX	—	U.S. Sarbanes-Oxley Act of 2002
Tcf	—	Trillion cubic feet
TCPL	—	TransCanada PipeLines Limited
TQM	—	Trans Québec & Maritimes Pipeline Inc.
TQM System	—	A natural gas pipeline system in southeastern Québec
TransCanada	—	TransCanada Corporation
TSX	—	Toronto Stock Exchange
Tuscarora	—	Tuscarora Gas Transmission Company
USGen	—	US Gen New England, Inc.
VCR	—	Voluntary Challenge and Registry
WCSB	—	Western Canada Sedimentary Basin
Year End	—	December 31, 2004

TRANSCANADA PIPELINES LIMITED    57

SCHEDULE "A"

Exchange Rate of the Canadian Dollar

 All dollar amounts in the AIF are in Canadian dollars, except where otherwise indicated. The following table shows the yearly high and low noon rates, the yearly average noon rates and the year-end noon spot rates for the U.S. dollar for the past five years, each expressed in Canadian dollars, as reported by the Bank of Canada.

	Year Ended
	2004	2003	2002	2001	2000
Yearly High Noon Rate	1.3968	1.5747	1.6132	1.6021	1.5593
Yearly Low Noon Rate	1.1774	1.2924	1.5110	1.4936	1.4341
Yearly Average Noon Rate	1.3016	1.4014	1.5703	1.5484	1.4852
Year-End Noon Rate	1.2036	1.2924	1.5796	1.5926	1.5002	*
*
Year end noon rate for 2000 is as at December 29, 2000.

 On March 7, 2005, the noon rate for the U.S. dollar as reported by the Bank of Canada was US $1.00 = Cdn. $1.2293.

Metric Conversion Table

 The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor
Kilometres	Miles	0.62
Millimetres	Inches	0.04
Gigajoules	Million British thermal units	0.95
Cubic metres*	Cubic feet	35.3
Kilopascals	Pounds per square inch	0.15
Degrees Celsius	Degrees Fahrenheit	to convert to Fahrenheit multiply by 1.8, then add 32 degrees; to convert to Celsius subtract 32 degrees, then divide by 1.8
*
The conversion is based on natural gas at a base pressure of 101.325 kilopascals and at a base temperature of 15 degrees Celsius.

58    TRANSCANADA PIPELINES LIMITED

SCHEDULE "B"

CHARTER OF

THE AUDIT COMMITTEE

PART 1
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

TRANSCANADA PIPELINES LIMITED    59

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

13.   Review of Charter and Evaluation of Committee

  The Committee shall review its Charter annually or otherwise, as it deems appropriate, and if necessary propose changes to the Governance Committee and the Board. The Committee shall annually review the Committee's own performance.

14.   Outside Experts and Advisors

  The Committee, and on behalf of the Committee, the Committee Chair, is authorized when deemed necessary or desirable to retain independent counsel, outside experts and other advisors, at the Company's expense, to advise the Committee independently on any matter.

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

60    TRANSCANADA PIPELINES LIMITED

PART II

Specific Mandate of Committee

16.   Appointment of the Company's External Auditors

  Subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory registration requirements, the Committee shall recommend to the Board the appointment of the external auditors, such appointment to be confirmed by the Company's shareholders at each annual meeting. The Committee shall also recommend to the Board the compensation to be paid to the external auditors for audit services and shall pre-approve the retention of the external auditors for any permitted non-audit service and the fees for such service. The Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Committee.

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

TRANSCANADA PIPELINES LIMITED    61

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

  (k)
  discuss with management the Company's material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

18.   Oversight in Respect of Legal and Regulatory Matters

  (a)
  review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies;

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

  (f)
  bi-annually review officers' expenses and aircraft usage reports;

62    TRANSCANADA PIPELINES LIMITED

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

  (i)
  ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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

TRANSCANADA PIPELINES LIMITED    63

    delegated to pre-approve an activity shall be presented to the Committee at its first scheduled meeting following such pre-approval;

  (d)
  if the Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

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

  (d)
  annually review and assess the adequacy of the Company's public disclosure policy;

  (e)
  review and approve the Company's hiring policies for employees or former employees of the external auditors (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company's audit as an employee of the external auditors' during the preceding one-year period) and monitor the Company's adherence to the policy;

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

  (d)
  receive, review and report to the Board on the actuarial valuation and funding requirements for the Company's pension plans;

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

  (c)
  review and approve guidelines for the Company's hiring of employees or former employees of the external auditors who were engaged on the Company's account;

25.   Oversight Function

  While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles

64    TRANSCANADA PIPELINES LIMITED

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

TRANSCANADA PIPELINES LIMITED    65

Financial Highlights **1** Management's Discussion and Analysis **M-1**
Consolidated Financial Statements **F-1** Notes to Consolidated Financial Statements **F-8**

GAS TRANSMISSION

1. Canadian Mainline
2. Alberta System
3. Gas Transmission Northwest System
4. Foothills System
5. BC System
6. North Baja System
7. Ventures LP
8. Great Lakes
9. TQM
10. Iroquois
11. Portland
12. Northern Border
13. Tuscarora
14. CrossAlta
15. Edson (under development)
16. Mackenzie Gas Pipeline Project (proposed by producers)
17. Alaska Highway Pipeline Project (proposed by TransCanada)
18. Keystone Pipeline (proposed by TransCanada)

wholly-owned
partially-owned
proposed

POWER GENERATION

1. Bear Creek
2. MacKay River
3. Redwater
4. Sundance A PPA
5. Sundance B PPA (50 per cent)
6. Carseland
7. Cancarb
8. Bruce Power (31.6 per cent)
9. OSP
10. BÈcancour (under construction)
11. Cartier Wind (proposed)
12. Grandview
13. USGen (pending acquisition)

TransCanada Power, L.P.
(30.6 per cent)

14. Curtis Palmer
15. ManChief
16. Williams Lake
17. Nipigon
18. Kapuskasing
19. Tunis
20. North Bay
21. Calstock
22. Castleton
23. Mamquam
24. Queen Charlotte

FINANCIAL HIGHLIGHTS

Year ended December 31 (millions of dollars)

	2004	2003	2002	2001	2000
Income Statement
Net income/(loss) applicable to common shares
Continuing operations	978	801	747	686	628
Discontinued operations	52	50	—	(67)	61

	1,030	851	747	619	689

Cash Flow Statement
Funds generated from continuing operations	1,672	1,810	1,827	1,624	1,495
Capital expenditures and acquisitions	1,992	961	827	1,077	1,135
Balance Sheet
Total assets	22,129	20,698	20,172	20,141	24,924
Long-term debt	9,713	9,465	8,815	9,347	9,928
Common shareholders' equity	6,484	6,044	5,747	5,426	5,211

CONSOLIDATED FINANCIAL REVIEW

 The Management's Discussion and Analysis dated March 1, 2005 should be read in conjunction with the audited consolidated financial statements of TransCanada PipeLines Limited (TCPL or the company) and the notes thereto for the year ended December 31, 2004. Amounts are stated in Canadian dollars unless otherwise indicated.

HIGHLIGHTS

 Net Income    In 2004, net income applicable to common shares was $1.03 billion compared to $851 million in 2003.

 Net Earnings    In 2004, TCPL's net income applicable to common shares from continuing operations (net earnings) increased $177 million to $978 million compared to $801 million in 2003.

 Investing Activities    In 2004, TCPL invested more than $2.6 billion (including assumed debt) in the Gas Transmission and Power businesses. Approximately $2.1 billion was invested in the acquisition of the Gas Transmission Northwest System and the North Baja System (collectively GTN).

 Balance Sheet    In 2004, TCPL's shareholders' equity increased by approximately $0.4 billion.

CONSOLIDATED RESULTS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

	2004	2003	2002
Net Income Applicable to Common Shares
Continuing operations*	978	801	747
Discontinued operations	52	50	—

	1,030	851	747

SEGMENT RESULTS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

	2004	2003	2002
Gas Transmission	586	622	653
Power	396	220	146
Corporate	(4)	(41)	(52)

Continuing operations*	978	801	747
Discontinued operations	52	50	—

Net Income Applicable to Common Shares	1,030	851	747

*    Net earnings.

 Net income applicable to common shares for the year ended December 31, 2004 was $1.030 billion compared to $851 million for 2003. This includes net income from discontinued operations of $52 million in 2004 and $50 million in 2003, reflecting income recognized on the initially deferred gains relating to the disposition in 2001 of the company's Gas Marketing business. Net income applicable to common shares in 2002 was $747 million.

 TCPL's net earnings for the year ended December 31, 2004 were $978 million compared to $801 million in 2003 and $747 million in 2002. The increase of $177 million in 2004 compared to 2003 was primarily due to significantly higher net earnings from the Power business. In addition, lower net earnings from the Gas Transmission business were offset by reduced net expenses in the Corporate segment.

 Net earnings from the Power business increased $176 million in 2004 compared to 2003 primarily due to the realization in 2004 of a gain of $15 million after tax ($25 million pre tax) on the sale of the ManChief and Curtis Palmer power plants to TransCanada Power, L.P. (Power LP) and the recognition of $172 million of dilution and other gains resulting from a reduction in TCPL's ownership interest in Power LP and the removal of Power LP's obligation, in 2017, to redeem units not owned by TCPL. TCPL was previously required to fund this redemption, therefore, the removal of Power LP's obligation eliminates this requirement.

 Excluding the above-mentioned $187 million of combined gains included in net earnings related to Power LP and the recognition in 2003 of a $19 million after-tax settlement with a former counterparty, Power's net earnings in 2004 were $8 million higher than in 2003. Higher equity income from TCPL's investment in Bruce Power L.P. (Bruce Power), acquired in February 2003, was partially offset by lower contributions from Eastern Operations and TCPL's investment in Power LP.

 The decrease in net earnings of $36 million in the Gas Transmission business in 2004 compared to 2003 were primarily due to a decline in the Alberta System's and Canadian Mainline's net earnings. The Alberta System's net earnings in 2004 reflect the impacts of the Alberta Energy and Utilities Board (EUB) decisions in 2004 on Phase I of the General Rate Application (GRA) and Generic Cost of Capital (GCOC). The decline in the Canadian Mainline's net earnings was primarily as a result of a lower rate of return on common equity (ROE) as determined by the generic ROE formula set by the National Energy Board (NEB) and a lower average investment base. These decreases were partially offset by net earnings from GTN, which TCPL acquired on November 1, 2004, higher earnings from CrossAlta Gas Storage & Services Ltd. (CrossAlta) and TransCanada Pipeline Ventures Limited Partnership (Ventures LP), and a $7 million gain on sale of the company's equity interest in the Millennium Pipeline project (Millennium). The 2003 results included TCPL's $11 million share of a positive future income tax benefit adjustment recognized by TransGas de Occidente S.A. (TransGas).

 The decrease in net expenses of $37 million in the Corporate segment in 2004 was primarily due to the positive impacts of income tax and foreign exchange related items throughout 2004 and the release in 2004 of previously established restructuring provisions.

 The increase of $54 million in 2003 net earnings compared to 2002 was mainly due to higher net earnings from the Power business and reduced net expenses in the Corporate segment, partially offset by lower net earnings from the Gas Transmission business. Net earnings from the Power business in 2003 included equity income of $73 million after tax from TCPL's investment in Bruce Power and a $19 million after-tax settlement with a former counterparty. The reduction in net earnings in the Gas Transmission business in 2003 compared to 2002 reflects a decline in the Canadian Mainline and the Alberta System's net earnings. The 2002 results included TCPL's $7 million share of a favourable ruling for Great Lakes Gas Transmission Limited Partnership related to Minnesota use tax paid in prior years.

 Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TCPL were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the years ended December 31, 2004 and 2003 include the accounts of TCPL, the consolidated accounts of all subsidiaries, and TCPL's proportionate share of the accounts of the company's joint venture investments.

TCPL OVERVIEW

 TCPL is a leading North American energy company focused on natural gas transmission and power generation and marketing opportunities in regions where it enjoys significant competitive advantages. Natural gas transmission and power are complementary businesses for TCPL. They are driven by similar supply and demand fundamentals, they are both capital intensive businesses, and use similar technology and operating practices. They are businesses with significant long-term growth prospects.

 North American natural gas demand is growing and that demand is mainly driven by the demand for electricity. Experts predict that demand for electricity will increase at an average annual rate of approximately two per cent over the next ten years primarily due to a growing population and an increase in gross domestic product. A large part of that demand growth is expected to be met through higher utilization of new gas-fired generating plants that were built as part of the massive capacity additions that occurred in many North American markets over the last five years.

 Coal-fired plants are still the largest source of electric power in North America and coal reserves are significant. Nuclear facilities have also played a significant role in supplying North America with power in the past and new nuclear capacity will likely come on stream over time.

 However, the long lead times required to complete new coal and nuclear projects, the associated environmental and public relations issues, the high capital costs and the difficulty in locating these plants near load centres may impede the development and completion of new coal or nuclear generation over the next five to ten years. As a result, North America is expected to continue to rely on natural gas-fired generation to satisfy its growing electricity needs in the near term. This is expected to lead to a significant increase in natural gas consumption. Overall, North American natural gas demand is expected to grow to 85 billion cubic feet per day (Bcf/d) by 2015, an increase of 15 Bcf/d when compared to 2004. New natural gas-fired power generation is expected to account for approximately 10 Bcf/d of that growth.

 While growing demand will provide a number of opportunities, the natural gas industry also faces a number of challenges. North America has entered a period when it will no longer be able to rely solely on traditional sources of natural gas supply to meet its growing needs. Current high natural gas prices are clear evidence that North America is in a period of transition and significant change. Natural gas supply is tight and this is likely to continue until major investments are made in the infrastructure required to bring new supply to market. Looking forward, production from North America's traditional basins is expected to remain flat over the next decade. An increase in production in the United States Rockies will likely only offset declines in other basins, including the Gulf of Mexico. This outlook for traditional basins means that northern gas and offshore liquefied natural gas (LNG) will be required to fill the shortfall between supply and demand.

 TCPL is well positioned in North America to serve growing power generation demand in the near term and to bring new natural gas supply to market in the medium to longer term.

TCPL'S STRATEGY

 TCPL's strong position in North America is the direct result of successfully executing its corporate strategy which was first adopted five years ago. While the plan has evolved over time in response to actual and anticipated changes in the business environment, it fundamentally remains the same. Today, TCPL's corporate strategy consists of the following five components:

  •
  Grow the North American Gas Transmission business.
  •
  Maximize the long-term value of the Canadian wholly-owned Gas Transmission business.
  •
  Grow the North American Power business.
  •
  Drive for operational excellence.
  •
  Maximize the corporate strength and value of TCPL.

GAS TRANSMISSION

 TCPL's natural gas transmission assets link the Western Canada Sedimentary Basin (WCSB) with premium North American markets. With more than 41,000 kilometres (km) of pipeline, the company's network of wholly-owned pipeline assets is one of the largest in North America.

 In 2004, the wholly-owned Alberta System gathered 64 per cent of the natural gas produced in Western Canada or 16 per cent of total North American production. TCPL exports gas from the WCSB to Eastern Canada and the U.S. West, Midwest and Northeast through four wholly-owned systems — the Canadian Mainline, the Gas Transmission Northwest System, the Foothills System and the BC System — and six partially-owned systems — Trans Québec & Maritimes System (TQM), Great Lakes Gas Transmission System (Great Lakes), Iroquois Gas Transmission System (Iroquois), Portland Natural Gas Transmission System (Portland), Northern Border Pipeline (Northern Border) and Tuscarora Gas Transmission System (Tuscarora). The company's strategy in Gas Transmission is focused on both growing its North American natural gas transmission network and maximizing the long-term value of its Canadian wholly-owned pipelines. In order to grow the Gas Transmission business, TCPL is focusing its efforts on expanding and extending its existing systems to connect new supply to growing markets, increasing its ownership in partially-owned entities, acquiring other pipelines that provide it with a significant regional presence and in the long term, connecting new sources of supply in the form of northern gas and LNG.

 The company's ability to successfully execute its strategy has been and continues to be directly related to the core competencies that have been developed in Gas Transmission.

 Over the past 50 years, TCPL has developed significant expertise in large-diameter, cold-weather natural gas pipeline design, construction, operation and maintenance. It has also developed significant expertise in the design, optimization and operation of large gas turbine compressor stations. Today, TCPL operates one of the largest, most sophisticated, remote-controlled pipeline networks in the world with a solid reputation for safety and reliability. TCPL also has strong project development and management skills and is committed as an organization to the highest levels of operational excellence. The company's strong financial position allows it to build large-scale infrastructure and act quickly on quality opportunities as they arise.

 Significant milestones were achieved in the Gas Transmission business in 2004. The acquisition of GTN is a prime example. The Gas Transmission Northwest System consists of 2,174 km of pipeline extending from Kingsgate, British Columbia on the B.C./Idaho border to Malin, Oregon on the Oregon/California border. It interconnects with the BC System and Foothills System and transports WCSB natural gas to growing markets in the Pacific Northwest, California and Nevada. The North Baja System is a 128 km system that extends from Ehrenberg, Arizona to a point near Ogilby, California on the California/Mexico border. In the future, this line could be modified at relatively low cost to allow natural gas to flow from LNG terminals in Baja, Mexico to markets in the U.S.

 Looking north, TCPL has secured a position in the Mackenzie Gas Pipeline Project and, in Alaska, it has assembled significant legal, technical and environmental information. Foothills Pipe Lines Ltd. (Foothills) was granted certificates for the Canadian portion of the Alaska Highway Pipeline Project over 25 years ago. Certificates of Public Convenience and Necessity were granted to Foothills under the Northern Pipeline Act of Canada (NPA). Foothills holds the priority right to build, own and operate the first pipeline through Canada for the transportation of Alaskan gas. This right was granted under the NPA, following a lengthy competitive hearing before the NEB in the late 1970's, which resulted in a decision in favour of Foothills. The NPA creates a single window regulatory regime that is uniquely available to Foothills. It has been used by Foothills to construct the facilities in Alberta which constitute a prebuild for the Alaska Highway Pipeline Project, and to expand those facilities five times, the latest of which was in 1998. Continued development under the NPA should ensure the earliest in-service date for the project.

 During 2004, to continue to move the Alaska Highway Pipeline Project forward, the company filed an application under the State of Alaska's Stranded Gas Development Act, which is the State's vehicle for dealing with fiscal concessions and other matters related to this project. TCPL's application is one of three applications currently before the State. As well, TCPL requested the State to resume processing its long-pending application for a right-of-way lease on State lands. TCPL holds the complementary rights-of-way on federal lands in Alaska. In addition, the company continued discussions with a number of parties, including Alaska North Slope producers, the State of Alaska, the government of Canada and key players in the North American natural gas market.

 If the Mackenzie Gas Pipeline Project and the Alaska Highway Pipeline Project are constructed and connected to TCPL's existing infrastructure, they would represent additional growth opportunities for TCPL and enhance the long-term viability of the company's existing Gas Transmission business, especially the Canadian wholly-owned pipelines.

 In 2004, TCPL also took steps to advance a number of LNG projects. TCPL is of the view that LNG will play a significant role in meeting growing North American gas demand. Based on North American natural gas prices, the company believes that Eastern Canada and the Northeast U.S., where natural gas sells at a premium, are logical locations to import LNG. TCPL is currently assessing a number of long-term opportunities in these regions including the Cacouna Energy Project in Québec and the Broadwater Energy Project in New York. In general, LNG projects may experience siting challenges.

 TCPL's focus on these projects is on the regasification terminal and related pipeline infrastructure that complements and supports the company's existing pipeline investments.

 The company's initiatives in the natural gas storage business are a logical extension of its Gas Transmission business. TCPL believes Alberta-based natural gas storage will continue to serve market needs and could play an important role should northern gas be connected to North American markets. In January 2005, TCPL announced plans to develop a natural gas storage facility near Edson, Alberta. The Edson facility will have a capacity of approximately 50 Bcf and connect to TCPL's Alberta System. In addition, in 2004, the company secured a long-term contract with a third party for existing Alberta-based natural gas storage capacity, ramping up from approximately 20 Bcf in 2005 to 30 Bcf in 2006 and to 40 Bcf in 2007. These initiatives, combined with the company's current 60 per cent ownership interest in CrossAlta, position TCPL to become one of the largest natural gas storage providers in Western Canada with 110 Bcf of storage capacity by 2007 which will represent approximately one-third of the natural gas storage capacity available in Alberta.

 In addition to growing the North American Gas Transmission business, the company continues to place a strategic priority on maximizing the long-term value of its Canadian wholly-owned pipelines. Efforts in this area are focused on achieving a fair return on invested capital and streamlining and harmonizing processes and tariff provisions for and among TCPL's regulated pipelines. Further, the company continues to respond to changes in the market by introducing new services to meet customer needs.

 In 2004, TCPL received a number of regulatory decisions from the NEB and the EUB with mixed results. TCPL was generally pleased with the NEB's decision on the 2004 Canadian Mainline Tolls and Tariff Application (2004 Application) Phase I and its decision to approve North Bay Junction (NBJ) as a new receipt and delivery point, which TCPL views as forward steps in ensuring the long-term sustainability of the Canadian Mainline to the benefit of all stakeholders. However, two decisions from the EUB in 2004 related to the Alberta System were disappointing.

 In July 2004, the EUB released its decision in the GCOC proceeding. All Alberta provincially regulated utilities, including the Alberta System, were mandated an ROE of 9.60 per cent for 2004. This generic ROE will be adjusted annually by 75 per cent of the change in long-term Government of Canada bonds from the previous year, consistent with the approach used by the NEB. The EUB also established a deemed common equity of 35 per cent for the Alberta System. This result was significantly less than the applied for ROE of 11 per cent on deemed common equity of 40 per cent, which the company considered to be a fair return.

 In September 2003, TCPL filed Phase I of the 2004 GRA with the EUB, consisting of evidence in support of the applied-for rate base and revenue requirement. In its August 24, 2004 decision, the EUB approved the purchase of the Simmons Pipeline System (Simmons) for approximately $22 million and the costs of firm transportation (FT) service arrangements with the Foothills, Simmons and Ventures LP systems. However, a significant amount of costs were disallowed for recovery, which reduced revenue requirement and rate base.

 In September 2004, TCPL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. In its decision, the EUB disallowed approximately $24 million (pre tax) of operating costs, which included $19 million of applied-for incentive compensation costs. TCPL believes the EUB made errors of law in deciding to deny the inclusion of these compensation-related costs in the revenue requirement. The company believes these are necessary costs that it reasonably and prudently incurs for the safe, reliable and efficient operation of the Alberta System. At the request of TCPL, the Alberta Court of Appeal adjourned the appeal for an indefinite period of time while TCPL considers the merits of a review and variance application to the EUB in respect of 2004 costs. On February 24, 2005, TCPL advised the EUB that an agreement in principle had been reached with negotiating parties on a revenue requirement settlement for the period January 1, 2005 to December 31, 2007. The agreement is subject to formal approval by participating parties, and ultimately by the EUB.

 In 2004, TCPL applied for an allowed return for the Canadian Mainline based on the NEB's ROE formula on a 40 per cent deemed common equity. An NEB decision is expected in second quarter 2005.

 On February 14, 2005, TCPL announced it had reached a settlement with its Canadian Mainline shippers regarding 2005 tolls. This settlement establishes operating, maintenance and administration (OM&A) costs for 2005 at $169.5 million, which is comparable to the 2004 level. Any variance between actual OM&A costs in 2005 and those agreed to in the settlement will accrue to TCPL. All other cost elements of the 2005 revenue requirement will be treated on a flow through basis. Further, the 2005 ROE for the Canadian Mainline will be 9.46 per cent as determined under the NEB formula, and the common equity component of the Canadian Mainline's capital structure for 2005 shall be based on the NEB's decision in the recently concluded hearing on the Canadian Mainline's cost of capital for 2004, subject to the outcome of any review applications or appeals.

 In February 2005, TCPL announced that it is proposing a US$1.7 billion oil pipeline project to transport approximately 400,000 barrels per day of heavy crude oil from Alberta to Illinois. The proposed Keystone Pipeline (Keystone) would be approximately 3,000 km in length. In addition to new pipeline construction, Keystone would require the conversion of approximately 1,240 km of one of the lines in TCPL's existing multi-line natural gas pipeline systems in Alberta, Saskatchewan and Manitoba.

 TCPL will continue to meet with oil producers, refiners and industry groups, including the Canadian Association of Petroleum Producers, to gauge additional interest and support for Keystone. Preliminary discussions have begun with stakeholders, including communities, government representatives and landowners along the proposed route. TCPL will proceed with the necessary regulatory applications when sufficient support for this project from oil producers and shippers is obtained.

 TCPL will require various regulatory approvals from Canadian and U.S. agencies before construction can begin. Input from all stakeholders will be received through the regulatory process and an extensive public consultation process.

 TCPL is in the business of connecting energy supplies to markets and it views this opportunity as another way of providing a valuable service to its customers. Converting one of the company's natural gas pipeline assets for oil transportation is an innovative, cost-competitive way to meet the need for pipeline expansions to accommodate anticipated growth in Canadian crude oil production during the next decade.

POWER

 TCPL has built a substantial power business over the last ten years. Currently, the power plants and power supply that TCPL owns, operates and/or controls, including those under construction or in development, in the aggregate, represent approximately 5,700 megawatts (MW) of power generation capacity in Canada and the U.S. The company's physical assets are concentrated in two main regions — one in the west, the other in the east. The western business is focused in Alberta where TCPL is one of the largest providers of wholesale power in the province. Assets include five gas-fired cogeneration plants and power purchase arrangements (PPAs) at the Sundance A and B coal-fired plants. In the east, the focus has been on the Ontario, Québec, New England and New York markets. The company started with a minority interest in Ocean State Power (OSP), a 560 MW gas-fired plant in Rhode Island. In Ontario, TCPL began by developing three natural gas-fired plants adjacent to compressor stations along the Canadian Mainline. Today, through its investments, TCPL is the largest private sector generator in Ontario.

 TCPL's strategy for growth and value creation in Power has been driven by four main principles.

 First, the company has focused its efforts on acquiring low-cost, base-load generation in markets it knows. PPA entitlements at the Sundance A and B coal-fired plants in Alberta, its investment in Bruce Power and the pending acquisition of USGen New England (USGen) are prime examples of this approach. The company believes that being a low-cost provider and/or having long-term power sales contracts is critical to being successful in the power business.

 Second, TCPL has focused on developing low-risk, greenfield, gas-fired cogeneration projects. Although higher on the cost curve than hydro, nuclear or coal, they are much more efficient than various other forms of generation including combined-cycle gas-fired plants. To reduce the risk associated with these higher cost sources of production, TCPL has focused on selling a significant portion of the output from these plants to strong counterparties under long-term contracts where the buyer also assumes the risk associated with fluctuations in the natural gas price. The Grandview and Bécancour projects are examples of this approach.

 Third, TCPL actively participates in markets that are in transition. The changes that took place in New England and Alberta, and the changes that continue in Ontario, allow the company to capture opportunities that are created as a result of markets in transition.

 Lastly, TCPL has focused its attention on optimizing its existing asset portfolio by running the company's facilities as efficiently and cost-effectively as possible through its drive for operational excellence.

 TCPL's ability to successfully execute its strategy is directly related to the core competencies that it has developed in the power business. Over the years, the company has gained a broad understanding of North American energy markets and a deep understanding of its core markets in Alberta, Ontario, Québec, and the Northeastern U.S. It has been an active participant in deregulated markets. The experience gained in its core markets serves the company well as it pursues opportunities in those and other areas. TCPL uses its ability to structure deals and manage risk which is critical to mitigating volatility and uncertainty for its industrial customers and its shareholders. TCPL's financial position allows it to build large-scale infrastructure and gives it the ability to act quickly on quality opportunities as they arise. The company has strong project development skills and is committed as an organization to operational excellence.

 In 2004, TCPL continued to add to its diverse portfolio of quality power generation assets.

 In addition to the completion of the restart of Unit 3 at Bruce Power and the commissioning of the MacKay River cogeneration plant in 2004, the company also completed construction of the Grandview facility, a 90 MW natural gas-fired cogeneration power plant located in Saint John, New Brunswick. All of the power and heat output from the Grandview plant will be sold to Irving Oil Limited under a 20 year PPA. The company also continued to make progress on the new 550 MW Bécancour natural gas-fired cogeneration plant, which is located near Trois-Rivières, Québec. All of the power output from that plant will be sold under a 20 year PPA to Hydro-Québec Distribution (Hydro-Québec). Final approvals for this project were received in July 2004 and construction has commenced. It is scheduled to be in-service in late 2006.

 In October 2004, TCPL announced that Cartier Wind Energy (Cartier Wind), owned 62 per cent by TCPL, was awarded six projects by Hydro-Québec representing a total of 739.5 MW. Long-term electricity supply contracts were signed with Hydro-Québec on February 25, 2005 for each of the facilities. The six projects are expected to be commissioned between 2006 and 2012 at an estimated total capital cost of more than $1.1 billion.

 In December 2004, TCPL announced it would proceed with the purchase of hydroelectric generation assets with a total generating capacity of 567 MW from USGen for US$505 million. The assets include generating assets on two river systems in New England. The purchase is subject to the sale of the 49 MW Bellows Falls hydroelectric facility to the Vermont Hydroelectric Power Authority (Vermont Hydroelectric), which has exercised its pre-existing option to purchase this plant. This would result in a US$72 million reduction in the purchase price to US$433 million for 518 MW.

 TCPL is well positioned to play a role in helping Ontario meet its future energy needs. The Ontario government has estimated that $25 billion to $40 billion of capital investment will be required to refurbish, rebuild, replace or conserve 25,000 MW of generating capacity by 2020. Bruce Power, 31.6 per cent owned by TCPL, continues to evaluate the feasibility of restarting Units 1 and 2 and talks between Bruce Power and a provincially appointed negotiator regarding the potential restart of the two 750 MW units are ongoing. TCPL also submitted proposals to the Ontario government under its recent request-for-proposal process that seeks up to 2,500 MW of new electricity generation capacity and/or conservation measures. This power is expected to come on-line between 2005 and 2009.

 TCPL, together with its Bruce Power partners, is also evaluating a potential investment in the refurbishment of the 680 MW Point Lepreau nuclear generating station in New Brunswick. Discussions are currently ongoing with New Brunswick Power.

 TCPL expects its Power business to continue to be a key growth driver in the years ahead. The company is committed to growing the Power business through asset acquisitions, selected greenfield developments and further expansions of its existing business and footprint. The goal is to build and establish a diverse portfolio of high quality assets that deliver strong returns to TCPL's shareholders.

OPERATIONAL EXCELLENCE AND "SPIRIT"

 In addition to growing its Gas Transmission and Power businesses, TCPL is committed to an operational excellence business model. Its focus is on being a cost-conscious, reliable and safe operator, providing desired services to its customers in an effective and timely manner. The company's values guide the way business is conducted at TCPL. Within TCPL, these values are commonly referred to as "SPIRIT". They are the principles that direct how the company works and they include — Social responsibility, Passion, Integrity, Results, Innovation and Teamwork. The company's commitment to these values helps ensure it maintains its reputation as one of North America's premier energy companies.

 TCPL has approximately 2,450 employees who through their talent, hard work and results provide the company a strong competitive advantage because of their industry-leading expertise in pipeline and power operations, project management, depth of market and industry knowledge, and financial acumen.

OUTLOOK

 In 2005, TCPL will continue to execute its corporate strategy in a disciplined and focused manner by directing its energies towards long-term growth opportunities that will strengthen its financial performance and create long-term value for shareholders. The company's net earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TCPL to make disciplined investments in its core businesses of Gas Transmission and Power.

 In Gas Transmission, the company will continue to focus its efforts on expanding and extending its existing systems to connect new supply to growing markets, increasing its ownership in partially-owned entities, acquiring other pipelines that provide it with a significant regional presence and connecting new sources of supply in the form of northern gas and LNG. The company will also focus on maximizing the long-term value of its Canadian wholly-owned natural gas pipelines.

 In 2005, there will be a full year's contribution from GTN, which was acquired on November 1, 2004. The company expects lower allowed ROEs and lower average investment bases for both the Canadian Mainline and the Alberta System. The outcome of customer settlement negotiations and regulatory proceedings could have a significant positive or negative impact on earnings from the Gas Transmission segment in 2005.

 In the Power business, the company will continue to focus on acquiring low-cost, base-load generation, developing low-risk greenfield cogeneration projects, capitalizing on opportunities in markets that are in transition and optimizing its existing asset portfolio.

 The potential variability in Bruce Power's earnings caused by changes in prices realized, operating expenses, and plant availability, and the outcome of a fourth arbitration related to the cost of fuel gas for OSP expected by the end of third quarter 2005 could impact earnings in 2005.

 A $1.00 per megawatt hour (MWh) change in the spot price for electricity in Ontario would change TCPL's after-tax equity income from Bruce Power by approximately $5 million. Bruce Power operating expenses are expected to increase in 2005 due to higher outage costs, higher depreciation on the Bruce A units and recent capital programs and higher fuel costs. The average availability in 2005 for Bruce Power is expected to be 85 per cent compared to 82 per cent in 2004.

 In 2004, as a result of a third arbitration process, OSP's cost of fuel gas was substantially increased to a price in excess of market. Should a fourth arbitration decision at OSP, expected in 2005, continue to support a pricing mechanism for fuel gas in excess of market price and if anticipated market conditions do not change substantially, management expects there could be an asset impairment write-down of this facility. The net carrying value of OSP at December 31, 2004 was approximately US$150 million.

 The sale of the Curtis Palmer and ManChief plants in April 2004 results in the loss of earnings from these plants for a full year in 2005. The Grandview cogeneration plant and the proposed acquisition of the USGen assets are expected to have a positive impact on 2005 earnings from the Power segment. In addition, plant availability, fluctuating market prices, weather and regulatory decisions could impact earnings.

 In 2004, income tax and foreign exchange related items and the release of a previously established restructuring provision had a significantly positive impact on the results of the Corporate segment. In 2005, the Corporate segment is expected to incur a more normalized level of net expenses with higher net expenses than in 2004.

GAS TRANSMISSION

HIGHLIGHTS

 Net Earnings Net earnings from Gas Transmission decreased $36 million to $586 million in 2004 compared to $622 million in 2003.

 This decrease is primarily due to a $40 million decrease from the Alberta System and an $18 million decrease from the Canadian Mainline offset by a $14 million increase due to the acquisition of GTN.

 Canadian Mainline The NEB, in its decision on Phase 1 of the 2004 Application, approved virtually all applied-for costs, as well as a new non-renewable firm transportation (FT-NR) service.

 In December, the NEB approved TCPL's application to establish the North Bay Junction as a new receipt and delivery point on the Canadian Mainline.

 Alberta System In July 2004, TCPL received a decision from the EUB on the GCOC proceeding which established an ROE of 9.60 per cent for all Alberta utilities for 2004 and an equity thickness for the Alberta System of 35 per cent.

 The EUB disallowed approximately $24 million pre tax of operating costs associated with the operation of the Alberta System in its decision on Phase I of the 2004 GRA which dealt with revenue requirement and rate base.

 Simmons became part of the Alberta System on October 1, 2004.

 GTN On November 1, 2004, TCPL acquired GTN which is a high-quality, reliable operation that exemplifies the company's growth strategy.

 GTN contributed $14 million of earnings for the two months ended December 31, 2004.

 Other Gas Transmission In 2004, TCPL announced plans to develop two new LNG facilities, one in Cacouna, Québec, and one offshore in the New York State waters of Long Island Sound.

 In June 2004, TCPL filed an application under the Alaska Stranded Gas Development Act and proceeded to process its application with the State of Alaska for a right-of-way across State lands for the Alaska Highway Pipeline Project.

 TCPL continued to fund the Aboriginal Pipeline Group's (APG) participation in the Mackenzie Gas Pipeline Project.

 TCPL entered into arrangements that will increase TCPL's natural gas storage capacity in Alberta commencing in 2005. In January 2005, it announced plans to develop a $200 million natural gas storage project near Edson, Alberta.

GAS TRANSMISSION NET EARNINGS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

	2004	2003	2002
Wholly-Owned Pipelines
Canadian Mainline	272	290	307
Alberta System	150	190	214
GTN[1]	14
Foothills System[2]	22	20	17
BC System	7	6	6

	465	506	544

Other Gas Transmission
Great Lakes	55	52	66
Iroquois	17	18	18
TC PipeLines, LP	16	15	17
Portland[3]	10	11	2
Ventures LP	15	10	7
TQM	8	8	8
CrossAlta	13	6	13
TransGas	11	22	6
Northern Development	(6)	(4)	(6)
General, administrative, support costs and other	(18)	(22)	(22)

	121	116	109

Net earnings	586	622	653
(1)
TCPL acquired GTN on November 1, 2004. Amounts in this table reflect TCPL's 100 per cent ownership interest in GTN's net earnings from the acquisition date.

(2)
The remaining ownership interests in the Foothills System, previously not held by TCPL, were acquired on August 15, 2003. Amounts in this table reflect TCPL's proportionate interest in Foothills' net earnings prior to acquisition and 100 per cent interest thereafter.

(3)
TCPL increased its ownership interest in Portland to 43.4 per cent from 33.3 per cent in September 2003 and to 61.7 per cent from 43.4 per cent in December 2003. Amounts in this table reflect TCPL's proportionate net earnings from Portland.

 In 2004, net earnings from the Gas Transmission business were $586 million compared to $622 million and $653 million in 2003 and 2002, respectively. The decrease in 2004 compared to 2003 was mainly due to lower net earnings from Wholly-Owned Pipelines, partially offset by higher net earnings from Other Gas Transmission. The 2004 decrease in Wholly-Owned Pipelines' net earnings was primarily due to a reduction in the Alberta System's net earnings of $40 million, reflecting the EUB's disallowance of certain operating costs in its decision on Phase I of the 2004 GRA and in its decision in the GCOC proceeding to allow an ROE in 2004 lower than the return implicit in the 2003 revenue requirement settlement with stakeholders. In addition, net earnings on the Canadian Mainline were lower by $18 million in 2004 compared to 2003 due to a decline in both the average investment base and the allowed ROE. The addition of GTN had a positive effect on 2004 net earnings. Higher 2004 net earnings from Other Gas Transmission were primarily due to increased earnings from CrossAlta and Ventures LP and a $7 million gain on sale of Millennium, partially offset by the negative impact of a weaker U.S. dollar.

 The overall decrease of $31 million in 2003 Gas Transmission net earnings compared to 2002 was mainly due to higher incremental earnings in 2002 due to the NEB's Fair Return decision in 2002 and lower investment bases in 2003.

GAS TRANSMISSION — EARNINGS ANALYSIS

 Canadian Mainline The Canadian Mainline is regulated by the NEB. The NEB sets tolls which provide TCPL the opportunity to recover projected costs of transporting natural gas and provide a return on the Canadian Mainline's average investment base. New facilities are approved by the NEB before construction begins. Changes in investment base, the ROE, the level of deemed common equity and the potential for incentive earnings affect the net earnings of the Canadian Mainline.

 The Canadian Mainline generated net earnings of $272 million in 2004, a decrease of $18 million and $35 million, respectively, when compared to 2003 and 2002 earnings. The decrease in net earnings in 2004 from 2003 is primarily due to a decline in average investment base and allowed ROE. The NEB-approved ROE decreased to 9.56 per cent in 2004 from 9.79 per cent in 2003. The reduction in net earnings from $307 million in 2002 to $290 million in 2003 is due to the combined effect of a lower average investment base and recognition of incremental earnings in 2002 as a result of the NEB's June 2002 Fair Return decision in which it increased the deemed common equity ratio to 33 per cent from 30 per cent effective January 1, 2001. This decision resulted in additional net earnings of $16 million for the year ended December 31, 2001, which the company recognized in 2002.

 Alberta System    The Alberta System is regulated by the EUB primarily under the provisions of the Gas Utilities Act (Alberta) (GUA) and the Pipeline Act (Alberta). Under the GUA, its rates, tolls and other charges, and terms and conditions of service are subject to approval by the EUB.

 Net earnings of $150 million in 2004 were $40 million lower than 2003 and $64 million lower than 2002. These decreases were primarily due to the impacts of the EUB decisions in respect of Phase I of the 2004 GRA in August 2004 and on the GCOC proceeding in July 2004. In the 2004 GRA Phase I decision, the EUB disallowed approximately $24 million of operating costs associated with the operation of the pipeline. In addition, the GCOC decision resulted in a lower return on deemed common equity in 2004 compared to the earnings implicit in the 2003 and 2002 negotiated settlements which included fixed revenue requirement components, before non-routine adjustments, of $1.277 billion and $1.347 billion, respectively. Net earnings in 2004 reflect a return of 9.60 per cent on deemed common equity of 35 per cent as approved in the GCOC decision. The negative impact of the two EUB decisions on 2004 net earnings was partially offset by lower operating costs.

 GTN GTN is regulated by the U.S. Federal Energy Regulatory Commission (FERC), which has authority to regulate rates for natural gas transportation in interstate commerce. Both the Gas Transmission Northwest System and the North Baja System operate under fixed rate models, under which maximum and minimum rates for various service types have been ordered by the FERC and under which GTN is permitted to discount or negotiate rates on a non-discriminatory basis. The Gas Transmission Northwest System's last filed rate case was in 1994 and it was settled and approved by the FERC in 1996. The North Baja System's rates were established in the FERC's initial order in 2002 certifying construction and operation of the system. The net earnings of GTN are impacted by variations in volumes delivered under the various service types that are provided, as well as by variations in the costs of providing transportation service. Net earnings were $14 million for the two months ended December 31, 2004.

 Other Gas Transmission TCPL's direct and indirect investments in various natural gas pipelines and gas transmission related businesses are included in Other Gas Transmission. It also includes project development activities related to TCPL's pursuit of new pipeline and natural gas transmission related opportunities throughout North America, including northern gas and LNG.

 TCPL's net earnings from Other Gas Transmission in 2004 were $121 million compared to $116 million and $109 million in 2003 and 2002, respectively. The increased net earnings of $5 million in 2004 compared to 2003 were due to higher earnings from CrossAlta, reflecting favourable natural gas storage market conditions in Alberta, higher earnings from Ventures LP as a result of an expansion that was completed in 2003 and higher earnings from Great Lakes as a result of successful marketing of short-term services. In addition, a $7 million gain was recorded on the sale of the company's equity interest in Millennium in 2004. These increases were partially offset by the impact of a weaker U.S. dollar and higher general, administrative and support costs. Earnings for 2003 also included a positive $11 million tax adjustment for TransGas.

GAS TRANSMISSION — OPPORTUNITIES AND DEVELOPMENTS

 GTN Acquisition TCPL acquired GTN on November 1, 2004 for approximately US$1.2 billion, excluding assumed debt of approximately US$0.5 billion. The acquisition of GTN complements TCPL's long-term commitment to serve the Pacific Northwest and California markets, which the company has advanced over the past few years with its 2002 West Path expansion and the purchase of the remaining interests in Foothills in 2003 that it previously did not own. GTN consists of two interstate pipeline systems: the Gas Transmission Northwest System, a 2,174 km pipeline extending from Kingsgate, B.C. on the B.C./Idaho border to Malin, Oregon on the Oregon/California border; and the North Baja System, a 128 km system that extends from Ehrenberg, Arizona to a point near Ogilby, California on the California/Mexico border. The North Baja System is well positioned to provide natural gas transportation services from LNG regasification terminals currently planned to be constructed on the coast of northern Baja California, Mexico.

 Simmons Acquisition In October 2004, TCPL acquired Simmons for approximately $22 million. The assets include 380 km of pipeline and metering facilities and four compressor units located in northern Alberta. The system has a capacity of approximately 185 MMcf/d. Simmons delivers natural gas to the Fort McMurray area from several connecting receipt points within the Alberta System, along with production connected directly to the pipeline. Continued development of oil sands resources is expected to increase the demand for natural gas in the Fort McMurray area, as oil sands production requires natural gas supply for hydrogen feedstock, power generation and fuel.

 Iroquois In February 2004, the Iroquois pipeline began commercial operation of its Eastchester expansion. The expansion was the first major natural gas transmission pipeline to be built into New York City in approximately 40 years. In January 2004, Iroquois filed a rate application with the FERC to establish rates for the Eastchester expansion. Iroquois received approval from the FERC in October 2004 of its comprehensive settlement agreement, which implements an eight year rate moratorium for Eastchester. In addition to settling the Eastchester recourse rates, Iroquois also entered into negotiated rate agreements with all of the initial shippers on the Eastchester project.

 Portland    In August 2004, Portland initiated a restructuring plan whereby all of its operating and administrative functions would be performed by TCPL pursuant to service agreements. The transition of duties was completed by December 2004.

 Supply    In 2004, primary supply growth within the WCSB came from northeastern B.C. and the west central foothills area of Alberta. TCPL attracted incremental volumes from the Sierra discovery in B.C. through the new Ekwan receipt connection and incremental supply from the emerging Cutbank Ridge discovery in B.C. In Alberta, TCPL saw increased incremental volumes from the central foothills area as well as unconventional production from coalbed methane (CBM), primarily from Horseshoe Canyon coal located in the central Alberta area between Edmonton and Calgary.

 TCPL continues to pursue the most cost effective and timely connection of these volumes, which allows TCPL's customers to take advantage of continued premium gas price environments. TCPL will continue to grow by seeking new opportunities to connect additional gas supplies.

 Western Markets    TCPL continues to pursue growth opportunities within existing and new natural gas markets. In 2004, TCPL further executed its strategy to provide cost effective incremental delivery service into the growing Fort McMurray, Alberta market. The acquisition of Simmons was approved by the EUB and the costs of acquiring these assets were added to the Alberta System rate base. The Alberta System's new arrangement for transportation service with Ventures LP was also approved and this service commenced on October 1, 2004.

 TCPL has also negotiated an arrangement with Husky Oil for transportation service on the Kearl Lake Pipeline that will provide the Alberta System an additional 110 MMcf/d delivery capacity. The fast growing production from oil-sands supply in Fort McMurray has also driven expansion in the refining sector of east Edmonton. As a result, TCPL has negotiated an arrangement for transportation service with ATCO Pipelines (ATCO) that will allow TCPL to provide incremental delivery service into the industrial market east of Edmonton. Both the Husky Kearl Lake and ATCO transportation service arrangements are included in the 2005 GRA.

 Eastern Markets    Demand for natural gas continues to be strong in Eastern Canada and Northeast U.S. markets as reflected by the response to several open seasons held on TCPL's Canadian Mainline. Power generation continues to be the primary driver for incremental natural gas demand in these markets. Ontario and Québec markets continue to develop power projects that require significant incremental natural gas volumes.

 Customer behaviour continues to reinforce contract repositioning from long haul to short haul transportation and TCPL seeks to address these market needs. To that end, TCPL proposed a new contracting point near North Bay, Ontario to provide customers with additional flexibility. The NEB approval of the NBJ Application in 2004 means the market now has an additional short haul contracting option available.

 Northern Development    In 2004, TCPL continued to pursue pipeline opportunities to move both Mackenzie Delta and Alaska North Slope natural gas to markets throughout North America.

 TCPL, the Mackenzie Delta gas producers and the APG reached funding and participation agreements in June 2003 that secured a role for TCPL in the proposed Mackenzie Gas Pipeline Project and the APG to become an equity participant. This project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would connect with the Alberta System. TCPL has agreed to finance the APG for its one-third share of project development costs. This share is currently expected to be approximately $90 million. The loan will be repaid from the APG's share of available future pipeline revenues. TCPL funded $26 million of this loan in 2004, for a total of $60 million to December 31, 2004. The ability to recover this investment is dependent upon the outcome of the project. Under the terms of the agreement, TCPL gains an immediate opportunity to acquire up to five per cent equity ownership of the pipeline at the time of construction. In addition, TCPL also gains certain rights of first refusal to acquire 50 per cent of any divestitures of existing partners and an entitlement to obtain a one-third interest in all expansion opportunities once the APG reaches a one-third share, with the producers and the APG sharing the balance.

 In October 2004, Imperial Oil Resources applied for the main regulatory approvals for the Mackenzie Gas Pipeline Project. These were submitted to the boards, panels and agencies responsible for assessing and regulating energy developments in the Northwest Territories. These filings mark a significant milestone in the project definition phase.

TCPL will continue to support the project through its position established under the various project agreements and to facilitate the interconnection of Mackenzie Delta natural gas into the Alberta System.

 In 2004, TCPL continued its discussions with Alaska North Slope producers and the State of Alaska relating to the Alaskan portion of the Alaska Highway Pipeline Project. In June 2004, TCPL filed an application under the State of Alaska's Stranded Gas Development Act and requested the State resume processing of its long-pending application for a right-of-way lease across State lands. Once the right-of-way lease application is approved, TCPL is prepared to convey the lease to another entity if that entity is willing to connect with TCPL's pipeline system. The lease conveyance would require an interconnection agreement with TCPL at the Yukon/Alaska border. TCPL's application is one of three applications currently before the State.

 Foothills holds the priority right to build, own and operate the first pipeline through Canada for the transportation of Alaskan gas. This right was granted under the NPA, following a lengthy competitive hearing before the NEB in the late 1970's, which resulted in a decision in favour of Foothills. The NPA creates a single window regulatory regime that is uniquely available to Foothills. It has been used by Foothills to construct the facilities in Alberta which constitute a prebuild for the Alaska Highway Pipeline Project, and to expand those facilities five times, the latest of which was in 1998. Continued development under the NPA should ensure the earliest in-service date for the project.

 LNG    In September 2004, TCPL and Petro-Canada signed a Memorandum of Understanding to develop an LNG facility, Cacouna Energy, in Cacouna, Québec. TCPL and Petro-Canada will each own 50 per cent of the facility and TCPL will operate the facility, while Petro-Canada will contract for all of the capacity and supply the LNG. The proposed facility would be capable of receiving, storing and regasifying imported LNG with an average annual send-out capacity of approximately 500 MMcf/d of natural gas. The estimated cost of construction is $660 million. Construction of the facility is subject to regulatory approval from federal, provincial and municipal governments which is expected to take approximately two years. If approval is received, the facility is expected to be in-service towards the end of this decade.

 In November 2004, TCPL and Shell US Gas & Power LLC (Shell) announced plans to jointly develop an offshore LNG regasification terminal, Broadwater Energy, in the New York State waters of Long Island Sound. The proposed floating storage and regasification unit would be located approximately 15 km off the Long Island coast and 18 km off the Connecticut coast. The proposed terminal would be capable of receiving, storing and regasifying imported LNG with an average send-out capacity of approximately one Bcf/d of natural gas. Broadwater Energy LLC, an entity which will be owned 50 per cent by TCPL, will own and operate the facility, while Shell will contract for all of the capacity and supply the LNG. The estimated cost of construction is expected to be approximately US$700 million. Construction of the facility is subject to regulatory approval from U.S. federal and state governments. The regulatory approval process is expected to take approximately two to three years. TCPL and Shell have filed a request with the FERC to initiate a six to nine month public review of the Broadwater proposal. Provided the necessary approvals are received, it is expected the facility will be in-service in late 2010.

 In a referendum held in March 2004, the residents of Harpswell, Maine voted against leasing a town-owned site to build the Fairwinds LNG regasification facility. As a result, TCPL and its partner, ConocoPhillips Company, have suspended further work on this LNG project.

 Natural Gas Storage    In September 2004, TCPL entered into long-term arrangements, commencing in second quarter 2005, for approximately 20 Bcf of additional natural gas storage capacity in Alberta. The capacity under contract increases to approximately 30 Bcf in 2006 and approximately 40 Bcf in 2007.

 In January 2005, TCPL announced that it is developing a $200 million natural gas storage project near Edson, Alberta. The Edson facility will have a capacity of approximately 50 Bcf and will connect to TCPL's Alberta System. Storage capacity is expected to be available from the Edson facility commencing in second quarter 2006, on a phased-in basis.

 These developments, combined with the company's investment in the CrossAlta natural gas storage facility, position TCPL to become one of the largest natural gas storage providers in Western Canada. Upon completion of the Edson facility, TCPL will own or control more than 110 Bcf, or approximately one-third, of the storage capacity in Alberta at that time. Current market fundamentals for natural gas storage are strong. The imbalance in North American natural gas supply and demand has created natural gas price volatility, resulting in demand for storage service. TCPL believes

Alberta-based storage will continue to serve market needs and could play an even more important role when northern gas is connected to North American markets.

 Oil Pipeline    In February 2005, TCPL announced that it is proposing a US$1.7 billion oil pipeline project to transport approximately 400,000 barrels per day of heavy crude oil from Alberta to Illinois. The proposed Keystone project would be approximately 3,000 km in length. In addition to new pipeline construction, it would require the conversion of approximately 1,240 km of one of the lines in TCPL's existing multi-line natural gas pipeline systems in Alberta, Saskatchewan and Manitoba.

 TCPL will continue to meet with oil producers, refiners and industry groups, including the Canadian Association of Petroleum Producers, to gauge additional interest and support for Keystone. Preliminary discussions have begun with stakeholders, including communities, government representatives and landowners along the proposed route. When sufficient support for this project from oil producers and shippers is obtained, TCPL will proceed with the necessary regulatory applications. TCPL will require various regulatory approvals from Canadian and U.S. agencies before construction can begin.

 TCPL is in the business of connecting energy supplies to markets and it views this opportunity as another way of providing a valuable service to its customers. Converting one of the company's natural gas pipeline assets for oil transportation is an innovative, cost-competitive way to meet the need for pipeline expansions to accommodate anticipated growth in Canadian crude oil production during the next decade.

GAS TRANSMISSION — REGULATORY DEVELOPMENTS

 In 2004, TCPL's principal regulatory activities included the appeal to the Federal Court of Appeal (FCA) of the NEB's February 2003 decision on TCPL's September 2002 application to review and vary its decision on the fair return for the Canadian Mainline in 2001 and 2002 issued in June 2002; the EUB's GCOC proceeding; the 2004 Application; Phase I and II of the Alberta System's 2004 GRA; and the NBJ proceeding. TCPL also filed the Alberta System's 2005 GRA-Phase I application. On February 24, 2005, TCPL advised the EUB that it had reached an agreement in principle for the Alberta System with negotiating parties and requested a suspension of the established regulatory timetable for adjudication of the 2005 GRA pending its finalization of the contemplated settlement agreement. On February 25, 2005, the EUB granted this request. In February 2005, TCPL reached a settlement with its Canadian Mainline shippers regarding 2005 tolls.

CANADIAN MAINLINE

 In February 2003, the NEB denied TCPL's September 2002 request for a Review and Variance of the Fair Return decision. TCPL maintained that the Fair Return decision issued in June 2002 did not recognize the long-term business risks of the Canadian Mainline, which led to an appeal of this decision with the FCA. In May 2003, the FCA granted TCPL leave to appeal the NEB's February 2003 decision. In April 2004, the FCA dismissed TCPL's appeal of the NEB's Fair Return Review and Variance decision, while endorsing TCPL's view of the law relating to the determination of a fair return by the NEB.

 In September 2003, TCPL filed an application to define a new receipt and delivery point near NBJ to better satisfy market requirements. A December 2004 NEB decision approved NBJ as a new contracting point.

 In January 2004, TCPL filed its 2004 Application with the NEB, which included a request for approval of an 11 per cent ROE on deemed common equity of 40 per cent. Given the then pending appeal to the FCA on return issues, the NEB decided to hear the application in a two-phase proceeding, with all matters except cost of capital to be considered in the first phase. In its Phase I decision issued in September 2004, the NEB approved virtually all applied-for costs and the new FT-NR. Upon receipt of the FCA's decision dismissing TCPL's appeal in April 2004, TCPL amended its application to an ROE of 9.56 per cent, as determined under the NEB's generic ROE formula, on deemed common equity of 40 per cent. The NEB proceeded to consider cost of capital in the second phase of the proceeding which commenced in November 2004 and continued into 2005. A decision is expected in second quarter 2005.

 In November 2004, the Canadian Association of Petroleum Producers (CAPP) filed an application with the NEB to review and vary its Phase I decision with respect to approving tolls for FT-NR to be determined on a biddable basis, allowing TCPL to include all forecast long-term incentive compensation costs in its 2004 cost of service and allowing TCPL to recover, through tolls, certain regulatory and legal costs relating to review and appeal proceedings.

 On February 18, 2005, having considered whether there was a doubt as to the correctness of its decision on these matters, the NEB decided to review its decision on the toll to be charged for FT-NR service. It also decided not to review its decision on the inclusion of the disputed regulatory and legal costs in tolls. At CAPP's request, the NEB deferred its consideration of a review on its decision regarding long-term incentive compensation costs. As a next step, the NEB will consider the merits of confirming, amending or overturning its decision on the FT-NR toll.

 On February 14, 2005, TCPL announced it had reached a settlement with its Canadian Mainline shippers regarding 2005 tolls. This settlement establishes OM&A costs for 2005 at $169.5 million, which is comparable to the 2004 level. Any variance between actual OM&A costs in 2005 and those agreed to in the settlement will accrue to TCPL. All other cost elements of the 2005 revenue requirement will be treated on a flow through basis. Further, the 2005 ROE for the Canadian Mainline will be 9.46 per cent as determined under the NEB's generic ROE formula, and the common equity component of the Canadian Mainline's capital structure in 2005 shall be based on the NEB's decision in the recently concluded hearing on the Canadian Mainline's cost of capital for 2004, subject to the outcome of any review applications or appeals.

ALBERTA SYSTEM

 In July 2003, TCPL, along with other utilities, filed evidence in the EUB's GCOC Proceeding. In this application, TCPL requested a return of 11 per cent on a deemed common equity of 40 per cent for the Alberta System in 2004. In July 2004, the EUB released its decision on the GCOC Proceeding. In its GCOC decision, the EUB set a generic ROE of 9.60 per cent for all Alberta utilities for 2004 and an equity thickness for the Alberta System of 35 per cent. The EUB decided that the generic ROE in future years will be adjusted by 75 per cent of the change in long-term Canada bonds, consistent with the approach used by the NEB. The EUB also indicated that a review of its ROE adjustment mechanism would not occur prior to 2009, unless the ROE resulting from the application of the ROE formula is less than 7.6 per cent or greater than 11.6 per cent. As for changes in capital structure, the EUB expects changes would only be pursued if there is a material change in investment risk.

 In August 2004, TCPL received the EUB's decision on Phase I of the 2004 GRA which consisted of evidence in support of the applied-for rate base and revenue requirement. The EUB approved depreciation rates which resulted in a composite rate of 4.05 per cent in 2004, the purchase of Simmons and the recovery of costs associated with existing transportation arrangements with the Foothills, Simmons and Ventures LP systems. However, the EUB decision disallowed certain operating and capital costs.

 In September 2004, TCPL filed with the Alberta Court of Appeal for leave to appeal the EUB's decision on Phase I of the 2004 GRA with respect to the disallowance of applied-for incentive compensation costs. In its decision, the EUB disallowed approximately $24 million (pre tax) of operating costs, which included $19 million of applied-for incentive compensation costs. TCPL believes the EUB made errors of law in deciding to deny the inclusion of these compensation-related costs in the revenue requirement. The company believes these are necessary costs that it reasonably and prudently incurs for the safe, reliable and efficient operation of the Alberta System. At the request of TCPL, the Court of Appeal adjourned the appeal for an indefinite period of time while TCPL considers the merits of a review and variance application to the EUB in respect of 2004 costs, and works toward a negotiated settlement of future years' tolls with its customers.

 In October 2004, the EUB approved Phase II of the 2004 GRA, which primarily dealt with rate design and services. The EUB also directed TCPL to file a 2005 GRA-Phase II application on or before April 1, 2005 to address certain cost allocation issues related to rate design.

 In December 2004, TCPL filed its 2005 Phase I GRA with the EUB. On February 24, 2005, TCPL advised the EUB that it had reached an agreement in principle for the Alberta System with negotiating parties and requested a suspension of the established regulatory timetable for adjudication of the 2005 GRA pending its finalization of the contemplated settlement agreement. On February 25, 2005, the EUB granted this request.

GAS TRANSMISSION — BUSINESS RISKS

COMPETITION

 TCPL faces competition at both the supply end and the market end of its systems. The competition is a result of other pipelines accessing an increasingly mature WCSB and markets served by TCPL's pipelines. In addition, the continued expiration of transportation contracts has resulted in significant reductions in firm contracted capacity on both the Canadian Mainline and Alberta System.

 As of December 2003, the WCSB had remaining discovered natural gas reserves of 55 trillion cubic feet and a reserves-to-production ratio of approximately nine years at current levels of production. Historically, additional reserves have continually been discovered to maintain the reserves-to-production ratio at close to nine years. Natural gas prices in the future are expected to be higher than long-term historical averages due to a tighter supply/demand balance which should stimulate exploration and production in the WCSB. However, WCSB supply is expected to remain essentially flat. With the expansion of capacity on TCPL's wholly-and partially-owned pipelines over the past decade, and the competition provided by other pipelines, combined with significant growth in natural gas demand in Alberta, TCPL anticipates there will be excess pipeline capacity out of the WCSB for the foreseeable future.

 TCPL's Alberta System provides the major natural gas gathering and export transportation capacity for the WCSB by connecting to most of the natural gas processing plants in Alberta and then transporting natural gas for domestic and export deliveries. The Alberta System faces competition primarily from the Alliance Pipeline, a natural gas pipeline from northeast B.C. to the Chicago area for ex-Alberta deliveries. In addition, the Alberta System has faced, and will continue to face, increasing competition from other pipelines.

 The Canadian Mainline is TCPL's cross-continent natural gas pipeline serving mid-western and eastern markets in Canada and the U.S. The demand for natural gas in TCPL's key eastern markets is expected to continue to increase, particularly to meet the expected growth in gas-fired power generation. Although there are opportunities to increase market share in Canadian and U.S. export markets, TCPL faces significant competition in these regions. Consumers in the U.S. Northeast have access to an array of pipeline and supply options. Eastern Canadian markets that historically received Canadian supplies only from TCPL are now capable of receiving supplies from new pipelines into the region that can source Western Canadian, Atlantic Canadian and U.S. supplies.

 The Canadian Mainline has experienced reductions in long haul FT contracts. This has been partially offset by an increase in short haul contracts. While decreases in throughput do not directly impact Canadian Mainline earnings, such decreases will impact the competitiveness of its tolls. Looking forward, in the short to medium term, there is limited opportunity to reduce tolls by increasing long haul volumes on the Canadian Mainline.

 The Gas Transmission Northwest System must compete with other pipelines for access to natural gas supplies and its markets. Transportation service capacity on the Gas Transmission Northwest System provides customers with access to supplies of natural gas primarily from the WCSB and serves markets in the Pacific Northwest, California and Nevada. These three markets may also access supplies from other competing basins in addition to supplies from the WCSB. Historically, natural gas supplies from the WCSB have been competitively priced on the Gas Transmission Northwest System in relation to natural gas supplies from the other supply regions serving these markets. Natural gas transported from the WCSB on the Gas Transmission Northwest System competes for the California and Nevada markets against supplies from the Rocky Mountain and southwest U.S. supply basins. In the Pacific Northwest market, natural gas transported on the Gas Transmission Northwest System competes against Rocky Mountain gas supply as well as additional western Canadian supply that is transported by Williams' Northwest Pipeline.

 Transportation service on the North Baja System provides access to natural gas supplies primarily from both the Permian Basin, located in western Texas and southeastern New Mexico, and the San Juan Basin, primarily located in northwestern New Mexico and Colorado. The North Baja System delivers gas to Gasoducto Bajanorte Pipeline at the California/Mexico border, which transports the gas to markets in northern Baja California, Mexico. While there are currently no direct competitors to deliver natural gas to the North Baja System's downstream markets, the pipeline may compete with fuel oil which is an alternative to natural gas in the operation of some electric generation plants in the North Baja region. The North Baja System's market is near locations of interest for LNG development companies who may be interested in delivering foreign natural gas supplies to the area.

 Financial Risk    Regulatory decisions continue to have a significant impact on the financial returns for existing and future investments in TCPL's Canadian wholly-owned pipelines. TCPL remains concerned the approved financial returns discourage additional investment in existing Canadian natural gas transmission systems. TCPL had applied for a return of 11 per cent on 40 per cent deemed common equity, both to the NEB in the Canadian Mainline's 2004 Application and to the EUB in the Alberta System's application in the GCOC proceeding. In its GCOC decision, the EUB set a generic ROE of 9.60 per cent for all Alberta utilities for 2004 and a deemed equity thickness for the Alberta System of 35 per cent. Following the FCA's decision, TCPL revised its 2004 Application to reflect a return of 9.56 per cent based on the NEB formula on 40 per cent common equity. The NEB's deliberations on the 2004 Application respecting these matters are currently under way with a decision expected in second quarter 2005.

 The company is cognisant of the views and shares the concerns of credit rating agencies regarding the Canadian regulatory environment. Credit ratings and liquidity have risen to the forefront of investor attention. In light of the developments in the Canadian regulatory environment, there exists a view that current Canadian regulatory policy is eroding the credit worthiness of utilities which, over the long term, could make it increasingly difficult for utilities to access capital on reasonable terms.

 Foreign Exchange    TCPL's earnings from GTN, as well as a significant amount of earnings in Other Gas Transmission are generated in U.S. dollars. The performance of the Canadian dollar relative to the U.S. dollar would either positively or negatively impact Gas Transmission's net earnings.

 Throughput Risk    As transportation contracts expire on Great Lakes, Northern Border and GTN, these pipelines will be more exposed to throughput risk and their revenues will more likely experience increased variability. Throughput risk is created by supply availability, economic activity, weather variability, pipeline competition and pricing of alternative fuels.

 Regulation    The Alberta System is regulated by the EUB. The remaining Canadian pipelines, other than Ventures LP, are regulated by the NEB. In the U.S., TCPL's wholly- and partially-owned pipelines are regulated by the FERC. These regulators approve the pipelines' respective ROE, costs of service, capital structures, tolls and system expansions.

GAS TRANSMISSION — OTHER

OPERATIONAL EXCELLENCE

 TCPL continued its commitment to operational excellence in 2004 by further advancing initiatives that will improve the company's ability to provide low-cost, reliable and responsive service to customers. TCPL continues to pursue this strategy in order to become the preferred company that customers choose to connect new natural gas supplies and markets.

 In 2004, TCPL reduced operating and maintenance costs through rationalizing maintenance and streamlining the delivery of services. The company met its ongoing goals in the management of greenhouse gases. TCPL also achieved a high level of plant operating performance, as measured by the number of operational perfect days on both the Canadian Mainline and the Alberta System.

 In 2004, TCPL maintained high levels of customer satisfaction with the launch of a new website called "Customer Express". Customer Express is integrated into TCPL's website and provides customers with more efficient access to commercial information needed to make transportation decisions. Customer feedback indicates this new website was very well received. Also, through a collaborative effort with customers, a new long-haul firm transportation service enhancement (FT-RAM) was offered on a one year pilot basis beginning November 1, 2004. The purpose of FT-RAM is to mitigate unutilized demand charges and provide greater flexibility in order to attract and retain contracts for FT service.

 In 2005, TCPL will continue to focus efforts on efficiencies, operational reliability, and environmental and safety performance. Greenhouse gas emissions management programs will continue to receive focused attention. Additional effort will be undertaken in 2005 with respect to improving contractor safety performance.

 Safety    TCPL worked closely with regulators, customers and communities during 2004 to ensure the continued safety of employees and the public. Pipeline safety performance in 2004 was excellent with no line-breaks or other serious incidents. Under the approved regulatory models in Canada, expenditures on pipeline integrity have no negative impact on earnings. The company expects to spend approximately $70 million in 2005 for pipeline integrity on its Wholly-Owned Pipelines, which is comparable to amounts spent in 2004. TCPL continues to use a rigorous risk management system that focuses spending on issues and areas that have the largest impact on maintaining or improving the reliability and safety of the pipeline system.

 Environment    In 2004, TCPL continued to conduct activities to increase environmental protection through proactive sampling, remediation and monitoring programs. Compressor stations on the Alberta System have been assessed through the company's Site Assessment, Remediation & Monitoring program. In 2004, TCPL invested in improved environmental protection measures. This program of actively assessing and addressing environmental issues will continue into the future. In addition, the decommissioning of six Canadian Mainline compressor plants and two Alberta compressor plants was undertaken in 2004, effectively reclaiming each project site.

 For information on management of risks with respect to the Gas Transmission business, see the Risk Management section.

GAS TRANSMISSION — OUTLOOK

 TCPL's Gas Transmission business has a long history of providing pipeline capacity to markets and connecting natural gas supply for the company's customers. As the marketplace has evolved and competition has grown, Gas Transmission has focused on providing market-responsive products and services, competitive cost-effective structures and the highest levels of reliability to customers.

 TCPL continues to actively pursue pipeline and natural gas transmission-related development and acquisition opportunities in North America, where these opportunities are driven by strong customer demand and sound economics. The company will continue to evaluate options in a disciplined fashion to maintain a strong financial position.

 World geo-political events will have an impact on the level of development of future and existing natural gas supplies worldwide. This could directly impact TCPL, with the company expanding existing facilities across North America and being involved in the development of alternative natural gas transportation solutions as producers access northern and Atlantic Canada natural gas reserves.

 TCPL is committed to play a key role in northern gas development. While there are many issues to be resolved before this moves forward, TCPL has advantages including expertise in the design, construction and operation of large diameter pipe in cold weather conditions. TCPL is also the leading operator of large natural gas turbine compressor stations, owns and operates one of the largest, most sophisticated, remote-controlled pipeline networks in the world and has a solid reputation for safety and reliability. This positions the company well to play a key role in bringing northern gas to market.

 In 2005, the company will continue to focus on achieving additional efficiency improvements in all aspects of the business by maintaining focus on operational excellence and leveraging technological advancements. TCPL will also continue to work collaboratively with all stakeholders on negotiated settlements and the evolution of services that will increase the value of TCPL's business to customers and shareholders.

 Looking forward, as the supply/demand balance tightens, producers will continue to explore and develop new fields, particularly in northeastern B.C. and the central foothills regions of Alberta, as well as unconventional supply such as gas production from CBM reserves. In addition, TCPL anticipates filing an application in 2005 with the EUB to construct Alberta System facilities required to connect additional natural gas supplies delivered to the Alberta System from the Mackenzie Delta.

 TCPL's earnings from its Canadian wholly-owned pipelines are primarily determined by the average investment base, ROE, deemed common equity and opportunity for incentive earnings. In the short to medium term, the company expects a modest level of investment in these mature assets and therefore anticipates, due to depreciation, a continued decline in the average investment base. Accordingly, without an increase in ROE, deemed common equity or incentive opportunities, future earnings are anticipated to decrease. However, these mature assets will continue to generate strong cash flows that can be redeployed to other projects offering higher returns. Under the current regulatory model, earnings from the Canadian wholly-owned pipelines are not affected by short-term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in contract levels.

 Earnings    On February 14, 2005 TCPL announced it had reached a settlement with its Canadian Mainline shippers regarding 2005 tolls. This settlement essentially establishes an OM&A at-risk model for 2005 and has fixed OM&A at a level comparable to 2004. This OM&A at-risk settlement will provide some opportunity for incentive earnings as TCPL continues to focus efforts on cost efficiencies in 2005. This settlement also establishes the 2005 ROE for the Canadian Mainline at 9.46 per cent as determined under the NEB formula, and its capital structure for 2005 to be subject to the outcome of the recently concluded hearing of the 2004 Application — Phase II.

 In February 2005, TCPL reached an agreement in principle with its Alberta System shippers on a revenue requirement settlement for the period January 1, 2005 to December 31, 2007. TCPL is proceeding with finalizing the terms of the settlement with the negotiating parties and anticipates executing the settlement agreement in March 2005. TCPL expects to file the settlement agreement with the EUB for approval shortly thereafter.

 In 2005, there will be a full year's contribution from GTN, which was acquired on November 1, 2004.

 Net earnings for Other Gas Transmission in 2005 will be affected by factors such as the level of project development costs and the performance of the Canadian dollar relative to the U.S. dollar.

Capital Expenditures

 Total capital spending for the Canadian wholly-owned pipelines during 2004 was $132 million. Overall capital spending on the Wholly-Owned Pipelines, including GTN, in 2005 is expected to be approximately $171 million. Capital expenditures on the Edson natural gas storage project are expected to be approximately $150 million in 2005.

NATURAL GAS THROUGHPUT VOLUMES
(Bcf)

	2004	2003	2002
Canadian Mainline(1)	2,621	2,628	2,630
Alberta System(2)	3,909	3,883	4,146
Gas Transmission Northwest System(3)	181
Foothills System	1,139	1,110	1,098
BC System	360	325	371
Great Lakes	801	856	863
Northern Border	845	850	839
Iroquois	356	341	340
TQM	159	164	175
Ventures LP	136	111	85
Portland	50	53	52
Tuscarora	25	22	20
TransGas	18	16	16
(1)
Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the year ended December 31, 2004 were 2,017 Bcf (2003 — 2,055 Bcf; 2002 — 2,221 Bcf).

(2)
Field receipt volumes for the Alberta System for the year ended December 31, 2004 were 3,952 Bcf (2003 — 3,892 Bcf; 2002 — 4,101 Bcf).

(3)
TCPL acquired GTN on November 1, 2004. The North Baja System's total delivery volumes were 13 Bcf. The delivery volumes represent November and December 2004 throughput.

DESCRIPTION OF TCPL'S SIGNIFICANT GAS TRANSMISSION OPERATIONS

CANADIAN MAINLINE

 TCPL's 100 per cent owned 14,898 km natural gas transmission system in Canada extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

ALBERTA SYSTEM

 TCPL's 100 per cent owned natural gas transmission system in Alberta gathers natural gas for use within the province and delivers it to provincial boundary points for connection with the Canadian Mainline, BC System, the Foothills System and other pipelines. The 23,186 km system is one of the largest carriers of natural gas in North America.

GAS TRANSMISSION NORTHWEST SYSTEM

 TCPL's 100 per cent owned natural gas transmission system extends 2,174 km and links the BC System and the Foothills System with Pacific Gas and Electric Company's California Gas Transmission System and with Tuscarora, a partially-owned entity that runs from the Oregon/California border into Nevada.

FOOTHILLS SYSTEM

 TCPL's 100 per cent owned 1,040 km natural gas transmission system in Western Canada carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

BC SYSTEM

 TCPL's 100 per cent owned natural gas transmission system extends 201 km from Alberta's western border through B.C. to connect with the Gas Transmission Northwest System at the U.S. border, serving markets in B.C. as well as the Pacific Northwest, California and Nevada.

NORTH BAJA SYSTEM

 The North Baja System is a 100 per cent owned, 128 km natural gas transmission system that extends from southwestern Arizona to a point near Ogilby, California on the California/Mexico border and connects with a pipeline system in Mexico.

VENTURES LP

 Ventures LP, which is 100 per cent owned by TCPL, owns a 121 km pipeline and related facilities which supply natural gas to the oil sands region of northern Alberta, and a 27 km pipeline which supplies natural gas to a petrochemical complex at Joffre, Alberta.

GREAT LAKES

 Great Lakes connects with the Canadian Mainline at Emerson, Manitoba and serves markets in central Canada and the eastern and midwestern U.S. TCPL has a 50 per cent ownership interest in this 3,387 km pipeline system.

TQM

 TQM is a 572 km natural gas pipeline system which connects with the Canadian Mainline and transports natural gas from Montréal to Québec City and to the Portland system. TCPL holds a 50 per cent ownership interest in TQM.

IROQUOIS

 Iroquois connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the Northeastern U.S. TCPL has a 41 per cent ownership interest in this 663 km pipeline system.

PORTLAND

 Portland is a 471 km pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the Northeastern U.S. TCPL has a 61.7 per cent ownership interest in Portland.

NORTHERN BORDER

 Northern Border is a 2,010 km natural gas pipeline system which serves the U.S. Midwest from a connection with the Foothills System. TCPL indirectly owns approximately 10 per cent of Northern Border through its 33.4 per cent ownership interest in TC PipeLines, LP.

TUSCARORA

 Tuscarora operates a 386 km pipeline system transporting natural gas from the Gas Transmission Northwest System at Malin, Oregon to Wadsworth, Nevada with delivery points in northeastern California and northwestern Nevada. TCPL owns an aggregate 17.4 per cent interest in Tuscarora, of which 16.4 per cent is held through TCPL's interest in TC PipeLines, LP.

CROSSALTA

 CrossAlta is an underground natural gas storage facility connected to the Alberta System and is located near Crossfield, Alberta. CrossAlta has a working natural gas capacity of 40 Bcf with a maximum deliverability capability of 410 million cubic feet per day (MMcf/d). TCPL holds a 60 per cent ownership interest in CrossAlta.

EDSON

 TCPL is currently developing the Edson natural gas storage facility near Edson, Alberta. The Edson facility will have a capacity of approximately 50 Bcf and will connect to TCPL's Alberta System. The facility is expected to be in-service in second quarter 2006.

TRANSGAS

 TransGas is a 344 km natural gas pipeline system which runs from Mariquita in the central region of Colombia to Cali in the southwest of Colombia. TCPL holds a 46.5 per cent ownership interest in this pipeline.

GAS PACIFICO

 Gas Pacifico is a 540 km natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. TCPL holds a 30 per cent ownership interest in Gas Pacifico.

INNERGY

 INNERGY is an industrial natural gas marketing company based in Concepción, Chile that markets natural gas transported on Gas Pacifico. TCPL holds a 30 per cent ownership interest in INNERGY.

POWER

HIGHLIGHTS

 Net Earnings    Power's net earnings in 2004 were $396 million compared to $220 million in 2003 with the increase primarily due to $187 million of gains related to Power LP.

 Power's net earnings for 2004, excluding the $187 million of gains related to Power LP, would have been $209 million which was an increase of $8 million compared to $201 million in 2003, excluding a positive settlement in 2003 of $19 million after tax with a former counterparty.

 Bruce Power    Pre-tax equity income from Bruce Power of $130 million in 2004 increased $31 million compared to TCPL's period of ownership in 2003.

 Unit 3 returned to service in first quarter 2004 increasing TCPL's share of nominal generating capacity of Bruce Power to 1,487 MW.

 A feasibility study was commenced with respect to the restart of Units 1 and 2.

 A study of a potential investment in the refurbishment of the 680 MW Point Lepreau nuclear generating station in New Brunswick was commenced.

 Expanding Asset Base    TCPL announced it will proceed with the purchase of hydroelectric generation assets from USGen with a total generating capacity of 567 MW for US$505 million. The acquisition is subject to regulatory approvals and pending the sale of the 49 MW Bellows Falls hydroelectric facility to Vermont Hydroelectric. If Vermont Hydroelectric acquires Bellows Falls, for which it exercised a pre-existing option to purchase, the purchase price will be reduced by US$72 million to US$433 million for generating capacity of 518 MW.

 The MacKay River plant in Alberta was placed in-service in 2004.

 Construction of the 90 MW Grandview cogeneration plant was completed on time and within budget.

 Construction commenced in third quarter 2004 of the 550 MW Bécancour natural gas-fired cogeneration power plant in Québec to be in-service in late 2006.

 TCPL announced that Hydro-Québec awarded Cartier Wind, owned 62 per cent by TCPL, six projects totalling 739.5 MW which are scheduled to be commissioned between 2006 and 2012.

 The company responded to the Ontario government's Request For Proposals for 2,500 MW of new electricity generation capacity.

 Plant Availability    Weighted average plant availability was 96 per cent in 2004, excluding Bruce Power, compared to 94 per cent in 2003.

 Including Bruce Power, weighted average plant availability remained the same in 2004 as 2003 at 90 per cent.

POWER NET EARNINGS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

	2004	2003	2002
Western operations	138	160	131
Eastern operations	108	127	149
Bruce Power investment	130	99
Power LP investment	29	35	36
General, administrative, support costs and other	(89)	(86)	(73)

Operating and other income	316	335	243
Financial charges	(13)	(12)	(13)
Income taxes	(94)	(103)	(84)

	209	220	146
Gains related to Power LP (after tax)	187	—	—

Net earnings	396	220	146

 Power's net earnings in 2004 of $396 million increased $176 million compared to $220 million in 2003, primarily due to $187 million of gains related to Power LP recorded in 2004. On April 30, 2004, TCPL sold the ManChief and Curtis Palmer power facilities to Power LP for US$402.6 million, excluding closing adjustments, resulting in an after-tax gain on sale of $15 million (pre-tax gain of $25 million). At a meeting in April 2004, Power LP unitholders approved these acquisitions and the removal of Power LP's obligation to redeem all units not owned by TCPL in 2017. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminated this requirement. To partially finance the acquisition, Power LP issued 8.1 million subscription receipts which were subsequently converted into partnership units and TCPL contributed $20 million of the net proceeds of $286.8 million from this issue. This issue also reduced TCPL's ownership interest in Power LP from 35.6 per cent to 30.6 per cent. As a result of these events, TCPL recognized dilution and other gains of $172 million in 2004, $132 million of which were previously deferred and were being amortized into income to 2017. Dilution gains arose when TCPL's ownership interest in Power LP was decreased at different times as a result of Power LP issuing new partnership units at a market price in excess of TCPL's per unit carrying value of the investment.

 The 2003 results include recognition in Western Operations of a $31 million pre-tax ($19 million after-tax) settlement with a former counterparty that defaulted in 2001 under power forward contracts. Power's net earnings for 2004, excluding the $187 million of gains related to Power LP in 2004, would have been $209 million which was an increase of $8 million compared to $201 million in 2003, excluding the positive settlement with a former counterparty. Pre-tax equity income from Bruce Power of $130 million in 2004 increased $31 million compared to TCPL's period of ownership in 2003. This was partially offset by lower contributions from Eastern Operations and Power LP investment.

 Power's net earnings of $220 million in 2003 increased $74 million or 51 per cent compared to earnings of $146 million in 2002. This increase is primarily attributable to the February 2003 acquisition of a 31.6 per cent interest in Bruce Power and higher contributions from Western Operations relating to the settlement with a former counterparty. Partially offsetting these increases were lower earnings from Eastern Operations and higher general, administrative, support costs and other associated with TCPL's focus on growth of the Power business.

POWER PLANTS — NOMINAL GENERATING CAPACITY AND FUEL TYPE

	MW	Fuel Type
Western operations
Sundance A(1)	560	Coal
Sundance B(1)	353	Coal
MacKay River	165	Natural gas
Carseland	80	Natural gas
Bear Creek	80	Natural gas
Redwater	40	Natural gas
Cancarb	27	Natural gas

	1,305

Eastern operations
OSP	560	Natural gas
Bécancour(2)	550	Natural gas
Cartier Wind(3)	458	Wind
USGen(4)	518	Hydro
Grandview(5)	90	Natural gas

	2,176

Bruce Power investment(6)	1,487	Nuclear

Power LP investment(7)
ManChief	300	Natural gas
Williams Lake	66	Wood waste
Castleton	64	Natural gas/waste heat
Curtis Palmer	60	Hydro
Mamquam and Queen Charlotte	56	Hydro
Tunis	43	Natural gas/waste heat
Nipigon	40	Natural gas/waste heat
Kapuskasing	40	Natural gas/waste heat
North Bay	40	Natural gas/waste heat
Calstock	35	Wood waste/waste heat

	744

Total Nominal Generating Capacity	5,712
(1)
TCPL directly or indirectly acquires 560 MW from Sundance A and 353 MW from Sundance B through long-term PPAs, which represents 100 per cent of the Sundance A and 50 per cent of the Sundance B power plant output, respectively.

(2)
Currently under construction.

(3)
Currently in pre-construction design phase. Represents TCPL's 62 per cent of 739.5 MW.

(4)
The purchase transaction is expected to close in the first half of 2005. The 518 MW excludes the Bellows Falls facility.

(5)
Placed in-service in first quarter 2005.

(6)
Represents TCPL's 31.6 per cent equity interest in Bruce Power. Bruce A consists of four 750 MW reactors. Bruce A Unit 4 was returned to service in fourth quarter 2003. Bruce A Unit 3 was returned to service in first quarter 2004. Bruce A Units 1 and 2 remain in a laid-up state. Bruce B consists of four reactors, which are currently in operation, with a capacity of approximately 3,200 MW. The generating capacity includes 2 MW from TCPL's 17 per cent indirect share in Huron Wind L.P. which owns a 9 MW wind farm near Bruce Power.

(7)
At December 31, 2004, TCPL operated and managed Power LP and held a 30.6 per cent ownership interest in Power LP. The volumes in the table represent 100 per cent of plant capacity.

POWER — EARNINGS ANALYSIS

WESTERN OPERATIONS

 The focus of Western Operations is to optimize and expand its existing asset base and maximize asset value through a combination of long- and short-term contracts for power and steam sales. The asset portfolio is among the lowest cost, most competitive generation in the market area. Western Operations directly controls more than 1,300 MW of power supply in Alberta from its five gas-fired co-generation facilities and two Sundance long-term PPAs.

 Western Operations has two integrated functions — marketing and plant operations. Based in Calgary, Alberta, the marketing function purchases and resells electricity related to the Sundance PPAs, markets uncommitted generation from the Alberta plants and purchases and resells power and gas to maximize the value of its asset base. Plant operations primarily consists of the Alberta power plants and fees earned to manage and operate the Power LP.

 The marketing function is integral to optimizing Power's return from its assets and managing risks around uncontracted volumes. A significant portion of plant generation is sold under long-term contract to mitigate price risk. Some output is intentionally not committed under long-term contract to assist in managing Power's overall portfolio of generation. This approach to portfolio management assists in minimizing costs in situations where TCPL would otherwise have to purchase power in the open market to fulfil its contractual obligations. In 2004, 86 per cent of total sales volumes were sold under medium- to long-term contracts. The marketing function's primary role is to manage these open positions and it will also, at times, purchase and re-sell both power and gas in an effort to optimize contributions from each of the generation facilities. In order to mitigate market price risk, Western Operations has sold approximately 81 per cent of the total generation for 2005 and 65 per cent of the expected, average combined total power supply for the next three years. Western Operations' largest power supply comes from its Sundance PPAs. TCPL has sold essentially all of the Sundance PPAs' power supply in 2005 and 80 per cent and 52 per cent of the expected combined power supply for 2006 and 2007, respectively.

 With the placing in-service of the MacKay River cogeneration facility in 2004, plant operations currently consists of five plants in Alberta with a total generating capacity of approximately 400 MW. The expansion of Alberta generation is consistent with TCPL's focus on capitalizing on the company's expertise in developing new projects and maintaining its position in a region it knows well. In second quarter 2004, and consistent with TCPL's portfolio management strategy to divest mature assets and redeploy capital, TCPL sold the 300 MW ManChief power facility to Power LP.

 Operating and other income for 2004 of $138 million was $22 million lower compared to the same period in 2003. The decrease was mainly due to a positive $31 million pre-tax ($19 million after-tax) settlement in June 2003 with a former counterparty that defaulted in 2001 under power forward contracts, as well as reduced income from ManChief following the sale of the plant to Power LP in April 2004. Partially offsetting these decreases were contributions from the MacKay River plant which was placed in-service in 2004, fees earned with respect to Power LP's asset acquisitions in 2004 and the impact of higher net margins achieved in second and third quarter 2004 on the overall portfolio.

 In 2003, operating and other income from Western Operations increased by 22 per cent to $160 million from $131 million in 2002 due primarily to the 2003 settlement with a former counterparty. A full year of earnings from the ManChief plant, which was acquired in late 2002, higher contributions from the Sundance PPAs reflecting lower transmission costs and higher earnings from the Alberta plants also contributed to higher operating income. Offsetting these increases were the effects in 2003 of lower prices achieved on the overall sale of power and the higher cost of natural gas fuel at the Cancarb carbon black facility.

EASTERN OPERATIONS

 Eastern Operations is focused on the New England and New York deregulated power markets in the U.S. and on development opportunities in Ontario, Québec and New Brunswick. TransCanada Power Marketing Limited (TCPM), located in Westborough, Massachusetts, continues to navigate through New England's deregulation process and firmly establish itself as a leading energy provider and marketer in the New England power market.

 TCPL's success in the Northeast U.S. is the direct result of a knowledgeable region-specific marketing operation which is conducted through TCPM. TCPM is focused on selling power under contract to wholesale, commercial and industrial customers while managing a portfolio of power supplies sourced from its own generation, wholesale power purchases and power purchased from the output of Power LP's 64 MW Castleton plant in New York State. In fourth quarter 2004, TCPL closed a transaction with Boston Edison Company (Boston Edison) resulting in the company assuming the remaining 23.5 per cent share of the OSP power purchase contracts. All of the OSP output is now marketed by TCPM. TCPM is a full service provider offering varied products and services to assist customers in managing their power supply and power prices in deregulated power markets.

 Eastern Operations' power generation assets include OSP and Grandview. OSP is a 560 MW natural gas-fired plant located in Rhode Island. Grandview is a 90 MW natural gas-fired cogeneration facility on the site of the Irving Oil Refinery in Saint John, New Brunswick. Construction of the Grandview facility was complete at the end of 2004 and it was commissioned in first quarter 2005. Under a 20 year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. On April 30, 2004, and consistent with TCPL's portfolio management strategy to divest mature assets and redeploy capital, TCPL sold the 60 MW Curtis Palmer hydroelectric power facility to Power LP.

 Operating and other income for 2004 was $108 million or $19 million lower than the $127 million earned in 2003. This decrease was mainly due to a reduction in income as a result of the sale of the Curtis Palmer hydroelectric facilities to Power LP in April 2004, the unfavourable impact of higher natural gas fuel costs at OSP and a weaker U.S. dollar in 2004. Partially offsetting these decreases was a $16 million positive impact from the restructuring transaction related to the power purchase contracts between OSP and Boston Edison. TCPL recognized earnings from the transaction's effective date of April 1, 2004.

 Operating and other income for 2003 from Eastern Operations was $127 million compared to $149 million in 2002. The $22 million decrease was primarily due to the impact of higher natural gas fuel costs at OSP resulting from an arbitration process and the unfavourable impact of a weaker U.S. dollar. Partially offsetting these decreases were incremental earnings from the growth in volumes and margins on sales to wholesale, commercial and industrial customers. In addition, 2003 had higher earnings from Curtis Palmer as a result of above average water flows and revenue earned from a temporary generation facility operated in Cobourg, Ontario during the summer of 2003.

 In late 2004, management conducted a review of the operating plan for OSP with respect to the negative impacts of a third arbitration received in August 2004 whereby OSP's cost of fuel gas substantially increased to a price in excess of market. The outcome of a fourth arbitration is expected by the end of third quarter 2005. At December 31, 2004, there was determined to be no impairment of OSP; however, there existed uncertainty with respect to the outcome of this arbitration process and future market conditions. Should the fourth arbitration decision continue to support a pricing mechanism for fuel gas in excess of market price and if anticipated market conditions do not change substantially, management expects the negative impact of the continued above-market gas prices could result in an asset impairment write-down of the OSP facility. The net carrying value of OSP at December 31, 2004 was approximately US$150 million.

BRUCE POWER INVESTMENT

 On February 14, 2003, the company completed the acquisitions of a 31.6 per cent interest in Bruce Power and 33.3 per cent interest in Bruce Power Inc., the general partner of Bruce Power, for $409 million. TCPL also funded, through a loan arrangement, a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to Ontario Power Generation (OPG). TCPL acquired the interests as part of a consortium (the Consortium) that includes Cameco Corporation (Cameco) and BPC Generation Infrastructure Trust, a trust established by the Ontario Municipal Employees Retirement System. Under the agreement, the Consortium acquired British Energy (Canada) Ltd., which owned a 79.8 per cent interest in Bruce Power as well as a 50 per cent interest in the nine MW Huron Wind L.P. power facility. Located in Ontario, the Bruce Power facility is comprised of two nuclear plants — Bruce A and Bruce B. Bruce B consists of four reactors with a capacity of approximately 3,200 MW. Bruce A consists of four reactors which, up until 2003, were not operating. In fourth quarter 2003, Bruce Power completed commissioning of Bruce A Unit 4 and in first quarter 2004, it completed commissioning of Unit 3. These two Bruce A units added 1,500 MW of capacity, bringing Bruce Power's total capacity to approximately 4,700 MW.

 Bruce Power is the tenant under a lease with OPG on the Bruce nuclear power facility. The lease expires in 2018 with an option to extend the lease by up to 25 years. The Bruce Power nuclear facility continues to be managed and operated by the management and staff of Bruce Power. Spent fuel and decommissioning liabilities remain the responsibility of OPG but the lease agreement with OPG provides for adjustments to the base rent every five years contingent upon the projected decommissioning costs for the Bruce Power facility.

 TCPL's share of power output from Bruce Power in 2004 was 10,608 gigawatt hours (GWh). This includes power output from Unit 3 from March 1, 2004. Unit 3 began producing electricity to the Ontario electricity grid on January 8, 2004 and was considered commercially in-service March 1, 2004. Bruce Power's cumulative restart cost for Units 3 and 4 was approximately $720 million.

 Pre-tax equity income for 2004 was $130 million compared to $99 million for the same period in 2003. This increase was primarily due to higher output in 2004 as a result of the return to service of Units 3 and 4 as well as a full year of earnings in 2004 compared to earnings from February 14 to December 31 in 2003, reflecting TCPL's period of ownership in 2003.

 Adjustments to TCPL's interest in Bruce Power income before income taxes for 2004 were lower than the same period in 2003 primarily due to the cessation of interest capitalization upon the return to service of Units 3 and 4. Operating costs for 2004 were $35 per MWh compared to $36 per MWh for the period February 14 to December 31, 2003. Average realized prices in 2004 were $47 per MWh compared to $48 per MWh during TCPL's period of ownership in 2003. Approximately 52 per cent of Bruce Power's output in 2004 was sold into Ontario's wholesale spot market.

 TCPL has not made any cash contributions to, and has not received any cash distributions from, Bruce Power subsequent to the acquisition of the company's ownership interest in February 2003.

 Equity income from Bruce Power is directly impacted by fluctuations in wholesale spot market prices for electricity as well as overall plant availability which, in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce Power has entered into fixed price sales contracts for approximately 36 per cent of planned output for 2005. Bruce Power's operating expenses in 2005 are expected to increase from 2004 due to higher depreciation and amortization on the Bruce A units, higher outage costs and higher fuel costs.

 The average availability in 2005 is expected to be 85 per cent compared to 82 per cent achieved in 2004. Unit 3 began its first planned maintenance outage on January 8, 2005 and is expected to be offline for approximately two months. Unit 4 is scheduled to go offline later in first quarter 2005 for a similar inspection program. Maintenance outages of approximately two to three months each are also planned for two other units in 2005. One outage is expected to begin in second quarter 2005 and the other outage is expected to begin in third quarter 2005.

BRUCE POWER RESULTS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

Bruce Power (100 per cent basis)	2004	2003
Revenues	1,583	1,208
Operating expenses	(1,178)	(853)

Operating income	405	355
Financial charges	(67)	(69)

Income before income taxes	338	286

TCPL's interest in Bruce Power income before income taxes(1)	107	65
Adjustments(2)	23	34

TCPL's income from Bruce Power before income taxes	130	99
(1)
TCPL acquired its interest in Bruce Power on February 14, 2003. Bruce Power's 100 per cent income before income taxes from February 14 to December 31, 2003 was $205 million.

(2)
See Note 8 to the December 31, 2004 consolidated financial statements for an explanation of the purchase price amortizations. The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the initial lease of the Bruce Power plant which is being amortized on a straight-line basis over the lease term that extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements is being amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 — $38 million; 2004 — $37 million; 2005 — $25 million; 2006 — $29 million; and 2007 — $2 million.

 Power LP Investment    Power LP Investment includes the earnings generated from TCPL's 30.6 per cent investment in Power LP, which is one of Canada's largest publicly-held, power-based income funds. Power LP owns 11 power plants, eight in Canada and three in the U.S., that are hydroelectric or fuelled by natural gas, waste heat, wood waste or a combination thereof. Power LP increased its generating capacity in 2004 from 328 MW to 744 MW through the acquisition of four power facilities, Curtis Palmer and ManChief from TCPL and Mamquam and Queen Charlotte through the acquisition of Hydro Investment Corporation.

 TCPL's investment in Power LP decreased in 2004 from 35.6 per cent to 30.6 per cent. In 2004, Power LP issued 8.1 million subscription receipts to partially finance the purchase of the Curtis Palmer and ManChief power generation facilities from TCPL. TCPL purchased 540,000 of these subscription receipts for $20 million. All of the subscription receipts were converted to limited partnership units on April 30, 2004 upon Power LP's acquisition of the Curtis Palmer and ManChief facilities, thereby reducing TCPL's ownership of the partnership to 30.6 per cent. TCPL continues to be the largest unitholder and the manager of Power LP, owning approximately 14.5 million units at December 31, 2004.

 TCPL is the manager of Power LP and its power plant operations. In this capacity, TCPL manages the operations and maintenance requirements of all Power LP plants, the fuel supply and associated price exposure and, when market conditions warrant, enhances the overall operating profits of Power LP (i.e. by curtailing certain plants during off-peak hours and selling the displaced natural gas at attractive market prices), resulting in increased overall net earnings for Power LP and maximized investment value for unitholders, including TCPL.

 Operating and other income from the investment in Power LP of $29 million for 2004 was $6 million lower compared to 2003. Additional earnings from Power LP's April 2004 acquisition of the Curtis Palmer and ManChief facilities were more than offset by the impact of TCPL's reduced ownership interest in Power LP and the recognition of $132 million of previously deferred gains resulting from the removal of the Power LP redemption obligation. Prior to the removal of the redemption obligation, TCPL was recognizing into income the amortization of these deferred gains over a period through to 2017.

 The cash distributions to TCPL from Power LP in 2004 were approximately $36 million compared to $35 million in 2003. At December 31, 2004, Power LP units closed at $35.40 on the Toronto Stock Exchange.

POWER SALES VOLUMES AND PLANT AVAILABILITY

Power Sales Volumes (GWh)	2004	2003	2002
Western operations(1)	11,695	12,296	12,065
Eastern operations(1)	6,198	6,906	5,630
Bruce Power investment(2)	10,608	6,655
Power LP investment(1)(3)	2,419	2,153	2,416

Total	30,920	28,010	20,111
(1)
ManChief and Curtis Palmer are included in Power LP Investment, effective April 30, 2004.

(2)
Acquired on February 14, 2003. Sales volumes in 2003 reflect TCPL's 31.6 per cent share of Bruce Power output from the date of acquisition.

(3)
At December 31, 2004, TCPL operated and managed Power LP and held a 30.6 per cent ownership interest in Power LP. The volumes in the table represent 100 per cent of Power LP's sales volumes.

 Power sales volumes increased 10 per cent in 2004 to 30,920 GWh compared to 28,010 GWh in 2003 primarily due to TCPL's full year of ownership in Bruce Power, in addition to the restart of Bruce Power Units 3 and 4.

 Sales volumes for Western Operations were lower in 2004 compared to 2003 due to the sale of ManChief to Power LP in April 2004, and lower portfolio management trading activity, partially offset by new volumes from the MacKay River plant placed in-service in 2004. Eastern Operations' sales volumes decreased in 2004 compared to 2003 primarily as a result of the sale of Curtis Palmer to Power LP in April 2004, lower utilization of OSP and a reduction in contract volumes due to lower demand. Sales volumes for the Bruce Power investment increased by 59 per cent as a result of the restart of Bruce Power Units 3 and 4 and TCPL's full year of ownership in 2004 partially offset by decreased plant availability.

Volumes for Power LP increased due to the purchase of Curtis Palmer and ManChief in April 2004 and Mamquam and Queen Charlotte in July 2004.

Weighted Average Plant Availability(1)

	2004	2003	2002
Western operations(2)	95%	93%	99%
Eastern operations(2)	95%	94%	95%
Bruce Power investment(3)	82%	83%
Power LP investment(2)	97%	96%	94%
All plants, excluding Bruce Power investment	96%	94%	96%
All plants	90%	90%	96%
(1)
Plant availability represents the percentage of time in the year that the plant is available to generate power, whether actually running or not, and is reduced by planned and unplanned outages.

(2)
ManChief and Curtis Palmer are included in Power LP Investment effective April 30, 2004.

(3)
The comparative 2003 percentage is calculated from the February 14, 2003 date of acquisition. Unit 4 is included effective November 1, 2003 and Unit 3 is included effective March 1, 2004.

POWER — OPPORTUNITIES AND DEVELOPMENTS

 TCPL is committed to develop, acquire, own and operate the lowest-cost power sources or have facilities with secure long-term contracts in markets it knows. TCPL seeks to build or acquire low-cost, base-load facilities with low operating costs and high reliability. TCPL seeks to avoid high-cost facilities that sell into volatile merchant markets without long-term contracts. Power intends to execute its strategy by:

  •
  Focusing on markets and regions where it has a competitive advantage — primarily Western Canada and the Northwestern U.S., and Eastern Canada and the Northeastern U.S.
  •
  Focusing on low-cost, base-load generation.
  •
  Focusing on new projects underpinned by secure long-term contracts.
  •
  Structuring deals to keep risks low.
  •
  Using solid disciplined marketing and trading operations to sell power that is not contracted and optimize and protect power-generation cash flows.

 In fourth quarter 2004, TCPL announced that it will purchase hydroelectric generation assets from USGen with a total generating capacity of 567 MW for US$505 million. The purchase is subject to the sale of the 49 MW Bellows Falls hydroelectric facility to Vermont Hydroelectric, which exercised its pre-existing option to purchase the facility. This would result in a US$72 million reduction in purchase price to US$433 million for generating capacity of 518 MW. All bankruptcy court approvals have been granted for TCPL's USGen acquisition. However, other regulatory approvals and conditions will need to be met prior to closing. The transaction is expected to close in the first half of 2005.

 Cartier Wind, owned 62 per cent by TCPL, announced in fourth quarter 2004 it was awarded six wind energy projects in Québec by Hydro-Québec representing a total of 739.5 MW. The six projects are expected to be commissioned between 2006 and 2012 and are expected to cost a total of more than $1.1 billion. Long-term electricity supply contracts with Hydro-Québec for each of the six facilities were executed on February 25, 2005.

 Construction of the 550 MW Bécancour natural gas-fired cogeneration power plant in Québec began in third quarter 2004, to be in-service in late 2006. In mid-2003, TCPL announced its plans to develop the power plant which is located in the Bécancour Industrial Park, near Trois-Rivières. The entire power output will be supplied to Hydro-Québec under a 20 year power purchase contract. The plant will also supply steam to certain major businesses located within the industrial park.

 Late in fourth quarter 2004, TCPL responded to the Ontario government's Request For Proposals for 2,500 MWs of new electricity generation capacity, of which Portlands Energy Centre L.P. (Portlands Energy) was one of the submitted projects by TCPL. Portlands Energy is a 550 MW natural gas-fuelled facility in downtown Toronto and would be developed through a partnership with OPG.

 Following the successful restart of Bruce A Units 3 and 4, Bruce Power began conducting a technical review to assess the feasibility of refurbishing Bruce A Units 1 and 2. Units 1 and 2 were laid-up in 1995 and 1997, respectively. Information has been gathered to evaluate the condition of the units to fully understand the project scope and cost, and environmental assessment of the project continues to be performed. In September 2004, the province of Ontario appointed a special negotiator to work with Bruce Power to negotiate an agreement for additional electricity supply. While no decision has been finalized with respect to the refurbishment of Units 1 and 2, the return to service of these units would be a significant step towards satisfying the province of Ontario's future energy requirements. This technical review will also establish improvements that will be required to extend the lives of the six operating units which are scheduled to be taken out of service over the next 15 years. In 2004, Bruce Power expensed $16 million related to this project.

 TCPL, together with its Bruce Power partners, is evaluating a potential investment in the Point Lepreau nuclear generating station in New Brunswick. Point Lepreau, which is indirectly owned by the New Brunswick provincial government, is a 680 MW nuclear power plant with a CANDU reactor similar to the Bruce reactors in Ontario. No decision has been made by TCPL and its partners as to whether Bruce Power will proceed with investment in the Point Lepreau facility. Discussions are ongoing with New Brunswick Power.

POWER — BUSINESS RISKS

 Plant Availability    Maintaining plant availability is critical to the continued success of the Power business and this risk is mitigated through a commitment to an operational excellence model that provides low-cost, reliable operating performance at each of the company's operated power plants. This same commitment to operational excellence will be applied in 2005 and future years. However, unexpected plant outages and/or the duration of outages may require purchases at market prices to enable TCPL to meet the company's contractual power supply obligations and/or increase maintenance costs.

 Fluctuating Market Prices    TCPL operates in highly competitive, deregulated power markets. Volatility in electricity prices is caused by market factors such as power plant fuel costs, fluctuating supply and market demand which are greatly affected by weather, power consumption and plant availability. TCPL manages these inherent market risks through:

  •
  long-term purchase and sales contracts for both electricity and plant fuels;
  •
  control of generation output;
  •
  matching physical plant contracts or PPA supply with customer demand;
  •
  fee-for-service managed accounts rather than direct commodity exposure; and
  •
  the company's overall risk management program with respect to general market and counterparty risks.

 The company's risk management practices are described further in the section on Risk Management. TCPL's largest exposure to sales price fluctuations is on Bruce Power's uncontracted volumes. See the section below "Power — Business Risks — Uncontracted Volumes".

 Regulatory    TCPL operates in both regulated and deregulated power markets. As electricity markets evolve across North America, there is the potential for regulatory bodies to implement new rules that could negatively impact TCPL as a generator and marketer of electricity. These may be in the form of market rule changes, price caps, unfair cost allocations to generators or attempts to control the wholesale market by encouraging new plant construction. TCPL continues to monitor regulatory issues and reform as well as participate in and lead discussions around these topics.

 Weather    Temperature and weather events may create power and gas demand and price volatility, and may also impact the ability to transmit power to markets. Seasonal changes in temperature also affect the efficiency and output capability of natural gas-fired power plants.

 Hydrology    Power is subject to hydrology risk with its ownership, directly and indirectly, of hydroelectric power generation facilities. Weather changes, local river management and potential dam failures at these plants or upstream plants pose potential risks to the company.

 Uncontracted Volumes    Although TCPL seeks to secure sales under medium- to long-term contracts, TCPL retains an amount of unsold generation in the short term in order to provide flexibility in managing the company's portfolio of owned assets. Bruce Power has a significant amount of its uncontracted volumes sold into the Ontario wholesale spot market. The sale of this power in the open market is subject to market price volatility which directly impacts earnings.

POWER — OTHER

 Operational Excellence    TCPL is committed to its operational excellence model to provide low cost, reliable operating performance at each of its plants in an effort to achieve and sustain high performance as measured against broad industry standards. Weighted average plant availability, excluding Bruce Power, averaged 96 per cent in 2004, exceeding the comparative industry average of 90 per cent. Forced outage rates (unplanned outages) in 2004 were 1.6 per cent as compared to a comparative industry average of 5.5 per cent.

POWER — OUTLOOK

 Contributions from Eastern Operations are expected to be lower in 2005 due to higher natural gas costs at OSP resulting from the 2004 arbitration decision, no earnings in 2005 from Curtis Palmer as a result of its sale to Power LP in April 2004, the expiration of long-term contracts held by TCPM at the end of 2004 and the expected non-recurrence of earnings recognized from the Boston Edison transaction in 2004. Partially offsetting these reductions are earnings from Grandview and the USGen acquisition expected to close in the first half of 2005. Should the fourth arbitration decision at OSP, expected in 2005, result in a continued pricing mechanism for fuel gas in excess of market price and if anticipated market conditions do not change substantially, management expects there could be an asset impairment write-down of this facility. The net carrying value of OSP at December 31, 2004 was approximately US$150 million.

 Bruce Power earnings are subject to potential variability as a result of prices realized, plant availability and operating expense levels. A $1.00 per MWh change in the spot price for electricity in Ontario would change TCPL's after-tax equity income from Bruce Power by approximately $5 million. The average availability of Bruce Power in 2005 is expected to be 85 per cent compared to 82 per cent in 2004. Bruce Power operating expenses are expected to increase in 2005 due to higher outage costs, higher depreciation on the Bruce A units and recent capital programs, and higher fuel costs.

 Earnings opportunities in Power may be affected by factors such as plant availability, fluctuating market prices for power and gas and ultimately market heat rates, regulatory changes, weather, sales of uncontracted volumes, currency movements and overall stability of the power industry. Please see "Power — Business Risks" for a complete discussion of these factors.

DESCRIPTION OF TCPL'S SIGNIFICANT POWER OPERATIONS

 Bear Creek    Commercial operation of this 80 MW natural gas-fired cogeneration plant near Grande Prairie, Alberta commenced in March 2003.

 MacKay River    This 165 MW natural gas-fired cogeneration plant near Fort McMurray, Alberta was placed in-service in 2004.

 Redwater    Commercial operation of this 40 MW natural gas-fired cogeneration plant near Redwater, Alberta commenced in January 2002.

 Sundance A&B    The Sundance power facility in Alberta is the largest coal-fired electrical generating facility in Western Canada. TCPL owns the Sundance A PPA, which increased the company's power supply by 560 MW for a 17 year period commencing in 2001. TCPL effectively owns 50 per cent of the 706 MW Sundance B PPA through a partnership arrangement, which increased the company's power supply by 353 MW for approximately 19 years commencing in 2002.

 Carseland    Commercial operation of this 80 MW natural gas-fired cogeneration plant near Carseland, Alberta commenced in January 2002.

 Cancarb    The 27 MW Cancarb facility at Medicine Hat, Alberta is fuelled by waste heat from TCPL's adjacent thermal carbon black facility.

 Bruce Power    In February 2003, TCPL acquired a 31.6 per cent equity interest in Bruce Power, which operates the Bruce nuclear power facility located near Lake Huron, Ontario. This investment indirectly increased TCPL's nominal generating capacity initially by approximately 1,000 MW, with an additional 474 MW added with the restart of two laid-up units in late 2003 and early 2004.

 OSP    The OSP plant is a 560 MW natural gas-fired, combined-cycle facility in Rhode Island.

 Bécancour    The 550 MW Bécancour natural gas-fired cogeneration power plant located near Trois-Rivières, Québec is under construction and is expected to be in-service in late 2006. The entire power output will be supplied to Hydro-Québec under a 20 year power purchase contract. Steam will also be supplied to local businesses.

 Cartier Wind    Cartier Wind, 62 per cent owned by TCPL, announced in fourth quarter 2004 it was awarded six wind projects by Hydro-Québec totalling 739.5 MW to be commissioned between 2006 and 2012. Construction on the first project is expected to commence in late 2005.

 Grandview    Construction of the 90 MW Grandview natural gas-fired cogeneration power plant located in Saint John, New Brunswick was completed by the end of 2004. Under a 20 year tolling arrangement, 100 per cent of the plant's heat and electricity output will be sold to Irving Oil.

 USGen    In fourth quarter 2004, TCPL announced it intends to purchase hydroelectric generation assets from USGen. The assets expected to be purchased have a total generating capacity of 518 MW and are situated on two rivers in New England. The output is not sold under long-term contracts. The transaction is expected to close in the first half of 2005.

 Curtis Palmer    The 60 MW Curtis Palmer hydroelectric facility near Corinth, New York was sold to Power LP in second quarter 2004. All output from this facility is sold through a fixed-priced, long-term agreement.

 ManChief    The 300 MW simple-cycle ManChief facility near Brush, Colorado was sold to Power LP in second quarter 2004. The entire capacity of this natural gas-fired plant is sold under long-term tolling contracts that expire in 2012.

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

 Mamquam and Queen Charlotte    The 50 MW Mamquam and 6 MW Queen Charlotte hydroelectric facilities are located in B.C. All energy produced from these facilities is contracted long term to B.C. Hydro and Power Authority. The assets were purchased by Power LP in third quarter 2004.

 Paiton    Paiton owns a power project consisting of two 615 MW coal-fired power units located in Indonesia. TCPL effectively holds an approximate 11 per cent interest in Paiton.

CORPORATE

HIGHLIGHTS

 Net Expenses    Net expenses in 2004 decreased $37 million compared to 2003.

CORPORATE RESULTS-AT-A-GLANCE
Year ended December 31 (millions of dollars)

	2004	2003	2002
Indirect financial and preferred equity charges	81	89	91
Interest income and other	(34)	(21)	(14)
Income taxes	(43)	(27)	(25)

Net expenses, after tax	4	41	52

 The Corporate segment reflects net expenses not allocated to specific business segments, including:

  •
  Indirect Financial and Preferred Equity Charges    Direct financial charges are reported in their respective business segments and are primarily associated with the debt and preferred securities related to the company's Wholly-Owned Pipelines. Indirect financial charges, including the related foreign exchange impacts, primarily reside in the Corporate segment. These costs are directly impacted by the amount of debt TCPL maintains and the degree to which TCPL is impacted by fluctuations in interest rates and foreign exchange.

  •
  Interest Income and Other    Interest income is earned on invested cash balances. Gains and losses on foreign exchange related to working capital in the Corporate segment are included in interest income and other.

 Net expenses, after tax, in the Corporate segment were $4 million in 2004 compared to $41 million in 2003 and $52 million in 2002.

 The decrease in net expenses in 2004 from 2003 was primarily due to the positive impacts of income tax related items, including refunds received and the recognition of income tax benefits relating to additional loss carryforwards utilized, the release in 2004 of previously established restructuring provisions and positive impacts of foreign exchange related items.

 The decrease in net expenses in 2003 from 2002 was primarily due to the positive impacts of a weaker U.S. dollar compared to the prior year.

 In 2005, the Corporate segment is expected to incur a more normalized level of net expenses with higher net expenses than in 2004.

LIQUIDITY AND CAPITAL RESOURCES

 Funds Generated from Continuing Operations    Funds generated from continuing operations were approximately $1.7 billion for 2004 compared to approximately $1.8 billion for both 2003 and 2002. The decrease in 2004 was mainly as a result of higher current income tax expenses in 2004 compared to the two prior years. The Gas Transmission business was the primary source of funds generated from operations for each of the three years. As a result of rapid growth in the Power business in the last few years, the Power segment's funds from operations increased in 2004 compared to the two prior years.

 At December 31, 2004, TCPL's ability to generate adequate amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth, was consistent with the past few years.

 Investing Activities    Capital expenditures, excluding acquisitions, totalled $476 million in 2004 compared to $391 million and $599 million in 2003 and 2002, respectively. Expenditures in all three years related primarily to maintenance and capacity capital in TCPL's Gas Transmission business and construction of new power plants in Canada.

 During 2004, TCPL acquired GTN for approximately US$1.2 billion, excluding assumed debt of approximately US$0.5 billion, and sold the ManChief and Curtis Palmer power facilities for US$402.6 million, excluding closing adjustments.

 During 2003, TCPL acquired a 31.6 per cent interest in Bruce Power for $409 million, the remaining interests in Foothills previously not held by the company for $105 million, excluding assumed debt of $154 million, and increased its interest in Portland to 61.7 per cent from 33.3 per cent for US$51 million, excluding assumed debt of US$78 million.

 During 2002, TCPL acquired the ManChief power plant for $209 million and a general partnership interest in Northern Border Partners, L.P. for $19 million.

 Financing Activities    In 2004, TCPL retired long-term debt of $997 million. The company issued $200 million of 4.10 per cent medium-term notes due 2009, US$350 million of 5.60 per cent senior unsecured notes due 2034 and US$300 million of 4.875 per cent senior unsecured notes due 2015. The company increased its notes payable by $179 million during 2004.

 In 2003, TCPL repaid long-term debt of $744 million, reduced notes payable by $62 million and redeemed all of its outstanding US$160 million, 8.75 per cent Junior Subordinated Debentures. The company issued $450 million of ten year, 5.65 per cent medium-term notes and US$350 million of ten year, 4.00 per cent senior unsecured notes.

 In 2002, the company funded long-term debt maturities of $486 million and reduced notes payable by $46 million.

 Dividends and preferred securities charges amounting to $623 million were paid in 2004 compared to $588 million in 2003 and $546 million in 2002.

 In February 2005, TCPL's Board of Directors declared a dividend for the quarter ending March 31, 2005 in an aggregate amount equal to the aggregate quarterly dividend to be paid on April 29, 2005 by TransCanada on the issued and outstanding common shares as at the close of business on March 31, 2005.

 Certain terms of the company's preferred shares, preferred securities, and debt instruments could restrict the company's ability to declare dividends on preferred and common shares. At December 31, 2004, under the most restrictive provisions, approximately $1.4 billion was available for the payment of dividends on common shares.

 Financing activities include a net increase in TCPL's proportionate share of non-recourse debt of joint ventures of $120 million in 2004 compared to net reductions of $11 million in 2003 and $36 million in 2002.

 Credit Activities    In December 2004, TCPL renewed shelf prospectuses that qualified for issuance $1.5 billion of medium-term notes in Canada and US$1 billion of debt securities in the U.S. In January 2005, $300 million of 5.10 per cent medium-term notes due 2017 were issued under the Canadian shelf prospectus.

 At December 31, 2004, total credit facilities of $2.0 billion were available to support the company's commercial paper program and for general corporate purposes. Of this total, $1.5 billion is a committed syndicated credit facility established in December 2002. This facility is comprised of a $1.0 billion tranche with a five-year term and a $500 million tranche with a 364-day term with a two year term out option. Both tranches are extendible on an annual basis and are revolving unless during a term out period. Both tranches were extended in December 2004: the $1.0 billion tranche to December 2009 and the $500 million tranche to December 2005. The remaining amounts are either demand or non-extendible facilities.

 At December 31, 2004, TCPL had used approximately $61 million of its total lines of credit for letters of credit and to support ongoing commercial arrangements. If drawn, interest on the lines of credit would be charged at prime rates of Canadian chartered and U.S. banks or at other negotiated financial bases.

 Credit ratings on TCPL's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. DBRS and Moody's both maintain a 'stable' outlook on their ratings and Standard & Poor's maintains a 'negative' outlook on its rating.

CONTRACTUAL OBLIGATIONS

 Obligations and Commitments    Total long-term debt at December 31, 2004 was approximately $10.5 billion compared to approximately $10.0 billion at December 31, 2003. TCPL's share of total non-recourse debt of joint ventures at December 31, 2004 was $862 million compared to $780 million at December 31, 2003. Total notes payable, including the proportionate share of joint ventures, at December 31, 2004 were $546 million compared to $367 million at

December 31, 2003. The debt and notes payable of joint ventures are non-recourse to TCPL. The security provided by each joint venture is limited to the rights and assets of that joint venture and do not extend to the rights and assets of TCPL, except to the extent of TCPL's investment.

 Effective January 1, 2005, under new Canadian accounting standards, the equity component of preferred securities, amounting to $670 million at December 31, 2004, will be classified as debt.

 At December 31, 2004, principal repayments related to long-term debt and the company's proportionate share of the non-recourse debt of joint ventures are as follows.

PRINCIPAL REPAYMENTS
Year ended December 31 (millions of dollars)

	2005	2006	2007	2008	2009	2010+
Long-term debt	766	387	615	545	753	7,413
Non-recourse debt of joint ventures	83	49	18	18	141	553

Total principal repayments	849	436	633	563	894	7,966

 At December 31, 2004, future annual payments, net of sub-lease receipts, under the company's operating leases for various premises and a natural gas storage facility are approximately as follows.

OPERATING LEASE PAYMENTS
Year ended December 31 (millions of dollars)

	2005	2006	2007	2008	2009	2010+
Minimum lease payments	37	45	51	53	53	697
Amounts recoverable under sub-leases	(9)	(10)	(9)	(9)	(9)	(21)

Net payments	28	35	42	44	44	676

 The operating lease agreements for premises expire at various dates through 2011, with an option to renew certain lease agreements for five years. The operating lease agreement for the natural gas storage facility expires in 2030 with lessee termination rights every fifth anniversary commencing in 2010 and with the lessor having the right to terminate the agreement every five years commencing in 2015.

 At December 31, 2004, the company's future purchase obligations are approximately as follows.

PURCHASE OBLIGATIONS(1)
 Year ended December 31 (millions of dollars)

	2005	2006	2007	2008	2009	2010+
Gas Transmission
Transportation by others(2)	186	177	142	121	82	198
Other	94	46	42	40	2	3
Power
Commodity purchases(3)	429	255	259	266	277	2,658
Capital expenditures(4)	288	70	—	—	—	—
Other(5)	93	100	89	84	88	223
Corporate
Information technology and other	9	9	7	7	7	—

Total purchase obligations	1,099	657	539	518	456	3,082

(1)
The amounts in this table exclude funding contributions to the company's pension plans and funding to APG.

(2)
Rates are based on known 2005 levels. Beyond 2005, demand rates are subject to change. The contract obligations in the table are based on known or contracted demand volumes only and exclude commodity charges incurred when volumes flow.

(3)
Commodity purchases include fixed and variable components. The variable components are estimates and are subject to variability in plant production, market prices and regulatory tariffs.

(4)
Amounts are estimates and are subject to variability based on timing of construction and project enhancements.

(5)
Includes estimates of certain amounts which are subject to change depending on plant fired hours, the consumer price index, actual plant maintenance costs, plant salaries as well as changes in regulated rates for transportation.

 During 2005, TCPL expects to make funding contributions to the company's pension plans and other benefit plans in the amount of approximately $67 million and $6 million, respectively. The expected decrease in total funding in 2005 from $88 million in 2004 is due to investment performance above long-term expectations in 2004 partially offset by continued reductions in discount rates used to calculate plan obligations.

 On June 18, 2003, the Mackenzie Delta gas producers, the APG and TCPL reached an agreement which governs TCPL's role in the Mackenzie Gas Pipeline Project. The project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories, to the northern border of Alberta, where it would connect with the Alberta System. Under the agreement, TCPL agreed to finance the APG for its one-third share of project development costs. This share is currently estimated to be approximately $90 million. As at December 31, 2004, TCPL had funded $60 million of this loan (2003 — $34 million) which is included in other assets on the balance sheet. The ability to recover this investment is dependent upon the outcome of the project.

 TCPL had a $50 million operating line of credit to Power LP, available on a revolving basis. In August 2004, the amount borrowed against this line of credit was fully repaid by Power LP and the operating line of credit was terminated.

 At December 31, 2004, TCPL held a 33.4 per cent interest in TC PipeLines, LP which is a publicly-held limited partnership. On May 28, 2003, TC PipeLines, LP renewed its US$40 million unsecured two-year revolving credit facility with TCPL. At December 31, 2004, the partnership had US$6.5 million outstanding under this credit facility (December 31, 2003 — nil).

 TCPL and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are or were transacted at market prices and in the normal course of business.

 Guarantees    TCPL had no outstanding guarantees related to the long-term debt of unrelated third parties at December 31, 2004.

 Upon acquisition of Bruce Power, the company, together with Cameco and BPC Generation Infrastructure Trust, guaranteed on a several pro-rata basis certain contingent financial obligations of Bruce Power related to operator licenses, the lease agreement, power sales agreements and contractor services. TCPL's share of the net exposure under these guarantees at December 31, 2004 was estimated to be approximately $158 million of a maximum of $293 million. The terms of the guarantees range from 2005 to 2018. The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $9 million.

 TCPL has guaranteed the equity undertaking of a subsidiary which supports the payment, under certain conditions, of principal and interest on US$161 million of public debt obligations of TransGas. The company has a 46.5 per cent interest in TransGas. Under the terms of the agreement, the company severally with another major multinational company may be required to fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TCPL under this agreement convert into share capital of TransGas. The potential exposure is contingent on the impact of any change of law on TransGas' ability to service the debt. From the issuance of the debt in 1995 to date, there has been no change in applicable law and thus no exposure to TCPL. The debt matures in 2010. The company has made no provision related to this guarantee.

 In connection with the acquisition of GTN, US$241 million of the purchase price was deposited into an escrow account. The escrowed funds represent the full face amount of the potential liability under certain GTN guarantees and are to be used to satisfy the liability under these designated guarantees.

 Contingencies    The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners commenced an action in 2003 under Ontario's Class Proceedings Act, 1992, against TCPL and Enbridge Inc. for damages of $500 million alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to section 112 of the NEB Act. The company believes the claim is without merit and will vigorously defend the action. The company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

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

FINANCIAL AND OTHER INSTRUMENTS

 The company issues short-term and long-term debt, including amounts in foreign currencies, purchases and sells energy commodities and invests in foreign operations. These activities result in exposures to interest rates, energy commodity prices and foreign currency exchange rates. The company utilizes derivative and other financial instruments to manage its exposure to the risks that result from these activities.

 A derivative must be designated and effective to be accounted for as a hedge. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for Canadian Mainline, Alberta System, GTN and the Foothills System exposures is determined through the regulatory process.

 The carrying amounts of derivatives, which hedge the price risk of foreign currency denominated assets and liabilities of self-sustaining foreign operations, are recorded on the balance sheet at their fair value. Gains and losses on these derivatives, realized and unrealized, are included in the foreign exchange adjustment account in Shareholders' Equity as an offset to the corresponding gains and losses on the translation of the assets and liabilities of the foreign subsidiaries. As of January 1, 2004, carrying amounts for interest rate swaps are recorded on the balance sheet at their fair value. Foreign currency transactions hedged by foreign exchange contracts are recorded at the contract rate. Power, natural gas and heat rate derivatives are recorded on the balance sheet at their fair value.

 The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates. The fair values of power, natural gas and heat rate derivatives have been calculated using estimated forward prices for the relevant period.

 Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the company and its counterparties and are not a measure of the company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

 Foreign Investments    At December 31, 2004 and 2003, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The foreign currency derivatives have a floating interest rate exposure which the company partially hedges by entering into interest rate swaps and forward rate agreements. The fair values shown in the table below for those derivatives that have been designated as and are effective as hedges for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

Net Investment in Foreign Assets

Asset/(Liability) December 31 (millions of dollars)		2004		2003
	Accounting Treatment	Fair Value	Notional or Principal Amount (U.S.)	Fair Value	Notional or Principal Amount (U.S.)
U.S. dollar cross-currency swaps (maturing 2006 to 2009)	Hedge	95	400	65	250
U.S. dollar forward foreign exchange contracts (maturing 2005)	Hedge	(1)	305	3	125
U.S. dollar options (maturing 2005)	Non-hedge	1	100	—	—

 In accordance with the company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. For derivatives that have been designated as and are effective as hedges of the net investment in foreign operations, the offsetting amounts are included in the foreign exchange adjustment account.

 In addition, at December 31, 2004, the company had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $375 million (2003 — $311 million) and US$250 million (2003 — US$200 million). The carrying amount and fair value of these interest rate swaps was $4 million (2003 — $3 million) and $4 million (2003 — $1 million), respectively.

Reconciliation of Foreign Exchange Adjustment Gains/(Losses)

December 31 (millions of dollars)	2004	2003
Balance at beginning of year	(40)	14
Translation losses on foreign currency denominated net assets	(64)	(136)
Foreign exchange gains on derivatives, net of income taxes	33	82

	(71)	(40)

Foreign Exchange Gains/(Losses)

 Foreign exchange gains/(losses) included in Other Expenses/(Income) for the year ended December 31, 2004 are $4 million (2003 — nil; 2002 — $(11) million).

Foreign Exchange and Interest Rate Management Activity

 The company manages certain of the foreign exchange risks of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Canadian Mainline, the Alberta System, GTN and the Foothills System through the use of foreign currency and interest rate derivatives. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. The details of the foreign exchange and interest rate derivatives are shown in the table below.

Asset/(Liability) December 31 (millions of dollars)		2004		2003
	Accounting Treatment	Fair Value	Notional or Principal Amount	Fair Value	Notional or Principal Amount
Foreign Exchange
Cross-currency swaps
(maturing 2010 to 2012)	Hedge	(39)	U.S. 157	(26)	U.S. 282
Interest Rate
Interest rate swaps
Canadian dollars
(maturing 2005 to 2008)	Hedge	7	145	(1)	340
(maturing 2006 to 2009)	Non-hedge	9	374	10	624

		16		9

U.S. dollars
(maturing 2010 to 2015)	Hedge	(2)	U.S. 275	11	U.S. 50
(maturing 2007 to 2009)	Non-hedge	7	U.S. 100	(3)	U.S. 50

		5		8

 In accordance with the company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. At December 31, 2004, the company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $227 million (2003 — $390 million) and US$157 million (2003 — US$282 million). The carrying amount and fair value of these interest rate swaps was $(4) million (2003 — nil) and $(4) million (2003 — $6 million), respectively.

 The company manages the foreign exchange and interest rate exposures of its other businesses through the use of foreign currency and interest rate derivatives. The details of these foreign currency and interest rate derivatives are shown in the table below.

Asset/(Liability) December 31 (millions of dollars)		2004		2003
	Accounting Treatment	Fair Value	Notional or Principal Amount	Fair Value	Notional or Principal Amount
Foreign Exchange
Options (maturing 2005)	Non-hedge	2	U.S. 225	1	U.S. 25
Forward foreign exchange contracts
(maturing 2005)	Non-hedge	1	U.S. 29	1	U.S. 19
Cross-currency swaps
(maturing 2013)	Hedge	(16)	U.S. 100	(7)	U.S. 100
Interest Rate
Options (maturing 2005)	Non-hedge	—	U.S. 50	(2)	U.S. 50
Interest rate swaps
Canadian dollar
(maturing 2007 to 2009)	Hedge	4	100	2	50
(maturing 2005 to 2011)	Non-hedge	1	110	2	100

		5		4

U.S. dollar
(maturing 2006 to 2013)	Hedge	5	U.S. 100	40	U.S. 250
(maturing 2006 to 2010)	Non-hedge	22	U.S. 250	(3)	U.S. 200

		27		37

 In accordance with the company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. At December 31, 2004, the company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $136 million (2003 — $136 million) and US$100 million (2003 — US$100 million). The carrying amount and fair value of these interest rate swaps was $(10) million (2003 — nil) and $(10) million (2003 — $(7) million), respectively.

 Certain of the company's joint ventures use interest rate derivatives to manage interest rate exposures. The company's proportionate share of the fair value of the outstanding derivatives at December 31, 2004 was $1 million (2003 — $(1) million).

 Energy Price Risk Management    The company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio. Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index. The fair values and notional volumes of the swap, option, forward and heat rate contracts are shown in the tables below. In accordance with the company's accounting policy, each of the derivatives in the table below is recorded on the balance sheet at its fair value in 2004 and 2003.

Power

Asset/(Liability) December 31 (millions of dollars)		2004	2003
	Accounting Treatment	Fair Value	Fair Value
Power — swaps
(maturing 2005 to 2011)	Hedge	7	(5)
(maturing 2005)	Non-hedge	(2)	—
Gas — swaps, forwards and options
(maturing 2005 to 2016)	Hedge	(39)	(34)
(maturing 2005)	Non-hedge	(2)	(1)
Heat rate contracts
(maturing 2005 to 2006)	Hedge	(1)	(1)
		Power (GWh)		Gas (Bcf)
Notional Volumes December 31, 2004	Accounting Treatment	Purchases	Sales	Purchases	Sales
Power — swaps
(maturing 2005 to 2011)	Hedge	3,314	7,029	—	—
(maturing 2005)	Non-hedge	438	—	—	—
Gas — swaps, forwards and options
(maturing 2005 to 2016)	Hedge	—	—	80	84
(maturing 2005)	Non-hedge	—	—	5	8
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	229	2	—
December 31, 2003
Power — swaps	Hedge	1,331	4,787	—	—
	Non-hedge	59	77	—	—
Gas — swaps, forwards and options	Hedge	—	—	79	81
	Non-hedge	—	—	—	7
Heat rate contracts	Hedge	—	735	1	—

 U.S. Dollar Transaction Hedges    To reduce risk and protect margins when purchase and sale contracts are denominated in different currencies, the company may enter into forward foreign exchange contracts and foreign exchange options which establish the foreign exchange rate for the cash flows from the related purchase and sale transactions.

RISK MANAGEMENT

 Risk Management Overview    TCPL and its subsidiaries are exposed to market, financial and counterparty risks in the normal course of their business activities. The risk management function assists in managing these various business activities and the risks associated with them. A strong commitment to a risk management culture by TCPL's management supports this function. TCPL's primary risk management objective is to protect earnings and cash flow.

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

 TCPL manages market risk exposures in accordance with the company's corporate market risk policies and position limits. The company's primary market risks result from volatility in commodity prices, interest rates and foreign currency exchange rates.

 Senior management reviews these exposures and reports on a regular basis to the Audit Committee of TCPL's Board of Directors.

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

 The company's counterparty risk management practices and positions are further described in Note 15 to the consolidated financial statements.

 Risks and Risk Management Related to the Kyoto Protocol    TCPL believes that the natural gas that is transported and the electricity that is generated by its facilities play a critical role in meeting continental energy demand. The company also recognizes, however, that its facilities produce emissions that can also contribute to climate change and air related issues. For this reason, the management of air emissions and climate change issues is a key area of the company's environmental stewardship work.

 Climate change policy development is well under way in North America. In December 2002, the Canadian government registered its instrument of ratification with the United Nations, making Canada the 100th country to ratify the Kyoto Protocol. Following ratification, the federal government initiated discussions with industry regarding emissions reductions from sources in three broad categories: the oil and gas sector, the electricity sector and the mining/manufacturing sector. The mechanism that is proposed for achieving the reduction is a domestic emissions trading system that would cap emissions from sectors at predetermined emissions intensity levels.

 As direct emitters of greenhouse gas emissions, TCPL's facilities will be impacted by climate change policy developments in Canada. The fossil-fired power plants, pipeline systems and carbon black facilities are expected to be captured under the proposed federal government plan for industrial emitters. At present, however, the details of the target allocation within sectors and allowable compliance options have not been finalized. Until the allocation of targets within the sector are set and until compliance options are fully developed, it is difficult to determine the level of impact to the company's Canadian asset base.

 Over the next year, TCPL will continue to participate in climate change policy discussions in the jurisdictions where the company has assets and business interests. Climate change is a strategic issue for TCPL and management of this important environmental concern has been ongoing for several years. TCPL has a comprehensive climate change strategy in place that includes five key areas of activities:

  •
  participation in policy forums;
  •
  implementation of direct emissions reduction programs;
  •
  assessment of new technology;
  •
  evaluation of emissions trading mechanisms; and
  •
  assessment of business opportunities.

 Activities are ongoing in each of these areas and the company is committed to sharing its progress on key activities publicly. Over the past several years, TCPL has documented its technical activities and research and development work in yearly reports to Canada's Climate Change Voluntary Challenge & Registry Inc. The Canadian government has legislated mandatory greenhouse gas emissions reporting beginning in 2005. TCPL will continue to report on the activities that are under way to manage greenhouse gas emissions.

 Disclosure Controls and Procedures and Internal Controls    Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002, TCPL's management evaluates the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

 As of the end of the period covered by this report, TCPL's management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that TCPL's disclosure controls are effective in ensuring that material information relating to TCPL is made known to management on a timely basis, and is included in this report.

 To the best of these officers' knowledge and belief, there have been no significant changes in internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting subsequent to the date on which such evaluation was completed in connection with this report.

 CEO and CFO Certifications    With respect to the year ending December 31, 2004, TCPL's President and Chief Executive Officer has provided the New York Stock Exchange the annual CEO certification regarding TCPL's compliance with the New York Stock Exchange's corporate governance listing standards applicable to foreign issuers. In addition, TCPL's President and Chief Executive Officer and Chief Financial Officer have filed with the SEC certifications regarding the quality of TCPL's public disclosures relating to its fiscal 2004 reports filed with the SEC.

CRITICAL ACCOUNTING POLICY

 The company accounts for the impacts of rate regulation in accordance with generally accepted accounting principles (GAAP) as outlined in Note 1 to the consolidated financial statements. Three criteria must be met to use these accounting principles: the rates for regulated services or activities must be subject to approval by a regulator; the regulated rates must be designed to recover the cost of providing the services or products; and it must be reasonable to assume that rates set at levels to recover the cost can be charged to and will be collected from customers in view of the demand for services or products and the level of direct and indirect competition. The company's management believes that all three of these criteria have been met. The most significant impact from the use of these accounting principles is that in order to appropriately reflect the economic impact of the regulators' decisions regarding the company's revenues and tolls, and to thereby achieve a proper matching of revenues and expenses, the timing of recognition of certain expenses and revenues in the regulated businesses may differ from that otherwise expected under GAAP. The most significant example of this relates to the recording of income taxes on the taxes payable basis as outlined in Note 16 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATE

 Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TCPL's critical accounting estimate is depreciation expense. TCPL's plant, property and equipment are depreciated on a straight-line basis over their estimated useful lives. Depreciation expense for the year ended December 31, 2004 was $945 million. Depreciation expense impacts the Gas Transmission and Power segments of the company. In the Gas Transmission business, depreciation rates are approved by the regulators and recoverable based on the cost of providing the services or products. A change in the estimation of the useful lives of the plant, property and equipment in the Gas Transmission segment would, if recovery through rates is permitted by the regulators, have no material impact on TCPL's net income but would directly impact funds generated from operations.

 In 2004, TCPL recognized in income the remaining amount related to the critical accounting estimate of the after-tax deferred gain recorded on the 2001 sale of the Gas Marketing business, which is further described in Discontinued Operations.

ACCOUNTING CHANGES

 Asset Retirement Obligations    In January 2003, the Canadian Institute of Chartered Accountants (CICA) issued a new Handbook Section "Asset Retirement Obligations". The new section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This section was effective for TCPL as of January 1, 2004 and was applied retroactively with restatement of prior periods. See Note 2 to the consolidated financial statements for the impact of this accounting change.

 Hedging Relationships    Effective January 1, 2004, the company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. See Note 2 to the consolidated financial statements for the impact of this accounting change.

 Generally Accepted Accounting Principles    Effective January 1, 2004, the company adopted the new Handbook Section "Generally Accepted Accounting Principles" which establishes standards for financial reporting in accordance with GAAP. It defines primary sources of GAAP and requires that an entity apply every relevant primary source, therefore eliminating the ability to rely on industry practice to support a particular accounting policy and provides an exemption for rate-regulated operations. This section was applied prospectively. See Note 2 to the consolidated financial statements for the impact of this accounting change.

 General Standards of Financial Statement Presentation    Effective January 1, 2004, the company adopted the new Handbook Section "General Standards of Financial Statement Presentation" which clarifies what constitutes "fair presentation in accordance with GAAP". The adoption of this section did not have an impact on the company's consolidated financial statements.

 Employee Future Benefits    In March 2004, the CICA amended the existing Handbook Section "Employee Future Benefits". The amendments expand the disclosure requirements for employee future benefits and are effective for fiscal years ending on or after June 30, 2004. The company adopted these provisions effective December 31, 2004. The impacts of the amendments have been included in Note 19 to the consolidated financial statements.

 Impairment of Long-Lived Assets    Effective January 1, 2004, the company adopted the new Handbook Section "Impairment of Long-Lived Assets". This section establishes new standards for the recognition, measurement and disclosure of the impairment of long-lived assets and establishes new write-down provisions. The adoption of this section did not have an impact on the company's consolidated financial statements.

 Consolidation of Variable Interest Entities    In June 2003, the Accounting Standards Board of the CICA issued a new Accounting Guideline "Consolidation of Variable Interest Entities" which requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. For TCPL, the guideline's requirements are effective as of January 1, 2005. Adopting the provisions of this guideline is not expected to impact the company's consolidated financial statements.

 Financial Instruments — Disclosure and Presentation    In November 2004, the CICA amended the existing Handbook Section "Financial Instruments — Disclosure and Presentation" to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer's equity shares as debt when the instrument that embodies the obligations does not establish an ownership relationship. This amendment is effective for fiscal years beginning on or after November 1, 2004. As a result, the equity component of preferred securities will be classified as debt effective January 1, 2005.

DISCONTINUED OPERATIONS

 TCPL's Board of Directors approved plans in previous years to dispose of the company's International, Canadian Midstream, Gas Marketing and certain other businesses. As of December 31, 2003, TCPL's investments in Gasoducto del Pacifico (Gas Pacifico), INNERGY Holdings S.A. (INNERGY) and P.T. Paiton Energy Company (Paiton), which were previously approved for disposal, were accounted for as part of continuing operations due to the length of time it had taken the company to dispose of these assets. Gas Pacifico and INNERGY are included in the Gas Transmission segment and Paiton is included in the Power segment. It is the intention of the company to continue with its plan to dispose of these investments.

 In 2004, the company reviewed the provision for loss on discontinued operations and the after-tax deferred gain. As a result of this review, TCPL recognized in income in 2004 the remaining $52 million of the original $102 million after-tax deferred gain.

 In 2003, TCPL recognized in income $50 million of the original $102 million after-tax deferred gain. The company's net income/(loss) from discontinued operations in 2002 was nil.

SUBSIDIARIES AND INVESTMENTS

 TCPL and its subsidiaries and investments that hold significant operating assets are noted below.

Subsidiary/Investment	Major Operating Assets	Organized under the Laws of	Effective Percentage Ownership by TCPL
TransCanada PipeLines Limited	Canadian Mainline, BC System	Canada
NOVA Gas Transmission Ltd.	Alberta System	Alberta	100
TransCanada Pipeline Ventures Ltd.	Ventures LP	Alberta	100
Foothills Pipe Lines Ltd.	Foothills System	Canada	100
TransCanada Pipeline USA Ltd.		Nevada	100
Gas Transmission Northwest Corporation	GTN	California	100
TransCanada Power Marketing Ltd.	U.S. power operations	Delaware	100
Great Lakes Gas Transmission Limited Partnership	Great Lakes	Delaware	50
Iroquois Gas Transmission System L.P.	Iroquois	Delaware	41
Portland Natural Gas Transmission System Partnership	Portland	Maine	61.7
TC PipeLines, LP	TC PipeLines, LP's assets	Delaware	33.4
Northern Border Pipeline Company	Northern Border	Texas	10
Tuscarora Gas Transmission Company	Tuscarora	Nevada	17.4
TransCanada Energy Ltd.	Canadian power operations	Canada	100
TransCanada Power, L.P.	Power LP assets	Ontario	30.6
Bruce Power L.P.	Bruce Power	Ontario	31.6
Trans Québec & Maritimes Pipeline Inc.	TQM	Canada	50
CrossAlta Gas Storage & Services Ltd.	CrossAlta	Alberta	60
TransGas de Occidente S.A.	TransGas	Colombia	46.5

SELECTED THREE YEAR CONSOLIDATED FINANCIAL DATA(1)

(millions of dollars except per share amounts)	2004	2003	2002
Income Statement
Revenues	5,107	5,357	5,214
Net income
Continuing operations	978	801	747
Discontinued operations	52	50	—

	1,030	851	747

Balance Sheet
Total assets	22,129	20,698	20,172
Long-term debt	9,713	9,465	8,815
Non-recourse debt of joint ventures	779	761	1,222
Preferred securities (liability component)	19	22	238

Per Common Share Data
Net income — Basic
Continuing operations	$2.03	$1.66	$1.56
Discontinued operations	0.11	0.11	—

	$2.14	$1.77	$1.56

Net income — Diluted
Continuing operations	$2.03	$1.66	$1.55
Discontinued operations	0.11	0.11	—

	$2.14	$1.77	$1.55

Dividends declared(2)	$1.17	$1.08	$1.00
(1)
The selected three year consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 22 of TCPL's 2004 audited consolidated financial statements.

(2)
Effective May 15, 2003, TCPL dividends have been declared in an amount equal to the aggregate dividend paid by TransCanada. The amounts presented reflect the aggregate amount divided by total outstanding common shares of TCPL.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(1)

(millions of dollars except per share amounts)	Fourth	Third	Second	First
2004
Revenues	1,394	1,224	1,256	1,233
Net income applicable to common shares
Continuing operations	184	192	388	214
Discontinued operations	—	52	—	—

	184	244	388	214

SHARE STATISTICS
Net income per share — Basic and Diluted
Continuing operations	$0.38	$0.40	$0.81	$0.44
Discontinued operations	—	0.11	—	—

	$0.38	$0.51	$0.81	$0.44

	Fourth	Third	Second	First
2003
Revenues	1,319	1,391	1,311	1,336
Net income applicable to common shares
Continuing operations	193	198	202	208
Discontinued operations	—	50	—	—

	193	248	202	208

SHARE STATISTICS
Net income per share — Basic and Diluted
Continuing operations	$0.40	$0.41	$0.42	$0.43
Discontinued operations	—	0.11	—	—

	$0.40	$0.52	$0.42	$0.43
(1)
The selected quarterly consolidated financial data has been prepared in accordance with Canadian GAAP. Certain comparative figures have been reclassified to conform with the current year's presentation. For a discussion on the factors affecting the comparability of the financial data, including discontinued operations, refer to Note 1 and Note 22 of TCPL's 2004 audited consolidated financial statements.

Factors Impacting Quarterly Financial Information

 In the Gas Transmission business, which consists primarily of the company's investments in regulated pipelines, annual revenues and net earnings fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter over quarter revenues and earnings during any particular fiscal year remain fairly stable with fluctuations arising as a result of adjustments being recorded due to regulatory decisions and negotiated settlements with shippers and due to items outside of the normal course of operations.

 In the Power business, which consists primarily of the company's investments in electrical power generation plants, quarter over quarter revenues and net earnings are affected by seasonal weather conditions, customer demand, market prices, planned and unplanned plant outages as well as items outside of the normal course of operations.

 Significant items which impacted 2004 and 2003 quarterly net earnings are as follows.

  •
  In first quarter 2003, TCPL completed the acquisition of a 31.6 per cent interest in Bruce Power, resulting in increased equity income in the Power business from thereon.
  •
  Second quarter 2003 net earnings included a $19 million positive after-tax earnings impact of a June 2003 settlement with a former counterparty that had previously defaulted under power forward contracts.

  •
  Third quarter 2003 net earnings included TCPL's $11 million share of a positive future income tax benefit adjustment recognized by TransGas.
  •
  First quarter 2004 net earnings included approximately $12 million of income tax refunds and related interest.
  •
  Second quarter 2004 net earnings included gains related to Power LP of $187 million, of which $132 million were previously deferred and were being amortized into income to 2017.
  •
  In third quarter 2004, the EUB's decisions on the GCOC and Phase I of the 2004 GRA resulted in lower earnings for the Alberta System compared to the previous quarters. In addition, third quarter 2004 included a $12 million after-tax adjustment related to the release of previously established restructuring provisions and recognition of $8 million of non-capital loss carryforwards.
  •
  In fourth quarter 2004, TCPL completed the acquisition of GTN, thereby recording $14 million of earnings from the November 1, 2004 acquisition date. Power recorded a $16 million pre-tax positive impact of a restructuring transaction related to power purchase contracts between OSP and Boston Edison in Eastern Operations.

Fourth Quarter 2004 Highlights

SEGMENT RESULTS-AT-A-GLANCE
Three months ended December 31 (millions of dollars)

	2004	2003
Gas Transmission	157	160
Power	31	44
Corporate	(4)	(11)

Net Income Applicable to Common Shares	184	193

 Net income applicable to common shares and net earnings for fourth quarter 2004 for TCPL were $184 million compared to $193 million for the same period in 2003. This decrease was primarily due to lower net earnings from the Power and Gas Transmission businesses, partially offset by lower net expenses in the Corporate segment.

 Power's net earnings in fourth quarter 2004 of $31 million decreased $13 million compared to $44 million in fourth quarter 2003 primarily due to lower earnings from Western Operations and Eastern Operations. Operating and other income from Western Operations in fourth quarter 2004 of $25 million was $6 million lower compared to the $31 million earned in the same period in 2003. The decrease was mainly due to a reduction in income from ManChief following the sale of the plant to Power LP in April 2004, cumulative operating cost adjustments settled in fourth quarter 2004 at the MacKay River cogeneration plant and reduced margins resulting from lower market heat rates on uncontracted volumes.

 Operating and other income from Eastern Operations in fourth quarter 2004 of $31 million was $5 million lower compared to $36 million earned in the same period in 2003. The decrease was primarily due to a reduction in income as a result of the sale of the Curtis Palmer hydroelectric facilities to Power LP in April 2004, the unfavourable impact of higher natural gas fuel costs at OSP, earnings recorded in 2003 on the Cobourg temporary generation facility and a weaker U.S. dollar in 2004 compared to 2003. Partially offsetting these reductions was a $16 million pre-tax positive impact of a restructuring transaction related to power purchase contracts between OSP and Boston Edison. In fourth quarter 2004, TCPL closed a transaction with Boston Edison resulting in TCPL assuming a 23.5 per cent share of the OSP power purchase contracts and recognized earnings from the effective date of April 1, 2004.

 For fourth quarter 2004, Gas Transmission's net earnings were $157 million compared to $160 million in fourth quarter 2003. The $3 million decrease was due to a $5 million reduction in earnings from Wholly-Owned Pipelines, partially offset by a $2 million increase in net earnings from the Other Gas Transmission businesses. The reduction in earnings from Wholly-Owned Pipelines was primarily due to a decline in the Canadian Mainline and the Alberta System net earnings. Regulatory decisions in 2004, as well as lower returns and investment bases, resulted in lower earnings for the Canadian Mainline and the Alberta System. These decreases were partially offset by net earnings of $14 million during the quarter from TCPL's investment in GTN which was acquired in November 2004. The increase in earnings from Other

Gas Transmission was primarily due to higher earnings from CrossAlta as a result of favourable gas market storage conditions as well as higher earnings from Ventures LP. These increases were partially offset by the impact of a weaker U.S. dollar.

 Net expenses, after tax, in the Corporate segment for the quarter ended December 31, 2004 were $4 million compared to $11 million for the corresponding period in 2003. The $7 million decrease in Corporate net expenses for the three months ended December 31, 2004 compared to the same period in 2003 was primarily due to the positive impacts of income tax and foreign exchange related items.

SHARE INFORMATION

 As at March 1, 2005, TCPL had 480,668,109 issued and oustanding common shares and there were no outstanding options to purchase common shares.

OTHER INFORMATION

 Additional information relating to TCPL, including the company's Annual Information Form and continuous disclosure documents, is posted on SEDAR at www.sedar.com under TransCanada PipeLines Limited.

 Other selected consolidated financial information for the years ended December 31, 2004, 2003, 2002, 2001, and 2000 is found under the heading "Five-Year Financial Highlights" on pages F-48 and F-49 of this report.

FORWARD-LOOKING INFORMATION

 Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TCPL with Canadian securities regulators and with the SEC. TCPL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

2004 Application	2004 Canadian Mainline Tolls and Tariff Application
APG	Aboriginal Pipeline Group
ATCO	ATCO Pipelines
B.C.	British Columbia
Bcf/d	Billion cubic feet per day
Boston Edison	Boston Edison Company
Bruce Power	Bruce Power L.P.
Cameco	Cameco Corporation
CAPP	Canadian Association of Petroleum Producers
Cartier Wind	Cartier Wind Energy
CBM	Coalbed methane
CICA	Canadian Institute of Chartered Accountants
CrossAlta	CrossAlta Gas Storage & Services Ltd.
DBRS	Dominion Bond Rating Service Limited
Disclosure controls	Disclosure controls and procedures
EUB	Alberta Energy and Utilities Board
FCA	Federal Court of Appeal
FERC	U. S. Federal Energy Regulatory Commission
Foothills	Foothills Pipe Lines Ltd.
FT	Firm transportation
FT-NR	Non-renewable firm transportation
FT-RAM	Firm transportation service enhancement
GAAP	Generally accepted accounting principles
Gas Pacifico	Gasoducto del Pacifico
GCOC	Generic Cost of Capital
GRA	General Rate Application
Great Lakes	Great Lakes Gas Transmission System
GTN	Gas Transmission Northwest System and the North Baja System, collectively
GUA	Gas Utilities Act (Alberta)
GWh	Gigawatt hours
Hydro-Québec	Hydro-Québec Distribution
INNERGY	INNERGY Holdings S.A.
Iroquois	Iroquois Gas Transmission System
Keystone	Keystone Pipeline
Km	Kilometres
LNG	Liquefied natural gas
Millennium	Millennium Pipeline project
MMcf/d	Million cubic feet per day
Moody's	Moody's Investors Service
MW	Megawatts
MWh	Megawatt hour
NBJ	North Bay Junction
NEB	National Energy Board
Net earnings	Net income from continuing operations
Northern Border	Northern Border Pipeline
NPA	Northern Pipeline Act of Canada
OM&A	Operating, maintenance and administration
OPG	Ontario Power Generation
OSP	Ocean State Power
Paiton	P.T. Paiton Energy Company
Portland	Portland Natural Gas Transmission System
Portlands Energy	Portlands Energy Centre L.P.
Power LP	TransCanada Power, L.P.
PPAs	Power purchase arrangements

ROE	Rate of return on common equity
SEC	U.S. Securities and Exchange Commission
Shell	Shell US Gas & Power LLC
Simmons	Simmons Pipeline System
TCPL or the company	TransCanada PipeLines Limited
TCPM	TransCanada Power Marketing Limited
The Consortium	The consortium that includes Cameco and BPC Generation Infrastructure Trust
TQM	Trans Québec & Maritimes System
TransCanada	TransCanada Corporation
TransGas	TransGas de Occidente S.A.
Tuscarora	Tuscarora Gas Transmission System
U.S.	United States
USGen	USGen New England
Ventures LP	TransCanada Pipeline Ventures Limited Partnership
Vermont Hydroelectric	Vermont Hydroelectric Power Authority
WCSB	Western Canada Sedimentary Basin

TransCanada PipeLines Limited

Consolidated Financial Statements
December 31, 2004

REPORT OF MANAGEMENT

 The consolidated financial statements included in this report are the responsibility of Management and have been approved by the Board of Directors of the Company. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

 Management has prepared Management's Discussion and Analysis which is based on the Company's financial results prepared in accordance with Canadian GAAP. It compares the Company's financial performance in 2004 to 2003 and should be read in conjunction with the consolidated financial statements and accompanying notes. In addition, significant changes between 2003 and 2002 are highlighted. Note 23 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

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

 The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least five times during the year with Management and independently with each of the internal and external auditors and as a group to review any significant accounting, internal control and auditing matters. The Audit Committee reviews the consolidated financial statements before the consolidated financial statements are submitted to the Board of Directors for approval. The internal and external auditors have free access to the Audit Committee without obtaining prior Management approval.

 With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors' Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.

 The independent external auditors, KPMG LLP, have been appointed by the shareholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company's financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP on page F-3 outlines the scope of their examination and their opinion on the consolidated financial statements.

Harold N. Kvisle President and Chief Executive Officer	Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer
February 28, 2005

AUDITORS' REPORT

To the Shareholder of TransCanada PipeLines Limited

 We have audited the consolidated balance sheets of TransCanada PipeLines Limited as at December 31, 2004 and 2003 and the statements of consolidated income, consolidated retained earnings and consolidated cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada

February 28, 2005

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED INCOME

Year ended December 31 (millions of dollars)	2004	2003	2002
Revenues	5,107	5,357	5,214
Operating Expenses
Cost of sales	539	692	627
Other costs and expenses	1,635	1,682	1,546
Depreciation	945	914	848

	3,119	3,288	3,021

Operating Income	1,988	2,069	2,193
Other Expenses/(Income)
Financial charges (Note 9)	812	821	867
Financial charges of joint ventures	60	77	90
Equity income (Note 7)	(171)	(165)	(33)
Interest income and other	(65)	(60)	(53)
Gains related to Power LP (Note 8)	(197)	—	—

	439	673	871

Income from Continuing Operations before Income Taxes and Non- Controlling Interests	1,549	1,396	1,322
Income Taxes (Note 16)
Current	431	305	270
Future	77	230	247

	508	535	517
Non-Controlling Interests	10	2	—

Net Income from Continuing Operations	1,031	859	805
Net Income from Discontinued Operations (Note 22)	52	50	—

Net Income	1,083	909	805
Preferred Securities Charges	31	36	36
Preferred Share Dividends	22	22	22

Net Income Applicable to Common Shares	1,030	851	747

Net Income Applicable to Common Shares
Continuing operations	978	801	747
Discontinued operations	52	50	—

	1,030	851	747

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED CASH FLOWS

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Net income from continuing operations	1,031	859	805
Depreciation	945	914	848
Future income taxes	77	230	247
Gains related to Power LP	(197)	—	—
Equity income in excess of distributions received (Note 7)	(123)	(119)	(6)
Pension funding in excess of expense	(29)	(65)	(33)
Other	(32)	(9)	(34)

Funds generated from continuing operations	1,672	1,810	1,827
Decrease in operating working capital (Note 20)	33	112	33

Net cash provided by continuing operations	1,705	1,922	1,860
Net cash (used in)/provided by discontinued operations	(6)	(17)	59

	1,699	1,905	1,919

Investing Activities
Capital expenditures	(476)	(391)	(599)
Acquisitions, net of cash acquired (Note 8)	(1,516)	(570)	(228)
Disposition of assets (Note 8)	410	—	—
Deferred amounts and other	(24)	(138)	(112)

Net cash used in investing activities	(1,606)	(1,099)	(939)

Financing Activities
Dividends and preferred securities charges	(623)	(588)	(546)
Advances from parent	35	46	—
Notes payable issued/(repaid), net	179	(62)	(46)
Long-term debt issued	1,042	930	—
Reduction of long-term debt	(997)	(744)	(486)
Non-recourse debt of joint ventures issued	233	60	44
Reduction of non-recourse debt of joint ventures	(113)	(71)	(80)
Partnership units of joint ventures issued	88	—	—
Common shares issued	—	18	50
Redemption of junior subordinated debentures	—	(218)	—

Net cash used in financing activities	(156)	(629)	(1,064)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term
Investments	(87)	(52)	(3)

(Decrease)/Increase in Cash and Short-Term Investments	(150)	125	(87)
Cash and Short-Term Investments
Beginning of year	337	212	299

Cash and Short-Term Investments
End of year	187	337	212

The accompanying notes to the consolidated financial statements are an integral part of these statements.

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED BALANCE SHEET

December 31 (millions of dollars)	2004	2003
ASSETS
Current Assets
Cash and short-term investments	187	337
Accounts receivable	627	603
Inventories	174	165
Other	120	88

	1,108	1,193
Long-Term Investments (Note 7)	840	733
Plant, Property and Equipment (Notes 4, 9 and 10)	18,704	17,415
Other Assets (Note 5)	1,477	1,357

	22,129	20,698

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable (Note 17)	546	367
Accounts payable	1,215	1,131
Accrued interest	214	208
Current portion of long-term debt (Note 9)	766	550
Current portion of non-recourse debt of joint ventures (Note 10)	83	19

	2,824	2,275
Deferred Amounts (Note 11)	666	561
Long-Term Debt (Note 9)	9,713	9,465
Future Income Taxes (Note 16)	509	427
Non-Recourse Debt of Joint Ventures (Note 10)	779	761
Preferred Securities (Note 12)	19	22

	14,510	13,511

Non-Controlling Interests	76	82
Shareholders' Equity
Preferred securities (Note 12)	670	672
Preferred shares (Note 13)	389	389
Common shares (Note 14)	4,632	4,632
Contributed surplus	270	267
Retained earnings	1,653	1,185
Foreign exchange adjustment (Note 15)	(71)	(40)

	7,543	7,105

Commitments, Contingencies and Guarantees (Note 21)
	22,129	20,698

 The accompanying notes to the consolidated financial statements are an integral part of these statements.

 On behalf of the Board:

Harold N. Kvisle	Harry G. Schaefer
Director	Director

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED RETAINED EARNINGS

Year ended December 31 (millions of dollars)	2004	2003	2002
Balance at beginning of year	1,185	854	586
Net income	1,083	909	805
Preferred securities charges	(31)	(36)	(36)
Preferred share dividends	(22)	(22)	(22)
Common share dividends	(562)	(520)	(479)

	1,653	1,185	854

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

Gas Transmission

 The Gas Transmission segment owns and operates the following natural gas pipelines:

  •
  a natural gas transmission system extending from the Alberta border east into Québec (the Canadian Mainline);
  •
  a natural gas transmission system in Alberta (the Alberta System);
  •
  a natural gas transmission system extending from the British Columbia/Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon (the Gas Transmission Northwest System);
  •
  a natural gas transmission system extending from central Alberta to the B.C., Saskatchewan and the United States borders (the Foothills System);
  •
  a natural gas transmission system extending from the Alberta border west into southeastern B.C. (the BC System);
  •
  a natural gas transmission system extending from a point near Ehrenberg, Arizona to the Baja California, Mexico/California border (the North Baja System); and
  •
  natural gas transmission systems in Alberta which supply natural gas to the oil sands region of northern Alberta and to a petrochemical complex at Joffre, Alberta (Ventures LP).

Gas Transmission also holds the Company's investments in other natural gas pipelines and natural gas storage facilities located primarily in Canada and the U.S. In addition, Gas Transmission investigates and develops new natural gas transmission, natural gas storage and liquefied natural gas regasification facilities in Canada and the U.S.

Power

The Power segment builds, owns and operates electrical power generation plants, and markets electricity. Power also holds the Company's investments in other electrical power generation plants. This business operates in Canada and the U.S.

NOTE 1    ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by Management in accordance with Canadian generally accepted accounting principles (GAAP). These accounting principles are different in some respects from U.S. GAAP and the significant differences are described in Note 23. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year's presentation.

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

Basis of Presentation

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TCPL were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements include the accounts of TCPL, the consolidated accounts of all subsidiaries and TCPL's proportionate share of the accounts of the Company's joint venture investments.

On November 1, 2004, the Company acquired a 100 per cent interest in the Gas Transmission Northwest System and the North Baja System (collectively GTN) and, as a result, GTN was consolidated subsequent to that date. In December 2003, TCPL increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) to 61.7 per cent from 43.4 per cent. Subsequent to the acquisition, Portland was consolidated in the Company's financial statements with 38.3 per cent reflected in non-controlling interests. In August 2003, the Company acquired the remaining interests in Foothills Pipe Lines Ltd. and its subsidiaries (Foothills) previously not held by TCPL, and Foothills was consolidated subsequent to that date.

TCPL uses the equity method of accounting for investments over which the Company is able to exercise significant influence.

Regulation

The Canadian Mainline, the BC System, the Foothills System, and Trans Québec & Maritimes Pipeline Inc. (Trans Québec & Maritimes) are subject to the authority of the National Energy Board (NEB) and the Alberta System is regulated by the Alberta Energy and Utilities Board (EUB). These Canadian natural gas transmission operations are regulated with respect to the determination of revenues, tolls, construction and operations. The NEB approved interim tolls for 2004 for the Canadian Mainline. The tolls will remain interim pending a decision on Phase II of the 2004 Tolls and Tariff Application, which will address capital structure, for the Canadian Mainline. Any adjustments to the interim tolls will be recorded in accordance with the NEB decision. The Gas Transmission Northwest System, the North Baja System and the other natural gas pipelines in the U.S. are subject to the authority of the Federal Energy Regulatory Commission (FERC). In order to appropriately reflect the economic impact of the regulators' decisions regarding the Company's revenues and tolls, and to thereby achieve a proper matching of revenues and expenses, the timing of recognition of certain revenues and expenses in these regulated businesses may differ from that otherwise expected under GAAP.

Cash and Short-Term Investments

The Company's short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

Inventories

Inventories are carried at the lower of average cost or net realizable value and primarily consist of materials and supplies including spare parts and storage gas.

Plant, Property and Equipment

Gas Transmission

Plant, property and equipment of natural gas transmission operations are carried at cost. Depreciation is calculated on a straight-line basis. Pipeline and compression equipment are depreciated at annual rates ranging from two to six per cent and metering and other plant are depreciated at various rates. An allowance for funds used during construction, using the rate of return on rate base approved by the regulators, is capitalized and included in the cost of gas transmission plant.

Power

Plant, property and equipment in the Power business are recorded at cost and depreciated on a straight-line basis over estimated service lives at average annual rates generally ranging from two to four per cent. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives. Interest is capitalized on capital projects.

Corporate

Corporate plant, property and equipment are recorded at cost and depreciated on a straight-line basis over estimated useful lives at average annual rates ranging from three to 20 per cent.

Power Purchase Arrangements

Power purchase arrangements (PPAs) are long-term contracts to purchase or sell power on a predetermined basis. The initial payments for PPAs acquired by TCPL are deferred and amortized over the terms of the contracts, from the dates of acquisition, which range from eight to 23 years. Certain PPAs under which TCPL sells power are accounted for as operating leases and, accordingly, the related plant, property and equipment are accounted for as assets under operating leases.

Income Taxes

As prescribed by the regulators, the taxes payable method of accounting for income taxes is used for tollmaking purposes for Canadian natural gas transmission operations. Under the taxes payable method, it is not necessary to provide for future income taxes. As permitted by Canadian GAAP, this method is also used for accounting purposes, since there is reasonable expectation that future taxes payable will be included in future costs of service and recorded in revenues at that time. The liability method of accounting for income taxes is used for the remainder of the Company's operations. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

Canadian income taxes are not provided on the unremitted earnings of foreign investments as the Company does not intend to repatriate these earnings in the foreseeable future.

Foreign Currency Translation

Most of the Company's foreign operations are self-sustaining and are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at period end exchange rates and items included in the statements of consolidated income, consolidated retained earnings and consolidated cash flows are translated at the exchange rates in effect at the time of the transaction. Translation adjustments are reflected in the foreign exchange adjustment in Shareholders' Equity.

Certain foreign operations included in TCPL's investment in TransCanada Power, L.P. (Power LP) are integrated and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at period end exchange rates, non-monetary assets and liabilities are translated at historical exchange rates, revenues and expenses are translated at the exchange rate in effect at the time of the transaction and depreciation of assets translated at historical rates is translated at the same rate as the asset to which it relates. Gains and losses on translation are reflected in income when incurred.

Exchange gains or losses on the principal amounts of foreign currency debt and preferred securities related to the Alberta System and the Canadian Mainline are deferred until they are recovered in tolls.

Derivative Financial Instruments

The Company utilizes derivative and other financial instruments to manage its exposure to changes in foreign currency exchange rates, interest rates and energy commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the corresponding hedged transactions. The recognition of gains and losses on derivatives used as hedges for Canadian Mainline, Alberta System, GTN and the Foothills System exposures is determined through the regulatory process.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivative substantially offset the changes in the cash flows of the hedged position and the timing of the cash flows is similar. Effectiveness for fair value hedges is achieved if changes in the fair value of the derivative substantially offset changes in the fair value attributable to the hedged item. In the event that a derivative does not meet the designation or effectiveness criterion, the derivative is accounted for at fair value and realized and unrealized gains and losses on the derivative are recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the corresponding hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Employee Benefit and Other Plans

The Company sponsors defined benefit pension plans (DB Plans). The cost of defined benefit pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are measured at fair value. The expected return on pension plan assets is determined using market-related values based on a five-year moving average value for all plan assets. Adjustments arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain or loss over 10 per cent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. The Company previously sponsored two additional plans, a defined contribution plan and a combination of the defined benefit and defined contribution plans, which were effectively terminated at December 31, 2002.

NOTE 2    ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) Handbook Section "Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with asset retirement costs. This section requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. This accounting change was applied retroactively with restatement of prior periods.

The plant, property and equipment of the regulated natural gas transmission operations consists primarily of underground pipelines and above ground compression equipment and other facilities. No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods. For Gas Transmission, excluding regulated natural gas transmission operations, the impact of this accounting change resulted in an increase of $2 million in plant, property and equipment and in the estimated fair value of the liability as at January 1, 2003 and December 31, 2003.

The plant, property and equipment in the Power business consists primarily of power plants in Canada and the U.S. The impact of this accounting change resulted in an increase of $6 million and $7 million in plant, property and equipment and in the estimated fair value of the liability as at January 1, 2003 and December 31, 2003, respectively. The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003.

The impact of this change on TCPL's net income in prior years was nil. The impact of this accounting change on the Company's financial statements as at and for the year ended December 31, 2004 is disclosed in Note 18.

Hedging Relationships

Effective January 1, 2004, the Company adopted the provisions of the CICA's new Accounting Guideline "Hedging Relationships" that specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges, and the discontinuance of hedge accounting. The adoption of the new guideline, which TCPL applied prospectively, had no significant impact on net income for the year ended December 31, 2004.

Generally Accepted Accounting Principles

Effective January 1, 2004, the Company adopted the new standard of the CICA Handbook Section "Generally Accepted Accounting Principles" that defines primary sources of GAAP and the other sources that need to be considered in the application of GAAP. The new standard eliminates the ability to rely on industry practice to support a particular accounting policy and provides an exemption for rate-regulated operations.

This accounting change was applied prospectively and there was no impact on net income in the year ended December 31, 2004. In prior years, in accordance with industry practice, certain assets and liabilities related to the Company's regulated activities, and offsetting deferral accounts, were not recognized on the balance sheet. The impact of the change on the consolidated balance sheet as at January 1, 2004 is as follows.

(millions of dollars)	Increase/ (Decrease)
Other assets	153

Deferred amounts	80
Long-term debt	76
Preferred securities	(3)

Total liabilities	153

NOTE 3    SEGMENTED INFORMATION

NET INCOME/(LOSS)(1)

Year ended December 31, 2004 (millions of dollars)	Gas Transmission	Power	Corporate	Total
Revenues	3,917	1,190	—	5,107
Cost of sales(2)	—	(539)	—	(539)
Other costs and expenses	(1,225)	(407)	(3)	(1,635)
Depreciation	(873)	(72)	—	(945)

Operating income/(loss)	1,819	172	(3)	1,988
Financial and preferred equity charges and non-controlling interests	(785)	(9)	(81)	(875)
Financial charges of joint ventures	(56)	(4)	—	(60)
Equity income	41	130	—	171
Interest income and other	14	14	37	65
Gains related to Power LP	—	197	—	197
Income taxes	(447)	(104)	43	(508)

Continuing operations	586	396	(4)	978

Discontinued operations				52

Net Income Applicable to Common Shares				1,030

Year ended December 31, 2003 (millions of dollars)
Revenues	3,956	1,401	—	5,357
Cost of sales(2)	—	(692)	—	(692)
Other costs and expenses	(1,270)	(405)	(7)	(1,682)
Depreciation	(831)	(82)	(1)	(914)

Operating income/(loss)	1,855	222	(8)	2,069
Financial and preferred equity charges and non-controlling interests	(781)	(11)	(89)	(881)
Financial charges of joint ventures	(76)	(1)	—	(77)
Equity income	66	99	—	165
Interest income and other	17	14	29	60
Income taxes	(459)	(103)	27	(535)

Continuing operations	622	220	(41)	801

Discontinued operations				50

Net Income Applicable to Common Shares				851

Year ended December 31, 2002 (millions of dollars)	Gas Transmission	Power	Corporate	Total
Revenues	3,921	1,293	—	5,214
Cost of sales(2)	—	(627)	—	(627)
Other costs and expenses	(1,166)	(371)	(9)	(1,546)
Depreciation	(783)	(65)	—	(848)

Operating income/(loss)	1,972	230	(9)	2,193
Financial and preferred equity charges and non-controlling interests	(821)	(13)	(91)	(925)
Financial charges of joint ventures	(90)	—	—	(90)
Equity income	33	—	—	33
Interest income and other	17	13	23	53
Income taxes	(458)	(84)	25	(517)

Continuing operations	653	146	(52)	747

Discontinued operations				—

Net Income Applicable to Common Shares				747

(1)
In determining the net income of each segment, certain expenses such as indirect financial charges and related income taxes are not allocated to business segments.

(2)
Cost of sales is comprised of commodity purchases for resale.

TOTAL ASSETS

December 31 (millions of dollars)	2004	2003
Gas Transmission	18,428	17,064
Power	2,802	2,753
Corporate	892	870

Continuing operations	22,122	20,687
Discontinued operations	7	11

	22,129	20,698

GEOGRAPHIC INFORMATION

Year ended December 31 (millions of dollars)	2004	2003	2002(4)
Revenues(3)
Canada — domestic	3,147	3,257	2,731
Canada — export	1,261	1,293	1,641
United States	699	807	842

	5,107	5,357	5,214

(3)
Revenues are attributed to countries based on country of origin of product or service.

(4)
Canada — domestic revenues were reduced in 2002 as a result of transportation service credits of $662 million. These services were discontinued in 2003.

PLANT, PROPERTY AND EQUIPMENT

December 31 (millions of dollars)	2004	2003
Canada	14,757	15,156
United States	3,947	2,259

	18,704	17,415

CAPITAL EXPENDITURES

Year ended December 31 (millions of dollars)	2004	2003	2002
Gas Transmission	187	256	382
Power	285	132	193
Corporate and Other	4	3	24

	476	391	599

NOTE 4    PLANT, PROPERTY AND EQUIPMENT

December 31 (millions of dollars)	2004			2003
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Gas Transmission
Canadian Mainline
Pipeline	8,695	3,421	5,274	8,683	3,176	5,507
Compression	3,322	947	2,375	3,318	832	2,486
Metering and other	366	125	241	404	132	272

	12,383	4,493	7,890	12,405	4,140	8,265
Under construction	16	—	16	12	—	12

	12,399	4,493	7,906	12,417	4,140	8,277

Alberta System
Pipeline	4,978	2,055	2,923	4,934	1,908	3,026
Compression	1,496	599	897	1,507	549	958
Metering and other	861	262	599	862	211	651

	7,335	2,916	4,419	7,303	2,668	4,635
Under construction	20	—	20	13	—	13

	7,355	2,916	4,439	7,316	2,668	4,648

GTN(1)
Pipeline	1,131	9	1,122
Compression	726	2	724
Metering and other	187	1	186

	2,044	12	2,032
Under construction	17	—	17

	2,061	12	2,049

Foothills System
Pipeline	815	346	469	834	317	517
Compression	373	114	259	378	99	279
Metering and other	78	35	43	60	35	25

	1,266	495	771	1,272	451	821

Joint Ventures and other	3,213	1,053	2,160	3,361	1,052	2,309

	26,294	8,969	17,325	24,366	8,311	16,055

Power(2)
Power generation facilities	1,397	375	1,022	1,439	381	1,058
Other	77	45	32	84	41	43

	1,474	420	1,054	1,523	422	1,101
Under construction	288	—	288	209	—	209

	1,762	420	1,342	1,732	422	1,310

Corporate	124	87	37	122	72	50

	28,180	9,476	18,704	26,220	8,805	17,415

(1)
TCPL acquired GTN on November 1, 2004.

(2)
Certain Power generation facilities are accounted for as assets under operating leases. At December 31, 2004, the net book value of these facilities was $70 million. Revenues of $7 million were attributed to the PPAs of these facilities in 2004.

NOTE 5    OTHER ASSETS

December 31 (millions of dollars)	2004	2003
Derivative contracts	253	118
PPAs — Canada(1)	274	278
PPAs — U.S.(1)	98	248
Pension and other benefit plans	209	201
Regulatory deferrals	199	212
Loans and advances(2)	135	111
Goodwill	58	—
Other	251	189

	1,477	1,357

(1)
The following amounts related to the PPAs are included in the consolidated financial statements.

December 31 (millions of dollars)	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
PPAs — Canada	345	71	274	329	51	278
PPAs — U.S.	102	4	98	276	28	248
The
aggregate amortization expense with respect to the PPAs was $24 million for the year ended December 31, 2004 (2003 — $37 million; 2002 — $28 million). The amortization expense with respect to the Company's PPAs approximate: 2005 — $26 million; 2006 — $26 million; 2007 — $26 million; 2008 — $26 million; and 2009 — $26 million. In April 2004, the Company disposed of all its PPAs — U.S. to Power LP and, as a result of its joint venture investment in Power LP, recorded US$74 million of PPAs — U.S. In 2004, TransCanada also recorded $16 million of PPAs — Canada.

(2)
Includes a $75 million unsecured note receivable from Bruce Power L.P. (Bruce Power) bearing interest at 10.5 per cent per annum, due February 14, 2008.

NOTE 6    JOINT VENTURE INVESTMENTS

			TCPL's Proportionate Share
			Income Before Income Taxes Year ended December 31			Net Assets December 31
(millions of dollars)	Ownership Interest		2004	2003	2002	2004	2003
Gas Transmission
Great Lakes	50.0%	(1)	86	81	102	379	419
Iroquois	41.0%	(1)	28	31	30	175	169
TC PipeLines, LP	33.4%		22	21	24	124	130
Trans Québec & Maritimes	50.0%		13	14	13	75	77
CrossAlta	60.0%	(1)	20	11	21	24	25
Foothills		(2)	—	19	29	—	—
Other	Various		6	7	7	27	22
Power
Power LP	30.6%	(3)	32	25	26	289	234
ASTC Power Partnership	50.0%	(4)	—	—	—	93	99

			207	209	252	1,186	1,175

(1)
Great Lakes Gas Transmission Limited Partnership (Great Lakes); Iroquois Gas Transmission System, L.P. (Iroquois); CrossAlta Gas Storage & Services Ltd. (CrossAlta).

(2)
In August 2003, the Company acquired the remaining interests in Foothills previously not held by TCPL, and Foothills was consolidated subsequent to that date.

(3)
In April 2004, the Company's interest in Power LP decreased to 30.6 per cent from 35.6 per cent.

(4)
The Company has a 50.0 per cent ownership interest in ASTC Power Partnership, which is located in Alberta and holds a PPA. The underlying power volumes related to the 50.0 per cent ownership interest in the Partnership are effectively transferred to TCPL.

Consolidated retained earnings at December 31, 2004 include undistributed earnings from these joint ventures of $509 million (2003 — $509 million).

Summarized Financial Information of Joint Ventures

Year ended December 31 (millions of dollars)	2004	2003	2002
Income
Revenues	559	623	680
Other costs and expenses	(238)	(275)	(251)
Depreciation	(88)	(96)	(119)
Financial charges and other	(26)	(43)	(58)

Proportionate share of income before income taxes of joint ventures	207	209	252

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Flows
Operations	269	272	323
Investing activities	(179)	(114)	(124)
Financing activities	(76)	(156)	(210)
Effect of foreign exchange rate changes on cash and short-term investments	(5)	(10)	(1)

Proportionate share of increase/(decrease) in cash and short-term investments of joint ventures	9	(8)	(12)

December 31 (millions of dollars)	2004	2003
Balance Sheet
Cash and short-term investments	64	55
Other current assets	133	106
Long-term investments	105	118
Plant, property and equipment	1,644	1,693
Other assets and deferred amounts (net)	221	109
Current liabilities	(153)	(94)
Non-recourse debt	(779)	(761)
Future income taxes	(49)	(51)

Proportionate share of net assets of joint ventures	1,186	1,175

NOTE 7    LONG-TERM INVESTMENTS

			TCPL's Share
			Distributions from Equity Investments Year ended December 31			Income from Equity Investments Year ended December 31			Equity Investments December 31
(millions of dollars)	Ownership Interest		2004	2003	2002	2004	2003	2002	2004	2003
Power
Bruce Power	31.6%		—	—	—	130	99	—	642	513
Gas Transmission
Northern Border	10.0%	(1)	27	22	26	23	22	25	91	103
TransGas de Occidente S.A.	46.5%		8	8	—	11	27	5	78	80
Portland	61.7%	(2)	—	10	—	—	14	2	—	—
Other	Various		13	6	1	7	3	1	29	37

			48	46	27	171	165	33	840	733

(1)
The Northern Border equity investment effective ownership interest of 10.0 per cent is the result of the Company holding a 33.4 per cent interest in TC PipeLines, LP, which holds a 30.0 per cent interest in Northern Border Pipeline Company (Northern Border).

(2)
In September 2003, the Company increased its ownership interest in Portland to 43.4 per cent from 33.3 per cent. In December 2003, the Company increased its ownership interest to 61.7 per cent and the investment was fully consolidated subsequent to that date.

Consolidated retained earnings at December 31, 2004 include undistributed earnings from these equity investments of $285 million (2003 — $166 million).

NOTE 8    ACQUISITIONS AND DISPOSITIONS

Acquisitions

GTN

On November 1, 2004, TCPL acquired GTN for approximately US$1,730 million, including US$528 million of assumed debt and closing adjustments. The purchase price was allocated on a preliminary basis as follows using an estimate of fair values of the net assets at the date of acquisition.

Purchase Price Allocation (millions of U.S. dollars)
Current assets	45
Plant, property and equipment	1,712
Other non-current assets	30
Goodwill	48
Current liabilities	(54)
Long-term debt	(528)
Other non-current liabilities	(51)

1,202

Goodwill, which is attributable to the North Baja System, will be re-evaluated on an annual basis for impairment. Factors that contributed to goodwill include opportunities for expansion, a strong competitive position, strong demand for gas in the western markets and access to an ample supply of relatively low-cost gas. The goodwill recognized on this transaction is expected to be fully deductible for tax purposes.

The acquisition was accounted for using the purchase method of accounting. The financial results of GTN have been consolidated with those of TCPL subsequent to the acquisition date and included in the Gas Transmission segment.

Bruce Power

On February 14, 2003, the Company acquired a 31.6 per cent interest in Bruce Power for $409 million, including closing adjustments. As part of the acquisition, the Company also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to Ontario Power Generation. The resulting note receivable from Bruce Power is recorded in other assets.

The purchase price of the Company's 31.6 per cent interest in Bruce Power was allocated as follows.

Purchase Price Allocation (millions of dollars)
Net book value of assets acquired	281
Capital lease	301
Power sales agreements	(131)
Pension liability and other	(42)

409

The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the capital lease of the Bruce Power plant which is being amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements is being amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 — $38 million; 2004 — $37 million; 2005 — $25 million; 2006 — $29 million; and 2007 — $2 million.

Dispositions

Power LP

On April 30, 2004, TCPL sold the ManChief and Curtis Palmer power facilities to Power LP for US$402.6 million, plus closing adjustments of US$12.8 million, and recognized a gain of $25 million pre tax ($15 million after tax). Power LP funded the purchase through an issue of 8.1 million subscription receipts and third party debt. As part of the subscription receipts offering, TCPL purchased 540,000 subscription receipts for an aggregate purchase price of $20 million. The subscription receipts were subsequently converted into partnership units. The net impact of this issue reduced TCPL's ownership interest in Power LP to 30.6 per cent from 35.6 per cent.

At a special meeting held on April 29, 2004, Power LP's unitholders approved an amendment to the terms of the Power LP Partnership Agreement to remove Power LP's obligation to redeem all units not owned by TCPL at June 30, 2017. TCPL was required to fund this redemption, thus the removal of Power LP's obligation eliminates this requirement. The removal of the obligation and the reduction in TCPL's ownership interest in Power LP resulted in a gain of $172 million. This amount includes the recognition of unamortized gains of $132 million on previous Power LP transactions.

NOTE 9    LONG-TERM DEBT

				2003
		2004
					Weighted Average Interest Rate(2)
	Maturity Dates	Outstanding December 31(1)	Weighted Average Interest Rate(2)	Outstanding December 31(1)
CANADIAN MAINLINE(3)
First Mortgage Pipe Line Bonds
Pounds Sterling (2004 and 2003 — £25)	2007	58	16.5%	58	16.5%
Debentures
Canadian dollars	2008 to 2020	1,354	10.9%	1,354	10.9%
U.S. dollars (2004 — US$600; 2003 — US$800)	2012 to 2021	722	9.5%	1,034	9.2%
Medium-Term Notes
Canadian dollars	2005 to 2031	2,167	6.9%	2,312	6.9%
U.S. dollars (2004 and 2003 — US$120)	2010	144	6.1%	155	6.1%
Foreign exchange differential recoverable through the tollmaking process(8)		—		(60)

		4,445		4,853

ALBERTA SYSTEM(4)
Debentures and Notes
Canadian dollars	2007 to 2024	607	11.6%	627	11.6%
U.S. dollars (2004 — US$375; 2003 — US$500)	2012 to 2023	451	8.2%	646	8.3%
Medium-Term Notes
Canadian dollars	2005 to 2030	767	7.4%	767	7.4%
U.S. dollars (2004 and 2003 — US$233)	2026 to 2029	280	7.7%	301	7.7%
Foreign exchange differential recoverable through the tollmaking process(8)		—		(16)

		2,105		2,325

GTN(5)
Unsecured Debentures and Notes (2004 — US$525)	2005 to 2025	632	7.2%	—

FOOTHILLS SYSTEM(3)
Senior Secured Notes		—		80	4.3%
Senior Unsecured Notes	2009 to 2014	400	4.9%	300	4.7%

		400		380

PORTLAND(6)
Senior Secured Notes
U.S. dollars (2004 — US$256; 2003 — US$271)	2018	308	5.9%	350	5.9%

OTHER
Medium-Term Notes(3)
Canadian dollars	2005 to 2030	592	6.2%	592	6.2%
U.S. dollars (2004 — US$521; 2003 — US$665)	2006 to 2025	627	6.9%	859	6.8%
Subordinated Debentures(3)
U.S. dollars (2004 and 2003 — US$57)	2006	68	9.1%	74	9.1%
Unsecured Loans, Debentures and Notes(7)
U.S. dollars (2004 — US$1,082; 2003 — US$446)	2005 to 2034	1,302	5.1%	582	4.9%

		2,589		2,107

		10,479		10,015
Less: Current Portion of Long-Term Debt		766		550

		9,713		9,465

(1)
Amounts outstanding are stated in millions of Canadian dollars; amounts denominated in currencies other than Canadian dollars are stated in millions.

(2)
Weighted average interest rates are stated as at the respective outstanding dates. The effective weighted average interest rates resulting from swap agreements are as follows: Foothills senior unsecured notes in 2003 — 5.8 per cent; Portland senior secured notes in

  2003 — 6.2 per cent; Other U.S. dollar subordinated debentures – 9.0 per cent (2003 — 9.0 per cent); and Other U.S. dollar unsecured loans, debentures and notes — 5.2 per cent (2003 — 5.2 per cent).

(3)
Long-term debt of TCPL.

(4)
Long-term debt of NOVA Gas Transmission Ltd. excluding a $241 million note held by TCPL (2003 — $258 million).

(5)
Long-term debt of Gas Transmission Northwest Corporation.

(6)
Long-term debt of Portland.

(7)
Long-term debt of TCPL, excluding $85 million held by OSP Finance Company and $14 million held by TC Ocean State Corporation.

(8)
See Note 2, Accounting Changes — "Generally Accepted Accounting Principles".

Principal Repayments

Principal repayments on the long-term debt of the Company approximate: 2005 — $766 million; 2006 — $387 million; 2007 — $615 million; 2008 — $545 million; and 2009 — $753 million.

Debt Shelf Programs

At December 31, 2004, $1.5 billion of medium-term note debentures could be issued under a base shelf program in Canada and US$1 billion of debt securities could be issued under a debt shelf program in the U.S. In January 2005, the Company issued $300 million of 12-year medium-term notes bearing interest of 5.1 per cent under the Canadian base shelf program.

CANADIAN MAINLINE

First Mortgage Pipe Line Bonds

The Deed of Trust and Mortgage securing the Company's First Mortgage Pipe Line Bonds limits the specific and floating charges to those assets comprising the present and future Canadian Mainline and TCPL's present and future gas transportation contracts.

ALBERTA SYSTEM

Debentures

Debentures amounting to $225 million have retraction provisions which entitle the holders to require redemption of up to 8 per cent of the then outstanding principal plus accrued and unpaid interest on specified repayment dates. No redemptions have been made to December 31, 2004.

Medium-Term Notes

Medium-term notes amounting to $50 million have a provision entitling the holders to extend the maturity of the medium-term notes from the initial repayment date of 2007 to 2027. If extended, the interest rate would increase from 6.1 per cent to 7.0 per cent and the medium-term notes would become redeemable at the option of the Company.

GAS TRANSMISSION NORTHWEST CORPORATION

Senior Unsecured Notes

Senior unsecured notes amounting to US$250 million are redeemable by the Company at any time on or after June 1, 2005.

OTHER

Medium-Term Notes

Medium-term notes amounting to $150 million have retraction provisions which entitle the holders to require redemption of the principal plus accrued and unpaid interest in 2005.

Financial Charges

Year ended December 31 (millions of dollars)	2004	2003	2002
Interest on long-term debt	805	801	850
Regulatory deferrals and amortizations	(31)	(14)	(17)
Short-term interest and other financial charges	38	34	34

	812	821	867

The Company made interest payments of $816 million for the year ended December 31, 2004 (2003 — $846 million; 2002 — $866 million). The Company capitalized $11 million of interest for the year ended December 31, 2004 (2003 — $9 million; 2002 — nil).

NOTE 10    NON-RECOURSE DEBT OF JOINT VENTURES

		2004		2003
	Maturity Dates	Outstanding December 31(1)	Weighted Average Interest Rate(2)	Outstanding December 31(1)	Weighted Average Interest Rate(2)
Great Lakes
Senior Unsecured Notes
(2004 — US$235; 2003 — US$240)	2011 to 2030	283	7.9%	310	7.9%
Iroquois
Senior Unsecured Notes
(2004 and 2003 — US$151)	2010 to 2027	182	7.5%	196	7.5%
Bank Loan
(2004 — US$36; 2003 — US$43)	2008	43	2.5%	56	2.3%
Trans Québec & Maritimes
Bonds	2005 to 2010	143	7.3%	143	7.3%
Term Loan	2006	29	3.2%	34	3.5%

TransCanada Power, L.P.
Senior Unsecured Notes
(2004 — US$58)	2014	70	5.9%	—
Credit Facility	2009	64	3.2%	—
Term Loan	2010	2	11.3%	—
Other	2005 to 2012	46	4.9%	41	5.4%

		862		780
Less: Current Portion of Non- Recourse
Debt of Joint Ventures		83		19

		779		761

(1)
Amounts outstanding represent TCPL's proportionate share and are stated in millions of Canadian dollars; amounts denominated in U.S. dollars are stated in millions.

(2)
Weighted average interest rates are stated as at the respective outstanding dates. At December 31, 2004, the effective weighted average interest rates resulting from swap agreements are as follows: Iroquois bank loan — 4.1 per cent (2003 — 4.5 per cent) and Power, L.P. Credit Facility — 5.2 per cent.

The debt of joint ventures is non-recourse to TCPL. The security provided by each joint venture is limited to the rights and assets of that joint venture and does not extend to the rights and assets of TCPL, except to the extent of TCPL's investment.

The Company's proportionate share of principal repayments resulting from maturities and sinking fund obligations of the non-recourse joint venture debt approximates: 2005 — $83 million; 2006 — $49 million; 2007 — $18 million; 2008 — $18 million; and 2009 — $141 million.

The Company's proportionate share of the interest payments of joint ventures was $55 million for the year ended December 31, 2004 (2003 — $67 million; 2002 — $88 million).

NOTE 11    DEFERRED AMOUNTS

December 31 (millions of dollars)	2004	2003
Derivative contracts	209	40
Regulatory deferrals	229	131
Other benefit plans	63	32
Deferred revenue	58	215
Asset retirement obligation	36	9
Other	71	134

	666	561

NOTE 12    PREFERRED SECURITIES

The US$460 million 8.25 per cent preferred securities are redeemable by the Company at par at any time. The Company may elect to defer interest payments on the preferred securities and settle the deferred interest in either cash or common shares.

Since the deferred interest may be settled through the issuance of common shares at the option of the Company, the preferred securities are classified into their respective debt and equity components. At December 31, 2004, the debt component of the preferred securities is $19 million (US$16 million) (2003 — $22 million (US$14 million)) and the equity component of the preferred securities is $670 million (US$444 million) (2003 — $672 million (US$446 million)).

Effective January 1, 2005, under new Canadian accounting standards, the equity component of preferred securities will be classified as debt.

NOTE 13    PREFERRED SHARES

December 31	Number of Shares (thousands)	Dividend Rate Per Share	Redemption Price Per Share	2004 (millions of dollars)	2003 (millions of dollars)
Cumulative First Preferred Shares
Series U	4,000	$2.80	$50.00	195	195
Series Y	4,000	$2.80	$50.00	194	194

				389	389

The authorized number of preferred shares issuable in series is unlimited. All of the cumulative first preferred shares are without par value.

On or after October 15, 2013, for the Series U shares, and on or after March 5, 2014, for the Series Y shares, the Company may redeem the shares at $50 per share.

NOTE 14    COMMON SHARES

	Number of Shares (thousands)	Amount (millions of dollars)
Outstanding at January 1, 2002	476,631	4,564
Exercise of options	2,871	50

Outstanding at December 31, 2002	479,502	4,614
Exercise of options	1,166	18

Outstanding at December 31, 2003 and 2004	480,668	4,632

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares of no par value.

Restriction on Dividends

Certain terms of the Company's preferred shares, preferred securities, and debt instruments could restrict the Company's ability to declare dividends on preferred and common shares. At December 31, 2004, under the most restrictive provisions, approximately $1.4 billion was available for the payment of dividends on common shares.

NOTE 15    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company issues short-term and long-term debt, including amounts in foreign currencies, purchases and sells energy commodities and invests in foreign operations. These activities result in exposures to interest rates, energy commodity prices and foreign currency exchange rates. The Company uses derivatives to manage the risk that results from these activities.

Carrying Values of Derivatives

The carrying amounts of derivatives, which hedge the price risk of foreign currency denominated assets and liabilities of self-sustaining foreign operations, are recorded on the balance sheet at their fair value. Gains and losses on these derivatives, realized and unrealized, are included in the foreign exchange adjustment account in Shareholders' Equity as an offset to the corresponding gains and losses on the translation of the assets and liabilities of the foreign subsidiaries. As of January 1, 2004, carrying amounts for interest rate swaps are recorded on the balance sheet at their fair value. Foreign currency transactions hedged by foreign exchange contracts are recorded at the contract rate. Power, natural gas and heat rate derivatives are recorded on the balance sheet at their fair value. The carrying amounts shown in the tables that follow are recorded in the consolidated balance sheet.

Fair Values of Financial Instruments

Cash and short-term investments and notes payable are valued at their carrying amounts due to the short period to maturity. The fair values of long-term debt, non-recourse long-term debt of joint ventures and junior subordinated debentures are determined using market prices for the same or similar issues.

The fair values of foreign exchange and interest rate derivatives have been estimated using year-end market rates. The fair values of power, natural gas and heat rate derivatives have been calculated using estimated forward prices for the relevant period.

Credit Risk

Credit risk results from the possibility that a counterparty to a derivative in which the Company has an unrealized gain fails to perform according to the terms of the contract. Credit exposure is minimized through the use of established credit management techniques, including formal assessment processes, contractual and collateral requirements, master netting arrangements and credit exposure limits. At December 31, 2004, for foreign currency and interest rate derivatives, total credit risk and the largest credit exposure to a single counterparty were $127 million and $40 million, respectively. At December 31, 2004, for power, natural gas and heat rate derivatives, total credit risk and the largest credit exposure to a single counterparty were $19 million and $7 million, respectively.

Notional or Notional Principal Amounts

Notional principal amounts are not recorded in the financial statements because these amounts are not exchanged by the Company and its counterparties and are not a measure of the Company's exposure. Notional amounts are used only as the basis for calculating payments for certain derivatives.

Foreign Investments

At December 31, 2004 and 2003, the Company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The Company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The foreign currency derivatives have a floating interest rate exposure which the Company partially hedges by entering into interest rate swaps and forward rate agreements. The fair values shown in the table below for those derivatives that have been designated as and are effective as hedges for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

Net Investment in Foreign Assets

Asset/(Liability)

		2004		2003
December 31 (millions of dollars)	Accounting Treatment	Fair Value	Notional or Notional Principal Amount (U.S.)	Fair Value	Notional or Notional Principal Amount (U.S.)
U.S. dollar cross-currency swaps
(maturing 2006 to 2009)	Hedge	95	400	65	250
U.S. dollar forward foreign exchange contracts
(maturing 2005)	Hedge	(1)	305	3	125
U.S. dollar options
(maturing 2005)	Non-hedge	1	100	—	—

In accordance with the Company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. For derivatives that have been designated as and are effective as hedges of the net investment in foreign operations, the offsetting amounts are included in the foreign exchange adjustment account.

In addition, at December 31, 2004, the Company had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $375 million (2003 — $311 million) and US$250 million (2003 — US$200 million). The carrying amount and fair value of these interest rate swaps was $4 million (2003 — $3 million) and $4 million (2003 — $1 million), respectively.

Reconciliation of Foreign Exchange Adjustment Gains/(Losses)

December 31 (millions of dollars)	2004	2003
Balance at beginning of year	(40)	14
Translation losses on foreign currency denominated net assets	(64)	(136)
Foreign exchange gains on derivatives, net of income taxes	33	82

	(71)	(40)

Foreign Exchange Gains/(Losses)

Foreign exchange gains/(losses) included in Other Expenses/(Income) for the year ended December 31, 2004 are $4 million (2003 — nil; 2002 — $(11) million).

Foreign Exchange and Interest Rate Management Activity

The Company manages certain of the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Canadian Mainline, the Alberta System, GTN and the Foothills System through the use of foreign currency and interest rate derivatives. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms. The details of the foreign exchange and interest rate derivatives are shown in the table below.

Asset/(Liability)

		2004		2003
December 31 (millions of dollars)	Accounting Treatment	Fair Value	Notional or Notional Principal Amount	Fair Value	Notional or Notional Principal Amount
Foreign Exchange
Cross-currency swaps
(maturing 2010 to 2012)	Hedge	(39)	U.S. 157	(26)	U.S. 282
Interest Rate
Interest rate swaps
Canadian dollars
(maturing 2005 to 2008)	Hedge	7	145	(1)	340
(maturing 2006 to 2009)	Non-hedge	9	374	10	624

		16		9

U.S. dollars
(maturing 2010 to 2015)	Hedge	(2)	U.S. 275	11	U.S. 50
(maturing 2007 to 2009)	Non-hedge	7	U.S. 100	(3)	U.S. 50

		5		8

In accordance with the Company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. At December 31, 2004, the Company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $227 million (2003 — $390 million) and US$157 million (2003 — US$282 million). The carrying amount and fair value of these interest rate swaps was $(4) million (2003 — nil) and $(4) million (2003 — $6 million), respectively.

The Company manages the foreign exchange and interest rate exposures of its other businesses through the use of foreign currency and interest rate derivatives. The details of these foreign currency and interest rate derivatives are shown in the table below.

Asset/(Liability)		2004		2003
December 31 (millions of dollars)	Accounting Treatment	Fair Value	Notional or Notional Principal Amount	Fair Value	Notional or Notional Principal Amount
Foreign Exchange
Options (maturing 2005)	Non-hedge	2	U.S. 225	1	U.S. 25
Forward foreign exchange contracts
(maturing 2005)	Non-hedge	1	U.S. 29	1	U.S. 19
Cross-currency swaps
(maturing 2013)	Hedge	(16)	U.S. 100	(7)	U.S. 100
Interest Rate
Options (maturing 2005)	Non-hedge	—	U.S. 50	(2)	U.S. 50
Interest rate swaps
Canadian dollar
(maturing 2007 to 2009)	Hedge	4	100	2	50
(maturing 2005 to 2011)	Non-hedge	1	110	2	100

		5		4

U.S. dollar
(maturing 2006 to 2013)	Hedge	5	U.S. 100	40	U.S. 250
(maturing 2006 to 2010)	Non-hedge	22	U.S. 250	(3)	U.S. 200

		27		37

In accordance with the Company's accounting policy, each of the above derivatives is recorded on the consolidated balance sheet at its fair value in 2004. At December 31, 2004, the Company also had interest rate swaps associated with the cross-currency swaps with notional principal amounts of $136 million (2003 — $136 million) and US$100 million (2003 — US$100 million). The carrying amount and fair value of these interest rate swaps was $(10) million (2003 — nil) and $(10) million (2003 — $(7) million), respectively.

Certain of the Company's joint ventures use interest rate derivatives to manage interest rate exposures. The Company's proportionate share of the fair value of the outstanding derivatives at December 31, 2004 was $1 million (2003 — $(1) million).

Energy Price Risk Management

The Company executes power, natural gas and heat rate derivatives for overall management of its asset portfolio. Heat rate contracts are contracts for the sale or purchase of power that are priced based on a natural gas index. The fair values and notional volumes of the swap, option, forward and heat rate contracts are shown in the tables below. In accordance with the Company's accounting policy, each of the derivatives in the table below is recorded on the balance sheet at its fair value in 2004 and 2003.

Power

Asset/(Liability)

		2004	2003
December 31 (millions of dollars)	Accounting Treatment	Fair Value	Fair Value
Power — swaps
(maturing 2005 to 2011)	Hedge	7	(5)
(maturing 2005)	Non-hedge	(2)	—
Gas — swaps, forwards and options
(maturing 2005 to 2016)	Hedge	(39)	(34)
(maturing 2005)	Non-hedge	(2)	(1)
Heat rate contracts
(maturing 2005 to 2006)	Hedge	(1)	(1)

Notional Volumes

		Power (GWh)(1)		Gas (Bcf)(1)
December 31, 2004	Accounting Treatment	Purchases	Sales	Purchases	Sales
Power — swaps
(maturing 2005 to 2011)	Hedge	3,314	7,029	—	—
(maturing 2005)	Non-hedge	438	—	—	—
Gas — swaps, forwards and options
(maturing 2005 to 2016)	Hedge	—	—	80	84
(maturing 2005)	Non-hedge	—	—	5	8
Heat rate contracts
(maturing 2005 to 2006)	Hedge	—	229	2	—
December 31, 2003
Power — swaps
	Hedge	1,331	4,787	—	—
	Non-hedge	59	77	—	—
Gas — swaps, forwards and options
	Hedge	—	—	79	81
	Non-hedge	—	—	—	7
Heat rate contracts
	Hedge	—	735	1	—
(1)
Gigawatt hours (GWh); billion cubic feet (Bcf).

U.S. Dollar Transaction Hedges

To reduce risk and protect margins when purchase and sale contracts are denominated in different currencies, the Company may enter into forward foreign exchange contracts and foreign exchange options which establish the foreign exchange rate for the cash flows from the related purchase and sale transactions.

Other Fair Values

	2004		2003
December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-Term Debt
Canadian Mainline	4,445	5,473	4,853	5,922
Alberta System	2,105	2,668	2,325	2,893
GTN(1)	632	627
Foothills System	400	413	380	382
Portland	308	328	350	348
Other	2,589	2,687	2,107	2,214
Non-Recourse Debt of Joint Ventures	862	967	780	889
Preferred Securities	19	19	19	19
(1)
TCPL acquired GTN on November 1, 2004.

These fair values are provided solely for information purposes and are not recorded in the consolidated balance sheet.

NOTE 16    INCOME TAXES

Provision for Income Taxes

Year ended December 31 (millions of dollars)	2004	2003	2002
Current
Canada	390	264	229
Foreign	41	41	41

	431	305	270

Future
Canada	34	183	193
Foreign	43	47	54

	77	230	247

	508	535	517

Geographic Components of Income

Year ended December 31 (millions of dollars)	2004	2003	2002
Canada	1,253	1,115	1,042
Foreign	296	281	280

Income from continuing operations before income taxes and non-controlling interests	1,549	1,396	1,322

Reconciliation of Income Tax Expense

Year ended December 31 (millions of dollars)	2004	2003	2002
Income from continuing operations before income taxes and non-controlling interests	1,549	1,396	1,322

Federal and provincial statutory tax rate	33.9%	36.7%	39.2%
Expected income tax expense	525	512	518
Income tax differential related to regulated operations	62	29	(8)
Higher (lower) effective foreign tax rates	2	(2)	(13)
Large corporations tax	21	28	30
Lower effective tax rate on equity in earnings of affiliates	(9)	(11)	(2)
Non-taxable portion of gains related to Power LP	(66)	—	—
Change in valuation allowance	(7)	(3)	8
Other	(20)	(18)	(16)

Actual income tax expense	508	535	517

Future Income Tax Assets and Liabilities

December 31 (millions of dollars)	2004	2003
Deferred costs	71	50
Deferred revenue	18	29
Alternative minimum tax credits	10	29
Net operating and capital loss carryforwards	7	28
Other	72	24

	178	160
Less: Valuation allowance	17	24

Future income tax assets, net of valuation allowance	161	136

Difference in accounting and tax bases of plant, equipment and PPAs	456	396
Investments in subsidiaries and partnerships	114	108
Unrealized foreign exchange gains on long-term debt	45	15
Other	55	44

Future income tax liabilities	670	563

Net future income tax liabilities	509	427

As permitted by Canadian GAAP, the Company follows the taxes payable method of accounting for income taxes related to the operations of the Canadian natural gas transmission operations. If the liability method of accounting had been used, additional future income tax liabilities in the amount of $1,692 million at December 31, 2004 (2003 — $1,758 million) would have been recorded and would be recoverable from future revenues.

Unremitted Earnings of Foreign Investments

 Income taxes have not been provided on the unremitted earnings of foreign investments which the Company does not intend to repatriate in the foreseeable future. If provision for these taxes had been made, future income tax liabilities would increase by approximately $57 million at December 31, 2004 (2003 — $54 million).

Income Tax Payments

 Income tax payments of $419 million were made during the year ended December 31, 2004 (2003 — $220 million; 2002 — $257 million).

NOTE 17    NOTES PAYABLE

	2004		2003
	Outstanding December 31 (millions of dollars)	Weighted Average Interest Rate Per Annum at December 31	Outstanding December 31 (millions of dollars)	Weighted Average Interest Rate Per Annum at December 31
Commercial Paper
Canadian dollars	546	2.6%	367	2.7%

 Total credit facilities of $2.0 billion at December 31, 2004, were available to support the Company's commercial paper programs and for general corporate purposes. Of this total, $1.5 billion is a committed syndicated credit facility established in December 2002. This facility is comprised of a $1.0 billion tranche with a five year term and a $500 million tranche with a 364 day term with a two year term out option. Both tranches are extendible on an annual basis and are revolving unless during a term out period. Both tranches were extended in December 2004, the $1.0 billion tranche to December 2009 and the $500 million tranche to December 2005. The remaining amounts are either demand or non-extendible facilities.

 At December 31, 2004, the Company had used approximately $61 million of its total lines of credit for letters of credit and to support its ongoing commercial arrangements. If drawn, interest on the lines of credit would be charged at prime rates of Canadian chartered and U.S. banks and at other negotiated financial bases. The cost to maintain the unused portion of the lines of credit is approximately $2 million for the year ended December 31, 2004 (2003 — $2 million).

NOTE 18    ASSET RETIREMENT OBLIGATIONS

 At December 31, 2004, the estimated undiscounted cash flows required to settle the asset retirement obligation with respect to Gas Transmission were $48 million, calculated using an inflation rate of 3 per cent per annum, and the estimated fair value of this liability was $12 million (2003 — $2 million). The estimated cash flows have been discounted at rates ranging from 6.0 per cent to 6.6 per cent. At December 31, 2004, the expected timing of payment for settlement of the obligations ranges from 13 to 25 years. No amount has been recorded for asset retirement obligations relating to the regulated natural gas transmission operation assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes it is reasonable to assume that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

 At December 31, 2004, the estimated undiscounted cash flows required to settle the asset retirement obligation with respect to the Power business were $128 million, calculated using an inflation rate of 3 per cent per annum, and the estimated fair value of this liability was $24 million (2003 — $7 million). The estimated cash flows have been discounted at rates ranging from 6.0 per cent to 6.6 per cent. At December 31, 2004, the expected timing of payment for settlement of the obligations ranges from 17 to 29 years.

Reconciliation of Asset Retirement Obligations

(millions of dollars)	Gas Transmission	Power	Total
Balance at December 31, 2002	2	6	8
Revisions in estimated cash flows	—	1	1

Balance at December 31, 2003	2	7	9
New obligations and revisions in estimated cash flows	9	21	30
Removal of Power LP redemption obligations	—	(5)	(5)
Accretion expense	1	1	2

Balance at December 31, 2004	12	24	36

NOTE 19    EMPLOYEE FUTURE BENEFITS

 The Company sponsors DB Plans that cover substantially all employees and sponsored a defined contribution pension plan (DC Plan) which was effectively terminated at December 31, 2002. Benefits provided under the DB Plans are based on years of service and highest average earnings over three consecutive years of employment, and increase annually by a portion of the increase in the Consumer Products Index. Under the DC Plan, Company contributions were based on the participating employees' pensionable earnings. As a result of the termination of the DC Plan, members of this plan were awarded retroactive service credit under the DB Plans for all years of service. In exchange for past service credit, members surrendered the accumulated assets in their DC Plan accounts to the DB Plans as at December 31, 2002. This plan amendment resulted in unamortized past service costs of $44 million. Past service costs are amortized over the expected average remaining service life of employees, which is approximately 11 years.

 The Company also provides its employees with other post-employment benefits other than pensions, including termination benefits and defined life insurance and medical benefits beyond those provided by government-sponsored plans. Effective January 1, 2003, the Company combined its previously existing other post-employment benefit plans into one plan for active employees and provided existing retirees the option of adopting the provisions of the new plan. This plan amendment resulted in unamortized past service costs of $7 million. Past service costs are amortized over the expected average remaining life expectancy of former employees, which is approximately 19 years.

 The expense for the DC Plan was nil for the year ended December 31, 2004 (2003 — nil; 2002 — $6 million). In 2004, the Company also expensed $1 million (2003 — $1 million; 2002 — nil) related to retirement savings plans for its U.S. employees.

 Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to the DB Plans and other benefit plans was $88 million (2003 — $114 million).

 The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005, and the next required valuation will be as of January 1, 2006.

	Pension Benefit Plans		Other Benefit Plans
(millions of dollars)	2004	2003	2004	2003
Change in Benefit Obligation
Benefit obligation — beginning of year	960	841	106	95
Current service cost	28	25	3	2
Interest cost	58	52	7	6
Employee contributions	2	2	—	—
Benefits paid	(66)	(45)	(4)	(4)
Actuarial loss	46	66	(12)	7
Acquisition of subsidiary	72	19	23	—

Benefit obligation — end of year	1,100	960	123	106

Change in Plan Assets
Plan assets at fair value — beginning of year	799	621	—	—
Actual return on plan assets	97	89	1	—
Employer contributions	84	110	4	4
Employee contributions	2	2	—	—
Benefits paid	(66)	(45)	(4)	(4)
Acquisition of subsidiary	54	22	25	—

Plan assets at fair value — end of year	970	799	26	—

Funded status — plan deficit	(130)	(161)	(97)	(106)
Unamortized net actuarial loss	255	263	25	39
Unamortized past service costs	39	41	7	6
Unamortized transitional obligation related to regulated business	—	—	—	25

Accrued benefit asset/(liability), net of valuation allowance of nil	164	143	(65)	(36)

 The accrued benefit (asset)/liability, net of valuation allowance, is included in the Company's balance sheet as follows.

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
Other assets	206	201	3	—
Accounts payable	(42)	(58)	(5)	(4)
Deferred amounts	—	—	(63)	(32)

Total	164	143	(65)	(36)

 Included in the above accrued benefit obligation and fair value of plan assets at year end are the following amounts in respect of plans that are not fully funded.

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
Accrued benefit obligation	(1,084)	(942)	(100)	(106)
Fair value of plan assets	952	778	—	—

Funded status — plan deficit	(132)	(164)	(100)	(106)

 The Company's expected contributions for the year ended December 31, 2005 are approximately $67 million for the pension benefit plans and approximately $6 million for the other benefit plans.

The following are estimated future benefit payments, which reflect expected future service.

(millions of dollars)	Pension Benefits	Other Benefits
2005	52	6
2006	53	6
2007	56	7
2008	58	7
2009	60	7
Years 2010 to 2014	343	40

 The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations at December 31 are as follows.

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003
Discount rate	5.75%	6.00%	6.00%	6.25%
Rate of compensation increase	3.50%	3.50%

 The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan cost for years ended December 31 are as follows.

	Pension Benefit Plans			Other Benefit Plans
	2004	2003	2002	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%	6.25%	6.50%	6.85%
Expected long-term rate of return on plan assets	6.90%	7.25%	7.52%
Rate of compensation increase	3.50%	3.75%	3.50%

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

 For measurement purposes, a 9.0 per cent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0 per cent for 2014 and remain at that level thereafter. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects.

(millions of dollars)	Increase	Decrease
Effect on total of service and interest cost components	2	(1)
Effect on post-employment benefit obligation	12	(11)

 The Company's net benefit cost is as follows.

	Pension Benefit Plans			Other Benefit Plans
Year ended December 31 (millions of dollars)	2004	2003	2002	2004	2003	2002
Current service cost	28	25	11	3	2	2
Interest cost	58	52	43	7	6	4
Actual return on plan assets	(97)	(89)	(9)	1	—	—
Actuarial loss	46	66	93	(12)	7	26
Plan amendment	—	—	92	—	—	7

Elements of net benefit cost prior to adjustments to recognize the long-term nature of net benefit cost	35	54	230	(1)	15	39

Difference between expected and actual return on plan assets	39	38	(36)	(1)	—	—
Difference between actuarial loss recognized and actual actuarial loss on accrued benefit obligation	(32)	(58)	(91)	13	(6)	(26)
Difference between amortization of past service costs and actual plan amendments	3	3	(92)	—	1	(7)
Amortization of transitional obligation related to regulated business	—	—	—	2	2	2

Net benefit cost recognized	45	37	11	13	12	8

 The Company's pension plan weighted average asset allocation at December 31, by asset category, and weighted average target allocation at December 31, by asset category, is as follows.

	Percentage of Plan Assets		Target Allocation
Asset Category	2004	2003	2004
Debt securities	44%	47%	35% to 60%
Equity securities	56%	53%	40% to 65%

	100%	100%

 The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan's investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants.

NOTE 20    CHANGES IN OPERATING WORKING CAPITAL

Year ended December 31 (millions of dollars)	2004	2003	2002
Decrease/(increase) in accounts receivable	7	26	(45)
Decrease/(increase) in inventories	—	15	(3)
Decrease/(increase) in other current assets	33	21	(53)
(Decrease)/increase in accounts payable	—	52	120
(Decrease)/increase in accrued interest	(7)	(2)	14

	33	112	33

NOTE 21    COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

 Future annual payments, net of sub-lease receipts, under the Company's operating leases for various premises and a natural gas storage facility are approximately as follows.

Year ended December 31 (millions of dollars)	Minimum Lease Payments	Amounts Recoverable under Sub-Leases	Net Payments
2005	37	(9)	28
2006	45	(10)	35
2007	51	(9)	42
2008	53	(9)	44
2009	53	(9)	44

 The operating lease agreements for premises expire at various dates through 2011, with an option to renew certain lease agreements for five years. The operating lease agreement for the natural gas storage facility expires in 2030 with lessee termination rights every fifth anniversary commencing in 2010 and with the lessor having the right to terminate the agreement every five years commencing in 2015. Net rental expense on operating leases for the year ended December 31, 2004 was $7 million (2003 — $2 million; 2002 — $7 million).

 On June 18, 2003, the Mackenzie Delta gas producers, the Aboriginal Pipeline Group (APG) and TCPL reached an agreement which governs TCPL's role in the Mackenzie Gas Pipeline Project. The project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories, to the northern border of Alberta, where it would connect with the Alberta System. Under the agreement, TCPL agreed to finance the APG for its one-third share of project development costs. This share is currently estimated to be approximately $90 million. As at December 31, 2004, TCPL had funded $60 million of this loan (2003 — $34 million) which is included in other assets. The ability to recover this investment is dependent upon the outcome of the project.

Contingencies

 The Canadian Alliance of Pipeline Landowners' Associations and two individual landowners commenced an action in 2003 under Ontario's Class Proceedings Act, 1992, against TCPL and Enbridge Inc. for damages of $500 million alleged to arise from the creation of a control zone within 30 metres of the pipeline pursuant to Section 112 of the NEB Act. The Company believes the claim is without merit and will vigorously defend the action. The Company has made no provision for any potential liability. A liability, if any, would be dealt with through the regulatory process.

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

Guarantees

 Upon acquisition of Bruce Power, the Company, together with Cameco Corporation and BPC Generation Infrastructure Trust, guaranteed on a several pro-rata basis certain contingent financial obligations of Bruce Power related to operator licenses, the lease agreement, power sales agreements and contractor services. TCPL's share of the net exposure under these guarantees at December 31, 2004 was estimated to be approximately $158 million of a maximum of $293 million. The terms of the guarantees range from 2005 to 2018. The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $9 million.

 TCPL has guaranteed the equity undertaking of a subsidiary which supports the payment, under certain conditions, of principal and interest on US$161 million of public debt obligations of TransGas de Occidente, S.A. (TransGas). The Company has a 46.5 per cent interest in TransGas. Under the terms of the agreement, the Company severally with another major multinational company may be required to fund more than their proportionate share of debt obligations of TransGas in the event that the minority shareholders fail to contribute. Any payments made by TCPL under this agreement convert into share capital of TransGas. The potential exposure is contingent on the impact of any change of law on TransGas' ability to service the debt. From the issuance of the debt in 1995 to date, there has been no change in applicable law and thus no exposure to TCPL. The debt matures in 2010. The Company has made no provision related to this guarantee.

 In connection with the acquisition of GTN, US$241 million of the purchase price was deposited into an escrow account. The escrowed funds represent the full face amount of the potential liability under certain GTN guarantees and are to be used to satisfy the liability under these designated guarantees.

NOTE 22    DISCONTINUED OPERATIONS

 The Board of Directors approved plans in previous years to dispose of the Company's International, Canadian Midstream, Gas Marketing and certain other businesses. Revenues from discontinued operations for the year ended December 31, 2004 were nil (2003 — $2 million; 2002 — $36 million). Net income from discontinued operations for the year ended December 31, 2004 was $52 million, net of $27 million of income taxes (2003 — $50 million, net of $29 million of income taxes; 2002 — nil). The net income from discontinued operations recognized in 2003 and 2004 represents the original $102 million after-tax deferred gain on the disposition of certain of the Gas Marketing operations. Included in accounts payable at December 31, 2004 was the remaining $55 million provision for loss on discontinued operations.

NOTE 23    U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP. The effects of these differences on the Company's financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars)	2004	2003	2002
Revenues	4,700	4,919	4,565

Cost of sales	440	592	441
Other costs and expenses	1,638	1,663	1,532
Depreciation	857	819	729

	2,935	3,074	2,702

Operating income	1,765	1,845	1,863
Other (income)/expenses
Equity income(1)	(353)	(334)	(260)
Other expenses(2)	631	841	850
Income taxes	490	515	499

	768	1,022	1,089

Income from continuing operations — U.S. GAAP	997	823	774
Net income from discontinued operations — U.S. GAAP	52	50	—

Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	1,049	873	774
Cumulative effect of the application of accounting changes, net of tax(3)	—	(13)	—

Net Income in Accordance with U.S. GAAP	1,049	860	774
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(31)	(54)	1
Changes in minimum pension liability, net of tax(4)	72	(2)	(40)
Unrealized gain/(loss) on derivatives, net of tax(5)	1	8	(4)

Comprehensive Income in Accordance with U.S. GAAP	1,091	812	731

Reconciliation of Income from Continuing Operations

Year ended December 31 (millions of dollars)	2004	2003	2002
Net Income from Continuing Operations in Accordance with Canadian GAAP	1,031	859	805
U.S. GAAP adjustments
Preferred securities charges(6)	(48)	(57)	(58)
Tax impact of preferred securities charges	17	21	22
Unrealized (loss)/gain on foreign exchange and interest rate derivatives(5)	(12)	(9)	30
Tax impact of (loss)/gain on foreign exchange and interest rate derivatives	4	3	(12)
Unrealized gain/(loss) on energy marketing contracts(3)	10	28	(21)
Tax impact of unrealized gain/(loss) on energy marketing contracts	(3)	(10)	8
Equity loss(7)	(2)	(18)	—
Tax impact of equity loss	—	6	—

Income from Continuing Operations in Accordance with U.S. GAAP	997	823	774

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Funds generated from continuing operations	1,527	1,619	1,610
Decrease in operating working capital	44	108	40

Net cash provided by continuing operations	1,571	1,727	1,650
Net cash (used in)/provided by discontinued operations	(6)	(17)	59

	1,565	1,710	1,709

Investing Activities
Net cash used in investing activities	(1,304)	(943)	(796)
Financing Activities
Net cash used in financing activities	(333)	(582)	(990)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(87)	(52)	(3)

(Decrease)/Increase in Cash and Short-Term Investments	(159)	133	(80)
Cash and Short-Term Investments
Beginning of year	282	149	229

Cash and Short-Term Investments
End of year	123	282	149

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

December 31 (millions of dollars)	2004	2003
Current assets	907	1,017
Long-term investments(7)(8)	1,887	1,760
Plant, property and equipment	17,083	15,753
Regulatory asset(9)	2,606	2,721
Other assets	1,235	1,385

	23,718	22,636

Current liabilities(10)	2,653	2,179
Deferred amounts(3)(5)(8)	803	827
Long-term debt(5)	9,753	9,494
Deferred income taxes(9)	3,048	3,039
Preferred securities(11)	554	694
Non-controlling interests	76	82
Shareholders' equity	6,831	6,321

	23,718	22,636

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2002	13	(56)	(9)	(52)
Changes in minimum pension liability, net of tax of $22(4)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax of $(1)(5)	—	—	(4)	(4)
Foreign currency translation adjustment, net of tax of nil	1	—	—	1

Balance at December 31, 2002	14	(96)	(13)	(95)
Changes in minimum pension liability, net of tax of $1(4)	—	(2)	—	(2)
Unrealized gain on derivatives, net of tax of nil(5)	—	—	8	8
Foreign currency translation adjustment, net of tax of $(64)	(54)	—	—	(54)

Balance at December 31, 2003	(40)	(98)	(5)	(143)
Changes in minimum pension liability, net of tax of $(39)(4)	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(5)	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	(31)	—	—	(31)

Balance at December 31, 2004	(71)	(26)	(4)	(101)

(1)
In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income and Balance Sheet are prepared using the equity method of accounting for joint ventures. Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and shareholders' equity.

(2)
Other expenses included an allowance for funds used during construction of $3 million for the year ended December 31, 2004 (2003 — $2 million; 2002 — $4 million).

(3)
Subsequent to October 1, 2003, the energy contracts that were accounted for as hedges under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 qualified as hedges. Substantially all derivative energy contracts are now accounted for as hedges under both U.S. and Canadian GAAP. All gains or losses on the contracts that did not qualify as hedges under SFAS No. 133, and the amounts of any ineffectiveness on the hedging contracts, are included in income each period. Substantially all of the amounts recorded in 2004 and 2003 as differences between U.S. and Canadian GAAP relate to gains and losses on contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy trading contracts in the U.S. and Canada.

(4)
Under U.S. GAAP, a net loss recognized pursuant to SFAS No. 87 "Employers' Accounting for Pensions" as an additional pension liability not yet recognized as net period pension cost, must be recorded as a component of comprehensive income. The net amount recognized at December 31 is as follows.

December 31 (millions of dollars)	2004	2003
Prepaid benefit cost	206	201
Accounts payable	(42)	(58)
Intangible assets	(1)	(41)
Accumulated other comprehensive income	(40)	(151)

Net amount recognized	123	(49)

The accumulated benefit obligation for the Company's DB Plans was $943 million at December 31, 2004 (2003 — $819 million).

(5)
Effective January 1, 2004, all foreign exchange and interest rate derivatives are recorded in the Company's consolidated financial statements at fair value under Canadian GAAP. Under the provisions of SFAS No. 133 "Accounting for Derivatives and Hedging Activities", all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value. For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk. For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period. Substantially all of the amounts recorded in 2004 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

During 2004, under the provisions of SFAS 133, net gains of $10 million (2003 — $47 million; 2002 — $38 million) from the hedges of changes in the fair value of long-term debt, and net losses of $18 million (2003 — $53 million; 2002 — $20 million) in the fair value of the hedged item were included in earnings for U.S. GAAP purposes as an adjustment to interest expense and foreign exchange losses. No amounts of the derivatives' gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

No amounts were included in income in 2004, 2003 and 2002 with respect to ineffectiveness of cash flow hedges. For amounts included in other comprehensive income at December 31, 2004, $2 million (2003 — $9 million; 2002 — $(5) million) relates to the hedging of interest rate risk, $(3) million (2003 — $5 million; 2002 — $1 million) relates to the hedging of foreign exchange rate risk, and $2 million (2003 — $(6) million; 2002 — nil) relates to the hedging of energy price risk. Of these amounts, $2 million is expected to be recorded in earnings during 2005.

At December 31, 2004, assets of $(29) million (2003 — $91 million) and liabilities of $(27) million (2003 — $93 million) were (reduced)/added for U.S. GAAP purposes to reflect the fair value of derivatives and the corresponding change in the fair value of hedged items.

(6)
Under U.S. GAAP, the financial charges related to preferred securities are recognized as an expense, rather than dividends.

(7)
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power, L.P. (an equity investment) are required to be expensed under U.S. GAAP.

Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. In Bruce Power, L.P. under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(8)
Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at December 31, 2004 was $9 million (2003 — $4 million) and relates to the Company's equity interest in Bruce Power.

(9)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)
Current liabilities at December 31, 2004 include dividends payable of $146 million (2003 — $136 million) and current taxes payable of $260 million (2003 — $271 million).

(11)
The fair value of the preferred securities at December 31, 2004 was $572 million (2003 — $612 million). The Company made preferred securities charges payments of $48 million for the year ended December 31, 2004 (2003 — $57 million; 2002 — $58 million).

Income Taxes

The tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows.

December 31 (millions of dollars)	2004	2003
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and PPAs	1,741	1,813
Taxes on future revenue requirement	914	962
Investments in subsidiaries and partnerships	438	373
Other	140	87

	3,233	3,235

Deferred Tax Assets
Net operating and capital loss carryforwards	7	28
Deferred amounts	89	79
Other	106	113

	202	220
Less: Valuation allowance	17	24

	185	196

Net deferred tax liabilities	3,048	3,039

Other

Effective December 31, 2003, the Company adopted the provisions of FIN 46 (Revised) "Consolidation of Variable Interest Entities" that requires the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as 'variable interests'). Adopting these provisions has had no impact on the U.S. GAAP financial statements of the Company.

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

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

Year ended December 31 (millions of dollars)	2004	2003	2002
Income
Revenues	1,149	1,063	798
Other costs and expenses	(575)	(528)	(273)
Depreciation	(155)	(141)	(146)
Financial charges and other	(66)	(60)	(119)

Proportionate share of income before income taxes of long-term investments	353	334	260

December 31 (millions of dollars)	2004	2003
Balance Sheet
Current assets	361	385
Plant, property and equipment	3,020	2,944
Current liabilities	(248)	(204)
Deferred amounts (net)	(199)	(286)
Non-recourse debt	(1,030)	(1,060)
Deferred income taxes	(17)	(19)

Proportionate share of net assets of long-term investments	1,887	1,760

SUPPLEMENTARY INFORMATION

FIVE-YEAR FINANCIAL HIGHLIGHTS

(millions of dollars except where indicated)	2004	2003	2002	2001	2000
Income Statement
Revenues	5,107	5,357	5,214	5,275	4,384
Net income from continuing operations	1,031	859	805	753	707
Net income	1,083	909	805	686	768
Net income/(loss) by segment
Gas Transmission	586	622	653	585	623
Power	396	220	146	168	85
Corporate	(4)	(41)	(52)	(67)	(80)
Continuing operations	978	801	747	686	628
Discontinued operations	52	50	—	(67)	61
Net income applicable to common shares	1,030	851	747	619	689
Cash Flow Statement
Funds generated from continuing operations	1,672	1,810	1,827	1,624	1,495
Capital expenditures and acquisitions	1,992	961	827	1,077	1,135
Dividends and preferred securities charges	623	588	546	517	536
Balance Sheet
Assets
Plant, property and equipment
Gas Transmission	17,325	16,055	16,071	16,481	16,864
Power	1,342	1,310	1,340	1,116	776
Corporate	37	50	64	66	111
Total assets
Continuing operations	22,122	20,687	20,033	19,865	19,917
Discontinued operations	7	11	139	276	5,007
Capitalization
Long-term debt	9,713	9,465	8,815	9,347	9,928
Non-recourse debt of joint ventures	779	761	1,222	1,295	1,296
Preferred securities (liability component)	19	22	238	237	243
Preferred securities (equity component)	670	672	674	675	969
Preferred shares	389	389	389	389	389
Common shareholders' equity	6,484	6,044	5,747	5,426	5,211
U.S. GAAP information
Net income/(loss)
Continuing operations before extraordinary items	997	810	774	715	642
Discontinued operations	52	50	—	(67)	61
Extraordinary item	—	—	—	—	13
Net income	1,049	860	774	648	716
Net income/(loss) per share
Continuing operations before extraordinary items	$ 2.07	$ 1.68	$ 1.57	$ 1.46	$ 1.27
Discontinued operations	$ 0.11	$ 0.11	$ —	$(0.14)	$ 0.13
Extraordinary item	$ —	$ —	$ —	$ —	$ 0.03
Net income applicable to common shares per share — Basic	$ 2.18	$ 1.79	$ 1.57	$ 1.32	$ 1.43
Net income applicable to common shares per share — Diluted	$ 2.18	$ 1.79	$ 1.56	$ 1.32	$ 1.43
Common shareholders' equity	6,442	5,932	5,642	5,360	5,163

Per Common Share Data (dollars)	2004	2003	2002	2001	2000
Net income — Basic
Continuing operations	$ 2.03	$ 1.66	$ 1.56	$ 1.44	$ 1.32
Discontinued operations	0.11	0.11	—	(0.14)	0.13

	$ 2.14	$ 1.77	$ 1.56	$ 1.30	$ 1.45

Net income — Diluted
Continuing operations	$ 2.03	$ 1.66	$ 1.55	$ 1.44	$ 1.32
Discontinued operations	0.11	0.11	—	(0.14)	0.13

	$ 2.14	$ 1.77	$ 1.55	$ 1.30	$ 1.45

Dividends declared(1)	$ 1.17	$ 1.08	$ 1.00	$ 0.90	$ 0.80
Per Preferred Share Data (dollars)
Series U Cumulative First Preferred Shares	$ 2.80	$ 2.80	$ 2.80	$ 2.80	$ 2.80
Series Y Cumulative First Preferred Shares	$ 2.80	$ 2.80	$ 2.80	$ 2.80	$ 2.80
Financial Ratios
Earnings to fixed charges(2)	2.6	2.4	2.4	2.2	2.0
Earnings to fixed charges (per U.S. GAAP)(3)	2.4	2.1	2.2	2.0	2.0
(1)
Effective May 15, 2003, TCPL dividends have been declared in an amount equal to the aggregate dividend paid by TransCanada. The amounts presented reflect the aggregate amount divided by total outstanding common shares of TCPL.

(2)
The ratio of earnings to fixed charges is determined by dividing the income from continuing operations before financial charges and income taxes, excluding undistributed income from equity investees by the financial charges incurred by the company (including capitalized interest).

(3)
The ratio is determined in the manner described in (1) above, but utilizing similar information determined in accordance with U.S. GAAP. Differences are described in Note 23 to the consolidated financial statements "U.S. GAAP".

Harold N. Kvisle
President and
Chief Executive Officer

Dennis J. McConaghy
Executive Vice-President,
Gas Development

Alexander J. Pourbaix
Executive Vice-President,
Power

Sarah E. Raiss
Executive Vice-President,
Corporate Services

Ronald J. Turner
Executive Vice-President,
Gas Transmission

Donald M. Wishart
Executive Vice-President,
Operations & Engineering

Metric Conversion Table

TRANSCANADA PIPELINES LIMITED
TransCanada Tower, 450 – First Street SW, Calgary, Alberta T2P 5H1 **1 (403) 920-2000**

TCPL welcomes questions from investors. Please contact:
David Moneta, Director, Investor Relations at **1 (800) 361-6522** (Canada and U.S. Mainland)
Visit TransCanada's web site at **www.transcanada.com**

Please recycle Printed in Canada March 2005
Cover designed and produced by smith + associates www.smithandassoc.com

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 — Accounting Changes — to the Company's consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which are incorporated by reference herein. Our report to the shareholders dated February 28, 2005, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
February 28, 2005

QuickLinks

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION & ANALYSIS
UNDERTAKING
DISCLOSURE CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING INFORMATION
SIGNATURES
TRANSCANADA PIPELINES LIMITED ANNUAL INFORMATION FORM
TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING INFORMATION
REFERENCE INFORMATION
TRANSCANADA PIPELINES LIMITED
GENERAL DEVELOPMENT OF THE BUSINESS
BUSINESS OF TCPL
HEALTH, SAFETY AND ENVIRONMENT
LEGAL PROCEEDINGS
TRANSFER AGENT AND REGISTRAR
INTEREST OF EXPERTS
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
RATINGS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
CORPORATE GOVERNANCE
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
SECURITIES OWNED BY DIRECTORS
COMPENSATION OF DIRECTORS
Cash Fees Paid to Directors in 2004 (1)
EXECUTIVE COMPENSATION AND OTHER INFORMATION
Executive Compensation Structure and Policies
Overview of Executive Compensation Elements
Share Ownership Guidelines
Changes to the Executive Compensation Program
Stock Option Plan
Performance Unit Plan
Compensation of the Chief Executive Officer
Performance Graph
Compensation of Executive Officers of TCPL
Executive Compensation Information
Long-term Incentive Plan Awards
Equity Compensation Plan Information
Securities Authorized For Issuance under Equity Compensation Plans
Long-term Incentive Plan Grants Outstanding
Executive Share Unit Plan
Performance Unit Plan
Pension and Retirement Benefits for Executive Officers
Supplemental Disclosure of Compensation
Employee Stock Savings Plan
Employment Contracts
ADDITIONAL INFORMATION
GLOSSARY
SCHEDULE "A"
SCHEDULE "B" CHARTER OF THE AUDIT COMMITTEE
PART II Specific Mandate of Committee
REPORT OF MANAGEMENT
AUDITORS' REPORT
TRANSCANADA PIPELINES LIMITED CONSOLIDATED INCOME
TRANSCANADA PIPELINES LIMITED CONSOLIDATED CASH FLOWS
TRANSCANADA PIPELINES LIMITED CONSOLIDATED BALANCE SHEET
TRANSCANADA PIPELINES LIMITED CONSOLIDATED RETAINED EARNINGS
TRANSCANADA PIPELINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS