Form 40-F/A
period 2004-12-31
TRANSCANADA PIPELINES LTD
filed 2005-08-02
CIK 99070

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

☐ Annual Information Form                    ☒ Audited annual financial statements

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

        The documents (or portions thereof) forming part of this Form 40-F/A are incorporated by reference in Amendment No. 1 on Form F-9 to Registration Statement (Reg. No. 333-121265) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

        TransCanada PipeLines Limited ("TransCanada") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2004 which was filed with the Securities and Exchange Commission on March 15, 2005, to refile its 2004 Consolidated Financial Statements, which contains a restated Note 23 (U.S. GAAP). The restatement relates to the reporting of TransCanada's investment in TransCanada Power, L.P. For U.S. generally accepted accounting principles (GAAP) purposes, certain transactions involving TransCanada Power, L.P., in the period 1997 to 2001, should have been accounted for differently than under Canadian GAAP. This has been corrected on a retroactive basis. The restated Note 23 has no impact on TransCanada's 2004 financial statements as prepared under Canadian GAAP or on total shareholders' equity at December 31, 2004 as prepared under U.S. GAAP.

        Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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
Date: August 2, 2005

DOCUMENTS FILED AS PART OF THIS REPORT

  13.1
  Restated 2004 Consolidated Audited Financial Statements included herein on pages F-2 through F-47.

  13.2
  U.S. GAAP reconciliation included herein on pages F-40 through F-47 of the Restated 2004 Consolidated Audited Financial Statements.

  99.1
  Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference.

EXHIBITS

  23.1
  Consent of KPMG LLP, Chartered Accountants.

  31.1
  Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

  31.2
  Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TransCanada PipeLines Limited

Restated Consolidated Financial Statements
December 31, 2004

AUDITORS' REPORT

To the Shareholder of TransCanada PipeLines Limited

 We have audited the consolidated balance sheets of TransCanada PipeLines Limited as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

 In our opinion, these revised consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

 Our previous report dated February 28, 2005 has been withdrawn and the financial statements have been revised as explained in note 23 to the revised consolidated financial statements.

Chartered Accountants

Calgary, Canada

February 28, 2005, except
as to note 23 which is
as of July 28, 2005

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

NOTE 23    U.S. GAAP (Restated(13))

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in some respects, differ from U.S. GAAP. The effects of these differences on the Company's financial statements are as follows.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars)	Restated 2004	Restated 2003	Restated 2002
Revenues	4,700	4,919	4,565

Cost of sales	440	592	441
Other costs and expenses	1,638	1,663	1,532
Depreciation	857	819	729

	2,935	3,074	2,702

Operating income	1,765	1,845	1,863
Other (income)/expenses
Equity income(1)	(353)	(334)	(260)
Other expenses(2)(12)(13)	806	851	860
Dilution gain(12)	(40)	—	—
Income taxes	490	515	499

	903	1,032	1,099

Income from continuing operations — U.S. GAAP	862	813	764
Net income from discontinued operations — U.S. GAAP	52	50	—

Income before cumulative effect of the application of accounting changes in accordance with U.S. GAAP	914	863	764
Cumulative effect of the application of accounting changes, net of tax(3)	—	(13)	—

Net Income in Accordance with U.S. GAAP	914	850	764
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(31)	(54)	1
Changes in minimum pension liability, net of tax(4)	72	(2)	(40)
Unrealized gain/(loss) on derivatives, net of tax(5)	1	8	(4)

Comprehensive Income in Accordance with U.S. GAAP	956	802	721

Reconciliation of Income from Continuing Operations

Year ended December 31 (millions of dollars)	Restated 2004	Restated 2003	Restated 2002
Net Income from Continuing Operations in Accordance with Canadian GAAP	1,031	859	805
U.S. GAAP adjustments
Preferred securities charges(6)	(48)	(57)	(58)
Tax impact of preferred securities charges	17	21	22
Unrealized (loss)/gain on foreign exchange and interest rate derivatives(5)	(12)	(9)	30
Tax impact of (loss)/gain on foreign exchange and interest rate derivatives	4	3	(12)
Unrealized gain/(loss) on energy marketing contracts(3)	10	28	(21)
Tax impact of unrealized gain/(loss) on energy marketing contracts	(3)	(10)	8
Equity loss(7)	(2)	(18)	—
Tax impact of equity loss	—	6	—
Amortization of deferred gains related to Power LP(12)(13)	(3)	(10)	(10)
Deferred gains related to Power LP(12)(13)	(132)	—	—

Income from Continuing Operations in Accordance with U.S. GAAP	862	813	764

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP

Year ended December 31 (millions of dollars)	2004	2003	2002
Cash Generated from Operations
Funds generated from continuing operations	1,527	1,619	1,610
Decrease in operating working capital	44	108	40

Net cash provided by continuing operations	1,571	1,727	1,650
Net cash (used in)/provided by discontinued operations	(6)	(17)	59

	1,565	1,710	1,709

Investing Activities
Net cash used in investing activities	(1,304)	(943)	(796)
Financing Activities
Net cash used in financing activities	(333)	(582)	(990)
Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	(87)	(52)	(3)

(Decrease)/Increase in Cash and Short-Term Investments	(159)	133	(80)
Cash and Short-Term Investments
Beginning of year	282	149	229

Cash and Short-Term Investments
End of year	123	282	149

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

December 31 (millions of dollars)	2004	Restated 2003
Current assets	907	1,017
Long-term investments(7)(8)	1,887	1,760
Plant, property and equipment	17,083	15,753
Regulatory asset(9)	2,606	2,721
Other assets	1,235	1,385

	23,718	22,636

Current liabilities(10)	2,653	2,179
Deferred amounts(3)(5)(8)(12)(13)	803	692
Long-term debt(5)	9,753	9,494
Deferred income taxes(9)	3,048	3,039
Preferred securities(11)	554	694
Non-controlling interests	76	82
Shareholders' equity(12)(13)	6,831	6,456

	23,718	22,636

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2002	13	(56)	(9)	(52)
Changes in minimum pension liability, net of tax of $22(4)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax of $(1)(5)	—	—	(4)	(4)
Foreign currency translation adjustment, net of tax of nil	1	—	—	1

Balance at December 31, 2002	14	(96)	(13)	(95)
Changes in minimum pension liability, net of tax of $1(4)	—	(2)	—	(2)
Unrealized gain on derivatives, net of tax of nil(5)	—	—	8	8
Foreign currency translation adjustment, net of tax of $(64)	(54)	—	—	(54)

Balance at December 31, 2003	(40)	(98)	(5)	(143)
Changes in minimum pension liability, net of tax of $(39)(4)	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(5)	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	(31)	—	—	(31)

Balance at December 31, 2004	(71)	(26)	(4)	(101)

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

(12)
The Company records its investment in Power LP using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes. During the period from 1997 to April 2004, the Company was obligated to fund the redemption of Power LP units in 2017. As a result, under Canadian GAAP, TCPL accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017. The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income. Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the Company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders' equity.

The Company's accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units. With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes (see Note 8).

(13)
Correction of Error:

In the period 1997 to 2001, the Company recorded certain transactions involving Power LP as sales of a revenue stream for both Canadian and U.S. GAAP purposes. For U.S. GAAP purposes, these transactions should have been accounted for as dilution gains (see footnote 12 above). This has been corrected on a retroactive basis. The impact on previously reported amounts for U.S. GAAP purposes is as follows:

December 31 (millions of dollars)	2004	2003	2002
Decrease in:
Income from continuing operations	135	10	10
Net income	135	10	10

  For U.S. GAAP purposes, the correction had no impact on the accumulated shareholders' equity at December 31, 2004 and the impact at December 31, 2003 was an increase of $135 million.

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

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

 In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 — Accounting Changes — to the Company's revised consolidated financial statements as at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 which are incorporated by reference herein. Our report to the shareholders dated February 28, 2005, except as to note 23 which is as of July 28, 2005, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Calgary, Canada

February 28, 2005, except
as to note 23 which is
as of July 28, 2005

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
SIGNATURES
AUDITORS' REPORT
TRANSCANADA PIPELINES LIMITED CONSOLIDATED INCOME
TRANSCANADA PIPELINES LIMITED CONSOLIDATED CASH FLOWS
TRANSCANADA PIPELINES LIMITED CONSOLIDATED BALANCE SHEET
TRANSCANADA PIPELINES LIMITED CONSOLIDATED RETAINED EARNINGS
TRANSCANADA PIPELINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE