Form 40-F/A
period 2006-12-31
TRANSCANADA PIPELINES LTD
filed 2007-03-19
CIK 99070

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

were issued and outstanding

All of the Registrant’s common shares are owned by TransCanada Corporation.

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

Yes ☒                                                                                        No ☐

EXPLANATORY NOTE

TransCanada PipeLines Limited (“TCPL”) is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2006 which was filed with the Securities and Exchange Commission on February 28, 2007, to re-file its 2006 Reconciliation to United States GAAP.  At December 31, 2006, the Company recorded the transitional impact of implementing SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” to comprehensive income and accumulated other comprehensive income.  The amount should have been recorded directly to accumulated other comprehensive income without impacting comprehensive income.  This restatement corrects this item at December 31, 2006.  This restatement does not impact any other items in 2006 and does not impact any prior years.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the U.S. Securities and Exchange Commission (the “Commission”), and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA PIPELINES LIMITED

Per:	/s/ Gregory A. Lohnes
GREGORY A. LOHNES
Executive Vice-President and Chief Financial Officer

Date: March 19, 2007

DOCUMENTS FILED AS PART OF THIS REPORT

13.1	Related supplementary note entitled “Restated Reconciliation to United States GAAP” and the auditors’ report thereon.

EXHIBITS

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.