Form 40-F/A
period 2007-12-31
TRANSCANADA PIPELINES LTD
filed 2008-03-03
CIK 99070

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

EXPLANATORY NOTE

        TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2007 which was filed with the Securities and Exchange Commission on February 28, 2008, to re-file and correct an error made in the legending of the map which forms part of the cover of the TCPL 2007 Management's Discussion and Analysis and Audited Consolidated Financial Statements. This corrected page is not incorporated herein by reference and shall be deemed not filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this Report under the Exchange Act.

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

FORWARD-LOOKING INFORMATION

        This document, the documents incorporated by reference, and other reports and filings made with the securities regulatory authorities may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward looking statements reflect TCPL's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's natural gas pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the natural gas pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TCPL's actual results and experience to differ materially from the anticipated results or other expectations expressed. The Company's material risks and assumptions are discussed further in TCPL's Management's Discussion and Analysis filed as document 13.2 hereto including the headings "Pipelines — Opportunities and Developments", "Pipelines-Business Risks", "Energy — Opportunities and Developments", "Energy — Business Risks" and "Risk Management and Financial Instruments". Additional information on these and other factors is available in the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA PIPELINES LIMITED
	Per:	/s/ DONALD J. DEGRANDIS DONALD J. DEGRANDIS Corporate Secretary

Date: March 3, 2008

EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

PIPELINES

Natural Gas Pipelines

- **1** Canadian Mainline
- **2** Alberta System
- **3** GTN System
- **4** Foothills
- **5** North Baja
- **6** Ventures LP
- **7** Tamazunchale
- **8** Tuscarora
- **9** Northern Border
- **10** Great Lakes
- **11** Iroquois
- **12** TQM
- **13** Portland
- **14** ANR
- **15** Alaska Highway Pipeline Project (proposed by TransCanada)
- **16** Mackenzie Gas Pipeline Project (proposed by producers)

Oil Pipeline

- **17** Keystone Pipeline Project (under construction)

Natural Gas Storage

- **18** ANR Natural Gas Storage

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
15. Kibby Wind (proposed)
16. TC Hydro
17. Ocean State Power

Natural Gas Storage

- **18** Edson
- **19** CrossAlta

Liquefied Natural Gas

- **20** Cacouna (proposed by TransCanada and Petro-Canada)
- **21** Broadwater (proposed by TransCanada and Shell US Gas & Power LLC)

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES