Form 40-F
period 2010-12-31
TRANSCANADA PIPELINES LTD
filed 2011-02-22
CIK 99070

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010        Commission File Number 1-8887

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

At December 31, 2010, 4,000,000 Cumulative Redeemable First Preferred Shares Series U
and 4,000,000 Cumulative Redeemable First Preferred Shares Series Y
were issued and outstanding.
675,673,927 common shares which are all owned by TransCanada Corporation

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒            No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).     Yes ☐            No ☐

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statement under the Securities Act of 1933, as amended:

Form	Registration No.
F-9	333-163641

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS

Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements except as otherwise specifically incorporated by reference in the TCPL Annual Information Form shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.

A.    Audited Annual Financial Statements

For audited consolidated financial statements, including the auditors' report, see pages 89 through 140 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements included herein. See the related supplementary note entitled "Reconciliation to United States GAAP" for a reconciliation of the differences between Canadian and United States generally accepted accounting principles attached as document 13.4.

B.    Management's Discussion & Analysis

For management's discussion and analysis, see pages 2 through 88 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements included herein.

C.    Management's Report on Internal Control Over Financial Reporting

For information on management's internal control over financial reporting, see Management's Report on Internal Control Over Financial Reporting attached as document 13.6.

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

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see "Controls and Procedures" in Management's Discussion and Analysis on page 76 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements.

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

CODE OF ETHICS

The Registrant has adopted codes of business ethics for its President and Chief Executive Officer, Chief Financial Officer, Controller, directors, employees and contractors. The Registrant's codes are available on its website at www.transcanada.com. No waivers have been granted from any provision of the codes during the 2010 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information on principal accountant fees and services, see "Corporate Governance — Audit Committee — External Auditor Service Fees" and "Corporate Governance — Audit Committee — Pre-Approval Policies and Procedures" on page 29 of the TCPL Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 24 of the Notes to the Audited Consolidated Financial Statements attached to this Form 40-F and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on Tabular Disclosure of Contractual Obligations, see "Contractual Obligations" in Management's Discussion and Analysis on page 55 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chair: Members:	K.E. Benson D.H. Burney E.L. Draper P.L. Joskow J.A. MacNaughton D.M.G. Stewart

3

 FORWARD-LOOKING INFORMATION

This document, the documents incorporated by reference, and other reports and filings made with the securities regulatory authorities may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TCPL's securityholders and potential investors with information regarding TCPL and its subsidiaries, including management's assessment of TCPL's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects, and financial performance of TCPL and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TCPL's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TCPL's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TCPL's actual results and experience to differ materially from the anticipated results or expectations expressed. The Company's material risks and assumptions are discussed further in TCPL's Management's Discussion and Analysis filed as document 13.2 hereto including under the headings "Natural Gas Pipelines — Opportunities and Developments", "Natural Gas Pipelines — Business Risks", "Oil Pipelines — Opportunities and Developments", "Oil Pipelines — Business Risks", "Energy — Opportunities and Developments", "Energy — Business Risks" and "Risk Management and Financial Instruments". Additional information on these and other factors is available in the reports filed by TCPL with Canadian securities regulators and with the Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this document or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

4

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA PIPELINES LIMITED
Per:	/s/ DONALD R. MARCHAND Donald R. Marchand Executive Vice-President and Chief Financial Officer
Date: February 18, 2011

DOCUMENTS FILED AS PART OF THIS REPORT

13.1	TCPL's Annual Information Form for the year ended December 31, 2010.

13.2	Management's Discussion and Analysis (included on pages 2 through 88 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements).

13.3	2010 Audited Consolidated Financial Statements (included on pages 89 through 140 of the TCPL 2010 Management's Discussion and Analysis and Audited Consolidated Financial Statements), including the auditors' report thereon.

13.4	Related supplementary note entitled "Reconciliation to United States GAAP".

13.5	Independent Auditors' Report of Registered Public Accounting Firm on the 2010 Audited Consolidated Financial Statements and on the related supplementary note entitled "Reconciliation to United States GAAP."

13.6	Management's Report on Internal Control Over Financial Reporting.

13.7	Report of the Independent Registered Public Accounting Firm on the effectiveness of TCPL's Internal Control Over Financial Reporting, as at December 31, 2010.

EXHIBITS

23.1	Consent of KPMG LLP, Independent Registered Public Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

TRANSCANADA PIPELINES LIMITED

ANNUAL INFORMATION FORM

February 14, 2011

TRANSCANADA PIPELINES LIMITED      1

PRESENTATION OF INFORMATION	2
FORWARD LOOKING INFORMATION	2
TRANSCANADA PIPELINES LIMITED	3
Corporate Structure	3
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Developments in the Natural Gas Pipelines Business	5
Developments in the Oil Pipelines Business	7
Developments in the Energy Business	8
BUSINESS OF TCPL	9
Natural Gas Pipelines Business	10
Oil Pipelines Business	12
Regulation of the Natural Gas and Oil Pipelines Businesses	13
Energy Business	13
GENERAL	15
Employees	15
Social and Environmental Policies	16
Environmental Protection	16
RISK FACTORS	17
Environmental Risk Factors	17
Other Risk Factors	20
DIVIDENDS	20
DESCRIPTION OF CAPITAL STRUCTURE	20
Share Capital	20
Debt	21
CREDIT RATINGS	21
DBRS Limited (DBRS)	22
Moody’s Investors Service, Inc. (Moody’s)	22
Standard & Poor’s (S&P)	22
MARKET FOR SECURITIES	22
Common Shares	23
Series 1 Preferred Shares	23
Series 3 Preferred Shares	23
Series 5 Preferred Shares	24
Series U Preferred Shares and Series Y Preferred Shares	24
DIRECTORS AND OFFICERS	24
Directors	24
Board Committees	26
Officers	26
Conflicts of Interest	27
CORPORATE GOVERNANCE	28
AUDIT COMMITTEE	28
Relevant Education and Experience of Members	28
Pre-Approval Policies and Procedures	29
External Auditor Service Fees	29
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	30
SECURITIES OWNED BY DIRECTORS	30
COMPENSATION OF DIRECTORS	30
DIRECTOR COMPENSATION TABLE	31
RETAINERS AND FEES PAID TO DIRECTORS	31
2010 Retainers and Fees	32
Minimum Share Ownership Guidelines	32
Share Unit Plan for Non-Employee Directors	33
COMPENSATION DISCUSSION AND ANALYSIS	33
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	33
TRANSFER AGENT AND REGISTRAR	33
INTEREST OF EXPERTS	33
ADDITIONAL INFORMATION	33
GLOSSARY	34
SCHEDULE “A” - METRIC CONVERSION TABLE	A-1
SCHEDULE “B” - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	B-1
SCHEDULE “C” - CHARTER OF THE AUDIT COMMITTEE	C-1
SCHEDULE “D” - DESCRIPTION OF BOARD COMMITTEES AND THEIR CHARTERS	D-1
SCHEDULE “E”- CHARTER OF THE BOARD OF DIRECTORS	E-1
SCHEDULE “F” - COMPENSATION DISCUSSION AND ANALYSIS	F-1

TRANSCANADA PIPELINES LIMITED      2

PRESENTATION OF INFORMATION

Unless the context indicates otherwise, a reference in this Annual Information Form (“AIF”) to “TCPL” or the “Company” includes TCPL’s parent, TransCanada Corporation (“TransCanada”) and the subsidiaries of TCPL through which its various business operations are conducted and a reference to “TransCanada” includes TransCanada Corporation and the subsidiaries of TransCanada Corporation, including TCPL.  Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement with TransCanada, which is described below under the heading “TransCanada PipeLines Limited — Corporate Structure”, these actions were taken by TCPL or its subsidiaries.  The term “subsidiary”, when referred to in this AIF, with reference to TCPL means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2010 (“Year End”). Amounts are expressed in Canadian dollars unless otherwise indicated.  Financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Certain portions of TCPL’s Management’s Discussion and Analysis dated February 14, 2011 (“MD&A”) are incorporated by reference into this AIF as stated below.  The MD&A can be found on SEDAR at www.sedar.com under TCPL’s profile.

The Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Standards Board (“AcSB”) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective January 1, 2011. As a United States (“U.S.”) Securities and Exchange Commission (“SEC”) registrant, TCPL prepares and files a “Reconciliation to United States GAAP” and has the option to prepare and file its consolidated financial statements using U.S. generally accepted accounting principles (“U.S. GAAP”). Previously, TCPL disclosed that effective January 1, 2011, the Company expected to begin reporting under IFRS. As a result of the developments noted below, management expects that the Company will adopt U.S. GAAP effective January 1, 2012. The Company’s IFRS conversion project was proceeding as planned to meet the conversion date of January 1, 2011, prior to these developments. In accordance with Canadian GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. These rate-regulated accounting (“RRA”) standards allow the timing of recognition of certain expenses and revenues to differ from the timing that may otherwise be expected in a non-rate-regulated business under Canadian GAAP in order to appropriately reflect the economic impact of regulators’ decisions regarding the Company’s revenues and tolls. In October 2010, the AcSB and the Canadian Securities Administrators (“CSA”) amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. Due to the continued uncertainty around the timing, scope and eventual adoption of an RRA standard under IFRS, TCPL will defer its adoption of IFRS accordingly and continue preparing its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA. TCPL will continue to actively monitor IASB developments with respect to RRA and other IFRS. The impact of adopting U.S. GAAP is consistent with that currently reported in the Company’s publicly filed “Reconciliation to United States GAAP”. Significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company’s primary accounting standard. For more information on TCPL’s conversion project, see TCPL’s MD&A under the headings “Accounting Changes – Future Accounting Changes – International Financial Reporting Standards” and “Accounting Changes – Future Accounting Changes – U.S. GAAP Conversion Project”.

Information in relation to metric conversion can be found at Schedule “A” to this AIF.  Terms defined throughout this AIF are listed in the Glossary found at the end of this AIF.

FORWARD LOOKING INFORMATION

This AIF, the documents incorporated by reference into this AIF, and other reports and filings made with the securities regulatory authorities may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, “forecast” or other similar words are used to identify such forward looking information.  Forward-looking statements in this document are intended to provide securityholders and potential investors with information regarding TCPL and its subsidiaries, including management’s assessment of TCPL’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TCPL and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results and expected impact of future commitments and contingent liabilities.  All forward looking statements reflect TCPL’s beliefs and assumptions based on information available at the time the statements were made.  Actual results or events may differ from those predicted in these

TRANSCANADA PIPELINES LIMITED      3

forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America.  By its nature, forward looking information is subject to various risks and uncertainties, including those material risks discussed in this AIF under the heading “Risk Factors”, which could cause TCPL’s actual results and experience to differ materially from the anticipated results or expectations expressed.  Additional information on these and other factors is available in the reports filed by TCPL with Canadian securities regulators and with the SEC.  Readers are cautioned not to place undue reliance on this forward looking information, which is given as of the date it is expressed in this AIF or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose.  TCPL undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

TRANSCANADA PIPELINES LIMITED

Corporate Structure

TCPL’s head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

TCPL is a Canadian public company. Significant dates and events are set forth below.

Date	Event
March 21, 1951	Incorporated by Special Act of Parliament as Trans-Canada Pipe Lines Limited.
April 19, 1972	Continued under the Canada Corporations Act by Letters Patent, which included the alteration of its capital and change of name to TransCanada PipeLines Limited.
June 1, 1979	Continued under the Canada Business Corporations Act (“CBCA”).
July 2, 1998

Certificate of Arrangement issued in connection with the Plan of Arrangement with NOVA Corporation under which the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company.

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
May 15, 2003

Certificate of Arrangement issued in connection with the plan of arrangement with TransCanada. TransCanada was incorporated pursuant to the provisions of the CBCA on February 25, 2003. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their common shares (“common share(s)”) of TCPL for one common share of TransCanada The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the principal operating subsidiary of the TransCanada group of entities.

TRANSCANADA PIPELINES LIMITED      4

Intercorporate Relationships

The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TCPL’s principal subsidiaries as at December 31, 2010. Each of the subsidiaries shown has total assets that exceeded 10 per cent of the total consolidated assets of TransCanada or revenues that exceeded 10 per cent of the total consolidated revenues of TransCanada as at and for the year ended December 31, 2010. TCPL owns, directly or indirectly, 100 per cent of the voting shares in each of each of these subsidiaries, with exception to TransCanada Keystone Pipeline, LP which TransCanada indirectly holds 100 per cent of the partnership interests thereof.

The above diagram does not include all of the subsidiaries of TCPL.  The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets or total consolidated revenues of TCPL as at and for the year ended December 31, 2010.

TRANSCANADA PIPELINES LIMITED      5

GENERAL DEVELOPMENT OF THE BUSINESS

Commencing in 2011, TCPL’s reportable business segments are “Natural Gas Pipelines”, “Energy” and “Oil Pipelines”. Natural Gas and Oil Pipelines are principally comprised of the Company’s respective natural gas and oil pipelines in Canada, the U.S. and Mexico and its regulated natural gas storage operations in the U.S. Energy includes the Company’s power operations and the non-regulated natural gas storage business in Canada.

TCPL’s strategy in Natural Gas and Oil Pipelines is focused on growing its North American natural gas and crude oil transmission network and maximizing the long-term value of its existing pipeline assets. The Company has built a substantial energy business over the past decade and has achieved a major presence in power generation in selected regions of Canada and the U.S. More recently, TCPL has also developed a substantial non-regulated natural gas storage business in Alberta.

Summarized below are significant developments that have occurred in TCPL’s Natural Gas Pipelines, Oil Pipelines and Energy businesses, respectively, and the significant acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years.

Developments in the Natural Gas Pipelines Business

Date	Description of Development

CANADIAN MAINLINE (“Canadian Mainline”)

March 2008

The National Energy Board (“NEB”) approved the amended interim tolls for Canadian Mainline effective April 1, 2008. TCPL had filed an application with the NEB to increase the interim tolls previously approved in December 2007. This toll increase was a result of a significant decrease in forecasted flows on the system and was intended to allow TCPL to meet its 2008 revenue requirement.

December 2009

The NEB approved TCPL’s application for 2010 final tolls for Canadian Mainline, effective January 1, 2010. The 2010 calculated return on equity was 8.52 per cent. Reduced throughput and greater use of shorter distance transportation contracts resulted in an increase in its tolls for 2010 compared to 2009.

August 2010	TCPL’s open season to transport Marcellus volumes on the Canadian Mainline closed. The open season was initiated at the request of prospective shippers.
December 2010

TCPL filed an application with the NEB for approval of the interim 2011 tolls for the Canadian Mainline which contained certain changes to the tolling mechanism to reduce long haul tolls. The NEB decided not to approve the tolls as requested in the interim tolls application and set the current 2010 tolls as interim commencing January 1, 2011.

January 2011

TCPL filed for revised interim tolls effective March 1, 2011 based on the existing 2007–2011 settlement with customers. If approved, the revised interim tolls will allow for collection of revenues that will more closely reflect TCPL’s costs and forecast throughput in 2011. TCPL is continuing its discussions with stakeholders with the intent of increasing the level of support for a potential settlement and expects to file a subsequent application for final 2011 tolls for the Canadian Mainline later in 2011.

ALBERTA SYSTEM (“Alberta System”)

April 2008	An expansion of the Alberta System in the Fort McMurray area was placed in service on its projected on-stream date.
February 2009	The NEB approved TCPL’s June 2008 application for federal regulation of the Alberta System effective April 29, 2009.
June 2010	TCPL reached a three year settlement agreement with the Alberta System shippers and other interested parties and filed a 2010-2012 Revenue Requirement Settlement Application with the NEB.
August 2010	The NEB approved TCPL’s November 2009 application for the Alberta System’s Rate Design Settlement and the commercial integration of the ATCO Pipeline system with the Alberta System.
September 2010	The NEB approved the Alberta System’s 2010-2012 Revenue Requirement Settlement Application.
October 2010	The NEB approved final 2010 rates for the Alberta System, which reflect the Alberta System 2010-2012 Revenue Requirement Settlement and Rate Design Settlement.
December 2010

The NEB approved the interim 2011 tolls for the Alberta System reflecting the 2010-2012 Revenue Requirement Settlement and continuing to transition to the toll methodology approved in the Rate Design Settlement. TCPL expects to file for final 2011 tolls on the Alberta System which will reflect the outcome of further discussions with stakeholders with respect to 2011 tolls and commercial integration of the ATCO Pipeline system.

North Central Corridor Expansion (“North Central Corridor”)

October 2008	The Alberta Utilities Commission (“AUC”), which previously regulated the Alberta System, approved TCPL’s application for a permit to construct the North Central Corridor.
October 2008	Construction of the North Central Corridor commenced.
May 2009	The 140 kilometer (“km”) North Star section of the North Central Corridor was completed.
September 2009	Work on the final phase of the North Central Corridor commenced.
March 2010	The North Central Corridor was completed, on schedule and under budget.

TRANSCANADA PIPELINES LIMITED      6

Date	Description of Development

Groundbirch Pipeline Project (“Groundbirch”)

March 2010	The NEB approved TCPL’s application after a public hearing, to construct and operate Groundbirch.
August 2010	TCPL received final regulatory approvals and commenced construction of Groundbirch.
December 2010	Groundbirch was completed on schedule and under budget, and began transporting natural gas from the Montenay shale gas formation into the Alberta System.

Horn River Pipeline Project (“Horn River”)

February 2009	TCPL announced the successful completion of a binding open season, securing support for firm transportation contracts of 378 million cubic feet per day (“MMcf/d”) for the pipeline.
February 2010	TCPL filed an application with the NEB for approval to construct and operate the pipeline.
April 2010

The NEB announced that it would hold a public hearing process on TCPL’s February 2010 application for approval to construct and operate the pipeline. The NEB hearing relating to the Horn River pipeline concluded in November 2010.

January 2011	TCPL received approval from the NEB to construct the Horn River pipeline.

FOOTHILLS SYSTEM (“Foothills System”)

June 2010	TCPL reached an agreement to establish a cost of capital for Foothills System. The NEB approved final tolls for 2010, effective July 1, 2010.

MACKENZIE GAS PIPELINE PROJECT (“Mackenzie Gas Project”)

December 2009

A Joint Review Panel of the Canadian government released a report on environmental and socio-economic factors in relation to the Mackenzie Gas Project. The report was submitted to the NEB as part of the review process for approval of the project.

December 2010	The NEB approved the proponents’ application to construct the Mackenzie Gas Project subject to numerous conditions.

ALASKA PIPELINE PROJECT (“Alaska Pipeline”)

December 2008

The Alaska Commissioners of Revenue and Natural Resources issued the Alaska Gasline Inducement Act (“AGIA”) license to TCPL to advance the Alaska Pipeline. Subsequently, TCPL commenced the engineering, environmental, field and commercial work. Under AGIA, the State of Alaska has agreed to reimburse a share of the eligible pre-construction costs to TCPL to a maximum of US$500 million.

June 2009

TCPL reached an agreement with ExxonMobil Corporation (“ExxonMobil”) to jointly advance the Alaska Pipeline. A joint project team is developing the engineering, environmental, aboriginal relations and commercial work.

April 2010	The Alaska Pipeline open season commenced.
Third Quarter 2010

Interested shippers on the proposed Alaska Pipeline project submitted conditional commercial bids in the open season that closed July 30, 2010. The project is now working with shippers to resolve those conditions within the project’s control.

BISON PIPELINE (“Bison”)

September 2008

TCPL acquired Bison Pipeline LLC from Northern Border Pipeline Company (“NBPL”) for US$20 million. The assets of Bison Pipeline LLC included executed precedent agreements as well as regulatory, environmental and engineering work on Bison.

December 2010	Construction of Bison was completed.
January 2011	Bison was placed in commercial service upon receiving final regulatory approvals to commence operations.

GREAT LAKES SYSTEM (“Great Lakes System”)

November 2009

The U.S. Federal Energy Regulatory Commission (“FERC”) initiated an investigation to determine whether rates on the Great Lakes System were just and reasonable. In response, Great Lakes Gas Transmission Limited Partnership (“Great Lakes”) filed a cost and revenue study with the FERC in February 2010.

July 2010

FERC approved, without modification, the settlement stipulation agreement reached among Great Lakes, active participants and the FERC trial staff. As approved, the stipulation and agreement applies to all current and future shippers on the Great Lakes System.

TRANSCANADA PIPELINES LIMITED      7

Date	Description of Development

NORTH BAJA SYSTEM (“North Baja System”)

July 2009

TCPL completed the sale of North Baja Pipeline, LLC (“North Baja”) to its affiliate, TC PipeLines, LP. As part of the transaction, TCPL agreed to amend its incentive distribution rights with TC PipeLines, LP. Under the amendment, TCPL received additional common units in exchange for a resetting of its incentive distribution rights at a lower percentage which escalates with increases in TC PipeLines, LP distributions. The aggregate consideration received from the partnership included a combination of cash and common units totaling approximately US$395 million.

GUADALAJARA (“Guadalajara”)

May 2009	TCPL announced that it was the successful bidder on a contract to build, own and operate the Guadalajara pipeline.
December 2010	The Guadalajara pipeline was 70 per cent complete at Year End.

Further information about developments in the Natural Gas Pipelines business can be found in the MD&A under the headings “TransCanada’s Strategy”, “Natural Gas Pipelines – Highlights”, “Natural Gas Pipelines – Financial Analysis” and “Natural Gas Pipelines – Opportunities and Developments”.

Developments in the Oil Pipelines Business

Date	Description of Development

KEYSTONE

2008

TCPL increased its equity ownership in TransCanada Keystone Pipeline, LP (“Keystone U.S.”) and TransCanada Keystone Pipeline Limited Partnership (“Keystone Canada”) to 79.99 per cent from 50 per cent with ConocoPhillips’ equity ownership being reduced concurrently to 20.01 per cent.

March 2008

Keystone U.S. received a Presidential Permit authorizing the construction, maintenance and operation of facilities at the U.S. and Canada border for the transportation of crude oil between the two countries. The Presidential Permit, was issued following the issuance by the U.S. Department of State of the Final Environmental Impact Statement on January 11, 2008 for the construction of the Keystone U.S. pipeline and its Cushing extension (the “Cushing Extension”).

June 2008

The NEB approved the application for additional pumping facilities required to expand the Canadian portion of Keystone (as defined below and referred to in this section as “Keystone”) from approximately 435,000 barrels per day (“Bbl/d”) to 591,000 Bbl/d to accommodate volumes to be delivered to the Cushing markets.

July 2008

TCPL announced plans for Keystone U.S. Gulf Coast expansion (the “U.S. Gulf Coast Expansion”) to provide additional capacity in 2013 of 500,000 Bbl/d from Western Canada to the U.S. Gulf Coast, near existing terminals in Port Arthur, Texas.

October 2008	The Company successfully conducted an open season for the U.S. Gulf Coast Expansion by securing additional firm, long term transportation contracts.
August 2009

TCPL became sole owner of Keystone project through the purchase of ConocoPhillips’ remaining interest (approximately 20 per cent) for US$553 million and the assumption of US$197 million of short-term debt.

March 2010	The NEB approved TCPL’s application to construct and operate the Canadian portion of the U.S. Gulf Coast Expansion.
April 2010	The U.S. Department of State issued a Draft Environmental Impact Statement for the U.S. Gulf Coast Expansion.
June 2010	Keystone oil pipeline commenced operating at a reduced maximum operating pressure as the first phase of Keystone began delivering oil to Wood River and Patoka in Illinois (“Wood River/Patoka”).
November 2010	The open season for the Bakken Marketlink (“Bakken Marketlink”) project, which commenced in September 2010, closed successfully. The Company secured firm, five year shipper contracts of 65,000 Bbl/d.
November 2010

The open season for the Cushing Marketlink (“Cushing Marketlink”) project, which commenced in September 2010, closed successfully. The Company secured contractual support sufficient to proceed with the Cushing Marketlink project, which would when completed have the ability to provide 150,000 Bbl/d of crude oil from Cushing, Oklahoma to the U.S. Gulf Coast.

December 2010	The reduced maximum operating pressure restriction on the Canadian conversion phase of the base Keystone oil pipeline was removed by the NEB following the completion of in-line inspections.
Fourth Quarter 2010	Construction of the Cushing Extension was completed, and line fill commenced in late 2010.
January 2011

The required operational modifications were completed on the Wood River/Patoka phase of Keystone oil pipeline. As a result, the system was capable of operating at the approved design pressure and the Company commenced recording earnings for the Wood River/Patoka phase in February 2011.

February 2011	The commercial in service of the Cushing Extension commenced.

TRANSCANADA PIPELINES LIMITED      8

Further information about developments in the Oil Pipelines business can be found in the MD&A under the headings “TransCanada’s Strategy”, “Oil Pipelines – Highlights”, “Oil Pipelines – Financial Analysis” and “Oil Pipelines – Opportunities and Developments”.

Developments in the Energy Business

Date	Description of Development

RAVENSWOOD GENERATING STATION (“Ravenswood”)

August 2008	TCPL completed its acquisition of Ravenswood for US$2.9 billion, subject to certain post-closing adjustments, pursuant to a purchase agreement with KeySpan Corporation and certain subsidiaries.

BÉCANOUR (“Bécancour”)

June 2010

Hydro-Québec Distribution (“Hydro-Québec”) notified TCPL it would exercise its option to extend the agreement to suspend all electricity generation from Bécancour throughout 2011. Hydro-Québec had previously announced that it would exercise its option to extend the agreement to suspend all electricity generation from Bécancour throughout 2010. Under the original agreement, Hydro-Québec has the option, subject to certain conditions, to extend the suspension on an annual basis until such time as regional electricity demand levels recover. TCPL will continue to receive payments under the agreement similar to those that would have been received under the normal course of operation.

BRUCE POWER (“Bruce Power”)

January 2008	The sixteenth and final new steam generator was installed in Bruce A (as defined below and referred in this section as “Bruce A”) Units 1 and 2.
Fourth Quarter 2008

A review of the end of life estimates for Units 3 and 4 was completed. As a result of the review, Unit 3 was expected to be in commercial service until 2011, providing an additional two years of generation before refurbishment. After the refurbishment, the end of life estimate for Unit 3 was to be extended to 2038. The review also showed that Unit 4 was expected to remain in commercial service until 2016, providing seven years of generation before refurbishment, after which the end of life estimate for Unit 4 was expected to be extended to 2042.

July 2009

Bruce Power and the Ontario Power Authority (“OPA”) amended certain terms and conditions included in the Bruce Power Refurbishment Implementation Agreement. The amendments were consistent with the intent of the agreement, originally signed in 2005, and recognize the significant changes in Ontario’s electricity market. Under the original agreement, Bruce A committed to refurbish and restart the currently idle Units 1 and 2, extend the operating life of Unit 3 and replace the steam generators on Unit 4. An amendment in 2007 provided for a full refurbishment of Unit 4, which will extend the expected operating life of the unit. This most recent amendment included amendments to Bruce B (as defined below and referred in this section as “Bruce B”) floor price mechanism, the removal of a support payment cap for Bruce A, an amendment to the capital cost-sharing mechanism, and provision for deemed generation payments to Bruce Power at the contract prices under circumstances where generation from Bruce A and Bruce B is reduced due to system curtailments on the Independent Electricity System Operator controlled grid in Ontario.

October 2010	The last of the 960 calandria tubes were successfully installed in Bruce A Units 1 and 2.
December 2010	The last of the fuel channel assemblies into Bruce A Unit 2 were successfully installed.
February 2011

A maintenance outage of approximately three weeks commenced on February 1, 2011 on Bruce B Unit 8 and outages of approximately seven weeks each are scheduled to begin in mid-April 2011 for Bruce B Unit 7 and mid-October 2011 for Bruce B Unit 5. Bruce A expects an outage of approximately one week on Unit 3 in July 2011 and, following approval from the Canadian Nuclear Safety Commission, the West Shift Plus outage of approximately six months is scheduled to commence in early November 2011 on Unit 3. The West Shift Plus outage is a key part of the life extension strategy for Unit 3 and is an extension of the West Shift program which was successfully executed in 2009. Subject to regulatory approval, Bruce Power expects to load fuel into Unit 2 in second quarter 2011 and achieve a first synchronization of the generator to the electrical grid by the end of 2011, with commercial operation expected to occur in first quarter 2012. Bruce Power expects to load fuel into Unit 1 in third quarter 2011, with a first synchronization of the generator during first quarter 2012 and commercial operation expected to occur during third quarter 2012. Plant commissioning and testing are underway and will accelerate in second quarter 2011 when construction activities are essentially complete.

February 2011

The Bruce Power Refurbishment Implementation Agreement was amended to reflect: the suspension date for contingent support payments on Bruce A output was extended to June 1, 2012 from December 31, 2011, and as a result, all output from Bruce A will receive spot prices from June 1, 2012 until the restart of Units 1 and 2 is complete; and a recovery of costs incurred by Bruce A in connection with development of fuel programs.

PORTLANDS ENERGY CENTRE (“Portlands Energy”)

April 2009	Portlands Energy was fully commissioned, ahead of time and under budget.

OAKVILLE GENERATING STATION

September 2009	The OPA advised TCPL that it was awarded a 20 year Clean Energy Supply contract to build, own and operate a 900 MW a generating station in Oakville, Ontario.

TRANSCANADA PIPELINES LIMITED      9

Date	Description of Development
October 2010

The Government of Ontario announced that it would not proceed with the Oakville generating station. TCPL commenced negotiations with the OPA on a settlement which would terminate the Clean Energy Supply contract and compensate TCPL for the economic consequences associated with the contract’s termination.

CARTIER WIND (“Cartier Wind”)

November 2008	The 109 MW Carleton wind farm, the third of five phases of Cartier Wind, became operational.
Third Quarter 2009

Construction activity began on the Cartier Wind’s 212 MW Gros-Morne and 58 MW Montagne-Sèche wind farms. The Montagne-Sèche project and phase one of the Gros-Morne project are expected to be operational in 2011, and phase two of the Gros-Morne project is expected to be operational in 2012, subject to the necessary approvals.

COOLIDGE (“Coolidge”)

May 2008

TCPL announced that the Phoenix, Arizona based utility, Salt River Project Agricultural Improvement and Power District, signed a 20 year power purchase agreement to secure 100 per cent of the output from Coolidge.

December 2008	The Arizona Corporation Commission granted a Certificate of Environmental Compatibility approving Coolidge.
August 2009	TCPL began construction of Coolidge.
December 2010	At Year End, construction of Coolidge was approximately 95 per cent complete and commissioning was approximately 80 per cent finished.

KIBBY WIND (“Kibby Wind”)

July 2008	Kibby Wind received unanimous final development plan approval from Maine’s Land Use Regulation Commission.
October 2009	The first phase of Kibby Wind, including 22 turbines capable of producing a combined 66 MW of power, was completed and placed in service ahead of schedule and under budget.
October 2010	The 66 MW second phase of the Kibby Wind was completed and placed in service. This phase included the installation of an additional 22 turbines, ahead of schedule and on budget.

SUNDANCE (“Sundance”)

February 2011

On February 8, 2011, TransCanada received from TransAlta Corporation ("TransAlta") notice under the Sundance A power purchase arrangement that TransAlta has determined that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored and that TransAlta therefore seeks to terminate the power purchase arrangement in respect of those units. TransCanada has not received any information that would validate TransAlta’s determination that the units cannot be economically restored to service. TransCanada has 10 business days from the date of TransAlta’s notice to either agree with or dispute TransAlta’s determination that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored. TransCanada will assess any information provided by TransAlta during this 10 -day period. If TransCanada disputes TransAlta’s determination, the issue will be resolved using the dispute resolution procedure under the terms of the power purchase arrangement. In December 2010, the Sundance 1 and 2 generating units were withdrawn from service for testing. In January 2011, these same units were subject to a force majeure claim by TransAlta under the power purchase arrangement. TransCanada has received insufficient information to make an assessment of TransAlta’s force majeure claim and therefore has recorded revenues under the power purchase arrangement as though this event was a normal plant outage.

Second Quarter 2010

Sundance B Unit 3 experienced an unplanned outage related to mechanical failure of certain generator components that the facility operator, TransAlta, has asserted is a force majeure event. TransCanada has received no information that validates a claim of force majeure and therefore has recorded revenues under the power purchase arrangement as though this event was a normal plant outage. TransCanada is pursuing the remedies available to it under the terms of the power purchase arrangement.

HALTON HILLS GENERATING STATION (“Halton Hills”)

September 2010	Halton Hills, which was constructed pursuant to a 20 year Clean Energy Supply contract with the OPA in November 2006, was completed and placed in service.

ZEPHYR (“Zephyr”) AND CHINOOK (“Chinook”) POWER TRANSMISSION LINES

February 2009

The FERC approved the application filed by TCPL in December 2008 requesting approval to charge negotiated rates and to proceed with open seasons in the spring of 2009 for Zephyr and Chinook, respectively. Zephyr is a proposed 1,609 km (1,000 mile), 500 kilovolt high voltage direct current (“HVDC”) line that would be capable of delivering primarily wind generated power from Wyoming to Nevada. Chinook is a proposed 1,609 km (1,000 mile), 500 kilovolt HVDC line that would be capable of delivering primarily wind generated power to markets from Montana to Nevada. The open seasons commenced in October 2009.

May 2010

TCPL concluded a successful open season for Zephyr. Support from key markets and a positive regulatory environment are necessary before the significant siting and permitting activities required to construct Zephyr will commence and TCPL anticipates making a decision on whether to proceed in 2011.

December 2010

TCPL closed the open season for Chinook without allocating capacity to Montana shippers. TCPL continues to advance the Chinook project, and discussions with Montana wind developers and other market participants is ongoing.

Further information about developments in the Energy business can be found in the MD&A under the headings “TCPL’s Strategy”, “Energy – Highlights”, “Energy – Financial Analysis” and “Energy – Opportunities and Developments”.

BUSINESS OF TCPL

TCPL is a leading North American energy infrastructure company focused on Natural Gas Pipelines, Oil Pipelines and Energy. At Year End, Natural Gas Pipelines accounted for approximately 54 per cent of revenues and 49 per cent of TCPL’s total assets, Oil Pipelines had not yet recorded any revenues but accounted for 18 per cent of TCPL’s total assets and Energy accounted for approximately 46 per cent of revenues and 27 per cent of TCPL’s total assets.  The following is a description of each of TCPL’s three main areas of operation.

The following table shows TCPL’s revenues from operations by segment, classified geographically, for the years ended December 31, 2010 and 2009.

TRANSCANADA PIPELINES LIMITED      10

Revenues From Operations (millions of dollars)	2010	2009
Natural Gas Pipelines
Canada - Domestic	$2,125	$2,389
Canada - Export(1)	837	755
United States and other	1,411	1,585
	4,373	4,729
Oil Pipelines	Nil	Nil
Energy(2)
Canada – Domestic	2,243	2,690
Canada - Export(1)	1	1
United States and other	1,447	761
	3,691	3,452
Total Revenues(3)	$8,064	$8,181

(1)          Exports include pipeline revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.

(2)          Revenues include sales of natural gas.

(3)          Revenues are attributed to countries based on country of origin of product or service.

Natural Gas Pipelines Business

TCPL is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and regulated gas storage facilities. TCPL’s network of wholly owned natural gas pipelines extends more than 60,000 km (37,000 miles), and its partially owned natural gas pipelines extend more than 8,800 km (5,500 miles), tapping into virtually all major gas supply basins in North America. TCPL has substantial Canadian and U.S. natural gas pipeline and related holdings, including those listed below.  The following natural gas pipelines are owned 100 per cent by TCPL unless otherwise stated.

TCPL has the following natural gas pipelines and related holdings in Canada:

•                  TCPL’s Canadian Mainline is a 14,101 km (8,762 mile) natural gas transmission system in Canada that extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

•                  TCPL’s Alberta System is a natural gas transmission system in Alberta and Northeast British Columbia (“B.C.”) which gathers natural gas for use within the province of Alberta and delivers it to provincial boundary points for connection with the Canadian Mainline and the Foothills System and with third party natural gas pipelines. The 24,187 km (15,029 mile) Alberta System is one of the largest carriers of natural gas in North America.  During the past three completed financial years TCPL has enhanced the Alberta System as follows:

o                 North Central Corridor, which extends the northern section of the Alberta System, was completed in March 2010; and

o                 TCPL continues to advance further pipeline development in B.C. and Alberta to transport unconventional shale gas supply as follows:

Groundbirch was completed in December 2010, connecting the Alberta System to natural gas supplies from the Montney shale gas formation in Northeast B.C. TCPL has entered into firm transportation agreements with Groundbirch pipeline customers for 1.24 billion cubic feet per day (“Bcf/d”) by 2014;

TCPL has applied to build the proposed Horn River pipeline, an extension of the Alberta System to serve production from the new shale gas supply in the Horn River basin north of Fort Nelson, B.C. TCPL received approval from the NEB to construct the Horn River pipeline in January 2011. The Horn River pipeline is scheduled to be operational in second quarter 2012 with commitments for contracted natural gas of over 634 MMcf/d by 2014; and

the Company has received requests for additional natural gas transmission service throughout the northwest portion of the Western Canadian Sedimentary Basin, including the Horn River and Montney areas of B.C. These new requests are expected to result in the need for further extensions and expansions of the Alberta System.

TRANSCANADA PIPELINES LIMITED      11

•                  TCPL’s Foothills System is a 1,241 km (771 mile) natural gas transmission system in Western Canada which carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

•                  TransCanada Pipeline Ventures LP owns a 161 km (100 mile) pipeline and related facilities that supply natural gas to the oil sands region near Fort McMurray, Alberta as well as a 27 km (17 mile) pipeline that supplies natural gas to a petrochemical complex at Joffre, Alberta.

•                  TQM (“TQM”) is 50 per cent owned by TCPL. TQM is a 572 km (355 mile) pipeline system that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec, and connects with the Portland System. TQM is operated by TCPL.

•                  The Mackenzie Gas Project is a proposed natural gas pipeline extending 1,196 km (743 mile) that would connect northern onshore natural gas fields with North American markets. TCPL has the right to acquire an equity interest in the project.

TCPL has the following natural gas pipeline and related holdings in the U.S.:

•                  The proposed Alaska Pipeline is a 4.5 Bcf/d natural gas pipeline and treatment plant. The pipeline would extend 2,737 km (1,700 miles) from the natural gas treatment plant at Prudhoe Bay, Alaska to Alberta, or an alternative pipeline to Valdez, Alaska. TCPL received approval of its plan to conduct an open season from the FERC in March 2010. An open season commenced at the end of April 2010, and continued until July 2010. TCPL is continuing to negotiate with potential shippers from the initial open season. The Alaska Pipeline project is a joint effort between TCPL and ExxonMobil pursuant to the AGIA.

•                  TCPL’s ANR System (“ANR System”) is a 17,000 km (10,563 mile) natural gas transmission system which transports natural gas from producing fields located in the Texas and Oklahoma panhandle regions, from the offshore and onshore regions of the Gulf of Mexico, and from the U.S. Midcontinent region to markets located mainly in Wisconsin, Michigan, Illinois, Indiana and Ohio. ANR System also connects with other natural gas pipelines, providing access to diverse sources of North American supply, including Western Canada, and the mid-continent and Rocky Mountain supply regions, and a variety of markets in the Midwestern and Northeastern U.S.

Underground gas storage facilities owned and operated by American Natural Resources Company and ANR Storage Company (collectively, “ANR”) provide regulated gas storage services to customers on the ANR System and the Great Lakes System in upper Michigan. In total, the ANR business unit owns and operates natural gas storage facilities throughout the State of Michigan with total natural gas storage capacity of 250 billion cubic feet (“Bcf”).

•                  The GTN System (“GTN System”) is TCPL’s 2,178 km (1,353 miles) natural gas transmission system that transports Western Canada Sedimentary Basin and Rocky Mountain sourced natural gas to third party natural gas pipelines and markets in Washington, Oregon and California, and connects with the Tuscarora Gas Transmission Company (“Tuscarora”) pipeline.

•                  The Bison pipeline is a 487 km (303 mile) natural gas pipeline from the Powder River Basin in Wyoming connecting to the Northern Border Pipeline System (“NBPL System”) in Morton County, North Dakota. The Company commenced construction of the Bison pipeline in July 2010 and the pipeline became operational in January 2011. The Bison pipeline has long term shipping commitments for 407 MMcf/d.

•                  The Great Lakes System is a 3,404 km (2,115 mile) natural gas transmission system connecting to the Canadian Mainline and serves markets primarily in Eastern Canada and the Northeastern and Midwestern U.S. TCPL operates the Great Lakes System and effectively owns 71.3 per cent of the system through its 53.6 per cent ownership interest and its indirect ownership, which it has through its 38.2 per cent interest in TC PipeLines, LP.

•                  The NBPL System is 50 per cent owned by TC PipeLines, LP and is a 2,250 km (1,398 mile) natural gas transmission system, which serves the U.S. Midwest. TCPL operates and effectively owns 19.1 per cent of the NBPL System through its 38.2 per cent interest in TC PipeLines, LP.

•                  Tuscarora is 100 per cent owned by TC PipeLines, LP.  TCPL operates the Tuscarora System (“Tuscarora System”) a 491 km (305 mile) pipeline system transporting natural gas from the GTN System at Malin, Oregon to Wadsworth,

TRANSCANADA PIPELINES LIMITED      12

Nevada with delivery points in Northeastern California and Northwestern Nevada. TCPL effectively owns 38.2 per cent of the system through its 38.2 per cent interest in TC PipeLines, LP.

•                  North Baja is 100 per cent owned by TC PipeLines, LP. TCPL operates the North Baja System, a natural gas transmission system which extends 138 km (86 miles) from Ehrenberg, Arizona to a point near Ogilby, California on the California/Mexico border and connects with a third party natural gas pipeline system in Mexico.  TCPL effectively owns 38.2 per cent of the same through its 38.2 per cent interest in TC PipeLines, LP.

•                  The Iroquois System (“Iroquois System”) is a gas transmission system that connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the Northeastern U.S. TCPL has a 44.5 per cent ownership interest in this 666 km (414 mile) pipeline system.

•                  The Portland System (“Portland System”) is a 474 km (295 mile) pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the Northeastern U.S. TCPL has a 61.7 per cent ownership interest in the Portland System and operates this pipeline.

•                  TCPL holds a 38.2 per cent interest in TC PipeLines, LP, a publicly held limited partnership of which a subsidiary of TCPL acts as the general partner. The remaining interest of TC PipeLines, LP is widely held by the public.  TC PipeLines, LP owns a 50 per cent interest in the NBPL System, 46.4 per cent in the Great Lakes System, 100 per cent of the Tuscarora System and 100 per cent of the North Baja System.

TCPL has the following natural gas pipeline and related holdings in Mexico and South America:

•                  TransGas is a 344 km (214 mile) natural gas pipeline system which runs from Mariquita in the central region of Colombia to Cali in the southwest of Colombia. TCPL holds a 46.5 per cent ownership interest in this pipeline.

•                  Owned 30 per cent by TransCanada, Gas Pacifico is a 540 km (336 mile) natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. TransCanada also has a 30 per cent ownership interest in INNERGY, an industrial natural gas marketing company based in Concepción that markets natural gas transported on Gas Pacifico.

•                  Tamazunchale is a 130 km (81 mile) natural gas pipeline in east-central Mexico which extends from the facilities of Pemex Gas near Naranjos, Veracruz to an electricity generating station near Tamazunchale, San Luis Potosi.

•                  The proposed Guadalajara pipeline is under construction and when completed will extend approximately 305 km (190 miles) transporting natural gas from a LNG terminal under construction near Manzanillo on Mexico’s Pacific coast to Guadalajara, the second largest city in Mexico. The Guadalajara pipeline is supported by a twenty-five year contract for its entire capacity with Comisión Federal de Electridad, Mexico’s state-owned electric power company. Guadalajara pipeline has an expected in service date of mid-2011 and was 70 per cent complete at Year End.

Further information about the Company’s pipeline holdings, developments and opportunities and significant regulatory developments which relate to Natural Gas Pipelines can be found in the MD&A under the headings “Natural Gas Pipelines”, “Natural Gas Pipelines – Opportunities and Developments” and “Natural Gas Pipelines – Financial Analysis”.

Oil Pipelines Business

With increasing production from crude oil sands in Alberta and new crude oil discoveries in the U.S., including the Bakken shale play in Montana and North Dakota, along with growing demand for secure, reliable sources of energy, TCPL has identified opportunities to develop new oil pipeline capacity. The Company’s Keystone crude oil pipeline and other opportunities in TCPL’s oil pipeline business are described below.

Keystone (“Keystone”) is a crude oil pipeline system designed to initially carry 1.1 million Bbl/d which is comprised of the completed 3,467 km (2,154 mile) Wood River/Patoka and Cushing Extension phases, and the proposed 2,673 (1,661 mile) U.S. Gulf Coast Expansion. The Wood River/Patoka phase transports crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka, Illinois and is designed for an initial nominal capacity of 435,000 Bbl/d. The Wood River/Patoka phase was placed in service in June 2010. The Cushing Extension extends the pipeline to Cushing, Oklahoma and increases nominal capacity to 591,000 Bbl/d if design capacity is achieved. The Cushing Extension was placed in service in February 2011. The proposed U.S. Gulf Coast Expansion, which would expand and extend Keystone from Hardisty to a delivery point near existing terminals in Port Arthur, Texas, is expected to provide additional

TRANSCANADA PIPELINES LIMITED      13

pipeline capacity in 2013, pending U.S. regulatory approval.

The Company is pursuing the opportunity to transport growing Bakken shale crude oil production from the Williston Basin in Montana and North Dakota for delivery to major U.S. refining markets. Following an open season conducted in the second half of 2010, the Company secured firm, five year shipper contracts totaling 65,000 Bbl/d for its proposed Bakken Marketlink project, which would transport U.S. crude oil from Baker, Montana to Cushing, Oklahoma on facilities that form part of the U.S. Gulf Coast Expansion. Following an open season conducted in the second half of 2010, the Company secured contractual support sufficient to proceed with the Cushing Marketlink project, which would when completed transport up to 150,000 Bbl/d of crude oil from Cushing, Oklahoma to the U.S. Gulf Coast on facilities that form part of the U.S. Gulf Coast Expansion. With these commitments, TCPL will file for the necessary regulatory approvals in the U.S. to construct and operate the Bakken and Cushing Marketlink pipelines. Commercial in service is anticipated in 2013.

Further information about the Company’s pipeline holdings, developments and opportunities and significant regulatory developments which relate to Oil Pipelines can be found in the MD&A under the headings “Oil Pipelines”, “Oil Pipelines – Opportunities and Developments” and “Oil Pipelines – Financial Analysis”.

Regulation of the Natural Gas and Oil Pipelines Businesses

Canada

Under the terms of the National Energy Board Act (Canada), the Canadian Mainline, TQM, and the Foothills and Alberta systems (collectively referred to in this section as the “Systems”) are regulated by the NEB (the Alberta System became subject to federal jurisdiction on April 29, 2009 following NEB approval of an application by TCPL).  The NEB sets tolls which provide TCPL the opportunity to recover projected costs of transporting natural gas, including the return on the average investment base for each of the Systems.  In addition, new facilities are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems.  Net earnings of the Systems may be affected by changes in investment base, the allowed return on equity, the level of deemed common equity and any incentive earnings.

The NEB regulates the terms and conditions of service, including rates, and the physical operation of the Canadian portion of Keystone. NEB approval is also required for facility additions, such as the Canadian portion of the proposed U.S. Gulf Coast Expansion project which was approved by the NEB in March 2010.

United States

TCPL’s wholly owned and partially owned U.S. pipeline systems, including the ANR, GTN, Great Lakes, Iroquois, Portland, NBPL, North Baja and Tuscarora systems, are considered “natural gas companies” operating under the provisions of the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978, and are subject to the jurisdiction of the FERC.  The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities.  The FERC also has authority to regulate rates for natural gas transportation and interstate commerce.

The FERC also regulates the terms and conditions of service, including transportation rates, on the U.S. portion of Keystone system. Certain states in which Keystone has right of ways also regulate construction and siting of Keystone.

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

The electrical power generation plants and power supply that TCPL has an interest in, including those under development, in the aggregate, represent more than 10,800 MW of power generation capacity. Power plants and power supply in Canadian power

TRANSCANADA PIPELINES LIMITED      14

account for approximately 65 per cent of this total, and power plants in U.S. power account for the balance, being approximately 35 per cent.

TCPL owns and operates the following facilities:

•                  Ravenswood generating station, located in Queen’s, New York, is a 2,480 MW power plant that consists of multiple units employing steam turbine, combined cycle and combustion turbine technology. Ravenswood has the capacity to serve approximately 20 per cent of New York City’s peak load.

•                  Halton Hills, a 683 MW natural gas-fired power plant in Halton Hills, Ontario, which was placed in service in September 2010. All of the power produced by the facility is sold to the OPA under a 20 year Clean Energy Supply contract.

•                  Kibby Wind, a 132 MW wind farm located in the Kibby and Skinner Townships in Maine. The first 66 MW phase of Kibby Wind was place in service in October 2009 and the second 66 MW phase was placed in service in October 2010.

•                  TC Hydro, TCPL’s hydroelectric facilities located in New Hampshire, Vermont and Massachusetts on the Connecticut and Deerfield Rivers, consists of 13 stations and associated dams and reservoirs with a total generating capacity of 583 MW.

•                  Ocean State Power (“Ocean State Power”), a 560 MW natural gas-fired, combined-cycle facility in Burrillville, Rhode Island.

•                  Bécancour, a 550 MW natural gas-fired cogeneration power plant located near Trois-Rivières, Québec. The entire power output is supplied to Hydro-Québec under a 20 year power purchase agreement expiring in 2026.  Steam is also sold to an industrial customer for use in commercial processes. Since 2008, electricity generation at the Bécancour power plant has been temporarily suspended under an agreement entered into with Hydro-Québec. Under the agreement, TCPL receives payments that are similar to those that would have been received under the normal course of operation.

•                  Natural gas-fired cogeneration plants in Alberta at Carseland (80 MW), Redwater (40 MW), Bear Creek (80 MW) and MacKay River (165 MW).

•                  Grandview, a 90 MW natural gas-fired cogeneration power plant located on the site of the Irving Oil Limited oil refinery in Saint John, New Brunswick. Irving Oil Limited is under a 20 year tolling arrangement that expires in 2025, to supply fuel for the plant and to contract 100 per cent of the plant’s heat and electricity output.

•                  Cancarb, a 27 MW facility located in Medicine Hat, Alberta fuelled by waste heat from TCPL’s adjacent thermal carbon black facility.

•                  Edson, an underground natural gas storage facility connected to the Alberta System near Edson, Alberta. The facility’s central processing system is capable of maximum injection and withdrawal rates of 725 MMcf/d of natural gas. Edson has a working natural gas storage capacity of approximately 50 Bcf.

TCPL has the following long-term power purchase arrangements in place:

•                  TCPL has the rights to 100 per cent of the generating capacity of the 560 MW Sundance A coal-fired power generation facility under a power purchase arrangement that expires in 2017. TCPL also has the rights to 50 per cent of the generating capacity of the 706 MW Sundance B facility under a power purchase arrangement, which expires in 2020. The Sundance A and Sundance B facilities are located in South Central Alberta.

•                  The Sheerness (“Sheerness”) facility, which consists of two coal-fired thermal power generating units, is located in Southeastern Alberta. TCPL has the rights to 756 MW of generating capacity from the Sheerness power purchase arrangement that expires in 2020.

TRANSCANADA PIPELINES LIMITED      15

TCPL has interests in the following:

•                  Two nuclear power generating stations, Bruce A, which is owned 48.8 per cent by TCPL and has four 750 MW reactors, of which two are currently operating and two are being refurbished, and Bruce B, which is owned 31.6 per cent by TCPL and has four operating reactors with a combined capacity of approximately 3,200 MW.  Bruce Power is two partnerships with generating facilities and offices located on 2,300 acres northwest of Toronto, Ontario on which are housed Bruce A and Bruce B. The two units of Bruce A which are being refurbished are expected to re-commence commercial operations in first quarter and third quarter 2012.

•                  A 60 per cent ownership in CrossAlta, which is a 68 Bcf underground natural gas storage facility connected to the Alberta System near Crossfield, Alberta. The facility’s central processing system is capable of maximum injection and withdrawal rates of 550 MMcf/d of natural gas.

•                  A 62 per cent interest in the Carleton (109 MW), Anse-à-Valleau (101 MW), and Baie-des-Sables (110 MW) wind farms, the first three phases of the Cartier Wind energy project, which commenced commercial operation in November 2008, November 2007 and November 2006, respectively.

•                  Portlands Energy, a 550 MW, combined-cycle natural gas power plant located in Toronto, Ontario is 50 per cent owned by TCPL. This facility, which was fully commissioned in April 2009, provides electricity under a 20 year Accelerated Clean Air Energy Supply contract with the OPA.

TCPL owns the following facilities which are under construction or development:

•                  The Cartier Wind energy project consists of five wind projects in the Gaspé region of Québec contracted by Hydro-Québec representing a total of 590 MW when complete. Three of the wind farms are in service, and two are currently under construction. The Montagne-Sèche project and phase one of the Gros-Morne project (101 MW) are expected to be operational in 2011, and phase two of the Gros-Morne project (111 MW) is expected to be operational in 2012, subject to the necessary approvals. Cartier Wind is 62 per cent owned by TCPL. All of the power produced by Cartier Wind is sold to Hydro-Québec under a 20 year power purchase agreement.

•                  Coolidge is a simple-cycle, natural gas-fired peaking power generation station under construction in Coolidge, Arizona. Based on optimal operating conditions, TCPL expects an electrical output of approximately 575 MW from this facility, designed to provide a quick response to peak power demands. Construction commenced in August 2009 and was approximately 95 per cent complete at Year End. The generating station is expected to be placed in service in accordance with its 20 year power purchase agreement with the Salt River Project Agricultural Improvement and Power District in second quarter 2011.

Further information about TCPL’s energy holdings and significant developments and opportunities in relation to Energy can be found in the MD&A under the headings “Energy”, “Energy – Highlights”, “Energy –Financial Analysis”, and “Energy – Opportunities and Developments”.

GENERAL

Employees

At Year End, TCPL had approximately 4,230 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary	1,862
Western Canada (excluding Calgary)	460
Houston	453
U.S. Midwest	453
U.S. Northeast	409
Eastern Canada	264
U.S. Southeast/Gulf Coast	233
U.S. West Coast	86
Mexico and South America	10
Total	4,230

TRANSCANADA PIPELINES LIMITED      16

Social and Environmental Policies

Health, safety and environment (“HS&E”) are top priorities in all of TCPL’s operations and activities. These areas are guided by the Company’s HS&E Commitment Statement, which outlines guiding principles for a safe and healthy environment for TCPL’s employees, contractors and the public, and for TCPL’s commitment to protect the environment. All employees are responsible for TCPL’s HS&E performance. TCPL is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations, and minimizes risk to people and the environment. TCPL is committed to tracking and improving its HS&E performance, and to promoting safety on and off the job, in the belief that all occupational injuries and illnesses are preventable. TCPL endeavors to do business with companies and contractors that share its perspective on HS&E performance and to influence them to improve their collective performance. TCPL is committed to respecting the diverse environments and cultures in which it operates and to support open communication with its stakeholders.

The Health, Safety and Environment Committee of the Board of Directors (the “Board”) monitors compliance with the Company’s HS&E corporate policy through regular reporting.  TCPL’s HS&E management system is modeled on the International Organization for Standardization’s (“ISO”) standard for environmental management systems, ISO, 14001, and focuses resources on the areas of significant risk to the organization’s HS&E business activities. Management is informed regularly of all important HS&E operational issues and initiatives through formal reporting processes. TCPL’s HS&E management system and performance are assessed by an independent outside firm every three years. The most recent assessment occurred in December 2009 and did not identify any material issues.  The HS&E management system is subject to ongoing internal review to ensure that it remains effective as circumstances change.

As one of TCPL’s priorities, safety is an integral part of the way its employees work. In 2010, one of TCPL’s objectives was to sustain health and safety performance. Overall, TCPL’s safety frequency rates in 2010 continued to be better than most industry benchmarks.

The safety and integrity of the Company’s existing and newly developed infrastructure also continued to be top priorities. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought into service only after all necessary requirements have been satisfied. The Company expects to spend approximately $250 million in 2011 for pipeline integrity on its wholly owned pipelines, an increase of approximately $95 million over 2010 primarily due to increased levels of in-line pipeline inspection on all systems and pipeline enhancements in areas of population encroachment. Under the approved regulatory models in Canada, non-capital pipeline integrity expenditures on NEB regulated pipelines are treated on a flow-through basis and, as a result, these expenditures have no impact on TCPL’s earnings. Under the Keystone contracts, pipeline integrity expenditures are recovered through the tolling mechanism and, as a result, these expenditures have no impact on TCPL’s earnings. Expenditures for GTN System may also be recovered through a cost recovery mechanism in its rates if threshold expenditures are achieved. TCPL’s pipeline safety record in 2010 continued to be above industry benchmarks. TCPL experienced no pipeline breaks in 2010. Spending associated with public safety on the Energy assets is focused primarily on the Company’s hydro dams and associated equipment, and is consistent with previous years.

Aboriginal and Stakeholder Relations

TCPL has recognized the enhanced level of engagement of a wide variety of stakeholders in its business activities that can have a significant impact on the Company’s ability to obtain approvals for new assets and to maintain its licences to operate.  TCPL has adopted a code of business ethics which applies to the Company’s employees that is based on the Company’s four core values of integrity, collaboration, responsibility and innovation, which guide the interaction between and among the Company’s employees and serve as a standard for TCPL in its dealings with all stakeholders. The code, which may be viewed on TransCanada’s website at www.transcanada.com, sets out the fundamental principles of compliance with the law, fair dealing and a commitment to HS&E.

TCPL’s approach to stakeholder engagement is based on building relationships, mutual respect and trust while recognizing the unique values, needs and interests of each community. Key principles that guide TCPL’s engagement include: the Company’s respect for the diversity of Aboriginal/Native American communities and recognition of the importance of the land to these communities; and the Company’s belief in engaging stakeholders from the earliest stages of its projects, through the project development process and into operations.

Environmental Protection

TCPL’s facilities are subject to stringent federal, provincial, state and local environmental statutes and regulations regarding environmental protection, including requirements that establish compliance and remedial obligations.  Such laws and regulations generally require facilities to obtain and comply with a wide variety of environmental restrictions, licences, permits and other approvals.  Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal

TRANSCANADA PIPELINES LIMITED      17

penalties, the imposition of remedial requirements, and/or the issuance of orders respecting future operations. TCPL has ongoing inspection programs designed to keep all of its facilities in compliance with environmental requirements.

At December 31, 2010, TCPL recorded liabilities of approximately $84 million (2009 - $91 million) for remediation obligations and compliance costs associated with environmental regulations. The Company believes it has considered all necessary contingencies and established appropriate reserves for environmental liabilities, however, there is the risk that unforeseen matters may arise requiring the Company to set aside additional amounts.

TCPL is not aware of any material outstanding orders, claims or lawsuits against it in relation to the release or discharge of any material into the environment or in connection with environmental protection.

In 2010, the Company owned assets in four regions, Alberta, Québec, B.C., and the Northeastern U.S., where regulations exist to address industrial greenhouse gas (“GHG”) emissions. TCPL has procedures in place to address these regulations. In Alberta, under the Specified Gas Emitters Regulation, industrial facilities emitting GHGs over an intensity threshold level are required to reduce GHG emissions intensities by 12 per cent below an average baseline. TCPL’s Alberta-based facilities are subject to this regulation, as are the Sundance and Sheerness coal-fired power facilities with which TCPL has power purchase arrangements. As an alternative to reducing emissions intensities, compliance can be achieved through acquiring offsets or making payments to a technology fund at a cost of $15 per tonne of carbon dioxide (“CO2”) equivalents in excess of the mandated reduction. A program is in place to manage the compliance costs incurred by these assets as a result of regulation. Compliance costs on the Alberta System are recovered through tolls paid by customers. Some of the compliance costs from the Company’s power generation facilities in Alberta are recovered through market pricing and contract flow-through provisions. TCPL has estimated and recorded related costs of $22 million for 2010, after contracted cost recovery.

In Québec, the natural gas distributor collects the hydrocarbon royalty on behalf of the provincial government through a green fund contribution charge on gas consumed. In 2010, the cost pertaining to the Bécancour facility arising from the hydrocarbon royalty was less than $1 million as a result of an agreement between TCPL and Hydro-Québec to temporarily suspend the facility’s power generation. The cost is expected to increase substantially when the plant returns to service.

The carbon tax in B.C., which came into effect in mid-2008, applies to CO2 emissions from fossil fuel combustion. Compliance costs for fuel combustion at the Company’s compressor and meter stations in B.C. are recovered through tolls paid by customers. Costs related to the carbon tax in 2010 were estimated at $4 million.  As specified by this law, the cost per tonne of CO2 will increase in July 2011 to $25.00 from $20.00.

Northeastern U.S. states that are members of the Regional Greenhouse Gas Initiative (“RGGI”) implemented a CO2 cap-and-trade program for electricity generators effective in January 2009. Under the RGGI, both the Ravenswood and Ocean State Power generation facilities will be required to submit allowances following the end of the first compliance period on December 31, 2011. TCPL participated in the quarterly auctions of allowances for the Ravenswood and Ocean State Power generation facilities and incurred related costs of approximately $5 million in 2010.  These costs were generally recovered through the power market and the net impact on TCPL was not significant.

RISK FACTORS

Environmental Risk Factors

Environmental Risks

Environmental risks from TCPL’s operating facilities typically include: air emissions, such as nitrogen oxides, particulate matter and GHGs; potential impacts on land, including land reclamation or restoration following construction; the use, storage and release of chemicals or hydrocarbons; the generation, handling and disposal of wastes and hazardous wastes; and water impacts such as uncontrolled water discharge. Environmental controls including physical design, programs, procedures and processes are in place to effectively manage these risks.

As mentioned above, TCPL’s operations are subject to various environmental laws and regulations that establish compliance and remediation obligations. Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, and with damage claims arising from the contamination of properties. It is not possible for TCPL to estimate the amount and timing of all future expenditures related to environmental matters due to:

TRANSCANADA PIPELINES LIMITED      18

•                  uncertainties in estimating pollution control and clean up costs, including at sites where only preliminary site investigation or agreements have been completed;

•                  the potential discovery of new sites or additional information at existing sites;

•                  the uncertainty in quantifying the Company’s liability under environmental laws that impose joint and several liability on all potentially responsible parties;

•                  the evolving nature of environmental laws and regulations, including the interpretation and enforcement of them; and

•                  the potential for litigation on existing or discontinued assets.

Oil Leaks and Spills

In 2010, the Wood River/Patoka phase of Keystone became operational. Steel pipelines are a safe, efficient and economical method of transporting crude oil. The equipment and procedures put in place with respect to Keystone provide the capability to contain oil leaks quickly and safely.

TCPL’s pipelines are designed, constructed and operated to the highest industry standards and meet or exceed all regulatory requirements. Keystone is continuously monitored and is fully automated with remotely started secure pumps and valves. A variety of methods are used to detect and prevent leaks. In the unlikely event of a leak or spill, valves can be closed to isolate the leak and limit spill volumes.

The Company has established emergency response plans to be enacted in the unlikely event of a leak or spill along TCPL’s operational crude oil pipeline. The plans encompass the necessary personnel and equipment to respond to any size of spill as well as clean-up and remediation operations to minimize any effects on the environment. The plan outlines specific environmental features in the vicinity of the pipeline and containment and remediation efforts are based on practices that are well-understood and tested. In addition, TCPL has an on-going program to provide local emergency responders with the information and training necessary to ensure their preparedness for responding to events.

Changing Legislation and Regulations

The impact of new or proposed provincial, state and/or federal safety and environmental laws, regulations, guidelines and enforcement in Canada and the U.S. on TCPL’s business is not yet certain. TCPL makes assumptions about possible expenditures to safety and environmental matters based on current laws and regulations and interpretations thereof. If the laws or regulations or the interpretation thereof changes, the Company’s assumptions may change.  Incremental costs may or may not be recoverable under existing rate structures or commercial agreements. Proposed changes in environmental policy, legislation or regulation are routinely monitored by TCPL, and where the risks are potentially large or uncertain, the Company works independently or through industry associations to comment on proposals.

In April 2010, the Environmental Protection Agency (“EPA”) published an Advanced Notice of Proposed Rulemaking to solicit comments with respect to EPA’s reassessment of current regulations under the Toxic Substances Control Act, governing the authorized use of polychlorinated biphenyls (“PCBs”) in certain equipment. The proposed changes could require notification to the EPA when PCBs are discovered in any pipeline system, a phase out and eventual elimination of PCB use in pipeline systems and air compressor systems and the immediate elimination of the storage of PCB equipment for reuse. If finalized as proposed, these changes are likely to have significant cost implications for the Company’s U.S. assets.

Regulation of air pollutant emissions under the U.S. Clean Air Act (“CAA”) and state regulations continue to evolve. A number of EPA initiatives could lead to impacts ranging from requirements to install emissions control equipment, to additional administrative and reporting requirements. At this time, there is insufficient detail to accurately determine the potential impacts of these initiatives. While the majority of the proposals are not expected to be material to TCPL, the Company anticipates additional future costs related to the monitoring and control of air emissions.

In addition to those climate change policies already in force, there are also several federal (Canada and U.S.), regional and provincial initiatives currently in development. While recent political and economic events may significantly affect the scope and timing of new policies, TCPL anticipates that most of the Company’s facilities in Canada and the U.S. are or will be subject to federal and/or regional climate change regulations to manage industrial GHG emissions. Certain of these initiatives are outlined below.

The Canadian government has continued to express interest in pursuing a harmonized continental climate change strategy. In January 2010, Environment Canada submitted a revised GHG reduction target to the United Nations Framework Convention on

TRANSCANADA PIPELINES LIMITED      19

Climate Change as part of its submission for the Copenhagen Accord. The revised target represents a 17 per cent reduction in GHG emissions by 2020 relative to 2005 levels. In June 2010, the Federal government initiated consultation on its policy for coal-fired power operations with the stated intention of publishing the draft regulatory framework in Canada Gazette in early 2011. TCPL participated in this consultation process directly through meetings with government officials and through the Canadian Electricity Association. The new regulations to reduce GHG emissions for coal-fired operations are expected to come into effect in July 2015.

In the U.S., the EPA is proceeding towards regulating industrial GHG emissions under the CAA. In May 2010, the EPA issued its final version of the Tailoring Rule which outlines emissions thresholds and a schedule for phasing in certain permitting requirements under the CAA. Under this rule, the Prevention of Significant Deterioration program stipulates the air pollution protection criteria a company must meet to obtain a construction permit. Requirements will apply to GHG emissions starting in January 2011. The second phase of the program will commence in July 2011, with new rulemaking in 2012 to establish emission thresholds and permitting requirements to take effect in 2013. In addition to the Prevention of Significant Deterioration requirements, the Tailoring Rule sets comparable emissions thresholds and timetables for new and existing facilities to obtain operating permits under Title V of the CAA. The regulation of GHG emissions by the EPA under the CAA would have implications for TCPL with respect to permitting for existing, new and modified facilities.

The Western Climate Initiative (“WCI”) continues to work toward implementing a regional cap-and-trade program expected to come into effect in 2012. The cap-and-trade program would be a key component of the plan to help WCI members reach their goal of reducing GHG emissions 15 per cent below 2005 by 2020. Beginning in 2012, the cap would cover utilities and large industrial sectors, and expand by 2015 to cover transportation fuels, and commercial and residential fuels. The WCI comprises seven Western states and four Canadian provinces. While TCPL has assets located in all four Canadian member provinces (B.C., Manitoba, Ontario and Québec) and five of the member states (California, Oregon, Washington, Montana and Arizona), the cap-and-trade program is proposed to begin in 2012 in California and the Canadian provinces of B.C., Québec, and Ontario. The programs would cover TCPL’s pipeline and power facilities, however, TCPL expects the cost of compliance would be largely recoverable on the facilities that trigger emissions thresholds.

TCPL monitors climate change policy developments and, when warranted, participates in policy discussions in jurisdictions where the Company has operations. The Company is also continuing its programs to manage GHG emissions from its facilities and to evaluate new processes and technologies that result in improved efficiencies and lower GHG emission rates.

With respect to business opportunities, the Company has well established processes and criteria for assessing new business opportunities including those that may arise as a result of climate change policies. These processes have been and continue to be key contributors to TCPL’s financial strength and success. Governments in North America are developing long-term plans for limiting GHG emissions. These plans, combined with a shift in consumer attitude and demand for low-emissions fuels, will require changes in energy supply and infrastructure. With the Company’s experience in pipeline transmission and power generation, TCPL is well-positioned to participate in these opportunities.

With respect to physical risks arising from climate change, TCPL has in place a set of procedures to manage its response to natural disasters such as forest fires, tornadoes, earthquakes, floods, volcanic eruptions and hurricanes regardless of cause. These procedures are included in TCPL Operating Procedures and are part of the Company’s Incident Management System. The procedures ensure that the health and safety of the Company’s employees and the environment are not compromised during natural disasters.

TCPL’s assets are located throughout North America and the Company’s facility design must deal with different geographical areas. In northern regions, changing permafrost levels due to warmer temperatures have been experienced, however, very few kilometers of TCPL’s pipeline systems are currently in permafrost regions. If TCPL builds new facilities in northern areas, the Company’s facility designs will take into account the potential for changing permafrost levels.

TRANSCANADA PIPELINES LIMITED      20

Other Risk Factors

A discussion of the Company’s risk factors can be found in the MD&A under the headings “Natural Gas Pipelines – Opportunities and Developments”, “Natural Gas Pipelines – Business Risks”, “Natural Gas Pipelines – Outlook”, “Oil Pipelines – Opportunities and Developments”, “Oil Pipelines – Business Risks”, “Oil Pipelines – Outlook”, “Energy – Opportunities and Developments”, “Energy – Business Risks”, “Energy – Outlook” and “Risk Management and Financial Instruments”.

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

The holders of TCPL’s cumulative redeemable first preferred shares, series U (the “Series U Preferred Shares”) are entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share, payable quarterly.  The dividends declared per share on TCPL’s respective common shares, Series U Preferred Shares, and cumulative redeemable first preferred shares, series Y (the “Series Y Preferred Shares”) during the past three completed financial years are set forth in the following table.

	2010	2009	2008
Dividends declared on common shares(1)	$1.67	$1.62	$1.49
Dividends declared on Series U Preferred Shares	$2.80	$2.80	$2.80
Dividends declared on Series Y Preferred Shares	$2.80	$2.80	$2.80

(1)          TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

TCPL’s authorized share capital consists of an unlimited number of common shares, of which 675,673,927 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. There were 4,000,000 Series U Preferred Shares and 4,000,000 Series Y Preferred Shares issued and outstanding at Year End.  The following is a description of the material characteristics of each of these classes of shares.

Common Shares

As the holder of all of TCPL’s common shares, TransCanada holds all the voting rights in those common shares.

Series U Preferred Shares

Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class, have, among others, provisions to the following effect.

The holders of the Series U Preferred Shares are entitled to receive dividends as set out above under “Dividends”.

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

TCPL is entitled to purchase for cancellation, some or all of the Series U Preferred Shares outstanding at the lowest price which such shares are obtainable, in the opinion of the Board, but not exceeding $50.00 per share plus costs of purchase. Furthermore,

TRANSCANADA PIPELINES LIMITED      21

TCPL may redeem, on or after October 15, 2013, some or all of the Series U Preferred Shares upon payment for each share at $50.00 per share.

Except as provided by the CBCA or as referred to below, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings unless and until TCPL fails to pay, in the aggregate, six quarterly dividends on the Series U Preferred Shares.

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

Series Y Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Series Y Preferred Shares are substantially identical to those attaching to the Series U Preferred Shares, except that the Series Y Preferred Shares are redeemable by TCPL after March 5, 2014.

Debt

The following table sets out the issuances by TCPL of senior unsecured notes, medium term unsecured note debentures and junior subordinated notes with terms to maturity in excess of one year, during the 12 months ended December 31, 2010.

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price
May 27, 2010	US$997.43	US$1,000,000,000
September 21, 2010	US$998.81 (1)	US$500,000,000
September 21, 2010	US$996.86 (1)	US$750,000,000

(1)          These notes were issued under the same prospectus supplement.  Notes maturing in 2015 were issued at 99.881 per cent and notes maturing in 2040 were issued at 99.686 per cent.

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

CREDIT RATINGS

The following table sets out the current credit ratings assigned to those outstanding classes of securities of TCPL which have been rated by DBRS Limited (“DBRS”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s (“S&P”):

	DBRS	Moody’s	S&P
Senior Unsecured Debt
Debentures	A	A3	A-
Medium-Term Notes	A	A3	A-
Junior Subordinated Notes	BBB (high)	Baa1	BBB
Preferred Shares	Pfd-2 (low)	Baa2	P-2
Commercial Paper	R-1 (low)	-	-
Trend/Rating Outlook	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. The following information concerning the Company’s credit ratings relates to the Company’s financing costs, liquidity and operations. The availability of TCPL’s funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company’s financial performance. TCPL’s access to capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as DBRS, Moody’s and S&P, and if TCPL’s ratings were downgraded the Company’s financing costs and future debt issuances could be unfavorably impacted. A description of the rating agencies’ credit ratings listed in the table above is set out below.

TRANSCANADA PIPELINES LIMITED      22

DBRS Limited (DBRS)

DBRS has different rating scales for short- and long-term debt and preferred shares. “High” or “low” grades are used to indicate the relative standing within all rating categories other than AAA and D. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.  The R-1 (low) rating assigned to TCPL’s short-term debt is in the third highest of ten rating categories and indicates good credit quality.  The overall strength is not as favourable as higher rating categories, but any qualifying negative factors that exist are considered manageable.  The A rating assigned to TCPL’s senior unsecured debt is in the third highest of ten categories for long-term debt. Long-term debt rated A is good credit quality.  The capacity for the payment of interest and principal is substantial, but the degree of strength is less than that of AA rated securities.  The BBB (high) rating assigned to junior subordinated notes is in the fourth highest of the ten categories for long-term debt.  Long-term debt rated BBB is of adequate credit quality.  The capacity for the payment of interest and principal is considered acceptable, but it may be vulnerable to future events.  The Pfd-2 (low) rating assigned to TCPL’s and TransCanada’s preferred shares is in the second highest of six rating categories for preferred shares.  Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies.  In general, Pfd-2 ratings correspond with long-term debt rated in the A category.

Moody’s Investors Service, Inc. (Moody’s)

Moody’s has different rating scales for short- and long-term obligations.  Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa, with 1 being the highest and 3 being the lowest.  The A3 rating assigned to TCPL’s senior unsecured debt is in the third highest of nine rating categories for long-term obligations.  Obligations rated A are considered upper medium grade and are subject to low credit risk.  The Baa 1 and Baa2 ratings assigned to TCPL’s junior subordinated debt and preferred shares, respectively, are in the fourth highest of nine rating categories for long-term obligations, with the junior subordinated debt ranking slightly higher within the Baa rating category with a modifier of 1 as opposed to the modifier of 2 on the preferred shares.  Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

Standard & Poor’s (S&P)

S&P has different rating scales for short- and long-term obligations.  Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category.  The A- rating assigned to TCPL’s senior unsecured debt is in the third highest of ten rating categories for long-term obligations.  An A rating indicates the obligor’s capacity to meet its financial commitment is strong; however, the obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  The BBB and P-2 ratings assigned to TCPL’s junior subordinated notes and TCPL’s and TransCanada’s preferred shares exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MARKET FOR SECURITIES

TransCanada holds all of the common shares of TCPL and these are not listed on a public market. During 2010, 26,121,204 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL Common Shares	Price per TCPL Common Share	Aggregate Issuance Price
April 7, 2010	10,674,455	$37.66	$402,000,000
August 4, 2010	4,642,271	$36.62	$170,000,000
October 14, 2010	10,804,478	$38.41	$415,000,000

TransCanada’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “TRP”. TransCanada’s cumulative redeemable first preferred, series 1 (the “Series 1 Preferred Shares”), cumulative redeemable first preferred, series 3 (the “Series 3 Preferred Shares”), and cumulative redeemable first preferred, series 5 (the “Series 5 Preferred Shares”) have been listed for trading on the TSX since September 30, 2009, March 12, 2010 and June 29, 2010, respectively, under the symbols “TRP.PR.A”, “TRP.PR.B”, and “TRP.PR.C”, respectively. The following tables set forth the reported monthly high, low, and month-end closing trading prices and monthly trading volumes of the common shares of TransCanada on the TSX and the NYSE, and the respective Series 1 Preferred Shares, Series 3 Preferred Shares and Series 5 Preferred Shares on the TSX, for the period indicated:

TRANSCANADA PIPELINES LIMITED      23

Common Shares

	TSX (TRP)				NYSE (TRP)
Month	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded
December 2010	38.71	36.53	37.99	36,564,145	38.44	35.86	38.04	8,743,709
November 2010	38.04	35.49	36.20	47,122,180	37.72	34.77	35.33	8,000,248
October 2010	39.28	37.06	37.67	24,452,953	38.59	36.33	36.95	6,887,287
September 2010	38.88	37.25	38.17	35,287,579	37.75	36.00	37.12	5,548,775
August 2010	38.45	35.75	38.00	23,551,406	36.53	34.23	35.64	6,079,595
July 2010	37.25	35.50	36.33	30,315,925	35.85	32.86	35.35	8,077,360
June 2010	37.31	34.57	35.61	30,159,655	36.69	33.02	33.43	8,154,916
May 2010	36.92	30.01	35.50	32,936,332	36.47	25.80	33.17	9,235,485
April 2010	38.16	35.18	35.84	30,450,870	38.01	34.92	35.20	6,424,836
March 2010	37.87	34.75	37.22	42,951,844	37.11	33.20	36.76	5,806,751
February 2010	35.30	33.96	34.78	25,627,521	33.68	31.58	33.00	5,669,857
January 2010	36.44	34.00	34.17	23,180,090	35.07	31.85	31.91	6,314,623

Series 1 Preferred Shares

	TSX (TRP.PR.A)
Month	High ($)	Low ($)	Close ($)	Volume Traded
December 2010	26.00	25.50	26.00	559,051
November 2010	26.79	25.95	25.97	583,072
October 2010	26.45	26.13	26.29	528,964
September 2010	27.89	25.90	26.24	613,195
August 2010	26.11	25.80	26.00	623,916
July 2010	25.95	25.35	25.95	454,853
June 2010	25.90	25.15	25.45	552,510
May 2010	25.45	25.00	25.11	1,147,115
April 2010	25.85	25.06	25.25	619,658
March 2010	26.59	25.08	25.69	1,289,162
February 2010	26.29	25.80	25.95	727,716
January 2010	27.15	25.80	26.15	1,561,414

Series 3 Preferred Shares

	TSX (TRP.PR.B)
Month	High ($)	Low ($)	Close ($)	Volume Traded
December 2010	25.59	24.65	25.57	219,795
November 2010	25.98	24.85	24.98	342,225
October 2010	25.48	24.85	25.10	522,319
September 2010	25.66	24.95	25.36	431,061
August 2010	25.20	24.85	24.98	533,912
July 2010	25.00	24.60	24.94	291,835
June 2010	24.75	24.16	24.65	425,787
May 2010	24.84	23.99	24.20	458,273
April 2010	25.07	23.90	23.90	497,079
March 2010	25.08	24.83	25.02	1,817,221

TRANSCANADA PIPELINES LIMITED      24

Series 5 Preferred Shares

	TSX (TRP.PR.C)
Month	High ($)	Low ($)	Close ($)	Volume Traded
December 2010	26.26	25.00	25.81	351,359
November 2010	26.45	25.50	25.65	397,725
October 2010	26.17	25.36	25.56	499,857
September 2010	26.50	25.28	25.69	597,352
August 2010	25.82	25.20	25.70	613,671
July 2010	25.41	24.84	25.30	1,084,450
June 2010	24.98	24.75	24.95	944,707

In addition, the Series U Preferred Shares and Series Y Preferred Shares are listed on the TSX under the symbols “TCA.PR.X and TCA.PR.Y, respectively.  The following table sets forth the reported monthly high and low trading prices and monthly trading volumes of the Series U Preferred Shares and the Series Y Preferred Shares.

Series U Preferred Shares and Series Y Preferred Shares

	Series U (TCA.PR.X)				Series Y (TCA.PR.Y)
Month	High ($)	Low ($)	Close ($)	Volume Traded	High ($)	Low ($)	Close ($)	Volume Traded
December 2010	51.06	49.72	49.98	52,579	50.74	49.03	49.90	49,336
November 2010	50.96	50.12	50.60	36,146	51.00	50.20	50.40	27,331
October 2010	50.60	49.72	50.31	33,895	50.39	49.80	50.08	33,761
September 2010	50.70	49.10	50.09	47,937	50.60	49.25	49.95	41,626
August 2010	49.49	48.60	49.28	29,179	49.49	48.50	49.25	29,827
July 2010	49.24	48.65	49.15	26,727	49.34	48.69	48.70	38,686
June 2010	49.05	46.11	48.61	33,108	49.50	46.32	48.90	76,367
May 2010	47.81	45.60	46.70	40,984	47.14	45.01	46.25	59,507
April 2010	48.45	46.60	47.20	52,186	48.60	46.65	47.00	44,835
March 2010	49.70	48.54	48.55	67,659	49.49	48.50	48.51	28,358
February 2010	49.19	48.50	48.60	86,737	49.20	48.10	48.90	40,250
January 2010	50.97	48.75	48.75	166,685	50.00	48.57	49.10	42,244

DIRECTORS AND OFFICERS

As of February 14, 2011, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 517,667 common shares of TransCanada.  This constitutes less than one per cent of TransCanada’s common shares.  TransCanada collects this information from its directors and officers but otherwise has no direct knowledge of individual holdings of its securities.

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

TRANSCANADA PIPELINES LIMITED     25

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since
Kevin E. Benson DeWinton, Alberta Canada	President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) from June 2003 to October 2007. Director, Emergency Medical Services Corporation.	2005
Derek H. Burney(1), O.C. Ottawa, Ontario Canada	Senior strategic advisor at Ogilvy Renault LLP (law firm). Chair (not a Director), International Advisory Board for Garda World Consulting & Investigation, a division of Garda World Security Corporation since 2008. Chair, Canwest Global Communications Corp. (communications) from August 2006 (director since April 2005) to October 2010 and Lead Director at Shell Canada Limited (oil and gas) from April 2001 to May 2007.	2005
Wendy K. Dobson Uxbridge, Ontario Canada	Professor, Rotman School of Management. Director, Institute for International Business, University of Toronto and Director, the Toronto-Dominion Bank. Vice Chair, Canadian Public Accountability Board until February 2010 and Chair of the Audit Committee of the same organization from 2003 to 2009.	1992
E. Linn Draper Lampasas, Texas U.S.	Director, Alliance Data Systems Corporation (data processing and services) and Director, Alpha Natural Resources, Inc. (mining). Chair, NorthWestern Corporation (conducting business as NorthWestern Energy) (oil and gas). Lead Director, Temple-Inland Inc. (materials).	2005
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast LLP (law firm). Director, Metro Inc., RBC Dexia Investor Services Trust, Royal Bank of Canada and Care Canada. Director, Institut Québecois des Hautes Études Internationales, Laval University from 2002 until 2009.	2002
Russell K. Girling Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since July 1, 2010. Chief Operating Officer from July 2009 to June 30, 2010 and President, Pipelines from June 2006 to June 30, 2010. Prior to June 2006, Chief Financial Officer and Executive Vice-President, Corporate Development. Director, Agrium Inc.	2010
Kerry L. Hawkins Winnipeg, Manitoba Canada	Director, NOVA Chemicals Corporation until July 2009. President, Cargill Limited (agricultural) from September 1982 to December 2005.	1996
S. Barry Jackson Calgary, Alberta Canada	Chair of the Board, TransCanada since April 2005. Director, Nexen Inc. (oil and gas) and Director, WestJet Airlines Ltd. Chair, Resolute Energy Inc. (oil and gas) from January 2002 to April 2005. Chair of Deer Creek Energy Limited (oil and gas) from April 2001 to September 2005.	2002
Paul L. Joskow New York, New York U.S.	Economist and President of the Alfred P. Sloan Foundation. Professor of Economics, Emeritus, Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972. Trustee of Yale University since July 1, 2008 and member of the Board of Overseers of the Boston Symphony Orchestra since September 2005. Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007 and Director of National Grid plc from 2000 to 2007. Director, Exelon Corporation (energy), and a trustee of Putnam Mutual Funds.	2004
John A. MacNaughton(2), C.M. Toronto, Ontario Canada	Chair of the Business Development Bank of Canada. Chair, CNSX Markets Inc. (formerly the Canadian Trading and Quotation System Inc.) (stock exchange) from 2006 to July 2010. Director, Nortel Networks Corporation and Nortel Networks Limited (the principal operating subsidiary of Nortel Networks Corporation) (technology) from 2005 to September 2010. Chair of the Independent Nominating Committee of the Canada Employment Insurance Financing Board since 2008. Founding President and Chief Executive Officer of the Canada Pension Plan Investment Board from 1999 to 2005.	2006
David P. O’Brien(3) Calgary, Alberta Canada	Chair, EnCana Corporation (oil and gas) since April 2002 and Chair, Royal Bank of Canada since February 2004. Director, Molson Coors Brewing Company, and Enerplus Corporation. Member of the Science, Technology and Innovation Council of Canada.	2001

TRANSCANADA PIPELINES LIMITED      26

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since
W. Thomas Stephens Greenwood Village, Colorado U.S.	Chair and Chief Executive Officer of Boise Cascade, LLC from November 2004 to November 2008. Director, Boise Inc. until April 2010. Trustee, Putnam Mutual Funds.	2007(4)
D. Michael G. Stewart Calgary, Alberta Canada

Director, Canadian Energy Services & Technology Corp. (previously Canadian Energy Services LP (Director, Canadian Energy Services Inc., the GP)), Pengrowth Energy Corporation (previously Pengrowth Corporation (the administrator of Pengrowth Energy Trust)) and C&C Energia Ltd. Director, Orleans Energy Ltd. from October 2008 to December 2010. Chairman and a trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006. Director, Creststreet Power & Income General Partner Limited, the General Partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006.

2006

(1)          Canwest Global Communications Corp. (“Canwest”) voluntarily entered into, and successfully obtained an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) on October 6, 2009. Although no cease trade orders were issued, following the filing Canwest shares were de-listed from trading on the TSX and now trade on the TSX Venture Exchange. Canwest emerged from CCAA protection and its newspaper business was acquired by Postmedia Network on July 13, 2010 and its broadcast media business was acquired by Shaw Communications Inc. on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

(2)          Nortel Networks Limited is the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as “Nortel”). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (“OSC”) and other provincial securities regulators. The cease trade order related to a delay in filing certain of Nortel’s 2005 financial statements. The order was revoked by the OSC on June 8, 2006 and by the other provincial securities regulators very shortly thereafter. On January 14, 2009, Nortel, and certain of Nortel’s other Canadian subsidiaries filed for creditor protection under the CCAA.

(3)          Air Canada filed for protection under the CCAA and applicable bankruptcy protection statutes in the U.S. in April 2003. Mr. O’Brien resigned as a director of Air Canada on November 26, 2003.

(4)          Mr. Stephens previously served on the Board from 2000 to 2005.

Board Committees

TCPL has four committees of the Board: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee.  The voting members of each of these committees, as of Year End, are identified below:

Audit Committee		Governance Committee		Health, Safety and Environment Committee		Human Resources Committee
Chair:	K.E. Benson	Chair:	J.A. MacNaughton	Chair:	E.L. Draper	Chair:	W.T. Stephens
Members:	D.H. Burney	Members:	K.E. Benson	Members:	W.K. Dobson	Members:	W.K. Dobson
	E.L. Draper		D.H. Burney		P. Gauthier		P. Gauthier
	P.L. Joskow		P.L. Joskow		K.L. Hawkins		K.L. Hawkins
	J.A. MacNaughton		D.P. O’Brien		W.T. Stephens		D.P. O’Brien
	D.M.G. Stewart		D.M.G. Stewart				S.B. Jackson
S.B. Jackson

The charters of the Audit Committee, Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee can be found on TransCanada’s website under the Corporate Governance - Board Committees page located at www.transcanada.com.  Information about the audit committee can be found in this AIF under the heading “Audit Committee”.

Further information about the Board committees and corporate governance can also be found on TransCanada’s website.

Officers

All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada, with the exception of Mr. Hobbs who resides in Houston, Texas, U.S. References to positions and offices with TCPL prior to May 15, 2003 are references to the positions and offices held with TCPL. Current positions and offices held with TCPL are also held by such person at TCPL. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

TRANSCANADA PIPELINES LIMITED      27

Executive Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Russell K. Girling	President and Chief Executive Officer

Prior to July 2010, Chief Operating Officer since July 2009 and President, Pipelines since June 2006. Prior to June 2006, Executive Vice-President, Corporate Development, since March 2003 and Chief Financial Officer, since August 1999.

Gregory A. Lohnes	Executive Vice-President and President, Natural Gas Pipelines	Prior to July 2010, Executive Vice-President and Chief Financial Officer. Prior to June 2006, President and Chief Executive Officer of Great Lakes Gas Transmission Company, since August 2000.
Donald R. Marchand	Executive Vice-President and Chief Financial Officer	Prior to July 2010, Vice-President, Finance and Treasurer, since September 1999.
Dennis J. McConaghy	Executive Vice-President, Corporate Development	Prior to July 2010, Executive Vice-President, Pipeline Strategy and Development. Prior to June 2006, Executive Vice-President, Gas Development, since May 2001.
Sean McMaster	Executive Vice-President, Corporate, and General Counsel and Chief Compliance Officer

Prior to October 2006, General Counsel and Chief Compliance Officer. Prior thereto, General Counsel since 2006. Prior to June 2006, Vice-President, Transactions, Power Division, TCPL, since April 2003.

Alexander J. Pourbaix	President, Energy and Oil Pipelines	President, Energy from June 2006 to June 2010 and Executive Vice-President, Corporate Development from July 2009 to June 2010. Prior to June 2006, Executive Vice-President, Power, since March 2003.
Sarah E. Raiss	Executive Vice-President, Corporate Services	Executive Vice-President, Corporate Services, since January 2002.
Donald M. Wishart	Executive Vice-President, Operations and Major Projects	Prior to July 2009, Executive Vice-President, Operations and Engineering, since March 2003.

Corporate Officers

Name	Present Position Held	Principal Occupation During the Five Preceding Years
Sean M. Brett	Vice-President and Treasurer

Prior to July 2010, Vice-President, Commercial Operations of TC Pipelines GP, Inc., and Director, LP Operations of TCPL. Prior to November 2009, Director, Joint Venture Management, Keystone Pipeline Project of TCPL. Prior to December 2008, Vice-President and Treasurer of TC Pipelines GP, Inc. Prior to January 2007, Mr. Brett held a number of positions of increasing responsibility with TransCanada’s Finance and Treasury Group.

Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation, since April 2002.
Donald J. DeGrandis	Vice-President and Corporate Secretary	Prior to February 2009, Corporate Secretary. Prior to June 2006, Associate General Counsel, Corporate Services, since June 2004.
Lee G. Hobbs	President, U.S. Natural Gas Pipelines

Senior Vice-President and General Manager, U.S. Pipelines, Pipelines Division, TCPL, June 2009 to July 2010. Vice-President and General Manager, U.S. Pipelines Central, Pipelines Division, TCPL, March 2007 to June 2009. President, Great Lakes Gas Transmission Company and Great Lakes Gas Transmission Limited Partnership, September 2006 to March 2007. Prior to September 2006, Vice-President and Controller, TCPL, since July 2001.

Joel E. Hunter	Vice-President, Finance

Director, Corporate Finance, January 2008 to July 2010. Prior to January 2008, Senior Analyst, Corporate Finance. Prior to January 2007 Mr. Hunter held a number of positions of increasing responsibility with TransCanada’s Finance and Treasury Group.

Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management, since October 2001.
G. Glenn Menuz	Vice-President and Controller	Prior to June 2006, Assistant Controller, since October 2001.

Conflicts of Interest

Directors and officers of TCPL and its subsidiaries are required to disclose the existence of existing or potential conflicts in accordance with TCPL policies governing directors and officers and in accordance with the CBCA. Although some of the directors sit on boards or may be otherwise associated with companies that ship natural gas on TCPL’s pipeline systems, TCPL, as a common carrier in Canada, cannot, under its tariff, deny transportation service to a credit worthy shipper.  Further, due to the specialized nature of the industry, TCPL believes that it is important for its Board to be composed of qualified and knowledgeable

TRANSCANADA PIPELINES LIMITED     28

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

CORPORATE GOVERNANCE

The Board and the members of TCPL’s management are committed to the highest standards of corporate governance. TCPL’s corporate governance practices comply with the governance rules of the CSA, those of the NYSE and of the SEC applicable to foreign issuers. As a non-U.S. company, TCPL is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TCPL is in compliance with the CSA’s National Instrument 52-110, Audit Committees; National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices. Further information about TCPL’s corporate governance can be found on TransCanada’s website at www.transcanada.com under the heading “Corporate Governance” or at Schedule “B” to TransCanada’s Management Proxy Circular (the “Proxy Circular”) dated February 14, 2011.

AUDIT COMMITTEE

TCPL has an Audit Committee which is responsible for assisting the Board in overseeing the integrity of TCPL’s financial statements and compliance with legal and regulatory requirements and in ensuring the independence and performance of TCPL’s internal and external auditors.  The Charter of the Audit Committee can be found in Schedule “C” of this AIF and on TransCanada’s website under the “Corporate Governance – Board Committees” page, at www.transcanada.com.

Relevant Education and Experience of Members

The members of the Audit Committee at Year End were Kevin E. Benson (Chair), Derek H. Burney, E. Linn Draper, Paul L. Joskow, John A. MacNaughton and D. Michael G. Stewart.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise.  Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules.  In addition, the Board has determined that Mr. Benson is an “Audit Committee Financial Expert” as that term is defined under U.S. securities laws.  The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee.  The following is a description of the education and experience, apart from their respective roles as directors of TCPL, of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Kevin E. Benson

Mr. Benson earned a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.  Mr. Benson was the President and Chief Executive Officer of Laidlaw International, Inc. until October 2007.  In prior years, he has held several executive positions including one as President and Chief Executive Officer of The Insurance Corporation of British Columbia and has served on other public company boards and on the audit committees of certain of those boards.

Derek H. Burney

Mr. Burney earned a Bachelor of Arts (Honours) and Master of Arts from Queen’s University.  He is currently a senior strategic advisor at Ogilvy Renault LLP.  Mr. Burney previously served as President and Chief Executive Officer of CAE Inc. and as Chair and Chief Executive Officer of Bell Canada International Inc. Mr. Burney was the lead director at Shell Canada Limited until May 2007 and was the Chair of Canwest Global Communications Corp. until October 2010. He has served on one other organization’s audit committee.

E. Linn Draper

Dr. Draper holds a Bachelor of Science in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.  Dr. Draper was Chair, President and Chief Executive Officer of American Electric Power Co., Inc. until 2004.  He previously served as Chair, President and Chief Executive Officer of Gulf States Utilities Company.  Dr. Draper has served and continues to serve on several other public company boards.

TRANSCANADA PIPELINES LIMITED     29

Paul L. Joskow

Mr. Joskow earned a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University, and a Ph.D. in Economics from Yale University. He is currently the President of the Alfred P. Sloan Foundation and a Professor of Economics, Emeritus, at MIT. He has served on the boards of several public companies and other organizations and on the audit committees of certain of those boards.

John A. MacNaughton

Mr. MacNaughton earned a Bachelor of Arts in Economics from the University of Western Ontario. Mr. MacNaughton is currently the Chair of the Business Development Bank of Canada, and was Chair of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) until July 2010. In prior years, he has held several executive positions including founding President and Chief Executive Officer of the Canadian Pension Plan Investment Board and President of Nesbitt Burns Inc. He has served on the audit committee of other public companies.

D. Michael G. Stewart

Mr. Stewart earned a Bachelor of Science (Honours) in Geological Science from Queen’s University.  Mr. Stewart has served and continues to serve on the boards of several public companies and other organizations and on the audit committees of certain of those boards.  He has been active in the Canadian energy industry for over 37 years.

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

External Auditor Service Fees

The following table provides information about the fees paid by the Company to KPMG LLP, the external auditor of the TransCanada group of companies, for professional services rendered for the 2010 and 2009 fiscal years.

Fee Category	2010	2009	Description of Fee Category
	(millions of dollars)
Audit Fees	$6.5	$7.2

Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

Audit Related Fees	$0.2	$0.2

Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain Company pension plans.

Tax Fees	$1.0	$1.1

Aggregate fees rendered for tax planning and tax compliance advice. The nature of these services consisted of domestic and international tax planning advice and tax compliance matters including the review of income tax returns and other tax filings.

All Other Fees	$0.2	$0.4	Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services primarily consisted of advice and training primarily related to IFRS.
Total	$7.9	$8.9

TRANSCANADA PIPELINES LIMITED    30

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

SECURITIES OWNED BY DIRECTORS

The following table sets out the number of each class of securities of TCPL or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised and the number of DSUs (as defined below and referred to in this section as “DSU(s)”) credited to each director, as of February 14, 2011.

Director	TransCanada Common Shares(1)	Deferred Share Units(2)
K. Benson	13,000	34,009
D. Burney	4,418	31,395
W. Dobson	6,000	45,199
E.L. Draper	0	34,919
P. Gauthier	2,000	40,261
R. Girling(3)(4)	599,971	N/A
K. Hawkins(5)	5,061	62,546
S.B. Jackson	39,000	63,781
P.L. Joskow	5,000	22,994
J. MacNaughton	50,000	26,731
D. O’Brien	52,639	42,637
W. T. Stephens	1,470	11,577
D.M.G. Stewart(6)	13,247	13,612

(1)          The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TCPL, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TCPL, its subsidiaries and affiliates, the percent of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TCPL as a group does not exceed 1 per cent of the class outstanding.

(2)          The value of a DSU is tied to the value of TransCanada’s common shares. A DSU is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to vote or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem DSUs until the director ceases to be a member of the Board. Upon ceasing to be a member of the Board, Canadian directors may redeem their units for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.

(3)          Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through the exercise of stock options that are vested under the Stock Option Plan, which is described in this AIF under the heading “Equity Compensation Plan Information – Stock Option Plan”. Directors as such do not participate in the Stock Option Plan. Mr. Girling, as an employee of TCPL, has the right to acquire 544,897 common shares under vested stock options, which amount is included in this column.

(4)          Mr. Girling is an employee of TCPL and participates is the Company’s Executive Share Unit program; he does not participate in the DSU program.

(5)          The shares listed include 3,500 shares held by Mr. Hawkins’ wife.

(6)          The shares listed include 1,723 shares held by Mr. Stewart’s wife.

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

The Governance Committee assesses the market competitiveness of our director compensation on an annual basis against publicly traded autonomous Canadian companies in the Comparator Group (as defined in Schedule “F” to this AIF under the heading

TRANSCANADA PIPELINES LIMITED     31

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

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid by TCPL to directors in 2010.

Name	Fees Earned(1) ($)	Share-based Awards(2) ($)	All Other Compensation ($)	Total ($)
K.E. Benson	117,500	72,000	-	189,500
D.H. Burney	112,000	72,000	-	184,000
W.K. Dobson	113,500	72,000	-	185,500
E.L. Draper	131,000	72,000	-	203,000
P. Gauthier	116,500	72,000	-	188,500
K.L. Hawkins	116,500	72,000	-	188,500
S.B. Jackson(3)	213,000	180,000	36,629	429,629
P.L. Joskow	115,000	72,000	-	187,000
J.A. MacNaughton	117,500	72,000	-	189,500
D.P. O’Brien	103,000	72,000	-	175,000
W.T. Stephens	104,800	98,200	-	203,000
D.M.G. Stewart	112,000	72,000	-	184,000

(1)

Includes all annual Board and committee retainers, meeting fees and travel fees paid in cash, including that portion of their cash retainers, meeting fees and travel fees that directors elected to be paid in DSUs.

(2)

These amounts reflect the portion of the Board retainer ($72,000) and the Board Chair retainer ($180,000) that is required to be paid in DSUs. Directors may also be granted share-based awards in the form of DSUs as additional directors’ compensation under the DSU Plan. There were no DSUs awarded to directors in separate grants in 2010.

(3)	In 2010, the Chair was reimbursed for certain third-party office and other expenses of approximately $31,137 and received a Company-paid reserved parking stall valued at $5,492.

RETAINERS AND FEES PAID TO DIRECTORS

Annual Board and committee retainers are paid to each director who is not an employee of TCPL in quarterly installments, in arrears, and are pro-rated from the date of the director’s appointment to the Board and the relevant committees.  Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings.  TCPL pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.  The retainers and fees paid to non-employee directors in 2010 are set forth in the following table.  Directors who are U.S. residents are paid the same amounts as outlined below in U.S. dollars.  There were no changes to directors’ fees in 2010.

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

(2)          The $180,000 portion of the Board Chair retainer paid in DSUs is equal to an aggregate of 4,836 DSUs and the $72,000 portion of the Board retainer paid in DSUs is equal to an aggregate of 1,934 DSUs for each Canadian director, and 1,984 DSUs for each U.S. director.  DSUs were granted quarterly, in arrears,

TRANSCANADA PIPELINES LIMITED     32

based on the closing price of the common shares of TransCanada at the end of each quarter in 2010 of $37.22, $35.61, $38.17 and $37.99, respectively.  Refer to footnote (5) to the table entitled “2010 Retainers and Fees” below for additional information on compensation of U.S. directors.

Directors are entitled to direct all or a portion of their cash retainers, meeting fees and travel fees to be paid in DSUs.  In 2010, Mr. Benson, Mr. Burney, Dr. Draper, Mr. Hawkins and Mr. MacNaughton directed all of their retainers, meeting fees and travel fees to be paid in DSUs.  Ms. Gauthier directed her committee retainers, committee meeting fees and travel fees to be paid in DSUs.  Mr. O’Brien directed his Board retainers to be paid in DSUs.  Mr. Stephens directed 20 per cent of his retainers, meeting fees, and travel fees to be paid in DSUs.  In addition, Mr. Jackson directed the cash portion of his Chair retainer as well as his Board Chair meeting fee and travel fees to be paid in DSUs. Dr. Dobson, Mr. Joskow and Mr. Stewart elected to receive the cash portion of their retainers, meeting fees and travel fees in cash.  For further information on the plan for DSUs, see the description under the heading “Share Unit Plan for Non-Employee Directors” below.

2010 Retainers and Fees

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2010 as at the date of the grant, unless otherwise stated. Mr. Girling, as an employee of TCPL, receives no cash fees or DSUs as a director.

Name	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Board Meeting Fee ($)	Committee Meeting Fee(1) ($)	Travel Fee ($)	Strategic Planning Sessions ($)	Total Fees Paid in Cash ($)	Total Value of DSUs Credited(2) ($)	Total Cash & Value of DSUs Credited(3) ($)
K.E. Benson	142,000	9,000	5,500	12,000	18,000	1,500	1,500	-	189,500	189,500
D.H. Burney	142,000	9,000	N/A	10,500	13,500	7,500	1,500	-	184,000	184,000
W.K. Dobson(4)	142,000	9,000	N/A	13,500	13,500	6,000	1,500	113,500	72,000	185,500
E.L. Draper(5)	142,000	9,000	5,500	13,500	21,000	10,500	1,500	-	203,000	203,000
P. Gauthier(4)	142,000	9,000	N/A	13,500	13,500	9,000	1,500	85,000	103,500	188,500
K.L. Hawkins(4)	142,000	9,000	N/A	12,000	13,500	10,500	1,500	-	188,500	188,500
S.B. Jackson(6)	360,000	N/A	N/A	27,000	N/A	3,000	3,000	-	393,000	393,000
P.L. Joskow(5)	142,000	9,000	N/A	13,500	13,500	7,500	1,500	115,000	72,000	187,000
J.A. MacNaughton	142,000	9,000	5,500	10,500	18,000	3,000	1,500	-	189,500	189,500
D.P. O’Brien	142,000	9,000	N/A	10,500	10,500	1,500	1,500	33,000	142,000	175,000
W.T. Stephens(4) (5)	142,000	9,000	5,500	13,500	19,500	12,000	1,500	104,800	98,200	203,000
D.M.G. Stewart(7)	142,000	9,000	N/A	13,500	15,000	3,000	1,500	112,000	72,000	184,000

(1)	Amounts shown represent $1,500 per meeting attended paid to each committee member, including the committee chair, plus $1,500 per meeting attended and chaired paid to committee chairs.

(2)

Amounts shown include the minimum required amount of Board retainers paid in DSUs ($180,000 value of DSUs for the Chair, $72,000 value of DSUs for other Board members) plus the value of the retainers, meeting fees and travel fees elected to be received in DSUs.

(3)	Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.

(4)	Dr. Dobson, Ms. Gauthier, Mr. Hawkins and Mr. Stephens attended the special meeting of the Audit Committee on June 14, 2010 as guests. They were each paid the fee of $1,500 for attending.

(5)	Directors who are U.S. residents are paid or credited these amounts, including DSU equivalents, in U.S. dollars.

(6)	Mr. Jackson’s Board meeting fee includes the fee of $3,000 for each Board meeting he chaired.

(7)	Mr. Stewart chaired the November 2, 2010 Audit Committee meeting in Mr. Benson’s absence. He was paid the fee of $1,500 for chairing the meeting.

Minimum Share Ownership Guidelines

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TCPL requires each director (other than Mr. Girling who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director’s annual cash portion of their Board retainer. Directors have a

TRANSCANADA PIPELINES LIMITED     33

maximum of five years to reach this level of ownership.  The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by directing all or a portion of their retainer fees, attendance fees and travel fees into DSUs as described under the heading “Share Unit Plan for Non-Employee Directors” below.  Should a director’s shareholdings fall below the minimum threshold at any time after having met such threshold due to subsequent share price fluctuations, the director is expected to ensure he or she re-attains the minimum threshold within a reasonable amount of time as determined and reviewed by the Governance Committee.

As of February 14, 2011, all of the directors have achieved the minimum share ownership requirement.

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

Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units.  The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share.  DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem DSUs for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.

COMPENSATION DISCUSSION AND ANALYSIS

Information relating to TCPL’s executive compensation is provided in Schedule “F” to this AIF under the heading “Compensation Discussion and Analysis”. The information is excerpted from TransCanada’s Proxy Circular.  Board and committee meetings of TransCanada and TCPL run concurrently.  TCPL is the principal operating subsidiary of TransCanada.

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

TRANSCANADA PIPELINES LIMITED     34

GLOSSARY

AcSB	Accounting Standards Board
AGIA	Alaska Gasline Inducement Act
AIF	Annual Information Form of TransCanada PipeLines Limited dated February 14, 2011
Alaska Pipeline	A proposed natural gas pipeline extending from Prudhoe Bay, Alaska to either Alberta or Valdez, Alaska
Alberta System	A natural gas transmission system in Alberta and Northeast B.C.
ANR	American Natural Resources Company and ANR Storage Company, collectively
ANR System

A natural gas transmission system extending from producing fields located primarily in Texas, Oklahoma, the Gulf of Mexico and U.S. Midcontinent region to markets located primarily in Wisconsin, Michigan, Illinois, Ohio and Indiana, and regulated underground natural gas storage facilities in Michigan

AUC	Alberta Utilities Commission
Bakken Marketlink	A proposed pipeline that would transport crude oil from Baker, Montana to Cushing on facilities that form part of the U.S. Gulf Coast Expansion
Bbl/d	Barrels per day
B.C.	British Columbia
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
Bécancour	A natural gas-fired cogeneration plant near Trois-Rivières, Québec
Bison	A natural gas pipeline extending from the Powder River Basin in Wyoming to the NBPL System in North Dakota
Board	TransCanada’s Board of Directors
Bruce A	A partnership interest in a nuclear power generation facility consisting of Units 1 to 4 of Bruce Power (Bruce Power A L.P.)
Bruce B	A partnership interest in a nuclear power generation facility consisting of Units 5 to 8 of Bruce Power (Bruce Power L.P.)
Bruce Power	A nuclear power generating facility located northwest of Toronto, Ontario (Bruce A and Bruce B, collectively)
CAA	Clean Air Act
Canadian Audit Committee Rules	As defined in Schedule “B” attached to this AIF
Canadian GAAP	Canadian generally accepted accounting principles
Canadian Governance Guidelines	As defined in Schedule “B” attached to this AIF
Canadian Mainline	A natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec
Canwest	Canwest Global Communications Corp.
Cartier Wind	Five wind farms in Gaspé, Québec, three of which are operational and two under construction
CBCA	Canada Business Corporations Act
CCAA	Companies’ Creditors Arrangement Act
CEO	Chief Executive Officer
Chinook	A proposed power transmission line project originating in Montana and terminating in Nevada
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
Common shares	Common shares of TransCanada or TCPL, as applicable
Coolidge	A simple-cycle, natural gas-fired peaking power generation station under construction in Coolidge, Arizona
CSA	Canadian Securities Administrators
Cushing Extension	The second phase of the Keystone oil pipeline delivering crude oil to Cushing, Oklahoma
Cushing Marketlink	A proposed pipeline that would provide crude oil from Cushing, Oklahoma to the U.S. Gulf Coast on facilities that form part of the U.S. Gulf Coast Expansion
DBRS	DBRS Limited
DSU(s)	Deferred Share Units, as defined in this AIF under the heading “Compensation of Directors”
DSU Plan	Share Unit Plan for Non-Employee Directors, as defined in this AIF under the heading “Retainers and Fees Paid to Directors – Share Unit Plan for Non-Employee Directors”
Energy	As defined in this AIF under the heading “General Development of the Business”
EPA	Environmental Protection Agency (U.S.)
ExxonMobil	ExxonMobil Corporation
FERC	Federal Energy Regulatory Commission (U.S.)
Foothills System	A natural gas transmission system extending from central Alberta to the B.C./U.S. border and to the Saskatchewan/U.S. border
GHG	Greenhouse gas
Great Lakes	Great Lakes Gas Transmission Limited Partnership
Great Lakes System	A natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the Northeastern and Midwestern U.S.
Groundbirch	A phase of the Alberta System, connecting natural gas supply primarily from the Montney shale gas formation in Northeast B.C. to existing infrastructure in Northwest Alberta
GTN System	A natural gas transmission system extending from the B.C./Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon
Guadalajara	A natural gas pipeline under construction in Mexico extending from Manzanillo, Colima to Guadalajara, Jalisco
Halton Hills	A natural gas-fired, combined cycle power plant in Halton Hills, Ontario
Horn River	A proposed extension of the Alberta System that would connect new shale gas supply in the Horn River basin north of Fort Nelson, B.C.
HR Committee	Human Resources Committee
HS&E	Health, safety and environment
HVDC	High voltage direct current
Hydro-Québec	Hydro-Québec Distribution
IASB	International Accounting Standards Board

TRANSCANADA PIPELINES LIMITED     35

IFRS	International Financial Reporting Standards
Iroquois System	A natural gas transmission system connects with the Canadian Mainline near Waddington, New York and delivers natural gas in the Northeastern U.S.
ISO	International Organization for Standardization
Keystone Canada	TransCanada Keystone Pipeline Limited Partnership
Keystone	Wood River/Patoka, the Cushing Extension and the U.S. Gulf Coast Expansion, collectively
Keystone U.S.	TransCanada Keystone Pipeline, LP
Kibby Wind	A wind farm located in Kibby and Skinner townships in northwestern Franklin County, Maine
km	Kilometer(s)
LNG	Liquefied Natural Gas
Mackenzie Gas Project	A proposed natural gas pipeline extending from a point near Inuvik, Northwest Territories to the northern border of Alberta
MD&A	TCPL’s Management’s Discussion and Analysis dated February 14, 2011
MIT	Massachusetts Institute of Technology
MMcf/d	Million cubic feet per day
Moody’s	Moody’s Investors Service, Inc.
MW	Megawatt(s)
Natural Gas Pipelines	As defined in this AIF under the heading “General Development of the Business”
NBPL	Northern Border Pipeline Company
NBPL System	A natural gas transmission system extending from a point near Monchy, Saskatchewan to the U.S. Midwest
NEB	National Energy Board
Nortel	Nortel Networks Limited and Nortel Networks Corporation
North Baja System	A natural gas transmission system extending from Arizona to the Baja California, Mexico/California border
North Central Corridor	A phase of the Alberta System which extends the northern section thereof
NYSE	New York Stock Exchange
Ocean State Power	A natural gas-fired, combined-cycle plant in Burrillville, Rhode Island
Oil Pipelines	As defined in this AIF under the heading “General Development of the Business”
OPA	Ontario Power Authority
OSC	Ontario Securities Commission
PCBs	Polychlorinated biphenyls
Portland System	A natural gas transmission system that extends from a point near East Hereford, Québec to the Northeastern U.S.
Portlands Energy	A natural gas-fired combined-cycle power plant near downtown Toronto, Ontario
Proxy Circular	TransCanada’s Management Proxy Circular dated February 14, 2011
Ravenswood	A natural gas-and oil-fired generating facility located in Queens, New York
RGGI	Regional Greenhouse Gas Initiative
RRA	Rate-regulated accounting
S&P	Standard and Poor’s
SEC	U.S. Securities and Exchange Commission
Series 1 Preferred Shares	TransCanada’s cumulative, redeemable, first preferred shares, series 1
Series 3 Preferred Shares	TransCanada’s cumulative, redeemable, first preferred shares, series 3
Series 5 Preferred Shares	TransCanada’s cumulative, redeemable, first preferred shares, series 5
Series U Preferred Shares	TCPL’s cumulative, redeemable, first preferred shares, series U
Series Y Preferred Shares	TCPL’s cumulative, redeemable, first preferred shares, series Y
Sheerness	A coal-fired power generating facility near Hanna, Alberta
Subsidiary	As defined in this AIF under the heading “Presentation of Information”
Sundance	Two coal-fired power generating facilities near Wabamun, Alberta (Sundance A and Sundance B, collectively)
Systems	As defined in this AIF under the heading “Regulation of the Pipeline Business”
TCPL	TransCanada PipeLines Limited
TQM	A natural gas pipeline that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec, and connects with the Portland System
TransCanada or the Company	TransCanada Corporation
TransAlta	TransAlta Corporation
TSX	Toronto Stock Exchange
Tuscarora	Tuscarora Gas Transmission Company
Tuscarora System	A natural gas transmission system extending from Malin, Oregon to Wadsworth, Nevada
U.S. or US	United States
U.S. GAAP	U.S. generally accepted accounting principles
U.S. Gulf Coast Expansion	A proposed extension and expansion of the Keystone crude oil pipeline to the U.S. Gulf Coast
WCI	Western Climate Initiative
Wood River/Patoka	The first phase of the Keystone oil pipeline delivering crude oil to Wood River and Patoka in Illinois
Year End	December 31, 2010
Zephyr	A proposed power transmission line project originating in Wyoming and terminating in Nevada

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

TRANSCANADA PIPELINES LIMITED     B-1

SCHEDULE “B”

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TCPL’s management are committed to the highest standards of corporate governance. TCPL’s corporate governance practices comply with the governance rules of the CSA, those of the NYSE and of the SEC applicable to foreign private issuers. As a non-U.S. company, TCPL is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TCPL is in compliance with the CSA’s National Instrument 52-110, Audit Committees (“Canadian Audit Committee Rules”); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Canadian Governance Guidelines”). At TCPL, we believe that the principal objective in directing and managing the company’s business and affairs is promoting the best interests of TCPL in a manner that will ultimately maximize long-term shareholder value and enhance stakeholder relations. TCPL believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company’s corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TCPL’s Board. The Board is charged with making this determination based on the annual review conducted by the Governance Committee. The Board is currently comprised of 13 directors, of whom 12 (92%) were determined by the Board in 2011 to be independent directors. Twelve nominees are being put forward for election at the Meeting, 11 (92%) of whom are independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of “independent” in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conform to the applicable rules of the SEC and the NYSE. The Board has determined that none of the nominees for director, with the exception of Mr. Girling, have a direct or indirect material relationship with TCPL that could interfere with their ability to act in the best interests of TCPL.  Mr. Girling, as the President and Chief Executive Officer (“CEO”) of TCPL, is not independent.

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

Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas or crude oil on TCPL’s pipeline systems, TCPL as a regulated carrier in Canada and the U.S. cannot deny transportation service to a credit worthy shipper. Further, due to the specialized nature of the industry, TCPL believes that it is important for its Board to be composed of qualified and knowledgeable directors which includes directors from the oil and gas producer and shipper community.  The Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

All reporting issuers of which the nominees are presently directors are set out in the table in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors” under the headings “Other Public Board Directorships” and “Other Public Board Committee Memberships”.

In 2010, independent directors of the Board met separately before and after every regularly scheduled and special meeting. There were eight regularly scheduled meetings and one special meeting during 2010. In addition, all of the directors are available to meet with management as required.

TRANSCANADA PIPELINES LIMITED     B-2

Mr. Jackson has served as the non-executive Chair of TCPL since April 30, 2005. He has also acted as chair person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

During 2010, all directors demonstrated a strong commitment to their roles and responsibilities.  The overall attendance rate was 97% at Board meetings and an average of 97% at committee meetings.  Of the three director absences from the Board and committee meetings, two were health related.  Specific attendance statistics are set out with each director’s biography in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors”.

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TCPL’s strategy and business interests and the Board is responsible for the approval of TCPL’s strategic plan. In addition, the Board receives reports from management on TCPL’s operational and financial performance. The Board had eight scheduled meetings in 2010. Special meetings are held from time to time as required; there was one special meeting of the Board in 2010. There were also two strategic issue sessions and one full-day strategic planning session of the Board held in 2010.  In addition, the Audit Committee and Board held an IFRS training session conducted by management and KPMG.

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

The Human Resources Committee (the “HR Committee”) and the Board annually review and approve the CEO’s personal performance objectives and review with him his performance against the previous year’s objectives. The HR Committee’s compensation discussion and analysis can be found in the Schedule “F” to TCPL’s AIF under the heading “Compensation Discussion and Analysis”.

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors’ manual containing information about the duties and obligations of directors, the business and operations of TCPL, copies of the Board and committee charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information which provides both background information and an outline of the principle business issues, a session on corporate strategy, are provided opportunities to visit TCPL’s facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. New directors also meet with the Vice President, Strategy who provides an overview of the different areas of operation within TCPL and identifies key areas of interest to the individual director.  Briefing sessions are also held for new committee members, as appropriate. The directors’ manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director’s individual needs and expressed areas of interest.  Examples of past activities and visits include a power marketing and trading floor tour and discussions with the

TRANSCANADA PIPELINES LIMITED     B-3

Western power group business leaders, a visit to the Bruce Power site in Kincardine, Ontario, a tour of ANR Pipeline Company’s Gulf of Mexico Facilities, a tour of the pipeline operations control room and a tour of the Ravenswood generating station in Queens, New York.

Senior management as well as external experts make presentations to the Board and to its committees periodically on various business related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TCPL operating facilities and project sites on an annual basis. In 2010, directors participated in a site visit of a crude oil gathering and distribution facility in Hardisty, Alberta, the starting point of the Keystone pipeline, and a tour of in-situ oil sands operations in MacKay River, Alberta.  Directors also held a summit in Houston, Texas in September of 2010 which included a site visit to an oil pumping station and a section of the new Keystone Cushing Extension in Kansas. Ongoing director education also includes strategic issues sessions, of which three were held in 2010. Topics for the strategic issues sessions, and locations for site visits are determined by the Governance Committee annually based on current issues, corporate objectives and director input.  TCPL encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education where appropriate. For further detail regarding director education in 2010, refer to “2010 Director Education” in TransCanada’s Proxy Circular.  All Canadian directors are members of the Canadian Institute of Corporate Directors, which provides many opportunities for director education.

Board Access to Senior Management

Board members have complete access to the Company’s management, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business and operations.  The Board encourages senior management to include key managers in Board meetings who can share their expertise on matters before the Board.  This also enables the Board to gain exposure to key managers with future potential in the Company.

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

The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TCPL has adopted a code of business ethics for its employees which also applies to its CEO, Chief Financial Officer and Controller, all of which are certified on an annual basis. Compliance with the Company’s various codes is monitored by the Audit Committee and reported to the Board. Any waiver of the codes of business ethics by executive officers or directors must be approved by the Board or appropriate committee and disclosed.  There have been no material departures from the code in 2010. TCPL’s code of business ethics may be viewed on TransCanada’s website at www.transcanada.com.

Director Succession Planning and Nomination

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

The Governance Committee regularly assesses the skill set of current Board members against a list of potentially desirable skills and experience to be sought when recruiting new directors to the Board.  The Governance Committee periodically reviews a summary of the director retirement schedule based on the mandatory retirement age, and considers this along with a director skills matrix and the structure of committees of the Board.  The Governance Committee is currently engaged in considering the skills and expertise of Board and committee members who will be retiring in the coming years, and reviewing its priorities for potential candidates for Board membership to replace retiring members.  The committee has also retained a third party search company to

TRANSCANADA PIPELINES LIMITED     B-4

assist in reviewing and selecting appropriate candidates for consideration by the Board.  Further information relating to director skills and succession planning can be found in TransCanada’s Proxy Circular under the heading “Director Skills and Succession Planning”.

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

Further information relating to the Governance Committee can be found in Schedule “D” to TCPL’s AIF under the heading “Description of Board Committees and Their Charters - Governance Committee”.

Compensation

The Governance Committee, which is composed entirely of independent directors, reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Watson provides an annual report on directors’ compensation paid by comparable companies to facilitate the Governance Committee’s review of director compensation. Directors may receive their annual retainer, committee and/or chair fees and travel fees in the form of cash and/or DSUs. With the exception of Mr. Girling, who follows the Share Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related DSUs of TCPL. Directors have a maximum of five years from the time they join the Board to reach this level of share ownership. The value of ownership levels is recalibrated when the annual cash retainer is increased.

The HR Committee, which is composed entirely of independent directors, is accountable on behalf of the Board to consider the compensation programs and the constituent elements for all executive officers including the CEO and after consideration to recommend to the Board the remuneration package for the CEO and the Executive Leadership Team which includes all Named Executive Officers. The HR Committee reviews and recommends to the Board the executive compensation disclosure to be included in TCPL’s AIF. The process the HR Committee uses for these determinations can be found in Schedule “F” to TCPL’s AIF under the heading “Compensation Discussion and Analysis”.

Further information relating to the HR Committee can be found in Schedule “D” to TCPL’s AIF under the heading “Description of Board Committees and Their Charters - Human Resources Committee”.

Information relating to compensation consulting services provided by Towers Watson during the 2010 financial year can be found in Schedule “F” to TCPL’s AIF under the heading “Compensation Discussion and Analysis – The Role of the External Compensation Consultant”.

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in Schedule “D” to TCPL’s AIF under the heading “Description of Board Committees and Their Charters”.

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire and/or in-person interview is utilized as part of this process. Currently the committee has determined that in person interviews conducted by the Chair with each member of the Board individually is the most effective way in which members individual views can be reviewed by the full Board.  The Chair conducts the interviews based on a series of questions provided by the Governance Committee and distributed to all members.

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

TRANSCANADA PIPELINES LIMITED     B-5

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

Majority Voting for Directors

TCPL has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes “withheld” than “for” that director’s election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TCPL’s by-laws and the CBCA. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada’s Corporate Governance Guidelines which are published on TransCanada’s website at www.transcanada.com.

Management and CEO Succession

The HR Committee has the responsibility to oversee the succession planning process for the senior executive officers and report to the Board on its findings.  The succession plan for the CEO is led by the HR Committee and is reviewed and discussed with the Board.  For the senior executive officers, the CEO prepares an overview of each executive officer role including the skills and expertise necessary to properly discharge the responsibilities of the role.  For current incumbents, areas of strength are reviewed and development plans prepared to ensure satisfactory on-going performance.  Potential future candidates for senior executive officer positions are identified.  Each candidate’s skills and experience are analyzed against the skills necessary for promotion to a particular senior executive officer position.  Further development opportunities are identified for each candidate which include additional or varied management experience, training, development and educational opportunities.

The role summary for each of the senior executive officer positions and an assessment of the performance and competencies of incumbent executives and potential successors are reviewed with the HR Committee and the Board at least annually.  The CEO’s succession planning process continues over several years for those executive officers who are considered as having the potential to progress to that role.  The process includes an on-going analysis of the performance, skills and experience as well as an assessment of personal attributes and characteristics which are considered necessary for the position.

TRANSCANADA PIPELINES LIMITED     C-1

SCHEDULE “C”

CHARTER OF THE AUDIT COMMITTEE

1.                                      Purpose

The Audit Committee shall assist the Board of Directors (the “Board”) in overseeing and monitoring, among other things, the:

•                  Company’s financial accounting and reporting process;

•                  integrity of the financial statements

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

TRANSCANADA PIPELINES LIMITED     C-2

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

VIII.                     Oversight in Respect of Financial Aspects of the Company’s Canadian Pension Plans (the “Company’s pension plans”), specifically:

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

TRANSCANADA PIPELINES LIMITED     C-5

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

CHAIR’S PARTICIPATION IN COMMITTEES

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity.  The Board adopted the practice of holding simultaneous meetings of certain committees and, as a result, the Chair is a voting member of the Governance and Human Resources Committees but is not a member of the Audit and Health, Safety and Environment Committees. The simultaneous sitting of certain committees allows more time to be available for each committee to focus on its respective responsibilities.  All committee meetings include scheduled periods where members can discuss the committee operations and responsibilities without management present.

AUDIT COMMITTEE

Chair:  K.E. Benson

Members:  D.H. Burney, E.L. Draper, P.L. Joskow, J.A. MacNaughton, D.M.G. Stewart

This committee is comprised of six independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TCPL, the compliance by TCPL with legal and regulatory requirements, and the independence and performance of TCPL’s internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TCPL’s audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all financial statements in prospectuses and other offering memoranda, any financial statements required by regulatory authorities and all prospectuses and documents which may be incorporated by reference into a prospectus, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TCPL’s Canadian pension plans.

Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule “B” to TCPL’s AIF) is contained in TCPL’s AIF under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures, and external auditor service fees by category.

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

TRANSCANADA PIPELINES LIMITED     D-2

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

There were six meetings of the Audit Committee in 2010.

GOVERNANCE COMMITTEE

Chair:  J.A. MacNaughton

Members:  K.E. Benson, D.H. Burney, S. B. Jackson, P.L. Joskow, D.P. O’Brien, D.M.G. Stewart

This committee is comprised of seven independent directors and is mandated to enhance TCPL’s governance through a continuing assessment of TCPL’s approach to corporate governance. The committee is mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.  The committee also reviews directors’ service on other boards to ensure there is no overboarding or interlocking relationship which would interfere with a member’s independence status or be an impediment to a director in the discharge of his or her responsibilities.  The committee also oversees the risk management activities of TCPL.  The committee monitors and reviews with management the identified risks to ensure there is proper Board and committee oversight and management programs in place to mitigate risks.  The committee also makes recommendations to the Board related to TCPL’s risk management programs and policies on an ongoing basis.

The committee reviews and reports to the Board on the performance of the Board and each of its committees, in conjunction with the Chair of the Board, as set forth in TCPL’s “Disclosure of Corporate Governance Practices”, in Schedule “B” of TCPL’s AIF.  The committee also monitors the relationship between management and the Board, and reviews TCPL’s structures to ensure that the Board is able to function independently of management.  The committee chair, in consultation with directors, annually reviews the performance of the Chair of the Board and reports the results to the Board.  The committee is also responsible for an annual review of director compensation, for the administration of the DSU Plan and establishing, reviewing and assessing the minimum share ownership guidelines for directors.

The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee ensures the Company has a best practice orientation package and monitors continuing education for all directors as set forth in more detail in Schedule “B” of TCPL’s AIF.  For a summary of the continuing education sessions attended by directors in 2010, refer to the table under the section below entitled “2010 Director Education”.  The committee also has responsibility for oversight of the Company’s Strategic Planning process.

There were three meetings of the Governance Committee in 2010.

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

There were three meetings of the Health, Safety and Environment Committee in 2010.

TRANSCANADA PIPELINES LIMITED     D-3

HUMAN RESOURCES COMMITTEE

Chair:  W.T. Stephens

Members:  W.K. Dobson, P. Gauthier, K.L. Hawkins, S. B. Jackson, D.P. O’Brien

This committee is comprised of six independent directors and is mandated to review the Company’s human resources policies and plans, monitor succession planning and to assess the performance of the Chief Executive Officer and other senior executive officers of TCPL against pre-established performance objectives.  A report on senior management development and succession is prepared annually for presentation to the Board which the committee reviews on an annual basis. The committee reports to the Board with recommendations on the remuneration package for the senior executive officers of TCPL, including the CEO.  The committee approves all longer-term compensation including stock options and any major changes to TCPL’s company-wide compensation and benefit plans.  The committee considers and approves any changes to TCPL’s Canadian pension plans relating to benefits provided under these plans.  The committee is also responsible for the review of the executive share ownership guidelines.

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

•                  annually approving a checklist that sets out the timetable of all regularly occurring accountabilities for the committee which provides context for the discussion of related items; and

•                  using a two-step review process where items are provided for the committee’s initial review at a meeting prior to the approval meeting.

There were four meetings of the Human Resources Committee in 2010.

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

TRANSCANADA PIPELINES LIMITED     E-2

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

c)                                      Canadian pension fund investment guidelines and the appointment of pension fund managers; and

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

TRANSCANADA PIPELINES LIMITED     E-4

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

SCHEDULE “F”

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Circular explains how TransCanada’s executive compensation program is designed and operated with respect to the President and CEO (referred to as “CEO” in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer (“CFO”), the three other most highly compensated executives, and the (Retired) President and CEO (“Retired CEO”) included in this reported financial year (collectively referred to as the “Executive Officers”).

For 2010, information is reported for the Company’s Executive Officers as follows:

R.K. Girling	President & Chief Executive Officer (formerly Chief Operating Officer)

D.R. Marchand	Executive Vice-President & Chief Financial Officer (formerly Vice-President, Finance & Treasurer)

A.J. Pourbaix	President, Energy & Oil Pipelines (formerly President, Energy & Executive Vice-President, Corporate Development)

G.A. Lohnes	President, Natural Gas Pipelines (formerly Executive Vice-President & Chief Financial Officer)

D.M. Wishart	Executive Vice-President, Operations & Major Projects

H.N. Kvisle	(Retired) President & Chief Executive Officer(1)

(1)       Mr. Kvisle retired from the Company effective September 1, 2010.  More information regarding Mr. Kvisle’s retirement provisions is in the section entitled “Termination and Change of Control Benefits – Retired President & Chief Executive Officer Compensation”.

This section is divided into the following areas of interest:

1.     An introduction outlining TransCanada’s business considerations that affect the executive compensation program;

2.     A review of the change to the executive compensation program for the 2010/2011 compensation cycle;

3.     A summary of business results for 2010;

4.     Information on TransCanada’s executive compensation philosophy and program;

5.     An overview of the compensation decision-making process; and

6.     A detailed review of the decisions the Board of Directors (the “Board”) made with respect to the compensation of the Executive Officers in light of the Company’s performance.

INTRODUCTION

The executive compensation program for TransCanada is managed by the Board with assistance from the Human Resources Committee (the “HR Committee”).  The objective of the executive compensation program is to provide compensation that is competitive, fair, and supportive of the Company’s business plans, delivered in such a manner as to be consistent with the best interests of shareholders.  The nature of TransCanada’s business impacts the way in which performance is assessed.  This performance assessment, in turn, directly impacts how compensation is delivered over time.

TransCanada’s businesses are capital intensive, many are subject to regulated returns and growth is typically driven by projects that have long periods of time between conception, approval, construction, startup, and ultimate profitability.  Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the Company’s financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability.  This has been particularly evident during the past few years and will continue to be applicable in the future as large capital projects are managed.  The Company is also mindful of the importance of dividends to shareholders and the need for a balance between current returns, a prudent capital structure and long-term growth.

The Board recognizes that compensation programs that primarily reward delivery of short-term returns could be detrimental to the long-term value of the Company.  However, excessive focus on longer term projects could decrease the Company’s ability to generate current earnings, pay dividends, and maintain access to capital markets.  The Board has carefully considered a balanced approach to these issues in the design of the executive compensation program and the impact of compensation programs on business risk.

TRANSCANADA PIPELINES LIMITED	F-2

The Board establishes performance objectives for management for both the short and long-term compensation plans which include financial measures and operational, growth and other business considerations of importance to the Company.  The Board also formally establishes the relative weighting that will be assigned to measures in evaluating results and determining relative compensation.  In establishing these objectives, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures.  For example, the management of projects under development or under construction is critical to the Company, and the assessment of performance in that regard can be subjective rather than based on direct financial measurements.  Another important element of performance is how well the management team meets the Company’s objectives with respect to health, safety and the environment.  The Board has a rigorous process of setting objectives and assessing the performance of executives against those objectives.  The final determination of performance is made based on a combination of specific financial measures and the assessment of the other elements of management’s performance.

CHANGE TO EXECUTIVE COMPENSATION PROGRAM

The HR Committee and the Board are continuously reviewing potential improvements to the design and administration of TransCanada’s executive compensation program.  To further align the Company’s compensation philosophy and executive compensation program with long-term value creation, the Board approved a change to the executive compensation program starting with the 2010/2011 compensation cycle.  This change will further clarify the link between pay and performance and continue to align executive compensation practices with those widely used by industry peers.

The change includes the following modifications to each element of compensation:

•    Base salary is positioned within a salary range where the reference point, or “Guidepost”, is generally comparable to market median levels;

•    The short-term incentive is based on a target award value (expressed as a percentage of base salary) which is generally comparable to market median levels.  The actual award an executive may receive is adjusted based on personal and corporate performance; and

•    Medium- and long-term incentive grants are based on a target award value (expressed as a percentage of base salary) which is generally comparable to market median levels.  The actual grant an executive may receive is within a market competitive range and is adjusted based on personal performance and future potential.

Additional information regarding the program change is included in the section entitled “Elements of Compensation – Overview of Compensation Elements” below.

SUMMARY FOR 2010

In evaluating 2010 overall corporate performance, the HR Committee and the Board considered a number of quantitative and qualitative factors including financial and share performance, the quality of earnings, execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives.

Key accomplishments in 2010 included:

•    Comparable earnings and funds generated from operations met pre-determined targets;

•    The Company continued to advance its large capital program with several key strategic projects completed and/or placed into service, including:

o      Phases 1 and 2 of the Keystone oil pipeline including the Cushing extension;

o      The North Central Corridor extension on the Alberta System;

o      The Halton Hills Generating Station in Ontario;

o      The Bison pipeline project connecting U.S. Rockies gas to market;

o      The Groundbirch pipeline connecting Montney shale gas in northeast B.C.; and

o      The second phase of the Kibby Wind project in Maine.

•    Advanced new initiatives to connect shale gas into existing pipeline systems and to extend the Keystone Pipeline System;

•    Achieved negotiated settlements with the Alberta and Foothills Systems shippers that recognized increased returns;

•    Met or exceeded all safety, reliability and operating targets; and

TRANSCANADA PIPELINES LIMITED	F-3

•    Maintained “A” grade credit ratings and issued approximately $3 billion of senior debt and preferred shares at historically low rates.

Less successful developments in 2010 included:

•    Delays and cost escalation with the Bruce Power restart project;

•    Weak power and natural gas prices;

•    Delays in U.S. permitting for the Keystone U.S. Gulf Coast Expansion;

•    Long-term competitiveness of WCSB gas and, specifically, impacts to the Canadian Mainline; and

•    Cancellation of the Oakville power project.

For 2010, the HR Committee and the Board concluded that overall, the Company largely met its performance objectives but also recognized some less favourable outcomes as noted above.  After considering these performance results and the relative weighting ascribed to the financial results (50%) and to operational, growth, and other business considerations (50%), they determined that overall corporate performance in 2010 was slightly below target and assigned a Corporate Adjustment Factor (“CAF”) of 0.95.  More information regarding the CAF is in the section entitled “Variable/At-Risk Compensation – Short-term Incentive” below.  This rating provided context for the HR Committee and the Board in determining Executive Officers’ short-term incentive awards.  They used the following guiding principles during their 2011 compensation deliberations:

•    Moderate base salary increases for the Executive Officers except in cases where executives assumed significant additional responsibilities;

•    Annual bonus awards that reflect overall corporate performance and each of the Executive Officer’s contribution to those results for 2010; and

•    Moderate increases in longer-term incentive award levels except to recognize significant additional responsibilities.

The HR Committee and the Board also considered the results achieved against the pre-established three-year performance objectives for the 2008 performance share unit grant and determined that 67% of the outstanding units would vest for payment.  This vesting level represented performance that was below “target” but above “threshold”, as determined by the HR Committee and the Board in accordance with the vesting guidelines described in more detail below in the section entitled “Elements of Compensation” footnote 1 to the table “Overview of Compensation Elements”.  More information regarding the 2008 performance share unit grant is in the section entitled “Compensation Decisions Made in 2011– Medium-term Incentives”, below.

TRANSCANADA PIPELINES LIMITED	F-4

The following chart shows the relationship between the annual outcomes of selected key financial metrics from 2006 to 2010 and the sum of base pay, annual cash bonus, and the estimated value of performance share units and stock options (referred to herein as “Total Direct Compensation” or “TDC”) that was awarded to the Executive Officers pursuant to the noted year:

*    Aggregate TDC awarded to Executive Officers pursuant to 2010 excludes Mr. Kvisle, who retired from the Company effective September 1, 2010.

**  Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

Aggregate TDC for Executive Officers expressed as a percent of Net Income is 1.4%, 1.5%, 1.3%, 1.4% and 1.2% for the financial years ended 2006, 2007, 2008, 2009 and 2010, respectively.

Details regarding the Total Direct Compensation awarded to Executive Officers in 2011 based on overall performance in 2010 are provided in the section entitled “Compensation Decisions Made in 2011 - Executive Officer Profiles”, below.

COMPENSATION PHILOSOPHY

TransCanada’s executive compensation program has the following objectives:

•      To provide a compensation package that rewards individual contributions in the context of overall business results (“pay-for-performance”);

•      To be competitive in level and form with the external market;

•      To align executives’ interests with those of shareholders and customers; and

•      To support the attraction, engagement and retention of executives.

The compensation program is also designed to align with the Company’s business plans and risk management framework to provide an appropriate balance between risk and executive rewards.

TRANSCANADA PIPELINES LIMITED	F-5

Market Benchmarking & Comparator Group

The HR Committee considers comparable compensation data from Canadian-based energy companies that are generally of similar size and scope to TransCanada and that represent the market in which TransCanada may compete for executive talent (the “Comparator Group”).  Specifically, the Comparator Group comprises companies with capital intensive, long cycle businesses in the North American pipeline, power and utility industry, as well as the Canadian oil and gas industry.  The Company also evaluates broader industry trends and practices to determine the appropriate elements of compensation and the effective design of each element.

The composition of the Comparator Group is reviewed annually by the HR Committee to determine its continued applicability to TransCanada.  An overview of the characteristics of the Comparator Group, as compared to TransCanada’s characteristics, is provided in the following table:

	TRANSCANADA	COMPARATOR GROUP(3)

Industry	North American Pipelines, Power	North American Pipelines, Power, Utilities / Canadian Oil and Gas

Location	Calgary, Alberta	Principally Alberta

		Median	75th Percentile

Revenue(1)	$8.2 billion	$4.7 billion	$11.8 billion

Market Capitalization(2)	$26.4 billion	$22.1 billion	$32.0 billion

Assets(1)	$43.8 billion	$17.5 billion	$28.2 billion

Employees(1)	4,156	2,632	4,910

(1)    Revenue, assets and number of employees reflect 2009 information.

(2)    Market Capitalization value noted is calculated as at December 31, 2010 by multiplying the monthly closing price of common shares by the quarterly common shares outstanding for the most recently available quarter.

(3)    The members of the Comparator Group for 2010 were as follows:

Alliance Pipeline Ltd.

ATCO Ltd. & Canadian Utilities Limited

BP Canada Energy Company

Canadian Natural Resources Ltd.

Capital Power Corporation

Chevron Canada Resources

ConocoPhillips Canada Corp.

Devon Canada Corporation

Enbridge Inc.

EnCana Corporation* EPCOR ExxonMobil Canada FortisAlberta Husky Energy Inc. Imperial Oil Ltd. Kinder Morgan Canada Inc. Nexen Inc.	Petro-Canada** Shell Canada Ltd. Spectra Energy (Canada) Suncor Energy Inc. Syncrude Canada Ltd. Talisman Energy Inc. Terasen Gas TransAlta Corporation

* EnCana Corporation subsequently split into two entities – Cenovus Energy Inc. and EnCana Corporation.

** Petro-Canada subsequently merged with Suncor Energy Inc.

Each Executive Officer’s position is benchmarked against similar positions in the Comparator Group.  The position-based compensation data from the Comparator Group (the “Comparator Market Data”) provides the initial pay reference point for the HR Committee and the Board.  The annual Total Direct Compensation value an Executive Officer is awarded will vary based on an assessment of individual performance in the context of overall corporate performance, and will generally be set in accordance with the following guidelines (the “Pay Positioning Guidelines”):

Pay Positioning Guidelines

IF AN EXECUTIVE’S PERFORMANCE…		“TOTAL DIRECT COMPENSATION” WILL BE…

Meets objectives	à	Generally comparable to median Total Direct Compensation market data

Exceeds objectives	à	Generally comparable to above-median Total Direct Compensation market data

Falls short of objectives	à	Generally comparable to below-median Total Direct Compensation market data

The degree to which an Executive Officer’s Total Direct Compensation value is positioned relative to the median is dependent on his or her assessed individual performance level and corporate performance.  The adjustment is made through variable rather than fixed compensation.

TRANSCANADA PIPELINES LIMITED	F-6

ELEMENTS OF COMPENSATION

Target Total Direct Compensation comprises annual base salary, short-term incentive target, and target total longer-term compensation (which includes the medium-term incentive and long-term incentive), as illustrated below:

Each element of Target Total Direct Compensation is determined with reference to the market median.  The allocation of Target Total Direct Compensation value to each element is based on market practices regarding the relative weighting afforded the different compensation elements (i.e., pay-mix).  Actual compensation received will vary based on the HR Committee and the Board’s assessment of corporate performance and each of the Executive Officer’s past contribution and ability to contribute to future short, medium and long-term business results.

Overview of Compensation Elements

Component	Element	Form	Performance Period	Key Features	Objective

FIXED	Base salary	Cash	One year

   Generally comparable to the median market data for similar roles.

   A “Guidepost” is determined annually based on the Comparator Market Data for each role.  Each Executive Officer’s base salary will be managed within a range of ±10% of that Guidepost.

   Variance from the Guidepost may be due to sustained individual high performance, the scope of the executive’s role within TransCanada, retention considerations, the executive’s time in the role, and/or material differences in an Executive Officer’s responsibilities compared with similar roles in the Comparator Market Data.

   Reviewed annually; changes, if any, are typically made effective March 1.

Provide income certainty. Attract and retain executives.

TRANSCANADA PIPELINES LIMITED	F-7

Component	Element	Form	Performance Period	Key Features	Objective

VARIABLE OR AT-RISK	Short-term incentive	Annual cash bonus	One year

   A short-term incentive target (expressed as a percent of base salary) is determined for each Executive Officer role. Targets are established based on the Comparator Market Data.

   Each Executive Officer receives an Individual Performance Adjustment Factor (“PAF”) between 0 and 2.0.  The PAF rating is based on the HR Committee and the Board’s assessment of each Executive Officer’s yearly individual contribution and performance against pre-determined business and personal objectives in the context of overall annual corporate performance.  In exceptional circumstances, a PAF between 2.1 and 2.5 may be awarded.  This would reflect a very significant contribution to a transformational corporate achievement.

   A CAF between 0 and 1.2, as determined by the Board, is applied to determine the final award payable to the Executive Officer.

Corporate results are evaluated using targets and weightings determined at the beginning of each year.

   Motivate executives to achieve key annual business priorities and objectives.

   Reward executives for relative annual contribution to the Company.

   Align executives’ interests with those of the shareholders.

   Attract and retain executives.

	Medium-term incentive	Performance share units	Up to three years with vesting at end of term

   Each Executive Officer role is assigned a target and an associated range with a pre-determined minimum and maximum for Total Longer-term Compensation (expressed as a percent of base salary).  Targets are established based on the Comparator Market Data.

   The actual award will be based on the HR Committee and the Board’s assessment of the Executive Officer’s annual performance together with his/her future potential to contribute to overall corporate performance.

   The Executive Share Unit (“ESU”) Plan grants notional share units based on the allocated value of Total Longer-term Compensation divided by the fair market value of TransCanada’s common shares at the time of grant.

   The value of common share dividends is accrued in units through the three-year term.

   The number of units that vest for payment is subject to the attainment of specific corporate performance objectives and relative weightings, as determined by the HR Committee and the Board.(1)

   The final payment is made in cash, less statutory withholdings.

Motivate executives to achieve medium-term business objectives. Align executives’ interests with those of the shareholders. Attract and retain executives.

	Long-term incentive	Stock options	Vesting 33 1/3% at the end of each year for three years. Grants have a seven year term

   As indicated under “Key Features” of the Medium-term Incentive, stock options are granted based on the allocated value of the Total Longer-term Compensation award.  The allocated value is divided by a compensation value per option which reflects the grant date fair value, as determined by the HR Committee.

   The HR Committee determines the compensation value of each option award using the higher of a binomial valuation and a “floor-value” of 15% of the exercise price.

   The exercise price is the closing market price of TransCanada common shares on the TSX on the last trading day immediately preceding the grant date of the stock option.

   Participants benefit only if the market value of TransCanada’s common shares at the time of the stock option exercise is greater than the exercise price of the stock options at the time of grant.

Motivate executives to achieve long-term sustainable business objectives. Align executives’ interests with those of the shareholders. Attract and retain executives.

(1)             The number of units which vest is based on corporate performance results in accordance with the following guidelines:

TRANSCANADA PIPELINES LIMITED	F-8

The number of units which vest is based on corporate performance results in accordance with the following guidelines:

PERFORMANCE LEVEL		GENERAL DESCRIPTION		UNITS VESTING

“Below threshold”	à	Results which are below an acceptable level of performance	à	Zero units vest; no payment is made

“At threshold”	à	Results which are lower than expected, but still acceptable performance	à	50% of units vest for payment

Between threshold and target, vesting on a pro-rata basis

“At target”	à	Results which are considered a stretch, but achievable; fully meet expectations	à	100% of units vest for payment

Between target and maximum, vesting on a pro-rata basis

“At or above maximum”	à	Results which are considered a substantial stretch; significantly exceed expectations	à	150% of units vest for payment

Variable/At-Risk Compensation

As described above in the section entitled “Overview of Compensation Elements”, an annual short-term incentive target and longer-term incentive target (each expressed as a percent of base salary) is established for each Executive Officer role.  Each target is established based on the Comparator Market Data for the role.

The following is a summary of the target structure and ranges for each Executive Officer role:

	Short-term Incentive	Longer-term Incentive Target (% of Base Salary)
	Target
Role (Incumbent)	(% of Base Salary)	Minimum	Target	Maximum

President & Chief Executive Officer (R.K. Girling)	100%	225%	275%	325%

Executive Vice-President & Chief Financial Officer (D.R. Marchand)	65%	150%	200%	250%

President, Energy & Oil Pipelines (A.J. Pourbaix)	75%	200%	250%	300%

President, Natural Gas Pipelines (G.A. Lohnes)	65%	150%	200%	250%

Executive Vice-President, Operations & Major Projects (D.M. Wishart)	65%	150%	200%	250%

Short-term Incentive

The HR Committee and the Board assess each Executive Officer’s performance against pre-determined business and individual objectives and assign an individual PAF.  The PAF is determined using the following standards:

Performance against Standards(1)	PAF Range	Comments

Exceeds most or all standards plus transformational event	2.1 – 2.5	Awarded in exceptional circumstances. Reflective of extraordinary achievement with significant transformational corporate impact.

Exceeds most or all standards	1.8 – 2.0	Reflects tangible business contributions with several examples of significant impact beyond normal expectations.

Exceeds some standards	1.4 – 1.7	Fully satisfactory effort, with evidence of contribution beyond normal expectations.

Meets standards	0.9 – 1.3	Fully satisfactory effort, all performance expectations have been met.

Standards not met	0 – 0.8	Success dependent on improving performance levels - no payout.

(1)             Standards are set at an achievable but stretch level.

TRANSCANADA PIPELINES LIMITED	F-9

To determine the Executive Officer’s actual short-term incentive award, the CAF, as determined by the Board, is then applied.  The CAF is determined based on the corporate performance results using the following standards:

Performance against Standards	CAF Range	Comments

Exceeds most or all standards and/or achievement of transformational corporate event	1.11 – 1.20	Exceptional business results with several examples of significant impact beyond normal expectations and/or transformational corporate event.

Exceeds some standards	1.01 – 1.10	Fully satisfactory results, all material performance standards met or exceeded, with several examples of significant positive business outcomes.

Meets standards	1.00	Fully satisfactory results, all performance expectations have been met.

Some standards not met	0.50 – 0.99	Some expectations not met, less than fully satisfactory performance but partial payout appropriate.

Standards not met	Below 0.50	Unacceptable performance - no payout.

The following illustrates the methodology used to determine the short-term incentive award for Executive Officers:

(1)             Reflects the Executive Officer’s annual base salary rate as at December 15 of the calendar year.

(2)             Refer to the exhibit summarizing the target structure and ranges for each Executive Officer role above.

(3)             The PAF, as determined by the Board, can range between 0 and 2.0.  In exceptional circumstances, a PAF between 2.1 and 2.5 may be awarded.  This would reflect a very significant contribution to a transformational corporate achievement.

(4)             The CAF, as determined by the Board, can range between 0 and 1.2.

(5)             The calculated short-term incentive award may be adjusted at the discretion of the Board where it deems reasonable to do so.

Longer-term Incentive

To determine the Executive Officer’s actual long-term incentive award, the HR Committee and the Board assesses his/her annual performance together with his/her future potential to contribute to overall corporate performance.  The total award is currently allocated 75% / 25% between performance share units and stock options, respectively.

Other Compensation

Executive Officers receive other benefits that the Company believes are reasonable and consistent with the goals of the executive compensation program.  These benefits are based on competitive market practices and support the attraction and retention of Executive Officers.  Benefits include a defined benefit pension plan (described later in the section entitled “Pension and Retirement Benefits”), traditional health and welfare programs and executive perquisites.

The perquisite program provided a limited number of perquisites to the Executive Officers in 2010 which included:

•                  An annual perquisite cash allowance to use for any purpose at the discretion of the Executive Officer valued at $4,500;

•                  A limited number of luncheon and/or recreation club memberships, based on business need;

•                  A Company-paid reserved parking stall valued at $5,492; and

•                  An annual car allowance valued at $18,000.

The HR Committee may, from time to time, convey other benefits to an Executive Officer under specific circumstances or as a retention mechanism.  If provided, such non-policy perquisites will be outlined in the footnotes to the Summary Compensation Table in the section entitled “Executive Compensation Tables” below.

Annually, the HR Committee reviews the Executive Officers’ expenses and use by all executives of the corporate aircraft.  TransCanada permits the use of the corporate aircraft by any executive including the CEO only when it is integrally and directly related to performing the executive’s job.

TRANSCANADA PIPELINES LIMITED	F-10

Share Ownership Guidelines

The HR Committee has instituted share ownership guidelines for executives (the “Guidelines”) that encourage executives to achieve an ownership level in the Company that the HR Committee views as significant in relation to each executive’s base salary.  The minimum ownership requirement is a multiple of base salary depending on the level of the executive.  Executives have five years from the end of the year in which they became subject to the Guidelines to meet this requirement.  Once an executive is deemed to have reached the minimum ownership requirement, the HR Committee uses discretion in assessing compliance with ownership requirements in the event of subsequent share price fluctuations.  The level of ownership can be achieved through the purchase of TransCanada common shares or units of any TransCanada sponsored limited partnership, by participation in the TransCanada Dividend Reinvestment Plan or through unvested performance share units.  The Guidelines require that at least 50% of the ownership level be in “eligible shares” (i.e., TransCanada common shares or units of any TransCanada sponsored limited partnership).  Unvested performance share units from the ESU Plan only count to a maximum of 50% of the ownership level.

In 2010, the HR Committee approved an amendment to the Guidelines to increase the ownership level requirement for the Chief Executive Officer from three (3) times to four (4) times base salary.  The amendment also included a requirement for all executives subject to the Guidelines to “buy and hold” 50% of all TransCanada stock option award exercises until the required ownership level is met.

The HR Committee annually reviews a calculation of ownership levels under the Guidelines and, in 2010, noted that all Executive Officers had met their minimum ownership requirements.  Ownership level calculations pursuant to the Guidelines for the Executive Officers are found in the section entitled “Compensation Decisions Made in 2011– Executive Officer Profiles”.

COMPENSATION DECISION-MAKING PROCESS

Overview

The following is a general overview of the process used to determine the Total Direct Compensation awards for Executive Officers:

TRANSCANADA PIPELINES LIMITED	F-11

Roles & Responsibilities

Contributor	Key Accountabilities

TransCanada’s Human Resources Management

   Acquires, analyzes and interprets all compensation market data used by the CEO in the formulation of Total Direct Compensation recommendations for his direct reports.

   Provides the HR Committee and the Chair of the Board with relevant market data and other information, as requested, in order to support the HR Committee and Board deliberations regarding the Executive Officers’ Total Direct Compensation.

Chief Executive Officer

   Engages in discussions to assist the HR Committee and the Board in the determination of performance objectives for the Executive Officers and the assessment of whether, and to what extent, objectives for the previous year have been achieved by the Executive Officers.

   Makes recommendations to the HR Committee regarding the level and form of compensation awards for his direct and certain indirect reports.

   Reviews, evaluates and recommends to the Board all key performance objectives, measures and metrics used for compensation-related purposes.

   Provides an assessment of his own performance for the HR Committee and the Board.

HR Committee

   Directs management and/or the HR Committee’s Consultant (as defined below) and other advisors to gather information on its behalf, and provide initial analysis and commentary.

   Recommends for consideration and approval to the Board all remuneration to be awarded to the Executive Officers.

External Compensation Consultant to the HR Committee

   The Consultant’s mandate (which is approved annually by the HR Committee) is to:

o      Provide an assessment of management’s proposals relating to the compensation of the Executive Officers;

o      Attend all HR Committee meetings (unless otherwise requested by the HR Committee Chair);

o      Provide data, analysis or opinion on compensation-related matters if requested by the HR Committee Chair; and

o      Report to, and interact directly with, the HR Committee on all matters related to executive compensation.

   At every meeting, meets with the HR Committee without members of management present.

   Communicates directly with members of the HR Committee outside of the HR Committee’s meetings as requested by the HR Committee members.

   Upon direction and approval from the HR Committee Chair, may provide consulting advice to TransCanada management.

Other Advisors to the HR Committee	Provide non-compensation-related services, as required and directed by the HR Committee Chair.

Board	Reviews and approves all remuneration to be awarded through the executive compensation program to the Executive Officers, in consideration of recommendations from the HR Committee.

The Independence of the External Compensation Consultant to the HR Committee

The HR Committee has retained the services of an individual consultant (the “Consultant”) from Towers Watson as the HR Committee’s advisor on human resources matters. The HR Committee chose the individual consultant it believed would provide the highest quality of independent advice. The fact that the Consultant is employed by Towers Watson, a pre-eminent human resources consulting firm that also provides services to TransCanada in several areas, was known to the HR Committee at the time of the Consultant’s original engagement. It is the HR Committee’s view that the Consultant is capable of providing candid and direct advice independent of management’s influence.

Numerous steps have been taken by both Towers Watson and TransCanada to satisfy the objective of ensuring the Consultant’s independence.

•                  Towers Watson has confirmed that no part of the Consultant’s pay is directly impacted by growth or decline of Towers Watson’s services to TransCanada.  Towers Watson has also ensured that the Consultant:

o                 Is not the “client relationship manager” for services provided to the Company;

o                 Does not participate in any client development activities related to increasing Towers Watson’s consulting services to TransCanada; and

o                 Other than consulting for the HR Committee, does not work on any other consulting assignments for TransCanada.

TRANSCANADA PIPELINES LIMITED	F-12

•                  TransCanada has ensured that the Consultant has limited interactions with management unless specifically related to those matters for which the Consultant is engaged on the HR Committee’s behalf or in relation to proposals that will be presented to the HR Committee for review or approval.

The fees paid to Towers Watson in 2010 for the Consultant’s services to the HR Committee were approximately $125,000.

The HR Committee annually reviews the projects performed for TransCanada by other consultants at Towers Watson and the fees charged for the services rendered. For 2010, these services included providing the Company’s Human Resources Management with executive, non-executive and Board member compensation market data, as well as benefit and pension actuarial consulting services for both U.S. and Canadian operations. The aggregate fees billed by Towers Watson to the Company for 2010 (exclusive of the Consultant’s fees) were approximately $2.1 million.

Stock Option Granting Process

Generally, stock option grants are determined as part of the annual deliberations regarding the longer-term incentive grant award.  The process is as follows:

•                  The CEO recommends to the HR Committee the longer-term incentive grant value for all executives (except his own).  The total grant value is generally allocated 75% / 25% between performance share units and stock options, respectively.

•                  The HR Committee recommends the stock option grant value for Executive Officers (including the CEO) to the Board and approves the stock option grant value for all other executives.

•                  The Board approves the value of the Executive Officers’ stock options grants.

•                  The HR Committee determines the number of stock options to grant based on the approved value and the higher of a binomial valuation and a “floor-value” of 15% of the exercise price.

•                  The HR Committee approves all individual stock option grants.

Internal Equity and Retention Value

Executive Officer compensation relative to other executives at TransCanada (“internal equity”) is informally taken into account by the HR Committee and the Board during the annual Total Direct Compensation deliberations, particularly when the benchmark data for a particular role does not reflect the relative scope of TransCanada’s role.  In such cases, other internal roles that have strong market data may be used to complete an assessment of relativity.

The HR Committee and the Board also consider the retentive potential of their compensation decisions.  Retention of the Executive Officers is critical to business continuity, stakeholder relationship management, succession planning and achieving the desired short and longer-term results for the Company.

Previously Awarded Compensation

The HR Committee recommends compensation awards, including stock options, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The HR Committee believes that reducing or limiting current stock option grants, performance share units or other forms of compensation because of prior gains realized by an Executive Officer would unfairly penalize the executive and reduce the motivation for continued high achievement. Similarly, the HR Committee does not purposefully increase total longer-term compensation value in a given year to offset less-than-expected returns from previous awards.

The HR Committee receives “tally sheets” which provide context for the decisions they make in relation to Total Direct Compensation.  Although this information does not necessarily drive decision making with regard to specific pay elements, these tally sheets enable the HR Committee to:

•                  Complete an independent assessment of each element of compensation, along with an overall assessment of Total Direct Compensation levels in relation to performance;

•                  Evaluate pay mix;

•                  For equity-based compensation, assess level of return and extent to which objectives underlying the grant are being met; and

•                  Determine if changes are required to severance plans or employment agreements to ensure alignment with the Company’s business and executive attraction and retention objectives.

TRANSCANADA PIPELINES LIMITED	F-13

The tally sheets used by the HR Committee include the following information:

Analysis	Description

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

Economic Impact Analysis

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

   Following their 2010 review of the resulting analyses, the HR Committee was satisfied that, in aggregate, there had been an appropriate pay for performance relationship for the Executive Officers.

Compensation “Look-back” Analysis

   A summary showing each Executive Officer’s total income (i.e., realized and accrued) since his or her appointment to a position or based on his or her tenure with the Company.

   The most recent analysis conducted in 2009 included total pay realized/accrued by the Executive Officers since January 1, 2005 or the period they had served as an Executive Officer, if less.

   The HR Committee requests this information from the Consultant on a bi-annual basis.

Severance/Change of Control Modeling

   Calculates severance payment amounts for each Executive Officer under his or her separation agreement.

   The data annually provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and without a deemed change of control as well as the additional payment that would be made under a non-competition provision.

TRANSCANADA PIPELINES LIMITED	F-14

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

ANNUAL CORPORATE OBJECTIVES

The Board approves annual corporate objectives that support TransCanada’s core strategies for growth and value creation.  These quantitative and qualitative objectives are referenced by the HR Committee and the Board for compensation decision-making.  The HR Committee and the Board’s assessment of overall corporate performance determines the CAF to be applied in determining short-term incentive awards for the Executive Officers.

INDIVIDUAL OBJECTIVES FOR THE EXECUTIVE OFFICERS

The HR Committee and the Board approve annual individual performance objectives for the Executive Officers that align with the annual corporate objectives and reflect key performance areas for each executive relative to their specific role.  The HR Committee’s assessment of each Executive Officer’s individual results achieved is considered in recommending the level of Total Direct Compensation to be approved by the Board.

TRANSCANADA PIPELINES LIMITED	F-15

COMPENSATION DECISIONS MADE IN 2011

Short-term Incentives

2010 Corporate Performance

TransCanada’s annual corporate performance, for purposes of determining short-term incentive awards, is measured by comparing financial (50% weighting) and operational, growth and other outcomes (50% weighting) to pre-determined performance objectives that are aligned to the Company’s long-term strategy.  The following sections describe and evaluate those outcomes for 2010.  Comparable data is provided for 2009 and 2008 for comparative purposes only.

Definitions of the terms used below and further information regarding TransCanada’s financial and business performance can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

Financial (50% Weighting)

Key Financial Measures (millions of dollars)(1)	2010 Objectives(2)	2010 Results	2009 Results	2008 Results
Comparable Earnings(3)	1,323 - 1,380	1,361	1,325	1,279
Funds Generated From Operations (FGFO)(3)	3,115 - 3,195(4)	3,115(4)	3,080	2,811
Comparable Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)(3)	4,315 - 4,395	3,941	4,107	4,125

Key Per Share Measures ($)
Comparable Earnings per Share (EPS) - Basic(3,5)	1.92 - 2.00	1.97	2.03	2.25
Funds Generated From Operations(3) per Share (FGFOPS) - Basic(5)	4.52 - 4.64(4)	4.51(4)	4.72	4.93

(1)             All values are expressed in Canadian dollars.

(2)             Values denote the range of outcomes that represent “satisfactory” to “exceed expectations” performance.

(3)             Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

(4)             Objectives and results in 2010 exclude the impact of the Keystone bonus depreciation.

(5)             Actual comparable earnings per share and FGFOPS were calculated using the average number of common shares outstanding as follows:

•                   2010: 691 million;

•                   2009: 652 million; and

•                   2008: 570 million.

In 2010, the Company “met or exceeded” its objectives for comparable earnings, funds generated from operations, and per share amounts.  Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were lower than target, primarily due to the accounting treatment for the Keystone oil pipeline where revenues and costs were capitalized during the commissioning phase, resulting in an approximate $175 million variance in EBITDA from plan.  EBITDA was also reduced by approximately $85 million due to changes in foreign exchange rates.  These reductions were largely offset by U.S. dollar denominated debt and interest at the corporate level, and therefore did not impact net income.

During 2008 and 2009, $3.6 billion of common and preferred equity was issued to finance the Company’s significant capital program.  These equity issuances were viewed as prudent and necessary to allow the Company to maintain its financial capacity and credit ratings.  The Board noted that the projects currently under development were positioned to deliver incremental value to shareholders in coming years, but recognized that the equity issuance had a dilutive impact on the Company’s annual earnings per share results in both 2009 and a full year impact in 2010.  While total earnings and FGFO were up year over year, on a per share basis, the results fell below 2009 results.

In this context the Board determined that the Company’s 2010 financial performance met overall expectations.

TRANSCANADA PIPELINES LIMITED    F-16

Operational, Growth and Other Factors (50% Weighting)

Core Strategies	Results in 2010

Maximize the full-life value of TransCanada’s infrastructure assets and commercial positions

         Approval of the Alberta System 2010-2012 revenue requirement settlement application, as well as the Alberta System’s Rate Design Settlement and the commercial integration of the ATCO Pipelines System with the Alberta System.

         Settlement with customers on Great Lakes Gas Transmission and TQM tolls.

         Higher capacity utilization and lower costs at Ravenswood power plant.

         Expansion of Edson gas storage facility.

         While significant advances were made in negotiating a Mainline restructuring, the negotiations led only to a partial settlement and the Mainline is still under significant pressure to realign its tolls with market changes.

Cultivate a focused portfolio of high quality development options

         Received approval for construction of the $310 million Horn River natural gas pipeline which will transport shale gas from the Horn River formation starting in second quarter 2012.

         Oakville power project cancelled by the Ontario government.

Commercially develop and physically execute new asset investment programs

         Completed construction and placed into service assets to connect new shale and unconventional natural gas supply, including:

o               Completion of the $800 million North Central Corridor pipeline in Northern Alberta, on schedule and under budget;

o               Completion of the US$630 million Bison pipeline, delivering natural gas from the Powder River Basin in Wyoming; and

o               Completion of the $155 million Groundbirch pipeline on schedule and under budget, and began transporting natural gas from the Montney shale gas formation into the Alberta System.

         Advanced a portion of the Keystone oil pipeline extending from Hardisty, Alberta to markets in the United States Midwest, including placing the first segment into service and completing the construction of the extension to Cushing, Oklahoma.

         Completed and placed into service the following two power generation projects:

o               The $700 million, 683 megawatt Halton Hills Generating Station, on time and on budget, to deliver low-emissions, natural gas-sourced power to the Ontario market; and

o               Completed the Kibby Wind project in New England, a 132 megawatt wind farm in Maine.

         Several projects experienced completion delays and/or cost overruns, including the Guadalajara and Bison pipeline projects, and the Bruce Power restart.

         Experienced significant delays in U.S. permitting for the Keystone U.S. Gulf Coast Expansion.

Maximize TransCanada’s competitive strengths

         In a market that is still recovering, maintained “A” grade credit ratings and issued approximately $3 billion of senior debt and preferred shares at historically low rates.

         Operationally, all safety and reliability targets were met or exceeded and operating costs were managed to below plan.

         Successful transition to a new Chief Executive Officer and other senior executive appointments.

The HR Committee and the Board noted that during 2010 the Company continued to successfully execute its $20 billion capital program.  The program has been well managed and several projects have been completed on time and at or below budget.  However delays and cost overruns on some projects were experienced.  The Company was able to maintain its “A” grade credit ratings in a difficult economic environment.  Operating costs were managed under budget, and safety and reliability targets were met or exceeded.  While the Company made progress towards agreement with its shippers with respect to tolling issues on the Canadian Mainline, uncertainty still exists as to the ultimate resolution of these issues.

The Board determined that while most of the Company’s operational, growth and other objectives for the year were met, the delays and cost overruns on some projects, including the Bruce restarts and the Keystone U.S. Gulf Coast Expansion, resulted in overall performance that was slightly below expectations.

TRANSCANADA PIPELINES LIMITED    F-17

Corporate Performance Factor

After considering these performance results, the Board assigned a CAF of 0.95, which is slightly below target.  This rating provided context for the 2010 short-term incentive award for all employees including the Executive Officers.

In addition, the Board approved 2011 annual corporate objectives that continue to focus on financial and operational results that support TransCanada’s core strategies for growth and value creation.

Medium-term Incentives

2008 Performance Share Unit Grant Payout

The 2008 ESU grant vested on December 31, 2010 and, as noted in the table above entitled, “Overview of Compensation Elements”, the ESU Plan provides for vesting from zero to 150% of units granted based on the Board’s assessment of performance over the course of the three-year term.

The Board considered the following three-year performance results as the basis for its determination of the vesting value.  For the 2008 grant, per share targets were based on estimated common shares outstanding of 530 million.  During 2008 and 2009, additional common shares were issued to support the Company’s $20 billion capital program.  These equity issues were not contemplated when the 2008 ESU Plan targets were set and the related earnings from new projects have not yet been realized, thereby having a dilutive effect on per share amounts.  The column titled “Adjusted Results” illustrates the per share amounts adjusted to account for the equity issuance related to capital projects that have not yet come onstream, as noted above.

MEASURE	PERIOD	THRESHOLD	TARGET	MAXIMUM	RESULTS	ADJUSTED RESULTS
Percent growth of Absolute Total Shareholder Return (“TSR”)	Jan/08 to Dec/10 (1)	11%	27%	40%	6.51%	--

Relative TSR against the Peer Group(2)	Jan/08 to Dec/10 (1)	At least the 25th Percentile	At least the 50th Percentile	At least the 75th Percentile	P52	--

Earnings per Share (“EPS”) (comparable) (3)	Cumulative Annual Results 2008 – 2010(4)	$6.27	$6.79	$7.33	$6.25	$6.92(5)

Funds Generated from Operations(3) per Share (“FGFOPS”) (proportionate consolidation method)	Cumulative Annual Results 2008 – 2010(4)	$14.58	$15.78	$17.04	$14.47	$16.07(5)

(1)          Results for TSR measures are based on the December 31, 2010 closing share price for TransCanada’s common shares of $37.99.

(2)          The Peer Group for measuring Relative TSR is comprised of a designated group of publicly-traded peers that is representative of investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.  The members of the Peer Group for this performance share unit grant included the following companies:

Canadian Utilities Inc. Dominion Resources DTE Energy Company Duke Energy Corporation El Paso Emera Inc.	Enbridge Inc. Entergy Corporation Exelon Corporation Fortis Inc. Sempra Corporation Southern Company	Southern Union Company Spectra Energy Corp. TransAlta Corporation Williams Companies, Inc. (The) Xcel Energy Inc.

(3)          Further information regarding non-GAAP measures can be found in TransCanada’s 2010 Management’s Discussion and Analysis.

(4)          Targets for financial measures are set based on the sum total of annual objectives over the noted period.

(5)          EPS and FGFOPS targets were set in 2008 based on common shares outstanding of 530 million.  Actual outcomes have been adjusted to account for additional equity issued during the 3-year period (i.e., actual total earnings and funds generated divided by adjusted weighted average shares outstanding).  The adjusted weighted average shares outstanding were as follows: 564 million in 2008, 577 million in 2009, and 578 million in 2010.

The Board also considered operational, growth and other performance of the Company for the three-year period.  In addition to the 2010 results outlined in the section entitled “Operational, Growth and Other Factors”, during the three year grant period the Board noted that the Company:

•                  Was successful in its application to bring its Alberta System under National Energy Board jurisdiction, enabling the connection of northeast B.C. shale gas and other potential sources of supply to the Company’s existing pipeline systems and enhancing the long-term value of our Canadian pipelines.

•                  Achieved a favorable outcome on its TQM system application to increase equity returns on that pipeline, setting a significant precedent for future returns on its Canadian gas pipelines.

TRANSCANADA PIPELINES LIMITED    F-18

•                 Consolidated its U.S. Pipelines commercial functions in Houston in order to gain operational efficiencies and create a stronger and more effective presence in the U.S. pipeline business.

•                 Completed the acquisition and integration of the 2,480 MW Ravenswood Generating Facility in New York City.

•                 Completed construction of (under budget) and placed in-service the 550 megawatt Portlands Energy Centre, providing electricity to central Toronto.

•                 Commenced construction activities on the Coolidge generating station in Arizona and the Guadalajara pipeline project in Mexico.

•                 Was granted the license to advance the Alaska Pipeline project through an open season and entered a partnership with Exxon-Mobil to develop the project.

•                 Successfully issued common and preferred equity to finance the company’s significant capital expansion program.

•                 Continued to advance its industry leading position as a superior asset operator with break-through performance in safety and operations.

Based on its detailed review of the financial and other performance results, the Board determined that 67% of the outstanding units would vest for payment.  This vesting level represents performance that is below “target”, but above “threshold” level in accordance with the vesting guidelines described in more detail in footnote 1 to the table “Overview of Compensation Elements” above.  Specific weightings for the performance measures were not approved for the 2008 grant, however the Board took into consideration the weighting approved for the 2010 grants as shown below and evaluated the performance results as follows.(1)

	PERFORMANCE MEASURE	WEIGHTING	PERFORMANCE RELATIVE TO TARGET	MULTIPLIER

Total Shareholder Return	• TransCanada’s absolute TSR did not reach the “threshold” (0% vesting level). • The relative TSR measure was at the “target” level (100% vesting level).	60%	0.50	0.30

Financial Measures

•         The EPS and FGFOPS results were below the threshold level on an as-reported basis, but were over the “target performance level” (or 100% vesting level) on an equity-adjusted basis. Decisions were made to issue equity in late 2008 and mid-2009, primarily to fund the balance of the Company’s extensive capital program through the economic downturn and to purchase a larger interest in the Keystone oil pipeline. These decisions were made in the best long-term interest of shareholders, however, the equity issuances had an immediate dilutive impact on earnings and FGFO per share. On an absolute basis, the 3-year cumulative net income and FGFO targets were exceeded.

		25%	0.75	0.19

Operational, Growth and Other Business Considerations	• The Board considered that overall operational, growth and other business performance was between “target” and “maximum” during the 3-year term of the grant.	15%	1.2	0.18

		OVERALL MULTIPLIER:		0.67

(1)          Weightings and methodology consistent with that specified for the 2010 and 2011 ESU grants.

TRANSCANADA PIPELINES LIMITED    F-19

2011 Performance Share Unit Grant

The HR Committee and the Board approved a 2011 grant with the following performance measures for the three-year term and weightings for each category:

PERFORMANCE MEASURE		WEIGHTING	MEASUREMENT PERIOD

Total Shareholder Return	Absolute Total Shareholder Return	60%	January 1, 2011 to December 31, 2013
	Relative Total Shareholder Return

Financial Measures	Comparable Earnings	25%
	Comparable Earnings per Share
	Funds Generated from Operations
	Funds Generated from Operations per Share

Other	Operational, Growth and Other Business Considerations	15%

Executive Officer Profiles

The following profiles for each Executive Officer provide:

•                  A summary of key performance accomplishments for 2010;

•                  The Total Direct Compensation awarded by the Board to each Executive Officer in 2011 for performance in 2010(1);

•                  Previous two-year awarded compensation history;

•                  The resulting pay-mix from 2011 compensation awards; and

•                  The share ownership status at year end.

(1)          This information is supplemental to, and not intended as a replacement for, the data which is required to be disclosed in the Summary Compensation Table.

TRANSCANADA PIPELINES LIMITED	F-20

Russell (Russ) K. Girling
President & Chief Executive Officer

Key Performance Accomplishments in 2010
	•	Seamless transition to the CEO role – continued to build stakeholder confidence in TransCanada.
	•	Target achievement of overall corporate performance (see “Overall Corporate Performance”).
	•	Extensive interactions with governments to advance key initiatives, including the Keystone U.S. Gulf Coast Expansion and the Alaska pipeline project.
	•	Worked with pipeline customers at senior levels to develop long-term strategy for Canadian Mainline and attract northeast B.C. gas supply to TransCanada systems.
	•	Reinforced TransCanada’s values, culture of discipline and strong leadership throughout the organization.

	COMPENSATION	2011	2010*	2009
		($)	($)	($)
FIXED
	Annual Base Salary(1)	1,100,000	1,000,000	800,000

VARIABLE
	Annual Bonus(2)	1,045,000(3)	900,000	950,000
	Performance Share Units(4)	2,700,000(6)	2,100,000	1,520,000
	Stock Options(5)	900,000(6)	1,254,000	959,000

	TOTAL DIRECT COMPENSATION	5,745,000	5,254,000	4,229,000
	Change from previous year	+9%	+24%	-

*          In recognition of his promotion to President & Chief Executive Officer on July 1, 2010, the HR Committee and the Board increased Mr. Girling’s annual base salary rate to $1,000,000 and awarded him a special stock option grant on June 16, 2010 valued at $554,000.  As a result of these mid-year changes, Mr. Girling’s Total Direct Compensation value increased to $5,254,000.

2011 PAY MIX(7)

	OWNERSHIP(8)		Total
			Ownership	Total
	Minimum	Minimum	Value under	Ownership as a
	Ownership	Ownership	the Guidelines	Multiple of
	Level	Value ($)	($)	Base Salary

	4 x	4,000,000	$4,367,824	4.37 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The Board viewed 2010 as a transition year for Mr. Girling considering his mid-year appointment to the CEO role.  They determined that his total short-term incentive award should reflect progression in his new role and determined the award considering market data in that context.  The CAF of 0.95 was applied.  The Board is very pleased with the transition and Mr. Girling’s performance in his new role.  The Board intends to determine the 2011 award for Mr. Girling using his target of 100%, as outlined in the section entitled “Elements of Compensation — Variable/At-Risk Compensation”, above.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Girling was 327% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TRANSCANADA PIPELINES LIMITED	F-21

Donald (Don) R. Marchand
Executive Vice-President & Chief Financial Officer

Key Performance Accomplishments in 2010
	•	Target achievement of overall corporate objectives.
	•	Seamless transition to the CFO role.
	•	Successful financing of continuing capital expansion program while maintaining ‘A’ grade credit ratings.
	•	Enhanced relationships with security holders.
	•	Improvements in risk management measurement and reporting process.
	•	Progress towards potential U.S. GAAP implementation in 2012.

	COMPENSATION	2011	2010*	2009**
		($)	($)	($)
FIXED
	Annual Base Salary(1)	410,000	370,000	270,000

VARIABLE
	Annual Bonus(2)	299,250(3)	270,000	270,000
	Performance Share Units(4)	525,000(6)	248,000	242,400
	Stock Options(5)	175,000(6)	320,400	57,600

	TOTAL DIRECT COMPENSATION	1,409,250	1,208,400	840,000
	Change from previous year	+17%	+44%	-

*          In recognition of his promotion to Executive Vice-President & Chief Financial Officer on July 1, 2010, the HR Committee and the Board increased Mr. Marchand’s annual base salary rate to $370,000 and awarded him a special stock option grant on July 29, 2010 valued at $258,400.  As a result of these mid-year changes, Mr. Marchand’s Total Direct Compensation value increased to $1,208,400.

**        Reflects Mr. Marchand’s compensation in his capacity as Vice-President, Finance & Treasurer.

2011 PAY MIX(7)

	OWNERSHIP(8)	Total
Ownership
		Value under		Total
	Minimum	Minimum	the	Ownership as
	Ownership	Ownership	Guidelines	a Multiple of
	Level	Value ($)	($)	Base Salary

	2 x	740,000	758,676	2.05 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The Board viewed 2010 as a transition year for Mr. Marchand considering his mid-year appointment to the CFO role.  They determined that his total short-term incentive award should reflect progression in his new role and determined the award considering market data in that context.  The award is reflective of fully satisfactory performance and the CAF of 0.95 was applied.  The Board intends to determine the 2011 award for Mr. Marchand using his target of 65%, as outlined in the section entitled “Elements of Compensation — Variable/At-Risk Compensation”.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Marchand was 171% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share

TRANSCANADA PIPELINES LIMITED	F-22

Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TRANSCANADA PIPELINES LIMITED     F-23

Alexander (Alex) J. Pourbaix

President, Energy & Oil Pipelines

Key Performance Accomplishments in 2010

•	Target achievement of overall corporate objectives.
•	Strong financial performance considering the poor commodity price environment.
•	Improved performance on the Bruce restart project.
•	Favorable resolution of the Oakville power project cancellation.
•	Advanced oil pipeline development opportunities.
•	Significant reduction in business development and department operating costs.

COMPENSATION	2011	2010*	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	740,000	700,000	700,000
VARIABLE
Annual Bonus(2)	798,000(3)	740,000	900,000
Performance Share Units(4)	1,665,000(6)	1,500,000	1,520,000
Stock Options(5)	555,000(6)	649,600	480,000
TOTAL DIRECT COMPENSATION	3,758,000	3,589,600	3,600,000
Change from previous year	+5%	-0.3%	–
*

In recognition of his new role as President, Energy & Oil Pipelines on July 1, 2010, the HR Committee and the Board awarded him a special stock option grant on July 29, 2010 valued at $149,600.  As a result of these mid-year changes, Mr. Pourbaix’s Total Direct Compensation value increased to $3,589,600.

2011 PAY MIX(7)

OWNERSHIP(8)	Total
	Ownership
	Value under	Total
Minimum	Minimum	the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary

2 x	1,400,000	1,723,447	2.46 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)	The total short-term incentive award for 2010 performance was based upon Mr. Pourbaix’s target of 75%, CAF of 0.95 and Individual PAF of 1.6.
(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Pourbaix was 300% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91. For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation – Share Ownership Guidelines”, above.

TRANSCANADA PIPELINES LIMITED    F-24

Gregory (Greg) A. Lohnes

President, Natural Gas Pipelines (Executive Vice-President & Chief Financial Officer to June 30, 2010)

Key Performance Accomplishments in 2010

•	Target achievement of overall corporate objectives.
•	Seamless transition to the President, Natural Gas Pipelines role.
•	Successful financing of ongoing capital expansion program while maintaining ‘A’ grade credit ratings.
•	Agreement reached with major stakeholders on Mainline tolls for 2011-2013 supported by a number of shippers.
•	Strong financial performance in Natural Gas Pipelines.
•	Significant improvement in the market and financial performance of TC PipeLines, LP improving its potential as a viable financing vehicle for the Company.

COMPENSATION	2011	2010*	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	510,000	500,000	430,000
VARIABLE
Annual Bonus(2)	570,000(3)	600,000	550,000
Performance Share Units(4)	822,375(6)	615,000	584,000
Stock Options(5)	274,125(6)	354,600	216,000
TOTAL DIRECT COMPENSATION	2,176,500	2,069,600	1,780,000
Change from previous year	+5%	+16%	–
*

In recognition of his new role as President, Natural Gas Pipelines on July 1, 2010, the HR Committee and the Board increased Mr. Lohnes’s annual base salary rate to $500,000 and awarded him a special stock option grant on July 29, 2010 valued at $149,600.  As a result of these mid-year changes, Mr. Lohnes’s Total Direct Compensation value increased to $2,069,600.

2011 PAY MIX(7)

OWNERSHIP(8)	Total
	Ownership
	Value under	Total
Minimum	Minimum	the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary

2 x	1,000,000	1,230,974	2.46 x

(1)	The annual base salary rate as at March 1, 2011, December 31, 2010 and December 31, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The total short-term incentive award for 2010 performance was based upon Mr. Lohnes’ target of 65%, CAF of 0.95 and Individual PAF of 1.8.  The calculated amount of $555,750 was adjusted upward to $570,000.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Lohnes was 215% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.

TRANSCANADA PIPELINES LIMITED     F-25

(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91.  For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation — Share Ownership Guidelines”, above.

TRANSCANADA PIPELINES LIMITED    F-26

Donald (Don) M. Wishart
Executive Vice-President, Operations and Major Projects

Key Performance Accomplishments in 2010
• Target achievement of overall corporate objectives.
• Completed and placed into service $6 billion of capital projects on time and under budget.
• Top quartile safety, efficiency and reliability performance.
• Significant cost reductions throughout operations and support functions.

COMPENSATION	2011	2010	2009
	($)	($)	($)
FIXED
Annual Base Salary(1)	600,000	600,000	550,000

VARIABLE
Annual Bonus(2)	641,250(3)	650,000	600,000
Performance Share Units(4)	1,125,000(6)	1,087,500	1,014,000
Stock Options(5)	375,000(6)	362,500	336,000

TOTAL DIRECT COMPENSATION	2,741,250	2,700,000	2,500,000
Change from previous year	+2%	+8%	-

2011 PAY MIX(7)

OWNERSHIP(8)		Total
		Ownership
		Value under	Total
Minimum	Minimum	the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
2 x	1,200,000	3,432,391	5.72 x

(1)	The annual base salary rate as at March 1, 2011, April 1, 2010, and April 1, 2009.
(2)	The total cash bonus awarded for performance attributable to the year prior to the noted financial year, and paid in the first quarter following the completion of that year.
(3)

The total short-term incentive award for 2010 performance was based upon Mr. Wishart’s target of 65%, CAF of 0.95 and Individual PAF of 1.7. The calculated amount of $629,850 was adjusted upward to $641,250.

(4)	The value of performance share units awarded during the annual granting process for the noted year.
(5)	The compensation value of stock options granted during the annual granting process for the noted year.
(6)	The longer-term incentive award for Mr. Wishart was 250% of base salary.
(7)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(8)

Value of ownership determined as at December 31, 2010, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $37.89 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $48.91. For further information regarding the Share Ownership Guidelines, refer to the section entitled “Elements of Compensation – Share Ownership Guidelines”, above.

TRANSCANADA PIPELINES LIMITED     F-27

PERFORMANCE GRAPH

The following chart compares TransCanada’s five-year cumulative TSR to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 2005 in TransCanada’s common shares). The TSR analysis is superimposed on the aggregate Total Direct Compensation value awarded to the Executive Officers pursuant to the noted year.

As discussed throughout this section, the Board considers a number of performance measures when determining compensation for the Executive Officers.  Although TSR is one performance measure that is considered, it is not the only measure taken into account in executive compensation deliberations.  As a result, a direct correlation between TSR over a given period and executive compensation levels is not necessarily anticipated.  However, in the longer-term, the Executive Officers’ realized compensation is directly impacted by TransCanada’s share price as a significant portion of Total Direct Compensation is equity-based.

	Dec. 31, 2005 ($)	Dec. 31, 2006 ($)	Dec. 31, 2007 ($)	Dec. 31, 2008 ($)	Dec. 31, 2009 ($)	Dec. 31, 2010 ($)	Compound Annual Growth (%)
TransCanada	100.0	114.9	118.6	100.7	115.2	126.4	4.8%
TSX	100.0	117.3	128.8	86.3	116.5	137.0	6.5%

*                 Aggregate TDC awarded to Executive Officers pursuant to 2010 excludes Mr. Kvisle, who retired from the Company effective September 1, 2010.

EXECUTIVE COMPENSATION TABLES

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are generally delivered from compensation plans and programs that are described in detail under the section above entitled “Compensation Discussion and Analysis” or from retirement arrangements reported under the section below entitled “Pension and Retirement Benefits” in this Proxy Circular.

The Executive Officers also serve as executive officers of TCPL.  An aggregate remuneration is paid for service as an executive officer of TransCanada and TCPL.  Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL in accordance with a management services agreement between the two companies.

TRANSCANADA PIPELINES LIMITED    F-28

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation received by the Executive Officers during or for the 2010, 2009, and 2008 financial years:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(6) ($)	Share- based Awards(7) ($)	Option- based Awards(8) ($)	Annual Incentive Plans(9) ($)	Long-term Incentive Plans(10) ($)	Pension Value(11) ($)	All Other Compensation(12) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
R.K. Girling President & Chief Executive Officer(1)	2010	900,006	2,100,000	1,254,000	1,045,000	59,650	1,451,000	76,693	6,886,349
	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	7,250	5,111,756
	2008	682,506	1,500,000	500,000	950,000	396,000	352,000	6,796	4,387,302
D.R. Marchand Executive Vice-President & Chief Financial Officer(2)	2010	320,004	248,000	320,400	299,250	30,560	639,000	3,075	1,860,289
	2009	270,000	242,400	57,600	270,000	101,910	0	8,412	950,322
	2008	265,002	240,000	60,000	270,000	113,760	92,000	10,334	1,051,096
A.J. Pourbaix President, Energy & Oil Pipelines(3)	2010	700,008	1,500,000	649,600	798,000	81,200	62,000	60,000	3,850,808
	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866
	2008	682,506	1,500,000	500,000	900,000	255,600	343,000	66,796	4,247,902
G.A. Lohnes President, Natural Gas Pipelines(4)	2010	465,006	615,000	354,600	570,000	40,125	414,000	4,563	2,463,294
	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258
	2008	415,008	547,500	182,500	550,000	79,200	349,000	110,682	2,233,890
D.M. Wishart Executive Vice-President, Operations & Major Projects	2010	587,502	1,087,500	362,500	641,250	43,750	280,000	26,875	3,029,377
	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758
	2008	537,507	900,000	300,000	600,000	180,000	277,000	26,354	2,820,861
H.N. Kvisle (Retired) President & Chief Executive Officer(5)	2010	833,336	3,000,000	1,000,000	1,116,073	196,875	(58,000)	8,333	6,096,617
	2009	1,250,004	3,040,000	960,000	1,650,000	628,875	157,000	12,500	7,698,379
	2008	1,237,503	3,000,000	1,000,000	1,850,000	702,000	753,000	12,354	8,554,857

(1)

Mr. Girling was appointed President & Chief Executive Officer on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Chief Operating Officer.

(2)

Mr. Marchand was appointed Executive Vice-President & Chief Financial Officer on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Vice-President, Finance & Treasurer.

(3)

Mr. Pourbaix was appointed President, Energy & Oil Pipelines on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as President, Energy & Executive Vice-President, Corporate Development.

(4)

Mr. Lohnes was appointed President, Natural Gas Pipelines on July 1, 2010. The values denoted for the 2010 financial year represent compensation earned in this position for a six month period, combined with compensation earned for six months in his previous position as Executive Vice-President & Chief Financial Officer.

(5)

Mr. Kvisle retired from the Company effective September 1, 2010. More information regarding Mr. Kvisle’s retirement provisions is in the section entitled “Termination and Change of Control Benefits – Retired President & Chief Executive Officer Compensation”.

(6)	This column reflects actual base salary earnings during the noted financial year.

(7)

This column shows the total compensation value that was awarded as performance share units. The number of share units awarded is created by taking the value noted and dividing it by the valuation price at the time of grant, namely $35.77 for 2010, $32.98 for 2009, and $39.87 for 2008. The valuation price is based on the volume-weighted average closing price of TransCanada’s common shares during the five trading days immediately prior to and including the grant date.

(8)

This column shows the total compensation value of stock options awarded to the Executive Officers during each of the financial years noted. The exercise price represents the closing market price of TransCanada common shares on the TSX for the trading day immediately prior to the award date of the option. The exercise price of stock options granted to executives during the annual stock option granting process was $35.08 in 2010, $31.97 in 2009, and $39.75 in 2008. Additional information regarding the stock option valuation methodology is included in the section entitled “Stock Option Valuation” below.

In conjunction with his appointment to President & Chief Executive Officer on July 1, 2010, the Board awarded Mr. Girling a special grant of 100,000 stock options on June 16, 2010 valued at $554,000 with an exercise price of $36.90.  Additionally, in conjunction with their appointments on July 1, 2010, the Board awarded special grants of stock options on July 29, 2010 with an exercise price of $36.26 to Messrs. Marchand, Pourbaix and Lohnes as follows:

	o	Mr. Marchand – 47,500 stock options valued at $258,400;

	o	Mr. Pourbaix – 27,500 stock options valued at $149,600; and

	o	Mr. Lohnes – 27,500 stock options valued at $149,600.

TRANSCANADA PIPELINES LIMITED     F-29

In conjunction with his appointment to Chief Operating Officer, on September 14, 2009, the Board awarded Mr. Girling a special grant of 100,000 stock options valued at $479,000 with an exercise price of $31.93.  This grant was in addition to the grant of 100,000 stock options valued at $480,000 that Mr. Girling received earlier in the year during the annual stock option granting process.

(9)

Amounts referred to in this column are paid as annual cash bonuses and are attributable to the noted financial year. These payments are generally made by March 15 in the year that follows the financial year.

(10)

This column contains the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The Board determined an annual unit value of $1.07 per unit for 2010, $1.29 per unit for 2009, and $1.44 per unit for 2008 be awarded for all outstanding units held under the plan. Included in the amounts reported for Messrs. Girling, Marchand, Pourbaix, Wishart and Kvisle is a reduction of $58,050, $9,030, $25,800, $25,800 and $116,100 respectively, to offset an unintended overpayment of the 2009 accrual paid in 2010. Further information regarding this plan is provided in the section entitled “Non-equity Long-term Incentive Plan”, below.

(11)

This column includes the annual compensatory value from the defined benefit pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2010, plus compensation changes that were higher or lower than the salary assumption, and plan changes. Further explanation regarding the plan can be found in the section entitled “Pension and Retirement Benefits - Defined Benefit Pension Plan” below.

(12)	The value in this column includes all other compensation not reported in any other column of the table for each of the Executive Officers and includes the following:

•

The perquisites values for each Executive Officer for all financial years listed are less than $50,000 and 10% of total salary and, as such, are not included in this column. For information, the average annual value for perquisites provided to the Executive Officers in 2010 was $29,825 or 5.4% of total salary. All perquisites provided to the Executive Officers have a direct cost to the Company and are valued on this basis.

•

Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company (“Great Lakes”) until September 1, 2006. Included in this column is a one-time special tax-protected cash payment of $200,000 made to Mr. Lohnes as part of his repatriation to Canada. This value was paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The 2008 installment disclosed above includes a tax reimbursement of $41,557. Mr. Lohnes also received a tax reimbursement of $41,557 for 2007 and $44,754 in 2006.

•

Included in this column are payments made to Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Pourbaix – $60,000 for 2010, $57,000 for 2009, and $60,000 for 2008; and Mr. Wishart – $21,000 for each of 2010, 2009 and 2008.

	•	TransCanada’s contributions under the Employee Stock Savings Plan made on behalf of the Executive Officer for the noted financial year is included in this column, specifically:

		o	Mr. Girling – $9,000 for 2010, $7,250 for 2009 and $6,796 for 2008;

		o	Mr. Marchand – $3,075 for 2010, $2,700 for 2009 and $2,642 for 2008;

		o	Mr. Pourbaix – $1,458 for 2009 and $6,796 for 2008;

		o	Mr. Lohnes – $4,563 for 2010, $4,300 for 2009 and $4,125 for 2008;

		o	Mr. Wishart – $5,875 for 2010, $5,500 for 2009 and $5,354 for 2008; and

		o	Mr. Kvisle – $8,333 for 2010, $12,500 for 2009 and $12,354 for 2008.

•

Included in this column is the value of payments made in a particular financial year where an Executive Officer elected to receive a cash payment in lieu of vacation entitlement from the previous year, specifically: Mr. Girling – $67,693 for 2010; Mr. Marchand –$5,712 for 2009 and $7,693 for 2008.

TRANSCANADA PIPELINES LIMITED    F-30

Stock Option Valuation

The value disclosed in column (e) in the Summary Compensation Table, above, reflects the HR Committee’s view of the grant date fair value of the stock option award.  One month prior to each annual stock option grant, Towers Watson provides a binomial value for the upcoming grant based on their Expected Life Lattice Methodology which considers, among other things, the underlying share volatility, yield, as well as the vesting period and term of the option grant.  The HR Committee uses the higher of this binomial value or a “floor-value” of 15% of the exercise price to determine the value of each stock option for compensation purposes.

The following is a summary of the binomial value, floor value and the final compensation value underlying the amounts noted for the stock option grants in 2010, 2009 and 2008:

Grant Date	Exercise Price	Binomial Value from Towers Watson	Floor Value(1)	Compensation Value per Stock Option(2)
29-Jul-10	$36.26	$2.61	$5.44	$5.44
16-Jun-10	$36.90	$2.66	$5.54	$5.54
26-Feb-10	$35.08	$2.32	$5.26	$5.26
14-Sep-09(3)	$31.93	n/a	$4.79	$4.79
23-Feb-09	$31.97	$3.29	$4.80	$4.80
25-Feb-08	$39.75	$3.99	$5.96	$5.96

(1)             With the assistance of the Consultant, the HR Committee sets a floor value after considering a range of valuation approaches and assumptions, and ultimately uses their discretion to arrive at a grant date fair value they deem to be fair and reasonable for compensation purposes.  The floor value was set at 15% of the exercise price for 2008, 2009 and 2010.

(2)             The compensation value for each stock option awarded under the grant is the higher of the binomial value from Towers Watson and the noted floor value.

(3)             The HR Committee did not request a valuation from Towers Watson and applied the 15% floor value for this special grant to Mr. Girling.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $6.04 per stock option for 2010, $5.48 per stock option for 2009, and $3.97 per stock option for 2008.  The accounting value for the special stock option grant on July 29, 2010 was $4.04, $4.63 for the grant on June 16, 2010 and $5.65 for the grant on September 14, 2009.

Non-equity Long-term Incentive Plan

The values contained in column (f2) in the Summary Compensation Table, above, reflect the value awarded from a grandfathered dividend-value plan under which grants are no longer made.  Although no longer considered part of the current executive compensation program, annual awards on outstanding units from this plan continue to be made and disclosed as compensation for the Executive Officers.  Prior to the discontinuance of grants under the plan in 2003, one unit from the dividend-value plan was granted in tandem with each granted stock option and expired ten years from the date of grant.

Each dividend-value plan unit provides the holder with the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value is equal to the dividends declared on one TransCanada common share in a given year.  For 2010, the Board determined that $1.07 per unit (or 67% of the total declared dividend value in 2010) was to be awarded for all outstanding units held under the dividend-value plan.

An accrual for grants made in 1999 was included in the 2010 dividend-value plan payment for certain Executive Officers in error.  The last accrual for the 1999 units should have been in 2009.  As a result, the 2010 accrual payment will be reduced by the 2009 overpayment of $1.29 per unit.  The annual unit value awarded for 2010 net of the 2009 correction is disclosed in column (f2) in the Summary Compensation Table above and will be paid to each Executive Officer as a separate payment in March 2011.

TRANSCANADA PIPELINES LIMITED     F-31

INCENTIVE PLAN AWARDS –OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table outlines all option-based and share-based awards previously awarded to the Executive Officers that are outstanding at the end of the most recently completed financial year.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested(2) (#)	Market or Payout Value of Share-based Awards that have not Vested(3) ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
R.K. Girling	65,000	21.43	25-Feb-2012	1,076,400	110,730	2,103,311
	60,000	30.09	28-Feb-2012	474,000
	90,000	35.23	27-Feb-2013	248,400
	100,000	33.08	12-Jun-2013	491,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0
	100,000	31.97	23-Feb-2016	602,000
	100,000	31.93	14-Sep-2016	606,000
	133,080	35.08	26-Feb-2017	387,263
	100,000	36.90	16-Jun-2017	109,000
D.R. Marchand	20,000	30.09	28-Feb-2012	158,000	15,147	287,716
	14,000	35.23	27-Feb-2013	38,640
	15,000	33.08	12-Jun-2013	73,650
	13,368	38.10	22-Feb-2014	0
	10,063	39.75	25-Feb-2015	0
	12,000	31.97	23-Feb-2016	72,240
	11,787	35.08	26-Feb-2017	34,300
	47,500	36.26	29-Jul-2017	82,175
A.J. Pourbaix	60,000	30.09	28-Feb-2012	474,000	93,388	1,773,902
	90,000	35.23	27-Feb-2013	248,400
	100,000	33.08	12-Jun-2013	491,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0
	100,000	31.97	23-Feb-2016	602,000
	95,057	35.08	26-Feb-2017	276,616
	27,500	36.26	29-Jul-2017	47,575
G.A. Lohnes	10,500	30.09	28-Feb-2012	82,950	36,999	702,790
	14,000	35.23	27-Feb-2013	38,640
	50,000	33.08	12-Jun-2013	245,500
	35,990	38.10	22-Feb-2014	0
	30,608	39.75	25-Feb-2015	0
	45,000	31.97	23-Feb-2016	270,900
	38,973	35.08	26-Feb-2017	113,411
	27,500	36.26	29-Jul-2017	47,575
D.M. Wishart	30,000	21.43	25-Feb-2012	496,800	64,810	1,231,057
	40,000	30.09	28-Feb-2012	316,000
	55,000	35.23	27-Feb-2013	151,800
	64,267	38.10	22-Feb-2014	0
	50,314	39.75	25-Feb-2015	0
	70,000	31.97	23-Feb-2016	421,400
	68,916	35.08	26-Feb-2017	200,546

TRANSCANADA PIPELINES LIMITED    F-32

H.N. Kvisle(4)	165,000	26.85	23-Feb-2011	1,838,100	100,066(6)	1,900,760(6)
	150,000	21.43	25-Feb-2012	2,484,000
	160,000	30.09	28-Feb-2012	1,264,000
	250,000	35.23	27-Feb-2013	690,000
	202,442	38.10	1-Sep-2013(5)	0
	167,715	39.75	1-Sep-2013(5)	0
	200,000	31.97	1-Sep-2013(5)	1,204,000
	190,114	35.08	1-Sep-2013(5)	553,232

(1)             Calculated on outstanding vested and unvested stock options and based on the difference between the noted exercise price for the stock options and the 2010 year-end closing price on the TSX for common shares of $37.99.  For stock options where the exercise price is higher than the year-end closing price, a zero value is noted.

(2)             The number of units includes the original grant amount plus units earned during the term as a result of dividend value reinvestment on all outstanding performance share units as at December 31, 2010.

(3)             The plan under which performance share units are granted uses three-year performance objectives which can only be measured at the conclusion of the term.  The values noted in this column represent the minimum payout value from the plan that is greater than zero.  This minimum payout value is calculated by taking 50% of the total units reported in column (f) and multiplying those by the 2010 year-end closing price on the TSX for common shares of $37.99.

(4)             Mr. Kvisle retired from the Company effective September 1, 2010, however the values reported reflect all option-based and share-based awards previously awarded that were outstanding as at December 31, 2010.

(5)             Since Mr. Kvisle was age 55 on the Retirement Date (as defined below), the retirement provisions of the Stock Option Plan apply such that all outstanding unvested stock options immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date).

(6)             The values noted reflect the number of units and payout value for Mr. Kvisle’s 2009 grant of performance share units.  Mr. Kvisle received a pro-rated cash payment of $2,000,000 for his 2010 grant of performance share units.  This payment is included in the section entitled “Incentive Plan Awards – Value Vested During the Year” below.

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

Name	Option-based Awards –Value Vested During the Year(1) ($)	Share-based Awards –Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
(a)	(b)	(c)	(d)
R.K. Girling	308,664	1,104,633	1,104,650
D.R. Marchand	11,840	176,741	329,810
A.J. Pourbaix	98,666	1,104,633	879,200
G.A. Lohnes	44,400	403,191	610,125
D.M. Wishart	69,066	662,780	685,000
H.N. Kvisle	1,559,700	4,209,267(4)	1,312,948

(1)          Column (b) represents the aggregate dollar value that would have been realized by the Executive Officers if stock options had been exercised on the vesting date.  Where the share price on the vesting date is lower than the exercise price of the stock options a zero value is noted.  Further details on this value are noted below in the section entitled “Option-based Awards - Value Vested During the Year”.

(2)          The value noted in column (c) is the amount paid to the Executive Officers upon the vesting of the 2008 performance share units. Further details are noted below in the section entitled “Share-based Awards - Value Vested During the Year”.

(3)          The value noted in column (d) is the aggregate value from both the annual cash bonus payment and the dividend-value plan annual payment that are attributable to this financial year.  The annual cash bonus value is denoted in column (f1) entitled “Annual Incentive Plans” while the dividend-value plan payment is denoted in column (f2) entitled “Long-term Incentive Plans” in the Summary Compensation Table above.

(4)          The value noted comprises $2,209,267 paid to Mr. Kvisle upon the vesting of his 2008 performance share units plus his pro-rated cash payment of $2,000,000 for his 2010 grant of performance share units.

TRANSCANADA PIPELINES LIMITED	F-33

Option-based Awards – Value Vested During the Year

The value noted in column (b) of the Value Vested During the Year table, above, is the aggregate value from outstanding stock options that vested during the financial year.  The value represents the total dollar value that would have been realized if the stock options had been exercised on the vesting date.  The following table provides grant-by-grant details on the calculation of this total value:

Supplemental Table — Value of Outstanding Options Calculated at Vesting

Name	Grant Date	Total Number of Securities Under Options Granted (#)	Option Exercise Price ($)	Number of Options that Vested from the Grant during the Financial Year(1) (#)	Share Price on Vesting Date(2) ($)	Value at Vesting ($)

R.K. Girling	14-Sep-09	100,000	31.93	33,333	38.23	209,998

	23-Feb-09	100,000	31.97	33,333	34.93	98,666

	25-Feb-08	83,857	39.75	27,953	35.08	0

	22-Feb-07	107,326	38.10	35,775	34.65	0

D.R. Marchand	23-Feb-09	12,000	31.97	4,000	34.93	11,840

	25-Feb-08	10,063	39.75	3,355	35.08	0

	22-Feb-07	13,368	38.10	4,456	34.65	0

A.J. Pourbaix	23-Feb-09	100,000	31.97	33,333	34.93	98,666

	25-Feb-08	83,857	39.75	27,953	35.08	0

	22-Feb-07	107,326	38.10	35,775	34.65	0

G.A. Lohnes	23-Feb-09	45,000	31.97	15,000	34.93	44,400

	25-Feb-08	30,608	39.75	10,202	35.08	0

	22-Feb-07	35,990	38.10	11,997	34.65	0

D.M. Wishart	23-Feb-09	70,000	31.97	23,333	34.93	69,066

	25-Feb-08	50,314	39.75	16,772	35.08	0

	22-Feb-07	64,267	38.10	21,422	34.65	0

H.N. Kvisle(3)	26-Feb-10	190,114	35.08	190,114	38.01	557,034

	23-Feb-09	200,000	31.97	66,667 / 133,333	34.93 / 38.01	1,002,666

	25-Feb-08	167,715	39.75	55,905 / 55,905	35.08 / 38.01	0

	22-Feb-07	202,442	38.10	67,481	34.65	0

(1)	Stock options vest one-third on each anniversary of the grant date for a period of three years.

(2)	The share price noted is the closing price for TransCanada common shares on the TSX on the vesting date or the first trading day following that date.

(3)

As at Mr. Kvisle’s Retirement Date, all outstanding unvested stock options were immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date). Outstanding unvested stock options that were immediately vested on September 1, 2010 were as follows:

Grant Date	Number of Stock Options Immediately Vested
26-Feb-10	190,114 (all tranches)
23-Feb-09	133,333 (2nd and 3rd tranches)
25-Feb-08	55,905 (3rd tranche)

The share price noted is the closing share price for TransCanada common shares on the TSX of $38.01 on September 1, 2010.

TRANSCANADA PIPELINES LIMITED	F-34

Supplemental Table – Aggregate Option Exercises during 2010

The following table outlines, for each Executive Officer,

•                  The number of stock options, if any, exercised during the year ended December 31, 2010; and

•                  The aggregate value realized upon exercise.

	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)

R.K. Girling	60,000	649,531

D.R. Marchand	10,667	101,448

A.J. Pourbaix	60,000	601,265

D.M. Wishart	75,000	1,152,762

H.N. Kvisle(1)	42,500	837,250

(1)          Aggregate value realized for Mr. Kvisle reflects all stock options exercised in the financial year ended 2010.

All stock options that were exercised during the year ended December 31, 2010 would have expired in February 2011.

Share-based Awards – Value Vested During the Year

The value noted in column (c) of the Value Vested During the Year table above is the amount paid to the Executive Officers upon the vesting of the 2008 grant of performance share units.  The noted value in this table is calculated as follows:

(1)          The number of units includes the original grant amount plus units earned during the term as a result of dividend value reinvestment on all outstanding performance share units throughout the grant term.

(2)          The valuation price equals the volume-weighted average trading price of TransCanada’s common shares during the five trading days immediately prior to and including the vesting date.

(3)          The final dividend value is the dividend per common share declared as of December 31 of the vesting year but which has not been paid at the vesting date.

For information, the following table provides detail on the calculation of the performance share unit payment value that is noted in column (c) of the Value Vested During the Year table.

Supplemental Table – Payment Value of 2008 Performance Share Unit Grant

Name	Vesting Date	Total Units at Vesting(1) (#)	Value of Total Units at Vesting(2) ($)	Value of Final Dividend(3) ($)	Performance Multiplier(4)	Total Payment Value(5) ($)
(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)

R.K. Girling	31-Dec-10	42,558	1,631,683	17,023		1,104,633

D.R. Marchand	31-Dec-10	6,809	261,069	2,724		176,741

A.J. Pourbaix	31-Dec-10	42,558	1,631,683	17,023	67%	1,104,633

G.A. Lohnes	31-Dec-10	15,534	595,565	6,214		403,191

D.M. Wishart	31-Dec-10	25,535	979,010	10,214		662,780

H.N. Kvisle	31-Dec-10	85,117	3,263,367	34,047		2,209,267

(1)	The total units at vesting include those units from the original grant and those from dividend reinvestment activity up to September 30, 2010.

(2)	Units noted in column (iii) were valued at $38.34 per unit based on the five day volume-weighted closing price of TransCanada’s common shares on the TSX at December 31, 2010.

(3)	The value noted is the declared dividend for fourth quarter 2010 of $0.40 multiplied by the number of units noted in column (iii).

(4)	Based on the HR Committee and the Board’s assessment of the performance achieved against objectives, 67% of all units vested for payment as of the vesting date noted.

(5)

The value in this column represents the sum of the values from columns (iv) and (v) multiplied by the percentage in column (vi). This value will be paid to the Executive Officers and all other plan participants in March 2011.

TRANSCANADA PIPELINES LIMITED	F-35

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) is the only compensation arrangement under which equity securities of TransCanada have been authorized for issuance.  Stock options are granted to executive-level employees of TransCanada as approved by the HR Committee.  The value of stock option grants to the CEO and Executive Officers is approved by the Board as part of the Total Direct Compensation approval process.

Key information regarding the Stock Option Plan is set forth below:

•                 The Stock Option Plan was first approved by shareholders in 1995;

•                 A maximum of 34,000,000 TransCanada common shares have been reserved for issuance under the Plan since its inception in 1995; this represents 4.86% of common shares issued and outstanding as at February 18, 2011.  As at February 18, 2011, there were approximately:

o                 8,962,955 common shares issuable upon the exercise of outstanding stock options; this represents 1.3% of issued and outstanding common shares;

o                 4,385,224 common shares remaining available for issuance; this represents 0.6% of issued and outstanding common shares;

o                 20,610,071 common shares issued upon the exercise of stock options, representing 2.9% of issued and outstanding common shares;

•                 The exercise price of a stock option is the closing market price of a common share of TransCanada on the TSX on the last trading day immediately preceding the grant date of the stock option;

•                 Stock options granted after January 1, 2003 vest one-third on each of the following three anniversaries of the grant date and have a seven year term;

•                 Stock options granted before January 1, 2003 vest one-quarter on each of the following four anniversaries of the grant date and have a 10 year term;

•                 If the expiry date of a stock option (i) does not fall during an open trading window or (ii) falls during the first five days of an open trading window, the expiry date of such stock option is extended for a total period of ten business days during the subsequent open trading window;

•                 Stock options cannot be transferred or assigned by participants, however, a personal representative is permitted to exercise stock options on behalf of the option holder in the case of death of an option holder or if an option holder is unable to manage his or her affairs; and

•                 The exercise prices for unexercised issued stock options range from $18.01 to $39.75, with expiry dates ranging from February 27, 2011 to February 18, 2018.

TRANSCANADA PIPELINES LIMITED	F-36

The following table provides information relating to stock option grants as a percentage of outstanding common shares of the Company for the noted years.

Effective Date	Total Number of Shares Outstanding (A)	Total Number of Options Outstanding (B)	Options Out-standing as a Percentage of Shares Outstanding (B / A)	Total Options Granted During Year (C)	Grant as a Percentage of Shares Outstanding (C / A)

Dec. 31, 2008	616,471,000	8,501,007	1.38%	871,733	0.14%

Dec.31, 2009	684,359,000	8,287,499	1.21%	1,190,925	0.17%

Dec. 31, 2010	696,229,000	8,409,695	1.21%	1,366,872	0.20%

Feb. 18, 2011(1)	699,231,371	8,962,955	1.28%	946,018	0.14%

(1)   Reflects 2011 figures as at February 18, 2011.

Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of stock options granted in that fiscal year.  Additionally, the number of common shares that may be reserved for issuance to insiders, or issued to insiders within any one year period, under all of TransCanada’s security based compensation arrangements cannot exceed 10% of TransCanada’s issued and outstanding common shares.  Other than these plan provisions, there are no additional restrictions on the number of stock options that may be granted to insiders.

The HR Committee has the authority to suspend or discontinue the Stock Option Plan at any time without shareholder approval.  Management does not have a right to amend, suspend or discontinue the Stock Option Plan.  The HR Committee may also make certain amendments to the plan or any stock option grant without shareholder approval, including such items as correcting any ambiguity, error or omission in the plan, changing the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date.  No amendments can be made to the Stock Option Plan that adversely affect the rights of any option holder regarding any previously granted stock options without the consent of the option holder.

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

In the event of a change of control, the HR Committee has discretion to accept or reject an agreement with the acquiring entity relating to the unvested stock options.  Should the HR Committee reject such an agreement, there is accelerate vesting of the outstanding unvested stock options.

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

Resignation

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.  No stock options vest after the last day of active employment.

Retirement

All outstanding stock options vest and become exercisable as at the date of retirement and the participant may exercise these, and all other vested and exercisable stock options until the earlier of the expiry date or three years past the date of retirement.

Termination without cause

The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No stock options vest during the notice period.

Termination for cause

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited.  No stock options vest after the last day of active employment.

TRANSCANADA PIPELINES LIMITED     F-37

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the stock option plan, the weighted average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the stock option plan, all as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	8,409,695	$32.57	4,960,708
Equity compensation plans not approved by security holders	Nil	Nil	Nil
TOTAL	8,409,695	$32.57	4,960,708

PENSION AND RETIREMENT BENEFITS

TransCanada’s retirement program allows new employees and existing employees with less than ten years of service with TransCanada the choice to either participate permanently in the defined benefit pension plan or receive an annual Company contribution to the Company sponsored savings plan.  Once an employee has ten years of service with the Company, participation in the defined benefit pension plan is mandatory.  Eligible employees who elect to participate in the savings plan will receive a Company contribution equal to 7% of base salary plus 7% of annual incentive compensation paid (up to a set percentage).  Savings plan participants will have a choice annually between the defined benefit plan and the savings plan until they choose the defined benefit plan or they have ten years of service with the Company, whichever comes first.  Savings plan participants do not accrue Credited Service (defined below) for the defined benefit plan while participating in the savings plan and are not entitled to carry over benefits accrued under the savings plan into the defined benefit pension plan.

All of the Executive Officers participate in the defined benefit pension plan.

Defined Benefit Pension Plan

The defined benefit pension plan consists of a registered pension plan and a supplemental pension plan for eligible employees.

Registered Pension Plan

All of TransCanada's Canadian employees with ten years of service and those with less than ten years of service who have elected to participate in the defined benefit pension plan (the “Pension Plan Employees”), including the Executive Officers, participate in the registered pension plan, which is solely a non-contributory defined benefit pension plan.  Employees may make optional pension contributions to an enhancement account to purchase ancillary or “add-on” defined benefit pension benefits within the registered pension plan.

The normal retirement age under TransCanada's registered pension plan is age 60 or any age between 55 and 60 where the sum of an employee's age and continuous service equals 85.  Employees are eligible to retire ten years prior to the normal retirement age (age 50), but the benefit payable is subject to early retirement reduction factors.  For early retirement between ages 55 and 60, the reduction applied is 4.8 per cent for each year from the earlier of 85 points or age 60, and for retirement before age 55 the reduction applied is an actuarial equivalent from age 55.  The defined benefit plan is integrated with Canada/Québec Pension Plan benefits.

The benefit calculation below provides the annual pension payable at normal retirement:

1.25% of an employee's Highest Average Earnings(1) up to the Final Average(2) YMPE(3)	plus	1.75% of an employee's Highest Average Earnings above the Final Average YMPE	multiplied by	Credited Service(4)

(1)             “Highest Average Earnings” means the average of an employee’s best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. “Pensionable Earnings” means an employee’s base salary plus the annual cash bonus up to a pre-established maximum amount expressed as a percentage of

TRANSCANADA PIPELINES LIMITED    F-38

base salary (100% for CEO and 60% for Executive Officers) as outlined in the plan text for the defined benefit pension plan.  Pensionable Earnings do not include any other forms of compensation.

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

Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,552 for each year of Credited Service, with the result that benefits cannot be earned in the registered pension plan on compensation above approximately $160,000 per annum.

Supplemental Pension Plan

All of the Pension Plan Employees, including the Executive Officers, who have Pensionable Earnings over the Income Tax Act (Canada) ceiling of approximately $160,000 per year, participate in the Company’s non-contributory defined benefit supplemental pension plan.  Approximately 500 employees currently participate in the supplemental pension plan.

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

Generally, neither the registered pension plan nor the supplemental pension plan provide for the recognition of past service. However, pursuant to the provisions of the supplemental pension plan, the HR Committee has previously exercised its discretion to grant additional years of Credited Service to executive employees.  See the footnotes to the table below entitled “Defined Benefit Pension Plan Table” for a summary of when the HR Committee has exercised this discretion, and why it was considered appropriate.

All Pension Plan Employees, including the Executive Officers, will receive the following normal form of pension:

•                 In respect of Credited Service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the employee’s designated joint annuitant; and

•                 In respect of Credited Service on and after January 1, 1990, upon retirement, a monthly pension as described above for married employees or, for unmarried employees, a monthly pension payable for life with payments to the employee’s estate guaranteed for the balance of ten years if the employee dies within ten years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.  Forms of optional pension payment include: increasing the percentage of the pension value that continues after death, adding a guarantee period to the pension and, under the registered pension plan only, transferring the lump sum commuted value of the pension to a locked-in retirement account up to certain limits.

Accrued Pension Obligations

As at December 31, 2010, TransCanada’s accrued obligation for the supplemental pension plan was approximately $217.2 million.  The 2010 current service costs and interest costs of the supplemental pension plan were approximately $4.1 and $11.5 million, respectively, for a total of $15.6 million.  The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 22 (Employee Future Benefits) of the Notes to TransCanada’s 2010 Consolidated Financial Statements which are available on the Company’s website at www.transcanada.com and filed on SEDAR at www.sedar.com.

TRANSCANADA PIPELINES LIMITED     F-39

Defined Benefit Pension Plan Table

		Annual Benefits Payable (c)		Accrued
Name (a)	Number of Years of Credited Service (b)	At Year End(4) ($) (c1)	At Age 65(5) ($) (c2)	Obligation Start of Year(6) ($) (d)	Compensatory Change(7) ($) (e)	Non- Compensatory Change(8) ($) (f)	Accrued Obligation at Year End(6) ($) (g)
R.K. Girling(1)	15.00	317,000	673,000	3,282,000	1,451,000	699,000	5,432,000
D.R. Marchand	16.92	107,000	212,000	1,025,000	639,000	232,000	1,896,000
A.J. Pourbaix(1)	15.00	276,000	645,000	2,412,000	62,000	432,000	2,906,000
G.A. Lohnes(2)	17.33	202,000	325,000	2,156,000	414,000	323,000	2,893,000
D.M. Wishart	13.59	204,000	338,000	2,276,000	280,000	406,000	2,962,000
H.N. Kvisle(3)	21.00	785,000	785,000	10,380,000	(58,000)	2,626,000	12,948,000

(1)             In 2004, the HR Committee approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional Credited Service in recognition of their high potential and to retain their services into the future.  Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each received an additional three years of Credited Service on that date which are to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)             Mr. Lohnes continued to accrue Credited Service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006.  Pensionable Earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount as outlined in the plan text for the defined benefit pension plan.

(3)             In 2002, due to Mr. Kvisle’s promotion to CEO, the HR Committee approved an arrangement to grant Mr. Kvisle additional Credited Service in recognition of his accomplishments to date and to retain his services into the future.  The arrangement resulted in him receiving five years of additional Credited Service in 2004 on his fifth anniversary date with TransCanada.  In addition, for each year after 2004, until and including 2009, Mr. Kvisle was granted one additional year of Credited Service on the date of the anniversary of his employment.  All such additional service will not exceed ten additional years of Credited Service and is to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(4)             Column (c1) shows the annual lifetime benefit and is based on the years of Credited Service in column (b) and the actual Pensionable Earnings history as of December 31, 2010.

(5)             Column (c2) shows the annual lifetime benefit at age 65 based on the years of Credited Service at age 65 and the actual Pensionable Earnings history as of December 31, 2010.

(6)             The accrued obligation is the reported value of the pension obligations at December 31, 2009, shown in column (d), and December 31, 2010, shown in column (g), using actuarial assumptions and methods that are consistent with those used for calculating pension obligations as disclosed in TransCanada’s 2010 Consolidated Financial Statements.  As the assumptions reflect TransCanada’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(7)             Column (e) shows the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2010, plus compensation changes that were higher or lower than the salary assumption, and plan changes.

(8)             Column (f) shows the non-compensatory change in the accrued obligation and includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

TRANSCANADA PIPELINES LIMITED F-40

TERMINATION AND CHANGE OF CONTROL BENEFITS

Separation Arrangements

Separation agreements with the Executive Officers (each, a “Separation Agreement”) outline the terms and conditions applicable in the event of an Executive Officer’s separation from TransCanada due to retirement, termination (with or without cause), resignation, disability or death.  The following table summarizes the material terms and provisions that apply under the noted separation events (excluding a Change of Control):

TYPE OF COMPENSATION	SEPARATION EVENT
	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT(3)	DEATH
Base Salary	Payments cease	Severance allowance includes a lump-sum payment of annual base salary as of the separation date multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease
Annual Bonus: Year of Separation	Not paid(5)	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date	Not paid(5)	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date	Equals the Average Bonus(6) pro-rated by the number of months in the current year prior to the separation date
Annual Bonus: Future Consideration	Not paid	A value based on the Average Bonus(6) multiplied by the notice period(3)	Not paid	Not paid	Not paid
Performance Share Units(7)	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis
Stock Options	Vested stock options must be exercised by the earlier of the expiry of the stock options or six months from the separation date; no stock options vest after the last day of employment	Vested stock options must be exercised by the earlier of the expiry of the stock options or six months from the separation date; no stock options vest after the last day of employment(8)	Vested stock options must be exercised by the earlier of the stock options or six months from the separation date; no stock options vest after the last day of employment	All outstanding stock options vest and must be exercised by the earlier of the expiry of the stock options or three years from the separation date(9)	All outstanding stock options vest and must be exercised by the earlier of the expiry of the stock options or the first anniversary of death(9)
Benefits	Coverage ceases or, if eligible, Retiree Benefits(10) commence	Coverage continues during notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period(4) for Retiree Benefits(10)	Coverage ceases or, if eligible, Retiree Benefits(10) commence	Retiree Benefits(10) commence	Coverage ceases or, if eligible, Retiree Benefits(10) commence for a designated beneficiary
Pension	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit(11)	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit
Perquisites	Payments cease	A lump-sum cash payment equal to the monthly corporate cost of the perquisite package multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease
Other	---	Outplacement services	---	---	---

TRANSCANADA PIPELINES LIMITED F-41

(1)          Includes voluntary resignation but does not include resignation as a result of constructive dismissal.

(2)          Includes treatment afforded to an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.

(3)          If the Executive Officer becomes eligible for long-term disability and the Company terminates the employment of the Executive Officer, the terms and provisions noted for retirement will apply.

(4)          The notice period is two years for all Executive Officers including the CEO.

(5)          Annul bonus is not paid except in the discretion of the Board.

(6)          The Average Bonus is equal to the average of the annual bonus amounts paid to the Executive Officer for the three years preceding the separation date.

(7)          Reflects the terms and provisions that generally apply under the noted separation events, however, under the ESU Plan pursuant to which performance share units are granted to executives, the HR Committee has the discretion to determine the treatment of unvested units on a case-by-case basis for executives subject to a Separation Agreement.

(8)          The stock option provisions noted pertain to stock options granted after January 1, 2007.  For stock options granted prior to that date, in the event of a not for cause termination, the stock options continue to vest during the notice period and must be exercised by the earlier of the expiry of the stock options or the end of the notice period.

(9)          The stock option provisions noted pertain to stock options granted after January 1, 2003.  For stock options granted prior to that date, all outstanding stock options vest at the date of Retirement or Death and must be exercised by the expiry date.

(10)    All employees are eligible for Retiree Benefits if, at the separation date, they are age 55 or over with 10 or more years of continuous service. These benefits include:

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

(11)    Credited Service for the applicable notice period is provided at the end of the notice period.

TransCanada may elect to require Executive Officers to comply with a non-competition provision in the Separation Agreements for a period of 12 months from the Executive Officer’s separation date.  If TransCanada makes this election, a payment will be made to the Executive Officer of an amount equal to the annual base salary as of the separation date plus the Average Bonus.

Retired President & Chief Executive Officer Compensation

Mr. Kvisle retired from TransCanada effective September 1, 2010 (the “Retirement Date”) and the Board approved the details of Mr. Kvisle’s retirement provisions.

While some of the Company’s compensation plans are prescriptive at retirement, several are not and require the discretion of the Board.  The Board had several principles in mind as it approached the discretionary areas:

1.               To capture Mr. Kvisle’s experience and external relationships, both national and international, for the benefit of the Company during a transition period following his retirement;

2.               To ensure that the appropriate ‘non compete’ provisions were in place;

3.               To require that a significant portion of the medium-term incentive units be paid out based on actual Company performance over the next two years and not on grant price;

4.               To require Mr. Kvisle to hold a significant share position for a period beyond retirement; and

5.               To align treatment with shareholder interests.

With these principles in mind, the Board resolved to provide the following for Mr. Kvisle:

Consulting Agreement, Equity Hold Period and Non-Competition

The Board and Mr. Kvisle agreed that the Company will have access to Mr. Kvisle through a consulting agreement for up to an average of six working days per month from September 1, 2010 through to December 31, 2011 (96 days in the aggregate).  The Company will pay a total consulting fee of $270,000.  The consulting fee was determined based on the compensation paid to TransCanada’s Board members over the same period as they offer a similar time commitment and contribution to the Company.

As described above under the section entitled “Separation Arrangements”, pursuant to the terms of the Separation Agreement, TransCanada had the option to require Mr. Kvisle to comply with a non-competition provision for a period of 12 months from his separation date in return for a payment of approximately $3 million. The Company elected not to require Mr. Kvisle to comply with the non-competition provision under the Separation Agreement and as a result, the related payment was not made.

However, Mr. Kvisle agreed to a non-competition provision in the consulting agreement for the 16 month term detailed above.  No additional remuneration was given to Mr. Kvisle under the provisions of the consulting agreement, however, the Board awarded Mr. Kvisle a cash payment of $2,000,000 under the 2010 performance share units.

TRANSCANADA PIPELINES LIMITED F-42

Finally, under the terms of the agreement, Mr. Kvisle is required to maintain beneficial ownership of the Company which reflects a fair market value of at least $3,750,000 until December 31, 2011.

Base Salary

For 2010 up until the Retirement Date, Mr. Kvisle’s annual salary remained at $1,250,004.

Short-term Incentive

In accordance with the retirement provisions under Mr. Kvisle’s Separation Agreement, Mr. Kvisle received an incentive compensation award for 2010 of $1,116,073. This amount is equal to the average of the annual bonus amounts paid to Mr. Kvisle for 2007, 2008 and 2009, pro-rated by the number of days in 2010 prior to the Retirement Date.

Medium-term Incentive (75% of Combined Medium-term and Long-term Incentive Compensation)

As at the Retirement Date, Mr. Kvisle had outstanding and unvested performance share units from grants made in 2008, 2009 and 2010. In accordance with the terms of the ESU Plan, the HR Committee has discretion to determine the treatment of performance share units upon a mid-year separation for executives who are parties to a Separation Agreement:

•                  The HR Committee and the Board determined that the outstanding 2008 and 2009 performance share units totaling $6,040,000 at the time of grant would continue to mature and be paid out in accordance with the ESU Plan based on actual Company performance over the term of the units.  As described in the section entitled “Share-based Awards – Value Vested During the Year”, the HR Committee and the Board determined that 67% of the outstanding units under the 2008 performance share unit grant would vest for payment, resulting in a payment to Mr. Kvisle of $2,209,267 and;

•                  For the outstanding 2010 performance share units, a pro-rated cash payment of $2,000,000 was made on the initial grant value of $3,000,000 and was calculated giving credit for participation in 2010 and 2011, reflecting the term of the consulting agreement. The payment effectively amounts to a 67% vesting of Mr. Kvisle’s 2010 performance share units.

The Board believes that the above treatment accomplishes:

•                  Alignment with the Company’s actual performance, the vast majority of which was put in motion under Mr. Kvisle’s leadership; and

•                  Alignment with shareholder interests through the normal vesting of 2008 and 2009 performance share units after Mr. Kvisle’s retirement based on meeting the performance criteria under the ESU Plan.

Long-term Incentive (25% of Combined Medium-term and Long-term Incentive Compensation)

As at the Retirement Date, Mr. Kvisle had 1,527,771 outstanding stock options (vested and unvested).  Since Mr. Kvisle was age 55 on the Retirement Date, the retirement provisions of the Stock Option Plan applied such that all outstanding unvested stock options immediately vested and became exercisable until the earlier of: (i) the expiry date, and (ii) September 1, 2013 (three years past the Retirement Date).

Non-Equity Long-term Incentive

As Mr. Kvisle retired and was over the age of 55, he will continue to receive the annual value, as determined by the Board in its discretion, from the dividend-value plan up to the normal expiry date of the outstanding units under the plan.  This program was suspended in 2002, with no further grants made under the plan.  Units previously granted are eligible for accruals in 2011 after which time no further accruals will be made.  For 2010, Mr. Kvisle’s payout amount under the plan was $196,875.  Included in this amount is a reduction of $116,100 to offset an unintended overpayment of the 2009 accrual paid in 2010.  Further information regarding this plan is provided in the section entitled “Non-equity Long-term Incentive Plan”.

Benefits and Pension

Mr. Kvisle will receive benefits and pension in accordance with the provisions of the respective Retiree Benefit and pension plans which apply to all employees of the Company.  As of his Retirement Date, an annual lifetime benefit of $784,625 was payable from TransCanada’s registered and supplemental pension plans.

Perquisites

As at the Retirement Date, all perquisites ceased with the exception of parking privileges which continued until December 31, 2010 (estimated value of $1,831).

TRANSCANADA PIPELINES LIMITED F-43

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

Performance Share Units

If the Executive Officer’s separation date as a result of termination without cause, is within two years of a change of control, all unvested performance share units are deemed vested and are paid out as a single, lump-sum cash payment.

Stock Options

Following a change of control, there is an acceleration of stock option vesting. If, for any reason, the Company is unable to implement this vesting acceleration (e.g., the Company’s shares cease to trade), the Company will pay the Executive Officer a cash payment. This payment would be equal to the net amount of compensation the Executive Officer would have received if he had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

Pension

If the Executive Officer’s separation date is within two years of a change of control, a pensionable service credit for the applicable notice period is provided at the date of separation rather than at the end of the notice period.

Separation Payments

The following table provides a summary of the incremental payments that would have been made to the Executive Officers under the noted separation events with and without a deemed change of control.  All payments are calculated assuming the date of separation was and, if applicable, a change of control occurred on December 31, 2010.  The disclosed values represent payments made pursuant to the terms of the Separation Agreements and do not include certain values that would be provided under normal course, specifically the value of any stock option vesting that occurs as part of normal employment, the value of pension benefits normally provided following resignation or the value of Retiree Benefits.

	WITHOUT A CHANGE OF CONTROL			WITH A CHANGE OF CONTROL
Name	Payment Made in the Event of Termination with Cause(1) ($)	Payment Made in the Event of Termination Without Cause(2)(3) ($)	Payment Made in the Event of Retirement or Death ($)	Payment Made in the Event of Termination Without Cause Following a Change of Control(3)(4) ($)
(a)	(b)	(c)	(e)	(g)
R.K. Girling(5)	0	8,088,488	5,041,851	11,966,423
D.R. Marchand(6)	0	2,104,850	839,875	2,612,011
A.J. Pourbaix	0	6,951,888	4,195,777	9,781,925
G.A. Lohnes	0	3,992,470	1,887,828	5,187,052
D.M. Wishart	0	5,124,737	2,786,132	7,149,439

(1)          Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation without constructive dismissal.

(2)          Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.

(3)          In the event TransCanada elects to require an Executive Officer to comply with a non-competition provision as contained in the Separation Agreements, the Executive Officers would receive the following additional compensatory lump-sum payments:

•                   Mr. Girling – $1,916,675;

•                   Mr. Marchand – $623,341;

•                   Mr. Pourbaix – $1,546,675;

•                   Mr. Lohnes – $1,046,671; and

•                   Mr. Wishart – $1,200,000.

(4)          Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal where the separation date is within two years from the date of the change of control.

(5)          Mr. Girling currently has a separation agreement with respect to his previous position on the Executive Leadership Team (“ELT”).  It is anticipated that in 2011, Mr. Girling’s separation agreement will be revised to reflect his position as CEO.  The values denoted are based on his current separation agreement.

(6)          Mr. Marchand does not currently have a separation agreement.  It is anticipated that in 2011, he will enter into a separation agreement containing substantially the same terms as the other Executive Officers.  The values denoted are based on that assumption.

TRANSCANADA PIPELINES LIMITED F-44

The aggregate value of perquisites for each Executive Officer is less than $50,000 or 10% of salary and as such, has been excluded from the separation payment calculations.  As applicable to the provisions for certain separation events, the values from share-based compensation incorporate the following assumptions:

•                  Applicable payments from outstanding performance share unit grants inclusive of additional units from dividend reinvestment up to and including the last quarter of 2010, the valuation price of $38.34 which is the five-day volume-weighted average closing share price on the TSX of TransCanada’s common shares as of December 31, 2010 and the performance multiplier as determined by the HR Committee and the Board; and

•                  Applicable payments include any incremental gain due to the accelerated vesting of stock options.  The value reflects the difference between the exercise price and the 2010 year-end closing price on the TSX for common shares of $37.99.

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

2010

TransCanada PipeLines Limited

TransCanada
In business to deliver

Management’s Discussion and Analysis and Audited Consolidated Financial Statements TransCanada PipeLines Limited 2010

PIPELINES

Natural Gas Pipelines

1. Canadian Mainline
2. Alberta System
3. ANR
4. GTN
5. Foothills
6. Ventures LP
7. Bison
8. Tamazunchale
9. North Baja (38.2% effective ownership)
10. Tuscarora (38.2% effective ownership)
11. Northern Border (19.1% effective ownership)
12. Great Lakes (71.3% effective ownership)
13. Iroquois (44.5% ownership)
14. TQM (50% ownership)
15. Portland (61.7% ownership)
16. Guadalajara (under construction)
17. Alaska Pipeline Project
    (proposed by TransCanada)
18. Mackenzie Gas Project
    (proposed by producers)

Oil Pipeline

19. Keystone
20. Keystone U.S. Gulf Coast Expansion
    (in development)

Natural Gas Storage

21. ANR Natural Gas Storage

ENERGY

Power Generation

1. Bear Creek
2. MacKay River
3. Redwater
4. Sundance A PPA
5. Sundance B PPA (50% ownership)
6. Sheerness PPA
7. Carseland
8. Cancarb
9. Bruce Power
   (Bruce A – 48.8%, Bruce B – 31.6%)
10. Halton Hills
11. Portlands Energy (50% ownership)
12. Bécancour
13. Cartier Wind
    (62% ownership) (under construction)
14. Grandview
15. Kibby Wind
16. TC Hydro
17. OSP
18. Ravenswood
19. Coolidge (under construction)

Natural Gas Storage

20. Edson
21. CrossAlta (60% ownership)

13 14 15 1 12 11 10 9 18 2 6 5 8 4 19 19 20 7 3 3 20 16 17 21 PIPELINES Natural Gas Pipelines Canadian Mainline Alberta System ANR GTN Foothills Ventures LP Bison Tamazunchale North Baja (38.2% effective ownership) Tuscarora (38.2% effective ownership) Northern Border (19.1% effective ownership) Great Lakes (71.3% effective ownership) Iroquois (44.5% ownership) TQM (50% ownership) Portland (61.7% ownership) Guadalajara (under construction) Alaska Pipeline Project (proposed by TransCanada) Mackenzie Gas Project (proposed by producers) Oil Pipeline Keystone Keystone U.S. Gulf Coast Expansion (in development) Natural Gas Storage ANR Natural Gas Storage 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 21 18 19 20 16 17 20 21 18 19 ENERGY Power Generation Bear Creek MacKay River Redwater Sundance A PPA Sundance B PPA (50% ownership) Sheerness PPA Carseland Cancarb Bruce Power (Bruce A – 48.8%, Bruce B – 31.6%) Halton Hills Portlands Energy (50% ownership) Bécancour Cartier Wind (62% ownership) (under construction) Grandview Kibby Wind TC Hydro OSP Ravenswood Coolidge (under construction) Natural Gas Storage Edson CrossAlta (60% ownership) 15 14 13 10 11 12 1 2 3 4 5 6 7 8 9 9 11 17 12 13 14 16 15 1 2 3 4 5 7 6 8 20 21 18 19 10

Financial Highlights

Year ended December 31 (millions of dollars)	2010	2009	2008	2007	2006

Income Statement
Net income applicable to common shares
Continuing operations	1,234	1,357	1,420	1,210	1,049
Discontinued operations	–	–	–	–	28

Net income applicable to common shares	1,234	1,357	1,420	1,210	1,077

Cash Flow Statement
Funds generated from operations	3,279	3,044	2,992	2,603	2,374
(Increase)/decrease in operating working capital	(256)	(88)	128	63	(503)

Net cash provided by continuing operations	3,023	2,956	3,120	2,666	1,871

Capital expenditures and acquisitions	5,036	6,319	6,363	5,874	2,042
Balance Sheet
Total assets	47,949	44,670	40,735	31,737	26,386
Long-term debt	17,028	16,186	15,368	12,377	10,887
Junior subordinated notes	985	1,036	1,213	975	–
Common shareholders' equity	15,358	14,483	12,574	9,664	7,618

TRANSCANADA PIPELINES LIMITED 1

TCPL OVERVIEW	3
TCPL'S STRATEGY	5

CONSOLIDATED FINANCIAL REVIEW	6
Selected Three-Year Consolidated Financial Data	6
Highlights	7
Reconciliation to Net Income Applicable to Common Shares	8
Results of Operations	9

FORWARD-LOOKING INFORMATION	10
NON-GAAP MEASURES	11
OUTLOOK	11

NATURAL GAS PIPELINES	13
PipeLines Map	13
Highlights	15
Results	16
Financial Analysis	17
Opportunities and Developments	20
Business Risks	23
Outlook	25
Natural Gas Throughput Volumes	26

OIL PIPELINES	27
Highlights	27
Financial Analysis	27
Opportunities and Developments	27
Business Risks	28
Outlook	29

ENERGY	31
Energy Map	31
Highlights	33
Power Plants – Nominal Generating Capacity and Fuel Type	33
Results	34
Financial Analysis	35
Opportunities and Developments	45
Business Risks	47
Outlook	48

CORPORATE	48
OTHER INCOME STATEMENT ITEMS	49

LIQUIDITY AND CAPITAL RESOURCES	50
Summarized Cash Flow	50
Highlights	50
Cash Flow and Capital Resources	51

CONTRACTUAL OBLIGATIONS	55

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS	58
Financial Risks and Financial Instruments	58
Other Risks	71

CONTROLS AND PROCEDURES	76
SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	76

ACCOUNTING CHANGES	79

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA	80
FOURTH QUARTER 2010 HIGHLIGHTS	82
SHARE INFORMATION	85
OTHER INFORMATION	85
GLOSSARY OF TERMS	86

2 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (MD&A) dated February 14, 2011 should be read in conjunction with the accompanying audited Consolidated Financial Statements of TransCanada PipeLines Limited (TCPL or the Company) and the notes thereto for the year ended December 31, 2010 which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A covers TCPL's financial position and operations as at and for the year ended December 31, 2010. "TCPL" or "the Company" includes TransCanada PipeLines Limited and its subsidiaries, unless otherwise indicated. Amounts are stated in Canadian dollars unless otherwise indicated. Abbreviations and acronyms not defined in this MD&A are defined in the Glossary of Terms in the Company's 2010 Annual Report.

TCPL OVERVIEW

With more than 50 years experience, TCPL is a leader in the responsible development and reliable operation of North American energy infrastructure, including natural gas and oil pipelines, power generation and natural gas storage facilities.

In pursuing its vision to be the leading energy infrastructure company in North America, TCPL strives to execute on its portfolio of large, attractive growth projects. Each of these new projects is supported by strong business fundamentals and long-term contracts.

With assets of approximately $48 billion and a substantial growth portfolio, TCPL believes it is well positioned to build on its track record of strong and sustainable earnings and cash flow.

At December 31, 2010, TCPL had completed construction and placed in service, or will place in service in early 2011, approximately $10 billion of its $20 billion capital growth program. In 2010, TCPL spent $2.3 billion to advance or complete construction of several major Natural Gas Pipeline and Energy projects, including placing five projects in service. In addition, the Company completed the first two phases of the Keystone crude oil pipeline with capital expenditures of $2.7 billion.

TCPL's 2010 Key Accomplishments

The Company advanced a significant portion of the Keystone oil pipeline extending from Hardisty, Alberta to markets in the United States (U.S.) Midwest, including the following:

•
commenced operating at a low operating pressure as the first phase of Keystone began delivering oil to Wood River and Patoka in Illinois (Wood River/Patoka) in June 2010; and

•
completed construction of the extension to Cushing, Oklahoma (Cushing Extension) and commenced line fill in late 2010. The Cushing Extension was in service at the beginning of February 2011.

The Company completed construction, placed in service and advanced the following initiatives in natural gas pipelines, which included connecting new shale and unconventional natural gas supply:

•
completed the final portion of the $800 million North Central Corridor (NCC) pipeline in northern Alberta in early 2010, providing capacity to shippers on the Alberta System to address increasing natural gas supply in northwestern Alberta and northeastern British Columbia (B.C.). The project was completed on schedule and under budget;

•
completed the US$630 million Bison pipeline in late December 2010, delivering natural gas from the Powder River Basin in Wyoming. The pipeline was placed in service in January 2011;

•
completed the $155 million Groundbirch pipeline in December 2010, on schedule and under budget, and began transporting natural gas from the Montney shale gas formation into the Alberta System;

•
received approval from the National Energy Board (NEB) in January 2011 to construct the approximate $310 million Horn River natural gas pipeline, which is expected to transport natural gas from the Horn River shale gas formation starting in second quarter 2012; and

•
advanced construction of the Guadalajara pipeline, which will move natural gas from Manzanillo to Guadalajara in Mexico and was 70 per cent complete as of December 31, 2010. The US$360 million project is expected to be operational in second quarter 2011.

MANAGEMENT'S DISCUSSION AND ANALYSIS 3

The Company completed, placed in service and advanced the following power generation assets:

•
completed the $700 million, 683 megawatt (MW) Halton Hills generating station, on time and on budget, in the fall of 2010 when it began delivering low-emission, natural gas-sourced power to the Ontario market;

•
completed the US$350 million Kibby Wind project, a 44 turbine, 132 MW wind farm in Maine ahead of schedule and on budget; and

•
advanced construction of the US$500 million Coolidge generation station, which is approximately 95 per cent complete, with commissioning approximately 80 per cent finished. Coolidge is anticipated to be in service in second quarter 2011.

TCPL's Businesses Are Organized Into Three Segments – Natural Gas Pipelines, Oil Pipelines and Energy

The Natural Gas Pipelines and Oil Pipelines businesses consist of large-scale natural gas and crude oil pipelines, respectively, primarily situated in Canada and the U.S. TCPL is also the general partner of TC PipeLines, LP (PipeLines LP), a limited partnership that owns interests in U.S. natural gas pipelines.

Natural Gas Pipelines

TCPL's natural gas pipeline systems consist of a network of more than 60,000 kilometres (km) (37,000 miles) of wholly owned and operated natural gas pipelines, and more than 8,800 km (5,500 miles) of partially owned natural gas pipelines. The network connects major natural gas supply basins and markets, transporting approximately 20 per cent of the natural gas consumed in North America or 14 billion cubic feet (Bcf) of natural gas per day, which is delivered to local distribution companies, power generation facilities and other businesses in markets across North America. The Company's U.S. Natural Gas Pipelines also include regulated natural gas storage facilities in Michigan with a total capacity of 250 Bcf.

TCPL is also pursuing additional natural gas pipelines projects to diversify the supply side of the business and add incremental value to existing assets. Key areas of focus include greenfield development opportunities to connect TCPL's natural gas pipelines to emerging Canadian and U.S. shale gas and other supplies, and over the longer term, to northern natural gas reserves. TCPL is also pursuing opportunities to optimize its existing natural gas pipelines systems to respond to the changing flow patterns of natural gas supply in North America.

Oil Pipelines

With increasing production of crude oil in Alberta and new crude oil discoveries in the U.S., including the Bakken shale play in Montana and North Dakota, along with growing demand for secure, reliable sources of energy, TCPL has identified opportunities to develop new oil pipeline capacity. The Keystone oil pipeline complements the Company's natural gas transmission business and draws on its pipelines experience. This large-scale crude oil pipeline system, designed to initially carry 1.1 million barrels per day (Bbl/d), comprises the completed 3,467 km (2,154 miles) Wood River/Patoka and Cushing Extension phases, and a proposed 2,673 km (1,661 miles) U.S. Gulf Coast Expansion project (collectively, Keystone). Future expansions could increase the capacity of Keystone to 1.5 million Bbl/d.

Energy

TCPL's Energy business primarily consists of a portfolio of essential power generation assets in select regions of Canada and the U.S., and unregulated natural gas storage assets in Alberta.

TCPL owns, controls or is developing more than 10,800 MW of power generation, comprising a diverse portfolio that includes power sourced from natural gas, nuclear, coal, hydro and wind assets. TCPL's power business is primarily located in Alberta, Ontario and Québec and in the northeastern U.S., mainly in the New England states, and New York. The assets are largely underpinned by long-term tolling contracts or represent low-cost baseload generation and essential capacity.

From offices in Western Canada, Ontario and the northeastern U.S., TCPL complements these assets by conducting wholesale and retail electricity marketing and trading throughout North America.

In addition to power generation assets in the Energy business, TCPL owns or controls approximately 130 Bcf of unregulated natural gas storage capacity in Alberta, or approximately one-third of all storage capacity in the province.

4 MANAGEMENT'S DISCUSSION AND ANALYSIS

Combined with the regulated natural gas storage in Michigan included in Natural Gas Pipelines, TCPL provides natural gas storage and related services for approximately 380 Bcf of capacity.

TCPL'S STRATEGY

TCPL's vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where it has or can develop a significant competitive advantage. TCPL's key strategies continue to evolve with the Company's growth and development and its changing business environment. TCPL's corporate strategy integrates four fundamental value-creating activities:

1.
Maximize the full-life value of TCPL's infrastructure assets and commercial positions
2.
Commercially develop and physically execute new asset investment programs
3.
Cultivate a focused portfolio of high-quality development options
4.
Maximize TCPL's competitive strengths

Maximize the full-life value of TCPL's infrastructure assets and commercial positions

TCPL relies on a low-risk business model to maximize the full-life value of its existing assets and commercial positions. In the Natural Gas Pipelines and Oil Pipelines businesses, large-scale natural gas and crude oil pipelines connect long-life supply basins with stable and growing markets, generating predictable, sustainable cash flows and earnings of a long-term nature. In the Energy business, highly efficient, large-scale power generation facilities supply markets through long-term power purchase and sale agreements and low-volatility, shorter-term commercial arrangements. TCPL's growing investments in natural gas, nuclear, wind and hydro-power generating facilities demonstrate the Company's commitment to sustainable, clean energy. Long-life infrastructure assets and long-term commercial arrangements will continue as cornerstones of TCPL's business model.

Commercially develop and physically execute new asset investment programs

TCPL's expertise, scale and financial capacity enable access to attractive commercial, financing and input cost arrangements that underpin the quality of growth projects, notably the current $20 billion capital program that began generating revenue in 2010. The remainder of these projects will provide further contributions to the Company's earnings over the next three years as they are put in service. Success in this capital program requires effective performance in engineering and in project and operational set-up and delivery. It also requires regulatory, legal and financing support. TCPL's model for managing construction risks and maximizing capital productivity helps ensure disciplined attention to quality, cost and schedule that produces service for its customers and returns to its shareholders. Many of these functional capabilities also form the basis for successful acquisition and integration of new energy and pipeline facilities, an important dimension of the Company's growth strategy.

Cultivate a focused portfolio of high-quality development options

The Company's core regions within North America are the focus of pipelines and energy growth initiatives. TCPL will continue to pursue opportunities to connect long-life shale and conventional natural gas resources in Western Canada, Northern Canada, Alaska, the U.S. Rockies, the U.S. midcontinent and the U.S. Gulf Coast supply regions. TCPL will also continue to pursue opportunities to connect growing crude oil volumes from the Alberta oil sands and U.S. sources, including the Bakken formation of the Williston basin, to preferred North American markets. In addition, the Company will continue to assess energy infrastructure acquisition opportunities that complement its existing assets and provide access to new supply and market regions. In the Energy business, the Company will continue to focus on low-cost, long-life baseload power generating and natural gas storage assets supported by firm, long-term contracts with creditworthy counterparties. Selected opportunities will advance to full development and construction when market conditions are appropriate and project risks are manageable.

Maximize TCPL's competitive strengths

TCPL continues to build competitive strength in areas that directly drive long-term shareholder value. The Company relies on its scale, presence, operating capabilities, leadership and teams to compete effectively and deliver value to customers. A disciplined approach to capital investment combined with access to sizeable amounts of competitive-cost capital allows the Company to create shareholder value from its large capital projects. TCPL recognizes that constructive relationships with key customers and stakeholders are critically important in the long-term energy infrastructure business.

MANAGEMENT'S DISCUSSION AND ANALYSIS 5

CONSOLIDATED FINANCIAL REVIEW

SELECTED THREE-YEAR CONSOLIDATED FINANCIAL DATA

(millions of dollars except per share amounts)	2010	2009	2008

Income Statement
Revenues	8,064	8,181	8,547
Comparable EBITDA(1)	3,941	4,107	4,125
Net Income	1,256	1,379	1,442
Preferred Share Dividends	22	22	22

Net Income Applicable to Common Shares	1,234	1,357	1,420

Comparable Earnings(1)	1,368	1,308	1,259
Per Common Share Data
Net Income per Share – Basic and Diluted	$1.87	$2.20	$2.59
Dividends Declared
Series U Preferred Shares	$2.80	$2.80	$2.80
Series Y Preferred Shares	$2.80	$2.80	$2.80
Cash Flows
Funds generated from operations(1)	3,279	3,044	2,992
(Increase)/decrease in operating working capital	(256)	(88)	128

Net Cash Provided by Operations	3,023	2,956	3,120

Capital Expenditures	5,036	5,417	3,134
Acquisitions, Net of Cash Acquired	–	902	3,229
Balance Sheet
Total Assets	47,949	44,670	40,735
Total Long-Term Liabilities	25,775	24,065	21,809

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA, Comparable Earnings and Funds Generated from Operations.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS

Earnings

•
Net Income was $1,256 million and Net Income Applicable to Common Shares was $1,234 million in 2010 compared to $1,379 million and $1,357 million, respectively, in 2009.

•
TCPL's Comparable Earnings of $1,368 million in 2010 excluded a $127 million after-tax valuation provision for the Mackenzie Gas Project (MGP).

Cash Flow

•
Funds Generated from Operations were $3.3 billion in 2010, an increase of $0.2 billion from 2009.

•
TCPL invested $5.0 billion in its Natural Gas Pipelines, Oil Pipelines and Energy capital projects in 2010, including the following:

  •
  capital expenditures of $1.2 billion for Natural Gas Pipelines projects, including expansion of the Alberta System and construction of Bison and Guadalajara;

  •
  capital expenditures of $2.7 billion for Keystone; and

  •
  capital expenditures of $1.1 billion for Energy projects, including the refurbishment and restart of Bruce A Units 1 and 2, and construction of Coolidge, Halton Hills and Cartier Wind.

•
In 2010, TCPL issued approximately $2.4 billion of long-term debt, $1.0 billion of common shares, primarily comprising the following:

  •
  in 2010 the issuance of 26 million common shares resulting in proceeds of $987 million;

  •
  in September 2010, the issuance of US$1.0 billion of senior notes; and

  •
  in June 2010, the issuance of US$1.25 billion of senior notes.

Balance Sheet

•
Total assets increased by $3.2 billion to $47.9 billion in 2010 from 2009, primarily due to investments in capital projects, described above.

•
TCPL's Shareholders' Equity increased by $0.9 billion to $15.7 billion in 2010 from 2009.

Dividends

•
On February 14, 2011, the Board of Directors of TCPL declared a dividend for the quarter ending March 31, 2011 in an aggregate amount equal to the quarterly dividend to be paid on TransCanada Corporation's (TransCanada), issued and outstanding common shares at the close of business on March 31, 2011. In addition, the Board of Directors declared regular dividends on TCPL preferred shares.

Refer to the Results of Operations and Liquidity and Capital Resources sections in this MD&A for further discussion of these highlights.

MANAGEMENT'S DISCUSSION AND ANALYSIS 7

Reconciliation of Comparable EBITDA, Comparable EBIT, EBIT and Comparable Earnings to Net Income
Applicable to Common Shares

Year ended December 31, 2010 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Comparable EBITDA(1)	2,915	1,125	(99)	3,941
Depreciation and amortization	(977)	(377)	–	(1,354)

Comparable EBIT(1)	1,938	748	(99)	2,587
Specific items:
Valuation provision for MGP	(146)	–	–	(146)
Risk management activities	–	(8)	–	(8)

EBIT(1)	1,792	740	(99)	2,433

Interest expense				(754)
Interest expense of joint ventures				(59)
Interest income and other				94
Income taxes				(365)
Non-controlling interests				(93)

Net Income				1,256
Preferred share dividends				(22)

Net Income Applicable to Common Shares				1,234
Specific items (net of tax):
Valuation provision for MGP				127
Risk management activities				7

Comparable Earnings(1)				1,368

Year ended December 31, 2009 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Comparable EBITDA(1)	3,093	1,131	(117)	4,107
Depreciation and amortization	(1,030)	(347)	–	(1,377)

Comparable EBIT(1)	2,063	784	(117)	2,730
Specific items:
Dilution gain from reduced interest in PipeLines LP	29	–	–	29
Risk management activities	–	1	–	1

EBIT(1)	2,092	785	(117)	2,760

Interest expense				(986)
Interest expense of joint ventures				(64)
Interest income and other				119
Income taxes				(376)
Non-controlling interests				(74)

Net Income				1,379
Preferred share dividends				(22)

Net Income Applicable to Common Shares				1,357
Specific items (net of tax where applicable):
Dilution gain from reduced interest in PipeLines LP				(18)
Risk management activities				(1)
Income tax adjustments				(30)

Comparable Earnings(1)				1,308

8 MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2008 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Comparable EBITDA(1)	3,019	1,210	(104)	4,125
Depreciation and amortization	(989)	(258)	–	(1,247)

Comparable EBIT(1)	2,030	952	(104)	2,878
Specific items:
Calpine bankruptcy distributions	279	–	–	279
GTN lawsuit settlement	17	–	–	17
Write-down of Broadwater LNG project costs	–	(41)	–	(41)

EBIT(1)	2,326	911	(104)	3,133

Interest expense				(962)
Interest expense of joint ventures				(72)
Interest income and other				42
Income taxes				(591)
Non-controlling interests				(108)

Net Income				1,442
Preferred share dividends				(22)

Net Income Applicable to Common Shares				1,420
Specific items (net of tax where applicable):
Calpine bankruptcy distributions				(152)
GTN lawsuit settlement				(10)
Write-down of Broadwater LNG project costs				27
Income tax adjustments				(26)

Comparable Earnings(1)				1,259

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA, Comparable EBIT, EBIT and Comparable Earnings.

RESULTS OF OPERATIONS

TCPL had Net Income of $1,256 million and Net Income Applicable to Common Shares of $1,234 million in 2010 compared to $1,379 million and $1,357 million, respectively, in 2009. Net Income in 2008 was $1,442 million and Net Income Applicable to Common Shares in 2008 was $1,420 million.

Comparable Earnings in 2010, 2009 and 2008 were $1,368 million, $1,308 million and $1,259 million, respectively. Comparable Earnings in 2010 excluded a $127 million after-tax ($146 million pre-tax) valuation provision for advances to the Aboriginal Pipeline Group (APG) for the MGP. Comparable Earnings in 2010 also excluded $7 million of net unrealized after-tax losses ($8 million pre-tax) (2009 – after-tax and pre-tax gains of $1 million; 2008 – nil) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

Comparable Earnings in 2009 also excluded $30 million of favourable income tax adjustments arising from a reduction in the Province of Ontario's corporate income tax rates and an $18 million after-tax ($29 million pre-tax) dilution gain resulting from TCPL's reduced interest in PipeLines LP after a public offering of PipeLines LP common units in fourth quarter 2009. Comparable Earnings in 2008 excluded $152 million of after-tax gains ($279 million pre-tax) on the disposition of shares received by GTN and Portland from Calpine Corporation (Calpine) bankruptcy distributions, $10 million after tax ($17 million pre-tax) of GTN lawsuit settlement proceeds and a $27 million after-tax ($41 million pre-tax) write-down of costs previously capitalized for the Broadwater liquefied natural gas (LNG) project. Comparable Earnings in 2008 also excluded $26 million of favourable income tax adjustments from an internal restructuring and realization of losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS 9

Comparable Earnings increased $60 million in 2010 from 2009. The increase in Comparable Earnings reflected:

•
decreased Comparable Earnings Before Interest and Taxes (EBIT) from Natural Gas Pipelines primarily due to the negative impact in 2010 of a weaker U.S. dollar on Natural Gas Pipelines' U.S. operations, a decrease in Canadian Mainline revenues due to decreased amounts recovered on a flow-through basis, and reduced revenues for Great Lakes. These decreases were partially offset by decreased operating, maintenance and administration (OM&A) costs, reduced depreciation expense primarily for Great Lakes, increased revenue for Northern Border and higher earnings as a result of an Alberta System revenue requirement settlement;

•
decreased Comparable EBIT from Energy primarily due to lower realized power prices for Western Power and Bruce B, and lower Natural Gas Storage price spreads, partially offset by higher capacity revenues at Ravenswood and incremental earnings from the start up of Halton Hills, Portlands Energy and Kibby Wind;

•
decreased Comparable EBIT loss from Corporate primarily due to lower support services and other corporate costs;

•
decreased Interest Expense primarily due to an increase in capitalized interest relating to Keystone and other capital projects, the positive impact of a weaker U.S. dollar on U.S. dollar-denominated interest expense, and Canadian debt maturities, partially offset by interest expense for long-term debt issuances in 2010 and increased losses from changes in the fair value of derivatives used to manage the Company's exposure to fluctuating interest rates;

•
decreased Interest Income and Other due to a higher positive impact in 2009 compared to 2010 of a weakening U.S. dollar on U.S. dollar working capital balances throughout the year;

•
decreased Income Taxes due to reduced pre-tax earnings in 2010, partially offset by positive tax adjustments in 2009; and

•
an increase in Non-Controlling Interests due to higher PipeLines LP earnings.

Comparable Earnings increased $49 million in 2009 compared to 2008. Comparable Earnings reflected an increase in Comparable EBIT primarily as a result of higher realized power prices for Bruce Power, the positive impact in 2009 of a stronger U.S. dollar on Natural Gas Pipelines' U.S. operations, incremental earnings from the start-up of Portlands Energy and the Carleton phase of Cartier Wind, and higher earnings from the Alberta System revenue requirement settlement, partially offset by lower realized power prices in Western Power and U.S. Power, and increased costs for developing the Alaska Pipeline Project.

On a consolidated basis, the impact of changes in the value of the U.S. dollar on U.S. Natural Gas Pipelines and U.S. Energy EBIT is partially offset by U.S. dollar-denominated interest expense. The resultant net exposure is managed using derivatives, further reducing the Company's exposure to changes in U.S. foreign exchange rates.

Further discussion of these items is included in the Natural Gas Pipelines, Energy, Corporate and Other Income Statement Items sections in this MD&A.

FORWARD-LOOKING INFORMATION

This MD&A may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TCPL security holders and potential investors with information regarding TCPL and its subsidiaries, including management's assessment of TCPL's and its subsidiaries' future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TCPL and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules (including anticipated construction and completion dates), operating and financial results, and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TCPL's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TCPL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions,

10 MANAGEMENT'S DISCUSSION AND ANALYSIS

changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments, and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, including those material risks discussed in the Natural Gas Pipelines, Oil Pipelines, Energy and Risk Management and Financial Instruments sections in this MD&A, which could cause TCPL's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this MD&A or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TCPL undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

NON-GAAP MEASURES

TCPL uses the measures Comparable Earnings, Comparable Earnings per Share, Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, EBIT, Comparable EBIT and Funds Generated from Operations in this MD&A. These measures do not have any standardized meaning prescribed by GAAP. They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other entities. Management of TCPL uses these non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. These non-GAAP measures are also provided to readers as additional information on TCPL's operating performance, liquidity and ability to generate funds to finance operations.

EBITDA is an approximate measure of the Company's pre-tax operating cash flow and is generally used to better measure performance and evaluate trends of individual assets. EBITDA comprises earnings before deducting interest and other financial charges, income taxes, depreciation and amortization, non-controlling interests and preferred share dividends. EBIT is a measure of the Company's earnings from ongoing operations and is generally used to better measure performance and evaluate trends within each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, non-controlling interests and preferred share dividends.

Comparable Earnings, Comparable EBITDA and Comparable EBIT comprise Net Income Applicable to Common Shares, EBITDA and EBIT, respectively, adjusted for specific items that are significant but are not reflective of the Company's underlying operations in the year. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating Comparable Earnings, Comparable EBITDA and Comparable EBIT, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, write-downs of assets and investments, and certain fair value adjustments on risk management activities. The Reconciliation of Comparable EBITDA, Comparable EBIT, EBIT and Comparable Earnings to Net Income Applicable to Common Shares table in this MD&A presents a reconciliation of Comparable Earnings, Comparable EBITDA, Comparable EBIT and EBIT to Net Income and Net Income Applicable to Common Shares. Comparable Earnings per Share is calculated by dividing Comparable Earnings by the weighted average number of common shares outstanding for the year.

Funds Generated from Operations comprise Net Cash Provided by Operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily be reflective of underlying operations in the same period. A reconciliation of Funds Generated from Operations to Net Cash Provided by Operations is presented in the Summarized Cash Flow table in the Liquidity and Capital Resources section in this MD&A.

OUTLOOK

TCPL's corporate strategy is to maximize the full-life value of its existing assets and commercial positions, and to pursue long-term growth opportunities that add long-term shareholder value while focusing on core strengths in its pipelines and energy businesses in North America. In 2011 and beyond, TCPL expects its net income and operating cash flow

MANAGEMENT'S DISCUSSION AND ANALYSIS 11

combined with a strong balance sheet and its proven ability to access capital markets will provide the financial resources needed to complete its $20 billion capital expenditure program, to continue pursuing additional long-term growth opportunities and to create additional value for its shareholders. This strategy will be executed with the same discipline and deliberate manner that characterized TCPL's capital expenditure program in previous years. In 2011, the Company will continue to advance its capital program and implement its strategy to grow the Natural Gas Pipelines, Oil Pipelines and Energy businesses as discussed in the TCPL's Strategy section in this MD&A.

In February 2011, TCPL began recording EBITDA for Keystone's Wood River/Patoka and Cushing Extension phases. Keystone's EBITDA could be impacted by levels of spot volumes transported. Spot volumes transported are affected by customer demand, market pricing, refinery, terminal and pipeline facility outages, and the associated rates charged.

In addition, TCPL expects a positive impact on its 2011 earnings from assets that were placed in service in 2010 and early 2011 such as NCC, Groundbirch, Bison, Halton Hills and Kibby Wind, and from assets that are expected to be placed in service later in 2011, such as Guadalajara and Coolidge. TCPL expects that, as these new assets are placed in service in 2011, its consolidated earnings for the year will be affected by a reduction in capitalized interest and an increase in depreciation.

Natural Gas Pipelines' EBIT in 2011 may be affected by the expiry of long-term contracts, variances in throughput volume particularly on the U.S. pipelines, customer settlements and decisions made by applicable regulatory authorities.

Energy's EBIT in 2011 will be affected by the current economic climate which continues to dampen demand growth, market liquidity, as well as commodity and capacity prices. Although a significant portion of Energy's output is sold under long-term contracts, output that is sold under shorter-term forward arrangements or at spot prices will continue to be impacted by the current lower price environment. Energy's EBIT in 2011 will be positively affected by assets that were placed in service during 2010 and assets that are expected to be placed in service in 2011.

TCPL's earnings from its U.S. Natural Gas Pipelines, Oil Pipelines and Energy businesses are generated in U.S. dollars and, therefore, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can affect TCPL's Net Income. As new assets are placed in service in the U.S., this exposure is expected to increase as EBIT from U.S. operations increases. This impact is expected to be partially offset by changes in the value of U.S. dollar-denominated interest expense. In addition, the Company expects to continue to use derivatives to manage its resultant net exposure to changes in U.S. dollar exchange rates.

The Company's results in 2011 may be affected by a number of factors and developments as discussed throughout this MD&A including, without limitation, the factors and developments discussed in the Forward-Looking Information and Business Risks sections for Natural Gas Pipelines, Oil Pipelines and Energy. Refer to the Outlook sections in this MD&A for further discussion on the outlook for Natural Gas Pipelines, Oil Pipelines and Energy.

12 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following pipelines are owned 100 per cent by TCPL unless otherwise stated.

NATURAL GAS PIPELINES

CANADIAN MAINLINE   The Canadian Mainline is a 14,101 km (8,762 miles) natural gas transmission system in Canada that extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

ALBERTA SYSTEM   The Alberta System is a 24,187 km (15,029 miles) natural gas transmission system in Alberta and Northeast B.C. that connects with the Canadian Mainline and Foothills natural gas pipelines and with third-party natural gas pipelines.

MANAGEMENT'S DISCUSSION AND ANALYSIS 13

ANR   ANR is a 17,000 km (10,563 miles) natural gas transmission system that extends from producing fields located in the Texas and Oklahoma panhandle regions, from the offshore and onshore regions of the Gulf of Mexico, and from the U.S. midcontinent region to markets located mainly in Wisconsin, Michigan, Illinois, Indiana and Ohio. ANR also owns and operates regulated underground natural gas storage facilities in Michigan with a total working capacity of 250 Bcf.

GTN   GTN is a 2,178 km (1,353 miles) natural gas transmission system that transports WCSB and Rocky Mountain-sourced natural gas to third-party natural gas pipelines and markets in Washington, Oregon and California, and connects with Tuscarora.

FOOTHILLS   Foothills is a 1,241 km (771 miles) transmission system in Western Canada carrying natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

VENTURES LP   Ventures LP comprises a 161 km (100 miles) pipeline supplying natural gas to the oil sands region near Fort McMurray, Alberta and a 27 km (17 miles) pipeline supplying natural gas to a petrochemical complex at Joffre, Alberta.

BISON   Bison is a 487 km (303 miles) natural gas pipeline that was placed in service in January 2011 and connects supply from the Powder River Basin in Wyoming to Northern Border in North Dakota.

TAMAZUNCHALE   Tamazunchale is a 130 km (81 miles) natural gas pipeline in east central Mexico extending from Naranjos, Veracruz to Tamazunchale, San Luis Potosi.

NORTH BAJA   Owned 100 per cent by PipeLines LP, North Baja is a natural gas transmission system extending 138 km (86 miles) from Ehrenberg, Arizona to Ogilby, California and connecting with a third-party natural gas pipeline system in Mexico. TCPL operates North Baja and effectively owns 38.2 per cent of the system through its 38.2 per cent interest in PipeLines LP.

TUSCARORA   Owned 100 per cent by PipeLines LP, Tuscarora is a 491 km (305 miles) pipeline system transporting natural gas from GTN at Malin, Oregon to Wadsworth, Nevada, with delivery points in northeastern California and northwestern Nevada. TCPL operates Tuscarora and effectively owns 38.2 per cent of the system through its 38.2 per cent interest in PipeLines LP.

NORTHERN BORDER   Owned 50 per cent by PipeLines LP, Northern Border is a 2,250 km (1,398 miles) natural gas transmission system serving the U.S. Midwest. TCPL operates Northern Border and effectively owns 19.1 per cent of the system through its 38.2 per cent interest in PipeLines LP.

GREAT LAKES   Owned 53.6 per cent by TCPL and 46.4 per cent by PipeLines LP, Great Lakes is a 3,404 km (2,115 miles) natural gas transmission system serving markets in Eastern Canada and the U.S. Northeast and Midwest regions. TCPL operates Great Lakes and effectively owns 71.3 per cent of the system through the combination of its direct ownership interest and its 38.2 per cent interest in PipeLines LP.

IROQUOIS   Owned 44.5 per cent by TCPL, Iroquois is a 666 km (414 miles) pipeline system that connects with the Canadian Mainline near Waddington, New York and delivers natural gas to customers in the northeastern U.S.

TQM   Owned 50 per cent by TCPL, TQM is a 572 km (355 miles) pipeline system that connects with the Canadian Mainline near the Québec/Ontario border, transports natural gas to markets in Québec, and connects with Portland. TQM is operated by TCPL.

PORTLAND   Owned 61.7 per cent by TCPL, Portland is a 474 km (295 miles) pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the northeastern U.S. Portland is operated by TCPL.

TRANSGAS   Owned 46.5 per cent by TCPL, TransGas is a 344 km (214 miles) natural gas pipeline system extending from Mariquita to Cali in Colombia.

14 MANAGEMENT'S DISCUSSION AND ANALYSIS

GAS PACIFICO/INNERGY   Owned 30 per cent by TCPL, Gas Pacifico is a 540 km (336 miles) natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. TCPL also has a 30 per cent ownership interest in INNERGY, an industrial natural gas marketing company based in Concepción that markets natural gas transported on Gas Pacifico.

GUADALAJARA   The Guadalajara natural gas pipeline is under construction and when completed in 2011 will extend approximately 305 km (190 miles) from Manzanillo to Guadalajara in Mexico.

ALASKA PIPELINE PROJECT   The Alaska Pipeline Project is a proposed natural gas pipeline and treatment plant. The pipeline would extend 2,737 km (1,700 miles) from the treatment plant at Prudhoe Bay, Alaska to Alberta. TCPL has also proposed an alternate pipeline from Prudhoe Bay to Valdez, Alaska. TCPL has entered into an agreement with ExxonMobil to jointly advance the project.

MACKENZIE GAS PROJECT   The Mackenzie Gas Project is a proposed natural gas pipeline extending 1,196 km (743 miles) that would connect northern onshore natural gas fields with North American markets. TCPL has the right to acquire an equity interest in the project.

OIL PIPELINE

KEYSTONE   Keystone is a 3,467 km (2,154 miles) crude oil pipeline extending from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, and from Steele City, Nebraska to Cushing, Oklahoma. The Wood River/Patoka and Cushing Extension phases commenced commercial operations in June 2010 and February 2011, respectively. In addition, TCPL plans to construct the U.S. Gulf Coast Expansion, a 2,673 km (1,661 miles) extension and expansion of the pipeline to the U.S. Gulf Coast.

NATURAL GAS PIPELINES

NATURAL GAS PIPELINES – HIGHLIGHTS

•
Comparable EBIT from Natural Gas Pipelines was $1.9 billion in 2010, a decrease of $0.2 billion from $2.1 billion in 2009.

•
The Company invested $1.2 billion in Natural Gas Pipelines capital projects in 2010.

•
Construction was completed on the Bison natural gas pipeline in late 2010 and became operational in January 2011.

•
During 2010, the NEB approved the Company's Alberta System 2010 - 2012 Revenue Requirement Settlement application. The NEB also approved the Company's application for the Alberta System's Rate Design Settlement and the commercial integration of the ATCO Pipelines system with the Alberta System.

•
In March 2010, the Company completed the final phase of the Alberta System's NCC expansion at a total capital cost of approximately $800 million. The Alberta System's Groundbirch pipeline was completed in December 2010 at a total capital cost of approximately $155 million.

•
In December 2010, the NEB issued its decision approving the MGP subject to the project proponents meeting certain conditions and deadlines. Nevertheless, uncertainty persists with respect to the project. Accordingly, at December 31, 2010, the Company recorded a valuation provision of $146 million. TCPL remains committed to advancing the project.

•
In January 2011, the NEB approved the construction of the approximately $310 million Horn River pipeline, which is expected to commence operations in second quarter 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS 15

NATURAL GAS PIPELINES – RESULTS

Year ended December 31 (millions of dollars)	2010	2009	2008

Canadian Natural Gas Pipelines
Canadian Mainline	1,054	1,133	1,141
Alberta System	742	728	692
Foothills	135	132	133
Other (TQM, Ventures LP)	50	59	50

Canadian Natural Gas Pipelines Comparable EBITDA(1)	1,981	2,052	2,016
Depreciation and amortization	(715)	(714)	(702)

Canadian Natural Gas Pipelines Comparable EBIT(1)	1,266	1,338	1,314

U.S. Natural Gas Pipelines (in U.S. dollars)
ANR	314	300	327
GTN(2)	171	170	185
Great Lakes(3)	109	120	118
PipeLines LP(2)(4)	99	90	84
Iroquois	67	68	55
Portland(5)	22	22	25
International (Tamazunchale, TransGas, Gas Pacifico/INNERGY)	42	52	38
General, administrative and support costs(6)	(31)	(17)	(17)
Non-controlling interests(7)	173	153	161

U.S. Natural Gas Pipelines Comparable EBITDA(1)	966	958	976
Depreciation and amortization	(256)	(276)	(272)

U.S. Natural Gas Pipelines Comparable EBIT(1)	710	682	704
Foreign exchange	24	105	49

U.S. Natural Gas Pipelines Comparable EBIT(1) (in Canadian dollars)	734	787	753

Natural Gas Pipelines Business Development Comparable EBITDA and EBIT(1)	(62)	(62)	(37)

Natural Gas Pipelines Comparable EBIT(1)	1,938	2,063	2,030

Summary:
Natural Gas Pipelines Comparable EBITDA(1)	2,915	3,093	3,019
Depreciation and amortization	(977)	(1,030)	(989)

Natural Gas Pipelines Comparable EBIT(1)	1,938	2,063	2,030
Specific items:
Valuation provision for MGP(8)	(146)	–	–
Dilution gain from reduced interest in PipeLines LP(3)(9)	–	29	–
Calpine bankruptcy distributions(10)	–	–	279
GTN lawsuit settlement	–	–	17

Natural Gas Pipelines EBIT(1)	1,792	2,092	2,326

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA, Comparable EBIT and EBIT.

(2)
GTN's results include North Baja until July 1, 2009, when North Baja was sold to PipeLines LP.

(3)
Represents the Company's 53.6 per cent direct ownership interest.

16 MANAGEMENT'S DISCUSSION AND ANALYSIS

(4)
Effective November 18, 2009, PipeLines LP's results reflected TCPL's effective ownership in PipeLines LP of 38.2 per cent. From July 1, 2009 to November 17, 2009, TCPL's ownership interest in PipeLines LP was 42.6 per cent. From January 1, 2008 to June 30, 2009, TCPL's ownership interest in PipeLines LP was 32.1 per cent.

(5)
Portland's results reflect TCPL's 61.7 per cent ownership interest.

(6)
Represents General, Administrative and Support Costs associated with certain of the Company's pipelines, including $17 million for Keystone.

(7)
Non-Controlling Interests reflects Comparable EBITDA for the portions of PipeLines LP and Portland not owned by TCPL.

(8)
The Company recorded a valuation provision of $146 million for its advances to the APG for the MGP, which is discussed further under the heading Opportunities and Developments in the Natural Gas Pipelines section in this MD&A.

(9)
As a result of PipeLines LP issuing common units to the public in 2009, the Company's ownership interest in PipeLines LP was reduced to 38.2 per cent from 42.6 per cent and a dilution gain of $29 million was realized.

(10)
GTN and Portland received shares of Calpine with an initial value of $154 million and $103 million, respectively, as a result of the bankruptcy distributions with Calpine. These shares were subsequently sold for an additional gain of $22 million.

Natural Gas Pipelines generated Comparable EBIT of $1,938 million in 2010 compared to $2,063 million in 2009. Comparable EBIT in 2010 excluded a $146 million valuation provision for the Company's advances to the APG for the MGP. Comparable EBIT in 2009 excluded the $29 million dilution gain resulting from TCPL's reduced interest in PipeLines LP, which occurred as a result of the public issuance of common units by PipeLines LP in November 2009. Comparable EBIT in 2008 was $2,030 million excluding the $279 million of gains received by Portland and GTN from the bankruptcy distributions with Calpine and the $17 million of proceeds received by GTN from a lawsuit settlement with a software supplier.

Wholly Owned Canadian Natural Gas Pipelines Net Income

Year ended December 31 (millions of dollars)	2010	2009	2008

Canadian Mainline	267	273	278
Alberta System	198	168	145
Foothills	27	23	24

NATURAL GAS PIPELINES – FINANCIAL ANALYSIS

Canadian Mainline    The Canadian Mainline is regulated by the NEB under the National Energy Board Act (Canada). The NEB sets tolls that provide TCPL with the opportunity to recover the costs of transporting natural gas, including a return on average investment base. The Canadian Mainline's EBITDA and net income are affected by changes in investment base, the rate of return on common equity (ROE), the level of deemed common equity, potential incentive earnings and changes in the level of depreciation, financial charges and income taxes recovered in revenue on a flow-through basis.

The Canadian Mainline currently operates under a five-year tolls settlement effective from 2007 through 2011. The cost of capital reflects an ROE as determined by the NEB's ROE formula on deemed common equity of 40 per cent. The tolls settlement established certain elements of the Canadian Mainline's fixed OM&A costs for each of the five years. The variance between actual and agreed-upon OM&A costs accrued entirely to TCPL from 2007 to 2009, and was shared equally between TCPL and its customers in 2010, and will be shared equally in 2011. All other cost elements of the revenue requirement are treated on a flow-through basis. The settlement also allows for performance-based incentive arrangements that the Company believes are mutually beneficial to TCPL and its customers. In 2009, an adjustment charge account was established under a settlement with stakeholders and approved by the NEB to reduce tolls in 2010. In accordance with the terms of the settlement, balances in an adjustment charge account in any given year will be amortized at the composite depreciation rate and included in tolls commencing the following year.

Net income of $267 million in 2010 was $6 million lower than $273 million in 2009. The decrease was primarily the result of lower OM&A savings as a result of cost-sharing with customers and an ROE of 8.52 per cent in 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS 17

compared to 8.57 per cent in 2009. Net income in 2009 was $5 million lower than $278 million in 2008 as a result of a lower average investment base and lower ROE of 8.57 per cent in 2009 compared to 8.71 per cent in 2008.

Canadian Mainline's Comparable EBITDA of $1,054 million in 2010 was $79 million lower than $1,133 million in 2009, primarily due to reduced revenues as a result of lower income taxes and financial charges in the 2010 tolls, which are recovered on a flow-through basis and do not affect net income. The decrease in financial charges was primarily due to higher-cost debt that matured in 2009 and early 2010. The lower income taxes in 2010 were primarily due to the adjustment charge that decreased taxable income. Comparable EBITDA in 2009 declined $8 million from $1,141 million in 2008. The decrease was primarily due to lower revenues as a result of recovery of a lower overall return on a reduced average investment base and a lower ROE in 2009. The decrease in 2009 revenues was partially offset by higher OM&A cost savings and recovery of higher depreciation.

Alberta System    The Alberta System is also regulated by the NEB, which approves the Alberta System's tolls and revenue requirement. The Alberta System's EBITDA and net income are affected by changes in investment base, the ROE, the level of deemed common equity, potential incentive earnings and changes in the level of depreciation, financial charges and income taxes recovered in revenue on a flow-through basis.

The Alberta System currently operates under the 2010 - 2012 Revenue Requirement Settlement approved by the NEB in September 2010. In October 2010, the NEB approved TCPL's application to establish final tolls for 2010. In 2008 and 2009, the Alberta System operated under the 2008 - 2009 Revenue Requirement Settlement approved by the Alberta Utilities Commission (AUC) in December 2008. The Alberta System was regulated by the AUC until April 2009.

The 2010 - 2012 Revenue Requirement Settlement established an ROE of 9.70 per cent on deemed common equity of 40 per cent and included an annual fixed amount of $174 million for certain OM&A costs. Variances between actual and agreed-to OM&A costs accrue to TCPL over the three-year term. All other cost elements of the revenue requirement are treated on a flow-through basis.

The 2008 - 2009 Revenue Requirement Settlement established fixed amounts for ROE, income taxes and certain OM&A costs. Variances between actual costs and those agreed to in the settlement accrued to TCPL, subject to an ROE and income tax adjustment mechanism that accounted for variances between actual and settlement rate base, and income tax assumptions. The other cost elements of the settlement were treated on a flow-though basis.

The Alberta System's net income of $198 million in 2010 was $30 million higher than $168 million in 2009. The increase reflects an ROE of 9.70 per cent on 40 per cent deemed common equity in 2010 and a higher average investment base, partially offset by lower incentive earnings. Net income in 2009 was $23 million higher than $145 million in 2008 primarily due to higher settlement earnings and a higher average investment base in 2009. The increased average investment base reflected capital expenditures from 2008 to 2010 to expand capacity in response to growing customer demand for service.

The Alberta System's Comparable EBITDA of $742 million in 2010 was $14 million higher than $728 million in 2009. The increase reflects an ROE of 9.70 per cent on 40 per cent deemed common equity in 2010 and a higher average investment base, partially offset by lower incentive earnings, and lower financial charges and depreciation recovered on a flow-through basis. Comparable EBITDA in 2009 was $36 million higher than $692 million in 2008 primarily due to increased settlement earnings and a higher average investment base as well as higher revenues as a result of the recovery of higher financial charges, partially offset by lower income taxes.

18 MANAGEMENT'S DISCUSSION AND ANALYSIS

Foothills    Net income and Comparable EBITDA from Foothills increased $4 million and $3 million, respectively, in 2010 from 2009 primarily due to a Foothills 2010 settlement agreement, which established an ROE of 9.70 per cent on deemed common equity of 40 per cent for 2010 through 2012. Results in 2009 and 2008 were based on the NEB ROE formula of 8.57 per cent and 8.71 per cent, respectively, on deemed common equity of 36 per cent.

Other Canadian Natural Gas Pipelines    Comparable EBITDA from Other Canadian Natural Gas Pipelines was $50 million in 2010 compared to $59 million in 2009. The decrease was primarily due to an adjustment in 2009 related to the NEB decision reached in March 2009 on Trans Québec and Maritimes' (TQM) cost of capital for 2007 and 2008. Comparable EBITDA in 2009 increased $9 million from $50 million in 2008, primarily due to the adjustment in 2009.

ANR    American Natural Resources' (ANR) natural gas storage and transportation services are regulated by the U.S. Federal Energy Regulatory Commission (FERC) and services are provided under tariffs. These tariffs include maximum and minimum rates for services and permit ANR to discount or negotiate rates on a non-discriminatory basis. ANR Pipeline Company rates were established pursuant to a settlement approved by the FERC and became effective beginning in 1997. ANR Storage Company's rates were established pursuant to a settlement approved by the FERC and became effective beginning in 1990. None of ANR's FERC-regulated operations are required to file for new rates at any time in the future, nor are any of the operations prohibited from filing a case for new rates.

ANR's EBITDA is affected by the contracting and pricing of its existing transportation and storage capacity, expansion projects, delivered volumes and incidental natural gas sales, as well as by costs for providing various services, which include OM&A costs and property taxes. Due to the seasonal nature of its business, ANR's volumes and revenues are generally higher in the winter months.

ANR's Comparable EBITDA in 2010 was US$314 million, an increase of US$14 million compared to US$300 million in 2009, primarily due to lower OM&A costs, partially offset by lower contracted firm long-haul transportation sales and storage revenues as higher regional storage inventories and marginal supply from the U.S. Gulf Coast negatively affected transportation rates and demand for natural gas. Comparable EBITDA in 2009 decreased US$27 million compared to US$327 million in 2008. The decrease was due to lower incidental natural gas sales and higher OM&A costs, partially offset by higher transportation and storage revenues resulting from expansion projects, increased utilization and favourable pricing on existing capacity.

GTN    GTN is regulated by the FERC and is operated in accordance with tariffs that establish maximum and minimum rates for various services. GTN's pipeline rates were established pursuant to a settlement approved by the FERC in January 2008. These rates were effective January 1, 2007. GTN is permitted to discount or negotiate these rates on a non-discriminatory basis. Under the settlement, a five-year moratorium commencing January 1, 2007 was established during which GTN and the settling parties are prohibited from taking certain actions, including any filings to adjust rates. The settlement also requires GTN to file for new rates that are to be in effect no later than January 1, 2014.

GTN's EBITDA is affected by variations in contracted volume levels, volumes delivered and prices charged under the various service types as well as by variations in the costs of providing services, which include OM&A costs and property taxes.

GTN's Comparable EBITDA was US$171 million in 2010, an increase of US$1 million compared to US$170 million in 2009. The increase was primarily due to lower OM&A costs and incremental proceeds accrued in 2010 relating to

MANAGEMENT'S DISCUSSION AND ANALYSIS 19

bankruptcy distributions with Calpine, partially offset by the impact of selling North Baja to PipeLines LP in July 2009 and the write-off of costs in 2010 related to an unsuccessful information systems project. Comparable EBITDA in 2009 decreased US$15 million, compared to US$185 million in 2008, primarily due to the sale of North Baja to PipeLines LP.

Other U.S. Natural Gas Pipelines    Comparable EBITDA for the remainder of the U.S. Natural Gas Pipelines was US$481 million in 2010 and US$488 million in 2009. The decrease was primarily due to lower Great Lakes revenues, and higher general, administrative and support costs primarily related to the start-up of Keystone. Partially offsetting these decreases were increased revenues from Northern Border and higher PipeLines LP earnings in 2010 primarily due to its acquisition of North Baja in July 2009. Comparable EBITDA in 2009 increased US$24 million from US$464 million in 2008, primarily due to PipeLines LP's acquisition of North Baja.

Business Development    Natural Gas Pipelines' Business Development Comparable EBITDA loss in 2010 was consistent with 2009. Comparable EBITDA losses increased to $62 million in 2009 from $37 million in 2008 primarily due to higher business development costs associated with the Alaska Pipeline Project.

Depreciation and Amortization    Depreciation and Amortization for Natural Gas Pipelines was $977 million in 2010, a decrease of $53 million from $1,030 million in 2009. The decrease was primarily due to a weaker U.S. dollar in 2010 and lower depreciation for Great Lakes as a result of the lower depreciation rate in its rate settlement. Depreciation and Amortization increased $41 million to $1,030 million in 2009 from $989 million in 2008 primarily due to the stronger U.S. dollar in 2009.

NATURAL GAS PIPELINES – OPPORTUNITIES AND DEVELOPMENTS

Canadian Mainline and Alberta System 2011 Tolls    In December 2010, the NEB denied TCPL's initial interim application for 2011 tolls on the Canadian Mainline and Alberta System, which was based on a new three-year agreement with the Canadian Association of Petroleum Producers (CAPP) and was supported by CAPP and certain other stakeholders. In its decision, the NEB concluded that it was not prepared to implement significant changes to the established Canadian Mainline toll design and method of allocating costs on an interim basis, and established Canadian Mainline 2010 tolls as interim tolls for 2011. As a result, TCPL filed for revised interim tolls on January 25, 2011 based on the existing 2007 - 2011 settlement with customers. If approved, the revised interim tolls will allow for collection of revenues that will more closely reflect TCPL's costs and forecast throughput in 2011. TCPL is continuing its discussions with stakeholders with the intent of increasing the level of support for a potential settlement and expects to file a subsequent application for final 2011 tolls for the Canadian Mainline.

Interim tolls for 2011 on the Alberta System were established based on the provisions of the Alberta System 2010 - 2012 Revenue Requirement Settlement approved by the NEB in 2010. TCPL expects to file for final 2011 tolls on the Alberta System that would reflect the outcome of further discussions with stakeholders with respect to the 2011 tolls and commercial integration of the ATCO Pipelines system.

Canadian Mainline    In 2010, the Canadian Mainline continued to base its return on the NEB's ROE formula in accordance with the terms of the 2007 - 2011 tolls settlement. The 2010 calculated ROE for the Canadian Mainline was 8.52 per cent, a decrease from 8.57 per cent in 2009. The NEB formula ROE in 2011 is 8.08 per cent and, pending the outcome of further discussions with stakeholders, this ROE is applicable for 2011 tolls.

Annual tolls on the Canadian Mainline are partially based on projected throughput volumes for the year. Throughput volumes for 2010 were lower than those projected when setting tolls for the year and, as a result, amounts collected through tolls were approximately 15 per cent less than anticipated in 2010. This shortfall is deferred as a Regulatory Asset for accounting purposes as it is expected to be collected in future tolls under the framework regulated by the NEB.

With the objective of maintaining markets and competitive position, TCPL conducted two open seasons in 2010 to transport Marcellus shale gas volumes on the Canadian Mainline. These open seasons resulted in the execution of precedent agreements in January 2011 to transport a total of approximately 230,000 gigajoules of natural gas per day to eastern Canadian markets. TCPL is assessing the facilities required to provide the requested service and will begin the work necessary to support a regulatory application in the near future.

20 MANAGEMENT'S DISCUSSION AND ANALYSIS

Alberta System    In September 2010, the NEB approved the Alberta System's 2010 - 2012 Revenue Requirement Settlement Application. The settlement incorporates a return of 9.70 per cent on 40 per cent deemed common equity and included an annual fixed amount of $174 million for certain OM&A costs. Variances between actual and recoverable OM&A costs accrue to TCPL over the three-year term. All other cost elements of the revenue requirement are treated on a flow-through basis.

In August 2010, the NEB approved the Company's application for the Alberta System's Rate Design Settlement and the commercial integration of the ATCO Pipelines system with the Alberta System. This approval permits the provision of streamlined natural gas transmission service to Alberta System customers under a new rate structure that reflects the business environment. TCPL expects commercial and operational integration of the ATCO Pipelines system and the Alberta System to be completed in third quarter 2011.

In October 2010, the NEB approved final rates for the Alberta System that reflect the 2010 - 2012 Revenue Requirement Settlement and the Rate Design Settlement. These settlements are the result of many months of collaborative work with stakeholders.

In March 2010, the final phase of the NCC natural gas pipeline was completed. The NCC consists of a 300 km (186 miles) pipeline and associated compression facilities on the northern section of the Alberta System. The NCC provides capacity to accommodate increasing natural gas supply in northwestern Alberta and northeastern B.C., increasing natural gas demand within Alberta and deliveries of natural gas to Canadian and U.S. markets. The NCC is also expected to materially reduce the quantity of fuel gas consumed by the Alberta System. This project was completed on schedule and under budget at a total capital cost of approximately $800 million.

In December 2010, the Groundbirch pipeline was completed and put in service. Groundbirch extends the Alberta System into northeastern B.C. and connects it to natural gas supplies in the Montney shale gas formation. The project was completed on schedule and under budget at a total capital cost of approximately $155 million. Groundbirch has firm transportation contracts for 1.24 Bcf/d by 2014.

In January 2011, the NEB approved construction of the Horn River pipeline, which will connect new shale gas supply in the Horn River basin north of Fort Nelson, B.C. to the Alberta System. The pipeline, costing approximately $310 million, is scheduled to be operational in second quarter 2012 and has commitments for contracted natural gas of approximately 634 million cubic feet per day (mmcf/d) by 2014.

TCPL continues to advance further pipeline development in B.C. and Alberta to transport new gas supply. The Company has received requests for additional natural gas transmission service throughout the northwest portion of the Western Canada Sedimentary Basin (WCSB), including the Horn River and Montney areas of B.C. These new requests are expected to result in the need for further extensions and expansions of the Alberta System.

Bison    Bison is a 487 km (303 miles) natural gas pipeline extending from the Powder River Basin in Wyoming and connecting to Northern Border in North Dakota. The pipeline has shipping commitments for approximately 407 mmcf/d and was placed in service in January 2011. The capital cost of Bison was US$630 million.

Mexico    In 2010, TCPL began construction on the US$360 million Guadalajara pipeline in Mexico, which is supported by a 25-year contract for its entire capacity with the Comisión Federal de Electricidad, Mexico's state-owned electric power company. Guadalajara is a natural gas pipeline of approximately 305 km (190 miles) extending from Manzanillo to Guadalajara. The pipeline has an expected in-service date of mid-2011 and was 70 per cent complete at December 31, 2010. TCPL continues to pursue additional opportunities in Mexico, including the extension or expansion of existing assets.

Great Lakes    In November 2009, the FERC issued an order instituting an investigation pursuant to Section 5 of the Natural Gas Act (Rate Proceeding). The FERC alleged, based on a review of certain historical information, that Great Lakes' revenues might substantially exceed its actual cost of service and, therefore, may be unreasonable. In July 2010, the FERC approved, without modification, a settlement reached among Great Lakes, active participants and the FERC trial staff establishing the terms pursuant to which all matters in the Rate Proceeding would be resolved. As approved, this settlement applies to all current and future shippers on the Great Lakes system.

MANAGEMENT'S DISCUSSION AND ANALYSIS 21

Under the terms of the settlement, Great Lakes' reservation rates were reduced by eight per cent and annual depreciation expense for Great Lakes' transmission plant were decreased to a rate of 1.48 per cent from a rate of 2.75 per cent. Depreciation rates for other assets decreased or remained unchanged. Rates for interruptible transportation services increased approximately 28 per cent. All terms of the settlement were effective May 1, 2010.

Under the terms of the settlement, Great Lakes' obligation to share interruptible transportation revenues with its shippers was eliminated effective May 1, 2010. Great Lakes also agreed to a new revenue-sharing provision whereby it will share with qualifying shippers 50 per cent of any qualifying revenues collected in excess of US$500 million between November 1, 2010 and October 31, 2012.

ANR    In 2010, ANR connected new sources of natural gas supply from emerging production plays located in the Texas and Oklahoma panhandle regions and connected with new pipelines from shale gas supply in the U.S midcontinent. ANR is focused on attracting and connecting to additional natural gas supply directly or through new pipeline interconnects and on connecting to new or growing markets, particularly in the U.S. Midwest where natural gas-fired electric generation demand is expected to increase over the next several years.

In September 2008, certain portions of ANR's Gulf of Mexico offshore facilities were damaged by Hurricane Ike. The Company estimates its total exposure to damage costs to be approximately US$40 million to US$50 million, mainly to replace, repair and abandon capital assets, including the estimated cost to abandon an offshore platform. Since September 2008, related capital expenditures of US$13 million (2009 – US$11 million) and OM&A costs of US$9 million (2009 – US$7 million) have been incurred. The remaining costs are expected to be incurred primarily in 2011 and 2012. Service on the offshore facilities and related throughput volumes are at pre-hurricane levels.

TQM    In December 2010, the NEB approved TQM's final tolls for 2010 and interim tolls for 2011. These final and interim tolls reflect the terms of an NEB-approved multi-year settlement with TQM's interested parties regarding its annual revenue requirement for 2010 to 2012. The settlement includes an annual revenue requirement comprising fixed and flow-through components. The fixed component includes certain OM&A costs, return on rate base, depreciation and municipal taxes, with variances from actual costs accruing to TQM. In June 2010, the NEB approved TQM's final 2009 tolls based on a 6.4 per cent after-tax weighted average cost of capital on rate base and all the cost components in an NEB-approved three-year partial settlement for 2007 to 2009.

Alaska Pipeline Project    The proposed Alaska Pipeline Project is a 4.5 Bcf/d natural gas pipeline extending 2,737 km (1,700 miles) from a proposed new natural gas treatment plant at Prudhoe Bay, Alaska to Alberta. The pipeline would provide access to diverse markets across North America and is expected to have an estimated capital cost of US$32 billion to US$41 billion. The pipeline construction application filed by TCPL included provisions to expand capacity to 5.9 Bcf/d through the addition of compressor stations in Alaska and Canada. The estimated capital cost for the project is an increase over previous estimates. The latest estimate is based on increased costs for oil and gas projects from 2007 to 2009 and a significant increase in the estimated cost of building the gas treatment plant at Prudhoe Bay. TCPL has also proposed an alternate pipeline from Prudhoe Bay to Valdez, Alaska to supply LNG markets. The estimated capital cost of the alternate pipeline is US$20 billion to US$26 billion. TCPL has entered into an agreement with ExxonMobil to jointly advance the project. A joint project team is developing the engineering, environmental, aboriginal relations and commercial components of the project.

The State of Alaska has issued TCPL a license to construct the Alaska Pipeline Project under the Alaska Gasline Inducement Act (AGIA). The state determined that TCPL's application to construct a pipeline under the AGIA was the only proposal that met all of the state's requirements. Under the AGIA, the State of Alaska has agreed to reimburse a share of TCPL's eligible pre-construction costs, as they are incurred, subject to approval by the state, to a maximum of US$500 million. The State of Alaska reimbursed up to 50 per cent of the eligible costs incurred prior to the close of the first binding open season on July 30, 2010. Commencing July 31, 2010, the state began reimbursing up to 90 per cent of the eligible costs. The reimbursements and project-applicable expenses are shared proportionately with ExxonMobil. In 2010, the Company expensed $34 million related to the project.

On July 30, 2010, the Alaska Pipeline Project concluded its initial open season. The project team continues to work with shippers to resolve the conditions under its control.

22 MANAGEMENT'S DISCUSSION AND ANALYSIS

Palomar    In December 2008, Palomar Gas Transmission LLC applied to the FERC for a certificate to build a 349 km (217 miles) natural gas pipeline extending from GTN in central Oregon to the Columbia River northwest of Portland. The proposed pipeline would have a capacity of up to 1.3 Bcf/d of natural gas and would be a 50/50 joint venture between GTN and Northwest Natural Gas Co. In May 2010, an underpinning shipper filed a bankruptcy proceeding and subsequently terminated its transportation agreement with Palomar. The partners of Palomar continue to support the project and are engaged in discussions with potential shippers to secure additional shipping commitments for the proposed pipeline.

Mackenzie Gas Project    The MGP is a proposed 1,196 km (743 miles) natural gas pipeline extending from a point near Inuvik, Northwest Territories to the northern border of Alberta, where it would connect to the Alberta System.

TCPL's involvement with the MGP arises from a 2003 agreement between the Mackenzie Valley APG and the MGP, under which TCPL agreed to finance the APG's one-third share of the pre-development costs associated with the project. Under the terms of certain MGP agreements, TCPL holds an option to acquire up to five per cent equity ownership in the MGP at the time of the decision to construct it. In addition, TCPL gained certain rights of first refusal to acquire 50 per cent of any divestitures by existing partners and an entitlement to obtain a one-third interest in all expansion opportunities once the APG reaches a one-third ownership share, with the other natural gas pipeline owners and the APG sharing the balance.

At December 31, 2010, the Company had advanced $146 million (2009 – $143 million) on behalf of the APG. These advances constituted a loan to the APG, which would become repayable only after the natural gas pipeline commenced commercial operations. If the project does not proceed, TCPL has no recourse against the APG for recovery of advances made.

The MGP proponents continue to pursue the required regulatory approvals for the project and the Canadian government's support of an acceptable fiscal framework. In December 2010, the NEB released a decision granting approval of the project's application for a Certificate of Public Convenience and Necessity. The approval contained 264 conditions including the requirement to file an updated cost estimate and report on the decision to construct by the end of 2013 and, further, that construction must commence by December 31, 2015.

Nevertheless, uncertainty persists with respect to the project's ultimate commercial structure and fiscal framework, the timeframes under which the project would proceed and if and when the Company's advances to the APG will be repaid. Accordingly, at December 31, 2010, TCPL recorded a valuation provision for its $146 million loan to the APG. Future amounts advanced to the APG in furtherance of the MGP will be expensed. TCPL remains committed to advancing the project.

NATURAL GAS PIPELINES – BUSINESS RISKS

Natural Gas Supply, Markets and Competition    TCPL faces competition at both the supply and market ends of its natural gas pipeline systems. This competition comes from other natural gas pipelines accessing supply basins, including the WCSB, and markets served by TCPL's pipelines as well as from natural gas supplies produced in basins not directly served by the Company. Growth in supply and pipeline infrastructure has increased competition throughout North America. Production has increased in the U.S., driven primarily by shale gas, while WCSB and other natural gas basin production has declined. Lower-cost shale gas in the U.S. has resulted in an increase in competition between supply basins, changes to traditional flow patterns and an increase in choices for customers. This change has contributed to a continued reduction in long-haul, long-term firm contracted capacity and a shift to shorter-distance, short-term firm and interruptible contracts on natural gas pipelines.

Although TCPL has diversified its natural gas supply sources, many of its North American natural gas pipelines and its transmission infrastructure remain dependent on supply from the WCSB. The WCSB has established natural gas reserves of approximately 60 trillion cubic feet and a reserves-to-production ratio, based on these established reserves, of approximately 11 years at current levels of production. The reserves-to-production ratio is a measure of drilling and production activity that can increase or deplete reserves. Historically, this factor has been unchanged at approximately nine years. More recently, it has increased to 11 years as production from the WCSB has declined due to reduced drilling activity in the basin. The reduced drilling activity is a result of lower prices, higher supply costs and competition

MANAGEMENT'S DISCUSSION AND ANALYSIS 23

for capital from other North American gas production basins that have lower exploration costs. Drilling levels in the WCSB are expected to recover in the future, assuming natural gas prices increase and finding and development costs continue to improve. As part of the Alberta government's competitiveness review, the existing oil and gas royalty framework was substantially revamped. These changes are expected to increase investment in the WCSB, which should also support increased activity levels. TCPL expects there will be excess natural gas pipeline capacity from the WCSB to markets outside Alberta for the foreseeable future as a result of capacity expansions on natural gas pipelines over the past decade, competition from other pipelines and supply basins, and significant growth in natural gas consumption within Alberta driven primarily by oil sands and electricity generation requirements.

TCPL's Alberta System is the major natural gas gathering and transportation system for the WCSB, connecting most of the natural gas processing plants in Western Canada to domestic and export markets. Despite reduced overall drilling levels, increased drilling rates in certain areas of the WCSB have resulted in the need for new natural gas transmission infrastructure. Drilling activity has increased in northwestern Alberta and northeastern B.C. as producers develop projects to access deeper multi-zone reserves, unconventional gas shale and tight sands utilizing horizontally-drilled wells in combination with multi-stage hydraulic fracturing stimulation techniques. Recently, shale gas production in northeastern B.C. has emerged as a significant natural gas supply source. TCPL forecasts approximately 5 Bcf/d of total production from the Montney and Horn River shale gas sources by 2020, however, achieving this level will depend on natural gas prices as well as producer economics in the basin. The production from these two natural gas zones is approximately 1 Bcf/d. TCPL recently commissioned the Groundbirch pipeline, its first B.C. pipeline extension to serve the Montney shale gas formation. In addition, the Company received approval in January 2011 to construct a major extension of its Alberta System that will allow emergent unconventional B.C. gas production from the Horn River shale gas formation to be transported to markets served by TCPL's pipeline systems.

Demand for WCSB-sourced natural gas in Eastern Canada and the U.S. Northeast decreased in 2010, largely as a result of a diversification of supply sources. However, demand for natural gas in TCPL's key eastern markets served by the Canadian Mainline is expected to increase over time, particularly to meet the expected growth in natural gas-fired power generation. There are opportunities to increase market share in Canadian domestic and U.S. export markets, however, TCPL expects to continue to face significant competition in these markets. Consumers in the northeastern U.S. generally have access to an array of natural gas pipeline and supply options. Eastern markets that historically received Canadian supplies only from TCPL's systems are now able to receive supplies from new natural gas pipelines that source U.S. and Atlantic Canada supplies. In recent years, the Canadian Mainline has experienced reductions in volumes originating at the Alberta border and in Saskatchewan, which have been partially offset by increases in volumes originating at points east of Saskatchewan. These reductions in both volumes and distance transported have resulted in an increase in Canadian Mainline tolls that adversely affects its competitive position.

ANR's directly connected natural gas supply is primarily sourced from the U.S. Gulf Coast and midcontinent regions which are also served by competing interstate and intrastate natural gas pipelines. The U.S. Gulf Coast is highly competitive given its extensive natural gas pipeline network. ANR is one of many pipelines competing for new and existing production in this region. ANR must also compete for interconnects with and supply from pipelines originating within the growing U.S. midcontinent shale gas formations and the Rocky Mountain production regions.

ANR competes for market share with other natural gas pipelines and storage operators in its primary markets in the U.S. Midwest. Lower natural gas prices could reduce drilling activity and reduce the supply growth that has been fuelling the expansion of pipeline infrastructure in the U.S. midcontinent. As transportation capacity becomes more abundant, lower natural gas prices and supply could negatively affect the value of pipeline capacity. ANR's natural gas storage is primarily contracted on a relatively short-term basis and the value of storage services is based on market conditions, which could become unfavourable resulting in reduced rates and terms.

GTN is primarily supplied with natural gas from the WCSB and competes with other interstate pipelines providing natural gas transportation services to markets in the U.S. Pacific Northwest, California and Nevada. These markets also have access to supplies from natural gas basins in the Rocky Mountains and the U.S. Southwest. Historically, natural gas supplies from the WCSB have been competitively priced against supplies from the other regions serving these markets. Increased competing supply sources could negatively affect the transportation value on GTN. Pacific Gas and Electric Company, GTN's largest customer, received California Public Utilities Commission approval to commit to capacity on a

24 MANAGEMENT'S DISCUSSION AND ANALYSIS

competing pipeline project out of the Rocky Mountain basin to the California border. The owner of this competing pipeline has announced it is expected to be in service in 2011.

Regulatory Risk    Regulatory decisions continue to have an impact on the financial returns from existing investments in TCPL's Canadian natural gas pipelines and are expected to have a similar impact on financial returns from future investments. Through rate applications and negotiated settlements, TCPL has been able to improve the financial returns of its Canadian natural gas pipeline and their capital structures.

Regulations and decisions issued by U.S. regulatory bodies, particularly the FERC, Environmental Protection Agency (EPA) and Department of Transportation, may have an impact on the financial performance of TCPL's U.S. pipelines. TCPL continually monitors existing and proposed regulations to determine their possible impact on its U.S. pipelines.

Throughput Risk    As transportation contracts expire, TCPL expects its U.S. natural gas pipelines to become more exposed to the risk of reduced throughput and their revenues to become more likely to experience increased variability. Throughput risk is created by supply and market competition, variations in economic activity, weather variability, natural gas pipeline competition and pricing of alternative fuels.

Refer to the Risk Management and Financial Instruments section in this MD&A for information on additional risks and managing risks in the Natural Gas Pipelines business.

NATURAL GAS PIPELINES – OUTLOOK

The Company expects demand for natural gas in North America to increase in the long term, although demand growth is expected to continue to be relatively weak in 2011. TCPL's Natural Gas Pipelines business will continue to focus on delivering natural gas to growing markets, connecting new supply and progressing development of new infrastructure to connect with natural gas from unconventional supplies such as shale gas, coalbed methane and LNG, and from the north.

Reduced throughput and greater use of shorter-distance transportation contracts are the primary factors that continue to put pressure on the Canadian Mainline to increase its tolls. This situation, coupled with the ongoing development and growth of competitive alternative natural gas supply from infrastructure in U.S. shale gas regions, is increasing competitive pressures on the Canadian Mainline. In response, TCPL continues to work closely with its stakeholders, examining the Canadian Mainline's rate design, business model and available services to develop solutions that would result in higher throughput and revenue as well as lower costs and tolls. TCPL is also pursuing the connection of new sources of U.S. natural gas supply from the Marcellus shale gas formation to the Canadian Mainline infrastructure to enhance its current markets and competitive position.

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

In the U.S., TCPL expects unconventional production will continue to be developed from shale gas formations in eastern Texas, northwestern Louisiana, Arkansas, southwestern Oklahoma and the Appalachian Mountain region. Production focus has shifted in the near term toward more oil and hydrocarbon-rich production, which is expected to increase natural gas supply in Texas and North Dakota. Supply from coalbed methane and tight gas sands in the Rocky Mountain region is also expected to grow. The resulting anticipated growth in U.S. supply should provide additional opportunities for TCPL's U.S. pipelines.

Earnings    Canadian Natural Gas Pipelines' earnings are affected by changes in investment base, ROE, capital structure and terms of toll settlements as approved by the NEB, with the most significant variables being ROE, capital structure and investment base. The Company expects continued growth of the Alberta System investment base as new supply in northeastern B.C. continues to be developed and connected to the Alberta System. TCPL also anticipates a modest level of investment in its other Canadian natural gas pipelines but expects a continued net decline in the average investment

MANAGEMENT'S DISCUSSION AND ANALYSIS 25

bases of these pipelines as annual depreciation outpaces capital investment. A net decline in the average investment base would have the effect of reducing year-over-year earnings from these assets. Under the current regulatory model, earnings from Canadian natural gas pipelines are not affected by short-term fluctuations in the commodity price of natural gas, changes in throughput volumes or changes in contract levels.

The in service of Bison in January 2011 and the expected in service of Guadalajara in mid-2011 will positively impact earnings of U.S. Natural Gas Pipelines. The ability to recontract available capacity at attractive rates is influenced by prevailing market conditions and competitive factors, including competing natural gas pipelines and supply from other natural gas sources in markets served by TCPL's U.S. pipelines. EBIT from U.S. Natural Gas Pipelines' operations is also affected by the level of OM&A costs, regulatory decisions and changes in foreign currency exchange rates.

In addition, Natural Gas Pipelines' EBIT is expected to be affected by costs to develop new pipeline projects, including the Alaska Pipeline Project.

Capital Expenditures    Total capital spending for natural gas pipelines was $1.2 billion in 2010. Capital spending for the Company's wholly owned pipelines is expected to be approximately $1.1 billion in 2011.

NATURAL GAS THROUGHPUT VOLUMES

(Bcf)	2010	2009	2008

Canadian Mainline(1)	1,666	2,030	2,173
Alberta System(2)	3,447	3,538	3,800
ANR	1,589	1,575	1,619
Foothills	1,446	1,205	1,292
Northern Border(3)	902	706	839
Great Lakes	804	727	784
GTN	802	797	783
Iroquois	343	355	376
TQM	151	164	170
Ventures LP	144	145	165
North Baja	60	96	104
Tamazunchale	52	54	53
Gas Pacifico	51	62	73
Portland	36	37	50
Tuscarora(3)	35	34	30
TransGas	30	28	26
(1)
Canadian Mainline's throughput volumes reflect physical deliveries to domestic and export markets. Customer contracting patterns have changed in recent years, therefore the Company uses physical deliveries to measure system utilization. Canadian Mainline physical receipts originating at the Alberta border and in Saskatchewan in 2010 were 1,228 Bcf (2009 – 1,579 Bcf; 2008 – 1,898 Bcf).

(2)
Field receipt volumes for the Alberta System in 2010 were 3,471 Bcf (2009 – 3,578 Bcf; 2008 – 3,843 Bcf).

(3)
Throughput volumes for Northern Border and Tuscarora reflect scheduled deliveries. Throughput volumes in previous years reflected physical deliveries.

26 MANAGEMENT'S DISCUSSION AND ANALYSIS

OIL PIPELINES

OIL PIPELINES – HIGHLIGHTS

•
The Company invested $2.7 billion in 2010 to advance Keystone.

•
The first phase of Keystone extending from Hardisty, Alberta to Wood River and Patoka in Illinois began operating at a low operating pressure in June 2010.

•
The second phase extending Keystone from Steele City, Nebraska to Cushing, Oklahoma was placed in service at the beginning of February 2011.

OIL PIPELINES – FINANCIAL ANALYSIS

Although the first phase of Keystone extending from Hardisty, Alberta to Wood River and Patoka in Illinois commenced commercial operations in June 2010, cash flows related to Keystone, other than general, administrative and support costs, were capitalized during 2010. As a condition of the NEB's approval to begin operations, Wood River/Patoka was operating at a reduced maximum operating pressure (MOP) on the Canadian conversion segment of the pipeline, which did not allow the pipeline to run at design pressure and reduced throughput capacity below the initial nominal capacity of 435,000 Bbl/d. After additional in-line inspections were completed, the NEB removed the MOP restriction in December 2010 and the required operational modifications were completed in late January 2011. As a result, the system began operating at design pressure and the Company commenced recording EBITDA for Keystone at the beginning of February 2011.

OIL PIPELINES – OPPORTUNITIES AND DEVELOPMENTS

Keystone    The Cushing Extension extends the pipeline to Cushing, Oklahoma and increases nominal capacity to 591,000 Bbl/d if design capacity is achieved. The extension began commissioning in late 2010 and commenced commercial in service at the beginning of February 2011.

After an open season conducted in 2008, Keystone secured additional firm, long-term shipper contracts to expand and extend the system. With these commitments, Keystone filed the necessary regulatory applications in Canada and the U.S. for approval to construct and operate the U.S. Gulf Coast Expansion from Western Canada to the U.S. Gulf Coast, which would provide additional pipeline capacity. In March 2010, the NEB approved the application for the new Canadian facilities required for the U.S. Gulf Coast Expansion. In April 2010, the Department of State, the lead agency for U.S. federal regulatory approvals, issued a Draft Environmental Impact Statement which concluded that the U.S. Gulf Coast Expansion would have limited environmental impact. The regulatory process conducted by the Department of State is continuing within a heightened political environment and opposition to the project has been expressed. However, the Company expects a decision regarding final regulatory approvals in mid to late 2011. Construction on the U.S. Gulf Coast Expansion is expected to begin shortly thereafter.

The capital cost of Keystone, including the U.S. Gulf Coast Expansion, is estimated to be approximately US$13 billion. The US$1 billion increase from the previously estimated capital cost of approximately US$12 billion reflects currency translation, an increase in the actual cost incurred bringing the Wood River/Patoka and Cushing Extension phases to commercial in service and an increase in estimated capital cost associated with the U.S. Gulf Coast Expansion resulting from scope changes, evolving regulatory requirements and permitting delays. At December 31, 2010, US$7.4 billion had been invested, including US$1.4 billion related to the U.S. Gulf Coast Expansion. The remaining US$5.6 billion, US$1.2 billion of which has already been committed, is expected to be invested between now and the in-service date of the expansion, which is expected in 2013. Capital costs related to the construction of Keystone are subject to capital cost risk-and reward-sharing mechanisms with Keystone's long-term committed shippers.

In August 2009, TCPL purchased ConocoPhillips' remaining interest in Keystone. The purchase gave TCPL 100 per cent ownership of Keystone.

MANAGEMENT'S DISCUSSION AND ANALYSIS 27

Three entities, each of which had entered into Transportation Service Agreements for the Cushing Extension, have filed separate Statements of Claim against certain of TCPL's Keystone subsidiaries in the Alberta Court of Queen's Bench, seeking declaratory relief, or alternatively, damages in varying amounts. One of the claims has been discontinued on a without-cost and without-liability basis. The Company believes the remaining claims to be without merit and will vigorously defend against them.

Marketlink Projects    The Company is pursuing opportunities to transport growing Bakken shale crude oil production from the Williston Basin in Montana and North Dakota to major U.S. refining markets. Following an open season conducted in the second half of 2010, the Company secured firm, five-year shipper contracts totalling 65,000 Bbl/d for its proposed Bakken Marketlink project, which would transport U.S. crude oil from Baker, Montana to Cushing on facilities that form part of the Keystone U.S. Gulf Coast Expansion. With these commitments, TCPL will file for the necessary regulatory approvals in the U.S. to construct and operate the Bakken Marketlink project. The capital cost of the incremental facilities is expected to be approximately US$140 million and commercial in service is anticipated in 2013.

Following an open season conducted in the second half of 2010, the Company secured contractual support to proceed with the Cushing Marketlink project, which would transport up to 150,000 Bbl/d of crude oil from Cushing to the U.S. Gulf Coast on facilities that form part of the U.S. Gulf Coast Expansion. With these commitments, TCPL will file for the necessary regulatory approvals in the U.S. to construct and operate the Cushing Marketlink project. Commercial in service is anticipated in 2013.

OIL PIPELINES – BUSINESS RISKS

Crude Oil Supply, Markets and Competition    Alberta produces approximately 80 per cent of the crude oil in the WCSB and is the primary source of crude oil supply for Keystone. In 2010, the WCSB produced an estimated 2.6 million Bbl/d, consisting of 1.1 million Bbl/d of conventional crude oil and condensate, and 1.5 million Bbl/d of Alberta oil sands crude oil. The production of conventional crude oil has been declining but has been offset by increases in production from the oil sands. The Alberta Energy Resources Conservation Board estimated in its June 2010 report that there are approximately 170 billion barrels of remaining established reserves in the Alberta oil sands.

In June 2010, CAPP forecast WCSB crude oil supply would increase to 3.1 million Bbl/d by 2015 and to 3.7 million Bbl/d by 2020, indicating future growth in Alberta crude oil production. CAPP estimated spending in the oil sands totalled $13 billion in 2010 and forecasts $15 billion of spending in 2011.

Keystone has contracted a significant portion of its capacity. Keystone will compete for spot market throughput with other crude oil pipelines from Alberta and for new long-term contracts as supply from the WCSB increases.

The Williston Basin, located primarily in North Dakota and Montana, is the primary source of crude oil supply for the Bakken Marketlink project. In 2010, the Williston Basin achieved production rates of nearly 400,000 Bbl/d. TCPL forecasts production levels will reach approximately 550,000 Bbl/d by 2015 due to growth in Bakken shale oil production.

The Permian Basin, located primarily in western Texas, is the primary source of crude oil for the Cushing Marketlink project. Production in the Permian Basin connected to crude oil storage facilities at Cushing is 900,000 Bbl/d and has been growing by approximately three per cent per year since 2006.

The Bakken Marketlink and Cushing Marketlink projects have contracted a significant amount of capacity. Both projects would compete for spot market throughput with other crude oil pipelines in the Williston Basin, Rocky Mountain and U.S. midcontinent regions and for new long-term contracts as supply from connected basins increases.

The markets for crude oil served by TCPL's Keystone oil pipeline are primarily refiners in the U.S. Midwest, midcontinent and Gulf Coast regions. TCPL will compete with pipelines that deliver WCSB, Williston Basin and Permian Basin crude oil to these refiners through interconnections with other pipelines. Keystone will also compete with U.S. domestically-produced crude oil and imported crude oil for markets in the U.S. Midwest, Midcontinent and Gulf Coast regions.

28 MANAGEMENT'S DISCUSSION AND ANALYSIS

Regulatory Risk    Regulations and decisions issued by Canadian and U.S. regulatory bodies, particularly the NEB, FERC, EPA and U.S. Department of Transportation, may have a significant impact on the approval, construction, timing and financial performance of TCPL's crude oil pipelines. TCPL continuously monitors existing and proposed regulations to determine their possible impact on its Oil Pipelines business.

TCPL anticipates final U.S. regulatory approvals for the U.S. Gulf Coast Expansion in mid to late 2011. However, if the expansion project as currently proposed is denied regulatory approval, the Company would look to reconfigure all or part of the project and redeploy invested capital to other pipeline opportunities and expense any unmitigated amounts.

Throughput Risk    Throughput risk for TCPL's crude oil pipelines is dependent primarily on crude oil production levels, market competition for crude oil, refinery activity and variations in economic activity. As transportation contracts expire, TCPL expects its crude oil pipelines to become more exposed to the risk of reduced throughput and revenues to become more likely to experience increased variability. To assist in managing this risk, TCPL has contracted a significant portion of capacity. Uncontracted capacity is offered to the market on a spot basis, creating the potential for increased earnings.

Plant Availability    Optimizing and maintaining plant availability is essential to the success of the oil pipelines business. TCPL has a proven history of achieving high levels of performance through the use of risk-based comprehensive preventative maintenance programs, prudent operating and capital investment, and a skilled workforce. Further mitigation is provided through firm contracts with Keystone's shippers. In the event of a force majeure, Keystone will continue to receive payments for capacity from its firm contract shippers for a limited time. In the event of a loss of capacity that is not due to force majeure, the firm payments for capacity may be reduced by the extent of the reduced capacity. Unexpected plant outages, including unexpected delays in completing planned outages, could result in lower pipeline throughput, resulting in lower sales revenue, reduced capacity payments and margins, and increased maintenance costs.

Execution and Capital Cost Risk    Capital costs related to the construction of Keystone are subject to a capital cost risk-and reward-sharing mechanism with Keystone's long-term committed shippers. This mechanism allows Keystone to adjust its tolls by a factor based on the percentage change in the capital cost of the project. Tolls for Keystone's Wood River/Patoka and Cushing Extension phases will be adjusted by a factor equal to 50 per cent of the percentage change in capital cost. Tolls on the U.S. Gulf Coast Expansion would be adjusted by a factor equal to 75 per cent of the percentage change in capital cost. Capital costs related to the construction of the Bakken Marketlink and Cushing Marketlink projects would not be subject to a capital cost risk-and reward-sharing mechanism with the shippers.

Refer to the Risk Management and Financial Instruments section in this MD&A for information on additional risks and managing risks in the Oil Pipelines business.

OIL PIPELINES – OUTLOOK

North American crude oil demand is expected to remain relatively unchanged in the long term while the availability of foreign sources of supply to North America declines. TCPL's Oil Pipelines business will continue to focus on contracting and delivering growing crude oil supply to key U.S. markets.

Producers continue to develop new crude oil supply in Western Canada. Several Alberta oil sands projects recently completed or under construction will begin to produce crude oil or will increase crude oil production in 2011 and 2012. Alberta oil sands production is forecast to increase to 2.2 million Bbl/d by 2015 from 1.5 million Bbl/d in 2010 and total Western Canada crude oil supply is projected to grow over the same period to 3.1 million Bbl/d from 2.6 million Bbl/d. The primary market for new crude oil production extends from the U.S. Midwest to the U.S. Gulf Coast and contains a large number of refineries that are capable of handling Canadian light and heavy crude oil blends. Incremental western Canadian crude oil production is expected to replace declining U.S. imports of crude oil from other countries.

The increase in WCSB crude oil exports from Alberta requires access to new markets, including markets in the U.S. Gulf Coast. TCPL will continue to pursue additional opportunities to transport crude oil from Alberta to U.S. markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS 29

Production in the Williston Basin is also growing and pipeline capacity in the region is constrained. Major markets for Williston Basin crude oil include the U.S. midcontinent and Midwest, with the U.S. Gulf Coast being a potential growth market. There are several competitive proposals to build take-away pipeline capacity for this region and TCPL will continue to compete for additional opportunities to transport Williston Basin crude oil to U.S. markets.

Take-away capacity is constrained on the pipelines serving the crude oil storage facilities at Cushing. This situation periodically causes the price of West Texas Intermediate crude oil to be depressed relative to world prices. There are several competitive proposals to build take-away pipeline capacity from this region to the U.S. Gulf Coast. TCPL will continue to compete for additional opportunities to transport Cushing crude oil to U.S. markets.

TCPL will continue to focus on operational excellence and collaboration with all stakeholders to provide services that will increase the value of the Company's business.

Earnings    TCPL began recording EBITDA from the Wood River/Patoka and the Cushing Extension phases beginning in February 2011 when they commenced full operations. TCPL expects earnings from its crude oil pipelines to increase through 2011, 2012 and 2013 as Keystone's expansion phases and the proposed Marketlink projects begin delivering crude oil. Based on current long-term commitments for Keystone, TCPL expects to record annual EBITDA of approximately US$1.3 billion, commencing in 2013, assuming a full year of commercial operations servicing both the U.S. Midwest and Gulf Coast markets. If volumes were to increase to the full commercial design of the system, TCPL would record annual EBITDA of approximately US$1.5 billion. In the future, Keystone capacity could be economically expanded in response to additional market demand.

Capital Expenditures    Total capital spending for Keystone in 2010 was $2.7 billion. Capital spending for Keystone in 2011 is expected to be approximately $1.4 billion.

30 MANAGEMENT'S DISCUSSION AND ANALYSIS

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

MANAGEMENT'S DISCUSSION AND ANALYSIS 31

CANCARB   A 27 MW facility located in Medicine Hat, Alberta fuelled by waste heat from TCPL's adjacent facility, which produces thermal carbon black (a natural gas by-product).

BRUCE POWER   Bruce Power is a nuclear generating facility located northwest of Toronto, Ontario. TCPL owns 48.8 per cent of Bruce A, which has four 750 MW reactors. Two of these reactors are currently operating and the remaining two are being refurbished. TCPL owns 31.6 per cent of Bruce B, which has four operating reactors with a combined capacity of approximately 3,200 MW.

HALTON HILLS   A 683 MW natural gas-fired, combined-cycle power plant in Halton Hills, Ontario which began commercial operations in third quarter 2010.

PORTLANDS ENERGY   A 550 MW natural gas-fired, combined-cycle power plant located in Toronto, Ontario. The plant is 50 per cent owned by TCPL.

BÉCANCOUR   A 550 MW natural gas-fired cogeneration power plant located near Trois-Rivières, Québec.

CARTIER WIND   The 590 MW Cartier Wind farm consists of five wind power projects located in Québec and is 62 per cent owned by TCPL. Three of the wind farms, Baie-des-Sables, Anse-à-Valleau and Carleton, are operating and have a total generating capacity of 320 MW. The two remaining wind farms, Gros-Morne and Montagne-Sèche, are under construction and will have total generating capacity of 270 MW.

GRANDVIEW   A 90 MW natural gas-fired cogeneration power plant located in Saint John, New Brunswick.

KIBBY WIND   A 132 MW wind farm located in Kibby and Skinner Townships in Maine. The 66 MW second phase of Kibby Wind was placed in service in October 2010.

TC HYDRO   TC Hydro has a total generating capacity of 583 MW and comprises 13 hydroelectric facilities, including stations and associated dams and reservoirs, on the Connecticut and Deerfield rivers in New Hampshire, Vermont and Massachusetts.

OSP   A 560 MW natural gas-fired, combined-cycle facility located in Burrillville, Rhode Island.

RAVENSWOOD   A 2,480 MW multiple-unit generating facility located in Queens, New York, employing dual fuel-capable steam turbine, combined-cycle and combustion turbine technology.

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

32 MANAGEMENT'S DISCUSSION AND ANALYSIS

ENERGY – HIGHLIGHTS

•
Energy's comparable EBIT was $748 million in 2010, a decrease of $36 million from $784 million in 2009.

•
In 2010, the Company invested $1.1 billion in Energy capital projects, including:

•
the 683 MW Halton Hills generating facility, which was fully commissioned in September 2010, on time and on budget;

•
the second phase of the Kibby Wind farm, which was placed in service in October 2010 and included the installation of an additional 22 turbines, ahead of schedule and on budget; and

•
the restart of Bruce A Units 1 and 2 as well as construction of Coolidge and the two remaining wind farms at Cartier Wind.

•
Successful installation of the last of the fuel channel assemblies (FCA) and significant staff demobilization at Bruce A Unit 2 was achieved.

•
Approximately 1,500 MW of generation capacity was under construction and in development at December 31, 2010, at an anticipated total capital cost of approximately $3.2 billion.

POWER PLANTS – NOMINAL GENERATING CAPACITY AND FUEL TYPE

	MW	Fuel Type

Canadian Power
Western Power
Sheerness	756	Coal
Coolidge(1)	575	Natural gas
Sundance A	560	Coal
Sundance B(2)	353	Coal
MacKay River	165	Natural gas
Carseland	80	Natural gas
Bear Creek	80	Natural gas
Redwater	40	Natural gas
Cancarb	27	Natural gas

	2,636

Eastern Power
Halton Hills	683	Natural gas
Bécancour	550	Natural gas
Cartier Wind(3)	365	Wind
Portlands Energy(4)	275	Natural gas
Grandview	90	Natural gas

	1,963

Bruce(5)	2,480	Nuclear

	7,079

U.S. Power
Ravenswood	2,480	Natural gas/oil
TC Hydro	583	Hydro
OSP	560	Natural gas
Kibby Wind	132	Wind

	3,755

Total Nominal Generating Capacity	10,834

(1)
Currently under construction.

(2)
Represents TCPL's 50 per cent share of the Sundance B power plant output.

(3)
Represents TCPL's 62 per cent share of the total 590 MW project, including 168 MW under construction.

(4)
Represents TCPL's 50 per cent share of the total 550 MW facility.

(5)
Represents TCPL's 48.8 per cent proportionate interest in Bruce A and 31.6 per cent proportionate interest in Bruce B.

MANAGEMENT'S DISCUSSION AND ANALYSIS 33

ENERGY – RESULTS

Year ended December 31 (millions of dollars)	2010	2009	2008

Canadian Power
Western Power	220	279	510
Eastern Power(1)	231	220	147
Bruce Power	298	352	275
General, administrative and support costs	(38)	(39)	(39)

Canadian Power Comparable EBITDA(2)	711	812	893
Depreciation and amortization	(242)	(227)	(198)

Canadian Power Comparable EBIT(2)	469	585	695

U.S. Power (in U.S. dollars)
Northeast Power(3)	335	210	256
General, administrative and support costs	(32)	(40)	(38)

U.S. Power Comparable EBITDA(2)	303	170	218
Depreciation and amortization	(116)	(92)	(38)

U.S. Power Comparable EBIT(2)	187	78	180
Foreign exchange	7	8	8

U.S. Power Comparable EBIT(2) (in Canadian dollars)	194	86	188

Natural Gas Storage
Alberta Storage	140	173	152
General, administrative and support costs	(8)	(9)	(14)

Natural Gas Storage Comparable EBITDA(2)	132	164	138
Depreciation and amortization	(15)	(14)	(17)

Natural Gas Storage Comparable EBIT(2)	117	150	121

Business Development Comparable EBITDA and EBIT(2)	(32)	(37)	(52)

Energy Comparable EBIT(2)	748	784	952

Summary:
Energy Comparable EBITDA(2)	1,125	1,131	1,210
Depreciation and amortization	(377)	(347)	(258)

Energy Comparable EBIT(2)	748	784	952
Specific items:
Risk management activities	(8)	1	–
Write-down of Broadwater LNG project costs	–	–	(41)

Energy EBIT(2)	740	785	911

(1)
Includes Halton Hills, Portlands Energy and Carleton effective September 2010, April 2009 and November 2008, respectively.

34 MANAGEMENT'S DISCUSSION AND ANALYSIS

(2)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA, Comparable EBIT and EBIT.

(3)
Includes phase one and two of Kibby Wind, and Ravenswood effective October 2009, October 2010 and August 2008, respectively.

Energy's Comparable EBIT was $748 million in 2010 compared to $784 million in 2009 and $952 million in 2008. Comparable EBIT in 2010 and 2009 excluded net unrealized losses of $8 million and net unrealized gains of $1 million, respectively, from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities. TCPL manages its proprietary Natural Gas Storage business by simultaneously entering into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period. Fair value adjustments are recorded each period on proprietary natural gas inventory in storage and on the forward contracts, however, these adjustments are not representative of the amounts that will be realized on settlement. U.S. Power focuses on selling power under short- and long-term contracts to wholesale, commercial and industrial customers and manages exposure to fluctuations in spot prices on these power sales either with the purchase of power or the purchase of fuel to generate power from its assets, effectively locking in positive margins. These Natural Gas Storage and U.S. Power contracts provide effective economic hedges which effectively lock in a margin but do not meet the specific criteria required for hedge accounting treatment and, therefore, are recorded at their fair value based on forward market prices for the contracted month of delivery. These forwards are excluded in determining Comparable Earnings as their fair value is not representative of amounts that will be realized on settlement. Comparable EBIT in 2008 excluded the $41 million write-down of costs previously capitalized for the Broadwater LNG project.

ENERGY – FINANCIAL ANALYSIS

Western Power    As at December 31, 2010, Western Power owned or had the rights to approximately 2,600 MW of power supply in Alberta and the western U.S. from its three long-term power purchase arrangements (PPA), five natural gas-fired cogeneration facilities and a simple-cycle, natural gas peaking facility under construction in Arizona. The current operating power supply portfolio of Western Power in Alberta comprises approximately 1,700 MW of low-cost, baseload, coal-fired generation through the three long-term PPAs and approximately 400 MW of natural gas-fired cogeneration assets. This supply portfolio includes some of the lowest cost and most competitive power generation in the Alberta market area. The Sheerness and Sundance B PPAs expire in 2020, while the Sundance A PPA expires in 2017. Plant operations in Alberta consist of five natural gas-fired cogeneration power plants whose capacity ranges from 27 MW to 165 MW. A portion of the expected output from the Western Power facilities is sold under long-term contracts and the remaining output is subject to fluctuations in the price of power and natural gas.

Western Power relies on its two integrated functions, marketing and plant operations, to generate earnings. The marketing function, based in Calgary, Alberta, purchases and resells electricity sourced through the PPAs, markets uncommitted volumes from the cogeneration facilities, and purchases and resells power and natural gas to maximize the value of the cogeneration facilities. The marketing function is critical for optimizing Energy's return from its portfolio of power supply and managing risks associated with uncontracted volumes. A portion of Energy's power is sold into the spot market to ensure supply in case of unexpected plant outages. The overall amount of spot market volumes is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management helps to minimize costs in situations where TCPL would otherwise have to purchase electricity in the open market to fulfil its contractual sales obligations. To reduce exposure to spot market prices on uncontracted volumes, Western Power had, as at December 31, 2010, fixed-price power sales contracts to sell approximately 7,400 gigawatt hours (GWh) in 2011 and 6,300 GWh in 2012.

Eastern Power    Eastern Power owns approximately 2,000 MW of power generation capacity, including facilities under construction. Eastern Power's current operating power generation assets are Halton Hills, Bécancour, three Cartier Wind farms, Portlands Energy and Grandview.

Halton Hills was placed in service in September 2010 and provides power under a 20-year Clean Energy Supply contract with the Ontario Power Authority (OPA).

MANAGEMENT'S DISCUSSION AND ANALYSIS 35

Bécancour's entire power output is supplied to Hydro-Québec under a 20-year power purchase contract expiring in 2026. Steam from this facility is sold to an industrial customer for use in commercial processes. Electricity generation at the Bécancour power plant has been suspended since January 2008 as a result of an agreement entered into with Hydro-Québec. Under the agreement, TCPL continues to receive payments similar to those that would have been received under the normal course of operation. Suspension of electricity generation at the Bécancour power facility is discussed further in the Energy – Opportunities and Developments section in this MD&A.

Three of Cartier Wind's operating wind farms, Carleton, Anse-à-Valleau, and Baie-des-Sables, were placed in service in November 2008, 2007 and 2006, respectively. Output from these wind farms is supplied to Hydro-Québec under 20-year power purchase contracts.

Portlands Energy was placed in service in April 2009. This facility provides power under a 20-year Accelerated Clean Energy Supply contract with the OPA.

Grandview is located on the site of the Irving Oil refinery in Saint John, New Brunswick. TCPL and Irving Oil are under a 20-year tolling arrangement, which expires in 2025, through which Irving Oil supplies fuel for the 90 MW plant and is contracted to purchase 100 per cent of the plant's heat and electricity output.

Eastern Power is focused on selling power under long-term contracts. In 2008, 2009 and 2010, all of Eastern Power sales volumes were sold under contract and are expected to continue to be 100 per cent sold under contract in 2011 and 2012.

Western and Eastern Canadian Power Comparable EBIT(1)(2)

Year ended December 31 (millions of dollars)	2010	2009	2008

Revenues
Western power	714	788	1,140
Eastern power(2)	330	281	175
Other(3)	84	86	138

	1,128	1,155	1,453

Commodity purchases resold
Western power	(431)	(451)	(517)
Other(3)(4)	(26)	(26)	(64)

	(457)	(477)	(581)

Plant operating costs and other	(220)	(179)	(215)
General, administrative and support costs	(38)	(39)	(39)

Comparable EBITDA(1)	413	460	618
Depreciation and amortization	(140)	(138)	(124)

Comparable EBIT(1)	273	322	494

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.

(2)
Includes Halton Hills, Portlands Energy and Carleton effective September 2010, April 2009 and November 2008, respectively.

(3)
Includes sales of excess natural gas purchased for generation, sales of thermal carbon black and sales of sulphur in 2008. Effective January 1, 2010, the net impact of derivatives used to purchase and sell natural gas to manage Western and Eastern Power's assets is presented on a net basis in Other Revenues. Comparative results for 2009 and 2008 reflect amounts reclassified to Other Revenues from Other Commodity Purchases Resold.

(4)
Includes the cost of excess natural gas not used in operations.

36 MANAGEMENT'S DISCUSSION AND ANALYSIS

Western and Eastern Canadian Power Operating Statistics(1)

Year ended December 31	2010	2009	2008

Sales Volumes (GWh)
Supply
Generation
Western Power	2,373	2,334	2,322
Eastern Power	2,359	1,550	1,069
Purchased
Sundance A & B and Sheerness PPAs	10,785	10,603	12,368
Other purchases	429	529	970

	15,946	15,016	16,729

Sales
Contracted
Western Power	10,211	9,944	11,284
Eastern Power	2,375	1,588	1,232
Spot
Western Power	3,360	3,484	4,213

	15,946	15,016	16,729

Plant Availability(2)
Western Power(3)	95%	93%	87%
Eastern Power(4)	94%	97%	97%

(1)
Includes Halton Hills, Portlands Energy and Carleton effective September 2010, April 2009 and November 2008, respectively.

(2)
Plant availability represents the percentage of time in a year that the plant is available to generate power regardless of whether it is running.

(3)
Excludes facilities that provide power to TCPL under PPAs.

(4)
Bécancour has been excluded from the availability calculation, as power generation at the facility has been suspended since 2008.

Western Power's Comparable EBITDA of $220 million and Power Revenues of $714 million in 2010 decreased $59 million and $74 million, respectively, compared to 2009 primarily due to lower overall realized power prices. Realized prices were negatively affected by lower contracted prices in 2010 compared to 2009 due to the continued impact of the North American economic downturn and the timing of certain unplanned outages that occurred in 2010 during periods of high spot prices. Approximately 25 per cent of Western Power's sales volumes were sold in the spot market in 2010 compared to 26 per cent in 2009.

Eastern Power's Comparable EBITDA of $231 million and Power Revenues of $330 million in 2010 increased $11 million and $49 million, respectively, compared to 2009. These increases were primarily due to incremental earnings from Halton Hills and Portlands Energy, which went into service September 2010 and April 2009, respectively, partially offset by lower contracted revenue from the Bécancour facility. Results from Bécancour are consistent with the expected contracted earnings based on the original electricity supply contract with Hydro-Québec.

Plant Operating Costs and Other, which includes natural gas fuel consumed in power generation, of $220 million in 2010 increased $41 million from 2009 primarily due to incremental fuel consumed at Portlands Energy and Halton Hills.

Western Power's Comparable EBITDA of $279 million and Power Revenues of $788 million in 2009 decreased $231 million and $352 million, respectively, compared to 2008. The decrease was primarily due to lower overall realized prices on reduced volumes of power sold as a result of the economic downturn. Western Power's Comparable EBITDA in 2008 included $23 million related to sulphur sales. Commodity Purchases Resold decreased $66 million in 2009 compared to 2008 primarily due to a reduction in volumes purchased and the expiry of certain retail contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS 37

Approximately 26 per cent of power sales volumes were sold in the spot market in 2009 compared to 27 per cent in 2008.

Eastern Power's Comparable EBITDA of $220 million and Power Revenues of $281 million in 2009 increased $73 million and $106 million, respectively, compared to 2008. The increase was primarily due to incremental earnings from Portlands Energy, which was placed in service in April 2009, and the Carleton wind farm at Cartier Wind, which went into service in November 2008, as well as higher contracted revenue from the Bécancour facility.

Other Revenues and Other Commodity Purchases Resold were $86 million and $26 million, respectively, in 2009 compared to $138 million and $64 million, respectively, in 2008. The decreases in 2009 reflect the lower price of natural gas purchased for operations but not used. Other Revenues in 2008 included $23 million related to sulphur sales.

Plant Operating Costs and Other, which includes natural gas fuel consumed in power generation, of $179 million in 2009 decreased $36 million from 2008 primarily due to lower prices for natural gas in Western Power, partially offset by incremental fuel consumed at Portlands Energy.

Western Power's plants operated with an average availability of approximately 95 per cent in 2010, 93 per cent in 2009 and 87 per cent in 2008. The increases in 2010 and 2009 were primarily due to the return to service of the Cancarb facility in April 2009.

Bruce Power    Bruce Power is a nuclear power generation facility located northwest of Toronto, Ontario and comprises Bruce A and Bruce B. Bruce A has four 750 MW reactors, two of which are operating and two are being refurbished. The two units being refurbished are expected to resume commercial operations in first quarter and third quarter 2012. Bruce B has four operating reactors with a combined capacity of 3,200 MW. As at December 31, 2010, TCPL and BPC Generation Infrastructure Trust (BPC), a trust established by the Ontario Municipal Employees Retirement System (OMERS), each owned a 48.8 per cent interest in Bruce A (2009 – 48.8 per cent; 2008 – 48.9 per cent). The remaining 2.4 per cent interest in Bruce A is owned by the Power Workers' Union Trust (PWU), the Society of Energy Professionals Trust (SEP) and the Bruce Power Employee Investment Trust. Bruce A subleases Bruce A Units 1 to 4 from Bruce B. TCPL, OMERS and Cameco Corporation each own 31.6 per cent of Bruce B, which consists of Units 5 to 8 and the supporting site infrastructure. The remaining interest in Bruce B is owned by PWU and SEP.

The following Bruce Power financial results reflect TCPL's proportionate share of the eight Bruce Power units, six of which were operating:

38 MANAGEMENT'S DISCUSSION AND ANALYSIS

Bruce Power Results(1)

(TCPL's proportionate share) Year ended December 31 (millions of dollars unless otherwise indicated)	2010	2009	2008

Revenues(2)	862	883	785
Operating expenses	(564)	(531)	(510)

Comparable EBITDA(1)	298	352	275

Bruce A Comparable EBITDA(1)	91	48	78
Bruce B Comparable EBITDA(1)	207	304	197

Comparable EBITDA(1)	298	352	275
Depreciation and amortization	(102)	(89)	(74)

Comparable EBIT(1)	196	263	201

Bruce Power – Other Information
Plant availability(3)
Bruce A	81%	78%	82%
Bruce B	91%	91%	87%
Combined Bruce Power	88%	87%	86%
Planned outage days
Bruce A	60	56	91
Bruce B	70	45	100
Unplanned outage days
Bruce A	64	82	27
Bruce B	34	47	65
Sales volumes (GWh)
Bruce A	5,026	4,894	5,159
Bruce B	8,184	7,767	7,799

	13,210	12,661	12,958

Results per MWh
Bruce A power revenues	$65	$64	$62
Bruce B power revenues(4)	$58	$64	$57
Combined Bruce Power revenues	$60	$64	$59
Percentage of Bruce B output sold to spot market(5)	82%	43%	33%

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.

(2)
Revenues include Bruce A fuel cost recoveries of $29 million in 2010 (2009 – $34 million; 2008 – $30 million). Revenues also include Bruce B unrealized losses of $6 million as a result of changes in the fair value of held-for-trading derivatives in 2010 (2009 – $5 million gains; 2008 – $2 million losses).

(3)
Plant availability represents the percentage of time in a year that the plant is available to generate power regardless of whether it is running.

(4)
Includes revenues received under the floor price mechanism, from contract settlements and deemed generation, and the associated volumes.

(5)
All of Bruce B's output is covered by the floor price mechanism, including volumes sold to the spot market.

TCPL's proportionate share of Bruce Power's Comparable EBITDA decreased $54 million to $298 million in 2010 compared to 2009. Comparable EBITDA in 2010 included the positive net impact of a payment made in 2010 by Bruce B to Bruce A related to amendments made in 2009 to the agreements with the OPA. The net positive impact to TCPL from the payment reflected TCPL's higher percentage ownership in Bruce A.

TCPL's proportionate share of Bruce A's Comparable EBITDA increased $43 million to $91 million in 2010 compared to 2009 primarily as a result of the payment received from Bruce B, lower operating expenses due to a decrease in outage days and higher volumes.

MANAGEMENT'S DISCUSSION AND ANALYSIS 39

TCPL's proportionate share of Bruce B's Comparable EBITDA decreased $97 million to $207 million in 2010 compared to 2009. The decrease was primarily due to lower realized prices resulting from expiration of fixed-price contracts at higher prices, the payment made to Bruce A and a higher annual lease expense in 2010, partially offset by higher volumes. Provisions in the lease agreement with Ontario Power Generation allow for a reduction in the annual lease expense if the annual average Ontario spot price for electricity is less than $30 per megawatt hour (MWh). No lease expense reduction was available in 2010 while lease expense was reduced in 2009. The annual average Ontario spot price was $36.25 per MWh in 2010 compared to $29.52 per MWh in 2009 and $48.83 per MWh in 2008.

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. In both 2010 and 2009, no amounts recorded in revenue were repaid. Bruce B did not recognize into revenue any of the support payments received under the floor price mechanism in 2008 as the average spot price exceeded the floor price.

Bruce Power's Depreciation and Amortization increased $13 million in 2010 compared to 2009 and $15 million in 2009 compared to 2008 primarily due to capital additions.

TCPL's proportionate share of Bruce Power's Comparable EBITDA of $352 million in 2009 increased $77 million compared to 2008 as a result of higher realized prices and reduced annual lease expense, partially offset by lower volumes and higher operating expenses for Bruce A.

TCPL's proportionate share of Bruce Power's generation in 2010 increased to 13,210 GWh compared to 12,661 GWh in 2009, partially due to periods in 2009 when the Independent Electricity System Operator (IESO) curtailed certain units at Bruce Power to address surplus baseload generation in Ontario. During these unit curtailments by the IESO, Bruce Power received deemed generation payments at OPA contract prices. Including deemed generation, the combined average availability of Bruce A and Bruce B was 88 per cent in 2010 compared to 87 per cent in 2009 and 86 per cent in 2008.

The overall plant availability percentage in 2011 is expected to be in the mid-80s for the two operating Bruce A units and in the high 80s for the four Bruce B units. Bruce A expects an outage of approximately one week on Unit 3 in July 2011 and, following approval from the Canadian Nuclear Safety Commission, the West Shift Plus outage of approximately six months is scheduled to commence in early November 2011 on Unit 3. The West Shift Plus outage is a key part of the life extension strategy for Unit 3 and is an extension of the West Shift program which was successfully executed in 2009. A maintenance outage of approximately three weeks commenced on February 1, 2011 on Bruce B Unit 8 and outages of approximately seven weeks are scheduled to begin in mid-April 2011 for Bruce B Unit 7 and in mid-October 2011 for Bruce B Unit 5.

Bruce A

Under a contract with the OPA, all of the output from Bruce A is sold at a fixed price per MWh, adjusted annually for inflation on April 1. In addition, fuel costs are recovered from the OPA.

Bruce A Fixed Price

per MWh

April 1, 2010 – March 31, 2011	$64.71
April 1, 2009 – March 31, 2010	$64.45
April 1, 2008 – March 31, 2009	$63.00

Bruce B

As part of Bruce Power's contract with the OPA, all output from Bruce B Units 5 to 8 is subject to a floor price adjusted annually for inflation on April 1.

40 MANAGEMENT'S DISCUSSION AND ANALYSIS

Bruce B Floor Price

per MWh

April 1, 2010 – March 31, 2011	$48.96
April 1, 2009 – March 31, 2010	$48.76
April 1, 2008 – March 31, 2009	$47.66

Payments received pursuant to the Bruce B floor price mechanism were previously subject to a recapture payment dependent on annual spot prices over the entire term of the contract. In July 2009, the contract with the OPA was amended making payments received pursuant to the floor price mechanism subject to recapture payments dependent on monthly average spot prices only within each calendar year.

Bruce B enters into fixed-price contracts under which it receives the difference between the contract price and spot price. As a result, Bruce B's 2010 realized price of $58 per MWh reflected revenues recognized from both the floor price mechanism and contract sales. Realized prices were $64 per MWh and $57 per MWh in 2009 and 2008, respectively. Most of the higher-priced contracts entered into in prior years expired at December 31, 2010, which is expected to result in a further reduction in realized prices at Bruce B for future periods. As at December 31, 2010, Bruce B had entered into fixed-price contracts to sell forward approximately 500 GWh for 2011 and 700 GWh for 2012, representing TCPL's proportionate share.

U.S. Power    U.S. Power owns approximately 3,800 MW of power generation capacity, consisting of Ravenswood, TC Hydro, Ocean State Power (OSP), and Kibby Wind. Ravenswood, located in Queens, New York and acquired in August 2008, is a 2,480 MW natural gas and oil-fired generating facility consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology with the capacity to serve approximately 20 per cent of the overall peak load in New York City. The TC Hydro assets include 13 hydroelectric stations housing a total of 39 hydroelectric generating units in New Hampshire, Vermont and Massachusetts with total generating capacity of 583 MW. OSP, a 560 MW natural gas-fired combined-cycle facility, is the largest power plant in Rhode Island and Kibby Wind is a 132 MW wind farm located in Maine. The first 66 MW phase of Kibby Wind was placed in service in October 2009 and the second 66 MW phase went into service in October 2010.

U.S. Power conducts its business primarily in the deregulated New England, New York and PJM Interconnection power markets, and continues to expand its marketing presence and customer base. PJM Interconnection is a regional transmission organization that coordinates the movement of wholesale electricity in all or parts of 13 states and the District of Columbia. U.S. Power focuses on selling power under short- and long-term contracts to wholesale, commercial and industrial customers in these markets. To manage exposure to fluctuations in spot prices, power sales are hedged with the purchase of power or the purchase of fuel to generate power from its assets, effectively locking in positive margins.

The New York Independent System Operator (NYISO) relies on a locational capacity market intended to promote investment in new and existing power resources needed to meet growing consumer demand and maintain a reliable power system. At present, a series of voluntary forward auctions and a mandatory spot demand curve price setting process are used to determine the price paid to capacity suppliers. There are two annual six-month strip forward auctions and 12 monthly forward auctions in which buyer and seller participation is optional. All remaining available capacity is required to participate in a monthly spot auction in the final week prior to each capacity month. The spot auction clears at a price based on a downward-sloping demand curve, the parameters of which are determined by the NYISO and approved by the FERC. There are separate demand curves for each of three defined capacity zones: Long Island, New York City and Rest of State. The Ravenswood capacity is located in the New York City capacity zone.

The New England Power Pool relies on a Forward Capacity Market (FCM) to promote investment in new and existing power resources needed to meet growing consumer demand and maintain a reliable power system. This capacity market operated on a transition basis from 2007 to 2009. During this period, OSP and TC Hydro received capacity transition payments under this mechanism as specified in the FERC-approved FCM settlement. Beginning in June 2010, the price paid for capacity was determined by annual competitive FCM auctions, which are held three years in advance of the applicable capacity year. Future auction results will be affected by actual versus projected demand, the pace of progress in developing new qualifying resources that bid into the auctions and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS 41

U.S. Power Comparable EBIT(1)(2)

Year ended December 31 (millions of U.S. dollars)	2010	2009	2008

Revenues
Power(3)	1,090	742	1,143
Capacity	231	169	80
Other(3)(4)	78	79	42

	1,399	990	1,265

Commodity purchases resold(3)
Power	(543)	(309)	(510)
Other(5)	–	–	(257)

	(543)	(309)	(767)

Plant operating costs and other(4)	(521)	(471)	(242)
General, administrative and support costs	(32)	(40)	(38)

Comparable EBITDA(1)	303	170	218
Depreciation and amortization	(116)	(92)	(38)

Comparable EBIT(1)	187	78	180

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA and Comparable EBIT.

(2)
Includes phases one and two of Kibby Wind, and Ravenswood as of October 2009, October 2010 and August 2008, respectively.

(3)
Effective January 1, 2010, the net impact of derivatives used to purchase and sell power, natural gas and fuel oil to manage U.S. Power's assets is presented on a net basis in Power Revenues. Comparative results for 2009 and 2008 reflect amounts reclassified to Power Revenues from Commodity Purchases Resold and Other Revenues.

(4)
Includes revenues and costs related to a third-party service agreement at Ravenswood.

(5)
Includes the cost of excess physical natural gas not used in operations, which was purchased under the terms of contracts that expired in 2008.

U.S. Power Operating Statistics(1)

Year ended December 31	2010	2009	2008

Sales Volumes (GWh)
Supply
Generation	6,755	5,993	3,974
Purchased	8,899	5,310	6,020

	15,654	11,303	9,994

Sales
Contracted	14,485	10,205	9,758
Spot	1,169	1,098	236

	15,654	11,303	9,994

Plant Availability(2)	86%	79%	75%

(1)
Includes phases one and two of Kibby Wind, and Ravenswood as of October 2009, October 2010 and August 2008, respectively.

(2)
Plant availability represents the percentage of time in a year that the plant is available to generate power regardless of whether it is running.

U.S. Power's Comparable EBITDA was US$303 million in 2010, US$133 million higher than the US$170 million earned in 2009. The increase was primarily due to growth in capacity revenue, higher volumes of power sold in the

42 MANAGEMENT'S DISCUSSION AND ANALYSIS

New England and New York markets, reduced lease costs, higher realized prices and incremental earnings from Kibby Wind.

U.S. Power's Power Revenues of US$1,090 million in 2010 increased US$348 million from US$742 million in 2009 primarily due to higher volumes of power sold, higher realized power prices, and incremental revenues from Kibby Wind. Capacity Revenue of US$231 million in 2010 increased US$62 million from US$169 million in 2009 primarily due to higher capacity prices as a result of the long-planned retirement of a power generating facility owned by the New York Power Authority, which occurred at the end of January 2010. The increases in capacity prices were partially offset by the impact of the Ravenswood Unit 30 outage, which occurred from September 2008 to May 2009.

Power Commodity Purchases Resold increased US$234 million in 2010 compared to 2009 primarily due to an increase in the quantity of power purchased for resale under U.S. Power's power sales commitments to wholesale, commercial and industrial customers in New England.

Plant Operating Costs and Other increased US$50 million in 2010 compared to 2009 primarily due to higher generation volumes and fuel costs, partially offset by reduced lease costs.

Depreciation and Amortization increased US$24 million in 2010 compared to 2009 and includes a full year of depreciation expense for phase one of Kibby Wind.

U.S. Power's Comparable EBITDA was US$170 million in 2009, US$48 million lower than the US$218 million earned in 2008. The decrease was primarily due to reduced power prices and lower margins realized on generation volumes in New England, partially offset by the benefit of forward hedging activities. Lower realized prices were a result of the economic downturn coupled with unseasonably mild weather. These decreases were partially offset by incremental revenue realized on contract sales at higher than average spot market prices in New England and by incremental EBITDA from a full year of operations at the Ravenswood facility, which was acquired in August 2008. On December 31, 2008, Ravenswood fulfilled its obligations under a tolling agreement with a third party that was in place at the time of its acquisition.

U.S. Power achieved plant availability of 86 per cent in 2010 compared to 79 per cent in 2009 and 75 per cent in 2008. The fluctuations in availability were primarily due to the unplanned outage of the Ravenswood Unit 30 from September 2008 to May 2009.

In 2010, seven per cent of power sales volumes were sold into the spot market compared to 10 per cent in 2009. As at December 31, 2010, U.S. Power had entered into fixed-price power sales contracts to sell approximately 11,400 GWh in 2011 and 6,600 GWh in 2012, including financial contracts. Certain contracted volumes are dependent on customer usage levels and actual amounts contracted in future periods will depend on market liquidity and other factors.

Natural Gas Storage    TCPL owns or has rights to 129 Bcf of non-regulated natural gas storage capacity in Alberta, including a 60 per cent ownership interest in CrossAlta, an independently operated storage facility, and contracts for long-term Alberta-based storage capacity from a third party, which expire in 2030, subject to early termination rights in 2015.

Natural Gas Storage Capacity

	Working Gas Storage Capacity (Bcf)	Maximum Injection/ Withdrawal Capacity (mmcf/d)

Edson	50	725
CrossAlta(1)	41	550
Third-party storage	38	630

	129	1,905

(1)
Represents TCPL's 60 per cent ownership interest in CrossAlta. Working gas storage capacity can vary due to the amount of base gas in the facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS 43

The Company's natural gas storage capability helps balance seasonal and short-term supply and demand, and adds flexibility to the delivery of natural gas to markets in Alberta and the rest of North America. Alberta-based storage will continue to serve market needs and could play an important role as additional natural gas supplies are connected to North American markets. Energy's natural gas storage business operates independently from TCPL's regulated natural gas transmission business and from ANR's regulated storage business, which is included in the Natural Gas Pipelines segment.

TCPL manages the exposure of its non-regulated natural gas storage assets to seasonal natural gas price spreads by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales.

Market volatility creates arbitrage opportunities and TCPL's storage facilities provide customers with the ability to capture value from short-term price movements. At December 31, 2010, TCPL had contracted approximately 56 per cent of the total 129 Bcf of working gas storage capacity in 2011 and 27 per cent of storage capacity in 2012. Earnings from third-party storage capacity contracts are recognized over the terms of the contracts.

Proprietary natural gas storage transactions consist of a forward purchase of natural gas to be injected into storage and a simultaneous forward sale of natural gas for withdrawal at a later period, typically during the winter withdrawal season. By matching purchase and sales volumes on a back-to-back basis, TCPL locks in future positive margins, effectively eliminating its exposure to natural gas seasonal price spreads. The seasonal nature of natural gas storage generally results in higher revenue in the winter months.

Natural Gas Storage's Comparable EBITDA in 2010 was $132 million compared to $164 million in 2009. The $32 million decrease in EBITDA was primarily due to decreased proprietary natural gas and third-party storage revenues as a result of lower realized natural gas price spreads. Natural Gas Storage's Comparable EBITDA was $164 million in 2009 compared to $138 million in 2008. The increase in 2009 was due to increased storage revenues as a result of higher realized natural gas price spreads.

Business Development    Business Development Comparable EBITDA losses decreased $5 million in 2010 compared to 2009 and $15 million in 2009 compared to 2008 primarily due to the timing of expenses on certain key projects.

44 MANAGEMENT'S DISCUSSION AND ANALYSIS

ENERGY – OPPORTUNITIES AND DEVELOPMENTS

Bruce Power    In accordance with terms of the 2005 Bruce Power Refurbishment Implementation Agreement (BPRIA) between Bruce Power and the OPA, Bruce A committed to refurbish and restart the idle Units 1 and 2 and refurbish the operating Units 3 and 4 under certain conditions.

In August 2007, Bruce Power and the OPA agreed to amend the BPRIA to expand the scope of the refurbishment contemplated for Unit 4.

In July 2009, Bruce Power and the OPA agreed to amend the BPRIA to include the following:

•
elimination of the requirement that annual net payments received under the Bruce B floor price mechanism be subject to repayment in future years. Instead, amounts received under the floor price mechanism within a calendar year will be subject to repayment only if the monthly average spot price for that year exceeds the floor price;

•
Bruce Power will receive deemed generation payments from the OPA at contract prices in the event Bruce Power's generation is reduced due to system curtailments on the IESO-controlled grid in Ontario;

•
the original terms of the BPRIA provided that the cumulative contingent support payments received by Bruce A, which are equal to the difference between the fixed prices under the BPRIA and spot market prices, were capped at $575 million until both of Units 1 and 2 go into commercial service. The amendment removed the $575 million cap on these contingent support payments and stipulated that the payments would be suspended if both Units 1 and 2 were not in commercial service by December 31, 2011; and

•
the capital cost-sharing mechanism for the refurbishment and restart of Bruce A Units 1 and 2 was amended to eliminate the requirement that the OPA share in any costs for Units 1 and 2 in excess of $3.4 billion. Previously, the OPA was responsible for 25 per cent of cost refurbishment above $3.4 billion through a future adjustment to the fixed price paid to Bruce Power for power generated by the Bruce A units.

In February 2011, the BPRIA was further amended to reflect the following:

•
the suspension date for contingent support payments on Bruce A output was extended to June 1, 2012 from December 31, 2011 and, as a result, all output from Bruce A will receive spot prices from June 1, 2012 until the restart of Units 1 and 2 is complete; and

•
a recovery of costs incurred by Bruce A in connection with development of fuel programs.

Refurbishment work on Units 1 and 2 reached a significant milestone in December 2010 with Atomic Energy of Canada Ltd.'s (AECL) substantial completion of work in connection with Unit 2. Substantial completion of the Unit 2 work resulted in a significant reduction of the AECL workforce and enabled AECL to focus on the installation of FCAs at Unit 1. The installation of these FCAs is the final stage of AECL's work on the reactors. AECL is expected to complete FCA installation on Unit 1 in second quarter 2011.

Subject to regulatory approval, Bruce Power expects to load fuel into Unit 2 in second quarter 2011 and achieve a first synchronization of the generator to the electrical grid by the end of 2011, with commercial operation expected to occur in first quarter 2012. Bruce Power expects to load fuel into Unit 1 in third quarter 2011, with a first synchronization of the generator during first quarter 2012 and commercial operation expected to occur during third quarter 2012. Plant commissioning and testing are underway and will accelerate in second quarter 2011 when construction activities are essentially complete. TCPL's share of the total capital cost is expected to be approximately $2.4 billion.

As at December 31, 2010, Bruce A had incurred approximately $4.0 billion in costs for the refurbishment and restart of Units 1 and 2, and approximately $0.3 billion for the refurbishment of Units 3 and 4.

Halton Hills    The $700 million Halton Hills generating station went into service on September 1, 2010, on time and on budget. Power from the 683 MW natural gas-fired power plant in Halton Hills, Ontario is sold to the OPA under a 20-year Clean Energy Supply contract.

Oakville    In September 2009, the OPA awarded TCPL a 20-year Clean Energy Supply contract to build, own and operate a 900 MW power generating station in Oakville, Ontario. TCPL expected to invest approximately $1.2 billion in the natural gas-fired, combined-cycle plant. In October 2010, the Government of Ontario announced that it would not

MANAGEMENT'S DISCUSSION AND ANALYSIS 45

proceed with the Oakville generating station. TCPL is negotiating a settlement with the OPA that would terminate the Clean Energy Supply contract and compensate TCPL for the economic consequences associated with the contract's termination.

Kibby Wind    The 66 MW second phase of the Kibby Wind power project went into service in October 2010 and included the installation of an additional 22 turbines, which were all erected ahead of schedule and on budget. The two phases of the project have a combined capacity of 132 MW and total capital cost of US$350 million. A total of 30 MW of energy and associated renewable energy credits produced by Kibby Wind have been sold at fixed prices for a term of 10 years. Phase one of the project received government incentive payments totalling US$44 million under the federal U.S. stimulus package. Phase two is also expected to qualify for payments under the program.

Sundance A    On February 8, 2011, TCPL received from TransAlta Corporation (TransAlta) notice under the Sundance A PPA that TransAlta has determined that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored and that TransAlta therefore seeks to terminate the PPA in respect of those units. TCPL has not received any information that would validate TransAlta's determination that the units cannot be economically restored to service.

TCPL has 10 business days from the date of TransAlta's notice to either agree with or dispute TransAlta's determination that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored. TCPL will assess any information provided by TransAlta during this 10-day period. If TCPL disputes TransAlta's determination, the issue will be resolved using the dispute resolution procedure under the terms of the PPA.

In December 2010, the Sundance 1 and 2 generating units were withdrawn from service for testing. In January 2011, these same units were subject to a force majeure claim by TransAlta under the PPA. TCPL has received insufficient information to make an assessment of TransAlta's force majeure claim and therefore has recorded revenues under the PPA as though this event was a normal plant outage.

Sundance B    In second quarter 2010, Sundance B Unit 3 experienced an unplanned outage related to mechanical failure of certain generator components that the facility operator, TransAlta, has asserted is a force majeure event. TCPL has received no information that validates a claim of force majeure and therefore has recorded revenues under the PPA as though this event was a normal plant outage. TCPL is pursuing the remedies available to it under the terms of the PPA.

Coolidge    At December 31, 2010, construction of the US$500 million Coolidge generating station located near Phoenix, Arizona was approximately 95 per cent complete and commissioning was approximately 80 per cent finished. The 575 MW, simple-cycle, natural gas-fired peaking power facility is expected to be in service in second quarter 2011. All of the power produced by the facility will be sold under a 20-year PPA to the Salt River Project Agricultural Improvement and Power District based in Phoenix.

Cartier Wind    Construction activity on the 212 MW Gros-Morne and 58 MW Montagne-Sèche wind farms continued throughout 2010. The Montagne-Sèche project and the 101 MW first phase of the Gros-Morne project are expected to be operational by the end of 2011. The 111 MW second phase of the Gros-Morne project is expected to be operational by the end of 2012. Gros-Morne and Montagne-Sèche are the fourth and fifth wind farms of the Cartier Wind project in Québec. Once they are complete, Cartier Wind, which is 62 per cent owned by TCPL, will be capable of producing 590 MW of electricity. All of the power produced by Cartier Wind is sold to Hydro-Québec under a 20-year PPA.

Bécancour    In June 2010, Hydro-Québec notified TCPL it would exercise its option to extend the agreement suspending all electricity generation from the Bécancour power plant through 2011. Under the original agreement signed in June 2009, Hydro-Québec has the option, subject to certain conditions, to extend the suspension on an annual basis until such time as regional electricity demand levels recover. TCPL will continue to receive payments under the agreement similar to those that would have been received under the normal course of operation.

Ravenswood    Subsequent to closing the acquisition of Ravenswood, TCPL experienced a forced outage event related to Ravenswood's 972 MW Unit 30. The unit returned to service in May 2009. Insurers of the business interruption and physical damage claim have denied coverage. TCPL has filed a claim against the insurers to enforce its rights under the

46 MANAGEMENT'S DISCUSSION AND ANALYSIS

insurance policies. Settlement discussions have not resolved the dispute over coverage and litigation proceedings are ongoing.

Power Transmission Line Projects    In May 2010, TCPL concluded a successful open season for the proposed Zephyr power transmission (Zephyr) project, during which it received signed agreements for the full 3,000 MW of wind-generated capacity with renewable energy developers in Wyoming. Support from key markets and a positive regulatory environment are necessary before the significant siting and permitting activities required to construct the project will commence. TCPL anticipates making a decision in 2011 on whether to proceed with the project. The Zephyr project is a 1,609 km (1,000 miles), 500 kilovolt, high voltage direct current line (HVDC) expected to cost approximately US$3 billion. TCPL expects commercial operations would commence in late 2016 or early 2017 if the project proceeds.

TCPL closed the open season for the Chinook power transmission project in December 2010 without allocating capacity to Montana shippers. TCPL is still developing the project and will continue discussions with Montana wind developers and other market participants to identify their future transmission requirements. The Chinook transmission project is a 1,609 km (1,000 miles), 500 kilovolt, HVDC transmission line expected to cost approximately US$3 billion.

ENERGY – BUSINESS RISKS

Fluctuating Power and Natural Gas Market Prices    TCPL operates in competitive power and natural gas markets in North America. Power and natural gas price volatility is caused by fluctuating supply and demand, and by general economic conditions. Sales of uncontracted power volumes into the spot market can be subject to price volatility, directly affecting earnings. To mitigate this risk, Energy commits a significant portion of its supply to sales contracts that are medium-term to long-term while retaining an amount of unsold supply in case of unexpected plant outages and in order to provide operational flexibility in managing the Company's portfolio of wholly owned assets. This unsold supply is subsequently sold under shorter-term forward arrangements or into the spot market and is exposed to fluctuating power and natural gas market prices. Additionally, as power sales contracts expire, new forward contracts are entered into at the prevailing market prices.

Bruce B volumes are subject to a floor price mechanism. When the spot market price is above the floor price, Bruce B's non-contracted volumes are subject to spot price volatility. When spot prices are below the floor price, Bruce B receives the floor price for all of its output. However, Bruce B's results during this period remain subject to the impact of fluctuating spot prices upon the settlement of fixed-price contract sales. The majority of contracted sales at Bruce B expired at December 31, 2010. All Bruce A output is sold into the Ontario wholesale power spot market under a fixed-price contract with the OPA and 100 per cent of Eastern Power sales volumes are sold under long-term contracts. As discussed, all Bruce A output after July 1, 2012 will be subject to spot market pricing if both Units 1 and 2 are not operating, which will continue until such time as both units are operational.

Energy's natural gas storage business is subject to fluctuating natural gas seasonal spreads generally determined by the differential in natural gas prices in the traditional summer injection and winter withdrawal seasons. As a result, the Company hedges capacity with a portfolio of capacity sales contracts and proprietary natural gas purchases and sales.

Capacity Payments    The parameters that drive U.S. Power capacity prices are reset periodically and are affected by a number of factors including the cost of entering the market, reflected in administratively-set demand curves, available supply and fluctuations in forecast demand. With the downturn in the economy, there has been a decrease in demand that, combined with increased supply, has put downward pressure on capacity prices. On January 28, 2011, the FERC issued a decision in a rate filing made by the NYISO, relating to the periodic reset of the demand curves. The FERC made several determinations related to such demand curves and ordered the NYISO to make revisions in a compliance filing no later than March 29, 2011. The FERC decision will likely result in higher demand curves that may positively affect capacity prices, but until the compliance filing and additional orders are issued and finalized, it is unclear what the impact on capacity prices will be.

Plant Availability    Optimizing and maintaining plant availability is essential to the continued success of the Energy business. High levels of performance are achieved through the use of risk-based comprehensive preventative maintenance programs, prudent operating and capital investment, and a skilled workforce. Further mitigation is provided through the contractual obligations to TCPL of its power suppliers under the Sundance and Sheerness PPAs,

MANAGEMENT'S DISCUSSION AND ANALYSIS 47

including the payment of market-based penalties related to availability requirements and by certain sales contracts that share operating risks with the purchaser. In the event a PPA power supplier experiences a verified force majeure event, TCPL is not entitled to receive market-based penalties for the duration of the verified force majeure event and the monthly capacity payments paid to the supplier are eliminated during the same period. Unexpected plant outages, including unexpected delays in ending planned outages, could result in lower plant output and sales revenue, reduced capacity payments and margins, and increased maintenance costs. At certain times, unplanned outages may require power or natural gas purchases at market prices to ensure TCPL meets its contractual obligations.

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

Execution, Capital Cost and Permitting    Energy's construction programs in Québec, Arizona and Ontario, including its investment in Bruce Power, are subject to execution, capital cost and permitting risks.

Regulation of Power Markets    TCPL operates in both regulated and deregulated power markets. As power markets evolve across North America, there is the potential for regulatory bodies to implement new rules that could negatively affect TCPL as a generator and marketer of electricity. These may be in the form of market rule changes, price caps, emission controls, unfair cost allocations to generators and attempts by others to take out-of-market actions to build excess generation, all of which negatively affect the price of capacity or energy, or both. In addition, TCPL's development projects rely on an orderly permitting process and any disruption to that process can have negative effects on project schedules and costs. TCPL continues to monitor regulatory issues and regulatory reform and participate in and lead related discussions.

Refer to the Risk Management and Financial Instruments section in this MD&A for information on additional risks and managing risks in the Energy business.

ENERGY – OUTLOOK

TCPL expects that results from its Energy operations in 2011 will be materially consistent with those in 2010. There will be a positive earnings impact from a full year of earnings from Halton Hills and Kibby Wind, and a partial year of earnings from Coolidge, which is expected to be commissioned in second quarter 2011. Output from these plants, as well as a significant portion of output from Energy's other assets, has been sold under long-term contracts and provides a stable earnings base for the Energy business.

The Company expects the positive impact on earnings from the new assets coming into service will be tempered by results from Energy facilities whose output is sold under shorter-term forward arrangements or at spot prices. These facilities are expected to be affected to a greater degree by the current economic climate, which continues to have a negative impact on demand, liquidity and commodity and capacity prices.

Other factors such as plant availability, regulatory changes, weather, currency movements and overall stability of the energy industry can also affect 2011 EBIT. Refer to the Energy – Business Risks section in this MD&A for a complete discussion of these and other factors affecting the Energy Outlook.

Capital Expenditures    Energy's total capital expenditures in 2010 were $1.1 billion. Energy's overall capital spending in 2011 is expected to be approximately $1 billion, including cash calls for the Bruce A refurbishment and restart project, and continued construction at Coolidge and Cartier Wind.

CORPORATE

Corporate had a Comparable EBIT loss of $99 million in 2010 compared to losses of $117 million and $104 million in 2009 and 2008, respectively. The decrease in the loss in 2010 was primarily due to lower support services and other corporate costs. The increase in the loss in 2009 compared to 2008 was primarily due to higher support services costs, reflecting a growing asset base.

48 MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER INCOME STATEMENT ITEMS

INTEREST EXPENSE

Year Ended December 31 (millions of dollars)	2010	2009	2008

Interest on long-term debt(1)
Canadian dollar-denominated	514	548	523
U.S. dollar-denominated	680	645	479
Foreign exchange	20	92	36

	1,214	1,285	1,038
Other interest and amortizations	127	59	65
Capitalized interest	(587)	(358)	(141)

	754	986	962

(1)
Includes interest on Junior Subordinated Notes.

Interest Expense in 2010 decreased $232 million to $754 million from $986 million in 2009. Interest on Canadian dollar-denominated debt decreased in 2010 compared to 2009 primarily due to debt maturities. Interest on U.S. dollar-denominated debt increased in 2010 compared to 2009 due to new debt issues of US$1.0 billion in September 2010, US$1.25 billion in June 2010 and US$2.0 billion in January 2009, partially offset by the impact of a weaker U.S. dollar. Other Interest and Amortization expense in 2010 was negatively affected by additional financing charges on committed credit facilities and increased losses from changes in the fair value of derivatives used to manage TCPL's exposure to fluctuating interest rates, although the majority of these derivatives were settled prior to December 31, 2010. Interest Expense was positively impacted by higher capitalization of interest in 2010 relating to the Company's larger capital spending program primarily for the construction of Keystone and refurbishment and restart of Bruce A.

Interest Expense in 2009 increased $24 million to $986 million from $962 million in 2008. The increase in 2009 compared to 2008 reflected new Canadian debt issues of $700 million in February 2009 and $500 million in August 2008. Interest on U.S. dollar-denominated debt increased in 2009 compared to 2008 due to new debt issues of US$2.0 billion in January 2009 and US$1.5 billion in August 2008. In addition, Interest Expense increased in 2009 compared to 2008 due to the impact of a stronger U.S. dollar on U.S. dollar-denominated interest. Increases in Interest Expense were significantly offset by higher capitalization of interest in 2009 relating to the Company's larger capital spending program primarily for the construction of Keystone, the acquisition of the remaining ownership interest in Keystone from ConocoPhillips, and refurbishment and restart of Bruce A.

Interest Income and Other was $94 million in 2010 compared to $119 million and $42 million in 2009 and 2008, respectively. The year-over-year changes primarily reflected the positive impact of a weakening U.S. dollar on the translation of U.S. dollar working capital balances throughout each year. The increase in 2009 compared to 2008 was also due to higher gains from derivatives used to manage the Company's exposure to foreign exchange rate fluctuation.

Income Taxes were $365 million, $376 million and $591 million in 2010, 2009, and 2008, respectively. The decrease of $11 million in 2010 compared to 2009 was primarily due to reduced pre-tax earnings, partially offset by positive income tax adjustments that reduced income taxes in 2009, including $30 million of favourable adjustments arising from a reduction in the Province of Ontario's corporate income tax rates. In 2010, the Company recorded a benefit in Current Income Taxes with an offsetting provision in Future Income Taxes as a result of bonus depreciation for U.S. income tax purposes on Keystone assets placed in service June 30, 2010. The decrease of $215 million in 2009 compared to 2008 was primarily due to reduced pre-tax earnings, higher income tax savings from income tax differentials and the positive income tax adjustments in 2009.

Non-Controlling Interests were $93 million in 2010 compared to $74 million and $108 million in 2009 and 2008, respectively. The $19 million increase in 2010 compared to 2009 was primarily due to increased PipeLines LP earnings as a result of higher revenues for Northern Border and the acquisition in 2009 of North Baja, partially offset by the impact of a weaker U.S. dollar in 2010. The decrease in 2009 compared to 2008 was primarily due to the non-controlling interests' portion of Portland's Calpine bankruptcy distributions in 2008, partially offset by higher PipeLines LP earnings and the impact of a stronger U.S. dollar in 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS 49

LIQUIDITY AND CAPITAL RESOURCES

TCPL's financial position remains sound and consistent with recent years as does its ability to generate cash in the short and long term to provide liquidity, maintain financial capacity and flexibility, and provide for planned growth. TCPL's liquidity position remains solid, underpinned by predictable cash flow from operations, cash balances on hand from common share and debt issues and unutilized committed revolving bank lines of US$1.0 billion, $2.0 billion and US$800 million, maturing in November 2011, December 2012 and December 2012, respectively. These facilities also support the Company's commercial paper programs. In addition, at December 31, 2010, TCPL's proportionate share of unutilized capacity on committed bank facilities at TCPL-operated affiliates was $111 million with maturity dates in 2011 and 2012. As at December 31, 2010, TCPL had remaining capacity of $2.0 billion and US$1.75 billion under its Canadian debt and U.S. debt shelf prospectuses, respectively. TCPL's liquidity, market and other risks are discussed further in the Risk Management and Financial Instruments section in this MD&A.

SUMMARIZED CASH FLOW

Year ended December 31 (millions of dollars)	2010	2009	2008

Funds generated from operations(1)	3,279	3,044	2,992
(Increase)/decrease in operating working capital	(256)	(88)	128

Net Cash Provided by Operations	3,023	2,956	3,120

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Funds Generated from Operations.

HIGHLIGHTS

Investing Activities

•
Capital expenditures and acquisitions, including assumed debt, totalled approximately $18 billion over the three-year period ending December 31, 2010.

Dividends

•
The Board of Directors of TCPL declared a dividend for the quarter ending March 31, 2011 in an aggregate amount equal to the quarterly dividend to be paid on TransCanada's issued and outstanding common shares at the close of business on March 31, 2011. The dividend is payable on April 29, 2011. The Board also declared a dividend of $0.70 per share for the period ending April 30, 2011 on TCPL's Series U and Y preferred shares. The dividend is payable on May 2, 2011, to shareholders of record at the close of business on March 31, 2011.

50 MANAGEMENT'S DISCUSSION AND ANALYSIS

CASH FLOW AND CAPITAL RESOURCES

Cash Generated from Operations    Net Cash Provided by Operations was $3.0 billion in 2010 compared to $3.0 billion and $3.1 billion in 2009 and 2008, respectively. Net Cash Provided by Operations reflects Funds Generated from Operations, net of changes in operating working capital.

Funds Generated from Operations

Funds Generated from Operations were $3.3 billion in 2010 compared to $3.0 billion and $3.0 billion in 2009 and 2008, respectively. The increase in 2010 compared to 2009 was primarily due to an income tax benefit generated from bonus depreciation for U.S. tax purposes on Keystone assets placed in service on June 30, 2010 and increased cash from earnings. The increase in 2009 compared to 2008 was primarily due to increased cash from earnings, partially offset by higher pension contributions in 2009 and the $152 million after-tax Calpine bankruptcy distributions in 2008.

As at December 31, 2010, TCPL's current liabilities were $5.7 billion and current assets were $4.6 billion resulting in a working capital deficiency of $1.1 billion. Excluding $2.1 billion of Notes Payable under the Company's commercial paper programs and draws on its line-of-credit facilities, TCPL's working capital was $1.0 billion. The Company manages its working capital through its ability to generate cash flow from operations as well as its ongoing access to capital markets.

Investing Activities

Capital expenditures totalled $5.0 billion in 2010 compared to $5.4 billion in 2009 and $3.1 billion in 2008. Expenditures in 2010, 2009 and 2008 related primarily to the construction of Keystone, the refurbishment and restart at Bruce A, construction of other new pipeline and power facilities, and the expansion and maintenance of existing pipelines.
In August 2009, the Company purchased ConocoPhillips' remaining interest of approximately 20 per cent in Keystone for US$553 million plus the assumption of US$197 million of short-term debt. In the first seven months of 2009, TCPL solely funded $1.3 billion of cash calls for Keystone, resulting in the Company acquiring an incremental increase in ownership of approximately 18 per cent for $313 million. In 2008, the Company solely funded $362 million of cash calls, resulting in an incremental increase in ownership of approximately 12 per cent for $176 million. TCPL's ownership interest in Keystone was approximately 62 per cent at December 31, 2008.

TCPL acquired Ravenswood from National Grid plc in August 2008 for US$2.9 billion.

Financing Activities

In 2010, TCPL issued $2.4 billion of long-term debt and its proportionate share of long-term debt issued by joint ventures was $177 million. Also in 2010, the Company reduced its long-term debt by $494 million and its proportionate share of the long-term debt of joint ventures by $254 million, and increased notes payable by $474 million. This financing activity included the items noted below.

At December 31, 2010, total committed revolving and demand credit facilities of $5.1 billion were available to support the Company's commercial paper programs and for general corporate purposes. These unsecured credit facilities included the following:

•
a $2.0 billion committed, syndicated, revolving credit facility, maturing December 2012. The facility was fully available at December 31, 2010;

MANAGEMENT'S DISCUSSION AND ANALYSIS 51

•
a US$300 million committed, syndicated, revolving credit facility, maturing February 2013. This facility is part of a US$1.0 billion TransCanada PipeLine USA Ltd. (TCPL USA) credit facility established in 2007 to partially finance the ANR acquisition and increased ownership in Great Lakes. At December 31, 2010, this facility was fully drawn;

•
a US$1.0 billion committed, syndicated, revolving, extendible TransCanada Keystone Pipeline, L.P. credit facility, maturing November 2011 with a one-year extension at the option of the borrower. The facility was fully available at December 31, 2010 and supports a commercial paper program dedicated to funding a portion of capital expenditures for Keystone;

•
a US$1.0 billion committed, syndicated, revolving TCPL USA credit facility, maturing December 2012, with a one-year extension at the option of the borrower. At December 31, 2010, US$200 million was drawn on this facility; and

•
demand lines totalling $800 million, which support the issuance of letters of credit and provide additional liquidity. At December 31, 2010, the Company had used approximately $382 million of these demand lines for letters of credit.

In July 2009, TCPL sold North Baja to PipeLines LP and received aggregate consideration totalling approximately US$395 million, including US$200 million in cash and 6,371,680 common units of PipeLines LP. The transaction resulted in TCPL's ownership in PipeLines LP increasing to 42.6 per cent. Subsequent to the transaction, TCPL's ownership in PipeLines LP decreased to 38.2 per cent due to PipeLines LP's public issuance of common units as discussed under the heading 2009 Equity Financing Activities in this section.

The Company is well positioned to fund its existing capital program through its internally-generated cash flow and its continued access to capital markets. TCPL will also continue to examine opportunities for portfolio management, including a role for PipeLines LP, in financing its capital program.

Related Party Debt Financing

Related party transactions consist of amounts due to and from TransCanada as well as accrued interest income and expense.

In December 2010, TransCanada issued discount notes of $2.6 billion, maturing in June 2011, to TCPL. Interest on the notes is equivalent to current commercial paper rates. These notes were used for general corporate purposes.

TransCanada has established a $3.5 billion, unsecured credit facility agreement with TCPL, bearing interest at Reuters prime plus 75 basis points. Funds advanced under this agreement will be used to repay indebtedness, make partner contributions to Bruce A, and for working capital and general corporate purposes. At December 31, 2010, $2.7 billion was outstanding on this credit facility (2009 – $2.1 billion). This credit agreement matures on December 15, 2012.

In September 2010, TCPL increased its demand revolving credit facility with TransCanada to $2.0 billion from $1.5 billion or its U.S. dollar equivalent amount. The facility bears interest at the Royal Bank of Canada prime rate per annum or the U.S. base rate per annum and will be used for general corporate purposes. At December 31, 2010 $1.2 billion was outstanding on this facility (2009 – $1.1 billion).

In 2010, Interest Expense included $70 million (2009 – $52 million; 2008 – $76 million) of interest expense and $19 million (2009 – $20 million; 2008 – $55 million) of interest income as a result of transactions with TransCanada. At December 31, 2010 Accounts Payable included $6 million of interest payable to TransCanada (2009 – $2 million).

Short-Term Debt Financing Activities

In June 2008, TCPL executed an agreement with a syndicate of banks for a US$1.5 billion committed, unsecured, one-year bridge loan facility, which was extendible at the option of the Company for an additional six-month term. In August 2008, the Company used US$255 million from this facility to fund a portion of the Ravenswood acquisition and cancelled the remainder of the commitment. In February 2009, the US$255 million was repaid and the facility was cancelled.

52 MANAGEMENT'S DISCUSSION AND ANALYSIS

2011 and 2010 Long-Term Debt Financing Activities

In September 2010, TCPL issued US$1.0 billion of Senior Notes maturing October 1, 2020 and bearing interest at 3.80 per cent. The notes were issued under a US$4.0 billion debt shelf prospectus filed in December 2009. The net proceeds of this offering were used to partially fund capital projects, for general corporate purposes and to repay short-term debt.

In June 2010, TCPL issued US$500 million and US$750 million of Senior Notes maturing on June 1, 2015 and June 1, 2040, respectively, and bearing interest at 3.40 per cent and 6.10 per cent, respectively. These notes were issued under the US$4.0 billion debt shelf prospectus filed in December 2009. The net proceeds of this offering were used to partially fund capital projects, for general corporate purposes and to repay short-term debt.

In January 2011, TCPL retired $300 million of 4.30 per cent Medium-Term Notes.

In February 2010, the Company retired US$120 million of 6.125 per cent Medium-Term Notes and in August 2010, the Company retired $130 million of 10.50 per cent debentures.

In September 2010, TQM retired $100 million of 7.53 per cent Series I bonds and $75 million of 3.906 per cent Series J bonds. In July 2010, TQM issued $100 million of bonds maturing in September 2017 and bearing interest at 4.25 per cent.

In April 2010, Iroquois retired US$200 million of Series I bonds bearing interest at 9.16 per cent and issued US$150 million of bonds maturing in April 2020 and bearing interest at 4.96 per cent.

2009 Long-Term Debt Financing Activities

In December 2009, TCPL filed a debt shelf prospectus qualifying the future issuance of up to US$4.0 billion of debt securities in the U.S. The prospectus replaced a US$3.0 billion debt base shelf prospectus filed in January 2009, which had remaining capacity of US$1.0 billion. At December 31, 2010, the December 2009 shelf prospectus had remaining capacity of US$1.75 billion.

In April 2009, TCPL filed a $2.0 billion Canadian Medium-Term Notes base shelf prospectus to replace a March 2007 $1.5 billion Canadian Medium-Term Notes base shelf prospectus, which expired in April 2009. No amounts have been issued under the April 2009 base shelf prospectus.

In February 2009, TCPL issued $300 million and $400 million of Medium-Term Notes maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. The proceeds were used to fund the Alberta System and Canadian Mainline rate bases. These notes were issued by way of pricing supplements under a $1.5 billion Canadian debt base shelf prospectus filed in March 2007.

In January 2009, TCPL issued US$750 million and US$1.25 billion of Senior Unsecured Notes maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. The proceeds were used to partially fund capital projects, retire maturing debt obligations and for general corporate purposes. These notes were issued by way of a prospectus supplement under a US$3.0 billion debt base shelf prospectus filed by TCPL in January 2009.

In October 2009, the Company retired $250 million of 10.625 per cent debentures.

In February 2009, the Company retired $200 million of 4.10 per cent Medium-Term Notes, and in January 2009, the Company retired US$227 million of 6.49 per cent Medium-Term Notes.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS 53

In May 2009, Iroquois issued US$140 million of Senior Unsecured Notes maturing in May 2019 and bearing interest at 6.63 per cent.

2008 Long-Term Debt Financing Activities

In August 2008, TCPL issued $500 million of Medium-Term Notes maturing in August 2013 and bearing interest at 5.05 per cent. The proceeds from these notes were used to partially fund the Alberta System's capital program and for general corporate purposes. These notes were issued by way of pricing supplement under a $1.5 billion Canadian debt base shelf prospectus filed in March 2007.

In August 2008, TCPL issued US$850 million and US$650 million of Senior Unsecured Notes maturing in August 2018 and August 2038, respectively, and bearing interest at 6.50 per cent and 7.25 per cent, respectively. The proceeds from the notes were used to partially fund the Ravenswood acquisition and for general corporate purposes. The notes were issued by way of a prospectus supplement under a US$2.5 billion debt base shelf prospectus filed in September 2007, which was fully utilized following these issuances.

In June 2008, the Company retired $256 million of 5.84 per cent Medium-Term Notes and a $100 million 11.85 per cent debenture. In January 2008, the Company retired $105 million of 6.0 per cent Medium-Term Notes.

2010 Equity Financing Activities

In 2010, TCPL issued 26.1 million common shares to TransCanada for proceeds of $987 million. The proceeds of these issues were used to partially fund capital projects, for general corporate purposes and to repay short-term debt of TCPL.

2009 Equity Financing Activities

In 2009, TCPL issued 51.5 million common shares to TransCanada for proceeds of approximately $1.7 billion. The proceeds of these issues were used to partially fund capital projects, for general corporate purposes and to repay short-term debt of TCPL.

In November 2009, PipeLines LP completed a public offering of five million common units at a price of US$38.00 per unit, resulting in net proceeds to PipeLines LP of US$182 million. TCPL contributed an additional US$4 million to maintain its general partnership interest but did not purchase any units. Upon completion of this offering, TCPL's ownership interest in PipeLines LP was 38.2 per cent.

2008 Equity Financing Activities

In 2008, TCPL issued 66.3 million common shares to TransCanada for proceeds of approximately $2.4 billion. The proceeds were used to partially fund its capital projects, including Keystone, for general corporate purposes, and to repay short-term debt.

Dividend Reinvestment and Share Purchase Plan

TransCanada's Board of Directors has authorized the issuance of common shares from treasury at a discount to participants in TransCanada's Dividend Reinvestment and Share Purchase Plan (DRP). Under this plan, eligible TCPL preferred shareholders may reinvest their dividends and make optional cash payments to obtain TransCanada common shares. The DRP shares are provided to the participants at a discount to the average market price in the five days before dividend payment. The discount was set at three per cent in 2009 and 2010, and was reduced to two per cent commencing with the dividends declared in February 2011. The discount was set at two per cent for 2008 and was increased to three per cent commencing with the dividend declared in February 2009. TransCanada reserves the right to alter the discount or satisfy its DRP obligations by instead purchasing shares on the open market at any time.

54 MANAGEMENT'S DISCUSSION AND ANALYSIS

Dividends

Cash dividends on common and preferred shares amounting to $1.1 billion were paid in 2010 (2009 – $998 million; 2008 – $817 million). The increase in dividends paid in 2010 compared to 2009 was primarily due to a greater number of common shares outstanding.

In February 2011, the Board of Directors of TCPL declared a dividend for the quarter ending March 31, 2011 in an aggregate amount equal to the quarterly dividend to be paid on TransCanada's issued and outstanding common shares at the close of business on March 31, 2011. In addition, the Board of Directors declared regular dividends of $2.80 per share on TCPL's preferred Series U and Series Y shares.

CONTRACTUAL OBLIGATIONS

Obligations and Commitments

At December 31, 2010, the Company had $17.9 billion of total long-term debt and $1.0 billion of Junior Subordinated Notes, compared to $16.7 billion of total long-term debt and $1.0 billion of Junior Subordinated Notes at December 31, 2009. TCPL's share of the total long-term debt of joint ventures, including capital lease obligations, was $0.9 billion at December 31, 2010, compared to $1.0 billion at December 31, 2009. Total Notes Payable, including TCPL's proportionate share of the notes payable of joint ventures, were $2.1 billion at December 31, 2010 and $1.7 billion at December 31, 2009. TCPL has provided certain pro-rata guarantees related to the capital lease and performance obligations of Bruce Power and certain other partially owned entities.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period

Year ended December 31 (millions of dollars)	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Long-term debt(1)	19,566	943	2,122	2,085	14,416
Capital lease obligations	207	16	38	48	105
Operating leases(2)	784	74	150	142	418
Purchase obligations	9,599	2,393	2,102	1,527	3,577
Other long-term liabilities reflected on the balance sheet	3,679	16	2,735	37	891

	33,835	3,442	7,147	3,839	19,407

(1)
Includes Junior Subordinated Notes and Long-Term Debt of Joint Ventures, excluding capital lease obligations.

(2)
Represents future annual payments, net of sub-lease receipts, for various premises, services and equipment. The operating lease agreements for premises, services and equipment expire at various dates through 2052 with an option to renew certain lease agreements for one to 10 years.

TCPL's commitments under the Alberta PPAs are considered to be operating leases and a portion of these PPAs have been subleased to third parties under similar terms and conditions. Future payments under these PPAs have been excluded from operating leases in the above table, as these payments are dependent upon plant availability among other factors. TCPL's share of power purchased under the PPAs in 2010 was $363 million (2009 – $384 million;
2008 – $398 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS 55

At December 31, 2010, scheduled principal repayments and interest payments related to long-term debt and the Company's proportionate share of the long-term debt of joint ventures were as follows:

PRINCIPAL REPAYMENTS

		Payments Due by Period

Year ended December 31 (millions of dollars)	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Due to TransCanada Corporation	2,703	–	2,703	–	–
Long-term debt	17,922	894	2,012	2,034	12,982
Junior subordinated notes	985	–	–	–	985
Long-term debt of joint ventures	659	49	110	51	449

	22,269	943	4,825	2,085	14,416

INTEREST PAYMENTS

		Payments Due by Period

Year ended December 31 (millions of dollars)	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Due to TransCanada Corporation	202	101	101	–	–
Long-term debt	16,721	1,140	2,190	1,973	11,418
Junior subordinated notes(1)	410	63	126	126	95
Long-term debt of joint ventures	381	48	90	80	163

	17,714	1,352	2,507	2,179	11,676

(1)
Payments were calculated assuming the notes would be redeemed after 10 years.

56 MANAGEMENT'S DISCUSSION AND ANALYSIS

At December 31, 2010, the Company's approximate future purchase obligations were as follows:

PURCHASE OBLIGATIONS(1)

		Payments Due by Period

Year ended December 31 (millions of dollars)	Total	Less than one year	1 - 3 years	3 - 5 years	More than 5 years

Natural Gas Pipelines
Transportation by others(2)	651	189	197	111	154
Capital expenditures(3)(4)	239	174	65	–	–
Other	2	1	1	–	–
Oil Pipelines
Capital expenditures(3)(5)	1,172	783	389	–	–
Other	49	4	8	8	29
Energy
Commodity purchases(6)	5,467	547	1,158	1,201	2,561
Capital expenditures(3)(7)	567	541	26	–	–
Other(8)	1,420	133	251	204	832
Corporate
Information technology and other	32	21	7	3	1

	9,599	2,393	2,102	1,527	3,577

(1)
The amounts in this table exclude funding contributions to pension plans.

(2)
Rates are based primarily on known 2010 levels. Beyond 2010, demand rates are subject to change. The purchase obligations in the table are based on known or contracted demand volumes only and exclude commodity charges incurred when volumes flow.

(3)
Amounts are estimates and are subject to variability based on timing of construction and project enhancements. The Company expects to fund capital projects with cash from operations, the issuance of senior debt and subordinated capital, and through portfolio management.

(4)
Capital expenditures primarily relate to the construction costs of the Alberta System expansion, Guadalajara and other natural gas pipeline projects.

(5)
Capital expenditures relate to the Keystone U.S. Gulf Coast Expansion.

(6)
Commodity purchases include fixed and variable components. The variable components are estimates and are subject to variability in plant production, market prices and regulatory tariffs.

(7)
Capital expenditures primarily relate to TCPL's share of the construction and development costs of Bruce Power and Cartier Wind.

(8)
Includes estimates of certain amounts that are subject to change depending on plant-fired hours, the consumer price index, actual plant maintenance costs, plant salaries and changes in regulated rates for transportation.

TCPL and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Potential future commitments are discussed in the Opportunities and Developments sections for Natural Gas Pipelines, Oil Pipelines and Energy in this MD&A.

In 2011, TCPL expects to make funding contributions of approximately $98 million to its defined benefit pension plans and approximately $28 million to the Company's other post-retirement benefit plans, savings plan and defined contribution pension plans. This is consistent with total funding contributions of $127 million in 2010. TCPL's proportionate share of funding contributions expected to be made by joint ventures to their respective pension and other post-retirement benefit plans in 2011 is approximately $87 million and $7 million, respectively, compared to total contributions of $58 million in 2010.

The next actuarial valuation for the Company's pension and other post-retirement benefit plans will be carried out as at January 1, 2012. Based on current market conditions, TCPL expects funding requirements for these plans to continue at

MANAGEMENT'S DISCUSSION AND ANALYSIS 57

the anticipated 2011 level for the next several years to amortize solvency deficiencies in addition to normal costs. The Company's 2011 net benefit cost is expected to increase from 2010 primarily due to a lower projected discount rate. However, future net benefit costs and the amount of funding contributions will be dependent on various factors, including investment returns achieved on plan assets, the level of interest rates, changes to plan design and actuarial assumptions, actual plan experience versus projections and amendments to pension plan regulations and legislation. Increases in the level of required plan funding are not expected to have a material impact on the Company's liquidity.

Bruce Power

Bruce A has signed commitments to third-party suppliers related to refurbishing and restarting Units 1 and 2. TCPL's share of these signed commitments is $205 million. The Company expects $193 million and $12 million to be paid in 2011 and 2012, respectively.

Contingencies

TCPL is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2010, the Company accrued approximately $59 million (2009 – $67 million) related to operating facilities, which represents the estimated amount it expects to expend to remediate the sites. However, additional liabilities may be incurred as assessments occur and remediation efforts continue.

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

Guarantees

TCPL and its joint venture partners on Bruce Power, Cameco Corporation and BPC, have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, a lease agreement and contractor services. The guarantees have terms ranging from 2018 to perpetuity. In addition, TCPL and BPC have each severally guaranteed one-half of certain contingent financial obligations related to an agreement with the OPA to refurbish and restart Bruce A power generation units. The guarantees were provided as part of the reorganization of Bruce Power in 2005 and have terms ending in 2018 and 2019. TCPL's share of the potential exposure under these Bruce A and Bruce B guarantees was estimated to be $739 million at December 31, 2010. The fair value of these Bruce Power guarantees is estimated to be $42 million. The Company's exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to redelivery of natural gas, PPA payments and the payment of liabilities. TCPL's share of the potential exposure under these guarantees was estimated at December 31, 2010 to range from $227 million to a maximum of $539 million. The fair value of these guarantees is estimated to be $9 million, which has been included in Deferred Amounts. For certain of these entities, any payments made by TCPL under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

FINANCIAL RISKS AND FINANCIAL INSTRUMENTS

Risk Management Overview

TCPL has exposure to market risk, counterparty credit risk and liquidity risk. TCPL engages in risk management activities with the objective of protecting earnings, cash flow and, ultimately, shareholder value.

58 MANAGEMENT'S DISCUSSION AND ANALYSIS

Risk management strategies, policies and limits are designed to ensure TCPL's risks and related exposures are in line with the Company's business objectives and risk tolerance. Risks are managed within limits ultimately established by the Company's Board of Directors, implemented by senior management and monitored by risk management and internal audit personnel. The Board of Directors' Audit Committee oversees how management monitors compliance with risk management policies and procedures, and oversees management's review of the adequacy of the financial risk management framework. Internal audit personnel assist the Audit Committee in its oversight role by performing regular and ad-hoc reviews of financial risk management controls and procedures, the results of which are reported to the Audit Committee.

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

Where possible, derivative financial instruments are designated as hedges, but in some cases derivatives do not meet the specific criteria for hedge accounting treatment and are accounted for at fair value with changes in fair value recorded in Net Income in the period of change. This may expose the Company to increased variability in reported operating results because the fair value of the derivative instruments can fluctuate significantly from period to period. However, the Company enters into the arrangements as they are considered to be effective economic hedges.

Commodity Price Risk

The Company is exposed to commodity price movements as part of its normal business operations, particularly in relation to the prices of electricity, natural gas and oil products. A number of strategies are used to mitigate these exposures, including the following:

•
Subject to its overall risk management strategy, the Company commits a portion of its expected power supply to fixed-price medium-term or long-term sales contracts, while reserving an amount of unsold supply to mitigate price risk in its asset portfolio.

•
The Company purchases a portion of the natural gas and oil products required for its power plants or enters into contracts that base the sale price of electricity on the cost of natural gas, effectively locking in a margin. A significant portion of the electricity needed to fulfil the Company's power sales commitments is fulfilled through power generation or purchased through contracts, thereby reducing the Company's exposure to fluctuating commodity prices.

•
The Company enters into offsetting or back-to-back positions using derivative financial instruments to manage price risk exposure in power and natural gas commodities created by certain fixed and variable pricing arrangements for different pricing indices and delivery points.

MANAGEMENT'S DISCUSSION AND ANALYSIS 59

The Company assesses its commodity contracts and derivative instruments used to manage commodity risk to determine the appropriate accounting treatment. Contracts, with the exception of leases, have been assessed to determine whether they or certain aspects of them meet the definition of a derivative. Certain commodity purchase and sale contracts are derivatives but fair value accounting is not required, as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company's expected purchase, sale or usage requirements and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain exemptions.

Natural Gas Storage Commodity Price Risk

TCPL manages its exposure to seasonal natural gas price spreads in its non-regulated Natural Gas Storage business by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales. TCPL simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, thereby locking in future positive margins and effectively eliminating exposure to natural gas price movements. Fair value adjustments recorded each period on proprietary natural gas inventory in storage and on these forward contracts are not representative of the amounts that will be realized on settlement.

At December 31, 2010, the fair value of proprietary natural gas inventory in storage, measured using a weighted average of forward prices for the following four months less selling costs, was $49 million (2009 – $73 million). The change in fair value of proprietary natural gas inventory in storage in 2010 resulted in pre-tax unrealized losses of $16 million (2009 – gains of $3 million; 2008 – losses of $7 million), which were recorded as a decrease to Revenues and to Inventories. The change in fair value of natural gas forward purchase and sales contracts in 2010 resulted in pre-tax unrealized gains of $6 million (2009 – losses of $2 million; 2008 – gains of $7 million), which were recorded as an increase to Revenues and to Inventories.

Foreign Exchange and Interest Rate Risk

Foreign exchange and interest rate risk is created by fluctuations in the fair value or cash flow of financial instruments due to changes in foreign exchange rates and market interest rates.

TCPL's earnings from its Natural Gas Pipelines and Energy segments are generated in U.S. dollars and, therefore, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can affect TCPL's earnings. This foreign exchange impact is partially offset by U.S. dollar-denominated financing costs and by the Company's hedging activities. TCPL has a greater exposure to U.S. currency fluctuations than in prior years due to growth in its U.S. operations, partially offset by increased levels of U.S. dollar-denominated financing costs.

The Company uses foreign currency and interest rate derivatives to manage the foreign exchange and interest rate risks related to its debt and other U.S. dollar-denominated transactions, and to manage the interest rate exposures of the Alberta System and Foothills operations. Certain of the realized gains and losses on these derivatives are deferred as regulatory assets and liabilities until they are recovered from or paid to the shippers in accordance with the terms of the shipping agreements.

TCPL has floating interest rate debt which subjects it to interest rate cash flow risk. The Company uses a combination of interest rate swaps and options to manage its exposure to this risk.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At December 31, 2010, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.8 billion (US$9.8 billion) (2009 – $7.9 billion (US$7.6 billion)) and a fair value of $11.3 billion (US$11.4 billion) (2009 – $9.8 billion (US$9.3 billion)). At December 31, 2010, $181 million was included in Intangibles and Other Assets (2009 – $96 million) for the fair value of the forwards, swaps and options used to hedge the Company's net U.S. dollar investment in foreign operations.

60 MANAGEMENT'S DISCUSSION AND ANALYSIS

The fair values and notional or principal amounts for the derivatives designated as a net investment hedge were as follows:

Asset/(Liability)

	2010		2009
December 31 (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2011 to 2016)	179	US 2,800	86	US 1,850
U.S. dollar forward foreign exchange contracts
(maturing 2011)	2	US 100	9	US 765
U.S. dollar options
(matured in 2010)	–	–	1	US 100

	181	US 2,900	96	US 2,715

(1)
Fair values equal carrying values.

VaR Analysis

TCPL uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period for a specified confidence level. The VaR number used by TCPL is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its liquid open positions will not exceed the reported VaR. The VaR methodology is a statistically calculated, probability-based approach that takes into consideration market volatilities as well as risk diversification by recognizing offsetting positions and correlations among products and markets. Risks are measured across all products and markets, and risk measures are aggregated to arrive at a single VaR number.

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

TCPL's estimation of VaR includes wholly owned subsidiaries and incorporates relevant risks associated with each market or business unit. The calculation does not include the regulated natural gas pipelines, as the nature of the rate-regulated pipeline business reduces the impact of market risks. TCPL's Board of Directors has established a VaR limit, which is monitored on an ongoing basis as part of the Company's risk management policy. TCPL's consolidated VaR was $12 million at December 31, 2010 (2009 – $12 million).

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

MANAGEMENT'S DISCUSSION AND ANALYSIS 61

TCPL's maximum counterparty credit exposure with respect to financial instruments at the Balance Sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table located in the Fair Values section below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties that are investment grade. At December 31, 2010, there were no significant amounts past due or impaired.

At December 31, 2010, the Company had a credit risk concentration of $317 million (2009 – $334 million) due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty's parent company.

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

Calpine and certain of its subsidiaries filed for bankruptcy protection in Canada or the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of 9.4 million common shares and 6.1 million common shares, respectively, of Calpine, which represented approximately 85 per cent of their agreed-upon claims. In 2008, these shares were sold into the open market and resulted in total pre-tax gains of $279 million. Claims by NGTL and Foothills Pipe Lines (South B.C.) Ltd. for $32 million and $44 million, respectively, were received in cash in January 2008 and were passed onto shippers on these systems in 2008 and 2009. In 2010, the Company accrued an additional pre-tax gain of $15 million related to expected future proceeds with respect to the GTNC and Portland claims.

Liquidity Risk

Liquidity risk is the risk that TCPL will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that sufficient cash and credit facilities are available to meet its operating, financing and capital expenditure obligations when due, under both normal and stressed economic conditions.

Management continuously forecasts cash flows for a period of 12 months to identify financing requirements. These requirements are then managed through a combination of committed and demand credit facilities and access to capital markets, as discussed in the Capital Management section below.

At December 31, 2010, the Company had unutilized committed revolving bank lines of US$1.0 billion, $2.0 billion and US$0.8 billion maturing in November 2011, December 2012 and December 2012, respectively. The Company has also maintained continuous access to the Canadian commercial paper market on competitive terms.

Capital Management

The primary objective of capital management is to ensure TCPL has strong credit ratings to support its businesses and maximize shareholder value. In 2010, the overall objective and policy for managing capital remained unchanged from the prior year.

TCPL manages its capital structure in a manner consistent with the risk characteristics of the underlying assets. The Company's management considers its capital structure to consist of net debt, Non-Controlling Interests and Shareholders' Equity. Net debt comprises Notes Payable, Long-Term Debt and Junior Subordinated Notes less Cash and Cash Equivalents. Net debt only includes obligations that the Company controls and manages. Consequently, it does not include Cash and Cash Equivalents, Notes Payable and Long-Term Debt of TCPL's joint ventures.

62 MANAGEMENT'S DISCUSSION AND ANALYSIS

The total capital managed by the Company was as follows:

December 31 (millions of dollars)	2010	2009

Notes payable	2,081	1,678
Due to TransCanada, net	1,340	1,224
Long-term debt	17,922	16,664
Junior subordinated notes	985	1,036
Cash and cash equivalents	(648)	(878)

Net debt	21,680	19,724

Non-controlling interests	768	785
Shareholders' equity	15,747	14,872

Total equity	16,515	15,657

	38,195	35,381

Fair Values

Certain financial instruments included in Cash and Cash Equivalents, Accounts Receivable, Intangibles and Other Assets, Notes Payable, Accounts Payable, Accrued Interest and Deferred Amounts have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. The fair value of foreign exchange and interest rate derivatives has been calculated using year-end market rates and applying a discounted cash flow valuation model. The fair value of power, natural gas and oil products derivatives, and of available-for-sale investments, has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used.

The fair value of the Company's Notes Receivable is calculated by discounting future payments of interest and principal using forward interest rates. Long-Term Debt was estimated based on quoted market prices for the same or similar debt instruments. Credit risk has been taken into consideration when calculating the fair value of derivatives, Notes Receivable and Long-Term Debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS 63

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	2010		2009

December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	752	752	979	979
Accounts receivable and other(2)(3)	1,564	1,604	1,433	1,484
Due from TransCanada Corporation	1,363	1,363	845	845
Available-for-sale assets(2)	20	20	23	23

	3,699	3,739	3,280	3,331

Financial Liabilities(1)(3)
Notes payable	2,092	2,092	1,687	1,687
Accounts payable and deferred amounts(4)	1,444	1,444	1,532	1,532
Due to TransCanada Corporation	2,703	2,703	2,069	2,069
Accrued interest	361	361	380	380
Long-term debt	17,922	21,523	16,664	19,377
Junior subordinated notes	985	992	1,036	976
Long-term debt of joint ventures	866	971	965	1,025

	26,373	30,086	24,333	27,046

(1)
Consolidated Net Income in 2010 included gains of $8 million (2009 – gains of $6 million) for fair value adjustments related to interest rate swap agreements on US$250 million (2009 – US$250 million) of long-term debt. There were no other unrealized gains or losses from fair value adjustments to the financial instruments.

(2)
At December 31, 2010, the Consolidated Balance Sheet included financial assets of $1,280 million (2009 – $968 million) in Accounts Receivable, $40 million (2009 – nil) in Other Current Assets and $264 million (2009 – $488 million) in Intangibles and Other Assets.

(3)
Recorded at amortized cost except for $250 million (2009 – $250 million) of Long-Term Debt, which is adjusted to fair value.

(4)
At December 31, 2010, the Consolidated Balance Sheet included financial liabilities of $1,414 million (2009 – $1,507 million) in Accounts Payable and $30 million (2009 – $25 million) in Deferred Amounts.

64 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following tables detail the remaining contractual maturities for TCPL's non-derivative financial liabilities, including both the principal and interest cash flows at December 31, 2010:

Contractual Repayments of Financial Liabilities(1)

		Payments Due by Period

(millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Notes payable	2,092	2,092	–	–	–
Long-term debt	17,922	894	2,012	2,034	12,982
Junior subordinated notes	985	–	–	–	985
Long-term debt of joint ventures	866	65	148	99	554

	21,865	3,051	2,160	2,133	14,521

(1)
The anticipated timing of settlement of derivative contracts is presented in the Derivatives Financial Instrument Summary below.

Interest Payments on Financial Liabilities

		Payments Due by Period

(millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Long-term debt	16,721	1,140	2,190	1,973	11,418
Junior subordinated notes	410	63	126	126	95
Long-term debt of joint ventures	381	48	90	80	163

	17,512	1,251	2,406	2,179	11,676

MANAGEMENT'S DISCUSSION AND ANALYSIS 65

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments for 2010 is as follows:

	2010

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$169	$144	$8	$20
Liabilities	$(129)	$(173)	$(14)	$(21)
Notional Values
Volumes(3)
Purchases	15,610	158	–	–
Sales	18,114	96	–	–
Canadian dollars	–	–	–	736
U.S. dollars	–	–	US 1,479	US 250
Cross-currency	–	–	47/US 37	–
Net unrealized (losses)/gains in the year(4)	$(32)	$27	$4	$43
Net realized gains/(losses) in the year(4)	$77	$(42)	$36	(74)
Maturity dates	2011 - 2015	2011 - 2015	2011 - 2012	2011 - 2016
Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$112	$5	$–	$8
Liabilities	$(186)	$(19)	$(51)	$(26)
Notional Values
Volumes(3)
Purchases	16,071	17	–	–
Sales	10,498	–	–	–
U.S. dollars	–	–	US 120	US 1,125
Cross-currency	–	–	136/US 100	–
Net realized losses in the year(4)	$(9)	$(35)	$–	$(33)
Maturity dates	2011 - 2015	2011 - 2013	2011 - 2014	2011 - 2015

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

(2)
Fair values equal carrying values.

(3)
Volumes for power and natural gas derivatives are in GWh and billion cubic feet (Bcf), respectively.

(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships is initially recognized in Other Comprehensive (Loss)/Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$250 million. In 2010, net realized gains on fair value hedges were $4 million and were included in Interest Expense. In 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
In 2010, Net Income included a gain of $1 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2010, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

66 MANAGEMENT'S DISCUSSION AND ANALYSIS

The anticipated timing of settlement of the derivative contracts assumes constant commodity prices, interest rates and foreign exchange rates from December 31, 2010. Settlements will vary based on the actual value of these factors at the date of settlement. The anticipated timing of settlement of these contracts is as follows:

Year ended December 31 (millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Derivative financial instruments held for trading
Assets	341	221	102	17	1
Liabilities	(337)	(191)	(121)	(24)	(1)
Derivative financial instruments in hedging relationships
Assets	306	76	204	26	–
Liabilities	(282)	(146)	(120)	(16)	–

	28	(40)	65	3	–

MANAGEMENT'S DISCUSSION AND ANALYSIS 67

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments for 2009 is as follows:

	2009

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$150	$107	$5	$–	$25
Liabilities	$(98)	$(112)	$(5)	$(66)	$(68)
Notional Values
Volumes(2)
Purchases	15,275	238	180	–	–
Sales	13,185	194	180	–	–
Canadian dollars	–	–	–	–	574
U.S. dollars	–	–	–	US 444	US 1,325
Cross-currency	–	–	–	227/US 157	–
Net unrealized gains/(losses) in the year(3)	$3	$(5)	$1	$3	$27
Net realized gains/(losses) in the year(3)	$70	$(76)	$–	$36	$(22)
Maturity dates	2010 - 2015	2010 - 2014	2010	2010 - 2012	2010 - 2018
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$175	$2	$–	$–	$15
Liabilities	$(148)	$(22)	$–	$(43)	$(50)
Notional Values
Volumes(2)
Purchases	13,641	33	–	–	–
Sales	14,311	–	–	–	–
U.S. dollars	–	–	–	US 120	US 1,825
Cross-currency	–	–	–	136/US 100	–
Net realized gains /(losses) in the year(3)	$156	$(29)	$–	$–	$(37)
Maturity dates	2010 - 2015	2010 - 2014	–	2010 - 2014	2010 - 2020

(1)
Fair values equal carrying values.

(2)
Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.

(3)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power, natural gas and fuel oil are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships is initially recognized in Other Comprehensive (Loss)/Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(4)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million. In 2009, realized gains on fair value hedges were $4 million and were included in Interest Expense. In 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2009, Net Income included losses of $5 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2009, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

68 MANAGEMENT'S DISCUSSION AND ANALYSIS

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company's Balance Sheet was as follows:

December 31 (millions of dollars)	2010	2009

Current
Other current assets	273	315
Accounts payable	(337)	(340)
Long term
Intangibles and other assets	374	260
Deferred amounts	(282)	(272)

Derivative Financial Instruments of Joint Ventures

Included in the Derivative Financial Instruments Summary tables are amounts related to power derivatives used by one of the Company's joint ventures to manage commodity price risk. The Company's proportionate share of the fair value of these power sales derivatives was $48 million at December 31, 2010 (2009 – $105 million). These contracts mature from 2011 to 2015. The Company's proportionate share of the notional sales volumes of power associated with this exposure was 3,772 GWh at December 31, 2010 (2009 – 6,312 GWh). The Company's proportionate share of the notional purchased volumes of power associated with this exposure was 2,322 GWh at December 31, 2010 (2009 – 2,747 GWh).

MANAGEMENT'S DISCUSSION AND ANALYSIS 69

Fair Value Hierarchy

The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices.

There were no transfers between Level I and Level II in 2010 and 2009. Financial assets and liabilities measured at fair value, including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level III)		Significant Unobservable Inputs (Level III)		Total

December 31 (millions of dollars, pre-tax)	2010	2009	2010	2009	2010	2009	2010	2009

Natural Gas Inventory	–	–	49	73	–	–	49	73
Derivative Financial Instrument Assets:
Interest rate contracts	–	–	28	40	–	–	28	40
Foreign exchange contracts	10	10	179	104	–	–	189	114
Power commodity contracts	–	–	269	311	5	14	274	325
Gas commodity contracts	93	55	56	49	–	–	149	104
Oil commodity contacts	–	–	–	5	–	–	–	5
Derivative Financial Instrument Liabilities:
Interest rate contracts	–	–	(47)	(119)	–	–	(47)	(119)
Foreign exchange contracts	(11)	(6)	(54)	(120)	–	–	(65)	(126)
Power commodity contracts	–	–	(299)	(229)	(8)	(16)	(307)	(245)
Gas commodity contracts	(178)	(103)	(15)	(27)	–	–	(193)	(130)
Oil commodity contacts	–	–	–	(5)	–	–	–	(5)
Non-Derivative Financial Instruments:
Available-for-sale assets	20	23	–	–	–	–	20	23

	(66)	(21)	166	82	(3)	(2)	97	59

70 MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table presents the net change in the Level III fair value category:

(millions of dollars, pre-tax)	Derivatives(1)

Balance at December 31, 2008	–
New contracts(2)	(14)
Transfers into Level III(3)	12

Balance at December 31, 2009	(2)
New contracts(2)	(16)
Settlements	(3)
Transfers into Level III(4)	3
Transfers out of Level III(4)(5)	(38)
Change in unrealized gains recorded in Net Income	14
Change in unrealized gains recorded in Other Comprehensive (Loss)/Income	39

Balance at December 31, 2010	(3)

(1)
The fair value of derivative assets and liabilities is presented on a net basis.

(2)
At December 31, 2010, the total amount of net gains included in Net Income attributable to derivatives that were entered into during the year and still held at the reporting date was $1 million (2009 – nil).

(3)
These contracts were previously included in Level II but were reclassified to Level III due to reduced liquidity in the market to which they relate.

(4)
Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable.

(5)
As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in an $8 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at December 31, 2010.

OTHER RISKS

Development Projects and Acquisitions

TCPL continues to focus on growing its Natural Gas Pipelines, Oil Pipelines and Energy operations through greenfield development projects and acquisitions. TCPL capitalizes costs incurred on certain of its projects during the development period prior to construction when the project meets specific criteria and is expected to proceed through to completion. The related capital costs of a project that does not proceed through to completion are expensed at the time it is discontinued to the extent that these costs and underlying materials cannot be utilized on another project. There is a risk with respect to TCPL's acquisition of assets and operations that certain commercial opportunities and operational synergies may not materialize as expected and that the assets would subsequently be subject to an impairment write-down.

Asset Commissioning

Although each of TCPL's newly-constructed assets goes through rigorous acceptance testing prior to being placed in service, there is a risk that these assets will have lower than expected availability or performance, especially in their first year of operations.

Health, Safety and Environment Risk Management

Health, safety and environment (HS&E) are top priorities in all of TCPL's operations and activities. These areas are guided by the Company's HS&E Commitment Statement, which outlines guiding principles for a safe and healthy environment for TCPL's employees, contractors and the public, and for TCPL's commitment to protect the environment. All employees

MANAGEMENT'S DISCUSSION AND ANALYSIS 71

are responsible for the Company's HS&E performance. The Company is committed to being an industry leader in conducting its business so that it meets or exceeds all applicable laws and regulations, and minimizes risk to people and the environment. The Company is committed to tracking and improving its HS&E performance, and to promoting safety on and off the job in the belief that all occupational injuries and illnesses are preventable. TCPL endeavours to do business with companies and contractors that share its perspective on HS&E performance and to influence them to improve their collective performance. TCPL is committed to respecting the diverse environments and cultures in which it operates and to supporting open communication with its stakeholders.

The HS&E Committee of TCPL's Board of Directors monitors compliance with the Company's HS&E corporate policy through regular reporting. TCPL's HS&E management system is modeled on the International Organization for Standardization (ISO) standard for environmental management systems, ISO 14001, and focuses resources on the areas of significant risk to the organization's HS&E business activities. Management is informed regularly of all important HS&E operational issues and initiatives through formal reporting processes. TCPL's HS&E management system and performance are assessed by an independent outside firm every three years. The most recent assessment occurred in December 2009 and did not identify any material issues. The HS&E management system is subject to ongoing internal review to ensure that it remains effective as circumstances change.

As one of TCPL's priorities, safety is an integral part of the way its employees work. In 2010, one of the Company's objectives was to sustain health and safety performance. Overall, the Company's safety frequency rates in 2010 continued to be better than most industry benchmarks.

The safety and integrity of the Company's existing and newly-developed infrastructure also continued to be top priorities. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought into service only after all necessary requirements have been satisfied. The Company expects to spend approximately $250 million in 2011 for pipeline integrity on its wholly owned pipelines, an increase of approximately $95 million over 2010 primarily due to increased levels of in-line pipeline inspection on all systems and pipeline enhancements in areas of population encroachment. Under the approved regulatory models in Canada, non-capital pipeline integrity expenditures on NEB-regulated pipelines are treated on a flow-through basis and, as a result, these expenditures have no impact on TCPL's earnings. Under the Keystone contracts, pipeline integrity expenditures are recovered through the tolling mechanism and, as a result, these expenditures have no impact on TCPL's earnings. Expenditures for GTN may also be recovered through a cost-recovery mechanism in its rates if threshold expenditures are achieved. TCPL's pipeline safety record in 2010 continued to be above industry benchmarks. TCPL experienced no pipeline breaks in 2010. Spending associated with public safety on the Energy assets is focused primarily on the Company's hydro dams and associated equipment, and is consistent with previous years.

Environment

TCPL's facilities are subject to stringent federal, provincial, state and local environmental statutes and regulations, including requirements that establish compliance and remedial obligations. Such laws and regulations generally require facilities to obtain or comply with a wide variety of environmental restrictions, licences, permits and other approvals. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial requirements or the issuance of orders respecting future operations. TCPL has ongoing inspection programs designed to keep all of its facilities in compliance with environmental requirements.

As mentioned above, TCPL's operations are subject to various environmental laws and regulations that establish compliance and remediation obligations. Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, and with damage claims arising from the contamination of properties. It is not possible for the Company to estimate the amount and timing of all future expenditures related to environmental matters due to:

•
uncertainties in estimating pollution control and clean up costs, including at sites where only preliminary site investigation or agreements have been completed;

•
the potential discovery of new sites or additional information at existing sites;

72 MANAGEMENT'S DISCUSSION AND ANALYSIS

•
the uncertainty in quantifying the Company's liability under environmental laws that impose joint and several liability on all potentially responsible parties;

•
the evolving nature of environmental laws and regulations, including the interpretation and enforcement of them; and

•
the potential for litigation on existing or discontinued assets.

Environmental risks from TCPL's operating facilities typically include: air emissions, such as nitrogen oxides, particulate matter and greenhouse gases (GHG); potential impacts on land, including land reclamation or restoration following construction; the use, storage and release of chemicals or hydrocarbons; the generation, handling and disposal of wastes and hazardous wastes; and water impacts such as uncontrolled water discharge. Environmental controls including physical design, programs, procedures and processes are in place to effectively manage these risks.

At December 31, 2010, TCPL recorded liabilities of approximately $84 million (2009 – $91 million) for remediation obligations and compliance costs associated with environmental regulations. The Company believes it has considered all necessary contingencies and established appropriate reserves for environmental liabilities, however, there is the risk that unforeseen matters may arise requiring the Company to set aside additional amounts.

TCPL is not aware of any material outstanding orders, claims or lawsuits against it in relation to the release or discharge of any material into the environment or in connection with environmental protection.

Regulation of air pollutant emissions under the U.S. Clean Air Act and state regulations continue to evolve. A number of EPA initiatives could lead to impacts ranging from requirements to install emissions control equipment, to additional administrative and reporting requirements. At this time, there is insufficient detail to accurately determine the potential impacts of these initiatives. While the majority of the proposals are not expected to be material to TCPL, the Company anticipates additional future costs related to the monitoring and control of air emissions.

In addition to those climate change policies already in place, there are also several federal, Canada and U.S., regional and provincial initiatives currently in development. While recent political and economic events may significantly affect the scope and timing of new policies, TCPL anticipates that most of the Company's facilities in Canada and the U.S. are or will be subject to federal or regional climate change regulations to manage industrial GHG emissions. Certain of these initiatives are outlined below.

In 2010, the Company owned assets in four regions, Alberta, Québec, B.C., and northeastern U.S., where regulations exist to address industrial GHG emissions. TCPL has procedures in place to address these regulations.

In Alberta, under the Specified Gas Emitters Regulation, industrial facilities emitting GHGs over an intensity threshold level are required to reduce GHG emissions intensities by 12 per cent below an average baseline. TCPL's Alberta-based facilities are subject to this regulation, as are the Sundance and Sheerness coal-fired power facilities with which TCPL has PPAs. As an alternative to reducing emissions intensities, compliance can be achieved through acquiring offsets or making payments to a technology fund at a cost of $15 per tonne of carbon dioxide (CO2) equivalents in excess of the mandated reduction. A program is in place to manage the compliance costs incurred by these assets as a result of regulation. Compliance costs on the Alberta System are recovered through rates paid by customers. Some of the compliance costs from the Company's power generation facilities in Alberta are recovered through market pricing and contract flow-through provisions. TCPL has estimated and recorded related costs of $22 million for 2010, after contracted cost recovery.

In Québec, the natural gas distributor collects the hydrocarbon royalty on behalf of the provincial government through a green fund contribution charge on gas consumed. In 2010, the cost pertaining to the Bécancour facility arising from the hydrocarbon royalty was less than $1 million as a result of an agreement between TCPL and Hydro-Québec to temporarily suspend the facility's power generation. The cost is expected to increase substantially when the plant returns to service.

The carbon tax in B.C., which came into effect in mid 2008, applies to CO2 emissions from fossil fuel combustion. Compliance costs for fuel combustion at the Company's compressor and meter stations in B.C. are recovered through tolls paid by customers. Costs related to the carbon tax in 2010 were estimated to be $4 million. As specified by this law, the cost per tonne of CO2 will increase in July 2011 to $25 from $20.

MANAGEMENT'S DISCUSSION AND ANALYSIS 73

Northeastern U.S. states that are members of the Regional Greenhouse Gas Initiative (RGGI) implemented a CO2 cap-and-trade program for electricity generators effective in January 2009. Under the RGGI, both the Ravenswood and OSP generation facilities will be required to submit allowances following the end of the first compliance period on December 31, 2011. TCPL participated in the quarterly auctions of allowances for the Ravenswood and OSP generation facilities and incurred related costs of approximately $5 million in 2010. These costs were generally recovered through the power market and the net impact on TCPL was not significant.

The Canadian government has continued to express interest in pursuing a harmonized continental climate change strategy. In January 2010, Environment Canada submitted a revised GHG reduction target to the United Nations Framework Convention on Climate Change as part of its submission for the Copenhagen Accord. The revised target represents a 17 per cent reduction in GHG emissions by 2020 relative to 2005 levels. In June 2010, the Federal government initiated consultation on its policy for coal-fired power operations with the stated intention of publishing the draft regulatory framework in Canada Gazette in early 2011. TCPL participated in this consultation process directly through meetings with government officials and the Canadian Electricity Association. The new regulations to reduce GHG emissions for coal-fired operations are expected to come into effect July 2015.

In the U.S., the EPA is proceeding towards regulating industrial GHG emissions under the Clean Air Act. In May 2010, the EPA issued its final version of the Tailoring Rule, which outlines emissions thresholds and a schedule for phasing in certain permitting requirements under the Clean Air Act. Under this rule, the Prevention of Significant Deterioration (PSD) program stipulates the air pollution protection criteria a company must meet to obtain a construction permit. Requirements will apply to GHG emissions starting in January 2011. The second phase of the program will commence in July 2011, with new rulemaking in 2012 to establish emission thresholds and permitting requirements to take effect in 2013. In addition to the PSD requirements, the Tailoring Rule sets comparable emissions thresholds and timetables for new and existing facilities to obtain operating permits under Title V of the Clean Air Act. The regulation of GHG emissions by the EPA under the Clean Air Act would have implications for TCPL with respect to permitting for existing, new and modified facilities.

The Western Climate Initiative (WCI) continues to work toward implementing a regional cap-and-trade program expected to come into effect in 2012. The cap-and-trade program would be a key component of the plan to help WCI members reach their goal of reducing GHG emissions 15 per cent below 2005 levels by 2020. Beginning in 2012, the cap would cover utilities and large industrial sectors, and expand by 2015 to cover transportation fuels, and commercial and residential fuels. The WCI comprises seven western U.S. states and four Canadian provinces. While TCPL has assets located in all four Canadian member provinces (B.C., Manitoba, Ontario and Québec) and five of the member states (California, Oregon, Washington, Montana and Arizona), the cap-and-trade program is proposed to begin in 2012 in California and the Canadian provinces of B.C., Québec and Ontario. The programs would cover TCPL's pipeline and power facilities, however, TCPL expects the cost of compliance would be largely recoverable on the facilities that trigger emissions thresholds.

In April 2010, the EPA published an "Advanced Notice of Proposed Rulemaking" to solicit comments with respect to the EPA's reassessment of current regulations under the Toxic Substances Control Act, governing the authorized use of polychlorinated biphenyls (PCB) in certain equipment. The proposed changes could require notification to the EPA when PCBs are discovered in any pipeline system, a phase out and eventual elimination of PCB use in pipeline systems and air compressor systems, and the immediate elimination of the storage of PCB equipment for reuse. If finalized as proposed, these changes are likely to have significant cost implications for the Company's U.S. assets.

TCPL monitors climate change policy developments and, when warranted, participates in policy discussions in jurisdictions where the Company has operations. The Company is also continuing its programs to manage GHG emissions from its facilities and to evaluate new processes and technologies that result in improved efficiencies and lower GHG emission rates.

In 2010, the Keystone Wood River/Patoka phase became operational. Steel pipelines are a safe, efficient and economical method of transporting crude oil. The equipment and procedures put in place with respect to Keystone provide the capability to contain oil leaks quickly and safely.

74 MANAGEMENT'S DISCUSSION AND ANALYSIS

TCPL's pipelines are designed, constructed and operated to the highest industry standards and meet or exceed all regulatory requirements. Keystone is continuously monitored and is fully automated with remotely-started secure pumps and valves. A variety of methods are used to detect and prevent leaks. In the unlikely event of a leak or spill, valves can be closed to isolate the leak and limit spill volumes.

The Company has established emergency response plans to be enacted in the unlikely event of a leak or spill along TCPL's operational crude oil pipeline. The plans encompass the necessary personnel and equipment to respond to any size of spill as well as clean-up and remediation operations to minimize any effects on the environment. The plans outline specific environmental features in the vicinity of the pipeline and containment and remediation efforts are based on practices that are well-understood and tested. In addition, TCPL has an on-going program to provide local emergency responders with the information and training necessary to ensure their preparedness for responding to events.

The impact of new or proposed provincial, state or federal safety and environmental laws, regulations, guidelines and enforcement in Canada and the U.S. on TCPL's business is not yet certain. TCPL makes assumptions about possible expenditures to safety and environmental matters based on current laws and regulations and interpretations thereof. If the laws or regulations or the interpretation thereof changes, the Company's assumptions may change. Incremental costs may or may not be recoverable under existing rate structures or commercial agreements. Proposed changes in environmental policy, legislation or regulation are routinely monitored by TCPL and where the risks are potentially large or uncertain the Company works independently or through industry associations to comment on proposals.

Future Abandonment Costs

Dependent on specific operating jurisdictions, the Company may have obligations to abandon its facilities in accordance with applicable laws and regulations.

To the extent legal obligations exist and can be reasonably estimated, the Company records Asset Retirement Obligations based on estimated fair value, which are accreted at the end of each period. The Company recorded Asset Retirement Obligations associated with the retirement of certain power generation facilities, natural gas pipelines and transportation facilities, and natural gas storage systems. The estimates or assumptions required to calculate Asset Retirement Obligations include scope of abandonment and reclamation activities, inflation rates, discount rates and timing of retirement assets. By their nature, these assumptions are subject to measurement uncertainty. The Company has determined that the scope and timing of asset retirement related to its regulated natural gas pipelines, oil pipelines and hydroelectric power plants are so uncertain that a reasonable estimate cannot be made. As a result, the Company has not recorded amounts for Asset Retirement Obligations related to these assets, with the exception of certain abandoned facilities.

The NEB's Land Matters Consultation Initiative deals with pipeline abandonment, including related financial issues. The goal of this initiative is for all pipeline companies regulated under the National Energy Board Act (Canada) to begin collecting and setting aside funds to cover future abandonment costs by mid-2014. In its May 2009 decision, the NEB established several filing deadlines relating to the financial issues, including deadlines for preparing and filing an estimate of the abandonment costs to be used to begin collecting funds, developing a proposal for collecting these funds through tolls or some other satisfactory method and developing a proposed process to set aside the funds collected. TCPL is preparing to file its estimates of abandonment costs for its Canadian oil and natural gas pipelines by May 31, 2011, as required by the NEB decision. These costs would be recovered from shippers through tolls in accordance with the NEB's determination that abandonment costs are a legitimate cost of providing service and are recoverable upon NEB approval from users of the system. The specific toll impacts have not yet been determined as they will be the subject of a subsequent NEB filing in late 2012.

For the foreseeable future, the Company intends to operate and maintain these assets as long as supply and demand exists for hydroelectric power generation, natural gas and oil. The Company continues to evaluate its obligations related to future abandonment costs and to monitor developments that could impact the amounts it records.

MANAGEMENT'S DISCUSSION AND ANALYSIS 75

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As at December 31, 2010, an evaluation of the effectiveness of TCPL's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC was carried out under the supervision and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, as at December 31, 2010, the design and operation of TCPL's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and were effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

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

Based on this evaluation, management concluded that internal control over financial reporting was effective as at December 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

In 2010, there was no change in TCPL's internal control over financial reporting that materially affected or is reasonably likely to materially affect TCPL's internal control over financial reporting.

CEO and CFO Certifications

TCPL's President and Chief Executive Officer and Chief Financial Officer have filed with the SEC and the Canadian securities regulators certifications regarding the quality of TCPL's public disclosures relating to its fiscal 2010 reports filed with the SEC and the Canadian securities regulators.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

To prepare financial statements that conform with GAAP, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses, since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. TCPL regularly assesses the assets and liabilities associated with these estimates and assumptions, and believes that no material adjustments are required. The Company believes the following accounting policies and estimates require it to make assumptions about highly uncertain matters and changes in these estimates could have a material impact on the Company's financial information.

76 MANAGEMENT'S DISCUSSION AND ANALYSIS

Rate-Regulated Accounting

The Company accounts for the impacts of rate regulation in accordance with GAAP. The following three criteria must be met to use these accounting principles:

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

The Company's management believes all three of these criteria have been met with respect to each of the regulated natural gas pipelines accounted for using rate-regulated accounting principles. The most significant impact from the use of these accounting principles is that the timing of recognition of certain Natural Gas Pipelines expenses and revenues in the regulated businesses may differ from that otherwise expected under GAAP in order to appropriately reflect the economic impact of the regulators' decisions regarding the Company's revenues and tolls. At December 31, 2010, the Company reported regulatory assets of $1.5 billion and $0.3 billion in Regulatory Assets and Other Current Assets, respectively (2009 – $1.5 billion and $0.2 billion, respectively), and regulatory liabilities of $0.3 billion and $0.1 billion in Regulatory Liabilities and Accounts Payable, respectively (2009 – $0.4 billion and $31 million, respectively).

Financial Instruments and Hedges

Financial Instruments

The Company initially records all financial instruments on the Balance Sheet at their fair value. Subsequent measurement of the financial instruments is based on their classification as held for trading, available for sale, held-to-maturity investments, loans and receivables, and other financial liabilities. Changes in the fair value of financial instruments are recorded in Net Income except those for available-for-sale assets, whose fair value adjustments are recorded in Other Comprehensive (Loss)/Income.

Held-for-trading derivative financial assets and liabilities consist of swaps, options, forwards and futures. The available-for-sale classification includes non-derivative financial assets that are designated as available for sale or are not included in the other three classifications. Trade receivables and loans and other receivables with fixed or determinable payments that are not quoted in an active market are classified as Loans and Receivables and are measured at amortized cost using the effective interest method, net of any impairment. The Company does not have any held-to-maturity investments. Other financial liabilities consist of liabilities not classified as held for trading and are recognized at amortized cost using the effective interest method.

Hedges

The Company applies hedge accounting to its arrangements that qualify for hedge accounting treatment, which include fair value and cash flow hedges, and to hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item. Changes in fair value of the hedged and hedging items are recognized in Net Income.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in Other Comprehensive (Loss)/Income, while any ineffective portion is recognized in Net Income in the same financial category as the underlying transaction. When hedge accounting is discontinued, the amounts recognized previously in Accumulated Other Comprehensive (Loss)/Income (AOCI) are reclassified to Net Income during the periods when the variability in cash flows of the hedged item affects Net Income. Gains and losses on derivatives are reclassified immediately to Net Income from AOCI when the hedged item is sold or terminated early, or when a hedged anticipated transaction is no longer expected to occur.

MANAGEMENT'S DISCUSSION AND ANALYSIS 77

The Company also enters into cash flow hedges and fair value hedges for activities subject to rate regulation. Any gains and losses arising from changes in the fair value of these hedges can be recovered through the tolls charged by the Company. As a result, any gains and losses are deferred as Regulatory Assets or Regulatory Liabilities on behalf of the ratepayers. When the hedges are settled, the realized gains and losses are refunded to or collected from the ratepayers in subsequent years.

In hedging the foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in Other Comprehensive (Loss)/Income and the ineffective portion is recognized in Net Income. The amounts recognized previously in AOCI are reclassified to Net Income in the event the Company reduces its investment in a foreign operation.

The fair value of financial instruments and hedges, where fair value does not approximate carrying value, is primarily derived from market values adjusted for credit risk, which can fluctuate widely from period to period. Since the changes in fair value are recorded through earnings, fluctuations can result in variability in Net Income.

Financial instruments and hedges, including risks associated with fluctuations to earnings and cash flows, are discussed further in the Risk Management and Financial Instruments section in this MD&A.

Depreciation and Amortization Expense

TCPL's Plant, Property and Equipment are depreciated on a straight-line basis over their estimated useful lives once they are ready for their intended use. The estimation of useful lives requires management's judgement regarding the period of time the assets will be in use based on third-party engineering studies, experience and industry practice. The initial payment for the Company's PPAs is deferred and amortized on a straight-line basis over the terms of the contracts, which expire in 2017 and 2020.

Natural gas pipeline and compression equipment is depreciated at annual rates ranging from one per cent to six per cent. Oil pipeline and pumping equipment is depreciated at annual rates ranging from approximately two per cent to 2.5 per cent. Metering and other plant equipment are depreciated at various rates. Major power generation and natural gas storage plant, equipment and structures in the Energy business are depreciated by major component on a straight-line basis over estimated service lives at average annual rates ranging from two per cent to 20 per cent. Nuclear power generation assets under capital lease are recorded initially at the present value of minimum lease payments at the inception of the lease and amortized on a straight-line basis over the shorter of their useful life and the remaining lease term. Other Energy equipment is depreciated at various rates. Corporate Plant, Property and Equipment are depreciated on a straight-line basis over estimated useful lives at average annual rates ranging from three per cent to 20 per cent.

Depreciation and Amortization expense in 2010 was $1,354 million (2009 – $1,377 million; 2008 – $1,247 million) and was recorded in Natural Gas Pipelines and Energy. In Natural Gas Pipelines, depreciation rates are approved by regulators when applicable and depreciation expense is recoverable based on the cost of providing the services or products. If regulators permit recovery of depreciation through rates charged to customers, a change in the estimate of the useful lives of plant, property and equipment in the Natural Gas Pipelines segment will have no material impact on TCPL's Net Income but will directly affect Funds Generated from Operations. PPA amortization expense of $58 million was included in Energy's Depreciation and Amortization expense for each year from 2008 through 2010.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets such as plant, property and equipment, as well as intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value of the assets.

At December 31, 2010, the Company reported Goodwill of $3.6 billion (2009 – $3.8 billion). Goodwill is tested in the Natural Gas Pipelines and Energy segments for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An initial test is done by comparing the fair value of the operations, which includes goodwill, to the book value of each reporting unit. If the fair value is less than book value,

78 MANAGEMENT'S DISCUSSION AND ANALYSIS

an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

These valuations are based on management's projections of future cash flows and, therefore, require estimates and assumptions with respect to:

•
discount rates;

•
commodity and capacity prices;

•
market supply and demand assumptions;

•
growth opportunities;

•
output levels;

•
competition from other companies; and

•
regulatory changes.

Significant changes in these assumptions could affect the Company's need to record an impairment charge.

ACCOUNTING CHANGES

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582 "Business Combinations" is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests". Sections 1601 and 1602 will require Non-Controlling Interests to be presented as part of Shareholders' Equity on the Balance Sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation of income between the controlling and non-controlling interests. These standards will be effective January 1, 2011. Changes resulting from the adoption of Section 1582 will be applied prospectively and changes resulting from the adoption of Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards

The CICA's Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. As an SEC registrant, TCPL prepares and files a "Reconciliation to United States GAAP" and has the option to prepare and file its consolidated financial statements using U.S. GAAP. Previously, TCPL disclosed that effective January 1, 2011, the Company expected to begin reporting under IFRS. As a result of the developments noted below, management expects that the Company will adopt U.S. GAAP effective January 1, 2012. The Company's IFRS conversion project was proceeding as planned to meet the conversion date of January 1, 2011, prior to these developments.

In accordance with GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. These RRA standards allow the timing of recognition of certain expenses and revenues to differ from the timing that may otherwise be expected in a non-rate-regulated business under GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. These timing differences are recorded as Regulatory Assets and Regulatory Liabilities on TCPL's Consolidated Balance Sheet and represent current rights and obligations regarding cash flows expected to be recovered from or refunded to customers based on decisions and approvals by the

MANAGEMENT'S DISCUSSION AND ANALYSIS 79

applicable regulatory authorities. At December 31, 2010, TCPL reported regulatory assets of $1.8 billion and regulatory liabilities of $0.4 billion in addition to certain other impacts of RRA.

In July 2009, the IASB issued an Exposure Draft "Rate-Regulated Activities", which proposed a form of RRA under IFRS. At its September 2010 meeting, the IASB concluded that the development of RRA under IFRS requires further analysis and removed the RRA project from its current agenda. The IASB is considering what form a future project might take, if any, to address RRA. TCPL does not expect a final RRA standard under IFRS to be effective for 2012.

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. Due to the continued uncertainty around the timing, scope and eventual adoption of an RRA standard under IFRS, TCPL will defer its adoption of IFRS accordingly and continue preparing its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA. TCPL will continue to actively monitor IASB developments with respect to RRA and other IFRS.

U.S. GAAP Conversion Project

The impact of adopting U.S. GAAP is consistent with that currently reported in the Company's publicly filed "Reconciliation to United States GAAP". Significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company's primary accounting standard.

TCPL's IFRS conversion team has been redeployed to support the conversion to U.S. GAAP. All staff affected by the conversion will be provided with in-depth U.S. GAAP training and technical research will be conducted. The conversion team is led by a multi-disciplinary Steering Committee that provides directional leadership for the likely adoption of U.S. GAAP. Management also updates TCPL's Audit Committee on the progress of this project and on any pertinent developments related to IFRS at each Audit Committee meeting.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA(1)

	2010

(unaudited) (millions of dollars except per share amounts)	Fourth	Third	Second	First

Revenues	2,057	2,129	1,923	1,955
Net Income	276	387	292	301
Share Statistics
Net income per share – basic and diluted	$0.40	$0.57	$0.43	$0.46

	2009

(unaudited) (millions of dollars except per share amounts)	Fourth	Third	Second	First

Revenues	1,986	2,049	1,984	2,162
Net Income	384	343	316	336
Share Statistics
Net income per share – basic and diluted	$0.58	$0.55	$0.52	$0.55

(1)
The selected quarterly consolidated financial data has been prepared in accordance with GAAP.

Factors Affecting Quarterly Financial Information

In Natural Gas Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any

80 MANAGEMENT'S DISCUSSION AND ANALYSIS

particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Oil Pipelines, which consists of the Company's investment in a regulated crude oil pipeline, annual revenues and net income are based on contracted crude oil transportation and uncommitted spot transportation. Quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from changes in the amount of spot volumes transported and the associated rate charged. Spot volumes transported are affected by customer demand, market pricing, planned and unplanned outages of refineries, terminals and pipeline facilities, and developments outside of the normal course of operations.

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

Significant developments that affected EBIT and Net Income in 2010 and 2009 were as follows:

•
Fourth Quarter 2010 Natural Gas Pipelines' EBIT decreased as a result of recording a $146 million pre-tax ($127 million after-tax) valuation provision for advances to the APG for the MGP. Energy's EBIT included contributions from the second phase of Kibby Wind, which was placed in service in October 2010, and net unrealized gains of $22 million pre-tax ($12 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

•
Third Quarter 2010 Natural Gas Pipelines' EBIT increased as a result of recording nine months of incremental earnings related to the Alberta System 2010 – 2012 Revenue Requirement Settlement, which resulted in a $33 million increase to Net Income. Energy's EBIT included contributions from Halton Hills, which was placed in service in September 2010, and net unrealized gains of $4 million pre-tax ($3 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

•
Second Quarter 2010 Energy's EBIT included net unrealized gains of $15 million pre-tax ($10 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities. Net Income reflected a decrease of $58 million after tax due to losses in 2010 compared to gains in 2009 for interest rate and foreign exchange rate derivatives that did not qualify as hedges for accounting purposes and the translation of U.S. dollar-denominated working capital balances.

•
First Quarter 2010 Energy's EBIT included net unrealized losses of $49 million pre-tax ($32 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

•
Fourth Quarter 2009 Natural Gas Pipelines EBIT included a dilution gain of $29 million pre-tax ($18 million after tax) resulting from TCPL's reduced ownership interest in PipeLines LP, which was caused by PipeLines LP's issue of common units to the public. Energy's EBIT included net unrealized gains of $7 million pre-tax ($5 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities. Net Income included $30 million of favourable income tax adjustments resulting from reductions in the Province of Ontario's corporate income tax rates.

•
Third Quarter 2009 Energy's EBIT included net unrealized gains of $14 million pre-tax ($10 million after tax) due to changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

•
Second Quarter 2009 Energy's EBIT included net unrealized losses of $7 million pre-tax ($5 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities. Energy's EBIT also included contributions from Portlands Energy, which was placed in service in April 2009, and the negative impact of Western Power's lower overall realized power prices.

•
First Quarter 2009 Energy's EBIT included net unrealized losses of $13 million pre-tax ($9 million after tax) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS 81

FOURTH QUARTER 2010 HIGHLIGHTS

Reconciliation of Comparable Earnings, Comparable EBITDA, Comparable EBIT and EBIT to Net Income
Applicable to Common Shares

	Natural Gas Pipelines		Energy		Corporate		Total

Three months ended December 31 (unaudited) (millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Comparable EBITDA(1)	737	745	301	248	(33)	(28)	1,005	965
Depreciation and amortization	(241)	(257)	(103)	(86)	–	–	(344)	(343)

Comparable EBIT(1)	496	488	198	162	(33)	(28)	661	622
Specific items:
Valuation provision for MGP	(146)	–	–	–	–	–	(146)	–
Risk management activities	–	–	22	7	–	–	22	7
Dilution gain from reduced interest in PipeLines LP	–	29	–	–	–	–	–	29

EBIT(1)	350	517	220	169	(33)	(28)	537	658

Interest expense							(189)	(193)
Interest expense of joint ventures							(15)	(17)
Interest income and other							61	22
Income taxes							(90)	(66)
Non-controlling interests							(28)	(20)

Net Income							276	384
Preferred share dividends							(5)	(5)

Net Income Applicable to Common Shares							271	379
Specific items (net of tax where applicable):
Valuation provision for MGP							127	–
Risk management activities							(12)	(5)
Dilution gain from reduced interest in PipeLines LP							–	(18)
Income tax adjustments							–	(30)

Comparable Earnings(1)							386	326

(1)
Refer to the Non-GAAP Measures section in this MD&A for further discussion of Comparable EBITDA, Comparable EBIT, EBIT and Comparable Earnings.

TCPL's Net Income in fourth quarter 2010 was $276 million and Net Income Applicable to Common Shares was $271 million compared to $384 million and $379 million, respectively, in fourth quarter 2009.

Comparable Earnings in fourth quarter 2010 were $386 million, compared to $326 million for the same period in 2009. Comparable Earnings in fourth quarter 2010 excluded the $127 million after-tax ($146 million pre-tax) valuation provision for advances to the APG for the MGP. Comparable Earnings in fourth quarter 2010 also excluded net unrealized gains of $12 million after tax ($22 million pre-tax) (2009 – gains of $5 million after tax ($7 million pre-tax)) resulting from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities. Comparable Earnings in fourth quarter 2009 also excluded the $30 million of favourable income tax adjustments arising from a reduction in the Province of Ontario's corporate income tax rates and the $18 million after-tax ($29 million pre-tax) dilution gain resulting from TCPL's reduced ownership interest in PipeLines LP, after a

82 MANAGEMENT'S DISCUSSION AND ANALYSIS

public offering of PipeLines LP common units in fourth quarter 2009. The $60 million increase in Comparable Earnings reflected:

•
increased Comparable EBIT from Natural Gas Pipelines primarily due to lower business development costs and higher earnings from the Alberta System revenue requirement settlement, increased revenues from Northern Border and reduced depreciation expense for Great Lakes, partially offset by lower revenues from the Canadian Mainline and Alberta System for amounts that are recovered on a flow-through basis;

•
increased Comparable EBIT from Energy primarily due to increased power generation at Bruce A, higher capacity revenues, sales volumes and realized prices for U.S. Power, and incremental earnings from the start-up of Halton Hills, which went into service in September 2010, partially offset by lower Bruce B lease expense in 2009, lower realized power prices for Western Power and Bruce B, and decreased proprietary and third-party storage revenues for Natural Gas Storage;

•
increased Comparable EBIT loss from Corporate primarily due to higher support services and other corporate costs;

•
decreased Interest Expense primarily due to increased capitalized interest, relating to Keystone and other capital projects, and the positive impact of a weaker U.S. dollar on U.S. dollar-denominated interest expense, partially offset by incremental interest expense on new debt issues in 2010;

•
increased Interest Income and Other, reflecting higher gains in fourth quarter 2010 compared to fourth quarter 2009 from changes in the fair value of derivatives used to manage the Company's exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income; and

•
increased Income Taxes in fourth quarter 2010 compared to fourth quarter 2009 due to positive income tax adjustments that reduced income taxes in fourth quarter 2009, partially offset by lower pre-tax earnings in fourth quarter 2010.

Natural Gas Pipelines' Comparable EBIT was $496 million in fourth quarter 2010 compared to $488 million in the same period in 2009. Comparable EBIT in fourth quarter 2010 excluded the $146 million pre-tax valuation provision for advances to the APG for the MGP. Comparable EBIT in 2009 excluded the $29 million pre-tax dilution gain resulting from TCPL's reduced ownership interest in PipeLines LP, which occurred following public issuance of common units by PipeLines LP in fourth quarter 2009.

Canadian Mainline's net income in fourth quarter 2010 decreased $1 million to $71 million from $72 million for the same period in 2009. Net income in fourth quarter 2010 reflected a lower ROE of 8.52 per cent compared to 8.57 per cent in 2009 on a lower average investment base, partially offset by higher incentive earnings.

Canadian Mainline's Comparable EBITDA in fourth quarter 2010 of $269 million decreased $13 million from $282 million for the same period in 2009, primarily due to lower revenues as a result of lower income taxes and financial charges in the 2010 tolls, which are recovered on a flow-through basis and do not affect net income. The decrease in financial charges was primarily due to higher-cost debt that matured in 2009 and early 2010.

The Alberta System's net income of $53 million in fourth quarter 2010 increased $8 million compared to the same period in 2009. Net income in fourth quarter 2010 reflected an ROE of 9.70 per cent on 40 per cent deemed common equity and a higher average investment base, earned under the Alberta System's 2010 – 2012 Revenue Requirement Settlement, partially offset by lower incentive earnings.

The Alberta System's Comparable EBITDA was $194 million in fourth quarter 2010 compared to $193 million for the same period in 2009. Comparable EBITDA in fourth quarter 2010 reflected the ROE earned under the Alberta System's 2010 – 2012 Revenue Requirement Settlement and an increased average investment base, partially offset by lower revenues as a result of lower financial charges, which are recovered on a flow-through basis, and lower incentive earnings compared to 2009.

Net income and Comparable EBITDA from Foothills in fourth quarter 2010 of $7 million and $33 million, respectively, increased $2 million and $1 million, respectively, compared to fourth quarter 2009. The increase was primarily due to a Foothills 2010 settlement agreement that established an ROE of 9.70 per cent on deemed common equity of 40 per cent for the years 2010 to 2012. Results in 2009 were based on the NEB ROE formula of 8.57 per cent on a deemed common equity of 36 per cent.

MANAGEMENT'S DISCUSSION AND ANALYSIS 83

Comparable EBITDA from Other Canadian Natural Gas Pipelines was $11 million in fourth quarter 2010 compared to $15 million for the same period in 2009. The decrease in fourth quarter 2010 was primarily due to an adjustment to TQM's cost of capital in 2009.

ANR's Comparable EBITDA in fourth quarter 2010 was US$76 million compared to US$79 million for the same period in 2009. The decrease was primarily due to lower transportation sales and storage revenues as higher regional storage inventories and marginal supply from the U.S. Gulf Coast negatively affected transportation rates and demand for natural gas.

GTN's Comparable EBITDA in fourth quarter 2010 was US$45 million compared to US$41 million for the same period in 2009. The increase was primarily due to incremental proceeds accrued in 2010 relating to the Calpine bankruptcy distributions and lower OM&A costs, partially offset by the write-off of costs related to an unsuccessful information systems project in 2010.

Comparable EBITDA for the remainder of the U.S. Natural Gas Pipelines in fourth quarter 2010 was US$128 million compared to US$126 million for the same period in 2009. The increase was primarily due to the positive impact Northern Border's higher revenues had on PipeLines LP's earnings, partially offset by lower revenues from Great Lakes. U.S. Natural Gas Pipelines was also negatively affected by higher general, administrative and support costs primarily related to the start-up of Keystone.

Natural Gas Pipelines' Business Development Comparable EBITDA losses decreased $15 million to $21 million in fourth quarter 2010 from $36 million for the same period in 2009 primarily due to decreased business development costs related to the Alaska Pipeline Project.

Energy's Comparable EBIT was $198 million in fourth quarter 2010 compared to $162 million in the same period in 2009. Comparable EBIT in fourth quarter 2010 excluded net unrealized pre-tax gains of $22 million (2009 – gains of $7 million), respectively, from changes in the fair value of proprietary natural gas inventory in storage and certain risk management activities.

Western Power's Comparable EBITDA of $48 million in fourth quarter 2010 decreased $13 million compared to the same period in 2009, primarily due to lower overall realized power prices. Contracted prices in fourth quarter 2010 contributed positive margins compared to margins realized under spot prices, however, contracted prices were lower than in fourth quarter 2009 due to the continued impact of the North American economic downturn.

Eastern Power's Comparable EBITDA of $77 million in fourth quarter 2010 increased $21 million compared to the same period in 2009 primarily due to incremental earnings from Halton Hills, which went into service in September 2010.

TCPL's proportionate share of Bruce Power's Comparable EBITDA increased $29 million to $99 million in fourth quarter 2010 from $70 million in fourth quarter 2009.

TCPL's proportionate share of Bruce A's Comparable EBITDA increased $62 million to $33 million in fourth quarter 2010 from losses of $29 million in fourth quarter 2009 as a result of higher volumes and lower operating expenses due to decreased outage days.

TCPL's proportionate share of Bruce B's Comparable EBITDA decreased $33 million to $66 million in fourth quarter 2010 from $99 million in fourth quarter 2009 primarily due to higher lease expenses and lower realized prices resulting from the expiry of fixed-price contracts at higher prices.

U.S. Power's Comparable EBITDA in fourth quarter 2010 of US$59 million increased US$31 million compared to the same period in 2009 primarily due to higher capacity revenues, increased realized prices and higher volumes of power sold.

Natural Gas Storage's Comparable EBITDA in fourth quarter 2010 was $37 million compared to $49 million for the same period in 2009. The decrease in Comparable EBITDA in fourth quarter 2010 was primarily due to lower proprietary natural gas and third-party storage revenues as a result of reduced realized natural gas price spreads.

Interest Expense in fourth quarter 2010 decreased $4 million to $189 million from $193 million in fourth quarter 2009. The decrease reflected increased capitalized interest relating to the Company's capital growth program in 2010,

84 MANAGEMENT'S DISCUSSION AND ANALYSIS

primarily due to Keystone construction, the positive impact of a weaker U.S. dollar on U.S. dollar-denominated interest and Canadian dollar-denominated debt maturities in 2009 and 2010. These decreases were partially offset by incremental interest expense on new debt issues of US$1.25 billion in June 2010 and US$1.0 billion in September 2010.

Interest Income and Other in fourth quarter 2010 increased $39 million to $61 million from $22 million in fourth quarter 2009. The increase reflected higher gains in 2010 compared to 2009 from changes in the fair value of derivatives used to manage the Company's exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.

Income Taxes were $90 million in fourth quarter 2010 compared to $66 million for the same period in 2009. The increase was primarily due to positive income tax adjustments that reduced income taxes in 2009, including $30 million of favourable adjustments arising from a reduction in the Province of Ontario's corporate income tax rates, partially offset by lower pre-tax earnings in 2010.

SHARE INFORMATION

At February 10, 2011, TCPL had 675 million issued and outstanding common shares, four million Series U preferred shares and four million Series Y preferred shares issued and outstanding. There were no outstanding options to purchase common shares.

OTHER INFORMATION

Additional information relating to TCPL, including the Company's Annual Information Form and other continuous disclosure documents, is available on SEDAR at www.sedar.com under TCPL Corporation.

Other selected consolidated financial information for 2001 to 2010 is found under the heading "Ten Year Financial Highlights" in the Supplementary Information section of the Company's Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS 85

GLOSSARY OF TERMS

AcSB	Accounting Standards Board
AECL	Atomic Energy of Canada Ltd.
AGIA	Alaska Gasline Inducement Act
Alaska Pipeline Project	A proposed natural gas pipeline extending from Prudhoe Bay, Alaska to either Alberta or Valdez, Alaska
Alberta System	A natural gas transmission system in Alberta and B.C.
AOCI	Accumulated Other Comprehensive (Loss)/Income
American Natural Resources (ANR)	A natural gas transmission system extending from producing fields located primarily in Texas, Oklahoma, the Gulf of Mexico and U.S. midcontinent region to markets located primarily in Wisconsin, Michigan, Illinois, Ohio and Indiana, and regulated underground natural gas storage facilities in Michigan
APG	Aboriginal Pipeline Group
ARO	Asset retirement obligation
AUC	Alberta Utilities Commission
B.C.	British Columbia
Bbl/d	Barrel(s) per day
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
Bear Creek	A natural gas-fired cogeneration plant near Grande Prairie, Alberta
Bécancour	A natural gas-fired cogeneration plant near Trois-Rivières, Québec
Bison	A natural gas pipeline extending from the Powder River Basin in Wyoming to Northern Border in North Dakota
BPC	BPC Generation Infrastructure Trust
BPRIA	Bruce Power Refurbishment Implementation Agreement
Broadwater	A proposed offshore LNG project in Long Island Sound, New York
Bruce A	A partnership interest in a nuclear power generation facility consisting of Units 1 to 4 of Bruce Power
Bruce B	A partnership interest in a nuclear power generation facility consisting of Units 5 to 8 of Bruce Power
Bruce Power	A nuclear power generation facility located northwest of Toronto, Ontario (Bruce A and Bruce B, collectively)
Calpine	Calpine Corporation
Canadian Mainline	A natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec
Cancarb	A waste-heat fuelled power plant at the Cancarb thermal carbon black facility in Medicine Hat, Alberta
CAPP	Canadian Association of Petroleum Producers
Carseland	A natural gas-fired cogeneration plant near Carseland, Alberta
Cartier Wind	Five wind farms in Gaspé, Québec, three of which are operational and two under construction
Chinook	A proposed power transmission line project that will originate in Montana and terminate in Nevada
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
Coolidge	A simple-cycle, natural gas-fired peaking power generation station under construction in Coolidge, Arizona
CrossAlta	An underground natural gas storage facility near Crossfield, Alberta
Cushing Extension	Second phase of the Keystone oil pipeline delivering crude oil to Cushing, Oklahoma
DB Plans	Defined benefit pension plans
DC Plans	Defined contribution pension plans
DRP	Dividend Reinvestment and Share Purchase Plan
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
Edson	An underground natural gas storage facility near Edson, Alberta
EPA	Environmental Protection Agency (U.S.)
FCA	Fuel channel assemblies
FCM	Forward Capacity Market
FERC	Federal Energy Regulatory Commission (U.S.)
Foothills	A natural gas transmission system extending from central Alberta to the B.C./U.S. border and to the Saskatchewan/U.S. border
GAAP	Canadian generally accepted accounting principles
Gas Pacifico	A natural gas transmission system extending from Loma de la Lata, Argentina to Concepción, Chile
GHG	Greenhouse gas
Grandview	A natural gas-fired cogeneration plant in Saint John, New Brunswick

86 MANAGEMENT'S DISCUSSION AND ANALYSIS

Great Lakes	A natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the northeastern and midwestern U.S.
Gas Transmission Northwest (GTN)	A natural gas transmission system extending from the B.C./Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon
GTNC	Gas Transmission Northwest Company
Guadalajara	A natural gas pipeline under construction in Mexico extending from Manzanillo, Colima to Guadalajara, Jalisco
GWh	Gigawatt hours
Halton Hills	A natural gas-fired, combined-cycle power plant in Halton Hills, Ontario
HS&E	Health, Safety and Environment
HVDC	High voltage direct current
IASB	International Accounting Standards Board
IESO	Independent Electricity System Operator
IFRS	International Financial Reporting Standards
INNERGY	An industrial natural gas marketing company based in Concepción, Chile
Iroquois	A natural gas transmission system that connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to the northeastern U.S.
ISO	International Organization for Standardization
Keystone	Wood River/Patoka, Cushing Extension and U.S. Gulf Coast Expansion, collectively
Kibby Wind	A wind farm located in Kibby and Skinner townships in northwestern Franklin County, Maine
km	Kilometre(s)
LNG	Liquefied natural gas
MacKay River	A natural gas-fired cogeneration plant near Fort McMurray, Alberta
MD&A	Management's Discussion and Analysis
Mackenzie Gas Project (MGP)	A proposed natural gas pipeline extending from a point near Inuvik, Northwest Territories to the northern border of Alberta
mmcf/d	Million cubic feet per day
MOP	Maximum operating pressure
MW	Megawatt(s)
MWh	Megawatt hours
NCC	North Central Corridor
NEB	National Energy Board
NGTL	NOVA Gas Transmission Ltd.
North Baja	A natural gas transmission system extending from Arizona to the Baja California, Mexico/California border
Northern Border	A natural gas transmission system extending from a point near Monchy, Saskatchewan to the U.S. Midwest
NYISO	New York Independent System Operator
OCI	Other Comprehensive (Loss)/Income
OM&A	Operating, maintenance and administration
OMERS	Ontario Municipal Employees Retirement System
OPA	Ontario Power Authority
Ocean State Power (OSP)	A natural gas-fired, combined-cycle plant in Burrillville, Rhode Island
Palomar	A proposed pipeline extending from GTN to the Columbia River northwest of Portland
PCB	Polychlorinated biphenyls
PipeLines LP	TC PipeLines, LP
PJM Interconnection	A regional transmission organization that coordinates the movement of wholesale electricity in all or parts of 13 states and District of Columbia
Portland	A natural gas transmission system extending from a point near East Hereford, Québec to the northeastern U.S.
Portlands Energy	A natural gas-fired, combined-cycle power plant in Toronto, Ontario
PPA	Power purchase arrangement
PSD	Prevention of Significant Deterioration
PWU	Power Workers' Union Trust
Ravenswood	A natural gas- and oil-fired generating facility consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology located in Queens, New York
Redwater	A natural gas-fired cogeneration plant near Redwater, Alberta
RGGI	Regional Greenhouse Gas Initiative
ROE	Rate of return on common equity
RRA	Rate-regulated accounting
SEC	Securities and Exchange Commission (U.S.)
SEP	Society of Energy Professionals Trust
Sheerness	A coal-fired power generating facility near Hanna, Alberta

MANAGEMENT'S DISCUSSION AND ANALYSIS 87

Sundance A	A coal-fired power generating facility near Wabamun, Alberta
Sundance B	A coal-fired power generating facility near Wabamun, Alberta
Tamazunchale	A natural gas pipeline in Mexico extending from Naranjos, Veracruz to Tamazunchale, San Luis Potosi
TC Hydro	Hydroelectric generation assets in New Hampshire, Vermont and Massachusetts
TCPL	TransCanada PipeLines Limited
TCPL USA	TransCanada PipeLine USA Ltd.
Trans Québec & Maritimes (TQM)	A natural gas transmission system that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec, and connects with Portland
TransAlta	TransAlta Corporation
TransCanada or the Company	TransCanada Corporation
TransGas	A natural gas transmission system extending from Mariquita to Cali in Colombia
Tuscarora	A natural gas transmission system extending from Malin, Oregon to Wadsworth, Nevada
U.S.	United States
U.S. GAAP	U.S. generally accepted accounting principles
U.S. Gulf Coast Expansion	A proposed extension and expansion of the Keystone oil pipeline to the U.S. Gulf Coast
VaR	Value-at-Risk
Ventures LP	A natural gas transmission system in Alberta supplying natural gas to the oil sands region of northern Alberta and to a petrochemical complex at Joffre, Alberta
WCI	Western Climate Initiative
WCSB	Western Canada Sedimentary Basin
Wood River/Patoka	First phase of the Keystone oil pipeline delivering crude oil to Wood River and Patoka in Illinois
Zephyr	A proposed power transmission line project originating in Wyoming and terminating in Nevada

88 MANAGEMENT'S DISCUSSION AND ANALYSIS

Report of Management

The consolidated financial statements and Management's Discussion and Analysis (MD&A) included in this Annual Report are the responsibility of the management of TransCanada PipeLines Limited (TCPL or the Company) and have been approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and include amounts that are based on estimates and judgements. The MD&A is based on the Company's financial results. It compares the Company's financial and operating performance in 2010 to that in 2009, and highlights significant changes between 2009 and 2008. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed and maintains a system of internal controls over financial reporting, including a program of internal audits to carry out its responsibility. Management believes these controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements. The internal controls over financial reporting include management's communication to employees of policies that govern ethical business conduct.

Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded, based on its evaluation, that internal controls over financial reporting are effective as of December 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

The Board of Directors is responsible for reviewing and approving the financial statements and MD&A and ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board of Directors carries out these responsibilities primarily through the Audit Committee, which consists of independent, non-management directors. The Audit Committee meets with management at least five times a year and meets independently with internal and external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Charter of the Audit Committee, which is set out in the Annual Information Form. The Audit Committee's responsibilities include overseeing management's performance in carrying out its financial reporting responsibilities and reviewing the Annual Report, including the consolidated financial statements and MD&A, before these documents are submitted to the Board of Directors for approval. The internal and independent external auditors have access to the Audit Committee without the requirement to obtain prior management approval.

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

Russell K. Girling	Donald R. Marchand
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
February 14, 2011

TRANSCANADA PIPELINES LIMITED 89

Auditors' Report

To the Shareholders of TransCanada PipeLines Limited

We have audited the accompanying consolidated financial statements of TransCanada PipeLines Limited and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2010 and 2009, the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

 Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

 Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

 Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransCanada PipeLines Limited and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Calgary, Canada
February 14, 2011

90 CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED INCOME

Year ended December 31 (millions of dollars)	2010	2009	2008

Revenues	8,064	8,181	8,547
Operating and Other Expenses/(Income)
Plant operating costs and other	3,114	3,213	2,976
Commodity purchases resold	1,017	831	1,429
Depreciation and amortization	1,354	1,377	1,247
Valuation provision for MGP (Note 7)	146	–	–
Calpine bankruptcy settlements (Note 18)	–	–	(279)
Write-down of Broadwater LNG project costs (Note 4)	–	–	41

	5,631	5,421	5,414

Financial Charges/(Income)
Interest expense (Note 10)	754	986	962
Interest expense of joint ventures (Note 11)	59	64	72
Interest income and other	(94)	(119)	(42)

	719	931	992

Income before Income Taxes and Non-Controlling Interests	1,714	1,829	2,141

Income Taxes (Recovery)/Expense (Note 19)
Current	(142)	32	524
Future	507	344	67

	365	376	591
Non-Controlling Interests (Note 15)	93	74	108

Net Income	1,256	1,379	1,442
Preferred Share Dividends (Note 17)	22	22	22

Net Income Applicable to Common Shares	1,234	1,357	1,420

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS 91

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED CASH FLOWS

Year ended December 31 (millions of dollars)	2010	2009	2008

Cash Generated from Operations
Net income	1,256	1,379	1,442
Depreciation and amortization	1,354	1,377	1,247
Future income taxes (Note 19)	507	344	67
Non-controlling interests (Note 15)	93	74	108
Valuation provision for MGP (Note 7)	146	–	–
Employee future benefits funding (in excess of)/lower than expense (Note 22)	(69)	(111)	17
Write-down of Broadwater LNG project costs (Note 4)	–	–	41
Other	(8)	(19)	70

	3,279	3,044	2,992
(Increase)/decrease in operating working capital (Note 23)	(256)	(88)	128

Net cash provided by operations	3,023	2,956	3,120

Investing Activities
Capital expenditures	(5,036)	(5,417)	(3,134)
Deferred amounts and other	(384)	(571)	(459)
Acquisitions, net of cash acquired (Note 9)	–	(902)	(3,229)
Disposition of assets, net of current income taxes	–	–	28

Net cash used in investing activities	(5,420)	(6,890)	(6,794)

Financing Activities
Dividends on common and preferred shares (Notes 16 and 17)	(1,109)	(998)	(817)
Distributions paid to non-controlling interests	(90)	(78)	(119)
Advances from/(to) parent (Note 25)	116	932	(180)
Notes payable issued/(repaid), net (Note 20)	474	(244)	1,659
Long-term debt issued, net of issue costs (Note 10)	2,371	3,267	2,197
Reduction of long-term debt	(494)	(1,005)	(840)
Long-term debt of joint ventures issued (Note 11)	177	226	173
Reduction of long-term debt of joint ventures	(254)	(246)	(120)
Common shares issued (Note 16)	987	1,676	2,419
Partnership units of subsidiary issued, net of issue costs (Note 9)	–	193	–

Net cash provided by financing activities	2,178	3,723	4,372

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(8)	(110)	98

(Decrease)/Increase in Cash and Cash Equivalents	(227)	(321)	796
Cash and Cash Equivalents
Beginning of year	979	1,300	504

Cash and Cash Equivalents
End of year	752	979	1,300

The accompanying notes to the consolidated financial statements are an integral part of these statements.

92 CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED BALANCE SHEET

December 31 (millions of dollars)	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	752	979
Accounts receivable	1,280	968
Due from TransCanada Corporation (Note 25)	1,363	845
Inventories	425	511
Other	777	701

	4,597	4,004
Plant, Property and Equipment (Note 5)	36,244	32,879
Goodwill (Note 6)	3,570	3,763
Regulatory Assets (Note 14)	1,512	1,524
Intangibles and Other Assets (Note 7)	2,026	2,500

	47,949	44,670

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable (Note 20)	2,092	1,687
Accounts payable	2,247	2,191
Accrued interest	361	380
Current portion of long-term debt (Note 10)	894	478
Current portion of long-term debt of joint ventures (Note 11)	65	212

	5,659	4,948
Due to TransCanada Corporation (Note 25)	2,703	2,069
Regulatory Liabilities (Note 14)	314	385
Deferred Amounts (Note 13)	694	743
Future Income Taxes (Note 19)	3,250	2,893
Long-Term Debt (Note 10)	17,028	16,186
Long-Term Debt of Joint Ventures (Note 11)	801	753
Junior Subordinated Notes (Note 12)	985	1,036

	31,434	29,013
Non-Controlling Interests (Note 15)	768	785
Shareholders' Equity	15,747	14,872

	47,949	44,670

Commitments, Contingencies and Guarantees (Note 24)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board:

Russell K. Girling Director	Kevin E. Benson Director

CONSOLIDATED FINANCIAL STATEMENTS 93

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED COMPREHENSIVE INCOME

Year ended December 31 (millions of dollars)	2010	2009	2008

Net Income	1,256	1,379	1,442

Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on net investments in foreign operations(1)	(180)	(471)	571
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	89	258	(589)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(137)	77	(60)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	(17)	(24)	(23)
Change in gains and losses on available-for-sale financial instruments(5)	–	–	2

Other Comprehensive Loss	(245)	(160)	(99)

Comprehensive Income	1,011	1,219	1,343

(1)
Net of income tax expense of $65 million in 2010 (2009 – $92 million expense; 2008 – $104 million recovery).

(2)
Net of income tax expense of $37 million in 2010 (2009 – $124 million expense; 2008 – $303 million recovery).

(3)
Net of income tax recovery of $95 million in 2010 (2009 – $7 million expense; 2008 – $41 million recovery).

(4)
Net of income tax expense of $21 million in 2010 (2009 – $9 million expense; 2008 – $19 million recovery).

(5)
Net of income tax expense of nil in 2008.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

94 CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

(millions of dollars)	Currency Translation Adjustments	Cash Flow Hedges and Other	Total

Balance at January 1, 2008	(361)	(12)	(373)
Change in foreign currency translation gains and losses on net investments in foreign operations(1)	571	–	571
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	(589)	–	(589)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	–	(60)	(60)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	–	(23)	(23)
Change in gains and losses on available-for-sale financial instruments(5)	–	2	2

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on net investments in foreign operations(1)	(471)	–	(471)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	258	–	258
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	–	77	77
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	–	(24)	(24)

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on net investments in foreign operations(1)	(180)	–	(180)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	89	–	89
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	–	(137)	(137)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(6)	–	(17)	(17)

Balance at December 31, 2010	(683)	(194)	(877)

(1)
Net of income tax expense of $65 million in 2010 (2009 – $92 million expense; 2008 – $104 million recovery).

(2)
Net of income tax expense of $37 million in 2010 (2009 – $124 million expense; 2008 – $303 million recovery).

(3)
Net of income tax recovery of $95 million in 2010 (2009 – $7 million expense; 2008 – $41 million recovery).

(4)
Net of income tax expense of $21 million in 2010 (2009 – $9 million expense; 2008 – $19 million recovery).

(5)
Net of income tax expense of nil in 2008.

(6)
Losses related to cash flow hedges reported in AOCI and expected to be reclassified to Net Income in 2011 are estimated to be $94 million ($60 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED FINANCIAL STATEMENTS 95

TRANSCANADA PIPELINES LIMITED
CONSOLIDATED SHAREHOLDERS' EQUITY

Year ended December 31 (millions of dollars)	2010	2009	2008

Common Shares
Balance at beginning of year	10,649	8,973	6,554
Proceeds from shares issued (Note 16)	987	1,676	2,419

Balance at end of year	11,636	10,649	8,973

Preferred Shares
Balance at beginning and end of year	389	389	389

Contributed Surplus
Balance at beginning of year	335	284	281
Other	6	4	3
Increased ownership in PipeLines LP (Note 9)	–	47	–

Balance at end of year	341	335	284

Retained Earnings
Balance at beginning of year	4,131	3,789	3,202
Net income	1,256	1,379	1,442
Common share dividends	(1,107)	(1,015)	(833)
Preferred share dividends	(22)	(22)	(22)

Balance at end of year	4,258	4,131	3,789

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of year	(632)	(472)	(373)
Other comprehensive loss	(245)	(160)	(99)

Balance at end of year	(877)	(632)	(472)

	3,381	3,499	3,317

Total Shareholders' Equity	15,747	14,872	12,963

The accompanying notes to the consolidated financial statements are an integral part of these statements.

96 CONSOLIDATED FINANCIAL STATEMENTS

TRANSCANADA PIPELINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    DESCRIPTION OF TRANSCANADA PIPELINES LIMITED'S BUSINESS

TransCanada Pipelines Limited (TCPL or the Company) is a wholly owned subsidiary of TransCanada Corporation (TransCanada) and is a leading North American energy company. TCPL operates in three business segments, Natural Gas Pipelines, Oil Pipelines and Energy, each of which offers different products and services.

Natural Gas Pipelines

The Natural Gas Pipelines segment consists of the Company's investments in regulated natural gas pipelines and regulated natural gas storage facilities. Through its Natural Gas Pipelines segment, TCPL owns and operates:

•
a natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec (Canadian Mainline);

•
a natural gas transmission system in Alberta and northeastern British Columbia (B.C.) (Alberta System);

•
a natural gas transmission system extending from producing fields primarily located in Texas, Oklahoma, the Gulf of Mexico and Louisiana to markets primarily located in Wisconsin, Michigan, Illinois, Ohio and Indiana, and to regulated natural gas storage facilities in Michigan (ANR);

•
a natural gas transmission system extending from the B.C./Idaho border to the Oregon/California border (GTN);

•
a natural gas transmission system extending from central Alberta to the B.C./Idaho border and to the Saskatchewan/Montana border (Foothills);

•
a natural gas transmission system extending from the Powder River Basin in Wyoming to Northern Border in North Dakota (Bison);

•
natural gas transmission systems in Alberta that supply natural gas to the oil sands region of northern Alberta and to a petrochemical complex at Joffre, Alberta (Ventures LP); and

•
a natural gas transmission system in Mexico extending from Naranjos, Veracruz to Tamazunchale, San Luis Potosi (Tamazunchale).

Through its Natural Gas Pipelines segment, TCPL operates and has ownership interests in natural gas pipeline systems as follows:

•
a 53.6 per cent direct ownership interest in a natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the northeastern and midwestern United States (U.S.) (Great Lakes);

•
a 61.7 per cent interest in a natural gas transmission system that extends from a point near East Hereford, Québec, to the northeastern U.S. (Portland);

•
a 50 per cent interest in a natural gas transmission system that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec and to the Portland system (TQM); and

•
a 38.2 per cent controlling interest in TC PipeLines, LP (PipeLines LP), whose ownership interests in pipelines operated by TCPL are as follows:

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

•
a 100 per cent interest in a natural gas transmission system extending from Arizona to Baja California, at the Mexico/California border (North Baja), in which TCPL has a 38.2 per cent effective ownership interest through PipeLines LP; and

•
a 100 per cent interest in a natural gas transmission system extending from Malin, Oregon, to Wadsworth, Nevada (Tuscarora), in which TCPL has a 38.2 per cent effective ownership interest through PipeLines LP.

TCPL does not operate but has ownership interests in natural gas pipelines and natural gas marketing activities as follows:

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

TCPL is constructing and expects to operate a natural gas pipeline in Mexico that will transport natural gas from Manzanillo to Guadalajara (Guadalajara).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 97

Oil Pipelines

The Oil Pipelines segment consists of a wholly owned and operated crude oil pipeline extending from Hardisty, Alberta to U.S. markets at Wood River and Patoka in Illinois (Wood River/Patoka) and from Steele City, Nebraska to Cushing, Oklahoma (Cushing Extension). The Company plans to expand and extend the oil pipeline to the U.S. Gulf Coast (U.S. Gulf Coast Expansion) (collectively, Keystone) with physical construction to commence upon receipt of final permits.

Energy

The Energy segment primarily consists of the Company's investments in electrical power generation plants and non-regulated natural gas storage facilities. Through its Energy segment, the Company owns and operates:

•
natural gas-fired cogeneration plants in Alberta at Carseland, Redwater, Bear Creek and MacKay River;

•
a waste-heat fuelled power plant at the Cancarb thermal carbon black facility in Medicine Hat, Alberta (Cancarb);

•
a natural gas-and oil-fired generating facility in Queens, New York, consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology (Ravenswood);

•
a natural gas-fired, combined-cycle power plant in Halton Hills, Ontario (Halton Hills);

•
hydroelectric generation assets located in New Hampshire, Vermont and Massachusetts (TC Hydro);

•
a natural gas-fired, combined-cycle plant in Burrillville, Rhode Island (Ocean State Power);

•
a natural gas-fired cogeneration plant near Trois-Rivières, Québec (Bécancour);

•
a natural gas-fired cogeneration plant near Saint John, New Brunswick (Grandview);

•
a natural gas storage facility near Edson, Alberta (Edson); and

•
a wind farm located in Kibby and Skinner townships in northwestern Franklin County, Maine (Kibby Wind).

TCPL does not operate but has ownership interests in power generation plants and non-regulated natural gas storage facilities as follows:

•
a 48.8 per cent partnership interest and a 31.6 per cent partnership interest in the nuclear power generation facilities of Bruce A and Bruce B (collectively Bruce Power), respectively, located near Tiverton, Ontario;

•
a 50 per cent interest in a natural gas-fired, combined-cycle plant in Toronto, Ontario (Portlands Energy);

•
a 62 per cent interest in the Baie-des-Sables, Anse-à-Valleau and Carleton wind farms, three of five planned wind farms in Gaspé, Québec (Cartier Wind); and

•
a 60 per cent interest in an underground natural gas storage facility near Crossfield, Alberta (CrossAlta).

TCPL also has long-term power purchase arrangements (PPA) in place for:

•
100 per cent of the production of the Sundance A power facilities and 50 per cent of the production of the Sundance B power facilities near Wabamun, Alberta; and

•
756 megawatts (MW) of generating capacity from the Sheerness power facility near Hanna, Alberta.

TCPL has interests in the following Energy projects which are under construction and which it expects to operate:

•
a natural gas-fired, simple-cycle peaking power plant in Coolidge, Arizona (Coolidge); and

•
a 62 per cent interest in the Gros-Morne and Montagne-Sèche wind farms, the fourth and fifth wind farms of Cartier Wind.

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

Basis of Presentation

The consolidated financial statements include the accounts of TCPL and its subsidiaries. The Company consolidates its interest in entities over which it is able to exercise control. To the extent there are interests owned by other parties, these interests are included in Non-Controlling

98 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interests. TCPL proportionately consolidates its share of the accounts of joint ventures in which the Company is able to exercise joint control. TCPL uses the equity method of accounting for investments over which the Company is able to exercise significant influence.

Regulation

The Canadian regulated natural gas pipelines are subject to the authority of the National Energy Board (NEB) of Canada. Prior to April 2009, the Alberta System was regulated by the Alberta Utilities Commission (AUC). The natural gas pipelines and regulated storage assets in the U.S. are subject to the authority of the U.S. Federal Energy Regulatory Commission (FERC). The Company's natural gas transmission operations are regulated with respect to construction, operations and the determination of tolls. The timing of recognition of certain revenues and expenses in these rate-regulated businesses may differ from that otherwise expected in non-rate-regulated businesses under Canadian GAAP to appropriately reflect the economic impact of the regulators' decisions regarding revenues and tolls.

The NEB in Canada and FERC in the U.S. regulate construction and operations of Keystone, the Company's oil pipeline. The Company does not apply rate-regulated accounting (RRA) on its oil pipeline and, as a result, the regulators' decisions regarding operations and tolls on the oil pipeline generally do not have an impact on timing of recognition of revenues and expenses.

Revenue Recognition

Canadian Natural Gas Pipelines

Revenues from Canadian natural gas pipelines subject to rate regulation are recognized in accordance with decisions made by the NEB. The Company's Canadian natural gas pipeline rates are based on revenue requirements designed to recover the costs of providing natural gas transportation services, which include an appropriate return of and return on capital, as approved by the NEB. The Company's Canadian natural gas pipelines are not subject to risks related to variances in revenues and most costs. These variances are subject to deferral treatment and are recovered or refunded in future rates. The Company's Canadian natural gas pipelines are periodically subject to incentive mechanisms, as negotiated with shippers and approved by the NEB. These mechanisms can result in the Company recognizing more or less revenue than required to account for the incentives. Revenues are recognized on firm contracted capacity over the contract period. Revenues from interruptible or volumetric-based services are recorded when physical delivery is made. Revenues recognized prior to the NEB's decision on rates reflect the NEB's last approved return on equity assumptions. Adjustments to revenue are recorded when the NEB decision is received.

U.S. Natural Gas Pipelines

Revenues from U.S. natural gas pipelines subject to rate regulation are recorded in accordance with FERC rules and regulations. The Company's U.S. natural gas pipeline revenues are generally based on quantity of gas delivered or contracted capacity. Revenues are recognized on firm contracted capacity over the contract period. Revenues from interruptible or volumetric-based services are recorded when physical delivery is made.

Oil Pipelines

The Company's oil pipeline revenues are generated from the transportation of crude oil and contractual arrangements for committed capacity. Transportation revenues are recognized in the period the product is delivered. Transportation revenues are based on actual volumes and rates and are adjusted to reflect under-recovery or over-recovery of certain transportation costs. Revenues earned from contract capacity arrangements are recognized in the period in which the capacity is made available.

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

ii)     Natural Gas Storage

Revenues earned from providing natural gas storage services are recognized in accordance with the terms of the natural gas storage contracts, which is generally over the term of the contract. Revenues earned on the sale of proprietary natural gas are recorded in the month of delivery. Forward contracts for the purchase or sale of natural gas, as well as proprietary natural gas inventory in storage, are recorded at fair value with changes in fair value recorded in Revenues.

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less and are recorded at cost, which approximates fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 99

Inventories

Inventories primarily consist of materials and supplies, including spare parts and fuel, and are carried at the lower of average cost and net realizable value. The Company values its proprietary natural gas inventory in storage at fair value, measured using a weighted average of forward prices for the following four months, less selling costs. To record inventory at fair value, TCPL has designated its natural gas storage business as a broker/trader business that purchases and sells natural gas on a back-to-back basis. The Company records its net proprietary natural gas storage sales and purchases in Revenues. All changes in the fair value of proprietary natural gas inventory in storage are reflected in Inventories and in Revenues.

Plant, Property and Equipment

Natural Gas Pipelines

Plant, property and equipment for natural gas pipelines are carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and compression equipment are depreciated at annual rates ranging from one per cent to six per cent, and metering and other plant equipment are depreciated at various rates. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. The cost of regulated natural gas pipelines includes an allowance for funds used during construction (AFUDC) consisting of a debt component and an equity component based on the rate of return on rate base approved by regulators. This allowance is reflected as an increase in the cost of the assets in Plant, Property and Equipment. The equity component of AFUDC is a non-cash expenditure. Interest is capitalized during construction of non-regulated natural gas pipelines.

When regulated natural gas pipelines retire plant, property and equipment from service, the original book cost is removed from the gross plant amount and recorded as a reduction to accumulated depreciation. Costs incurred to remove a plant from service, net of any salvage proceeds, are also recorded in accumulated depreciation.

Oil Pipelines

Plant, property and equipment for oil pipelines are carried at cost. Depreciation is calculated on a straight-line basis once the assets are ready for their intended use. Pipeline and pumping equipment are depreciated at annual rates ranging from approximately two per cent to 2.5 per cent, and other plant and equipment are depreciated at various rates. The cost of these assets includes interest capitalized during construction.

Energy

Major power generation and natural gas storage plant, equipment and structures are recorded at cost and, once the assets are ready for their intended use, depreciated by major component on a straight-line basis over their estimated service lives at average annual rates ranging from two per cent to 20 per cent. Nuclear power generation assets under capital lease are recorded initially at the present value of minimum lease payments at the inception of the lease and amortized on a straight-line basis over the shorter of their useful life and the remaining lease term. Other equipment is depreciated at various rates. The cost of major overhauls of equipment is capitalized and depreciated over the estimated service lives of the overhauls. Interest is capitalized on facilities under construction.

Corporate

Corporate plant, property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives at average annual rates ranging from three per cent to 20 per cent.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as plant, property and equipment, and intangible assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value of the assets.

Acquisitions and Goodwill

The Company accounts for business acquisitions using the purchase method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair value at the date of acquisition. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An initial test is done by comparing the fair value of the operations, which includes goodwill, to the book value of each reporting unit. If the fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of goodwill exceeds the calculated implied fair value of goodwill, an impairment charge is recorded.

100 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Power Purchase Arrangements

A PPA is a long-term contract for the purchase or sale of power on a predetermined basis. The initial payments for the Company's PPAs were deferred in Other Assets and amortized on a straight-line basis over the term of the contracts, which expire in 2017 and 2020. The PPAs under which TCPL buys power are accounted for as operating leases. A portion of these PPAs has been subleased to third parties under similar terms and conditions. The subleases are accounted for as operating leases and TCPL records the margin earned from the subleases as a component of Revenues.

Income Taxes

The Company uses the liability method of accounting for income taxes. This method requires the recognition of future income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period during which they occur except for changes in balances related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Canadian income taxes are not provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future.

Foreign Currency Translation

The Company's foreign operations are self-sustaining and are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the period-end exchange rates and items included in the Consolidated Statements of Income, Shareholders' Equity, Comprehensive Income, Accumulated Other Comprehensive (Loss)/Income (AOCI) and Cash Flows are translated at the exchange rates in effect at the time of the transaction. Translation adjustments are reflected in Other Comprehensive (Loss)/Income (OCI).

Exchange gains and losses on monetary assets and liabilities are recorded in income except for exchange gains and losses on the foreign currency debt related to the Canadian Mainline, Alberta System and Foothills, which are deferred until they are refunded or recovered in tolls, as permitted by the NEB.

Financial Instruments

The Company initially records all financial instruments on the Balance Sheet at fair value. Where possible, fair value is determined by reference to quoted market prices. In the absence of quoted prices, other pricing and valuation techniques are used that maximize the use of observable data. The entity's own credit risk and the credit risk of its counterparties are taken into consideration when measuring the fair value of financial assets and financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments, and loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities.

Held-for-trading derivative financial assets and liabilities consist of swaps, options, forwards and futures. A financial asset or liability may be designated as held for trading when it is entered into with the intention of generating a profit. The Company has not designated any of its non-derivative financial assets or liabilities as held for trading. Commodity held-for-trading financial instruments are initially recorded at their fair value and changes to fair value are included in Revenues. Realized gains and losses on derivatives used to manage the Company's operating assets are presented on a net basis in Revenues. Changes in the fair value of interest rate held-for-trading instruments are recorded in Interest Expense and changes in the fair value of foreign exchange rate held-for-trading instruments are recorded in Interest Income and Other. Realized gains and losses are included in the same financial statement category as their underlying position upon settlement of the financial instrument.

The available-for-sale classification includes non-derivative financial assets that are designated as available for sale or are not included in any of the other three classifications. TCPL's available-for-sale financial instruments include fixed-income securities held for self-insurance. These instruments are accounted for initially at their fair value and changes to fair value are recorded through OCI. Income from the settlement of available-for-sale financial assets is included in Interest Income and Other.

The held-to-maturity classification consists of non-derivative financial assets that are accounted for at their amortized cost using the effective interest method. The Company does not have any held-to-maturity financial assets.

Trade receivables, loans and other receivables with fixed or determinable payments that are not quoted in an active market are classified as Loans and Receivables and are measured at amortized cost using the effective interest method, net of any impairment. The Company's loans and receivables include trade accounts receivable, interest-bearing and non-interest-bearing third-party loans, and notes receivable. Interest and other income earned from these financial assets are recorded in Interest Income and Other.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 101

Other financial liabilities consist of liabilities not classified as held for trading. Items in this financial instrument category are recognized at amortized cost using the effective interest method. Interest costs are included in Interest Expense and in Interest Expense of Joint Ventures.

The Company uses derivatives and other financial instruments to manage its exposure to changes in foreign currency exchange rates, interest rates and energy commodity prices. The Company also uses a combination of derivatives and U.S. dollar-denominated debt to manage the foreign currency exposure of its foreign operations.

All derivatives are recorded on the balance sheet at fair value, with the exception of non-financial derivatives that were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company's expected normal purchase, sale or usage requirements. Derivatives used in hedging relationships are discussed further in the Hedges section of this note.

Derivatives embedded in other financial instruments or contracts (host instrument) are recorded as separate derivatives. Embedded derivatives are measured at fair value if their economic characteristics are not closely related to those of the host instrument, their terms are the same as those of a stand-alone derivative and the total contract is not held for trading or accounted for at fair value. When changes in the fair value of embedded derivatives are recorded separately, they are included in Net Income.

The recognition of gains and losses on the derivatives for the Canadian natural gas regulated pipelines exposures is determined through the regulatory process. The gains and losses on derivatives accounted for as part of RRA are deferred in Regulatory Assets or Regulatory Liabilities.

Transaction costs are defined as incremental costs that are directly attributable to the acquisition, issue or disposal of a financial instrument. The Company offsets long-term debt transaction costs against the associated debt and amortizes these costs using the effective interest method for all costs except those related to the Canadian natural gas regulated pipelines, which continue to be amortized on a straight-line basis in accordance with the provisions of tolling mechanisms.

The Company records the fair value of its portion of material joint and several guarantees. The fair value of these guarantees is estimated by discounting the cash flows that would be incurred by the Company if letters of credit were used in place of the guarantees. Guarantees are recorded as an increase to an investment account, Plant, Property and Equipment, or a charge to Net Income, and a corresponding liability is recorded in Deferred Amounts.

Hedges

The Company applies hedge accounting to arrangements that qualify for hedge accounting treatment, which include fair value and cash flow hedges, and to hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Documentation is prepared at the inception of each hedging arrangement in order to qualify for hedge accounting treatment. In addition, the Company performs an assessment of effectiveness at the inception of the contract and at each reporting date. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of maturity, expiry, sale, termination, cancellation or exercise.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and these changes are recognized in Net Income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging item, which are also recorded in Net Income. Changes in the fair value of foreign exchange and interest rate fair value hedges are recorded in Interest Income and Other and Interest Expense, respectively. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to Net Income over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is initially recognized in OCI, while any ineffective portion is recognized in Net Income in the same financial statement category as the underlying transaction. When hedge accounting is discontinued, the amounts recognized previously in AOCI are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, during the periods when the variability in cash flows of the hedged item affects Net Income or as the original hedged item settles. Gains and losses on derivatives are reclassified immediately to Net Income from AOCI when the hedged item is sold or terminated early, or when an anticipated transaction is no longer expected to occur.

The Company also enters into cash flow hedges and fair value hedges for activities subject to rate regulation. The gains and losses arising from changes in the fair value of these hedges can be recovered through the tolls charged by the Company. As a result, these gains and losses are deferred as Regulatory Assets or Regulatory Liabilities. When the hedges are settled, the realized gains or losses are refunded to or collected from the ratepayers in subsequent years.

In hedging the foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in Net Income. The amounts recognized previously in AOCI are reclassified to Net Income in the event the Company reduces its net investment in a foreign operation.

102 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Retirement Obligations

The Company recognizes the fair value of a liability for asset retirement obligations (ARO) in the period in which it is incurred, when a legal obligation exists and a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and the liability is accreted at the end of each period through charges to operating expenses.

The scope and timing of asset retirements related to regulated natural gas pipelines, oil pipelines and hydroelectric power plants is uncertain. As a result, the Company has not recorded an amount for ARO related to these assets, with the exception of certain abandoned facilities. The Company has not recorded an amount for ARO related to the nuclear assets, as Bruce Power leases the assets and the lessor is responsible for decommissioning liabilities under the lease agreement.

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

Emission allowances or credits purchased for compliance are recorded on the Balance Sheet at historical cost and expensed when they are retired. Compliance payments are expensed when incurred. Allowances granted to or internally generated by TCPL are not attributed a value for accounting purposes. When required, TCPL accrues emission liabilities on the Balance Sheet upon the generation or sale of power using the best estimate of the amount required to settle the obligation. Allowances and credits not used for compliance are sold and recorded in Revenues.

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

NOTE 3    ACCOUNTING CHANGES

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582 "Business Combinations" is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 "Consolidated Financial Statements" and 1602 "Non-Controlling Interests". Sections 1601 and 1602 will require Non-Controlling Interests to be presented as part of Shareholders' Equity on the Balance Sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary's results and present the allocation of income between the controlling and non-controlling interests. These standards will be effective January 1, 2011. Changes resulting from the adoption of Section 1582 will be applied prospectively and changes resulting from the adoption of Sections 1601 and 1602 will be applied retrospectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 103

International Financial Reporting Standards

The CICA Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) effective January 1, 2011. As a U.S. Securities and Exchange Commission registrant, TCPL prepares and files a "Reconciliation to United States GAAP" and has the option to prepare and file its consolidated financial statements using U.S. GAAP. Previously, TCPL disclosed that, effective January 1, 2011, the Company expected to begin reporting under IFRS. As a result of the developments noted below, management expects that the Company will adopt U.S. GAAP effective January 1, 2012. The Company's IFRS conversion project was proceeding as planned to meet the conversion date of January 1, 2011, prior to these developments.

In accordance with Canadian GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. These RRA standards allow the timing of recognition of certain expenses and revenues to differ from the timing that may otherwise be expected in a non-rate-regulated business under Canadian GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. These timing differences are recorded as Regulatory Assets and Regulatory Liabilities on TCPL's Consolidated Balance Sheet and represent current rights and obligations regarding cash flows expected to be recovered from or refunded to customers based on decisions and approvals by the applicable regulatory authorities. At December 31, 2010, TransCanada reported regulatory assets of $1.8 billion and regulatory liabilities of $0.4 billion in addition to certain other impacts of RRA.

In July 2009, the IASB issued an Exposure Draft, Rate-Regulated Activities, which proposed a form of RRA under IFRS. At its September 2010 meeting, the IASB concluded that the development of RRA under IFRS requires further analysis and removed the RRA project from its current agenda. The IASB is considering what form a future project might take, if any, to address RRA. TCPL does not expect a final RRA standard under IFRS to be effective for 2012.

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. Due to the continued uncertainty around the timing, scope and eventual adoption of an RRA standard under IFRS, TCPL will defer its adoption of IFRS accordingly and continue preparing its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA. TCPL will continue to actively monitor IASB developments with respect to RRA and other IFRS.

U.S. GAAP Conversion Project

The impact of adopting U.S. GAAP is consistent with that currently reported in the Company's publicly filed "Reconciliation to United States GAAP". Significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company's primary accounting standard.

TCPL's IFRS conversion team has been redeployed to support the conversion to U.S. GAAP. All staff affected by the conversion will be provided with in-depth U.S. GAAP training and technical research will be conducted. The conversion team is led by a multi-disciplinary Steering Committee that provides directional leadership for the likely adoption of U.S. GAAP. Management also updates the Company's Audit Committee on the progress of this project and on any pertinent developments related to IFRS at each Audit Committee meeting.

NOTE 4    SEGMENTED INFORMATION

During 2010, the Company recognized a separate segment, Oil Pipelines. Also during this period, Keystone Wood River/Patoka began delivering oil at reduced operating pressure due to regulatory restrictions. Therefore, the Company continued to classify Wood River/Patoka as under construction along with the Cushing Extension and the U.S. Gulf Coast Expansion. At December 31, 2010, Keystone capital costs were net of $99 million of operating cash flows relating to Wood River/Patoka. Total assets and capital expenditures relating to TCPL's Oil Pipelines segment are separately identified in this note. The corresponding items of segmented information have been restated, where necessary, in the 2009 and 2008 comparative figures.

Year ended December 31, 2010 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Revenues	4,373	3,691	–	8,064
Plant operating costs and other(1)	(1,458)	(1,557)	(99)	(3,114)
Commodity purchases resold	–	(1,017)	–	(1,017)
Depreciation and amortization	(977)	(377)	–	(1,354)
Valuation provision for MGP	(146)	–	–	(146)

	1,792	740	(99)	2,433

Interest expense				(754)
Interest expense of joint ventures				(59)
Interest income and other				94
Income taxes				(365)
Non-controlling interests				(93)

Net Income				1,256
Preferred share dividends				(22)

Net Income Applicable to Common Shares				1,234

(1)
In 2010, Natural Gas Pipelines included $17 million of general, administrative and support costs relating to Keystone.

104 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2009 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Revenues	4,729	3,452	–	8,181
Plant operating costs and other	(1,607)	(1,489)	(117)	(3,213)
Commodity purchases resold	–	(831)	–	(831)
Depreciation and amortization	(1,030)	(347)	–	(1,377)

	2,092	785	(117)	2,760

Interest expense				(986)
Interest expense of joint ventures				(64)
Interest income and other				119
Income taxes				(376)
Non-controlling interests				(74)

Net Income				1,379
Preferred share dividends				(22)

Net Income Applicable to Common Shares				1,357

Year ended December 31, 2008 (millions of dollars)	Natural Gas Pipelines	Energy	Corporate	Total

Revenues	4,650	3,897	–	8,547
Plant operating costs and other	(1,614)	(1,258)	(104)	(2,976)
Commodity purchases resold	–	(1,429)	–	(1,429)
Depreciation and amortization	(989)	(258)	–	(1,247)
Calpine bankruptcy settlements	279	–	–	279
Write-down of Broadwater LNG project costs(1)	–	(41)	–	(41)

	2,326	911	(104)	3,133

Interest expense				(962)
Interest expense of joint ventures				(72)
Interest income and other				42
Income taxes				(591)
Non-controlling interests				(108)

Net Income				1,442
Preferred Share Dividends				(22)

Net Income Applicable to Common Shares				1,420

(1)
In 2008, TCPL wrote down $41 million of capitalized costs related to the Broadwater liquefied natural gas (LNG) project after the New York Department of State rejected a proposal to construct this facility.

TOTAL ASSETS

December 31 (millions of dollars)	2010	2009

Natural Gas Pipelines	23,592	23,724
Oil Pipelines	8,501	5,784
Energy	12,847	12,477
Corporate	3,009	2,685

	47,949	44,670

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 105

GEOGRAPHIC INFORMATION

Year ended December 31 (millions of dollars)	2010	2009	2008

Revenues(1)
Canada – domestic	4,368	5,079	4,551
Canada – export	838	756	1,125
United States and other	2,858	2,346	2,871

	8,064	8,181	8,547

(1)
Revenues are attributed based on the country in which the product or service originated.
December 31 (millions of dollars)	2010	2009

Plant, Property and Equipment
Canada	21,561	20,266
United States and other	14,683	12,613

	36,244	32,879

CAPITAL EXPENDITURES

Year ended December 31 (millions of dollars)	2010	2009	2008

Natural Gas Pipelines	1,196	965	916
Oil Pipelines	2,696	2,939	938
Energy	1,129	1,487	1,266
Corporate	15	26	14

	5,036	5,417	3,134

106 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5    PLANT, PROPERTY AND EQUIPMENT

	2010			2009

December 31 (millions of dollars)	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Natural Gas Pipelines(1)
Canadian Mainline
Pipeline	8,768	4,730	4,038	8,752	4,501	4,251
Compression	3,385	1,651	1,734	3,379	1,529	1,850
Metering and other	381	167	214	364	153	211

	12,534	6,548	5,986	12,495	6,183	6,312
Under construction	14	–	14	27	–	27

	12,548	6,548	6,000	12,522	6,183	6,339

Alberta System
Pipeline	6,528	2,917	3,611	6,002	2,777	3,225
Compression	1,707	1,045	662	1,696	983	713
Metering and other	909	378	531	879	342	537

	9,144	4,340	4,804	8,577	4,102	4,475
Under construction	71	–	71	281	–	281

	9,215	4,340	4,875	8,858	4,102	4,756

ANR
Pipeline	858	96	762	848	79	769
Compression	507	74	433	489	65	424
Metering and other	548	74	474	646	67	579

	1,913	244	1,669	1,983	211	1,772
Under construction	7	–	7	23	–	23

	1,920	244	1,676	2,006	211	1,795

GTN
Pipeline	1,079	233	846	1,135	205	930
Compression	395	67	328	414	59	355
Metering and other	78	19	59	93	22	71

	1,552	319	1,233	1,642	286	1,356
Under construction	5	–	5	22	–	22

	1,557	319	1,238	1,664	286	1,378

Joint Ventures and Others
Great Lakes	1,540	698	842	1,608	694	914
Foothills	1,650	975	675	1,645	917	728
Northern Border	1,252	608	644	1,316	613	703
Other(2)	2,913	633	2,280	2,307	587	1,720

	7,355	2,914	4,441	6,876	2,811	4,065

	32,595	14,365	18,230	31,926	13,593	18,333

Oil Pipelines
Keystone
Under construction(3)	8,184	–	8,184	5,305	–	5,305

	8,184	–	8,184	5,305	–	5,305

Energy
Nuclear(4)	1,586	536	1,050	1,536	451	1,085
Natural Gas – Ravenswood	1,710	144	1,566	1,712	82	1,630
Natural Gas – Other(5)(6)	2,767	588	2,179	2,032	522	1,510
Hydro	599	69	530	625	56	569
Wind(7)	659	65	594	611	41	570
Natural Gas Storage	423	67	356	418	56	362
Other	160	96	64	156	89	67

	7,904	1,565	6,339	7,090	1,297	5,793
Under construction – Nuclear(8)	2,678	–	2,678	2,078	–	2,078
Under construction – Other(9)	728	–	728	1,287	–	1,287

	11,310	1,565	9,745	10,455	1,297	9,158

Corporate	125	40	85	110	27	83

	52,214	15,970	36,244	47,796	14,917	32,879

(1)
In 2010, the Company capitalized $35 million (2009 – $33 million) relating to the equity portion of AFUDC for natural gas pipelines with a corresponding amount recorded in Interest Income and Other.

(2)
Includes in-service assets of Portland, Iroquois, TQM, North Baja, Tamazunchale, Ventures LP and Tuscarora, and under construction amounts of $622 million (2009 – $200 million) and $277 million (2009 – $29 million) for Bison and Guadalajara, respectively. Bison went into service in January 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 107

(3)
Includes $1.4 billion at December 31, 2010 relating to the Keystone U.S. Gulf Coast Expansion. This phase of Keystone remains subject to regulatory approvals.

(4)
Includes assets under capital lease relating to Bruce Power.

(5)
Includes facilities with long-term PPAs that are accounted for as operating leases. The cost and accumulated depreciation of these facilities were $89 million and $19 million, respectively, at December 31, 2010 (2009 – $93 million and $17 million, respectively). Revenues of $15 million were recognized in 2010 (2009 – $15 million; 2008 – $14 million) through the sale of electricity under the related PPAs.

(6)
Includes Halton Hills effective September 1, 2010.

(7)
Includes phase two of Kibby Wind effective October 2010.

(8)
Nuclear assets under construction primarily includes expenditures for the refurbishment and restart of Bruce A.

(9)
Other Energy assets under construction at December 31, 2010 includes amounts for Coolidge and two Cartier Wind farms, Gros-Morne and Montagne-Sèche.

NOTE 6    GOODWILL

The Company has recorded the following goodwill on its acquisitions in the U.S.:

(millions of dollars)	Natural Gas Pipelines	Energy	Total

Balance at January 1, 2009	3,382	1,015	4,397
Foreign exchange	(491)	(143)	(634)

Balance at December 31, 2009	2,891	872	3,763
Foreign exchange	(144)	(49)	(193)

Balance at December 31, 2010	2,747	823	3,570

NOTE 7    INTANGIBLES AND OTHER ASSETS

December 31 (millions of dollars)	2010	2009

PPAs(1)	539	593
Employee benefit plans (Note 22)	473	383
Fair value of derivative contracts (Note 18)	374	260
Loans and advances(2)	241	417
Equity investments(3)	78	84
Margin calls	76	91
Deferred project development costs(4)	–	470
Other	245	202

	2,026	2,500

(1)
The following amounts related to PPAs are included in the consolidated financial statements:
	2010			2009

December 31 (millions of dollars)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

PPAs	919	380	539	915	322	593

  Amortization expense for the PPAs was $58 million for the year ended December 31, 2010 (2009 and 2008 – $58 million). The expected annual amortization expense in each of the next five years is $57 million.

(2)
As at December 31, 2010, TCPL held a $281 million (2009 – $317 million) note receivable from the seller of Ravenswood which bears interest at 6.75 per cent and matures in 2039. Loans and advances includes $241 million (2009 – $274 million) of this note receivable.

(3)
The balance primarily relates to the Company's 46.5 per cent ownership interest in TransGas.

(4)
At December 31, 2009, $470 million related to the Keystone U.S. Gulf Coast Expansion. This project is included in Plant, Property and Equipment at December 31, 2010.

108 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advances to Aboriginal Pipeline Group

The Mackenzie Delta gas producers, the Aboriginal Pipeline Group (APG) and TCPL have an agreement governing TCPL's role in the Mackenzie Gas Project (MGP). The project is expected to result in a natural gas pipeline being constructed from Inuvik, Northwest Territories, to the northern border of Alberta, where it would connect to the Alberta System. Under the agreement, TCPL agreed to finance the APG for its one-third share of project pre-development costs.

The MGP proponents continue to pursue the required regulatory approvals for the project and the Canadian government's support of an acceptable fiscal framework. In December 2010, the NEB released a decision granting approval of the project's application for a Certificate of Public Convenience and Necessity. The approval contained 264 conditions including the requirement to file an updated cost estimate and report on the decision to construct by the end of 2013 and, further, that construction must commence by December 31, 2015.

Nevertheless, uncertainty persists with respect to the project's ultimate commercial structure and fiscal framework, the timeframes under which the project would proceed and if and when the Company's advances to the APG will be repaid. Accordingly, at December 31, 2010, TCPL recorded a valuation provision for its $146 million loan to the APG. Future amounts advanced to the APG in furtherance of the MGP will be expensed. TCPL remains committed to advancing the project. At December 31, 2010, Loans and Advances included nil (2009 – $143 million) for advances to the APG.

NOTE 8    JOINT VENTURE INVESTMENTS

		TCPL's Proportionate Share

		Income before Income Taxes Year Ended December 31			Net Assets December 31

(millions of dollars)	Ownership Interest as at December 31, 2010	2010	2009	2008	2010	2009

Natural Gas Pipelines
Northern Border(1)		69	47	59	389	420
Iroquois	44.5%	40	44	32	181	183
TQM	50.0%	16	22	12	85	82
Other	Various	16	17	8	36	56
Energy
Bruce A	48.8%	35	3	46	3,011	2,386
Bruce B	31.6%	138	236	136	505	585
CrossAlta	60.0%	45	55	44	73	77
Portlands Energy(2)	50.0%	33	24	–	335	358
Cartier Wind(3)	62.0%	24	26	12	355	327
Other	Various	8	4	9	103	99

		424	478	358	5,073	4,573

(1)
The results reflect a 50 per cent interest in Northern Border as a result of the Company fully consolidating PipeLines LP. At December 31, 2010, TCPL had an ownership interest in PipeLines LP of 38.2 per cent (2009 – 38.2 per cent; 2008 – 32.1 per cent) and its effective ownership of Northern Border, net of non-controlling interests, was 19.1 per cent (2009 – 19.1 per cent; 2008 – 16.1 per cent).

(2)
Portlands Energy began operating in April 2009.

(3)
TCPL proportionately consolidates its 62 per cent interest in the Cartier Wind assets. Carleton, the third phase of the five-phase Cartier Wind project, began operating in November 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 109

Summarized Financial Information of Joint Ventures

Year ended December 31 (millions of dollars)	2010	2009	2008

Income
Revenues	1,602	1,598	1,474
Plant operating costs and other	(913)	(856)	(893)
Depreciation and amortization	(208)	(196)	(154)
Interest expense and other	(57)	(68)	(69)

Proportionate Share of Joint Venture Income before Income Taxes	424	478	358

Year ended December 31 (millions of dollars)	2010	2009	2008

Cash Flows
Operating activities	345	203	389
Investing activities	(926)	(399)	(1,754)
Financing activities(1)	588	130	1,353
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(17)	23

Proportionate Share of Increase/(Decrease) in Cash and Cash Equivalents of Joint Ventures	6	(83)	11

(1)
Financing activities included cash outflows resulting from distributions paid to TCPL of $239 million in 2010 (2009 – $252 million; 2008 – $287 million) and cash inflows resulting from capital contributions paid by TCPL of $902 million in 2010 (2009 – $864 million; 2008 – $1,170 million).
December 31 (millions of dollars)	2010	2009

Balance Sheet
Cash and cash equivalents	104	98
Other current assets	438	552
Plant, property and equipment	5,704	5,239
Intangibles and other assets/(deferred amounts), net	14	10
Current liabilities	(387)	(572)
Long-term debt	(801)	(753)
Future income taxes	1	(1)

Proportionate Share of Net Assets of Joint Ventures	5,073	4,573

NOTE 9    ACQUISITIONS AND DISPOSITIONS

Oil Pipelines

Keystone

In August 2009, TCPL purchased ConocoPhillips' remaining ownership interest in Keystone of approximately 20 per cent for US$553 million plus the assumption of US$197 million of short-term debt. The acquisition increased TCPL's ownership interest in Keystone to 100 per cent and was recorded in Plant, Property and Equipment. The purchase price reflected ConocoPhillips' capital contributions to date and included capitalization of interest during construction. TCPL began fully consolidating Keystone upon acquisition.

In 2008, TCPL entered into an agreement with ConocoPhillips to increase its equity ownership in Keystone to approximately 80 per cent from 50 per cent, with ConocoPhillips' equity ownership in Keystone being reduced concurrently to approximately 20 per cent from 50 per cent. Pursuant to this agreement in 2008 and prior to August 2009, TCPL funded 100 per cent of the construction expenditures until the participants' project capital contributions were aligned with their revised ownership interests. In 2009, prior to August, TCPL funded $1.3 billion of cash calls for Keystone, resulting in the Company acquiring an increase in ownership of approximately 18 per cent for $313 million. In 2008, the Company funded $362 million of cash calls, resulting in an increase in ownership of approximately 12 per cent for $176 million. TCPL's ownership interest was approximately 80 per cent and 62 per cent in August 2009 and at December 31, 2008, respectively. TCPL proportionately consolidated the Keystone partnerships prior to August 2009.

110 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2008, Keystone purchased pipeline facilities located in Saskatchewan and Manitoba from the Canadian Mainline for use in the construction of the Keystone oil pipeline. The sale was completed in three phases for total proceeds of $67 million, with no gain recognized on the sale.

Natural Gas Pipelines

TC PipeLines, LP

In November 2009, PipeLines LP completed an offering of five million common units at a price of US$38.00 per unit, resulting in net proceeds to PipeLines LP of US$182 million. TCPL contributed an additional US$3.8 million to maintain its general partnership interest but did not purchase any other units. Upon completion of this offering, the Company's ownership interest in PipeLines LP decreased to 38.2 per cent and the Company recognized a dilution gain of $18 million after tax ($29 million pre-tax).

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

Energy

Ravenswood

In August 2008, TCPL acquired from National Grid plc 100 per cent of the 2,480 MW Ravenswood power facility for US$2.9 billion. TCPL began consolidating Ravenswood into its Energy segment after the acquisition date. The purchase price was allocated as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 111

NOTE 10    LONG-TERM DEBT

		2010		2009

Outstanding loan amounts (millions of dollars)	Maturity Dates	Outstanding December 31	Interest Rate(1)	Outstanding December 31	Interest Rate(1)

TRANSCANADA PIPELINES LIMITED
Debentures
Canadian dollars	2014 to 2020	872	10.9%	1,002	10.9%
U.S. dollars (2010 and 2009 – US$600)	2012 to 2021	595	9.5%	626	9.5%
Medium-Term Notes
Canadian dollars	2011 to 2039	4,150	6.2%	4,148	6.2%
Senior Unsecured Notes
U.S. dollars (2010 – US$8,626; 2009 – US$6,496)(2)	2013 to 2040	8,490	5.7%	6,727	6.7%

		14,107		12,503

NOVA GAS TRANSMISSION LTD.
Debentures and Notes
Canadian dollars	2014 to 2024	390	11.4%	430	11.5%
U.S. dollars (2010 and 2009 – US$375)	2012 to 2023	371	8.2%	390	8.2%
Medium-Term Notes
Canadian dollars	2025 to 2030	502	7.4%	502	7.4%
U.S. dollars (2010 and 2009 – US$33)	2026	32	7.5%	34	7.5%

		1,295		1,356

TRANSCANADA PIPELINE USA LTD.
Bank Loan
U.S. dollars (2010 and 2009 – US$700)	2012	696	0.5%	733	0.5%

ANR PIPELINE COMPANY
Senior Unsecured Notes
U.S. dollars (2010 – US$432; 2009 – US$443)	2021 to 2025	429	8.9%	462	9.1%

GAS TRANSMISSION NORTHWEST CORPORATION
Senior Unsecured Notes
U.S. dollars (2010 – US$325; 2009 – US$400)	2015 to 2035	322	5.5%	417	5.4%

TC PIPELINES, LP
Unsecured Loan
U.S. dollars (2010 – US$483; 2009 – US$484)	2011	480	0.8%	506	1.0%

GREAT LAKES GAS TRANSMISSION LIMITED PARTNERSHIP
Senior Unsecured Notes
U.S. dollars (2010 – US$392; 2009 – US$411)	2011 to 2030	389	7.8%	429	7.8%

TUSCARORA GAS TRANSMISSION COMPANY
Senior Secured Notes
U.S. dollars (2010 – US$31; 2009 – US$57)	2012 to 2017	31	4.4%	60	7.3%

PORTLAND NATURAL GAS TRANSMISSION SYSTEM
Senior Secured Notes(3)
U.S. dollars (2010 – US$164; 2009 – US$180)	2018	161	6.1%	186	6.1%

OTHER
Senior Notes
U.S. dollars (2010 and 2009 – US$12)	2011	12	7.3%	12	7.3%

		17,922		16,664
Less: Current Portion of Long-Term Debt		894		478

		17,028		16,186

112 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)
Interest rates are the effective interest rates except for those pertaining to long-term debt issued for the Company's regulated operations, in which case the weighted average interest rate is presented as required by the regulators. Weighted average and effective interest rates are stated as at the respective outstanding dates.

(2)
Includes fair value adjustments of $8 million (2009 – $6 million) for interest rate swap agreements on US$250 million of debt at December 31, 2010 (2009 – US$250 million).

(3)
Senior Secured Notes are secured by shipper transportation contracts, existing and new guarantees, letters of credit and collateral requirements.

Principal Repayments

Principal repayments on the long-term debt of the Company for the next five years are approximately as follows: 2011 – $894 million; 2012 – $1,118 million; 2013 – $894 million; 2014 – $970 million; and 2015 – $1,064 million.

TransCanada PipeLines Limited

In September 2010, TCPL issued US$1.0 billion of Senior Notes maturing October 1, 2020, and bearing interest at 3.80 per cent.

In June 2010, TCPL issued US$500 million and US$750 million of Senior Notes maturing on June 1, 2015 and June 1, 2040, respectively, and bearing interest at 3.40 per cent and 6.10 per cent, respectively.

In February 2010, TCPL retired US$120 million of 6.125 per cent Medium-Term Notes and in August 2010, TCPL retired $130 million of 10.50 per cent debentures.

In October 2009, TCPL retired $250 million of 10.625 per cent debentures.

In February 2009, TCPL issued $300 million and $400 million of Medium-Term Notes maturing in February 2014 and February 2039, respectively, and bearing interest at 5.05 per cent and 8.05 per cent, respectively. Also in February 2009, TCPL retired $200 million of 4.10 per cent Medium-Term Notes.

In January 2009, TCPL issued US$750 million and US$1.25 billion of Senior Unsecured Notes maturing in January 2019 and January 2039, respectively, and bearing interest at 7.125 per cent and 7.625 per cent, respectively. Also in January 2009, TCPL retired US$227 million of 6.49 per cent Medium-Term Notes.

NOVA Gas Transmission Ltd.

Debentures issued by NOVA Gas Transmission Ltd. (NGTL) in the amount of $225 million have retraction provisions that entitle the holders to require redemption of up to eight per cent of the then outstanding principal plus accrued and unpaid interest on specified repayment dates. No redemptions were made to December 31, 2010.

TransCanada PipeLine USA Ltd.

TransCanada PipeLine USA Ltd. (TCPL USA) has a US$1.0 billion committed, unsecured, syndicated credit facility, guaranteed by TransCanada, consisting of a US$700 million five-year term loan maturing in 2012 and a US$300 million revolving facility maturing in February 2013, described further in Note 20. Included in Long-Term Debt was an outstanding balance of US$700 million on the term loan at December 31, 2010 and 2009.

TC PipeLines, LP

PipeLines LP has available a committed, unsecured syndicated senior credit facility consisting of a US$475 million senior term loan and a US$250 million senior revolving credit facility maturing December 2011. At December 31, 2010, US$8 million (2009 – US$9 million) was drawn on the US$250 million senior revolving credit facility. Included in long-term debt were combined draws of US$483 million at December 31, 2010 (2009 – US$484 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 113

Interest Expense

Year ended December 31 (millions of dollars)	2010	2009	2008

Interest on long-term debt	1,149	1,212	970
Interest on junior subordinated notes	65	73	68
Interest on short-term debt	68	41	51
Capitalized interest	(587)	(358)	(141)
Amortization and other financial charges(1)	59	18	14

	754	986	962

(1)
Amortization and other financial charges includes amortization of transaction costs and debt discounts calculated using the effective interest method and changes in the fair value of derivatives used to manage the Company's exposure to rising interest rates.

The Company made interest payments of $718 million in 2010 (2009 – $968 million; 2008 – $909 million) on long-term debt and junior subordinated notes, net of interest capitalized on construction projects.

NOTE 11    LONG-TERM DEBT OF JOINT VENTURES

		2010		2009

Outstanding loan amounts (millions of dollars)	Maturity Dates	Outstanding December 31(1)	Interest Rate(2)	Outstanding December 31(1)	Interest Rate(2)

NORTHERN BORDER PIPELINE COMPANY
Senior Unsecured Notes
U.S. dollars (2010 and 2009 – US$175)	2016 to 2021	174	7.1%	182	7.1%
Bank Facility
U.S. dollars (2010 – US$96; 2009 – US$108)	2012	94	0.5%	112	0.5%
IROQUOIS GAS TRANSMISSION SYSTEM, L.P.
Senior Unsecured Notes
U.S. dollars (2010 – US$178; 2009 – US $210)	2019 to 2027	176	6.1%	219	7.8%
BRUCE POWER L.P. AND BRUCE POWER A L.P.
Capital Lease Obligations	2018	207	7.5%	222	7.5%
Term Loan	2031	90	7.1%	93	7.1%
TRANS QUÉBEC & MARITIMES PIPELINE INC.
Bonds	2014 to 2017	87	4.2%	125	5.2%
Term Loan	2011	35	1.6%	10	0.4%
OTHER	2012 to 2015	3	2.7%	2	2.7%

		866		965
Less: Current Portion of Long-Term Debt of Joint Ventures		65		212

		801		753

(1)
Amounts outstanding represent TCPL's proportionate share, except for Northern Border, which reflects a 50 per cent interest as a result of the Company fully consolidating PipeLines LP.

(2)
Interest rates are the effective interest rates except for those pertaining to long-term debt issued for TQM's regulated operations, in which case the weighted average interest rate is presented as required by the regulators. Weighted average and effective interest rates are stated as at the respective outstanding dates. At December 31, 2010, the effective interest rate resulting from swap agreements was nil on the Northern Border bank facility (2009 – 0.5 per cent).

114 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The long-term debt of joint ventures is non-recourse to TCPL, except that TCPL has provided certain pro-rata guarantees related to the capital lease obligations of Bruce Power. The security provided with respect to the debt of each joint venture is limited to the rights and assets of the joint venture and does not extend to the rights and assets of TCPL, except to the extent of TCPL's investment. TQM has two series of bonds which mature in 2014 and 2017, respectively. The bonds are secured by the pledge of a bond and promissory note of certain affiliated entities. All security interests with respect to the TQM bonds terminate on redemption or repayment of the series of bonds maturing in 2014.

Subject to meeting certain requirements, the Bruce Power capital lease agreements provide for a series of renewals commencing January 1, 2019. The first renewal is for a period of one year and each of 12 renewals thereafter is for a period of two years.

The Company's proportionate share of principal repayments for the next five years resulting from maturities and sinking fund obligations of the non-recourse joint venture debt is approximately as follows: 2011 – $49 million; 2012 – $103 million; 2013 – $7 million; 2014 – $44 million; and 2015 – $7 million.

The Company's proportionate share of principal payments for the next five years resulting from the capital lease obligations of Bruce Power is approximately as follows: 2011 – $16 million; 2012 – $18 million; 2013 – $20 million; 2014 – $22 million; and 2015 – $26 million.

In September 2009, Northern Border retired US$200 million of 7.75 per cent Senior Notes.

In August 2009, Northern Border issued US$100 million of Senior Unsecured Notes maturing in August 2016 and bearing interest at 6.24 per cent.

In April 2010, Iroquois retired US$200 million of Series I bonds bearing interest at 9.16 per cent and issued US$150 million of bonds maturing in April 2020 and bearing interest at 4.96 per cent.

In May 2009, Iroquois issued US$140 million of Senior Unsecured Notes maturing in May 2019 and bearing interest at 6.63 per cent.

In September 2010, TQM retired $100 million of 7.53 per cent Series I bonds and $75 million of 3.906 per cent Series J bonds.

In July 2010, TQM issued $100 million of bonds maturing in September 2017 and bearing interest at 4.25 per cent.

In September 2009, TQM issued $75 million of bonds maturing in September 2014 and bearing interest at 4.05 per cent.

In August 2009, TQM retired $100 million of 6.50 per cent Series H bonds.

Sensitivity

A one per cent change in interest rates would have the following effect on Net Income assuming all other variables were to remain constant:

(millions of dollars)	Increase	Decrease

Effect on interest expense of variable interest rate debt	1	(1)

Interest Expense of Joint Ventures

Year ended December 31 (millions of dollars)	2010	2009	2008

Interest on long-term debt	39	51	45
Interest on capital lease obligations	16	17	18
Short-term interest and other financial charges	4	(4)	9

	59	64	72

The Company's proportionate share of the interest payments by joint ventures was $42 million in 2010 (2009 – $41 million; 2008 – $50 million), net of interest capitalized on construction projects.

The Company's proportionate share of interest payments from the capital lease obligations of Bruce Power was $16 million in 2010 (2009 – $17 million; 2008 – $18 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 115

NOTE 12    JUNIOR SUBORDINATED NOTES

		2010		2009

Outstanding loan amount (millions of dollars)	Maturity Date	Outstanding December 31	Effective Interest Rate	Outstanding December 31	Effective Interest Rate

TRANSCANADA PIPELINES LIMITED
U.S. dollars (2010 and 2009 – US$1,000)	2017	985	6.5%	1,036	6.5%

Junior Subordinated Notes of US$1.0 billion mature in 2067 and bear interest at 6.35 per cent per year until May 15, 2017, when interest will convert to a floating rate that is reset quarterly to the three-month London Interbank Offered Rate plus 221 basis points. The Company has the option to defer payment of interest for periods of up to 10 years without giving rise to a default and without permitting acceleration of payment under the terms of the Junior Subordinated Notes. However, the Company would be prohibited from paying dividends during any such deferral period. The Junior Subordinated Notes are subordinated in right of payment to existing and future senior indebtedness and are effectively subordinated to all indebtedness and other obligations of TCPL. The Junior Subordinated Notes are callable at the Company's option at any time on or after May 15, 2017, at 100 per cent of the principal amount of the Junior Subordinated Notes plus accrued and unpaid interest to the date of redemption. The Junior Subordinated Notes are callable earlier, in whole or in part, upon the occurrence of certain events and at the Company's option at an amount equal to the greater of 100 per cent of the principal amount of the Junior Subordinated Notes plus accrued and unpaid interest to the date of redemption and an amount determined by a specified formula in accordance with the terms of the Junior Subordinated Notes.

NOTE 13    DEFERRED AMOUNTS

December 31 (millions of dollars)	2010	2009

Fair value of derivative contracts (Note 18)	282	272
Employee benefit plans (Note 22)	251	235
Asset retirement obligations (Note 21)	65	110
Other	96	126

	694	743

NOTE 14    RATE - REGULATED BUSINESSES

TCPL's businesses that apply RRA currently include Canadian and U.S. natural gas pipelines and regulated U.S. natural gas storage. Regulatory assets and liabilities represent future revenues that are expected to be recovered from or refunded to customers based on decisions and approvals by the applicable regulatory authorities. In addition to Canadian GAAP financial reporting, TCPL's regulated natural gas pipelines file financial reports using accounting regulations required by their respective regulators.

Canadian Regulated Operations

Canadian natural gas transmission services are supplied under natural gas transportation tariffs that provide for cost recovery, including return of and return on capital as approved by the applicable regulatory authorities.

Rates charged by TCPL's Canadian regulated pipelines are typically set through a process that involves filing an application with the regulators for a change in rates. Regulated rates are underpinned by the total annual revenue requirement, which comprises a specified annual return on capital, including debt and equity, and all necessary operating expenses, taxes and depreciation.

TCPL's Canadian regulated natural gas pipelines have generally been subject to a cost-of-service model wherein forecasted costs, including a return on capital, determine the revenues for the upcoming year. To the extent that actual costs and revenues are more or less than the forecasted costs and revenues, the regulators generally allow the difference to be deferred to a future period and recovered or refunded in rates at that time. Differences between actual and forecasted costs that the regulator does not allow to be deferred are included in the determination of net income in the year they are incurred.

The Canadian Mainline, Alberta System, Foothills and TQM pipelines are regulated by the NEB under the National Energy Board Act (Canada). In April 2009, the NEB determined that the Alberta System was within federal jurisdiction and would be subject to NEB regulation. Prior to April 2009, the Alberta System was regulated by the AUC. The NEB regulates the construction and operation of facilities, and the terms and conditions of services, including rates, for the Company's Canadian regulated natural gas transmission systems.

116 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2009, the NEB issued a decision that its RH-2-94 Decision, which established a rate of return on common equity (ROE) formula that had formed the basis of determining tolls for natural gas pipelines under NEB jurisdiction since 1995, would no longer be in effect. The decision meant a company's cost of capital will now be determined by negotiations between pipeline companies and their shippers or by the NEB if a pipeline company files a cost of capital application. The decision has affected TCPL's NEB regulated pipelines. However, the Canadian Mainline continues to base its return on the RH-2-94 NEB ROE formula in accordance with the terms of the current Canadian Mainline tolls settlement, described below.

Canadian Mainline

The Canadian Mainline currently operates under a five-year tolls settlement, which is effective January 1, 2007 to December 31, 2011. The Canadian Mainline's cost of capital for establishing tolls under the settlement reflects ROE as determined by the NEB's RH-2-94 ROE formula on a deemed common equity of 40 per cent. The allowed ROE in 2010 for the Canadian Mainline was 8.52 per cent (2009 – 8.57 per cent). The balance of the capital structure is comprised of short- and long-term debt.

The settlement also established the Canadian Mainline's fixed operating, maintenance and administration (OM&A) costs for each of the five years. Variances between actual OM&A costs and those agreed to in the settlement accrued fully to TCPL from 2007 to 2009. Variances in OM&A costs were shared equally between TCPL and its customers in 2010 and 2011. All other cost elements of the revenue requirement are treated on a flow-through basis. The settlement also allows performance-based incentive arrangements. In 2009, the NEB approved an adjustment charge account, which was established to reduce tolls in 2010 under a settlement with stakeholders. In accordance with the terms of the settlement, balances in the adjustment charge account are to be amortized at the composite depreciation rate and included in tolls beginning in 2011.

Alberta System

In September 2010, the NEB approved the Alberta System's 2010 – 2012 Revenue Requirement Settlement Application. The settlement provides for a 9.70 per cent ROE on a deemed common equity of 40 per cent and fixes certain annual OM&A costs during the term. Any variances between actual costs and those agreed to in the settlement accrue to TCPL. All other costs are treated on a flow-through basis. In 2009, the Alberta System operated under the 2008 – 2009 Revenue Requirement Settlement which established fixed amounts for ROE, income taxes and certain OM&A costs.

Foothills

In June 2010, TCPL reached an agreement to establish a cost of capital for Foothills that reflects a 9.70 per cent ROE on a deemed common equity of 40 per cent for 2010 to 2012. In 2009, the ROE for Foothills was 8.57 per cent on a deemed common equity of 36 per cent based on the NEB's RH-2-94 ROE formula. A component of OM&A costs is fixed, subject to the terms of the B.C. System/Foothills Integration Settlement, and variances between actual and fixed amounts are shared with customers.

TQM

In June 2010, the NEB approved TQM's final 2009 tolls consisting of a 6.4 per cent after-tax weighted average cost of capital return on rate base and all the cost components addressed in a three-year partial settlement for the years 2007 to 2009, as approved by the NEB in September 2008. In November 2010, the NEB approved TQM's multi-year settlement with its interested parties regarding its annual revenue requirements for 2010, 2011 and 2012. As part of the settlement, the annual revenue requirement comprises fixed and flow-through components. The fixed component includes certain OM&A costs, return on rate base, depreciation, and municipal taxes. Any variances between actual costs and those included in the fixed component accrue to TQM.

U.S. Regulated Operations

TCPL's U.S. natural gas pipelines are "natural gas companies" operating under the provisions of the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 and the Energy Policy Act of 2005, and are subject to the jurisdiction of the FERC. The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities. The FERC also has authority to regulate rates for natural gas transportation in interstate commerce.

ANR

ANR's natural gas storage and transportation services are regulated by the FERC and operate in accordance with FERC-approved tariffs. These tariffs include maximum and minimum rates for services and permit ANR to discount or negotiate rates on a non-discriminatory basis. ANR Pipeline Company rates were established pursuant to a settlement approved by the FERC and effective in 1997. ANR Storage Company's rates were established pursuant to a settlement approved by the FERC and effective in 1990. None of ANR's FERC-regulated operations are required to file for new rates at any time in the future, nor are any of the operations prohibited from filing a case for new rates.

GTN

GTN is regulated by the FERC and operates in accordance with a FERC-approved tariff that establishes maximum and minimum rates for various services. GTN is permitted to discount or negotiate these rates on a non-discriminatory basis. GTN's rates were established pursuant to a settlement approved by the FERC in January 2008. Under the settlement, a five-year moratorium was established during which GTN and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 117

settling parties are prohibited from taking certain actions under the Natural Gas Act of 1938, including any filings to adjust rates. The settlement requires GTN to file a rate case within seven years of the effective date.

Great Lakes

Great Lakes is regulated by the FERC and operates in accordance with a FERC-approved tariff that establishes maximum and minimum rates for its various services and permits Great Lakes to discount or negotiate rates on a non-discriminatory basis. In November 2009, the FERC initiated an investigation to determine whether Great Lakes' rates were just and reasonable. In July 2010, the FERC approved a settlement stipulation and agreement filed by Great Lakes that applies to all current and future shippers. The settlement rates were effective May 1, 2010 and will remain in effect until at least November 30, 2011. The settlement includes a moratorium on participants and customers from filing a rate case to place new rates into effect prior to November 1, 2012. There is also a moratorium on Great Lakes from filing a rate case prior to June 1, 2011 to place new rates into effect prior to December 1, 2011.

Regulatory Assets and Liabilities

Year ended December 31 (millions of dollars)	2010	2009	Remaining Recovery/ Settlement Period

			(years)
Regulatory Assets
Future income taxes(1)	1,256	1,305	n/a
Operating and debt-service regulatory assets(2)	237	221	1
Adjustment charge(3)	85	–	32
Other(4)	174	219	n/a

	1,752	1,745
Less: Current portion included in Other Current Assets	240	221

	1,512	1,524

Regulatory Liabilities
Foreign exchange on long-term debt(5)	200	218	1 - 19
Operating and debt-service regulatory liabilities(2)	98	31	1
Other(4)	150	167	n/a

	448	416
Less: Current portion included in Accounts Payable	134	31

	314	385

(1)
These regulatory assets are underpinned by non-cash transactions or are recovered without an allowance for return as approved by the regulator. Accordingly, these regulatory assets are not included in rate base and do not yield a return on investment during the recovery period.

(2)
Operating and debt-service regulatory assets and liabilities represent the accumulation of cost and revenue variances approved by the regulatory authority for inclusion in determining tolls for the following calendar year. Pre-tax operating results in 2010 would have been $51 million higher (2009 – $424 million lower) had these amounts not been recorded as regulatory assets and liabilities.

(3)
A regulatory adjustment account of $85 million was established and agreed upon by Canadian Mainline stakeholders to reduce tolls in 2010. The adjustment account will be amortized at the composite depreciation rate commencing in 2011.

(4)
Pre-tax operating results in 2010 would have been $28 million higher (2009 – $82 million lower) had these amounts had not been recorded as regulatory assets and liabilities.

(5)
Foreign exchange on long-term debt of the Canadian Mainline, Alberta System and Foothills represents the variance resulting from revaluing foreign currency-denominated debt instruments to the current foreign exchange rate from the historical foreign exchange rate at the time of issue. Foreign exchange gains and losses realized when foreign debt matures or is redeemed early are expected to be recovered or refunded through the determination of future tolls. In the absence of RRA, Canadian GAAP would have required the inclusion of these unrealized gains or losses in Net Income.

118 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15    NON-CONTROLLING INTERESTS

The Company's non-controlling interests included in the Consolidated Balance Sheet were as follows:

December 31 (millions of dollars)	2010	2009

Non-controlling interest in PipeLines LP(1)	686	705
Non-controlling interest in Portland	82	80

	768	785

The Company's non-controlling interests included in the Consolidated Income Statement were as follows:

Year ended December 31 (millions of dollars)	2010	2009	2008

Non-controlling interest in PipeLines LP(1)	87	66	62
Non-controlling interest in Portland	6	8	46

	93	74	108

(1)
Effective November 18, 2009, the non-controlling interest in PipeLines LP was 61.8 per cent (July 1, 2009 to November 17, 2009 – 57.4 per cent; February 22, 2007 to June 30, 2009 – 67.9 per cent).

The non-controlling interests in PipeLines LP and Portland as at December 31, 2010 represented the 61.8 per cent and 38.3 per cent interest, respectively, not owned by TCPL (2009 – 61.8 per cent and 38.3 per cent, respectively; 2008 – 67.9 per cent and 38.3 per cent, respectively).

In 2010, TCPL received fees of $2 million from PipeLines LP (2009 and 2008 – $2 million) and $7 million from Portland (2009 – $8 million; 2008 – $7 million) for services provided.

NOTE 16    COMMON SHARES

	Number of Shares	Amount

	(thousands)	(millions of dollars)
Outstanding at January 1, 2008	531,549	6,554
Issuance of common shares for cash	66,341	2,419

Outstanding at December 31, 2008	597,890	8,973
Issuance of common shares for cash	51,536	1,676

Outstanding at December 31, 2009	649,426	10,649
Issuance of common shares for cash	26,121	987

Outstanding at December 31, 2010	675,547	11,636

Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

Restriction on Dividends

Certain terms of the Company's preferred shares and debt instruments could restrict the Company's ability to declare dividends on preferred and common shares. At December 31, 2010, approximately $3.6 billion (2009 – $2.6 billion; 2008 – $1.7 billion) was available for the payment of dividends on common and preferred shares.

Cash Dividends

Cash dividends of $1.1 billion were paid in 2010 (2009 – $976 million; 2008 – $795 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 119

NOTE 17    PREFERRED SHARES

December 31	Number of Shares Authorized and Outstanding	Dividend Rate per Share	Redemption Price per Share	2010	2009

	(thousands)			(millions of dollars)	(millions of dollars)
Cumulative First Preferred Shares
Series U	4,000	$2.80	$50.00	195	195
Series Y	4,000	$2.80	$50.00	194	194

				389	389

The authorized number of preferred shares issuable in each series is unlimited. All of the cumulative first preferred shares are without par value.

On or after October 15, 2013, TCPL may redeem the Series U preferred shares at $50 per share, and on or after March 5, 2014, TCPL may redeem the Series Y preferred shares at $50 per share.

Dividend Reinvestment and Share Purchase Plan

TransCanada's Board of Directors has authorized the issuance of common shares from treasury at a discount to participants in TransCanada's Dividend Reinvestment and Share Purchase Plan (DRP). Under this plan, eligible TCPL preferred shareholders may reinvest their dividends and make optional cash payments to obtain TransCanada common shares. The DRP shares are provided to the participants at a discount to the average market price in the five days before dividend payment. The discount was set at three per cent in 2009 and 2010, and was reduced to two per cent commencing with the dividends declared in February 2011. The discount was set at two per cent for 2008 and was increased to three per cent commencing with the dividends declared in February 2009. TransCanada reserves the right to alter the discount or to satisfy its DRP obligations by instead purchasing shares on the open market at any time.

Cash Dividends

Cash dividends of $22 million or $2.80 per share were paid on the Series U and Series Y preferred shares in each of 2010, 2009 and 2008.

NOTE 18    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

TCPL has exposure to market risk, counterparty credit risk and liquidity risk. TCPL engages in risk management activities with the objective of protecting earnings, cash flow and, ultimately, shareholder value.

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

120 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Where possible, derivative financial instruments are designated as hedges, but in some cases derivatives do not meet the specific criteria for hedge accounting treatment and are accounted for at fair value with changes in fair value recorded in Net Income in the period of change. This may expose the Company to increased variability in reported operating results because the fair value of the derivative instruments can fluctuate significantly from period to period. However, the Company enters into the arrangements as they are considered to be effective economic hedges.

Commodity Price Risk

The Company is exposed to commodity price movements as part of its normal business operations, particularly in relation to the prices of electricity, natural gas and oil products. A number of strategies are used to mitigate these exposures, including the following:

•
Subject to its overall risk management strategy, the Company commits a portion of its expected power supply to fixed-price medium-term or long-term sales contracts, while reserving an amount of unsold supply to mitigate price risk in its asset portfolio.

•
The Company purchases a portion of the natural gas and oil products required for its power plants or enters into contracts that base the sale price of electricity on the cost of natural gas, effectively locking in a margin. A significant portion of the electricity needed to fulfil the Company's power sales commitments is fulfilled through power generation or purchased through contracts, thereby reducing the Company's exposure to fluctuating commodity prices.

•
The Company enters into offsetting or back-to-back positions using derivative financial instruments to manage price risk exposure in power and natural gas commodities created by certain fixed and variable pricing arrangements for different pricing indices and delivery points.

The Company assesses its commodity contracts and derivative instruments used to manage commodity risk to determine the appropriate accounting treatment. Contracts, with the exception of leases, have been assessed to determine whether they or certain aspects of them meet the definition of a derivative. Certain commodity purchase and sale contracts are derivatives but fair value accounting is not required, as they were entered into and continue to be held for the purpose of receipt or delivery in accordance with the Company's expected purchase, sale or usage requirements and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain exemptions.

Natural Gas Storage Commodity Price Risk

TCPL manages its exposure to seasonal natural gas price spreads in its non-regulated Natural Gas Storage business by economically hedging storage capacity with a portfolio of third-party storage capacity contracts and proprietary natural gas purchases and sales. TCPL simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, thereby locking in future positive margins and effectively eliminating exposure to natural gas price movements. Fair value adjustments recorded each period on proprietary natural gas inventory in storage and on these forward contracts are not representative of the amounts that will be realized on settlement.

At December 31, 2010, the fair value of proprietary natural gas inventory in storage, measured using a weighted average of forward prices for the following four months less selling costs, was $49 million (2009 – $73 million). The change in fair value of proprietary natural gas inventory in storage in 2010 resulted in pre-tax unrealized losses of $16 million (2009 – gains of $3 million; 2008 – losses of $7 million), which were recorded as a decrease to Revenues and to Inventories. The change in fair value of natural gas forward purchase and sales contracts in 2010 resulted in pre-tax unrealized gains of $6 million (2009 – losses of $2 million; 2008 – gains of $7 million), which were recorded as an increase to Revenues and to Inventories.

Foreign Exchange and Interest Rate Risk

Foreign exchange and interest rate risk is created by fluctuations in the fair value or cash flow of financial instruments due to changes in foreign exchange rates and market interest rates.

A portion of TCPL's earnings from its Natural Gas Pipelines and Energy segments is generated in U.S. dollars and, therefore, fluctuations in the value of the Canadian dollar relative to the U.S. dollar can affect TCPL's net income. This foreign exchange impact is partially offset by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 121

U.S. dollar-denominated financing costs and by the Company's hedging activities. TCPL has a greater exposure to U.S. currency fluctuations than in prior years due to growth in its U.S. operations, partially offset by increased levels of U.S. dollar-denominated interest expense.

The Company uses foreign currency and interest rate derivatives to manage the foreign exchange and interest rate risks related to its debt and other U.S. dollar-denominated transactions, and to manage the foreign exchange rate exposures of the Alberta System and Foothills operations. Certain of the realized gains and losses on these derivatives are deferred as regulatory assets and liabilities until they are recovered from or paid to the shippers in accordance with the terms of the shipping agreements.

TCPL has floating interest rate debt which subjects it to interest rate cash flow risk. The Company uses a combination of interest rate swaps and options to manage its exposure to this risk.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At December 31, 2010, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.8 billion (US$9.8 billion) (2009 – $7.9 billion (US$7.6 billion)) and a fair value of $11.3 billion (US$11.4 billion) (2009 – $9.8 billion (US$9.3 billion)). At December 31, 2010, $181 million was included in Intangibles and Other Assets (2009 – $96 million) for the fair value of the forwards, swaps and options used to hedge the Company's net U.S. dollar investment in foreign operations. The fair values and notional or principal amounts for the derivatives designated as a net investment hedge were as follows:

	2010		2009

Asset/(Liability) December 31 (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps (maturing 2011 to 2016)	179	US 2,800	86	US 1,850
U.S. dollar forward foreign exchange contracts (maturing 2011)	2	US 100	9	US 765
U.S. dollar options (matured in 2010)	–	–	1	US 100

	181	US 2,900	96	US 2,715

(1)
Fair values equal carrying values.

VaR Analysis

TCPL uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period for a specified confidence level. The VaR number used by TCPL is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its liquid open positions will not exceed the reported VaR. The VaR methodology is a statistically calculated, probability-based approach that takes into consideration market volatilities as well as risk diversification by recognizing offsetting positions and correlations among products and markets. Risks are measured across all products and markets, and risk measures are aggregated to arrive at a single VaR number.

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

TCPL's estimation of VaR includes wholly owned subsidiaries and incorporates relevant risks associated with each market or business unit. The calculation does not include the regulated natural gas pipelines, as the nature of the rate-regulated pipeline business reduces the impact of market risks. TCPL's Board of Directors has established a VaR limit, which is monitored on an ongoing basis as part of the Company's risk management policy. TCPL's consolidated VaR was $12 million at December 31, 2010 (2009 – $12 million).

122 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

TCPL's maximum counterparty credit exposure with respect to financial instruments at the Balance Sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table located in the Fair Values section of this note. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties that are investment grade. At December 31, 2010, there were no significant amounts past due or impaired.

At December 31, 2010, the Company had a credit risk concentration of $317 million (2009 – $334 million) due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty's parent company.

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

Calpine Corporation (Calpine) and certain of its subsidiaries filed for bankruptcy protection in Canada or the U.S. in 2005. Gas Transmission Northwest Corporation (GTNC) and Portland reached agreements with Calpine for allowed unsecured claims in the Calpine bankruptcy. In February 2008, GTNC and Portland received initial distributions of 9.4 million common shares and 6.1 million common shares, respectively, of Calpine, which represented approximately 85 per cent of their agreed-upon claims. In 2008, these shares were sold into the open market and resulted in total pre-tax gains of $279 million. Claims by NGTL and Foothills Pipe Lines (South B.C.) Ltd. for $32 million and $44 million, respectively, were received in cash in January 2008 and were passed onto shippers on these systems in 2008 and 2009. In 2010, the Company accrued an additional pre-tax gain of $15 million related to expected future proceeds with respect to the GTNC and Portland claims.

Liquidity Risk

Liquidity risk is the risk that TCPL will not be able to meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that sufficient cash and credit facilities are available to meet its operating, financing and capital expenditure obligations when due, under both normal and stressed economic conditions.

Management continuously forecasts cash flows for a period of 12 months to identify financing requirements. These requirements are then managed through a combination of committed and demand credit facilities and access to capital markets, as discussed in the Capital Management section of this note.

At December 31, 2010, the Company had unutilized committed revolving bank lines of US$1.0 billion, $2.0 billion and US$0.8 billion maturing in November 2011, December 2012 and December 2012, respectively. The Company has also maintained continuous access to the Canadian commercial paper market on competitive terms.

Capital Management

The primary objective of capital management is to ensure TCPL has strong credit ratings to support its businesses and maximize shareholder value. In 2010, the overall objective and policy for managing capital remained unchanged from the prior year.

TCPL manages its capital structure in a manner consistent with the risk characteristics of the underlying assets. The Company's management considers its capital structure to consist of net debt, Non-Controlling Interests and Shareholders' Equity. Net debt comprises Notes Payable, net amounts Due to TransCanada Corporation, Long-Term Debt and Junior Subordinated Notes less Cash and Cash Equivalents. Net debt only includes obligations that the Company controls and manages. Consequently, it does not include Cash and Cash Equivalents, Notes Payable and Long-Term Debt of TCPL's joint ventures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 123

The total capital managed by the Company was as follows:

December 31 (millions of dollars)	2010	2009

Notes payable	2,081	1,678
Due to TransCanada, net	1,340	1,224
Long-term debt	17,922	16,664
Junior subordinated notes	985	1,036
Cash and cash equivalents	(648)	(878)

Net debt	21,680	19,724

Non-controlling interests	768	785
Shareholders' equity	15,747	14,872

Total equity	16,515	15,657

	38,195	35,381

Fair Values

Certain financial instruments included in Cash and Cash Equivalents, Accounts Receivable, Due to/from TransCanada Corporation, Intangibles and Other Assets, Notes Payable, Accounts Payable, Accrued Interest and Deferred Amounts have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. The fair value of foreign exchange and interest rate derivatives has been calculated using year-end market rates and applying a discounted cash flow valuation model. The fair value of power, natural gas and oil products derivatives, and of available-for-sale investments, has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used.

The fair value of the Company's Notes Receivable is calculated by discounting future payments of interest and principal using forward interest rates. Long-Term Debt was estimated based on quoted market prices for the same or similar debt instruments. Credit risk has been taken into consideration when calculating the fair value of derivatives, Notes Receivable and Long-Term Debt.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	2010		2009

December 31 (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	752	752	979	979
Accounts receivable and other(2)(3)	1,564	1,604	1,433	1,484
Due from TransCanada Corporation	1,363	1,363	845	845
Available-for-sale assets(2)	20	20	23	23

	3,699	3,739	3,280	3,331

Financial Liabilities(1)(3)
Notes payable	2,092	2,092	1,687	1,687
Accounts payable and deferred amounts(4)	1,444	1,444	1,532	1,532
Due to TransCanada Corporation	2,703	2,703	2,069	2,069
Accrued interest	361	361	380	380
Long-term debt	17,922	21,523	16,664	19,377
Junior subordinated notes	985	992	1,036	976
Long-term debt of joint ventures	866	971	965	1,025

	26,373	30,086	24,333	27,046

(1)
Consolidated Net Income in 2010 included gains of $8 million (2009 – gains of $6 million) for fair value adjustments related to interest rate swap agreements on US$250 million (2009 – US$250 million) of long-term debt. There were no other unrealized gains or losses from fair value adjustments to the financial instruments.

(2)
At December 31, 2010, the Consolidated Balance Sheet included financial assets of $1,280 million (2009 – $968 million) in Accounts Receivable, $40 million (2009 – nil) in Other Current Assets and $264 million (2009 – $488 million) in Intangibles and Other Assets.

124 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3)
Recorded at amortized cost except for $250 million (2009 – $250 million) of Long-Term Debt, which is adjusted to fair value.

(4)
At December 31, 2010, the Consolidated Balance Sheet included financial liabilities of $1,414 million (2009 – $1,507million) in Accounts Payable and $30 million (2009 – $25 million) in Deferred Amounts.

The following tables detail the remaining contractual maturities for TCPL's non-derivative financial liabilities, including both the principal and interest cash flows at December 31, 2010:

Contractual Repayments of Financial Liabilities(1)

		Payments Due by Period

(millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Notes payable	2,092	2,092	–	–	–
Due to TransCanada Corporation	2,703	–	2,703	–	–
Long-term debt	17,922	894	2,012	2,034	12,982
Junior subordinated notes	985	–	–	–	985
Long-term debt of joint ventures	866	65	148	99	554

	24,568	3,051	4,863	2,133	14,521

(1)
The anticipated timing of settlement of derivative contracts is presented in the Derivatives Financial Instrument Summary in this note.

Interest Payments on Financial Liabilities

		Payments Due by Period

(millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Due to TransCanada Corporation	202	101	101	–	–
Long-term debt	16,721	1,140	2,190	1,973	11,418
Junior subordinated notes	410	63	126	126	95
Long-term debt of joint ventures	381	48	90	80	163

	17,714	1,352	2,507	2,179	11,676

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 125

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments for 2010 is as follows:

	2010

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$169	$144	$8	$20
Liabilities	$(129)	$(173)	$(14)	$(21)
Notional Values
Volumes(3)
Purchases	15,610	158	–	–
Sales	18,114	96	–	–
Canadian dollars	–	–	–	736
U.S. dollars	–	–	US 1,479	US 250
Cross-currency	–	–	47/US 37	–
Net unrealized (losses)/gains in the year(4)	$(32)	$27	$4	$43
Net realized gains/(losses) in the year(4)	$77	$(42)	$36	$(74)
Maturity dates	2011-2015	2011-2015	2011-2012	2011-2016
Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$112	$5	$–	$8
Liabilities	$(186)	$(19)	$(51)	$(26)
Notional Values
Volumes(3)
Purchases	16,071	17	–	–
Sales	10,498	–	–	–
U.S. dollars	–	–	US 120	US 1,125
Cross-currency	–	–	136/US 100	–
Net realized losses in the year(4)	$(9)	$(35)	$–	$(33)
Maturity dates	2011-2015	2011-2013	2011-2014	2011-2015
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

(2)
Fair values equal carrying values.

(3)
Volumes for power and natural gas derivatives are in GWh and billion cubic feet (Bcf), respectively.

(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships is initially recognized in OCI and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$250 million. In 2010, net realized gains on fair value hedges were $4 million and were included in Interest Expense. In 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
In 2010, Net Income included a gain of $1 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2010, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

126 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The anticipated timing of settlement of the derivative contracts assumes constant commodity prices, interest rates and foreign exchange rates from December 31, 2010. Settlements will vary based on the actual value of these factors at the date of settlement. The anticipated timing of settlement of these contracts is as follows:

Year ended December 31 (millions of dollars)	Total	2011	2012 and 2013	2014 and 2015	2016 and Thereafter

Derivative financial instruments held for trading
Assets	341	221	102	17	1
Liabilities	(337)	(191)	(121)	(24)	(1)
Derivative financial instruments in hedging relationships
Assets	306	76	204	26	–
Liabilities	(282)	(146)	(120)	(16)	–

	28	(40)	65	3	–

Derivative Financial Instruments Summary

Information for the Company's derivative financial instruments for 2009 is as follows:

	2009

December 31 (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)
Assets	$150	$107	$5	$–	$25
Liabilities	$(98)	$(112)	$(5)	$(66)	$(68)
Notional Values
Volumes(2)
Purchases	15,275	238	180	–	–
Sales	13,185	194	180	–	–
Canadian dollars	–	–	–	–	574
U.S. dollars	–	–	–	US 444	US 1,325
Cross-currency	–	–	–	227/US 157	–
Net unrealized gains/(losses) in the year(3)	$3	$(5)	$1	$3	$27
Net realized gains/(losses) in the year(3)	$70	$(76)	$–	$36	$(22)
Maturity dates	2010-2015	2010-2014	2010	2010-2012	2010-2018
Derivative Financial Instruments in Hedging Relationships(4)(5)
Fair Values(1)
Assets	$175	$2	$–	$–	$15
Liabilities	$(148)	$(22)	$–	$(43)	$(50)
Notional Values
Volumes(2)
Purchases	13,641	33	–	–	–
Sales	14,311	–	–	–	–
U.S. dollars	–	–	–	US 120	US 1,825
Cross-currency	–	–	–	136/US 100	–
Net realized gains /(losses) in the year(3)	$156	$(29)	$–	$–	$(37)
Maturity dates	2010-2015	2010-2014	–	2010-2014	2010-2020
(1)
Fair values equal carrying values.

(2)
Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.

(3)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power, natural gas and fuel oil are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships is initially recognized in OCI and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 127

(4)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million. In 2009, realized gains on fair value hedges were $4 million and were included in Interest Expense. In 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(5)
In 2009, Net Income included losses of $5 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. In 2009, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company's Balance Sheet was as follows:

December 31 (millions of dollars)	2010	2009

Current
Other current assets	273	315
Accounts payable	(337)	(340)
Long term
Intangibles and other assets (Note 7)	374	260
Deferred amounts (Note 13)	(282)	(272)

Derivative Financial Instruments of Joint Ventures

Included in the Derivative Financial Instruments Summary tables are amounts related to power derivatives used by one of the Company's joint ventures to manage commodity price risk. The Company's proportionate share of the fair value of these power sales derivatives was $48 million at December 31, 2010 (2009 – $105 million). These contracts mature from 2011 to 2015. The Company's proportionate share of the notional sales volumes of power associated with this exposure was 3,772 gigawatt hours (GWh) at December 31, 2010 (2009 – 6,312 GWh). The Company's proportionate share of the notional purchased volumes of power associated with this exposure was 2,322 GWh at December 31, 2010 (2009 – 2,747 GWh).

Fair Value Hierarchy

The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices.

There were no transfers between Level I and Level II in 2010 and 2009. Financial assets and liabilities measured at fair value including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III))		Total

December 31 (millions of dollars, pre-tax)	2010	2009	2010	2009	2010	2009	2010	2009

Natural Gas Inventory	–	–	49	73	–	–	49	73
Derivative Financial Instrument Assets:
Interest rate contracts	–	–	28	40	–	–	28	40
Foreign exchange contracts	10	10	179	104	–	–	189	114
Power commodity contracts	–	–	269	311	5	14	274	325
Gas commodity contracts	93	55	56	49	–	–	149	104
Oil commodity contacts	–	–	–	5	–	–	–	5
Derivative Financial Instrument Liabilities:
Interest rate contracts	–	–	(47)	(119)	–	–	(47)	(119)
Foreign exchange contracts	(11)	(6)	(54)	(120)	–	–	(65)	(126)
Power commodity contracts	–	–	(299)	(229)	(8)	(16)	(307)	(245)
Gas commodity contracts	(178)	(103)	(15)	(27)	–	–	(193)	(130)
Oil commodity contacts	–	–	–	(5)	–	–	–	(5)
Non-Derivative Financial Instruments:
Available-for-sale assets	20	23	–	–	–	–	20	23

	(66)	(21)	166	82	(3)	(2)	97	59

128 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the net change in the Level III fair value category:

(millions of dollars, pre-tax)	Derivatives(1)

Balance at December 31, 2008	–
New contracts(2)	(14)
Transfers into Level III(3)	12

Balance at December 31, 2009	(2)
New contracts(2)	(16)
Settlements	(3)
Transfers into Level III(4)	3
Transfers out of Level III(4)(5)	(38)
Change in unrealized gains recorded in Net Income	14
Change in unrealized gains recorded in Other Comprehensive (Loss)/Income	39

Balance at December 31, 2010	(3)

(1)
The fair value of derivative assets and liabilities is presented on a net basis.

(2)
At December 31, 2010, the total amount of net gains included in Net Income attributable to derivatives that were entered into during the year and still held at the reporting date was $1 million (2009 – nil).

(3)
These contracts were previously included in Level II but were reclassified to Level III due to reduced liquidity in the market to which they relate.

(4)
Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable.

(5)
As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in an $8 million decrease or increase, respectively, in the fair value of outstanding derivative financial instruments included in Level III as at December 31, 2010.

NOTE 19    INCOME TAXES

Provision for Income Taxes

Year ended December 31 (millions of dollars)	2010	2009	2008

Current
Canada	27	(68)	381
Foreign	(169)	100	143

	(142)	32	524

Future
Canada	156	326	(10)
Foreign	351	18	77

	507	344	67

Income Tax Expense	365	376	591

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 129

Geographic Components of Income

Year ended December 31 (millions of dollars)	2010	2009	2008

Canada	745	1,061	1,203
Foreign	969	768	938

Income before Income Taxes and Non-Controlling Interests	1,714	1,829	2,141

Reconciliation of Income Tax Expense

Year ended December 31 (millions of dollars)	2010	2009	2008

Income before income taxes and non-controlling interests	1,714	1,829	2,141
Federal and provincial statutory tax rate	28%	29.0%	29.5%
Expected income tax expense	480	530	632
Income tax differential related to regulated operations	8	39	44
Lower effective foreign tax rates	(36)	(63)	(5)
Tax rate and legislative changes	–	(30)	–
Income from equity investments and non-controlling interests	(40)	(37)	(45)
Change in valuation allowance	–	–	(9)
Other	(47)	(63)	(26)

Actual Income Tax Expense	365	376	591

Future Income Tax Assets and Liabilities

December 31 (millions of dollars)	2010	2009

Operating loss carryforwards	494	148
Unrealized losses on derivatives	113	56
Other post-employment benefits	75	72
Deferred amounts	42	42
Investments in subsidiaries and partnerships	12	–
Other	115	90

Future income tax assets	851	408

Difference in accounting and tax bases of plant, equipment and PPAs	3,434	2,642
Taxes on future revenue requirement	321	338
Unrealized foreign exchange gains on long-term debt	161	96
Pension benefits	96	75
Deferred credits	40	57
Unrealized gains on derivatives	9	32
Investments in subsidiaries and partnerships	–	17
Other	40	44

Future income tax liabilities	4,101	3,301

Net Future Income Tax Liabilities	3,250	2,893

At December 31, 2010, the Company has recognized the benefit of unused non-capital loss carryforwards of $42 million (2009 – $9 million) for federal and provincial purposes in Canada, which expire from 2014 to 2030.

At December 31, 2010, the Company has recognized the benefit of unused net operating loss carryforwards of US$1,320 million (2009 – US$379 million) for federal purposes in the U.S., which expire from 2028 to 2030.

Unremitted Earnings of Foreign Investments

Income taxes have not been provided on the unremitted earnings of foreign investments that the Company does not intend to repatriate in the foreseeable future. Future income tax liabilities would have increased at December 31, 2010, by approximately $105 million (2009 – $101 million) if there had been a provision for these taxes.

130 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Tax Payments

Income tax payments of $57 million, net of refunds received, were made in 2010 (2009 – $83 million; 2008 – $486 million).

NOTE 20    NOTES PAYABLE

	2010		2009

	Outstanding December 31	Weighted Average Interest Rate per Annum at December 31	Outstanding December 31	Weighted Average Interest Rate per Annum at December 31

	(millions of dollars)		(millions of dollars)
Canadian dollars	601	1.2%	327	0.3%
U.S. dollars (2010 – US$1,499; 2009 – US$1,299)	1,491	0.7%	1,360	0.4%

	2,092		1,687

Notes payable consists of commercial paper outstanding and draws on bridge and line-of-credit facilities.

At December 31, 2010, total committed revolving and demand credit facilities of $5.1 billion were available. When drawn, interest on the lines of credit is charged at prime rates of Canadian chartered and U.S. banks, and at other negotiated financial bases. These unsecured credit facilities included the following:

  •
  a $2.0 billion committed, syndicated, revolving TCPL credit facility maturing December 2012. The facility was fully available at December 31, 2010. The cost to maintain the credit facility was $2 million in each of 2010 and 2009;

  •
  a US$300 million committed, syndicated, revolving credit facility, guaranteed by TransCanada and maturing February 2013. This facility is part of a US$1.0 billion TCPL USA credit facility discussed in Note 10. At December 31, 2010, this facility was fully drawn. The cost to maintain the US$1.0 billion credit facility was $1 million in each of 2010 and 2009;

  •
  a US$1.0 billion committed, syndicated, revolving extendible TransCanada Keystone Pipeline, L.P. credit facility, guaranteed by TCPL and TCPL USA and maturing November 2011. The facility was fully available at December 31, 2010. The cost to maintain the credit facility was $5 million in 2010 (2009 – $2 million);

  •
  a US$1.0 billion committed, syndicated, revolving TCPL USA credit facility maturing December 2012 with a one-year extension at the option of the borrower and guaranteed by TransCanada. At December 31, 2010, US$200 million was drawn on this facility. The cost to maintain the credit facility was $4 million in 2010 (2009 – nil); and

  •
  demand lines totalling $800 million, which support the issuance of letters of credit and provide additional liquidity. At December 31, 2010, the Company had used approximately $382 million of these demand lines for letters of credit.

At December 31, 2008, TCPL had drawn $255 million on a committed, unsecured, one-year bridge loan facility, which was used to fund a portion of the Ravenswood acquisition. In February 2009, the US$255 million was repaid and the facility was cancelled.

NOTE 21    ASSET RETIREMENT OBLIGATIONS

The estimated undiscounted cash flows required to settle the ARO with respect to certain regulated and non-regulated operations in the Natural Gas Pipelines segment were $62 million at December 31, 2010 (2009 – $64 million), calculated using an annual inflation rate ranging from one per cent to four per cent. The carrying value of these liabilities was $24 million at December 31, 2010 (2009 – $24 million) after discounting the estimated cash flows at rates ranging from 5.2 per cent to 11.0 per cent. At December 31, 2010, the expected timing of payment for settlement of the obligations ranged from 2011 to 2029.

The estimated undiscounted cash flows required to settle the ARO with respect to the Energy segment were $719 million at December 31, 2010 (2009 – $424 million), calculated using an annual inflation rate ranging from 2.0 per cent to 2.5 per cent. During 2010, the economic life of certain Energy assets was extended after reviewing market trends and asset conditions. As a result, the carrying value of this liability was revised to $42 million at December 31, 2010 (2009 – $87 million) after discounting the estimated cash flows at average rates ranging from 5.5 per cent to 6.8 per cent. At December 31, 2010, the expected timing of payment for settlement of the obligations ranged from 2018 to 2060.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 131

Reconciliation of Asset Retirement Obligations(1)

(millions of dollars)	Natural Gas Pipelines	Energy	Total

Balance at January 1, 2008	25	63	88
New obligations and revisions in estimated cash flows	4	18	22
Accretion expense	2	4	6

Balance at December 31, 2008	31	85	116
New obligations and revisions in estimated cash flows	(9)	(4)	(13)
Accretion expense	2	6	8

Balance at December 31, 2009	24	87	111
New obligations and revisions in estimated cash flows	(1)	(47)	(48)
Accretion expense	1	2	3

Balance at December 31, 2010	24	42	66

(1)
At December 31, 2010, ARO totalling $65 million (2009 – $110 million) and $1 million (2009 – $1 million) were included in Deferred Amounts and Accounts Payable, respectively.

NOTE 22    EMPLOYEE FUTURE BENEFITS

The Company sponsors DB Plans that cover a significant majority of employees. Pension benefits provided under the DB Plans are based on years of service and highest average earnings over three consecutive years of employment. Upon commencement of retirement, pension benefits in the Canadian DB Plans increase annually by a portion of the increase in the Consumer Price Index. Past service costs are amortized over the expected average remaining service life of employees, which is approximately eight years.

The Company also provides its employees with a Savings Plan in Canada, 401(k) Plans (DC Plans) in the U.S., and post-employment benefits other than pensions, including termination benefits and life insurance and medical benefits beyond those provided by government-sponsored plans. Past service costs are amortized over the expected average remaining life expectancy of former employees, which was approximately 12 years at December 31, 2010. Contributions to the Savings Plan and DC Plans are expensed as incurred. In 2010, the Company expensed $21 million (2009 and 2008 – $21 million) for the Savings Plan and DC Plans.

Total cash payments for employee future benefits, consisting of cash contributed by the Company to the DB Plans and other benefit plans, was $127 million in 2010 (2009 – $168 million; 2008 – $90 million), including $21 million in 2010 (2009 and 2008 – $21 million) related to the Savings Plan and DC Plans.

132 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at January 1, 2011, and the next required valuation will be as at January 1, 2012.

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Change in Benefit Obligation
Benefit obligation – beginning of year	1,476	1,332	150	144
Current service cost	50	45	2	2
Interest cost	89	89	9	9
Employee contributions	4	4	1	1
Benefits paid	(73)	(70)	(9)	(8)
Actuarial loss	95	107	8	10
Transfers	(8)	–	–	–
Foreign exchange rate changes	(11)	(31)	(2)	(8)

Benefit obligation – end of year	1,622	1,476	159	150

Change in Plan Assets
Plan assets at fair value – beginning of year	1,447	1,193	27	26
Actual return on plan assets	177	206	3	5
Employer contributions	98	140	8	7
Employee contributions	4	4	1	1
Benefits paid	(73)	(70)	(9)	(8)
Transfers	(8)	–	–	–
Foreign exchange rate changes	(9)	(26)	(1)	(4)

Plan assets at fair value – end of year	1,636	1,447	29	27

Funded status – plan surplus/(deficit)	14	(29)	(130)	(123)
Unamortized net actuarial loss	345	329	42	37
Unamortized past service costs	18	21	(3)	(3)

Accrued Benefit Asset/(Liability), Net of Valuation Allowance of Nil	377	321	(91)	(89)

The accrued benefit asset/(liability) net of valuation allowance of nil in the Company's Balance Sheet was as follows:

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Intangibles and other assets	380	323	–	–
Deferred amounts	(3)	(2)	(91)	(89)

	377	321	(91)	(89)

Included in the above benefit obligation and fair value of plan assets were the following amounts for plans that are not fully funded:

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Benefit obligation	(417)	(390)	(159)	(150)
Plan assets at fair value	391	358	29	27

Funded Status – Plan Deficit	(26)	(32)	(130)	(123)

The Company's expected contributions in 2011 are approximately $98 million for the DB Plans and approximately $28 million for the other benefit plans, Savings Plan and DC Plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 133

The following are estimated future benefit payments, which reflect expected future service:

(millions of dollars)	Pension Benefits	Other Benefits

2011	82	9
2012	85	9
2013	89	9
2014	92	10
2015	96	10
2016 to 2020	540	56

The significant weighted average actuarial assumptions adopted in measuring the Company's benefit obligations were as follows:

	Pension Benefit Plans		Other Benefit Plans

December 31	2010	2009	2010	2009

Discount rate	5.55%	6.00%	5.65%	6.00%
Rate of compensation increase	3.20%	3.20%

The significant weighted average actuarial assumptions adopted in measuring the Company's net benefit plan cost were as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31	2010	2009	2008	2010	2009	2008

Discount rate	6.00%	6.65%	5.30%	6.00%	6.50%	5.50%
Expected long-term rate of return on plan assets	6.95%	6.95%	6.95%	7.80%	7.75%	7.75%
Rate of compensation increase	3.20%	3.25%	3.60%

The overall expected long-term rate of return on plan assets is based on historical and projected rates of return for the portfolio in aggregate and for each asset class in the portfolio. Assumed projected rates of return are selected after analyzing historical experience and estimating future levels and volatility of returns. Asset class benchmark returns, asset mix and anticipated benefit payments from plan assets are also considered in determining the overall expected rate of return. The discount rate is based on market interest rates of high-quality bonds that match the timing and benefits expected to be paid under each plan.

A nine per cent average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2011 measurement purposes. The rate was assumed to decrease gradually to five per cent by 2020 and remain at this level thereafter. A one per cent change in assumed health care cost trend rates would have the following effects:

(millions of dollars)	Increase	Decrease

Effect on total of service and interest cost components	1	(1)
Effect on post-employment benefit obligation	14	(12)

134 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company's net benefit cost is as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31 (millions of dollars)	2010	2009	2008	2010	2009	2008

Current service cost	50	45	52	2	2	2
Interest cost	89	89	80	9	9	8
Actual return on plan assets	(177)	(206)	222	(3)	(5)	10
Actuarial loss/(gain)	95	107	(261)	8	10	(21)
Plan amendment	–	–	–	–	–	(11)

Elements of net benefit cost prior to adjustments to recognize the long-term nature of net benefit cost	57	35	93	16	16	(12)
Difference between expected and actual return on plan assets	68	107	(316)	1	3	(12)
Difference between actuarial loss/(gain) recognized and actual actuarial loss/(gain) on accrued benefit obligation	(86)	(101)	280	(6)	(8)	23
Difference between amortization of past service costs and actual plan amendments	4	4	4	–	–	11
Amortization of transitional obligation related to regulated business	–	–	–	2	2	2

	43	45	61	13	13	12

The Company pension plans' weighted average asset allocations and target allocations by asset category were as follows:

December 31	Percentage of Plan Assets		Target Allocations

Asset Category	2010	2009	2010

Debt securities	37%	40%	35% to 60%
Equity securities	63%	60%	40% to 65%

	100%	100%

Debt securities included the Company's debt of $4 million (0.2 per cent of total plan assets) and $4 million (0.3 per cent of total plan assets) at December 31, 2010 and 2009, respectively. Equity securities included TransCanada's common shares of $3 million (0.2 per cent of total plan assets) and $8 million (0.6 per cent of total plan assets) at December 31, 2010 and 2009, respectively.

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

Total cash payments for employee future benefits, consisting of cash contributed by the Company's joint ventures to DB Plans and other benefit plans was $58 million in 2010 (2009 – $54 million; 2008 – $42 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 135

The Company's joint ventures measure the benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuations of the pension plans for funding purposes were as at January 1, 2011, and the next required valuations will be as at January 1, 2012.

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Change in Benefit Obligation
Benefit obligation – beginning of year	695	599	170	133
Current service cost	19	16	8	5
Interest cost	42	40	10	9
Employee contributions	7	6	–	–
Benefits paid	(31)	(33)	(5)	(4)
Actuarial loss	132	68	25	27
Foreign exchange rate changes	–	(1)	–	–

Benefit obligation – end of year	864	695	208	170

Change in Plan Assets
Plan assets at fair value – beginning of year	641	556	–	–
Actual return on plan assets	57	63	–	–
Employer contributions	53	50	5	4
Employee contributions	7	6	–	–
Benefits paid	(31)	(33)	(5)	(4)
Foreign exchange rate changes	–	(1)	–	–

Plan assets at fair value – end of year	727	641	–	–

Funded status – plan deficit	(137)	(54)	(208)	(170)
Unamortized net actuarial loss	230	113	49	25
Unamortized past service costs	–	–	2	2

Accrued Benefit Asset/(Liability), Net of Valuation Allowance of Nil	93	59	(157)	(143)

The accrued benefit asset/(liability), net of valuation allowance of nil in the Company's Balance Sheet was as follows:

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Intangibles and other assets	93	60	–	–
Deferred amounts	–	(1)	(157)	(143)

	93	59	(157)	(143)

The following amounts were included in the above benefit obligation and fair value of plan assets for plans that are not fully funded:

	Pension Benefit Plans		Other Benefit Plans

December 31 (millions of dollars)	2010	2009	2010	2009

Benefit obligation	(864)	(695)	(208)	(170)
Plan assets at fair value	727	641	–	–

Funded Status – Plan Deficit	(137)	(54)	(208)	(170)

The expected total contributions of the Company's joint ventures in 2011 are approximately $87 million for the pension benefit plans and approximately $7 million for the other benefit plans.

136 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are estimated future benefit payments, which reflect expected future service:

(millions of dollars)	Pension Benefits	Other Benefits

2011	40	6
2012	43	7
2013	47	7
2014	51	8
2015	54	9
2016 to 2020	324	55

The significant weighted average actuarial assumptions adopted in measuring the benefit obligations of the Company's joint ventures were as follows:

	Pension Benefit Plans		Other Benefit Plans

December 31	2010	2009	2010	2009

Discount rate	5.25%	6.00%	5.10%	5.80%
Rate of compensation increase	3.50%	3.50%

The significant weighted average actuarial assumptions adopted in measuring the net benefit plan costs of the Company's joint ventures were as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31	2010	2009	2008	2010	2009	2008

Discount rate	6.00%	6.75%	5.25%	5.80%	6.40%	5.15%
Expected long-term rate of return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	3.50%	3.50%	3.50%

A one percentage point change in assumed health care cost trend rates would have the following effects:

(millions of dollars)	Increase	Decrease

Effect on total of service and interest cost components	3	(2)
Effect on post-employment benefit obligation	26	(22)

The Company's proportionate share of net benefit cost of joint ventures is as follows:

	Pension Benefit Plans			Other Benefit Plans

Year ended December 31 (millions of dollars)	2010	2009	2008	2010	2009	2008

Current service cost	19	16	27	8	5	8
Interest cost	42	40	42	10	9	9
Actual return on plan assets	(57)	(63)	78	–	–	–
Actuarial loss/(gain)	132	68	(229)	25	27	(45)

Elements of net benefit cost prior to adjustments to recognize the long-term nature of net benefit cost	136	61	(82)	43	41	(28)
Difference between expected and actual return on plan assets	12	25	(122)	–	–	–
Difference between actuarial loss/(gain) recognized and actual actuarial loss/(gain) on accrued benefit obligation	(128)	(67)	239	(24)	(28)	48

	20	19	35	19	13	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 137

The weighted average asset allocations and target allocations by asset category in the pension plans of the Company's joint ventures were as follows:

December 31	Percentage of Plan Assets		Target Allocations

Asset Category	2010	2009	2010

Debt securities	41%	40%	40%
Equity securities	59%	60%	60%

	100%	100%

Debt securities included the Company's debt of $1 million (0.2 per cent of total plan assets) and $1 million (0.1 per cent of total plan assets) at December 31, 2010 and 2009, respectively. Equity securities included TransCanada's common shares of $4 million (0.5 per cent of total plan assets) and $4 million (0.6 per cent of total plan assets) at December 31, 2010 and 2009, respectively.

The assets of the joint ventures' pension plans are managed on a going concern basis subject to legislative restrictions. The plans' investment policies are to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plans' participants.

NOTE 23    CHANGES IN OPERATING WORKING CAPITAL

Year ended December 31 (millions of dollars)	2010	2009	2008

(Increase)/decrease in accounts receivable	(312)	315	(126)
Decrease/(increase) in inventories	70	(19)	82
Increase in other current assets	(87)	(249)	(61)
Increase/(decrease) in accounts payable	92	(153)	131
(Decrease)/increase in accrued interest	(19)	18	102

(Increase)/Decrease in Operating Working Capital	(256)	(88)	128

NOTE 24    COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

Operating Leases

Future annual payments, net of sub-lease receipts, under the Company's operating leases for various premises, services and equipment are approximately as follows:

Year ended December 31 (millions of dollars)	Minimum Lease Payments	Amounts Recoverable under Sub-leases	Net Payments

2011	83	(9)	74
2012	80	(5)	75
2013	79	(4)	75
2014	76	(4)	72
2015	73	(3)	70
2016 and thereafter	419	(1)	418

	810	(26)	784

The operating lease agreements for premises, services and equipment expire at various dates through 2052, with an option to renew certain lease agreements for periods of one year to 10 years. Net rental expense on operating leases in 2010 was $107 million (2009 – $91 million; 2008 – $52 million).

138 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TCPL's commitments under the Alberta PPAs are considered to be operating leases and a portion of these PPAs has been subleased to third parties under similar terms and conditions. Future payments under these PPAs have been excluded from operating leases in the above table, as these payments are dependent upon plant availability among other factors. TCPL's share of power purchased under the PPAs in 2010 was $363 million (2009 – $384 million; 2008 – $398 million). The generating capacities and expiry dates of the PPAs are as follows:

	Megawatts	Expiry Date

Sundance A	560	December 31, 2017
Sundance B	353	December 31, 2020
Sheerness	756	December 31, 2020

TCPL and its affiliates have long-term natural gas transportation and natural gas purchase arrangements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business.

Other Commitments

At December 31, 2010, TCPL was committed to Natural Gas Pipelines capital expenditures totalling approximately $0.2 billion, primarily related to construction costs of the Alberta System and Guadalajara.

At December 31, 2010, the Company was committed to Oil Pipelines capital expenditures totalling approximately $1.2 billion, primarily related to construction costs of the Keystone U.S. Gulf Coast Expansion.

At December 31, 2010, the Company was committed to Energy capital expenditures totalling approximately $0.6 billion, primarily related to its share of the construction costs of Bruce Power and Cartier Wind.

Contingencies

TCPL is subject to laws and regulations governing environmental quality and pollution control. At December 31, 2010, the Company accrued approximately $59 million (2009 – $67 million) related to operating facilities, which represents the estimated amount it expects to expend to remediate the sites. However, additional liabilities may be incurred as assessments occur and remediation efforts continue.

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

Guarantees

TCPL and its joint venture partners on Bruce Power, Cameco Corporation and BPC Generation Infrastructure Trust (BPC), have severally guaranteed one-third of certain contingent financial obligations of Bruce B related to power sales agreements, a lease agreement and contractor services. The guarantees have terms ranging from 2018 to perpetuity. In addition, TCPL and BPC have each severally guaranteed one-half of certain contingent financial obligations related to an agreement with the Ontario Power Authority to refurbish and restart Bruce A power generation units. The guarantees were provided as part of the reorganization of Bruce Power in 2005 and have terms ending in 2018 and 2019. TCPL's share of the potential exposure under these Bruce A and Bruce B guarantees was estimated to be $739 million at December 31, 2010. The fair value of these Bruce Power guarantees is estimated to be $42 million. The Company's exposure under certain of these guarantees is unlimited.

In addition to the guarantees for Bruce Power, the Company and its partners in certain other jointly owned entities have either (i) jointly and severally, (ii) jointly or (iii) severally guaranteed the financial performance of these entities related primarily to redelivery of natural gas, PPA payments and the payment of liabilities. TCPL's share of the potential exposure under these guarantees was estimated at December 31, 2010 to range from $227 million to a maximum of $539 million. The fair value of these guarantees is estimated to be $9 million, which has been included in Deferred Amounts. For certain of these entities, any payments made by TCPL under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 139

NOTE 25    RELATED PARTY TRANSACTIONS

The following amounts are included in Due from TransCanada Corporation:

		2010		2009

(millions of dollars)	Maturity Dates	Outstanding December 31	Interest Rate	Outstanding December 31	Interest Rate

Discount Notes(1)	2011	2,566	1.4%	1,959	0.6%
Credit Facility(2)		(1,203)	3.0%	(1,114)	2.3%

		1,363		845

(1)
Interest on the discount notes is equivalent to current commercial paper rates.

(2)
TCPL's demand revolving credit facility arrangement with TransCanada was increased to $2.0 billion from $1.5 billion (or a U.S. dollar equivalent) in September 2010. This facility bears interest at the Royal Bank of Canada prime rate per annum or the U.S. base rate per annum. This facility may be terminated at any time at TransCanada's option.

The following amounts are included in Due to TransCanada Corporation:

		2010		2009

(millions of dollars)	Maturity Dates	Outstanding December 31	Interest Rate	Outstanding December 31	Interest Rate

Credit Facility(1)	2012	2,703	3.8%	2,069	1.3%

(1)
TransCanada's unsecured credit facility agreement with a subsidiary of TCPL was increased on November 15, 2010 to $3.5 billion from $2.5 billion. The amendment also limited the interest options to only allow interest to be charged at Reuters prime rate plus 75 basis points.

In 2010, Interest Expense included $70 million (2009 – $52 million; 2008 – $76 million) of interest charges and $19 million (2009 – $20 million; 2008 – $55 million) of interest income as a result of inter-corporate borrowing. At December 31, 2010, Accounts Payable included $6 million of interest payable to TransCanada (2009 – $2 million).

The Company made interest payments of $66 million to TransCanada in 2010 (2009 – $52 million; 2008 – $76 million).

140 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SELECTED TEN YEAR CONSOLIDATED FINANCIAL DATA

(millions of dollars except where indicated)	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Income Statement
Revenues	8,064	8,181	8,547	8,731	7,414	6,082	5,497	5,636	5,225	5,285
EBITDA
Pipelines	2,769	3,122	3,315	3,077	2,780	3,001	2,846	2,857	2,815	2,702
Energy	1,117	1,132	1,169	970	880	883	621	458	373	383
Corporate	(99)	(117)	(104)	(102)	(85)	(87)	(59)	(65)	(63)	(82)

	3,787	4,137	4,380	3,945	3,575	3,797	3,408	3,250	3,125	3,003
Depreciation	(1,354)	(1,377)	(1,247)	(1,237)	(1,117)	(1,041)	(972)	(954)	(876)	(811)

EBIT	2,433	2,760	3,133	2,708	2,458	2,756	2,436	2,296	2,249	2,192
Interest expense and other	(812)	(1,005)	(1,100)	(993)	(912)	(916)	(945)	(959)	(963)	(1,004)
Income taxes	(365)	(376)	(591)	(483)	(475)	(610)	(491)	(514)	(517)	(480)

Net income	1,256	1,379	1,442	1,232	1,071	1,230	1,000	823	769	708
Preferred share dividends	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)	(22)

Net income applicable to common shares
Continuing operations	1,234	1,357	1,420	1,210	1,049	1,208	978	801	747	686
Discontinued operations	–	–	–	–	28	–	52	50	–	(67)

	1,234	1,357	1,420	1,210	1,077	1,208	1,030	851	747	619
Cash Flow Statement
Funds generated from operations	3,279	3,044	2,992	2,603	2,374	1,950	1,701	1,822	1,843	1,625
Decrease/(increase) in operating working capital	(256)	(88)	128	63	(503)	79	28	93	92	(487)

Net cash provided by operations	3,023	2,956	3,120	2,666	1,871	2,029	1,729	1,915	1,935	1,138
Capital expenditures and acquisitions	5,036	6,319	6,363	5,874	2,042	2,071	2,046	965	851	1,082
Disposition of assets, net of current income taxes	–	–	28	35	23	671	410	–	–	1,170
Cash dividends paid on common and preferred shares	1,109	998	817	725	639	608	574	532	488	440
Balance Sheet
Assets
Plant, property and equipment
Natural Gas Pipelines	18,230	18,333	19,339	18,122	17,141	16,528	17,306	16,064	16,158	16,562
Oil Pipelines	8,184	5,305	1,361	158	–	–	–	–	–	–
Energy	9,745	9,158	8,435	5,127	4,302	3,483	1,421	1,368	1,340	1,116
Corporate	85	83	54	45	44	27	37	50	64	66
Total assets
Continuing operations	47,949	44,670	40,735	31,737	26,386	24,113	22,414	20,873	20,416	20,255
Discontinued operations	–	–	–	–	–	–	7	11	139	276

Total assets	47,949	44,670	40,735	31,737	26,386	24,113	22,421	20,884	20,555	20,531
Capitalization
Long-term debt	17,028	16,186	15,368	12,377	10,887	9,640	9,749	9,516	8,899	9,444
Junior subordinated notes	985	1,036	1,213	975	–	–	–	–	–	–
Preferred securities	–	–	–	–	536	536	554	598	944	950
Non-controlling interests	768	785	805	610	366	394	311	324	288	286
Preferred shares	389	389	389	389	389	389	389	389	389	389
Common shareholders' equity	15,358	14,483	12,574	9,664	7,618	7,164	6,484	6,044	5,747	5,426

SUPPLEMENTARY INFORMATION 141

Per Common Share Data (dollars)
Net income – Basic
Continuing operations	$1.87	$2.20	$2.59	$2.33	$2.17	$2.50	$2.03	$1.66	$1.56	$1.44
Discontinued operations	–	–	–	–	0.06	–	0.11	0.11	–	(0.14)

	$1.87	$2.20	$2.59	$2.33	$2.23	$2.50	$2.14	$1.77	$1.56	$1.30

Net income – Diluted
Continuing operations	$1.87	$2.20	$2.59	$2.33	$2.17	$2.50	$2.03	$1.66	$1.55	$1.44
Discontinued operations	–	–	–	–	0.06	–	0.11	0.11	–	(0.14)

	$1.87	$2.20	$2.59	$2.33	$2.23	$2.50	$2.14	$1.77	$1.55	$1.30

Per Preferred Share Data (dollars)
Series U Cumulative First Preferred Shares	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80
Series Y Cumulative First Preferred Shares	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80
Financial Ratios
Earnings to fixed charges(1)	1.8	2.1	2.7	2.6	2.6	2.9	2.5	2.3	2.3	2.1
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

142 SUPPLEMENTARY INFORMATION

Contact Information Dennis McConaghy Executive Vice-President Corporate Development Sean McMaster Executive Vice-President Corporate and General Counsel Sarah Raiss Executive Vice-President Corporate Services Don Wishart Executive Vice-President Operations and Major Projects Russ Girling President and Chief Executive Officer Alex Pourbaix President Energy and Oil Pipelines Greg Lohnes President Natural Gas Pipelines Don Marchand Executive Vice-President and Chief Financial Officer TransCanada PipeLines Limited TransCanada Tower 450 1st Street SW Calgary, Alberta T2P 5H1 1.403.920.2000 1.800.661.3805 Visit our website for more information on: • Our Pipelines and Energy businesses • Projects and initiatives • Corporate responsibility • Corporate governance • Investor services www.transcanada.com TransCanada welcomes questions from shareholders and investors. Please contact: David Moneta, Vice-President, Investor Relations and Corporate Communications 1.800.361.6522 (Canada and U.S. Mainland) Please recycle Printed in Canada March 2011 Executive Officers

Our Vision

Dow Jones Sustainability Indexes
Member 2010/11

TransCanada
In business to deliver

Our Vision TransCanada will be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage.

TRANSCANADA PIPELINES LIMITED

RECONCILIATION TO UNITED STATES GAAP

December 31, 2010

TRANSCANADA PIPELINES LIMITED
RECONCILIATION TO UNITED STATES GAAP

The audited consolidated financial statements of TransCanada Pipelines Limited (TCPL or the Company) for the year ended December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which, in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company's consolidated financial statements for the years ended December 31, 2010, 2009, and 2008 are described below and should be read in conjunction with TCPL's audited consolidated annual financial statements prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

Year Ended December 31 (millions of Canadian dollars)	2010	2009	2008
Net Income in Accordance with Canadian GAAP	1,256	1,379	1,442
U.S. GAAP adjustments:
Net income attributable to non-controlling interests(1)	93	74	108
Unrealized loss/(gain) on natural gas inventory held in storage(2)	15	(3)	32
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	(5)	1	(11)
Dilution gain(3)	–	(29)	–
Tax impact of dilution gain	–	11	–
Tax recovery due to a change in tax legislation substantively enacted in Canada(4)	(4)	–	–

Net Income in Accordance with U.S. GAAP	1,355	1,433	1,571
Less: net income attributable to non-controlling interests(1)	(93)	(74)	(108)

Net Income Attributable to TransCanada Pipelines Limited	1,262	1,359	1,463
Less: preferred share dividends	(22)	(22)	(22)

Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP	1,240	1,337	1,441

Other Comprehensive (Loss)/Income in Accordance with Canadian GAAP	(245)	(160)	(99)
U.S. GAAP adjustments:
Other comprehensive income/(loss) attributable to non-controlling interests(1)	6	7	(18)
Change in funded status of postretirement plan liability(5)	(11)	7	(49)
Tax impact of change in funded status of postretirement plan liability	4	(2)	10
Change in funded status of postretirement plan liability of equity investment	(119)	(48)	107

Other Comprehensive Loss in Accordance with U.S. GAAP	(365)	(196)	(49)
Less: other comprehensive income attributable to non-controlling interests(1)	(6)	(7)	18

Other Comprehensive Loss Attributable to TransCanada Pipelines Limited in Accordance with U.S. GAAP	(371)	(203)	(31)

Comprehensive Income Attributable to TransCanada Pipelines Limited in Accordance with U.S. GAAP	869	1,134	1,410

Condensed Balance Sheet in Accordance with U.S. GAAP(6)

December 31 (millions of Canadian dollars)	2010	2009
Current assets(2)	4,071	3,535
Long-term investments(6)	4,775	4,448
Plant, property and equipment(7)	30,987	28,048
Goodwill	3,457	3,644
Regulatory assets(5)	1,699	1,675
Intangibles and other assets(5)(8)	1,512	2,041

	46,501	43,391

Current liabilities(4)(7)	5,314	4,470
Due to TransCanada Corporation	2,703	2,069
Deferred amounts(5)(6)	728	899
Regulatory liabilities	308	381
Deferred income taxes(2)(5)	3,197	2,839
Long-term debt and junior subordinated notes(8)	18,115	17,335

	30,365	27,993

Shareholders' equity:
Common shares	11,636	10,649
Preferred shares	389	389
Non-controlling interests(1)	768	785
Contributed surplus(3)	359	353
Retained earnings(2)(3)(4)	4,227	4,094
Accumulated other comprehensive income(1)(5)	(1,243)	(872)

	16,136	15,398

	46,501	43,391

Reconciliation of Accumulated Other Comprehensive (Loss)/Income

December 31 (millions of Canadian dollars)	2010	2009	2008
Accumulated Other Comprehensive Loss in Accordance with Canadian GAAP	(877)	(632)	(472)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability(5)	(214)	(203)	(210)
Tax impact of change in funded status of postretirement plan liability	55	51	53
Change in funded status of postretirement plan liability of equity investment	(207)	(88)	(40)

Accumulated Other Comprehensive Loss in Accordance with U.S. GAAP	(1,243)	(872)	(669)

(1)
In accordance with U.S. GAAP, Net Income and Other Comprehensive Loss include both the Company's and the Non-Controlling Interests' (NCI) share and NCI is presented in the Equity section of the Balance Sheet. In the Company's consolidated financial statements prepared under Canadian GAAP, Net Income and Other Comprehensive Loss include only the Company's share and NCI is presented outside of the Equity section of the Balance Sheet. There is no U.S. GAAP difference with respect to Accumulated Other Comprehensive (Loss)/Income (AOCI) attributable to NCI. At December 31, 2010, AOCI attributable to NCI of $11 million (2009 - $17 million) is included in NCI.

(2)
In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
Under U.S. GAAP, the dilution gain resulting from TC PipeLines, LP's equity issuance was accounted for as an equity transaction. Under Canadian GAAP, the dilution gain was included in net income.

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
December 31 (millions of Canadian dollars)	2010	2009
Non-current assets	40	3
Deferred amounts	(156)	(155)

	(116)	(152)

Pre-tax amounts recognized in AOCI are as follows:
	2010			2009			2008
December 31 (millions of Canadian dollars)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Net loss	179	24	203	170	21	191	173	22	195
Prior service cost	9	2	11	10	2	12	11	4	15

	188	26	214	180	23	203	184	26	210

Pre-tax amounts recorded in OCI were as follows:
	2010			2009
December 31 (millions of Canadian dollars)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Amortization of net loss from AOCI to OCI	(5)	(1)	(6)	(5)	(1)	(6)
Amortization of prior service (credit)/cost from AOCI to OCI	(2)	–	(2)	(2)	–	(2)
Funded status adjustment	15	4	19	2	(1)	1

	8	3	11	(5)	(2)	(7)

The funded status based on the accumulated benefit obligation for all defined benefit pension plans is as follows:
December 31 (millions of Canadian dollars)	2010	2009
Accumulated benefit obligation	1,463	1,326
Fair value of plan assets	1,636	1,447

Funded status — surplus	173	121

Included in the above accumulated benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.
December 31 (millions of Canadian dollars)	2010	2009
Accumulated benefit obligation	182	176
Fair value of plan assets	178	165

Funded status — (deficit)	(4)	(11)

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year are $5 million and $1 million, respectively. The estimated net loss and prior service cost for the other postretirement plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year is $1 million and $1 million, respectively.

  The rate used to discount pension and other postretirement benefit plan obligations was based on a yield curve from Moody's corporate AA bond yields at December 31, 2010 developed by the Company's third party actuary. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other postretirement obligations were matched to the corresponding rates on the yield curve to derive a weighted average discount rate.

(6)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis of accounting whereby the Company's proportionate share of assets, liabilities, revenues, expenses and cash flows are included in the Company's financial statements. U.S. GAAP does not allow the use of proportionate consolidation and requires that certain of these investments be recorded on an equity basis of accounting. Information on the balances that have been proportionately consolidated is located in Note 8 to the Company's Canadian GAAP 2010 audited consolidated annual financial statements.

  As a consequence of using equity accounting for certain of these joint ventures under U.S. GAAP, the Company is required to reflect an additional liability of $150 million at December 31, 2010 (December 31, 2009 - $261 million) for certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

  U.S. GAAP requires the disclosure of the difference, if any, between the carrying value of the investment and the investor's underlying equity in the net assets of the investee on an ongoing basis, rather than only at the date of purchase as required under Canadian GAAP. At December 31, 2010 the Company has a US$121 million (2009 - US$121 million) difference between the carrying value of Northern Border Pipeline Company (Northern Border) and the underlying equity in the net assets primarily as a result of goodwill recognized from TC PipeLines LP's April 2006 acquisition of an additional 20 per cent general partnership interest in Northern Border.

  The distributed earnings from long-term investments for the year ended December 31, 2010 were $250 million (2009 - $265 million; 2008 - $295 million). The undistributed earnings from long-term investments as at December 31, 2010 were $1,361 million (2009 - $1,174 million, 2008 - $892 million).

(7)
In 2009, the Company purchased the remaining 20 per cent ownership interest in Keystone, increasing its ownership interest to 100 per cent. Under Canadian GAAP the transaction is considered to be an asset purchase; however, under U.S. GAAP it is considered to be a business combination. The purchase price was allocated to Plant, Property and Equipment (US$734 million) and Short-term Debt (US$197 million) using fair values of the net assets at the date of acquisition. There is no Income Statement impact under U.S. GAAP as no gain or loss was created.

(8)
In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

Hedging Instruments and Activities

U.S. standards for disclosures regarding derivatives and hedging are intended to provide additional information about how derivatives and hedging activities affect an entity's financial position, financial performance and cash flows. Many of these disclosures are provided in the Company's consolidated financial statements prepared under Canadian GAAP. Additional required information is provided below.

Derivatives in Cash Flow and Net Investment Hedging Relationships

	Cash Flow Hedges								Net Investment Hedges
	Power		Natural Gas		Foreign Exchange		Interest		Foreign Exchange
Year ended December 31 (unaudited) (millions of Canadian dollars, pre-tax)	2010	2009	2010	2009	2010	2009	2010	2009	2010		2009
Amount of (losses)/gains recognized in OCI on derivatives (effective portion)	(79)	129	(26)	(29)	10	(20)	(137)	4	126		382
Amount of (losses)/gains reclassified from AOCI into income (effective portion)	(7)	(63)	(21)	18	–	–	32	30	–	(1)	–	(1)
Amount of gains/(losses) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	1	(5)	–	–	–	–	–	–	–	(2)	–	(2)
(1)
Location of gain/(loss) is gain/(loss) on sale of subsidiary.

(2)
Location of gain/(loss) is other income/(expense).

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company's credit rating to non-investment grade. Based on contracts in place and market prices at December 31, 2010, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a net liability position was $92 million (2009 - $122 million), for which the Company has provided collateral of $4 million (2009 - $8 million) in the normal course of business. If the credit-risk-related contingent features in these agreements were triggered on December 31, 2010, the Company would have been required to provide additional collateral of $88 million (2009 - $114 million) to its counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds. The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

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

The following table presents plan assets for defined benefit plans and other postretirement benefits measured at fair value, categorized as follows. There were no Level III items in 2010 and 2009.

	Quoted Prices in Active Markets (Level I)		Significant Other Observable Inputs (Level II)		Total		Percentage of Total Portfolio
December 31 (unaudited) (millions of Canadian dollars)	2010	2009	2010	2009	2010	2009	2010	2009
Asset Category
Cash and cash equivalents	19	63	–	–	19	63	1%	4%
Equity Securities:
Canadian	394	367	93	74	487	441	29%	30%
U.S.	225	173	127	92	352	265	21%	18%
International	31	–	210	197	241	197	15%	13%
Fixed Income Securities:
Canadian Bonds:
Federal	–	–	302	276	302	276	18%	19%
Provincial	–	–	127	110	127	110	8%	8%
Municipal	–	–	4	2	4	2	–	–
Corporate	–	–	64	56	64	56	4%	4%
U.S. Bonds:
State	–	–	28	21	28	21	2%	1%
Corporate	–	–	19	21	19	21	1%	1%
Mortgage Backed	–	–	22	22	22	22	1%	2%

	669	603	996	871	1,665	1,474	100%	100%

Income Taxes

Below is the reconciliation of the annual changes in the total unrecognized tax benefit.

December 31 (millions of Canadian dollars)	2010	2009
Unrecognized tax benefits, beginning of year	52	78
Gross increases - tax positions in prior years	7	5
Gross decreases - tax positions in prior years	(1)	(3)
Gross increases - current year positions	8	15
Settlements	(7)	(35)
Lapses of statute of limitations	(1)	(8)

Unrecognized tax benefits, end of year	58	52

TCPL expects the enactment of certain Canadian federal tax legislation in the next twelve months which is expected to result in a favourable income tax adjustment of approximately $16 million. Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TCPL does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

TCPL and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2005. Substantially all material U.S. federal income tax matters have been concluded for years through 2006 and U.S. state and local income tax matters through 2005.

TCPL's continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in net tax expense for the year ended December 31, 2010 is $3 million of interest expense and nil for penalties (2009 - $8 million for interest income and nil for penalties; 2008 - $10 million for interest expense and nil for penalties). At December 31, 2010, the Company had $19 million accrued for interest expense and nil accrued for penalties (December 31, 2009 - $16 million accrued for interest expense and nil accrued for penalties).

Changes in Accounting Policies

In January 2010, the Financial Accounting Standards Board issued new guidance on "Fair Value Measurements and Disclosures" which requires further disclosures with respect to recurring or nonrecurring fair value measurements. The Company adopted the required disclosures for interim and annual periods ending after December 15, 2009. In addition, activity in Level III including purchases, sales, issuances and settlements must be disclosed on a gross basis for interim periods beginning after December 15, 2010. The Company has included these additional disclosures in Note 18 to the Company's Canadian GAAP 2010 audited consolidated annual financials statements.

Independent Auditors' Report of Registered Public Accounting Firm

To the Shareholders of TransCanada PipeLines Limited

We have audited the accompanying consolidated financial statements of TransCanada PipeLines Limited and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TransCanada PipeLines Limited and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matters

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The related supplementary note attached as document 13.4 entitled "Reconciliation to United States GAAP" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary note has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TransCanada PipeLines Limited's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2011 expressed an unmodified opinion on the effectiveness of TransCanada PipeLines Limited's internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
February 14, 2011

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

Based on this evaluation, management concluded that internal control over financial reporting is effective as at December 31, 2010, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

In 2010, there was no change in TCPL's internal control over financial reporting that materially affected or is reasonably likely to materially affect TCPL's internal control over financial reporting.

KPMG LLP, the independent auditors appointed by the shareholder of TCPL, who have audited the consolidated financial statements of TCPL, have also audited the effectiveness of TCPL's internal control over financial reporting as of December 31, 2010 and have issued the report entitled "Report of Independent Registered Public Accounting Firm".

February 14, 2011

/s/ RUSSELL K. GIRLING Russell K. Girling President and Chief Executive Officer	/s/ DONALD R. MARCHAND Donald R. Marchand Executive Vice-President and and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TransCanada PipeLines Limited

We have audited TransCanada PipeLines Limited's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). TransCanada PipeLines Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on TransCanada PipeLines Limited's internal control over financial reporting based on our audit.

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

In our opinion, TransCanada PipeLines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TransCanada PipeLines Limited and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, accumulated other comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 14, 2011 expressed an unmodified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
February 14, 2011

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