Form 40-F/A
period 2010-12-31
TRANSCANADA PIPELINES LTD
filed 2011-03-04
CIK 99070

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

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☐ Audited annual financial statements

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

        The documents (or portions thereof) forming part of this Form 40-F/A are incorporated by reference into the following registration statement under the Securities Act of 1933, as amended:

Form	Registration No.
F-9	333-163641

 EXPLANATORY NOTE

        TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2010 which was filed with the Securities and Exchange Commission on February 18, 2010, to correct the amount of the annual bonus awarded to the President and Chief Executive Officer in 2011 and to provide an enhanced explanation for that award, disclosed in Schedule "F" — Compensation, Discussion and Analysis in TCPL's Amended Annual Information Form.

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

TRANSCANADA PIPELINES LIMITED
By:	/s/ DONALD J. DEGRANDIS Donald J. Degrandis Vice-President and Corporate Secretary
Date: March 3, 2011

DOCUMENTS FILED AS PART OF THIS REPORT

13.1	TCPL's Amended Annual Information Form for the year ended December 31, 2010.

EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TRANSCANADA PIPELINES LIMITED

AMENDED

ANNUAL INFORMATION FORM

February 14, 2011

TRANSCANADA PIPELINES LIMITED      1

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	2
FORWARD LOOKING INFORMATION	2
TRANSCANADA PIPELINES LIMITED	3
Corporate Structure	3
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Developments in the Natural Gas Pipelines Business	5
Developments in the Oil Pipelines Business	7
Developments in the Energy Business	8
BUSINESS OF TCPL	9
Natural Gas Pipelines Business	10
Oil Pipelines Business	12
Regulation of the Natural Gas and Oil Pipelines Businesses	13
Energy Business	13
GENERAL	15
Employees	15
Social and Environmental Policies	16
Environmental Protection	16
RISK FACTORS	17
Environmental Risk Factors	17
Other Risk Factors	20
DIVIDENDS	20
DESCRIPTION OF CAPITAL STRUCTURE	20
Share Capital	20
Debt	21
CREDIT RATINGS	21
DBRS Limited (DBRS)	22
Moody’s Investors Service, Inc. (Moody’s)	22
Standard & Poor’s (S&P)	22
MARKET FOR SECURITIES	22
Common Shares	23
Series 1 Preferred Shares	23
Series 3 Preferred Shares	23
Series 5 Preferred Shares	24
Series U Preferred Shares and Series Y Preferred Shares	24
DIRECTORS AND OFFICERS	24
Directors	24
Board Committees	26
Officers	26
Conflicts of Interest	27
CORPORATE GOVERNANCE	28
AUDIT COMMITTEE	28
Relevant Education and Experience of Members	28
Pre-Approval Policies and Procedures	29
External Auditor Service Fees	29
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	30
SECURITIES OWNED BY DIRECTORS	30
COMPENSATION OF DIRECTORS	30
DIRECTOR COMPENSATION TABLE	31
RETAINERS AND FEES PAID TO DIRECTORS	31
2010 Retainers and Fees	32
Minimum Share Ownership Guidelines	32
Share Unit Plan for Non-Employee Directors	33
COMPENSATION DISCUSSION AND ANALYSIS	33
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	33
TRANSFER AGENT AND REGISTRAR	33
INTEREST OF EXPERTS	33
ADDITIONAL INFORMATION	33
GLOSSARY	34
SCHEDULE “A” - METRIC CONVERSION TABLE	A-1
SCHEDULE “B” - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	B-1
SCHEDULE “C” - CHARTER OF THE AUDIT COMMITTEE	C-1
SCHEDULE “D” - DESCRIPTION OF BOARD COMMITTEES AND THEIR CHARTERS	D-1
SCHEDULE “E”- CHARTER OF THE BOARD OF DIRECTORS	E-1
SCHEDULE “F” - COMPENSATION DISCUSSION AND ANALYSIS	F-1

TRANSCANADA PIPELINES LIMITED      2

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

TRANSCANADA PIPELINES LIMITED	F-20

Russell (Russ) K. Girling
President & Chief Executive Officer

Key Performance Accomplishments in 2010
	•	Seamless transition to the CEO role – continued to build stakeholder confidence in TransCanada.
	•	Target achievement of overall corporate performance (see “Overall Corporate Performance”).
	•	Extensive interactions with governments to advance key initiatives, including the Keystone U.S. Gulf Coast Expansion and the Alaska pipeline project.
	•	Worked with pipeline customers at senior levels to develop long-term strategy for Canadian Mainline and attract northeast B.C. gas supply to TransCanada systems.
	•	Reinforced TransCanada’s values, culture of discipline and strong leadership throughout the organization.

	COMPENSATION	2011	2010*	2009
		($)	($)	($)
FIXED
	Annual Base Salary(1)	1,100,000	1,000,000	800,000

VARIABLE
	Annual Bonus(2)	1,100,000(3)	900,000	950,000
	Performance Share Units(4)	2,700,000(6)	2,100,000	1,520,000
	Stock Options(5)	900,000(6)	1,254,000	959,000

	TOTAL DIRECT COMPENSATION	5,800,000	5,254,000	4,229,000
	Change from previous year	+10%	+24%	-

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
(3)

The Board viewed 2010 as a transition year for Mr. Girling considering his mid-year appointment as CEO. The Board determined that his total short term incentive award would reflect his excellent progression and performance in this new role in the context of the overall corporate performance as well as relevant market data and that the CAF would not apply. The Board was very pleased with the transition and Mr. Girling’s performance in his new role.

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

TRANSCANADA PIPELINES LIMITED    F-28

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation received by the Executive Officers during or for the 2010, 2009, and 2008 financial years:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(6) ($)	Share- based Awards(7) ($)	Option- based Awards(8) ($)	Annual Incentive Plans(9) ($)	Long-term Incentive Plans(10) ($)	Pension Value(11) ($)	All Other Compensation(12) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
R.K. Girling President & Chief Executive Officer(1)	2010	900,006	2,100,000	1,254,000	1,100,000	59,650	1,451,000	76,693	6,941,349
	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	7,250	5,111,756
	2008	682,506	1,500,000	500,000	950,000	396,000	352,000	6,796	4,387,302
D.R. Marchand Executive Vice-President & Chief Financial Officer(2)	2010	320,004	248,000	320,400	299,250	30,560	639,000	3,075	1,860,289
	2009	270,000	242,400	57,600	270,000	101,910	0	8,412	950,322
	2008	265,002	240,000	60,000	270,000	113,760	92,000	10,334	1,051,096
A.J. Pourbaix President, Energy & Oil Pipelines(3)	2010	700,008	1,500,000	649,600	798,000	81,200	62,000	60,000	3,850,808
	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866
	2008	682,506	1,500,000	500,000	900,000	255,600	343,000	66,796	4,247,902
G.A. Lohnes President, Natural Gas Pipelines(4)	2010	465,006	615,000	354,600	570,000	40,125	414,000	4,563	2,463,294
	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258
	2008	415,008	547,500	182,500	550,000	79,200	349,000	110,682	2,233,890
D.M. Wishart Executive Vice-President, Operations & Major Projects	2010	587,502	1,087,500	362,500	641,250	43,750	280,000	26,875	3,029,377
	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758
	2008	537,507	900,000	300,000	600,000	180,000	277,000	26,354	2,820,861
H.N. Kvisle (Retired) President & Chief Executive Officer(5)	2010	833,336	3,000,000	1,000,000	1,116,073	196,875	(58,000)	8,333	6,096,617
	2009	1,250,004	3,040,000	960,000	1,650,000	628,875	157,000	12,500	7,698,379
	2008	1,237,503	3,000,000	1,000,000	1,850,000	702,000	753,000	12,354	8,554,857

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

Name	Option-based Awards –Value Vested During the Year(1) ($)	Share-based Awards –Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
(a)	(b)	(c)	(d)
R.K. Girling	308,664	1,104,633	1,159,650
D.R. Marchand	11,840	176,741	329,810
A.J. Pourbaix	98,666	1,104,633	879,200
G.A. Lohnes	44,400	403,191	610,125
D.M. Wishart	69,066	662,780	685,000
H.N. Kvisle	1,559,700	4,209,267(4)	1,312,948

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

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES