Form 40-F/A
period 2011-12-31
TRANSCANADA PIPELINES LTD
filed 2012-02-27
CIK 99070

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

 EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL" or "TransCanada") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2011 which was filed with the Securities and Exchange Commission on February 17, 2012, to include TCPL's Annual Information Form for the year ended December 31, 2011.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

TRANSCANADA PIPELINES LIMITED
Per:	/s/ DONALD R. MARCHAND Donald R. Marchand Executive Vice-President and Chief Financial Officer Date: February 27, 2012

DOCUMENTS FILED AS PART OF THIS REPORT

*13.1	Management's Discussion and Analysis (included on pages 2 through 90 of the TCPL 2011 Management's Discussion and Analysis and Audited Consolidated Financial Statements).
*13.2

2011 Audited Consolidated Financial Statements (included on pages 91 through 149 of the TCPL 2011 Management's Discussion and Analysis and Audited Consolidated Financial Statements), including the auditors' report thereon.

*13.3	Independent Auditors' Report of Registered Public Accounting Firm on the 2011 Audited Consolidated Financial Statements.
*13.4	Report of Independent Registered Public Accounting Firm on the effectiveness of TCPL's Internal Control Over Financial Reporting, as of December 31, 2011.
13.5	TCPL's Annual Information Form for the year ended December 31, 2011.

*
previously filed.

EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TransCanada PipeLines Limited

2011 Annual information form
 February 17, 2012

 Table of Contents

Table of Contents	1
Presentation of information	3
Forward looking information	3
TransCanada PipeLines Limited	4
Corporate structure	4
Intercorporate relationships	5
General development of the business	6
Developments in the Natural Gas Pipelines business	7
Developments in the Oil Pipelines business	9
Developments in the Energy business	10
Business of TCPL	11
Natural Gas Pipelines business	11
Oil Pipelines business	14
Regulation of the Natural Gas and Oil Pipelines businesses	14
Energy business	15
General	17
Employees	17
Social and environmental policies	17
Environmental protection	18
Risk factors	19
Environmental risk factors	19
Other risk factors	21
Dividends	21
Description of capital structure	22
Share capital	22
Debt	23
Credit ratings	23
DBRS Limited (DBRS)	24
Moody's Investors Service, Inc. (Moody's)	24
Standard & Poor's (S&P)	24
Market for securities	25
Common shares	25
Series 1 preferred shares	25
Series 3 preferred shares	26
Series 5 preferred shares	26
Series U Preferred Shares and Series Y Preferred Shares	26
Directors and officers	27
Directors	27
Board committees	29
Officers	29
Conflicts of interest	31
Corporate governance	32
Audit committee	32
Relevant education and experience of members	32
Pre-approval policies and procedures	33
External auditor service fees	34
Loans to directors and executive officers	34
Securities owned by directors	34
Compensation of directors	34
Executive compensation discussion and analysis	34
Legal proceedings and regulatory actions	35
Transfer agent and registrar	35
Interest of experts	35
Additional information	35

2011 Annual information form    1

Glossary	36
Schedule A	39
Metric conversion table	39
Schedule B	40
Corporate governance	40
Schedule C	55
Charter of the Audit Committee	55
Schedule D	62
Loans to directors and executive officers	62
Securities owned by directors	62
Compensation of directors	63
Schedule E	67
Compensation governance	67
Schedule F	73
Executive compensation, discussion and analysis (CD&A)	73
Schedule G	120
Charter of the Board of Directors	120

2    TransCanada PipeLines Limited

Presentation of information

Unless the context indicates otherwise, a reference in this Annual Information Form ("AIF") to "TCPL" or the "Company", "we", "us" and "our" includes TCPL's parent, TransCanada Corporation ("TransCanada") and the subsidiaries of TCPL through which its various business operations are conducted and a reference to "TransCanada" includes TransCanada Corporation and the subsidiaries of TransCanada Corporation, including TCPL. Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement with TransCanada, which is described below under the heading TransCanada PipeLines Limited – Corporate Structure, these actions were taken by TCPL or its subsidiaries. The term "subsidiary", when referred to in this AIF, with reference to TCPL means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2011 ("Year End"). Amounts are expressed in Canadian dollars unless otherwise indicated. Information in relation to metric conversion can be found at Schedule A to this AIF. Terms defined throughout this AIF are listed in the Glossary found at the end of this AIF.

Financial information is presented in accordance with Canadian generally accepted accounting principles.

Certain portions of TCPL's Management's Discussion and Analysis dated February 13, 2012 ("MD&A") are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR (www.sedar.com) under TCPL's profile.

Effective January 1, 2012, TCPL adopted U.S. generally accepted accounting principles ("U.S. GAAP") for reporting purposes. For more information regarding TCPL adoption of U.S. GAAP, refer to the MD&A under the headings Accounting Changes – Future Accounting Changes.

Forward looking information

This AIF, including the MD&A disclosure incorporated by reference herein, contains certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TCPL holders and potential investors with information regarding TCPL and its subsidiaries, including management's assessment of TCPL's and its subsidiaries' future plans and financial outlook. Forward-looking statements in this document may include, but are not limited to, statements regarding:

  •
  anticipated business prospects
  •
  financial performance of TCPL and its subsidiaries and affiliates
  •
  expectations or projections about strategies and goals for growth and expansion
  •
  expected cash flows
  •
  expected costs
  •
  expected costs for projects under construction
  •
  expected schedules for planned projects (including anticipated construction and completion dates)
  •
  expected regulatory processes and outcomes
  •
  expected outcomes with respect to legal proceedings, including arbitration
  •
  expected capital expenditures
  •
  expected operating and financial results, and
  •
  expected impact of future commitments and contingent liabilities.

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

2011 Annual information form    3

Key assumptions on which TCPL's forward-looking statements are based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices
  •
  timing of debt issuances and hedging
  •
  regulatory decisions and outcomes
  •
  arbitration decisions and outcomes
  •
  foreign exchange rates
  •
  interest rates
  •
  tax rates
  •
  planned and unplanned outages and utilization of the Company's pipeline and energy assets
  •
  asset reliability and integrity
  •
  access to capital markets
  •
  anticipated construction costs, schedules and completion dates, and
  •
  acquisitions and divestitures.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits
  •
  the operating performance of the Company's pipeline and energy assets
  •
  the availability and price of energy commodities
  •
  amount of capacity payments and revenues from the Company's energy business
  •
  regulatory decisions and outcomes
  •
  outcomes with respect to legal proceedings, including arbitration
  •
  counterparty performance
  •
  changes in environmental and other laws and regulations
  •
  competitive factors in the pipeline and energy sectors
  •
  construction and completion of capital projects
  •
  labour, equipment and material costs
  •
  access to capital markets
  •
  interest and currency exchange rates
  •
  weather
  •
  technological developments, and
  •
  economic conditions in North America.

Additional information on these and other factors is available in the reports filed by TCPL with Canadian securities regulators and with the U.S. Securities and Exchange Commission ("SEC").

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this AIF, or the MD&A disclosure incorporated by reference herein, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TCPL undertakes no obligation to publicly update or revise any forward-looking information in this AIF or the MD&A disclosure incorporated by reference herein whether as a result of new information, future events or otherwise, except as required by law.

TransCanada PipeLines Limited

Corporate structure

TCPL's head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

4    TransCanada PipeLines Limited

TCPL is a Canadian public company. Significant dates and events are set forth below.

Date	Event

March 21, 1951	Incorporated by Special Act of Parliament as Trans-Canada Pipe Lines Limited.

April 19, 1972	Continued under the Canada Corporations Act by Letters Patent, which included the alteration of its capital and change of name to TransCanada PipeLines Limited.

June 1, 1979	Continued under the Canada Business Corporations Act ("CBCA").

July 2, 1998	Certificate of Arrangement issued in connection with the Plan of Arrangement with NOVA Corporation under which the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company.

January 1, 1999	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, Alberta Natural Gas Company Ltd.

January 1, 2000	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, NOVA Gas International Ltd.

May 4, 2001	Restated TransCanada PipeLines Limited Articles of Incorporation filed.

June 20, 2002	Restated TransCanada PipeLines Limited By-Laws filed.

May 15, 2003	Certificate of Arrangement issued in connection with the plan of arrangement with TransCanada. TransCanada was incorporated pursuant to the provisions of the CBCA on February 25, 2003. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their common shares of TCPL for one common share of TransCanada. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to carry on business as the principal operating subsidiary of the TransCanada group of entities.

Intercorporate relationships

The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TCPL's principal subsidiaries as at Year End. Each of the subsidiaries shown has total assets that exceeded 10 per cent of the total consolidated assets of TransCanada or revenues that exceeded 10 per cent of the total consolidated revenues of TransCanada as at Year End. TransCanada beneficially owns, controls or directs, directly or indirectly, 100 per cent of the voting shares in each of these subsidiaries, with the exception of TransCanada Keystone Pipeline, LP in which TransCanada indirectly holds 100 per cent of the partnership interests.

2011 Annual information form    5

The above diagram does not include all of the subsidiaries of TCPL. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets or total consolidated revenues of TransCanada as at Year End.

General development of the business

Our reportable business segments are "Natural Gas Pipelines", "Oil Pipelines" and "Energy". Natural Gas Pipelines and Oil Pipelines are principally comprised of the Company's respective natural gas and oil pipelines in Canada, the U.S. and Mexico and our regulated natural gas storage operations in the U.S. Energy includes the Company's power operations and the non-regulated natural gas storage business in Canada. Further information regarding our Natural Gas Pipelines, Oil Pipelines and Energy businesses is available in this AIF under the heading Business of TCPL.

Summarized below are significant developments that have occurred in TCPL's Natural Gas Pipelines, Oil Pipelines and Energy businesses, respectively, and the significant acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years.

6    TransCanada PipeLines Limited

Developments in the Natural Gas Pipelines business

Date	Description of development

Canadian Mainline

December 2009	The National Energy Board ("NEB") approved TCPL's application for 2010 final tolls for the Canadian Mainline, effective January 1, 2010. The 2010 calculated return on equity was 8.52 per cent. Reduced throughput and greater use of shorter distance transportation contracts resulted in an increase in tolls for 2010 compared to 2009.

December 2010	TCPL filed an application with the NEB for approval of the interim 2011 tolls for the Canadian Mainline which contained certain changes to the tolling mechanism to reduce long haul tolls. The NEB decided not to approve the tolls as requested in the interim tolls application and set the then current 2010 tolls as interim commencing January 1, 2011.

January - February 2011	TCPL received approval for revised interim tolls, effective March 1, 2011 which increased interim tolls to more closely align with tolls calculated in accordance with the 2007-2011 settlement with stakeholders and will more closely reflect the Canadian Mainline's costs and throughput for 2011.

September - October 2011	TCPL filed with the NEB a 2012 Tolls Application and Restructuring Proposal (the "Restructuring Proposal") designed to enhance the long-term economic viability of the Canadian Mainline. The application also seeks approval of tolls for 2012-2013, including an after tax weighted average cost of capital return of 7.0 percent assuming the Restructuring Proposal is approved. The Restructuring Proposal includes toll design and service and pricing modifications, a depreciation proposal, and geographic extension of the Alberta System service by NOVA Gas Transmission Ltd. ("NGTL") acquiring capacity on the Canadian Mainline and Foothills systems. The application has been set down for hearing (proceeding RH-003-2011) in the second to fourth quarters of 2012, and a decision is expected in late 2012 or early 2013.

November 2011	TCPL refiled a supplemental application with the NEB to construct $130 million of new pipeline infrastructure on the Canadian Mainline, to receive Marcellus shale natural gas from the U.S. at the Niagara Falls receipt point for further transportation to Eastern markets. Subject to regulatory approval, deliveries from Niagara Falls are expected to begin at a rate of 230 million cubic feet per day ("MMcf/d") in November 2012 and then increase to 350 MMcf/d by November 2013.

November - December 2011	TCPL filed for and received approval to implement interim 2012 tolls on the Canadian Mainline effective January 1, 2012, at the same level as the currently approved 2011 final tolls. The NEB approved TCPL's application for 2011 final tolls for the Canadian Mainline at the level of the tolls that were being charged on an interim basis. Final 2011 tolls were calculated in accordance with previously approved toll methodologies and were based on the principles contained in the 2007-2011 settlement with stakeholders, with adjustments to reduce toll impacts. Certain aspects of the 2011 revenue requirement were rolled into the RH-003-2011 proceeding referred to above.

Alberta System

February 2009	The NEB approved TCPL's June 2008 application for federal regulation of the Alberta System effective April 29, 2009.

February 2009	TCPL announced the successful completion of a binding open season, securing support for firm transportation contracts of 378 MMcf/d for the Horn River pipeline.

February 2010	TCPL filed an application with the NEB for approval to construct and operate the Horn River pipeline.

March 2010	The North Central Corridor expansion of the Alberta System was completed.

March 2010	The NEB approved TCPL's application after a public hearing to construct and operate the Groundbirch pipeline project.

June 2010	TCPL reached a three year settlement agreement with the Alberta System shippers and other interested parties and filed a 2010-2012 Revenue Requirement Settlement Application with the NEB.

August 2010	The NEB approved TCPL 's November 2009 application for the Alberta System's Rate Design Settlement and the commercial integration of the ATCO Pipelines system with the Alberta System.

September 2010	The NEB approved the Alberta System's 2010-2012 Revenue Requirement Settlement Application.

October 2010	The NEB approved final 2010 rates for the Alberta System, which reflect the Alberta System 2010-2012 Revenue Requirement Settlement and Rate Design Settlement.

December 2010	The NEB approved the interim 2011 tolls for the Alberta System reflecting the 2010-2012 Revenue Requirement Settlement and continuing to transition to the toll methodology approved in the Rate Design Settlement.

December 2010	Groundbirch pipeline was completed and began transporting natural gas from the Montney shale gas formation into the Alberta System.

January 2011	TCPL received approval from the NEB to construct the Horn River pipeline.

2011 Annual information form    7

Date	Description of development

March 2011	TCPL commenced construction of the $275 million Horn River project, with a targeted completion date of second quarter 2012. In addition, the Company executed an agreement to extend the Horn River pipeline by approximately 100 kilometer ("km") (62 miles) at an estimated cost of $230 million. An application requesting approval to construct and operate this extension was filed with the NEB in October 2011. The total contracted volumes for Horn River, including the extension, are expected to be approximately 900 MMcf/d by 2020.

August 2011	The NEB approved construction of a 24 km (15 miles) extension of the Groundbirch pipeline and construction commenced in August, with an expected in service date of April 2012.

October 2011	Commercial integration of the NGTL and ATCO Pipelines systems commenced. Under an agreement, the facilities of NGTL and ATCO Pipelines are commercially operated as a single transmission system and transportation service is provided to customers by NGTL pursuant to NGTL's tariff and suite of rates and services. The agreement further identifies distinct geographic areas within Alberta for the construction of new facilities by each of NGTL and ATCO Pipelines.

October 2011	The NEB approved the construction of natural gas pipeline projects for the Alberta System with a capital cost of approximately $910 million. Further pipeline projects with a total capital cost of approximately $810 million are awaiting NEB decision.

November - December 2011	The regulatory decisions by which commercial integration of the NGTL and ATCO Pipelines systems were authorized are the subject of appeals to the Federal Court of Appeal. The timing of the hearing of the appeals is uncertain, but TCPL expects it to be before the end of 2012.

December 2011	TCPL filed for interim 2012 tolls on the Alberta System to be effective January 1, 2012. These tolls have been approved on an interim basis pending the outcome of the NEB's decision on the application filed for the Restructuring Proposal.

Mackenzie Gas Project

December 2009	A Joint Review Panel of the Canadian government released a report on environmental and socio-economic factors in relation to the Mackenzie Gas Project. The report was submitted to the NEB as part of the review process for approval of the project.

December 2010	The NEB approved the proponents' application to construct the Mackenzie Gas Project subject to numerous conditions.

March 2011	The NEB issued a Certificate of Public Convenience and Necessity for the Mackenzie Gas Project.

Alaska Pipeline Project

June 2009	TCPL reached an agreement with ExxonMobil Corporation to jointly advance the Alaska Pipeline Project. A joint project team is developing the engineering, environmental, aboriginal relations and commercial work.

April 2010	The Alaska Pipeline open season commenced.

Third Quarter 2010	Interested shippers on the proposed Alaska Pipeline Project submitted conditional commercial bids in the open season that closed in July 2010. The Alaska Pipeline Project team continued to work with shippers to resolve conditional bids received as part of the project's open season in working toward a U.S. Federal Energy Regulatory Commission ("FERC") application deadline of October 2012 for the Alberta option that would extend from Prudhoe Bay to points near Fairbanks and Delta Junction, and then to the Alaska/Canada border where the pipeline would connect with a new pipeline in Canada.

January 2012	TCPL commenced initial discussions with Alaska North Slope producers regarding an alternative pipeline route, the liquefied natural gas option, that would extend from Prudhoe Bay to liquefied natural gas facilities, to be built by third parties, located in south-central Alaska.

Bison

December 2010	Construction of Bison pipeline, a 487 km (303 miles) pipeline, was completed.

January 2011	Bison pipeline was placed into commercial service.

May 2011	TCPL closed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC and Bison Pipeline LLC to TC PipeLines, LP for a total transaction value of $605 million, which included U.S. $81 million or 25 percent of Gas Transmission Northwest LLC's debt outstanding.

GTN

May 2011	TCPL closed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC and Bison Pipeline LLC to TC PipeLines, LP for a total transaction value of $605 million, which included U.S. $81 million or 25 percent of Gas Transmission Northwest LLC's debt outstanding.

November 2011	The FERC approved a settlement agreement between GTN and its shippers for new transportation rates to be effective January 2012 through December 2015. This settlement also requires GTN to file for new rates that are to be effective January 2016.

Great Lakes

November 2009	The FERC initiated an investigation to determine whether rates on Great Lakes were just and reasonable. In response, Great Lakes Gas Transmission Limited Partnership filed a cost and revenue study with the FERC in February 2010.

July 2010	The FERC approved, without modification, the settlement stipulation agreement reached among Great Lakes Gas Transmission Limited Partnership, active participants and the FERC trial staff. As approved, the stipulation and agreement applies to all current and future shippers on Great Lakes.

8    TransCanada PipeLines Limited

Date	Description of development

North Baja
July 2009	TCPL completed the sale of North Baja Pipeline, LLC to TC PipeLines, LP.

Guadalajara

May 2009	TCPL announced that it was the successful bidder on a contract to build, own and operate the Guadalajara pipeline.

June 2011	The Guadalajara pipeline was completed. TCPL and the Comisión Federal de Electricidad, Mexico's federal government owned electrical company have agreed to add a US$60 million compressor station to the pipeline that is expected to be operational early in 2013.

Further information about developments in the Natural Gas Pipelines business can be found in the MD&A under the headings TransCanada's Strategy, Natural Gas Pipelines – Highlights, Natural Gas Pipelines – Financial Analysis and Natural Gas Pipelines – Opportunities and Developments.

Developments in the Oil Pipelines business

Date	Description of development

Keystone

August 2009	TCPL became sole owner of the Keystone project through the purchase of ConocoPhillips' remaining interest for US$553 million and the assumption of US$197 million of short-term debt.

March 2010	The NEB approved TCPL's application to construct and operate the Canadian portion of the Keystone U.S. Gulf Coast expansion ("Keystone XL").

April 2010	The U.S. Department of State issued a Draft Environmental Impact Statement for Keystone XL.

June 2010	Keystone commenced operating at a reduced maximum operating pressure as the first section of Keystone began delivering oil from Hardisty, Alberta to Wood River and Patoka in Illinois ("Wood River/Patoka").

November 2010	The open seasons for the Bakken Marketlink and Cushing Marketlink projects, which commenced in September 2010, closed successfully.

December 2010	The reduced maximum operating pressure restriction on the Canadian conversion section of the Wood River/Patoka section of Keystone was removed by the NEB following the completion of in-line inspections.

Fourth Quarter 2010	Construction of the second section of Keystone extending the pipeline from Steele City, Nebraska to Cushing, Oklahoma (the "Cushing Extension") was completed, and line fill commenced in late 2010.

January 2011	Required operational modifications were completed on the Canadian conversion section of Keystone. As a result, the system was capable of operating at the approved design pressure.

February 2011	The commercial in service of the Cushing Extension commenced, and the Company also commenced recording earnings for the Wood River/Patoka section.

May 2011	Revised tolls came into effect for the Wood River/Patoka section.

Second Quarter 2011	The U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration issued a corrective action order on Keystone as a result of two above-ground incidents at pump stations in North Dakota and Kansas. TCPL filed a re-start plan with the U.S. Pipeline and Hazardous Material Safety Administration which was approved in June 2011.

August 2011	TCPL received a Final Environmental Impact Statement regarding the Keystone XL U.S. Presidential Permit application.

November 2011	The U.S Department of State announced that further analysis of route options for Keystone XL would need to be investigated, with a specific focus on the Sandhills area of Nebraska. The review could be completed as early as the first quarter of 2013.

December 2011	TCPL announced that it received additional binding commitments in support of Keystone XL following the conclusion of the Keystone Houston Lateral open season, which commenced in August 2011.

January 2012	The U.S. Department of State denied TCPL's application requesting a Presidential Permit to construct Keystone XL. The Company plans to submit a revised Presidential Permit application for Keystone XL.

Further information about developments in the Oil Pipelines business can be found in the MD&A under the headings TCPL's Strategy, Oil Pipelines – Highlights, Oil Pipelines – Financial Analysis and Oil Pipelines – Opportunities and Developments.

2011 Annual information form    9

Developments in the Energy business

Date	Description of development

Ravenswood

May 2009	Ravenswood's 981 MW Unit 30 returned to service. Subsequent to closing the acquisition of Ravenswood in August 2008, TCPL experienced a forced outage event related to the unit. TCPL has filed claims against the insurers to enforce its rights under the insurance policies and litigation proceedings are ongoing.

Third and Fourth Quarters 2011	Since July 2011, spot prices for capacity sales in the New York Zone J market have been negatively impacted by the manner in which the New York Independent System Operator ("NYISO") has applied pricing rules for a new power plant that recently began service in this market. TCPL believes that this application of pricing rules by the NYISO is in direct contravention of a series of the FERC orders which direct how new entrant capacity is to be treated for the purpose of determining capacity prices. TCPL and other parties have filed formal complaints with the FERC that are currently pending. The outcome of the complaints and longer-term impact that this development may have on Ravenswood is unknown. During third quarter 2011, the demand curve reset process was completed following the FERC's acceptance of the NYISO's September 22, 2011 compliance filing. This resulted in increased demand curve rates that apply going forward to 2014. Until the above noted NYISO actions relative to new unit pricing are resolved, capacity prices are expected to remain volatile

Bécancour

June 2011	Hydro-Québec Distribution ("Hydro-Québec") notified TCPL it would exercise its option to extend the agreement to suspend all electricity generation from Bécancour throughout 2012. Under the original agreement, Hydro-Québec has the option, to extend the suspension on an annual basis until such time as regional electricity demand levels recover. TCPL continues to receive capacity payments under the agreement similar to those that would have been received under the normal course of operation.

Bruce Power

November 2011	Bruce Power commenced the approximately six month West Shift Plus outage as part of the life extension strategy for Unit 3. Subject to regulatory approval, Unit 3 is expected to return to service in second quarter 2012.

February 2011	The Bruce Power Refurbishment Implementation Agreement (the "BPRIA") was amended to extend the suspension date for Bruce A contingent support payments from December 31, 2011 to June 1, 2012. Contingent support payments received from the OPA by Bruce A are equal to the difference between the fixed prices under the BPRIA and spot market prices. As a result of the amendment, all output from Bruce A will be subject to spot prices effective June 1, 2012 until the restart of both Units 1 and 2 is complete. Bruce Power and the OPA had amended certain terms and conditions of the BPRIA in July 2009, which included: amendments to the Bruce B floor price mechanism, the removal of a support payment cap for Bruce A, an amendment to the capital cost-sharing mechanism, and addition of a provision for deemed generation payments to Bruce Power at the contracted prices under circumstances where generation from Bruce A and Bruce B is reduced due to system curtailments on the Independent Electricity System Operator controlled grid in Ontario. Under the original BPRIA, which was signed in 2005, Bruce A committed to refurbish and restart the currently idle Units 1 and 2, extend the operating life of Unit 3 and replace the steam generators on Unit 4. Fuelling of both Unit 2 and Unit 1 has now been completed and the final phases of commissioning for Unit 2 are underway. Subject to regulatory approval, Bruce Power expects to commence commercial operations of Unit 2 in first quarter 2012 and commercial operations of Unit 1 in third quarter 2012.

Portlands Energy

April 2009	The 550 megawatt ("MW") Portlands Energy power plant was fully commissioned.

Oakville Generating Station

September 2009	The OPA advised TCPL that it was awarded a 20 year Clean Energy Supply contract to build, own and operate a 900 MW generating station in Oakville, Ontario.

October 2010	The Government of Ontario announced that it would not proceed with the Oakville generating station.

August 2011	TCPL, the Government of Ontario and the OPA reached a formal agreement to use arbitration to settle a dispute resulting from termination of the 20 year Clean Energy Supply contract with the OPA referred to above.

Cartier Wind

Third Quarter 2009	Construction activity began on the Cartier Wind's 212 MW Gros-Morne and 58 MW Montagne-Sèche wind farms.

November 2011	The Montagne-Sèche project and phase one of the Gros-Morne wind farm were completed.

Coolidge

August 2009	TCPL began construction of the 575 MW Coolidge power generating station.

May 2011	Coolidge power generating station was completed and placed in service.

10    TransCanada PipeLines Limited

Date	Description of development

Kibby Wind

October 2009	The 22 turbine, 66 MW first phase of Kibby Wind was completed and placed in service.

October 2010	The 22 turbine, 66 MW second phase of Kibby Wind was completed and placed in service.

Sundance

February 2011	TCPL received notice from TransAlta Corporation ("TransAlta") under the Sundance A power purchase arrangement that TransAlta determined that the Sundance 1 and 2 generating units cannot be economically repaired, replaced, rebuilt or restored and that TransAlta therefore seeks to terminate the power purchase arrangement in respect of those units. In December 2010, the Sundance 1 and 2 generating units were withdrawn from service and were subject to a force majeure claim by TransAlta in January 2011. TCPL has disputed both claims under the binding dispute resolution process provided in the power purchase arrangement and both matters will be heard through a single binding arbitration process. The arbitration panel has scheduled a hearing in April 2012 for these claims.

Halton Hills

September 2010	The 683 MW Halton Hills power plant was completed and placed in service.

Ontario Solar

December 2011	Subject to a number of conditions precedent, TransCanada agreed to purchase nine Ontario solar power projects from Canadian Solar Solutions Inc. with a combined capacity of 86 MW for approximately $470 million.

Further information about developments in the Energy business can be found in the MD&A under the headings TCPL's Strategy, Energy – Highlights, Energy – Financial Analysis and Energy – Opportunities and Developments.

Business of TCPL

We are a leading North American energy infrastructure company focused on Natural Gas Pipelines, Oil Pipelines and Energy. At Year End, Natural Gas Pipelines accounted for approximately 49 per cent of revenues and 48 per cent of TCPL's total assets, Oil Pipelines accounted for approximately 9 per cent of revenues and 19 per cent of TCPL's total assets and Energy accounted for approximately 42 per cent of revenues and 29 per cent of TCPL's total assets. The following table shows TCPL's revenues from operations by segment, classified geographically, for the years ended December 31, 2011 and 2010.

Revenues from operations (millions of dollars)	2011	2010

Natural Gas Pipelines
Canada - Domestic	$2,187	$2,125
Canada - Export(1)	787	837
United States and other	1,526	1,411

	4,500	4,373

Oil Pipelines
Canada - Domestic	–	–
Canada - Export(1)	300	–
United States and other	527	–

	827	NIL

Energy(2)
Canada - Domestic	2,649	2,243
Canada - Export(1)	–	1
United States and other	1,163	1,447

	3,812	3,691

Total revenues(3)	$9,139	$8,064

(1)
Exports include pipeline revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.
(2)
Revenues include sales of natural gas.
(3)
Revenues are attributed to countries based on country of origin of product or service.

The following is a description of each of TCPL's three main areas of operations.

Natural Gas Pipelines business

TCPL has substantial Canadian and U.S. natural gas pipeline and related holdings, including those listed below. The following natural gas pipelines are owned 100 per cent by TCPL unless otherwise stated.

2011 Annual information form    11

TCPL has the following natural gas pipelines and related holdings in Canada:

  •
  The Canadian Mainline is a 14,101 km (8,762 miles) pipeline system in Canada that extends from the Alberta/Saskatchewan border east to the Québec/Vermont border and connects with other natural gas pipelines in Canada and the U.S.

  •
  The Alberta System is a 24,373 km (15,145 miles) pipeline system in Alberta and northeast British Columbia ("B.C.") which gathers natural gas for use within the province of Alberta and delivers it to provincial boundary points for connection with the Canadian Mainline and Foothills and with third party natural gas pipelines. During the past three completed financial years TCPL has enhanced the operating capacity of the Alberta System as follows:

  •
  the North Central Corridor, which extends the northern section of the Alberta System, was completed in March 2010;

  •
  the Groundbirch pipeline was completed in December 2010, connecting the Alberta System to natural gas supplies from the Montney shale gas formation in northeast B.C.; and

  •
  TCPL continues to advance further pipeline development in B.C. and Alberta to transport unconventional shale gas supply as follows:

  •
  in January 2011, TCPL received approval from the NEB to construct the proposed Horn River pipeline, an extension of the Alberta System to serve production from the new shale gas supply in the Horn River basin north of Fort Nelson, B.C. The Horn River pipeline is expected to be operational in the second quarter 2012. The Company has executed an agreement to extend the Horn River pipeline by approximately 100 km (62 miles), and an application requesting approval to construct and operate this extension was filed with the NEB in October 2011. This extension is projected to commence in 2014; and

  •
  the Company has filed applications with the NEB requesting approval for expansions to the Alberta System to accommodate requests for additional natural gas transmission service throughout the northwest and northeast portions of the Western Canada Sedimentary Basin. These new requests are expected to result in the need for further extensions and expansions of the Alberta System.

  •
  Foothills is a 1,241 km (771 miles) pipeline system in Western Canada which carries natural gas for export from central Alberta to the U.S. border to serve markets in the U.S. Midwest, Pacific Northwest, California and Nevada.

  •
  TransCanada Pipeline Ventures LP owns a 161 km (100 miles) pipeline and related facilities that supply natural gas to the oil sands region near Fort McMurray, Alberta as well as a 27 km (17 miles) pipeline that supplies natural gas to a petrochemical complex at Joffre, Alberta.

  •
  TQM is a 572 km (355 miles) pipeline system that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec, and connects with the Portland system. TCPL has a 50 per cent ownership interest in TQM and operates this pipeline.

  •
  The Mackenzie Gas Project is a proposed pipeline extending 1,196 km (743 miles) that would connect northern onshore natural gas fields with North American markets. TCPL has the right to acquire an equity interest in the project.

TCPL has the following natural gas pipelines and related holdings in the U.S.:

  •
  ANR is a 16,656 km (10,350 miles) pipeline system which transports natural gas from producing fields located in the Texas and Oklahoma panhandle regions, from the offshore and onshore regions of the Gulf of Mexico, and from the U.S. midcontinent region to markets located mainly in Wisconsin, Michigan, Illinois, Indiana and Ohio. ANR also connects with other natural gas pipelines, providing access to diverse sources of North American supply, including Western Canada, and the mid-continent and Rocky Mountain supply regions, and a variety of markets in the Midwestern and Northeastern U.S.

12    TransCanada PipeLines Limited

  •
  Underground gas storage facilities owned and operated by American Natural Resources Company and ANR Storage Company provide regulated gas storage services to customers on the ANR and Great Lakes systems in upper Michigan. The ANR business unit owns and operates natural gas storage facilities throughout the State of Michigan with total natural gas storage capacity of 250 billion cubic feet ("Bcf").

  •
  GTN is TCPL's 2,178 km (1,353 miles) pipeline system that transports Western Canada Sedimentary Basin and Rocky Mountain sourced natural gas to third party natural gas pipelines and markets in Washington, Oregon and California, and connects with the Tuscarora Gas Transmission Company's pipeline ("Tuscarora"). TCPL operates GTN and effectively owns 83.3 per cent of the system through the combination of its direct ownership and its 33.3 per cent interest in TC PipeLines, LP which owns a 25 per cent interest in the pipeline.

  •
  Great Lakes is a 3,404 km (2,115 miles) natural gas pipeline system connecting to the Canadian Mainline and serving markets primarily in Eastern Canada and the Northeastern and Midwestern U.S. TCPL operates Great Lakes and effectively owns 69.0 per cent of the system through its 53.6 per cent ownership interest and its indirect ownership, which it has through its 33.3 per cent interest in TC PipeLines, LP.

  •
  Bison is a 487 km (303 miles) pipeline from the Powder River Basin in Wyoming connecting to the Northern Border pipeline in Morton County, North Dakota. Bison became operational in January 2011. TCPL operates Bison and effectively owns 83.3 per cent of the system through the combination of its direct ownership interest and its indirect ownership, which it has through its 33.3 per cent interest in TC PipeLines, LP.

  •
  Northern Border is 50 per cent owned by TC PipeLines, LP and is a 2,265 km (1,407 miles) natural gas pipeline system, which serves the U.S. Midwest. TCPL operates Northern Border and effectively owns 16.7 per cent of the system through its 33.3 per cent interest in TC PipeLines, LP.

  •
  Tuscarora is 100 per cent owned by TC PipeLines, LP. TCPL operates Tuscarora, a 491 km (305 miles) pipeline system transporting natural gas from GTN at Malin, Oregon to Wadsworth, Nevada, with delivery points in northeastern California and northwestern Nevada. TCPL effectively owns 33.3 per cent of the system through its 33.3 per cent interest in TC PipeLines, LP.

  •
  North Baja is 100 per cent owned by TC PipeLines, LP. TCPL operates North Baja, a pipeline system which extends 138 km (86 miles) from Ehrenberg, Arizona to a point near Ogilby, California on the California/Mexico border and connects with a third party natural gas pipeline system in Mexico. TCPL operates North Baja and effectively owns 33.3 per cent of the system through its 33.3 per cent interest in TC PipeLines, LP.

  •
  Iroquois is a pipeline system that connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to customers in the northeastern U.S. TCPL has a 44.5 per cent ownership interest in this 666 km (414 miles) pipeline system.

  •
  Portland is a 474 km (295 miles) pipeline that connects with TQM near East Hereford, Québec and delivers natural gas to customers in the northeastern U.S. TCPL has a 61.7 per cent ownership interest in Portland and operates this pipeline.

  •
  TCPL holds a 33.3 per cent interest in TC PipeLines, LP, a publicly held limited partnership of which a subsidiary of TCPL acts as the general partner. The remaining interest of TC PipeLines, LP is widely held by the public. TC PipeLines, LP owns a 50 per cent interest in Northern Border, 46.4 per cent interest in Great Lakes, 25 per cent interest in GTN, 25 per cent interest in Bison, 100 per cent of Tuscarora and 100 per cent of North Baja.

  •
  The Alaska Pipeline Project is a proposed natural gas pipeline and treatment plant. The pipeline would extend 2,737 km (1,700 miles) from the natural gas treatment plant at Prudhoe Bay, Alaska to Alberta, or an alternative pipeline to Valdez, Alaska. The Alaska Pipeline Project is a joint effort between TCPL and ExxonMobil Corporation.

2011 Annual information form    13

TCPL has the following natural gas pipeline and related holdings in Mexico and South America:

  •
  TransGas is a 344 km (214 miles) natural gas pipeline system which runs from Mariquita in the central region of Colombia to Cali in the southwest of Colombia. TCPL holds a 46.5 per cent ownership interest in this pipeline.

  •
  Owned 30 per cent by TCPL, Gas Pacifico is a 540 km (336 miles) natural gas pipeline extending from Loma de la Lata, Argentina to Concepción, Chile. TCPL also has a 30 per cent ownership interest in INNERGY, an industrial natural gas marketing company based in Concepción that markets natural gas transported on Gas Pacifico.

  •
  Tamazunchale is a 130 km (81 miles) natural gas pipeline in east central Mexico which extends from the facilities of Pemex Gas near Naranjos, Veracruz to an electricity generating station near Tamazunchale, San Luis Potosi.

  •
  The Guadalajara pipeline was completed in June 2011, and extends 310 km (193 miles), transporting natural gas from a liquefied natural gas terminal near Manzanillo on Mexico's Pacific coast to Guadalajara in Mexico.

Further information about the Company's pipeline holdings, developments and opportunities and significant regulatory developments which relate to Natural Gas Pipelines can be found in the MD&A under the headings Natural Gas Pipelines, Natural Gas Pipelines – Opportunities and Developments and Natural Gas Pipelines – Financial Analysis.

Oil Pipelines business

The Company's Keystone pipeline system and other opportunities in TCPL's Oil Pipelines business are described below.

Keystone is a 3,467 km (2,154 miles) crude oil pipeline extending from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, and from Steele City, Nebraska to Cushing, Oklahoma. The Wood River/Patoka and Cushing Extension sections commenced commercial operations in June 2010 and February 2011, respectively. In January 2012, the U.S. Department of State denied TCPL's application to construct Keystone XL, a 2,673 km (1,661 miles) extension and expansion of the pipeline to the U.S. Gulf Coast. The Company intends to re-apply for a Presidential Permit for Keystone XL.

Further information about the Company's pipeline holdings, developments and opportunities and significant regulatory developments which relate to Oil Pipelines can be found in the MD&A under the headings Oil Pipelines, Oil Pipelines – Opportunities and Developments and Oil Pipelines – Financial Analysis.

Regulation of the Natural Gas and Oil Pipelines businesses

Canada

Natural Gas Pipelines
Under the terms of the National Energy Board Act (Canada), the Canadian Mainline, TQM, Foothills, and the Alberta System (collectively the "Systems") are regulated by the NEB. The NEB sets tolls that provide TCPL the opportunity to recover costs of transporting natural gas, including the return of capital (depreciation) and return on the average investment base for each of the Systems. In addition, new facilities are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems. Net earnings of the Systems may be affected by changes in investment base, the allowed return on equity, and any incentive earnings.

Oil Pipelines
The NEB regulates the terms and conditions of service, including rates, and the physical operation of the Canadian portion of the Keystone system. NEB approval is also required for facility additions. The rates for

14    TransCanada PipeLines Limited

transportation service on the Keystone system are calculated in accordance with a methodology agreed to in transportation service agreements between Keystone and its shippers, and approved by the NEB.

United States

Natural Gas Pipelines
TCPL's wholly owned and partially owned U.S. pipelines, including the ANR, Bison, GTN, Great Lakes, Iroquois, Portland, Northern Border, North Baja and Tuscarora systems, are considered "natural gas companies" operating under the provisions of the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978, and are subject to the jurisdiction of the FERC. The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities. The FERC also has authority to regulate rates for natural gas transportation and interstate commerce.

Oil Pipelines
The FERC also regulates the terms and conditions of service, including transportation rates, on the U.S. portion of the Keystone system. Certain states in which Keystone has rights of way also regulate construction and siting of Keystone.

Energy business

The Energy segment of our business includes the acquisition, development, construction, ownership and operation of electrical power generation plants, the purchase and marketing of electricity, the provision of electricity account services to energy and industrial customers, and the development, construction, ownership and operation of non-regulated natural gas storage in Alberta.

The electrical power generation plants and power supply that TCPL has an interest in, including those under development, in the aggregate, represent more than 10,800 MW of power generation capacity. Power plants and power supply in Canadian power account for approximately 65 per cent of this total, and power plants in U.S. power account for the balance, being approximately 35 per cent.

TCPL owns and operates the following facilities:

  •
  Ravenswood generating station, a 2,480 MW power plant located in Queen's, New York which consists of multiple units employing dual fuel-capable steam turbine, combined-cycle and combustion turbine technology.

  •
  Halton Hills, a 683 MW natural gas-fired combined-cycle power plant in Halton Hills, Ontario which is contracted under a 20 year Clean Energy Supply contract with the OPA.

  •
  Kibby Wind, a 132 MW wind farm located in the Kibby and Skinner Townships in Maine.

  •
  TC Hydro, TCPL's hydroelectric facilities located in New Hampshire, Vermont and Massachusetts on the Connecticut and Deerfield Rivers, consists of 13 hydroelectric facilities, including stations and associated dams and reservoirs, with a total generating capacity of 583 MW.

  •
  Ocean State Power, a 560 MW natural gas-fired, combined-cycle facility in Burrillville, Rhode Island.

  •
  Bécancour, a 550 MW natural gas-fired cogeneration power plant located near Trois-Rivières, Québec. The entire power output is supplied to Hydro-Québec which is contracted under a 20 year power purchase agreement expiring in 2026.

  •
  Natural gas-fired cogeneration plants in Alberta at Carseland (80 MW), Redwater (40 MW), Bear Creek (80 MW) and MacKay River (165 MW).

  •
  Grandview, a 90 MW natural gas-fired cogeneration power plant located on the site of the Irving Oil Limited oil refinery in Saint John, New Brunswick. Irving Oil Limited is under a 20 year tolling arrangement that expires in 2025, to supply fuel for the plant and to contract 100 per cent of the plant's heat and electricity output.

2011 Annual information form    15

  •
  Cancarb, a 27 MW facility located in Medicine Hat, Alberta fuelled by waste heat from TCPL's adjacent thermal carbon black facility.

  •
  Edson, an underground natural gas storage facility connected to the Alberta System near Edson, Alberta.

  •
  Coolidge, a 575 MW simple-cycle, natural gas-fired peaking power generation station in Arizona. Coolidge, which was placed in service in May 2011, operates under a 20 year power purchase agreement with the Salt River Project Agricultural Improvement and Power District.

TCPL has the following long-term power purchase arrangements in place:

  •
  TCPL has the rights to 100 per cent of the generating capacity of the 560 MW Sundance A coal-fired power generation facility under a power purchase arrangement that expires in 2017. TCPL also has a 50 per cent interest in ASTC Power Partnership, which has a power purchase arrangement that expires in 2020, in place for 100 per cent of the production from the 706 MW Sundance B power facility. The Sundance facilities are located in south-central Alberta.

  •
  The Sheerness facility, which consists of two coal-fired thermal power generating units, is located in Southeastern Alberta. TCPL has the rights to 756 MW of generating capacity from the Sheerness power purchase arrangement that expires in 2020.

TCPL has interests in the following:

  •
  Bruce Power is a nuclear power generation facility located northwest of Toronto, Ontario and comprises Bruce A and Bruce B. Bruce A has four 750 MW reactors, two of which are being refurbished. The two units being refurbished are expected to resume commercial operations in first and third quarter 2012, respectively. Bruce B has four operating reactors with a combined capacity of 3,200 MW. Bruce A subleases Units 1 to 4 from Bruce B, and Bruce B consists of Units 5 to 8. TCPL owns a 48.8 per cent interest in Bruce A and a 31.6 per cent interest in Bruce B.

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

  •
  A 62 per cent interest in the Cartier Wind energy project. The Carleton (109 MW), Anse-à-Valleau (101 MW) and Baie-des-Sables (110 MW) commenced commercial operation in November 2008, November 2007 and November 2006, respectively. Montagne-Sèche (58 MW) and the first phase of Gros-Morne (101 MW) commenced commercial operation in November 2011. The second phase of Gros-Morne (111 MW) is expected to be operational in December 2012. All of the power produced by Cartier Wind is sold to Hydro-Québec Distribution under a 20 year power purchase agreement.

  •
  Portlands Energy, a 550 MW, combined-cycle natural gas power plant located in Toronto, Ontario, is 50 per cent owned by TCPL, and is operated by TCPL under a 20 year Accelerated Clean Energy Supply contract with the OPA.

Further information about the Company's energy holdings and significant developments and opportunities in relation to Energy can be found in the MD&A under the headings Energy, Energy – Highlights, Energy – Financial Analysis, and Energy – Opportunities and Developments.

16    TransCanada PipeLines Limited

General

Employees

At Year End, TCPL had approximately 4,300 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary	1,955
Western Canada (excluding Calgary)	451
Houston	467
U.S. Midwest	440
U.S. Northeast	403
Eastern Canada	253
U.S. Southeast/Gulf Coast	246
U.S. West Coast	79
Mexico and South America	5

Total	4,299

Social and environmental policies

Health, safety and environment ("HSE") are top priorities in all of TCPL's operations and business activities. These areas are guided by our HSE Commitment Statement, which outlines guiding principles for a safe and healthy environment for TCPL's employees, contractors and the public, and for our commitment to protect the environment. All employees are responsible for TCPL's HSE performance. We are committed to being an industry leader in conducting our business so that it meets or exceeds all applicable laws and regulations, and minimizes risk to the public, and the environment. We are committed to continually improving our HSE performance, and to promoting safety on and off the job, in the belief that all occupational injuries and illnesses are preventable. We endeavour to do business with companies and contractors that share our perspective and expectation on HSE performance and influence them to improve their collective performance. We are committed to respecting the diverse environments and cultures in which we operate and to support open communication with our stakeholders.

The Health, Safety and Environment Committee of our Board of Directors (the "Board") monitors compliance with the Company's HSE corporate policy through regular reporting. TCPL's integrated HSE management system is modeled after the International Organization for Standardization standard for environmental management systems, ISO 14001; and the Occupational Health and Safety Assessment Series (OHSAS 18001) for occupational health and safety. Our HSE management system conforms to external industry consensus standards and voluntary regulatory programs and complies with applicable legislated requirements and various other internal management systems. Resources are focused on the areas of significant risk to the organization's HSE business activities. Management is informed regularly of all important and/or significant HSE operational issues and initiatives through formal reporting and incident management processes. TCPL's HSE management system and performance are assessed by an independent outside firm every three years. The most recent assessment occurred in 2009 and did not identify any material issues. The HSE management system is subject to ongoing internal and external review to ensure that it remains effective as circumstances change.

As one of TCPL's priorities, safety is an integral part of the way our employees work. In 2011, one of our objectives was to sustain health and safety performance year over year. Overall, TCPL's safety frequency rates in 2011 continued to be better than most industry benchmarks.

The safety and integrity of our existing and newly-developed infrastructure is also a top priority. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought in service only after all necessary requirements have been satisfied. We expect to spend approximately $322 million in 2012 for pipeline integrity on pipelines we operate, an increase of approximately

2011 Annual information form    17

$78 million over 2011 primarily due to increased levels of in-line pipeline inspection on all systems. Under the approved regulatory models in Canada, non-capital pipeline integrity expenditures on our NEB-regulated pipelines are treated on a flow-through basis and, as a result, these expenditures have no impact on TCPL's earnings. Under the Keystone transportation contracts, pipeline integrity expenditures are recovered through the tolling mechanism and, as a result, these expenditures have no impact on TCPL's earnings. Our pipeline safety record in 2011 continued to be better than industry benchmarks. We experienced two pipeline breaks in 2011 on pipelines we operate. The first break occurred in a remote part of Northern Ontario on the Canadian Mainline pipeline system. The second break occurred in a remote part of Wyoming on the Bison pipeline system. Spending associated with public safety on the Energy assets is focused primarily on the Company's hydro dams and associated equipment and is slightly higher than previous years due to increased spending to repair damage from the high flow events of 2011 caused by Hurricane Irene.

Environmental controls including physical design, programs, procedures and processes are in place to effectively manage TCPL's environmental risk factors. With respect to physical risks arising from climate change, we have in place a set of procedures to manage our response to natural disasters such as forest fires, tornadoes, earthquakes, floods, volcanic eruptions and hurricanes regardless of cause. These procedures are included in TCPL's Operating Procedures and are part of the Company's Incident Management System. The procedures are in place to protect the health and safety of our employees and to limit the impact to the environment of any operational upsets caused by a natural disaster.

With respect to business opportunities, the Company has well established processes and criteria for assessing new business opportunities including those that may arise as a result of climate change policies. These processes have been and continue to be key contributors to our financial strength and success. Governments in North America are developing long-term plans for limiting greenhouse gas ("GHG") emissions. These plans, combined with a shift in consumer attitude and demand for low-emissions fuels, will require changes in energy supply and infrastructure. With the Company's experience in pipeline transmission and power generation, TCPL is well-positioned to participate in these opportunities.

Aboriginal, Native American and stakeholder engagement

We recognize that an enhanced level of engagement of a wide variety of stakeholders in our business activities can have a significant impact on the Company's ability to obtain approvals for new assets and to maintain our social licenses to operate. TCPL has a number of policies, guiding principles and practices in place to help manage stakeholder engagement. TCPL has adopted a code of business ethics which applies to our employees that is based on the Company's four core values of integrity, collaboration, responsibility and innovation, which guide the interaction between and among the Company's employees and serve as a standard for TCPL in our dealings with all stakeholders. The code may be viewed on our website (www.transcanada.com).

Our approach to stakeholder engagement is based on building relationships, mutual respect and trust while recognizing the unique values, needs and interests of each community. Key principles that guide TCPL's engagement include: the Company's respect for the diversity of Aboriginal/Native American communities and recognition of the importance of the land to these communities; and our belief in engaging stakeholders from the earliest stages of our projects, through the project development process and into operations.

Environmental protection

TCPL's facilities are subject to stringent federal, state, provincial, and local environmental statutes and regulations governing environmental protection, including, but not limited to, air emissions and GHG emissions, water quality, wastewater discharges and waste management. Such laws and regulations generally require facilities to obtain or comply with a wide variety of environmental registrations, licences, permits and other approvals and requirements. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial requirements and/or the issuance of orders respecting future operations. We have ongoing inspection programs designed to keep all of our facilities in compliance with environmental requirements.

18    TransCanada PipeLines Limited

At December 31, 2011, TCPL recorded liabilities of approximately $69 million (2010 – $84 million) for remediation obligations and compliance costs associated with certain environmental regulations. We believe that the Company has considered all necessary contingencies and established appropriate reserves for environmental liabilities; however, there is the risk that unforeseen matters may arise requiring us to set aside additional amounts.

TCPL is not aware of any material outstanding orders, claims or lawsuits against it in relation to the release or discharge of any material into the environment or in connection with environmental protection.

The Company owns assets in four regions, Alberta, Québec, B.C., and the Northeastern U.S., where regulations exist to address industrial GHG emissions. We have procedures in place to comply with these regulations. In Alberta, under the Specified Gas Emitters Regulation, industrial facilities emitting GHG emissions over an intensity threshold level are required to reduce the intensity of GHG emissions by 12 per cent below an average baseline. Our Alberta-based facilities are subject to this regulation, as are the Sundance and Sheerness coal-fired power facilities with respect to which TCPL has certain rights under power purchase arrangements. TCPL has a program in place to manage the compliance costs incurred by these assets as a result of the regulation. Compliance costs on the Alberta System are recovered through tolls paid by customers. Some of the compliance costs from the Company's power generation facilities in Alberta are recovered through market pricing and contract flow-through provisions. TCPL has estimated and recorded GHG emissions related costs of $13 million for 2011 (2010 – $22 million), after contracted cost recovery.

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

The carbon tax in B.C., which came into effect in mid-2008, applies to carbon dioxide ("CO2") emissions from fossil fuel combustion. Compliance costs for fuel combustion at the Company's compressor and meter stations in B.C. are recovered through tolls paid by customers. Costs related to the carbon tax in 2011 were approximately $3 million (2010 – $4 million). The cost per tonne of CO2 will be increased in July 2012 to $30.00 from $25.00.

States in the northeastern U.S. that are members of the Regional Greenhouse Gas Initiative ("RGGI") implemented a CO2 cap-and-trade program for electricity generators effective in January 2009. Under the RGGI, both the Ravenswood and Ocean State Power generation facilities were required to submit allowances following the end of the first compliance period on December 31, 2011. TCPL participated in the quarterly auctions of allowances for the Ravenswood and Ocean State Power generation facilities and incurred related costs of $4 million in 2011 (2010 – $5 million). These costs were generally recovered through the power market and the net impact on TCPL was not significant.

Risk factors

Environmental risk factors

Environmental risks

Environmental risks from our operating facilities typically include: air emissions and GHG emissions; potential impacts on land, including land reclamation or restoration following construction; the use, storage and release of hydrocarbons or other chemicals; the generation, handling and disposal of wastes and hazardous wastes; and water impacts such as uncontrolled water discharge.

TCPL 's assets are located throughout North America and the Company's facility design must deal with different geographical areas. In northern regions, changing permafrost distribution due to warmer temperatures have been experienced, however, very few kilometers of our pipeline systems are currently in permafrost regions. If we build new facilities in northern areas, the Company's facility designs will take into account the potential for changing permafrost distribution.

2011 Annual information form    19

As mentioned above, our operations are subject to various environmental laws and regulations that establish compliance and remediation obligations. Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines and penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, and with damage claims arising from the contamination of properties. It is not possible for TCPL to estimate the amount and timing of all future expenditures related to environmental matters due to:

  •
  uncertainties in estimating pollution control and clean up costs, including at sites where only preliminary site investigation or agreements have been completed

  •
  the potential discovery of new contaminated sites or additional information at existing contaminated sites

  •
  the uncertainty in quantifying the Company's liability under environmental laws that impose joint and several liability on all potentially responsible parties

  •
  the evolving nature of environmental laws and regulations, including the interpretation and enforcement of them; and

  •
  the potential for litigation on existing or discontinued assets.

Changing legislation and regulations

The impact of new or proposed federal, state, and/or provincial safety and environmental laws, regulations, guidelines and enforcement in Canada and the U.S. on our business is not yet certain. We make assumptions about possible expenditures for safety and environmental matters based on current laws and regulations and interpretations thereof. If the laws or regulations or the interpretation thereof changes, the Company's assumptions may change. Incremental costs may or may not be recoverable under existing rate structures or commercial agreements. Proposed changes in environmental policy, legislation or regulation are routinely monitored by TCPL, and where the risks are potentially large or uncertain, the Company works independently or through industry associations to comment on proposals.

In April 2010, the Environmental Protection Agency ("EPA") published an Advanced Notice of Proposed Rulemaking to solicit comments with respect to EPA reassessment of current regulations under the Toxic Substances Control Act, governing the authorized use of polychlorinated biphenyls in certain equipment. Following a review of comments, the EPA has indicated that the use authorization for pipelines will likely remain in place but that requirements to use the authorization may become more strict. These changes would likely result in increased costs for our impacted pipelines. Proposed EPA rules are expected in 2012.

In Canada, development of the major elements of an Air Quality Management System ("AQMS") continued in 2011 following endorsement of the AQMS in October 2010 by the Canadian Council of Ministers of the Environment. Two key aspects of the AQMS are of particular interest to us: the Base Level Industry Emissions Standards, which assumes that all significant industrial sources of emissions in Canada should be expected to meet, base-level of environmental performance; and air zone management, which is intended to address the sources of air pollution and the actions that are required to ensure that a specified level of air quality is improved or maintained in a specified region. While our Canadian based facilities would likely be impacted by AQMS, the potential financial impact of this initiative is currently unknown.

Regulation of air pollutant emissions under the U.S. Clean Air Act and state regulations continue to evolve. A number of EPA initiatives could lead to impacts ranging from requirements to install enhanced emissions control equipment, to additional administrative and reporting requirements. At this time, there is insufficient detail to accurately determine the potential impacts of these initiatives. While the majority of the proposals are not expected to be material to TCPL, we anticipate additional future costs related to the monitoring and control of air emissions.

20    TransCanada PipeLines Limited

In addition to those climate change policies already in place, there are also federal, regional, state, and provincial initiatives currently in development. While recent political and economic events may significantly affect the scope and timing of new policies, we anticipate that most of the Company's facilities in Canada and the U.S. are or will be subject to federal and/or regional climate change regulations to manage industrial GHG emissions.

In August 2011, the Canadian government published the first sector specific draft regulation that will impact industrial GHG emissions. This proposed regulation is focused on the coal-fired generation of electricity and requires a natural gas performance standard for all coal-fired facilities reaching the end of their economic life. The draft regulation is expected to come into effect in July 2015. This process is not expected to pose a significant risk or financial impact to our existing facilities and may present opportunities for new power generation investment. Additional sectors, including the natural gas-fired generation of electricity and upstream oil and gas facility sectors, are expected to begin consultations with Environment Canada.

The Western Climate Initiative ("WCI") continues to work toward implementing a regional cap-and-trade program. California and Québec are the only WCI members with cap-and-trade regulations. In December 2011, the Government of Québec adopted the "Regulation respecting the cap-and-trade system for greenhouse gas emission allowances". The initial phase of the cap-and-trade system will begin January 1, 2013. The regulation will have a limited impact on TCPL's Bécancour power generation facility and natural gas pipeline assets. With respect to California, the Air Resources Board adopted a cap-and-trade regulation in October 2011. The regulation is divided into two phases: the first, beginning in 2013, will include all major industrial sources and electricity utilities; the second, starting in 2015, will cover distributors of transportation fuels, natural gas and other fuels. The regulation may impact the Company's importation of electricity into the state.

TCPL monitors climate change policy developments and, when warranted, participates in policy discussions in jurisdictions where we have operations. We are also continuing our programs to manage GHG emissions from our facilities and to evaluate new processes and technologies that result in improved efficiencies and lower GHG emission rates. For example, in 2011 TCPL participated in a number of multi-stakeholder expert groups that were established to develop equipment standards in Canada. TCPL participated both independently and through industry associations.

Other risk factors

A discussion of the Company's risk factors can be found in the MD&A under the headings Natural Gas Pipelines – Opportunities and Developments,Natural Gas Pipelines – Business Risks, Natural Gas Pipelines – Outlook,Oil Pipelines – Opportunities and Developments,Oil Pipelines – Business Risks,Oil Pipelines – Outlook, Energy – Opportunities and Developments, Energy – Business Risks,Energy – Outlook and Risk Management and Financial Instruments.

Dividends

All of TCPL's common shares are held by TransCanada and as a result, any dividends declared by TCPL on its common shares are paid to TransCanada. TCPL's Board has not adopted a formal dividend policy. The Board reviews the financial performance of TCPL quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, TransCanada's payment of dividends is primarily funded from dividends it receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to TransCanada and preferred shareholders under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on TransCanada's ability to declare and pay dividends, on its common and preferred shares. In the opinion of TCPL management, such provisions do not currently restrict or alter TCPL's ability to declare or pay dividends.

The holders of TCPL's cumulative redeemable first preferred shares, series U (the "Series U Preferred Shares") are entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share, payable quarterly. The dividends declared per share on TCPL's respective

2011 Annual information form    21

common shares, Series U Preferred Shares, and cumulative redeemable first preferred shares, series Y (the "Series Y Preferred Shares") during the past three completed financial years are set forth in the following table.

	2011	2010	2009

Dividends declared on common shares(1)	$1.75	$1.67	$1.62

Dividends declared on Series U Preferred Shares	$2.80	$2.80	$2.80

Dividends declared on Series Y Preferred Shares	$2.80	$2.80	$2.80

(1)
TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

Description of capital structure

Share capital

TCPL's authorized share capital consists of an unlimited number of common shares, of which 703,861,065 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. There were 4,000,000 Series U Preferred Shares and 4,000,000 Series Y Preferred Shares issued and outstanding at Year End. The following is a description of the material characteristics of each of these classes of shares.

Common shares

As the holder of all of TCPL's common shares, TransCanada holds all the voting rights in those common shares.

Series U Preferred Shares

Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class, have, among others, the provisions described below.

The holders of the Series U Preferred Shares are entitled to receive dividends as set out above under Dividends.

The first preferred shares of each series rank on a parity with the first preferred shares of every other series, and are entitled to preference over the common shares and any other shares ranking junior to the first preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of TCPL in the event of a liquidation, dissolution or winding up of TCPL.

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

The provisions attaching to the first preferred shares as a class may be modified, amended or varied only with the approval of the holders of the first preferred shares as a class. Any such approval to be given by the holders of the first preferred shares may be given by the affirmative vote of the holders of not less than sixty-six and two-thirds per cent of the first preferred shares represented and voted at a meeting or adjourned meeting of such holders.

22    TransCanada PipeLines Limited

Series Y Preferred Shares

The rights, privileges, restrictions and conditions attaching to the Series Y Preferred Shares are substantially identical to those attaching to the Series U Preferred Shares, except that the Series Y Preferred Shares are redeemable by TCPL after March 5, 2014.

Debt

The following table sets out the issuances by TCPL of senior unsecured notes, medium term unsecured note debentures and junior subordinated notes with terms to maturity in excess of one year, during the 12 months ended December 31, 2011.

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price

November 15, 2011	US$998.67(1)	US$500,000,000

November 15, 2011	US$994.00(1)	US$250,000,000

(1)
These notes were issued under the same base prospectus supplement. Notes maturing in 2021 were issued at 99.867 per cent and notes maturing in 2041 were issued at 99.400 per cent.

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

Credit ratings

The following table sets out the current credit ratings assigned to those outstanding classes of securities of TCPL which have been rated by DBRS Limited ("DBRS"), Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's ("S&P"):

	DBRS	Moody's	S&P

Senior unsecured debt
Debentures	A	A3	A-
Medium-term notes	A	A3	A-

Junior subordinated notes	BBB (high)	Baa1	BBB

Preferred shares	Pfd-2 (low)	Baa2	P-2

Commercial paper	R-1 (low)	-	A-2

Trending /rating outlook	Stable	Stable	Stable

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

The Company paid fees to each of DBRS, Moody's and S&P for the credit ratings rendered on each of the outstanding classes of securities noted above. No additional payments were made to DBRS, Moody's and S&P in respect of any other services provided to the Company during the past two years.

The information concerning the Company's credit ratings relates to the Company's financing costs, liquidity and operations. The availability of TCPL's funding options may be affected by certain factors, including the global capital market environment and outlook as well as the Company's financial performance. TCPL's access to capital markets at competitive rates is dependent on its credit rating and rating outlook, as determined by credit rating agencies such as DBRS, Moody's and S&P, and if TCPL's ratings were downgraded the Company's financing costs and future debt issuances could be unfavorably impacted. A description of the rating agencies' credit ratings listed in the table above is set out below.

2011 Annual information form    23

DBRS Limited (DBRS)

DBRS has different rating scales for short- and long-term debt and preferred shares. "High" or "low" grades are used to indicate the relative standing within all rating categories other than AAA and D. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The R-1 (low) rating assigned to TCPL's short-term debt is in the third highest of ten rating categories and indicates good credit quality. The overall strength is not as favourable as higher rating categories, but any qualifying negative factors that exist are considered manageable. The A rating assigned to TCPL's senior unsecured debt is in the third highest of ten categories for long-term debt. Long-term debt rated A is good credit quality. The capacity for the payment of interest and principal is substantial, but of lesser credit quality than that of AA rated securities. Long-term debt rated A may be vulnerable to future events but qualifying negative factors are considered manageable. The BBB (high) rating assigned to junior subordinated notes is in the fourth highest of the ten categories for long-term debt. Long-term debt rated BBB is of adequate credit quality. The capacity for the payment of interest and principal is considered acceptable, but it may be vulnerable to future events. The Pfd-2 (low) rating assigned to TCPL's and TransCanada's preferred shares is in the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. In general, Pfd-2 ratings correspond with long-term debt rated in the A category.

Moody's Investors Service, Inc. (Moody's)

Moody's has different rating scales for short- and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa, with 1 being the highest and 3 being the lowest. The A3 rating assigned to TCPL's senior unsecured debt is in the third highest of nine rating categories for long-term obligations. Obligations rated A are considered upper medium grade and are subject to low credit risk. The Baa 1 and Baa2 ratings assigned to TCPL's junior subordinated debt and preferred shares, respectively, are in the fourth highest of nine rating categories for long-term obligations, with the junior subordinated debt ranking slightly higher within the Baa rating category with a modifier of 1 as opposed to the modifier of 2 on the preferred shares. Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

Standard & Poor's (S&P)

S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL's senior unsecured debt is in the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. As guarantor of a U.S. subsidiary's commercial paper program, TCPL has been assigned a commercial paper rating of A-2 which is the second highest of nine rating categories for short-term debt obligations. A short term debt rated A-2 is somewhat more susceptible to adverse effects of changes in economic conditions than higher rated categories; however, the capacity to meet all financial commitments remains satisfactory. The BBB and P-2 ratings assigned to TCPL's junior subordinated notes and TCPL's and TransCanada's preferred shares exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

24    TransCanada PipeLines Limited

Market for securities

TransCanada holds all of the common shares of TCPL and these are not listed on a public market. During 2011 and 2012 to date, 738,507,894 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL Common Shares	Price per TCPL Common Share	Aggregate Issuance Price

December 15, 2011	56,324,806	$41.61	$2,400,000,000
January 30, 2012	6,509,161	$41.48	$270,000,000

TransCanada's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "TRP". TransCanada's cumulative redeemable first preferred shares, series 1, 3 and 5have been listed for trading on the TSX since September 30, 2009, March 11, 2010 and June 29, 2010, under the symbols "TRP.PR.A", "TRP.PR.B", and "TRP.PR.C", respectively. The following tables set forth the reported monthly high, low, and month-end closing trading prices and monthly trading volumes of the common shares of TransCanada on the TSX and the NYSE, and the respective series 1, 3, and 5 preferred shares on the TSX, for the period indicated:

Common shares

	TSX (TRP)				NYSE (TRP)
Month	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded

December 2011	44.74	42.03	44.53	38,155,545	43.95	40.55	43.67	10,540,577
November 2011	42.90	39.25	42.88	40,551,335	42.54	38.62	41.80	22,065,841
October 2011	44.10	39.81	42.37	41,926,225	44.38	37.58	43.04	15,887,005
September 2011	43.23	40.27	42.54	33,171,287	43.79	39.08	40.49	16,346,869
August 2011	42.36	37.00	42.36	41,333,472	43.20	37.29	43.15	26,402,340
July 2011	42.39	39.42	40.14	32,882,839	44.08	40.66	41.95	8,871,558
June 2011	43.72	41.07	42.35	33,597,026	45.09	41.76	43.84	8,832,316
May 2011	43.48	40.75	43.39	27,895,419	44.97	42.10	44.83	7,444,917
April 2011	40.71	38.95	40.71	24,366,705	43.02	40.37	42.94	7,523,263
March 2011	39.64	37.73	39.31	36,681,641	40.76	37.88	40.53	12,204,704
February 2011	39.19	36.53	39.04	37,966,180	40.32	36.76	40.21	9,750,606
January 2011	38.40	36.10	36.55	32,309,382	38.61	36.12	36.54	8,313,201

Series 1 preferred shares

	TSX (TRP.PR.A)
Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2011	26.50	25.85	26.21	154,033
November 2011	26.38	25.66	26.02	215,475
October 2011	26.05	25.71	25.97	305,469
September 2011	26.32	25.78	25.85	221,164
August 2011	26.28	25.65	25.85	156,599
July 2011	26.20	25.81	26.07	226,612
June 2011	26.24	25.68	25.94	278,119
May 2011	26.25	25.65	25.66	1,207,022
April 2011	26.00	25.70	25.80	172,341
March 2011	26.00	25.40	25.75	282,270
February 2011	26.36	25.40	25.64	479,357
January 2011	26.25	25.75	26.21	601,031

2011 Annual information form    25

Series 3 preferred shares

	TSX (TRP.PR.B)
Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2011	25.89	24.94	25.75	165,577
November 2011	25.45	24.97	25.16	359,674
October 2011	25.39	24.96	25.25	350,993
September 2011	25.38	25.00	25.12	221,672
August 2011	25.67	24.81	25.01	278,636
July 2011	25.92	25.15	25.67	501,178
June 2011	25.54	24.93	25.20	343,637
May 2011	25.44	24.85	24.99	326,765
April 2011	25.39	24.93	25.20	328,708
March 2011	25.20	24.42	24.96	389,964
February 2011	25.35	24.36	24.79	336,606
January 2011	25.48	24.70	25.02	499,120

Series 5 preferred shares

	TSX (TRP.PR.C)
Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2011	26.67	25.58	25.80	175,643
November 2011	25.98	25.45	25.84	388,764
October 2011	25.60	25.00	25.49	696,761
September 2011	26.44	25.27	25.46	281,423
August 2011	26.00	25.45	25.77	308,562
July 2011	26.10	25.50	25.88	199,978
June 2011	26.10	25.33	25.56	170,757
May 2011	25.90	25.45	25.80	450,511
April 2011	25.73	25.27	25.52	154,113
March 2011	25.89	25.19	25.73	724,705

February 2011	25.76	25.12	25.39	378,470
January 2011	26.15	25.28	25.49	541,030

In addition, the Series U Preferred Shares and Series Y Preferred Shares are listed on the TSX under the symbols "TCA.PR.X" and "TCA.PR.Y", respectively. The following table sets forth the reported monthly high and low trading prices and monthly trading volumes of the Series U Preferred Shares and the Series Y Preferred Shares.

Series U Preferred Shares and Series Y Preferred Shares

	Series U (TCA.PR.X)				Series Y (TCA.PR.Y)
Month	High ($)	Low ($)	Close ($)	Volume Traded	High ($)	Low ($)	Close ($)	Volume Traded

December 2011	53.25	52.01	52.22	30,890	53.26	52.16	52.75	32,847
November 2011	53.20	50.00	52.86	37,032	53.34	52.12	52.72	47,968
October 2011	52.49	50.65	52.33	38,222	52.59	51.01	52.16	35,562
September 2011	52.21	50.87	51.05	35,488	53.27	50.90	51.39	41,283
August 2011	51.79	50.25	51.06	64,190	51.99	50.30	51.31	72,989
July 2011	50.65	50.04	50.42	56,925	50.74	50.01	50.12	52,823
June 2011	51.06	50.04	50.29	70,166	51.11	49.93	50.10	50,688
May 2011	50.94	50.04	50.52	44,395	50.79	49.96	50.63	69,084
April 2011	50.35	49.95	50.24	127,788	50.44	49.95	50.25	92,921
March 2011	50.60	49.82	49.91	164,677	50.61	49.80	49.91	157,497
February 2011	50.65	50.01	50.29	157,372	51.00	50.10	50.30	187,789
January 2011	50.60	49.78	50.38	65,989	50.80	49.50	50.60	93,867

26    TransCanada PipeLines Limited

Directors and officers

As of February 17, 2012, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 551,756 common shares of TransCanada. This constitutes less than one per cent of TransCanada's common shares. The Company collects this information from our directors and officers but otherwise we have no direct knowledge of individual holdings of TransCanada's securities.

Directors

The following table sets forth the names of the 14 directors who serve on the Board as at the date hereof, together with their jurisdictions of residence, all positions and offices held by them with TCPL and the Company's significant affiliates, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TCPL. Positions and offices held with TransCanada are also held by such person at TCPL. Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

Name and place of residence	Principal occupation during the five preceding years	Director since

Kevin E. Benson Calgary, Alberta Canada	President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) from June 2003 to October 2007. Director, Calgary Airport Authority.	2005

Derek H. Burney(1), O.C. Ottawa, Ontario Canada	Senior strategic advisor at Norton Rose Canada LLP (law firm). Chair (not a Director), International Advisory Board for Garda World Consulting and Investigation/Global Risks Group, a division of Garda World Security Corporation since 2008. Chair, Canwest Global Communications Corp. (communications) from August 2006 (director since April 2005) to October 2010 and lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007.	2005

Wendy K. Dobson Uxbridge, Ontario Canada	Professor, Rotman School of Management. Director, Institute for International Business, University of Toronto and Director, the Toronto-Dominion Bank. Vice Chair, Canadian Public Accountability Board until February 2010 and Chair of the Audit Committee of the same organization from 2003 to 2009.	1992

E. Linn Draper Lampasas, Texas U.S.	Director, Alliance Data Systems Corporation (data processing and services) and Director, Alpha Natural Resources, Inc. (mining). Chair, NorthWestern Corporation (conducting business as NorthWestern Energy) (oil and gas).	2005

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast L.L.P. (law firm). Director, Metro Inc., Royal Bank of Canada, Care Canada and the Fondation du Musée national des beaux-arts du Québec. Director, Institut Québecois des Hautes Études Internationales, Laval University from 2002 until 2009 and RBC Dexia Investors Trust until October 2009.	2002

Russell K. Girling Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since July 1, 2010. Chief Operating Officer from July 2009 to June 30, 2010 and President, Pipelines from June 2006 to June 30, 2010. Director, Agrium Inc.	2010

S. Barry Jackson Calgary, Alberta Canada	Chair of the Board, TransCanada since April 2005. Director, Nexen Inc. (oil and gas) and Director, WestJet Airlines Ltd. Director Cordero Energy Inc. from April 2005 to September 2008.	2002

Paul L. Joskow New York, New York U.S.	Economist and President of the Alfred P. Sloan Foundation. Professor of Economics, Emeritus, Massachusetts Institute of Technology (MIT) where he has been on the faculty since 1972. Director, Exelon Corporation (energy), and a trustee of Putnam Mutual Funds. Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007 and Director of National Grid plc from 2000 to 2007.	2004

2011 Annual information form    27

Name and place of residence	Principal occupation during the five preceding years	Director since

John A. MacNaughton(2), C.M. Toronto, Ontario Canada	Chair of the Business Development Bank of Canada. Chair of the Independent Nominating Committee of the Canada Employment Insurance Financing Board since 2008. Member of the Prime Minister's Advisory Committee on the Public Service. Chair, CNSX Markets Inc. (formerly the Canadian Trading and Quotation System Inc.) (stock exchange) from 2006 to July 2010. Director, Nortel Networks Corporation and Nortel Networks Limited (the principal operating subsidiary of Nortel Networks Corporation) (technology) from 2005 to September 2010.	2006

David P. O'Brien(4) Calgary, Alberta Canada	Chair, Encana Corporation (oil and gas) since April 2002 and Chair, Royal Bank of Canada since February 2004. Director, Molson Coors Brewing Company, and Enerplus Corporation. Member of the Science, Technology and Innovation Council of Canada.	2001

Paula Rosput Reynolds Seattle, Washington U.S.	President and Chief Executive Officer of PreferWest, LLC (business advisory group) since October 2009. Director of Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc. Vice Chairman and Chief Restructuring Officer of American International Group Inc. (insurance and financial services) from October 2008 to September 2009. President and Chief Executive Officer of Safeco Corporation (insurance) from 2006 to 2008.	2011

W. Thomas Stephens(3) Greenwood Village, Colorado U.S.	Trustee, Putnam Mutual Funds. Chair and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. Director, Boise Inc. from February 2008 until April 2010.	2007	(3)

D. Michael G. Stewart Calgary, Alberta Canada	Director, Canadian Energy Services & Technology Corp., Pengrowth Energy Corporation and C&C Energia Ltd. Director, Orleans Energy Ltd. from October 2008 to December 2010. Director, Pengrowth Corporation (the administrator of Pengrowth Energy Trust) from October 2006 to December 2010. Director, Canadian Energy Services Inc. (the general partner of Canadian Energy Services L.P.) from January 2006 to December 2009.	2006

Richard E. Waugh Toronto, Ontario Canada	President and Chief Executive Officer and director of The Bank of Nova Scotia (Scotiabank) since March 2003. Director and President, International Monetary Conference. Vice-Chair, Board of the Institute of International Finance.	2012

(1)
Canwest Global Communications Corp. ("Canwest") voluntarily entered into the Companies' Creditors Arrangement Act ("CCAA") and obtained an order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.
(2)
Nortel Networks Limited was the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as "Nortel"). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission ("OSC") and other provincial securities regulators. The cease trade order related to a delay in filing some of Nortel's 2005 financial statements. The order was revoked by the OSC on June 8, 2006, and the other provincial securities regulators shortly after. On January 14, 2009, Nortel and some of its Canadian subsidiaries filed for creditor protection under CCAA. The creditor protection proceedings related to this filing are ongoing.
(3)
Mr. Stephens previously served on the Board from 2000 to 2005.
(4)
Air Canada filed for protection under the CCAA and applicable bankruptcy protection statutes in the U.S. in April 2003. Mr. O'Brien resigned as a director of Air Canada on November 26, 2003.

28    TransCanada PipeLines Limited

Board committees

TCPL has four committees of the Board: the Audit Committee, the Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee. The voting members of each of these committees, as of February 13, 2012, are identified below:

Director	Audit Committee	Governance Committee	Health, Safety and Environment Committee	Human Resources Committee

Kevin E. Benson	Chair	✓

Derek H. Burney	✓	✓

Wendy K. Dobson			✓	✓

E. Linn Draper	✓		Chair

Paule Gauthier			✓	✓

S. Barry Jackson		✓		✓

John A. MacNaughton	✓	Chair

David P. O'Brien		✓		✓

Paula Rosput Reynolds			✓	✓

W. Thomas Stephens			✓	Chair

D. Michael G. Stewart	✓		✓

Richard E. Waugh		✓

The charters of the Audit Committee, Governance Committee, the Health, Safety and Environment Committee and the Human Resources Committee can be found on our website (www.transcanada.com) under Corporate Governance – Board Committees. Information about the Audit Committee can be found in this AIF under the heading Audit Committee.

Further information about the Board committees and corporate governance can also be found on our website.

Officers

All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada, with the exception of Mr. Hobbs who resides in Houston, Texas, U.S. References to positions and offices with TCPL prior to May 15, 2003 are references to the positions and offices held with TCPL. Current positions and offices

2011 Annual information form    29

held with TCPL are also held by such person at TCPL. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

Executive officers

Name	Present position held	Principal occupation during the five preceding years

Russell K. Girling	President and Chief Executive Officer	Prior to July 2010, Chief Operating Officer since July 2009 and President, Pipelines since June 2006. Prior to June 2006, Executive Vice-President and Chief Financial Officer, Corporate Development, since March 2003 and Chief Financial Officer, since August 1999.

Wendy L. Hanrahan(1)	Executive Vice-President, Corporate Services	Prior to May 2011, Vice-President, Human Resources since January 2005.

Gregory A. Lohnes	President, Natural Gas Pipelines	Prior to July 2010, Executive Vice-President and Chief Financial Officer since June 2006.

Donald R. Marchand	Executive Vice-President and Chief Financial Officer	Prior to July 2010, Vice-President, Finance and Treasurer since September 1999.

Dennis J. McConaghy	Executive Vice-President, Corporate Development	Prior to July 2010, Executive Vice-President, Pipeline Strategy and Development.

Sean McMaster	Executive Vice-President, General Counsel and Chief Compliance Officer, and Executive Vice-President, Stakeholder Relations	Prior to February 2012, Executive Vice-President, Corporate and General Counsel and Chief Compliance Officer. Prior to January 2007, Executive Vice-President and General Counsel and Chief Compliance Officer. Prior to October 2006, General Counsel and Chief Compliance Officer.

Alexander J. Pourbaix	President, Energy and Oil Pipelines	President, Energy from July 2006 to July 2010 and Executive Vice-President, Corporate Development from July 2009 to July 2010.

Donald M. Wishart	Executive Vice-President, Operations and Major Projects	Prior to July 2009, Executive Vice-President, Operations and Engineering since March 2003.

(1)
Ms. Hanrahan has held the position of Executive Vice-President, Corporate Services since May 1, 2011, upon the retirement of Ms. Sarah Raiss who had held the position since January 2002.

30    TransCanada PipeLines Limited

Corporate officers

Name	Present position held	Principal occupation during the five preceding years

Sean M. Brett	Vice-President and Treasurer	Prior to July 2010, Vice-President, Commercial Operations of TC PipeLines GP, Inc., and Director, LP Operations of TCPL. Prior to December 2009, Director, Joint Venture Management, Keystone Pipeline Project of TCPL. Prior to December 2008, Vice-President and Treasurer of TC PipeLines GP, Inc.

Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation since April 2002.

Donald J. DeGrandis	Vice-President and Corporate Secretary	Prior to February 2009, Corporate Secretary since June 2006.

Lee G. Hobbs	President, U.S. Natural Gas Pipelines	Senior Vice-President and General Manager, U.S. Pipelines, Pipelines Division, TCPL, June 2009 to July 2010. Vice-President and General Manager, U.S. Pipelines Central, Pipelines Division, TCPL, March 2007 to June 2009. President, Great Lakes Gas Transmission Company and Great Lakes Gas Transmission Limited Partnership, September 2006 to March 2007.

Joel E. Hunter	Vice-President, Finance	Director, Corporate Finance, January 2008 to July 2010. Prior to January 2008, Senior Analyst, Corporate Finance. Prior to January 2007 Mr. Hunter held a number of positions of increasing responsibility with TransCanada's Finance and Treasury Group.

Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management since October 2001.

G. Glenn Menuz	Vice-President and Controller	Vice-President and Controller since June 2006.

Conflicts of interest

Directors and officers of TCPL and its subsidiaries are required to disclose the existence of existing or potential conflicts in accordance with TCPL policies governing directors and officers and in accordance with the CBCA. Although some of the directors sit on boards or may be otherwise associated with companies that ship natural gas on TCPL's pipeline systems, TCPL, as a common carrier in Canada, cannot, under our tariff, deny transportation service to a creditworthy shipper. Further, due to the specialized nature of the industry, TCPL believes that it is important for our Board to be composed of qualified and knowledgeable directors, so some of them must come from the oil and gas producer and shipper community; the Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board's performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

2011 Annual information form    31

Corporate governance

Information about TCPL's corporate governance, including the Company's Board committees and their charters, can be found on our website (www.transcanada.com) under the heading Corporate Governance or at Schedule B to this AIF.

Audit committee

The Audit Committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements. It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors. The charter of the Audit Committee can be found in Schedule C of this AIF and on our website (www.transcanada.com) under the Corporate Governance – Board Committees page.

Relevant education and experience of members

The members of the Audit Committee as of February 13, 2012 are Kevin E. Benson (Chair), Derek H. Burney, E. Linn Draper, Paul L. Joskow, John A. MacNaughton, and D. Michael G. Stewart.

The Board believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be "independent" and "financially literate" within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Benson is an "Audit Committee Financial Expert" as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit Committee. The following is a description of the education and experience, apart from their respective roles as directors of TransCanada, of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee.

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

Derek H. Burney

Mr. Burney earned a Bachelor of Arts (Honours) and Master of Arts from Queen's University. He is currently a senior strategic advisor at Norton Rose Canada LLP. Mr. Burney previously served as President and Chief Executive Officer of CAE Inc. and as Chair and Chief Executive Officer of Bell Canada International Inc. Mr. Burney was the lead director at Shell Canada Limited until May 2007 and was the Chair of Canwest Global Communications Corp. until October 2010. He has served on one other organization's audit committee, and has participated in Financial Reporting Standards Training offered by KPMG.

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

32    TransCanada PipeLines Limited

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

D. Michael G. Stewart

Mr. Stewart earned a Bachelor of Science (Honours) in Geological Science from Queen's University. Mr. Stewart has served and continues to serve on the boards of several public companies and other organizations and on the audit committees of certain of those boards. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 38 years.

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

2011 Annual information form    33

External auditor service fees

The following table provides information about the fees paid by the Company to KPMG LLP, the external auditor of the TransCanada group of companies, for professional services rendered for the 2011 and 2010 fiscal years.

($ millions)	2011	2010

Audit fees • audit of the annual consolidated financial statements • services related to statutory and regulatory filings or engagements • reviewing interim consolidated financial statements and information contained in various prospectuses and other offering documents	$6.9	$6.5

Audit-related fees • services related to the audit of the financial statements of certain TransCanada pension plans	0.2	0.2

Tax fees • Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings	0.4	1.0

All other fees • services related to environmental compliance in 2011 and advice and training related to International Financial Reporting Standards in 2010	0.1	0.2

Total fees	$7.6	$7.9

Loans to directors and executive officers

Information relating to the indebtedness of directors and executive offices to TCPL and its subsidiaries is provided in Schedule D to this AIF under the heading Loans to directors and executive officers.

Securities owned by directors

Information relating to the securities of TCPL and its subsidiaries owned by directors is provided in the attached Schedule D to this AIF under the heading Securities owned by directors.

Compensation of directors

Information relating to the compensation of directors, including information regarding compensation paid by TCPL to directors in 2011, the Company's minimum share ownership guidelines and TCPL's share unit plan for non-employee directors, is provided in Schedule D to this AIF under the heading Compensation of directors.

Executive compensation discussion and analysis

Information relating to TCPL's compensation governance is provided in Schedule E to this AIF. Information relating to TCPL's executive compensation is provided in Schedule F to this AIF under the heading Executive compensation discussion and analysis, which is excerpted from TransCanada's Management Information Circular dated February 13, 2012 ("Information Circular"). Board and committee meetings of TransCanada and TCPL run concurrently. TCPL is the principal operating subsidiary of TransCanada.

Executive officers of TCPL also serve as executive officers of TransCanada. An aggregate remuneration is paid for serving as an executive of TCPL and for service as an executive officer of TransCanada. Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada's subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

34    TransCanada PipeLines Limited

Legal proceedings and regulatory actions

TCPL and its subsidiaries are subject to various legal proceedings and regulatory actions arising in the normal course of business. While the final outcome of such legal proceedings and regulatory actions cannot be predicted with certainty and there can be no assurance that such matters will be resolved in TCPL's favour, it is the opinion of TCPL's management that the resolution of such proceedings and regulatory actions will not have a material impact on TransCanada's consolidated financial position, results of operations or liquidity.

The Company believes that TransAlta's claims with respect to Sundance A do not meet the test of force majeure or destruction as specified in the power purchase arrangement and has therefore recorded revenues and costs throughout 2011 under the power purchase arrangement as though this event was an interruption of supply. While the outcome of any arbitration process is not certain, TCPL believes the matter will be resolved in its favour.

Further information about the Sundance arbitration can be found in this AIF under the heading Developments in the Energy Business and in the MD&A under the heading Energy – Opportunities and Developments.

Transfer agent and registrar

TCPL's transfer agent and registrar is Computershare Trust Company of Canada with its Canadian transfer facilities in the cities of Vancouver, Calgary, Toronto, and Montréal.

Interest of experts

TCPL's auditors, KPMG LLP, have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Additional information

1.
Additional information in relation to TCPL may be found under TCPL's profile on SEDAR (www.sedar.com).

2.
Additional financial information is provided in TCPL's audited consolidated financial statements and MD&A for its most recently completed financial year.

2011 Annual information form    35

Glossary

AIF	Annual Information Form of TransCanada PipeLines Limited dated February 17, 2012
Alaska Pipeline	A proposed natural gas pipeline extending from Prudhoe Bay, Alaska to either Alberta or Valdez, Alaska
Alberta System	A natural gas transmission system in Alberta and B.C.
ANR

A natural gas transmission system extending from producing fields located primarily in Texas, Oklahoma, the Gulf of Mexico and U.S. midcontinent region to markets located primarily in Wisconsin, Michigan, Illinois, Indiana and Ohio, and regulated underground natural gas storage facilities in Michigan

AQMS	Air Quality Management System
B.C.	British Columbia
BPRIA	Bruce Power Refurbishment Implementation Agreement
Bcf	Billion cubic feet
Bécancour	A natural gas-fired cogeneration plant near Trois-Rivières, Québec
Bison	A natural gas pipeline extending from the Powder River Basin in Wyoming to Northern Border in North Dakota
Board	TransCanada's Board of Directors
Bruce A	A partnership interest in a nuclear power generation facility consisting of Units 1 to 4 of Bruce Power (Bruce Power A L.P.)
Bruce B	A partnership interest in a nuclear power generation facility consisting of Units 5 to 8 of Bruce Power (Bruce Power L.P.)
Bruce Power	A nuclear power generating facility located northwest of Toronto, Ontario (Bruce A and Bruce B, collectively)
Canadian Mainline	A natural gas transmission system extending from the Alberta/Saskatchewan border east into Québec
Canwest	Canwest Global Communications Corp.
Cartier Wind	Five wind farms in Gaspé, Québec, four plus the first phase of the fifth which are operational and phase two of the fifth under construction
CBCA	Canada Business Corporations Act
CCAA	Companies' Creditors Arrangement Act
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CO2	Carbon dioxide
Coolidge	A simple-cycle, natural gas-fired peaking power generation station in Coolidge, Arizona
CSA	Canadian Securities Administrators
Cushing Extension	A crude oil pipeline extending from Steele City, Nebraska to Cushing, Oklahoma
DBRS	DBRS Limited
DSU(s)	Deferred share unit(s)
Energy	As defined in this AIF under the heading General development of the business
EPA	Environmental Protection Agency (U.S.)
ESU(s)	Executive share unit(s) executive leadership team TCPL's CEO and executive vice-presidents
executive leadership team	TCPL's President and CEO and executive vice-presidents
FERC	Federal Energy Regulatory Commission (U.S.)

36    TransCanada PipeLines Limited

Foothills	A natural gas transmission system extending from central Alberta to the B.C./U.S. border and to the Saskatchewan/U.S. border
GHG	Greenhouse gas
Great Lakes	A natural gas transmission system that connects to the Canadian Mainline and serves markets in Eastern Canada and the northeastern and midwestern U.S.
GTN	A natural gas transmission system extending from the B.C./Idaho border to the Oregon/California border, traversing Idaho, Washington and Oregon
Guadalajara	A natural gas pipeline in Mexico extending from Manzanillo, Colima to Guadalajara, Jalisco
Halton Hills	A natural gas-fired, combined-cycle power plant in Halton Hills, Ontario
HSE	Health, safety and environment
Hydro-Québec	Hydro-Québec Distribution
Information Circular	TransCanada's Management Information Circular dated February 13, 2012
Iroquois	A natural gas transmission system that connects with the Canadian Mainline near Waddington, New York, and delivers natural gas to the northeastern U.S.
JHSEC	Joint Health, Safety and Environment Committee
Keystone	A crude oil pipeline system which extends from Hardisty, Alberta to the U.S. markets and includes Wood River/Patoka and the Cushing Extension
Keystone XL

Keystone XL includes the construction of a new crude oil pipeline from Cushing, Oklahoma to the U.S. Gulf Coast, the expansion of existing facilities at Hardisty, Alberta and the construction of a new crude oil pipeline from Hardisty to Steele City, Nebraska

Kibby Wind	A wind farm located in Kibby and Skinner townships in northwestern Franklin County, Maine
km	Kilometer(s)
Mackenzie Gas Project	A proposed natural gas pipeline extending from a point near Inuvik, Northwest Territories to the northern border of Alberta
MD&A	TCPL's Management's Discussion and Analysis dated February 13, 2012
MMcf/d	Million cubic feet per day
Moody's	Moody's Investors Service, Inc.
MW	Megawatt(s)
Natural Gas Pipelines	As defined in this AIF under the heading General development of the business
NEB	National Energy Board
NI 58-101	National Instrument 58-101, Disclosure of Corporate Governance Practices
North Baja	A natural gas transmission system extending from Arizona to the Baja California, Mexico/California border
Northern Border	A natural gas transmission system extending from a point near Monchy, Saskatchewan to the U.S. Midwest
NGTL	Nova Gas Transmission Ltd.
Nortel	Nortel Networks Limited and Nortel Networks Corporation, collectively
NYISO	New York Independent System Operator
NYSE	New York Stock Exchange
Ocean State Power	A natural gas-fired, combined-cycle plant in Burrillville, Rhode Island
Oil Pipelines	As defined in this AIF under the heading General Development of the Business
OPA	Ontario Power Authority
OSC	Ontario Securities Commission
Portland	A natural gas transmission system extending from a point near East Hereford, Québec to the northeastern U.S.

2011 Annual information form    37

Portlands Energy	A natural gas-fired, combined-cycle power plant in Toronto, Ontario
Ravenswood	A natural gas-and oil-fired generating facility consisting of multiple units employing steam turbine, combined-cycle and combustion turbine technology located in Queens, New York
Restructuring Proposal	Canadian Mainline 2012 Tolls Application and Restructuring Proposal
RGGI	Regional Greenhouse Gas Initiative
S&P	Standard & Poor's
SEC	U.S. Securities and Exchange Commission
Series U Preferred Shares	TCPL's cumulative, redeemable, first preferred shares, series U
Series Y Preferred Shares	TCPL's cumulative, redeemable, first preferred shares, series Y
Sheerness	A coal-fired power generating facility near Hanna, Alberta
subsidiary	As defined in this AIF under the heading Presentation of information
Sundance	Two coal-fired power generating facilities near Wabamun, Alberta (Sundance A and Sundance B, collectively)
Systems	As defined in this AIF under the heading Regulation of the Natural Gas and Oil Pipelines businesses
TCPL	TransCanada PipeLines Limited
TQM	A natural gas transmission system that connects with the Canadian Mainline near the Québec/Ontario border and transports natural gas to markets in Québec, and connects with Portland
TransCanada or the Company	TransCanada Corporation
TransAlta	TransAlta Corporation
TSX	Toronto Stock Exchange
Tuscarora	A natural gas transmission system extending from Malin, Oregon to Wadsworth, Nevada
U.S. or US	United States
U.S. GAAP	U.S. generally accepted accounting principles
WCI	Western Climate Initiative
Wood River/Patoka	A crude oil pipeline extending from Hardisty, Alberta to U.S. Markets at Wood River and Patoka in Illinois
Year End	December 31, 2011

38    TransCanada PipeLines Limited

 Schedule A

Metric Conversion Table

The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor

Kilometres (km)	Miles	0.62

Millimetres	Inches	0.04

Gigajoules	Million British thermal units	0.95

Cubic metres*	Cubic feet	35.3

Kilopascals	Pounds per square inch	0.15

Degrees Celsius	Degrees Fahrenheit	to convert to Fahrenheit multiply by 1.8, then add 32 degrees; to convert to Celsius subtract 32 degrees, then divide by 1.8

*
The conversion is based on natural gas at a base pressure of 101.325 kilopascals and at a base temperature of 15 degrees Celsius.

2011 Annual information form    39

 Schedule B

Corporate Governance

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TCPL is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the CSA:

  •
  National Instrument 52-110, Audit Committees
  •
  National Policy 58-201, Corporate Governance Guidelines, and
  •
  National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101").

We also comply with the governance listing standards of the NYSE and the governance rules of the SEC that apply to foreign private issuers.

Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Board characteristics

The characteristics of our Board and its members exemplify strong principles of corporate governance:

  •
  an independent, non-executive Chair
  •
  an effective number of directors and all but one are independent
  •
  knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TCPL
  •
  qualified directors who can make a meaningful contribution to the Board and the development of our business
  •
  significant share ownership requirements to align the directors' interests with those of our shareholders, and
  •
  annual assessments of Board, committee and director effectiveness.

Size and composition

TCPL's articles state that the Board must have 10 to 20 directors.

We believe our Board must consist of qualified and knowledgeable directors. This includes directors with direct experience in the oil and gas, pipelines and power sectors.

Independence

An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of "independence" in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

40    TransCanada PipeLines Limited

The Governance Committee and the Board review the independence of every board member and nominated director against these criteria once a year. It also reviews family relationships and possible associations with companies that have relationships with TCPL when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and Chief Executive Officer ("CEO"). None of the directors have a direct or indirect material relationship with TCPL that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair

The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

In 2011, the independent directors met separately before and after every regularly scheduled Board meeting. All of the directors are available to meet with management as required.

Independent advice

The Board and each of its four standing committees can retain independent advisors to assist it in carrying out its duties and responsibilities.

Serving on other boards

As of 2012, our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling duties and responsibilities for our Board. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance Committee monitors director relationships to ensure their business associations do not hinder their role as a director of TCPL or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the industry, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Since we are a regulated carrier in Canada and the U.S., we cannot deny transportation service to a creditworthy shipper. The Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting when the matter is being discussed and voted on.

See the director profiles in the Business of the meeting — The nominated directors section of the Information Circular for the other public company boards each nominated director serves on.

Governance philosophy

TCPL believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the corporate governance guidelines recommended by the Governance Committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct

Our codes of business ethics incorporate principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

2011 Annual information form    41

We have a code for employees (including our CEO, Chief Financial Officer ("CFO") and Controller) and a separate one for directors. The codes apply to both TransCanada and TCPL and are certified every year by all employees and directors.

Employees are required to report any unusual behaviour or suspected violations of the code immediately. They can report a concern to their supervisor, Compliance, Internal Audit, their Compliance Coordinator, the next level of management, or to our Ethics Help-Line. The Help-Line allows employees, contractors, consultants and the public to report a concern about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the code of business ethics, confidentially and anonymously. We publish the telephone number on our website and our employee intranet and in our Annual Report available on our website (www.transcanada.com) and under TCPL's profile on SEDAR (www.sedar.com).

Internal Audit handles most investigations, including any concerns about directors and senior management. Human Resources professionals handle any concerns relating to human resources such as harassment.

Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith. The Audit Committee monitors compliance with the codes and reports any violations to the Board.

The Audit Committee has procedures for receiving complaints, reviewing them, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics Help-Line as part of its responsibilities.

Any waiver of the codes by our executives or directors must be approved by the Board, or the appropriate Board committee, and disclosed. There were no material departures from the codes in 2011.

The codes are posted on our website (www.transcanada.com).

Conflicts of interest

The codes of business ethics cover many potential conflicts of interest. In 2011, the Board looked specifically at corporate conflicts that could arise as a result of serving on non-profit organizations and the operations of our affiliates.

Serving on other boards

The Board considered whether directors serving on the boards of non-profit organizations pose any potential conflict. The Board reviewed these relationships and determined that they do not interfere with a director's ability to act in our best interests.

Affiliates

The Board closely oversees relationships between TCPL and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

The employee code of business ethics was amended in 2011 to require employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our "executive leadership team") must receive the consent of the Governance Committee. All other employees must receive the consent of their immediate supervisor.

Majority voting

We have a majority voting policy for electing a new board when the number of nominated directors is the same as the number of director positions available. If a nominated director receives "withheld" proxy votes before the meeting that total more than 5 per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director receives more "withheld" than "for" votes cast by ballot, the director must tender his or her resignation to the Board. We expect the Board to accept the resignation within 90 days, unless there are extenuating circumstances.

This policy does not apply if there is a proxy contest over the election of directors.

The Board may fill the vacancy, as described in our by-laws and according to the terms of the CBCA.

42    TransCanada PipeLines Limited

Share ownership

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and both directors and executives must meet the requirements within five years of assuming the position.

See the Compensation of directors — Minimum share ownership guidelines section of the attached Schedule D and the Director compensation and analysis section of the Information Circular for more information.

Role and responsibilities of the Board

The primary responsibilities of the Board are to foster TCPL's long-term success and oversee our business affairs and management, and act honestly and in good faith and in the best interests of the Company.

The Board's main objective is to promote our best interests in order to maximize long-term shareholder value and enhance stakeholder returns.

The Board retains key duties and responsibilities and attends to them, delegates some duties to its four standing committees and discharges others to management for managing the day-to-day affairs of the business.

Charters and position descriptions

The Board and each Board committee have adopted a charter that outlines its principal responsibilities.

They review the charters every year to ensure they reflect current developments in corporate governance and corporate practices, and approve any necessary changes.

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO.

The Board Charter describes the:

  •
  composition and organization of the Board
  •
  duties and responsibilities for managing our affairs, and
  •
  oversight responsibilities for:
  •
  management and human resources
  •
  strategy and planning
  •
  financial and corporate issues
  •
  business and risk management, including compensation risk
  •
  policies and procedures
  •
  compliance reporting and corporate communications, and
  •
  general legal obligations, including its ability to use independent advisors as necessary.

See Schedule G attached to this AIF for a copy of the Board charter, and Schedule C to this AIF for a copy of the Audit Committee charter. The Board charter, committee charters and position descriptions for the Chair of the Board, each committee Chair and the CEO are posted on our website (www.transcanada.com).

Strategic planning

We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with the Board, and the Board approves our corporate objectives every year.

2011 Annual information form    43

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of issues related to our strategy and business interests at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic issues throughout the year. See the Meeting attendance section of the Information Circular for more information about the meetings held in 2011.

Risk oversight

The Governance Committee oversees our risk management activities as part of its duties. It monitors the identified business risks using a risk matrix which categorizes the risks and shows the Board committee and executives responsible for specific oversight of each risk. The committee reviews the risk matrix with management at each committee meeting to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends any enhancements to our risk management program and policies to the Board.

We manage risk by identifying the key business risks and categorizing them under six main areas:

  •
  corporate strategy
  •
  business strategy and execution
  •
  business opportunity
  •
  commercial operations
  •
  physical operations, and
  •
  general corporate risk (including compensation risk).

All of our executives are involved in the process and are accountable for developing plans and actions to the risks from occurring and to minimize any associated costs.

The Audit Committee, Human Resources Committee and the Health, Safety and Environment Committee provide oversight on financial, human resources and compensation, and operational safety and environmental risks.

The Audit Committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure TCPL's risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by risk management and internal audit personnel.

The Health, Safety and Environment Committee monitors compliance with our HSE corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards for environmental management systems, conforms to external industry consensus standards and voluntary regulatory programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

  •
  Planning:  risk and regulatory assessment, objectives and targets, and structure and responsibility
  •
  Implementing:  development and implementation of programs, procedures and practices aimed at operational risk management
  •
  Reporting:  document and records management, communication and reporting, and
  •
  Action:  ongoing audit and review of HSE performance.

The committee reviews HSE performance quarterly compared to targets, incidents and highlights, and reviews program plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, pipeline integrity, operational risk issues and applicable legislative developments. The

44    TransCanada PipeLines Limited

committee also receives updates on any specific areas of operational risk management review currently being conducted by management.

See the CD&A in the attached Schedule F for more information about how we manage our compensation risk.

Succession planning for management

The committee oversees succession planning for management, and is directly responsible for developing the CEO succession plan and presenting it to the Board for discussion. Succession planning for the CEO position occurs over several years so potential candidates can grow into the role. This includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the committee and the Board believe are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each of the executives to ensure his or her ongoing performance is satisfactory, and presents them to the committee.

The committee identifies potential future candidates for the executive vice-president positions, with input from the CEO and Human Resources. Each candidate is assessed based on his or her skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities.

The Committee reviews each position and the performance assessment and competencies of potential successors at least once a year.

Access to management

The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations.

The Board encourages the executive leadership team to include key managers in Board meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure with the Board.

Orientation and education

New directors participate in an orientation program that includes sessions on corporate strategy, our main business issues, and historical and financial information about TCPL. They also have an opportunity to visit our facilities and project sites and meet with the executive leadership team and other directors.

We tailor the sessions for each director based on his or her needs and specific areas of interest. New directors also meet with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members, as appropriate.

Directors receive a reference manual with:

  •
  details about their duties and obligations as a member of the Board
  •
  information about our business and operations
  •
  copies of the Board and committee charters
  •
  copies of past public filings, and
  •
  documents from recent Board meetings.

The Governance Committee reviews the orientation program and manual every year, to ensure it continues to meet our needs and those of new directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory

2011 Annual information form    45

and industry requirements. Directors also have an opportunity to tour our operating facilities and project sites twice a year.

Our 2011 program included:

  •
  a tour of our hydropower facility in Vernon, Vermont
  •
  a site visit to our gas storage assets in Michigan, including the Cold Springs 1 well field control room and liquid stabilization facility and the Blue Lake compressor station, and
  •
  three sessions on strategic issues.

The Governance Committee develops the program every year based on current and emerging issues, our corporate objectives and input from other members of the Board.

We also suggest seminars and education programs that may be relevant, and pay the registration fee and travel expenses as appropriate.

The table below lists the details of our 2011 director education program:

2011	Topic	Presented/hosted by	Attended by

February 14	Strategic Issues Session - Operational Risk Review: Keystone Update	Executive Vice-President, Operations and Major Projects Vice-President, Keystone Pipeline	All directors

June 13 - 14	Strategic Planning Session - Strategy to Maximize Shareholder Returns, Energy Infrastructure Strategic Outlook (Canada, US), Power Business Strategic Outlook	Vice-President, Corporate Development and Strategy	All directors

September 12	Strategic Issues Session - U.S. GAAP	Chief Financial Officer KPMG	All directors, except Mr. Jackson and Mr. O'Brien

September 13	Site visit to Hydropower facility in Vernon, Vermont	Executive Vice-President, Operations and Major Projects	All directors, except Mr. Burney and Mr. O'Brien

October 4-6	Site visit to ANR Natural Gas Storage Facilities in Michigan	Executive Vice-President, Operations and Major Projects Vice-President, Community, Safety and Environment	Health, Safety and Environment Committee

October 4-6	Annual Meeting of TCPL's Joint Health, Safety and Environment Committee ("JHSEC")	Executive Vice-President, Operations and Major Projects Vice-President, Community, Safety and Environment JHSEC employee representatives from Canada and the U.S.	Health, Safety and Environment Committee

November 30	Strategic Issues Session - Keystone XL Pipeline	Executive Vice-President, Operations and Major Projects Vice-President, Keystone Pipeline	All directors

46    TransCanada PipeLines Limited

Ensuring effectiveness

The Governance Committee assesses the performance of the Board, Board committees and individual directors every year and reports the results to the Board. The Chair of the Board conducts one-on-one interviews with each director, and each committee also conducts a self-assessment led by its committee Chair.

Assessments focus on the effectiveness of the Board and each committee and solicit director input about areas of potential improvement. Interviews include questions about personal and individual peer performance. The Chair of the Board summarizes the interview responses and reports them to the Governance Committee and the Board.

The Chair of the Governance Committee interviews each director about the performance of the Chair of the Board, and presents the results to the Board for discussion.

The Chair of the Board also conducts interviews with each member of the executive leadership team every year and reports the results to the Board.

The Governance Committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

Financial literacy

The Board has determined that all members of the Audit Committee are "financially literate", which means each member can read and understand a set of financial statements that are similar to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles in the Business of the meeting — The nominated directors section of the Information Circular and the Audit Committee section of this AIF.

Board renewal

The Governance Committee regularly assesses the skill set of each director, and reviews them against the director retirement schedule, their ages and the composition of each Board committee.

The Board is responsible for identifying suitable director candidates, while the Governance Committee is responsible for assessing the individuals and proposing the strongest candidates for nomination to the Board.

The committee looks for a mix of skills and experience required for overseeing our affairs. Candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board includes members with expertise in 10 key areas:

  •
  Government (regulatory)
  •
  Energy/Utilities
  •
  Operations
  •
  HSE
  •
  Governance
  •
  Engineering
  •
  Accounting & Finance
  •
  Management / Leadership
  •
  International, and
  •
  Law.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

2011 Annual information form    47

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our long-term strategy and ongoing business operations.

Director tenure

The Governance Committee reviews events or matters that may trigger the resignation or retirement of a director such as age, changes in principal occupation or other relevant circumstances.

Once a director turns 70 and has served at least seven consecutive years, he or she must retire either on or before the date of the next annual meeting to elect directors. If a director has turned 70 before serving the full, seven consecutive years, the Board may recommend that a director stand for re-election each year until he or she has served a full seven-year term. The Board may, in exceptional circumstances and depending on its needs, recommend that a director stand for re-election after a director has turned 70 or served the full, seven consecutive years because of the specific skills and experience he or she brings to the Board.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected:

Current composition	Post-meeting composition

The table below lists the likely retirement dates of the current non-executive directors, the Board committees they serve on, their education and their particular areas of expertise. The Governance Committee considers

48    TransCanada PipeLines Limited

these factors and others when discussing Board renewal. Ms. Dobson and Mr. O'Brien will retire on April 27, 2012 prior to the annual meeting.

Retirement year	Director	Board committees	Education	Skills and experience

2012	Wendy K. Dobson	Human Resources Health, Safety & Environment	Ph.D. Economics Masters in Public Administration S.M. Hyg., BSN	Accounting & Finance (Audit) Governance Government International Economics
	David P. O'Brien	Governance Human Resources	LL.B. B.A. Economics	Governance Law Oil & Gas/Utilities Operations & HSE Organization & Leadership Transportation

2013	Derek H. Burney	Audit Governance	M.A. Political Science B.A. Political Science	Civil Aviation and Defence Government (Regulatory & Law) Power/Utilities Telecommunications
	E. Linn Draper	Audit Health, Safety & Environment (Chair)	Ph.D. Nuclear Science B.Sc. Chemical Engineering	Engineering Operations & HSE Organization & Leadership Power/Utilities
	W. Thomas Stephens	Human Resources (Chair) Health, Safety & Environment	M.Sc. Industrial Engineering	Building & Commercial Products Engineering Forestry Operations & HSE Organization & Leadership

2011 Annual information form    49

Retirement year	Director	Board committees	Education	Skills and experience

2014	Paule Gauthier	Health, Safety & Environment Human Resources	LL.M. LL.B. B.A.	Law Governance Government (Regulatory)

2015	John A. MacNaughton	Governance (Chair) Audit	B.A. Economics	Accounting & Finance Investment Banking/Management Organization & Leadership

2017	Kevin E. Benson	Audit (Chair) Governance	B.A. Accounting	Accounting & Finance Economics Organization & Leadership Transportation

2018	Paul L. Joskow	Audit Governance	Ph.D. Economics M.A. Economics B.A. Economics	Accounting & Finance Economics Governance (Law) Government (Regulatory) Power/Utilities
	Richard E. Waugh	Governance	MBA B.Comm.	Banking International Markets Organization & Leadership

2022	D. Michael G. Stewart	Audit Health, Safety & Environment	B.Sc. Geological Sciences	Geology Oil & Gas/Utilities Operations & HSE Organization & Leadership

2023	Barry Jackson	Board Chair Governance Human Resources	B.Sc. Engineering	Engineering Oil & Gas/Utilities Operations & HSE Organization & Leadership

2027	Paula Rosput Reynolds	Health, Safety & Environment Human Resources	B.A. Economics	Economics Insurance Organization & Leadership Power/Utilities Risk Management

Communicating with the Board

Shareholder engagement allows us to hear first hand from shareholders and other important stakeholders.

Shareholders, employees and others can communicate directly with the Board by writing to:

Chair of the Board of Directors
TransCanada PipeLines Limited
450 First Street S.W.
Calgary, Alberta T2P 5H1

Board committees

The Board has four standing committees:

  •
  Audit Committee
  •
  Governance Committee
  •
  Health, Safety and Environment Committee
  •
  Human Resources Committee

Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment Committee, which must have a majority of independent directors. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

50    TransCanada PipeLines Limited

Each committee reviews its charter at least once a year, and recommends any changes to the Governance Committee and the Board. You can find the committee charters on our website (www.transcanada.com). Each committee also conducts a performance self-assessment every year (see the Corporate Governance — Ensuring effectiveness section above for details).

The Audit and the Human Resources Committees hold simultaneous meetings as do the Governance and Health, Safety and Environment Committees to ensure each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance Committee and the Human Resources Committee, and is not a member of the Audit Committee or the Health, Safety and Environment Committee.

The committees will be reconstituted after the annual meeting to take into account the retirement of Ms. Dobson and Mr. O'Brien, and the new board members, Ms. Reynolds and Mr. Waugh.

All meetings have scheduled periods when members can discuss the committee operations and responsibilities without management present.

Audit Committee

Members	Kevin E. Benson (Chair) Derek H. Burney E. Linn Draper	Paul L. Joskow John A. MacNaughton D. Michael G. Stewart

Meetings in 2011	5 regularly scheduled meetings (February, April, July, October, November) 2 special meetings (June, September)

Independent	6 independent directors, 100% independent and financially literate
Mr. Benson, Chair of the Audit Committee, is an "audit committee financial expert" as defined by the SEC in the U.S., and has the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit Committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process, and the process, performance and independence of our internal and external auditors.

The Audit Committee meets in-camera with the CFO at the beginning of each meeting, and also meets separately with the external and internal auditors and management. Additionally, the committee meets in-camera at the end of each meeting.

2011 highlights

  •
  Reviewed our 2011 interim and annual disclosure documents, including the unaudited interim and audited annual consolidated financial statements and related MD&A, AIF and any financial statements required by regulatory authorities and recommended them to the Board for approval.
  •
  Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
  •
  Reviewed the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services and our pension plans.
  •
  Reviewed our equity and debt securities documents to be filed with Canadian and U.S. securities regulators, as applicable, and recommended them to the Board for approval.

2011 Annual information form    51

  •
  Oversaw our financial reporting risks, including issues relating to materiality, risk assessment and rotation of the audit partner.
  •
  Received the external auditors' formal written statement of independence (which sets out all of its relationships with TCPL) and its recommendations to management about our internal controls and procedures.
  •
  Recommended changes to the Canadian Pension Plan Statement of Investment Policies and Procedures as part of its annual review.
  •
  Reviewed the major accounting policies and estimates and oversaw implementation of financial reporting using U.S. GAAP.
  •
  Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

The Audit Committee section of this AIF includes more information about the Audit Committee, including oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving services. The charter of the Audit Committee can be found at Schedule C to this AIF and on our website (www.transcanada.com) under the Corporate Governance — Board Committees page.

Governance Committee

Members	John A. MacNaughton (Chair) Kevin E. Benson Derek H. Burney S. Barry Jackson	Paul L. Joskow David P. O'Brien Richard E. Waugh

Meetings in 2011	3 regularly scheduled meetings (February, April, October)

Independent	7 independent directors, 100% independent

Mandate	The Governance Committee is responsible for assisting the Board with maintaining strong governance policies and practices at TCPL, reviewing the independence and financial literary of directors, managing director compensation and the board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors' share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.

It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance Committee meets in-camera at the beginning and end of each meeting.

2011 highlights

  •
  Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and other directorships.
  •
  Introduced an overboarding policy that limits directors to serving on a total of six boards.
  •
  Oversaw our strategic planning process, including strategic issues to be considered and planning of our two-day strategic planning meeting in June.
  •
  Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
  •
  Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks and our director share ownership requirements and recommended an increase from five to six times the annual cash retainer.

52    TransCanada PipeLines Limited

  •
  Amended our corporate governance guidelines to limit the number of executives or senior managers of TCPL or its subsidiaries who can serve on our Board to a maximum of two and the code of business ethics to require all employees (including the CEO and other members of the executive leadership team) to receive consent before accepting a directorship in an unaffiliated entity.
  •
  Examined the suitability of instituting a clawback policy to recoup executive compensation in the event we must restate our financial statements because of material non-compliance with any financial reporting requirements. The committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy.
  •
  Reviewed "say on pay" updates and voting trends.
  •
  Monitored updates to securities regulation (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets.
  •
  Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.
  •
  Reviewed our trading policy for employees and insiders and approved an amendment to include an anti-hedging policy.
  •
  Reviewed the charters and checklists of the other committees and recommended them to the Board for approval.

Health, Safety and Environment Committee

Members	E. Linn Draper (Chair) Wendy K. Dobson Paule Gauthier	W. Thomas Stephens D. Michael G. Stewart Paula Rosput Reynolds

Meetings in 2011	3 regularly scheduled meetings (February, April and October)

Independent	6 independent directors, 100% independent

Mandate	The Health, Safety and Environment Committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies and procedures to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

The Health, Safety and Environment Committee meets in-camera with the Vice-President, Community, Safety and Environment and separately at the end of each meeting. The committee also meets in-camera at the beginning of each meeting if determined necessary.

2011 highlights

  •
  Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management and detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters and pipeline integrity.
  •
  Met separately at each meeting with executives and directors of the business areas responsible for health, safety, security and environmental matters.
  •
  Toured the ANR gas storage facilities in Michigan and met with employee representatives of the Canadian and U.S. JHSEC.
  •
  Participated in the joint annual meeting of the Canadian and U.S. employee JHSEC.
  •
  Monitored Canadian and U.S. air emissions and greenhouse gas policies.
  •
  Oversaw an update to the alcohol and drug use program for employees and contractors.
  •
  Received a positive report for four annual emergency exercises in Canada and the U.S., involving a complete activation of regional emergency medical systems and incident management teams on site and at the corporate office.

2011 Annual information form    53

Human Resources Committee

	W. Thomas Stephens (Chair) Wendy K. Dobson Paule Gauthier	Paula Rosput Reynolds S. Barry Jackson David P. O'Brien

Meetings in 2011	3 regularly scheduled meetings (February, October, November) 2 special meetings (January, September)

Independent	6 independent directors, 100% independent

Mandate	The Human Resources Committee is responsible for assisting the Board with developing strong human resources policies and plans and succession planning, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation.

It approves all long-term incentive awards, including stock options, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources Committee meets in-camera at the beginning and end of each meeting.

2011 highlights

  •
  Approved changes to our executive compensation program for 2011, including positioning base salary within a range where guidepost is aligned with reference to the market median, basing the short-term incentive award on a target value that is adjusted based on actual corporate and individual performance, and granting long-term incentive awards based on a target value that is adjusted based on individual performance and future potential.
  •
  Assessed the performance of the executive leadership team and recommended the 2011 executive compensation awards to the Board for review and approval.
  •
  Held special meetings on executive compensation in January and September.

The committee also undertook a number of other activities during the year, and these go into effect beginning in 2012:

  •
  Reviewed the long-term incentive mix for our executive leadership team and approved an adjustment to the weighting so that 50% of the value is allocated each to executive share units (ESUs) and stock options.
  •
  Reviewed the methodology for determining the fair value of stock options and confirmed its approach of using TCPL's accounting value as determined under the Binomial valuation model.
  •
  Adopted relative total shareholder return as the single performance measure under the ESU plan, and adjusted the voting terms by introducing a minimum payout of 50% of target while keeping the maximum payout of 150%.
  •
  Reviewed and approved amendments to the retirement provisions for ESUs and stock options.
  •
  Reviewed and approved the reappointment of Towers Watson as the committee's external compensation consultant beginning in 2012.

54    TransCanada PipeLines Limited

 Schedule C
Charter of the Audit Committee

1.     Purpose

  The Audit Committee shall assist the Board of Directors (the "Board") in overseeing and monitoring, among other things, the:

    •
    Company's financial accounting and reporting process;

    •
    integrity of the financial statements

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

2.     Roles and Responsibilities

  I.
  Appointment of the Company's External Auditors

  Subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory registration requirements, the Audit Committee shall recommend to the Board the appointment of the external auditors, such appointment to be confirmed by the Company's shareholders at each annual meeting. The Audit Committee shall also recommend to the Board the compensation to be paid to the external auditors for audit services and shall pre-approve the retention of the external auditors for any permitted non-audit service and the fees for such service. The Audit Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee

  The Audit Committee shall also receive periodic reports from the external auditors regarding the auditors' independence, discuss such reports with the auditors, consider whether the provision of non-audit services is compatible with maintaining the auditors' independence and the Audit Committee shall take appropriate action to satisfy itself of the independence of the external auditors.

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

2011 Annual information form    55

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

  (b)
  review the significant findings prepared by the internal auditing department and recommendations issued by the Company or by any external party in relation to internal audit issues, together with management's response thereto;

  (c)
  review compliance with the Company's policies and avoidance of conflicts of interest;

  (d)
  review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with associates and affiliates;

56    TransCanada PipeLines Limited

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

2011 Annual information form    57

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

  VII.
  Oversight in Respect of Certain Policies

  (a)
  review and recommend to the Board for approval the implementation and amendments to policies and program initiatives deemed advisable by management or the Audit Committee with respect to the Company's codes of business ethics and Risk Management and Financial Reporting policies;

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

  (e)
  review and approve the Company's hiring policies for partners, employees and former partners and employees of the present and former external auditors (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company's audit as an employee of the external auditors' during the preceding one-year period) and monitor the Company's adherence to the policy;

  VIII.
  Oversight in Respect of Financial Aspects of the Company's Canadian Pension Plans (the "Company's pension plans"), specifically:

  (a)
  provide advice to the Human Resources Committee on any proposed changes in the Company's pension plans in respect of any significant effect such changes may have on pension financial matters;

  (b)
  review and consider financial and investment reports and the funded status in relation to the Company's pension plans and recommend to the Board on pension contributions;

  (c)
  receive, review and report to the Board on the actuarial valuation and funding requirements for the Company's pension plans;

  (d)
  review and approve annually the Statement of Investment Policies and Procedures ("SIP&P");

  (e)
  approve the appointment or termination of auditors and investment managers;

58    TransCanada PipeLines Limited

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

  (c)
  review and approve the policy and guidelines for the Company's hiring of partners, employees and former partners and employees of the external auditors who were engaged on the Company's account;

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

2011 Annual information form    59

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

60    TransCanada PipeLines Limited

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

15.  Outside Experts and Advisors

  The Audit Committee is authorized, when deemed necessary or desirable, to retain and set and pay the compensation for independent counsel, outside experts and other advisors, at the Company's expense, to advise the Audit Committee or its members independently on any matter.

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

2011 Annual information form    61

 Schedule D

Loans to directors and executive officers

As of the date of this AIF, none of our directors and executives had any loans from TCPL or any of our subsidiaries. This is also true for:

  •
  former executives or directors of TCPL or any of our subsidiaries
  •
  this year's nominated directors, and
  •
  any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TCPL or any of our subsidiaries.

Securities owned by directors

The table below shows the total value as of February 13, 2012 of each director's shares and deferred share units ("DSUs") or shares of our affiliates outstanding at the end of 2011, including the DSUs credited as dividend equivalents until January 31, 2012.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

Director	TransCanada Common Shares	Deferred Share Units

K. Benson	13,000	40,483

D. Burney	4,606	34,770

W. Dobson	6,000	49,149

E.L. Draper	N/A	41,413

P. Gauthier	2,000	44,854

R. Girling	673,487	N/A

S.B. Jackson	39,000	76,964

P.L. Joskow	5,000	25,956

J. MacNaughton	50,000	29,912

D. O'Brien	54,549	48,185

P. Rosput Reynolds (joined November 30, 2011)	2,500	334

W. T. Stephens	1,800	14,673

D.M.G. Stewart	13,801	16,249

R.E. Waugh (joined February 1, 2012)	19,370	N/A

Notes

•
The value of a DSU is tied to the value of TransCanada's common shares. A DSU is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to vote or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem DSUs until the director ceases to be a member of the Board. Upon ceasing to be a member of the Board, Canadian directors may redeem their units for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.
•
Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through the exercise of stock options that are vested under the stock option plan, which is described in the CD&A attached to this AIF at Schedule F. Directors as such do not participate in the stock option plan. Mr. Girling, as an employee of TCPL, has the right to acquire 592,210 common shares under vested stock options, which amount is included in this column.
•
Mr. Girling is an employee of TCPL and participates is the Company's executive share unit program; he does not participate in the DSU program.
•
Mr. Stewart's holdings include 1,789 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

62    TransCanada PipeLines Limited

Compensation of directors

Approach

Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our common shares.

Director compensation is not based on corporate performance, but the Board follows a formal performance assessment process to ensure director effectiveness and encourage director engagement.

The Governance Committee reviews director compensation at least once a year, and makes its compensation recommendations to the Board for review and approval. Recommendations take into consideration the time commitment, duties and responsibilities of the directors, and director compensation practices at comparable companies.

Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors' costs according to a management services agreement between the two companies.

Benchmarking

Director compensation is benchmarked against two comparator groups. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors.

Towers Watson conducts an independent review of director compensation every year, and prepares a report on compensation paid by our comparator companies. The Governance Committee refers to the report when conducting its compensation review.

Minimum share ownership guidelines

The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must now hold at least six times their annual cash retainer in common shares or DSUs within five years of joining the Board. The minimum was increased from five times in October 2011, to reinforce the importance of share ownership and more closely align directors' interests with those of shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect the director to attain the minimum threshold within a reasonable amount of time set by the Governance Committee.

As President and CEO, Mr. Girling must meet our CEO share ownership requirements under the executive share ownership guidelines. Mr. Girling meets these ownership requirements (see the Aligning the interest of executives and Shareholders of the CD&A for details).

As of February 13, 2012, all of our directors had met the share ownership requirements, except for Ms. Reynolds who was appointed to the Board on November 30, 2011 and has five years from her appointment date to meet the requirements.

Share unit plan for non-employee directors

DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

2011 Annual information form    63

We introduced a DSU plan for directors in 1998 that allows them to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance Committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2011.

Directors redeem their DSUs when they retire from the Board. Canadian directors can redeem their DSUs for cash or shares at the market price. U.S. resident directors can only redeem their DSUs for cash.

Further information regarding director compensation can be found in the Director compensation discussion and analysis section of the Information Circular.

Director compensation table

The following table sets forth the total compensation paid by TCPL to directors in 2011.

Name	Fees Earned(1) ($)	Share-based Awards(2) ($)	All Other Compensation ($)	Total ($)

K.E. Benson	123,000	85,000	–	208,000

D.H. Burney	115,500	85,000	–	200,500

W.K. Dobson	112,500	85,000	–	197,500

E.L. Draper	129,000	85,000	–	214,000

P. Gauthier	117,000	85,000	–	202,000

K. Hawkins (retired April 29, 2011)	52,500	42,500	–	95,000

S.B. Jackson(3)	202,500	230,000	37,240	469,740

P.L. Joskow	114,000	85,000	–	199,000

J.A. MacNaughton	129,000	85,000	–	214,000

D.P. O'Brien	106,500	85,000	–	191,500

Paula Rosput Reynolds (joined November 30, 2011)	9,087	6,261	–	15,348

W.T. Stephens	129,000	85,000	–	214,000

D.M.G. Stewart	109,500	85,000	–	194,500

R.E. Waugh (joined February 1, 2012)	–	–	–	–

Notes

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.
•
Share-based awards include the portion of the board retainer ($85,000) and the board chair retainer ($230,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2011.
•
In 2011, Mr. Jackson was reimbursed $31,675 for third-party office and other expenses, and received a reserved parking space valued at $5,545.

64    TransCanada PipeLines Limited

Retainers and fees paid to directors

Directors receive annual retainers, meeting fees and, in some cases, travel fees. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is an employee of TransCanada and is compensated in his role as President and CEO, and does not receive any director compensation.

Both the annual board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

Board Chair retainer	$410,000 per annum ($180,000 in cash + $230,000 value of DSUs)(1)(2)

Board Chair meeting fee	$3,000 per Chaired Board meeting(1)

Board retainer	$155,000 per annum ($70,000 cash + $85,000 value of DSUs)(2)

Committee retainer	$5,500 per annum

Committee Chair retainer	$12,000 per annum

Board and Committee meeting fee	$1,500 per meeting

Committee Chair meeting fee	$3,000 per meeting

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter.

In 2011, three directors chose to receive 100% of their retainer and meeting and travel fees in DSUs:

  •
  Kevin E. Benson

  •
  E. Linn Draper, and

  •
  S. Barry Jackson.

2011 retainers and fees

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2011 as at the date of the grant, unless otherwise stated. Mr. Girling, as an employee of TCPL, receives no cash fees or DSUs as a director.

Name	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Board Meeting Fee ($)	Committee Meeting Fee(1) ($)	Travel Fee ($)	Strategic Planning Sessions ($)	Total Fees Paid in Cash ($)	Total Value of DSUs Credited(2) ($)	Total Cash & Value of DSUs Credited(3) ($)

K.E. Benson	70,000	11,000	12,000	12,000	15,000	1,500	1,500	–	208,000	208,000

D.H. Burney	70,000	11,000	–	10,500	15,000	7,500	1,500	115,500	85,000	200,500

W.K. Dobson	70,000	11,000	–	10,500	12,000	7,500	1,500	112,500	85,000	197,500

E.L. Draper	70,000	11,000	12,000	10,500	15,000	9,000	1,500	–	214,000	214,000

P. Gauthier	70,000	11,000	–	10,500	15,000	9,000	1,500	82,000	120,000	202,000

K. Hawkins	35,000	5,000	–	3,000	6,000	3,000	–	–	95,000	95,000

S.B. Jackson	180,000	–	–	–	–	1,500	3,000	–	432,500	432,500

P.L. Joskow	70,000	11,000	–	–	15,000	6,000	1,500	114,000	85,000	199,000

J.A. MacNaughton	70,000	11,000	12,000	12,00	15,000	9,000	1,500	129,000	85,000	214,000

D.P. O'Brien	70,000	11,000	–	–	12,000	1,500	1,500	36,500	155,000	191,500

P. Rosput Reynolds (joined November 30, 2012)	6,087	–	–	–	–	1,500	–	1,500	13,848	15,348

W.T. Stephens	70,000	11,000	12,000	–	15,000	9,000	1,500	103,200	110,800	214,000

D.M.G. Stewart	70,000	11,000	–	–	15,000	1,500	1,500	109,500	85,000	194,500

R.E. Waugh (joined February 1, 2012)	–	–	–	–	–	–	–	–	–	–

Notes

2011 Annual information form    65

•
Board meeting fees for Mr. Jackson includes the $3,000 fee for each Board meeting he chaired. Mr. Benson chaired the July 28, 2011 meeting in Mr. Jackson's absence and received the Board Chair meeting fee of $3,000.

•
Committee meeting fees for Ms. Gauthier and Mr. Stephens includes $3,000 in fees they received for attending two special Audit Committee meetings as guests.

•
DSUs credited includes the minimum portion of the board retainer paid in DSUs ($230,000 for the Chair and $85,000 for the other directors) plus the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2011. DSUs were paid quarterly based on $39.31, $42.35, $42.54 and $44.53, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2011.

•
Total cash and DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL Boards.

66    TransCanada PipeLines Limited

Schedule E

Compensation governance

The Board, the Human Resources Committee and the Governance Committee are responsible for the integrity of our compensation governance practices.

Human Resources Committee	Governance Committee
• W. Thomas Stephens (Chair)	• John A. MacNaughton (Chair)
• Wendy K. Dobson (retires April 27, 2012)	• Kevin E. Benson
• Paule Gauthier	• Derek H. Burney
• S. Barry Jackson	• S. Barry Jackson
• David P. O'Brien (retires April 27, 2012)	• Paul L. Joskow
• Paula Rosput Reynolds	• David P. O'Brien (retires April 27, 2012)
• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for the review and analysis of compensation matters and for making any recommendations. Both committees are 100% independent.

2011 Annual information form   67

Expertise

Human resources and executive compensation
The Human Resources Committee is responsible for executive compensation. It consists of six independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

All of the members (including the committee Chair) have experience as members of human resources or compensation committees of other public companies. Mr. Stephens, the committee Chair, has served as Chair of the compensation committee of two other public companies in addition to TCPL. Mr. Jackson has also served as the Chair of the compensation committee for several public companies.

Four members bring additional insight to the role and performance of the chief executive officer because of their own experience in that role at various companies in the oil and gas, forest and paper products and insurance industries.

As a former chief executive officer of four public companies, Mr. Stephens has experience working with boards and compensation consultants to design appropriate compensation programs. Mr. O'Brien has also directly handled compensation matters as a former chief executive officer of two public companies. Ms. Reynolds was the chief executive officer of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has direct experience in designing detailed performance-based goals for executives. As a former chief executive officer of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Ms. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Ms. Dobson was a member of the 1994 TSX Committee on Corporate Governance in Canada (also known as the Dey Commission), which pioneered corporate governance in Canada and produced best practice guidelines including compensation policies and practices.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
The Governance Committee is responsible for director compensation and risk oversight. It consists of seven independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Five of the members are currently or have been members of human resources or compensation committees of other public companies. Each of these five members also has experience as chief executive officer of one or more public companies which has provided each of them with experience in oversight of and direct involvement in compensation matters.

You can find specific details about each director's background and experience in the director profiles in the Business of the Meeting — The nominated directors section of the Information Circular and in the Audit Committee section of this AIF. More information about the committees is available in Schedule B to this AIF under the heading Board Committees.

68   TransCanada PipeLines Limited

Compensation Oversight
Compensation oversight includes ensuring executives and directors are compensated fairly, without incurring undue risk to TCPL's business and operations.

The Board reviews our compensation policies and practices every year and considers the related risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources Committee and the Governance Committee.

The compensation policies and practices implemented by the Board to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks are highlighted below.

Multi-year strategic plan
We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and physically execute new asset investment programs
•
cultivate a focused portfolio of high quality development options, and
•
maximize our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are used when making compensation decisions. At the end of each year, the Board assesses our performance against the corporate objectives to determine the adjustment factor to be used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership align with our corporate objectives and reflect performance areas that are specific to each role when it determines his or her total direct compensation.

Compensation philosophy
We have a formal compensation philosophy to guide compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term incentive and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see the CD&A attached to this AIF at Schedule F for details).

Our executive compensation is also designed to minimize risk as a significant portion of total direct compensation is delivered as variable or at-risk compensation. See the CD&A attached to this AIF at Schedule F for the pay mix for each named executive.

2011 Annual information form   69

Executive compensation structured to manage risk

The Human Resources Committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly, and in a way that does not incur undue risk to TCPL or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a two-step review process for all compensation matters, reviewing and discussing items at an initial meeting before approving them at a subsequent meeting.
•
Benchmarking to ensure fairness: Director and executive compensation are reviewed every year, and benchmarked against comparator groups to assess competitiveness and fairness.
•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis that shows the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.
•
Independent advice: Management uses an external compensation consultant to conduct a competitive compensation review every year for all executive positions. This provides the committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance. The committee has also retained its own external consultant to advise it on human resources matters. While this individual is from the same consulting firm as management's consultant, TCPL and the consulting firm have taken a number of steps to maintain the consultant's independence (see below for details).
•
Emphasis on long-term incentives: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include ESUs and stock options – both incentive plans encourage value creation over the long term and align executives' interests with those of our shareholders.
•
Pre-established objectives: The Board approves pre-established individual and corporate performance objectives every year for each member of the executive leadership team. These are used to assess their performance and compensation, and each executive agrees to these objectives as set out in their annual performance agreement and scorecard.
•
Performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.
•
Fixed limits on variable compensation payments: Short-term incentive payouts can be adjusted from target up to a maximum factor of 2.5 for individual performance and 1.2 for corporate performance. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.
•
Discretion: The Board completes a formal assessment, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances.

70   TransCanada PipeLines Limited

Policies and guidelines to manage risk
The Governance Committee, the Human Resources Committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•
Share ownership requirements: We implemented share ownership requirements for both directors and executives in 2003 reflecting the Board's view that directors and executives can best represent the interests of shareholders more effectively if they have a significant investment in TCPL.
•
Hedging prohibited: In 2011, the Governance Committee amended our trading policy for employees and insiders to include an anti-hedging policy. It prohibits executives and directors, and any others they designate, from purchasing financial instruments designed to hedge or offset a decrease in the market value of equity securities granted as compensation. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.
•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TCPL for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from a sale of TransCanada securities during the 12 months following the issue of the misstated financial statements.
•
Say on pay: We have implemented a non-binding advisory shareholder vote on our approach to executive compensation. We held say on pay votes at our annual shareholder meetings in 2010 and 2011, and both advisory votes were approved by more than 86% of shareholders who voted at the meetings. These results show that shareholders find our approach to executive compensation acceptable.
•
Code of business ethics: We have codes of business ethics for both directors and employees. These codes incorporate principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:

•
we have the proper practices in place to effectively identify and mitigate potential risk, and
•
TCPL's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

2011 Annual information form   71

External Consultant
TCPL first retained Towers Watson in 2002 to provide human resources consulting services to management.

In 2006, the Human Resources Committee retained an individual consultant from Towers Watson as its advisor on human resource matters. This consultant provides independent advice to the committee to support its compensation review and decision-making, but the committee is responsible for making its own decisions and recommendations to the Board. The committee chose this individual because it believed it would receive candid, direct, independent and quality advice, based on her reputation in the marketplace. Given the quality of the executive compensation advisory services provided by the consultant, the committee has chosen to renew the consultant's engagement each year.

TCPL and Towers Watson have taken several steps to maintain the independence of the external consultant. This includes ensuring that the consultant's pay is not directly affected by any change in services provided to management or the Board committees. The consultant:

•
is not the client relationship manager
•
is not involved in any client development activities related to increasing consulting services to us
•
only provides services to the Human Resources Committee, and
•
has limited interactions with management unless they specifically relate to matters for the committee's review or approval.

The Human Resources Committee created a mandate for the consultant that includes:

•
advising on compensation levels for the CEO
•
assessing the CEO's recommendations on the compensation of the other named executives
•
attending all of its committee meetings (unless otherwise requested by the committee Chair)
•
providing data, analysis or opinion on compensated-related matters requested by the committee or its Chair, and
•
reporting to the committee on all matters related to executive compensation.

The Human Resources Committee reviews the consultant's mandate and the overall relationship with Towers Watson every year, including all projects and the fees charged. The table below shows the fees paid to Towers Watson in 2010 and 2011.

Executive compensation-related fees

Towers Watson	2011	2010

Consultant services to the Human Resources Committee	$164,003	$125,000

Consulting to Human Resources management
• compensation market data on executives and non-executives	197,000	220,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,278,358	1,850,000
Consulting to the Governance Committee
• preparing an annual report on director compensation	32,000	30,000

All other fees	–	–

Total fees	$2,671,361	$2,225,000

72   TransCanada PipeLines Limited

Schedule F

Executive compensation discussion and analysis (CD&A)

EXECUTIVE SUMMARY
TransCanada's vision is to be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages.

TransCanada's strategy for growth and value creation has four key elements:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and physically execute new asset investment programs
•
cultivate a focused portfolio of high quality development options, and

•
maximize our competitive strengths.

We have focused on steady and consistent implementation of our strategy since establishing it in 2000. The fundamentals of that strategy remain the same.

Our compensation package 'pays for performance' by rewarding executives for delivering strong results that meet our corporate objectives and support our overall strategy.

This Compensation discussion and analysis (CD&A) explains our executive compensation program, our 2011 performance, the performance assessment by the Human Resources Committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and Chief Executive Officer (CEO)
•
Donald R. Marchand, Executive Vice-President and Chief Financial Officer (CFO)
•
Alexander J. Pourbaix, President, Energy and Oil Pipelines
•
Gregory A. Lohnes, President, Natural Gas Pipelines, and
•
Donald M. Wishart, Executive Vice-President, Operations and Major Projects.

The named executives and three other executive vice-presidents make up our executive leadership team.

Performance highlights
We performed well in 2011 with an increase in comparable earnings per share of 13% compared with 2010 and a 10% year-over-year increase in funds generated from operations. We continued to execute our significant capital program, bringing into service large capital projects including the Wood River/Patoka and Cushing Extension sections of the Keystone oil pipeline system, the Guadalajara and Bison natural gas pipelines, the Coolidge generating station, and the Montagne-Sèche and phase one of the Gros-Morne wind farms.

We advanced the $4.8 billion refurbishment and restart of two reactors at the Bruce Power nuclear facility in Ontario. Our expected net capital cost of the project is $2.4 billion. Subject to regulatory approval, Unit 2 and Unit 1 are expected to begin commercial operations in the first quarter and the third quarter of 2012, respectively.

We continued to enhance the value of our natural gas pipeline business by advancing projects that will transport natural gas supply from shale basins in northeastern British Columbia and Alberta. In our oil pipeline business, we secured commercial support for extensions and expansions of Keystone XL to transport crude oil from Hardisty, Alberta to Houston, Texas. We also have customer support to provide service for U.S. produced crude oil sourced from the Bakken shale play in Montana and North Dakota (Bakken Marketlink), and from Cushing, Oklahoma (Cushing Marketlink).

In our power business, we executed an agreement for the purchase of nine Ontario solar projects, with a combined capacity of 86 MW, for approximately $470 million that are expected to come into service between late 2012 and mid-2013.

The year was not without challenges with the denial of our Keystone XL Presidential Permit, operational start-up issues on several projects, uncertainty regarding the outcome of the decision of the National Energy Board (NEB) on our comprehensive toll restructuring application for the Canadian Mainline, uncertainty regarding the ultimate resolution of the capacity pricing issues in New York, and the Sundance A power purchase arrangement (PPA) arbitration.

2011 Annual information form   73

Delivery of strong financial results and a disciplined approach to quality and cost schedule as well as capital investment, however were recognized in record share performance. Our total shareholder return for 2011, including dividends paid, was 22%. We believe we are well positioned to build on our track record of strong and sustainable earnings, cash flow and dividends to deliver attractive and sustainable returns to shareholders over the long-term.

Compensation highlights
The Human Resources Committee and Board made the following executive compensation decisions in 2012:

•
Our named executives received increases in base salary to ensure salaries continue to align with the competitive market and to recognize proficiency in the role. The average annual increase was 7%. Named executives who are new to the role received an average increase of 15% to reflect progression relative to the guideposts.
•
The committee and the Board concluded that overall, notwithstanding the challenges outlined above, TransCanada exceeded its performance objectives. After considering these performance results and the relative weighting of each (50% on financial results and 50% on operational, growth and other business considerations), they assigned a corporate adjustment factor (CAF) of 1.05. The CAF is used in the formula to determine short-term incentive awards for our named executives.
•
Long-term incentives were awarded based on the Board and committee's assessment of each named executive's individual performance and potential to contribute to TransCanada's future success. Actual long-term incentive awards to our named executives were above the target award levels. Long-term incentives in 2012 were allocated 50% each to ESUs and stock options.
•
The 2009 ESU grant payout was assigned a performance multiplier of 110%, reflecting overall performance above target against pre-established objectives over the performance period. Our named executives realized 168% of the original grant value awarded in 2009.

See compensation decisions in 2012 for more information.

74   TransCanada PipeLines Limited

Compensation vs. financial performance
The chart below compares the results of our key financial metrics for the last five fiscal years, to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESUs and stock options.

Note

•
Funds generated from operations and comparable earnings per share are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix A.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2007	2008	2009	2010	2011

Total direct compensation awarded to the named executives (as a percentage of comparable earnings)	1.4%	1.4%	1.4%	1.1%	1.1%

2011 Annual information form   75

Compensation vs. total shareholder return
Our total shareholder return (TSR) has tracked favourably against the S&P/TSX Composite Index over the last five years, delivering an annual compound return of 6.1% compared to 1.3% for the Index.

The chart below illustrates TSR as the change in value of an initial investment of $100 in TransCanada shares on December 31, 2006, assuming reinvestment of dividends, and compares it to the return of the S&P/TSX Composite Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value will be directly affected by any change in the price of our common shares.

We experienced record share price levels in 2011 and expect to continue to deliver superior returns to our shareholders.

At Dec. 31	2006	2007	2008	2009	2010	2011	Compound annual growth

TRP	$100	$103.30	$87.70	$100.30	$110.00	$134.40	6.1%

TSX	$100	$109.80	$73.60	$99.40	$116.90	$106.70	1.3%

76   TransCanada PipeLines Limited

Program changes
In 2011, the Board approved and implemented a number of changes to the executive compensation program:

•
base salaries are now determined within a range where guideposts are aligned with reference to median base salary levels in our comparator group, and
•
formal target awards have been introduced for the short and long-term incentive plans (these changes are discussed in more detail under the individual components).

In 2012, the Board approved four changes to the long-term incentives which go into effect beginning this year. The Board:

•
adjusted the weighting of the long-term incentive award for our executive leadership team so that 50% of the grant value is allocated each to ESUs and stock options
•
changed the stock option valuation methodology. The Binomial valuation model will now be used to calculate TransCanada's accounting value, which will be used for both compensation and financial reporting purposes
•
adopted relative total shareholder return (TSR) as the single performance measure under the ESU plan, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%, and
•
amended the retirement provisions under the ESU and stock option plans:
•
unvested ESUs at the time of retirement will continue to mature and the final award will be prorated for the period of employment up to the retirement date, and
•
stock options will continue to vest beyond the retirement date in accordance with the terms of the stock option plan, rather than vest immediately on the date of retirement.

The Board reviewed the measures under the ESU plan and decided to adopt relative TSR as the single performance measure because it:

•
eliminates the duplication of measures under the short-term incentive plan and increases the alignment between executive compensation levels and shareholder results, and
•
aligns more closely with market practices.

The Board believes these changes ensure the executive compensation program continues to align with the interests of shareholders and customers, strengthen the link between pay and performance, align with market practices in executive compensation and engage and retain executives. These changes went into effect for the long-term incentive awards granted to the named executives in early 2012.

2011 Annual information form   77

APPROACH
TransCanada's executive compensation program is structured to meet four key objectives:

•
provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
•
offer a level and type of compensation that is competitive with the market
•
align executives' interests with those of our shareholders and customers, and
•
attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources Committee and the Board, and takes into account market data, input from the CEO and independent advice from an external consultant to the committee.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

78   TransCanada PipeLines Limited

Management analysis

Assessing the market
The committee and the Board recognize the importance of retaining executive talent for business continuity, managing stakeholder relationships, succession planning and achieving desired short and long-term corporate performance.

With the assistance of its external consultant, management analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies to stay competitive with the market (see Benchmarking, below).

In addition to considering external market data when determining compensation levels, the committee and Board also consider compensation relative to other executives. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, which include a combination of financial measures and operational, growth and other business considerations in weightings approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. Objectives are aligned with the annual corporate objectives and reflect key performance areas of the role. The CEO's objectives include a corporate performance scorecard, personal objectives and leadership priorities. Objectives for the other named executives include a functional area or business scorecard for their role, as well as personal objectives and leadership priorities.

Recommendation
The committee and the Board assess the performance of the CEO. The CEO assesses the performance of his direct reports, including the other four named executives, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and the other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period, and not on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. This includes ESUs, stock options or other forms of compensation. The committee believes that reducing or limiting grants or awards based on prior gains would unfairly penalize the executive and could detract from the incentive to continue to deliver strong performance. Similarly, it does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years.

Approval
The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

2011 Annual information form   79

Benchmarking
We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Management reviews the comparator group with its external consultant every year. The committee reviews and approves the comparator group every year.

Our 2011 comparator group consists of 25 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility

BP Canada Energy Company	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Resources	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	FortisBC Energy Inc.
ExxonMobil Canada	Kinder Morgan Canada Inc.
Husky Energy Inc.	Spectra Energy Corporation (Canada)
Imperial Oil Ltd.	TransAlta Corporation
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of these companies have capital intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industry.

Profiles At December 31, 2010	TransCanada	Comparator group

Industry	North American pipelines,	North American pipelines, power, utilities
	power	Canadian oil and gas

Location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$8.1 billion	$6.1 billion	$14.3 billion

Market capitalization at December 31, 2011 (Monthly closing price of common shares × common shares outstanding for the most recent quarter)	$31.3 billion	$18.7 billion	$36.3 billion

Assets	$46.8 billion	$13.1 billion	$26.7 billion

Employees	4,209	2,433	4,675

80   TransCanada PipeLines Limited

We benchmark each named executive position against similar positions in the comparator group. Competitive market data on the comparator group gives the committee and the Board an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components for more information about total direct compensation.

2011 Annual information form   81

Aligning the interests of executives and shareholders
We have share ownership requirements for executives to align their interests with those of our shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice Presidents	2x

Senior Vice Presidents	1x

Certain Vice Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible shares and unvested ESUs to meet the requirements within the limits set out below:

% of executive's total share ownership

Eligible shares • TransCanada shares • Units of any TransCanada sponsored limited partnership	50% or more

Unvested ESUs	up to 50%

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

In 2010, the committee increased the minimum requirement for the CEO from three times to four times base salary, and introduced a requirement for executives to 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

All of the named executives met their share ownership requirements in 2011. See the executive profiles for their current ownership.

82   TransCanada PipeLines Limited

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation we offer. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to the company
•  align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term if performance conditions are met	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives

	stock options	• seven-year term • one-third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites.

2011 Annual information form   83

Fixed compensation

Base salary
Base salaries for executive positions are managed within a range where guideposts are aligned with reference to median base salary levels in our comparator group. Management conducts a competitive market compensation review with its external consultant every year to align the base salary structure with the market and ensure that guideposts are generally aligned with market median pay levels.

Actual base salaries are determined on a sliding scale of ±10% around the guidepost. Increases in base salary for the named executives are based on their performance, the competitive market data and compensation relative to other executives. Base salary adjustments typically go into effect on March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive:

	Short-term incentive target	Long-term incentive target range (% of base salary)
	(% of base salary)	minimum	target	maximum

President & Chief Executive Officer (Russell K. Girling)	100%	225%	275%	325%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	150%	200%	250%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	200%	250%	300%

President, Natural Gas Pipelines (Gregory A. Lohnes)	65%	150%	200%	250%

Executive Vice-President, Operations & Major Projects (Donald M. Wishart)	65%	150%	200%	250%

84   TransCanada PipeLines Limited

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. The plan provides annual cash payments to our named executives based on a formula that takes into account:

•
base salary and the market-competitive, short-term incentive target (percentage of base salary) for each role
•
individual contributions and achievements – expressed through an individual performance adjustment factor (PAF) determined for each named executive, and
•
corporate performance against objectives – expressed as the corporate adjustment factor (CAF).

Short-term incentive awards are provided in a single lump sum cash payment in March following the performance year.

Individual performance
Each named executive's annual performance is assessed relative to performance standards and objectives established at the beginning of each year. An individual PAF between 0 and 2.0 is approved by the Board. An individual PAF between 2.0 and 2.5 may be approved in exceptional circumstances where the executive made a very significant contribution to a transformational corporate achievement. Awards are calculated based on the named executive's base salary in effect on December 15 of the performance year. The committee and Board can use discretion to adjust the calculated amounts where circumstances warrant.

Performance level	Individual PAF range	Description

Exceeds most or all standards plus transformational event	2.1 - 2.5	Awarded in exceptional circumstances Reflects extraordinary achievement with a significant transformational impact on the company

Exceeds most or all standards	1.8 - 2.0	Tangible contributions to the business with several examples that had a significant impact beyond normal expectations

Exceeds some standards	1.4 - 1.7	Fully satisfactory effort with contributions beyond normal expectations

Meets standards	0.9 - 1.3	Fully satisfactory effort and met all performance expectations

Standards not met	0 - 0.8	Future success depends on improving level of performance – no payout

Corporate performance
A CAF of 0 to 1.2 is approved by the Board based on corporate performance against objectives established at the beginning of each year. We expect the CAF to fall between 0.8 and 1.2 in most years. The assessment is based 50% on our financial performance, and 50% on operational, growth and other business considerations.

Performance level	CAF range	Description

Exceeds most or all standards and/or a transformational corporate event is achieved	1.11 - 1.20	Exceptional business results with several examples that had a significant impact beyond normal expectations and/or a corporate event that had a transformational impact

Exceeds some standards	1.01 - 1.10	Fully satisfactory results Met or exceeded all material performance standards, with several examples of significant positive business outcomes

Meets standards	1.00	Fully satisfactory results, and met all performance expectations

Some standards not met	0.50 - 0.99	Did not meet some expectations Satisfactory performance but partial payout is appropriate

Standards not met	Below 0.50	Unacceptable performance – no payout

2011 Annual information form   85

Long-term incentive
Each executive role is assigned a target and an associated range for the long-term incentive award, expressed as a percentage of base salary. Each year, the committee and the Board grant long-term incentive awards to the named executives based on their assessment of individual performance and potential to contribute to TransCanada's future success. Starting in 2012, the long-term incentive award to our executive leadership team is allocated 50% each to ESUs and stock options. It was previously allocated 75% to ESUs and 25% to stock options.

Executive share units
These are notional share units granted under the ESU plan.

ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period, depending on how well we perform against targets that are established at the beginning of the performance period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs at vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the vesting date. Starting with the 2012 ESU award, we will use a 20-day weighted average to calculate the valuation price on the vesting date.

•
Performance multiplier

  Starting in 2012, the committee and the Board approved a change to the ESU plan to adopt relative TSR as the single performance measure and adjust the vesting range to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

The performance multiplier is determined based on the guidelines in the table below. Relative TSR is calculated using the 20-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the following ESUs vest for payment

At or below the 25th percentile of the ESU peer group (threshold)	50% of ESUs vest	We calculate the number of ESUs that vest using a straight-line interpolation if performance is between:

At the 50th percentile of the ESU peer group (target)	100% of ESUs vest	• threshold and target, or • target and maximum

At or above the 75th percentile of the ESU peer group (maximum)	150% of ESUs vest

Prior to 2012, ESU awards were granted with multiple measures and relative weightings (see Payout of 2009 executive Share unit award for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extenuating circumstances.

In 2011, the committee and Board also amended the retirement provision under the plan. Starting with the 2012 grant, unvested units will continue to mature according to the terms of the plan rather than be paid out on a pro-rated basis at the time of retirement. The final award will be prorated for the period of employment up to the retirement date.

86   TransCanada PipeLines Limited

Stock options
Shareholders first approved our stock option plan in 1995, and the plan was last approved in 2010. We are required by the TSX to bring the plan to shareholders for approval every three years.

Under the terms of the plan, no participant can be awarded more than 20% of the total number of stock options granted in a given year. See Equity compensation plans for the restrictions on granting stock options to insiders.

Vesting
The vesting schedule and term depend on when the options were granted.

Stock options granted	Term	Vesting

After January 1, 2003	7 years	One third each year, beginning on the first anniversary of the grant date

Before January 1, 2003 (last grant expires in 2012)	10 years	One quarter immediately on the grant date, then one quarter each year, beginning on the first anniversary of the grant date

Certain executives are limited to trading TransCanada shares and stock options in four approved annual windows known as "open trading windows". If the expiry date of a stock option does not fall during an open trading window, or falls during the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens.

Exercising options
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our common shares exceeds the exercise price at the time they exercise the options.

2011 Annual information form   87

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is unable to manage their affairs.

The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•
clarify an item
•
correct an error or omission
•
change the vesting date of an existing grant, or
•
change the expiry date of an outstanding option to an earlier date.

In 2011, the committee and Board amended the retirement provision under the plan. Starting with the 2012 grant, outstanding stock options will continue to vest beyond the retirement date rather than vest immediately on the date of retirement. These stock options will expire on the original expiry date set by the committee or three years from the date of retirement (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval.

The committee cannot make any amendments to the plan that adversely affect the holder's rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

•
increasing the number of shares available for issue under the plan
•
lowering the exercise price of a previously granted option

•
canceling and reissuing an option, or
•
extending the expiry date of an option.

88   TransCanada PipeLines Limited

Retirement benefits

Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of service. All of the named executives participate in the DB plan.

Participants can normally retire when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual cash bonus up to a pre-established maximum, expressed as a percentage of base salary. This is 100% for the CEO and 60% for the other named executives, as determined by TransCanada. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in an employee's highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,647 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $166,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8% per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalent from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

2011 Annual information form   89

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act. Currently there are approximately 500 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $166,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year, calculated as though the plan were terminating at the beginning of the calendar year.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•
monthly pension for life, and 60% is paid to the spouse after the employee dies, or
•
if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•
increasing the percentage of the pension value that continues after they die
•
adding a guarantee period to the pension, or
•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Effective January 1, 2012, subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his discretion

•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,545, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their job.

90   TransCanada PipeLines Limited

COMPENSATION DECISIONS IN 2012
The Board made a number of compensation decisions in 2012: base salary adjustments, short-term incentive awards for performance in 2011 and long-term incentive awards to recognize potential contributions to TransCanada's future success. You can find more details in the executive profiles starting on page 80.

The Board also determined the performance multiplier for the 2009 ESU awards to calculate the number of units that would vest for payment for the three-year performance period ended December 31, 2011 (see Payout of 2009 Executive Share unit award for details).

Base salary
Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to market median levels. To ensure continued alignment with the market and recognize proficiency in their role, the committee and Board awarded moderate base salary increases in 2012 to Mr. Pourbaix and Mr. Lohnes. Their average increase was 3%. Mr. Girling and Mr. Marchand, who are relatively new to their roles, received an average increase of 15% to reflect progression relative to the guideposts. Base salary adjustments go into effect on March 1, 2012.

Short-term incentive
Short-term incentives were determined in February 2012 for performance in 2011, based on individual and corporate performance. The Board also approved our 2012 annual corporate objectives, which continue to focus on financial, growth and operational results that support our core strategies.

The Board viewed 2011 as a transition year for Mr. Girling considering his appointment to President and CEO in 2010. The Board determined that his total short-term incentive award would reflect his excellent progression and performance in his position in the context of the overall corporate performance as well as relevant market data and that an individual PAF and the CAF would not apply.

Individual performance
Each named executive's individual PAF was determined based on performance against targets established at the beginning of the year. You can find more details in the executive profiles that follow.

Corporate performance
The 2011 CAF was based 50% on our financial performance, and 50% on operational, growth and other business considerations. The tables below show our objectives and results for 2011.

After considering these performance results, the Board assigned a CAF of 1.05, which is above target. This rating provided context for the 2011 short-term incentive award for all employees.

2011 Annual information form   91

Financial (50% weighting)
You can find definitions of these terms and more information about our financial and business performance in our 2011 MD&A (on www.transcanada.com and www.sedar.com).

Key financial measures ($Cdn, in millions)	objectives	2011 results	2010 results	2009 results

Comparable earnings	1,440	1,565	1,361	1,325

Funds generated from operations	3,226	3,663	3,115	3,080

Comparable earnings before interest and taxes	2,984	3,278	–	–

Key per share measures ($Cdn)

Comparable earnings per share – Basic	2.05	2.23	1.97	2.03

Funds generated from operations per share – Basic	4.60	5.22	4.51	4.72

Notes

•
We calculate comparable earnings per share and funds generated from operations per share using the weighted average number of TransCanada shares outstanding: 702 million in 2011, 691 million in 2010 and 652 million in 2009.

•
2010 results for funds generated from operations exclude the impact of the Keystone bonus depreciation.

•
Comparable earnings before interest and taxes was not considered a key financial measure in 2010 or 2009.

•
Comparable earnings, funds generated from operations, comparable earnings before interest and taxes, comparable earnings per share and funds generated from operations per share are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix A.

We exceeded all financial objectives that were set at the beginning of 2011. Higher power prices in Alberta were the primary driver for increased net income and earnings per share against objectives. Higher funds generated from operations and funds generated from operations per share are a result of higher earnings. These increases were partially offset by lower revenues for the Ravenswood generating station as a result of the treatment of capacity market orders in New York.

The Board took into consideration in its determination that the financial results included amounts related to the Sundance A PPA arbitration and Keystone XL that are subject to continuing uncertainty. The Board determined that TransCanada's 2011 financial performance exceeded expectations.

92   TransCanada PipeLines Limited

Operational, growth and other business considerations (50% weighting)

Core strategies	Results in 2011

Maximize the full-life value of TransCanada's infrastructure assets and commercial positions	• Continued to advance pipeline development projects on the Alberta System to transport new natural gas supply from the Horn River and Montney shale basins in northeastern British Columbia as well as the Deep Basin in Alberta.
• Achieved a settlement with GTN customers in lieu of filing a rate case.
• Challenges:
• filed a comprehensive application with the National Energy Board (NEB) to change the business structure and the terms and conditions of service for the Canadian Mainline to address tolls for 2012 and 2013. The NEB decision is not expected until late in 2012 or early in 2013.
• uncertainty regarding the ultimate resolution of the capacity pricing issues in New York and the Sundance A power purchase arrangement (PPA) arbitration.

Commercially develop and physically execute new asset investment programs	• Achieved full commercial operations of the Keystone oil pipeline system.
•  Placed in service:
•  the Keystone oil pipeline system from Wood River and Patoka in Illinois and Steele City, Nebraska to Cushing, Oklahoma
•  the US$360 million Guadalajara pipeline, which transports natural gas from Manzanillo to Guadalajara in Mexico
•  the US$630 million Bison pipeline which delivers natural gas from the Powder River Basin in Wyoming
•  the US$500 million Coolidge generating station capable of producing 575 MW, and
•  the Montagne-Sèche and phase one of the Gros-Morne wind farms, capable of producing 159 MW of renewable energy.
•  Continued to progress the $4.8 billion refurbishment and restart of two reactors at the Bruce Power nuclear facility in Ontario. Our expected net capital cost of the project is $2.4 billion. Subject to regulatory approvals, Unit 2 and Unit 1 are expected to begin normal commercial operations in the first quarter and third quarter of 2012, respectively.
•  Challenges:
• experienced operational startup issues on Keystone, Bison and Cartier.

Cultivate a focused portfolio of high quality development options	• Secured commercial support:
•  for an extension and expansion of Keystone XL to provide crude oil transportation service from Hardisty, Alberta to Houston, Texas, and
•  for projects to provide crude oil transportation service for U.S. crude oil sourced from the Bakken shale play in Montana and North Dakota to Cushing, Oklahoma (Bakken Marketlink), and from Cushing to Port Arthur and Houston, Texas (Cushing Marketlink).
•  Executed an agreement for the purchase of nine Ontario solar projects, with a combined capacity of 86 MW, for approximately $470 million that are expected to come into service between late 2012 and mid-2013.
•  Reached a formal agreement to use an arbitration process to settle the dispute arising from the Ontario government cancellation of the Oakville generating station project. Pursuant to this agreement TransCanada expects to be appropriately compensated for the economic consequences associated with cancellation of the project.
•  Challenges:
• denial of Keystone XL Presidential Permit will require TransCanada to submit a revised application.

Maximize TransCanada's competitive strengths	• Met or exceeded safety targets. • Met or exceeded all asset reliability targets. • Managed non-flow through costs to below budget. • Maintained 'A' grade credit rating and a strong balance sheet.

2011 Annual information form   93

Long-term incentive
Long-term incentives were awarded in 2012 based on the Board's and committee's assessment of each named executive's individual performance and potential to contribute to TransCanada's future success. With the exception of Mr. Girling, actual long-term incentive awards granted to our named executives were all within the target award range. Mr. Girling's actual long-term incentive award was above the target award range, in recognition of his performance and contributions to delivering on our long-term strategy, and to reflect the continued progression of this total direct compensation to align with the competitive market.

Long-term incentives awarded in 2012 to our executive leadership team were allocated 50% each to ESUs and stock options. The long-term incentive mix for Mr. Girling in 2012 was allocated 55% to ESUs and 45% to stock options in order to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total numbers of options granted in a given year (see Mr. Girling's profile on page 81).

Executive share units
The committee and the Board approved a 2012 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR	100%	January 1, 2012 to December 31, 2014

You can find more information about our ESU plan on page 69.

Stock options
Starting in 2012, the committee and Board approved a new valuation methodology to determine stock option grants. We will use TransCanada's accounting value calculated using the Binomial valuation model, which is a generally-accepted valuation method for stock options. This value will be used for both compensation and financial reporting purposes.

The committee and Board approved a grant of stock options on February 17, 2012 at an exercise price of $41.95. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
a 20% volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 4.1%
•
a risk-free interest rate of 1.42%, and
•
an expected life of 5.9 years based on historical option exercise data.

94   TransCanada PipeLines Limited

PAYOUT OF 2009 EXECUTIVE SHARE UNIT AWARD
The ESU award granted in 2009 vested on December 31, 2011, and will be paid in March 2012. This award provided for vesting from 0 to 150% of units based on the Board's assessment of how well we performed against pre-established performance measures over the course of the three-year period.

The Board considered the following results as the basis for determining the value at vesting:

•
Targets for comparable earnings per share and funds generated from operations per share were set early in 2009 based on 617 million common shares outstanding. Later in 2009 we purchased the remaining 50% share of the Keystone oil pipeline project from ConocoPhillips and subsequently issued equity to fund construction of the pipeline. This equity issue was not contemplated when the 'per share' targets were set.

•
Actual adjusted performance shows the per share amounts adjusted to account for the equity issuance related to the Keystone oil pipeline project for the period the project was not in service (2009-2010). While the Actual performance for the comparable earnings per share measure was at the threshold performance level, the Actual adjusted performance shows that comparable earnings per share was at target.
•
For funds generated from operations per share, Actual performance shows that the target performance level was met. The Actual adjusted performance shows that this measure exceeded the maximum performance level.

		Performance level targets for 2009 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Actual adjusted performance

Absolute TSR	January 2009 to December 2011	11%	27%	40%	53.24%	–

Relative TSR against the peer group (see below) (based on $44.53, the closing price of TransCanada shares on the TSX at December 31, 2011)	January 2009 to December 2011	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P35	–

Earnings per share (comparable)	Cumulative annual results (2009 to 2011)	$6.21	$6.61	$7.02	$6.23	$6.57

Funds generated from operations per share (proportionate consolidation method)	Cumulative annual results (2009 to 2011)	$13.68	$14.77	$15.39	$14.76	$15.57

Notes

•
Targets for comparable earnings per share and funds generated from operations per share were set in 2009 based on 617 million common shares outstanding.

•
Actual comparable earnings per share and funds generated from operations per share were calculated using the following weighted average shares outstanding: 652 million in 2009, 691 million in 2010 and 702 million in 2011.

•
Actual comparable earnings per share and funds generated from operations per share have been adjusted to account for the additional equity issued in 2009. The adjusted weighted average shares outstanding were: 619 million in 2009 and 619 million in 2010. No adjustment was made for 2011 (702 million) since Keystone was in service in 2011.

2011 Annual information form   95

•
Comparable earnings per share and funds generated from operations per share are non-GAAP measures and do not have any standardized meanings prescribed by generally accepted accounting principles. You can find more information about these non-GAAP measures in Appendix A and in our 2011 MD&A.

•
The Peer group for relative TSR is comprised of a group of publicly-traded peers that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

96   TransCanada PipeLines Limited

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Union Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies, Inc. (The)
El Paso Corporation	Sempra Energy	Xcel Energy Inc.
Emera Inc.	Southern Company

The Board also considered operational, growth and other business considerations over the three-year period. In addition to the 2011 results outlined above in Compensation decisions in 2012, the Board noted the following results in 2009 and 2010:

Core Strategies	Results in 2009 and 2010

Maximize the full-life value of TransCanada's infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, Great Lakes, TQM – favourable for TransCanada compared to uncertainty of litigation outcomes.
•  Secured additional supply and market connections on gas and oil pipelines.
• Consolidated commercial functions of our U.S. pipelines division in Houston in order to gain operational efficiencies and create a stronger and more effective presence in the U.S. pipelines business.

Commercially develop and physically execute new asset development programs	• Successfully executed largest capital program in our history.
•  Most projects on time and at or under budget.
• completion of Portlands Energy Centre, Kibby Wind Phases 1 and 2, Alberta System North Central Corridor, Bison pipeline, Halton Hills and Groundbirch

Cultivate a focused portfolio of high quality development options	• Acquired 100% of Keystone oil pipeline project from ConocoPhillips. • Agreement to work with ExxonMobil Corporation to develop Alaska pipeline/LNG project.

Maximize TransCanada's competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government).
•  Breakthrough operational performance on several assets resulting in increased availability and lower costs.
•  All safety and reliability targets were met or exceeded and operating costs were managed to below plan.
• Raised approximately $5.72 billion of debt financing, $1.8 billion of preferred shares and $1.3 billion of equity in a challenging financial market.

2011 Annual information form   97

Performance multiplier
ESU payouts were calculated using a performance multiplier of 1.10 (adjusted from 1.09 by the Board). The 2009 grant did not include specific weightings for the performance measures, however the Board took into consideration the weightings approved for the 2010 grant as shown below:

Performance measure	Weighting	Performance relative to target	Performance multiplier

Total shareholder return (TSR) • Absolute TSR exceeded the maximum performance level • Relative TSR was between the threshold and target performance levels	60%	1.10	0.66

Financial measures
•  Comparable earnings per share was at the threshold performance level
•  Funds generated from operations per share met the target performance level
• Decisions were made in 2009 to issue equity to fund the balance of our extensive capital program and to purchase a larger interest in the Keystone oil pipeline project. On an equity-adjusted basis, comparable earnings per share met the target performance level. Funds generated from operations per share exceeded the maximum performance level. On an absolute basis, comparable earnings were between the target and maximum performance levels. Funds generated from operations exceeded the maximum performance level.	25%	1.08	0.26

Operational, growth and other business considerations • The Board determined that overall operational, growth and other business considerations was between the target and maximum performance levels.	15%	1.10	0.17

Performance multiplier			1.09

98   TransCanada PipeLines Limited

Awards to named executives
The table below is a summary of the details of the original 2009 ESU award and the amount paid to each named executive when the award vested at the end of 2011:

	2009 ESU award		2009 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs at vesting (includes dividend equivalents to Dec. 31, 2011)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	46,088.539	1,520,000	52,637.885		2,560,991	168%

Donald R. Marchand	7,349.909	242,400	8,394.364		408,411	168%

Alexander J. Pourbaix	46,088.539	1,520,000	52,637.885	110%	2,560,991	168%

Gregory A. Lohnes	17,707.702	584,000	20,224.036		983,960	168%

Donald M. Wishart	30,745.907	1,014,000	35,115.019		1,708,451	168%

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $32.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2009)).

•
Number of ESUs at vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units which is reflected under the Number of ESUs at vesting.

•
Value of ESU payout is calculated using the valuation price of $44.23 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2011)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key accomplishments in 2011, details of their compensation for 2011 and the two previous fiscal years, their share ownership as at December 31, 2011, and base salary and long-term incentive awards for 2012.

2011 Annual information form   99

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

As President and Chief Executive Officer, Mr. Girling is responsible for TransCanada's overall leadership and vision in developing with our Board of Directors our strategic direction, values and business plans. This includes managing the overall business of TransCanada while managing risk to create long-term sustainable value for our shareholders.

2011 Key accomplishments

•
Overall corporate performance exceeded targets
•
Strong values-based leadership during a year of intense public and political scrutiny
•
Customer relationships contributed to continuing support for Keystone XL despite delays
•
Investor confidence contributed to improved share performance
•
Mr. Girling's performance is evaluated based on a combination of corporate performance, personal objectives and leadership.
•
The Board viewed 2011 as a transition year for Mr. Girling considering his appointment to President and Chief Executive Officer in 2010. The Board determined that his total short-term incentive award would reflect his excellent progression and performance in his position in the context of the overall corporate performance as well as relevant market data and that the CAF and an individual PAF would not apply.
•
Mr. Girling's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 123% and 327%, respectively.

Compensation (as at December 31)	2011	2010	2009

Fixed

Base salary	$1,100,000	$1,000,000	$800,000

Variable

Short-term incentive	1,350,000	1,100,000	900,000

Long-term incentive

ESUs	2,700,000	2,100,000	1,520,000

Stock options	900,000	1,254,000	959,000

Total direct compensation	$6,050,000	$5,454,000	$4,179,000

Change from last year	11%	31%	–

2011 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

4x	$4,400,000	$5,971,209	5.4x

2012 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (Long-term incentive)		LTI mix

ESUs	$2,530,000	55%

Stock options	$2,070,000	45%

Mr. Girling's LTI mix was allocated 55% to ESUs and 45% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares, and $47.42 for units of TC PipeLines, LP on the NYSE as at December 31, 2011.

100   TransCanada PipeLines Limited

Donald R. Marchand

 EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

As Executive Vice-President and Chief Financial Officer, Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations for TransCanada.

2011 Key accomplishments

•
Chief Financial Officer functional area scorecard results met or exceeded performance targets
•
Successful financing of continuing capital expansion program while maintaining 'A' grade credit ratings
•
Strong investor relations and external communications performance during a year of intense public and media scrutiny
•
Fully prepared for implementation of U.S. GAAP in 2012
•
Mr. Marchand's performance is evaluated based on a combination of functional area performance, personal objectives and leadership.
•
The total short-term incentive award for 2011 performance was based on Mr. Marchand's target of 65% of base salary, CAF of 1.05 and individual PAF of 1.5. The calculated amount of $419,750 was adjusted upward to $450,000.
•
Mr. Marchand's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 110% and 171%, respectively.

Compensation (as at December 31)	2011	2010	2009

Fixed

Base salary	$410,000	$370,000	$270,000

Variable

Short-term incentive	450,000	299,250	270,000

Long-term incentive

ESUs	525,000	248,000	242,400

Stock options	175,000	320,400	57,600

Total direct compensation	$1,560,000	$1,237,650	$840,000

Change from last year	26%	47%	–

2011 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$820,000	$885,967	2.2x

2012 Compensation (as at March 1)

Fixed

Base salary	$460,000

Variable (Long-term incentive)		LTI mix

ESUs	$517,500	50%

Stock options	$517,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.

2011 Annual information form   101

Alexander J. Pourbaix

 PRESIDENT, ENERGY AND OIL PIPELINES

As President, Energy and Oil Pipelines, Mr. Pourbaix is responsible for TransCanada's power, non-regulated gas storage and oil pipeline businesses.

2011 Key accomplishments

•
Energy and Oil Pipelines business scorecard results met or exceeded performance targets
•
Strong financial performance in Western power business
•
Outstanding leadership on Keystone XL permitting
•
Captured oil pipeline growth opportunities – expansion of Keystone pipeline at the Hardisty terminals, and through the Bakken and Cushing Marketlinks
•
Mr. Pourbaix's performance is evaluated based on a combination of business performance, personal objectives and leadership.
•
The total short-term incentive award for 2011 performance was based on Mr. Pourbaix's target of 75% of base salary, CAF of 1.05 and individual PAF of 1.8. The calculated amount of $1,049,000 was adjusted upward to $1,050,000.
•
Mr. Pourbaix's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 142% and 300%, respectively.

Compensation (as at December 31)	2011	2010	2009

Fixed

Base salary	$740,000	$700,000	$700,000

Variable

Short-term incentive	1,050,000	798,000	740,000

Long-term incentive

ESUs	1,665,000	1,500,000	1,520,000

Stock options	555,000	649,600	480,000

Total direct compensation	$4,010,000	$3,647,600	$3,440,000

Change from last year	10%	6%	–

2011 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,480,000	$1,970,768	2.7x

2012 Compensation (as at March 1)

Fixed

Base salary	$765,000

Variable (Long-term incentive)		LTI mix

ESUs	$1,147,500	50%

Stock options	$1,147,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $43.07 for TransCanada shares as at December 31, 2011.

102   TransCanada PipeLines Limited

Gregory A. Lohnes

 PRESIDENT, NATURAL GAS PIPELINES

As President, Natural Gas Pipelines, Mr. Lohnes is responsible for TransCanada's natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2011 Key accomplishments

•
Natural Gas Pipelines business scorecard results met or exceeded performance targets
•
Supply and market connections: Alberta System, Mainline, Northern Border
•
GTN tolling settlement
•
Successful drop down of assets to TC PipeLines, LP providing financing for our capital program
•
Mr. Lohnes' performance is evaluated based on a combination of business performance, personal objectives and leadership.
•
The total short-term incentive award for 2011 performance was based on Mr. Lohnes' target of 65% of base salary, CAF of 1.05 and individual PAF of 1.5. The calculated amount of $522,150 was adjusted upward to $550,000.
•
Mr. Lohnes' 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 108% and 215%, respectively.

Compensation (as at December 31)	2011	2010	2009

Fixed

Base salary	$510,000	$500,000	$430,000

Variable

Short-term incentive	550,000	570,000	600,000

Long-term incentive

ESUs	822,375	615,000	584,000

Stock options	274,125	354,600	216,000

Total direct compensation	$2,156,500	$2,039,600	$1,830,000

Change from last year	6%	11%	–

2011 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,020,000	$1,372,735	2.7x

2012 Compensation (as at March 1)

Fixed

Base salary	$525,000

Variable (Long-term incentive)		LTI mix

ESUs	$562,500	50%

Stock options	$562,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price of $43.07 on the TSX for TransCanada shares as at December 31, 2011.

2011 Annual information form   103

Donald M. Wishart

 EXECUTIVE VICE-PRESIDENT, OPERATIONS & MAJOR PROJECTS

As Executive Vice-President, Operations & Major Projects, Mr. Wishart is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services.

2011 Key accomplishments

•
Operations and Major Projects functional area scorecard results met or exceeded performance targets
•
$3.3 billion capital projects largely on time and at or under budget
•
Bruce 1 and 2 restarts met all 2011 milestones
•
Top quartile or decile safety performance
•
Met or exceeded reliability targets
•
Mr. Wishart's performance is evaluated based on a combination of functional area performance, personal objectives and leadership.
•
The total short-term incentive award for 2011 performance was based on Mr. Wishart's target of 65% of base salary, CAF of 1.05 and individual PAF of 1.6. The calculated amount of $655,200 was adjusted upward to $660,000.
•
Mr. Wishart's 2011 short-term and long-term incentive awards as a percentage of 2011 base salary were 110% and 250%, respectively.

Compensation (as at December 31)	2011	2010	2009

Fixed

Base salary	$600,000	$600,000	$550,000

Variable

Short-term incentive	660,000	641,250	650,000

Long-term incentive

ESUs	1,125,000	1,087,500	1,014,000

Stock options	375,000	362,500	336,000

Total direct compensation	$2,760,000	$2,691,250	$2,550,000

Change from last year	3%	6%	–

2011 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,200,000	$4,466,997	7.4x

2012 Compensation (as at March 1)

Fixed

Base salary	$600,000

Variable (Long-term incentive)		LTI mix

ESUs	$750,000	50%

Stock options	$750,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price of $43.07 for TransCanada shares as at December 31, 2011.

104   TransCanada PipeLines Limited

Executive compensation – 2011 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2011, 2010 and 2009.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling	2011	1,083,338	2,700,000	900,000	1,350,000	109,200	722,000	10,833	6,875,371
President &	2010	900,006	2,100,000	1,254,000	1,100,000	59,650	1,451,000	76,693	6,941,349
Chief Executive Officer	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	7,250	5,111,756

Donald R. Marchand	2011	403,338	525,000	175,000	450,000	31,080	241,000	4,033	1,829,451
Executive Vice-President &	2010	320,004	248,000	320,400	299,250	30,560	639,000	3,075	1,860,289
Chief Financial Officer	2009	270,000	242,400	57,600	270,000	101,910	–	8,412	950,322

Alexander J. Pourbaix	2011	733,338	1,665,000	555,000	1,050,000	109,200	250,000	55,333	4,417,871
President, Energy &	2010	700,008	1,500,000	649,600	798,000	81,200	62,000	60,000	3,850,808
Oil Pipelines	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866

Gregory A. Lohnes	2011	508,334	822,375	274,125	550,000	33,600	119,000	5,083	2,312,517
President,	2010	465,006	615,000	354,600	570,000	40,125	414,000	4,563	2,463,294
Natural Gas Pipelines	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258

Donald M. Wishart	2011	600,000	1,125,000	375,000	660,000	50,400	76,000	48,000	2,934,400
Executive Vice-President,	2010	587,502	1,087,500	362,500	641,250	43,750	280,000	26,875	3,029,377
Operations & Major Projects	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758

Notes

•
Four of the five named executives were appointed to new positions on July 1, 2010. Amounts shown for 2010 include compensation earned for six months in the new position and six months in the previous position.

Previous position

Mr. Girling	Chief Operating Officer
Mr. Marchand	Vice-President, Finance & Treasurer
Mr. Pourbaix	President, Energy & Executive Vice-President, Corporate Development
Mr. Lohnes	Executive Vice-President & Chief Financial Officer

•
When Mr. Girling was appointed President and CEO, he was also appointed to the Board as a director on July 1, 2010. Mr. Girling does not receive any director compensation.

•
Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $38.34 in 2011, $35.77 for 2010 and $32.98 for 2009.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $37.93 in 2011, $35.08 in 2010 and $31.97 in 2009. See Stock option valuation, below for more information about the methodology.

  To recognize Mr. Girling's promotion to President and CEO on July 1, 2010, the Board awarded him a special grant of 100,000 stock options on June 16, 2010, valued at $554,000 with an exercise price of $36.90.

2011 Annual information form   105

  The Board also awarded special grants of stock options on July 29, 2010 with an exercise price of $36.26 to three of the named executives to recognize their appointments on July 1, 2010:

  •
  Mr. Marchand: 47,500 stock options valued at $258,400

  •
  Mr. Pourbaix: 27,500 stock options valued at $149,600
  •
  Mr. Lohnes: 27,500 stock options valued at $149,600.

  The Board awarded a special grant of 100,000 stock options valued at $479,000 with an exercise price of $31.93 on September 14, 2009, to recognize Mr. Girling's appointment to Chief Operating Officer. This grant was in addition to the grant of 100,000 stock options valued at $480,000 that he received earlier in the year during the annual stock option granting process.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
Long-term incentive plans includes the value awarded from a grandfathered dividend-value plan. The Board determined an annual unit value of $1.68 per unit for 2011, $1.07 per unit for 2010 and $1.29 per unit for 2009 be awarded for all outstanding units held under the plan. Amounts for 2010 were reduced by the following amounts to offset an unintended overpayment of the 2009 accrual paid in 2010:
•
$58,050 for Mr. Girling
•
$9,030 for Mr. Marchand
•
$25,800 each for Mr. Pourbaix and Mr. Wishart.

  See Non-equity long-term incentive plan, below for more information about the plan.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2011, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits, below for more information.

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:

	2011	2010	2009

Mr. Pourbaix	$48,000	$60,000	$57,000
Mr. Wishart	42,000	21,000	21,000

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2011	2010	2009

Mr. Girling	$10,833	$9,000	$7,250
Mr. Marchand	4,033	3,075	2,700
Mr. Pourbaix	7,333	–	1,458
Mr. Lohnes	5,083	4,563	4,300
Mr. Wishart	6,000	5,875	5,500

  •
  cash payments if the named executive elected to receive the payment in lieu of his vacation entitlement from the previous year:

	2011	2010	2009

Mr. Girling	$–	$67,693	$–
Mr. Marchand	–	–	5,712

  •
  perquisites are not included because they are less than $50,000 and 10% of each named executive's total base salary in each of the three years. The average annual value of perquisites provided to the named executives in 2011 was $32,418 or 5.5% of total base salary. Perquisites have a direct cost to TransCanada and are valued on this basis.

106   TransCanada PipeLines Limited

Additional notes to the Summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.

For stock option grants prior to 2012, management's external consultant calculated a compensation value for TransCanada using the Binomial valuation model. The committee and Board used the higher of this compensation value or a 'floor-value' of 15% of the exercise price to determine the fair value of each stock option.

For 2012, the committee and Board approved the Binomial valuation model as the methodology to determine stock option grants. The Binomial valuation model is a generally-accepted valuation method for stock options and will be used to calculate TransCanada's accounting value, which we will use for both compensation and financial reporting purposes.

Each year, the committee and Board will review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical option exercise data.

The table below is a summary of the binomial value, floor value and the final compensation value of the stock option grants in 2011, 2010 and 2009:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)

February 18, 2011	$37.93	$2.30	$5.69	$5.69

July 29, 2010	36.26	2.61	5.44	5.44
June 16, 2010	36.90	2.66	5.54	5.54
February 26, 2010	35.08	2.32	5.26	5.26

September 14, 2009	31.93	–	4.79	4.79
February 23, 2009	31.97	3.29	4.80	4.80

The committee did not request a valuation from Towers Watson for the special grant of options to Mr. Girling on September 14, 2009, and applied the 15% floor value to determine the value of each stock option.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $2.93 per stock option for 2011, $6.04 per stock option for 2010 and $5.48 per stock option for 2009. The fair value for the special stock option grant on July 29, 2010 was $4.04, $4.63 for the grant on June 16, 2010 and $5.65 for the grant on September 14, 2009.

2011 Annual information form   107

Total option exercises in 2011 (Supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2011 (if any), and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	125,000	$2,191,172

Donald R. Marchand	–	–

Alexander J. Pourbaix	160,000	1,500,201

Gregory A. Lohnes	10,500	132,986

Donald M. Wishart	70,000	1,140,850

Non-equity long-term incentive plan
The amounts under Long-term incentive plans in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. While grants have not been made under the plan since 2003, annual awards continue to be made on the outstanding units.

Under the plan, one unit from the dividend-value plan was granted in tandem with each stock option granted. The units had a term of 10 years from the date of the grant.

Each unit gives the holder the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value is equal to the dividend declared on one TransCanada share in any year, and payments are made in the first quarter of the following year, generally by March 15. The last outstanding grant under this plan was eligible for the 2011 dividend accrual. The Board determined that $1.68 per unit (or 100% of the total declared dividend value in 2011) would be awarded for 2011. Payments for this final accrual will be made in the first quarter of 2012.

The dividend-value plan was discontinued on December 31, 2011.

108   TransCanada PipeLines Limited

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2011. Year-end values are based on $44.53, the closing price of TransCanada shares on the TSX at December 31, 2011.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	90,000	35.23	27-Feb-2013	837,000	137,161	3,053,884	–
	100,000	33.08	12-Jun-2013	1,145,000
	107,326	38.10	22-Feb-2014	690,106
	83,857	39.75	25-Feb-2015	400,836
	100,000	31.97	23-Feb-2016	1,256,000
	100,000	31.93	14-Sep-2016	1,260,000
	133,080	35.08	26-Feb-2017	1,257,606
	100,000	36.90	16-Jun-2017	763,000
	158,172	37.93	18-Feb-2018	1,043,935

Donald R. Marchand	20,000	30.09	28-Feb-2012	288,800	21,795	485,258	–
	14,000	35.23	27-Feb-2013	130,200
	15,000	33.08	12-Jun-2013	171,750
	13,368	38.10	22-Feb-2014	85,956
	10,063	39.75	25-Feb-2015	48,101
	12,000	31.97	23-Feb-2016	150,720
	11,787	35.08	26-Feb-2017	111,387
	47,500	36.26	29-Jul-2017	392,825
	30,756	37.93	18-Feb-2018	202,990

Alexander J. Pourbaix	90,000	35.23	27-Feb-2013	837,000	90,816	2,022,023	–
	107,326	38.10	22-Feb-2014	690,106
	83,857	39.75	25-Feb-2015	400,836
	100,000	31.97	23-Feb-2016	1,256,000
	95,057	35.08	26-Feb-2017	898,289
	27,500	36.26	29-Jul-2017	227,425
	97,540	37.93	18-Feb-2018	643,764

Gregory A. Lohnes	14,000	35.23	27-Feb-2013	130,200	41,028	913,490	–
	50,000	33.08	12-Jun-2013	572,500
	35,990	38.10	22-Feb-2014	231,416
	30,608	39.75	25-Feb-2015	146,306
	45,000	31.97	23-Feb-2016	565,200
	38,973	35.08	26-Feb-2017	368,295
	27,500	36.26	29-Jul-2017	227,425
	48,177	37.93	18-Feb-2018	317,968

Donald M. Wishart	55,000	35.23	27-Feb-2013	511,500	63,612	1,416,324	–
	64,267	38.10	22-Feb-2014	413,237
	50,314	39.75	25-Feb-2015	240,501
	70,000	31.97	23-Feb-2016	879,200
	68,916	35.08	26-Feb-2017	651,256
	65,905	37.93	18-Feb-2018	434,973

2011 Annual information form   109

Notes

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2011.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2011. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2009 vested on December 31, 2011 and will be paid in March 2012. These awards are shown in the next table.

Incentive plan awards – Value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2011. It also shows the total amount they earned from non-equity incentive plan awards in 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Russell K. Girling	836,944	2,560,991	1,459,200

Donald R. Marchand	100,870	408,411	481,080

Alexander J. Pourbaix	360,622	2,560,991	1,159,200

Gregory A. Lohnes	177,517	983,960	583,600

Donald M. Wishart	230,239	1,708,451	710,400

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2009 ESU awards for the named executives. See the Payout of 2009 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award and payment from the dividend-value plan for 2011. These amounts are shown under Annual incentive plans and Long-term incentive plans in the Summary compensation table on page 86.

110   TransCanada PipeLines Limited

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above.

Stock options vest one-third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date. No value is shown where the exercise price is higher than the share price on the vesting date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2011 (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	16-Jun-10	100,000	36.90	33,333	41.19	142,999
	26-Feb-10	133,080	35.08	44,360	38.49	151,268
	14-Sep-09	100,000	31.93	33,334	41.70	325,673
	23-Feb-09	100,000	31.97	33,334	38.48	217,004
	25-Feb-08	83,857	39.75	27,952	38.49	–

Donald R. Marchand	29-Jul-10	47,500	36.26	15,833	40.14	61,432
	26-Feb-10	11,787	35.08	3,929	38.49	13,398
	23-Feb-09	12,000	31.97	4,000	38.48	26,040
	25-Feb-08	10,063	39.75	3,354	38.49	–

Alexander J. Pourbaix	29-Jul-10	27,500	36.26	9,167	40.14	35,568
	26-Feb-10	95,057	35.08	31,686	38.49	108,049
	23-Feb-09	100,00	31.97	33,334	38.48	217,004
	25-Feb-08	83,857	39.75	27,952	38.49	–

Gregory A. Lohnes	29-Jul-10	27,500	36.26	9,167	40.14	35,568
	26-Feb-10	38,973	35.08	12,991	38.49	44,299
	23-Feb-09	45,000	31.97	15,000	38.48	97,650
	25-Feb-08	30,608	39.75	10,203	38.49	–

Donald M. Wishart	26-Feb-10	68,916	35.08	22,972	38.49	78,335
	23-Feb-09	70,000	31.97	23,334	38.48	151,904
	25-Feb-08	50,314	39.75	16,771	38.49	–

2011 Annual information form   111

EQUITY COMPENSATION PLANS

Securities authorized for issue under equity compensation plans
The table below shows:

•
the number of shares to be issued under the stock option plan when outstanding options are exercised
•
the weighted average exercise price of the outstanding options, and
•
the number of shares available for future issue under the option plan.

at December 31, 2011 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,093,124	$35.44	4,388,112

Equity compensation plans not approved by security holders	–	–	–

Total	7,093,124	$35.44	4,388,112

Our stock option plan is the only compensation arrangement under which our equity securities have been authorized for issue.

A total of 34,000,000 TransCanada shares have been reserved for issue under the plan since its inception in 1995. This represents 4.83% of our issued and outstanding shares as at February 17, 2012. The table below shows the status of the share reserve:

at February 17, 2012	Number of common shares	% of issued and outstanding common shares

Number of common shares that may be issued when outstanding stock options are exercised	8,782,248	1.25%

Number of remaining common shares available for issue	2,458,104	0.35%

Number of common shares already issued when stock options were exercised	22,717,898	3.23%

Stock option grants as a percentage of outstanding shares
Under the terms of the stock option plan, no participant can be awarded more than 20% of the total number of options granted in a given year.

In addition, the total number of shares that can be reserved for issue to insiders, or to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares.

There are no other restrictions to the number of options that may be granted to insiders.

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Options out- standing as a % of shares outstanding (B / A)	Total options granted during year (C)	Grant as a % of shares outstanding (C / A)

Dec. 31, 2009	684,359,000	8,287,499	1.21%	1,190,925	0.17%

Dec. 31, 2010	696,229,000	8,409,695	1.21%	1,366,872	0.20%

Dec. 31, 2011	703,861,065	7,093,124	1.01%	970,018	0.14%

Feb. 17, 2012	704,101,949	8,782,248	1.25%	1,930,008	0.27%

112   TransCanada PipeLines Limited

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2011		Annual benefits payable		Opening			Closing

Name	Number of years of credited service	At year end ($)	At age 65 ($)	present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	present value of defined benefit obligation ($)

Russell K. Girling	16.00	435,000	864,000	5,432,000	722,000	1,096,000	7,250,000

Donald R. Marchand	17.92	142,000	266,000	1,896,000	241,000	378,000	2,515,000

Alexander J. Pourbaix	16.00	304,000	667,000	2,906,000	250,000	803,000	3,959,000

Gregory A. Lohnes	18.33	232,000	353,000	2,893,000	119,000	573,000	3,585,000

Donald M. Wishart	14.59	231,000	356,000	2,962,000	76,000	539,000	3,577,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling and Mr. Pourbaix to receive additional credited service to recognize their high potential and to retain them as employees. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•
Mr. Lohnes continued to accrue credited service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were based on one U.S. dollar equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount.

•
Annual benefits payable at year end is the annual lifetime benefit, based on the years of credited service and the actual pensionable earnings history.

•
Annual benefits payable at age 65 is the annual lifetime benefit at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history.

•
Opening and closing present value of defined benefit obligation is at December 31, 2010 and December 31, 2011, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2010 and 2011 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2011, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $244 million at December 31, 2011. The current service costs were approximately $4 million and the interest costs were approximately $12 million for a total of $16 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and bonuses.

You can find more information about the accrued obligations and assumptions in Note 20 Employee future benefits to our 2011 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2011 Annual information form   113

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control. The general terms and provisions of ESUs are discussed under each event, however the committee can use its discretion to decide how to treat unvested ESUs for executives who have an employment agreement.

Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date. If we require the named executive to comply with the provision, we will pay him an amount equal to the base salary as of the separation date plus the average bonus paid to him for the three years preceding the separation date.

The named executives, like all other employees, are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

•
a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance
•
a security plan that provides a safety net if there are significant medical expenses, and
•
life insurance that provides a death benefit of $10,000 to a designated beneficiary.

The employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums end at the separation date.

114   TransCanada PipeLines Limited

Compensation on termination
The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period

Termination with cause

	Retirement	Payments end

Death

Short-term incentive	Resignation	Not paid

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date
Years after separation: Equals the average bonus multiplied by the notice period

	Termination with cause	Not paid

	Retirement	Year of separation: Equals the average bonus pro-rated by the

	Death	number of months in the current year prior to the separation date

ESUs	Resignation	Vested units are paid out, unvested units are forfeited

	Termination without cause	Vested units are paid out
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis

	Termination with cause	Vested units are paid out, unvested units are forfeited

	Retirement	Grants after January 1, 2012
Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date
Grants before 2012
Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Death	Vested units are paid out
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier)
No stock options vest after the last day of employment
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier)

	Termination without cause	Grants after January 1, 2007 Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier)
No stock options vest after the last day of employment
Grants before 2007 Outstanding stock options continue to vest during the notice period and must be exercised by their expiry date or the end of the notice period (whichever is earlier)

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier)
No stock options vest after the last day of employment
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier)

2011 Annual information form   115

Stock options (cont'd)	Retirement	Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Grants between 2003 and 2011 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier)
Grants before 2003 Outstanding stock options vest immediately and must be exercised by their expiry date.

	Death	Grants after January 1, 2003 Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier)
Grants before 2003 Outstanding stock options vest immediately and must be exercised by their expiry date

Pension	Resignation

Termination without cause

	Termination with cause	Paid as a commuted value or monthly benefit according to the DB Plan, the supplemental plan, or both, as applicable

	Retirement	For termination without cause, credited service is provided for the applicable notice period

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits

	Termination with cause	Coverage ends, or retiree benefits begin if eligible

	Retirement	Retiree benefits begin

	Death	Coverage ends, or retiree benefits begin for a designated beneficiary if eligible

Perquisites	Resignation	Payments end

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period

Termination with cause

	Retirement	Payments end

Death

Other	Resignation	–

	Termination without cause	Outplacement services

	Termination with cause	–

	Retirement	–

	Death	–

Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•
The short-term incentive award is not paid upon resignation unless the Board uses its discretion.

•
Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•
The notice period is two years for each named executive.

116   TransCanada PipeLines Limited

Change of control
Under the terms of the employment agreements, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 20% of TransCanada's voting shares, or
•
more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

Other events can also constitute a change of control.

The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control:

Notice period
The notice period for each named executive is normally two years. If there is a change of control and the CEO is terminated by TransCanada within two years, his notice period is three years.

ESUs
All unvested ESUs are deemed vested and are paid out as a single, lump-sum cash payment if the named executive is terminated without cause and his separation date is within two years of a change of control.

Stock options
There is an accelerated vesting of stock options following a change of control.

The committee can use its discretion to accept or reject an agreement relating to the unvested stock options with the acquiring entity. If the committee rejects an agreement, there is accelerated vesting of any outstanding unvested stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

Pension
A pensionable service credit for the applicable notice period is provided at the separation date rather than at the end of the notice period if the named executive's separation date is within two years of a change of control.

2011 Annual information form   117

Separation payments
The table below is a summary of the incremental payments that would have been made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2011 as the separation date and the date of the change of control as if it applies.

These amounts would be paid under the terms of the employment agreements. They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control			With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement or death ($)	Termination without cause following a change of control ($)

Russell K. Girling	–	10,721,189	9,073,991	20,144,769

Donald R. Marchand	–	2,644,712	1,617,868	3,857,705

Alexander J. Pourbaix	–	8,487,069	6,741,554	12,761,665

Gregory A. Lohnes	–	4,803,995	3,144,930	6,875,007

Donald M. Wishart	–	6,370,891	4,601,074	9,335,590

Notes

•
If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,083,337
Mr. Marchand	$689,754
Mr. Pourbaix	$1,552,671
Mr. Lohnes	$1,083,333
Mr. Wishart	$1,230,417

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of the change of control.

•
Mr. Girling entered into a new employment agreement in 2011 to reflect his current position as CEO.

•
Mr. Marchand entered into an employment agreement in 2011, and it has substantially the same terms as our employment agreements with the other named executives.

•
The amounts from share-based compensation include the following assumptions for some separation events:

  Payouts of outstanding 2009 ESU awards

  •
  include additional units from reinvested dividends up to and including the fourth quarter of 2011, based on 44.23, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2011
  •
  the performance multiplier as determined by the committee and the Board.

  Accelerated vesting of stock options

  •
  any incremental gain due to the accelerated vesting

  •
  the difference between the exercise price and $44.53, the 2011 year-end closing price of TransCanada shares on the TSX.
•
The total value of perquisites for each named executive is less than $50,000, or 10% of base salary, and are therefore not included in the separation payments.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

118   TransCanada PipeLines Limited

Appendix A
Non-GAAP measures

In our circular, we disclose the following non-GAAP measures as certain key financial metrics and performance goals:

•
comparable earnings
•
comparable earnings per share
•
comparable earnings before interest and taxes (comparable EBIT)
•
funds generated from operations (FGFO), and
•
funds generated from operations per share (FGFO per share).

Non-GAAP measures do not have a standardized meaning under Canadian generally accepted accounting principles (GAAP) as defined in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook and may therefore not be comparable to similar measures used by other companies.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgement and make informed decisions to identify specific items to exclude, some of which may occur again. Specific items include but are not limited to certain fair value adjustments relating to risk management activities, income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and write-downs of assets and investments.

USING NON-GAAP MEASURES
We use these and other non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2011 MD&A for:

•
a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash provided by operations, in the Summarized cash flow table in the Liquidity and Capital Resources section.

CALCULATING THE MEASURES

•
Comparable earnings does not include certain risk management activities that we engage in to reduce our exposure to certain financial and commodity price risks. These excluded activities provide effective economic hedges but do not meet the criteria for hedge accounting treatment and, therefore, changes in their fair values are recorded in net income each year. The unrealized gains or losses from changes in the fair value of these derivative contracts and natural gas inventory in storage are not considered to represent the underlying operations in the current year or the positive margin that will be realized when they are settled. As a result, we have excluded these amounts when determining comparable earnings. Comparable earnings also excludes specific items, including but not limited to the specific items listed above.
•
Comparable earnings per share is calculated by dividing Comparable earnings by the weighted average number of common shares outstanding for the year.
•
Comparable EBIT is a measure of our earnings from ongoing operations and consists of earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends. Generally we use EBIT because it is a better measure of our performance. We also use EBIT to evaluate trends in each segment.
•
FGFO consists of net cash provided by operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily reflect the underlying operations in the same period.
•
FGFO per share is calculated by dividing FGFO by the weighted average number of common shares outstanding for the year.

2011 Annual information form   119

 Schedule G

Charter of the Board of Directors

I.  INTRODUCTION

  A.
  The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.

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

  B.
  The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

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

120    TransCanada PipeLines Limited

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES
Table of Contents
Schedule A
Schedule B
Schedule C Charter of the Audit Committee
Schedule D
Schedule E
Schedule F
Schedule G Charter of the Board of Directors