Form 40-F/A
period 2012-12-31
TRANSCANADA PIPELINES LTD
filed 2013-02-27
CIK 99070

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

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2012 which was filed with the Securities and Exchange Commission on February 15, 2013, to include TCPL's Annual Information Form for the year ended December 31, 2012.

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

2

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

3

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

TRANSCANADA PIPELINES LIMITED
Per:	/s/ DONALD R. MARCHAND DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer
Date: February 27, 2013

DOCUMENTS FILED AS PART OF THIS REPORT

13.1*	Management's Discussion and Analysis (included on pages 1 through 94 of the TCPL 2012 Management's Discussion and Analysis and Audited Consolidated Financial Statements).
13.2*

2012 Audited Consolidated Financial Statements (included on pages 95 through 151 of the TCPL 2012 Management's Discussion and Analysis and Audited Consolidated Financial Statements), including the auditors' report thereon and the Report of Independent Registered Public Accounting Firm on the effectiveness of TransCanada's Internal Control Over Financial Reporting as of December 31, 2012.

13.3	TCPL's Annual Information Form for the year ended December 31, 2012.
* previously filed.
EXHIBITS
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TransCanada PipeLines Limited

2012 Annual information form

February 11, 2013

Table of Contents

Presentation of information	2
Forward-looking information	2
TransCanada PipeLines Limited	4
Corporate structure	4
Intercorporate relationships	5
General development of the business	5
Developments in the Natural Gas Pipelines business	6
Developments in the Oil Pipelines business	9
Developments in the Energy business	11
Business of TCPL	13
Natural Gas Pipelines business	14
Oil Pipelines business	15
Regulation of the Natural Gas and Oil Pipelines businesses	16
Energy business	17
General	20
Employees	20
Health, safety and environmental protection and social policies	20
Risk factors	21
Dividends	21
Description of capital structure	22
Share capital	22
Debt	22
Credit ratings	23
DBRS	23
Moody's	23
S&P	24
Market for securities	24
Common shares	25
Series 1 preferred shares	25
Series 3 preferred shares	26
Series 5 preferred shares	26
Series U preferred shares and Series Y preferred shares	27
Directors and officers	28
Directors	28
Board committees	29
Officers	30
Conflicts of interest	31
Corporate governance	31
Audit committee	31
Relevant education and experience of members	31
Pre-approval policies and procedures	32
External auditor service fees	32
Loans to directors and executive officers	33
Securities owned by directors	33
Compensation of directors	33
Executive compensation	34
Legal proceedings and regulatory actions	34
Transfer agent and registrar	34
Interest of experts	34

Additional information	34
Glossary	35
Schedule A
Schedule B
Schedule C
Schedule D
Appendices

Presentation of information

Unless the context indicates otherwise, a reference in this Annual Information Form (AIF) to TCPL or the Company, we, us and our includes TCPL's parent, TransCanada Corporation (TransCanada) and the subsidiaries of TCPL through which its various business operations are conducted and a reference to "TransCanada" includes TransCanada Corporation and the subsidiaries of TransCanada Corporation, including TCPL. Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement with TransCanada, which is described below under the heading TransCanada PipeLines Limited – Corporate structure, these actions were taken by TCPL or its subsidiaries. The term subsidiary, when referred to in this AIF, with reference to TCPL means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2012 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Information in relation to metric conversion can be found at Schedule A to this AIF. The Glossary found at the end of this AIF contains certain terms defined throughout this AIF and abbreviations and acronyms that may not otherwise be defined in this document.

Certain portions of TCPL's Management's Discussion and Analysis dated February 11, 2013 (MD&A) are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR (www.sedar.com) under TCPL's profile.

Financial information is presented in accordance with United States generally accepted accounting principles (U.S. GAAP). Effective January 1, 2012, TransCanada adopted U.S. GAAP for reporting purposes. For more information regarding TransCanada's adoption of U.S. GAAP, refer to the Other information – Critical accounting policies and estimates and Other information – Accounting changes sections of the MD&A.

We use certain financial measures that do not have a standardized meaning under U.S. GAAP because we believe they improve our ability to compare results between reporting periods, and enhance understanding of our operating performance. Known as non-GAAP measures, they may not be comparable to similar measures provided by other companies. Refer to the About our business – Non-GAAP measures section of the MD&A for more information about the non-GAAP measures we use and a reconciliation to their GAAP equivalents, which section of the MD&A is incorporated by reference herein.

Forward-looking information

This AIF, including the MD&A disclosure incorporated by reference herein, contains certain information that is forward-looking and is subject to important risks and uncertainties. We disclose forward-looking information to help current and potential investors understand management's assessment of our future plans and financial outlook, and our future prospects overall.

Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.

Forward-looking statements contained or incorporated by reference in this AIF may include information about the following, among other things:

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

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this AIF and other disclosure incorporated by reference herein.

2 -- TransCanada PipeLines Limited

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

2012 Annual information form -- 3

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

4 -- TransCanada PipeLines Limited

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

The above diagram does not include all of the subsidiaries of TCPL. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets of TransCanada as at Year End or total consolidated revenues of TransCanada for the year then ended.

General development of the business

Our reportable business segments are Natural Gas Pipelines, Oil Pipelines and Energy. Natural Gas Pipelines and Oil Pipelines are principally comprised of the Company's respective natural gas and oil pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes the Company's power operations and the non-regulated natural gas storage business in Canada. Refer to the Business of TransCanada section below for further information regarding our Natural Gas Pipelines, Oil Pipelines and Energy businesses.

Summarized below are significant developments that have occurred in TransCanada's Natural Gas Pipelines, Oil Pipelines and Energy businesses, respectively, and the significant acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years.

2012 Annual information form -- 5

DEVELOPMENTS IN THE NATURAL GAS PIPELINES BUSINESS

Date	Description of development

Canadian Mainline

December 2010	TransCanada filed an application with the National Energy Board (NEB) for approval of the interim 2011 tolls for the Canadian Mainline which contained certain changes to the tolling mechanism to reduce long haul tolls. The NEB decided not to approve the tolls as requested in the interim tolls application and set the then current 2010 tolls as interim tolls commencing January 1, 2011.

January – February 2011	TransCanada received approval for revised interim tolls, effective March 1, 2011 which increased interim tolls to more closely align with tolls calculated in accordance with the 2007-2011 settlement with stakeholders and more closely reflected the Canadian Mainline's costs and throughput for 2011.

September 2011	We filed a comprehensive restructuring proposal (Mainline Restructuring Proposal) with the NEB for the Canadian Mainline. The proposal is intended to enhance the competitiveness of the Canadian Mainline and transportation from the Western Canadian Sedimentary Basin (WCSB), and includes a request for 2012 and 2013 tolls that align with the proposed changes to our business structure and the terms and conditions of service on the Canadian Mainline. The NEB established interim tolls for 2012 based on the approved 2011 final tolls.

November – December 2011	TransCanada filed for and received approval to implement interim 2012 tolls on the Canadian Mainline effective January 1, 2012, at the same level as then approved 2011 final tolls. The NEB approved TransCanada's application for 2011 final tolls for the Canadian Mainline at the level of the tolls that were being charged on an interim basis. Final 2011 tolls were calculated in accordance with previously approved toll methodologies and were based on the principles contained in the 2007-2011 settlement with stakeholders, with adjustments to reduce toll impacts. Certain aspects of the 2011 revenue requirement were rolled into the Mainline Restructuring Proposal.

May 2012	We received NEB approval to build new pipeline facilities to provide Southern Ontario with additional natural gas supply from the Marcellus shale basin.

May 2012	The additional open season for firm transportation service on the Canadian Mainline, to bring additional Marcellus shale gas into Canada, closed. We were able to accommodate an additional 50 million cubic feet per day (MMcf/d) from the Niagara meter station to Kirkwall, Ontario, effective November 2012, with the potential for an additional 350 MMcf/d of incremental volume for November 2015, subject to finalizing precedent agreements with the interested parties.

June 2012	The NEB hearing on the Mainline Restructuring Proposal began and the hearing concluded in December 2012. A decision is not expected until late first quarter or early second quarter 2013.

November 2012	Natural gas supply from the Marcellus shale basin supply began moving in November 2012.

Alberta System

February 2010	TransCanada filed an application with the NEB for approval to construct and operate the Horn River pipeline.

March 2010	The North Central Corridor expansion of the Alberta System was completed.

March 2010	After a public hearing, the NEB approved TransCanada's application after a public hearing to construct and operate the Groundbirch pipeline project.

June 2010	TransCanada reached a three year settlement agreement with the Alberta System shippers and other interested parties and filed a 2010-2012 Revenue Requirement Settlement Application with the NEB.

August 2010	The NEB approved TransCanada's November 2009 application for the Alberta System's Rate Design Settlement and the commercial integration of the ATCO Pipelines system with the Alberta System.

September 2010	The NEB approved the Alberta System's 2010-2012 Revenue Requirement Settlement Application.

October 2010	The NEB approved final 2010 tolls for the Alberta System, which reflect the Alberta System 2010-2012 Revenue Requirement Settlement and Rate Design Settlement.

December 2010	The NEB approved the interim 2011 tolls for the Alberta System reflecting the 2010-2012 Revenue Requirement Settlement and continuing to transition to the toll methodology approved in the Rate Design Settlement.

December 2010	Groundbirch pipeline was completed and began transporting natural gas from the Montney shale gas formation into the Alberta System.

January 2011	TransCanada received approval from the NEB to construct the Horn River pipeline.

March 2011	TransCanada commenced construction of the $275 million Horn River pipeline. In addition, the Company executed an agreement to extend the Horn River pipeline by approximately 100 kilometers (km) (62 miles) at an estimated cost of $230 million. An application requesting approval to construct and operate this extension was filed with the NEB in October 2011. The total contracted volumes for Horn River, including the extension, are expected to be approximately 900 MMcf/d by 2020.

August 2011	The NEB approved construction of a 24 km (15 mile) extension of the Groundbirch pipeline and construction commenced.

6 -- TransCanada PipeLines Limited

Date	Description of development

October 2011	Commercial integration of the Alberta System and ATCO Pipelines systems commenced. Under an agreement, the facilities of the Alberta System and ATCO Pipelines system are commercially operated as a single transmission system and transportation service is provided to customers by TransCanada pursuant to the Alberta System's tariff and suite of rates and services. The agreement further identifies distinct geographic areas within Alberta for the construction of new facilities by each of the Alberta System and ATCO Pipelines system.

October 2011	The NEB approved the construction of natural gas pipeline projects for the Alberta System with a capital cost of approximately $910 million.

November – December 2011	The regulatory decisions by which commercial integration of the Alberta System and ATCO Pipelines system was authorized are the subject of appeals to the Federal Court of Appeal. TransCanada continues to work with ATCO to gather information for the final stage of the integration which is to swap assets of equal value and will require approval by both the Alberta Utilities Commission and the NEB.

May 2012	The approximate $250 million Horn River project was completed, extending the Alberta System into the Horn River shale play in British Columbia (B.C.).

June 2012	The NEB approved the Leismer-Kettle River Crossover project, a 77 km (46 mile) pipeline to expand the Alberta System with the intent of increasing capacity to meet demand in northeastern Alberta. The expected cost of the expansion is an estimated $160 million.

Third Quarter 2012	During the first nine months of 2012, TransCanada continued to expand its Alberta System by completing and placing in-service twelve separate pipeline projects at a total cost of approximately $680 million.

December 2012	TransCanada was waiting for approval of approximately $330 million in additional projects, including the $100 million Chinchaga Expansion and the $230 million Komie North project that would extend the Alberta System further into the Horn River area.

December 2012	The current settlements for the Alberta and Foothills systems expired. Final tolls for 2013 will be determined through either new settlements or rate cases and any orders resulting from the NEB's decision on the Mainline Restructuring Proposal.

January 2013	The NEB issued its recommendation to the Governor-in-Council that the proposed Chinchaga Expansion component of the Komie North project be approved, but denied the proposed Komie North Extension component. All applications awaiting approval as of the end of 2012 have now been addressed.

2013	We continue to advance pipeline development projects in B.C. and Alberta to transport new natural gas supply. We have filed applications with the NEB to expand the Alberta System to accommodate requests for additional natural gas transmission service throughout the northwest and northeast portions of the WCSB. In addition, subject to regulatory approvals, we propose to extend the Alberta System in northeast B.C. to connect both to the Prince Rupert Gas Transmission Project (as described below) and to additional North Montney gas supplies. Initial capital cost estimates are approximately $1 billion to $1.5 billion, with an in-service date targeted for the end of 2015. We have incremental firm commitments to transport approximately 3.4 billion cubic feet per day (Bcf/d) from western Alberta and northeastern B.C. by 2014.

Coastal GasLink

June 2012	We were selected by Shell Canada Limited (Shell) and its partners to design, build, own and operate the proposed Coastal GasLink project, an estimated $4 billion pipeline. The liquefied natural gas (LNG) Canada project is a joint venture led by Shell, with partners Korea Gas Corporation, Mitsubishi Corporation and PetroChina Company Limited. The approximate 650 km (404 mile) pipeline is expected to have an initial capacity of more than 1.7 Bcf/d and be placed in-service toward the end of the decade, subject to a final investment decision to be made by LNG Canada subsequent to obtaining final regulatory approvals.

Prince Rupert Gas Transmission Project

January 2013	We were selected by Progress Energy Canada Ltd. (Progress) to, subject to regulatory approvals, design, build, own and operate the proposed $5 billion Prince Rupert Gas Transmission Project. This proposed pipeline will transport natural gas primarily from the North Montney gas-producing region near Fort St John, B.C., to the proposed Pacific Northwest LNG export facility near Prince Rupert, B.C. We expect to finalize definitive agreements in early 2013, leading to an in-service date in late 2018. A final investment decision to construct the project is expected to be made by Progress following final regulatory approvals.

Mexican Pipelines

June 2011	The Guadalajara pipeline was completed. TransCanada and Mexico's Comisión Federal de Electricidad (CFE) have agreed to add a US$60 million compressor station to the pipeline.

February 2012	We signed a contract with the CFE for the approximately $500 million Tamazunchale Pipeline Extension Project. The project, which is supported by a 25-year contract with CFE, is a 30 inch pipeline with a capacity of 630 MMcf/d. Engineering, procurement and construction contracts have all been signed and construction related activities have begun. We expect the pipeline to be in-service in the first quarter of 2014.

November 2012	The CFE awarded us the Topolobampo pipeline. The project, which is supported by a 25-year contract with CFE, is a 30 inch pipeline with a capacity of 670 MMcf/d. We estimate total costs to be US$1 billion, and expect it to be in-service in mid-2016.

2012 Annual information form -- 7

Date	Description of development

November 2012	The CFE awarded us the Mazatlan pipeline, from El Oro to Mazatlan, Mexico. The project, which is supported by a 25-year contract with CFE and interconnects with the Topolobampo project, is a 24 inch pipeline with a capacity of 200 MMcf/d. We estimate total costs to be US$400 million, and expect it to be in-service in 2016.

Alaska Pipeline Project

April 2010	The Alaska Pipeline open season commenced.

Third Quarter 2010	Interested shippers on the proposed Alaska Pipeline Project submitted conditional commercial bids in the open season that closed in July 2010. The Alaska Pipeline Project team continued to work with shippers to resolve conditional bids received as part of the project's open season in working toward a U.S. Federal Energy Regulatory Commission (FERC) application deadline of October 2012 for the Alberta option that would extend from Prudhoe Bay to points near Fairbanks and Delta Junction, and then to the Alaska/Canada border where the pipeline would connect with a new pipeline in Canada.

March 2012	The Alaska North Slope producers (Exxon Mobil Corporation, ConocoPhillips and British Petroleum (BP)), along with TransCanada through its participation in the Alaska Pipeline Project, announced the companies have agreed on a work plan aimed at commercializing North Slope natural gas resources through an LNG option. This would involve construction of a natural gas pipeline from the North Slope to Valdez, Alaska where the gas would be liquefied and shipped to international markets.

May 2012	We received approval from the State of Alaska to suspend and preserve our activities on the Alaska/Alberta route and focus on the LNG alternative. This allowed us to defer our obligation to file for a FERC certificate for the Alberta route beyond fall 2012, our original deadline.

July 2012	The Alaska Pipeline Project announced a non-binding public solicitation of interest in securing capacity on a potential new pipeline system to transport Alaska's North Slope gas. The solicitation of interest took place between August 2012 and September 2012. There were a number of non-binding expressions of interest from potential shippers from a broad range of industry sectors in North America and Asia.

ANR Pipeline

June 2012	The FERC issued orders approving ANR's sale of its offshore assets to a newly created wholly owned subsidiary, TC Offshore LLC, allowing TC Offshore LLC to operate these assets as a stand-alone interstate pipeline.

August 2012	The FERC approved ANR Storage Company's settlement with its shippers.

November 2012	TC Offshore LLC began commercial operations.

Gas Transmission Northwest LLC (GTN)

May 2011	TransCanada closed the sale of a 25 per cent interest in each of GTN and Bison Pipeline LLC (Bison) to TC PipeLines, LP for a total transaction value of $605 million, which included US$81 million or 25 percent of GTN's outstanding debt.

November 2011	The FERC approved a settlement agreement between GTN and its shippers for new transportation rates to be effective January 2012 through December 2015. This settlement also requires GTN to file for new rates that are to be effective January 2016.

Northern Border

January 2013	Northern Border secured a final settlement agreement with its shippers that the FERC approved in December 2012, effective January 2013. The settlement rates for long-haul transportation are approximately 11 per cent lower than 2012 rates and depreciation was lowered from 2.4 to 2.2 per cent. The settlement also includes a three-year moratorium on filing cases or challenging the settlement rates but Northern Border must initiate another rate proceeding within five years.

Great Lakes

July 2010	The FERC approved, without modification, the settlement stipulation agreement reached among Great Lakes Gas Transmission Limited Partnership, active participants and the FERC trial staff. As approved, the stipulation and agreement applies to all current and future shippers on Great Lakes. This settlement requires Great Lakes to file for new rates by November 1, 2013.

Bison

December 2010	Construction of Bison pipeline was completed.

January 2011	Bison pipeline was placed into commercial service.

May 2011	TransCanada closed the sale of a 25 per cent interest in each of GTN and Bison to TC PipeLines, LP for a total transaction value of $605 million, which included US$81 million or 25 percent of GTN's outstanding debt.

Further information about developments in the Natural Gas Pipelines business can be found in the MD&A in the About our business – A long-term strategy, Natural Gas Pipelines – Results, Natural Gas Pipelines – Outlook, Natural Gas Pipelines – Understanding the Natural Gas Pipelines business and Natural Gas Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

8 -- TransCanada PipeLines Limited

DEVELOPMENTS IN THE OIL PIPELINES BUSINESS

Date	Description of development

Gulf Coast Project

February 2012	We announced that what had previously been the Cushing to U.S. Gulf Coast portion of the Keystone XL Pipeline has its own independent value to the marketplace, and that we plan to build it as the stand-alone Gulf Coast Project, which is not part of the Keystone XL Presidential Permit process. We expect the 36-inch pipeline to have an initial capacity of up to 700,000 barrels per day (Bbl/d), and an ultimate capacity of 830,000 Bbl/d. We estimate the total cost of the project to be US$2.3 billion, and as of Year End, construction was approximately 35 per cent complete. US$300 million of the total cost is expected to be spent on the Houston Lateral pipeline, a 76 km (47 mile) pipeline that will transport crude oil to Houston refineries.

August 2012	Construction on the Gulf Coast Project commenced. We expect to place the pipeline in-service at the end of 2013.

Keystone XL Pipeline

March 2010	The NEB approved TransCanada's application to construct and operate the Canadian portion of the Keystone U.S. Gulf Coast expansion.

April 2010	The U.S. Department of State (DOS) issued a Draft Environmental Impact Statement for Keystone XL.

June 2010	Keystone XL commenced operating at a reduced maximum operating pressure as the first section began delivering oil from Hardisty, Alberta to Wood River and Patoka in Illinois (Wood River/Patoka).

December 2010	The reduced maximum operating pressure restriction on the Canadian conversion section of the Wood River/Patoka section of Keystone was removed by the NEB following the completion of in-line inspections.

Fourth Quarter 2010	Construction of the second section of Keystone extending the pipeline from Steele City, Nebraska to Cushing, Oklahoma (the Cushing Extension) was completed, and line fill commenced in late 2010.

January 2011	Required operational modifications were completed on the Canadian conversion section of Keystone. As a result, the system was capable of operating at the approved design pressure.

February 2011	The commercial in-service of the Cushing Extension was achieved, and the Company also commenced recording earnings for the Wood River/Patoka section.

May 2011	Revised tolls came into effect for the Wood River/Patoka section.

Second Quarter 2011	The U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration issued a corrective action order on Keystone as a result of two above-ground incidents at pump stations in North Dakota and Kansas. TransCanada filed a re-start plan with the U.S. Pipeline and Hazardous Material Safety Administration which was approved in June 2011.

August 2011	TransCanada received a Final Environmental Impact Statement regarding the Keystone XL U.S. Presidential Permit application.

November 2011	The DOS announced that further analysis of route options for Keystone XL would need to be investigated, with a specific focus on the Sandhills area of Nebraska.

December 2011	TransCanada announced that it received additional binding commitments in support of Keystone XL following the conclusion of the Keystone Houston Lateral open season, which commenced in August 2011.

February 2012	TransCanada sent a letter to the DOS informing the DOS that TransCanada planned to file a Presidential Permit application in near future for Keystone XL. TransCanada also informed the DOS that the Cushing to U.S. Gulf Coast portion of the Keystone XL project would be constructed as the Gulf Coast Project and not as part of the Presidential Permit process.

May 2012	TransCanada filed revised fixed tolls for the Cushing Extension section of the Keystone Pipeline System with both the NEB and the FERC. The revised tolls, which reflect the final project costs of the Keystone Pipeline System, became effective July 1, 2012.

May 2012	We filed a Presidential Permit application (cross-border permit) with the DOS for Keystone XL to transport crude oil from the U.S./Canada border in Montana to Steele City, Nebraska. We continued to work collaboratively with the Nebraska Department of Environmental Quality (NDEQ) and various other stakeholders throughout 2012 to determine an alternative route in Nebraska that would avoid the Nebraska Sandhills. We had proposed an alternative route to the NDEQ in April 2012, and then modified the route in response to comments from the NDEQ and other stakeholders.

September 2012	TransCanada submitted a Supplemental Environmental Report to the NDEQ for the proposed re-route for Keystone XL in Nebraska, and provided an environmental report to the DOS, required as part of the DOS review of our cross-border permit application.

January 2013	The NDEQ issued its final evaluation report on our proposed re-route of Keystone XL to the Governor of Nebraska. The report noted that the proposed re-route avoids the Nebraska Sandhills, and that construction and operation of Keystone XL is expected to have minimal environmental impacts in Nebraska. In January, the Governor of Nebraska approved our proposed re-route. The DOS is now completing their environmental and National Interest Determination review process and we are awaiting their decision on our cross-border permit application. We estimate the total cost of the project to be US$5.3 billion and, as of Year End, had invested US$1.8 billion. We expect the pipeline to be in-service in late 2014 or early 2015, subject to regulatory approvals.

2012 Annual information form -- 9

Date	Description of development

Marketlink Projects

November 2010	The open seasons for the Bakken Marketlink and Cushing Marketlink projects, which commenced in September 2010, closed successfully.

October 2012	We have commenced construction on the Cushing Marketlink receipt facilities and expect to begin transporting crude oil supply from the Permian Basin producing region in western Texas to the U.S. Gulf Coast in late 2013 after our Gulf Coast Project is placed in-service. Our Bakken Marketlink project will transport crude oil supply from the Williston Basin producing region in North Dakota and Montana to Cushing, Oklahoma on facilities that form part of Keystone XL which remains subject to regulatory approval.

Keystone Hardisty Terminal

March 2012	We launched and concluded a binding open season to obtain commitments from interested parties for the Keystone Hardisty Terminal.

May 2012	We announced that we had secured binding long-term commitments of more than 500,000 Bbl/d for the Keystone Hardisty Terminal, and are expanding the proposed two million barrel project to a 2.6 million barrel terminal at Hardisty, Alberta, due to strong commercial support. We expect the terminal to be operational in late 2014 and cost approximately $275 million.

Northern Courier Pipeline

August 2012	We announced that we had been selected by Fort Hills Energy Limited Partnership to design, build, own and operate the proposed Northern Courier Pipeline. We estimate total capital costs to be $660 million. The pipeline system is fully subscribed under long-term contract to service the Fort Hills mine, which is jointly owned by Suncor Energy Inc, Total E&P Canada Ltd. and Teck Resources Limited. The project is conditional on the Fort Hills project receiving sanctions by the owners of the Fort Hills mine and is subject to regulatory approval.

Grand Rapids Pipeline

October 2012	We announced that we had entered into binding agreements with Phoenix Energy Holdings Limited (Phoenix) to develop the Grand Rapids Pipeline in northern Alberta. The project, which includes crude oil and diluent lines, will have the capacity to move up to 900,000 Bbl/d of crude oil and 330,000 Bbl/d of diluent. We and Phoenix will each own 50 per cent of the project and we will operate the system, which is expected to cost $3 billion. Phoenix has entered into a long-term commitment to ship crude oil and diluent on this pipeline. We expect the Grand Rapids Pipeline system, subject to regulatory approvals, to be placed in-service in multiple stages, with initial crude oil service by mid-2015 and the complete system in-service by the second half of 2017.

Canadian Mainline Conversion

Third Quarter 2012	We have determined that it is technically and economically feasible to convert a portion of the Canadian Mainline natural gas pipeline system to crude oil service. We are actively pursuing this project and have begun soliciting input from stakeholders and prospective shippers to determine market acceptance.

Further information about developments in the Oil Pipelines business can be found in the MD&A in the About our business – A long-term strategy, Oil Pipelines – Results, Oil Pipelines – Outlook, Oil Pipelines – Understanding the Oil Pipelines business and Oil Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

10 -- TransCanada PipeLines Limited

DEVELOPMENTS IN THE ENERGY BUSINESS

Date	Description of development

Sundance

Second Quarter 2010	Sundance B Unit 3 experienced an unplanned outage related to mechanical failure of certain generator components and was subject to a force majeure claim by TransAlta Corporation (TransAlta). The ASTC Power Partnership, which holds the Sundance B power purchase agreement (PPA), disputed the claim under the binding dispute resolution process provided in the PPA because we did not believe TransAlta's claim met the test of force majeure. We therefore recorded equity earnings from our 50 per cent ownership interest in ASTC Power Partnership as though this event were a normal plant outage.

December 2010	Sundance A Units 1 and 2 were withdrawn from service.

January 2011	Sundance A Units 1 and 2 were subject to a force majeure claim by TransAlta.

February 2011	TransAlta informed us that it was not economic to replace or repair Units 1 and 2, and that the Sundance A PPA should be terminated. We disputed both the force majeure and the economic destruction claims under the binding dispute resolution process provided in the PPA.

July 2012	An arbitration panel decided that the Sundance A PPA should not be terminated and ordered TransAlta to rebuild Units 1 and 2. The panel also limited TransAlta's force majeure claim from November 20, 2011 until the units can reasonably be returned to service. TransAlta announced that it expects the units to be returned to service in the fall of 2013. Since we considered the outages to be an interruption of supply, we accrued $188 million in pre-tax income between December 2010 and March 2012. The outcome of the decision was that we received approximately $138 million of this amount. We recorded the $50 million difference as a charge to second quarter 2012 earnings, of which $20 million related to amounts accrued in 2011. We will not record further revenue or costs from the PPA until the units are returned to service. The net book value of the Sundance A PPA recorded in Intangibles and Other Assets remains fully recoverable.

November 2012	An arbitration decision was reached with the arbitration panel granting partial force majeure relief to TransAlta with respect to Sundance B Unit, and we reduced our equity earnings by $11 million from the ASTC Power Partnership to reflect the amount that will not be recovered as result of the decision.

Napanee Generating Station

December 2012	We signed a contract with the Ontario Power Authority (OPA), to develop, own and operate a new 900 megawatt (MW) natural gas-fired power plant at Ontario Power Generation's Lennox site in Eastern Ontario in the town of Greater Napanee. The plant will replace the facility that was planned and subsequently cancelled in the community of Oakville, Ontario and will operate under a 20-year Clean Energy Supply contract with the OPA. We were reimbursed for $250 million of costs, mainly related to natural gas turbines that were purchased for the Oakville project, which will now be used at Napanee. We plan to invest approximately $1.0 billion in the Napanee facility.

Cartier Wind

November 2011	The Montagne-Sèche project and phase one of the Gros-Morne wind farm were completed.

November 2012	We placed the second phase of the Gros-Morne wind farm project in service, completing the 590 MW, five-phase Cartier Wind Project in Québec. All of the power produced by Cartier Wind is sold to Hydro-Québec Distribution (Hydro-Québec) under 20-year PPAs.

Ontario Solar

December 2011	We agreed to buy nine Ontario solar projects (combined capacity of 86 MW) from Canadian Solar Solutions Inc. (Canadian Solar), for approximately $476 million. Under the terms of the agreement, Canadian Solar will develop and build each of the nine solar projects using photovoltaic panels. We will buy each project once construction and acceptance testing are complete and commercial operation begins. All power produced will be sold under 20-year PPAs with the OPA under the Feed-in Tariff program in Ontario. We expect to close the acquisition of the first two projects (combined capacity of 20 MW) in the first half of 2013 for a total cost of approximately $125 million. We expect to acquire the other seven projects in 2013 to late 2014, subject to regulatory approvals.

Bécancour

June 2011	Hydro-Québec notified us it would exercise its option to extend the agreement to suspend all electricity generation from Bécancour throughout 2012. Under the original agreement, Hydro-Québec has the option, to extend the suspension on an annual basis until such time as regional electricity demand levels recover. We continue to receive capacity payments under the agreement similar to those that would have been received under the normal course of operation.

June 2012	Hydro-Québec notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2013. Under the suspension agreement, Hydro-Québec has the option (subject to certain conditions) to extend the suspension every year until regional electricity demand levels recover. We continue to receive capacity payments while generation is suspended.

2012 Annual information form -- 11

Date	Description of development

Bruce

February 2011	The Bruce Power Refurbishment Implementation Agreement (the BPRIA) was amended to extend the suspension date for Bruce A contingent support payments from December 31, 2011 to June 1, 2012. Contingent support payments received from the OPA by Bruce A are equal to the difference between the fixed prices under the BPRIA and spot market prices. As a result of the amendment, all output from Bruce A was subject to spot prices effective June 1, 2012 until the restart of both Units 1 and 2 was complete. Bruce Power and the OPA had amended certain terms and conditions of the BPRIA in July 2009, which included: amendments to the Bruce B floor price mechanism, the removal of a support payment cap for Bruce A, an amendment to the capital cost-sharing mechanism, and addition of a provision for deemed generation payments to Bruce Power at the contracted prices under circumstances where generation from Bruce A and Bruce B is reduced due to system curtailments on the Independent Electricity System Operator controlled grid in Ontario. Under the original BPRIA, which was signed in 2005, Bruce A committed to refurbish and restart the then currently idle Units 1 and 2, extend the operating life of Unit 3 and replace the steam generators on Unit 4. Fuelling of both Unit 2 and Unit 1 has now been completed and the final phases of commissioning for Unit 2 are underway. Subject to regulatory approval, Bruce Power expects to commence commercial operations of Unit 2 in first quarter 2012 and commercial operations of Unit 1 in third quarter 2012.

November 2011	Bruce Power commenced the West Shift Plus outage as part of the life extension strategy for Unit 3.

March 2012	Bruce Power received authorization from the Canadian Nuclear Safety Commission to power up the Unit 2 reactor.

May 2012	An incident occurred within the Unit 2 electrical generator on the non-nuclear side of the plant which delayed the synchronization of Unit 2 to the Ontario electrical grid. As a result, Bruce Power submitted a force majeure claim to the OPA.

June 2012	Bruce Power returned Unit 3 to service after completing the $300 million West Shift Plus life extension outage, which began in 2011. Unit 4 is expected to return to service in late first quarter 2013 after the completion of an expanded outage investment program that began in August 2012. These investments should allow Units 3 and 4 to produce low cost electricity until at least 2021.

August 2012	TransCanada confirmed that Bruce Power's force majeure claim to the OPA related to Unit 2 (Bruce A) had been accepted. The claim was the result of a May 2012 event that delayed the synchronization of this unit to the Ontario power grid. With the acceptance of the force majeure claim, Bruce Power continued to receive the contracted price for power generated from the operating units at Bruce A after July 1, 2012.

October 2012	Unit 1 and 2 were returned to service following the completion of the refurbishment. The incident in May 2012 within the Unit 2 electrical generator on the non-nuclear side of the plant had delayed returning the units to service. Bruce Power's force majeure claim to the OPA was accepted in August, and it continued to receive the contracted price for power generated during the force majeure period.

November 2012	Both Units 1 and 2 have operated at reduced output levels following their return to service, and Bruce Power took Unit 1 offline for an approximate one month maintenance outage. Bruce Power expects the availability percentages for Units 1 and 2 to increase over time, however, these units have not operated for an extended period of time and may experience slightly higher forced outage rates and reduced availability percentages in 2013. Overall plant availability for Bruce A is expected to be approximately 90 per cent in 2013.

Ravenswood

Third and Fourth Quarters 2011	Spot prices for capacity sales in the New York Zone J market were negatively impacted by the manner in which the New York Independent System Operator (NYISO) applied pricing rules for a power plant that had recently began service in this market. We jointly filed two formal complaints with the FERC challenging how the NYISO applied its buy-side mitigation rules affecting bidding criteria associated with two new power plants that began service in the New York Zone J markets during the summer of 2011.

June 2012	The FERC addressed the first complaint, indicating it would take steps to increase transparency and accountability for future mitigation exemption tests (MET) and decisions.

September 2012	The FERC granted an order on the second complaint, directing the NYISO to retest the two new power plants as well as a transmission project currently under construction using an amended set of assumptions to more accurately perform the MET calculations, in accordance with existing rules and tariff provisions. The recalculation was completed in November 2012 and it was determined that one of the plants had been granted an exemption in error. That exemption was revoked and the plant is now required to offer its capacity at a floor price which has put upward pressure on capacity auction prices since December. The order was prospective only and has no impact on capacity prices for prior periods.

CrossAlta

December 2012	We acquired the remaining 40 per cent interests in the Crossfield Gas Storage facility and CrossAlta Gas Storage & Services Ltd. marketing company from BP for approximately $220 million. We now own and operate 100 per cent of the interests of CrossAlta. The acquisition added an additional 27 billion cubic feet (Bcf) of working gas storage capacity to our existing portfolio in Alberta.

Coolidge

May 2011	Coolidge power generating station was completed and placed in-service.

Kibby Wind

October 2010	The 22 turbine, 66 MW second phase of Kibby Wind was completed and placed in-service.

Halton Hills

September 2010	The 683 MW Halton Hills power plant was completed and placed in-service.

12 -- TransCanada PipeLines Limited

Further information about developments in the Energy business can be found in the MD&A in the About our business – A long-term strategy, Energy – Results, Energy – Outlook, Energy – Understanding the Energy business and Energy – Significant events sections, which sections of the MD&A are incorporated by reference herein.

Business of TCPL

We are a leading North American energy infrastructure company focused on Natural Gas Pipelines, Oil Pipelines and Energy. At Year End and for the year then ended, Natural Gas Pipelines accounted for approximately 53 per cent of revenues and 47 per cent of TCPL's total assets, Oil Pipelines accounted for approximately 13 per cent of revenues and 21 per cent of TCPL's total assets and Energy accounted for approximately 34 per cent of revenues and 27 per cent of TCPL's total assets. The following table shows TCPL's revenues from operations by segment, classified geographically, for the years ended December 31, 2012 and 2011.

Revenues from operations (millions of dollars)	2012	2011

Natural Gas Pipelines

Canada – Domestic	$2,294	$2,180

Canada – Export(1)	751	786

United States	1,112	1,207

Mexico	107	71

	4,264	4,244

Oil Pipelines

Canada – Domestic	–	–

Canada – Export(1)	370	300

United States	669	527

	1,039	827

Energy(2)

Canada – Domestic	1,233	1,749

Canada – Export(1)	–	1

United States	1,471	1,018

	2,704	2,768

Total revenues(3)	$8,007	$7,839

(1)
Exports include pipeline revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.

(2)
Revenues include sales of natural gas.

(3)
Revenues are attributed to countries based on country of origin of product or service.

The following is a description of each of TCPL's three main areas of operations.

2012 Annual information form -- 13

NATURAL GAS PIPELINES BUSINESS

TransCanada delivers natural gas to local distribution companies, power generation facilities and other businesses across Canada, the U.S. and Mexico. Our Natural Gas Pipelines and related holdings are described below.

We are the operator of all of the following natural gas pipelines and storage assets except for Iroquois.

	Length	Description	Effective ownership

Canadian pipelines

Alberta System	24,337 km (15,122 miles)	Gathers and transports natural gas within Alberta and Northeastern B.C., and connects with the Canadian Mainline, Foothills system and third-party pipelines	100%

Canadian Mainline	14,101 km (8,762 miles)	Transports natural gas from the Alberta/Saskatchewan border to the Québec/Vermont border, and connects with other natural gas pipelines in Canada and the U.S.	100%

Foothills	1,241 km (771 miles)	Transports natural gas from central Alberta to the U.S. border for export to the U.S. Midwest, Pacific northwest, California and Nevada	100%

Trans Québec & Maritimes (TQM)	572 km (355 miles)	Connects with Canadian Mainline near the Ontario/Québec border to transport natural gas to the Montreal to Québec City corridor, and connects with the Portland pipeline system that serves the northeast U.S.	50%

U.S. pipelines

ANR Pipeline	16,656 km (10,350 miles)	Transports natural gas from producing fields in Texas and Oklahoma, from offshore and onshore regions of the Gulf of Mexico and from the U.S. midcontinent, for delivery mainly to Wisconsin, Michigan, Illinois, Indiana and Ohio. Connects with Great Lakes	100%

ANR Storage	250 Bcf	Provides regulated underground natural gas storage service from facilities located in Michigan

Bison	487 km (303 miles)	Transports natural gas from the Powder River Basin in Wyoming to Northern Border in North Dakota. We effectively own 83.3 per cent of the system through the combination of our 75 per cent direct ownership interest and our 33.3 per cent interest in TC PipeLines, LP	83.3%

GTN	2,178 km (1,353 miles)	Transports natural gas from the WCSB and the Rocky Mountain region to Washington, Oregon and California. Connects with Tuscarora and Foothills. We effectively own 83.3 per cent of the system through the combination of our 75 per cent direct ownership interest and our 33.3 per cent interest in TC PipeLines, LP	83.3%

Great Lakes	3,404 km (2,115 miles)	Connects with ANR and the Canadian Mainline near Emerson, Manitoba, to transport natural gas to eastern Canada, and the U.S. upper Midwest. We effectively own 69.0 per cent of the system through the combination of our 53.6 per cent direct ownership interest and our 33.3 per cent interest in TC PipeLines, LP	69%

Iroquois	666 km (414 miles)	Connects with Canadian Mainline near Waddington, New York to deliver natural gas to customers in the U.S. northeast	44.5%

North Baja	138 km (86 miles)	Transports natural gas between Ehrenberg, Arizona and Ogilby, California, and connects with a third-party natural gas system on the California/Mexico border. We effectively own 33.3 per cent of the system through our 33.3 per cent interest in TC PipeLines, LP	33.3%

Northern Border	2,265 km (1,407 miles)	Transports natural gas through the U.S. Midwest, and connects with Foothills near Monchy, Saskatchewan. We effectively own 16.7 per cent of the system through our 33.3 per cent interest in TC PipeLines, LP	16.7%

Portland	474 km (295 miles)	Connects with TQM near East Hereford, Québec, to deliver natural gas to customers in the U.S. northeast	61.7%

Tuscarora	491 km (305 miles)	Transports natural gas from GTN at Malin, Oregon to Wadsworth, Nevada, and delivers gas in northeastern California and northwestern Nevada. We effectively own 33.3 per cent of the system through our 33.3 per cent interest in TC PipeLines, LP.	33.3%

14 -- TransCanada PipeLines Limited

	Length	Description	Effective ownership

Mexican pipelines

Guadalajara	310 km (193 miles)	Transports natural gas from Manzanillo to Guadalajara in Mexico	100%

Tamazunchale	130 km (81 miles)	Transports natural gas from Naranjos, Veracruz in east central Mexico to Tamazunchale, San Luis Potos, Mexico	100%

Under construction

Mazatlan Pipeline	413 km (257 miles)	To deliver natural gas from El Oro to Mazatlan, Mexico. Connects to the Topolobampo Pipeline Project	100%

Tamazunchale Pipeline Extension	235 km (146 miles)	Extend existing terminus of the Tamazunchale Pipeline to deliver natural gas to power generating facilities in El Sauz, Queretaro, Mexico	100%

Topolobampo Pipeline	530 km (329 miles)	To deliver natural gas from Chihuahua to Topolobampo, Mexico	100%

In development

Alaska Pipeline Project	2,737 km (1,700 miles)	To transport natural gas from Prudhoe Bay to Alberta, or from Prudhoe Bay to LNG facilities in south-central Alaska. We have an agreement with ExxonMobil to jointly advance the projects

Coastal GasLink	650 km* (404 miles)	To deliver natural gas from the Montney gas-producing region near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C.

Prince Rupert Gas Transmission Project	750 km* (466 miles)	To deliver natural gas from North Montney gas producing region near Fort St. John, B.C. to the proposed Pacific Northwest LNG facility near Prince Rupert, B.C.

*
Pipe lengths are estimates as final route is still under design.

Further information about the Company's pipeline holdings, developments and opportunities and significant regulatory developments which relate to Natural Gas Pipelines can be found in the MD&A in the Natural Gas Pipelines – Results, Natural Gas Pipelines – Understanding the Natural Gas Pipelines business and Natural Gas Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

OIL PIPELINES BUSINESS

TransCanada contracts and delivers North American crude oil supply to key U.S. markets. Our Oil Pipelines and related holdings are described below.

We are the operator of all of the following pipelines and properties.

	Length	Description	Ownership

Oil pipelines

Keystone Pipeline System	3,467 km (2,154 miles)	Transports crude oil from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, and to Cushing, Oklahoma	100%

Under construction

Cushing Marketlink	Crude oil receipt facilities	To transport crude oil from the Permian Basin producing region in western Texas to the U.S. Gulf Coast refining market on facilities that form part of the Gulf Coast Project	100%

Gulf Coast Project	780 km (485 miles)	To transport crude oil from the hub at Cushing, Oklahoma to the U.S. Gulf Coast refinery market. Includes the 76 km (47 mile) Houston Lateral pipeline	100%

Keystone Hardisty Terminal	Crude oil terminal	Crude oil terminal to be located at Hardisty, Alberta, providing Western Canadian producers with new crude oil batch accumulation tankage and pipeline infrastructure and access to the Keystone Pipeline System	100%

2012 Annual information form -- 15

	Length	Description	Ownership

In development

Bakken Marketlink	Crude oil receipt facilities	To transport crude oil from the Williston Basin producing region in North Dakota and Montana to Cushing, Oklahoma on facilities that form part of Keystone XL	100%

Canadian Mainline conversion		Conversion of a portion of the Canadian Mainline natural gas pipeline system to crude oil service, which will transport crude oil between Hardisty, Alberta and markets in eastern Canada	100%

Grand Rapids Pipeline	500 km (300 miles)	To transport crude oil between the producing area northwest of Fort McMurray and the Edmonton/Heartland market region. Project is a partnership with Phoenix	50%

Keystone XL	1,897 km (1,179 miles)	Pipeline from Hardisty, Alberta to Steele City, Nebraska to expand capacity of the Keystone Pipeline System to 1.4 million Bbl/d. Awaiting U.S. Presidential Permit decision	100%

Northern Courier Pipeline	90 km (56 miles)	To transport bitumen and diluent between the Fort Hills mine site and the Voyageur Upgrader located north of Fort McMurray, Alberta	100%

Further information about the Company's pipeline holdings, developments and opportunities and significant regulatory developments which relate to Oil Pipelines can be found in the MD&A in the Oil Pipelines – Results, Oil Pipelines – Understanding the Oil Pipelines business and Oil Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

REGULATION OF THE NATURAL GAS AND OIL PIPELINES BUSINESSES

Canada

Natural Gas Pipelines
Under the terms of the National Energy Board Act (Canada), the Canadian Mainline, the Alberta System and other Canadian pipelines owned or operated by TransCanada (collectively, the Systems) are regulated by the NEB. The NEB sets tolls that provide TransCanada the opportunity to recover costs of transporting natural gas, including the return of capital (depreciation) and return on the average investment base for each of the Systems. In addition, new facilities on or associated with the Systems are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems. Net earnings of the Systems may be affected by changes in investment base, the allowed return on equity, and any incentive earnings.

Natural Gas Pipeline Projects
The Coastal GasLink Pipeline and the Prince Rupert Gas Transmission projects are being proposed and developed primarily under the regulatory regime administered by the B.C. Oil and Gas Commission (BCOGC) and the B.C. Environmental Assessment Office (BCEAO). The BCOGC is responsible for overseeing oil and gas operations in B.C., including exploration, development, pipeline transportation and reclamation. The BCEAO is an agency that manages the review of proposed major projects in B.C., as required by the B.C. Environmental Assessment Act. Both projects are also subject to the provisions of the Canadian Environmental Assessment Act. Pre-application activities are currently underway with the BCOGC and BCEAO as well as the Canadian Environmental Assessment Agency.

Oil Pipelines
The NEB regulates the terms and conditions of service, including rates, and the physical operation of the Canadian portion of the Keystone Pipeline System, including the Keystone Hardisty Terminal. NEB approval is also required for facility additions. The rates for transportation service on the Keystone Pipeline System are calculated in accordance with a methodology agreed to in transportation service agreements between Keystone and its shippers, and approved by the NEB.

Oil Pipeline Projects
The Northern Courier Pipeline and Grand Rapids Pipeline projects are being proposed and developed primarily under the regulatory regime administered by the Alberta Energy Resources Conservation Board (ERCB) and Alberta Environment and Sustainable Resource Development (ESRD). ERCB approval is required to construct and operate the pipelines and associated facilities. ESRD approval is required to construct and operate a tank terminal when the project involves the storage of more than 10,000 cubic meters (62,898 Bbl/d) of refined petroleum products. Pre-application activities are currently underway.

United States

Natural Gas Pipelines
TransCanada's wholly owned and partially owned U.S. pipelines are considered natural gas companies operating under the provisions of the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978, and are subject to the jurisdiction of the FERC. The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities. The FERC also has authority to regulate rates for natural gas transportation and interstate commerce. The ANR System's natural gas storage facilities in Michigan are also regulated by FERC.

16 -- TransCanada PipeLines Limited

Oil Pipelines
The FERC also regulates the terms and conditions of service, including transportation rates, on the U.S. portion of the Keystone Pipeline System. Certain states in which Keystone Pipeline System has rights of way also regulate construction and siting of Keystone Pipeline System. The Keystone XL pipeline remains subject to the DOS decision on TransCanada's Presidential Permit application.

Mexico

Natural Gas Pipelines
TransCanada's pipelines in Mexico are regulated by the Comisión Reguladora de Energía or Energy Regulatory Commission (CRE). The CRE regulates the construction and operation of pipeline facilities including the approval of tariffs, services and related rates. However, the contracts underpinning the facilities in Mexico are long-term negotiated rate contracts and not subject to further regulatory approval.

ENERGY BUSINESS
TransCanada's Energy business includes a portfolio of power generation assets in Canada and the U.S., and unregulated natural gas storage assets in Alberta. This segment of our business includes the acquisition, development, construction, ownership and operation of electrical power generation plants, the purchase and marketing of electricity, the provision of electricity account services to energy and industrial customers, and the development, construction, ownership and operation of natural gas storage in Alberta. Our Energy assets and related holdings are described below.

We are the operator of all of our Energy assets, except for the Sheerness, Sundance A and Sundance B PPAs, Cartier Wind, Bruce A and B and Portlands Energy.

	Generating capacity (MW)	Type of fuel	Description	Location	Ownership

Canadian Power
8,070 MW of power generation capacity (including facilities in development)

Western Power
2,636 MW of power supply in Alberta and the western U.S.

Bear Creek	80	natural gas	Cogeneration plant	Grand Prairie, Alberta	100%

Cancarb	27	natural gas, waste heat	Facility fuelled by waste heat from an adjacent TransCanada facility that produces thermal carbon black, a by-product of natural gas	Medicine Hat, Alberta	100%

Carseland	80	natural gas	Cogeneration plant	Carseland, Alberta	100%

Coolidge(1)	575	natural gas	Simple-cycle peaking facility	Coolidge, Arizona	100%

Mackay River	165	natural gas	Cogeneration plant	Fort McMurray, Alberta	100%

Redwater	40	natural gas	Cogeneration plant	Redwater, Alberta	100%

Sheerness PPA	756	coal	PPA for entire output of facility	Hanna, Alberta	100%

Sundance A PPA	560	coal	PPA for entire output of facility	Wabamun, Alberta	100%

Sundance B PPA (Owned by ASTC Power Partnership(2))	353(3)	coal	PPA for entire output of facility	Wabamun, Alberta	50%

Eastern Power
2,950 MW of power generation capacity (including facilities in development)

Bécancour	550	natural gas	Cogeneration plant	Trois-Rivières, Québec	100%

Cartier Wind	366(3)	wind	Five wind power projects	Gaspésie, Québec	62%

Grandview	90	natural gas	Cogeneration plant	Saint John, New Brunswick	100%

Halton Hills	683	natural gas	Combined-cycle plant	Halton Hills, Ontario	100%

Portlands Energy	275(3)	natural gas	Combined-cycle plant	Toronto, Ontario	50%

2012 Annual information form -- 17

	Generating capacity (MW)	Type of fuel	Description	Location	Ownership

Bruce Power
2,484 MW of power generation capacity through eight nuclear power units

Bruce A	1,462(3)	nuclear	Four operating reactors	Tiverton, Ontario	48.9%

Bruce B	1,022(3)	nuclear	Four operating reactors	Tiverton, Ontario	31.6%

U.S. Power
3,755 MW of power generation capacity

Kibby Wind	132	wind	Wind farm	Kibby and Skinner Townships, Maine	100%

Ocean State Power	560	natural gas	Combined-cycle plant	Burrillville, Rhode Island	100%

Ravenswood	2,480	natural gas and oil	Multiple-unit generating facility using dual fuel-capable steam turbine, combined-cycle and combustion turbine technology	Queens, New York	100%

TC Hydro	583	hydro	13 hydroelectric facilities, including stations and associated dams and reservoirs	New Hampshire, Vermont and Massachusetts (on the Connecticut and Deerfield rivers)	100%

Unregulated natural gas storage
118 Bcf of non-regulated natural gas storage capacity

CrossAlta	68 Bcf(4)		Underground facility connected to Alberta System	Crossfield, Alberta	100%

Edson	50 Bcf		Underground facility connected to Alberta System	Edson, Alberta	100%

In development

Napanee	900	natural gas	Proposed combined-cycle plant	Greater Napanee, Ontario	100%

Ontario Solar	86	solar	Nine solar projects from Canadian Solar Solutions Inc. We expect to acquire the first two projects in the first half of 2013, and the remaining seven projects in 2013 to late 2014	Southern Ontario and New Liskeard, Ontario	100%

(1)
Located in Arizona, results reported in Canadian Power – Western Power.

(2)
We have a 50 per cent interest in ASTC Power Partnership, which has a PPA in place for 100 per cent of the production from the Sundance B power generating facilities.

(3)
Our share of power generation capacity.

(4)
Reflects the acquisition of an additional 27 Bcf of working gas storage capacity in December 2012.

18 -- TransCanada PipeLines Limited

We own or have the rights to approximately 2,600 MW of power supply in Alberta and Arizona, through three long-term PPAs, five natural gas-fired cogeneration facilities, and through Coolidge, a simple-cycle, natural gas peaking facility in Arizona.

Power purchased under long-term contracts is as follows:

	Type of contract	With	Expires

Sheerness PPA	Power purchased under a 20-year PPA	ATCO Power and TransAlta Utilities Corporation	2020

Sundance A PPA	Power purchased under a 20-year PPA	TransAlta Utilities Corporation	2017

Sundance B PPA	Power purchased under a 20-year PPA (we own 50% through the ASTC Partnership)	TransAlta Utilities Corporation	2020

Power sold under long-term contracts is as follows:

	Type of contract	With	Expires

Coolidge	Power sold under a 20-year PPA	Salt River Project Agricultural Improvements & Power District	2031

We own or are developing approximately 3,000 MW of power generation capacity in eastern Canada. All of the power produced by these assets is sold under contract. Disciplined maintenance of plant operations is critical to the results of our eastern power assets, where earnings are based on plant availability and performance.

Assets currently operating under long-term contracts are as follows:

	Type of contract	With	Expires

Bécancour(1)	20-year PPA Steam sold to an industrial customer	Hydro-Québec	2026

Cartier Wind	20-year PPA	Hydro-Québec	2032

Grandview	20-year tolling agreement to buy 100 per cent of heat and electricity output	Irving Oil	2025

Halton Hills	20-year Clean Energy Supply contract	OPA	2030

Portlands Energy	20-year Clean Energy Supply contract	OPA	2029

(1)
Power generation has been suspended since 2008.

Assets currently in development are as follows:

	Type of contract	With	Expires

Ontario Solar	20-year Feed-in Tariff (FIT) contracts	OPA	20 years from in-service date

Napanee	20-year Clean Energy Supply contract	OPA	20 years from in-service date

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

Further information about the Company's Energy holdings and significant developments and opportunities in relation to Energy can be found in the MD&A in the Energy – Results, Energy – Understanding the Energy business and Energy – Significant events sections, which sections of the MD&A are incorporated by reference herein.

2012 Annual information form -- 19

General

EMPLOYEES
At Year End, TCPL had approximately 4,900 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary	2,247

Western Canada (excluding Calgary)	495

Houston	549

U.S. Midwest	468

U.S. Northeast	414

Eastern Canada	268

U.S. Southeast/Gulf Coast	275

U.S. West Coast	80

Mexico and South America	73

Total	4,869

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION AND SOCIAL POLICIES
The Health, Safety and Environment committee monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

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

The committee reviews HSE performance quarterly compared to previously set targets relating thereto, and taking into account incidents and highlights of performance in this regard during the relevant quarter, and reviews program plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, pipeline integrity, operational risk issues and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review currently being conducted by management.

Environmental policies
TransCanada's facilities are subject to federal, state, provincial, and local environmental statutes and regulations governing environmental protection, including, but not limited to, air emissions and greenhouse gas emissions, water quality, wastewater discharges and waste management. Such laws and regulations generally require facilities to obtain or comply with a wide variety of environmental registrations, licences, permits and other approvals and requirements. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial requirements and/or the issuance of orders respecting future operations. We have implemented inspection and audit programs designed to keep all of our facilities in compliance with environmental requirements.

Safety and asset integrity
As one of TransCanada's priorities, safety is an integral part of the way our employees work. Since 2008, we have sustained year over year improvement in our safety performance. Overall, TransCanada's incident frequency rates in 2012 continued to be better than most industry benchmarks.

The safety and integrity of our existing and newly-developed infrastructure is also a top priority. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought in-service only after all necessary requirements have been satisfied. Our pipeline safety record in 2012 continued to be better than industry benchmarks.

20 -- TransCanada PipeLines Limited

TransCanada routinely conducts emergency response field exercises to help ensure effective coordination between the Company, local emergency responders, regulatory agencies and members of the public in the event of an emergency. It also facilitates improving our emergency preparedness and response program and procedures.

Aboriginal, Native American and stakeholder engagement
TransCanada has a number of policies, guiding principles and practices in place to help manage stakeholder engagement. TransCanada has adopted a code of business ethics which applies to our employees that is based on the Company's four core values of integrity, collaboration, responsibility and innovation, which guide the interaction between and among the Company's employees and serve as a standard for TransCanada in our dealings with all stakeholders. The code may be viewed on our website (www.transcanada.com).

Our approach to stakeholder engagement is based on building relationships, mutual respect and trust while recognizing the unique values, needs and interests of each community. Key principles that guide TransCanada's engagement include: the Company's respect for the diversity of Aboriginal/Native American communities and recognition of the importance of the land to these communities; and our belief in engaging stakeholders from the earliest stages of our projects, through the project development process and into operations.

Risk factors

A discussion of the Company's risk factors can be found in the MD&A in the Natural Gas Pipelines – Business risks, Oil Pipelines – Business risks, Energy – Business risks and Other information – Risks and risk management sections, which sections of the MD&A are incorporated by reference into this AIF.

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

The holders of TCPL's cumulative redeemable first preferred shares, series U (the Series U preferred shares) are entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share, payable quarterly. The dividends declared per share on TCPL's respective common shares, Series U preferred shares, and cumulative redeemable first preferred shares, series Y (the Series Y preferred shares) during the past three completed financial years are set forth in the following table.

	2012	2011	2010

Dividends declared on common shares(1)	$1.68	$1.75	$1.67

Dividends declared on Series U preferred shares	$2.80	$2.80	$2.80

Dividends declared on Series Y preferred shares	$2.80	$2.80	$2.80

(1)
TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

2012 Annual information form -- 21

Description of capital structure

SHARE CAPITAL

TCPL's authorized share capital consists of an unlimited number of common shares, of which 738,380,913 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. There were 4,000,000 Series U preferred shares and 4,000,000 Series Y preferred shares issued and outstanding at Year End. The following is a description of the material characteristics of each of these classes of shares.

Common shares
As the holder of all of TCPL's common shares, TransCanada holds all the voting rights in those common shares.

Series U preferred shares
Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class have, among others, the provisions described below.

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

Debt

The following table sets out the issuances by TCPL of senior unsecured notes, medium term unsecured note debentures and junior subordinated notes with terms to maturity in excess of one year, during the 12 months ended December 31, 2012 to date.

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price

March 2, 2012	US$996.29	US$498,145,000

August 2, 2012	US$999.21	US$999,210,000

January 15, 2013	US$998.23	US$745,297,500

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

22 -- TransCanada PipeLines Limited

Credit ratings

The following table sets out the current credit ratings assigned to those outstanding classes of securities of the Company and TCPL which have been rated by DBRS Limited (DBRS), Moody's Investors Service, Inc. (Moody's) and Standard & Poors (S&P):

	DBRS	Moody's	S&P

Senior unsecured debt
Debentures	A	A3	A-
Medium-term notes	A	A3	A-

Junior subordinated notes	BBB (high)	Baa1	BBB

Preferred shares	Pfd-2 (low)	Baa2	P-2

Commercial paper	R-1 (low)	–	A-2

Trending/rating outlook	Stable	Stable	Stable

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

Each of the Company and TCPL paid fees to each of DBRS, Moody's and S&P for the credit ratings rendered their outstanding classes of securities noted above. Other than annual monitoring fees for the Company and TCPL and their rated securities, no additional payments were made to DBRS, Moody's and S&P in respect of any other services provided to us during the past two years.

The information concerning our credit ratings relates to our financing costs, liquidity and operations. The availability of our funding options may be affected by certain factors, including the global capital market environment and outlook as well as our financial performance. Our access to capital markets at competitive rates is dependent on our credit rating and rating outlook, as determined by credit rating agencies such as DBRS, Moody's and S&P, and if our ratings were downgraded TransCanada's financing costs and future debt issuances could be unfavorably impacted. A description of the rating agencies' credit ratings listed in the table above is set out below.

DBRS
DBRS has different rating scales for short- and long-term debt and preferred shares. High or low grades are used to indicate the relative standing within all rating categories other than AAA and D. The absence of either a high or low designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to TCPL's short-term debt is in the third highest of ten rating categories and indicates good credit quality. The capacity for payment of short-term financial obligations as they fall due is substantial. The overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but any qualifying negative factors that exist are considered manageable. The A rating assigned to TCPL's senior unsecured debt is in the third highest of ten categories for long-term debt. Long-term debt rated A is good credit quality. The capacity for the payment of interest and principal is substantial, but of lesser credit quality than that of AA rated securities. Long term debt rated A may be vulnerable to future events but qualifying negative factors are considered manageable. The BBB (high) rating assigned to junior subordinated notes is in the fourth highest of the ten categories for long-term debt. Long-term debt rated BBB is of adequate credit quality. The capacity for the payment of interest and principal is considered acceptable, but it may be vulnerable to future events. The Pfd-2 (low) rating assigned to TCPL's and TransCanada's preferred shares is in the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. In general, Pfd-2 ratings correspond with companies whose long-term debt is rated in the A category.

MOODY'S
Moody's has different rating scales for short- and long-term obligations. Numerical modifiers 1, 2 and 3 are applied to each rating classification from Aa through Caa, with 1 being the highest and 3 being the lowest. The A3 rating assigned to TCPL's senior unsecured debt is in the third highest of nine rating categories for long-term obligations. Obligations rated A are considered upper medium grade and are subject to low credit risk. The Baa1 and Baa2 ratings assigned to TCPL's junior subordinated debt and preferred shares, respectively, are in the fourth highest of nine rating categories for long-term obligations, with the junior subordinated debt ranking slightly higher within the Baa rating category with a modifier of 1 as opposed to the modifier of 2 on the preferred shares. Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

2012 Annual information form -- 23

S&P
S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL's senior unsecured debt is in the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. As guarantor of a U.S. subsidiary's commercial paper program, TCPL has been assigned a commercial paper rating of A-2 which is the second highest of eight rating categories for short-term debt obligations. A short term debt rated A-2 is somewhat more susceptible to adverse effects of changes in economic conditions than higher rated categories; however, the capacity to meet all financial commitments remains satisfactory. The BBB and P-2 ratings assigned to TCPL's junior subordinated notes and TCPL's and TransCanada's preferred shares exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Market for securities

TransCanada holds all of the common shares of TCPL and these are not listed on a public market. During 2012 and 2013 to date, 13,663,868 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL Common Shares	Price per TCPL Common Share	Aggregate Issuance Price

January 30, 2012	6,509,161	$41.48	$269,000,000

January 17, 2013	7,154,707	$48.22	$345,000,000

TransCanada's common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol TRP. TransCanada's cumulative redeemable first preferred shares, series 1, 3 and 5 have been listed for trading on the TSX since September 30, 2009, March 11, 2010 and June 29, 2010, under the symbols TRP.PR.A, TRP.PR.B, and TRP.PR.C, respectively. The following tables set out the reported monthly high, low, and month-end closing trading prices and monthly trading volumes of the common shares of TransCanada on the TSX and the NYSE, and the respective series 1, 3, and 5 preferred shares on the TSX, for the period indicated:

COMMON SHARES

	TSX (TRP)				NYSE (TRP)

Month	High ($)	Low ($)	Close ($)	Volume Traded	High (US$)	Low (US$)	Close (US$)	Volume Traded

December 2012	$47.44	$45.30	$47.02	22,542,514	$47.78	$45.69	$47.32	8,599,319

November 2012	$45.98	$43.64	$45.98	20,383,391	$46.13	$43.56	$45.99	6,643,142

October 2012	$45.45	$43.16	$44.97	23,049,914	$46.58	$43.54	$45.23	4,749,881

September 2012	$45.61	$44.26	$44.74	23,361,386	$47.02	$44.27	$45.50	4,531,523

August 2012	$46.29	$44.36	$44.40	25,112,761	$46.76	$44.84	$45.07	7,970,340

July 2012	$46.00	$42.73	$45.67	30,066,257	$45.90	$41.68	$45.45	7,591,231

June 2012	$43.30	$41.47	$42.67	27,804,268	$42.56	$39.87	$41.90	8,808,940

May 2012	$43.55	$41.78	$42.33	24,869,200	$44.20	$40.35	$40.92	10,263,574

April 2012	$43.80	$42.10	$43.46	26,627,021	$44.50	$41.93	$43.98	10,157,804

March 2012	$44.60	$42.31	$42.83	30,474,321	$45.07	$42.38	$43.00	14,759,355

February 2012	$43.69	$41.02	$43.57	27,988,166	$44.21	$41.13	$43.98	10,105,156

January 2012	$44.75	$40.34	$41.25	36,915,568	$44.28	$39.74	$41.05	14,839,199

24 -- TransCanada PipeLines Limited

SERIES 1 PREFERRED SHARES

	TSX (TRP.PR.A)

Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2012	$25.75	$25.25	$25.69	251,155

November 2012	$25.70	$25.21	$25.33	345,144

October 2012	$25.85	$25.41	$25.50	214,250

September 2012	$25.95	$25.46	$25.81	94,025

August 2012	$26.15	$25.64	$25.77	183,141

July 2012	$26.03	$25.50	$25.80	103,746

June 2012	$25.82	$25.26	$25.70	217,717

May 2012	$26.24	$25.40	$25.50	203,126

April 2012	$26.22	$25.80	$26.18	814,719

March 2012	$26.46	$25.60	$25.80	173,582

February 2012	$27.19	$26.15	$26.20	202,767

January 2012	$27.17	$26.15	$26.57	352,329

SERIES 3 PREFERRED SHARES

	TSX (TRP.PR.B)

Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2012	$24.47	$24.14	$24.43	321,065

November 2012	$24.97	$24.15	$24.23	309,882

October 2012	$25.10	$24.82	$24.96	423,217

September 2012	$25.36	$24.79	$24.90	493,093

August 2012	$25.69	$25.20	$25.33	110,019

July 2012	$25.60	$25.05	$25.39	235,273

June 2012	$25.25	$24.96	$25.12	384,867

May 2012	$25.69	$25.05	$25.20	205,547

April 2012	$25.66	$25.30	$25.43	543,553

March 2012	$25.58	$25.00	$25.35	274,498

February 2012	$26.15	$25.35	$25.36	407,748

January 2012	$25.79	$25.25	$25.63	459,012

2012 Annual information form -- 25

SERIES 5 PREFERRED SHARES

	TSX (TRP.PR.C)

Month	High ($)	Low ($)	Close ($)	Volume Traded

December 2012	$26.07	$25.61	$25.95	156,765

November 2012	$25.80	$25.36	$25.59	172,451

October 2012	$25.64	$25.30	$25.43	217,288

September 2012	$25.97	$25.26	$25.40	105,706

August 2012	$25.98	$25.59	$25.85	212,511

July 2012	$25.93	$25.35	$25.59	207,273

June 2012	$25.80	$25.39	$25.48	136,967

May 2012	$26.29	$25.55	$25.65	235,317

April 2012	$25.94	$25.43	$25.80	286,584

March 2012	$26.10	$25.40	$25.54	143,516

February 2012	$26.60	$25.69	$25.99	118,814

January 2012	$26.35	$25.60	$25.91	276,704

In addition, the Series U preferred shares and Series Y preferred shares are listed on the TSX under the symbols TCA.PR.X, and TCA.PR.Y, respectively. The following table sets forth the reported monthly high and low trading prices and monthly trading volumes of the Series U preferred shares and the Series Y preferred shares.

SERIES U PREFERRED SHARES AND SERIES Y PREFERRED SHARES

	Series U (TCA.PR.X)				Series Y (TCA.PR.Y)

Month	High ($)	Low ($)	Close ($)	Volume Traded	High ($)	Low ($)	Close ($)	Volume Traded

December 2012	$52.40	$51.51	$51.70	35,283	$52.90	$52.06	$52.32	33,641

November 2012	$51.90	$51.36	$51.85	16,882	$52.75	$51.95	$52.75	82,157

October 2012	$51.93	$51.32	$51.75	32,824	$52.25	$51.75	$51.90	24,895

September 2012	$51.95	$51.10	$51.38	39,327	$52.30	$51.60	$51.87	87,699

August 2012	$51.42	$50.82	$51.19	22,125	$51.80	$51.15	$51.60	44,849

July 2012	$51.20	$50.66	$51.00	75,880	$51.70	$50.75	$51.15	113,133

June 2012	$52.35	$50.00	$50.55	29,642	$52.47	$51.26	$51.35	36,612

May 2012	$52.70	$51.00	$52.08	34,443	$52.70	$51.25	$51.80	20,501

April 2012	$52.41	$52.05	$52.20	31,752	$53.25	$52.00	$52.21	16,090

March 2012	$52.80	$52.00	$52.25	50,961	$52.98	$51.85	$51.90	26,498

February 2012	$52.80	$52.00	$52.80	60,574	$52.75	$52.06	$52.50	79,172

January 2012	$53.25	$52.00	$52.06	372,076	$53.34	$51.51	$52.11	276,505

26 -- TransCanada PipeLines Limited

Directors and officers

As of February 11, 2013, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 405,905 common shares of TransCanada. This constitutes less than one per cent of TransCanada's common shares. The Company collects this information from our directors and officers but otherwise we have no direct knowledge of individual holdings of TransCanada's securities.

DIRECTORS

The following table sets forth the names of the directors who serve on the Board, as of February 11, 2013 (unless otherwise indicated), together with their jurisdictions of residence, all positions and offices held by them with TransCanada, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TransCanada and, prior to the arrangement, with TCPL. Positions and offices held with TCPL are also held by such person at TransCanada. Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

Name and place of residence	Principal occupation during the five preceding years	Director since

Kevin E. Benson DeWinton, Alberta Canada	Corporate director. Director, Calgary Airport Authority. President and Chief Executive Officer, Laidlaw International, Inc. (transportation services) from June 2003 to October 2007.	2005

Derek H. Burney(1), O.C. Ottawa, Ontario Canada	Senior strategic advisor at Norton Rose Canada LLP (law firm). Director, Paradigm Capital Inc. Advisory Board. Chair, Canwest Global Communications Corp. (communications) from August 2006 (director since April 2005) to October 2010.	2005

E. Linn Draper Lampasas, Texas U.S.	Corporate director. Director, Alliance Data Systems Corporation (data processing and services) and Alpha Natural Resources, Inc. (mining). Chair, NorthWestern Corporation (conducting business as NorthWestern Energy) (oil and gas).	2005

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast L.L.P. (law firm). Director, Metro Inc., Royal Bank of Canada and the Fondation du Musée national des beaux-arts du Québec. Director, Institut Québecois des Hautes Études Internationales, Laval University from August 2002 to June 2009, RBC Dexia Investors Trust until October 2011 and Care Canada from October 2010 to December 2011.	2002

Russell K. Girling Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since July 2010. Chief Operating Officer from July 2009 to June 2010 and President, Pipelines from June 2006 to June 2010. Director, Agrium Inc.	2010

S. Barry Jackson Calgary, Alberta Canada	Corporate director. Chair of the Board, TransCanada since April 2005. Chair, Nexen Inc. (oil and gas) and director, Laricina Energy Ltd. and WestJet Airlines Ltd. Director, Cordero Energy Inc. from April 2005 to September 2008.	2002

Paul L. Joskow New York, New York U.S.	Economist and President of the Alfred P. Sloan Foundation. Professor of Economics, Emeritus, Massachusetts Institute of Technology (MIT). Director, Exelon Corporation (energy), and a trustee of Putnam Mutual Funds.	2004

John A. MacNaughton(2)(3) C.M. Toronto, Ontario Canada	Corporate director. Chair, Business Development Bank of Canada from August 2007 to December 2012 and the Independent Nominating Committee of the Canada Employment Insurance Financing Board from July 2008 to January 2013. Member of the Prime Minister's Advisory Committee on the Public Service from May 2010 to January 2013. Chair, CNSX Markets Inc. (formerly the Canadian Trading and Quotation System Inc.) (stock exchange) from February 2006 to July 2010. Director, Nortel Networks Corporation and Nortel Networks Limited (the principal operating subsidiary of Nortel Networks Corporation) (technology) from June 2005 to September 2010.	2006

Paula Rosput Reynolds Seattle, Washington U.S.	President and Chief Executive Officer of PreferWest, LLC (business advisory group). Director, Anadarko Petroleum Corporation, Delta Air Lines, Inc. and BAE Systems plc. Vice Chair and Chief Restructuring Officer, American International Group Inc. (insurance and financial services) from October 2008 to September 2009. President and Chief Executive Officer, Safeco Corporation (insurance) from January 2006 to February 2008.	2011

Mary Pat Salomone(4)(5) Charlotte, North Carolina, U.S.	Senior Vice-President & Chief Operating Officer of The Babcock & Wilcox Company. Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009, Babcock & Wilcox Nuclear Operations Group, Inc. Director, United States Enrichment Corporation from December 2011 to October 2012.	2013

28 -- TransCanada PipeLines Limited

Name and place of residence	Principal occupation during the five preceding years	Director since

W. Thomas Stephens(6) Greenwood Village, Colorado U.S.	Corporate director. Trustee, Putnam Mutual Funds. Chair and Chief Executive Officer, Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. Director, Boise Inc. from February 2008 to April 2010.	2007(4)

D. Michael G. Stewart Calgary, Alberta Canada	Corporate director. Director, Canadian Energy Services & Technology Corp. (oil and gas) and Pengrowth Energy Corporation (oil & gas). Director, C&C Energia Ltd. from May 2010 to December 2012 and Orleans Energy Ltd. (oil & gas) from October 2008 to December 2010. Director, Pengrowth Corporation (the administrator of Pengrowth Energy Trust) from October 2006 to December 2010. Director, Canadian Energy Services Inc. (the general partner of Canadian Energy Services L.P.) from January 2006 to December 2009.	2006

Richard E. Waugh Toronto, Ontario Canada	Chief Executive Officer and director of The Bank of Nova Scotia (Scotiabank). Director Catalyst Inc. and Chair, Catalyst Canada Advisory Board. Director and President, International Monetary Conference. Vice-Chair, the Institute of International Finance.	2012

(1)
Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies' Creditors Arrangement Act (CCAA) and obtained an order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection, and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

(2)
Nortel Networks Limited was the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as Nortel). Mr. MacNaughton became a director of Nortel on June 29, 2005. Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (OSC) and other provincial securities regulators. The cease trade order related to a delay in filing some of Nortel's 2005 financial statements. The order was revoked by the OSC on June 8, 2006, and the other provincial securities regulators shortly after. On January 14, 2009, Nortel and some of its Canadian subsidiaries filed for creditor protection under CCAA.

(3)
Mr. MacNaughton resigned from the Board effective January 9, 2013.

(4)
Ms. Salomone joined the Board effective February 12, 2013.

(5)
Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 through May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an order confirming Crucible's Second Amended Chapter 11 Plan of Liquidation.

(6)
Mr. Stephens previously served on the Board from 2000 to 2005.

BOARD COMMITTEES
TransCanada has four committees of the Board: the Audit committee, the Governance committee, the Health, Safety and Environment committee and the Human Resources committee. The voting members of each of these committees, as of February 11, 2013, are identified below. Mr. MacNaughton was the Chair of the Governance committee and a member of the Audit committee until the date of his resignation effective January 9, 2013. Mr. Burney was appointed as the Chair of the Governance committee effective February 11, 2013.

Director	Audit committee	Governance committee	Health, Safety and Environment committee	Human Resources committee

Kevin E. Benson	Chair	✓

Derek H. Burney	✓	Chair

E. Linn Draper			Chair	✓

Paule Gauthier			✓	✓

S. Barry Jackson		✓		✓

Paul L. Joskow	✓	✓

Paula Rosput Reynolds			✓	✓

W. Thomas Stephens			✓	Chair

D. Michael G. Stewart	✓		✓

Richard E. Waugh		✓

The respective charters of the Audit, Governance, Health, Safety and Environment and Human Resources committees can be found on our website (www.transcanada.com) under Corporate governance – Board committees. Information about the Audit committee can be found in this AIF under the heading Audit committee.

2012 Annual information form -- 29

OFFICERS
All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada, with the exception of Mr. Hobbs who resides in Houston, Texas, U.S. References to positions and offices held with TCPL are also held by such person at TransCanada. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

Executive officers

Name	Present position held	Principal occupation during the five preceding years

Russell K. Girling	President and Chief Executive Officer	Prior to July 2010, Chief Operating Officer since July 2009 and President, Pipelines since June 2006.

Wendy L. Hanrahan	Executive Vice-President, Corporate Services	Prior to May 2011, Vice-President, Human Resources since January 2005.

Karl R. Johannson	Executive Vice-President and President, Natural Gas Pipelines	Senior Vice-President, Canadian and Eastern U.S. Pipelines from January 2011 to October 2012. Senior Vice-President, Power Commercial from January 2006 to December 2010.

Gregory A. Lohnes(1)	Executive Vice-President, Operations and Major Projects	Prior to November 2012, Executive Vice-President and President, Natural Gas Pipelines. Prior to July 2010, Executive Vice-President and Chief Financial Officer since June 2006.

Donald R. Marchand	Executive Vice-President and Chief Financial Officer	Prior to July 2010, Vice-President, Finance and Treasurer since September 1999.

Dennis J. McConaghy	Executive Vice-President, Corporate Development	Prior to July 2010, Executive Vice-President, Pipeline Strategy and Development.

Sean McMaster	Executive Vice-President, Stakeholder Relations and General Counsel and Chief Compliance Officer	Prior to February 2012, Executive Vice-President, Corporate and General Counsel and Chief Compliance Officer.

Alexander J. Pourbaix	President, Energy and Oil Pipelines	President, Energy from July 2006 to July 2010 and Executive Vice-President, Corporate Development from July 2009 to July 2010.

(1)
Mr. Lohnes has held the position of Executive Vice-President, Operations and Major Projects since November 2012, upon the retirement of Mr. Donald Wishart who held the position since July 2009.

Corporate officers

Name	Present position held	Principal occupation during the five preceding years

Sean M. Brett	Vice-President and Treasurer	Prior to July 2010, Vice-President, Commercial Operations of TC PipeLines GP, Inc., and Director, LP Operations of TCPL. Prior to December 2009, Director, Joint Venture Management, Keystone Pipeline Project of TCPL. Prior to December 2008, Vice-President and Treasurer of TC PipeLines GP, Inc.

Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation since April 2002.

Lee G. Hobbs	President, U.S. Natural Gas Pipelines	Senior Vice-President and General Manager, U.S. Pipelines, Pipelines Division, TCPL, June 2009 to July 2010. Vice-President and General Manager, U.S. Pipelines Central, Pipelines Division, TCPL, March 2007 to June 2009.

Joel E. Hunter	Vice-President, Finance	Director, Corporate Finance, January 2008 to July 2010.

Christine R. Johnston(1)	Vice-President and Corporate Secretary	Vice-President, Finance Law from January 2010 to March 2012. Vice-President, Corporate Development Law from September 2009 to December 2009. Associate General Counsel, Corporate Development and Finance Law from September 2005 to September 2009.

Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management since October 2001.

G. Glenn Menuz	Vice-President and Controller	Vice-President and Controller since June 2006.

(1)
Ms. Johnston has held the position of Vice-President and Corporate Secretary since March 2012, upon the retirement of Mr. Donald DeGrandis who had held the position of Corporate Secretary since June 2006.

30 -- TransCanada PipeLines Limited

CONFLICTS OF INTEREST

Directors and officers of TransCanada and its subsidiaries are required to disclose any existing or potential conflicts in accordance with TransCanada policies governing directors and officers and in accordance with the CBCA. The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. The Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance. If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

Corporate governance

Information about TCPL's corporate governance, including the Company's Board committees and their charters, can be found on our website (www.transcanada.com) under the heading Corporate Governance and at Schedule B to this AIF, which is excerpted from TransCanada's Management Information Circular dated February 11, 2013 (TransCanada's Information Circular).

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

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the Audit committee as of February 11, 2013 are Kevin E. Benson (Chair), Derek H. Burney, Paul L. Joskow, and D. Michael G. Stewart. Mr. Draper was a member of the Audit committee from May 1, 2009 to April 26, 2012 and became a member of the Human Resources committee effective April 27, 2012. Mr. MacNaughton was a member of the Audit committee from May 1, 2009 to January 9, 2013, the effective date of his retirement as a director of TCPL. Richard E. Waugh attends the Audit committee meetings as an observer and does not vote on any matters.

The Board believes that the composition of the Audit committee reflects a high level of financial literacy and expertise. Each member of the Audit committee has been determined by the Board to be independent and financially literate within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Benson is an Audit Committee Financial Expert as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit committee. The following is a description of the education and experience, apart from their respective roles as directors of TransCanada, of each member of the Audit committee that is relevant to the performance of his responsibilities as a member of the Audit committee.

Kevin E. Benson
Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants. Mr. Benson was the President and Chief Executive Officer of Laidlaw International, Inc. until October 2007. In prior years, he has held several executive positions including one as President and Chief Executive Officer of The Insurance Corporation of British Columbia and has served on other public company boards and on the audit committees of certain of those boards.

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

2012 Annual information form -- 31

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

Paul L. Joskow
Mr. Joskow earned a Bachelor of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University, and a Ph.D. in Economics from Yale University. He is currently the President of the Alfred P. Sloan Foundation and a Professor of Economics, Emeritus, at MIT. He has served on the boards of several public companies and other organizations and on the audit committees of most of those boards, including serving as a trustee of Putnam Mutual Funds since October 1997, where he served as the Chair of the audit committee from November 2002 until December 2005.

John A. MacNaughton
Mr. MacNaughton earned a Bachelor of Arts in Economics from the University of Western Ontario. During his term as a member of TransCanada's Audit committee, Mr. MacNaughton was the Chair of the Business Development Bank of Canada. He was Chair of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) until July 2010. In prior years, Mr. MacNaughton held several executive positions including founding President and Chief Executive Officer of the Canadian Pension Plan Investment Board and President of Nesbitt Burns Inc. He has served on the audit committee of other public companies.

D. Michael G. Stewart
Mr. Stewart earned a Bachelor of Science (Honours) in Geological Science from Queen's University. Mr. Stewart has served and continues to serve on the boards of several public companies and other organizations and on the audit committees of certain of those boards. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 39 years.

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

EXTERNAL AUDITOR SERVICE FEES

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2012	2011

Audit fees • audit of the annual consolidated financial statements • services related to statutory and regulatory filings or engagements • review of interim consolidated financial statements and information contained in various prospectuses and other offering documents	$5.7	$6.9

Audit-related fees • services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans	0.1	0.2

Tax fees • Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings	0.5	0.4

All other fees • review of information system design procedures • services related to vendor analytics and environmental compliance credits	0.6	0.1

Total fees	$6.9	$7.6

32 -- TransCanada PipeLines Limited

Loans to directors and executive officers

As of the date of this AIF, none of our directors and executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•
former executives or directors of TransCanada or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

Securities owned by directors

The table below shows: the total value as of February 11, 2013 of each director's shares and deferred share units (DSUs) or shares of our affiliates outstanding at the end of 2012, including the DSUs credited as dividend equivalents until January 31, 2013.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

Director	TransCanada Common Shares	Deferred Share Units

K. Benson	13,000	46,694

D. Burney	5,790	38,109

E.L. Draper	—	47,835

P. Gauthier	2,000	49,267

R. Girling	794,979	—

S.B. Jackson	39,000	90,148

P.L. Joskow	5,000	28,949

J. MacNaughton	50,000	35,712

P. Rosput Reynolds	2,500	3,653

M.P. Salomone	—	—

W. T. Stephens	1,800	17,745

D.M.G. Stewart	14,339	18,858

R.E. Waugh	29,150	4,043

Notes

•
Refer to the Compensation of directors section below for further information regarding the compensation of TransCanada's directors.
•
Mr. Girling is an employee of TCPL and participates in the Company's executive share unit program. He does not participate in the DSU program. Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through exercise of stock options that are vested under the stock option plan, which is described in Schedule D to this AIF under the heading Compensation — Executive compensation. Directors as such do not participate in the stock option plan. Mr. Girling, as an employee of TCPL, has the right to acquire 699,294 common shares under vested stock options, which amount is included in this chart.
•
Mr. Girling's holdings include 4,000 shares held by his wife.
•
Mr. Stewart's holdings include 1,853 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

Compensation of directors

Information relating to the compensation of directors, including information regarding compensation paid by TCPL to directors in 2012, the Company's minimum share ownership guidelines and TCPL's share unit plan for non-employee directors, is provided in Schedule D to this AIF under the heading Compensation – Director compensation, which is excerpted from TransCanada's Information Circular.

2012 Annual information form -- 33

Executive compensation

Information relating to TCPL's compensation governance is provided in Schedule D to this AIF under the heading Compensation – Compensation governance, which is excerpted from TransCanada's Information Circular. Information relating to TCPL's executive compensation is provided in Schedule D to this AIF under the heading Compensation – Executive compensation, which is excerpted from TransCanada's Information Circular. Board and committee meetings of TransCanada and TCPL run concurrently. TCPL is the principal operating subsidiary of TransCanada.

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

Legal proceedings and regulatory actions

TCPL and its subsidiaries are subject to various legal proceedings and regulatory actions arising in the normal course of business. While the final outcomes of such legal proceedings and regulatory actions cannot be predicted with certainty and there can be no assurance that such matters will be resolved in TCPL favour, it is the opinion of TCPL's management that the resolution of such proceedings and regulatory actions will not have a material impact on TCPL's consolidated financial position, results of operations or liquidity. We are not aware of any potential legal proceeding or action that would have a material impact on our consolidated financial position, results of operations or liquidity.

The most significant this year were the TransAlta Sundance A claims, which were resolved through a binding arbitration process that resulted in a decision in July 2012. For further information regarding the Sundance A claims, refer to the General developments of the business – Developments of the Energy business section of this AIF above and the Energy – Significant events section of the MD&A, which section is incorporated by reference herein.

Transfer agent and registrar

TCPL's transfer agent and registrar is Computershare Trust Company of Canada with its Canadian transfer facilities in the cities of Vancouver, Calgary, Toronto, Halifax and Montréal.

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

34 -- TransCanada PipeLines Limited

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

2012 Annual information form -- 35

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

36 -- TransCanada PipeLines Limited

Schedule B

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	28
	Board characteristics	29
	Governance philosophy	31
	Role and responsibilities of the Board	33
	Orientation and education	38
	Board effectiveness	39
	Communicating with the Board	42
	Shareholder proposals	42
	Board committees	42

About our governance practices

Our Board and management are committed to the highest standards of ethical conduct and corporate governance.

TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.

Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):

•
National Instrument 52-110, Audit Committees
•
National Policy 58-201, Corporate Governance Guidelines, and
•
National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply to foreign private issuers.

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

28 -- TransCanada PipeLines Limited

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•
an independent, non-executive Chair
•
an effective board size
•
all directors but one are independent
•
knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
•
qualified directors who can make a meaningful contribution to the Board and the development of our business
•
significant share ownership requirements to align the directors' interests with those of our shareholders, and
•
annual assessments of Board, committee and director effectiveness.

Size and composition
TransCanada's articles state that the Board must have 10 to 20 directors.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and possible associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. None of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

2012 Annual information form -- 29

Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

In 2012, the independent directors met separately before and after every regularly scheduled Board meeting. All of the directors meet with management as required.

Independent advice
The Board and each of its four standing committees can retain independent advisors to assist it in carrying out its duties and responsibilities.

Serving on other boards
Our directors are limited to serving on a total of six public company boards to ensure we do not have overboarding or interlocking relationships that would conflict with a director's independence or interfere with fulfilling their Board duties and responsibilities. We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. The Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 16 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. Our Board has adopted the policy of holding in-camera sessions at each meeting of the Board and committees without management.

30 -- TransCanada PipeLines Limited

GOVERNANCE PHILOSOPHY
We believe that effective Corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.

The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.

Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.

Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.

Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.

The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate Board committee, and disclosed publicly. There were no material departures from the Code in 2012.

The Code is posted on our website (www.transcanada.com).

2012 Annual information form -- 31

Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and non-profit organizations pose any potential conflict. The Board reviewed these relationships and determined that they do not interfere with any of our director's ability to act in our best interests.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of their immediate supervisor.

Affiliates
The Board closely oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy.

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2012 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than 5% of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director receives more "withheld" than "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no extenuating circumstances. We expect the Board to announce its decision to either accept or reject the director's resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.

This policy does not apply if there is a proxy contest over the election of directors.

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 11, 2013, all of our directors met the share ownership requirements within the required time limits. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone, who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements.

See Aligning the interests of directors and shareholders on page 54 and Aligning the interests of executives and shareholders on page 70 for more information.

32 -- TransCanada PipeLines Limited

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board's primary responsibilities are to foster TransCanada's long-term success, oversee our business affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.

The Board's main objective is to promote our best interests to maximize long-term shareholder value and enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.

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

The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.

See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

2012 Annual information form -- 33

Strategic planning
We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy and business interests at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic matters throughout the year. See Meeting attendance on page 27 for more information about the meetings held in 2012 and Orientation and education on page 38 for more information about the strategic issues and planning sessions attended by Board members in 2012.

34 -- TransCanada PipeLines Limited

Risk oversight
The Governance committee oversees our risk management activities. It monitors the identified business risks using a risk matrix which categorizes the risks and shows the Board committee and executives responsible for specific oversight of each risk. The committee reviews TransCanada's key business risks with management at each committee meeting and the risk matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective Board committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

We manage risk by identifying the key business risks and categorizing them under six main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

All of our executives are involved in the process and are accountable for developing plans and actions to prevent and/or mitigate the risks and to minimize any associated costs.

The Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational safety and environmental risks.

The Audit committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.

2012 Annual information form -- 35

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

The committee reviews HSE performance quarterly with comparison to previously set targets and takes into account incidents and highlights of performance during the relevant quarter, and reviews program plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, pipeline integrity, operational risk issues and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review being conducted by management.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under construction as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and the Board also typically has a separate site visit each year.

See Compensation governance on page 47 for more information about how we manage our compensation risk.

36 -- TransCanada PipeLines Limited

Succession planning
The Human Resources committee oversees succession planning for management, and is directly responsible for developing the CEO succession plan and presenting it to the Board for discussion. Succession planning for the CEO position occurs over several years so potential candidates can grow into the role. It includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the committee and the Board believe are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each executive to ensure ongoing performance is satisfactory, and presents them to the committee.

The CEO identifies potential future candidates for the executive vice-president positions, with input from the Human Resources committee. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The committee reviews each position and the performance assessment and competencies of potential successors at least once a year and makes recommendations to the Board for approval as appropriate.

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

2012 Annual information form -- 37

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2012 program included a site visit and sessions on strategic issues.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.

Directors receive a reference manual with:

•
details about their duties and obligations as a member of the Board
•
information about our business and operations
•
copies of the Board and committee charters
•
copies of past public filings, and

•
documents from recent Board meetings.

The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements.

The Governance committee develops the program every year based on current and emerging issues, our corporate objectives and input from other directors.

We also suggest seminars and education programs that may be relevant, and pay the registration fee and travel expenses as appropriate. We offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities.

2012 director education program

2012	Topic	Presented/hosted by	Attended by

February 13	Strategic issues session – Solar generation	Senior Vice-President, Western Power and Gas Storage	All directors
	Eastern Mainline oil pipeline project	Senior Vice-President, Oil Pipelines

June 11-12	Strategic planning session – a number of topics related to the direction of	ELT, led by Executive Vice-President, Corporate Development	All directors
overall corporate strategy

October 3	Site visit to Parkway pipeline project near Toronto, Ontario including Maple compressor station	Executive Vice-President, Operations and Major Projects	Health, Safety and Environment committee

November 28	Strategic issues session – Organizational capability update	Executive Vice-President, Corporate Services	All directors
	2013 Strategy and portfolio management	Executive Vice-President, Corporate Development

38 -- TransCanada PipeLines Limited

BOARD EFFECTIVENESS
The Governance committee assesses the performance of the Board, Board committees and individual directors every year and reports the results to the Board. The Chair of the Board conducts one-on-one interviews with each director, and each committee conducts a self-assessment led by its committee Chair.

Assessments focus on the effectiveness of the Board and each committee and solicit input from directors about areas for potential improvement. Interviews include questions about personal and individual peer performance. The Chair of the Board summarizes the interview responses and reports them to the Governance committee and the Board.

The Chair of the Governance committee interviews each director about the performance of the Chair of the Board based on the Chair's terms of reference, and presents the results to the Board for discussion.

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

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 16, in the Audit committee report on page 43 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2012 Annual information form -- 39

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination.

The committee looks for a mix of skills and experience required for overseeing our affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity, however, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & Finance • Energy/Utilities • Engineering • Governance • Government • Health, Safety & Environment • International markets	• Law • Management/Leadership • Oil & Gas/Utilities • Operations • Regulatory, and • Risk management.

Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.

The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

Director tenure
The Governance committee reviews factors like age, changes in principal occupation or other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting, unless:

•
they have not served seven consecutive years and the Board recommends that the director stand for re-election every year until the end of the seven year period, or
•
the Board recommends that a director stand for re-election because of their specific skills and experience.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected:

Current composition	Post-meeting composition

40 -- TransCanada PipeLines Limited

The table below lists the likely retirement dates of the current non-executive directors based on current age, the Board committees they serve on, their education and their areas of expertise. The Governance committee considers these factors and others when discussing Board renewal. Dr. Draper will retire on April 26, 2013 prior to the annual and special meeting.

Retirement year	Director	Board committees	Education	Skills and experience

2013	E. Linn Draper	Health, Safety & Environment (Chair) Human Resources	Ph.D. Nuclear Science B.Sc. Chemical Engineering	Energy/Utilities Engineering Management/Leadership Operations & HSE

2014	Paule Gauthier	Health, Safety & Environment Human Resources	LL.M. LL.B. B.A.	Governance Government Law Regulatory

	W. Thomas Stephens	Human Resources (Chair) Health, Safety & Environment	M.Sc. Industrial Engineering	Building & Commercial products Engineering Forestry Management/Leadership Operations & HSE

2015	Derek H. Burney	Audit Governance (Chair)	M.A. Political Science B.A. Political Science	Civil aviation & Defence Energy/Utilities Government Regulatory Telecommunications

2017	Kevin E. Benson	Audit (Chair) Governance	B.A. Accounting	Accounting & Finance Economics Management/Leadership Transportation

2018	Paul L. Joskow	Audit Governance	Ph.D. Economics M.A. Economics B.A. Economics	Accounting & Finance Economics Energy/Utilities Governance Government Regulatory

	Richard E. Waugh	Governance	MBA B.Comm.	Banking International markets Management/Leadership

2022	D. Michael G. Stewart	Audit Health, Safety & Environment	B.Sc. Geological Sciences	Energy Management/Leadership Oil & Gas Operations & HSE

2023	S. Barry Jackson	Board Chair Governance Human Resources	B.Sc. Engineering	Engineering Management/Leadership Oil & Gas/Utilities Operations & HSE

2027	Paula Rosput Reynolds	Health, Safety & Environment Human Resources	B.A. Economics	Economics Energy/Utilities Insurance Management/Leadership Risk management

2030	Mary Pat Salomone	—	MBA B.A. Engineering	Energy/Utilities Engineering International markets Management/Leadership Operations & HSE

2012 Annual information form -- 41

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2013 annual and special meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 12, 2013 to be considered for the Management information circular for our 2014 annual meeting of common shareholders.

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the Board committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).

The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee. Mr. Waugh attends the Audit committee meetings as an observer and does not vote on any matters at that committee.

The committees will be reconstituted after the annual and special meeting.

All meetings have time set aside for members to discuss the committee operations and responsibilities without management present.

42 -- TransCanada PipeLines Limited

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Paul L. Joskow D. Michael G. Stewart
(Mr. MacNaughton served as a member of the Audit committee from June 14, 2006 until January 9, 2013, the effective date of his resignation from the Board.)

Meetings in 2012	5 regularly scheduled meetings (February, April, July, October, November)

Independent	4 independent directors, 100% independent and financially literate.

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

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external and internal auditors and management. The committee also meets in-camera at the end of each meeting.

2012 highlights

•
Reviewed our 2012 interim and annual disclosure documents, including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis (MD&A), AIF and any financial statements required by regulatory authorities and recommended them to the Board for approval.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services and our pension plans.
•
Oversaw our financial reporting risks, including issues relating to materiality and risk assessment.
•
Received the external auditors' formal written statement of independence (which sets out all of its relationships with TransCanada) and its recommendations to management about our internal controls and procedures.
•
Recommended changes to the Canadian Pension Plan Statement of Investment Policies and Procedures as part of its annual review.
•
Reviewed the major accounting policies and estimates.
•
Recommended changes to the composition of third-party investment managers engaged to manage funds invested in the Canadian Pension Plan.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Reviewed the risk management policies, developments and reports relating to counterparty, insurance and market risks.
•
Recommended changes to the Code of business ethics to reflect industry best practices and consolidate our Code of business ethics for employees, Code of business ethics for contract workers and independent consultants and the Code of business ethics for directors into a single code.
•
Reviewed/recommended prospectuses/offering documents related to issuance of securities.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving services. The 2012 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2012 Annual information form -- 43

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Paul L. Joskow Richard E. Waugh

(Mr. MacNaughton served as Chair of the Governance committee from May 1, 2009 to January 9, 2013, the effective date of his resignation from the Board. Mr. Burney was appointed Chair of the Governance committee effective February 11, 2013.)

Meetings in 2012	3 regularly scheduled meetings (February, April, October)

Independent	5 independent directors, 100% independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

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

2012 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).
•
Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions in January, June and November.
•
Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
•
Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks and our director share ownership requirements.
•
Reviewed our corporate governance guidelines and recommended appropriate changes to the Board for approval, including updating the fixed term membership policy to allow the Board to extend the renewable four year term of the Chair of the Board for such further period as may be deemed appropriate by the Board. The committee also recommended to the Board that the Chair terms of reference be amended to reflect this change. Based on a recommendation from the committee, the Board extended Mr. Jackson's term as Chair of the Board for a further two year term.
•
Reviewed say on pay updates and voting trends.

•
Monitored updates to securities regulation (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The Governance committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy to recoup executive compensation in the event we must restate our financial statements because of material non-compliance with any financial reporting requirements.
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.
•
Reviewed the charters of the Board and other committees and recommended them with appropriate amendments to the Board for approval. The changes included amending the Board Charter to delete reference to approval of outside directorships of the executive leadership team as this falls within the Governance committee's responsibility.

44 -- TransCanada PipeLines Limited

Health, Safety and Environment committee

Members	E. Linn Draper (Chair, retiring April 26, 2013) Paule Gauthier Paula Rosput Reynolds W. Thomas Stephens D. Michael G. Stewart

Meetings in 2012	3 regularly scheduled meetings (February, April and October)

Independent	5 independent directors, 100% independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies and procedures to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

The Health, Safety and Environment committee meets in-camera with the Vice-President, Community, Safety and Environment and separately at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary.

2012 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management and detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters and pipeline integrity.
•
Visited the Maple compressor station in Ontario and met with the employee representatives of the eastern region joint health, safety and environment committee.
•
Viewed the Parkway pipeline project right of way in the greater Toronto area and discussed urban encroachment and safety measures.
•
Monitored Canadian and U.S. air emissions and greenhouse gas policies.

2012 Annual information form -- 45

Human Resources committee

Members	W. Thomas Stephens (Chair)
E. Linn Draper (retiring April 26, 2013) Paule Gauthier S. Barry Jackson Paula Rosput Reynolds

Meetings in 2012	3 regularly scheduled meetings (February, October, November)
3 special meetings (January, April, September)

Independent	5 independent directors, 100% independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans and succession planning, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation.

It approves all non-executive long-term incentive awards, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2012 highlights

•
Assessed the performance of the executive leadership team and recommended the 2012 executive compensation awards to the Board for approval.

•
Held special meetings on executive compensation in January, April and September.
•
Reviewed the long-term incentive mix for our executive leadership team and approved an adjustment to the weighting so that 50% of the value is allocated each to executive share units (ESUs) and stock options.
•
Reviewed the methodology for determining the fair value of stock options and approved the approach of using TransCanada's accounting value as determined under the Binomial valuation model.
•
Adopted relative total shareholder return as the single performance measure for the 2012 ESU grant, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%.
•
Reviewed and approved amendments to the retirement provisions of the ESU and stock option plans.

The committee also undertook a number of other activities during the year, and these go into effect beginning in 2013:

•
Reviewed the form and structure of our short-term incentive plan and approved
•
adjustments to the relative weighting of corporate, business unit and individual performance ratings, and
•
adopted an additive methodology to determine short-term incentive awards.
•
Reviewed the mandate, independence, performance and compensation of, and reappointed, the external compensation consultant.

46 -- TransCanada PipeLines Limited

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

(a)
review, discuss with management and the external auditors and recommend to the Board for approval, the Company's audited annual consolidated financial statements, annual information form, management's discussion and analysis, all financial information in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual proxy circular, but excluding any pricing supplements issued under a medium term note prospectus supplement of the Company;
(b)
review, discuss with management and the external auditors and recommend to the Board for approval the release to the public of the Company's interim reports, including the consolidated financial statements, management's discussion and analysis and press releases on quarterly financial results;
(c)
review and discuss with management and external auditors the use of non-GAAP information and the applicable reconciliation;
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

2012 Annual information form -- 1

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

IV. Oversight in Respect of Internal Audit

(a)
review the audit plans of the internal auditors of the Company including the degree of coordination between such plans and those of the external auditors and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;
(b)
review the significant findings prepared by the internal audit department and recommendations issued by it or by any external party relating to internal audit issues, together with management's response thereto;
(c)
review compliance with the Company's policies and avoidance of conflicts of interest;
(d)
review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with subsidiaries and affiliates;
(e)
ensure the internal auditor has access to the Chair of the Audit Committee and of the Board and to the Chief Executive Officer and meet separately with the internal auditor to review with him or her any problems or difficulties he or she may have encountered and specifically:
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

2 -- TransCanada PipeLines Limited

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
(e)
review and approve the Company's hiring policies for partners, employees and former partners and employees of the present and former external auditors (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company's audit as an employee of the external auditors during the preceding one-year period) and monitor the Company's adherence to the policy;

2012 Annual information form -- 3

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

IX. U.S. Stock Plans
To review and approve the engagement and related fees of the auditor for any plan of a U.S. subsidiary that offers Company stock to employees as an investment option under the plan.

X. Oversight in Respect of Internal Administration

(a)
review annually the reports of the Company's representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;
(b)
oversee the succession planning for the senior management in finance, treasury, tax, risk, internal audit and the controllers' group.

XI. Oversight Function
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

3. COMPOSITION OF AUDIT COMMITTEE
The Audit Committee shall consist of three or more Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), and all of whom are unrelated and/or independent for the purposes of applicable Canadian and United States securities law and applicable rules of any stock exchange on which the Company's securities are listed. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company's securities are listed for trading or, if it is not so defined as that term is interpreted by the Board in its business judgment).

4. APPOINTMENT OF AUDIT COMMITTEE MEMBERS
The members of the Audit Committee shall be appointed by the Board from time to time, on the recommendation of the Governance Committee and shall hold office until the next annual meeting of shareholders or until their successors are earlier appointed or until they cease to be Directors of the Company.

4 -- TransCanada PipeLines Limited

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

11. NOTICE OF MEETINGS
Notice of the time and place of every meeting shall be given in writing, facsimile communication or by other electronic means to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

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

14. REVIEW OF CHARTER AND EVALUATION OF AUDIT COMMITTEE
The Audit Committee shall review its Charter annually or otherwise, as it deems appropriate and, if necessary, propose changes to the Governance Committee and the Board. The Audit Committee shall annually review the Audit Committee's own performance.

2012 Annual information form -- 5

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

6 -- TransCanada PipeLines Limited

Schedule D

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes executive compensation decisions at TransCanada, and explains its decisions for 2012.

WHERE TO FIND IT

>	Compensation governance	47
	Expertise	48
	Compensation oversight	49
	External consultant	51
>	Director compensation	53
	Compensation discussion and analysis	53
	2012 details	56
>	Executive compensation	61
	Compensation discussion and analysis	61
	2012 details	92

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• W. Thomas Stephens (Chair)	• Derek H. Burney (Chair)
• E. Linn Draper (retires April 26, 2013)	• Kevin E. Benson
• Paule Gauthier	• S. Barry Jackson
• S. Barry Jackson	• Paul L. Joskow
• Paula Rosput Reynolds	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent.

2012 Annual information form -- 47

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Skills and experience	Number of directors

Human resources/Compensation experience	5

CEO experience (oil and gas, forest and paper products, utilities and insurance industries)	4

Governance/Risk management experience	3

Legal expertise	1

Financial expertise	1

All of the members have experience as members of human resources or compensation committees of other public companies.

Mr. Stephens, the committee Chair, has also chaired the compensation committees of two other public companies. He is a former chief executive officer of four public companies, and has experience working with boards and compensation consultants in designing appropriate compensation programs.

Dr. Draper is a former chief executive officer of two U.S. public companies and is currently the Chair of the compensation committee of one other U.S. public company.

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

Governance
The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a chief executive officer of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

You can find specific details about each director's background and experience in the director profiles starting on page 16, and more information about the committees starting on page 42.

48 -- TransCanada PipeLines Limited

COMPENSATION OVERSIGHT
Compensation oversight ensures executives and directors are compensated fairly, without incurring undue risk to TransCanada's business and operations.

The Board reviews our compensation policies and practices every year and considers the related risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.

Multi-year strategic plan
We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and build new asset investment programs
•
cultivate a focused portfolio of high quality development options, and
•
maximize our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the adjustment factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see pages 69 through 77 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 87 through 91 for the pay mix for each named executive.

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not incur undue risk to TransCanada or encourage executives to take inappropriate risks.

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

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different

2012 Annual information form -- 49

  corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

•
Independent advice: Management uses an external compensation consultant to conduct a competitive compensation review every year of all executive positions. This provides the committee and the Board with a market reference point when they assess individual performance in the context of overall corporate performance. The committee has also retained its own external consultant to advise it on human resources matters.

•
Emphasis on long-term incentives: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include ESUs and stock options – both incentive plans encourage value creation over the long-term and align executives' interests with those of our shareholders.

•
Pre-established objectives: The Board approves pre-established corporate, business unit and individual objectives every year for each member of the executive leadership team. These are used to assess their performance and determine their compensation, and executives agree to these objectives as set out in their annual performance agreements and scorecards.

•
Performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Fixed limits on variable compensation payments: Short-term incentive payouts could be adjusted from target up to a maximum factor of 2.0 for individual performance and up to 1.2 for corporate performance. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.

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

•
Share ownership requirements: We implemented share ownership requirements for both directors and executives in 2003, reflecting the Board's view that directors and executives can best represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

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

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements. The Governance committee continues to monitor legal developments in the U.S., emerging best practices in Canada and any legal or tax issues associated with a clawback policy to recoup executive compensation in the event we must

50 -- TransCanada PipeLines Limited

  restate our financial statements because of material non-compliance with any financial reporting requirements.

•
Say on pay: We have implemented a non-binding advisory shareholder vote on our approach to executive compensation. We held say on pay votes at our annual shareholder meetings in 2010, 2011 and 2012. These advisory votes were approved by 86.77% of voting shareholders in 2010, 90.25% of voting shareholders in 2011 and 96.63% of voting shareholders in 2012 confirming that a significant majority of shareholders have accepted our approach to executive compensation.

•
Code of business ethics: To reflect industry best practices, in 2012 we consolidated our Code of business ethics for employees, Code of business ethics for contract workers and independent consultants and the Code of business ethics for directors into a single code. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:

•
we have the proper practices in place to effectively identify and mitigate potential risk, and
•
TransCanada's compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

EXTERNAL CONSULTANT
TransCanada first retained Towers Watson in 2002 to provide human resources consulting services to management.

The Human Resources committee retains an individual consultant from Towers Watson as its independent advisor on human resources matters to help carry out its mandate. The consultant was originally retained in 2006. The committee obtains independent advice from the consultant to support its compensation review and decision-making and while the information is an important tool in the committee's processes, the committee is responsible for making its own decisions and recommendations to the Board, which reflect other factors and considerations discussed in the Executive compensation discussion and analysis (CD&A) included herein. The committee engaged the consultant again in 2012 based on the quality of the advisory services on executive compensation matters.

As the Human Resources committee's consultant is from the same firm as management's consultant, TransCanada and Towers Watson have taken several steps to maintain the independence of the external consultant, including ensuring that the consultant's pay is not directly affected by any change in services provided to management or the Board committees.

The consultant:

•
is not the client relationship manager
•
is not involved in any client development activities related to increasing consulting services to us
•
only provides services to the Human Resources committee, and
•
has limited interactions with management unless they specifically relate to matters for the committee's review or approval.

2012 Annual information form -- 51

The Human Resources committee created a mandate for the consultant that includes:

  •
  advising on compensation levels for the CEO
  •
  assessing the CEO's recommendations on the compensation of the other named executives
  •
  attending all of its committee meetings (unless otherwise requested by the committee Chair)
  •
  providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
  •
  reporting to the committee on all matters related to executive compensation.

In 2012, the Human Resources committee adopted a pre-approval policy for fees paid to Towers Watson. Under the policy, the committee must pre-approve the fees and terms of service for TransCanada with any compensation consultant that also provides independent advice to the committee. The Chair of the committee is authorized to pre-approve the terms of engagement and additional fees up to $250,000 between scheduled meetings and must report any pre-approval to the committee. The table below shows the fees paid to Towers Watson in 2011 and 2012.

Executive compensation-related fees

Towers Watson	2012	2011

Consulting to the Human Resources committee	$158,000	$164,003

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	156,000	197,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,232,000	2,278,358
Consulting to the Governance committee
• preparing an annual report on director compensation	33,000	32,000

All other fees	–	–

Total fees	$2,579,000	$2,671,361

52 -- TransCanada PipeLines Limited

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	53
	Approach	53
	Components	55
>	2012 details	56
	Director compensation table	56
	At-risk investment	58
	Incentive plan awards	60

APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on. The Governance committee reviews director compensation at least once a year, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

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

Benchmarking
Director compensation is benchmarked against two comparator groups. The companies in the custom comparator group are relatively consistent with the publicly-traded companies included in the executive compensation comparator group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry comparator group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors. Towers Watson conducts an independent review of director compensation every year, and prepares a report on compensation paid by our comparator companies. The Governance committee refers to the report when conducting its compensation review.

2012 comparator groups

Custom comparator group	General industry comparator group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Nexen Inc.	National Bank of Canada
Suncor Energy Inc.	Potash Corporation of Saskatchewan Inc.
Talisman Energy Inc.	Resolute Forest Products Inc.
TransAlta Corporation	Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

2012 Annual information form -- 53

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least six times their annual cash retainer ($420,000) in shares or DSUs within five years of joining the Board. The minimum was increased from five times in October 2011, to reinforce the importance of share ownership and more closely align the interests of directors and shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement under the executive share ownership guidelines which is four times his base salary. Mr. Girling meets these ownership requirements (see page 87 for details).

As of February 11, 2013, all of our directors had met the share ownership requirements within the required time limits. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Introduced in 1998, our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2012.

Directors redeem their DSUs when they retire from the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

54 -- TransCanada PipeLines Limited

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is an employee of TransCanada and is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2012 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board retainer	$155,000 per year
paid to each director except the Chair of the Board	($70,000 cash + $85,000 in DSUs)	represented 1,921 DSUs for Canadian directors and 1,922 DSUs for U.S. directors in 2012

Chair of the Board	$410,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $230,000 in DSUs)	represented 5,198 DSUs in 2012

Committee retainer paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$12,000 per year

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)	no such fees were paid in 2012

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2012, five directors chose to receive 100% of their retainer and meeting and travel fees in DSUs:

•
Kevin E. Benson
•
E. Linn Draper
•
S. Barry Jackson
•
John A. MacNaughton, and
•
Richard E. Waugh

There were no changes to director compensation in 2012.

Beginning in 2013, the mandatory DSU portion of the directors' annual compensation was increased by $15,000 from $85,000 to $100,000 and the mandatory DSU portion of the annual compensation for the Chair of the Board was increased by $30,000 from $230,000 to $260,000 to more closely align compensation to the market 50th percentile of our comparator groups and to continue to attract skilled directors to the Board.

2012 Annual information form -- 55

Director compensation – 2012 details

The table below shows total director compensation awarded, credited or paid in 2012.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	114,500	85,000	–	–	–	–	199,500

Derek H. Burney	114,000	85,000	–	–	–	–	199,000

Wendy K. Dobson (retired April 27, 2012)	39,758	27,555	–	–	–	–	67,313

E. Linn Draper (retiring April 26, 2013)	122,015	85,000	–	–	–	–	207,015

Paule Gauthier	112,500	85,000	–	–	–	–	197,500

S. Barry Jackson	208,500	230,000	–	–	–	23,301	461,801

Paul L. Joskow	112,500	85,000	–	–	–	–	197,500

John A. MacNaughton (retired January 9, 2013)	114,500	85,000	–	–	–	–	199,500

David P. O'Brien (retired April 27, 2012)	32,258	27,555	–	–	–	–	59,813

Paula Rosput Reynolds	112,701	85,000	–	–	–	–	197,701

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–

W. Thomas Stephens	123,500	85,000	–	–	–	–	208,500

D. Michael G. Stewart	108,000	85,000	–	–	–	–	193,000

Richard E. Waugh (joined February 1, 2012)	97,388	77,761	–	–	–	—	175,149

Notes

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($85,000) and the Board Chair retainer ($230,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2012.

•
In 2012, Mr. Jackson was reimbursed $17,673 for third-party office and other expenses, and received a reserved parking space valued at $5,628.

56 -- TransCanada PipeLines Limited

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs awarded or credited as at the grant date, unless stated otherwise.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	12,000	12,000	12,000	1,500	1,500	–	199,500	199,500

Derek H. Burney	70,000	11,000	–	12,000	12,000	7,500	1,500	114,000	85,000	199,000

Wendy K. Dobson (retired April 27, 2012)	22,692	3,566	–	3,000	7,500	3,000	–	39,758	27,555	67,313

E. Linn Draper (retiring April 26, 2013)	70,000	5,515	12,000	12,000	12,000	9,000	1,500	–	207,015	207,015

Paule Gauthier	70,000	11,000	–	12,000	13,500	4,500	1,500	83,500	114,000	197,500

S. Barry Jackson	180,000	–	–	24,000	–	1,500	3,000	–	438,500	438,500

Paul L. Joskow	70,000	11,000	–	12,000	12,000	6,000	1,500	112,500	85,000	197,500

John A. MacNaughton (retired January 9, 2013)	70,000	5,500	12,000	10,500	12,000	3,000	1,500	–	199,500	199,500

David P. O'Brien (retired April 27, 2012)	22,692	3,566	–	1,500	4,500	–	–	9,566	50,247	59,813

Paula Rosput Reynolds	70,000	9,701	–	10,500	13,500	7,500	1,500	54,851	142,850	197,701

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–	–	–	–

W. Thomas Stephens	70,000	5,500	12,000	10,500	13,500	10,500	1,500	100,900	107,600	208,500

D. Michael G. Stewart	70,000	11,000	–	12,000	12,000	1,500	1,500	108,000	85,000	193,000

Richard E. Waugh (joined February 1, 2012)	64,038	4,850	–	10,500	12,000	4,500	1,500	–	175,149	175,149

Notes

•
DSUs credited includes the minimum portion of the Board retainer paid in DSUs ($230,000 for the Chair and $85,000 for the other directors) plus the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2012. DSUs were paid quarterly based on $42.83, $42.67, $44.74 and $47.02, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2012. Directors are able to redeem their DSUs when they retire from the Board.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
Committee meeting fees for Mr. Waugh include $7,500 received for attending five Audit committee meetings as an observer. He also received $1,500 for attending one Governance committee meeting as an observer prior to becoming a member.

•
Committee meeting fees for Ms. Reynolds include $4,500 received for attending two Human Resources and one Health, Safety and Environment committee meeting as an observer prior to becoming a member of each committee.

2012 Annual information form -- 57

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2013
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2012, including dividend equivalents accrued until January 31, 2013, plus any additional shares acquired in 2012.

All of the directors have met the share ownership requirements within the required timeframe. Ms. Reynolds, who was appointed to the Board on November 30, 2011, and Ms. Salomone, who joined the Board on February 12, 2013, have five years from their respective appointment dates to meet the requirements. Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 54 and 70 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2013.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $41.48 on February 13, 2012 and $48.25 on February 11, 2013. It includes DSUs credited as dividend equivalents until January 31, 2013.
•
Mr. Stewart's holdings include 1,853 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

58 -- TransCanada PipeLines Limited

At-risk investment table

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual cash retainer	Total value of minimum investment	Multiple of annual cash retainer

Kevin E. Benson	2013	13,000	46,694	59,694	2,880,236	41.15	420,000	6x

	2012	13,000	40,483	53,483	2,218,475	31.69	420,000	6x

	Change	–	6,211	6,211	661,761	9.45

Derek H. Burney	2013	5,790	38,109	43,899	2,118,127	30.26	420,000	6x

	2012	4,606	34,770	39,376	1,633,316	23.33	420,000	6x

	Change	1,184	3,339	4,523	484,810	6.93

E. Linn Draper	2013	–	47,835	47,835	2,308,039	32.97	420,000	6x

(retiring April 26, 2013)	2012	–	41,413	41,413	1,717,811	24.54	420,000	6x

	Change	–	6,422	6,422	590,228	8.43

Paule Gauthier	2013	2,000	49,267	51,267	2,473,633	35.34	420,000	6x

	2012	2,000	44,854	46,854	1,943,504	27.76	420,000	6x

	Change	–	4,413	4,413	530,129	7.57

S. Barry Jackson	2013	39,000	90,148	129,148	6,231,391	34.62	1,080,000	6x

	2012	39,000	76,964	115,964	4,810,187	26.72	1,080,000	6x

	Change	–	13,184	13,184	1,421,204	7.90

Paul L. Joskow	2013	5,000	28,949	33,949	1,638,039	23.40	420,000	6x

	2012	5,000	25,956	30,956	1,284,055	18.34	420,000	6x

	Change	–	2,993	2,993	353,984	5.06

John A. MacNaughton	2013	50,000	35,712	85,712	4,135,604	59.08	420,000	6x

(retired January 9, 2013)	2012	50,000	29,912	79,912	3,314,750	47.35	420,000	6x

	Change	–	5,800	5,800	820,854	11.73

Paula Rosput Reynolds	2013	2,500	3,653	6,153	296,882	4.24	420,000	6x

	2012	2,500	334	2,834	117,554	1.68	420,000	6x

	Change	–	3,319	3,319	179,328	2.56

Mary Pat Salomone	2013	–	–	–	–	–	–

(joined February 12, 2013)	2012	–	–	–	–	–	–	–

	Change	–	–	–	–	–

W. Thomas Stephens	2013	1,800	17,745	19,545	943,046	13.47	420,000	6x

	2012	1,800	14,673	16,473	683,300	9.76	420,000	6x

	Change	–	3,072	3,072	259,746	3.71

D. Michael G. Stewart	2013	14,339	18,858	33,197	1,601,755	22.88	420,000	6x

	2012	13,801	16,249	30,050	1,246,474	17.81	420,000	6x

	Change	538	2,609	3,147	355,281	5.08

Richard E. Waugh	2013	29,150	4,043	33,193	1,601,562	22.88	420,000	6x

(joined February 1, 2012)	2012	19,150	–	19,150	794,342	11.35	420,000	6x

	Change	10,000	4,043	14,043	807,220	11.53

Total	2013	162,579	381,013	543,592	26,228,314

	2012	150,857	325,608	476,465	19,763,768

	Change	11,722	55,405	67,127	6,464,546

2012 Annual information form -- 59

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the directors that were outstanding at the end of 2012. Year-end values are based on $47.02, the closing price of TransCanada shares on the TSX at December 31, 2012.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	–	–	–	–	46,694	2,195,565	–

Derek H. Burney	–	–	–	–	38,109	1,791,922	–

Wendy K. Dobson (retired April 29, 2012)	–	–	–	–	–	–	2,433,427

E. Linn Draper (retiring April 26, 2013)	–	–	–	–	47,835	2,249,246	–

Paule Gauthier	–	–	–	–	49,267	2,316,546	–

S. Barry Jackson	–	–	–	–	90,148	4,238,778	–

Paul L. Joskow	–	–	–	–	28,949	1,361,194	–

John A. MacNaughton (retired January 9, 2013)	–	–	–	–	35,712	1,679,187	–

David P. O'Brien (retired April 29, 2012)	–	–	–	–	–	–	–

Paula Rosput Reynolds	–	–	–	–	3,653	171,806	–

Mary Pat Salomone (joined February 12, 2013)	–	–	–	–	–	–	–

W. Thomas Stephens	–	–	–	–	17,745	834,370	–

D. Michael Stewart	–	–	–	–	18,858	886,731	–

Richard E. Waugh (joined February 1, 2012)	–	–	–	–	4,043	190,102	–

Notes

•
Number of shares or units of shares that have not vested includes the total number of DSUs, plus reinvested units earned as dividend equivalents on all outstanding DSUs until January 31, 2013.

•
The total market or payout value of share-based awards that have not vested is $17,915,447.

60 -- TransCanada PipeLines Limited

Executive compensation discussion and analysis

WHERE TO FIND IT

>	Executive compensation discussion and analysis	61
	Executive summary	61
	Approach	67
	Components	71
	Compensation decisions in 2013	80
	Payout of 2010 executive share unit award	84
	Executive profiles	86
>	2012 details	92
	Summary compensation table	92
	Incentive plan awards	97
	Equity compensation plan information	100
	Retirement benefits	101
	Termination and change of control	102

EXECUTIVE SUMMARY
TransCanada's vision is to be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages.

Our strategy for growth and value creation has four key elements:

•
maximize the full-life value of our infrastructure assets and commercial positions
•
commercially develop and build new asset investment programs
•
cultivate a focused portfolio of high-quality development options, and
•
maximize our competitive strengths.

We developed this strategy in 2000 – the fundamentals remain the same and we have focused on the steady and consistent implementation of this strategy.

Executive compensation is designed to 'pay for performance' by rewarding executives for delivering strong results that meet our corporate objectives and support our overall strategy. This CD&A explains our executive compensation program, our 2012 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and CEO
•
Donald R. Marchand, Executive Vice-President and CFO
•
Alexander J. Pourbaix, President, Energy and Oil Pipelines
•
Gregory A. Lohnes, Executive Vice-President, Operations and Major Projects
•
Karl Johannson, President, Natural Gas Pipelines, and
•
Donald M. Wishart, (former) Executive Vice-President, Operations and Major Projects.

The named executives and three other executive vice-presidents make up our executive leadership team, with the exception of Mr. Wishart who stepped down from his position as Executive Vice-President, Operations and Major Projects on October 31, 2012. We retained Mr. Wishart in a part-time role beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013.

Performance results
To evaluate overall corporate performance for 2012, the committee and the Board looked at a number of quantitative and qualitative factors including financial and share performance, execution of ongoing projects and transactions, safety, operational performance and progress on key growth initiatives.

TransCanada experienced earnings challenges this year. Our comparable earnings per share of $1.89 was below our target of $2.20. This was due largely to delays in the refurbishment of Bruce Power's Units 1 and 2, decreased revenues from our U.S. natural gas pipelines, the Sundance A Power Purchase Agreement (PPA) force majeure, and the absence of a National Energy Board (NEB) decision with respect to the 2012-2013 Canadian Mainline tolls application.

This past year saw the resolution of several outstanding issues impacting our power assets, providing greater certainty for revenues in the coming years:

•
The Unit 3 West Shift Plus planned outage at Bruce Power was completed in June. This extended the life of Unit 3 until at least 2021.
•
An arbitration panel decided that TransCanada's PPA in the 560 megawatt (MW) Sundance A facility should not be terminated and ordered TransAlta Corporation to rebuild Sundance A Units 1 and 2. TransAlta Corporation announced that it expects the units to be returned to service in the fall of 2013.

2012 Annual information form -- 61

•
The U.S. Federal Energy Regulatory Commission ruled largely in our favor with respect to a formal complaint against the New York Independent System Operator determining they had improperly applied buyer-side market power mitigation rules which has negatively impacted New York capacity market prices since July of 2011. The ruling is expected to positively impact future capacity market prices for our Ravenswood generating station.

Usage patterns on the Canadian Mainline have changed significantly in recent years, with volumes from the Western Canada Sedimentary Basin (WCSB) falling by half while demand grows for short-haul transportation on the eastern end of the system. We have addressed this fundamental shift with a proposed restructuring of Canadian Mainline tolls and services that was the subject of an NEB hearing in 2012. Our comprehensive restructuring proposal would enhance the competitiveness of WCSB gas for western shippers and also addressed the changes in usage patterns across the system. We expect a decision on the application late first quarter or early second quarter of 2013.

We secured tolling settlements with our shippers for several of our U.S. natural gas pipelines, captured projects that will connect new natural gas supply and markets and restructured our offshore business to enhance its value.

We continued to execute well on the delivery of capital projects, with approximately $700 million delivered on time and on budget.

We announced that what had previously been the Cushing to U.S. Gulf Coast portion of the Keystone XL Pipeline had its own independent value to the marketplace, and that we plan to build it as the stand-alone Gulf Coast Project, which is not part of the Keystone XL Presidential Permit process. The pipeline will extend from Cushing, Oklahoma to the U.S. Gulf Coast. Construction began in August 2012 and we expect to place the pipeline in service in late 2013.

We were successful in securing over $9 billion of new projects in 2012:

•
We formed a partnership with Shell Canada Limited (Shell), called Coastal GasLink, to build and operate the proposed $4 billion pipeline to move Alberta System gas to Shell's proposed west coast LNG project near Kitimat, B.C.
•
We were awarded $1.9 billion for new pipeline infrastructure projects to meet the growing demand for natural gas in Mexico.
•
We were awarded oil pipeline projects totalling $4 billion (TransCanada's interest is $2.5 billion) including the Keystone Hardisty Terminal, the Grand Rapids Pipeline and the Northern Courier Pipeline.
•
We signed a contract with the Ontario Power Authority to develop, own and operate a new 900 MW natural gas-fired power plant in the eastern Ontario town of Greater Napanee. We plan to invest approximately $1.0 billion in the Napanee facility.

We accessed capital markets to meet our financing needs and managed our capital structure to maintain flexibility and to preserve our strong credit rating.

We believe we are well positioned to build on our long-term track record of sustainable earnings, cash flow and dividends to deliver attractive and sustainable returns to shareholders over the long-term.

62 -- TransCanada PipeLines Limited

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2013:

•
Four of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 4.5%. Mr. Girling's base salary positioning against our comparator group was unchanged from 2012 so it was maintained at the existing (2012) level.

•
The committee and the Board, after considering the performance results and their relative weighting (50% on financial results and 50% on operational, growth and other business considerations), determined that overall corporate performance for 2012 was below target and they assigned a corporate adjustment factor (CAF) of 0.90. The CAF is used in the determination of the short-term incentive awards for our named executives.
•
Long-term incentives for 2012 were awarded based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. Long-term incentive award targets and associated ranges for our executive leadership team were adjusted to more closely align to median levels in our comparator group and this resulted in higher awards to the named executives compared to 2012. Actual long-term incentive awards granted to the named executives averaged 96% of the target award levels.
•
The payout of the 2010 ESU grant was based on a performance multiplier of 1.11, reflecting overall performance above target compared to pre-established objectives over the three-year performance period. The named executives realized 165% of the original grant value awarded in 2010 largely due to the impact of total shareholder return of 47% for the three-year period ending December 31, 2012.

You can read more about the compensation decisions starting on page 80.

2012 Annual information form -- 63

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2008	2009	2010	2011	2012

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.4%	1.4%	1.1%	1.1%	1.3%

Notes

•
The non-GAAP measures for 2008 and 2009 are calculated using our financial statements prepared under Canadian generally accepted accounting principles (GAAP) applicable for such periods and are not necessarily comparable to the equivalent numbers prepared using U.S. GAAP in subsequent periods. See Appendix B for non-GAAP measures.
•
Total direct compensation for 2012 excludes Mr. Wishart, who stepped down from his position on October 31, 2012.

64 -- TransCanada PipeLines Limited

Compensation vs. total shareholder return
Our total shareholder return (TSR), the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 7.4% compared to 0.8% for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2007, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2007	2008	2009	2010	2011	2012	Compound annual growth

TRP	$100.00	$84.90	$97.10	$106.50	$130.10	$142.90	7.4%

TSX	$100.00	$67.00	$90.50	$106.40	$97.10	$104.10	0.8%

Note

•
Total direct compensation for 2012 excludes Mr. Wishart, who stepped down from his position effective October 31, 2012.

2012 Annual information form -- 65

Program changes

2012
The Board approved four changes to long-term incentives which went into effect at the beginning of 2012:

•
adjusted the weightings of the long-term incentive awards for our executive leadership team so that 50% of the grant value is allocated to ESUs and 50% to stock options
•
changed the methodology used to value stock option awards to the Binomial valuation model, which is a generally accepted valuation method for stock option awards. We use the Binomial valuation model to calculate TransCanada's accounting value, which we use for both compensation and financial reporting purposes

•
adopted relative TSR as the single performance measure for the ESU grant, and adjusted the vesting terms by introducing a minimum payout of 50% of target while keeping the maximum payout at 150%, and
•
amended the retirement provisions under the ESU and stock option plans such that:
•
unvested ESUs at the time of retirement continue to mature and the final award is prorated for the period of employment up to the retirement date, and
•
stock options continue to vest beyond the retirement date according to the terms of the plan, rather than immediate vesting on the date of retirement.

The Board adopted relative TSR as the single performance measure under the ESU plan to eliminate the duplication of measures included in the short-term incentive plan. Using relative TSR is also consistent with market practice and limits the discretion of the committee and the Board in assessing performance under that plan. The adoption of relative TSR and the adjusted weighting of ESUs and stock options more closely aligns executive compensation levels with long-term shareholder returns.

2013
The Board approved short and long-term incentive program changes, which go into effect starting in 2013:

•
with respect to the form and structure of our short-term incentive plan:
•
adjusted the relative weighting of corporate, business unit and individual performance ratings, with more emphasis placed on corporate performance in determining executive short-term incentive awards, and
•
adopted an additive methodology to determine short-term incentive awards to more closely align the plan leverage with market practice. You can read more about the short-term incentive changes on page 74
•
adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align to median levels in our comparator group.

The Board believes these changes are necessary so that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

66 -- TransCanada PipeLines Limited

APPROACH
TransCanada's executive compensation program is designed to meet four key objectives:

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

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and independent advice from the committee's external consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

2012 Annual information form -- 67

Management analysis

Assessing the market
The committee and the Board recognize the importance of retaining executive talent for business continuity, managing stakeholder relationships, succession planning and achieving desired short and long-term corporate objectives.

Management works with its external consultant to analyze market data and provide relevant data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies (see Benchmarking on page 69).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, and they include a combination of financial measures and operational, growth and other business considerations and weightings approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. Objectives are aligned with the annual corporate objectives and reflect key performance areas of the role. The CEO's objectives include a corporate performance scorecard, personal objectives and leadership priorities. Objectives for the other named executives include business unit scorecards for their roles, as well as personal objectives and leadership priorities.

Recommendation
The committee and the Board assess the performance of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

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

68 -- TransCanada PipeLines Limited

Benchmarking
We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Management reviews the comparator group with its external consultant every year. The committee reviews and approves the comparator group every year.

Our 2012 comparator group consists of 24 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility

BP Canada Energy Company	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

Note

•
In April 2012, ConocoPhillips received approval to split into two companies. The refining company is called Phillips 66 and the oil producing company kept the ConocoPhillips name.

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of the companies have capital intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industry.

Profiles At December 31, 2011	TransCanada	Comparator group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$7.8 billion	$8.6 billion	$19.4 billion

Market capitalization at December 31, 2012 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$33.2 billion	$19.8 billion	$33.6 billion

Assets	$47.3 billion	$20.3 billion	$30.1 billion

Employees	4,314	3,067	5,276

Note

•
Comparator group scope information reflects 2011 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information reflects 2011 data as well.

2012 Annual information form -- 69

We benchmark each named executive position against similar positions in the comparator group. Competitive market data on the comparator group gives the committee and the Board an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 71 for more information about total direct compensation.

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible shares and unvested ESUs to meet the requirements within the following limits:

% of executive's total share ownership

Eligible shares • TransCanada shares • units of any TransCanada sponsored limited partnership	50% or more

Unvested ESUs	up to 50%

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

Executives must 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

All of the named executives met their share ownership requirements in 2012. See the Executive profiles starting on page 86 for their current ownership.

70 -- TransCanada PipeLines Limited

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to TransCanada
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

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 78 and 101 for more information.

2012 Annual information form -- 71

Fixed compensation

Base salary
Base salaries for executive positions are managed within a range where reference points, called guideposts, are generally aligned to median base salary levels in our comparator group. Management conducts a competitive market compensation review with its external consultant every year to align the base salary structure with the market and ensure that guideposts are aligned with reference to the pay levels at the market median.

Actual base salaries are determined within ±10% of the guidepost. Increases in base salary for the named executives are based on their performance, competitive market data and compensation relative to other executives. Base salary adjustments typically go into effect on March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our comparator group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive in 2012. Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team to more closely align with median levels in our comparator group. The new ranges for 2013 are summarized in the table below.

		Long-term incentive target range (% of base salary)

				2012			2013

	Short-term incentive target (% of base salary)	Minimum	Target	Maximum	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	225%	275%	325%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	150%	200%	250%	225%	275%	325%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	200%	250%	300%	275%	325%	375%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	150%	200%	250%	225%	275%	325%

President, Natural Gas Pipelines (Karl Johannson)	65%	150%	200%	250%	225%	275%	325%

Executive Vice-President, Operations & Major Projects (former) (Donald M. Wishart)	65%	150%	200%	250%	–	–	–

72 -- TransCanada PipeLines Limited

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their relative contributions to TransCanada and aligns interests of executives with shareholders.

Annual cash awards were made to the named executives based on a formula that takes into account:

•
base salary and the short-term incentive target – market competitive and expressed as a percentage of base salary – for each role
•
individual contributions and achievements – expressed as an individual performance adjustment factor (PAF) determined for each named executive, and
•
corporate performance against objectives – expressed as the CAF. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Individual performance
Each named executive is assessed based on performance for the year relative to performance standards and objectives established at the beginning of each year. Awards are calculated using the base salary in effect for the named executive on December 15 of the performance year. The committee and Board can use discretion to adjust the calculated amounts if circumstances warrant.

Performance level	Individual PAF range	Description

Exceeds most or all standards	1.8 - 2.0	Tangible contributions to the business with several examples that had a significant impact beyond normal expectations

Exceeds some standards	1.4 - 1.7	Fully satisfactory effort with contributions beyond normal expectations

Meets standards	0.9 - 1.3	Fully satisfactory effort, either met all performance expectations or a combination of met, not met and exceeded expectations that when taken together produce an overall satisfactory outcome

Standards not met	0 - 0.8	Future success depends on improving level of performance – no payout

2012 Annual information form -- 73

Corporate performance
The Board approves a CAF of 0 to 1.2 based on corporate performance against objectives established at the beginning of each year. A CAF of 1.0 reflects target performance. The assessment is based 50% on financial performance, and 50% on operational, growth and other business considerations.

Performance level	CAF range	Description

Exceeds most or all standards and/or a transformational corporate event is achieved	1.11 - 1.20	Exceptional business results with several examples that had a significant impact beyond normal expectations and/or a corporate event that had a transformational impact

Exceeds some standards	1.01 - 1.10	Fully satisfactory results Met or exceeded all material performance standards, with several examples of significant positive business outcomes

Meets standards	1.00	Fully satisfactory results, either met all performance expectations or a combination of met, not met and exceeded expectations that when taken together produce an overall satisfactory outcome

Some standards not met	0.50 - 0.99	Did not meet some expectations Satisfactory performance but partial payout is appropriate

Standards not met	Below 0.50	Unacceptable performance – no payout

Short-term incentive changes in 2013
Beginning in 2013, the Board changed the methodology it will use to calculate short-term incentive awards as follows:

•
Awards will range from 0 to 200% of the short-term incentive target based on the level of corporate and business unit/individual performance. Awards will be 50% of the target if performance meets threshold standards, 100% for target performance, and 200% of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.
•
Awards will be calculated based on corporate performance and business unit/individual performance. The corporate and business unit/individual factors will be weighted for each executive and then added together to determine the overall award.

•
As was previously the case, the Board has the discretion to increase or decrease the amount of the calculated award if circumstances warrant.

Annual cash awards will be made to the named executives based on the following formula:

74 -- TransCanada PipeLines Limited

Awards for 2013 performance will be based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Corporate	Business unit/ individual

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	75%	25%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	0 – 200%	50%	50%

President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

Long-term incentive
Each executive role is assigned a target and an associated range for the long-term incentive award, expressed as a percentage of base salary. Each year, the committee and the Board grant long-term incentive awards to the named executives based on their assessment of individual performance and potential to contribute to TransCanada's future success.

Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team. For more details, see Variable or at-risk compensation on page 72. As of 2012, the targeted allocation of long-term incentive awards for our executive leadership team is 50% each to ESUs and stock options. Mr. Girling's long-term incentive award allocation is adjusted as necessary to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period, depending on how well we perform against targets established at the beginning of the period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs at vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (we used a 5-day weighted average prior to awards granted in 2012).

•
Starting in 2012, the committee and the Board approved a change to the ESU measures to adopt relative TSR as the single performance measure and adjust the vesting range to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

2012 Annual information form -- 75

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

Prior to 2012, ESU awards were granted with multiple performance measures and relative weightings (see page 84 for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extenuating circumstances.

The committee and Board amended the retirement provision under the plan, starting with the 2012 grant. Unvested units will continue to mature according to the terms of the plan rather than be paid out on a prorated basis at the time of retirement. The final award will be prorated for the period of employment up to the retirement date.

Stock options
Shareholders first approved our stock option plan in 1995, and the plan was last approved in 2010. We are required to bring the plan to shareholders for approval every three years. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees and no participant can be awarded more than 20% of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares. There are no other restrictions on the number of options that may be granted to insiders.

Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Certain executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are approved annually. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens.

Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options.

Adjustments
If, before the exercise of any option:

•
the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•
a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares, the number of shares subject to such option will be adjusted under the terms of the plan when exercised.

76 -- TransCanada PipeLines Limited

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

The committee and Board amended the retirement provision under the plan, starting with the 2012 grant. Outstanding stock options will continue to vest beyond the retirement date rather than vest immediately on the date of retirement. These stock options will expire on the original expiry date set by the committee or three years from the date of retirement (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

We did not obtain shareholder approval for this amendment because it did not constitute an amendment under the plan or the rules of the TSX that required shareholder approval.

The committee cannot make any amendments to the plan that adversely affect the holders' rights relating to any previously granted options without their consent.

According to the rules of the TSX, the plan requires certain amendments to be approved by shareholders, including:

•
increasing the number of shares available for issue under the plan
•
lowering the exercise price of a previously granted option
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

For more details on stock options, see Equity compensation plan information on page 100.

See the Compensation on termination table on page 103 for the effect of certain employment events on participants' entitlements under the plan.

2012 Annual information form -- 77

Retirement benefits

Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.

Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

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

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,697 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $169,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8% per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

78 -- TransCanada PipeLines Limited

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 600 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $169,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year, calculated as though the plan were terminating at the beginning of the calendar year.

Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 101 for details.

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

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,628, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

2012 Annual information form -- 79

COMPENSATION DECISIONS IN 2013
The Board made a number of compensation decisions in 2013: base salary adjustments, short-term incentive awards for 2012 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 86.

The Board also determined the performance multiplier for the 2010 ESU awards to calculate the number of units that vest for payment for the three-year performance period ended December 31, 2012 (see page 84 for details).

Base salary
Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to median base salary levels in our comparator group. Four of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 4.5%. Mr. Girling's base salary positioning against our comparator group was unchanged so it was maintained at the existing (2012) level. Base salary adjustments go into effect on March 1, 2013.

Short-term incentive
Short-term incentives were determined in February 2013 for performance in 2012, based on individual and corporate performance. The Board also approved our 2013 annual corporate objectives, which continue to focus on financial, growth and operational results that support our core strategies.

Individual performance
The named executive's short-term incentive awards for 2012 performance were based on their target (expressed as a percent of base salary), key business results for the year, as well as corporate performance. You can find more details in the executive profiles that follow.

Corporate performance
The 2012 CAF was based 50% on our financial performance, and 50% on operational, growth and other business considerations. The tables below show our objectives and results for 2012.

After considering these performance results, the Board assigned a CAF of 0.90, which is below target. This rating provided context for the 2012 short-term incentive award for all employees.

80 -- TransCanada PipeLines Limited

Financial (50% weighting)
You can find definitions of these terms and more information about our financial and business performance in our 2012 MD&A (on www.transcanada.com and www.sedar.com).

Key financial measures ($Cdn, in millions)	Objectives	2012 results	2011 results	2010 results

Comparable earnings	1,549	1,330	1,559	1,357

Funds generated from operations	3,447	3,284	3,451	3,161

Comparable earnings before interest and taxes	3,231	2,870	3,216	2,526

Key per share measures ($Cdn)

Comparable earnings per share – Basic	2.20	1.89	2.22	1.97

Funds generated from operations per share – Basic	4.90	4.66	4.92	4.58

Notes

•
We calculate comparable earnings per share and funds generated from operations per share using the weighted average number of our shares outstanding: 705 million in 2012, 702 million in 2011 and 691 million in 2010.

•
Comparable earnings, comparable earnings before interest and taxes and comparable earnings per share exclude specified items which are not considered part of the underlying operations during the year in which the items are recorded in net income. These specified items primarily include the valuation provision for the Mackenzie Gas Project recorded in 2010, the Sundance A PPA arbitration decision recorded in 2012 and unrealized gains and losses in each year from changes in the fair value of certain derivatives used to manage our exposure to certain financial and commodity price risks.

•
Comparable earnings, funds generated from operations, comparable earnings before interest and taxes, comparable earnings per share and funds generated from operations per share are non-GAAP measures and do not have any standardized meanings prescribed by GAAP (see Appendix B for more information).

The Board considered that our 2012 performance was below the financial objectives that were set at the beginning of 2012. Comparable earnings and comparable earnings per share were below targets of $1,549 million and $2.20. This is due largely to delays in the refurbishment of Bruce Power's Units 1 and 2, lower revenues from our U.S. natural gas pipelines, the Sundance A PPA force majeure, and a delay until 2013 of the NEB's decision with respect to the 2012-2013 Canadian Mainline tolls application. Funds generated from operations and funds generated from operations per share were lower than our targets as a result of lower comparable earnings.

2012 Annual information form -- 81

Operational, growth and other business considerations (50% weighting)

Core strategies	Results in 2012

Maximize the full-life value of our infrastructure assets and commercial positions	• Resolution of key issues including: • Sundance A arbitration decision requiring that the unit be rebuilt preserving future value
• Favorable ruling on the treatment of capacity market price issues in New York
• Tolling settlements with Northern Border and ANR Storage Company
• Bruce Power West Shift Plus life extension outage on Unit 3
• Shale gas connections on several pipeline systems
• Alberta System expansions – supply connections and oil sands market development
• Challenges:
• Delay of NEB decision with respect to the 2012-2013 Canadian Mainline tolls application
• Decline in ANR and Great Lakes revenues

Commercially develop and build new asset investment programs	• $700 million of major projects completed, largely on time and on budget • Bruce Power Units 1 and 2 successfully returned to commercial operation • Began construction of the Gulf Coast Project
• Keystone XL Pipeline Nebraska permitting on schedule
• Challenges:
• Bruce Power Units 1 and 2 restarts completed but later than expected

Cultivate a focused portfolio of high quality development options	• Secured $4 billion (TransCanada interest $2.5 billion) in crude, bitumen and diluent pipeline projects • Awarded $1.9 billion in new infrastructure projects in Mexico
• Formed the Coastal GasLink partnership with Shell to move Alberta System gas to their proposed west coast LNG project
• Signed a contract with the Ontario Power Authority to develop, own and operate the Napanee Generating Station, a 900 MW natural gas-fired power plant in eastern Ontario. The Napanee facility replaces a previous facility planned for Oakville that was cancelled by the Ontario government

Maximize our competitive strengths	• Strong stakeholder relationships • Top employee safety performance • Met or exceeded all asset reliability targets
• Managed non-flow through costs to meet stretch targets
• Maintained 'A' grade credit rating and a strong balance sheet

Based on these results, the Board determined that TransCanada's growth, operational and other performance met or exceeded expectations in 2012.

82 -- TransCanada PipeLines Limited

Long-term incentives
Long-term incentives were awarded in 2013 based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. The long-term incentive awards granted to our named executives were all within the target range.

Long-term incentives awarded in 2013 to our named executives were allocated 50% each to ESUs and stock options. Mr. Girling's long-term incentive award was allocated 58% to ESUs and 42% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year (see Mr. Girling's profile on page 87).

Executive share units
The committee and the Board approved a 2013 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR	100%	January 1, 2013 to December 31, 2015

You can find more information about our ESU plan on page 75.

Stock options
The committee and Board approved a new valuation methodology to determine the value of stock option awards starting in 2012. We calculate TransCanada's accounting value for stock option awards using the Binomial valuation model, which is a generally accepted valuation method for stock options. The accounting value is used for both compensation and financial reporting purposes.

The committee and Board approved a grant of stock options on February 15, 2013, at an exercise price of $47.09. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
an 18% volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.65%
•
a risk-free interest rate of 1.65%, and
•
an expected life of 6.0 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 95.

2012 Annual information form -- 83

PAYOUT OF 2010 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2010 vested on December 31, 2012, and will be paid in March 2013. This award provided for vesting from 0 to 150% of units based on the Board's assessment of how well we performed against pre-established performance measures over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.11. The Board considered the following results to determine the value at vesting:

		Performance level targets for 2010 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier	Weighting	Weighted multiplier

Absolute TSR	January 2010 to December 2012	14%	24%	39%	47%	1.5	30%	0.45

Relative TSR against the peer
group (see below) (based on $46.98, the 5-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2012)	January 2010 to December 2012	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P46	0.9	30%	0.28

Earnings per share (comparable)	Cumulative annual results (2010 to 2012)	$5.88	$6.24	$6.73	$6.08	0.8	6.25%	0.05

Net income (excluding mark-to-market adjustments) (millions)	Cumulative annual results (2010 to 2012)	$4,055	$4,301	$4,645	$4,104	0.6	6.25%	0.04

Funds generated from operations per share (equity method)	Cumulative annual results (2010 to 2012)	$13.16	$13.96	$15.08	$14.16	1.1	6.25%	0.07

Funds generated from operations (millions) (equity method)	Cumulative annual results (2010 to 2012)	$9,069	$9,620	$10,389	$9,896	1.2	6.25%	0.07

Operational, growth and other business considerations	January 2010 to December 2012	n/a	n/a	n/a	Meets target	1.0	15%	0.15

Performance multiplier								1.11

Notes

•
Targets for comparable earnings per share and funds generated from operations per share were set in 2010 based on 689 million shares outstanding.

84 -- TransCanada PipeLines Limited

•
Comparable earnings per share and funds generated from operations per share were calculated using the following weighted average shares outstanding: 691 million in 2010, 702 million in 2011, and 705 million in 2012.

•
Comparable earnings per share, funds generated from operations per share and funds generated from operations are non-GAAP measures and do not have any standardized meanings prescribed by GAAP. You can find more information about these non-GAAP measures in Appendix B and in our 2012 MD&A.

•
Net income reflects net income attributable to common shares excluding mark-to-market adjustments.

•
The Peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies Inc.
Emera Inc.	Sempra Energy	Xcel Energy Inc.

Notes

•
Williams Companies (Williams) split its oil and gas production business in January 2012. The company's former exploration and production business, WPX Energy, Inc., trades on the NYSE. We have used a standard methodology to calculate the TSR for this company under a spin-off situation. The WPX transaction is treated as a dividend reinvested in Williams based on closing prices the day of the transaction.

•
Two peer companies originally approved for the 2010 grant were removed from our analysis: El Paso Corporation and Southern Union Company. Kinder Morgan Inc. completed its acquisition of El Paso Corporation in May 2012. Energy Transfer Equity, L.P. completed its merger with Southern Union Company in March 2012.

Our relative TSR was at about the median level (46th percentile). Over the three-year period our valuation metrics improved substantially relative to the peer group primarily due to our growing portfolio of commercially secured projects and positive future outlook. However, this was partially offset by the impact that lengthy regulatory proceedings, project delays and lower earnings had on our share price.

The Board determined that Operational, growth and other business considerations over the three-year period met expectations. In addition to the 2012 results outlined on page 82, the Board also noted the following results for 2010 and 2011:

Core strategies	Results in 2010 and 2011

Maximize the full-life value of our infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, ANR Storage, Tuscarora, Great Lakes, Northern Border and TransQuebec & Maritimes Pipeline
• Secured additional supply and market connections on gas and oil pipelines

Commercially develop and build new asset development programs	• Continued to successfully execute our large capital expenditure program • Most projects on time and, at or under budget
• Completion of Keystone phases 1 and 2, Kibby Wind phases 1 and 2, Alberta System North Central Corridor, Bison pipeline, Halton Hills, Groundbirch and others

Cultivate a focused portfolio of high quality development options	• New projects included Canadian Solar, Hardisty Terminal, Bakken and Cushing marketlinks, Houston Lateral, and Horn River

Maximize our competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government)
•  Breakthrough operational performance on several assets resulting in increased availability and lower costs
•  All safety and reliability targets were met or exceeded and operating costs were managed to below plan
• Maintained 'A' credit rating

2012 Annual information form -- 85

Awards to named executives
The table below is a summary of the details of the original 2010 ESU award and the amount paid to each named executive when the award vested at the end of 2012:

	2010 ESU award		2010 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs at vesting (includes dividend equivalents to Dec. 31, 2012)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	58,708.415	2,100,000	66,435.017		3,464,440	165%

Donald R. Marchand	6,933.184	248,000	7,845.662		409,134	165%

Alexander J. Pourbaix	41,934.582	1,500,000	47,453.584	1.11	2,474,600	165%

Gregory A. Lohnes	17,193.179	615,000	19,455.969		1,014,586	165%

Karl Johannson	11,182.555	400,000	12,654.283		659,893	165%

Donald M. Wishart	30,402.572	1,087,500	34,403.848		1,794,085	165%

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $35.77 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2010)).

•
Number of ESUs at vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs at vesting.

•
Value of ESU payout is calculated using the valuation price of $46.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2012)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2012, details of their compensation for 2012 and the two previous fiscal years, their share ownership as at December 31, 2012, and base salary and long-term incentive awards for 2013.

86 -- TransCanada PipeLines Limited

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

As President and Chief Executive Officer, Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2012 Key results

•
Secured significant new infrastructure projects that support future growth
•
Resolution of key issues (Sundance A, Ravenswood, Oakville)
•
Investor confidence leading to record share price
•
2012 financial targets not met

•
Mr. Girling's performance is evaluated based on a combination of corporate performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Girling's target of 100% of base salary. The Board considered Mr. Girling's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Girling's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 92% and 354%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$1,300,000	$1,100,000	$1,000,000

Variable

Short-term incentive	1,200,000	1,350,000	1,100,000

Long-term incentive

ESUs	2,530,000	2,700,000	2,100,000

Stock options	2,070,000	900,000	1,254,000

Total direct compensation	$7,100,000	$6,050,000	$5,454,000

Change from last year	17%	11%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

4x	$5,200,000	$7,243,433	5.6x

2013 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$3,000,000	58%

Stock options	$2,200,000	42%

Mr. Girling's long-term incentive award was allocated 58% to ESUs and 42% to stock options to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20% of the total number of options granted in a given year.

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2012 Annual information form -- 87

Donald R. Marchand

 EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

As Executive Vice-President and Chief Financial Officer, Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2012 Key results

•
'A' grade credit rating maintained
•
All financing requirements met with record low pricing
•
Shareholders/bondholders continue to support TransCanada as demonstrated through share price and credit spread performance
•
Successful transition to U.S. GAAP

•
Mr. Marchand's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Marchand's target of 65% of base salary. The Board considered Mr. Marchand's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Marchand's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 100% and 225%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$460,000	$410,000	$370,000

Variable

Short-term incentive	460,000	450,000	299,250

Long-term incentive

ESUs	517,500	525,000	248,000

Stock options	517,500	175,000	320,400

Total direct compensation	$1,955,000	$1,560,000	$1,237,650

Change from last year	25%	26%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$920,000	$1,009,593	2.2x

2013 Compensation (as at March 1)

Fixed

Base salary	$515,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$708,131	50%

Stock options	$708,130	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

88 -- TransCanada PipeLines Limited

Alexander J. Pourbaix PRESIDENT, ENERGY AND OIL PIPELINES As President, Energy and Oil Pipelines, Mr. Pourbaix is responsible for our power, non-regulated gas storage and oil pipeline businesses.

2012 Key results

•
Secured $4 billion (TransCanada's interest $2.5 billion) of new oil pipeline projects
•
Resolution of key issues (Sundance A, Ravenswood, Oakville)
•
Bruce Power life extension programs completed on Units 3 and 4
•
Oil pipeline financial targets met, energy financial performance shortfall
•
Delay in restart of Bruce Power Units 1 and 2

•
Mr. Pourbaix's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Pourbaix's target of 75% of base salary. The Board considered Mr. Pourbaix's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Pourbaix's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 105% and 300%, respectively.

Compensation (as at December 31)	2012	2011	2010

Fixed

Base salary	$765,000	$740,000	$700,000

Variable

Short-term incentive	800,000	1,050,000	798,000

Long-term incentive

ESUs	1,147,500	1,665,000	1,500,000

Stock options	1,147,500	555,000	649,600

Total direct compensation	$3,860,000	$4,010,000	$3,647,600

Change from last year	-4%	10%	–

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,530,000	$2,160,848	2.8x

2013 Compensation (as at March 1)

Fixed

Base salary	$780,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,267,500	50%

Stock options	$1,267,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2012 Annual information form -- 89

Gregory A. Lohnes

 EXECUTIVE VICE-PRESIDENT, OPERATIONS AND MAJOR PROJECTS
(PRESIDENT, NATURAL GAS PIPELINES TO OCTOBER 31, 2012)

As Executive Vice-President, Operations and Major Projects, Mr. Lohnes is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services.

2012 Key results
as President, Natural Gas Pipelines

•
U.S. gas pipelines tolling settlements, including restructuring of offshore assets
•
Gas supply/market connections, capturing almost 100% of new gas in WCSB
•
Secured $1.9 billion in Mexican pipeline projects
•
Leadership of Canadian Mainline tolls application hearing process (decision delayed until 2013)
•
U.S. gas pipelines financial performance below targets

•
Mr. Lohnes' performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was based on Mr. Lohnes' target of 65% of base salary. The Board considered Mr. Lohnes' key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Lohnes' 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 82% and 196%, respectively.

Compensation (as at December 31)	2012*	2011	2010

Fixed

Base salary	$575,000	$510,000	$500,000

Variable

Short-term incentive	470,000	550,000	570,000

Long-term incentive

ESUs	562,500	822,375	615,000

Stock options	562,500	274,125	354,600

Total direct compensation	$2,170,000	$2,156,500	$2,039,600

Change from last year	1%	6%	–

* In recognition of his appointment to Executive Vice-President, Operations and Major Projects on November 1, 2012, the Human Resources committee and Board increased Mr. Lohnes' annual base salary rate from $525,000 to $575,000.

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$1,150,000	$1,536,119	2.7x

2013 Compensation (as at March 1)

Fixed

Base salary	$585,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$658,125	50%

Stock options	$658,125	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

90 -- TransCanada PipeLines Limited

Karl Johannson

 PRESIDENT, NATURAL GAS PIPELINES
(SENIOR VICE-PRESIDENT, CANADIAN AND EASTERN U.S. NATURAL GAS PIPELINES TO OCTOBER 31, 2012)

As President, Natural Gas Pipelines, Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2012 Key results
as Senior Vice-President, Canadian and Eastern U.S. Natural Gas Pipelines

•
Supply and market connections in Alberta and N.E. British Columbia
•
Leadership of Canadian Mainline tolls applications process (decision delayed until 2013)
•
Alberta System component of Coastal GasLink project awarded in 2012
•
Met financial targets
•
Attracted new supply from Marcellus basin to the Canadian Mainline

•
Mr. Johannson's performance is evaluated based on a combination of business unit performance, personal objectives and leadership.
•
The total short-term incentive award for 2012 performance was prorated based on Mr. Johannson's target and base salary in his prior role as Senior Vice-President, Canadian and Eastern U.S. Natural Gas Pipelines and his target of 65% and base salary in his current role. The Board considered Mr. Johannson's key business results for the year (as noted) as well as corporate performance in determining the award.
•
Mr. Johannson's 2012 short-term and long-term incentive awards as a percentage of 2012 base salary were 87% and 168%, respectively.

Compensation (as at December 31)	2012*	2011	2010

Fixed

Base salary	$465,000	$360,000	$350,000

Variable

Short-term incentive	405,000	512,500	451,250

Long-term incentive

ESUs	353,333	417,600	400,000

Stock options	426,667	104,400	100,000

Total direct compensation	$1,650,000	$1,394,500	$1,301,250

Change from last year	18%	7%	–

* In recognition of his appointment to President, Natural Gas Pipelines on November 1, 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2012 Pay mix

Share ownership

Minimum level of ownership	Minimum value	Total ownership under the guidelines	Total ownership as a multiple of base salary

2x	$930,000	$1,360,060	2.9x

2013 Compensation (as at March 1)

Fixed

Base salary	$475,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$558,135	50%

Stock options	$558,134	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $46.13 for TransCanada shares, and $40.40 for units of TC PipeLines, LP on the NYSE as at December 31, 2012.

2012 Annual information form -- 91

Executive compensation – 2012 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2012, 2011 and 2010.

Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling President & Chief Executive Officer	2012 2011 2010	1,266,674 1,083,338 900,006	2,530,000 2,700,000 2,100,000	2,070,000 900,000 1,254,000	1,200,000 1,350,000 1,100,000	0 109,200 59,650	1,592,000 722,000 1,451,000	20,640 10,833 76,693	8,679,314 6,875,371 6,941,349

Donald R. Marchand Executive Vice-President & Chief Financial Officer	2012 2011 2010	451,674 403,338 320,004	517,500 525,000 248,000	517,500 175,000 320,400	460,000 450,000 299,250	0 31,080 30,560	356,000 241,000 639,000	86,784 4,033 3,075	2,389,458 1,829,451 1,860,289

Alexander J. Pourbaix President, Energy & Oil Pipelines	2012 2011 2010	760,834 733,338 700,008	1,147,500 1,665,000 1,500,000	1,147,500 555,000 649,600	800,000 1,050,000 798,000	0 109,200 81,200	227,000 250,000 62,000	50,908 55,333 60,000	4,133,742 4,417,871 3,850,808

Gregory A. Lohnes Executive Vice-President, Operations & Major Projects	2012 2011 2010	530,834 508,334 465,006	562,500 822,375 615,000	562,500 274,125 354,600	470,000 550,000 570,000	0 33,600 40,125	533,000 119,000 414,000	10,968 5,083 4,563	2,669,802 2,312,517 2,463,294

Karl Johannson President, Natural Gas Pipelines	2012 2011 2010	380,836 358,334 350,004	353,333 417,600 400,000	426,667 104,400 100,000	405,000 512,500 451,250	0 50,400 45,760	979,000 79,000 34,000	104,914 26,468 24,386	2,649,750 1,548,702 1,405,400

Donald M. Wishart (Former) Executive Vice-President, Operations & Major Projects	2012 2011 2010	540,000 600,000 587,502	750,000 1,125,000 1,087,500	750,000 375,000 362,500	409,550 660,000 641,250	0 50,400 43,750	74,000 76,000 280,000	51,349 48,000 26,875	2,574,899 2,934,400 3,029,377

Notes

•
Mr. Lohnes was appointed Executive Vice-President, Operations and Major Projects on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as President, Natural Gas Pipelines.

•
Mr. Johannson was promoted to President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Mr. Wishart stepped down from his position as Executive Vice-President, Operations and Major Projects as of October 31, 2012. We retained Mr. Wishart in a part-time role as a special advisor beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position.

92 -- TransCanada PipeLines Limited

•
Four of the six named executives were appointed to new positions on July 1, 2010. Amounts shown for 2010 include compensation earned for six months in the new position and six months in the previous position.
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

•
Salary is the actual base salary earned during each of the three years. Mr. Wishart's 2012 salary reflects $500,000 earned from January 1, 2012 to October 31, 2012, in his capacity as Executive Vice-President, Operations & Major Projects. He earned $40,000 from November 1, 2012 to December 31, 2012, in his capacity as a part-time special advisor.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $44.23 in 2012, $38.34 in 2011, and $35.77 for 2010.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $41.95 in 2012, $37.93 in 2011 and $35.08 in 2010. See Stock option valuation below for more information about the methodology.

  To recognize Mr. Johannson's promotion to President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

  To recognize Mr. Girling's promotion to President and CEO on July 1, 2010, the Board awarded him a special grant of 100,000 stock options on June 16, 2010, valued at $554,000 with an exercise price of $36.90.

  The Board also awarded special grants of stock options on July 29, 2010, with an exercise price of $36.26 to three of the named executives to recognize their appointments on July 1, 2010:

  •
  Mr. Marchand: 47,500 stock options valued at $258,400
  •
  Mr. Pourbaix: 27,500 stock options valued at $149,600
  •
  Mr. Lohnes: 27,500 stock options valued at $149,600.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
Long-term incentive plans for 2010 and 2011 includes the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The final dividend accrual was awarded for 2011. The Board determined an annual unit value of $1.68 per unit for 2011 and $1.07 per unit for 2010 be awarded. Amounts for 2010 were reduced by the following amounts to offset an unintended overpayment of the 2009 accrual paid in 2010:
•
$58,050 for Mr. Girling
•
$9,030 for Mr. Marchand
•
$7,740 for Mr. Johannson, and
•
$25,800 each for Mr. Pourbaix and Mr. Wishart.

  See Non-equity long-term incentive plan below for more information about the plan.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2012, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2012	2011	2010

Mr. Pourbaix	$43,500	$48,000	$60,000
Mr. Wishart	42,000	42,000	21,000

2012 Annual information form -- 93

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2012	2011	2010

Mr. Girling	$12,178	$10,833	$9,000
Mr. Marchand	4,395	4,033	3,075
Mr. Pourbaix	7,408	7,333	–
Mr. Lohnes	5,107	5,083	4,563
Mr. Johannson	3,660	3,583	3,500
Mr. Wishart	5,349	6,000	5,875

  •
  cash payments if the named executive elected to receive the payment in lieu of his vacation entitlement from the previous year:
	2012	2011	2010

Mr. Girling	$ 8,462	$ –	$67,693
Mr. Marchand	7,096	–	–
Mr. Pourbaix	–	–	–
Mr. Lohnes	1,962	–	–
Mr. Johannson	12,462	22,885	20,885
Mr. Wishart	4,000	–	–

•
Except for Mr. Marchand and Mr. Johannson, perquisites are not included because they are less than $50,000 and 10% of each named executive's total base salary in each of the three years. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceed this threshold. They include:

  •
  Mr. Marchand: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $4,164, a reserved parking space valued at $5,628, a car allowance of $18,000 and a golf club share ownership of $43,000.

  •
  Mr. Johannson: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $5,098, a reserved parking space valued at $5,628, a car allowance of $11,000, a residual value for a lease that expired under our discontinued executive auto lease program of $2,191 and a golf club share ownership of $60,375.

94 -- TransCanada PipeLines Limited

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

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $2.93 per stock option for 2011 and $6.04 per stock option for 2010. The fair value for the special stock option grant on July 29, 2010 was $4.04 and for the grant on June 16, 2010 was $4.63.

The committee and Board approved the Binomial valuation model as the methodology to determine stock option awards beginning in 2012. The Binomial valuation model is a generally accepted valuation method for stock options. Starting in 2012, the Binomial valuation model is used to calculate TransCanada's accounting value, which we now use for both compensation and financial reporting purposes. Each year, the committee and Board will review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical data on exercising options.

The table below is a summary of the binomial value, floor value (for grants in 2011 and 2010) and the final compensation value of the stock option awards granted in 2012, 2011 and 2010:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)

November 2, 2012	$45.29	$5.16	$ –	$5.16
February 17, 2012	41.95	5.37	–	5.37

February 18, 2011	37.93	2.30	5.69	5.69

July 29, 2010	36.26	2.61	5.44	5.44
June 16, 2010	36.90	2.66	5.54	5.54
February 26, 2010	35.08	2.32	5.26	5.26

Total option exercises in 2012 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2012, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	90,000	$904,382

Donald R. Marchand	34,000	401,482

Alexander J. Pourbaix	90,000	896,887

Gregory A. Lohnes	64,000	774,376

Karl Johannson	40,000	453,007

Donald M. Wishart	55,000	573,314

2012 Annual information form -- 95

Non-equity long-term incentive plan
The 2010 and 2011 amounts under long-term incentive plans in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. Grants have not been made under the plan since 2003.

Under the plan, one unit from the dividend-value plan was granted in tandem with each stock option granted. The units had a term of 10 years from the date of the grant.

Each unit gave the holder the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value was equal to the dividend declared on one TransCanada common share in any year, and payments were made in the first quarter of the following year, generally by March 15. The last outstanding grant under this plan was eligible for the 2011 dividend accrual. The Board determined that $1.68 per unit (or 100% of the total declared dividend value in 2011) would be awarded for 2011. Payments for this final accrual were made in the first quarter of 2012.

The dividend-value plan was discontinued on December 31, 2011.

96 -- TransCanada PipeLines Limited

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2012. Year-end values are based on $47.02, the closing price of TransCanada shares on the TSX at December 31, 2012.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	100,000	33.08	12-Jun-2013	1,394,000	135,769	3,191,931	–
	107,326	38.10	22-Feb-2014	957,348
	83,857	39.75	25-Feb-2015	609,640
	100,000	31.97	23-Feb-2016	1,505,000
	100,000	31.93	14-Sep-2016	1,509,000
	133,080	35.08	26-Feb-2017	1,588,975
	100,000	36.90	16-Jun-2017	1,012,000
	158,172	37.93	18-Feb-2018	1,437,783
	385,475	41.95	17-Feb-2019	1,954,358

Donald R. Marchand	15,000	33.08	12-Jun-2013	209,100	27,001	634,785	–
	13,368	38.10	22-Feb-2014	119,243
	10,063	39.75	25-Feb-2015	73,158
	12,000	31.97	23-Feb-2016	180,600
	11,787	35.08	26-Feb-2017	140,737
	47,500	36.26	29-Jul-2017	511,100
	30,756	37.93	18-Feb-2018	279,572
	96,369	41.95	17-Feb-2019	488,591

Alexander J. Pourbaix	107,326	38.10	22-Feb-2014	957,348	74,018	1,740,159	–
	83,857	39.75	25-Feb-2015	609,640
	100,000	31.97	23-Feb-2016	1,505,000
	95,057	35.08	26-Feb-2017	1,134,981
	27,500	36.26	29-Jul-2017	295,900
	97,540	37.93	18-Feb-2018	886,639
	213,687	41.95	17-Feb-2019	1,083,393

Gregory A. Lohnes	35,990	38.10	22-Feb-2014	321,031	36,458	857,135	–
	30,608	39.75	25-Feb-2015	222,520
	45,000	31.97	23-Feb-2016	677,250
	38,973	35.08	26-Feb-2017	465,338
	27,500	36.26	29-Jul-2017	295,900
	48,177	37.93	18-Feb-2018	437,929
	104,749	41.95	17-Feb-2019	531,077

Karl Johannson	15,424	38.10	22-Feb-2014	137,582	20,106	472,687	–
	11,740	39.75	25-Feb-2015	85,350
	18,000	31.97	23-Feb-2016	270,900
	19,011	35.08	26-Feb-2017	226,991
	18,348	37.93	18-Feb-2018	166,783
	32,899	41.95	17-Feb-2019	166,798
	48,450	45.29	2-Nov-2019	83,819

Donald M. Wishart	64,267	38.10	22-Feb-2014	573,262	49,416	1,161,772	–
	50,314	39.75	25-Feb-2015	365,783
	70,000	31.97	23-Feb-2016	1,053,500
	68,916	35.08	26-Feb-2017	822,857
	65,905	37.93	18-Feb-2018	599,076
	139,665	41.95	17-Feb-2019	708,102

2012 Annual information form -- 97

Notes

•
Mr. Wishart stepped down from his position as Executive Vice-President, Operations and Major Projects on October 31, 2012. We retained him in a part-time role beginning on November 1, 2012, and he will retire from TransCanada on December 31, 2013. The values reported reflect all option-based and share-based awards previously awarded that were outstanding as at December 31, 2012.

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2012.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2012. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2010 vested on December 31, 2012, and will be paid in March 2013. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2012. It also shows the total amount they earned from non-equity incentive plan awards in 2012.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	1,488,693	3,464,440	1,200,000

Donald R. Marchand	245,986	409,134	460,000

Alexander J. Pourbaix	772,996	2,474,600	800,000

Gregory A. Lohnes	388,184	1,014,586	470,000

Karl Johannson	130,423	659,893	405,000

Donald M. Wishart	488,253	1,794,085	409,550

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2010 ESU awards for the named executives. See the Payout of 2010 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2012. This amount is shown under Annual incentive plans in the Summary compensation table on page 92.

•
Mr. Wishart's option-based and share-based awards continue to vest per the plan provisions for active employees until he retires from TransCanada on December 31, 2013. The normal retirement plan provisions outlined on page 102 will then take effect. Values reported for Mr. Wishart reflect all option-based and share-based awards that vested during the year ended December 31, 2012.

98 -- TransCanada PipeLines Limited

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

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2012 (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	18-Feb-2011	158,172	37.93	52,724	41.99	214,059
	16-Jun-2010	100,000	36.90	33,334	42.27	179,004
	26-Feb-2010	133,080	35.08	44,360	42.00	306,971
	14-Sep-2009	100,000	31.93	33,333	45.30	445,662
	23-Feb-2009	100,000	31.97	33,333	42.26	342,997

Donald R. Marchand	18-Feb-2011	30,756	37.93	10,252	41.99	41,623
	29-Jul-2010	47,500	36.26	15,834	44.85	136,014
	26-Feb-2010	11,787	35.08	3,929	42.00	27,189
	23-Feb-2009	12,000	31.97	4,000	42.26	41,160

Alexander J. Pourbaix	18-Feb-2011	97,540	37.93	32,513	41.99	132,003
	29-Jul-2010	27,500	36.26	9,166	44.85	78,736
	26-Feb-2010	95,057	35.08	31,685	42.00	219,260
	23-Feb-2009	100,000	31.97	33,333	42.26	342,997

Gregory A. Lohnes	18-Feb-2011	48,177	37.93	16,059	41.99	65,200
	29-Jul-2010	27,500	36.26	9,166	44.85	78,736
	26-Feb-2010	38,973	35.08	12,991	42.00	89,898
	23-Feb-2009	45,000	31.97	15,000	42.26	154,350

Karl Johannson	18-Feb-2011	18,348	37.93	6,116	41.99	24,831
	26-Feb-2010	19,011	35.08	6,337	42.00	43,852
	23-Feb-2009	18,000	31.97	6,000	42.26	61,740

Donald M. Wishart	18-Feb-2011	65,905	37.93	21,968	41.99	89,190
	26-Feb-2010	68,916	35.08	22,972	42.00	158,966
	23-Feb-2009	70,000	31.97	23,333	42.26	240,097

2012 Annual information form -- 99

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2012 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,434,426	37.69	2,446,489

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	7,434,426	37.69	2,446,489

Our stock option plan is the only compensation arrangement under which our equity securities have been authorized for issue. Shareholders are being asked at the meeting to approve an increase in the number of shares reserved for issue under the plan by 10,000,000. If this increase is approved, a total of 44,000,000 TransCanada shares have been reserved for issue under the plan since its inception in 1995.

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2010	696,229,000	8,409,695	5,331,242	1,366,872	1.21	1.97	0.20

Dec. 31, 2011	703,861,065	7,093,124	4,388,112	970,018	1.01	1.63	0.14

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Feb. 15, 2013	705,944,387	8,890,624	507,290	1,939,199	1.26	1.33	0.27

If shareholders approve the increase in number of shares reserved for issue under the stock option plan by 10,000,000 the overhang will be 2.75%.

100 -- TransCanada PipeLines Limited

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2012		Annual benefits payable		Opening			Closing

Name	Number of years of credited service	At year end ($)	At age 65 ($)	present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	present value of defined benefit obligation ($)

Russell K. Girling	17.00	582,000	1,085,000	7,250,000	1,592,000	1,838,000	10,680,000

Donald R. Marchand	18.92	187,000	331,000	2,515,000	356,000	614,000	3,485,000

Alexander J. Pourbaix	17.00	333,000	686,000	3,959,000	227,000	983,000	5,169,000

Gregory A. Lohnes	19.33	262,000	379,000	3,585,000	533,000	645,000	4,763,000

Karl Johannson	17.00	133,000	242,000	1,729,000	979,000	508,000	3,216,000

Donald M. Wishart	15.46	252,000	280,000	3,577,000	74,000	585,000	4,236,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

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

•
Opening and closing present value of defined benefit obligation is at December 31, 2011 and December 31, 2012, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2011 and 2012 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2012, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

•
Based on a retirement agreement between Mr. Wishart and TransCanada, it is expected that Mr. Wishart will retire on December 31, 2013. The annual lifetime benefit at January 1, 2014 based on years of credited service at December 31, 2013 and the actual earnings history as of December 31, 2012 is $256,000 (commencing at normal retirement date). If pension commencement was January 1, 2014, the amount would be $245,000.

2012 Annual information form -- 101

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $285 million at December 31, 2012. The current service costs were approximately $5 million and the interest costs were approximately $12 million for a total of $17 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and bonuses.

You can find more information about the accrued obligations and assumptions in Note 20 Employee future benefits to our 2012 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive, with the exception of Mr. Wishart who stepped down from his position effective October 31, 2012, that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date. If we require the named executive to comply with the provision, we will pay him an amount equal to the base salary as of the separation date plus the average bonus paid to him for the three years preceding the separation date.

Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

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

102 -- TransCanada PipeLines Limited

Compensation on termination
The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the

	Death	number of months in the current year prior to the separation date.

ESUs	Resignation	Vested units are paid out, unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Grants after January 1, 2012
Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.
Grants before 2012
Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

	Termination without cause	Grants after January 1, 2007 Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2007 Outstanding stock options continue to vest during the notice period and must be exercised by their expiry date or the end of the notice period (whichever is earlier).

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

2012 Annual information form -- 103

Stock options (cont'd)	Retirement	Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

Pension	Resignation

Termination without cause

	Termination with cause	Paid as a commuted value or monthly benefit according to the DB Plan, the supplemental plan, or both, as applicable.

	Retirement	For termination without cause, credited service is provided for the applicable notice period.

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits.

	Termination with cause	Coverage ends, or retiree benefits begin if eligible.

	Retirement	Retiree benefits begin.

	Death	Coverage ends, or retiree benefits begin for a designated beneficiary if eligible.

Perquisites	Resignation	Payments end.

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Other	Resignation	–

	Termination without cause	Outplacement services.

	Termination with cause	–

	Retirement	–

	Death	–

Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•
The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•
Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•
The notice period is two years for each named executive.

104 -- TransCanada PipeLines Limited

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

2012 Annual information form -- 105

Separation payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2012, as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause following a change of control ($)

Russell K. Girling	–	13,058,118	11,001,140	11,001,140	23,482,065

Donald R. Marchand	–	2,825,140	1,798,654	1,798,654	4,237,337

Alexander J. Pourbaix	–	8,621,101	6,978,947	6,978,947	12,757,445

Gregory A. Lohnes	–	4,907,708	3,212,016	3,399,516	6,567,480

Karl Johannson	–	3,639,890	1,947,517	1,947,517	4,625,759

Notes

•
Mr. Wishart is no longer subject to an employment agreement, effective his last day as Executive Vice-President, Operations and Major Projects on October 31, 2012.

•
Mr. Johannson does not currently have a separation agreement. It is anticipated that in 2013, he will enter into an agreement containing substantially the same terms as the other named executives.

•
If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,416,675
Mr. Marchand	799,758
Mr. Pourbaix	1,627,667
Mr. Lohnes	1,148,337
Mr. Johannson	919,583

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
The amounts from share-based compensation include the following assumptions for some separation events:

  Payouts of outstanding 2010 ESU awards

  •
  include additional units from reinvested dividends up to and including the fourth quarter of 2012, based on $46.98, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2012

  •
  the performance multiplier as determined by the committee and the Board.

  Accelerated vesting of stock options

  •
  any incremental gain due to accelerated vesting

  •
  the difference between the exercise price and $47.02, the 2012 year-end closing price of TransCanada shares on the TSX.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

106 -- TransCanada PipeLines Limited

Other information

LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•
former executives or directors of TransCanada or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.

The current policy has a combined limit of U.S.$175 million for personal (Side A) and corporate indemnity coverage (Side B). A stand alone Side A policy is also purchased with a limit of U.S.$25 million for losses TransCanada cannot indemnify directors and officers by law or otherwise. Side A claims require no deductible whereas a $5 million deductible is applied to Side B claims.

TransCanada paid a total premium of U.S.$1.7 million for the 2012-2013 insurance program.

ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2012 AIF and Annual report from our Corporate Secretary:

TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805

For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).

You can find more information about TransCanada on our website and on SEDAR (www.sedar.com).

2012 Annual information form -- 107

APPENDICES

Appendix A
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
c)
annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and
d)
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

108 -- TransCanada PipeLines Limited

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
iv)
approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
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

E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
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

2012 Annual information form -- 109

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

110 -- TransCanada PipeLines Limited

Appendix B
Non-GAAP measures

In our circular, we disclose the following non-GAAP measures as certain key financial metrics and performance goals:

•
comparable earnings
•
comparable earnings per share
•
comparable earnings before interest and taxes (comparable EBIT)
•
funds generated from operations (FGFO), and
•
funds generated from operations per share (FGFO per share).

These measures do not have a standardized meaning under U.S. generally accepted accounting principles (GAAP) and where applicable Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook and may therefore not be comparable to similar measures used by other companies.

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

USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.

See our 2012 Management Discussion & Analysis for:

•
a reconciliation of comparable earnings to net income attributable to shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash provided by operations, in the cash from operating activities table in the Financial condition section.

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
•
Comparable earnings per share is calculated by dividing Comparable earnings by the weighted average number of shares outstanding for the year.
•
Comparable EBIT is a measure of our earnings from ongoing operations and consists of earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interests and preferred share dividends. Generally we use EBIT because it is a better measure of our performance. We also use EBIT to evaluate trends in each segment. EBIT comprises earnings before deducting interest and other financial charges, income taxes, net income attributable to non-controlling interest and preferred share dividends. EBIT includes income from equity investments.
•
FGFO consists of net cash provided by operations before changes in operating working capital and allows management to better measure consolidated operating cash flow, excluding fluctuations from working capital balances which may not necessarily reflect the underlying operations in the same period.
•
FGFO per share is calculated by dividing FGFO by the weighted average number of shares outstanding for the year.

2012 Annual information form -- 111

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES