Form 40-F/A
period 2013-12-31
TRANSCANADA PIPELINES LTD
filed 2014-03-05
CIK 99070

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

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2013 which was filed with the Securities and Exchange Commission on February 21, 2014, to include TCPL's Annual information form for the year ended December 31, 2013.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, amend, update, or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

2

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

3

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

TRANSCANADA PIPELINES LIMITED
Per:	/s/ DONALD R. MARCHAND DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer
Date: March 5, 2014

DOCUMENTS FILED AS PART OF THIS REPORT

*13.1	Management's discussion and analysis (included on pages 1 through 94 of the TCPL 2013 Management's discussion and analysis and audited consolidated financial statements).
*13.2

2013 Audited consolidated financial statements (included on pages 95 through 157 of the TCPL 2013 Management's discussion and analysis and audited consolidated financial statements), including the auditors' report thereon.

13.3	TCPL's Annual information form for the year ended December 31, 2013.

*
previously filed.

EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TransCanada PipeLines Limited

2013 Annual information form

March 5, 2014

Table of Contents

Presentation of information	2
Forward-looking information	2
TransCanada PipeLines Limited	4
Corporate structure	4
Intercorporate relationships	5
General development of the business	5
Developments in the Natural Gas Pipelines business	6
Developments in the Oil Pipelines business	10
Developments in the Energy business	13
Business of TCPL	16
Natural Gas Pipelines business	17
Oil Pipelines business	19
Regulation of the Natural Gas and Oil Pipelines businesses	19
Energy business	20
General	24
Employees	24
Health, safety and environmental protection and social policies	24
Risk factors	25
Dividends	25
Description of capital structure	26
Share capital	26
Debt	26
Credit ratings	27
DBRS	27
Moody's	27
S&P	28
Market for securities	28
Series U preferred shares and Series Y preferred shares	28
Directors and officers	29
Directors	29
Board committees	30
Officers	31
Conflicts of interest	31
Corporate governance	32
Audit committee	32
Relevant education and experience of members	32
Pre-approval policies and procedures	33
External auditor service fees	33
Loans to directors and executive officers	33
Securities owned by directors	33
Compensation of directors	34
Executive compensation	34
Legal proceedings and regulatory actions	34
Transfer agent and registrar	35
Interest of experts	35
Additional information	35
Glossary	36
Schedule A
Schedule B
Schedule C
Schedule D
Appendices

Presentation of information

Unless the context indicates otherwise, a reference in this Annual Information Form (AIF) to Trans Canada PipeLines Limited (TCPL) or the Company, we, us and our includes TCPL's parent, TransCanada Corporation (TransCanada) and the subsidiaries of TCPL through which its various business operations are conducted, and a reference to TransCanada includes TransCanada Corporation and the subsidiaries of TransCanada Corporation, including TCPL. Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement (the Arrangement) with TransCanada, which is described below under the heading TransCanada PipeLines Limited – Corporate structure, these actions were taken by TCPL or its subsidiaries. The term subsidiary, when referred to in this AIF, with reference to TCPL means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2013 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Information in relation to metric conversion can be found at Schedule A to this AIF. The Glossary found at the end of this AIF contains certain terms defined throughout this AIF and abbreviations and acronyms that may not otherwise be defined in this document.

Certain portions of TCPL's Management's Discussion and Analysis dated February 19, 2014 (MD&A) are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR (www.sedar.com) under TCPL's profile.

Financial information is presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP). We use certain financial measures that do not have a standardized meaning under GAAP and therefore they may not be comparable to similar measures presented by other entities. Refer to the About our business – Non-GAAP measures section of the MD&A for more information about the non-GAAP measures we use and a reconciliation to their GAAP equivalents, which section of the MD&A is incorporated by reference herein.

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

2 -- TransCanada PipeLines Limited

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

As actual results could vary significantly from forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.

2013 Annual information form -- 3

TransCanada PipeLines Limited

CORPORATE STRUCTURE
TCPL's head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1. TCPL is a Canadian public company. Significant dates and events are set forth below.

Date	Event

March 21, 1951	Incorporated by Special Act of Parliament as Trans-Canada Pipe Lines Limited.

April 19, 1972	Continued under the Canada Corporations Act by Letters Patent, which included the alteration of its capital and change of name to TransCanada PipeLines Limited.

June 1, 1979	Continued under the Canada Business Corporations Act (CBCA).

July 2, 1998	Certificate of Arrangement issued in connection with the Plan of Arrangement with NOVA Corporation under which the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company.

January 1, 1999	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, Alberta Natural Gas Company Ltd.

January 1, 2000	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, NOVA Gas International Ltd.

May 4, 2001	Restated TransCanada PipeLines Limited Articles of Incorporation filed.

June 20, 2002	Restated TransCanada PipeLines Limited By-Laws filed.

May 15, 2003	Certificate of Arrangement issued in connection with the plan of arrangement with TransCanada. TransCanada was incorporated pursuant to the provisions of the CBCA on February 25, 2003. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their common shares of TCPL for one common share of TransCanada. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to carry on business as the principal operating subsidiary of the TransCanada group of entities.

4 -- TransCanada PipeLines Limited

INTERCORPORATE RELATIONSHIPS
The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TCPL's principal subsidiaries as at Year End. Each of the subsidiaries shown has total assets that exceeded 10 per cent of the total consolidated assets of TCPL or revenues that exceeded 10 per cent of the total consolidated revenues of TCPL as at Year End. TCPL beneficially owns, controls or directs, directly or indirectly, 100 per cent of the voting shares in each of these subsidiaries, with the exception of TransCanada Keystone Pipeline, LP in which TCPL indirectly holds 100 per cent of the partnership interests.

The above diagram does not include all of the subsidiaries of TCPL. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets of TCPL as at Year End or total consolidated revenues of TCPL for the year then ended.

General development of the business

We operate our business in three segments; Natural Gas Pipelines, Oil Pipelines and Energy. Natural Gas Pipelines and Oil Pipelines are principally comprised of our respective natural gas and oil pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.

Summarized below are significant developments that have occurred in our Natural Gas Pipelines, Oil Pipelines and Energy businesses, respectively, and certain acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years and year to date in 2014.

2013 Annual information form -- 5

DEVELOPMENTS IN THE NATURAL GAS PIPELINES BUSINESS

Canadian Pipelines

Date	Description of development

NGTL System (formerly known as the Alberta System) and expansion projects

January 2011	We received approval from the National Energy Board (NEB) to construct the Horn River pipeline.

March 2011	We commenced construction of the $275 million Horn River pipeline. We also executed an agreement to extend the Horn River pipeline by approximately 100 kilometres (km) (62 mile). An application requesting approval to construct and operate this extension was filed with the NEB in October 2011.

August 2011	The NEB approved construction of a 24 km (15 mile) extension of the Groundbirch pipeline and construction commenced.

October 2011	Commercial integration of the NGTL System and ATCO Pipelines (ATCO) system commenced. Under an agreement, the facilities of the NGTL System and ATCO system are commercially operated as a single transmission system and transportation service is provided to customers by us pursuant to the NGTL System's tariff and suite of rates and services. The agreement further identifies distinct geographic areas within Alberta for the construction of new facilities by each of the NGTL System and ATCO system.

October 2011	The NEB approved the construction of natural gas pipeline projects for the NGTL System.

November – December 2011	The regulatory decisions by which commercial integration of the NGTL System and ATCO system was authorized were the subject of appeals to the Federal Court of Appeal. We continued to work with ATCO to gather information for the final stage of the integration which is to swap assets of equal value and will require approval by both the Alberta Utilities Commission and the NEB.

May 2012	The Horn River project was completed, extending the NGTL System into the Horn River shale play in British Columbia (B.C.). The total contracted volumes for Horn River, including the extension, are expected to be approximately 900 million cubic feet per day (MMcf/d) by 2020.

June 2012	The NEB approved the Leismer-Kettle River Crossover project, a 77 km (46 mile) pipeline to expand the NGTL System with the intent of increasing capacity to meet demand in northeastern Alberta. The expected cost of the expansion is $160 million.

December 2012	The current settlements for the NGTL System expired. Final tolls for 2013 were to be determined through either new settlements or rate cases and any orders resulting from the NEB's decision on the Canadian Restructuring Proposal.

January 2013	The NEB issued its recommendation to the Governor-in-Council that the proposed Chinchaga Expansion component of the Komie North project be approved, but denied the proposed Komie North Extension component.

August 2013	We signed agreements for approximately two billion cubic feet per day (Bcf/d) of firm gas transportation services to underpin the development of a major pipeline extension and expansion of the NGTL System to receive and transport natural gas from the North Montney area of B.C. (the North Montney project). The proposed North Montney project will include an interconnection with our proposed PRGT (as defined below) project to provide natural gas supply to the proposed Pacific NorthWest LNG export facility near Prince Rupert, B.C. and is expected to cost approximately $1.7 billion, which includes $100 million for downstream facilities. Under commercial arrangements, receipt volumes are expected to increase between 2016 and 2019 to an aggregate volume of approximately two Bcf/d and delivery volumes to the PRGT project are expected to be approximately 2.1 Bcf/d beginning in 2019. We also entered into arrangements with other parties for transportation services that will utilize the North Montney project facilities.

August 2013	We reached settlement of the NGTL System annual revenue requirement for the years 2013 and 2014 with shippers and other interested parties (the NGTL 2013-2014 Settlement). The settlement fixed the return at 10.1 per cent on a 40 per cent deemed common equity, established an increase in the composite depreciation rate to 3.05 per cent and 3.12 per cent for 2013 and 2014, respectively, and fixed the OM&A costs for 2013 at $190 million and 2014 at $198 million with any variance to our account. We also requested and received approval for changes to existing interim rates to reflect the settlement, effective September 1, 2013, pending a decision on the settlement application.

November 2013	We filed an application with the NEB to construct and operate the North Montney project. The estimated capital cost of the project is $1.7 billion and it consists of approximately 300 km (186 mile) of pipeline.

November 2013	The NEB approved the NGTL 2013-2014 Settlement and final 2013 rates, as filed, in November 2013. We expect the final tolls for 2014 for the NGTL System will be determined on the basis of the NGTL settlement process.

6 -- TransCanada PipeLines Limited

Date	Description of development

Canadian Mainline

January – February 2011	We received approval for revised interim tolls, effective March 1, 2011 which increased interim tolls from the current interim tolls which were based on 2010 final tolls, to more closely align with tolls calculated in accordance with the 2007-2011 settlement with stakeholders.

September 2011	To respond to the evolving changes in flow patterns on the Canadian Mainline, we developed a comprehensive business and services restructuring proposal. The Canadian Restructuring Proposal application with the NEB culminated from extensive discussion and negotiation with our shippers. The NEB established interim tolls for 2012 based on the approved 2011 final tolls.

November – December 2011	We filed for and received approval to implement interim 2012 tolls on the Canadian Mainline effective January 1, 2012, at the same level as then approved 2011 final tolls. The NEB approved our application for 2011 final tolls for the Canadian Mainline at the level of the tolls that were being charged on an interim basis. Final 2011 tolls were calculated in accordance with previously approved toll methodologies and were based on the principles contained in the 2007-2011 settlement with stakeholders, with adjustments to reduce toll impacts. Certain aspects of the 2011 revenue requirement were rolled into the Canadian Restructuring Proposal.

May 2012	We received NEB approval to build new pipeline facilities to provide Ontario and Quebec markets with additional gas supplies from the Marcellus shale basin.

May 2012	The additional open season for firm transportation service on the Canadian Mainline, to bring additional Marcellus shale gas into Canada, closed. We were able to accommodate an additional 50 MMcf/d from the Niagara meter station to Kirkwall, Ontario, effective November 2012.

November 2012	Transportation of natural gas supply from the Marcellus shale basin supply began moving on the Canadian Mainline.

March 2013	We received the NEB decision on our Canadian Restructuring Proposal application to change the business structure and the terms and conditions of service for the Canadian Mainline. The NEB decision established a Toll Stabilization Account (TSA) to capture the surplus or the shortfall between our revenues and our cost of service for each year over the five year term of the decision. The NEB decision also identified certain circumstances that would require a new tolls application prior to the end of the five year term. One of those circumstances is if the TSA balance becomes positive, which occurred in 2013.

May 2013	We filed a compliance filing and an application for a review and variance of the NEB decision regarding the Canadian Restructuring Proposal.

June 2013	The NEB dismissed the review and variance application and set out a process to consider the tariff revisions. Additional changes to the Canadian Mainline's tariff were considered by the NEB as a separate application which was heard in an oral hearing.

July 2013	The NEB released its reasons for the dismissal. We began implementation of the NEB decision related to the Canadian Restructuring Proposal. Since implementation, an additional 1.3 Bcf/d of firm service originating at Empress, Alberta has been contracted for, more than doubling the contracted capacity of this location. The implementation of the NEB decision was a key priority in 2013 and with the ability to price discretionary services at market prices we were able to essentially meet our overall cost of service requirements for 2013.

September 2013	The Canadian Mainline and the three largest Canadian local distribution companies entered into a settlement (LDC Settlement) which was filed with the NEB for approval in December 2013. The LDC Settlement, if approved, will establish new fixed tolls for 2015 to 2020 and maintain tolls for 2014 at the current rates. The LDC Settlement calculates tolls for 2015 on a base ROE of 10.10 per cent on 40 per cent deemed common equity. It also includes an incentive mechanism that requires a $20 million (after tax) annual contribution by us from 2015 to 2020, which could result in a range of ROE outcomes from 8.70 per cent to 11.50 per cent. The LDC Settlement will enable the addition of facilities in the Eastern Triangle to serve immediate market demand for supply diversity and market access. The LDC Settlement is intended to provide a market driven, stable, long-term accommodation of future demand in this region in combination with the anticipated lower demand for transportation on the Prairies Line and the Northern Ontario Line while providing a reasonable opportunity to recover our costs. The LDC Settlement also retains pricing flexibility for discretionary services and implements certain tariff changes and new services as required by the terms of the settlement. The NEB decision remains in effect pending the outcome of the LDC Settlement application.

January 2014	Shippers on the Canadian Mainline elected to renew approximately 2.5 Bcf/d of their contracts through November 2016. This represents a significant amount of volume renewal, especially by Canadian shippers.

2013 Annual information form -- 7

Date	Description of development

U.S. Pipelines

Gas Transmission Northwest LLC (GTN)

May 2011	We closed the sale of a 25 per cent interest in each of GTN and Bison Pipeline LLC (Bison) to TC PipeLines, LP (TCLP) for a total transaction value of US$605 million, which included US$81 million or 25 percent of GTN's outstanding debt.

November 2011	The Federal Energy Regulatory Commission (FERC) approved a settlement agreement between GTN and its shippers for new transportation rates to be effective January 2012 through December 2015. This settlement also requires GTN to file for new rates that are to be effective January 2016.

July 2013	We sold an additional 45 per cent interest in each of GTN and Bison to TCLP for an aggregate purchase price of US$1.05 billion. We continue to hold a 30 per cent direct ownership interest in both pipelines. We also hold a 28.9 per cent interest in and are the General Partner of, TCLP.

Bison

January 2011	Bison pipeline was placed into commercial service.

May 2011	We closed the sale of a 25 per cent interest in each of GTN and Bison to TCLP for a total transaction value of US$605 million, which included US$81 million or 25 percent of GTN's outstanding debt.

July 2013	We sold an additional 45 per cent interest in each of GTN and Bison to TCLP for an aggregate purchase price of US$1.05 billion. We continue to hold a 30 per cent direct ownership interest in both pipelines. We also hold a 28.9 per cent interest in and are the General Partner of, TCLP.

Great Lakes

November 2013	Great Lakes received FERC approval for a rate settlement with its shippers resulting in maximum recourse rates increasing by approximately 21 per cent resulting in a modest increase in revenues derived from its recourse rate contracts. The settlement includes a 17 month moratorium through March 2015 and requires us to have new rates in effect by January 1, 2018.

Northern Border

January 2013	Northern Border secured a final settlement agreement with its shippers that the FERC approved in December 2012, effective January 2013. The settlement rates for long haul transportation are approximately 11 per cent lower than 2012 rates and depreciation was lowered from 2.4 to 2.2 per cent. The settlement also includes a three year moratorium on filing cases or challenging the settlement rates but Northern Border must initiate another rate proceeding within five years.

ANR Pipeline

June 2012	The FERC issued orders approving ANR's sale of its offshore assets to a newly created wholly owned subsidiary, TC Offshore LLC (the LLC), allowing the LLC to operate these assets as a stand alone interstate pipeline.

August 2012	The FERC approved ANR Storage Company's settlement with its shippers.

November 2012	The LLC began commercial operations.

ANR Lebanon Lateral Reversal project

October 2013	We concluded a successful binding open season. We have executed firm transportation contracts for 350 MMcf/d at maximum tariff rates for 10 years on the ANR Lebanon Lateral Reversal project, which will entail modifications to existing facilities. The facility modifications are expected to be completed in the first quarter 2014. Contracted volumes will increase over the course of 2014 generating incremental earnings. The project will substantially increase our ability to receive gas on ANR's southeast mainstream from the Utica/Marcellus shale areas.

Mexican Pipelines

Topolobampo and Mazatlan Pipeline projects

November 2012	The CFE awarded us with the contract to build, own and operate the Topolobampo pipeline project. The Topolobampo project is a 530 km (329 mile), 30 inch pipeline with a capacity of 670 MMcf/d and an estimated cost of US$1 billion that will deliver gas from El Encino, Chihuahua and interconnects with third party pipelines in El Oro, Sinaloa to Topolobampo, Sinaloa.

November 2012	The CFE awarded us with the contract to build, own and operate the Mazatlan pipeline project, from El Oro to Mazatlan, Mexico. The Mazatlan project is a 413 km (257 mile), 24 inch pipeline running from El Oro to Mazatlan, within the state of Sinaloa with a capacity of 200 MMcf/d and an estimated cost of US$400 million.

First Quarter 2014	Permitting and engineering activities are advancing as planned for these two northwest Mexico pipelines. Both projects are supported by 25 year contracts with the CFE and are expected to be in service mid to late 2016.

8 -- TransCanada PipeLines Limited

Date	Description of development

Tamazunchale Pipeline Extension project

February 2012	We signed a contract with the CFE for the Tamazunchale Pipeline Extension project. Engineering, procurement and construction contracts were signed and construction related activities began.

First Quarter 2014	The construction of the US$500 million Tamazunchale Pipeline Extension project is proceeding although delays have occurred due to a significant number of archeological finds within the pipeline route. It is expected these findings and related alternative construction will move the project's scheduled in service date to second quarter 2014. As these types of findings are not uncommon in significant infrastructure projects in Mexico, contractual relief for such delays is provided. We continue to work with local, state and federal authorities to minimize and mitigate ground disturbance at the specific sites as well as to minimize impact to the scheduled in service date.

Guadalajara

June 2011	The Guadalajara pipeline was completed. We and CFE agreed to add a US$60 million compressor station to the pipeline.

First Quarter 2013	The compressor station went into service.

LNG Pipeline Projects

Coastal GasLink

June 2012	We were selected to design, build, own and operate the proposed Coastal GasLink project. The estimated $4 billion, 650km (404 mile) pipeline is expected to have an initial capacity of 1.7 Bcf/d and will transport natural gas from the Montney gas producing region near Dawson Creek, B.C. to LNG Canada's proposed LNG export facility near Kitimat, B.C.

January 2014	We filed the Application for an Environmental Assessment Certificate with the B.C. Environmental Assessment Office (BCEAO). We are currently focused on community, landowner, government and First Nations engagement as the project advances through the regulatory process. The pipeline would be placed in service near the end of the decade, subject to a final investment decision to be made by LNG Canada after obtaining final regulatory approvals. We continue to advance this project and all costs would be recoverable should the project not proceed.

Prince Rupert Gas Transmission Project (PRGT)

January 2013	We were selected to design, build, own and operate the proposed $5 billion, 750 km (466 mile) PRGT. The proposed pipeline will transport natural gas primarily from the North Montney gas-producing region near Fort St John, B.C. to the proposed Pacific Northwest LNG export facility near Prince Rupert, B.C. We are currently focused on First Nations, community, landowner and government engagement as the PRGT advances through the regulatory process with the BCEAO. We continue to refine our study corridor based on consultation and detailed studies to date. A final investment decision to construct the project, for a planned in service date of late 2018, is expected to be made following final regulatory approvals. We continue to advance this project and all costs would be fully recoverable should the project not proceed.

Alaska LNG Project

March 2012	Three major producers (the Alaska North Slope producers), along with us through participation in the Alaska LNG Project, announced the companies have agreed on a work plan aimed at commercializing North Slope natural gas resources through an LNG option. This would involve construction of a natural gas pipeline from the North Slope to Valdez, Alaska where the gas would be liquefied and shipped to international markets.

May 2012	We received approval from the State of Alaska to suspend and preserve our activities on the Alaska/Alberta route and focus on the LNG alternative. This allowed us to defer our obligation to file for a U.S. FERC certificate for the Alberta route beyond fall 2012, our original deadline.

July 2012	The Alaska LNG Project announced a non-binding public solicitation of interest in securing capacity on a potential new pipeline system to transport Alaska's North Slope gas. The solicitation of interest took place between August 2012 and September 2012. There were a number of non-binding expressions of interest from potential shippers from a broad range of industry sectors in North America and Asia.

January 2014	The State of Alaska is proposing new legislation that would transition from the Alaska Gasline Inducement Act and enable a new commercial arrangement to be established with us, the Alaska North Slope producers, and the Alaska Gasline Development Corp. It has also been agreed that an LNG export project, rather than a pipeline to Alberta, is the best opportunity to commercialize Alaska North Slope gas resources in current market conditions. It is anticipated that two years of front end engineering will be completed before further commitments to commercialize the project will be made.

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

2013 Annual information form -- 9

DEVELOPMENTS IN THE OIL PIPELINES BUSINESS

Date	Description of development

Keystone Pipeline System

January 2011	Required operational modifications were completed on the Canadian conversion section of the Keystone Pipeline System. As a result, the system was capable of operating at the approved design pressure.

February 2011	The commercial in service of the second section of Keystone extending the pipeline from Steele City Nebraska to Cushing, Oklahoma (the Cushing Extension) was achieved, and the Company also commenced recording earnings for the first section of Keystone, which delivers oil from Hardisty, Alberta to Wood River and Patoka in Illinois (Wood River/Patoka).

May 2011	Revised tolls came into effect for the Wood River/Patoka section.

Second Quarter 2011	The U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration issued a corrective action order on Keystone as a result of two above ground incidents at pump stations in North Dakota and Kansas. We filed a restart plan with the U.S. Pipeline and Hazardous Material Safety Administration which was approved in June 2011.

February 2012	We announced that what had previously been the Cushing to U.S. Gulf Coast project of the Keystone Pipeline System has its own independent value to the marketplace, and that we plan to build it as the stand-alone pipeline which is not part of the Keystone XL Presidential Permit application.

May 2012	We filed revised fixed tolls for the Cushing Extension section of the Keystone Pipeline System with both the NEB and the FERC. The revised tolls, which reflect the final project costs of the Keystone Pipeline System, became effective July 1, 2012.

January 2014	We finished constructing the 780km (485 mile) 36 inch pipeline of the Gulf Coast project, the Keystone Pipeline System. Crude oil transportation service on the project began January 22, 2014. We are projecting an average pipeline capacity of 520,000 Bbl/d for the first year of operation.

Houston Lateral and Terminal

Fourth Quarter 2013	Construction continued on the US$400 million 77 km (48 mile) Houston Lateral pipeline and tank terminal to transport crude oil to Houston, Texas refineries. We anticipate the capacity of the lateral will be similar to that of the Gulf Coast project and the terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are expected to be completed in mid-2015.

Cushing Marketlink

October 2012	We commenced construction on the Cushing Marketlink receipt facilities which will facilitate the transportation of crude oil from the market hub at Cushing to the U.S. Gulf Coast refining market on facilities that form part of the Keystone Pipeline System. Construction continues on the Cushing Marketlink receipt facilities at Cushing, Oklahoma, and is expected to be completed in the first half of 2014.

Keystone XL

August 2011	We received a Final Environmental Impact Statement regarding the Keystone XL U.S. Presidential Permit application.

November 2011	The U.S. Department of State (DOS) announced that further analysis of route options for Keystone XL would need to be investigated, with a specific focus on the Sandhills area of Nebraska.

December 2011	We announced that we had received additional binding commitments in support of Keystone XL following the conclusion of the Keystone Houston Lateral open season, which commenced in August 2011.

February 2012	We sent a letter to the DOS informing the DOS that we planned to file a Presidential Permit application in near future for Keystone XL. We also informed the DOS that the Cushing to U.S. Gulf Coast portion of the Keystone XL project would be constructed outside of the Presidential Permit process.

May 2012	We filed a Presidential Permit application (cross-border permit) with the DOS for Keystone XL to transport crude oil from the U.S./Canada border in Montana to Steele City, Nebraska. We continued to work with the Nebraska Department of Environmental Quality (NDEQ) and various other stakeholders throughout 2012 to determine an alternative route in Nebraska that would avoid the Nebraska Sandhills. We proposed an alternative route to the NDEQ in April 2012, and then modified the route in response to comments from the NDEQ and other stakeholders.

September 2012	We submitted a Supplemental Environmental Report to the NDEQ for the proposed reroute for Keystone XL in Nebraska, and provided an environmental report to the DOS, required as part of the DOS review of our cross-border permit application.

January 2013	The NDEQ issued its final evaluation report on our proposed reroute of Keystone XL to the Governor of Nebraska. In January 2013, the Governor of Nebraska approved our proposed reroute. The NDEQ issued its final evaluation report noting that construction and operation of Keystone XL is expected to have minimal environmental impacts in Nebraska.

10 -- TransCanada PipeLines Limited

Date	Description of development

March 2013	The DOS released its Draft Supplemental Environmental Impact Statement for Keystone XL. The impact statement reaffirmed construction of the 830,000 Bbl/d Keystone XL project would not result in any significant impact to the environment.

January 2014	The DOS released its Final Supplemental Environmental Impact Statement (FSEIS) for Keystone XL. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is unlikely to significantly impact the rate of extraction in the oil sands and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more greenhouse gas (GHG) emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period of up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment.

February 2014	A Nebraska district court ruled that the state Public Service Commission, rather than Governor Dave Heineman, has the authority to approve an alternative route through Nebraska for the Keystone XL project. We will now analyze the judgment and decide what next steps may be taken. Nebraska's Attorney General has filed an appeal. We anticipate the pipeline, which will extend from Hardisty, Alberta to Steele City, Nebraska, to be in service approximately two years following the receipt of the Presidential Permit. The US$5.4 billion cost estimate will increase depending on the timing and conditions of the permit. Any capital cost increase above the initial estimated capital cost, up to a specified amount, is shared between us and the shippers such that 75 per cent of the change in capital cost is reflected in the fixed payment received by us. Any capital cost increase above the specified amount is shared equally between us and the shippers. As of December 31, 2013, we have invested US$2.2 billion in the project.

Energy East Pipeline

April 2013	We announced that we were holding an open season to obtain firm commitments for a pipeline to transport crude oil from western receipt points to eastern Canadian markets. The open season followed a successful expression of interest phase and discussions with prospective shippers.

August 2013	We announced we are moving forward with the 1.1 million Bbl/d Energy East Pipeline as it received approximately 900,000 Bbl/d of firm, long-term contracts in its open season to transport crude oil from western Canada to eastern refineries and export terminals. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. Subject to regulatory approvals, the pipeline is anticipated to commence deliveries in Québec in 2018 with service to New Brunswick to follow in late 2018. We have begun Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning. We intend to file the necessary regulatory applications in mid 2014 for approvals to construct and operate the pipeline project and terminal facilities.

Northern Courier Pipeline

August 2012	We announced that we were selected by Fort Hills Energy Limited Partnership (FHELP) to design, build, own and operate the proposed Northern Courier Pipeline. The pipeline system is fully subscribed under long-term contract to service the Fort Hills mine, which is jointly owned by Suncor Energy Inc. (Suncor) and two other companies.

April 2013	We filed a permit application with the Alberta Energy Regulator (AER) after completing the required Aboriginal and stakeholder engagement and associated field work.

October 2013	Suncor announced that the FHELP is proceeding with the Fort Hills oil sands mining project and that it expects to begin producing crude oil in 2017. Our Northern Courier Pipeline project is expected to cost $800 million and will transport bitumen and diluent between the Fort Hills mine site and Suncor's terminal located north of Fort McMurray, Alberta.

Heartland Pipeline and TC Terminals

May 2013	We announced we had reached binding long-term shipping agreements to build, own and operate the Heartland Pipeline and TC Terminals projects, and filed a permit application for the terminal facility. The projects will include a 200 km (125 mile) crude oil pipeline connecting the Edmonton/Heartland, Alberta market to facilities in Hardisty, Alberta, and a terminal facility in the Heartland industrial area north of Edmonton, Alberta. We anticipate the pipeline could transport up to 900,000 Bbl/d, while the terminal is expected to have storage capacity for up to 1.9 million barrels of crude oil. These projects together have a combined cost estimated at $900 million and are expected to be placed in service in 2016.

October 2013	We filed a permit application for the pipeline with the AER after completing the required Aboriginal and stakeholder engagement and associated field work.

February 2014	The application for the terminal facility was approved.

Keystone Hardisty Terminal

March 2012	We launched and concluded a binding open season to obtain commitments from interested parties for the Keystone Hardisty Terminal.

May 2012	We announced that we had secured binding long-term commitments of more than 500,000 Bbl/d for the Keystone Hardisty Terminal, and are expanding the proposed two million barrel project to a 2.6 million barrel terminal at Hardisty, Alberta, due to strong commercial support.

May 2013	We started construction on the Keystone Hardisty Terminal which we anticipate will have a storage capacity of up to 2.6 million barrels of crude oil. The $300 million crude oil terminal at Hardisty, Alberta is expected to be in service in 2016.

2013 Annual information form -- 11

Date	Description of development

Grand Rapids Pipeline

October 2012	We announced that we had entered into binding agreements with a partner to develop the Grand Rapids Pipeline in northern Alberta. Along with our partner, we will each own 50 per cent of the project and we will operate the system, which is expected to cost $3 billion. Our partner entered into a long-term commitment to ship crude oil and diluent on this pipeline system.

May 2013	We filed a permit application for the Grand Rapids Pipeline with the AER after completing the required Aboriginal and stakeholder engagement and associated field work. The dual pipeline system could transport up to 900,000Bbl/d of crude oil and 330,000Bbl/d of diluent. Subject to regulatory approvals, the system is expected to be placed in service in multiple stages, with initial crude oil service by mid-2015 and the complete system in service in the second half of 2017.

Further information about developments in the Oil Pipelines business can be found in the MD&A in the About our business – A long-term strategy, Oil Pipelines – Results, Oil Pipelines – Outlook, Oil Pipelines – Understanding the Oil Pipelines business and Oil Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

12 -- TransCanada PipeLines Limited

DEVELOPMENTS IN THE ENERGY BUSINESS

Date	Description of development

Ontario Solar

December 2011	We agreed to buy nine Ontario solar generation facilities (combined capacity of 86 megawatt (MW)) from Canadian Solar Solutions Inc. (Canadian Solar), for approximately $500 million. Under the terms of the agreement, Canadian Solar will develop and build each of the nine solar facilities using photovoltaic panels. We buy each facility once construction and acceptance testing are complete and commercial operation begins. All power produced by the solar facilities is currently or will be sold under 20 year PPAs with the OPA.

June 2013	We completed the acquisition of the first facility for $55 million.

September 2013	We completed the acquisition of two solar facilities for $99 million.

December 2013	We completed the acquisition of a fourth solar facility for $62 million. We expect the acquisition of the remaining five facilities to close in 2014, subject to satisfactory completion of the related construction activities and regulatory approvals.

Cancarb Limited and Cancarb Waste Heat Facility

January 2014	We announced we had reached an agreement for the sale of Cancarb Limited, our thermal carbon black facility, and its related power generation facility for $190 million subject to closing adjustments. The sale is expected to close in late first quarter 2014.

Bécancour

June 2011	Hydro-Québec Distribution (Hydro-Québec) notified us it would exercise its option to extend the agreement to suspend all electricity generation from Bécancour throughout 2012. Under the original agreement, Hydro-Québec had the option to extend the suspension on an annual basis until such time as regional electricity demand levels recover.

June 2012	Hydro-Québec notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2013.

June 2013	Hydro-Québec notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2014.

December 2013	We entered into an amendment to the original suspension agreement with Hydro-Québec to further extend suspension of generation through to the end of 2017. Under the amendment, Hydro-Québec continues to have the option (subject to certain conditions) to further extend the suspension past 2017. The amendment also includes revised provisions intended to reduce Hydro-Québec's payments to us for Bécancour's natural gas transportation costs during the suspension period, although we retain our ability to recover our full capacity costs under the Electricity Supply Contract with Hydro-Québec while the facility is suspended. Final execution of this amendment is conditional on the pending approval by the Régie de l'énergie.

Sundance

January 2011	The Sundance A Units 1 and 2 were subject to a force majeure claim by the operator.

February 2011	The operator informed us that it was not economic to replace or repair Sundance A Units 1 and 2, and that the Sundance A PPA should be terminated. We disputed both the force majeure and the economic destruction claims under the binding dispute resolution process provided in the PPA. Throughout 2011, revenues and costs had been recorded as though the outages were interruptions of supply in accordance with the terms of the PPA.

July 2012	An arbitration panel decided that the Sundance A PPA should not be terminated and ordered the operator to rebuild Units 1 and 2. The panel also limited the operator's force majeure claim from November 20, 2011 until the units could reasonably be returned to service. The operator announced that it expected the units to be returned to service in the fall of 2013. Since we considered the outages to be an interruption of supply, we accrued $188 million in pretax income between December 2010 and March 2012. The outcome of the decision was that we received approximately $138 million of this amount. We recorded the $50 million difference as a pre-tax charge to second quarter 2012 earnings, of which $20 million related to amounts accrued in 2011. We did not record further revenue or costs from the PPA until the units were returned to service. The net book value of the Sundance A PPA recorded in Intangibles and Other Assets remained fully recoverable.

November 2012	An arbitration decision was reached with the arbitration panel granting partial force majeure relief to the operator with respect to Sundance B Unit 3, and we reduced our equity earnings by $11 million from the ASTC Power Partnership (ASTC) to reflect the amount that will not be recovered as result of the decision. In 2010, Sundance B Unit 3 experienced an unplanned outage related to mechanical failure of certain generator components and was subject to a force majeure claim by the operator. The ASTC, which holds the Sundance B PPA, disputed the claim under the binding dispute resolution process provided in the PPA because we did not believe the operator's claim met the test of force majeure. We therefore recorded equity earnings from our 50 per cent ownership interest in ASTC as though this event were a normal plant outage.

September 2013	Sundance A Unit 1 returned to service.

October 2013	Sundance A Unit 2 returned to service.

2013 Annual information form -- 13

Date	Description of development

Bruce Power

February 2011	The Bruce Power Refurbishment Implementation Agreement (the BPRIA) was amended to extend the suspension date for Bruce A contingent support payments from December 31, 2011 to June 1, 2012. Contingent support payments received from the OPA by Bruce A are equal to the difference between the fixed prices under the BPRIA and spot market prices. As a result of the amendment, all output from Bruce A was subject to spot prices effective June 1, 2012 until the restart of both Units 1 and 2 was complete. Bruce Power and the OPA had amended certain terms and conditions of the BPRIA in July 2009, which included: amendments to the Bruce B floor price mechanism, the removal of a support payment cap for Bruce A, an amendment to the capital cost-sharing mechanism, and addition of a provision for deemed generation payments to Bruce Power at the contracted prices under circumstances where generation from Bruce A and Bruce B is reduced due to system curtailments on the Independent Electricity System Operator controlled grid in Ontario. Under the original BPRIA, which was signed in 2005, Bruce A committed to refurbish and restart the then currently idle Units 1 and 2, extend the operating life of Unit 3 and replace the steam generators on Unit 4. Fuelling of both Unit 2 and Unit 1 has now been completed and the final phases of commissioning for Unit 2 are underway. Subject to regulatory approval, Bruce Power expects to commence commercial operations of Unit 2 in first quarter 2012 and commercial operations of Unit 1 in third quarter 2012.

November 2011	Bruce Power commenced the West Shift Plus outage as part of the life extension strategy for Unit 3.

March 2012	Bruce Power received authorization from the Canadian Nuclear Safety Commission to power up the Unit 2 reactor.

May 2012	An incident occurred within the Unit 2 electrical generator on the non-nuclear side of the plant which delayed the synchronization of Unit 2 to the Ontario electrical grid. As a result, Bruce Power submitted a force majeure claim to the OPA.

June 2012	Bruce Power returned Unit 3 to service after completing the $300 million West Shift Plus life extension outage, which began in 2011. Unit 4 was expected to return to service in late first quarter 2013 after the completion of an expanded outage investment program that began in August 2012. These investments should allow Units 3 and 4 to produce low cost electricity until at least 2021.

August 2012	We confirmed that Bruce Power's force majeure claim to the OPA related to Unit 2 (Bruce A) had been accepted. The claim was the result of a May 2012 event that delayed the synchronization of this unit to the Ontario power grid. With the acceptance of the force majeure claim, Bruce Power continued to receive the contracted price for power generated from the operating units at Bruce A after July 1, 2012.

October 2012	Unit 1 and 2 were returned to service following the completion of the refurbishment. The incident in May 2012 within the Unit 2 electrical generator on the non-nuclear side of the plant had delayed returning the units to service. Bruce Power's force majeure claim to the OPA was accepted in August, and it continued to receive the contracted price for power generated during the force majeure period.

November 2012	Both Units 1 and 2 have operated at reduced output levels following their return to service, and Bruce Power took Unit 1 offline for an approximate one month maintenance outage. Bruce Power expects the availability percentages for Units 1 and 2 to increase over time, however, these units have not operated for an extended period of time and may experience slightly higher forced outage rates and reduced availability percentages in 2013. All that time, overall plant availability for Bruce A was expected to be approximately 90 per cent in 2013.

April 2013	Bruce Power announced that it had reached an agreement with the OPA to extend the Bruce B floor price through to the end of the decade, which is expected to coincide with the 2019 and 2020 end of life dates for the Bruce B units.

April 2013	Bruce Power returned Bruce A Unit 4 to service after completing an expanded life extension outage investment program, which began in August 2012. It is anticipated that this investment will allow Unit 4 to operate until at least 2021.

January 2014	Cameco Corporation announced it had agreed to sell its 31.6 per cent limited partnership interest in Bruce B to BPC Generation Infrastructure Trust. We are considering our option to increase our Bruce B ownership percentage.

Napanee

December 2012	We signed a contract with the OPA to develop, own and operate a new 900 MW natural gas-fired power plant at Ontario Power Generation's Lennox site in eastern Ontario in the town of Greater Napanee. Currently, the project is on schedule and we expect to complete the permitting process in late 2014. We expect to invest approximately $1.0 billion in the Napanee facility during construction and commercial operations are expected to begin in late 2017 or early 2018.

Cartier Wind

November 2011	The Montagne-Sèche project and phase one of the Gros-Morne wind farm were completed.

November 2012	We placed the second phase of the Gros-Morne wind farm project in service, completing the 590 MW, five phase Cartier Wind Project in Québec. All of the power produced by Cartier Wind is sold to Hydro-Québec under 20 year PPAs.

14 -- TransCanada PipeLines Limited

Date	Description of development

CrossAlta

December 2012	We acquired the remaining 40 per cent interests in the Crossfield Gas Storage facility and CrossAlta Gas Storage & Services Ltd. (CrossAlta) marketing company from our partner for approximately $214 million cash, net of cash acquired. We now own and operate 100 per cent of the interests of CrossAlta. The acquisition added an additional 27 billion cubic feet of working gas storage capacity to our existing portfolio in Alberta.

Coolidge

May 2011	Coolidge power generating station was completed and placed in-service.

U.S. Power

Third and Fourth Quarters 2011	Spot prices for capacity sales in the New York Zone J market were negatively impacted by the manner in which the New York Independent System Operator (NYISO) applied pricing rules for a power plant that had recently began service in this market. We jointly filed two formal complaints with the FERC challenging how the NYISO applied its buy-side mitigation rules affecting bidding criteria associated with two new power plants that began service in the New York Zone J markets during the summer of 2011.

June 2012	The FERC addressed the first complaint, indicating it would take steps to increase transparency and accountability for future mitigation exemption tests (MET) and decisions.

September 2012	The FERC granted an order on the second complaint, directing the NYISO to retest the two new power plants as well as a transmission project currently under construction using an amended set of assumptions to more accurately perform the MET calculations, in accordance with existing rules and tariff provisions. The recalculation was completed in November 2012 and it was determined that one of the plants had been granted an exemption in error. That exemption was revoked and the plant is now required to offer its capacity at a floor price which has put upward pressure on capacity auction prices since December. The order was prospective only and has no impact on capacity prices for prior periods.

January 2014	Capacity prices in the New York market are established through a series of forward auctions and utilize a demand curve administered price for purposes of setting the monthly spot price. The demand curve, among other inputs, uses assumptions with respect to the expected cost of the most likely peaking generation technology applicable to new entrants to the market. In January 2014, the FERC accepted a new rate for the demand curve that was filed by NYISO as part of its triennial Demand Curve Reset (DCR) process. The filing changed the generation technology used in the DCR versus that used during the last reset process for New York City Zone J where Ravenswood operates. We do not expect this change to impact Zone J capacity prices in 2014, however, this new assumption does have the potential to negatively affect these capacity prices in 2015 and 2016. Additionally, another recent FERC decision affecting future capacity auctions in New England Power Pool (NEPOOL) may potentially improve capacity price conditions in 2018 and beyond for our assets that are located in NEPOOL.

Further information about developments in the Energy business can be found in the MD&A in the About our business – A long-term strategy, Energy – Results, Energy – Outlook, Energy – Understanding the Energy business and Energy – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

2013 Annual information form -- 15

Business of TCPL

We are a leading North American energy infrastructure company focused on Natural Gas Pipelines, Oil Pipelines and Energy. At Year End and for the year then ended, Natural Gas Pipelines accounted for approximately 51 per cent of revenues and 44 per cent of our total assets, Oil Pipelines accounted for approximately 13 per cent of revenues and 23 per cent of our total assets and Energy accounted for approximately 36 per cent of revenues and 24 per cent of our total assets. The following table shows our revenues from operations by segment, classified geographically, for the years ended December 31, 2013 and 2012.

Revenues from operations (millions of dollars)	2013	2012

Natural Gas Pipelines

Canada – Domestic	$2,718	$2,294

Canada – Export(1)	598	751

United States	1,069	1,112

Mexico	112	107

	4,497	4,264

Oil Pipelines

Canada – Domestic	—	—

Canada – Export(1)	399	370

United States	725	669

	1,124	1,039

Energy(2)

Canada – Domestic	1,941	1,233

Canada – Export(1)	—	—

United States	1,235	1,471

	3,176	2,704

Total revenues(3)	$8,797	$8,007

(1)
Exports include pipeline revenues attributable to deliveries to U.S. pipelines and power deliveries to U.S. markets.

(2)
Revenues include sales of natural gas.

(3)
Revenues are attributed to countries based on country of origin of product or service.

The following is a description of each of TCPL's three main areas of operations.

16 -- TransCanada PipeLines Limited

NATURAL GAS PIPELINES BUSINESS

Our natural gas pipeline network transports natural gas to local distribution companies, power generation facilities and other businesses across Canada, the U.S. and Mexico. We also have regulated natural gas storage facilities in Michigan.

We are the operator of all of the following natural gas pipelines and regulated natural gas storage assets except for Iroquois.

	Length	Description	Effective Ownership

Canadian pipelines

NGTL System	24,522 km (15,237 miles)	Gathers and transports natural gas within Alberta and northeastern B.C., and connects with the Canadian Mainline, Foothills system and third-party pipelines	100%

Canadian Mainline	14,114 km (8,770 miles)	Transports natural gas from the Alberta/Saskatchewan border to serve eastern Canada and the U.S. northeast markets	100%

Foothills	1,241 km (771 miles)	Transports natural gas from central Alberta to the U.S. border for export to the U.S. midwest, Pacific northwest, California and Nevada	100%

Trans Québec & Maritimes (TQM)	572 km (355 miles)	Connects with Canadian Mainline near the Ontario/Québec border to transport natural gas to the Montréal to Québec City corridor, and connects with the Portland pipeline system that serves the northeast U.S.	50%

U.S. pipelines

ANR			100%
Pipeline	16,121 km (10,017 miles)	Transports natural gas from producing fields in Texas and Oklahoma, from offshore and onshore regions of the Gulf of Mexico and from the U.S. midcontinent, for delivery to the Gulf Coast region as well as Wisconsin, Michigan, Illinois, Indiana and Ohio. Connects with Great Lakes
Storage	250 Bcf	Provides regulated underground natural gas storage service from facilities located in Michigan

Bison	487 km (303 miles)	Transports natural gas from the Powder River Basin in Wyoming to Northern Border in North Dakota. We effectively own 50.2 per cent of the system through the combination of our 30 per cent direct ownership interest and our 28.9 per cent interest in TCLP	50.2%

GTN	2,178 km (1,353 miles)	Transports natural gas from the WCSB and the Rocky Mountains to Washington, Oregon and California. Connects with Tuscarora and Foothills. We effectively own 50.2 per cent of the system through the combination of our 30 per cent direct ownership interest and our 28.9 per cent interest in TCLP	50.2%

Great Lakes	3,404 km (2,115 miles)	Connects with the Canadian Mainline near Emerson, Manitoba and St Clair, Ontario, plus interconnects with ANR at Crystal Falls and Farwell in Michigan, to transport natural gas to eastern Canada, and the U.S. upper Midwest. We effectively own 67 per cent of the system through the combination of our 53.6 per cent direct ownership interest and our 28.9 per cent interest in TCLP	67%

Iroquois	666 km (414 miles)	Connects with Canadian Mainline near Waddington, New York to deliver natural gas to customers in the U.S. northeast	44.5%

North Baja	138 km (86 miles)	Transports natural gas between Arizona and California, and connects with another third-party system on the California/Mexico border. We effectively own 28.9 per cent of the system through our interest in TCLP	28.9%

Northern Border	2,265 km (1,407 miles)	Transports natural gas through the U.S. Midwest, and connects with Foothills near Monchy, Saskatchewan. We effectively own 14.5 per cent of the system through our 28.9 per cent interest in TCLP	14.5%

Portland	474 km (295 miles)	Connects with TQM near East Hereford, Québec, to deliver natural gas to customers in the U.S. northeast	61.7%

Tuscarora	491 km (305 miles)	Transports natural gas from GTN at Malin, Oregon to Nevada, and delivers gas in northeastern California and northwestern Nevada. We effectively own 28.9 per cent of the system through our interest in TCLP	28.9%

2013 Annual information form -- 17

	Length	Description	Effective Ownership

Mexican pipelines

Guadalajara	310 km (193 miles)	Transports natural gas from Manzanillo, Colima to Guadalajara, Jalisco	100%

Tamazunchale	130 km (81 miles)	Transports natural gas from Naranjos, Veracruz in east central Mexico to Tamazunchale, San Luis Potosi	100%

Under construction

Mazatlan Pipeline	413 km (257 miles)	To deliver natural gas from El Oro to Mazatlan, Sinaloa in Mexico. Will connect to the Topolobampo Pipeline at El Oro.	100%

Tamazunchale Pipeline Extension	235 km (146 miles)	To extend existing terminus of the Tamazunchale Pipeline to deliver natural gas to power generating facilities in El Sauz, Queretaro and other parts of central Mexico	100%

Topolobampo Pipeline	530 km (329 miles)	To deliver natural gas to Topolobampo, Sinaloa, from interconnects with third party pipelines in El Oro, Sinaloa and El Encino, Chihuahua in Mexico	100%

In development

Alaska LNG Pipeline	1,448 km* (900 miles)	To transport natural gas from Prudhoe Bay to LNG facilities in Nikiski, Alaska

Coastal GasLink	650 km* (404 miles)	To deliver natural gas from the Montney gas producing region at an expected interconnect on NGTL near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C.	100%

Prince Rupert Gas Transmission	750 km* (466 miles)	To deliver natural gas from North Montney gas producing region at a NGTL interconnect near Fort St. John, B.C. to the proposed Pacific Northwest LNG facility near Prince Rupert, B.C.	100%

North Montney Mainline	306 km* (190 miles)	To deliver natural gas from the North Montney gas producing region and connect to NGTL's existing Groundbirch Mainline	100%

*
Pipe lengths are estimates as final route is still under design.

Further information about our pipeline holdings, developments and opportunities and significant regulatory developments which relate to Natural Gas Pipelines can be found in the MD&A in the Natural Gas Pipelines – Results, Natural Gas Pipelines – Understanding the Natural Gas Pipelines Business and Natural Gas Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

18 -- TransCanada PipeLines Limited

OIL PIPELINES BUSINESS
Our existing crude oil pipeline infrastructure connects Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas, as well as connecting U.S. crude oil supplies from the Cushing, Oklahoma hub to refining markets in the U.S. Gulf Coast.

We are the operator of all of the following pipelines and properties.

	Length	Description	Ownership

Oil pipelines

Keystone Pipeline System (includes Gulf Coast project)	4,247 km (2,639 miles)	Transports crude oil from Hardisty, Alberta, to U.S. markets at Wood River and Patoka in Illinois, Cushing, Oklahoma, and to the U.S. Gulf Coast refining market	100%

Under construction

Cushing Marketlink Receipt Facility	Crude oil receipt facilities	To facilitate the transportation of crude oil from the market hub at Cushing, Oklahoma to the U.S. Gulf Coast refining market on facilities that form part of the Keystone Pipeline System	100%

Houston Lateral and Terminal	77 km (48 miles)	To transport crude oil from the Keystone Pipeline System to Houston, Texas	100%

Keystone Hardisty Terminal	Crude oil terminal	Crude oil terminal to be located at Hardisty, Alberta, providing western Canadian producers with new crude oil batch accumulation tankage and access to the Keystone Pipeline System	100%

In development

Bakken Marketlink Receipt Facility	Crude oil receipt facilities	To transport crude oil from the Williston Basin producing region in North Dakota and Montana to Cushing, Oklahoma on facilities that form part of Keystone XL	100%

Grand Rapids Pipeline	500 km (300 miles)	To transport crude oil and diluent between the producing area northwest of Fort McMurray, Alberta and the Edmonton/Heartland market region	50%

Keystone XL	1,897 km (1,179 miles)	Crude oil pipeline from Hardisty, Alberta to Steele City, Nebraska to expand capacity of the Keystone Pipeline System	100%

Northern Courier Pipeline	90 km (56 miles)	To transport bitumen and diluent between the Fort Hills mine site and Suncor Energy's terminal located north of Fort McMurray, Alberta	100%

Heartland Pipeline and TC Terminals	200 km (125 miles)	Terminal and pipeline facilities to transport crude oil from the Edmonton/Heartland, Alberta region to facilities in Hardisty, Alberta	100%

Energy East Pipeline	4,500 km (2,700 miles)		100%

Further information about our pipeline holdings, developments and opportunities and significant regulatory developments which relate to Oil Pipelines can be found in the MD&A in the Oil Pipelines – Results, Oil Pipelines – Understanding the Oil Pipelines business and Oil Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

REGULATION OF THE NATURAL GAS AND OIL PIPELINES BUSINESSES

Canada

Natural Gas Pipelines
The Canadian Mainline, NGTL System and most of the other Canadian pipelines owned or operated by TransCanada (collectively, the Systems) are regulated by the NEB under the National Energy Board Act (Canada). The NEB regulates the construction and operation of facilities, and the terms and conditions of services, including rates, for the Company's Canadian regulated natural gas transmission systems.

The NEB generally sets tolls that provide TransCanada the opportunity to recover costs of transporting natural gas, including the return of capital (depreciation) and return on the average investment base for each of the Systems. The decision of the NEB in March 2013 in respect of the Canadian Mainline approved the 2011 revenue requirement as filed, approved tolls charged in 2012 as final with any variance between revenues and costs deferred for recovery in future years, and set tolls for 2013 through 2017 at competitive levels, fixing tolls for some services and providing unlimited pricing discretion for others. Further information relating to the decision from the NEB regarding the Canadian Restructuring Proposal as well as the LDC Settlement can be found in the General Developments of the business –Developments in the Natural Gas Pipelines business – Canadian Mainline section above.

2013 Annual information form -- 19

New facilities on or associated with the Systems are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems. Net earnings of the Systems may be affected by changes in investment base, the allowed return on equity, and any incentive earnings.

Natural Gas Pipelines Projects
The Coastal GasLink Pipeline and the PRGT projects are being proposed and developed primarily under the regulatory regime administered by the B.C. Oil and Gas Commission (BCOGC) and the BCEAO. The BCOGC is responsible for overseeing oil and gas operations in B.C., including exploration, development, pipeline transportation and reclamation. The BCEAO is an agency that manages the review of proposed major projects in B.C., as required by the B.C. Environmental Assessment Act.

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

Oil Pipelines Projects
The Northern Courier Pipeline and Grand Rapids Pipeline are being proposed and developed primarily under the regulatory regime administered by the AER and Alberta Environment and Sustainable Resource Development (ESRD). AER approval is required to construct and operate the pipelines and associated facilities. ESRD approval is required to construct and operate a tank terminal when the project involves the storage of more than 10,000 cubic meters (62,898 barrels) of petroleum products. Pre-application activities are currently underway.

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

Oil Pipelines
The FERC also regulates the terms and conditions of service, including transportation rates, on the U.S. portion of the Keystone Pipeline System. Certain states in which Keystone Pipeline System has rights of way also regulate construction and siting of Keystone Pipeline System. The Keystone XL project remains subject to the DOS decision on TransCanada's Presidential Permit application.

Mexico

Natural Gas Pipelines
TransCanada's pipelines in Mexico are regulated by the Comisión Reguladora de Energía or Energy Regulatory Commission who approve construction of new pipeline facilities and ongoing operations of the infrastructure. Our Mexican pipelines have approved tariffs, services and related rates, however the contracts underpinning the construction and operation of the facilities are long-term negotiated fixed rate contracts. These rates are only subject to change under specific circumstances such as certain types of force majeure events or changes in law.

ENERGY BUSINESS
Our Energy business includes a portfolio of power generation assets in Canada and the U.S., and unregulated natural gas storage assets in Alberta.

We own, control or are developing generation capacity powered by natural gas, nuclear, coal, hydro, wind and solar assets. Our power business in Canada is mainly located in Alberta, Ontario and Québec. Our U.S. power business is located in New York, New England, and Arizona. The assets are largely supported by long-term contracts and some represent low cost baseload generation, while others are critically located, essential capacity.

We conduct wholesale and retail electricity marketing and trading throughout North America from our offices in Alberta, Ontario and Massachusetts to actively manage our commodity exposure and provide higher returns.

We own or control unregulated natural gas storage capacity in Alberta and regulated natural gas storage in Michigan (part of the Natural Gas Pipelines segment).

20 -- TransCanada PipeLines Limited

We are the operator of all of our Energy assets, except for the Sheerness, Sundance A and Sundance B PPAs, Cartier Wind, Bruce A and B and Portlands Energy.

	Generating capacity (MW)	Type of fuel	Description	Location	Ownership

Canadian Power
8,070 MW of power generation capacity (including facilities in development)

Western Power
2,636 MW of power supply in Alberta and the western U.S.

Bear Creek	80	natural gas	Cogeneration plant	Grand Prairie, Alberta	100%

Cancarb[1]	27	natural gas, waste heat	Facility fuelled by waste heat from an adjacent TransCanada facility that produces thermal carbon black, a by-product of natural gas	Medicine Hat, Alberta	100%

Carseland	80	natural gas	Cogeneration plant	Carseland, Alberta	100%

Coolidge[2]	575	natural gas	Simple-cycle peaking facility	Coolidge, Arizona	100%

Mackay River	165	natural gas	Cogeneration plant	Fort McMurray, Alberta	100%

Redwater	40	natural gas	Cogeneration plant	Redwater, Alberta	100%

Sheerness PPA	756	coal	PPA for entire output of facility	Hanna, Alberta	100%

Sundance A PPA	560	coal	PPA for entire output of facility	Wabamun, Alberta	100%

Sundance B PPA (Owned by ASTC3)	353[3]	coal	PPA for entire output of facility	Wabamun, Alberta	50%

Eastern Power
2,950 MW of power generation capacity (including facilities in development)

Bécancour	550	natural gas	Cogeneration plant	Trois-Rivières, Québec	100%

Cartier Wind	366[4]	wind	Five wind power projects	Gaspésie, Québec	62%

Grandview	90	natural gas	Cogeneration plant	Saint John, New Brunswick	100%

Halton Hills	683	natural gas	Combined-cycle plant	Halton Hills, Ontario	100%

Portlands Energy	275[4]	natural gas	Combined-cycle plant	Toronto, Ontario	50%

Ontario Solar	36	solar	Four solar facilities	Southern Ontario	100%

2013 Annual information form -- 21

	Generating capacity (MW)	Type of fuel	Description	Location	Ownership

Bruce Power
2,484 MW of power generation capacity through eight nuclear power units

Bruce A	1,462[4]	nuclear	Four operating reactors	Tiverton, Ontario	48.9%

Bruce B	1,022[4]	nuclear	Four operating reactors	Tiverton, Ontario	31.6%

U.S. Power
3,755 MW of power generation capacity

Kibby Wind	132	wind	Wind farm	Kibby and Skinner Townships, Maine	100%

Ocean State Power	560	natural gas	Combined-cycle plant	Burrillville, Rhode Island	100%

Ravenswood	2,480	natural gas and oil	Multiple-unit generating facility using dual fuel-capable steam turbine, combined-cycle and combustion turbine technology	Queens, New York	100%

TC Hydro	583	hydro	13 hydroelectric facilities, including stations and associated dams and reservoirs	New Hampshire, Vermont and Massachusetts (on the Connecticut and Deerfield rivers)	100%

Unregulated natural gas storage
118 Bcf of non-regulated natural gas storage capacity

CrossAlta	68 Bcf		Underground facility connected to the NGTL System	Crossfield, Alberta	100%

Edson	50 Bcf		Underground facility connected to the NGTL System	Edson, Alberta	100%

In development

Napanee	900	natural gas	Proposed combined-cycle plant	Greater Napanee, Ontario	100%

Ontario Solar	50	solar	Acquisition of five remaining solar facilities from Canadian Solar in 2014	Southern Ontario and New Liskeard, Ontario	100%

(1)
As at December 31, 2013 both the Cancarb waste heat and thermal carbon black plant were classified as Assets Held for Sale. For further information, refer to the Energy – Significant Events section of the MD&A which is incorporated by reference herein.

(2)
Located in Arizona, results reported in Canadian Power — Western Power.

(3)
We have a 50 per cent interest in ASTC, which has a PPA in place for 100 per cent of the production from the Sundance B power generating facilities.

(4)
Our share of power generation capacity.

We own or have the rights to power supply in Alberta and Arizona through three long-term PPAs, five natural gas-fired cogeneration facilities, and through Coolidge, a simple-cycle, natural gas peaking facility in Arizona.

Power purchased under long-term contracts is as follows:

	Type of contract	With	Expires

Sheerness PPA	Power purchased under a 20-year PPA	ATCO Power and TransAlta Utilities Corporation	2020

Sundance A PPA	Power purchased under a 20-year PPA	TransAlta Utilities Corporation	2017

Sundance B PPA	Power purchased under a 20-year PPA (own 50 per cent through ASTC)	TransAlta Utilities Corporation	2020

22 -- TransCanada PipeLines Limited

Power sold under long-term contracts is as follows:

	Type of contract	With	Expires

Coolidge	Power sold under a 20-year PPA	Salt River Project Agricultural Improvements & Power District	2031

We own or are developing power generation capacity in eastern Canada. All of the power produced by these assets is sold under contract.

Assets currently operating under long-term contracts are as follows:

	Type of contract	With	Expires

Bécancour[1]	20-year PPA	Hydro-Québec	2026
	Steam sold to an industrial customer.

Cartier Wind	20-year PPA	Hydro-Québec	2032

Grandview	20-year tolling agreement to buy 100 per cent of heat and electricity output	Irving Oil	2025

Halton Hills	20-year Clean Energy Supply contract	OPA	2030

Portlands Energy	20-year Clean Energy Supply contract	OPA	2029

Ontario Solar[2]	20-year Feed-in Tariff (FIT) contracts	OPA	2033

(1)
Power generation has been suspended since 2008.

(2)
We acquired four facilities in 2013 and expect to acquire the remaining five facilities in 2014.

Assets currently in development are as follows:

	Type of contract	With	Expires

Ontario Solar[1]	20-year FIT contracts	OPA	20 years from in-service date

Napanee	20-year Clean Energy Supply contract	OPA	20 years from in-service date

(1)
We acquired four facilities in 2013 and expect to acquire the remaining five facilities in 2014.

Further information about our Energy holdings and significant developments and opportunities in relation to Energy can be found in the MD&A in the Energy – Results, Energy – Understanding the Energy business and Energy – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

2013 Annual information form -- 23

General

EMPLOYEES
At Year End, TCPL had 5,551 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary	2,736

Western Canada (excluding Calgary)	531

Eastern Canada	287

Houston	569

U.S. Midwest	477

U.S. Northeast	437

U.S. Southeast/Gulf Coast (excluding Houston)	304

U.S. West Coast	81

Mexico and South America	129

Total	5,551

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION AND SOCIAL POLICIES
The Health, Safety and Environment committee of TCPL's Board of Directors (the Board) monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•
Planning: risk and regulatory assessment, objectives and targets, and structure and responsibility
•
Implementing: development and implementation of programs, plans, procedures and practices aimed at operational risk management
•
Reporting: document and records management, communication and reporting, and
•
Action: ongoing audit and review of HSE performance.

The committee reviews HSE performance quarterly with comparison to previously set targets and takes into account incidents and highlights of performance during the relevant quarter, and reviews programs, plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, asset integrity, operational risk issues, personnel security and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review being conducted by management.

Environmental policies
TCPL's facilities are subject to federal, state, provincial, and local environmental statutes and regulations governing environmental protection, including, but not limited to, air emissions and GHG emissions, water quality, wastewater discharges and waste management. Such laws and regulations generally require facilities to obtain or comply with a wide variety of environmental registrations, licences, permits and other approvals and requirements. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial requirements and/or the issuance of orders respecting future operations. We have implemented inspection and audit programs designed to keep all of our facilities in compliance with environmental requirements.

Safety and asset integrity
As one of TCPL's priorities, safety is an integral part of the way our employees work. Since 2008, we have sustained year over year improvement in our safety performance. Overall, TCPL's incident frequency rates in 2013 continued to exceed most industry benchmarks.

The safety and integrity of our existing and newly developed infrastructure is also a top priority. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought in service only after all necessary requirements have been satisfied. Our safety record in 2013 continued to exceed industry benchmarks.

24 -- TransCanada PipeLines Limited

TCPL routinely conducts emergency response exercises to help ensure effective coordination between the Company, local emergency responders, regulatory agencies and members of the public in the event of an emergency. It also facilitates improving our emergency preparedness and response program and procedures.

Social Policies
TCPL has a number of policies, guiding principles and practices in place to help manage Aboriginal and other stakeholder relations. We have adopted a Code of business ethics (Code) which applies to all employees, officers and directors as well as contract workers of TCPL and its wholly-owned subsidiaries and operated entities in countries where we conduct business. The Code is based on the Company's four core values of integrity, collaboration, responsibility and innovation, which guide the interaction between and among the Company's employees and contractors, and serve as a standard for us in our dealings with all stakeholders.

Our approach to stakeholder engagement is based on building relationships, mutual respect and trust while recognizing the unique values, needs and interests of each community. Our stakeholder relations framework provides the structure to guide our teams' behavior and actions, so they understand their responsibility and extend respect, courtesy and the opportunity to respond to every stakeholder.

We strive for continuous improvement in how we navigate the interconnections and complexity of environmental, social and economic issues related to our business. These issues are of great importance to our stakeholders, and have an impact on our ability to build and operate energy infrastructure.

Risk factors

A discussion of our risk factors can be found in the MD&A in the Natural Gas Pipelines – Business Risks, Oil Pipelines – Business Risks, Energy – Business Risks and Other information – Risks and risk management sections, which sections of the MD&A are incorporated by reference into this AIF.

Dividends

All of TCPL's common shares are held by TransCanada and as a result, any dividends declared by TCPL on its common shares are paid to TransCanada. TCPL's Board has not adopted a formal dividend policy. The Board reviews the financial performance of TCPL quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, TransCanada's payment of dividends is primarily funded from dividends it receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to TransCanada and our preferred shareholders, if any, under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on TransCanada's ability to declare and pay dividends, on its common and preferred shares. In the opinion of TCPL management, such provisions do not currently restrict or alter TCPL's ability to declare or pay dividends.

The holders of TCPL's cumulative redeemable first preferred shares, series Y (the Series Y preferred shares) are entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share, payable quarterly. In January 2014, we announced the redemption of Series Y preferred shares at a price of $50 per share plus $0.2455 representing accrued and unpaid dividends. The total face value of the outstanding Series Y Shares was $200 million and such shares carried an aggregate of $11.2 million in annualized dividends.

Prior to the redemption of TCPL's cumulative redeemable first preferred shares series U (the Series U preferred shares) on October 15, 2013, the holders of the Series U preferred shares were also entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share.

The dividends declared per share on TCPL's respective common shares, Series U preferred shares, and Series Y preferred shares during the past three completed financial years are set out in the following table.

	2013	2012	2011

Dividends declared on common shares(1)	$1.74	$1.68	$1.75

Dividends declared on Series Y preferred shares	$2.80	$2.80	$2.80

Dividends declared on Series U preferred shares(2)	$1.99	$2.80	$2.80

(1)
TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

(2)
Redeemed October 15, 2013.

2013 Annual information form -- 25

Description of capital structure

SHARE CAPITAL

TCPL's authorized share capital consists of an unlimited number of common shares, of which 757,241,389 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. There were 4,000,000 Series Y preferred shares issued and outstanding at Year End. The following is a description of the material characteristics of each of these classes of shares.

Common shares
As the holder of all of TCPL's common shares, TransCanada holds all the voting rights in and dividend rights on those common shares.

Series Y preferred shares
Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class have, among others, the provisions described below.

The holders of the Series Y preferred shares are entitled to receive dividends as set out above under Dividends.

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

In January 2014, we announced the redemption of Series Y preferred shares at a price of $50 per share plus $0.2455 representing accrued and unpaid dividends. The total face value of the outstanding Series Y Shares was $200 million and such shares carried an aggregate of $11.2 million in annualized dividends.

Except as provided by the CBCA or as referred to below, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders' meetings unless and until TCPL fails to pay, in the aggregate, six quarterly dividends on the Series Y preferred shares.

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

Debt

The following table sets out the issuances by TCPL of U.S. dollar denominated senior unsecured notes and Canadian dollar denominated medium term unsecured note debentures with terms to maturity in excess of one year, during the 12 months ended December 31, 2013.

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price

January 15, 2013	US$998.23	US$748,672,500

July 3, 2013	US$1,000.00	US$500,000,000

July 19, 2013	$999.92	$449,964,000

July 19, 2013	$995.21	$298,563,000

October 7, 2013	US$993.71	US$621,068,750

October 7, 2013	US$992.91	US$620,568,750

February 28, 2014	US$995.48	US$1,244,350,000

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

26 -- TransCanada PipeLines Limited

Credit ratings

The following table sets out the current credit ratings assigned to those outstanding classes of securities of the Company and TCPL which have been rated by DBRS Limited (DBRS), Moody's Investors Service, Inc. (Moody's) and Standard & Poors (S&P):

	DBRS	Moody's	S&P

Senior unsecured debt
Debentures	A (low)	A3	A-
Medium-term notes	A (low)	A3	A-

Junior subordinated notes	BBB	Baa1	BBB

Preferred shares	Pfd-2 (low)	Baa2	P-2

Commercial paper	R-1 (low)	–	A-2

Trending/rating outlook	Stable	Stable	Stable

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

Each of TransCanada and TCPL paid fees to each of DBRS, Moody's and S&P for the credit ratings rendered their outstanding classes of securities noted above. Other than annual monitoring fees for TransCanada and TCPL and their rated securities, no additional payments were made to DBRS, Moody's and S&P in respect of any other services provided to us during the past two years.

The information concerning our credit ratings relates to our financing costs, liquidity and operations. The availability of our funding options may be affected by certain factors, including the global capital market environment and outlook as well as our financial performance. Our access to capital markets at competitive rates is dependent on our credit rating and rating outlook, as determined by credit rating agencies such as DBRS, Moody's and S&P, and if our ratings were downgraded our financing costs and future debt issuances could be unfavorably impacted. A description of the rating agencies' credit ratings listed in the table above is set out below.

DBRS
DBRS has different rating scales for short- and long-term debt and preferred shares. High or low grades are used to indicate the relative standing within all rating categories other than AAA and D and other than in respect of DBRS' ratings of commercial paper and short-term debt, which utilize high, middle and low subcategories for its R-1 and R-2 rating categories. In respect of long-term debt and preferred share ratings, the absence of either a high or low designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to TCPL's short-term debt is in the third highest of ten rating categories and indicates good credit quality. The capacity for payment of short-term financial obligations as they fall due is substantial. The overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. The A (low) rating assigned to TCPL's senior unsecured debt is in the third highest of ten categories for long-term debt. Long-term debt rated A is good credit quality. The capacity for the payment of interest and principal is substantial, but of lesser credit quality than that of AA rated securities. Long-term debt rated A may be vulnerable to future events but qualifying negative factors are considered manageable. The BBB rating assigned to junior subordinated notes is in the fourth highest of the ten categories for long-term debt. Long- term debt rated BBB is of adequate credit quality. The capacity for the payment of interest and principal is considered acceptable, but it may be vulnerable to future events. The Pfd-2 (low) rating assigned to TCPL's and TransCanada's preferred shares is in the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. In general, Pfd-2 ratings correspond with companies whose long-term debt is rated in the A category.

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

2013 Annual information form -- 27

Obligations rated Baa are subject to moderate credit risk, are considered medium-grade, and as such, may possess certain speculative characteristics.

S&P
S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL's senior unsecured debt is in the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. As guarantor of a U.S. subsidiary's commercial paper program, TCPL has been assigned a commercial paper rating of A-2 which is the second highest of eight rating categories for short-term debt issuers. Short-term debt issuers rated A-2 have satisfactory capacity to meet their financial commitments, however they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category; however, the capacity to meet all financial commitments remains satisfactory. The BBB and P-2 ratings assigned to TCPL's junior subordinated notes and TCPL's and TransCanada's preferred shares exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Market for securities

TransCanada holds all of the common shares of TCPL and these are not listed on a public market. During 2012 and 2013 to date, 13,663,868 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL Common Shares	Price per TCPL Common Share	Aggregate Issuance Price

January 30, 2012	6,509,161	$41.48	$269,000,000

January 17, 2013	7,154,707	$48.22	$345,000,000

March 25, 2013	3,104,212	$49.61	$154,000,000

November 4, 2013	8,474,576	$47.20	$400,000,000

January 20, 2014	9,053,497	$48.60	$440,000,000

TCPL's Series Y preferred shares are listed on the TSX under the symbol TCA.PR.Y, which will be redeemed on March 5, 2014 at a price of $50 per share plus $0.2455 representing accrued and unpaid dividends. TCPL's Series U preferred shares were listed on the TSX under the symbol TCA.PR.X until their redemption on October 15, 2013.

SERIES U PREFERRED SHARES AND SERIES Y PREFERRED SHARES

	Series U (TCA.PR.X)				Series Y (TCA.PR.Y)

Month	High ($)	Low ($)	Close ($)	Volume Traded	High ($)	Low ($)	Close ($)	Volume Traded

December 2013	–	–	–	–	$50.50	$49.71	$49.85	83,846

November 2013	–	–	–	–	$50.47	$50.12	$50.26	54,495

October 2013	$50.60	$50.54	$50.56	23,177	$50.32	$49.66	$50.20	55,215

September 2013	$50.60	$48.59	$50.53	900,300	$50.69	$48.85	$49.86	54,314

August 2013	$50.29	$47.02	$49.10	54,733	$50.45	$48.10	$49.15	49,888

July 2013	$50.22	$49.49	$50.19	36,528	$50.23	$49.90	$50.02	107,214

June 2013	$50.80	$49.70	$49.90	42,967	$51.03	$49.85	$49.98	54,370

May 2013	$51.06	$50.54	$50.70	47,008	$51.48	$50.74	$50.95	63,103

April 2013	$51.05	$50.46	$50.90	40,609	$51.85	$50.79	$51.20	37,508

March 2013	$51.79	$50.55	$51.01	43,088	$52.48	$51.51	$51.94	49,268

February 2013	$52.04	$50.61	$51.15	89,555	$52.94	$52.05	$52.20	82,717

January 2013	$52.19	$51.58	$51.71	38,797	$52.90	$52.25	$52.90	128,629

28 -- TransCanada PipeLines Limited

Directors and officers

As of March 5, 2014, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 452,965 common shares of TransCanada. This constitutes less than one per cent of TransCanada's common shares. The Company collects this information from our directors and officers but otherwise we have no direct knowledge of individual holdings of TransCanada's securities.

DIRECTORS

The following table sets forth the names of the directors who serve on the Board, as of March 5, 2014 (unless otherwise indicated), together with their jurisdictions of residence, all positions and offices held by them with TCPL, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TransCanada and, prior to the Arrangement, with TCPL. Positions and offices held with TCPL are also held by such person at TransCanada. Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

Name and place of residence	Principal occupation during the five preceding years	Director since

Kevin E. Benson Calgary, AB Canada	Corporate director. Director, Calgary Airport Authority from January 2010 to December 2013. President and Chief Executive Officer, Laidlaw International, Inc. from June 2003 to October 2007.	2005

Derek H. Burney(1), O.C. Ottawa, ON Canada	Senior strategic advisor, Norton Rose Fulbright (law firm). Chairman, Gardaworld International's (risk management and security services) Advisory Board since April 2008. Advisory Board member, Paradigm Capital Inc. (investment dealer) since May 2011. Chair, Canwest Global Communications Corp. (media and communications) from August 2006 (director since April 2005) to October 2010.	2005

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, QC Canada	Senior Partner, Stein Monast L.L.P. (law firm). Director, Metro Inc. (food retail) since January 2001, Royal Bank of Canada (chartered bank) since October 1991 and the Fondation du Musée national des beaux-arts du Québec. Director, Institut Québecois des Hautes Études Internationales, Laval University from August 2002 to June 2009, RBC Dexia Investors Trust until October 2011 and Care Canada from October 2010 to December 2011.	2002

Russell K. Girling Calgary, AB Canada	President and Chief Executive Officer, TransCanada since July 2010. Chief Operating Officer from July 2009 to June 2010 and President, Pipelines from June 2006 to June 2010. Director, Agrium Inc. (agricultural) since May 2006.	2010

S. Barry Jackson Calgary, AB Canada	Corporate director. Chair of the Board, TransCanada since April 2005. Director, WestJet Airlines Ltd. (airline) since February 2009 and Laricina Energy Ltd. (oil and gas, exploration and production) since December 2005. Director, Nexen Inc. (Nexen) (oil and gas, exploration and production) from 2001 to June 2013, Chair of the board, Nexen from 2012 to June 2013.	2002

Paula Rosput Reynolds Seattle, WA U.S.A.	President and Chief Executive Officer, PreferWest, LLC (business advisory group) since October 2009. Director, Anadarko Petroleum Corporation (oil and gas, exploration and production) since August 2007, Delta Air Lines, Inc. (airline) since August 2004 and BAE Systems plc. (aerospace, defence, information security) since April 2011. Vice-Chair and Chief Restructuring Officer, American International Group Inc. (insurance and financial services) from October 2008 to September 2009.	2011

John Richels(2) Nichols Hills, OK U.S.A.	President and Chief Executive Officer, Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) since 2010 (President since 2004). Director, Devon since 2007 and BOK Financial Corp. (financial services) since 2013. Chairman, American Exploration and Production Council since May 2012. Former Vice-Chairman of the board of governors, Association of Petroleum Producers.	2013

Mary Pat Salomone(3)(4) Bonita Springs, FL U.S.A.	Corporate director. Senior Vice-President and Chief Operating Officer, The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Manager Business Development from 2009 to 2010 and Manager, Strategic Acquisitions from 2008 to 2009, Babcock & Wilcox Nuclear Operations Group Inc. (B&W Nuclear). Director, United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012.	2013

W. Thomas Stephens(5) Greenwood Village, CO U.S.A.	Corporate director. Trustee, Putnam Mutual Funds. Chair and Chief Executive Officer, Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. Director, Boise Inc. from February 2008 to April 2010.	2007

2013 Annual information form -- 29

Name and place of residence	Principal occupation during the five preceding years	Director since

D. Michael G. Stewart Calgary, AB Canada	Corporate director. Director, Pengrowth Energy Corporation (oil and gas, exploration and production) since December 2010, Canadian Energy Services & Technology Corp. (chemical, oilfield services) since January 2010 and Northpoint Resources Ltd. (oil and gas, exploration and production) since July 2013. Director, C&C Energia Ltd. (oil and gas) from May 2010 to December 2012 and Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010. Director, Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010. Director, Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009.	2006

Richard E. Waugh Toronto, ON Canada	Corporate director. Former Deputy Chairman, President and Chief Executive Officer, The Bank of Nova Scotia (Scotiabank) (chartered bank) until January 2014.(6) Director, Catalyst Inc. (non-profit) from February 2007 to November 2013 and Chair, Catalyst Canada Advisory Board from February 2007 to October 2013.	2012

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

(2)
Mr. Richels joined the Board effective June 19, 2013.

(3)
Ms. Salomone joined the Board effective February 12, 2013.

(4)
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

(5)
Mr. Stephens previously served on the Board from 2000 to 2005.

(6)
Mr. Waugh was President and Chief Executive Officer of Scotiabank until November 2013 where he then served as Deputy Chairman and director of Scotiabank until January 31, 2014.

BOARD COMMITTEES
TCPL has four committees of the Board, which are the same committees and are comprised of the same memberships as TransCanada: the Audit committee, the Governance committee, the Health, Safety and Environment committee and the Human Resources committee. The voting members of each of these committees, as of March 5, 2014, are identified below. Mr. Burney was appointed as the Chair of the Governance committee at the first Governance Committee meeting held in 2013, effective February 11, 2013. Mr. Stewart was appointed Chair of the Health, Safety and Environment committee effective April 26, 2013.

Director	Audit committee	Governance committee	Health, Safety and Environment committee	Human Resources committee

Kevin E. Benson	Chair	✓

Derek H. Burney	✓	Chair

Paule Gauthier			✓	✓

S. Barry Jackson		✓		✓

Paula Rosput Reynolds			✓	✓

John Richels		✓		✓

Mary Pat Salomone	✓		✓

W. Thomas Stephens			✓	Chair

D. Michael G. Stewart	✓		Chair

Richard E. Waugh	✓	✓

Information about the Audit committee can be found in this AIF under the heading Audit committee.

30 -- TransCanada PipeLines Limited

OFFICERS
All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada. Unless otherwise indicated, references to positions and offices held with TCPL are also held by such person at TransCanada. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

Name	Present position held	Principal occupation during the five preceding years

Russell K. Girling	President and Chief Executive Officer	Prior to July 2010, Chief Operating Officer since July 2009 and President, Pipelines since June 2006.

Wendy L. Hanrahan	Executive Vice-President, Corporate Services	Prior to May 2011, Vice-President, Human Resources since January 2005.

Karl R. Johannson	Executive Vice-President and President, Natural Gas Pipelines	Prior to November 2012, Senior Vice-President, Canadian and Eastern U.S. Pipelines. Prior to January 2011, Senior Vice-President, Power Commercial since January 2006.

Dennis J. McConaghy(1)	Executive Vice-President	Prior to March 2014, Executive Vice-President, Corporate Development since July 2010. Prior to July 2010, Executive Vice-President, Pipeline Strategy and Development since May 2006.

Donald R. Marchand	Executive Vice-President and Chief Financial Officer	Prior to July 2010, Vice-President, Finance and Treasurer since September 1999.

Alexander J. Pourbaix	Executive Vice-President and President, Development	Prior to March 2014, President, Energy and Oil Pipelines. Prior to July 2010, President, Energy. Prior to July 2010, Executive Vice-President, Corporate Development since July 2009 and President, Energy since June 2006.

James M. Baggs	Executive Vice-President, Operations and Engineering	Prior to March 2014, Senior Vice-President, Operations and Engineering. Prior to June 2012, Vice-President, Operations and Engineering. Prior to July 2009, Vice-President, Field Operations and Engineering since June 2006 (TCPL).

Kristine L. Delkus	Executive Vice-President, General Counsel and Chief Compliance Officer	Prior to March 2014, Senior Vice-President, Pipelines Law and Regulatory Affairs. Prior to June 2012, Deputy General Counsel, Pipelines and Regulatory Affairs since September 2006 (TCPL).

Paul E. Miller	Executive Vice-President and President, Liquids Pipelines	Prior to March 2014, Senior Vice-President, Oil Pipelines. Prior to December 2010, Vice-President, Oil Pipelines. Prior to July 2010, Vice-President, Keystone Pipeline since May 2008 (TCPL).

William C. Taylor	Executive Vice-President and President, Energy	Prior to March 2014, Senior Vice-President, US and Canadian Power. Prior to May 2013, Senior Vice-President, Eastern Power. Prior to July 2010, Vice-President and General Manager, U.S. Northeast Power since May 2008 (TCPL).

Corporate officers

Name	Present position held	Principal occupation during the five preceding years

Sean M. Brett	Vice-President and Treasurer	Prior to July 2010, Vice-President, Commercial Operations of TC PipeLines GP, Inc., and Director, LP Operations of TCPL. Prior to December 2009, Director, Joint Venture Management, Keystone Pipeline Project of TCPL since December 2008.

Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation since April 2002.

Joel E. Hunter	Vice-President, Finance	Prior to July 2010, Director, Corporate Finance since January 2008.

Christine R. Johnston	Vice-President, Law and Corporate Secretary	Prior to March 2012, Vice-President, Finance Law. Prior to January 2010, Vice-President, Corporate Development Law. Prior to September 2009, Associate General Counsel, Corporate Development and Finance Law since September 2005.

Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management since October 2001.

G. Glenn Menuz	Vice-President and Controller	Vice-President and Controller since June 2006.

CONFLICTS OF INTEREST
Directors and officers of TransCanada and its subsidiaries are required to disclose any existing or potential conflicts in accordance with TransCanada policies governing directors and officers and in accordance with the CBCA. Further information regarding our policies related to conflicts of interest can be found at Schedule B to this AIF under the headings Board characteristics – Independence – Serving on other boards and Governance philosophy – Conflicts of interest.

2013 Annual information form -- 31

Corporate governance

Information about TCPL's corporate governance, including the Company's Board committees and their charters, can be found at Schedule B to this AIF, which is excerpted from TransCanada's Management Information Circular dated February 19, 2014 (TransCanada's Circular).

Audit committee

The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements. It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors. The charter of the Audit committee can be found in Schedule C of this AIF.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the Audit committee as of March 5, 2014 are Kevin E. Benson (Chair), Derek H. Burney, Mary Pat Salomone, D. Michael G. Stewart and Richard E. Waugh. Ms. Salomone and Mr. Waugh were appointed members of the Audit committee effective February 12, 2013 and February 1, 2014, respectively.

The Board believes that the composition of the Audit committee reflects a high level of financial literacy and expertise. Each member of the Audit committee has been determined by the Board to be independent and financially literate within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Benson and Mr. Waugh are Audit Committee Financial Experts as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit committee. The following is a description of the education and experience, apart from their respective roles as directors of TransCanada, of each member of the Audit committee that is relevant to the performance of his responsibilities as a member of the Audit committee.

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

Derek H. Burney
Mr. Burney earned a Bachelor of Arts (Honours) and Master of Arts from Queen's University. He is currently a senior advisor at Norton Rose Fulbright. He previously served as President and Chief Executive Officer of CAE Inc. and as Chair and Chief Executive Officer of Bell Canada International Inc. Mr. Burney was the lead director at Shell Canada Limited until May 2007 and was the Chair of Canwest Global Communications Corp. until October 2010. He has served on one other organization's audit committee, and has participated in Financial Reporting Standards Training offered by KPMG.

Mary Pat Salomone
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University's Fuqua School of Business in 2011. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of B&W until June 2013. She previously held a number of senior roles with B&W Nuclear, including serving as the Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009, and served as President and Chief Executive Officer of Marine Mechanical Corporation 2001 through 2007, which B&W acquired in 2007.

D. Michael G. Stewart
Mr. Stewart earned a Bachelor of Science in Geological Sciences with First Class Honours from Queen's University. He has served and continues to serve on the boards of several public companies and other organizations and on the audit committee of certain of those boards. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. including Executive Vice-President, Business Development. He has also been active in the Canadian energy industry for over 40 years.

Richard E. Waugh
Mr. Waugh holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and a Master of Business Administration from York University. He is a Fellow of the Institute of Canadian Bankers and has been awarded Honorary Doctor of Laws degrees from

32 -- TransCanada PipeLines Limited

York University and Assumption University. Mr. Waugh was Deputy Chairman and a director of Scotiabank. Starting as a branch employee in 1970, he worked in increasingly senior roles at Scotiabank including President from January 2003 to October 2012 and Chief Executive Officer from December 2003 to November 2013. Mr. Waugh also serves on the boards of a number of private and non-profit corporations.

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

To date, all non-audit services have been pre-approved by the Audit committee in accordance with the pre-approval policy described above.

EXTERNAL AUDITOR SERVICE FEES

The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2013	2012

Audit fees • audit of the annual consolidated financial statements • services related to statutory and regulatory filings or engagements • review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents	$6.4	$5.7

Audit-related fees • services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans	0.2	0.1

Tax fees • Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings	0.7	0.5

All other fees • review of information system design procedures • services related to vendor analytics and environmental compliance credits	—	0.6

Total fees	$7.3	$6.9

Loans to directors and executive officers

As of the date of this AIF, none of our directors or executives had any loans from TCPL or any of our subsidiaries. This is also true for:

•
former executives or directors of TCPL or any of our subsidiaries
•
this year's nominated directors, and
•
any associate of a director, executive officer or nominated director.

None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TCPL or any of our subsidiaries.

Securities owned by directors

The table below shows the total value as of March 5, 2014 of each director's shares and deferred share units (DSUs) of TransCanada or shares of our affiliates outstanding at the end of 2013, including the DSUs credited as dividend equivalents until January 31, 2014.

2013 Annual information form -- 33

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

Director	TransCanada Common Shares	TransCanada Deferred Share Units

K. Benson	13,000	53,253

D. Burney	7,040	44,478

P. Gauthier	1,958	53,988

R. Girling	1,193,872	—

S.B. Jackson	39,000	104,007

P. Rosput Reynolds	2,500	7,290

J. Richels	—	2,625

M.P. Salomone	—	2,019

W. T. Stephens	1,800	21,304

D.M.G. Stewart	14,874	21,786

R.E. Waugh	29,150	8,795

Notes

•
Refer to the Compensation of directors section below for further information regarding the compensation of TransCanada's directors.
•
Mr. Girling is an employee of TCPL and participates in the Company's executive share unit program. He does not participate in the DSU program. Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through exercise of stock options that are vested under the stock option plan, which is described in Schedule D to this AIF under the heading Compensation – Executive compensation. Directors as such do not participate in the stock option plan. Mr. Girling, as an employee of TCPL, has the right to acquire 1,059,850 TransCanada common shares under vested stock options, which amount is included in this chart.
•
Mr. Girling's holdings include 4,000 shares held by his wife.
•
Mr. Stewart's holdings include 1,197 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

Compensation of directors

Information relating to the compensation of directors, including information regarding compensation paid by TCPL to directors in 2013, the Company's minimum share ownership guidelines and TransCanada's share unit plan for non-employee directors, is provided in Schedule D to this AIF under the heading Compensation – Director compensation, which is excerpted from TransCanada's Circular.

Executive compensation

Information relating to TCPL's compensation governance is provided in Schedule D to this AIF under the heading Compensation – Compensation governance, which is excerpted from TransCanada's Circular. Information relating to TCPL's executive compensation is provided in Schedule D to this AIF under the heading Compensation – Executive compensation, which is excerpted from TransCanada's Circular.

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

34 -- TransCanada PipeLines Limited

Transfer agent and registrar

TCPL's transfer agent and registrar is Computershare Trust Company of Canada with its Canadian transfer facilities in the cities of Vancouver, Calgary, Toronto, Halifax and Montréal.

Interest of experts

TCPL's auditors, KPMG LLP, have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and also that they are independent accountants with respect to TransCanada under all relevant U.S. professional and regulatory standards.

Additional information

1.
Additional information in relation to TCPL may be found under TCPL's profile on SEDAR (www.sedar.com).

2.
Additional financial information is provided in TCPL's audited consolidated financial statements and MD&A for its most recently completed financial year.

2013 Annual information form -- 35

Glossary

Units of measure

Bbl/d	Barrel(s) per day
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
GWh	Gigawatt hours
MMcf/d	Million cubic feet per day
MW	Megawatt(s)
MWh	Megawatt hours

General terms and terms related to our operations

bitumen	A thick, heavy oil that must be diluted to flow (also see: diluent). One of the components of the oil sands, along with sand, water and clay
Canadian Restructuring Proposal	Canadian Mainline business and services restructuring proposal and 2012 and 2013 Mainline final tolls application
cogeneration facilities (or plant)	Facilities that produce both electricity and useful heat at the same time
diluent	A thinning agent made up of organic compounds. Used to dilute bitumen so it can be transported through pipelines
Eastern Triangle	Canadian Mainline region between North Bay, Toronto and Montréal
FIT	Feed-in tariff
force majeure	Unforeseeable circumstances that prevent a party to a contract from fulfilling it
GHG	Greenhouse gas
HSE	Health, safety and environment
LNG	Liquefied natural gas
OM&A	Operating, maintenance and administration
PPA	Power purchase arrangement or agreement
WCSB	Western Canada Sedimentary Basin

Accounting terms

AFUDC	Allowance for funds used during construction
AOCI	Accumulated other comprehensive (loss)/income
ARO	Asset retirement obligations
ASU	Accounting Standards Update
DRP	Dividend reinvestment plan
EBIT	Earnings before interest and taxes
EBITDA	Earnings before interest, taxes, depreciation and amortization
FASB	Financial Accounting Standards Board (U.S.)
OCI	Other comprehensive (loss)/income
RRA	Rate-regulated accounting
ROE	Rate of return on common equity
GAAP	U.S. generally accepted accounting principles

Government and regulatory bodies terms

CFE	Comisión Federal de Electricidad (Mexico)
CRE	Comisión Reguladora de Energia, or Energy Regulatory Commission (Mexico)
DOS	Department of State (U.S.)
FERC	Federal Energy Regulatory Commission (U.S.)
IEA	International Energy Agency
ISO	Independent System Operator
LMCI	Land Matters Consultation Initiative (Canada)
NEB	National Energy Board (Canada)
OPA	Ontario Power Authority (Canada)
RGGI	Regional Greenhouse Gas Initiative (northeastern U.S.)
SEC	U.S. Securities and Exchange Commission

36 -- TransCanada PipeLines Limited

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

2013 Annual information form -- 1

Schedule B

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	24

	Board characteristics	25
	Governance philosophy	27
	Role and responsibilities of the Board	29
	Orientation and education	34
	Board effectiveness and director assessment	36
	Engagement	40
	Communicating with the Board	41
	Shareholder proposals	41
	Board committees	42

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

24 -- TransCanada PipeLines Limited

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•
an independent, non-executive Chair
•
an effective board size
•
all directors except our CEO are independent
•
knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
•
qualified directors who can make a meaningful contribution to the Board and the development of our business
•
significant share ownership requirements to align the directors' interests with those of our shareholders, and
•
annual assessments of Board, Chair, committee and director effectiveness.

Size and composition
TransCanada's articles state that the Board must have 10 to 20 directors. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

Board Diversity

Each year, the Governance committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our long-term strategy and ongoing business operations. The review takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation.

About Diversity

"TransCanada is committed to encouraging diversity across the Company, including the Board of directors. Ensuring a broad representation on our Board is not just something that is nice to have, it is essential. We recognize that having people with different viewpoints and backgrounds enhances our decision-making; helping to keep it informed and effective."

 - S. Barry Jackson, Chair of the Board of Directors

2013 Annual information form -- 25

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in NI 58-101, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.

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

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or crude oil through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of Interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have an interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 12 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2013, the independent directors met separately before and at the end of every Board meeting.

Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

26 -- TransCanada PipeLines Limited

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

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate Board committee. There were no material departures from the Code in 2013.

The Code is posted on our website (www.transcanada.com).

2013 Annual information form -- 27

Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director's ability to act in our best interests. Throughout the year, if a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.

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

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2013 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

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

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 19, 2014, all of our directors who have served for at least five years meet the share ownership requirements. For three of the more recent appointments to the Board, the chart below lists the director, the date of their appointment and the date by which they must meet the share ownership requirements.

Director	Date appointed	Share ownership requirements deadline

Ms. Reynolds	November 30, 2011	November 30, 2016

Ms. Salomone	February 12, 2013	February 12, 2018

Mr. Richels	June 19, 2013	June 19, 2018

See Aligning the interests of directors and shareholders on page 56 and Aligning the interests of executives and shareholders on page 74 for more information.

28 -- TransCanada PipeLines Limited

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board's primary responsibilities are to foster TransCanada's long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.

The Board's main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.

The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.

The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair's role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.

Charters and position descriptions
The Board and each Board committee have adopted a charter that outlines its principal responsibilities.

They review the charters every year to ensure they reflect current developments in corporate governance and corporate best practices, and approve any necessary changes.

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

2013 Annual information form -- 29

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

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a full day session on strategic planning every year and sessions on strategic matters throughout the year. See Meeting attendance on page 23 for more information about the meetings held in 2013 and Orientation and education on pages 34 and 35 for more information about the strategic issues and planning sessions attended by Board members in 2013.

30 -- TransCanada PipeLines Limited

Risk oversight

Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.

A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada's ability to meet or support its business, operational or strategic objectives.

TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, 'top-of-mind' concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada's risk parameters and risk tolerance.

All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establish clear accountabilities to the Board, committee and executives responsible for specific oversight of each risk.

Our risks are categorized according to these main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

The Governance committee oversees our risk management process. The committee reviews TransCanada's 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective Board committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board's determination of whether to approve projects or pursue opportunities.

Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.

Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2013 AIF and the 2013 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2013 Annual information form -- 31

Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust process with appropriate expertise, attention and diligence given to each key business risk. Generally, the Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational safety, security personnel and environmental risks. The committees update the Board on their risk oversight activities regularly.

The Audit committee oversees management's role in monitoring compliance with risk management policies and procedures and reviewing the adequacy of our financial risk management. Our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance. Risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups. In addition, the committee also oversees cybersecurity and its related risks to TransCanada.

The Health, Safety and Environment committee monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues and is used to capture, organize and document our related policies, programs and procedures.

Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•
Planning:  risk and regulatory assessment, objectives and targets, and structure and responsibility
•
Implementing:  development and implementation of programs, plans, procedures and practices aimed at operational risk management
•
Reporting:  document and records management, communication and reporting, and
•
Action:  ongoing audit and review of HSE performance.

The committee reviews HSE performance quarterly with comparison to previously set targets and takes into account incidents and highlights of performance during the relevant quarter, and reviews programs, plans and performance targets for subsequent years. It receives detailed reports on our operational risk management, including governance of these risks, operational performance and preventive maintenance, asset integrity, operational risk issues, personnel security and applicable legislative developments. The committee also receives updates on any specific areas of operational risk management review being conducted by management.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and all members of the Board also typically have a separate site visit each year.

See Compensation governance starting on page 47 for more information about how we manage our compensation risk.

32 -- TransCanada PipeLines Limited

Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position typically occurs over several years so potential candidates can grow into the role. It includes ongoing analysis of each potential candidate's performance, skills and experience, and an assessment of the personal attributes and characteristics that the Board believes are necessary for the role.

The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the individual's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets with each executive at least twice a year, and more informally as necessary, to discuss progress on his or her development plan.

The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.

Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations.

The Board encourages the executive leadership team to include key managers in Board meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

2013 Annual information form -- 33

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2013 program included site visits and sessions on strategic issues.

We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team and with the Vice-President, Corporate Development and Strategy for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.

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

The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors.

Continuing education helps strengthen a director's knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.

We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

34 -- TransCanada PipeLines Limited

2013 director education program

Date	Topic	Presented/hosted by	Attended by

January 10	Corporate strategy and the board	Institute of Corporate Directors	D. Michael G. Stewart (panelist)

February 11	Strategic issues session – portfolio management	Executive Vice-President, Corporate Development	All directors

February 26	Reputation risk	Women Corporate Directors (Charlotte, NC chapter)	Mary Pat Salomone

March 19	Social business and its impact on your company	National Association of Corporate Directors (Carolinas chapter event)	Mary Pat Salomone

April 9	Board's role in mergers and acquisition transactions	Institute of Corporate Directors	Barry S. Jackson

June 17-18	Strategic planning session – a number of topics related to the direction of overall corporate strategy	Executive Leadership Team, led by Executive Vice-President, Corporate Development	All directors
	Commodity fundamentals and macroeconomic forces affecting TransCanada	Samantha Gross and Jackie Forrest, IHS CERA	All directors

September 10	Tour of proposed Energy East terminal facility near Saint John, New Brunswick	Irving Oil Executives	All directors (except John Richels)

October 9	Site visit to Cushing Terminal and Pump Station near Oklahoma City, Oklahoma	Executive Vice-President, Operations and Major Projects	Health, Safety and Environment committee

October 13-15	Board leadership conference (including extended session on leadership practices for audit committee effectiveness and identification of emerging risks)	National Association of Corporate Directors	Mary Pat Salomone

October 22	Shareholder activism	Institute of Corporate Directors	D. Michael G. Stewart

November 4	Aboriginal relations	Vice-President, Community, Safety and Environment, Operations and Major Projects Division
Vice-President, Major Projects Business Development, Corporate Services Division
		Vice-President, Aboriginal & Stakeholder Engagement	All directors (except W. Thomas Stephens)

December 4	Strategic issues session – capital cost risk management and interest rate management	Executive Vice-President, Corporate Development Executive Vice-President, Operations and Major Projects	All directors (except John Richels and Paule Gauthier)
Senior Vice-President, Canadian & Eastern US Gas Pipelines
Senior Vice-President, Major Projects
Senior Vice-President, Oil Pipelines
Vice-President, Treasurer

December 11	Trends in corporate governance	Institute of Corporate Directors	S. Barry Jackson D. Michael G. Stewart

2013 Annual information form -- 35

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an annual assessment of the performance of the Board, Board committees and individual directors every year and reports the results to the Board. Assessments focus on the effectiveness of the Board and each committee and solicit input from directors about areas for potential improvement. Interviews include questions about effectiveness, communication and personal and individual peer performance. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

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

In 2013, the director assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 12, in the Audit committee report on page 43 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

36 -- TransCanada PipeLines Limited

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.

The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity, however, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety & environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.

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

2013 Annual information form -- 37

Board matrix
The matrix below shows the likely retirement dates of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal. Mr. Stephens will retire on May 2, 2014 before the annual meeting.

Key expertise areas
Director (expected retirement year)	Education	Committees	Account- ing & finance	Energy/ utilities	Engin- eering	Govern- ance	Govern- ment/ regula- tory	Health, safety & environ- ment	Inter- national markets	Law	Manage- ment/ leader- ship	Oil & gas/ utili- ties	Opera- tions	Risk manage- ment

Kevin E. Benson (2017)	B.A. Accounting	Audit (Chair) Governance	X			X	X				X		X

Derek H. Burney (2015)	M.A. Political Science B.A. Political Science (Hon)	Audit Governance (Chair)		X		X	X		X		X

Paule Gauthier (2015)	LL.M LL.B B.A.	Health, Safety & Environment Human Resources				X	X			X

Russell K. Girling	MBA B. Comm	–	X	X		X	X	X			X	X	X	X

S. Barry Jackson (2023)	B.Sc. Engineering	Board Chair Governance Human Resources		X	X	X		X			X	X	X

Paula Rosput Reynolds (2027)	B.A. Economics (Hon)	Health, Safety & Environment Human Resources		X							X	X		X

John Richels (2021)	LL.B B.A. Economics	Governance Human Resources	X	X		X				X	X	X		X

Mary Pat Salomone (2030)	MBA B.A. Engineering	Audit Health, Safety & Environment		X	X			X	X		X		X

W. Thomas Stephens (2014)	M.Sc. Industrial Engineering	Human Resources (Chair) Health, Safety & Environment	X		X	X		X			X		X	X

D. Michael G. Stewart (2022)	B.Sc. Geological Sciences (Hon)	Audit Health, Safety & Environment (Chair)		X				X			X	X	X

Siim A. Vanaselja (2027)	Hon. BBA	–	X			X			X		X			X

Richard E. Waugh (2018)	Hon. MBA B. Comm (Hon)	Audit Governance	X			X			X		X			X

38 -- TransCanada PipeLines Limited

Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting, unless:

•
they have not served seven consecutive years and the Board recommends that the director stand for re-election every year until the end of the seven year period, or
•
the Board recommends that the director stand for re-election because of their specific skills and experience.

The Board has asked Mr. Burney and Mme. Gauthier to continue serving on the Board until the annual general meeting in 2015. The Board and the Governance committee determined that the retirement age should be waived, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board, particularly with respect to the Energy East Pipeline. The Board believes that the skills, experience and continuity provided by Mr. Burney and Mme. Gauthier's extended tenure will be valuable to the Board over the coming year.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.

Current composition	Post-meeting composition

2013 Annual information form -- 39

ENGAGEMENT
We believe it is important to engage with our stakeholders. Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.

TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, can be found online at www.transcanada.com.

You may contact our investor relations department directly by phone, email, fax or regular mail at:

Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522

40 -- TransCanada PipeLines Limited

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

The Board, including committee chairs, will also be available at the annual meeting to receive questions from shareholders.

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2014 annual meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 21, 2014 to be considered for the Management information circular for our 2015 annual meeting of common shareholders.

2013 Annual information form -- 41

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the Board committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each Board committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).

The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee. Mr. Waugh attended the Audit committee meetings as an observer, and did not vote on any matters at that committee until February 1, 2014, at which point he became a voting committee member.

The committees will be reconstituted after the annual meeting.

Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

42 -- TransCanada PipeLines Limited

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Mary Pat Salomone D. Michael G. Stewart Richard E. Waugh

(Mr. Waugh attended the Audit committee meetings as an observer until he retired as Deputy Chairman of Bank of Nova Scotia on January 31, 2014. On February 1, 2014, he became a voting member of the committee)

Meetings in 2013	5 regularly scheduled meetings (February, April, July, November, December)

Independent	5 independent directors, 100% independent and financially literate.

Mr. Benson and Mr. Waugh are "audit committee financial experts" as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

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

2013 highlights

•
Reviewed our 2013 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis, annual information form and management information circular and recommended them for approval.
•
Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•
Received the external auditor's formal written statement of independence (which sets out all of its relationships with TransCanada) and its recommendations to management about our internal controls and procedures.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and the non-audit services performed by KPMG relating to tax services, and our pension and benefits plans.
•
Recommended continuation of, and amendments to, the shareholder rights plan for approval.
•
Recommended changes to the target asset mix of our Canadian registered pension plan based on an asset liability modeling study provided by the plan actuary.
•
Recommended changes to the governance of our Canadian registered pension plan to provide for delegation of non-material matters to the management pension committee and approved a new charter for the pension committee.
•
Reviewed the major accounting policies and estimates.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Reviewed the risk management policies, developments and reports relating to counterparty, insurance and market risks.
•
Recommended changes to the Code of business ethics to reflect a principles-based approach in certain areas and to conform with other policies.
•
Reviewed/recommended prospectuses relating to issuance of securities and a new commercial paper program.
•
Reviewed information services security controls.
•
Approved election to enter uncleared swaps as permitted under U.S. legislation and monitored compliance.
•
Reviewed foreign currency and interest rate exposure policies and practices.
•
Reviewed quarterly compliance reports.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2013 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

2013 Annual information form -- 43

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson John Richels Richard E. Waugh

Meetings in 2013	3 regularly scheduled meetings (February, April, November)

Independent	5 independent directors, 100% independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

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

2013 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).
•
Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.
•
Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.
•
Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.
•
Monitored director share ownership requirements and increased director share ownership requirements from 6x cash retainer ($420,000) to 4x cash plus equity retainer ($680,000).
•
Reviewed our Corporate governance guidelines and recommended appropriate changes to the Board for approval. These changes included updating our Corporate governance guidelines with specifics about U.S. antitrust law and clarifying Board process for when a director changes his or her primary occupation.

•
Reviewed say on pay updates and voting trends.
•
Oversaw the annual assessment of the Board, committees and Chair.
•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.
•
Reviewed the charters of the Board and other committees and recommended them with appropriate amendments to the Board for approval.
•
Reviewed our decision to implement notice and access for the circular.
•
Oversaw revision of the Board's director share unit program.

44 -- TransCanada PipeLines Limited

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier Paula Rosput Reynolds Mary Pat Salomone W. Thomas Stephens (retires May 2, 2014)

Meetings in 2013	3 regularly scheduled meetings (February, April and November)

Independent	5 independent directors, 100% independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislation and meeting industry standards, and oversees our policies, management systems, programs, procedures and practices to prevent or mitigate losses and to protect our assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

It also reviews and reports to the Board on actions and initiatives taken to mitigate risk related to health, safety, security and environment having the potential to affect the Company's activities, plans, strategies or reputation

The Health, Safety and Environment committee meets separately with the Vice-President, Community, Safety and Environment at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.

2013 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency management.
•
Received detailed reports and analysis on operational risk management, governance and performance, including regulatory compliance matters related to asset integrity.
•
Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.
•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings and resulting actions.
•
Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, related compliance matters, and climate change initiatives.
•
Reviewed the Company's strategy for managing greenhouse gas policy and legislation.
•
Reviewed health, safety and environmental issues and strategies related to stakeholder engagement.
•
Visited the terminal and pump station facilities of the Gulf Coast project, an extension of the Keystone Pipeline System, in Cushing, Oklahoma and viewed the pipeline right-of-way by air.
•
Received an annual update regarding the Company's insurance coverage, including general liability, construction and operational policies, property and business interruption, and directors' and officers' liability.

2013 Annual information form -- 45

Human Resources committee

Members	W. Thomas Stephens (Chair) (retires May 2, 2014)
Paule Gauthier S. Barry Jackson Paula Rosput Reynolds John Richels

Meetings in 2013	4 regularly scheduled meetings (January, February, November and December)

Independent	5 independent directors, 100% independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all non-executive long-term incentive awards, and any major changes to the compensation program and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2013 highlights

•
Assessed the performance of the executive leadership team and recommended the 2013 executive compensation awards to the Board for approval.
•
Reviewed the form and structure of our short-term incentive plan and approved
•
modifications to our corporate and business/functional scorecards
•
adjustments to the relative weighting of corporate, business/functional and individual performance ratings, with more emphasis placed on corporate performance, and
•
adopted an additive methodology to determine short-term incentive awards.
•
Re-appointed the external compensation consultant after considering the factors related to the compensation consultant's independence in accordance with the listing standards of the NYSE and reviewing the compensation consultant's mandate, performance and compensation.
•
Pre-approved the fees paid to management's compensation consultant which employs the independent advisor to the committee in accordance with the pre-approval policy.
•
Adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align with median levels in our comparator group.

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

2. ROLES AND RESPONSIBILITIES

I. Appointment of the Company's External Auditors
Subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory registration requirements, the Audit Committee shall recommend to the Board the appointment of the external auditors, such appointment to be confirmed by the Company's shareholders at each annual meeting. The Audit Committee shall also recommend to the Board the compensation to be paid to the external auditors for audit services. The Audit Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee.

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

(a)
review, discuss with management and the external auditors and recommend to the Board for approval, the Company's audited annual consolidated financial statements, annual information form, management's discussion and analysis, all financial information in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including, without limitation, the annual proxy circular, but excluding any pricing or prospectus supplement relating to the issuance of debt securities of the Company;
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
(d)
review and discuss with management any financial outlook or future-oriented financial information disclosure in advance of its public release; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Audit Committee need not discuss in advance each instance in which the Company may provide financial projections or presentations to credit rating agencies;
(e)
review with management and the external auditors major issues regarding accounting and auditing policies and practices, including any significant changes in the Company's selection or application of accounting policies, as well as major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect the Company's financial statements;
(f)
review and discuss quarterly findings reports from the external auditors on:
(i)
all critical accounting policies and practices to be used;
(ii)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

2013 Annual information form -- 1

  (iii)
  other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;
(g)
review with management and the external auditors the effect of regulatory and accounting developments as well as any off-balance sheet structures on the Company's financial statements;
(h)
review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including arbitration and tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;
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

V. Insight in Respect of the External Auditors

(a)
review any letter, report or other communication from the external auditors in respect of any identified weakness or unadjusted difference and management's response and follow-up, inquire regularly of management and the external auditors of any significant issues between them and how they have been resolved, and intervene in the resolution if required;
(b)
receive and review annually the external auditors' formal written statement of independence delineating all relationships between itself and the Company;
(c)
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

(d)
meet with the external auditors prior to the audit to review the planning and staffing of the audit;
(e)
receive and review annually the external auditors' written report on their own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or

2 -- TransCanada PipeLines Limited

  investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

(f)
review and evaluate the external auditors, including the lead partner of the external auditor team;
(g)
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
(i)
the aggregate amount of all such non-audit services provided to the Company that were not pre-approved constitutes not more than 5% of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;
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

VIII. Oversight in Respect of Financial Aspects of the Company's Canadian Pension Plans (the "Company's pension plans"), specifically:

(a)
review and approve annually the Statement of Investment Beliefs for the Company's pension plans;
(b)
delegate the ongoing administration and management of the financial aspects of the Canadian pension plans to the Pension Committee ("Pension Committee") comprised of members of the Company's management team appointed by the Human Resources Committee, in accordance with the Pension Committee Charter, which terms shall be approved by both the Audit Committee and the Human Resources Committee, and the terms of the Statement of Investment Beliefs;
(c)
monitor the financial management activities of the Pension Committee and receive updates at least annually from the Pension Committee on the investment of the Plan assets to ensure compliance with the Statement of Investment Beliefs;

2013 Annual information form -- 3

(d)
provide advice to the Human Resources Committee on any proposed changes in the Company's pension plans in respect of any significant effect such changes may have on pension financial matters;
(e)
review and consider financial and investment reports and the funded status relating to the Company's pension plans and recommend to the Board on pension contributions;
(f)
receive, review and report to the Board on the actuarial valuation and funding requirements for the Company's pension plans;
(g)
approve the initial selection or change of actuary for the Company's pension plans;
(h)
approve the appointment or termination of auditors;

IX. U.S. Stock Plans

(a)
review and approve the engagement and related fees of the auditor for any plan of a U.S. subsidiary that offers Company stock to employees as an investment option under the plan;

X. Oversight in Respect of Internal Administration

(a)
review annually the reports of the Company's representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;
(b)
oversee succession planning for the senior management in finance, treasury, tax, risk, internal audit and the controllers' group; and

XI. Information Security

(a)
review, at least annually, the report of the Chief Information Officer (or such other appropriate Company representative) on information security controls, education and awareness.

XII. Oversight Function
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

3. COMPOSITION OF AUDIT COMMITTEE
The Audit Committee shall consist of three or more Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), and all of whom are unrelated and/or independent for the purposes of applicable Canadian and United States securities law and applicable rules of any stock exchange on which the Company's securities are listed. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company's securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment).

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

6. AUDIT COMMITTEE CHAIR
The Board shall appoint a Chair of the Audit Committee who shall:

(a)
review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management;
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

2013 Annual information form -- 5

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

6 -- TransCanada PipeLines Limited

Schedule D

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes executive compensation decisions at TransCanada, and explains its decisions for 2013.

WHERE TO FIND IT

>	Compensation governance	47
	Expertise	48
	Compensation oversight	49
	External consultant	52
>	Director compensation	54
	Director compensation discussion and analysis	54
	2013 details	58
>	Executive compensation	63
	Human Resources committee letter to shareholders	63
	Executive compensation discussion and analysis	66
	2013 details	94

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• W. Thomas Stephens (Chair) (retires May 2, 2014)	• Derek H. Burney (Chair)
• Paule Gauthier	• Kevin E. Benson
• S. Barry Jackson	• S. Barry Jackson
• Paula Rosput Reynolds	• John Richels
• John Richels	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

2013 Annual information form -- 47

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting

W. Thomas Stephens (Chair) (retires May 2, 2014)	X	X	X	X		X

Paule Gauthier	X			X	X

S. Barry Jackson	X	X		X

Paula Rosput Reynolds	X	X	X

John Richels	X	X	X	X	X	X

All of the members have experience as members of human resources or compensation committees of other public companies.

Mr. Stephens, the committee Chair, has also chaired the compensation committees of two other public companies. He was the chief executive officer of four public companies, and has experience working with boards and compensation consultants in designing appropriate compensation programs.

Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Mr. Jackson has also served as the chair or been a member of the compensation committee for several public companies. As a former chief executive officer of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Ms. Reynolds was the chief executive officer of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing performance-based goals for executives.

Mr. Richels is the president and CEO of a public company. He was a chief financial officer of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
You can find specific details about each director's background and experience in the director profiles starting on page 12, and more information about the committees starting on page 42.

The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Three of the members are currently or have been members of human resources or compensation committees of other public companies. All of the members also have experience as a chief executive officer of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

48 -- TransCanada PipeLines Limited

COMPENSATION OVERSIGHT
The purpose of the Board's compensation oversight is to ensure that executives and directors are compensated fairly with respect to market but in a way that does not lead to undue risk in TransCanada's business and operations.

The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.

The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.

Multi-year strategic plan
We have a multi-year, corporate strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•
maximizing the full-life value of our infrastructure assets and commercial positions
•
commercially developing and building new asset investment programs
•
cultivating a focused portfolio of high quality development options, and
•
maximizing our competitive strengths.

Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting target compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our comparator group (see pages 73 through 81 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 89 through 93 for the pay mix for each named executive.

2013 Annual information form -- 49

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a two to three step review process for all compensation matters, first reviewing how performance compares to pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. As of 2014, director compensation is reviewed every two years. Both director and executive compensation are benchmarked against comparator groups to assess competitiveness and fairness, and the appropriateness of the composition of the comparator group is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives' employment agreements for severance and change of control situations.

•
Independent advice: Management uses an external compensation consultant to conduct a competitive compensation review of all executive positions every year. This provides the committee and the Board with a market reference point when they assess each individual executive's compensation in the context of overall corporate performance. The committee also retains its own external consultant to advise it on compensation matters.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include executive share units (ESUs) and stock options – both incentive plans encourage value creation over the long-term and align executives' interests with those of our shareholders.

•
Pre-established objectives: The Board approves corporate, business/functional and individual objectives every year for each member of the executive leadership team that are aligned with the overall business plan approved by the Board. These objectives are used to assess performance and determine compensation, and executives agree to these objectives as set out in their annual performance agreements.

•
Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of 2 times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period. These limits can only be exceeded if the Board uses its discretion to recognize extraordinary performance.

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

50 -- TransCanada PipeLines Limited

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•
Corporate goals: We adopt corporate goals consistent with our approved financial plan so that the Board can monitor how compensation influences business decisions.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board's view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an anti-hedging policy preventing directors and officers from the use of derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

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

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval Vote (%)

2013	92.67

2012	96.63

2011	90.25

•
Code of business ethics: Our Code of business ethics applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

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

2013 Annual information form -- 51

EXTERNAL CONSULTANT
The Human Resources committee retains an individual consultant from Towers Watson as its independent advisor on compensation-related matters. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant's advice is an important tool in the committee's processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.

It should be noted that TransCanada retained Towers Watson starting in 2002 to provide human resources consulting services to management and continues to engage Towers Watson for a variety of services. The committee was aware that management had retained Towers Watson when the committee retained a separate consultant at Towers Watson and has required assurances of independence of that consultant.

Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence from management.

Before re-engaging the external consultant, the committee considered all factors bearing on this consultant's independence, including those factors enumerated by the NYSE, and noted the following:

•
Towers Watson provides a broad range of services to TransCanada
•
Towers Watson disclosed that no single client accounts for more than 1% of their consolidated revenues for the last three fiscal years and as a result the engagements with TransCanada are not material to Towers Watson
•
Towers Watson has policies and protocols to ensure that their advice to the committee is fully objective and independent
•
the committee's external consultant does not have any business or personal relationships with any committee member or executive officer, and
•
the committee's external consultant does not own any stock of TransCanada, except indirectly through mutual funds.

Moreover the consultant has given the committee assurances that the consultant:

•
does not share any confidential information obtained through work with the committee with other segments of Towers Watson
•
is not involved in any client development activities related to increasing consulting services to us
•
does not receive any sales credit for work other than executive compensation services provided to the Board
•
provides services to TransCanada only to the Human Resources committee, and
•
has interaction with management only as it specifically relates to matters for the committee's review or approval.

After considering the NYSE factors and the steps taken to maintain the independence of the external consultant, the committee engaged the consultant again in 2013.

The Human Resources committee created a mandate for the consultant that includes:

•
advising on compensation levels for the CEO and named executives
•
assessing the CEO's recommendations on the compensation of the other named executives
•
attending all of its committee meetings (unless otherwise requested by the committee Chair)
•
providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
•
reporting to the committee on any matters that may arise related to executive compensation.

52 -- TransCanada PipeLines Limited

The Human Resources committee has a pre-approval policy for fees paid to Towers Watson. Under the policy, the committee must pre-approve the fees and services paid by TransCanada to any compensation consultant that also provides independent advice to the committee. The Chair of the committee is authorized to pre-approve the terms of engagement and additional fees up to $250,000 between scheduled meetings and must report any pre-approval to the committee. The table below shows the fees paid to Towers Watson in 2012 and 2013.

Executive compensation-related fees

Towers Watson	2013	2012

Consulting to the Human Resources committee	$124,420	$158,000

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	133,608	156,000
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2,423,522	2,232,000
• pension administration services for our Canadian and U.S. operations	979,504	–

Consulting to the Governance committee
• preparing a report on director compensation	35,732	33,000

All other fees	–	–

Total fees	$3,696,786	$2,579,000

2013 Annual information form -- 53

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	54
	Approach	54
	Components	57
>	2013 details	58
	Director compensation table	58
	At-risk investment	60
	Incentive plan awards	62

APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and meeting fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).

The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

As of 2014, the Governance committee reviews director compensation every two years (as opposed to annually before 2014), and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

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

54 -- TransCanada PipeLines Limited

Benchmarking
Director compensation is benchmarked against two comparator groups. The companies in the custom comparator group are relatively consistent with the group of publicly-traded companies included in the executive compensation comparator group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry comparator group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our comparator groups, so we can attract and retain qualified directors. Towers Watson conducts an independent review of director compensation every two years, and prepares a report on compensation paid by our comparator companies. The Governance committee refers to the report when conducting its compensation review.

2013 comparator groups

Custom comparator group	General industry comparator group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Enbridge Inc.
Encana Corporation	Encana Corporation
Fortis Inc.	Maple Leaf Foods Inc.
Husky Energy Inc.	Metro Inc.
Imperial Oil Ltd.	National Bank of Canada
Suncor Energy Inc.	Potash Corporation of Saskatchewan Inc.
Talisman Energy Inc.	Resolute Forest Products Inc.
TransAlta Corporation	Rogers Communications Inc.
Talisman Energy Inc.
Teck Resources Limited
TELUS Corporation

2013 Annual information form -- 55

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer ($680,000) in shares or DSUs within five years of joining the Board. The minimum was increased from six times their annual cash retainer ($420,000) in 2013, to reinforce the importance of share ownership and more closely align the interests of directors and shareholders.

Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash plus equity retainer is increased.

If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is four times his base salary. Mr. Girling meets these ownership requirements (see page 74 for details).

As of February 19, 2014, all of our directors who have served for at least five years meet the share ownership requirements. Ms. Reynolds, Ms. Salomone and Mr. Richels each have five years from the date they were appointed to meet the director share ownership requirements as shown in the chart on page 28.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2013.

Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

56 -- TransCanada PipeLines Limited

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

2013 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board	$170,000 per year
paid to each director except the Chair of the Board	($70,000 cash + $100,000 in DSUs)	represented 2,135 DSUs for Canadian directors and 2,219 DSUs for U.S. directors in 2013

Chair of the Board	$440,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $260,000 in DSUs)	represented 5,551 DSUs in 2013

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$12,000 per year

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)	no other fees were paid in 2013

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2013, five directors chose to receive 100% of their retainer, meeting and travel fees in DSUs:

•
Kevin E. Benson
•
Derek H. Burney
•
S. Barry Jackson
•
John Richels, and
•
Richard E. Waugh

Starting January 1, 2013, the mandatory DSU portion of the Board retainer was increased by $15,000 from $85,000 to $100,000, for a total compensation of $170,000 per year. This increase aligns compensation to the median of our comparator groups.

Starting January 1, 2013, the mandatory DSU portion of the Chair of the Board retainer was increased by $30,000 from $230,000 to $260,000, for a total compensation of $440,000. Starting January 1, 2014, the mandatory DSU portion of the Chair of the Board retainer was increased by $30,000 from $260,000 to $290,000, for a total compensation of $470,000 per year. This increase more closely aligns compensation to the median of the chairs of our comparator groups.

Starting January 1, 2014, the Audit committee chair retainer was increased by $8,000 from $12,000 to $20,000. The Human Resources committee chair retainer was also increased by $3,000 from $12,000 to $15,000. These increases reflect the additional responsibilities and time commitment associated with these committees and aligns with our comparator groups.

2013 Annual information form -- 57

Director compensation – 2013 details

The table below shows total director compensation awarded, credited or paid in 2013.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	116,000	100,000	–	–	–	–	216,000

Derek H. Burney	122,759	100,000	–	–	–	–	222,759

E. Linn Draper (retired April 26, 2013)	40,125	25,714	–	–	–	–	65,839

Paule Gauthier	112,500	100,000	–	–	–	–	212,500

S. Barry Jackson	211,500	260,000	–	–	–	31,658	503,158

Paul L. Joskow (retired March 22, 2013)	25,726	22,500	–	–	–	–	48,226

John A. MacNaughton (retired January 9, 2013)	2,188	2,500	–	–	–	–	4,688

Paula Rosput Reynolds	114,000	100,000	–	–	–	–	214,000

John Richels (joined June 19, 2013)	61,555	53,846	–	–	–	–	115,401

Mary Pat Salomone (joined February 12, 2013)	102,358	88,333	–	–	–	–	190,691

W. Thomas Stephens (retires May 2, 2014)	122,000	100,000	–	–	–	–	222,000

D. Michael G. Stewart	113,962	100,000	–	–	–	–	213,962

Richard E. Waugh	110,000	100,000	–	–	–	–	210,000

Notes

•
Dr. Draper, Dr. Joskow, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens receive their compensation in U.S. dollars.

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($100,000) and the Board Chair retainer ($260,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2013.

•
In 2013, Mr. Jackson was reimbursed $25,998 for third-party office and other expenses, and received a reserved parking space valued at $5,660.

58 -- TransCanada PipeLines Limited

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2013.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	12,000	13,500	12,000	1,500	1,500	–	216,000	216,000

Derek H. Burney	70,000	6,126	10,633	13,500	12,000	9,000	1,500	–	222,759	222,759

E. Linn Draper (retired April 26, 2013)	22,500	1,768	3,857	4,500	4,500	3,000	–	–	65,839	65,839

Paule Gauthier	70,000	11,000	–	13,500	10,500	6,000	1,500	85,000	127,500	212,500

S. Barry Jackson	180,000	–	–	27,000	–	1,500	3,000	–	471,500	471,500

Paul L. Joskow (retired March 22, 2013)	15,750	2,476	–	3,000	3,000	1,500	–	25,726	22,500	48,226

John A. MacNaughton (retired January 9, 2013)	1,750	138	300	–	–	–	–	–	4,688	4,688

Paula Rosput Reynolds	70,000	11,000	–	13,500	10,500	7,500	1,500	60,750	153,250	214,000

John Richels (joined June 19, 2013)	37,692	5,862	–	9,000	3,000	4,500	1,500	–	115,401	115,401

Mary Pat Salomone (joined February 12, 2013)	61,833	7,525	–	13,500	9,000	9,000	1,500	102,358	88,333	190,691

W. Thomas Stephens (retires May 2, 2014)	70,000	5,500	12,000	13,500	10,500	9,000	1,500	99,400	122,600	222,000

D. Michael G. Stewart	70,000	7,253	8,209	13,500	12,000	1,500	1,500	113,962	100,000	213,962

Richard E. Waugh	70,000	5,500	–	13,500	12,000	7,500	1,500	–	210,000	210,000

Notes

•
Dr. Draper, Dr. Joskow, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens receive their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
Committee meeting fees for Mr. Waugh include $7,500 received for attending five Audit committee meetings as an observer.

•
DSUs credited includes all share-based awards vested or earned by the directors in 2013. The minimum portion of the Board retainer paid in DSUs in 2013 was $260,000 for the Chair and $100,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2013.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $48.50, $45.28, $45.25 and $48.54, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2013. Directors are able to redeem their DSUs when they retire from the Board.

2013 Annual information form -- 59

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2014
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2013, including dividend equivalents accrued until January 31, 2014, plus any additional shares acquired in 2013.

As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements. Ms. Reynolds, Ms. Salomone and Mr. Richels each have five years from the date they were appointed to meet the share ownership requirements, as shown in the chart on page 28.

Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 56 and 74 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than 1% of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2014.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $48.25 on February 11, 2013 and $49.90 on February 19, 2014. It includes DSUs credited as dividend equivalents until January 31, 2014.
•
Mr. Stewart's holdings include 1,917 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

60 -- TransCanada PipeLines Limited

At-risk investment

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment	Multiple of retainer

Kevin E. Benson	2014	13,000	53,253	66,253	3,306,205	19.45	680,000	4x cash & equity

	2013	13,000	46,694	59,694	2,880,236	41.15	420,000	6x cash

	Change	–	6,559	6,559	425,789	*

Derek H. Burney	2014	7,040	44,478	51,518	2,570,748	15.12	680,000	4x cash & equity

	2013	5,790	38,109	43,899	2,118,127	30.26	420,000	6x cash

	Change	1,250	6,369	7,619	452,621	*

Paule Gauthier	2014	1,958	53,988	55,946	2,791,705	16.42	680,000	4x cash & equity

	2013	1,924	49,267	51,191	2,469,966	35.29	420,000	6x cash

	Change	34	4,721	4,755	321,740	*

S. Barry Jackson	2014	39,000	104,007	143,007	7,136,049	15.18	1,880,000	4x cash & equity

	2013	39,000	90,148	129,148	6,231,391	34.62	1,080,000	6x cash

	Change	–	13,859	13,859	904,658	*

Paula Rosput Reynolds	2014	2,500	7,290	9,790	488,521	2.87	680,000	4x cash & equity

	2013	2,500	3,653	6,153	296,882	4.24	420,000	6x cash

	Change	–	3,637	3,637	191,639	*

John Richels	2014	–	2,625	2,625	130,988	0.77	680,000	4x cash & equity

(joined June 19, 2013)	2013	–	–	–	–	–	–	–

	Change	–	2,625	2,625	130,988	*

Mary Pat Salomone	2014	–	2,019	2,019	100,748	0.59	680,000	4x cash & equity

(joined February 12, 2013)	2013	–	–	–	–	–	–	–

	Change	–	2,019	2,019	100,748	*

W. Thomas Stephens	2014	1,800	21,304	23,104	1,152,890	6.78	680,000	4x cash & equity

(retires May 2, 2014)	2013	1,800	17,745	19,545	943,046	13.47	420,000	6x cash

	Change	–	3,559	3,559	209,843	*

D. Michael G. Stewart	2014	14,874	21,786	36,660	1,829,334	10.76	680,000	4x cash & equity

	2013	14,339	18,858	33,197	1,601,755	22.88	420,000	6x cash

	Change	535	2,928	3,463	227,579	*

Richard E. Waugh	2014	29,150	8,795	37,945	1,893,456	11.14	680,000	4x cash & equity

	2013	29,150	4,043	33,193	1,601,562	22.88	420,000	6x cash

	Change	–	4,752	4,752	291,893	*

Total	2014	109,322	319,545	428,867	21,400,463

	2013	107,503	268,517	376,020	18,142,965

	Change	1,819	51,028	52,847	3,257,498

*
The value of the minimum retainer has increased from $420,000 to $680,000, as a result the change in at-risk investment as a multiple of annual retainer has been omitted because it does not show the changes in director share ownership during 2013.

2013 Annual information form -- 61

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the directors that were outstanding at the end of 2013. Year-end values are based on $48.54, the closing price of TransCanada shares on the TSX at December 31, 2013. None of our directors have outstanding option-based awards.

Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	501	24,319	52,752	2,560,582

Derek H. Burney	418	20,290	44,059	2,138,624

Paule Gauthier	508	24,658	53,480	2,595,919

S. Barry Jackson	978	47,472	103,028	5,000,979

Paul L. Joskow (retired March 22, 2013)	–	–	–	–

Paula Rosput Reynolds	68	3,301	7,221	350,507

John Richels (joined June 19, 2013)	24	1,165	2,600	126,204

Mary Pat Salomone (joined February 12, 2013)	19	922	2,000	97,080

W. Thomas Stephens (retires May 2, 2014)	200	9,708	21,104	1,024,388

D. Michael Stewart	205	9,951	21,581	1,047,542

Richard E. Waugh	82	3,980	8,712	422,880

Notes

•
All share-based awards in this chart are DSUs.

•
The total Market or payout value of share-based awards that have not vested is $145,766 at December 31, 2013.

•
Shares or Units not vested are dividends declared at December 31, 2013, but not payable until January 31, 2014. Number of shares or units that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 31, 2014 ($48.42).

•
Mr. Joskow redeemed his remaining 16,888 DSUs on December 31, 2013 and was paid $818,773 in January 2014.

62 -- TransCanada PipeLines Limited

Human Resources committee letter to shareholders

WHERE TO FIND IT

>	Human Resources committee letter to shareholders	63
>	Executive compensation discussion and analysis	66
	Executive summary	66
	Approach	71
	Components	75
	Compensation decisions in 2014	82
	Payout of 2011 executive share unit award	86
	Executive profiles	88
>	2013 details	94
	Summary compensation table	94
	Incentive plan awards	98
	Equity compensation plan information	101
	Retirement benefits	102
	Termination and change of control	103

Dear Shareholder:

The Board is holding its fifth consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.

The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2013 and made related compensation decisions for each of our named executive officers.

TransCanada's approach to compensation
TransCanada's vision is to be the leading energy infrastructure company in North America, with a focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantages. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and developing and executing new asset investment programs for future growth.

TransCanada's businesses are capital-intensive; all are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the Company's financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.

TransCanada's executive compensation program is designed to 'pay for performance' by rewarding executives for results that are based on annual objectives and for delivering longer term shareholder value. The compensation program is also aligned with our risk management standards to ensure an appropriate balance exists between risk and reward. At the core of the program is a 'build to last' philosophy. The Board seeks to incent and reward TransCanada's named executives, and indeed all TransCanada employees, for excellence in how they select, construct, and/or operate energy infrastructure – profitably, to be sure, but also built with care, operated at the highest standards of safety, and generating reliable service and economic value for customers. Because of the broad range of considerations that underlie the business, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures. For example, how well management meets the Company's objectives with respect to safety and the environment is critical to the health of the business. However, just because objectives are not always denominated in dollars and cents does not mean that goals are not rigorous. In fact, the Board has supported management's efforts to institute a disciplined process of setting objectives. The process of assessing the performance of named executives against those goals is no less objective. The Board spends considerable time discussing corporate objectives for each upcoming year as well as the goals that must be achieved over a multi-year period. This is an interactive process with management. The Board believes the active discussion of

2013 Annual information form -- 63

how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.

In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a significant portion of our executives' pay is linked to longer term shareholder value. As an example, in 2013, approximately 62% of our CEO's compensation was linked to total shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada.

2013 performance and compensation
TransCanada's diverse portfolio of critical energy infrastructure assets generated strong earnings and cash flow in 2013. Net income per share increased 32% and funds generated from operations were up 22% compared to 2012. We made significant progress in our efforts to restructure the Canadian Mainline to preserve its long-term value. We had top performance against industry safety measures. We completed construction and put into operation several major infrastructure projects and captured an additional $19 billion of commercially secured growth opportunities.

The Board approved a Corporate factor of 1.6, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.

The Board also approved a performance multiplier of 1.26 for the 2011 ESU grant that vested in 2013. This factor recognized performance against financial targets and the achievement of total shareholder return (TSR) of 44% over the three year period.

Competitive compensation linked to performance
TransCanada's programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the Company uses comparator groups to benchmark compensation programs. The Board does the same for senior executives. The comparator group includes companies of similar size and scope in the oil and gas, pipeline and utility sectors with which we compete for talent. Every year, the committee reviews the comparator group with its external consultant, and approves the inclusion of specific companies in the group. You can find additional information on our comparator group on page 73.

The Board also uses a separate comparator group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded comparator companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and comparator group for the ESU plan. See page 87 for more information on our relative TSR comparator group.

Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board, market data, input from the CEO and independent advice from the committee's external consultant.

The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determine whether the approved objectives have been met.

At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.

64 -- TransCanada PipeLines Limited

While the Board and committee have a rigorous process of objective setting and we use various benchmarks and analysis to measure progress relative to goals, sometimes formulas can't capture the totality of the business circumstances. In such cases, the Board retains discretion to adjust the calculated results. The Board uses its experience and collective business judgment in making adjustments, recognizing that the effectiveness of the various plans is best served when the Board uses its discretion sparingly. In general, the Board uses its discretion in the following types of situations: where business results represent one-time circumstances out of management's control and should be excluded for purposes of calculations; where management explicitly decides not to meet an objective because of other potentially adverse effects that might result; where there have been unique circumstances affecting one or more companies in the peer group which, in turn, affect the calculation of comparative results; or where the business results are likely to be realized, but outside of the time frame anticipated in the adopted objectives.

External consultant
The committee retains and interacts directly with an individual consultant from Towers Watson as its independent advisor on all human resources matters. The consultant's mandate includes providing advice on compensation levels for the CEO, assessing the CEO's recommendations on the compensation of the other named executives, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.

While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee's deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee's request for data and information on compensation trends and current information regarding the regulatory and statutory environment in this arena. Because it is the case that Towers Watson provides services to TransCanada in areas unrelated to executive compensation (such as actuarial support), TransCanada and Towers Watson have taken specific steps to maintain the independence of the external consultant. You can find additional information on the consultant's independence on page 52. Additionally, in 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence. The committee considered each of these factors in re-engaging its compensation consultant in 2013.

Conclusion
Executive compensation remains a topic of great sensitivity with shareholders and activists around the world. Thus, the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on page 66. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.

We thank you for your continued confidence in our Company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

W. Thomas Stephens	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

2013 Annual information form -- 65

Executive compensation discussion and analysis

EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2013 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and CEO
•
Donald R. Marchand, Executive Vice-President and CFO
•
Alexander J. Pourbaix, President, Energy and Oil Pipelines
•
Gregory A. Lohnes, Executive Vice-President, Operations and Major Projects, and
•
Karl Johannson, President, Natural Gas Pipelines.

The named executives and three other executive vice-presidents make up our executive leadership team.

Effective March 1, 2014, Mr. Pourbaix is appointed to the position of Executive Vice-President and President, Development. In this new role, Mr. Pourbaix will be responsible for leading and executing on our growth plans including the successful completion of our $38 billion portfolio of new energy infrastructure projects.

Mr. Lohnes is retiring from TransCanada effective February 28, 2014.

Performance results
To evaluate corporate performance for 2013, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.

First and foremost was our safety performance and environmental compliance for the year. We achieved top quartile or top decile performance in almost all categories. The Board took note of the unfortunate loss of life of a contract employee at a contractor construction site that had been established in conjunction with one of our projects.

Our net income per share in 2013 was $2.42, an increase of 32% over 2012. Similarly, our funds generated from operations increased 22%. The increase was largely due to a higher Canadian Mainline return on equity, a return to an eight unit site at Bruce Power, higher Western Power volumes, an increase in New York capacity prices, and growth in our NGTL System.

Our financial results are not the entirety of what was accomplished in 2013. We implemented the National Energy Board's (NEB) decision on our Canadian Mainline restructuring proposal application. We secured 2.5 Bcf/d of renewed contractual shipping commitments through 2016 and we reached a settlement with three eastern Canadian local distribution companies related to tolling for 2015 to 2020. The settlement has been filed with the NEB for approval. All of this has significantly improved the competitive positioning and long-term sustainability of the Canadian Mainline.

We completed $4.5 billion of infrastructure projects including the Bruce Power refurbishment. The Gulf Coast project, an extension of the Keystone Pipeline System, was largely completed in 2013, and we advanced our Keystone XL project, which approval is still pending in the U.S.

We captured an additional $19 billion of commercially secured new energy infrastructure projects including the Energy East Pipeline, the Prince Rupert Gas Transmission project, the Heartland and TC Terminals crude oil infrastructure projects, and further expansion of the NGTL System. This brings our growth portfolio to $38 billion with expected in-service dates from 2014 to 2018. These opportunities provide a solid platform to continue to grow the Company for years to come.

We secured $5 billion of financing on compelling terms. We prudently managed our capital structure and preserved our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.

It was a year of strong performance for the Company with most objectives set out at the beginning of the year either met or exceeded. You can read more about 2013 performance starting on page 83.

66 -- TransCanada PipeLines Limited

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2014:

•
Three of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 7.1%, largely due to Mr. Johannson's adjustment to reflect development in his role.
•
The committee and the Board, after considering the performance results and their relative weightings, determined that overall corporate performance for 2013 was above target and they assigned a Corporate factor of 1.6. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
•
Long-term incentives for 2014 were awarded based on assessments by the committee and Board of each named executive's individual performance and potential to contribute to TransCanada's future success. Actual long-term incentive awards granted to the named executives, excluding Mr. Lohnes who is retiring on February 28, 2014, averaged 108% of the target award levels.
•
The payout of the 2011 ESU grant was 80% higher than the original grant value. The increase in share price from $38.34 to $48.55 and dividend reinvestment for the three-year period accounted for 44% of the increase. In addition, the Board approved a performance multiplier of 1.26, reflecting overall performance above target compared to pre-established objectives.

You can read more about the compensation decisions starting on page 82.

2013 Annual information form -- 67

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

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2009	2010	2011	2012	2013

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.4%	1.1%	1.1%	1.3%	1.2%

Notes

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in our comparator group.

•
Funds generated from operations and Comparable earnings per share are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

•
The non-GAAP measures for 2009 are calculated using our financial statements prepared under Canadian generally accepted accounting principles (GAAP) applicable for such periods and are not necessarily comparable to the equivalent numbers prepared using U.S. GAAP in subsequent periods.

68 -- TransCanada PipeLines Limited

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 12.5% compared to 11.9% for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2008, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

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

At Dec. 31	2008	2009	2010	2011	2012	2013	Compound annual growth

TRP	$100.00	$114.38	$125.43	$153.24	$168.34	$180.50	12.5%

TSX	$100.00	$135.05	$158.83	$145.00	$155.42	$175.61	11.9%

Note

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in our comparator group.

2013 Annual information form -- 69

Program changes
The Board approved changes to the short and long-term incentive plans effective for 2013:

•
with respect to our short-term incentive plan:
•
adjusted the relative weighting of corporate, business/functional and individual performance ratings, with more emphasis placed on corporate performance in determining executive short-term incentive awards, and
•
adopted an additive methodology to determine short-term incentive awards to more closely align the plan with market practice. You can read more about the short-term incentive changes on page 77
•
adjusted the long-term incentive award targets and associated ranges for our executive leadership team to more closely align to median levels in our comparator group.

The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

70 -- TransCanada PipeLines Limited

APPROACH
TransCanada's executive compensation program is designed to meet four key objectives:

•
provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
•
offer levels and types of compensation that are competitive with the market
•
align executives' interests with those of our various stakeholders, and
•
attract, engage and retain our executives.

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 50 and 51 for more information.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and independent advice from the committee's external consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

2013 Annual information form -- 71

Management analysis

Assessing the market

Management works with its external consultant to analyze market data and provide relevant data and other information to the committee and the Board. This process includes benchmarking executive compensation against a comparator group of companies (see Benchmarking on page 73).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role does not reflect the relative scope of the role at TransCanada.

Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.

The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO's performance objectives include the corporate scorecard and personal key focus areas which reflect the priorities for the year. Performance objectives for the other named executives include the corporate scorecard, business/functional scorecards aligned to their roles, as well as their individual key performance areas and priorities for the year.

Recommendation
The committee and the Board assess the performance of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks independent advice from its external consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previous grants, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.

Approval
The Board reviews the recommendations by the committee, and approves all executive compensation decisions.

72 -- TransCanada PipeLines Limited

Benchmarking
We benchmark our compensation for named executives against a comparator group of companies to stay competitive with the market. Each year, management reviews the comparator group with its external consultant and the committee reviews and approves the comparator group.

Our 2013 comparator group consists of 24 Canadian companies representing two industry sectors:

Oil & Gas	Pipeline & Utility

BP Canada Energy Group ULC	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

These Canadian-based energy companies are generally similar to us in size and scope and we compete with them for executive talent. All of the companies have capital-intensive, long cycle businesses that operate either in the Canadian oil and gas industry or the North American pipeline, power and utility industries.

Profiles At December 31, 2012	TransCanada	Comparator group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Head office location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$8.0 billion	$5.9 billion	$15.2 billion

Market capitalization at December 31, 2013 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$34.3 billion	$23.0 billion	$39.0 billion

Assets	$48.3 billion	$19.6 billion	$28.6 billion

Employees	4,822	3,431	5,440

Note

•
Comparator group scope information reflects 2012 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2012 data.

2013 Annual information form -- 73

We benchmark each named executive position against similar positions in the comparator group. We recognize that even with a relatively large comparator group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the comparator group provides an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 75 for more information about total direct compensation.

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives have five years to meet the requirement, and can accumulate eligible holdings and unvested ESUs to meet the requirements. We require that executives have outright ownership of at least 50% of the requirement in the shares of TransCanada or units of TC PipeLines, LP. Further, executives must 'buy and hold' 50% of all stock options they exercise until they meet their share ownership requirement.

The committee reviews share ownership levels every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

All of the named executives met their share ownership requirements in 2013. See the Executive profiles starting on page 89 for their current share ownership.

74 -- TransCanada PipeLines Limited

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective

base salary (fixed)	cash	• one year	• provide a certain level of steady income • attract and retain executives

short-term incentive (variable)	cash	• one year	• motivate executives to achieve key annual business objectives
•  reward executives for relative contribution to TransCanada
•  align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term • awards subject to a performance multiplier based on pre-established targets	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives

	stock options	• seven-year term • one third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 80 and 81 for more information.

2013 Annual information form -- 75

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

Actual base salaries are determined within ±10% of the guidepost. Increases in base salary for the named executives are based on their performance, competitive market data and compensation relative to other executives at TransCanada. Base salary adjustments typically go into effect on March 1.

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

The table below shows the short-term incentive target and the long-term incentive target range for each named executive. Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team to more closely align with median levels in our comparator group. The new ranges are reflected below.

		Long-term incentive target range (% of base salary)

	Short-term incentive target (% of base salary)	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	225%	275%	325%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	275%	325%	375%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	225%	275%	325%

President, Natural Gas Pipelines (Karl Johannson)	65%	225%	275%	325%

76 -- TransCanada PipeLines Limited

Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.

Beginning in 2013, the Board changed the methodology it uses to calculate short-term awards. Annual cash awards are made to the named executives based on a formula that takes into account:

•
Base salary and the short-term incentive target, expressed as a percentage of base salary, for each role
•
Performance against business/functional and individual objectives, expressed as an individual performance factor determined for each named executive, and
•
Performance against corporate performance objectives, expressed as the Corporate factor.

Awards can range from 0 to 200% of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50% of the target if performance meets threshold standards, 100% for target performance, and 200% of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.

The corporate and business/functional and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.

Awards are based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Business/functional and individual	Corporate

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	25%	75%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

President, Energy & Oil Pipelines (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President, Operations & Major Projects (Gregory A. Lohnes)	65%	0 – 200%	50%	50%

President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

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

2013 Annual information form -- 77

Beginning in 2013, the Board approved an adjustment to the long-term incentive target ranges for our executive leadership team. For more details, see Variable or at-risk compensation on page 76.

Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.

ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Notes

•
Number of ESUs at vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (we used a five-day weighted average prior to awards granted in 2012).

•
Starting in 2012, the committee and the Board approved a change to the ESU measures to adopt relative TSR as the single performance measure and adjusted the performance multiplier to introduce a floor of 50% of target, while keeping the maximum award at 150% of target.

The performance multiplier is determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

If TransCanada's relative TSR is	Then the performance multiplier is

At or below the 25th percentile of the ESU peer group (threshold)	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is between:

At the 50th percentile of the ESU peer group (target)	1.00	• threshold and target, or • target and maximum

At or above the 75th percentile of the ESU peer group (maximum)	1.50

Prior to 2012, ESU awards were granted with multiple performance measures and relative weightings (see page 86 for more information).

The Board may use its discretion to adjust the performance multiplier if it deems it appropriate based on market factors or other extraordinary circumstances (such as a transaction which would skew the performance of any peer group member). However, the Board uses its discretion sparingly because it seeks to maintain the objectivity of the TSR measurement.

Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved in 2013. We are required to bring the plan to shareholders for approval every three years and the plan is administered by the Human Resources committee, which is composed entirely of independent directors. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees, subject to the limitation that no participant can be awarded more than 20% of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10% or less of our issued and outstanding shares.

78 -- TransCanada PipeLines Limited

Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.

Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated annually. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.

Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options.

Adjustments
The number of shares subject to such option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•
the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•
a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.

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
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

For more details on stock options, see Equity compensation plan information on page 101.

See the Compensation on termination table on page 104 for the effect of certain employment events on participants' entitlements under the plan.

2013 Annual information form -- 79

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

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. This is 100% for the CEO and 60% for the other named executives, as determined by TransCanada. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,770 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $173,000 per year.

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

80 -- TransCanada PipeLines Limited

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 770 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $173,000 per year) including the named executives.

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

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 102 for details.

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

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,660, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

2013 Annual information form -- 81

COMPENSATION DECISIONS IN 2014
The Board's compensation decisions in 2014 included: base salary adjustments, short-term incentive awards for 2013 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 89.

The Board also determined the performance multiplier for the 2011 ESU award (see page 86 for details), and approved our 2014 annual corporate objectives which will serve as the basis for determining short-term incentive awards for 2014.

Base salary
Every year, management conducts a market compensation review with its external consultant to align the guideposts with reference to median base salary levels in our comparator group. Three of our named executives received an increase to base salary to maintain competitiveness with our comparator group and recognize proficiency in their roles. The average annual increase was 7.1%, largely due to Mr. Johannson's adjustment to reflect development in his role.

Mr. Girling's base salary positioning against our comparator group remained competitive at the existing 2013 level so no adjustment was made for 2014.

Base salary adjustments go into effect on March 1, 2014.

Short-term incentive
Short-term incentive awards were determined for 2013 based on each executive's target (expressed as a percentage of base salary) and performance against corporate, business/functional and individual objectives approved by the Board at the beginning of the year.

You can find more details in the executive profiles that follow.

82 -- TransCanada PipeLines Limited

Corporate performance
The following summarizes our corporate performance against annual objectives.

You can find definitions of these terms and more information about our financial and business performance in our 2013 MD&A (on www.transcanada.com and www.sedar.com).

	2013 target	2013 results	Rating (0-2.0)	Weighting	Factor

1. Maximized 2013 financial performance

Net income per share	$2.10-$2.20	$2.36

Funds generated from operations (millions)	$3,199-$3,269	$4,000	1.9	40%	0.8

2. Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions

Safety	Top quartile	Met

Compliance	No material issues	Exceeded

People	Various targets	Met

Systems	ERP implementation	Met

Credit ratings	"A" grade stable	Exceeded	1.2	30%	0.4

Long-term risks reduced	Canadian Mainline restructuring	Exceeded

Long-term capacity	Various targets	Met

Asset integrity and availability	Various targets	Not met

3. Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities

Major projects	On time, on budget	Met

Keystone XL permit	Obtained	Not met

Energy East	Commercial support	Exceeded	1.4	30%	0.4

New projects secured	$5 billion	$19 billion

Overall Corporate factor (1. + 2. + 3.)				100%	1.6

Notes

•
Reported Net income per share was $2.42. The Board excluded the impact of favourable mark-to-market adjustments and income tax law changes totalling $0.06.

•
We calculate Net income per share based on the weighted average number of our shares outstanding (707 million in 2013).

•
Funds generated from operations is a non-GAAP measure and does not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

The Board approved a Corporate factor of 1.6, as calculated above, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining the 2013 annual incentive awards for all employees.

2013 Annual information form -- 83

The following provides context for the performance ratings in the table above:

Key Performance Areas	2013 Results

Maximized 2013 financial performance	• Net income per share and funds generated from operations were higher than target as a result of an increase in allowed return on equity on the Canadian Mainline, higher power prices and higher volumes on our Keystone Pipeline System.
• In determining the financial performance rating, the Board excluded a favorable tax adjustment resulting from legislative changes and positive fair value adjustments relating to risk management activities totalling $0.06 per share.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions	• Safety is our number one priority, and the diligent efforts of our employees resulted in top quartile or decile performance against industry benchmarks. The Board took note of the unfortunate loss of life of a contractor employee at a contractor construction site that had been established in conjunction with one of our projects, in determining the overall results.
•  We successfully implemented an enterprise resource planning system that will standardize business processes and simplify our business systems environment.
•  We raised $5 billion in capital at attractive rates. We prudently managed our capital structure to preserve our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
•  The implementation of the NEB's decision on our Canadian Mainline restructuring proposal application was a key priority in 2013. We were awarded an 11.5 per cent return on 40 per cent deemed common equity. We reached a settlement with three Canadian local natural gas distribution customers which is intended to provide a stable, long-term solution to meet future demand growth. We also secured 2.5 Bcf/d of renewed contractual shipping commitments through 2016.
• Asset performance met or exceeded targets with the exception of two critical gas pipeline incidents which reduced the overall rating.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities	• We completed $4.5 billion of infrastructure projects including the Bruce Power refurbishment. The Gulf Coast project, an extension of the Keystone Pipeline System, was largely completed during the year and began delivering crude oil from Cushing, Oklahoma to refineries on the U.S. Gulf Coast in early 2014. We advanced our Keystone XL project although we continue to wait for issuance of the permit to begin construction.
• During 2013 we captured an additional $19 billion of commercially secured growth opportunities. They include the Energy East Pipeline project which would convert a portion of our existing Canadian Mainline from natural gas to crude oil service and link growing crude oil production in Western Canada to refineries and export terminals in Eastern Canada, the Prince Rupert Gas Transmission project that would move natural gas to Canada's West Coast for liquefaction and shipment to Asian markets, further expansion of the NGTL System, and the Heartland and TC Terminals crude oil infrastructure projects in Alberta.

84 -- TransCanada PipeLines Limited

Long-term incentives
Long-term incentives were awarded in 2014 based on assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success. The long-term incentive awards granted to our named executives were all within the target range.

The awards were allocated 50% each to ESUs and stock options.

Executive share units
The committee and the Board approved a 2014 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR	100%	January 1, 2014 to December 31, 2016

You can find more information about our ESU plan on page 78.

Stock options

The committee and Board approved a February 25, 2014 grant of stock options at an exercise price of $49.03. They reviewed the valuation prepared by management's external consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
a 17% volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.8%
•
a risk-free interest rate of 1.8%, and
•
an expected life of 6.0 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 96.

2013 Annual information form -- 85

PAYOUT OF 2011 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2011 vested on December 31, 2013, and will be paid in March 2014. This award provided for a performance multiplier from 0 to 1.5 based on the Board's assessment of how well we performed against pre-established measures over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.26, based on the Board's consideration of the following results:

		Performance level targets for 2011 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier	Weighting	Weighted multiplier

Absolute TSR	January 2011 to December 2013	14%	27%	39%	44%	1.5	30%	0.45

Relative TSR against the peer group (see below)	January 2011 to December 2013	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P53	1.1	30%	0.32

Earnings per share (comparable)	Cumulative annual results (2011 to 2013)	$5.85	$6.40	$7.18	$6.35	1.0	6.25%	0.06

Net income (excluding adjustments, see below) (millions)	Cumulative annual results (2011 to 2013)	$4,116	$4,496	$5,049	$4,542	1.0	6.25%	0.07

Funds generated from operations per share (equity method)	Cumulative annual results (2011 to 2013)	$12.42	$13.57	$15.26	$15.24	1.5	6.25%	0.09

Funds generated from operations (millions) (equity method)	Cumulative annual results (2011 to 2013)	$8,712	$9,515	$10,687	$10,735	1.5	6.25%	0.09

Operational, growth and other business considerations	January 2011 to December 2013	n/a	n/a	n/a	Exceeds target	1.2	15%	0.18

Performance multiplier								1.26

Notes

•
Multiplier and Weighted multiplier have been rounded in the table above.

•
Absolute and Relative TSR are calculated using $48.55, the five-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2013.

•
Comparable earnings per share, Funds generated from operations per share and Funds generated from operations are non-GAAP measures and do not have any standardized meanings prescribed by GAAP. You can find more information about these non-GAAP measures in Appendix B and in our 2013 MD&A.

•
Net income reflects net income attributable to common shares excluding mark-to-market adjustments and tax law changes.

86 -- TransCanada PipeLines Limited

Our peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Southern Company
Dominion Resources Inc.	Entergy Corporation	Spectra Energy Corporation
DTE Energy Company	Exelon Corporation	TransAlta Corporation
Duke Energy Corporation	Fortis Inc.	Williams Companies Inc.
Emera Inc.	Sempra Energy	Xcel Energy Inc.

Notes

•
Williams Companies (Williams) split out its oil and gas production business in January 2012. The company's former exploration and production business, WPX Energy, Inc., trades on the NYSE. We have used a standard methodology to calculate the TSR for this company under a spin-off situation. The WPX transaction is treated as a dividend reinvested in Williams based on closing prices the day of the transaction.

•
Two peer companies originally approved for the 2011 grant were removed from our analysis: El Paso Corporation and Southern Union Company. Kinder Morgan Inc. completed its acquisition of El Paso Corporation in May 2012. Energy Transfer Equity, L.P. completed its merger with Southern Union Company in March 2012.

Our share price over the performance period increased from $38.34 at the beginning of 2011 to $48.55 at the end of 2013. Our absolute TSR performance was 44% which exceeded the maximum performance level target of 39%.

Our relative TSR was above the median level (53rd percentile).

Over the three-year period our valuation metrics improved substantially relative to the peer group primarily due to our growing portfolio of commercially secured projects and positive future outlook. However this was partially offset by the impact that lengthy regulatory proceedings, project delays and lower earnings had on our share price.

The Board determined that Operational, growth and other business considerations over the three-year period exceeded expectations. In addition to the 2013 results outlined on pages 83 and 84, the Board also noted the following results for 2011 and 2012:

Core strategies	Results in 2011 and 2012

Maximize the full-life value of our infrastructure assets and commercial positions	• Negotiated settlements with shippers on Alberta System, Foothills, ANR Storage, Tuscarora, Great Lakes, Northern Border and TransQuébec & Maritimes Pipeline
•  Secured additional supply and market connections on gas and oil pipelines
•  Sundance A arbitration decision requiring that the unit be rebuilt preserving future value
•  Favourable ruling on the treatment of capacity market price issues in New York
•  Bruce Power West Shift Plus life extension outage on Unit 3
 Challenges:
• Decline in ANR and Great Lakes revenues

Commercially develop and build new asset development programs	• Continued to successfully execute our large capital expenditure program
•  Most projects on time and at or under budget
•  Completion of Keystone Phase 2 and Kibby Wind Phases 1 and 2
 Challenges:
• Bruce Power Units 1 and 2 completed but later than expected and at a higher cost

Cultivate a focused portfolio of high quality development options	• New projects included Canadian solar, Hardisty terminal, Bakken and Cushing marketlinks, Houston lateral, Horn River, Mexico gas pipelines, Coastal GasLink, and Napanee Generating Station

Maximize our competitive strengths	• Strong stakeholder relationships – under difficult circumstances (customers, media, government)
•  Breakthrough operational performance on several assets resulting in increased availability and lower costs
•  Top employee safety performance
•  Met or exceeded all asset reliability targets
• Maintained 'A' credit rating

2013 Annual information form -- 87

Awards to named executives
The table below is a summary of the details of the original 2011 ESU award and the amount paid to each named executive when the award vested at the end of 2013.

	2011 ESU award		2011 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs at vesting (includes dividend equivalents to Dec. 31, 2013)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	70,422.535	2,700,000	79,294.166		4,850,662	180%

Donald R. Marchand	13,693.271	525,000	15,418.305		943,184	180%

Alexander J. Pourbaix	43,427.230	1,665,000	48,898.060	1.26	2,991,241	180%

Gregory A. Lohnes	21,449.531	822,375	24,151.685		1,477,431	180%

Karl Johannson	10,892.019	417,600	12,264.169		750,236	180%

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $38.34 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2011)).

•
Number of ESUs at vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs at vesting.

•
Value of ESU payout is calculated using the valuation price of $48.55 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the vesting date (December 31, 2013)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2013, details of their compensation for 2013 and the two previous fiscal years, their share ownership as at December 31, 2013.

Base salary and long-term incentive awards for 2014 are also summarized for the named executives, with the exception of Mr. Lohnes who is retiring from TransCanada on February 28, 2014.

88 -- TransCanada PipeLines Limited

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2013 Key results

•
Strong financial results with record earnings
•
Secured $19 billion of new infrastructure projects, including Energy East, that support future growth
•
Enhanced value of existing assets including the Canadian Mainline, restructuring U.S. pipelines and the Bruce B contract extension
•
Provided strong visible leadership consistent with TransCanada's values

•
Mr. Girling's short-term incentive award is based on a combination of corporate performance (75%) and personal objectives and leadership (25%).
•
The short-term incentive award for 2013 performance was based on Mr. Girling's target of 100% of base salary.
•
Mr. Girling's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 150% and 400%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$1,300,000	$1,300,000	$1,100,000

Variable

Short-term incentive	1,950,000	1,200,000	1,350,000

Long-term incentive

ESUs	3,000,000	2,530,000	2,700,000

Stock options	2,200,000	2,070,000	900,000

Total direct compensation	$8,450,000	$7,100,000	$6,050,000

Change from last year	19%	17%	–

* Mr. Girling was appointed President and Chief Executive Officer on July 1, 2010. Year-over-year increases in Total direct compensation reflect development in his role as well as performance.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

4x	$5,200,000	$6,320,944	$2,600,000	$8,920,944	6.9x

2014 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$2,437,500	50%

Stock options	$2,437,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2013 Annual information form -- 89

Donald R. Marchand EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2013 Key results

•
Maintained 'A' grade credit rating
•
Completed $5 billion of financing
•
Maintained excellent communications with bondholders and shareholders
•
Oversaw strong financial control environment

•
Mr. Marchand's short-term incentive award is based on a combination of corporate performance (50%) and functional unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Marchand's target of 65% of base salary.
•
Mr. Marchand's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 102% and 275%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$515,000	$460,000	$410,000

Variable

Short-term incentive	525,000	460,000	450,000

Long-term incentive

ESUs	708,131	517,500	525,000

Stock options	708,130	517,500	175,000

Total direct compensation	$2,456,261	$1,955,000	$1,560,000

Change from last year	26%	25%	–

* Mr. Marchand was appointed Executive Vice-President and Chief Financial Officer on July 1, 2010. Year-over-year increases in Total Direct Compensation reflect development in his role as well as performance.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,030,000	$604,820	$515,000	$1,119,820	2.2x

2014 Compensation (as at March 1)

Fixed

Base salary	$530,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$861,250	50%

Stock options	$861,250	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

90 -- TransCanada PipeLines Limited

Alexander J. Pourbaix

 PRESIDENT, ENERGY AND OIL PIPELINES
(EXECUTIVE VICE-PRESIDENT AND PRESIDENT, DEVELOPMENT EFFECTIVE MARCH 1, 2014)

Mr. Pourbaix is responsible for our power, non-regulated gas storage and oil pipeline businesses.

2013 Key results

•
Strong financial results in both oil pipelines and energy
•
Commercial support for Energy East and Heartland projects
•
Bruce B contract extension

•
Mr. Pourbaix's short-term incentive award is based on a combination of corporate performance (50%) and business unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Pourbaix's target of 75% of base salary.
•
Mr. Pourbaix's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 125% and 325%, respectively.

Compensation (as at December 31)	2013	2012	2011

Fixed

Base salary	$780,000	$765,000	$740,000

Variable

Short-term incentive	975,000	800,000	1,050,000

Long-term incentive

ESUs	1,267,500	1,147,500	1,665,000

Stock options	1,267,500	1,147,500	555,000

Total direct compensation	$4,290,000	$3,860,000	$4,010,000

Change from last year	11%	-4%	—

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,560,000	$1,506,920	$780,000	$2,286,920	2.9x

2014 Compensation (as at March 1)

Fixed

Base salary	$800,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,400,000	50%

Stock options	$1,400,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2013 Annual information form -- 91

Gregory A. Lohnes

 EXECUTIVE VICE-PRESIDENT, OPERATIONS AND MAJOR PROJECTS

Mr. Lohnes is responsible for designing, building, operating and maintaining all facilities and infrastructure. These responsibilities include engineering and technical services, project management, construction, field operations, community, safety and environment, and procurement and shared services. Mr. Lohnes is retiring from TransCanada effective February 28, 2014.

2013 Key results

•
Top quartile/decile safety metrics
•
Led infrastructure organization to complete major projects and improvements
•
Operated facilities safely and reliably

•
Mr. Lohnes' short-term incentive award is based on a combination of corporate performance (50%) and functional unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Lohnes' target of 65% of base salary.
•
Mr. Lohnes' 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 95% and 225%, respectively.

Compensation (as at December 31)	2013	2012*	2011

Fixed

Base salary	$585,000	$575,000	$510,000

Variable

Short-term incentive	555,000	470,000	550,000

Long-term incentive

ESUs	658,125	562,500	822,375

Stock options	658,125	562,500	274,125

Total direct compensation	$2,456,250	$2,170,000	$2,156,500

Change from last year	13%	1%	–

* In recognition of his appointment to Executive Vice-President, Operations and Major Projects on November 1, 2012, the Human Resources committee and Board increased Mr. Lohnes' annual base salary rate from $525,000 to $575,000.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,170,000	$1,022,545	$585,000	$1,607,545	2.8x

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

92 -- TransCanada PipeLines Limited

Karl Johannson PRESIDENT, NATURAL GAS PIPELINES Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2013 Key results

•
Strong financial performance
•
Successful restructuring of Canadian Mainline to enable long-term competitiveness
•
Captured northeast British Columbia supply/infrastructure

•
Mr. Johannson's short-term incentive award is based on a combination of corporate performance (50%) and business unit performance, personal objectives and leadership (50%).
•
The short-term incentive award for 2013 performance was based on Mr. Johannson's target of 65% of base salary.
•
Mr. Johannson's 2013 short-term and long-term incentive awards as a percentage of 2013 base salary were 105% and 235%, respectively.

Compensation (as at December 31)*	2013	2012	2011

Fixed

Base salary	$475,000	$465,000	$360,000

Variable

Short-term incentive	500,000	405,000	512,500

Long-term incentive

ESUs	558,135	353,333	417,600

Stock options	558,134	426,667	104,400

Total direct compensation	$2,091,269	$1,650,000	$1,394,500

Change from last year	27%	18%	–

* Mr. Johannson was appointed President, Natural Gas Pipelines on November 1, 2012. Year-over-year increases in Total Direct Compensation reflect development in his role as well as performance. Additionally, in recognition of his appointment in 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2013 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$950,000	$1,045,471	$475,000	$1,520,471	3.2x

2014 Compensation (as at March 1)

Fixed

Base salary	$550,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$756,250	50%

Stock options	$756,250	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $47.27 for TransCanada shares as at December 31, 2013.

2013 Annual information form -- 93

Executive compensation – 2013 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2013, 2012 and 2011.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling	2013	1,300,008	3,000,000	2,200,000	1,950,000	0	217,000	33,001	8,700,009
President &	2012	1,266,674	2,530,000	2,070,000	1,200,000	0	1,592,000	20,640	8,679,314
Chief Executive Officer	2011	1,083,338	2,700,000	900,000	1,350,000	109,200	722,000	10,833	6,875,371

Donald R. Marchand	2013	505,838	708,131	708,130	525,000	0	476,000	6,717	2,929,816
Executive Vice-President &	2012	451,674	517,500	517,500	460,000	0	356,000	86,784	2,389,458
Chief Financial Officer	2011	403,338	525,000	175,000	450,000	31,080	241,000	4,033	1,829,451

Alexander J. Pourbaix	2013	777,500	1,267,500	1,267,500	975,000	0	204,000	52,775	4,544,275
President, Energy &	2012	760,834	1,147,500	1,147,500	800,000	0	227,000	50,908	4,133,742
Oil Pipelines	2011	733,338	1,665,000	555,000	1,050,000	109,200	250,000	55,333	4,417,871

Gregory A. Lohnes	2013	583,334	658,125	658,125	555,000	0	154,000	8,365	2,616,949
Executive Vice-President,	2012	530,834	562,500	562,500	470,000	0	533,000	10,968	2,669,802
Operations & Major Projects	2011	508,334	822,375	274,125	550,000	33,600	119,000	5,083	2,312,517

Karl Johannson	2013	473,340	558,135	558,134	500,000	0	142,000	8,310	2,239,919
President, Natural Gas	2012	380,836	353,333	426,667	405,000	0	979,000	104,914	2,649,750
Pipelines	2011	358,334	417,600	104,400	512,500	50,400	79,000	26,468	1,548,702

Notes

•
Mr. Lohnes was appointed Executive Vice-President, Operations and Major Projects on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as President, Natural Gas Pipelines.

•
Mr. Johannson was appointed President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $46.98 in 2013, $44.23 in 2012 and $38.34 in 2011.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $47.09 in 2013, $41.95 in 2012 and $37.93 in 2011. See Stock option valuation below for more information about the methodology.

To recognize Mr. Johannson's appointment as President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
Long-term incentive plans for 2011 includes the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The final dividend accrual was awarded for 2011. The Board determined an annual unit value of $1.68 per unit for 2011 be awarded.

See Non-equity long-term incentive plan below for more information about the plan.

94 -- TransCanada PipeLines Limited

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2013, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2013	2012	2011

Mr. Pourbaix	$45,000	$43,500	$48,000

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2013	2012	2011

Mr. Girling	$13,000	$12,178	$10,833
Mr. Marchand	5,058	4,395	4,033
Mr. Pourbaix	7,775	7,408	7,333
Mr. Lohnes	5,833	5,107	5,083
Mr. Johannson	4,733	3,660	3,583

  •
  cash payments if the named executive elected to receive payment in lieu of his vacation entitlement from the previous year:
	2013	2012	2011

Mr. Girling	$20,001	$ 8,462	$ –
Mr. Marchand	1,659	7,096	–
Mr. Pourbaix	–	–	–
Mr. Lohnes	–	1,962	–
Mr. Johannson	3,577	12,462	22,885

•
Perquisites in 2013 and 2011 are not included because they are less than $50,000 and 10% of each named executive's total base salary. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceeded this threshold. They included:

  •
  Mr. Marchand: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $4,164, a reserved parking space valued at $5,628, a car allowance of $18,000 and a golf club share purchase of $43,000.

  •
  Mr. Johannson: a flexible perquisite allowance of $4,500, luncheon and club membership annual dues of $5,098, a reserved parking space valued at $5,628, a car allowance of $11,000, a residual value for a lease that expired under our discontinued executive auto lease program of $2,191 and a golf club share purchase of $60,375.

2013 Annual information form -- 95

Additional notes to the summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.

The committee and Board approved the Binomial valuation model as the methodology to determine stock option awards beginning in 2012. The Binomial valuation model is a generally accepted valuation method for stock options. Starting in 2012, the Binomial valuation model is used to calculate TransCanada's accounting value, which we now use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management's external consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.

For stock option grants prior to 2012, management's external consultant calculated a compensation value for TransCanada using the Binomial valuation model. The committee and Board used the higher of this compensation value or a 'floor-value' of 15% of the exercise price to determine the fair value of each stock option.

For accounting purposes prior to 2012, the grant date fair value determined for the 2011 annual stock option award using the Black-Scholes model was $2.93 per stock option.

The table below is a summary of the binomial value (floor value for the grant in 2011) and the final compensation value of the stock option awards granted in 2013, 2012 and 2011:

Grant date	Exercise price ($)	Binomial value ($)	Floor value ($)	Compensation value of each stock option ($)

February 15, 2013	$47.09	$5.74	$ –	$5.74

November 2, 2012	45.29	5.16	–	5.16
February 17, 2012	41.95	5.37	–	5.37

February 18, 2011	37.93	2.30	5.69	5.69

Total option exercises in 2013 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2013, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	207,326	$2,693,587

Donald R. Marchand	15,000	248,550

Alexander J. Pourbaix	107,326	1,169,868

Gregory A. Lohnes	35,990	452,575

Karl Johannson	15,424	152,581

96 -- TransCanada PipeLines Limited

Non-equity long-term incentive plan
The 2011 amounts under Long-term incentive plans in the Summary compensation table reflect the value awarded from a grandfathered dividend-value plan. Grants have not been made under the plan since 2003.

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

2013 Annual information form -- 97

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2013. Year-end values are based on $48.54, the closing price of TransCanada shares on the TSX at December 31, 2013.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	83,857	39.75	25-Feb-2015	737,103	128,273	3,113,179	–
	100,000	31.97	23-Feb-2016	1,657,000
	100,000	31.93	14-Sep-2016	1,661,000
	133,080	35.08	26-Feb-2017	1,791,257
	100,000	36.90	16-Jun-2017	1,164,000
	158,172	37.93	18-Feb-2018	1,678,205
	385,475	41.95	17-Feb-2019	2,540,280
	383,275	47.09	15-Feb-2020	555,749

Donald R. Marchand	13,368	38.10	22-Feb-2014	139,562	28,329	687,544	–
	10,063	39.75	25-Feb-2015	88,454
	12,000	31.97	23-Feb-2016	198,840
	11,787	35.08	26-Feb-2017	158,653
	47,500	36.26	29-Jul-2017	583,300
	30,756	37.93	18-Feb-2018	326,321
	96,369	41.95	17-Feb-2019	635,072
	123,368	47.09	15-Feb-2020	178,884

Alexander J. Pourbaix	83,857	39.75	25-Feb-2015	737,103	56,117	1,361,958	–
	100,000	31.97	23-Feb-2016	1,657,000
	95,057	35.08	26-Feb-2017	1,279,467
	27,500	36.26	29-Jul-2017	337,700
	97,540	37.93	18-Feb-2018	1,034,899
	213,687	41.95	17-Feb-2019	1,408,197
	220,819	47.09	15-Feb-2020	320,188

Gregory A. Lohnes	30,608	39.75	25-Feb-2015	269,044	28,323	687,394	–
	45,000	31.97	23-Feb-2016	745,650
	38,973	35.08	26-Feb-2017	524,577
	27,500	36.26	29-Jul-2017	337,700
	48,177	37.93	18-Feb-2018	511,158
	104,749	41.95	17-Feb-2019	690,296
	114,656	47.09	15-Feb-2020	166,251

Karl Johannson	11,740	39.75	25-Feb-2015	103,195	20,994	509,530	–
	18,000	31.97	23-Feb-2016	298,260
	19,011	35.08	26-Feb-2017	255,888
	18,348	37.93	18-Feb-2018	194,672
	32,899	41.95	17-Feb-2019	216,804
	48,450	45.29	2-Nov-2019	157,463
	97,236	47.09	15-Feb-2020	140,992

98 -- TransCanada PipeLines Limited

Notes

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2013.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2013. The value is calculated by multiplying 50% of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2011 vested on December 31, 2013, and will be paid in March 2014. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2013. It also shows the total amount they earned from non-equity incentive plan awards in 2013.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	2,090,821	4,850,662	1,950,000

Donald R. Marchand	491,843	943,184	525,000

Alexander J. Pourbaix	1,188,971	2,991,241	975,000

Gregory A. Lohnes	602,824	1,477,431	555,000

Karl Johannson	223,765	750,236	500,000

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2010 ESU awards for the named executives. See the Payout of 2011 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2013. This amount is shown under Annual incentive plans in the Summary compensation table on page 94.

2013 Annual information form -- 99

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested in 2013 (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	17-Feb-2012	385,475	41.95	128,492	47.39	698,996
	18-Feb-2011	158,172	37.93	52,724	47.39	498,769
	16-Jun-2010	100,000	36.90	33,333	47.11	340,330
	26-Feb-2010	133,080	35.08	44,360	47.54	552,726

Donald R. Marchand	17-Feb-2012	96,369	41.95	32,123	47.39	174,749
	18-Feb-2011	30,756	37.93	10,252	47.39	96,984
	29-Jul-2010	47,500	36.26	15,833	47.07	171,155
	26-Feb-2010	11,787	35.08	3,929	47.54	48,955

Alexander J. Pourbaix	17-Feb-2012	213,687	41.95	71,229	47.39	387,486
	18-Feb-2011	97,540	37.93	32,514	47.39	307,582
	29-Jul-2010	27,500	36.26	9,167	47.07	99,095
	26-Feb-2010	95,057	35.08	31,686	47.54	394,808

Gregory A. Lohnes	17-Feb-2012	104,749	41.95	34,916	47.39	189,943
	18-Feb-2011	48,177	37.93	16,059	47.39	151,918
	29-Jul-2010	27,500	36.26	9,167	47.07	99,095
	26-Feb-2010	38,973	35.08	12,991	47.54	161,868

Karl Johannson	2-Nov-2012	48,450	45.29	16,150	46.98	27,294
	17-Feb-2012	32,899	41.95	10,966	47.39	59,655
	18-Feb-2011	18,348	37.93	6,116	47.39	57,857
	26-Feb-2010	19,011	35.08	6,337	47.54	78,959

100 -- TransCanada PipeLines Limited

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2013 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	7,393,698	40.57	10,507,290

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	7,393,698	40.57	10,507,290

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2011	703,861,065	7,093,124	4,388,112	970,018	1.01	1.63	0.14

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Dec. 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27

Feb. 25, 2014	707,482,943	9,644,358	8,215,001	2,292,289	1.36	2.52	0.32

2013 Annual information form -- 101

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2013		Annual benefits payable

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Russell K. Girling	18.00	717,000	1,261,000	10,680,000	217,000	65,000	10,962,000

Donald R. Marchand	19.92	240,000	402,000	3,485,000	476,000	21,000	3,982,000

Alexander J. Pourbaix	18.00	365,000	709,000	5,169,000	204,000	(208,000)	5,165,000

Gregory A. Lohnes	20.33	300,000	412,000	4,763,000	154,000	131,000	5,048,000

Karl Johannson	18.00	170,000	291,000	3,216,000	142,000	37,000	3,395,000

Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. They each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•
Mr. Lohnes continued to accrue credited service in the registered pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable earnings were based on one U.S. dollar equal to one Canadian dollar, and included both the U.S. base salary and annual short-term incentive award up to the pre-established maximum amount.

•
Annual benefits payable at year end is the annual lifetime benefit, based on the years of credited service and the actual pensionable earnings history.

•
Annual benefits payable at age 65 is the annual lifetime benefit at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history.

•
Opening and closing present value of defined benefit obligation is at December 31, 2012 and December 31, 2013, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2012 and 2013 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2013, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $304 million at December 31, 2013. The current service costs were approximately $7 million and the interest costs were approximately $12 million for a total of $19 million.

The accrued pension obligation is calculated using the method prescribed by the Canadian Institute of Chartered Accountants and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.

You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2013 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

102 -- TransCanada PipeLines Limited

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

The employee stock plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

2013 Annual information form -- 103

Compensation on termination
The table below shows how each named executive's compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the

	Death	number of months in the current year prior to the separation date.

ESUs	Resignation	Vested units are paid out, unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

	Termination without cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).

104 -- TransCanada PipeLines Limited

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

2013 Annual information form -- 105

Change of control
Under the terms of the employment agreements, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 20% of TransCanada's voting shares (employment agreements renewed or entered in 2013 or later will be amended to change the threshold to more than 50% of TransCanada's voting shares), or
•
more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

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

106 -- TransCanada PipeLines Limited

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2013 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Without termination ($)	Termination without cause ($)

Russell K. Girling	–	15,844,598	6,350,662	11,845,997	13,945,976	25,581,775

Donald R. Marchand	–	4,426,876	1,421,517	2,713,600	3,042,626	5,945,274

Alexander J. Pourbaix	–	9,177,409	3,932,908	6,724,357	7,345,480	12,344,148

Gregory A. Lohnes	–	4,752,357	2,002,431	3,393,642	3,662,367	7,037,293

Karl Johannson	–	4,028,635	1,222,736	2,099,732	2,234,559	5,001,358

Notes

•
If we require the named executives to comply with the non-competition provision in their employment agreement, they would receive the following lump-sum payments:

Mr. Girling	$2,800,008
Mr. Marchand	993,337
Mr. Pourbaix	1,721,667
Mr. Lohnes	1,110,000
Mr. Johannson	947,508

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
The amounts from share-based compensation include the following assumptions for some separation events:

  Payouts of outstanding 2011 ESU awards

  •
  include additional units from reinvested dividends up to and including the fourth quarter of 2013, based on $48.55, the five-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2013

  •
  the performance multiplier as determined by the committee and the Board.

  Accelerated vesting of stock options

  •
  any incremental gain due to accelerated vesting

  •
  the difference between the exercise price and $48.54, the 2013 year-end closing price of TransCanada shares on the TSX.

•
ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•
The column Without termination under With a change of control amounts reflect the incremental gain due to the accelerated vesting of ESUs and stock options.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause, with and without a deemed change of control, and the additional payment for the non-competition provision.

2013 Annual information form -- 107

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
c)
annual corporate and business/functional and individual performance objectives utilized in determining incentive compensation or other awards to officers; and
d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.
v)
taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi)
the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;
vii)
approving certain matters relating to all employees, including:
a)
the annual salary policy/program for employees;
b)
new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and
c)
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

109 -- TransCanada PipeLines Limited

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

2013 Annual information form -- 110

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

111 -- TransCanada PipeLines Limited

Appendix B
Non-GAAP measures

In our disclosure, we report on the following non-GAAP measures as certain key financial metrics and performance goals:

•
EBITDA
•
EBIT
•
Funds generated from operations
•
Comparable earnings
•
Comparable earnings per common shares
•
Comparable EBITDA
•
Comparable EBIT

These measures do not have a standardized meaning under U.S. generally accepted accounting principles (GAAP) and, where applicable, Canadian generally accepted accounting principles as defined in Part V of the Canadian Institute of Chartered Accountants Handbook and may, therefore, not be comparable to similar measures used by other companies.

We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgment and make informed decisions to identify specific items to exclude, some of which may occur again.

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

See our 2013 MD&A for:

•
a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash from operations, in the Cash from operating activities table in the Financial condition section.

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

Comparable measure	Original measure

comparable earnings	net income attributable to common shares

comparable earnings per common share	net income per common share

comparable EBITDA	EBITDA

comparable EBIT	EBIT

Our decision not to include a specific item is subjective and made after careful consideration. These may include:

•
certain fair value adjustments relating to risk management activities
•
income tax refunds and adjustments
•
gains or losses on sales of assets
•
legal and bankruptcy settlements
•
impact of regulatory or arbitration decisions relating to prior year earnings, or
•
write-downs of assets and investments.

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

2013 Annual information form -- 112

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES