Form 40-F/A
period 2014-12-31
TRANSCANADA PIPELINES LTD
filed 2015-03-23
CIK 99070

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

TRANSCANADA PIPELINES LIMITED (Exact Name of Registrant as specified in its charter)
Canada (Province or jurisdiction of incorporation or organization)
4922, 4923, 4924, 5172 (Primary Standard Industrial Classification Code Number (if applicable))
Not Applicable (I.R.S. Employer Identification Number (if applicable))
TransCanada Tower, 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1 (403) 920-2000 (Address and telephone number of Registrant's principal executive offices)

TransCanada PipeLine USA Ltd., 700 Louisiana Street, Suite 700
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

At December 31, 2014, 779,605,870 common shares,
which are all owned by TransCanada Corporation, were issued and outstanding

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

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its Annual report on Form 40-F for the year ended December 31, 2014 which was filed with the Securities and Exchange Commission (the "Commission") on February 13, 2015, to include TCPL's Annual information form for the year ended December 31, 2014.

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

TRANSCANADA PIPELINES LIMITED
Per:	/s/ DONALD R. MARCHAND DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer
Date: March 23, 2015

DOCUMENTS FILED AS PART OF THIS REPORT

*13.1	Management's discussion and analysis (included on pages 1 through 96 of the TCPL 2014 Management's discussion and analysis and audited consolidated financial statements).
*13.2

2014 Audited consolidated financial statements (included on pages 97 through 156 of the TCPL 2014 Management's discussion and analysis and audited consolidated financial statements), including the auditors' report thereon.

13.3	TCPL's Annual information form for the year ended December 31, 2014.

*
previously filed.

EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

TransCanada PipeLines Limited

2014 Annual information form

March 16, 2015

Table of Contents

Presentation of information	2
Forward-looking information	2
TransCanada PipeLines Limited	4
Corporate structure	4
Intercorporate relationships	5
General development of the business	5
Developments in the Natural Gas Pipelines business	6
Developments in the Liquids Pipelines business	11
Developments in the Energy business	14
Business of TCPL	17
Natural Gas Pipelines business	18
Liquids Pipelines business	20
Regulation of the Natural Gas and Liquids Pipelines businesses	20
Energy business	22
General	24
Employees	24
Health, safety and environmental protection and social policies	25
Risk factors	26
Dividends	26
Description of capital structure	27
Share capital	27
Debt	27
Credit ratings	28
DBRS	28
Moody's	28
S&P	29
Market for securities	29
Directors and officers	30
Directors	30
Board committees	31
Officers	32
Conflicts of interest	32
Corporate governance	32
Audit committee	33
Relevant education and experience of members	33
Pre-approval policies and procedures	34
External auditor service fees	34
Loans to directors and executives	34
Securities owned by directors	34
Compensation of directors	35
Executive compensation	35
Legal proceedings and regulatory actions	35
Transfer agent and registrar	36
Material contracts	36
Interest of experts	36
Additional information	36
Glossary	37
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

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2014 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Information in relation to metric conversion can be found at Schedule A to this AIF. The Glossary found at the end of this AIF contains certain terms defined throughout this AIF and abbreviations and acronyms that may not otherwise be defined in this document.

Certain portions of TCPL's Management's discussion and analysis dated February 13, 2015 (MD&A) are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR (www.sedar.com) under TCPL's profile.

Financial information is presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP). We use certain financial measures that do not have a standardized meaning under GAAP and therefore they may not be comparable to similar measures presented by other entities. Refer to the About this document – Non-GAAP measures section of the MD&A for more information about the non-GAAP measures we use and a reconciliation to their GAAP equivalents, which section of the MD&A is incorporated by reference herein.

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

2    TCPL Annual information form 2014

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

TCPL Annual information form 2014    3

TransCanada PipeLines Limited

CORPORATE STRUCTURE
TCPL's head office and registered office are located at 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1. TCPL is a Canadian public company. Significant dates and events are set forth below.

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

4    TCPL Annual information form 2014

INTERCORPORATE RELATIONSHIPS
The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TCPL's principal subsidiaries as at Year End. Each of the subsidiaries shown has total assets that exceeded 10 per cent of the total consolidated assets of TCPL or revenues that exceeded 10 per cent of the total consolidated revenues of TCPL as at Year End. TCPL beneficially owns, controls or directs, directly or indirectly, 100 per cent of the voting shares in each of these subsidiaries.

The above diagram does not include all of the subsidiaries of TCPL. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets of TCPL as at Year End or total consolidated revenues of TCPL for the year then ended.

General development of the business

We operate our business in three segments: Natural Gas Pipelines, Liquids Pipelines and Energy. Natural Gas Pipelines and Liquids Pipelines are principally comprised of our respective natural gas and liquids pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.

Summarized below are significant developments that have occurred in our Natural Gas Pipelines, Liquids Pipelines and Energy businesses, respectively, and certain acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years and year to date in 2015.

TCPL Annual information form 2014    5

DEVELOPMENTS IN THE NATURAL GAS PIPELINES BUSINESS

Canadian Regulated Pipelines

Date	Description of development

NGTL System

May 2012	The Horn River project was completed, extending the NGTL System into the Horn River shale play in British Columbia (B.C.). The total contracted volumes for Horn River, including the extension, are expected to be approximately 900 million cubic feet per day (MMcf/d) by 2020.

June 2012	The National Energy Board (NEB) approved the Leismer-Kettle River Crossover project, a 77 km (46 miles) pipeline to expand the NGTL System with the intent of increasing capacity to meet demand in northeastern Alberta.

January 2013	The NEB issued its recommendation to the Governor-in-Council that the proposed Chinchaga Expansion component of the Komie North project be approved, but denied the proposed Komie North Extension component.

April 2013	The Leismer-Kettle River Crossover project was placed into service. The cost of the expansion was $150 million.

March 2014	We received an NEB Safety Order (the Order) in response to the recent pipeline releases on the NGTL System. The Order required us to reduce the maximum operating pressure on three per cent of NGTL's pipeline segments. We filed a request for a review and variance of the Order that would minimize gas disruptions while still maintaining a high level of safety.

March 2014	The NEB approved approximately $400 million in NGTL facility expansions that were in various stages of development or construction.

April 2014	The NEB granted the review and variance request with certain conditions. We are accelerating components of our integrity management program to address the NEB Order.

Fourth Quarter 2014	We continue to experience significant growth on the NGTL System as a result of growing natural gas supply in northwestern Alberta and northeastern B.C. from unconventional gas plays and substantive growth in intra-basin delivery markets. This demand growth is driven primarily by oil sands development, gas-fired electric power generation and expectations of B.C. west coast LNG projects. This demand for NGTL System services is expected to result in approximately 4.0 billion cubic feet per day (Bcf/d) of incremental firm services with approximately 3.1 Bcf/d related to firm receipt services and 0.9 Bcf/d related to firm delivery services. We will be seeking regulatory approvals in 2015 to construct new facilities to meet these service requests of approximately 540 km (336 miles) of pipeline, seven compressor stations, and 40 metre stations that will be required in 2016 and 2017 (2016/17 Facilities). The estimated total capital cost for the facilities is approximately $2.7 billion. Including the new 2016/17 Facilities, the North Montney Mainline, the Merrick Mainline, and other new supply and demand facilities, the NGTL System has approximately $6.7 billion of commercially secured projects in various stages of development.

North Montney Mainline

August 2013	We signed agreements for approximately two Bcf/d of firm gas transportation services to underpin the development of a major pipeline extension and expansion of the NGTL System to receive and transport natural gas from the North Montney area of B.C. The proposed North Montney Pipeline will include an interconnection with our proposed PRGT (as defined below) project to provide natural gas supply to the proposed Pacific NorthWest liquefied natural gas (LNG) export facility near Prince Rupert, B.C. and is expected to cost approximately $1.7 billion, which includes $100 million for downstream facilities. Under commercial arrangements, receipt volumes are expected to increase between 2016 and 2019 to an aggregate volume of approximately two Bcf/d and delivery volumes to the PRGT project are expected to be approximately 2.1 Bcf/d beginning in 2019. We also entered into arrangements with other parties for transportation services that will utilize the North Montney project facilities.

November 2013	We filed an application with the NEB to construct and operate the North Montney Pipeline.

February 2014	The NEB issued a Hearing Order for the North Montney Pipeline. The proposed project consists of approximately 300 km (186 miles) of pipeline and is expected to be placed in service in two sections, Aitken Creek in second quarter 2016 and Kahta in second quarter 2017.

December 2014	The hearing for the application before the NEB to build and operate this project concluded. We expect the NEB to issue its report and recommendations for the project by the end of April 2015.

Merrick Mainline

June 2014	We announced the signing of agreements for approximately 1.9 Bcf/d of firm natural gas transportation services to underpin the development of a major extension of our NGTL System. The proposed Merrick Mainline will transport natural gas sourced through the NGTL System to the inlet of the proposed Pacific Trail Pipeline that will terminate at the Kitimat LNG Terminal at Bish Cove near Kitimat, B.C. The proposed project will be an extension from the existing Groundbirch Mainline section of the NGTL System beginning near Dawson Creek, B.C. to its end point near the community of Summit Lake, B.C. The $1.9 billion project will consist of approximately 260 km (161 miles) of 48-inch diameter pipe. Subject to the necessary approvals, which includes the regulatory approval from the NEB for us to build and operate the pipeline, and a positive final investment decision (FID) for the Kitimat LNG project, we expect the Merrick Mainline to be in service in first quarter 2020.

6    TCPL Annual information form 2014

Date	Description of development

Revenue Requirement Settlements

December 2012	The current settlements for the NGTL System expired. Final tolls for 2013 were to be determined through either new settlements or rate cases and any orders resulting from the NEB's decision on the Canadian Restructuring Proposal.

August 2013	We reached settlement of the NGTL System annual revenue requirement for the years 2013 and 2014 with shippers and other interested parties (the NGTL 2013-2014 Settlement). The settlement fixed the return on equity (ROE) at 10.10 per cent on a 40 per cent deemed common equity, established an increase in the composite depreciation rate to 3.05 per cent and 3.12 per cent for 2013 and 2014, respectively, and fixed the operating, maintenance and administrative (OM&A) costs for 2013 at $190 million and 2014 at $198 million with any variance to our account. We also requested and received approval for changes to existing interim rates to reflect the settlement, effective September 1, 2013, pending a decision on the settlement application.

November 2013	The NEB approved the NGTL 2013-2014 Settlement and final 2013 rates, as filed, in November 2013.

October 2014	We reached a revenue requirement settlement with our shippers for 2015 on the NGTL System. The terms of the one year settlement included no changes to the ROE of 10.10 per cent on 40 per cent deemed equity, a continuation of the 2014 depreciation rates and a mechanism for sharing variances above and below a fixed OM&A expense amount. The settlement was filed with the NEB in October 2014.

February 2015	We received NEB approval for our revenue requirement settlement with our shippers for 2015 on the NGTL System. The terms of the one year settlement include continuation of the 2014 ROE of 10.10 per cent on 40 per cent deemed equity, continuation of the 2014 depreciation rates and a mechanism for sharing variances above and below a fixed OM&A expense amount that is based on an escalation of 2014 actual costs.

Canadian Mainline

May 2012	We received NEB approval to build new pipeline facilities to provide Ontario and Québec markets with additional gas supplies from the Marcellus shale basin.

May 2012	The additional open season for firm transportation service on the Canadian Mainline, to bring additional Marcellus shale gas into Canada, closed. We were able to accommodate an additional 50 MMcf/d from the Niagara metre station to Kirkwall, Ontario, effective November 2012.

November 2012	Transportation of natural gas supply from the Marcellus shale basin supply began moving on the Canadian Mainline.

January 2014	Shippers on the Canadian Mainline elected to renew approximately 2.5 Bcf/d of their contracts through November 2016.

Tolls and Tariff Applications and LDC Settlement

March 2013	We received the NEB decision on our Canadian Restructuring Proposal application to change the business structure and the terms and conditions of service for the Canadian Mainline. The NEB decision established a Toll Stabilization Account (TSA) to capture the surplus or the shortfall between our revenues and our cost of service for each year over the five year term of the decision. The NEB decision also identified certain circumstances that would require a new tolls application prior to the end of the five year term. One of those circumstances is if the TSA balance becomes positive, which occurred in 2013.

May 2013	We filed a compliance filing and an application for a review and variance of the NEB decision regarding the Canadian Restructuring Proposal.

June 2013	The NEB dismissed the review and variance application and set out a process to consider the tariff revisions. Additional changes to the Canadian Mainline's tariff were considered by the NEB as a separate application which was heard in an oral hearing.

July 2013	The NEB released its reasons for the dismissal. We began implementation of the NEB decision related to the Canadian Restructuring Proposal. Since implementation, an additional 1.3 Bcf/d of firm service originating at Empress, Alberta has been contracted for, more than doubling the contracted capacity of this location. The implementation of the NEB decision was a key priority in 2013 and with the ability to price discretionary services at market prices we were able to essentially meet our overall cost of service requirements for 2013.

September 2013	The Canadian Mainline and the three largest Canadian local distribution companies entered into a settlement (LDC Settlement) which was filed with the NEB for approval in December 2013. The LDC Settlement proposed to establish new fixed tolls for 2015 to 2020 and maintain tolls for 2014 at the current rates. The LDC Settlement calculated tolls for 2015 on a base ROE of 10.10 per cent on 40 per cent deemed common equity. It also included an incentive mechanism that requires a $20 million (after tax) annual contribution by us from 2015 to 2020, which could result in a range of ROE outcomes from 8.70 per cent to 11.50 per cent. The LDC Settlement would have enabled the addition of facilities in the Eastern Triangle to serve immediate market demand for supply diversity and market access. The LDC Settlement was intended to provide a market driven, stable, long-term accommodation of future demand in this region in combination with the anticipated lower demand for transportation on the Prairies Line and the Northern Ontario Line while providing a reasonable opportunity to recover our costs. The LDC Settlement also retained pricing flexibility for discretionary services and implemented certain tariff changes and new services as required by the terms of the settlement.

March 2014	The NEB responded to the LDC Settlement application we filed in December 2013. The NEB did not approve the application as a settlement but allowed us the option to continue with the application as a contested tolls application, amend the application or terminate the processing of the application. We amended the application with additional information.

TCPL Annual information form 2014    7

Date	Description of development

May 2014	The NEB released a Hearing Order that set out a hearing process and schedule for the 2015-2030 Mainline Tolls and Tariff Application that incorporates the LDC Settlement. The hearing concluded in September 2014.

November 2014	The NEB approved the Canadian Mainline's 2015-2030 Tolls and Tariff Application. The application reflected components of the LDC Settlement. The approval of this application provides a long-term commercial platform for both the Canadian Mainline and its shippers with a known toll design for 2015 to 2020 and certain parameters for a toll-setting methodology up to 2030. The platform balances the needs of our shippers while at the same time ensuring a reasonable opportunity to recover the capital from our existing facilities and any new facilities required to serve existing and new markets. Highlights of the approved application include our commitment to add increased pipeline capacity that allows eastern Canadian markets more access to Dawn and Niagara area supplies; renewal provisions that will give us the tools to gain more certainty over capacity requirements; fixed price tolls on one-year and longer firm transportation service; continued pricing discretion for shorter term and interruptible service; a known revenue requirement along with an incentive sharing mechanism that targets a return of 10.10 per cent on a deemed common equity of 40 per cent, with a possible range of outcomes from 8.70 per cent to 11.50 per cent; and the continued use of a deferral account that compensates for the differences between actual revenues and the fixed toll arrangement, plus an agreement that any overall variance in revenues for the 2015-2020 period is assigned to the eastern area shippers for the period beyond 2020.

Eastern Mainline Project

May 2014	We filed a project description with the NEB for the Eastern Mainline Project.

October 2014	We filed an application seeking NEB approval to build, own and operate new facilities for our existing Canadian Mainline natural gas transmission system in southeastern Ontario (Eastern Mainline Project). The new facilities are a result of the proposed transfer of a portion of the Canadian Mainline capacity from natural gas service to crude oil service as part of our Energy East Pipeline and an open season that closed in January 2014. The $1.5 billion capital project will add 0.6 Bcf/d of new capacity in the Eastern Triangle segment of the Canadian Mainline and will ensure appropriate levels of capacity are available to meet the requirements of existing shippers as well as new firm service commitments. The project is contingent upon the Energy East Pipeline and is subject to regulatory approvals expected to be issued simultaneously with regulatory approvals for the Energy East Pipeline. The project is expected to be in service by second quarter 2017.

Other Canadian Mainline Expansions

November 2014	In addition to the Eastern Mainline Project, we have executed new short haul arrangements in the Eastern Triangle portion of the Canadian Mainline that require new facilities, or modifications to existing facilities with a total capital cost estimate of $475 million with expected in-service dates between November 2015 and November 2016. These projects are subject to regulatory approval and, once constructed, will provide capacity needed to meet customer requirements in eastern Canada.

U.S. Pipelines

Bison Pipeline

July 2013	We sold an additional 45 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to TC PipeLines, LP (TCLP) for an aggregate purchase price of US$1.05 billion. We continued to hold a 30 per cent direct ownership interest in both pipelines.

October 2014	We closed the sale of our remaining 30 per cent interest in Bison to TCLP for cash proceeds of US$215 million.

GTN Pipeline

July 2013	We sold an additional 45 per cent interest in each of GTN and Bison to TCLP for an aggregate purchase price of US$1.05 billion. We continue to hold a 30 per cent direct ownership interest in both pipelines.

November 2014	We announced an offer to sell the remaining 30 per cent interest in GTN to TCLP. Subject to the satisfactory negotiation of terms and TCLP's board approval, the transaction is expected to close in late first quarter 2015. We continue to hold a 28.3 per cent interest in TCLP for which we are the General Partner.

February 2015	We announced that TransCanada had entered into an agreement to sell its remaining 30 per cent interest in GTN to TCLP for $446 million comprised of $253 million in cash, the assumption of $98 million in proportional GTN debt and the issuance of $95 million of new Class B units to TransCanada. TCLP plans to fund the cash portion of the transaction through the issuance of debt and common equity.

ANR Pipeline

June 2012	The FERC issued orders approving ANR's sale of its offshore assets to a newly created wholly owned subsidiary, TC Offshore LLC (TCO), allowing TCO to operate these assets as a stand alone interstate pipeline.

August 2012	The FERC approved ANR Storage Company's settlement with its shippers.

November 2012	TCO began commercial operations.

October 2013	We concluded a successful binding open season. We have executed firm transportation contracts for 350 MMcf/d at maximum tariff rates for 10 years on the ANR Lebanon Lateral Reversal project, which will entail modifications to existing facilities. The project substantially increases our ability to receive gas on ANR's Southeast Main Line (SEML) from the Utica/Marcellus shale areas.

8    TCPL Annual information form 2014

Date	Description of development

March 2014	We have secured nearly 2.0 Bcf/d of firm natural gas transportation commitments for existing and expanded capacity on ANR Pipeline's SEML. The capacity sales and expansion projects include reversing the Lebanon Lateral in western Ohio, additional compression at Sulphur Springs, Indiana, expanding the Rockies Express pipeline interconnect near Shelbyville, Indiana and 600 MMcf/d of capacity as part of a reversal project on the SEML. Capital costs associated with the ANR System expansions required to bring the additional capacity to market are currently estimated to be US$150 million. The capacity was subscribed at maximum rates for an average term of 23 years with approximately 1.25 Bcf/d of new contracts beginning service in late 2014. These secured contracts on the SEML will move Utica and Marcellus shale gas to points north and south on the system. ANR is also assessing further demand from our customers to transport natural gas from the Utica/Marcellus formation, which is expected to result in incremental opportunities to enhance and expand the system.

Great Lakes

November 2013	Great Lakes received Federal Energy Regulatory Commission (FERC) approval for a rate settlement with its shippers resulting in maximum recourse rates increasing by approximately 21 per cent resulting in a modest increase in revenues derived from its recourse rate contracts. The settlement includes a 17 month moratorium through March 2015 and requires us to have new rates in effect by January 1, 2018.

Northern Border

January 2013	Northern Border secured a final settlement agreement with its shippers that the FERC approved in December 2012, effective January 2013. The settlement rates for long haul transportation are approximately 11 per cent lower than 2012 rates and depreciation was lowered from 2.4 to 2.2 per cent. The settlement also includes a three year moratorium on filing cases or challenging the settlement rates but Northern Border must initiate another rate proceeding within five years.

Mexican Pipelines

Tamazunchale Pipeline Extension Project

February 2012	We signed a contract with the Comisión Federal de Electricidad (Mexico) (CFE) for the Tamazunchale Pipeline Extension project. Engineering, procurement and construction contracts were signed and construction related activities began.

November 2014	Construction of the US$600 million extension was completed. Delays from the original service commencement date in March 2014 were attributed primarily to archeological findings along the pipeline route. Under the terms of the transportation service agreement, these delays were recognized as a force majeure with provisions allowing for collection of revenue from the original service commencement date.

Topolobampo and Mazatlan Pipeline Projects

November 2012	The CFE awarded us with the contract to build, own and operate the Topolobampo pipeline project. The Topolobampo project is a 530 km (329 miles), 30-inch pipeline with a capacity of 670 MMcf/d and an estimated cost of US$1 billion that will deliver gas to Topolobampo, Sinaloa from interconnects with third party pipelines in El Oro, Sinaloa and El Encino, Chihuahua in Mexico.

November 2012	The CFE awarded us with the contract to build, own and operate the Mazatlan pipeline project from El Oro to Mazatlan, Mexico. The Mazatlan project is a 413 km (257 miles), 24-inch pipeline running from El Oro to Mazatlan, within the state of Sinaloa with a capacity of 200 MMcf/d and an estimated cost of US$400 million.

Fourth Quarter 2014	Permitting, engineering, and construction activities are advancing as planned for these two northwest Mexico pipelines. Both projects are supported by 25-year contracts with the CFE and are expected to be in service mid to late 2016.

Guadalajara

First Quarter 2013	The compressor station went into service.

International Gas Pipelines

Gas-Pacifico/INNERGY sale

November 2014	We closed the sale of our 30 per cent equity interests in Gas Pacifico/INNERGY at a price of $9 million. This sale marks our exit from the Southern Cone region of South America.

LNG Pipeline Projects

Coastal GasLink

June 2012	We were selected to design, build, own and operate the proposed Coastal GasLink. The 670 km (416 miles) pipeline is expected to have an initial capacity of 1.7 Bcf/d and will transport natural gas from the Montney gas producing region near Dawson Creek, B.C. to LNG Canada's proposed LNG export facility near Kitimat, B.C.

January 2014	We filed the Environmental Assessment Certificate (EAC) application with the B.C. Environmental Assessment Office (EAO). We focused on community, landowner, government and Aboriginal engagement as the project advances through the regulatory process. The pipeline would be placed in service near the end of the decade, subject to a FID to be made by LNG Canada after obtaining final regulatory approvals. We continue to advance this project and all costs would be recoverable should the project not proceed.

March 2014	The 180-day Environmental Assessment Office public review period began and included a 45-day public comment period. The B.C. Oil and Gas Commission (OGC) application was filed, together with an addendum to the B.C. Environmental Assessment application to capture recent route refinements. We began updating field work along the pipeline route to support the regulatory applications and refine the capital cost estimates in the second quarter.

TCPL Annual information form 2014    9

Date	Description of development

October 2014	The EAO issued an EAC for Coastal GasLink. In 2014, we also submitted applications to the OGC for the permits required under the Oil and Gas Activities Act to build and operate Coastal GasLink. Regulatory review of those applications is progressing on schedule, with permit decisions anticipated in first quarter 2015. We are currently continuing our engagement with Aboriginal groups and stakeholders along the pipeline route and are progressing detailed engineering and construction planning work to support the regulatory applications and refine the capital cost estimates. Pending the receipt of all required regulatory approvals and a positive FID from our customer, construction is anticipated in 2016, with an in-service date by the end of the decade. Should the project not proceed, our project costs (including AFUDC) are fully recoverable.

Prince Rupert Gas Transmission (PRGT)

January 2013	We were selected to design, build, own and operate the proposed 750 km (466 miles) PRGT. The proposed pipeline will transport natural gas primarily from the North Montney gas producing region near Fort St John, B.C. to the proposed Pacific Northwest LNG export facility near Prince Rupert, B.C. We were focused on Aboriginal, community, landowner and government engagement as the PRGT advances through the regulatory process with the EAO. We continued to refine our study corridor based on consultation and detailed studies to date.

April 2014	The EAC application was submitted to the EAO for a completeness review and the application was filed with the OGC. The EAC application was subsequently deemed complete by the EAO. The EAO initiated a 180-day review period which included a 45-day public comment period that was completed in July 2014.

November 2014	We received an EAC from the EAO. We have submitted our pipeline permit applications to the OGC for construction of the pipeline and anticipate receiving these permits in first quarter 2015. We have made significant changes to the project route since first announced, increasing it by 150 km (93 miles) to 900 km (559 miles), taking into account Aboriginal and stakeholder input. We continue to work closely with Aboriginal groups and stakeholders along the proposed route to create and deliver appropriate benefits to all impacted groups. We concluded a benefits agreement with the Nisga'a First Nation to allow 85 km (52 miles) of the proposed natural gas pipeline to run through Nisga'a Lands.

December 2014	Our customer announced the deferral of an FID. We continue to work with our contractors to refine capital cost estimates for the project. Once the permitting process with the OGC is complete, and Pacific NorthWest LNG secures the necessary regulatory approvals and proceeds with a positive FID, we will be in a position to begin construction. All costs would be fully recoverable should the project not proceed. The deferral of an FID past the end of 2014 has resulted in a deferral of the expected in-service date for the pipeline. The in-service date will depend on when our customer receives the necessary regulatory approvals and is in a position to make an FID.

Alaska

March 2012	Three major North Slope producers (the ANS Producers), along with us through participation in the Alaska LNG Project, announced agreement on a work plan aimed at commercializing North Slope natural gas resources through an LNG option.

May 2012	We received approval from the State of Alaska to suspend and preserve our activities on the Alaska/Alberta route and focus on the LNG alternative. This allowed us to defer our obligation to file for a U.S. FERC certificate for the Alberta route beyond fall 2012, our original deadline.

July 2012	The Alaska LNG Project announced a non-binding public solicitation of interest in securing capacity on a potential new pipeline system to transport Alaska's North Slope gas. The solicitation of interest took place between August 2012 and September 2012. There were a number of non-binding expressions of interest from potential shippers from a broad range of industry sectors in North America and Asia.

April 2014	The State of Alaska passed new legislation to provide a framework for us, the ANS Producers, and the Alaska Gasline Development Corp. (AGDC) to advance the development of an LNG export project.

June 2014	We executed an agreement with the State of Alaska to abandon the previous Alaska to Alberta project governance and framework and executed a new precedent agreement where we will act as the transporter of the State's portion of natural gas under a long-term shipping contract in the Alaska LNG Project. We also entered into a Joint Venture Agreement with the three major ANS Producers and AGDC to commence the pre-front end engineering and design (pre-FEED) phase of Alaska LNG Project. The pre-FEED work is anticipated to take two years to complete with our share of the cost to be approximately US$100 million. The precedent agreement also provides us with full recovery of development costs in the event the project does not proceed.

July 2014	The ANS Producers filed an export permit application with the U.S. Department of Energy for the right to export 20 million tonnes per annum of liquefied natural gas for 30 years.

September 2014	The FERC approved the National Environmental Policy Act (NEPA) pre-file request jointly made by us, the three major ANS Producers and AGDC. This approval triggers the NEPA environmental review process, which includes a series of community consultations.

Further information about developments in the Natural Gas Pipelines business can be found in the MD&A in the About our business – Our strategy, Natural Gas Pipelines – Results, Natural Gas Pipelines – Outlook, Natural Gas Pipelines – Understanding the Natural Gas Pipelines Business and Natural Gas Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

10    TCPL Annual information form 2014

DEVELOPMENTS IN THE LIQUIDS PIPELINES BUSINESS

Date	Description of development

Keystone Pipeline System

February 2012	We announced that what had previously been the Cushing to U.S. Gulf Coast section of the Keystone Pipeline System has its own independent value to the marketplace, and that we plan to build it as a stand alone pipeline which is not part of the Keystone XL Presidential Permit application.

May 2012	We filed revised fixed tolls for the second section of the Keystone Pipeline System extending from Steele City, Nebraska to Cushing, Oklahoma, with both the NEB and the FERC. The revised tolls, which reflect the final project costs of the Keystone Pipeline System, became effective in July 2012.

January 2014	We finished constructing the 780 km (485 miles) 36-inch pipeline of the Gulf Coast extension of the Keystone Pipeline System from Cushing, Oklahoma to the U.S. Gulf Coast, and crude oil transportation service on the project began. We projected an average pipeline capacity of 520,000 Bbl/d for the first year of operation. The completion of the Gulf Coast extension in January 2014 expanded the Keystone Pipeline System to a 4,247 km (2,639 miles) pipeline system that transports crude oil from Hardisty, Alberta, to markets in the U.S. Midwest and the U.S. Gulf Coast. To date, the Keystone Pipeline System has delivered more than 830 million barrels of crude oil from Canada to the U.S.

Cushing Marketlink

October 2012	We commenced construction on the Cushing Marketlink facilities which will facilitate the transportation of crude oil from the market hub at Cushing to the U.S. Gulf Coast refining market on facilities that form part of the Keystone Pipeline System.

September 2014	Construction was completed.

Houston Lateral and Terminal

Fourth Quarter 2014	Construction continues on the 77 km (48 miles) Houston Lateral pipeline and tank terminal which will extend the
Keystone Pipeline System to Houston, Texas refineries. The terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are expected to be completed in the second half of 2015.

Keystone XL

February 2012	We sent a letter to the U.S. Department of State (DOS) informing the DOS that we planned to file a Presidential Permit application in the near future for Keystone XL. We also informed the DOS that the Cushing to U.S. Gulf Coast portion of Keystone XL would be constructed outside of the Presidential Permit process.

May 2012	We filed a Presidential Permit application (cross-border permit) with the DOS for Keystone XL to transport crude oil from the U.S./Canada border in Montana to Steele City, Nebraska. We continued to work with the Nebraska Department of Environmental Quality (NDEQ) and various other stakeholders throughout 2012 to determine an alternative route in Nebraska that would avoid the Nebraska Sandhills. We proposed an alternative route to the NDEQ in April 2012, and then modified the route in response to comments from the NDEQ and other stakeholders.

September 2012	We submitted a Supplemental Environmental Report to the NDEQ for the proposed reroute for Keystone XL in Nebraska, and provided an environmental report to the DOS, required as part of the DOS review of our cross-border permit application.

January 2013	The NDEQ issued its final evaluation report on our proposed reroute of Keystone XL to the Governor of Nebraska. In January 2013, the Governor of Nebraska approved our proposed reroute. The NDEQ issued its final evaluation report noting that construction and operation of Keystone XL is expected to have minimal environmental impacts in Nebraska.

March 2013	The DOS released its Draft Supplemental Environmental Impact Statement for Keystone XL. The impact statement reaffirmed construction of the 830,000 Bbl/d Keystone XL project would not result in any significant impact to the environment.

January 2014	The DOS released its Final Supplemental Environmental Impact Statement (FSEIS) for the Keystone XL project. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is "unlikely to significantly impact the rate of extraction in the oil sands" and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more greenhouse gas (GHG) emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period of up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment.

February 2014	A Nebraska district court ruled that the state Public Service Commission, rather than Governor Dave Heineman, has the authority to approve an alternative route through Nebraska for Keystone XL.

April 2014	The DOS announced that the national interest determination period has been extended indefinitely to allow them to consider the potential impact of the Nebraska portion of the pipeline route.

September 2014	Nebraska's Attorney General filed an appeal which was heard by the Nebraska State Supreme Court. We filed a certification petition for Keystone XL with the South Dakota Public Utilities Commission (PUC). This certification confirms that the conditions under which Keystone XL's original June 2010 PUC construction permit was granted continue to be satisfied. The formal hearing for the certification is scheduled for May 2015.

TCPL Annual information form 2014    11

Date	Description of development

January 2015	The Nebraska State Supreme Court vacated the lower court's ruling that the law was unconstitutional. As a result, the Governor's January 2013 approval of the alternate route through Nebraska for Keystone XL remains valid. Landowners have filed lawsuits in two Nebraska counties seeking to enjoin Keystone XL from condemning easements on state constitutional grounds.

January 2015	The DOS reinitiated the national interest review and requested the eight federal agencies, with a role in the review, to complete their consideration of whether Keystone XL serves the national interest and to provide their views to the DOS by February 2, 2015.

February 2015	The U.S. Environmental Protection Agency (EPA) posted a comment letter to its website suggesting that, among other things, the FSEIS issued by the DOS has not fully and completely assessed the environmental impacts of Keystone XL and that, at lower oil prices, Keystone XL may increase the rates of oil sands production and greenhouse gas emissions. We sent a letter to the DOS refuting these and other comments in the EPA letter but also offering to work with the DOS to ensure it has all the relevant information to allow it to reach a decision to approve Keystone XL. The timing and ultimate approval of Keystone XL remain uncertain. In the event the project does not proceed as planned, we would reassess and reduce its carrying value to its recoverable amount if necessary and appropriate. The estimated capital costs for Keystone XL are expected to be approximately US$8.0 billion. As of December 31, 2014, we had invested US$2.4 billion in the project and have also capitalized interest in the amount of $0.4 billion.

Keystone Hardisty Terminal

March 2012	We launched and concluded a binding open season to obtain commitments from interested parties for the Keystone Hardisty Terminal.

May 2012	We announced that we had secured binding long-term commitments of more than 500,000 Bbl/d for the Keystone Hardisty Terminal, and are expanding the proposed two million barrel project to a 2.6 million barrel terminal at Hardisty, Alberta, due to strong commercial support.

Fourth Quarter 2014	The Keystone Hardisty Terminal will be constructed in conjunction with Keystone XL and is expected to be completed approximately two years from the date the Keystone XL permit is received.

Energy East Pipeline

April 2013	We announced that we were holding an open season to obtain firm commitments for a pipeline to transport crude oil from western receipt points to eastern Canadian markets. The open season followed a successful expression of interest phase and discussions with prospective shippers.

August 2013	We announced that we were moving forward with the 1.1 million Bbl/d Energy East Pipeline as it received approximately 900,000 Bbl/d of firm, long-term contracts in its open season to transport crude oil from western Canada to eastern refineries and export terminals. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. We began Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning.

March 2014	We filed the project description for the Energy East Pipeline with the NEB. This was the first formal step in the regulatory process to receive the necessary approvals to build and operate the pipeline.

October 2014	We filed the necessary regulatory applications for approvals to construct and operate the Energy East Pipeline and terminal facilities with the NEB. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. Subject to regulatory approvals, the pipeline is anticipated to commence deliveries by the end of 2018.

December 2014	The Energy East Pipeline includes a proposed marine terminal near Cacouna, Québec which would be adjacent to a beluga whale habitat. The Committee on the Status of Endangered Wildlife in Canada recommended that beluga whales be placed on the endangered species list. As a result, we have made the decision to halt any further work at Cacouna and will be analyzing the recommendation, assessing any impacts to the project and reviewing all viable options. We intend to make a decision on how to proceed by the end of first quarter 2015. The 1.1 million Bbl/d Energy East Pipeline received approximately one million Bbl/d of firm, long-term contracts to transport crude oil from western Canada that were secured during binding open seasons.

Northern Courier Pipeline

August 2012	We announced that we were selected by Fort Hills Energy Limited Partnership (FHELP) to design, build, own and operate the proposed Northern Courier Pipeline. The pipeline system is fully subscribed under a long-term contract to service the Fort Hills mine, which is jointly owned by Suncor Energy Inc. (Suncor) and two other companies.

April 2013	We filed a permit application with the Alberta Energy Regulator (AER) after completing the required Aboriginal and stakeholder engagement and associated field work.

October 2013	Suncor announced that the FHELP was proceeding with the Fort Hills oil sands mining project and that it expected to begin producing crude oil in 2017.

July 2014	The AER issued a permit approving our application to construct and operate the Northern Courier Pipeline. Construction has started on the $900 million, 90 km (56 miles) pipeline to transport bitumen and diluent between the Fort Hills mine site and Suncor's terminal located north of Fort McMurray, Alberta. We currently expect the pipeline to be ready for service in 2017.

12    TCPL Annual information form 2014

Date	Description of development

Heartland Pipeline and TC Terminals

May 2013	We announced we had reached binding long-term shipping agreements to build, own and operate the Heartland Pipeline and TC Terminals projects, and filed a permit application for the terminal facility.

October 2013	We filed a permit application for the pipeline with the AER after completing the required Aboriginal and stakeholder engagement and associated field work.

February 2014	The application for the terminal facility was approved by the AER.

October 2014	Construction commenced on the terminal. The Heartland Pipeline is a 200 km (125 miles) crude oil pipeline connecting the Edmonton/Heartland, Alberta market region to facilities in Hardisty, Alberta. TC Terminals is a terminal facility in the Heartland industrial area north of Edmonton, Alberta. The pipeline could transport up to 900,000 Bbl/d, while the terminal is expected to have initial storage capacity for up to 1.9 million barrels of crude oil. These projects together have a combined estimated cost of $900 million and are expected to be placed in service in late 2017.

Grand Rapids Pipeline

October 2012	We announced that we had entered into binding agreements with a partner to develop the Grand Rapids Pipeline, a 460 km (287 miles) crude oil and diluent pipeline system connecting the producing area northwest of Fort McMurray, Alberta to terminals in the Edmonton/Heartland, Alberta region. Our partner has also entered into a long-term transportation service contract in support of the Grand Rapids Pipeline. Along with our partner, we will each own 50 per cent of the project and we will operate the system.

May 2013	We filed a permit application for the Grand Rapids Pipeline with the AER after completing the required Aboriginal and stakeholder engagement and associated field work.

October 2014	The AER issued a permit approving our application to construct and operate the Grand Rapids Pipeline. Construction has commenced with initial crude oil transportation planned in 2016.

Upland Pipeline

November 2014	We completed a successful binding open season for the Upland Pipeline. The $600 million pipeline would provide crude oil transportation from, and between multiple points in North Dakota and interconnect with the Energy East Pipeline System at Moosomin, Saskatchewan. Subject to regulatory approvals, we anticipate the Upland Pipeline to be in service in 2018. The commercial contracts we have executed for Upland Pipeline are conditioned on Energy East proceeding.

Further information about developments in the Liquids Pipelines business can be found in the MD&A in the About our business – Strategy, Liquids Pipelines – Results, Liquids Pipelines – Outlook, Liquids Pipelines – Understanding the Liquids Pipelines business and Liquids Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

TCPL Annual information form 2014    13

DEVELOPMENTS IN THE ENERGY BUSINESS

Canadian Power

Date	Description of development

Ontario Solar

June 2013	We completed the acquisition of the first facility for $55 million as per our December 2011 agreement, pursuant to which we agreed to buy nine Ontario solar generation facilities (combined capacity of 86 megawatts (MW)) from Canadian Solar Solutions Inc. (Canadian Solar) for approximately $500 million. Under the terms of the agreement, Canadian Solar will develop and build each of the nine solar facilities using photovoltaic panels. We buy each facility once construction and acceptance testing are complete and commercial operation begins. All power produced by the solar facilities is currently or will be sold under 20-year Feed-in Tariff (FIT) contracts with the IESO.

September 2013	We completed the acquisition of two additional solar facilities for $99 million.

December 2013	We completed the acquisition of an additional solar facility for $62 million.

September 2014	We completed the acquisition of three additional solar facilities for $181 million.

December 2014	We acquired an additional solar facility for $60 million. Our total investment in the eight solar facilities is $457 million.

Napanee

December 2012	We signed a contract with the Ontario Power Authority (OPA) to develop, own and operate a new 900 MW natural gas-fired power plant at Ontario Power Generation's Lennox site in eastern Ontario in the town of Greater Napanee.

January 2015	We began construction activities on the power plant. We expect to invest approximately $1.0 billion in the Napanee facility during construction and commercial operations are expected to begin in late 2017 or early 2018. Production from the facility is fully contracted with the Independent Electricity System Operator (IESO).

Bécancour

June 2012	Hydro-Québec Distribution (Hydro-Québec) notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2013. Under the original agreement, Hydro-Québec had the option to extend the suspension on an annual basis until such time as regional electricity demand levels recover.

June 2013	Hydro-Québec notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2014.

December 2013	We entered into an amendment to the original suspension agreement with Hydro-Québec to further extend suspension of generation through to the end of 2017. Under the amendment, Hydro-Québec continues to have the option (subject to certain conditions) to further extend the suspension past 2017. The amendment also includes revised provisions intended to reduce Hydro-Québec's payments to us for Bécancour's natural gas transportation costs during the suspension period, although we retain our ability to recover our full capacity costs under the Electricity Supply Contract with Hydro-Québec while the facility is suspended.

May 2014	We received final approval from the Régie de l'énergie for the December 2013 amendment to the original suspension agreement with Hydro-Québec. In addition, Hydro-Québec exercised its option in the amended suspension agreement to extend suspension of all electricity generation to the end of 2017, and requested further suspension of generation to the end of 2018. We continue to receive capacity payments while generation is suspended.

Cancarb Limited and Cancarb Waste Heat Facility

January 2014	We announced we had reached an agreement for the sale of Cancarb Limited, our thermal carbon black facility, and its related power generation facility.

April 2014	The sale of Cancarb Limited and its related power generation facility closed for gross proceeds of $190 million. We recognized a gain of $99 million, net of tax, in second quarter 2014.

Bruce Power

March 2012	Bruce Power received authorization from the Canadian Nuclear Safety Commission to power up the Bruce A Unit 2 reactor.

May 2012	An incident occurred within the Bruce A Unit 2 electrical generator on the non-nuclear side of the plant which delayed the synchronization of Bruce A Unit 2 to the Ontario electrical grid. As a result, Bruce Power submitted a force majeure claim to the OPA.

June 2012	Bruce Power returned Bruce A Unit 3 to service after completing the $300 million West Shift Plus life extension outage, which began in 2011.

August 2012	We confirmed that Bruce Power's force majeure claim to the OPA related to the Bruce A Unit 2 had been accepted. With the acceptance of the force majeure claim, Bruce Power continued to receive the contracted price for power generated from the operating units at Bruce A after July 1, 2012.

October 2012	Bruce A Units 1 and 2 were returned to service following the completion of their refurbishment.

November 2012	Both Bruce A Units 1 and 2 have operated at reduced output levels following their return to service, and Bruce Power took Bruce A Unit 1 offline for an approximate one month maintenance outage.

14    TCPL Annual information form 2014

U.S. Power

Date	Description of development

April 2013	Bruce Power announced that it had reached an agreement with the OPA to extend the Bruce B floor price through to the end of the decade, which is expected to coincide with the 2019 and 2020 end of life dates for the Bruce B units.

April 2013	Bruce Power returned Bruce A Unit 4 to service after completing an expanded life extension outage investment program, which began in August 2012. It is anticipated that this investment will allow Bruce A Unit 4 to operate until at least 2021.

March 2014	Cameco Corporation sold its 31.6 per cent limited partnership interest in Bruce B to BPC Generation Infrastructure Trust. We are considering our option to increase our Bruce B ownership percentage.

Fourth Quarter 2014	New Canadian federal legislation is expected to come into force in 2015 respecting the determination of liability and compensation for a nuclear incident in Canada resulting in personal injuries and damages. This proposed legislation will replace existing legislation which currently provides that the licensed operator of a nuclear facility has absolute and exclusive liability and limits the liability to a maximum of $75 million. The proposed new law is fundamentally consistent with the existing regime although the maximum liability will increase to $650 million and increase in increments over three years to a maximum of $1 billion. The operator will also be required to maintain financial assurances such as insurance in the amount of the maximum liability. Our indirect subsidiary owns one third of the common shares of Bruce Power Inc., the licensed operator of Bruce Power, and as such Bruce Power Inc. is subject to this liability in the event of an incident as well as the legislation's other requirements.

Sundance

July 2012	An arbitration panel decided that the Sundance A PPA should not be terminated and ordered the operator to rebuild Units 1 and 2. The panel also limited the operator's force majeure claim from November 20, 2011 until the units could reasonably be returned to service. The operator announced that it expected the units to be returned to service in the fall of 2013. Since we considered the outages to be an interruption of supply, we accrued $188 million in pretax income between December 2010 and March 2012. The outcome of the decision was that we received approximately $138 million of this amount. We recorded the $50 million difference as a pre-tax charge to second quarter 2012 earnings, of which $20 million related to amounts accrued in 2011. We did not record further revenue or costs from the PPA until the units were returned to service.

November 2012	An arbitration decision was reached with the arbitration panel granting partial force majeure relief to the operator with respect to Sundance B Unit 3, and we reduced our equity earnings by $11 million from the ASTC Power Partnership (ASTC) to reflect the amount that will not be recovered as result of the decision. In 2010, Sundance B Unit 3 experienced an unplanned outage related to mechanical failure of certain generator components and was subject to a force majeure claim by the operator. The ASTC, which holds the Sundance B PPA, disputed the claim under the binding dispute resolution process provided in the PPA because we did not believe the operator's claim met the test of force majeure. We therefore recorded equity earnings from our 50 per cent ownership interest in ASTC as though this event were a normal plant outage.

September 2013	Sundance A Unit 1 returned to service.

October 2013	Sundance A Unit 2 returned to service.

Cartier Wind

November 2012	We placed the second phase of the Gros-Morne wind farm project in service, completing the 590 MW, five phase Cartier Wind Project in Québec. All of the power produced by Cartier Wind is sold to Hydro-Québec under 20 year PPAs.

CrossAlta

December 2012	We acquired the remaining 40 per cent interests in the Crossfield Gas Storage facility and CrossAlta Gas Storage & Services Ltd. (CrossAlta) marketing company from our partner for approximately $214 million cash, net of cash acquired. We now own and operate 100 per cent of the interests of CrossAlta. The acquisition added an additional 27 billion cubic feet (Bcf) of working gas storage capacity to our existing portfolio in Alberta.

TCPL Annual information form 2014    15

U.S. Power

Date	Description of development

Ravenswood

September 2014	The 972 MW Unit 30 at the Ravenswood Generating Station experienced an unplanned outage as a result of a problem with the generator associated with the high pressure turbine. Insurance is expected to cover the repair costs and lost revenues associated with the unplanned outage, which are yet to be finalized. As a result of the expected insurance recoveries, net of deductibles, the Unit 30 unplanned outage is not expected to have a significant impact on our earnings although the recording of earnings may not coincide with lost revenues due to timing of the anticipated insurance proceeds. The unit is expected to be back in service in first half 2015.

New York power business

June 2012	In 2011, spot prices for capacity sales in the New York Zone J Market were negatively impacted by the manner in which the New York Independent System Operator (NYISO) applied pricing rules for a power plant that had recently began service in this market. We jointly filed two formal complaints with the FERC challenging how the NYISO applied its buy-side mitigation rules affecting bidding criteria associated with two new power plants that began service in the New York Zone J markets during the summer of 2011. In June 2012, the FERC addressed the first complaint, indicating it would take steps to increase transparency and accountability for future mitigation exemption tests (MET) and decisions.

September 2012	The FERC granted an order on the second complaint, directing the NYISO to retest the two new power plants as well as a transmission project currently under construction using an amended set of assumptions to more accurately perform the MET calculations, in accordance with existing rules and tariff provisions. The recalculation was completed in November 2012 and it was determined that one of the plants not owned by us had been granted an exemption in error. That exemption was revoked and the plant is now required to offer its capacity at a floor price which put upward pressure on capacity auction prices since December 2012. The order was prospective only and has no impact on capacity prices for prior periods.

January 2014	Capacity prices in the New York market are established through a series of forward auctions and utilize a demand curve administered price for purposes of setting the monthly spot price. The demand curve, among other inputs, uses assumptions with respect to the expected cost of the most likely peaking generation technology applicable to new entrants to the market. In January 2014, the FERC accepted a new rate for the demand curve that was filed by NYISO as part of its triennial Demand Curve Reset (DCR) process. The filing changed the generation technology used in the DCR versus that used during the last reset process for New York City Zone J where Ravenswood operates. This new assumption has the potential to negatively affect Zone J capacity prices in 2015 and 2016. Additionally, another recent FERC decision affecting future capacity auctions in New England Power Pool (NEPOOL) may potentially improve capacity price conditions in 2018 and beyond for our assets that are located in NEPOOL.

Fourth Quarter 2014	Average New York Zone J spot capacity prices were approximately 27 per cent higher in 2014 than in 2013. The increase in spot prices and the impact of hedging activities resulted in higher realized capacity prices in New York in 2014.

Natural Gas Storage

Date	Description of development

April 2014	We terminated a 38 Bcf long-term natural gas storage contract in Alberta with Niska Gas Storage. The contract contained provisions allowing for possible early termination. As a result, we recorded an after tax charge of $32 million in 2014. We have re-contracted for new natural gas storage services in Alberta with Niska Gas Storage starting May 1, 2014 for a six-year period and a reduced average volume.

Further information about developments in the Energy business can be found in the MD&A in the About our business – Strategy, Energy – Results, Energy – Outlook, Energy – Understanding the Energy business and Energy – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

16    TCPL Annual information form 2014

Business of TCPL

We are a leading North American energy infrastructure company focused on Natural Gas Pipelines, Liquids Pipelines and Energy. At Year End and for the year then ended, Natural Gas Pipelines accounted for approximately 48 per cent of revenues and 44 per cent of our total assets, Liquids Pipelines accounted for approximately 15 per cent of revenues and 26 per cent of our total assets, and Energy accounted for approximately 37 per cent of revenues and 23 per cent of our total assets. The following table shows our revenues from operations by segment, classified geographically, for the years ended December 31, 2014 and 2013.

Revenues from operations (millions of dollars)	2014	2013

Natural Gas Pipelines

Canada – Domestic	$2,672	$2,718

Canada – Export(1)	881	598

United States	1,163	1,069

Mexico	197	112

	4,913	4,497

Liquids Pipelines

Canada – Domestic	—	—

Canada – Export(1)	432	399

United States	1,115	725

	1,547	1,124

Energy(2)

Canada – Domestic	1,349	1,941

Canada – Export(1)	1	—

United States	2,375	1,235

	3,725	3,176

Total revenues(3)	$10,185	$8,797

(1)
Exports include pipeline revenues attributable to Canadian Pipeline and power deliveries to U.S. markets.

(2)
Revenues include sales of natural gas.

(3)
Revenues are attributed to countries based on country of origin of product or service.

The following is a description of each of TCPL's three main areas of operations.

TCPL Annual information form 2014    17

NATURAL GAS PIPELINES BUSINESS
Our natural gas pipeline network transports natural gas to local distribution companies, power generation facilities and other businesses across Canada, the U.S. and Mexico. We also have regulated natural gas storage facilities in Michigan.

We are the operator of all of the following natural gas pipelines and regulated natural gas storage assets except for Iroquois.

	Length	Description	Effective Ownership

Canadian pipelines

NGTL System	24,525 km (15,239 miles)	Receives, transports and delivers natural gas within Alberta and B.C., and connects with the Canadian Mainline, Foothills system and third-party pipelines	100%

Canadian Mainline	14,114 km (8,770 miles)	Transports natural gas from the Alberta/Saskatchewan border and the Ontario/U.S. border to serve eastern Canada and interconnects the U.S.	100%

Foothills	1,241 km (771 miles)	Transports natural gas from central Alberta to the U.S. border for export to the U.S. Midwest, Pacific northwest, California and Nevada	100%

Trans Québec & Maritimes (TQM)	572 km (355 miles)	Connects with Canadian Mainline near the Ontario/Québec border to transport natural gas to the Montréal to Québec City corridor, and connects with the Portland pipeline system that serves the northeast U.S.	50%

U.S. pipelines

ANR			100%
Pipeline	15,109 km (9,388 miles)	Transports natural gas from supply basins to markets throughout the mid-west and south to the Gulf of Mexico.
Storage	250 Bcf	Provides regulated underground natural gas storage service from facilities located in Michigan

Bison	487 km (303 miles)	Transports natural gas from the Powder River Basin in Wyoming to Northern Border in North Dakota. We effectively own 28.3 per cent of the system through our interest in TC PipeLines, LP	28.3%

Gas Transmission Northwest (GTN)	2,178 km (1,353 miles)	Transports natural gas from the WCSB and the Rocky Mountains to Washington, Oregon and California. Connects with Tuscarora and Foothills. We effectively own 49.8 per cent of the system through the combination of our 30 per cent direct ownership interest and our 28.3 per cent interest in TC PipeLines, LP	49.8%

Great Lakes	3,404 km (2,115 miles)	Connects with the Canadian Mainline near Emerson, Manitoba and St Clair, Ontario, plus interconnects with ANR at Crystal Falls and Farwell in Michigan, to transport natural gas to eastern Canada, and the U.S. upper Midwest. We effectively own 66.7 per cent of the system through the combination of our 53.6 per cent direct ownership interest and our 28.3 per cent interest in TC PipeLines, LP	66.7%

Iroquois	666 km (414 miles)	Connects with Canadian Mainline near Waddington, New York to deliver natural gas to customers in the U.S. northeast	44.5%

North Baja	138 km (86 miles)	Transports natural gas between Arizona and California, and connects with a third-party pipeline on the California/Mexico border. We effectively own 28.3 per cent of the system through our interest in TC PipeLines, LP	28.3%

Northern Border	2,265 km (1,407 miles)	Transports WCSB and Rockies natural gas with connections to Foothills and Bison to U.S. Midwest markets. We effectively own 14.2 per cent of the system through our 28.3 per cent interest in TC PipeLines, LP	14.2%

Portland	474 km (295 miles)	Connects with TQM near East Hereford, Québec, to deliver natural gas to customers in the U.S. northeast	61.7%

Tuscarora	491 km (305 miles)	Transports natural gas from GTN at Malin, Oregon to markets in northeastern California and northwestern Nevada. We effectively own 28.3 per cent of the system through our interest in TC PipeLines, LP	28.3%

18    TCPL Annual information form 2014

	Length	Description	Effective Ownership

TC Offshore	958 km (595 miles)	Gathers and transports natural gas within the Gulf of Mexico with subsea pipeline and seven offshore platforms to connect in Louisiana with our ANR pipeline system	100%

Mexican pipelines

Guadalajara	310 km (193 miles)	Transports natural gas from Manzanillo, Colima to Guadalajara, Jalisco	100%

Tamazunchale	365 km (227 miles)	Transports natural gas from Naranjos, Veracruz in east central Mexico to Tamazunchale, San Luis Potosi and on to to El Sauz, Queretaro	100%

Under construction

Mazatlan Pipeline	413 km (257 miles)	To deliver natural gas from El Oro to Mazatlan, Sinaloa in Mexico. Will connect to the Topolobampo Pipeline at El Oro	100%

Topolobampo Pipeline	530 km (329 miles)	To deliver natural gas to Topolobampo, Sinaloa, from interconnects with third-party pipelines in El Oro, Sinaloa and El Encino, Chihuahua in Mexico	100%

In development

Alaska LNG Pipeline	1,448 km* (900 miles)	To transport natural gas from Prudhoe Bay to LNG facilities in Nikiski, Alaska	25%

Coastal GasLink	670 km* (416 miles)	To deliver natural gas from the Montney gas producing region at an expected interconnect on NGTL near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C.	100%

Prince Rupert Gas Transmission	900 km* (559 miles)	To deliver natural gas from the North Montney gas producing region at an expected interconnect on NGTL near Fort St. John, B.C. to the proposed Pacific Northwest LNG facility near Prince Rupert, B.C.	100%

North Montney Mainline	301 km* (187 miles)	An extension of the NGTL System to receive natural gas from the North Montney gas producing region and connect to NGTL's existing Groundbirch Mainline and the proposed Prince Rupert Gas Transmission project	100%

Merrick Mainline	260 km* (161 miles)	To deliver natural gas from NGTL's existing Groundbirch Mainline near Dawson Creek, B.C. to its end point near the community of Summit Lake, B.C.	100%

Eastern Mainline	245 km* (152 miles)	Various pipeline and compression facilities added in the Eastern Triangle of the Canadian Mainline to meet the requirements of the existing shippers as well as new firm service requirements following the conversion of components of the Mainline to facilitate the Energy East project	100%

**NGTL 2016/17 Facilities**	540 km* (336 miles)	The expansion program comprised of 21 integrated projects of pipes, compression and metering to meet new incremental firm service requests on the NGTL System	100%

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

TCPL Annual information form 2014    19

LIQUIDS PIPELINES BUSINESS
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

Further information about our pipeline holdings, developments and opportunities and significant regulatory developments which relate to Liquids Pipelines can be found in the MD&A in the Liquids Pipelines – Results, Liquids Pipelines – Understanding the Liquids Pipelines business and Liquids Pipelines – Significant Events sections, which sections of the MD&A are incorporated by reference herein.

REGULATION OF THE NATURAL GAS AND LIQUIDS PIPELINES BUSINESSES

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

20    TCPL Annual information form 2014

The NEB generally sets tolls that provide TransCanada the opportunity to recover costs of transporting natural gas, including the return of capital (depreciation) and return on the average investment base for each of the Systems. Generally, Canadian natural gas pipelines request the NEB to approve the pipeline's cost of service and tolls once a year, and recover or refund the variance between actual and expected revenues and costs in future years. The Canadian Mainline, however, operates under a fixed toll arrangement for its longer term firm transportation service and has the flexibility to price its shorter term and discretionary services in order to maximize its revenue. Further information relating to the decision from the NEB regarding the Canadian Restructuring Proposal as well as the LDC Settlement can be found in the General Developments of the business – Developments in the Natural Gas Pipelines business – Canadian Mainline, Tolls and Tariff Applications (LDC Settlement) section above.

New facilities on or associated with the Systems are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems. Net earnings of the Systems may be affected by changes in investment base, the allowed ROE, and any incentive earnings.

Natural Gas Pipelines Projects
The Coastal GasLink and PRGT projects are being proposed and developed primarily under the regulatory regime administered by the OGC and the EAO. The OGC is responsible for overseeing oil and gas operations in B.C., including exploration, development, pipeline transportation and reclamation. The EAO is an agency that manages the review of proposed major projects in B.C., as required by the B.C. Environmental Assessment Act.

Liquids Pipelines
The NEB regulates the terms and conditions of service, including rates, facilities and the physical operation of the Canadian portion of the Keystone Pipeline System.

Liquids Pipelines Projects
TC Terminals, Northern Courier Pipeline, and Grand Rapids Pipeline were approved by the AER in February, July and October 2014 respectively. All three projects are currently under construction. The Heartland Pipeline application is currently under regulatory review by the AER. The AER administers approvals required to construct and operate the pipelines and associated facilities in accordance with Directive 56, approvals to obtain land access under the Public Land Act, and environmental approvals under the Environmental and Protection Enhancement Act.

Energy East Pipeline is being proposed and developed under the regulatory regime administered by the NEB.

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

Liquids Pipelines
The FERC regulates the terms and conditions of service, including transportation rates, of interstate liquids pipelines, including the U.S. portion of the Keystone Pipeline System and Cushing Marketlink. The siting and construction of pipeline facilities are regulated by the specific state commissions where the pipeline crosses. Pipeline safety is regulated by the U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration. Liquids pipelines that cross the international border between Canada and the United States, such as the Keystone Pipeline System and the proposed Keystone XL project, are required to obtain a Presidential Permit from the DOS.

Mexico

Natural Gas Pipelines
TransCanada's pipelines in Mexico are regulated by the Comisión Reguladora de Energía or Energy Regulatory Commission who approve construction of new pipeline facilities and ongoing operations of the infrastructure. Our Mexican pipelines have approved tariffs, services and related rates, however, the contracts underpinning the construction and operation of the facilities are long-term negotiated fixed rate contracts. These rates are only subject to change under specific circumstances such as certain types of force majeure events or changes in law.

TCPL Annual information form 2014    21

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

Canadian Power
8,037 MW of power generation capacity (including facilities under construction)

Western Power
2,609 MW of power supply in Alberta and the western U.S.

Bear Creek	80	natural gas	Cogeneration plant	Grande Prairie, Alberta	100%

Carseland	80	natural gas	Cogeneration plant	Carseland, Alberta	100%

Coolidge(1)	575	natural gas	Simple-cycle peaking facility	Coolidge, Arizona	100%

Mackay River	165	natural gas	Cogeneration plant	Fort McMurray, Alberta	100%

Redwater	40	natural gas	Cogeneration plant	Redwater, Alberta	100%

Sheerness PPA	756	coal	Output contracted under PPA	Hanna, Alberta	100%

Sundance A PPA	560	coal	Output contracted under PPA	Wabamun, Alberta	100%

Sundance B PPA (Owned by ASTC Power Partnership(2))	353(3)	coal	Output contracted under PPA	Wabamun, Alberta	50%

Eastern Power
2,939 MW of power generation capacity (including facilities under construction)

Bécancour	550	natural gas	Cogeneration plant	Trois-Rivières, Québec	100%

Cartier Wind	365(3)	wind	Five wind power projects	Gaspésie, Québec	62%

Grandview	90	natural gas	Cogeneration plant	Saint John, New Brunswick	100%

Halton Hills	683	natural gas	Combined-cycle plant	Halton Hills, Ontario	100%

Portlands Energy	275(3)	natural gas	Combined-cycle plant	Toronto, Ontario	50%

Ontario Solar	76	solar	Eight solar facilities	Southern Ontario and New Liskeard, Ontario	100%

22    TCPL Annual information form 2014

	Generating capacity (MW)	Type of fuel	Description	Location	Ownership

Bruce Power
2,489 MW of power generation capacity through eight nuclear power units

Bruce A	1,467(3)	nuclear	Four operating reactors	Tiverton, Ontario	48.9%

Bruce B	1,022(3)	nuclear	Four operating reactors	Tiverton, Ontario	31.6%

U.S. Power
3,755 MW of power generation capacity

Kibby Wind	132	wind	Wind farm	Kibby and Skinner Townships, Maine	100%

Ocean State Power	560	natural gas	Combined-cycle plant	Burrillville, Rhode Island	100%

Ravenswood	2,480	natural gas and oil	Multiple-unit generating facility using dual fuel-capable steam turbine, combined-cycle and combustion turbine technology	Queens, New York	100%

TC Hydro	583	hydro	13 hydroelectric facilities, including stations and associated dams and reservoirs	New Hampshire, Vermont and Massachusetts (on the Connecticut and Deerfield rivers)	100%

Unregulated natural gas storage
118 Bcf of non-regulated natural gas storage capacity

CrossAlta	68 Bcf		Underground facility connected to the NGTL System	Crossfield, Alberta	100%

Edson	50 Bcf		Underground facility connected to the NGTL System	Edson, Alberta	100%

Under construction

Napanee	900	natural gas	Combined-cycle plant	Greater Napanee, Ontario	100%

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

Power purchased under long-term contracts is as follows:

	Type of contract	With	Expires

Sheerness PPA	Power purchased under a 20-year PPA	ATCO Power and TransAlta Utilities Corporation	2020

Sundance A PPA	Power purchased under a 20-year PPA	TransAlta Utilities Corporation	2017

Sundance B PPA	Power purchased under a 20-year PPA (own 50 per cent through the ASTC Power Partnership)	TransAlta Utilities Corporation	2020

TCPL Annual information form 2014    23

Power sold under long-term contracts is as follows:

	Type of contract	With	Expires

Coolidge	Power sold under a 20-year PPA	Salt River Project Agricultural Improvements & Power District	2031

We own or are developing power generation capacity in eastern Canada. All of the power produced by these assets is sold under long-term contracts.

Assets currently operating under long-term contracts are as follows:

	Type of contract	With	Expires

Bécancour(1)	20-year PPA	Hydro-Québec	2026
	Steam sold to an industrial customer

Cartier Wind	20-year PPA	Hydro-Québec	2032

Grandview	20-year tolling agreement to buy 100 per cent of heat and electricity output	Irving Oil	2025

Halton Hills	20-year Clean Energy Supply contract	IESO	2030

Portlands Energy	20-year Clean Energy Supply contract	IESO	2029

Ontario Solar(2)	20-year FIT contracts	IESO	2032-2034

(1)
Power generation has been suspended since 2008. We continue to receive capacity payments while generation is suspended.

(2)
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

General

EMPLOYEES
At Year End, TCPL had 6,059 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary	3,186

Western Canada (excluding Calgary)	497

Eastern Canada	315

Houston	576

U.S. Midwest	464

U.S. Northeast	451

U.S. Southeast/Gulf Coast (excluding Houston)	319

U.S. West Coast	86

Mexico and South America	165

Total	6,059

24    TCPL Annual information form 2014

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION AND SOCIAL POLICIES
The Health, Safety and Environment committee of TCPL's Board of Directors (the Board) oversees operational risk, people and process safety, security of personnel and environmental risks, and monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues that is used to capture, organize and document our related policies, programs and procedures.

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

The committee reviews HSE performance and operational risk management on a quarterly basis. It receives detailed reports on:

•
overall HSE corporate governance
•
operational performance and preventive maintenance metrics
•
asset integrity programs
•
emergency preparedness, incident response and evaluation
•
people and process safety performance metrics, and
•
developments in and compliance with applicable legislation and regulations.

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

Safety and asset integrity
As one of TCPL's priorities, safety is an integral part of the way our employees work. Since 2008, we have sustained year over year improvement in our safety performance. Overall, TCPL's incident frequency rates in 2014 continued meet or exceed most industry benchmarks.

The safety and integrity of our existing and newly developed infrastructure is a top priority. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought in service only after all necessary requirements have been satisfied.

TCPL annually conducts emergency response exercises to practice effective coordination between the Company, local emergency responders, regulatory agencies and government officials in the event of an emergency. TCPL uses the Incident Command System which supports a unified approach to emergency response with these community members. TCPL also provides annual training to all field staff in the form of table top exercises, online and vendor lead training.

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

TCPL Annual information form 2014    25

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

Risk factors

A discussion of our risk factors can be found in the MD&A in the Natural Gas Pipelines – Business Risks, Liquids Pipelines – Business Risks, Energy – Business Risks and Other information – Risks and risk management sections, which sections of the MD&A are incorporated by reference into this AIF.

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

Prior to the redemption of TCPL's cumulative redeemable first preferred shares series Y on March 5, 2014, the holders of these preferred shares were also entitled to receive as and when declared by the Board, fixed cumulative cash dividends at an annual rate of $2.80 per share.

The dividends declared per share on TCPL's respective common and preferred shares during the past three completed financial years are set out in the following table.

	2014	2013	2012

Dividends declared on common shares(1)	$1.75	$1.74	$1.68

Dividends declared on Series Y preferred shares(2)	$0.25	$2.80	$2.80

Dividends declared on Series U preferred shares(3)	—	$1.99	$2.80

(1)
TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

(2)
Redeemed March 5, 2014.

(3)
Redeemed October 15, 2013.

26    TCPL Annual information form 2014

Description of capital structure

SHARE CAPITAL
TCPL's authorized share capital consists of an unlimited number of common shares, of which 779,605,870 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. The following is a description of the material characteristics of these classes of shares.

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

Except as provided by the CBCA or as referred to below, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders' meetings unless and until TCPL fails to pay, in the aggregate, six quarterly dividends on the preferred shares.

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

Debt

The following table sets out the issuances by TCPL of U.S. dollar denominated senior unsecured notes and Canadian dollar denominated medium term unsecured note debentures with terms to maturity in excess of one year, during the 12 months ended December 31, 2014.

Date Issued	Issue Price per $1,000 Principal Amount of Notes	Aggregate Issue Price

February 28, 2014	US$995.48	US$1,244,350,000

January 12, 2015	US$996.84	US$498,420,000

January 12, 2015	US$1,000.00	US$250,000,000

There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

TCPL Annual information form 2014    27

Credit ratings

The following table sets out the current credit ratings assigned to those outstanding classes of securities of TransCanada Corporation and TCPL which have been rated by DBRS Limited (DBRS), Moody's Investors Service, Inc. (Moody's) and Standard & Poors (S&P):

	DBRS	Moody's	S&P

Senior unsecured debt
Debentures	A (low)	A3	A-
Medium-term notes	A (low)	A3	A-

Junior subordinated notes	BBB	Baa1	BBB

Preferred shares	Pfd-2 (low)	Baa2	P-2

Commercial paper	R-1 (low)	—	A-2

Trend/rating outlook	Stable	Stable	Stable

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

Each of TransCanada Corporation and TCPL paid fees to each of DBRS, Moody's and S&P for the credit ratings rendered their outstanding classes of securities noted above. Other than annual monitoring fees for TransCanada Corporation and TCPL and their rated securities, no additional payments were made to DBRS, Moody's and S&P in respect of any other services provided to us during the past two years.

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

DBRS
DBRS has different rating scales for short- and long-term debt and preferred shares. High or low grades are used to indicate the relative standing within all rating categories other than AAA and D and other than in respect of DBRS' ratings of commercial paper and short-term debt, which utilize high, middle and low subcategories for its R-1 and R-2 rating categories. In respect of long-term debt and preferred share ratings, the absence of either a high or low designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to TCPL's short-term debt is in the third highest of 10 rating categories and indicates good credit quality. The capacity for payment of short-term financial obligations as they fall due is substantial. The overall strength is not as favourable as higher rating categories. Short-term debt rated R-1 (low) may be vulnerable to future events, but qualifying negative factors are considered manageable. The A (low) rating assigned to TCPL's senior unsecured debt is in the third highest of ten categories for long-term debt. Long-term debt rated A is good credit quality. The capacity for the payment of interest and principal is substantial, but of lesser credit quality than that of AA rated securities. Long-term debt rated A may be vulnerable to future events but qualifying negative factors are considered manageable. The BBB rating assigned to junior subordinated notes is in the fourth highest of the ten categories for long-term debt. Long-term debt rated BBB is of adequate credit quality. The capacity for the payment of interest and principal is considered acceptable, but long-term debt rated BBB may be vulnerable to future events. The Pfd-2 (low) rating assigned to TCPL's and TransCanada's preferred shares is in the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. In general, Pfd-2 ratings correspond with companies whose long-term debt is rated in the A category.

MOODY'S
Moody's has different rating scales for short- and long-term obligations. Numerical modifiers 1, 2 and 3 are appended to each rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates a ranking in the lower end of that generic rating category. The A3 rating assigned to TCPL's senior unsecured debt is in the third highest of nine rating categories for long-term obligations. Obligations rated A are judged to be upper medium-grade and are subject to low credit risk. The Baa1 and Baa2 ratings assigned to TCPL's junior subordinated debt and preferred shares, respectively, are in the fourth highest of nine rating categories for long-term obligations, with the junior subordinated debt ranking higher within the Baa rating category with a modifier of 1 as opposed to the

28    TCPL Annual information form 2014

modifier of 2 on the preferred shares. Obligations rated Baa are judged to be medium-grade and are subject to moderate credit risk and, as such, may possess certain speculative characteristics.

S&P
S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL's senior unsecured debt is in the third highest of ten rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. As guarantor of a U.S. subsidiary's commercial paper program, TCPL has been assigned a commercial paper rating of A-2 which is the second highest of eight rating categories for short-term debt issuers. Short-term debt issuers rated A-2 have satisfactory capacity to meet their financial commitments, however they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category. The BBB rating assigned to TCPL's junior subordinated notes is in the fourth highest of ten rating categories for long-term debt obligations and the P-2 rating assigned to TransCanada's preferred shares is the second highest of eight rating categories for Canadian preferred shares. The BBB and P-2 ratings assigned to TCPL's junior subordinated notes and TransCanada's preferred shares exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Market for securities

TransCanada holds all of the common shares of TCPL and these are not listed on a public market. During 2013 to date, 41,097,976 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL Common Shares	Price per TCPL Common Share	Aggregate Issuance Price

January 17, 2013	7,154,707	$48.22	$345,000,000

March 25, 2013	3,104,212	$49.61	$154,000,000

November 4, 2013	8,474,576	$47.20	$400,000,000

January 20, 2014	9,053,497	$48.60	$440,000,000

April 28, 2014	13,310,984	$50.71	$675,000,000

TCPL's Series Y preferred shares were listed on the TSX under the symbol TCA.PR.Y until their redemption on March 5, 2014.

	Series Y (TCA.PR.Y)
Month	High ($)	Low ($)	Close ($)	Volume Traded

March 2014	$50.25	$50.24	$50.25	2,060

February 2014	$50.25	$50.13	$50.25	37,465

January 2014	$50.36	$49.85	$50.15	151,322

TCPL Annual information form 2014    29

Directors and officers

As of March 16, 2015, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction, directly or indirectly, over an aggregate of 456,744 common shares of TransCanada. This constitutes less than one per cent of TransCanada's common shares. The Company collects this information from our directors and officers but otherwise we have no direct knowledge of individual holdings of TransCanada's securities.

DIRECTORS
The following table sets forth the names of the directors who serve on the Board, as of March 16, 2015 (unless otherwise indicated), together with their jurisdictions of residence, all positions and offices held by them with TCPL, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TransCanada and, prior to the Arrangement, with TCPL. Positions and offices held with TCPL are also held by such person at TransCanada. Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

Name and place of residence	Principal occupation during the five preceding years	Director since

Kevin E. Benson Calgary, Alberta Canada	Corporate director. Director, Calgary Airport Authority from January 2010 to December 2013.	2005

Derek H. Burney(1), O.C. Ottawa, Ontario Canada	Senior strategic advisor, Norton Rose Fulbright (law firm). Chairman, GardaWorld International's (risk management and security services) Advisory Board since April 2008. Advisory Board member, Paradigm Capital Inc. (investment dealer) since 2011. Chair, Canwest Global Communications Corp. (media and communications) from August 2006 (director since April 2005) to October 2010.	2005

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast L.L.P. (law firm). Director, Metro Inc. (food retail) since January 2001. Director, Royal Bank of Canada (chartered bank) from October 1991 to March 2014 and Chair, RBC Dexia Investors Trust until October 2011.	2002

Russell K. Girling(2) Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since July 2010. Chief Operating Officer from July 2009 to June 2010 and President, Pipelines from June 2006 to June 2010. Director, Agrium Inc. (agricultural) since May 2006.	2010

S. Barry Jackson Calgary, Alberta Canada	Corporate director. Chair of the Board, TransCanada since April 2005. Director, WestJet Airlines Ltd. (airline) since February 2009 and Laricina Energy Ltd. (oil and gas, exploration and production) since December 2005. Director, Nexen Inc. (Nexen) (oil and gas, exploration and production) from 2001 to June 2013, Chair of the board, Nexen from 2012 to June 2013.	2002

Paula Rosput Reynolds Seattle, Washington U.S.A.	President and Chief Executive Officer, PreferWest, LLC (business advisory group) since October 2009. Director, BAE Systems plc. (aerospace, defence, information security) since April 2011 and Delta Air Lines, Inc. (airline) since August 2004. Director, Anadarko Petroleum Corporation (oil and gas, exploration and production) from August 2007 to May 2014.	2011

John Richels Nichols Hills, Oklahoma U.S.A.	President and Chief Executive Officer, Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) since 2010 (President since 2004). Director, Devon since 2007 and BOK Financial Corp. (financial services) since 2013. Chairman, American Exploration and Production Council since May 2012. Former Vice-Chairman of the board of governors, Association of Petroleum Producers.	2013

Mary Pat Salomone(3) Naples, Florida U.S.A.	Corporate director. Senior Vice-President and Chief Operating Officer, The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Manager Business Development from 2009 to 2010. Director, United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012.	2013

D. Michael G. Stewart Calgary, Alberta Canada	Corporate director. Director, Pengrowth Energy Corporation (oil and gas, exploration and production) since December 2010. Director, and Audit and Governance committee Chair, Canadian Energy Services & Technology Corp. (chemical, oilfield services) since January 2010. Director, C&C Energia Ltd. (oil and gas) from May 2010 to December 2012 and Orleans Energy Ltd. (oil and gas) from October 2008 to December 2010. Director, Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010.	2006

30    TCPL Annual information form 2014

Name and place of residence	Principal occupation during the five preceding years	Director since

Siim A. Vanaselja(4) Westmount, Québec Canada	Corporate Director. Executive Vice-President and Chief Financial Officer of BCE Inc. (telecommunications and media) since January 2001. Director, Bell Media since March 2011, Bell Aliant Regional Communication Inc. since July 2008, BCE Ventures Inc. since April 2002 and Bimcor Inc. since November 1996. Director, Great-West Lifeco Inc. since May 2014. Director and Audit committee Chair, Maple Leaf Sports and Entertainment Ltd. (sports, property management) since August 2012. Director, CH Group Limited Partnership from August 2009 to August 2012.	2014

Richard E. Waugh Calgary, Alberta Canada	Corporate director. Former Deputy Chairman, President and Chief Executive Officer, The Bank of Nova Scotia (Scotiabank) (chartered bank) until January 2014. Director, Catalyst Inc. (non-profit) from February 2007 to November 2013 and Chair, Catalyst Canada Inc. Advisory Board from February 2007 to October 2013.	2012

(1)
Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies' Creditors Arrangement Act (CCAA) and obtained an order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

(2)
As President and CEO of TransCanada, Mr. Girling is not a member of any Board Committees, but is invited to attend committee meetings as required.

(3)
Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an order confirming Crucible's Second Amended Chapter 11 Plan of Liquidation.

(4)
Mr. Vanaselja joined the Board effective May 2, 2014.

BOARD COMMITTEES
TCPL has four committees of the Board, which are the same committees and are comprised of the same membership as TransCanada: the Audit committee, the Governance committee, the Health, Safety and Environment committee and the Human Resources committee. The voting members of each of these committees, as of March 16, 2015, are identified below. Ms. Reynolds was appointed as the Chair of the Human Resources committee effective May 2, 2014.

Director	Audit committee	Governance committee	Health, Safety and Environment committee	Human Resources committee

Kevin E. Benson	Chair	✓

Derek H. Burney	✓	Chair

Paule Gauthier			✓	✓

S. Barry Jackson (Chair)		✓		✓

Paula Rosput Reynolds			✓	Chair

John Richels			✓	✓

Mary Pat Salomone	✓		✓

D. Michael G. Stewart	✓		Chair

Siim A. Vanaselja	✓	✓

Richard E. Waugh		✓		✓

Information about the Audit committee can be found in this AIF under the heading Audit committee.

TCPL Annual information form 2014    31

OFFICERS
All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada. Unless otherwise indicated, references to positions and offices held with TCPL are also held by such person at TransCanada. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:

Executive officers

Name	Present position held	Principal occupation during the five preceding years

Russell K. Girling	President and Chief Executive Officer	Prior to July 2010, Chief Operating Officer since July 2009 and President, Pipelines since June 2006.

James M. Baggs	Executive Vice-President, Operations and Engineering	Prior to March 2014, Senior Vice-President, Operations and Engineering. Prior to June 2012, Vice-President, Operations and Engineering since July 2009.

Kristine L. Delkus	Executive Vice-President, General Counsel and Chief Compliance Officer	Prior to March 2014, Senior Vice-President, Pipelines Law and Regulatory Affairs. Prior to June 2012, Deputy General Counsel, Pipelines and Regulatory Affairs since September 2006 (TCPL).

Wendy L. Hanrahan	Executive Vice-President, Corporate Services	Prior to May 2011, Vice-President, Human Resources since January 2005.

Karl R. Johannson	Executive Vice-President and President, Natural Gas Pipelines	Prior to November 2012, Senior Vice-President, Canadian and Eastern U.S. Pipelines. Prior to January 2011, Senior Vice-President, Power Commercial since January 2006.

Donald R. Marchand	Executive Vice-President and Chief Financial Officer	Prior to July 2010, Vice-President, Finance and Treasurer since September 1999.

Paul E. Miller	Executive Vice-President and President, Liquids Pipelines	Prior to March 2014, Senior Vice-President, Oil Pipelines. Prior to December 2010, Vice-President, Oil Pipelines. Prior to July 2010, Vice-President, Keystone Pipeline since May 2008 (TCPL).

Alexander J. Pourbaix	Executive Vice-President and President, Development	Prior to March 2014, President, Energy and Oil Pipelines. Prior to July 2010, President, Energy Division since June 2006 and Executive Vice-President, Corporate Development since July 2009.

William C. Taylor	Executive Vice-President and President, Energy	Prior to March 2014, Senior Vice-President, U.S. and Canadian Power. Prior to May 2013, Senior Vice-President, Eastern Power. Prior to July 2010, Vice-President and General Manager, U.S. Northeast Power since May 2008 (TCPL).

Corporate officers

Name	Present position held	Principal occupation during the five preceding years

Sean M. Brett	Vice-President and Treasurer	Prior to July 2010, Vice-President, Commercial Operations of TC PipeLines GP, Inc., and Director, LP Operations (TCPL).

Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation since April 2002.

Joel E. Hunter	Vice-President, Finance	Prior to July 2010, Director, Corporate Finance since January 2008.

Christine R. Johnston	Vice-President, Law and Corporate Secretary	Prior to June 2014, Vice-President and Corporate Secretary. Prior to March 2012, Vice-President, Finance Law. Prior to January 2010, Vice-President, Corporate Development Law.

Garry E. Lamb	Vice-President, Risk Management	Vice-President, Risk Management since October 2001.

G. Glenn Menuz	Vice-President and Controller	Vice-President and Controller since June 2006.

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

Corporate governance

Information about TCPL's corporate governance, including the Company's Board committees and their charters, can be found at Schedule B to this AIF, which is excerpted from TransCanada's Management information circular dated March 2, 2015 (TransCanada's Circular).

32    TCPL Annual information form 2014

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

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS
The members of the Audit committee as of March 16, 2015 are Kevin E. Benson (Chair), Derek H. Burney, Mary Pat Salomone, D. Michael G. Stewart and Siim A. Vanaselja. Richard Waugh attended the Audit committee meetings as an observer until he retired as Deputy Chairman of Scotiabank on January 31, 2014 and was a voting member of the committee from February 1 until May 2, 2014. Mr. Vanaselja was appointed as a member of the Audit committee effective May 2, 2014.

The Board believes that the composition of the Audit committee reflects a high level of financial literacy and expertise. Each member of the Audit committee has been determined by the Board to be independent and financially literate within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Benson and Mr. Vanaselja are Audit Committee Financial Experts as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit committee. The following is a description of the education and experience, apart from their respective roles as directors of TransCanada, of each member of the Audit committee that is relevant to the performance of his responsibilities as a member of the Audit committee.

Kevin E. Benson
Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants. He serves as a director of the Winter Sport Institute, and was the President and Chief Executive Officer of Laidlaw International, Inc. until October 2007. In prior years, he has held several executive positions including one as President and Chief Executive Officer of The Insurance Corporation of British Columbia and has served on other public company boards and on the audit committees of certain of those boards.

Derek H. Burney
Mr. Burney earned a Bachelor of Arts (Honours) and Master of Arts from Queen's University. He is currently a senior advisor at Norton Rose Fulbright. He previously served as President and Chief Executive Officer of CAE Inc. and as Chair and Chief Executive Officer of Bell Canada International Inc. Mr. Burney was the lead director at Shell Canada Limited until May 2007 and was the Chair of Canwest Global Communications Corp. until October 2010. He has served on one other organization's audit committee and has participated in Financial Reporting Standards Training offered by KPMG.

Mary Pat Salomone
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University's Fuqua School of Buiness in 2011. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of B&W until June 2013. She previously held a number of senior roles with B&W Nuclear, including serving as the Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009, and served as President and Chief Executive Officer of Marine Mechanical Corporation 2001 through 2007, which B&W acquired in 2007.

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

Siim A. Vanaselja
Mr. Vanaselja is a member of the Institute of Chartered Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business. Mr. Vanaselja has been the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada since January 2001, having previously served as Executive Vice-President and Chief Financial Officer of Bell Canada International. Prior to that, he was a partner at the accounting firm KPMG Canada in Toronto. Mr. Vanaselja has served and continues to serve as a board director for several other companies including Great-West Lifeco Inc. and Maple Leaf Sports and Entertainment Ltd. He has served as a member of the Conference Board of Canada's National Council of Financial Executives, the Corporate Executive Board's Working Council for Chief Financial Officers and Moody's Council of Chief Financial Officers.

TCPL Annual information form 2014    33

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

To date, all non-audit services have been pre-approved by the Audit committee in accordance with the pre-approval policy described above.

EXTERNAL AUDITOR SERVICE FEES
The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2014	2013

Audit fees • audit of the annual consolidated financial statements • services related to statutory and regulatory filings or engagements • review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents	$6.4	$6.4

Audit-related fees • services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans	0.2	0.2

Tax fees • Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings	0.5	0.7

All other fees	—	—

Total fees	$7.1	$7.3

Loans to directors and executives

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

Securities owned by directors

The table below shows the total value as of March 16, 2015 of each director's shares and deferred share units (DSUs) of TransCanada or shares of our affiliates outstanding at the end of 2014, including the DSUs credited as dividend equivalents until January 31, 2015.

34    TCPL Annual information form 2014

None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

Director	TransCanada Common Shares	TransCanada Deferred Share Units

K. Benson	13,000	57,059

D. Burney	10,083	49,131

P. Gauthier	1,992	58,377

R. Girling(1)(2)	1,525,262	—

S.B. Jackson	39,000	117,261

P. Rosput Reynolds	4,500	11,066

J. Richels(3)	10,000	7,148

M.P. Salomone	2,000	5,177

D.M.G. Stewart(4)	15,404	24,467

S.A. Vanaselja	—	2,701

R.E. Waugh(5)	29,150	13,111

Refer to the Compensation of directors section below for further information regarding the compensation of TransCanada's directors.

(1)
Mr. Girling is an employee of TCPL and participates in the Company's executive share unit program. He does not participate in the DSU program. Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through exercise of stock options that are vested under the stock option plan, which is described in Schedule D to this AIF under the heading Compensation – Executive compensation. Directors as such do not participate in the stock option plan. Mr. Girling, as an employee of TCPL, has the right to acquire 1,378,905 TransCanada common shares under vested stock options, which amount is included in this chart.

(2)
Mr. Girling's holdings include 4,000 shares held by his wife.

(3)
Mr. Richels' holdings represent 10,000 shares held in a family partnership controlled by Mr. Richels and his wife.

(4)
Mr. Stewart's holdings include 1,979 shares held by his wife.

(5)
Mr. Waugh's holdings include 4,150 shares held by his wife.

Compensation of directors

Information relating to the compensation of directors, including information regarding compensation paid by TCPL to directors in 2014, the Company's minimum share ownership guidelines and TransCanada's share unit plan for non-employee directors, is provided in Schedule D to this AIF under the heading Compensation – Director compensation, which is excerpted from TransCanada's Circular.

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

TCPL Annual information form 2014    35

Transfer agent and registrar

TCPL's transfer agent and registrar is Computershare Trust Company of Canada with its Canadian transfer facilities in the cities of Vancouver, Calgary, Toronto, Halifax and Montréal.

Material contracts

TCPL did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2014, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2014 which are still in effect as at the date of this AIF.

Interest of experts

KPMG LLP are the auditors of TCPL and have confirmed that they are independent with respect to TCPL within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to all relevant U.S. professional and regulatory standards.

Additional information

1.
Additional information in relation to TCPL may be found under TCPL's profile on SEDAR (www.sedar.com).

2.
Additional financial information is provided in TCPL's audited consolidated financial statements and MD&A for its most recently completed financial year.

36    TCPL Annual information form 2014

Glossary

Units of measure

Bbl/d	Barrel(s) per day
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
GWh	Gigawatt hours
MMcf/d	Million cubic feet per day
MW	Megawatt(s)
MWh	Megawatt hours

General terms and terms related to our operations

bitumen	A thick, heavy oil that must be diluted to flow (also see: diluent). One of the components of the oil sands, along with sand, water and clay
Canadian Restructuring Proposal	Canadian Mainline business and services restructuring proposal and 2012 and 2013 Mainline final tolls application
cogeneration facilities	Facilities that produce both electricity and useful heat at the same time
diluent	A thinning agent made up of organic compounds. Used to dilute bitumen so it can be transported through pipelines
Eastern Triangle	Canadian Mainline region between North Bay, Toronto and Montréal
FIT	Feed-in tariff
force majeure	Unforeseeable circumstances that prevent a party to a contract from fulfilling it
GHG	Greenhouse gas
HSE	Health, safety and environment
investment base	Includes annual average assets in rate base as well as assets under construction
LNG	Liquefied natural gas
OM&A	Operating, maintenance and administration
PPA	Power purchase arrangement
rate base	Our investment in assets used to provide transportation services on our natural gas pipelines
WCSB	Western Canada Sedimentary Basin

Accounting terms

AFUDC	Allowance for funds using during construction
DRP	Dividend reinvestment plan
ROE	Rate of return on common equity
GAAP	U.S. generally accepted accounting principles

Government and regulatory bodies terms

CFE	Comisión Federal de Electricidad (Mexico)
DOS	Department of State (U.S.)
EPA	Environmental Protection Agency (U.S.)
FERC	Federal Energy Regulatory Commission (U.S.)
IESO	Independent Electricity System Operator
NEB	National Energy Board (Canada)
NYISO	New York Independent System Operator
OPA	Ontario Power Authority (Canada)
RGGI	Regional Greenhouse Gas Initiative (northeastern U.S.)
SEC	U.S. Securities and Exchange Commission

TCPL Annual information form 2014    37

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

38    TCPL Annual information form 2014

Schedule B
Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.

This section discusses our approach to governance and describes our Board and how it works.

WHERE TO FIND IT

>	About our governance practices	26

	Board characteristics	27
	Governance philosophy	30
	Role and responsibilities of the Board	32
	Orientation and education	38
	Board effectiveness and director assessment	40
	Engagement	44
	Communicating with the Board	44
	Shareholder proposals	44
	Board committees	45

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

•
National Instrument 52-110, Audit Committees,
•
National Policy 58-201, Corporate Governance Guidelines, and
•
National Instrument 58-101, Disclosure of Corporate Governance Practices (NI 58-101).

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.

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

We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank).

26    TCPL Annual information form 2014

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

Size and composition
TransCanada's articles currently state that the Board must have 10 to 20 directors. Shareholders have been asked to vote on reducing the range of directors to a minimum of 8 and a maximum of 15 directors as explained on page 11, under Business of the meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.

TCPL Annual information form 2014    27

Board diversity
We have been committed to a diverse Board since 1999, when our Corporate governance guidelines were revised to include a variety of diversity criteria, which bring a range of perspectives to the Board that are not limited to gender diversity.

While the Governance committee has not set a specific target for the number of women directors on our Board, the committee believes that a diverse board with a variety of perspectives enhances our decision-making and helps keep the Board informed and effective. We do not believe targets are an appropriate method of increasing diversity on the Board. Instead, we believe that a process-based method of reviewing directors on a variety of diversity factors (including gender) is more appropriate, particularly given the business environment in which TransCanada operates.

In order to achieve a diverse Board, the committee focuses on the process surrounding director nomination. Each year, the committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. These guidelines outline the criteria that the committee considers when evaluating potential director nominees. We have not adopted a written policy with respect to the identification and nomination of women directors because we believe that encompassing our diversity criteria in our written Corporate governance guidelines is more appropriate than a separate written policy.

Our Corporate governance guidelines provide that when choosing director nominees, the committee takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation. The committee regularly considers the current number of women on the Board when selecting director candidates, by considering gender, in addition to other characteristics, as one of the factors.

The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our strategy and oversee ongoing business operations. TransCanada does not have term limits for directors, but does have a retirement policy to encourage board renewal, as discussed in Director tenure, on page 43.

The committee ensures that the list of potential director candidates discussed includes a reasonable number of qualified women candidates, but ultimate decisions are made based on the qualifications of the candidates and the expertise needs of the Board.

We believe that this process is effective as 27 per cent of the Board is currently composed of women directors.

Board composition – gender

28    TCPL Annual information form 2014

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent within the meaning of 'independence' in accordance with legal requirements, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.

The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.

The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. Other than Mr. Girling, none of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.

Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.

Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.

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

The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TransCanada's pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board's performance.

If a director declares that they have a material interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.

See the director profiles starting on page 14 for the other public company boards each nominated director serves on.

Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2014, the independent directors met separately before and at the end of every regularly scheduled Board meeting.

Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

TCPL Annual information form 2014    29

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

Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no material departures from the Code in 2014.

The Code is posted on our website (www.transcanada.com).

30    TCPL Annual information form 2014

Conflicts of interest
The Code covers potential conflicts of interest.

Serving on other boards
The Board considers whether directors serving on the boards of all entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director's ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.

Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of their immediate supervisor.

Affiliates
The Board oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy. The committee also has a pre-approval policy with respect to permitted non-audit services, to help ensure auditor independence is maintained.

Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2014 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than 5 per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no exceptional circumstances. We expect the Board to announce its decision to either accept or reject the director's resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.

This policy does not apply if there is a proxy contest over the election of directors.

Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of March 2, 2015, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. For two of the more recent appointments to the Board, the chart below lists the director, the date of their appointment and the date by which they must meet the share ownership requirements.

Director	Date appointed	Share ownership requirements deadline

Ms. Salomone	February 12, 2013	February 12, 2018

Mr. Vanaselja	May 2, 2014	May 2, 2019

See Aligning the interests of directors and shareholders on page 58 and Aligning the interests of executives and shareholders on page 77 for more information.

TCPL Annual information form 2014    31

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

Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.

The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.

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

32    TCPL Annual information form 2014

Strategic planning
We have a multi-year strategic plan that balances risk and reward.

The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year. The Governance committee oversees the processes used for the preparation and articulation of our strategic plan.

The Board monitors management's progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.

The Board generally holds a formal session over two days on strategic planning every year and several sessions on strategic issues throughout the year. The strategic planning sessions have management and the Board review and discuss management's strategic plan, with the strategic plan put forward to the Board for approval. The strategic issues sessions provide the Board with the opportunity to consider specific strategic issues in detail, which provides more context during the strategic planning process. In response to Board feedback at the annual strategic planning session in June 2014, the number of strategic issues sessions held has significantly increased, providing the Board with more time to address and discuss strategic issues.

In addition to the ongoing strategic planning process, the Board and Governance committee address emerging strategic issues throughout the year as they arise.

See Meeting attendance on page 25 for more information about the meetings held in 2014 and Orientation and education on pages 38 for more information about the strategic issues and planning sessions attended by Board members in 2014.

TCPL Annual information form 2014    33

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

All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establishes clear accountabilities to the Board, committee and executives responsible for specific oversight of each risk.

Our risks are categorized according to these main areas:

•
corporate strategy
•
business strategy and execution
•
business opportunity
•
commercial operations
•
physical operations, and
•
general corporate risk (including compensation risk).

The Governance committee oversees our risk management process. The committee reviews TransCanada's 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

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

Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2014 AIF and the 2014 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

34    TCPL Annual information form 2014

Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust process with appropriate expertise, attention and diligence given to each key business risk. Generally, the Audit committee oversees financial risk, the Human Resources committee oversees human resources and compensation risk and the Health, Safety and Environment committee oversees operational risk, people and process safety, security and environmental risks. The committees update the Board on their risk oversight activities regularly.

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

The Health, Safety and Environment committee monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues that is used to capture, organize and document our related policies, programs and procedures.

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

The committee reviews HSE performance and operational risk management on a quarterly basis. It receives detailed reports on:

•
overall HSE corporate governance
•
operational performance and preventive maintenance metrics
•
asset integrity programs
•
emergency preparedness, incident response and evaluation
•
people and process safety performance metrics, and
•
developments in and compliance with applicable legislation and regulations.

The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.

Each year the committee's practice is to conduct a site visit and tour of at least one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board is invited to join the committee at its site visit and the Board also typically has a separate site visit each year. Also, in 2014, all of the board members participated in a special session devoted to operational risk management.

See Compensation governance starting on page 50 for more information about how we manage our compensation risk.

TCPL Annual information form 2014    35

Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate's performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.

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

Management diversity
Our executive leadership team includes our President and CEO, and all of our executive vice-presidents. Senior management includes our executive leadership team, as well as our senior vice-presidents, vice-presidents and directors (one level below vice-president).

In 2013, management set and the Board reviewed three and five year goals to increase the number of women in senior management.

Setting these goals supports our long term focus on ensuring TransCanada has a capable and diverse senior management team. We believe that having a defined goal for the representation of women in senior management is an effective way to increase the number of women on our executive leadership team over the long term. More women at the senior management level provides a larger group of women that can be considered for promotion to executive positions.

In order to achieve these goals we have focused on identifying, assessing and developing high potential candidates from our existing talent pool as well as strategic hires. High potential candidates are each assigned a sponsor on the executive leadership team who work with them to increase their exposure within the organization and at the Board.

The executive leadership team reviews and discusses this talent pool regularly and approves some senior management appointments. The Board approves all appointments to the executive leadership team.

Progress towards these goals is reviewed and assessed by the executive leadership team at least annually to ensure that we have a qualified pool of women, and that the women in senior management are being adequately supported and developed. The Board receives progress reports on our goals annually.

36    TCPL Annual information form 2014

We have achieved notable progress towards achieving our goals at the executive level (vice-presidents, senior vice-presidents, and executive vice-presidents).

Women at the executive-level

The Board encourages the inclusion of women candidates for consideration for all executive officer positions, but ultimate decisions are made based on the qualifications of the candidates.

While we do not have specific goals for the executive leadership team, in 2014, the percentage of women on our executive leadership team increased from 11 per cent to 22 per cent.

Executive leadership team composition

Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with relevant members of the executive leadership team as needed.

The Board encourages the executive leadership team to include key managers in Board and committee meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

TCPL Annual information form 2014    37

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2014 program included site visits and sessions on strategic issues.

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

38    TCPL Annual information form 2014

2014 director education program

Date	Topic	Presented/hosted by	Attended by

February 19	Strategic issues session – economic outlook	Executive Vice-President, Corporate Development	All directors

April 1	Impact of social media on boards	Korn Ferry	Barry Jackson

May 23	Director orientation session	Members of the executive leadership team	Siim Vanaselja

June 16	Strategic issues session – operational risk education session	Executive Vice-President, Operations and Engineering	All directors

June 16-17	Strategic planning session – a number of topics related to the direction of overall corporate strategy	Executive leadership team, led by the Executive Vice-President, Corporate Development	All directors

September 9	Strategic issues session – shareholder value	Executive leadership team	All directors

September 9	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy and President and Chief Executive Officer, Bruce Power	All directors

September 10	Tour of Bruce Power, Kincardine, Ontario	President and Chief Executive Officer, Bruce Power	Paula Reynolds Mary Pat Salomone Mike Stewart Richard Waugh

September 18	Transformational governance	Institute of Corporate Directors National Conference	Barry Jackson

October 9	Site visit to U.S. North East Hydro Facilities, Comerford and Moore, New Hampshire	Executive Vice-President, Operations and Engineering	Health, Safety and Environment committee

October 12-14	Board leadership conference	National Association of Corporate Directors	Mary Pat Salomone

November 3	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors

November 10	Various topics related to emerging governance issues	Institute of Corporate Directors Chairs Advisory Council	Barry Jackson

November 18	Director orientation session	Executive Vice-President and President, Liquids Pipelines	Siim Vanaselja

November 20	Director orientation session	Executive Vice-President and General Counsel	Siim Vanaselja

December 4	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors

December 4	Strategic issues session – shareholder value	Financial Advisors	All directors

TCPL Annual information form 2014    39

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an annual assessment of the performance of the Board, the Chair, committees and individual directors every year and reports the results to the Board.

Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.

The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2014, the assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.

Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 14, in the Audit committee report on page 46 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

40    TCPL Annual information form 2014

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.

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

The committee ensures that the Board seeks expertise in the following key areas:

• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety and environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.

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

TCPL Annual information form 2014    41

Board matrix
The matrix below shows the likely retirement year of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal.

Key expertise areas
Director (expected retirement year)	Education	Committees	Accounting & finance	Energy/utilities	Engineering	Governance	Government/regulatory	Health, safety and environment	International markets	Law	Management/leadership	Oil & gas/utilities	Operations	Risk management

Kevin E. Benson (2017)	Chartered Accountant	Audit (Chair) Governance	X			X	X				X		X

Derek H. Burney (2016)	M.A. Political Science B.A. Political Science (Hon)	Audit Governance (Chair)		X		X	X		X		X

Paule Gauthier (2016)	LL.M LL.B B.A.	Health, Safety and Environment Human Resources				X	X			X

Russell K. Girling	MBA B. Comm	–	X	X		X	X	X			X	X	X	X

S. Barry Jackson (2023)	B.Sc. Engineering	Board Chair Governance Human Resources		X	X	X		X			X	X	X

Paula Rosput Reynolds (2027)	B.A. Economics (Hon)	Health, Safety and Environment Human Resources (Chair)		X							X	X		X

John Richels (2021)	LL.B B.A. Economics	Health, Safety and Environment Human Resources	X	X		X		X		X	X	X	X	X

Mary Pat Salomone (2030)	MBA B.A. Engineering	Audit Health, Safety and Environment		X	X			X	X		X		X

D. Michael G. Stewart (2022)	B.Sc. Geological Sciences (Hon)	Audit Health, Safety and Environment (Chair)		X				X			X	X	X

Siim A. Vanaselja (2027)	Hon. BBA	Audit Governance	X			X			X		X			X

Richard E. Waugh (2018)	Hon. MBA B. Comm (Hon)	Governance Human Resources	X			X			X		X			X

42    TCPL Annual information form 2014

Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.

Once a director turns 70, he or she will not stand for re-election at the next annual meeting. The Board may waive the retirement age for a director if:

•
they have not served seven consecutive years by age 70, or
•
their continued service is in the best interests of the company, because of their specific skills and experience.

TransCanada does not use term limits for our directors. We do not believe term limits are an effective mechanism to promote board renewal. In addition to the annual director assessment, which ensures that each of our Board members, committees and the Board is functioning effectively, the committee reviews director succession planning at least annually. This review provides the opportunity for the committee to focus on creating a board with an appropriate mix of experience and skills to guide the long-term strategy and ongoing business operations of the company. Our flexible retirement policy promotes effective Board turnover without limiting the mix of skills and experience on the Board.

The Board has waived the retirement policy for Mr. Burney and Mme. Gauthier and asked them to stand for re-election at the 2015 annual and special meeting. The Board and the Governance committee determined that the retirement age policy should be waived for these two directors, as Mr. Burney and Mme. Gauthier continue to provide significant contributions to the Board. Mme. Gauthier continues to provide valuable insight and skills, particularly with respect to the Energy East Pipeline. Mr. Burney's experience and background and deep understanding of the evolving business and political environment continue to provide valued input to TransCanada's business and affairs. The Board believes that the skills, experience and continuity provided by Mr. Burney and Mme. Gauthier's extended tenure will be valuable to the Board over the coming year.

The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected.

Current composition	Post-meeting composition

TCPL Annual information form 2014    43

ENGAGEMENT
We believe it is important to engage with our stakeholders. Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.

TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. In 2014, we engaged with institutions representing more than 50 per cent of current outstanding shares.

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

Shareholders, employees and others can contact the Board directly by writing to:

Chair of the Board of Directors
c/o Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1

The Board, including committee Chairs, will also be available at the annual and special meeting to receive questions from shareholders.

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We did not receive any shareholder proposals for the 2015 annual and special meeting.

Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on December 3, 2015 to be considered for the Management information circular for our 2016 annual meeting of common shareholders.

44    TCPL Annual information form 2014

BOARD COMMITTEES
The Board has four standing committees:

•
Audit committee
•
Governance committee
•
Health, Safety and Environment committee, and
•
Human Resources committee.

Each of the committees is comprised entirely of independent directors.

The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.

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

The committees will be reconstituted after the annual and special meeting.

Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

TCPL Annual information form 2014    45

Audit committee

Members	Kevin E. Benson (Chair) Derek H. Burney Mary Pat Salomone D. Michael G. Stewart Siim Vanaselja (as of May 2, 2014)

Meetings in 2014	5 regularly scheduled meetings (February, April, July, November, December)

Independent	5 independent directors, 100 per cent independent and financially literate.

Mr. Benson and Mr. Vanaselja are "audit committee financial experts" as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external auditors, Vice-President, Corporate Compliance and Internal Audit, and Executive-Vice-President and General Counsel. The committee also meets in-camera at the end of each meeting.

2014 highlights

•
Reviewed our 2014 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management's discussion and analysis, AIF and circular and recommended them for approval.
•
Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•
Received the external auditor's formal written statement of independence (which sets out all of its relationships with TransCanada) and its comments to management about our internal controls and procedures.
•
Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.
•
Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG relating to tax, benefit plans and environmental compliance.
•
Recommended the funding of the Registered Pension Plan and Supplemental Pension Plan.
•
Reviewed the major accounting policies and estimates.
•
Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.
•
Oversaw implementation of the new Enterprise Resource Planning system.
•
Reviewed/recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.
•
Recommended amendments to the Public disclosure policy, Avoiding bribery and corruption policy and Code of business ethics.
•
Reviewed/recommended prospectuses relating to issuance of securities.
•
Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.
•
Received regular reports from management on risk management, finance, treasury, pensions, compliance, material litigation and information services security controls.

•    Reviewed regular reports from Internal Audit.

•    Reviewed adequacy of staff complements in accounting and tax.

•    Recommended amendments to the Audit committee charter.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member's education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2014 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

46    TCPL Annual information form 2014

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Siim A. Vanaselja (as of May 2, 2014) Richard E. Waugh

Meetings in 2014	3 regularly scheduled meetings (February, April, November)

Independent	5 independent directors, 100 per cent independent

Mandate	The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literary of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

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

2014 highlights

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
•
Monitored director share ownership requirements.
•
Reviewed best practices with respect to common share ownership as opposed to deferred share units for director shareholding requirements.
•
Reviewed and recommended changes to our Articles and By-law Number 1 to the Board for approval. These changes are subject to shareholder approval, as described in Business of the meeting on page 9.
•
Reviewed our Corporate governance guidelines and recommended appropriate changes to the Board for approval. These changes included revisions to more closely align our majority voting policy with the TSX Company Manual.
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
•
Oversaw the Board's retirement policy, Board renewal and the selection of new director candidates.

TCPL Annual information form 2014    47

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier Paula Rosput Reynolds John Richels (as of May 2, 2014) Mary Pat Salomone

Meetings in 2014	3 regularly scheduled meetings (February, May and October)

Independent	5 independent directors, 100 per cent independent

Mandate	The Health, Safety and Environment committee is responsible for overseeing our health, safety, security and environmental practices and procedures.

It monitors our compliance with applicable legislative and regulatory requirements, and oversees our policies, management systems, programs, procedures and practices to prevent or mitigate losses and to protect our people, assets, network and infrastructure from malicious acts, natural disasters or other crisis situations.

It also reviews and reports to the Board on actions and initiatives taken to mitigate risk related to health, safety, security and environment having the potential to affect our people, activities, plans, strategies or reputation.

The Health, Safety and Environment committee met separately with the Vice-President, Community, Safety and Environment at the end of the February and May meetings and with the Executive Vice-President, Operations and Engineering at the end of the October meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.

2014 highlights

•
Received quarterly reports on our health, safety, security, environmental activities and performance, including governance activities, leadership objectives and emergency resource management and incident followup.
•
Received detailed reports and analysis on operational risk management, operational risk management, people and process safety, and, including regulatory compliance matters related to asset integrity.
•
Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.
•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings and resulting corrective action plans.
•
Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, related compliance matters, and climate change initiatives.
•
Reviewed the company's strategy for managing greenhouse gas policy and legislation.
•
Visited the U.S. Northeast Hydro Facilities including the Moore Hydroelectric Station located in New Hampshire, and the Comerford Hydroelectric Station and reviewed the results of an emergency response plan field exercise conducted for the Somerset Station.
•
Received an annual update regarding insurance coverage, including general liability, construction and operational policies, property and business interruption, and directors' and officers' liability.
•
Held a special session on operation risk management attended by all Board members.

48    TCPL Annual information form 2014

Human Resources committee

Members	Paula Rosput Reynolds (Chair – as of May 2, 2014) Paule Gauthier S. Barry Jackson John Richels Richard E. Waugh (as of May 2, 2014)

Meetings in 2014	4 regularly scheduled meetings (January, February, November and December)

Independent	5 independent directors, 100 per cent independent

Mandate	The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all non-executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.

2014 highlights

•
Assessed the performance of the executive leadership team and recommended the 2014 executive compensation awards to the Board for approval.
•
Appointed Meridian Compensation Partners as the independent compensation advisor to the committee.
•
Reviewed the alignment of our variable compensation plans with the business strategy.
•
Considered trends and regulatory developments in executive compensation.

The committee also undertook a number of other activities during the year, and these go into effect in 2015:

•
Developed and approved a new peer group for benchmarking executive compensation.
•
Reviewed and recommended to the Board an Incentive compensation reimbursement policy.
•
Approved an increase in the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
•
Reviewed and recommended to the Board amendments to our executive separation agreements to align with current governance standards.
•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating the targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success.
•
Reviewed the executive share unit plan and approved:
•
the introduction of an additional performance measure in the plan (earnings per share) and modified the performance peer group used for the relative total shareholder return (TSR) measure
•
the elimination of the minimum payout of 50%, and
•
the increase of the maximum payout to 200%.

TCPL Annual information form 2014    49

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

40    TCPL Annual information form 2014

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

TCPL Annual information form 2014    41

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

42    TCPL Annual information form 2014

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

XI. Information Security

(a)
review, at least quarterly, the report of the Chief Information Officer (or such other appropriate Company representative) on information security controls, education and awareness.

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

TCPL Annual information form 2014    43

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

44    TCPL Annual information form 2014

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

TCPL Annual information form 2014    45

Schedule D
Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TransCanada, and explains its decisions for 2014.

WHERE TO FIND IT

>	Compensation governance	50
	Expertise	51
	Compensation oversight	52
	Independent consultant	55
>	Director compensation	56
	Director compensation discussion and analysis	56
	2014 details	60
>	Executive compensation	65
	Human Resources committee letter to shareholders	65
	Executive compensation discussion and analysis	68
	2014 details	96

Compensation governance

The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

Human Resources committee	Governance committee
• Paula Rosput Reynolds (Chair)	• Derek H. Burney (Chair)
• Paule Gauthier	• Kevin E. Benson
• S. Barry Jackson	• S. Barry Jackson
• John Richels	• Siim A. Vanaselja
• Richard E. Waugh	• Richard E. Waugh

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

50    TCPL Annual information form 2014

EXPERTISE

Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting

Paula Rosput Reynolds (Chair)	X	X	X	X		X

Paule Gauthier	X			X	X

S. Barry Jackson	X	X		X		X

John Richels	X	X	X	X	X	X

Richard E. Waugh	X	X	X	X		X

All of the members have experience as members of human resources or compensation committees of other public companies. All of the members also have governance experience and most have finance and accounting experience.

Ms. Reynolds, the committee Chair, was the CEO of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing and assessing performance-based goals for executives. She has worked closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs.

Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries.

Mr. Jackson has served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.

Mr. Richels is the president and CEO of a public company. He was a CFO of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel.

Mr. Waugh, as the former CEO of a publicly traded financial institution, has experience in overseeing, administering and implementing executive compensation programs and compensation plans.

In addition to the committee's collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

Governance
You can find specific details about each director's background and experience in the director profiles starting on page 14, and more information about the committees starting on page 45.

The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

TCPL Annual information form 2014    51

COMPENSATION OVERSIGHT
The purpose of the Board's compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TransCanada's business and operations.

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

Multi-year strategic plan
We have a multi-year, strategic plan that identifies our core strategies to help us achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

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

Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives' interests with those of our shareholders and customers, and engage and retain our executives. In setting compensation levels, each component – base salary, short- term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 73 through 84 for details).

Executive compensation is also designed to minimize risk as a significant portion of total direct compensation is variable or at-risk compensation. See pages 91 through 95 for the pay mix for each named executive.

52    TCPL Annual information form 2014

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. As of 2014, director compensation is reviewed every two years by the Governance committee and the Board. Both director and executive compensation are benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

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

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives' interests with our shareholders.

•
Pre-established objectives: The Board approves corporate, business/functional and individual objectives every year for each member of the executive leadership team that are aligned with the overall business plan approved by the Board. These objectives are used to assess performance and determine compensation, and executives agree to these objectives as set out in their annual performance scorecards.

•
Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of two times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period (2.0 times starting in 2015).

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TCPL Annual information form 2014    53

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

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

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

In February 2015, we implemented our Incentive compensation reimbursement policy which requires employees at the vice-president level and above to repay vested and unvested incentive compensation granted in the three year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee's intentional misconduct. We will amend the policy as necessary to conform with any applicable laws, such as the final Dodd-Frank rules.

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

Year	Approval vote (%)

2014	94.28

2013	92.67

2012	96.63

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

54    TCPL Annual information form 2014

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.

The committee created a mandate for the consultant that includes:

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

Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor's independence from management. Before engaging an external consultant, the committee considers all factors bearing on the consultant's independence, including those factors enumerated by the NYSE.

Starting in September 2014, the independent compensation consultant is Meridian Compensation Partners (Meridian). Previously, the committee retained an individual consultant from Towers Watson. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant's advice is an important tool in the committee's processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.

While Meridian provides advice to the committee, it does not provide consulting or other services to TransCanada. Before engaging Meridian, and after considering all factors bearing on the consultant's independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.

TransCanada retained Towers Watson starting in 2002 to provide human resources consulting services to management and continues to engage Towers Watson for a variety of services. The committee was aware that management had retained Towers Watson when the committee retained a separate consultant at Towers Watson and required assurances of independence of that consultant. However, as noted above, the committee no longer has a relationship with Towers Watson and now relies on the services of Meridian for compensation related advice.

The Human Resources committee has a pre-approval policy for fees paid to its compensation consultant. Under the policy, the committee must pre-approve the fees and services paid by TransCanada to the compensation consultant for services provided to management. The Chair of the committee is authorized to pre-approve between scheduled meetings the terms of engagement and additional fees up to $250,000 for services provided to management and must report any pre-approval to the committee. Towers Watson's other consulting fees included below were approved by the committee.

The table below shows the executive compensation-related fees paid in 2013 and 2014.

Executive compensation-related fees

($ in millions)

Meridian	2014	2013

Consulting to the Human Resources committee	0.09	–

Towers Watson

Consulting to the Human Resources committee	0.04	0.12

Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	0.15	0.13
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2.53	2.42
• pension administration services for our Canadian and U.S. operations	2.01	0.98

Consulting to the Governance committee
• preparing a report on director compensation	0.03	0.04

All other fees	–	–

Total fees	$4.85	$3.70

TCPL Annual information form 2014    55

Director compensation discussion and analysis

WHERE TO FIND IT

>	Director compensation discussion and analysis	56
	Approach	56
	Components	59
>	2014 details	60
	Director compensation table	60
	At-risk investment	62
	Incentive plan awards	64

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

The Governance committee reviews director compensation every two years, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors' time commitment, duties and responsibilities, and director compensation practices at comparable companies.

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

56    TCPL Annual information form 2014

Benchmarking
Director compensation is benchmarked against two peer groups. The companies in the custom peer group are relatively consistent with the group of Canadian publicly-traded companies included in the executive compensation peer group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry peer group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our peer groups, so we can attract and retain qualified directors. The Governance committee reviews director compensation every two years, based on independent advice respecting compensation paid by our peer companies. The Governance committee refers to the report when conducting its compensation review.

2014 peer groups

Custom peer group	General industry peer group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Suncor Energy Inc.	National Bank of Canada
Talisman Energy Inc.	Potash Corporation of Saskatchewan Inc.
TransAlta Corporation	Resolute Forest Products Inc.
Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

TCPL Annual information form 2014    57

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer in shares or DSUs within five years of joining the Board.

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

As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is four times his base salary. Mr. Girling meets these ownership requirements (see page 77 for details). Effective February 13, 2015, the ownership requirement for Mr. Girling was raised to five times his base salary which he also meets.

As of March 2, 2015, all but two of our directors meet the share ownership requirements. Ms. Salomone and Mr. Vanaselja each have five years from the date they were appointed to meet the director share ownership requirements as shown in the chart on page 31.

Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.

Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2014.

Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

58    TCPL Annual information form 2014

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2014 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board	$170,000 per year		represented 1,859 DSUs for
paid to each director except the Chair of the Board	($70,000 cash + $100,000 in DSUs)		Canadian directors and 2,067 DSUs for U.S. directors in 2014

Chair of the Board	$470,000 per year
receives a higher retainer because of his level of responsibility	($180,000 in cash + $290,000 in DSUs)		represented 5,392 DSUs in 2014

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$20,000 per year	audit

	$15,000 per year	human resources

	$12,000 per year	governance and health, safety and environment

Meeting fees
Chair of the Board	$3,000 per Board meeting chaired

Board and committee meetings	$1,500 per meeting

Travel fees
if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)		no other fees were paid in 2014

DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2014, four directors chose to receive 100 per cent of their retainer, meeting and travel fees in DSUs:

•
S. Barry Jackson
•
John Richels
•
Siim Vanaselja, and
•
Richard E. Waugh.

Starting January 1, 2014, the Audit committee Chair retainer was increased by $8,000 from $12,000 to $20,000. The Human Resources committee Chair retainer was also increased by $3,000 from $12,000 to $15,000. These increases reflect the additional responsibilities and time commitment associated with these committees and aligns with our peer groups.

Starting January 1, 2015, the mandatory DSU portion of the Board retainer was increased by $10,000 from $100,000 to $110,000. This increase aligns compensation closer to the median of our peer groups.

Starting January 1, 2015, the Chair of the Board no longer receives a meeting attending fee of $3,000 per Board meeting attended. The cash DSU portion of the Chair's retainer was increased by $21,000 from $180,000 to $201,000 for a total compensation of $491,000 per year. This change aligns more closely with the compensation structure of our peer groups.

TCPL Annual information form 2014    59

Director compensation – 2014 details

The table below shows total director compensation awarded, credited or paid in 2014.

DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Kevin E. Benson	124,000	100,000	–	–	–	–	224,000

Derek H. Burney	122,000	100,000	–	–	–	–	222,000

Paule Gauthier	114,000	100,000	–	–	–	–	214,000

S. Barry Jackson	211,500	290,000	–	–	–	43,508	545,008

Paula Rosput Reynolds	123,316	100,000	–	–	–	–	223,316

John Richels	109,500	100,000	–	–	–	–	209,500

Mary Pat Salomone	120,000	100,000	–	–	–	–	220,000

W. Thomas Stephens (retired May 2, 2014)	44,082	37,018	–	–	–	–	81,100

D. Michael G. Stewart	117,500	100,000	–	–	–	–	217,500

Siim A. Vanaselja (joined May 2, 2014)	80,851	100,000	–	–	–	–	180,851

Richard E. Waugh	110,526	100,000	–	–	–	–	210,526

Notes

•
Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens received their compensation in U.S. dollars.

•
Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•
Share-based awards include the portion of the Board retainer ($100,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2014.

•
In 2014, TC paid $37,688 for third-party office and other expenses for Mr. Jackson and he received a reserved parking space valued at $5,767.

60    TCPL Annual information form 2014

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2014.

	Retainers			Meeting fees		Travel	Other	Totals

Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)

Kevin E. Benson	70,000	5,500	20,000	13,500	12,000	1,500	1,500	124,000	100,000	224,000

Derek H. Burney	70,000	5,500	12,000	13,500	12,000	7,500	1,500	61,000	161,000	222,000

Paule Gauthier	70,000	11,000	–	13,500	10,500	7,500	1,500	85,000	129,000	214,000

S. Barry Jackson	180,000	–	–	27,000	–	1,500	3,000	–	501,500	501,000

Paula Rosput Reynolds	70,000	7,343	9,973	13,500	10,500	10,500	1,500	56,672	166,644	223,316

John Richels	70,000	11,000	–	12,000	6,000	9,000	1,500	–	209,500	209,500

Mary Pat Salomone	70,000	11,000	–	13,500	13,500	10,500	1,500	74,000	146,000	220,000

W. Thomas Stephens (retired May 2, 2014)	23,654	1,859	5,069	4,500	6,000	3,000	–	44,082	37,018	81,100

D. Michael G. Stewart	70,000	5,500	12,000	13,500	12,000	3,000	1,500	117,500	100,000	217,500

Siim A. Vanaselja (joined May 2, 2014)	46,538	7,313	–	10,500	9,000	6,000	1,500	–	180,851	180,851

Richard E. Waugh	70,000	10,526	–	12,000	9,000	7,500	1,500	–	210,526	210,526

Notes

•
Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Stephens received their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
Committee meeting fees for Ms. Salomone include $1,500 for attending the January 2014 Human Resources committee meeting as an observer.

•
DSUs credited include all share-based awards vested or earned by the directors in 2014. The minimum portion of the Board retainer paid in DSUs in 2014 was $290,000 for the Chair and $100,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2014.

•
Total cash & DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $50.25, $50.93, $57.68 and $57.10, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2014. Directors are able to redeem their DSUs when they leave the Board.

TCPL Annual information form 2014    61

AT-RISK INVESTMENT
The table below shows:

•
the total value of each director's shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents until January 31, 2015
•
their holdings as a percentage of their annual cash retainer, and
•
the minimum equity investment required, as a multiple of their annual cash retainer.

The change in value represents the value of DSUs received in 2014, including dividend equivalents credited until January 31, 2015, plus any additional shares acquired in 2014. The change in value also includes increases and decreases in market value.

As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. Ms. Salomone and Mr. Vanaselja each have five years from the date they were appointed to meet the share ownership requirements, as shown in the chart on page 31.

Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 58 and 77 for more information about our share ownership requirements for directors and executives.

None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

In the table:

•
DSUs include DSUs credited as dividend equivalents until January 31, 2015.
•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $49.90 on February 19, 2014 and $55.22 on March 2, 2015. It includes DSUs credited as dividend equivalents until January 31, 2015.
•
Mr. Richels' holdings include 10,000 shares held in a family partnership controlled by Mr. Richels' and his wife.
•
Mr. Stewart's holdings include 1,979 shares held by his wife.
•
Mr. Waugh's holdings include 4,150 shares held by his wife.

62    TCPL Annual information form 2014

At-risk investment

					At-risk investment		Minimum investment required

Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of cash & equity retainer

Kevin E. Benson	2015	13,000	57,059	70,059	3,868,658	22.76	680,000	4x

	2014	13,000	53,253	66,253	3,306,205	19.45	680,000	4x

	Change	–	3,806	3,806	562,633	3.31

Derek H. Burney	2015	10,083	49,131	59,214	3,269,797	19.23	680,000	4x

	2014	7,040	44,478	51,518	2,570,748	15.12	680,000	4x

	Change	3,043	4,653	7,696	699,049	4.11

Paule Gauthier	2015	1,992	58,377	60,369	3,333,576	19.61	680,000	4x

	2014	1,958	53,988	55,946	2,791,705	16.42	680,000	4x

	Change	34	4,389	4,423	541,871	3.19

S. Barry Jackson	2015	39,000	117,261	156,261	8,628,732	18.36	1,880,000	4x

	2014	39,000	104,007	143,007	7,136,049	15.18	1,880,000	4x

	Change	–	13,254	13,254	1,492,683	3.18

Paula Rosput Reynolds	2015	4,500	11,066	15,566	859,555	5.06	680,000	4x

	2014	2,500	7,290	9,790	488,521	2.87	680,000	4x

	Change	2,000	3,766	5,776	371,034	2.19

John Richels	2015	10,000	7,148	17,148	946,913	5.57	680,000	4x

	2014	–	2,625	2,625	130,988	0.77	680,000	4x

	Change	10,000	4,523	14,523	815,925	4.80

Mary Pat Salomone	2015	2,000	5,177	7,177	396,314	2.33	680,000	4x

	2014	–	2,019	2,019	100,748	0.59	680,000	4x

	Change	2,000	3,158	5,158	295,566	1.74

D. Michael G. Stewart	2015	15,404	24,467	39,871	2,201,677	12.95	680,000	4x

	2014	14,874	21,786	36,660	1,829,334	10.76	680,000	4x

	Change	530	2,681	3,211	372,343	2.19

Siim A. Vanaselja	2015	–	2,701	2,701	149,149	0.88	680,000	4x

(joined May 2, 2014)	2014	–	–	–	–	–	–	4x

	Change	–	2,701	2,701	149,149	0.88

Richard E. Waugh	2015	29,150	13,111	42,261	2,333,652	13.73	680,000	4x

	2014	29,150	8,795	37,945	1,893,456	11.14	680,000	4x

	Change	–	4,316	4,316	440,197	2.59

Total	2015	125,129	345,498	470,627	25,988,023

	2014	107,522	298,241	405,763	20,247,574

	Change	17,607	47,257	64,864	5,740,449

TCPL Annual information form 2014    63

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2014. Year-end values are based on $57.10, the closing price of TransCanada shares on the TSX at December 31, 2014. None of our directors have outstanding option-based awards.

Name	Number of shares or units of share-based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)

Kevin E. Benson	480	27,408	56,579	3,230,661

Derek H. Burney	413	23,582	48,718	2,781,798

Paule Gauthier	491	28,036	57,886	3,305,291

S. Barry Jackson	987	56,358	116,273	6,639,188

Paula Rosput Reynolds	93	5,310	10,973	626,558

John Richels	60	3,426	7,088	404,725

Mary Pat Salomone	43	2,455	5,134	293,151

D. Michael Stewart	205	11,706	24,261	1,385,303

Siim A. Vanaselja (joined May 2, 2014)	22	1,256	2,678	152,914

Richard E. Waugh	110	6,281	13,001	742,357

Notes

•
All share-based awards in this chart are DSUs.

•
The total Market or payout value of share-based awards that have not vested is $165,818 at December 31, 2014.

•
Shares or Units not vested are dividends declared at December 31, 2014, but not payable until January 30, 2015. Number of shares or units of share based awards that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 30, 2015 ($56.54).

•
Paul L. Joskow, who retired from the Board on March 22, 2013, redeemed his remaining 16,888 DSUs on December 31, 2013 and was paid US$769,810.44 in January 2014.

•
Mr. Stephens, who retired from the Board on May 2, 2014, redeemed 22,244 DSUs on June 30, 2014 and was paid US$650,667.13.

64    TCPL Annual information form 2014

Human Resources committee letter to shareholders

WHERE TO FIND IT

>	Human Resources committee letter to shareholders	65
>	Executive compensation discussion and analysis	68
	Executive summary	68
	Approach	73
	Components	78
	Compensation decisions in 2015	85
	Payout of 2012 executive share unit award	89
	Executive profiles	90
>	2014 details	96
	Summary compensation table	96
	Incentive plan awards	99
	Equity compensation plan information	102
	Retirement benefits	103
	Termination and change of control	104

Dear Shareholder:

The Board is holding its sixth consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.

The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2014 and made related compensation decisions for each of our named executive officers.

TransCanada's approach to compensation
TransCanada's vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where we have or can develop a significant competitive advantage. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and commercially developing and building new asset investment programs for future growth.

TransCanada's businesses are capital-intensive; most are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the company's financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.

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

TCPL Annual information form 2014    65

how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.

In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a significant portion of pay is linked to longer term shareholder value. As an example, in 2014, approximately 62 per cent of our CEO's compensation was linked to total shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada. Effective February 13, 2015, the Board modified the share ownership requirements, increasing the minimum threshold for the CEO and determined that all executives must meet the requirements through direct share ownership.

2014 performance and compensation
TransCanada's diverse portfolio of critical energy infrastructure assets generated strong earnings and cash flow in 2014. Comparable earnings per share increased eight per cent and funds generated from operations were up seven per cent compared to 2013. We made significant progress in our efforts to preserve the long-term value of our Canadian and U.S. gas pipeline businesses. We had top performance against industry safety measures. Although we did not meet our goal of receiving a Presidential Permit for our Keystone XL Pipeline project in 2014, we nevertheless completed construction and put into operation several major infrastructure projects which contributed to our earnings. Importantly, too, we captured approximately $7 billion in new, commercially secured pipeline projects.

The Board approved a Corporate factor for 2014 of 1.3, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.

The Board also approved a performance multiplier of 0.93 for the 2012 ESU grant that vested in 2014. This factor recognized the achievement of relative total shareholder return (TSR) at the 47th percentile of the peer group over the three year period.

Competitive compensation linked to performance
TransCanada's programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the company uses peer groups to benchmark compensation programs. The Board does the same for senior executives.

Every year, the committee reviews the compensation peer group with its independent consultant and approves the inclusion of specific companies in the group. In 2015, the committee approved a new compensation peer group of size-appropriate, capital intensive Canadian and U.S. businesses that it used to calibrate 2015 compensation awards for our executive leadership team. You can find additional information on our compensation peer group for named executives on page 76.

The Board also uses a separate performance peer group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded peer companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and peer group for the ESU plan, and in 2015, the Board approved changes to the measures and relative TSR peer group. See page 88 for more information.

Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board who receive and analyze market data, input from the CEO and advice from the committee's independent consultant.

The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determines whether the approved objectives have been met.

At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.

66    TCPL Annual information form 2014

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

Independent consultant
In the fall of 2014, the committee retained Meridian Compensation Partners as its independent advisor on all executive compensation matters. The consultant's mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.

While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee's deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee's request for data and information on compensation trends and current information regarding the regulatory and legal environment in this arena. You can find additional information on the independent consultant on page 55.

Conclusion
Executive compensation remains a topic of great sensitivity with shareholders and activists around the world. Thus, the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on page 68. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.

We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

Paula Rosput Reynolds	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

TCPL Annual information form 2014    67

Executive compensation discussion and analysis

EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2014 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•
Russell K. Girling, President and Chief Executive Officer
•
Donald R. Marchand, Executive Vice-President and Chief Financial Officer
•
Alexander J. Pourbaix, Executive Vice-President and President, Development
•
Karl Johannson, Executive Vice-President and President, Natural Gas Pipelines, and
•
Wendy L. Hanrahan, Executive Vice-President, Corporate Services.

The named executives and four other executive vice-presidents make up our executive leadership team.

Performance results
To evaluate corporate performance for 2014, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.

At TransCanada, safety is our number one priority. We achieved top quartile or top decile performance in almost all categories, with a significant improvement in our contractor safety performance.

Our comparable earnings per share were $2.42, an increase of eight per cent over 2013. The increase was primarily the net result of incremental earnings from new assets acquired and/or placed into service, higher earnings from transportation revenues, incentive earnings on our gas pipelines, lower Western power prices, higher U.S. power prices and higher interest expenses. Funds generated from operations were similarly higher than in 2013.

In addition to our financial results, we made significant progress in our efforts to enhance the long-term value of our gas pipeline assets. We received approval from the National Energy Board for our Canadian Mainline 2015-2030 Tolls and Tariff Application, and secured long-term contracts on our ANR pipeline, enhancing sustainability of these businesses for years to come.

We placed $3.8 billion of new assets into service, including the Gulf Coast Extension of the Keystone Pipeline System. In addition, we captured approximately $7 billion of new projects primarily related to our Canadian rate-regulated natural gas pipeline business. With these additions, our capital program now includes $46 billion of commercially secured projects which are backed by long-term contracts or cost of service business models. We continued to advance these projects by submitting regulatory filings and acquiring critical permits. While we did not meet our goal of receiving a Presidential Permit to begin construction on Keystone XL, we managed our financial exposure to the project and have matured other opportunities in the meantime.

To fund our growth activities, in 2014 we secured $2.5 billion of capital on compelling terms while prudently managing our capital structure and preserving our solid credit ratings. We improved the strength of our organization through the hiring of over 900 talented new employees and successfully implementing an Enterprise Resource Planning system (ERP), both of which will enhance our ability to deliver on our growth opportunities.

We set ambitious goals each year. In 2014, most of the objectives we established at the beginning of the year were either met or exceeded. Our success was reflected in a 22 per cent total shareholder return in 2014.

You can read more about 2014 performance starting on page 85.

68    TCPL Annual information form 2014

Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2015:

•
A new peer group for benchmarking executive compensation was approved.
•
Two of our named executives received an increase to base salary to maintain competitiveness with our peer group and recognize proficiency in their roles. For these executives, the average annual increase was 6.5 per cent. More broadly for our named executives, 2015 increases were focused on the long-term incentive award portion of their compensation.
•
After considering the performance results and their relative weightings, overall corporate performance for 2014 was assessed as above target and a Corporate factor of 1.3 was assigned. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
•
The approach to determining long-term incentive awards for the named executives was simplified by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success. Where long-term incentive compensation is materially below median levels, the committee will assess competitive conditions each year and move to market median levels over a reasonable period of time.
•
The payout of the 2012 ESU grant was 129 per cent higher than the original grant value. The increase in share price from $44.23 to $54.64 and dividend reinvestment for the three-year period represents an increase of 139 per cent. In addition, the Board approved a performance multiplier of 0.93, reflecting relative TSR performance at the 47th percentile of the peer group.
•
For the 2015 ESU grant, the committee adopted a three-part formula based 50 per cent on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to an industry peer group and 25 per cent on relative TSR performance compared to the S&P/TSX 60 Total Returns Index (S&P/TSX 60). A new payout range of 0 to 200 per cent was approved.
•
A new form of executive separation agreement was approved to align with current governance standards.
•
The share ownership requirement for the CEO was increased from four to five times base salary and the Board determined that all executives must meet their requirements through direct share ownership.
•
An Incentive compensation reimbursement policy, or 'clawback' policy was implemented.

You can read more about the compensation decisions starting on page 85.

TCPL Annual information form 2014    69

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

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2010	2011	2012	2013	2014

Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.1%	1.1%	1.3%	1.2%	1.1%

Notes

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

•
Funds generated from operations, Comparable earnings per share, and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

70    TCPL Annual information form 2014

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 14.0 per cent compared to 7.5 per cent for the Index.

The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2009, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.

TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A significant portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2009	2010	2011	2012	2013	2014	Compound annual return

TRP	$100.00	$109.66	$133.97	$147.17	$157.80	$192.46	14.0%

TSX	$100.00	$117.61	$107.36	$115.08	$130.03	$143.75	7.5%

Note

•
The change in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

TCPL Annual information form 2014    71

Program changes
The Board approved changes to the executive compensation program effective for 2015:

•
Adopted a new compensation peer group for the named executives to better reflect:
•
the size of TransCanada relative to the peer companies
•
a broader sample size which reduces potential volatility in the data
•
the scope of TransCanada's North American business activities, and
•
the broader market from which TransCanada competes for executive talent.
•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success, and approved a higher weighting of compensation to long-term incentives.
•
For the ESU program, adopted a three-part formula that provides for vesting 50 per cent based on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to a refined industry peer group, and 25 per cent on relative TSR performance compared to the S&P/TSX 60.
•
Adjusted the ESU grant vesting terms by eliminating the 50 per cent minimum payout so as to remove any guarantee of vesting, but raising the maximum payout to 200 per cent to reward executives for outstanding performance.
•
Amended the provisions of the ESU and stock option plans to reflect:
•
a consistent definition of change of control, and
•
consistency of vesting provisions for outstanding grants in the event of a termination without cause following a change of control.
•
Increased the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
•
Implemented an Incentive compensation reimbursement ('clawback') policy.

The changes above were implemented after thoughtful review of the purpose of our program – namely, to give executives significant incentive to build long-term value for shareholders through share price appreciation. Given the challenging environment in which TransCanada operates, the Board believes that additional incentive for long-term value creation was warranted and that these changes more closely align our program with those of our peers. The committee examined significant data and was provided with modeled results in an effort to assure itself that program changes would provide such incentive.

The inclusion of earnings per share as a measure in the ESU program provides for a clear line of sight for executives and emphasizes the importance of increased earnings to underpin our share value and our dividend. The additional measure is also intended to reduce the potential for an arbitrary outcome based on relative TSR calculated in the last 20 days of market activity leading up to the vesting date. The performance peer group was modified to create a set of performance peers with businesses more similar to TransCanada's than the prior group. The new group includes companies whose businesses are less volatile and not as sensitive to the commodity cycle. In addition, measuring TSR relative to the S&P/TSX 60 balances the potential volatility of the smaller performance peer group and reflects the dynamics of performance among the larger Canadian companies for which TransCanada competes for capital.

The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

72    TCPL Annual information form 2014

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

Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 53 and 54 for more information.

Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee's independent consultant.

The Board makes all decisions affecting executive compensation based on the committee's recommendations.

TCPL Annual information form 2014    73

Compensation analysis

Assessing the market
The independent consultant to the committee analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a peer group of companies (see Benchmarking on pages 75 and 76).

The committee and Board also consider compensation relative to other executives when determining compensation levels. This is especially important in situations where the market data for a particular role is not readily available or does not reflect the relative scope of the role at TransCanada.

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

Recommendation
The committee and the Board assess the performance of the company and of the CEO.

The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.

The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks advice from its independent consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.

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

74    TCPL Annual information form 2014

Benchmarking
We benchmark our executive compensation against a peer group of companies to stay competitive with the market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.

Our 2014 peer group consisted of 24 Canadian companies representing two industry sectors:

Oil and gas	Pipeline and utility

BP Canada Energy Group ULC	Alliance Pipeline Ltd.
Canadian Natural Resources Ltd.	ATCO Ltd.
Cenovus Energy Inc.	Capital Power Corporation
Chevron Canada Ltd.	Enbridge Inc.
ConocoPhillips Canada	EPCOR Utilities Inc.
Devon Canada Corporation	FortisAlberta Inc.
Encana Corporation	Kinder Morgan Canada Inc.
ExxonMobil Canada Ltd.	Spectra Energy Corporation (Canada)
Husky Energy Inc.	TransAlta Corporation
Imperial Oil Ltd.
Nexen Inc.
Shell Canada Ltd.
Suncor Energy Inc.
Syncrude Canada Ltd.
Talisman Energy Inc.

Profiles At December 31, 2013	TransCanada	Peer group

Industry	North American	North American pipelines, power, utilities
	pipelines, power	Canadian oil and gas

Head office location	Calgary, Alberta	Mainly Alberta

		Median	75th percentile

Revenue	$8.8 billion	$5.9 billion	$21.7 billion

Market capitalization at December 31, 2014 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$40.4 billion	$25.0 billion	$46.6 billion

Assets	$53.9 billion	$18.8 billion	$34.7 billion

Employees	5,487	3,424	5,630

Note

•
Peer group scope information reflects 2013 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2013 data.

TCPL Annual information form 2014    75

For 2015, the committee adopted a new peer group for the named executives to better reflect:

•
the size of TransCanada relative to the peer companies
•
a broader sample size which reduces potential volatility in the data
•
the scope of TransCanada's North American business activities, and
•
the broader market from which TransCanada competes for executive talent.

Our 2015 peer group for our named executives is listed below.

Named executive peer group

American Electric Power Co.	Imperial Oil Ltd.
Canadian National Railway Co.	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corp.
Dominion Resources Inc.	PG&E Corporation
Enbridge Inc.	Southern Company
Encana Corporation	Spectra Energy Corporation
Exelon Corp.	Suncor Energy Inc.
Fortis Inc.	Talisman Energy Inc.
Hess Corp.	Teck Resources Ltd.
Husky Energy Inc.	Williams Companies Inc.

We benchmark each named executive position against similar positions in the peer group. We recognize that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the peer group provides an initial reference point for determining executive compensation.

Total direct compensation is generally set according to the following guidelines:

See Components on page 78 for more information about total direct compensation.

76    TCPL Annual information form 2014

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2014, the ownership requirements were:

Executive level	Required ownership (multiple of base salary)

Chief Executive Officer	4x

Executive Vice-Presidents	2x

Senior Vice-Presidents	1x

Executives were required to have outright ownership of at least 50 per cent of the requirement in shares of TransCanada or units of TC PipeLines, LP. The remaining 50 per cent could be held in the form of unvested ESUs.

Effective February 13, 2015, the Board approved an increase in the share ownership requirement for the CEO to 5 times base salary, and determined that all executives must meet their ownership requirements through shares of TransCanada or units of TC PipeLines, LP only.

Executives have five years to meet the requirement. Executives must 'buy and hold' 50 per cent of all stock options they exercise until they meet their share ownership requirement.

The committee reviews share ownership levels for each executive every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.

All of the named executives met their share ownership requirements in 2014. See the Executive profiles starting on page 91 for current share ownership levels.

TCPL Annual information form 2014    77

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

We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 83 and 84 for more information.

78    TCPL Annual information form 2014

Fixed compensation

Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board.

Increases in base salary for the named executives are based on their performance, competitive market data, experience in the role and compensation relative to other executives at TransCanada. Base salary adjustments are typically effective March 1.

Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level. Market data is used to establish short and long-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.

The table below shows the short-term incentive target and the long-term incentive target range for each named executive in 2014.

Beginning in 2015, the Board simplified the approach to determining long-term incentive awards for the named executives by eliminating targets and ranges. The Board instead approved each named executive's award based on median market data as well as individual performance and potential to contribute to TransCanada's future success.

		2014 long-term incentive target range (% of base salary)

	2014 short-term incentive target (% of base salary)	Minimum	Target	Maximum

President & Chief Executive Officer (Russell K. Girling)	100%	300%	350%	400%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	225%	275%	325%

Executive Vice-President & President, Development (Alexander J. Pourbaix)	75%	275%	325%	375%

Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	225%	275%	325%

Executive Vice-President, Corporate Services (Wendy L. Hanrahan)	50%	200%	225%	250%

TCPL Annual information form 2014    79

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

Awards can range from 0 to 200 per cent of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50 per cent of the target if performance meets threshold standards, 100 per cent for target performance, and 200 per cent of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.

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

Awards for 2014 were based on the following target levels and performance weightings:

			Performance weighting

	Short-term incentive target (% of base salary)	Payout range (% of target)	Business/functional and individual	Corporate

President & Chief Executive Officer (Russell K. Girling)	100%	0 – 200%	25%	75%

Executive Vice-President & Chief Financial Officer (Donald R. Marchand)	65%	0 – 200%	50%	50%

Executive Vice-President & President, Development (Alexander J. Pourbaix)	75%	0 – 200%	50%	50%

Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	0 – 200%	50%	50%

Executive Vice-President, Corporate Services (Wendy L. Hanrahan)	50%	0 – 200%	50%	50%

80    TCPL Annual information form 2014

Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives based on median market levels, and their assessment of individual performance and potential to contribute to TransCanada's future success.

The targeted allocation of long-term incentive awards for our executive leadership team is 50 per cent each to ESUs and stock options. Mr. Girling's long-term incentive award allocation is adjusted as necessary to meet the limit under the terms of the stock option plan that no one participant can be awarded more than 20 per cent of the total number of options granted in a given year which may result in Mr. Girling receiving ESUs with a higher (but not lower) weighting than 50 per cent.

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

Notes

•
Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three- year performance period.

•
Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date.

For the 2012 ESU grant, the performance multiplier was determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

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

For more details on the ESU payout, see Payout of 2012 executive share unit award on page 89.

New performance measures for the 2015 ESU grant have been approved. For more details on the 2015 ESU grant, see Program changes on page 72 and Long-term incentives on page 88.

TCPL Annual information form 2014    81

Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2013 when the number of shares reserved for issue was increased by 10,000,000. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. Under the terms of the plan, the committee approves the granting of stock options to our executive-level employees, subject to the limitation that no participant can be awarded more than 20 per cent of the total number of stock options granted in a given year. In addition, the total number of shares that can be reserved for issuance to insiders, or issued to insiders within any one-year period, is limited to 10 per cent or less of our issued and outstanding shares.

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

Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

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
•
canceling and reissuing an option, or
•
extending the expiry date of an option.

82    TCPL Annual information form 2014

The committee and the Board amended the stock option plan in February 2015 to allow for immediate vesting of stock options held by executives who have an executive employment agreement with TransCanada if the executive is terminated without cause or constructively dismissed within two years of a change of control ('double trigger'). Vesting of stock options upon a change of control was previously dealt with in the executive employment agreements. Dealing with accelerated vesting in the stock option plan will allow us to be responsive to changes in governance best practices. We also made a number of housekeeping amendments to the plan in February 2015. None of these amendments constitute an amendment under the plan or the rules of the TSX that require shareholder approval.

For more details on stock options, see Equity compensation plan information on page 102.

See the Compensation on termination table on page 105 for the effect of certain employment events on participants' entitlements under the plan.

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

Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

Notes

•
Highest average earnings is the average of an employee's best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee's base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2014, this is 100 per cent for the CEO, and between 50 to 75 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•
YMPE is the Year's Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•
Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees' highest average earnings calculation plus the two previous years.

•
Credited service is the employee's years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,819 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $176,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.

Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or 'add on' benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

TCPL Annual information form 2014    83

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 770 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $176,000 per year) including the named executives.

Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.

Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.

The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 103 for details.

All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•
monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or
•
if the employee is not married, the monthly pension is paid to the employee's beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.

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

Perquisites
Named executives receive a limited number of perquisites, including:

•
a flexible perquisite allowance of $4,500 that the executive can use at his or her discretion
•
a limited number of luncheon and/or recreational club memberships, based on business needs
•
a reserved parking space valued at $5,767, and
•
an annual car allowance of $18,000.

All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

The committee also reviews the named executives' expenses and use of the corporate aircraft every year. The named executives can only use the corporate aircraft when it is integral to, and directly related to, performing their jobs.

84    TCPL Annual information form 2014

COMPENSATION DECISIONS IN 2015
The Board's compensation decisions in 2015 included: base salary adjustments, short-term incentive awards for 2014 performance and long-term incentive awards based on their assessment of individual performance and to recognize potential contributions to TransCanada's future success. You can find more details in the Executive profiles starting on page 91.

The Board also determined the performance multiplier for the 2012 ESU award (see page 89 for details), and approved our 2015 annual corporate objectives which will serve as the basis for determining short-term incentive awards for 2015.

Base salary
Every year a market compensation review is conducted to align base salaries for executive positions within a competitive range of median base salary levels in our peer group. Two of our named executives received an increase to base salary to maintain competitiveness with our peer group and recognize proficiency in their roles. The average annual increase was 6.5 per cent.

Mr. Girling's base salary positioning against our peer group remained competitive at the existing 2014 level so no adjustment was made for 2015.

Base salary adjustments go into effect on March 1, 2015.

Short-term incentive
Short-term incentive awards were determined for 2014 based on each executive's target (expressed as a percentage of base salary) and performance against corporate, business/functional and individual objectives approved by the Board at the beginning of the year. Effective January 1, 2015, an increase to the target annual incentive was made for Ms. Hanrahan.

You can find more details in the executive profiles that follow.

TCPL Annual information form 2014    85

Corporate performance
The following summarizes our corporate performance against annual objectives.

You can find definitions of these terms and more information about our financial and business performance in our 2014 MD&A on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

	2014 target	2014 result	Rating (0-2.0)	Weighting	Factor

1. Maximized 2014 financial performance

Comparable earnings per share	$2.30-$2.40	$2.42

Funds generated from operations (millions)	$4,116-$4,187	$4,268	1.3	40%	0.52

2. Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions

Safety and integrity	Top quartile	Exceeded	1.5	10%	0.15

Compliance	No material issues	Met

People	Various targets	Met

Systems	ERP implementation	Exceeded

Credit rating	"A" grade stable	Met	1.4	20%	0.28

Long-term risks reduced	Gas pipeline restructuring	Exceeded

Asset availability	Various targets	Met

3. Commercially developed and physically executed new asset investment programs

Major projects	On time, on budget	Met

Keystone XL permit	Obtained	Not met	1.0	20%	0.20

Energy East	Regulatory filing	Met

4. Cultivated a focused portfolio of high quality development opportunities

New projects secured	$2.5 billion	$6.6 billion	1.6	10%	0.16

Overall Corporate factor (1. + 2. + 3. + 4.)				100%	1.3

Notes

•
Reported Net income per share was $2.46. To calculate Comparable earnings per share, the Board excluded the impact of gains and losses on asset sales, restructuring, and mark-to-market adjustments totalling $0.04.

•
We calculate both Net income per share and Comparable earnings per share based on the weighted average number of our shares outstanding (708 million in 2014).

•
Funds generated from operations is a non-GAAP measure and does not have any standardized meaning as prescribed by U.S. GAAP (see Appendix B for more information).

The Board approved a Corporate factor of 1.3, as calculated above, which is above target level performance and reflects overall strong performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining the 2014 annual incentive awards for all employees.

86    TCPL Annual information form 2014

The following provides context for the performance ratings in the table above:

Key Performance Areas	2014 Results

Maximized 2014 financial performance	• Comparable earnings per share and funds generated from operations were higher than target as a result of higher liquids volumes, Eastern power prices, and contract revenues recognized from the Tamazanchale extension, partially offset by higher interest costs.

• In determining the financial performance rating, the Board excluded the impact of gains and losses on asset sales, restructuring, and mark-to-market adjustments totaling $0.04, which were included in total earnings per share.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions	• We achieved excellent results on our safety measures for both our employees and contractors, marking a significant improvement in several categories over our 2013 performance.
•  We hired over 900 new employees to continue to build our capability to operate and grow our assets.
•  We raised $2.5 billion in capital on compelling terms. We prudently managed our capital structure to preserve our solid credit ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
•  We received National Energy Board approval for our 2015 – 2030 Tolls and Tariff Application, providing stability and sustainability of our Canadian Mainline for years to come.
•  We secured new long-term contracts on our ANR system which will result in a sustainable increase in revenues for this business.
• Asset performance met or exceeded targets.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities	• We completed and put into service $3.8 billion of new assets.
•  We filed regulatory applications with the National Energy Board for the $12 billion Energy East Pipeline project.
•  We received Environmental Assessment Certificates for Coastal GasLink and Prince Rupert Gas Transmission projects.
•  We received our permit to allowing us to begin construction of the Napanee Generating Station.
•  We continue to wait for issuance of the permit to begin construction of Keystone XL.
• Notable progress was made in 2014 on our industry-leading portfolio of commercially secured projects, which now totals $46 billion and includes $12 billion in small to medium-sized projects that are expected to drive earnings and cash flow growth as they come on stream through 2017. We captured approximately $7 billion in new pipeline opportunities throughout the year and advanced several key projects through the permitting phases and into construction.

TCPL Annual information form 2014    87

Long-term incentives
Long-term incentives were awarded in 2015 based on median market levels and assessments by the Board and committee of each named executive's individual performance and potential to contribute to TransCanada's future success.

The awards were allocated 50 per cent each to ESUs and stock options.

Executive share units
The committee and the Board approved a 2015 ESU grant as follows:

Performance measure	Weighting	Measurement period

Relative TSR against the S&P/TSX 60	25%
Relative TSR against the ESU peer group	25%	January 1, 2015 to December 31, 2017
Earnings per share	50%

Our peer group for relative TSR consists of a group of publicly-traded peer companies that represents investment opportunities for equity investors seeking exposure to the North American energy infrastructure sector.

2015 ESU grant peer group for relative TSR

AltaGas Ltd. Canadian Utilities Ltd. Centerpoint Energy Inc. Dominion Resources Inc. Emera Inc.	Enbridge Inc. Enterprise Products Partners LP Fortis Inc. Inter Pipeline Ltd. Kinder Morgan Inc.	Pembina Pipeline Corp. Sempra Energy Spectra Energy Corporation Veresen Inc. Williams Companies Inc.

You can find more information about our ESU plan on page 81.

Stock options
The committee and Board approved a February 19, 2015 grant of stock options at an exercise price of $56.58. They reviewed the valuation prepared by management's independent consultant when determining the number of stock options to grant to our named executives and used the following key assumptions to determine the option fair value:

•
an 18 per cent volatility of the underlying shares (blend of historic and implied volatility)
•
a dividend yield of 3.7 per cent
•
a risk-free interest rate of 1.13 per cent, and
•
an expected life of 5.8 years based on historical data on exercising options.

You can find more information about our stock option valuation on page 98.

88    TCPL Annual information form 2014

PAYOUT OF 2012 EXECUTIVE SHARE UNIT AWARD

Performance multiplier
The ESU award granted in 2012 vested on December 31, 2014, and will be paid in March 2015. This award provided for a performance multiplier from 0 to 1.5 based on the Board's assessment of how well we performed against pre-established targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 0.93, based on the Board's consideration of the following result:

		Performance level targets for 2012 ESU award

Measure	Period	Threshold	Target	Maximum	Actual performance	Multiplier

Relative TSR against the peer group (see below)	January 2012 to December 2014	at or below the 25th percentile	50th percentile	at least the 75th percentile	P47	0.93

Notes

•
Relative TSR is calculated using $54.64, the twenty-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2014.

Our peer group for relative TSR for the 2012 ESU award consisted of a group of publicly-traded peer companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

Peer group for relative TSR

Canadian Utilities Ltd.	Enbridge Inc.	Sempra Energy
Dominion Resources Inc.	Entergy Corporation	Southern Company
DTE Energy Company	Exelon Corporation	Spectra Energy Corporation
Duke Energy Corporation	Fortis Inc.	TransAlta Corporation
Emera Inc.	PG&E Corporation	Xcel Energy Inc.

Our valuation price for the 2012 grant over the performance period increased from $44.23 at the beginning of 2012 to $54.64 at the end of 2014 (the 20-day volume weighted average closing share price). Our absolute TSR performance was 37.46 per cent.

Over the three-year period our shares continued to trade at a premium to many of our peers and our valuation improved. However, our TSR was at about the median of our peer group (47th percentile) primarily due to higher dividend growth rates of some of our peers.

TCPL Annual information form 2014    89

Awards to named executives
The table below is a summary of the details of the original 2012 ESU award and the amount paid to each named executive when the award vested at the end of 2014.

	2012 ESU award		2012 ESU payout

	Number of ESUs granted	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2014)	Performance multiplier	Value of ESU payout ($)	% of original award

Russell K. Girling	57,200.995	2,530,000	64,135.869		3,259,077

Donald R. Marchand	11,700.203	517,500	13,118.693		666,629

Alexander J. Pourbaix	25,943.929	1,147,500	29,089.288	0.93	1,478,178	129%

Karl Johannson	7,988.537	353,333	8,957.044		455,154

Wendy L. Hanrahan	5,934.886	262,500	6,654.407		338,145

Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $44.23 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2012)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $54.64 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2014)).

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2014, details of their compensation for 2014 and the two previous fiscal years, and their share ownership as at December 31, 2014.

Base salary and long-term incentive awards for 2015 are also summarized for the named executives.

90    TCPL Annual information form 2014

Russell K. Girling

 PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2014 Key results

•
Strong financial results with record earnings
•
Secured approximately $7 billion of contracted rate-regulated new infrastructure projects that support future growth
•
Canadian and U.S. gas pipeline restructuring to support long-term profitability of these assets
•
Advanced development of major projects including Energy East and West Coast LNG pipelines
•
Provided visible leadership consistent with TransCanada's values

•
Mr. Girling's short-term incentive award is based on a combination of corporate performance (75 per cent) and personal objectives and leadership (25 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Girling's target of 100 per cent of base salary.
•
Mr. Girling's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 130 per cent and 375 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$1,300,000	$1,300,000	$1,300,000

Variable

Short-term incentive	1,690,000	1,950,000	1,200,000

Long-term incentive

ESUs	2,437,500	3,000,000	2,530,000

Stock options	2,437,500	2,200,000	2,070,000

Total direct compensation	$7,865,000	$8,450,000	$7,100,000

Change from last year	-7%	19%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

4x	$5,200,000	$7,415,140	$2,600,000	$10,015,140	7.7x

2015 Compensation (as at March 1)

Fixed

Base salary	$1,300,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$2,800,000	50%

Stock options	$2,800,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TCPL Annual information form 2014    91

Donald R. Marchand EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER Mr. Marchand is responsible for financial reporting, taxation, finance, treasury, risk management and investor relations.

2014 Key results

•
Maintained "A" grade credit rating
•
Completed $2.5 billion of financing on favorable terms
•
Maintained excellent communication with bondholders and shareholders
•
Oversaw strong financial control environment

•
Mr. Marchand's short-term incentive award is based on a combination of corporate performance (50 per cent) and functional unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Marchand's target of 65 per cent of base salary.
•
Mr. Marchand's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 88 per cent and 325 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$530,000	$515,000	$460,000

Variable

Short-term incentive	465,100	525,000	460,000

Long-term incentive

ESUs	861,250	708,131	517,500

Stock options	861,250	708,130	517,500

Total direct compensation	$2,717,600	$2,456,261	$1,955,000

Change from last year	11%	26%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,060,000	$746,382	$530,000	$1,276,382	2.4x

2015 Compensation (as at March 1)

Fixed

Base salary	$575,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$934,375	50%

Stock options	$934,375	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

92    TCPL Annual information form 2014

Alexander J. Pourbaix

 EXECUTIVE VICE-PRESIDENT AND PRESIDENT, DEVELOPMENT

Mr. Pourbaix is responsible for leading and executing on all of our growth initiatives. Mr. Pourbaix is also accountable for corporate development activities, capital allocation within the company and corporate strategy.

2014 Key results

•
Fostered safety culture in Major Projects, top decile performance compared to industry
•
$3.8 billion of new assets constructed and put into service
•
Advanced major projects, including Energy East and West Coast LNG
•
Executed $517 million in asset sales, drop downs and at-the-market equity issuances

•
Mr. Pourbaix's short-term incentive award is based on a combination of corporate performance (50 per cent) and business unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Pourbaix's target of 75 per cent of base salary.
•
Mr. Pourbaix's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 101 per cent and 350 per cent, respectively.

Compensation (as at December 31)	2014	2013	2012

Fixed

Base salary	$800,000	$780,000	$765,000

Variable

Short-term incentive	810,050	975,000	800,000

Long-term incentive

ESUs	1,400,000	1,267,500	1,147,500

Stock options	1,400,000	1,267,500	1,147,500

Total direct compensation	$4,410,050	$4,290,000	$3,860,000

Change from last year	3%	11%	–

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,600,000	$2,647,472	$800,000	$3,447,472	4.3x

2015 Compensation (as at March 1)

Fixed

Base salary	$800,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$1,600,000	50%

Stock options	$1,600,000	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TCPL Annual information form 2014    93

Karl Johannson

 EXECUTIVE VICE-PRESIDENT AND PRESIDENT, NATURAL GAS PIPELINES

Mr. Johannson is responsible for our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2014 Key results

•
Strong 2014 financial performance
•
Canadian Mainline LDC settlement approved as filed, enabling long-term stability for the system
•
Long-term restructuring of ANR pipeline resulting in sustainable earnings stream
•
Approximately $7 billion of strategic low-risk, growth projects

•
Mr. Johannson's short-term incentive award is based on a combination of corporate performance (50 per cent) and business unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Mr. Johannson's target of 65 per cent of base salary.
•
Mr. Johannson's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 94 per cent and 275 per cent, respectively.

Compensation (as at December 31)*	2014	2013	2012

Fixed

Base salary	$550,000	$475,000	$465,000

Variable

Short-term incentive	518,400	500,000	405,000

Long-term incentive

ESUs	756,250	558,135	353,333

Stock options	756,250	558,134	426,667

Total direct compensation	$2,580,900	$2,091,269	$1,650,000

Change from last year	23%	27%	–

* Mr. Johannson was appointed Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012. Year-over-year increases in Total direct compensation reflect development in his role as well as performance. Additionally, in recognition of his appointment in 2012, the Human Resources committee and Board increased Mr. Johannson's annual base salary rate from $365,000 to $465,000 and awarded him a special grant of stock options valued at $250,000.

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$1,100,000	$1,361,847	$550,000	$1,911,847	3.5x

2015 Compensation (as at March 1)

Fixed

Base salary	$575,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$862,500	50%

Stock options	$862,500	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

94    TCPL Annual information form 2014

Wendy L. Hanrahan EXECUTIVE VICE-PRESIDENT, CORPORATE SERVICES Ms. Hanrahan is responsible for human resources, business process integration, information systems, aviation and facilities services.

2014 Key results

•
Successful implementation of company-wide ERP system
•
Leadership on corporate initiatives including cost management
•
Implemented intensified executive development and succession planning programs

•
Ms. Hanrahan's short-term incentive award is based on a combination of corporate performance (50 per cent) and functional unit performance, personal objectives and leadership (50 per cent).
•
The short-term incentive award for 2014 performance was based on Ms. Hanrahan's target of 50 per cent of base salary.
•
Ms. Hanrahan's 2014 short-term and long-term incentive awards as a percentage of 2014 base salary were 65 per cent and 250 per cent, respectively.

Compensation (as at December 31)*	2014	2013	2012

Fixed

Base salary	$475,000	$425,000	$350,000

Variable

Short-term incentive	308,800	350,000	236,300

Long-term incentive

ESUs	593,750	499,380	262,500

Stock options	593,750	499,379	262,500

Total direct compensation	$1,971,300	$1,773,759	$1,111,300

Change from last year	11%	60%	–

* Ms. Hanrahan was appointed Executive Vice-President, Corporate Services on May 1, 2011. Year-over-year increases in Total direct compensation reflect development in her role as well as performance.

2014 Pay mix

Share ownership

		Ownership under the guidelines			Total ownership
Minimum level of ownership	Minimum value	TransCanada shares	ESUs	Total	as a multiple of base salary

2x	$950,000	$668,302	$475,000	$1,143,302	2.4x

2015 Compensation (as at March 1)

Fixed

Base salary	$475,000

Variable (long-term incentive)		Long-term incentive mix

ESUs	$593,750	50%

Stock options	$593,750	50%

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.

Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $54.64 for TransCanada shares as at December 31, 2014.

TCPL Annual information form 2014    95

Executive compensation – 2014 details

All amounts are in Canadian dollars, unless otherwise indicated.

SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation received by our named executives for the last three fiscal years ended December 31, 2014, 2013 and 2012.

					Non-equity incentive plan compensation

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compen- sation ($)	Total compen- sation ($)

Russell K. Girling	2014	1,300,008	2,437,500	2,437,500	1,690,000	0	224,000	13,000	8,102,008
President &	2013	1,300,008	3,000,000	2,200,000	1,950,000	0	217,000	33,001	8,700,009
Chief Executive Officer	2012	1,266,674	2,530,000	2,070,000	1,200,000	0	1,592,000	20,640	8,679,314

Donald R. Marchand	2014	527,504	861,250	861,250	465,100	0	165,000	23,102	2,903,206
Executive Vice-President &	2013	505,838	708,131	708,130	525,000	0	476,000	6,717	2,929,816
Chief Financial Officer	2012	451,674	517,500	517,500	460,000	0	356,000	86,784	2,389,458

Alexander J. Pourbaix	2014	796,670	1,400,000	1,400,000	810,050	0	725,000	19,967	5,151,687
Executive Vice-President &	2013	777,500	1,267,500	1,267,500	975,000	0	204,000	52,775	4,544,275
President, Development	2012	760,834	1,147,500	1,147,500	800,000	0	227,000	50,908	4,133,742

Karl Johannson	2014	537,508	756,250	756,250	518,400	0	580,000	43,741	3,192,149
Executive Vice-President &	2013	473,340	558,135	558,134	500,000	0	142,000	8,310	2,239,919
President, Natural Gas Pipelines	2012	380,836	353,333	426,667	405,000	0	979,000	104,914	2,649,750

Wendy L. Hanrahan	2014	466,674	593,750	593,750	308,800	0	353,000	4,667	2,320,641
Executive Vice-President,	2013	412,504	499,380	499,379	350,000	0	527,000	4,125	2,292,388
Corporate Services	2012	340,004	262,500	262,500	236,300	0	358,000	6,749	1,466,053

Notes

•
Mr. Johannson was appointed Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012. Amounts shown for 2012 include compensation earned for two months in his new position and 10 months in his previous position as Senior Vice-President, Canadian and Eastern U.S. Gas Pipelines.

•
Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days immediately prior to and including the grant date: $48.55 in 2014, $46.98 in 2013 and $44.23 in 2012.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $49.03 in 2014, $47.09 in 2013 and $41.95 in 2012. See Stock option valuation below for more information about the methodology.

To recognize Mr. Johannson's appointment as Executive Vice-President and President, Natural Gas Pipelines on November 1, 2012, the Board awarded him a special grant of 48,450 stock options on November 2, 2012, valued at $250,000 with an exercise price of $45.29.

•
Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•
There are no long-term non-equity incentive plans.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2014, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

96    TCPL Annual information form 2014

•
All other compensation includes other compensation not reported in any other column for each named executive and includes:
•
payments to the named executives by any of our subsidiaries and affiliates (including directors' fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:
	2014	2013	2012

Mr. Pourbaix	$12,000	$45,000	$43,500

  •
  matching contributions we made on behalf of the named executives under the employee stock savings plan:
	2014	2013	2012

Mr. Girling	$13,000	$13,000	$12,178
Mr. Marchand	5,275	5,058	4,395
Mr. Pourbaix	7,967	7,775	7,408
Mr. Johannson	5,375	4,733	3,660
Ms. Hanrahan	4,667	4,125	3,354

  •
  cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:
	2014	2013	2012

Mr. Girling	$–	$20,001	$8,462
Mr. Marchand	17,827	1,659	7,096
Mr. Pourbaix	–	–	–
Mr. Johannson	38,366	3,577	12,462
Ms. Hanrahan	–	–	3,395

•
Perquisites in 2014 and 2013 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary. Perquisites for Mr. Marchand and Mr. Johannson in 2012 exceeded this threshold. They included:

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

TCPL Annual information form 2014    97

Additional notes to the summary compensation table

Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.

The committee and Board have approved the Binomial valuation model as the methodology to determine stock option awards. The Binomial valuation model is a generally accepted valuation method for stock options. The Binomial valuation model is used to calculate TransCanada's accounting value, which we use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management's independent consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.

The table below is a summary of the final compensation value using the Binomial valuation model for the stock option awards granted in 2014, 2013 and 2012:

Grant date	Exercise price ($)	Compensation value of each stock option ($)

February 25, 2014	$49.03	$5.54

February 15, 2013	47.09	5.74

November 2, 2012	45.29	5.16

February 17, 2012	41.95	5.37

Total option exercises in 2014 (supplemental table)
The table below shows for each named executive:

•
the number of stock options exercised in 2014, and
•
the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)

Russell K. Girling	–	$–

Donald R. Marchand	47,218	980,898

Alexander J. Pourbaix	62,928	1,163,711

Karl Johannson	11,740	222,088

Wendy L. Hanrahan	18,669	279,398

98    TCPL Annual information form 2014

INCENTIVE PLAN AWARDS

Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2014. Year-end values are based on $57.10, the closing price of TransCanada shares on the TSX at December 31, 2014.

	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Russell K. Girling	83,857	39.75	25-Feb-2015	1,454,919	120,822	3,449,454	–
	100,000	31.97	23-Feb-2016	2,513,000
	100,000	31.93	14-Sep-2016	2,517,000
	133,080	35.08	26-Feb-2017	2,930,422
	100,000	36.90	16-Jun-2017	2,020,000
	158,172	37.93	18-Feb-2018	3,032,157
	385,475	41.95	17-Feb-2019	5,839,946
	383,275	47.09	15-Feb-2020	3,836,583
	439,982	49.03	25-Feb-2021	3,550,655

Donald R. Marchand	47,500	36.26	29-Jul-2017	989,900	34,621	988,425	–
	30,756	37.93	18-Feb-2018	589,593
	96,369	41.95	17-Feb-2019	1,459,990
	123,368	47.09	15-Feb-2020	1,234,914
	155,460	49.03	25-Feb-2021	1,254,562

Alexander J. Pourbaix	20,929	39.75	25-Feb-2015	363,118	58,947	1,682,941	–
	100,000	31.97	23-Feb-2016	2,513,000
	95,057	35.08	26-Feb-2017	2,093,155
	27,500	36.26	29-Jul-2017	573,100
	97,540	37.93	18-Feb-2018	1,869,842
	213,687	41.95	17-Feb-2019	3,237,358
	220,819	47.09	15-Feb-2020	2,210,398
	252,708	49.03	25-Feb-2021	2,039,354

Karl Johannson	18,000	31.97	23-Feb-2016	452,340	28,940	826,237	–
	19,011	35.08	26-Feb-2017	418,622
	18,348	37.93	18-Feb-2018	351,731
	32,899	41.95	17-Feb-2019	498,420
	48,450	45.29	02-Nov-2019	572,195
	97,236	47.09	15-Feb-2020	973,332
	136,507	49.03	25-Feb-2021	1,101,611

Wendy L. Hanrahan	9,000	31.97	23-Feb-2016	226,170	24,124	688,752	–
	9,886	35.08	26-Feb-2017	217,690
	10,193	37.93	18-Feb-2018	195,400
	24,000	41.65	04-May-2018	370,800
	48,883	41.95	17-Feb-2019	740,577
	87,000	47.09	15-Feb-2020	870,870
	107,175	49.03	25-Feb-2021	864,902

TCPL Annual information form 2014    99

Notes

•
Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•
Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2014.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2014. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2012 vested on December 31, 2014, and will be paid in March 2015. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2014. It also shows the total amount they earned from non-equity incentive plan awards in 2014.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)

Russell K. Girling	1,952,905	3,259,077	1,690,000

Donald R. Marchand	477,785	666,629	465,100

Alexander J. Pourbaix	1,128,588	1,478,178	810,050

Karl Johannson	399,370	455,154	518,400

Wendy L. Hanrahan	317,497	338,145	308,800

Notes

•
Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•
Share-based awards is the payout values of the 2012 ESU awards for the named executives. See the Payout of 2012 executive share unit award section for more information.

•
Non-equity incentive plan compensation is the short-term incentive award for 2014. This amount is shown under Annual incentive plans in the Summary compensation table on page 96.

100    TCPL Annual information form 2014

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

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested during the year (#)	Share price on vesting date ($)	Value at vesting ($)

Russell K. Girling	15-Feb-2013	383,275	47.09	127,758	49.71	334,726
	17-Feb-2012	385,475	41.95	128,491	49.71	997,090
	18-Feb-2011	158,172	37.93	52,724	49.71	621,089

Donald R. Marchand	15-Feb-2013	123,368	47.09	41,123	49.71	107,742
	17-Feb-2012	96,369	41.95	32,123	49.71	249,274
	18-Feb-2011	30,756	37.93	10,252	49.71	120,769

Alexander J. Pourbaix	15-Feb-2013	220,819	47.09	73,606	49.71	192,848
	17-Feb-2012	213,687	41.95	71,229	49.71	552,737
	18-Feb-2011	97,540	37.93	32,513	49.71	383,003

Karl Johannson	15-Feb-2013	97,236	47.09	32,412	49.71	84,919
	2-Nov-2012	48,450	45.29	16,150	55.03	157,301
	17-Feb-2012	32,899	41.95	10,967	49.71	85,104
	18-Feb-2011	18,348	37.93	6,116	49.71	72,046

Wendy L. Hanrahan	15-Feb-2013	87,000	47.09	29,000	49.71	75,980
	17-Feb-2012	48,883	41.95	16,295	49.71	126,449
	4-May-2011	24,000	41.65	8,000	51.03	75,040
	18-Feb-2011	10,193	37.93	3,398	49.71	40,028

TCPL Annual information form 2014    101

EQUITY COMPENSATION PLAN INFORMATION

Securities authorized for issue under equity compensation plans
The table below shows the:

•
number of shares to be issued under the stock option plan when outstanding options are exercised
•
weighted average exercise price of the outstanding options, and
•
number of shares available for future issue under the option plan.

at December 31, 2014 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)

Equity compensation plans approved by security holders	8,464,305	43.17	8,215,001

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	8,464,305	43.17	8,215,001

Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate

Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)

Dec. 31, 2012	705,461,386	7,434,426	2,446,489	1,978,458	1.05	1.40	0.28

Dec. 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27

Dec. 31, 2014	708,662,996	8,464,305	8,215,001	2,292,289	1.05	2.35	0.32

Mar. 2, 2015	708,896,963	10,437,993	6,000,973	2,214,028	1.47	2.32	0.31

102    TCPL Annual information form 2014

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.

Defined benefit pension plan

at December 31, 2014		Annual benefits

Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)

Russell K. Girling	19.00	815,000	1,356,000	10,962,000	224,000	2,424,000	13,610,000

Donald R. Marchand	20.92	277,000	443,000	3,982,000	165,000	878,000	5,025,000

Alexander J. Pourbaix	19.00	398,000	731,000	5,165,000	725,000	1,385,000	7,275,000

Karl Johannson	19.00	218,000	350,000	3,395,000	580,000	805,000	4,780,000

Wendy L. Hanrahan	19.24	188,000	270,000	2,867,000	353,000	614,000	3,834,000

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

•
Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2014.

•
Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2014.

•
Opening and closing present value of defined benefit obligation is at December 31, 2013 and December 31, 2014, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2013 and 2014 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2014, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•
Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $343 million at December 31, 2014. The current service costs were approximately $7 million and the interest costs were approximately $15 million for a total of $22 million.

The accrued pension obligation is calculated using the method prescribed by U.S. GAAP and is based on management's best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.

You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2014 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TCPL Annual information form 2014    103

TERMINATION AND CHANGE OF CONTROL

Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.

The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive's separation date.

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

104    TCPL Annual information form 2014

Compensation on termination
The table below shows how each named executive's compensation is treated if he or she leaves TransCanada.

Base salary	Resignation	Payments end.

	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Short-term incentive	Resignation	Not paid.

	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.

	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the

	Death	current year prior to the separation date.

ESUs	Resignation	Vested units are paid out; unvested units are forfeited.

	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

	Termination with cause	Vested units are paid out, unvested units are forfeited.

	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.

	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.

Stock options	Resignation	Grants after January 1, 2010
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
No stock options vest after the last day of the notice period.

	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).

TCPL Annual information form 2014    105

Stock options (continued)	Retirement	Grants after January 1, 2012
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

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

Pension	Resignation

	Termination without cause	Paid as a commuted value or monthly benefit according to the Registered Plan, the

	Termination with cause	Supplemental Plan, or both, as applicable.

	Retirement	For termination without cause, credited service is provided for the applicable notice period.

Death

Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.

	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made) and, if eligible, service credit for the notice period for retiree benefits.

	Termination with cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Once the notice period ends, coverage ends and retiree benefits begin if eligible.

	Retirement	Coverage ends, or retiree benefits begin if eligible.

	Death	Coverage continues to eligible dependents for a specified period of time after death.

Perquisites	Resignation	Payments end.

	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.

Termination with cause

	Retirement	Payments end.

Death

Other	Resignation	–

	Termination without cause	Out-placement services.

	Termination with cause	–

	Retirement	–

	Death	–

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

•
The notice period is currently two years for each named executive.

106    TCPL Annual information form 2014

Change of control
In February 2015, amendments were made to the employment agreements for all named executives, including the CEO, as well as to the stock option plan and the ESU plan to provide for consistency in the definition of change of control and in termination benefits. These amendments were made to align with market practices and as part of our commitment to strong corporate governance.

Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:

•
more than 50% of the voting shares of TransCanada, or
•
more than 50% of the voting shares of TCPL (not including the voting shares held by TransCanada).

Other events can also constitute a change of control including a merger where TransCanada is not the surviving entity, a sale of all or substantially all of TCPL's assets or if the incumbent board ceases to be a majority of the board.

The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control ('double trigger'). Upon a double trigger for the named executives, a two year notice period applies which provides for:

•
payment of a severance allowance equal to the annual compensation during the notice period which is composed of base salary and the three year average of annual incentive compensation
•
a pensionable service credit of two years under the supplemental pension plan
•
continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits
•
a cash payment in lieu of perquisites during the notice period
•
professional out-placement services to a maximum of $25,000
•
accelerated vesting and payment of ESUs, and
•
accelerated vesting of stock options.

If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he or she had exercised all vested options and unvested options that would have had accelerated vesting.

TCPL Annual information form 2014    107

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2014 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements as amended in February, 2015.

They do not include certain amounts that would be provided under normal course, such as the value of:

•
any stock options or ESUs vesting as part of normal employment
•
pension benefits that would normally be provided following resignation, or
•
retiree benefits.

	Without a change of control				With a change of control

Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)

Russell K. Girling	–	14,987,379	4,872,411	15,739,944	27,512,594

Donald R. Marchand	–	4,463,516	1,149,996	4,473,665	8,177,144

Alexander J. Pourbaix	–	7,909,315	2,339,862	8,243,603	14,227,891

Karl Johannson	–	4,485,508	929,621	3,661,160	7,192,874

Wendy L. Hanrahan	–	2,649,330	636,512	2,859,685	5,689,404

Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•
There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•
The amounts from share-based compensation include the payouts of outstanding 2012 ESU awards for some separation events:

•
include additional units from reinvested dividends up to and including an equivalent number of units for the final dividend that is declared as of December 31, 2014, based on $54.64, the twenty-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2014, and

•
include the performance multiplier of 0.93 as determined by the committee and the Board.

•
ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

Every year the committee reviews the severance amounts calculated for each named executive under his or her employment agreement. The data represents the total value to be paid to the executive if he or she is terminated without cause and with and without a deemed change of control.

108    TCPL Annual information form 2014

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

110    TCPL Annual information form 2014

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

TCPL Annual information form 2014    111

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

112    TCPL Annual information form 2014

Appendix B
Non-GAAP measures

In our disclosure, we use the following non-GAAP measures as certain key financial metrics and performance goals:

•
EBITDA
•
EBIT
•
Funds generated from operations
•
Comparable earnings
•
Comparable earnings per common share
•
Comparable EBITDA
•
Comparable EBIT

These measures do not have any standardized meaning as prescribed by U.S. generally accepted accounting principles (GAAP) and, therefore may, not be similar to measures presented by other entities.

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

See our 2014 MD&A for:

•
a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and
•
a reconciliation of funds generated from operations to net cash provided by operations, in the Net cash provided by operations table in the Financial condition section.

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

Comparable measure	Original measure

comparable earnings	net income attributable to common shares

comparable earnings per common share	net income per common share

comparable EBITDA	EBITDA

comparable EBIT	segmented earnings

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

TCPL Annual information form 2014    113

QuickLinks

EXPLANATORY NOTE
UNDERTAKING
FORWARD-LOOKING INFORMATION
SIGNATURES