Form 40-F
period 2015-12-31
TRANSCANADA PIPELINES LTD
filed 2016-02-11
CIK 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015           Commission File Number 1-8887
TRANSCANADA PIPELINES LIMITED
(Exact Name of Registrant as specified in its charter)
Canada
(Province or jurisdiction of incorporation or organization)
4922, 4923, 4924, 5172
(Primary Standard Industrial Classification Code Number (if applicable))
52 - 2179728
(I.R.S. Employer Identification Number (if applicable))
TransCanada Tower, 450 - 1 Street S.W.
Calgary, Alberta, Canada, T2P 5H1
(403) 920-2000
(Address and telephone number of Registrant's principal executive offices)
TransCanada PipeLine USA Ltd., 700 Louisiana Street, Suite 700
Houston, Texas, 77002-2700; (832) 320-5201
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
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
At December 31, 2015, 779,605,870 common shares,
which are all owned by TransCanada Corporation, were issued and outstanding.

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

Form	Registration No.
F-10	333-208588

EXPLANATORY NOTE

An amendment to this Form 40-F shall be filed to include the TransCanada PipeLines Limited ("TCPL") Annual information form for the year ended December 31, 2015. The amendment shall be filed no later than the date the Annual information form is required pursuant to home country requirements.

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.

A.    Audited Annual Financial Statements

For audited consolidated financial statements, including the auditors' report, see pages 111 through 173 of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements included herein.

B.    Management's Discussion and Analysis

For management's discussion and analysis, see pages 1 through 110 of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements included herein.

C.    Management's Report on Internal Control Over Financial Reporting

For management's report on internal control over financial reporting, see "Management's report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 111 of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements included herein.

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

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 92 of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Siim A. Vanaselja, Mr. Kevin E. Benson and Mr. John E. Lowe have been designated audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Vanaselja, Mr. Benson and Mr. Lowe as audit committee financial experts does not make Mr. Vanaselja, Mr. Benson or Mr. Lowe "experts" for any purpose, impose any duties, obligations or liability on Mr. Vanaselja, Mr. Benson or Mr. Lowe that are greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.

CODE OF ETHICS

The Registrant has adopted a code of business ethics for its directors, officers, employees and contractors. The Registrant's code is available on its website at www.transcanada.com. No waivers have been granted from any provision of the code during the 2015 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

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

External Auditor Service Fees

The following table provides information about the fees paid by the Company to KPMG LLP, the external auditor of the TransCanada group of companies, for professional services rendered for the 2015 and 2014 fiscal years.

($ millions)	2015	2014
Audit fees	$7.8	$6.4
audit of the annual consolidated financial statements
services related to statutory and regulatory filings or engagements review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit‑related fees	0.2	0.2
services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans
Tax fees	0.5	0.5
Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	—	—
Total fees	$8.5	$7.1

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 26 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on tabular disclosure of contractual obligations, see "Contractual obligations" in Management's discussion and analysis on page 82 of the TCPL 2015 Management's discussion and analysis and audited consolidated financial statements.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit committee. The members of the Audit committee are:

Chair: Members:	S.A. Vanaselja K.E. Benson D.H. Burney J.E. Lowe M.P. Salomone D.M.G. Stewart

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

Forward-looking statements in this document may include information about the following, among other things:

•	anticipated business prospects

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected costs for planned projects, including projects under construction and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected common share purchases under our normal course issuer bid

•	expected impact of regulatory outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.

Our forward-looking information is based on key assumptions, and subject to the following risks and uncertainties:

Assumptions

•	inflation rates, commodity prices and capacity prices

•	timing of financings and hedging

•	regulatory decisions and outcomes

•	foreign exchange rates

•	interest rates

•	tax rates

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates

•	acquisitions and divestitures.

Risks and uncertainties

•	our ability to successfully implement our strategic initiatives

•	whether our strategic initiatives will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues we receive from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in market commodity prices

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets

•	interest, tax and foreign exchange rates

•	weather

•	cybersecurity

•	technological developments

•	economic conditions in North America as well as globally.

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
DONALD R. MARCHAND Executive Vice-President, Corporate Development and Chief Financial Officer

Date: February 11, 2016

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	Management's discussion and analysis (included on pages 1 through 110 of the TCPL 2015 Management's discussion and analysis and audited financial statements).

13.2
2015 Audited consolidated financial statements (included on pages 111 through 173 of the TCPL 2015 Management's discussion and analysis and audited financial statements)), including the auditors' report thereon.

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