Form 40-F/A
TRANSCANADA PIPELINES LTD
filed 2016-03-14
CIK 99070

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

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2015 which was file with the Securities and Exchange Commission (the "Commission") on February 11, 2016, to include TCPL's Annual information form for the year ended December 31, 2015.
Other than as expressly set forth above, this From 40-F/A does not, and does not purport to, amend, update, or restate the information in any item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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
DONALD R. MARCHAND Executive Vice-President, Corporate Development and Chief Financial Officer

Date: March 14, 2016

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

*13.1	Management's discussion and analysis (included on pages 1 through 110 of the TCPL 2015 Management's discussion and analysis and audited financial statements).

*13.2
2015 Audited consolidated financial statements (included on pages 111 through 173 of the TCPL 2015 Management's discussion and analysis and audited financial statements)), including the auditors' report thereon.

13.3	TCPL's Annual information form for the year ended December 31, 2015.

* previously filed

31.1	Certification of Chief Executive Officer pursuant to Section 102 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 102 of the Sarbanes-Oxley Act of 2002.