Form 40-F/A
period 2016-12-31
TRANSCANADA PIPELINES LTD
filed 2017-03-21
CIK 99070

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

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2016 which was filed with the Securities and Exchange Commission (the "Commission") on February 17, 2017, to include TCPL's Annual information form for the year ended December 31, 2016.
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
DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer

Date: March 21, 2017

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

*13.1	Management's discussion and analysis (included on pages 1 through 107 of the TCPL 2016 Management's discussion and analysis and audited financial statements).

*13.2
2016 Audited consolidated financial statements (included on pages 108 through 178 of the TCPL 2016 Management's discussion and analysis and audited financial statements), including the auditors' report thereon.

13.3	TCPL's Annual information form for the year ended December 31, 2016.

* previously filed

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.