Form 40-F
period 2017-12-31
TRANSCANADA PIPELINES LTD
filed 2018-02-16
CIK 99070

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017           Commission File Number 1-8887
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
At December 31, 2017, 871,760,696 common shares, which were
all owned by TransCanada Corporation, were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule. Yes ☐    82-___________ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to us the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
F-10	333-221898

EXPLANATORY NOTE

An amendment to this Form 40-F shall be filed to include the TransCanada PipeLines Limited ("TCPL") Annual information form for the year ended December 31, 2017. The amendment shall be filed no later than the date the Annual information form is required pursuant to home country requirements.
AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION & ANALYSIS
Except sections specifically referenced below which shall be deemed incorporated by reference herein and filed, no other portion of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements shall be deemed filed with the U.S. Securities and Exchange Commission (the "Commission") as part of this report under the Exchange Act.
A.    Audited Annual Financial Statements
For audited consolidated financial statements, including the auditors' report, see pages 103 through 175 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.
B.    Management's Discussion and Analysis
For management's discussion and analysis, see pages 1 through 102 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein under the heading "Management's discussion and analysis".
C.    Management's Report on Internal Control Over Financial Reporting
For management's report on internal control over financial reporting, see "Management's Report on Internal Control over Financial Reporting" that accompanies the audited consolidated financial statements on page 103 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders included herein.

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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on disclosure controls and procedures and management's annual report on internal control over financial reporting, see "Other information - Controls and Procedures" in Management's discussion and analysis on page 83 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant's board of directors has determined that it has at least one audit committee financial expert serving on its Audit committee. Mr. John E. Lowe, Mr. Kevin E. Benson and Mr. Thierry Vandal have been designated audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The Commission has indicated that the designation of Mr. Lowe, Mr. Benson and Mr. Vandal as audit committee financial experts does not make Mr. Lowe, Mr. Benson or Mr. Vandal "experts" for any purpose, impose any duties, obligations or liability on Mr. Lowe, Mr. Benson or Mr. Vandal that are greater than those imposed on members of the Audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit committee.
CODE OF ETHICS
The Registrant has adopted a code of business ethics ("Code") for its directors, officers, employees and contractors. In 2017, the Code was amended to reflect the safety value change, amend provisions relating to accepting gifts, invitations, and entertainment from suppliers, and amend provisions related to personal relationship disclosure.
The Registrant's Code is available on its website at www.transcanada.com. No waivers have been granted from any provision of the Code during the 2017 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Pre-Approval Policies and Procedures
TCPL's Audit committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit committee has granted pre-approval for specified non-audit services. For engagements of up to $250,000, approval of the Audit committee Chair is required, and the Audit committee is to be informed of the engagement at the next schedule Audit committee meeting. For all engagements of $250,000 or more, pre-approval of the Audit committee is required. In all cases, regardless of the dollar amount involved, where there is a potential for conflict of interest involving the external auditor to arise on an engagement, the Audit committee must pre-approve the assignment.
To date, all non-audit services have been pre-approved by the Audit committee in accordance with the pre-approval policy described above.

The following table provides information about the fees paid by the Company to KPMG LLP, Chartered Professional Accountants, the external auditor of the TransCanada group of companies, for professional services rendered for the 2017 and 2016 fiscal years.

($ millions)	2017	2016

Audit fees	$9.7(1)	$8.2
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	$0.1	$0.1
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans, and pipeline abandonment trusts
Tax fees(2)	$0.8	$0.6
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	$0.2	–
• French translation services
Total fees	$10.8	$8.9
Notes:
(1) The increase in audit fees from 2016 reflects the transfer of the Columbia audit to KPMG, following TransCanada's acquisition of Columbia in 2016.
(2) The tax fees principally related to fees incurred on account of compliance matters.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant has no off-balance sheet arrangements, as defined in this Form, other than the guarantees and commitments described in Note 26 of the Notes to the audited consolidated financial statements attached to this Form 40-F and incorporated herein by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
For information on tabular disclosure of contractual obligations, see "Contractual obligations" in Management's discussion and analysis on page 73 of the TCPL's 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately-designated standing Audit committee. The members of the Audit committee as of February 14, 2018 (unless otherwise indicated) are:

Chair: Members:	J.E. Lowe K.E. Benson D.H. Burney (retiring April 27, 2018) S. Crétier I. Samarasekera D.M.G. Stewart T. Vandal (as of November 8, 2017)

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
Forward-looking statements in this document include information about the following, among other things:

•	planned changes in our business

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected dividend growth

•	expected costs for planned projects, including projects under construction, permitting and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	the expected impact of H.R. 1, the Tax Cuts and Jobs Act (U.S. Tax Reform)

•	expected industry, market and economic conditions.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on the following key assumptions, and subject to the following risks and uncertainties:
Assumptions

•	planned wind-down of our U.S. Northeast power marketing business

•	inflation rates and commodity prices

•	nature and scope of hedging

•	regulatory decisions and outcomes

•	interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates.

Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in market commodity prices

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets

•	interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform

•	weather

•	cyber security

•	technological developments

•	economic conditions in North America as well as globally.
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
DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer

Date: February 16, 2018

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

13.1	Management's discussion and analysis (included on pages 1 through 102 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders).

13.2
2017 Audited consolidated financial statements (included on pages 103 through 175 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the auditors' report thereon.

23.1	Consent of KPMG LLP, Chartered Professional Accountants, Independent Registered Public Accounting Firm.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2	Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1
A copy of the Registrant's Code of Business Ethics Policy as amended (filed with the Securities and Exchange Commission as part of a Form 6-K report on February 2, 2018 and incorporated by reference herein).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.