Form 40-F/A
period 2017-12-31
TRANSCANADA PIPELINES LTD
filed 2018-03-13
CIK 99070

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

The documents (or portions thereof) forming part of this Form 40-F/A are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
F-10	333-221898

EXPLANATORY NOTE

TransCanada PipeLines Limited ("TCPL") is filing this Form 40-F/A Amendment No. 1 to its annual report on Form 40-F for the year ended December 31, 2017 which was filed with the Securities and Exchange Commission (the "Commission") on February 16, 2018, to include TCPL's Annual information form for the year ended December 31, 2017.
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
DONALD R. MARCHAND Executive Vice-President and Chief Financial Officer

Date: March 12, 2018

DOCUMENTS FILED AS PART OF THIS REPORT

EXHIBITS

*13.1	Management's discussion and analysis (included on pages 1 through 102 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders).

*13.2
2017 Audited consolidated financial statements (included on pages 103 through 175 of the TCPL 2017 Management's discussion and analysis and audited consolidated financial statements to shareholders), including the auditors' report thereon.

13.3	TCPL's Annual information form for the year ended December 31, 2017.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*99.1
A copy of the Registrant's Code of Business Ethics Policy as amended (filed with the Securities and Exchange Commission as part of a Form 6-K report on February 2, 2018 and incorporated by reference herein).

* previously filed